Form 20-F
period 2018-12-31
Suzano S.A.
filed 2019-04-30
CIK 909327

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2018

Commission file number 001-38755

Suzano S.A. (formerly Suzano Papel e Celulose S.A.)
(Exact name of Registrant as specified in its charter)

Suzano Inc. (formerly Suzano Paper and Pulp Inc.)
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Professor Magalhães Neto, 1,752 10th Floor, Rooms 1010 and 1011 Salvador, Brazil 41810-012
(Address of principal executive offices)

Marcelo Feriozzi Bacci Chief Financial and Investor Relations Officer Telephone: +55 11 3503-9000 Email: ri@suzano.com.br Av. Faria Lima, 1,355 – 7th Floor São Paulo, Brazil, 01452-919
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Common Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Common Shares	New York Stock Exchange

4.000% Notes due 2025, issued by Fibria Overseas Finance Ltd.	New York Stock Exchange
5.500% Notes due 2027, issued by Fibria Overseas Finance Ltd.	New York Stock Exchange
5.250% Notes due 2024, issued by Fibria Overseas Finance Ltd.	New York Stock Exchange

*              Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of stock of Suzano S.A. (formerly Suzano Papel e Celulose S.A.) as of December 31, 2018 was:

1,105,826,145 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

i

ii

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3. Key Information — Risk Factors,” “Item 4. Information on Suzano — Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things:

•                  our management and future operation;

•                  the implementation of our principal operational strategies, including our potential participation in acquisitions, joint venture transactions or other investment opportunities;

•                  general economic, political and business conditions, both in Brazil and in our principal export markets;

•                  industry trends and the general level of demand for, and change in the market prices of, our products;

•                  existing and future governmental regulation, including tax, labor, pension and environmental laws and regulations and import tariffs in Brazil and in other markets in which we operate or to which we export our products;

•                  the competitive nature of the industries in which we operate;

•                  our level of capitalization, including the levels of our indebtedness and overall leverage;

•                  the cost and availability of financing;

•                  our compliance with the covenants contained in the instruments governing our indebtedness;

•                  the implementation of our financing strategy and capital expenditure plans;

•                  inflation and fluctuations in currency exchange rates, including the Brazilian real and the U.S. dollar;

•                  legal and administrative proceedings to which we are or may become a party;

•                  the volatility of the prices of the raw materials we sell or purchase to use in our business;

•                  other statements included in this annual report that are not historical; and

•                  other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed in “Item 3. Key Information — Risk Factors.”

The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “hope,” “intend,” “may,” “might,” “should,” “would,” “will,” “understand” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Our actual results and performance may differ substantially from the forward-looking statements included in this annual report.

GLOSSARY OF CERTAIN TERMS USED IN THIS ANNUAL REPORT

Herein, “Suzano”, the “Company”, “we”, “us” and “our” refer to Suzano and its consolidated subsidiaries, unless the context otherwise requires. References to “Fibria” refer to “Fibria Celulose S.A.” and references to the “Companies” refer to Suzano and Fibria. All references herein to the “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars”, “dollars” or “US$” are to United States dollars, the official currency of the United States.

ADENE	Agency for the Development of the Northeastern Brazil, or Agência de Desenvolvimento do Nordeste.
ADR	American Depositary Receipts.
ADS	American Depositary Shares.
ANTAQ	The Brazilian regulatory agency regulating aquatic transportation, or Agência Nacional de Transportes Aquaviários.
B3	The São Paulo Stock Exchange.
BNDES	The Brazilian Development Bank, or Banco Nacional de Desenvolvimento Econômico e Social.
BNDESPAR	BNDES Participações S.A.
Brazilian Corporation Law	Brazilian Law No. 6.404/76, as amended.
CADE	Brazilian antitrust authority, or Conselho Administrativo de Defesa Econômica.
COFINS	Contribution for the Financing of Social Security, or Contribuição para o Financiamento da Seguridade Social.
CONFAZ	National Board of Financial Policy, or Conselho Nacional de Política Fazendária.
CSLL	Social Contribution on Net Income, or Contribuição Social Sobre o Lucro Líquido.
CVM	The Brazilian Securities and Exchange Commission, or Comissão de Valores Mobiliários.
FGTS	Government Severance Indemnity Fund for Employees, or Fundo de Garantia do Tempo de Serviço.
GHG	Greenhouse gas.
IBÁ	Brazilian Tree Industry, or Indústria Brasileira de Árvores.
IBAMA	Brazilian Federal Environmental Agency, or Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis.
ICMS	Tax on Sale of Goods and Services, or Imposto sobre Circulação de Mercadorias e Serviços.
INCRA	Brazilian Institute for Land Reform, or Instituto Nacional de Colinização e Reforma Agrária.
INPI	National Industrial Property Institute, or Instituto Nacional da Propriedade Industrial
INSS	Social Security Contributions, or Instituto Nacional do Seguro Social.
IPCA	Inflation Rate Index for Consumer Goods, or Índice Nacional de Preços ao Consumidor Amplo
IPI	Tax on Manufactured Products, or Imposto sobre Produtos Industrializados.
IRPJ	Corporate Income Taxes, or Imposto de Renda Pessoa Jurídica.
ISS	Tax on Services, or Imposto Sobre Serviços.
PIS	Social Integration Program, or Programa de Integração Social.
PPPC	Pulp and Paper Products Council.
RFB	Brazilian Internal Revenue, or Receita Federal do Brasil.
SUDENE	Superintendence for Development of the Northeast, or Superintendência do Desenvolvimento do Nordeste.
TJLP	Brazilian Long-Term Interest Rate, or Taxa de Juros de Longo Prazo.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We have prepared our consolidated financial statements as of December 31, 2018 and 2017 and for each of the three years for the period ended December 31, 2018, included herein, in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected financial information should be read together with our consolidated financial statements, including the notes thereto.

Our functional currency and that of all our Brazilian subsidiaries is the real, which is also the currency used for the preparation and presentation of our consolidated financial statements.

We make statements in this annual report about our competitive position and our market share in, and the market size of, the market pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable.

Because the merger of shares (incorporação de ações) (the “Merger”), set forth in the Merger Agreement entered into by Suzano and Fibria on July 26, 2018 (the “Merger Agreement”) was consummated in January 2019, our results of operations and financial condition for the historical periods discussed in this section do not reflect or include the results of operations or any assets or liabilities of Fibria. We began consolidating Fibria and its subsidiaries as from January 1, 2019, and, accordingly, our results of operations and financial condition in future periods may not necessarily be comparable to our results of operations and financial condition for historical periods, including those discussed below. For information on Fibria’s results of operations and financial condition for these periods, see Fibria’s audited consolidated statements at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 that were submitted by Fibria to the SEC on Form 6-K on February 22, 2019. In this section, we include, solely for convenience purposes, certain information on Fibria’s results of operations, cash flows and financial condition, including indebtedness and other contractual liabilities, that was extracted from Fibria’s audited consolidated financial statements. However, this information is not indicative of any future results of operations or financial condition of Fibria, or of our company and Fibria operating on a combined basis.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

The following table presents a summary of our selected financial and operating data at the dates and for each of the periods indicated. You should read the following information together with our audited consolidated financial statements, “Presentation of Financial and Other Data” and “Item 5. Operating and Financial Review and Prospects.”

The information below does not reflect our acquisition of Fibria, which closed in January 2019. For financial and operating information on Fibria at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, see Fibria’s audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, submitted to the SEC by Fibria on Form 6-K on February 22, 2019.

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of R$), except per share data

Net sales revenue	13,443,376	10,580,673	9,839,162	10,162,081	7,264,599
Cost of sales	(6,922,331)	(6,496,304)	(6,563,080)	(6,147,395)	(5,355,664)
Gross profit	6,521,045	4,084,369	3,276,082	4,014,686	1,908,935

Operating income (expenses)
Selling expenses	(598,726)	(423,325)	(416,310)	(409,986)	(300,796)
General and administrative expenses	(825,209)	(528,974)	(427,100)	(455,629)	(392,761)
Equity in earnings of associates	7,576	5,872	(7,127)	—	—
Other operating income (expenses), net	(96,875)	140,510	(1,150,561)	(104,516)	14,191
Operating profit before net financial income (expenses)	5,007,811	3,278,452	1,274,984	3,044,555	1,229,569

Net financial income (expenses)
Financial income	459,707	379,049	2,277,924	304,261	265,351
Financial expenses	(5,302,220)	(1,397,889)	(1,156,204)	(4,713,885)	(1,858,863)
Net income (loss) before taxes	165,298	2,259,612	2,396,704	(1,365,069)	(363,943)
Income taxes
Current	(586,568)	(202,187)	(188,817)	(19,052)	(17,480)
Deferred	741,084	(236,431)	(530,072)	454,445	119,917
Net income (loss) for the year	319,814	1,820,994	1,677,815	(929,676)	(261,506)
Income (loss) for the year attributed to the controlling shareholders	319,693	—	—	—	—
Income for the year attributed to non-controlling shareholders	121	—	—	—	—
Basic earnings (loss) per share (1)
Common	0.29236	1.66804	1.53922	(0.85429)	(0.24071)

Diluted earnings (loss) per share (2)
Common	0.29199	1.66433	1.53430	(0.85429)	(0.24071)

(1) Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.

(2) Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2018	2017 (1)	2016	2015	2014
	(in thousands of R$)
Assets
Current assets
Cash and cash equivalents	4,387,453	1,076,833	1,614,697	1,477,246	3,686,115
Financial investments	21,098,565	1,631,505	2,080,615	970,850	—
Trade accounts receivables	2,537,058	2,297,763	1,548,741	1,842,561	1,207,398
Inventories	1,853,104	1,198,265	1,318,905	1,326,396	1,077,081
Recoverable taxes	296,832	300,988	425,758	596,936	475,632
Derivative financial instruments	352,454	77,090	367,145	158,930	39,266
Advances to suppliers	98,533	86,499	532,655	27,016	9,711
Other assets	169,175	119,610	112,952	132,536	114,221

Assets held for sale	5,718	11,535	—	50,000	—
Total current assets	30,798,892	6,800,088	8,001,468	6,582,471	6,609,424

Non—current assets
Receivables from other related parties	—	—	13,000	—	—
Recoverable taxes	231,498	283,757	349,536	433,070	481,626
Deferred taxes	8,998	2,606	4,624	2,583	1,143
Derivative financial instruments	141,480	56,820	77,035	36,463	20,826
Advances to suppliers	218,493	221,555	216,578	251,287	247,779
Judicial deposits	129,005	113,613	87,097	61,653	59,499
Receivables from land expropriation	63,652	60,975	56,721	56,721	56,721
Other assets	30,283	31,466	36,947	22,822	9,694
	823,409	770,792	841,538	864,599	877,288

Biological assets	4,935,905	4,548,897	4,072,528	4,130,508	3,659,421
Property, plant and equipment	17,020,259	16,211,228	16,235,280	16,346,234	16,681,253
Intangible assets	339,841	188,426	219,588	329,625	292,070
Investments	14,338	6,764	873	—	—
	22,310,343	20,955,315	20,528,269	20,806,367	20,632,744

Total non—current assets	23,133,752	21,726,107	21,369,807	21,670,966	21,510,032

Total assets	53,932,644	28,526,195	29,371,275	28,253,437	28,119,456

(1) The financial statements as of December 31, 2017, presented for comparison purposes, were adjusted for a better presentation and comparison with the information for the period ended December 31, 2018. The reclassifications in the line item “current assets” did not change the total of “current assets,” nor the total of our “assets.” The reclassifications were made to “other assets” in the amount of R$ 12,870 and related to advances for the acquisition of wood for “advances to suppliers.”

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of December 31,
	2018	2017	2016	2015	2014
	(in thousands of R$)

Liabilities
Current liabilities
Trade accounts payables	632,565	621,179	582,918	581,477	501,555
Loans and financing	3,425,399	2,115,067	1,594,720	2,024,964	2,046,899
Debentures	1,297	—	—	—	—
Derivative financial instruments	596,530	23,819	250,431	281,317	27,152
Taxes payable	243,835	125,847	78,175	56,285	54,525
Payroll and charges	234,192	196,467	165,030	164,782	141,489
Liabilities for assets acquisitions	476,954	83,155	85,748	91,326	79,092
Dividends payable	5,434	180,550	370,998	122	114
Advance from customers	75,159	92,545	514,766	32,058	7,822
Other liabilities	367,313	280,437	187,088	278,243	208,997
Total current liabilities	6,058,678	3,719,066	3,829,874	3,510,574	3,067,645

Non—current liabilities
Loans and financing	27,648,657	10,076,789	12,418,059	12,892,378	11,965,230
Debentures	4,662,156	—	—	—	—
Derivative financial instruments	1,040,170	104,077	221,047	353,814	100,116
Liabilities for assets acquisitions	515,558	502,831	609,107	733,538	635,598
Provision for contingencies	351,270	317,069	246,634	198,559	218,540
Employee benefits	430,427	351,263	339,009	263,141	277,463
Deferred taxes	1,038,133	1,787,413	1,549,563	1,035,663	1,479,235
Share-based compensation plans	124,318	38,320	18,850	42,722	27,619
Other liabilities	37,342	12,756	14,143	35,289	32,878
Total non—current liabilities	35,848,031	13,190,518	15,416,412	15,555,104	14,736,679

Total liabilities	41,906,709	16,909,584	19,246,286	19,065,678	17,804,324

Equity
Share capital	6,241,753	6,241,753	6,241,753	6,241,753	6,241,753
Capital reserves	674,221	394,801	203,714	82,966	85,813
Treasury shares	(218,265)	(241,088)	(273,665)	(288,858)	(303,725)
Retained earnings	2,992,590	2,922,817	1,638,620	701,815	1,852,294
Other reserves	2,321,708	2,298,328	2,314,567	2,450,083	2,438,997
Non-controlling interest in subsidiaries’ equity	13,928	—	—	—	—
Total equity	12,025,935	11,616,611	10,124,989	9,187,759	10,315,132

Total equity and liabilities	53,932,644	28,526,195	29,371,275	28,253,437	28,119,456

OTHER FINANCIAL DATA

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of R$, unless otherwise indicated)

Gross margin (1)	48.5%	38.6%	33.3%	39.5%	26.3%
Operating margin (2)	37.3%	31.0%	13.0%	30.0%	16.9%
Capital expenditures (3)	2,423,698	1,780,302	2,324,338	1,664,898	1,359,178
Depreciation, amortization and depletion	1,563,223	1,402,778	1,403,518	1,419,477	1,216,132
Cash flow provided by (used in):
Operating activities	5,170,850	3,067,859	3,075,539	2,674,785	1,447,602
Investing activities	(21,962,712)	(1,008,334)	(3,342,484)	(2,557,216)	(1,393,694)
Financing activities	20,035,049	(2,612,089)	566,082	(2,601,821)	(173,651)

OPERATIONAL DATA

	As at and for the year ended December 31,
	2018	2017	2016	2015	2014

Number of employees	9,385	7,830	7,483	7,605	7,180
Nominal production (millions of tons)
Pulp	3.5	3.5	3.5	3.4	2.9
Paper	1.3	1.2	1.2	1.2	1.3
Nominal production capacity (millions of tons)
Pulp	3.6	3.6	3.6	3.5	2.9
Paper	1.4	1.4	1.3	1.3	1.3
Sales volumes (thousand metric tons)
Domestic market pulp	298,005	376,502	410,564	455,356	477,801
Export market pulp	2,927,714	3,255,329	3,117,814	2,820,579	2,372,511
Total market pulp	3,225,719	3,631,831	3,528,378	3,275,936	2,850,312
Sales volumes (thousand metric tons)
Domestic market paper	878,374	815,917	826,408	822,941	933,682
Export market paper	377,263	374,190	361,996	403,016	388,777
Total market paper	1,255,637	1,190,108	1,188,404	1,225,957	1,322,459
Total sales volumes market paper and pulp	4,481,356	4,821,938	4,716,782	4,501,892	4,172,771

(1)         The gross margin calculation consists of dividing gross profit by net revenues.

(2)         The operating margin calculation consists of dividing income before financial income and expenses by net revenues.

(3)         Relates to capital expenditures cash invested for the acquisition of property, plant and equipment and intangible assets and biological assets.

Special Note Regarding Non-IFRS Financial Measures

A non-IFRS financial measure is any financial measure that is presented other than in accordance with all relevant accounting standards under IFRS. We disclose Adjusted EBITDA for Suzano in this annual report, which are considered non-IFRS financial measures in accordance with CVM Instruction 527.  EBITDA is defined by the CVM, as earnings before net financial results, taxes, depreciation and amortization, or EBITDA. We are presenting Adjusted EBITDA in this annual report. Adjusted EBITDA for Suzano is defined as EBITDA as further adjusted to add or exclude, from the amount of equity income, expenses with Fibria’s transaction (the Merger), fair value adjustment of biological assets, complement of provision for variable remuneration, provision for intangible assets — research agreement (Futuragene), provision for wood inventory damaged, provision for losses with sales and scrapping of forest machines, sale of distribution center (Anchieta), provision (reversal) for losses with property, plant and equipment, write-offs, taxes, doubtful accounts and provision of contingencies, land conflict agreement, equity in earnings of associates, land invasion — landless movement (MST — Movimento dos Sem-Terra), reconciliation adjustments, tax credits, write-off of IPI credits — (São Paulo) subsidiary, wood inventory adjustment, issue with genetic material — arrangement leasing — (Vale Florestar), Additional Provision for — Complement — share-based compensation plan (long-term), provision related to PERT (programa de regularização tributária) — tax regularization program, donations and sponsorships, tax review (PIS and COFINS), agreement Valmet, write-off of inventory, windstorm Maranhão, insurance claim (Muruci and Imperatriz).

The non-IFRS financial measures described in this annual report are not a substitute for the IFRS measures of net income or other performance measures.

Our management believes that disclosure of Suzano’s Adjusted EBITDA provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. This is because Adjusted EBITDA is generally perceived as more objective and comparable measures of operating performance. For example, interest expense is dependent on the capital structure and credit rating of a company. However, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits and the differing jurisdictions in which they transact business. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation method (straight-line, accelerated or units of production), which can result in considerable variation in depreciation and amortization expenses between companies. Therefore, for comparison purposes, our management believes that Suzano’s Adjusted EBITDA is useful as objective and comparable measures of operating profitability because it excludes these elements of earnings that do not provide information about the current operations of existing assets.

Moreover, our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same fashion.

This non-IFRS financial measure is an important measure used by our management to assess our financial and operating performance. Management used the amount of Adjusted EBITDA The presentation of non-IFRS financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IFRS. We urge you to review the reconciliations of the non-IFRS financial measures presented.

For information on Fibria’s Adjusted EBITDA, please see Fibria’s earnings release for the year ended December 31, 2018, submitted to the SEC on Form 6-K on February 22, 2019.

Suzano

Adjusted EBITDA (R$ million)	2018	2017
EBITDA Reconciliation
Net income (loss)	319.8	1,821.0
(+/–) Net financial result	4,842.5	1,018.9
(+/–) Income and social contribution taxes	(154.5)	438.6
(+) Depreciation, amortization and depletion	1,563.2	1,402.8
EBITDA	6,571.0	4,681.3
Expenses with Fibria’s Transaction	126.6	—
Fair value adjustment of biological assets	129.2	(192.5)
Complement of provision for Variable Remuneration	—	26.5
Provision for intangible assets — Research agreement (Futuragene)	—	18.8
Provision for wood inventory damaged	—	16.3
Provision for losses with sales and scrapping of forest machines	—	14.0
Sale of Distribution Center — Anchieta	—	(31.4)
Provision (reversal) for losses with property, plant and equipment, write-offs, taxes, doubtful accounts and provision of contingencies	7.4	68.0
Land conflict agreement	—	11.8
Equity in earnings of associates	(7.6)	(5.9)
Land invasion - landless movement (MST Movimento Sem Terra)	—	1.9
Reconciliation adjustments	7.6	2.0
Tax Credits	2.9	—
Write-off of IPI credits - (São Paulo) subsidiary	—	0.7
Wood Inventory Adjustment	—	9.6
Issue with genetic material - Arrangement Leasing - Vale Florestar	—	(10.7)
Additional Provision for — Complement — share-based compensation plan (long-term)	—	15.1
Provision related to PERT (Programa de Regularização Tributária) - Tax Regularization Program	—	2.4
Donations and Sponsorships	—	5.2
Review Tax (PIS and Cofins)	9.5	—
Agreement Valmet	(52.8)	—
Write-off of Inventory	24.1	—
Windstorm Maranhão	1.6	—
Insurance claim (Muruci and Imperatriz)	(3.1)	—
Retroactive contributions — Antidumping	—	2.2
Adjusted EBITDA	6,817.8	4,635.3

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

We are subject to various risks and uncertainties resulting from changing competitive, economic, political, environmental and social conditions that could harm our business, results of operations or financial condition. The risks described below, although not being the only ones we face are the most important ones according to our ability to identify material risks. Other risks that we presently believe are not material could also adversely affect us.

Risks Relating to the Merger

The expected benefits from operating as a combined enterprise with Fibria may not be achieved.

The integration of two large companies, such as Suzano and Fibria, presents significant challenges. We cannot provide any assurance that we will be able to integrate our and Fibria’s operations without encountering difficulties, which may include, among other things, the loss of key employees, diversion of management attention, the disruption of our respective ongoing businesses or possible inconsistencies in standards, procedures and policies. There can also be no assurance as to the extent to which the synergies anticipated or expected from the Merger, or as to the timing for their realization, or as to the expenses that will be incurred in connection with realizing synergic benefits from the Merger. In particular, we may not be able to realize anticipated cost savings from the combination of the companies’ production facilities, or anticipated synergic benefits from the joint acquisition of raw materials, sharing of improved production techniques and integration of administrative departments. If we do not realize the expected benefits or synergies from the Merger, our results of operations and financial condition and the trading price for our securities may be adversely affected.

We expect to record a significant amount of goodwill and intangible assets as a result of the Merger, which may be subject to impairment under certain circumstances in future periods in accordance with applicable accounting regulations.

We expect to recognize a significant amount of goodwill and record several intangible assets as a result of the Merger. Prior to the consummation of the Merger, we performed a preliminary analysis of the fair market value of the assets of Fibria to be acquired and liabilities to be assumed in the Merger. We currently estimate a total preliminary goodwill of R$7,897.1 million in connection with the Merger. For further information, see note 32.(i) to our audited consolidated financial statements. Under IFRS, goodwill and intangible assets with undetermined useful life are not subject to amortization and are tested annually to identify possible need for impairment, or more often if any event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets that have determined useful lives are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In addition, under IFRS we are required to perform an impairment analysis of assets with undetermined useful life when the book value of our net assets exceeds our market capitalization. As a result, we may be required to recognize an impairment of goodwill or other intangible assets in future periods if required under IFRS, which could adversely affect our financial condition and results of operations or the trading price of our securities.

Following completion of the Merger, we are more leveraged than we were prior to the Merger, and a material portion of our cash flow may need to be used to service our debt obligations.

As of December 31, 2018, Suzano had R$35.7 billion of consolidated total debt and Fibria had R$20.7 billion of consolidated total debt. Accordingly, after giving effect to the completion of the Merger, Suzano will have a significantly higher amount of consolidated total debt, taking into consideration our and Fibria’s pre-Merger consolidated debt and the additional debt incurred by us to finance the Merger. We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to investors. Our indebtedness could, among other things: (i) require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities; (ii) increase our vulnerability to general adverse economic and industry conditions; (iii) limit, along with financial and other restrictive covenants in our debt instruments, our ability to borrow additional funds or dispose of assets; and (iv) place us at a competitive disadvantage compared to our competitors that have less debt. We may also need to refinance all or a portion of our debt on or before maturity, and we may not be able to do this on commercially reasonable terms or at all.

Additionally, a default under our financial agreements that is not waived by the relevant creditors may result in an acceleration of the maturity of the outstanding balance of such debt, and may also accelerate the maturity of other debt that benefits from cross-default or cross-acceleration provisions. For more information, see Item 5. “Operating and Financial Review and Prospects —Indebtedness.” If such events were to occur, our financial condition and share price could be adversely affected.

Risks Relating to the Pulp and Paper Industry

Our products’ prices are greatly affected by international market prices, which vary depending on a number of factors that are beyond our control.

Pulp markets are typically cyclical, and our pulp prices follow international market prices, which are determined by supply and demand, global pulp production capacity and global economic conditions. Such prices can also be affected by exchange rate fluctuations between the currencies of main producing and consuming countries, movement of inventories, diverging price expectations, business strategies adopted by other producers and availability of substitutes for our products, among others. All of these factors are beyond our control and may have a significant impact on the prices for pulp and, consequently, on our operational margins, profitability and ROIC. Fluctuations in pulp price may lead us to adopt changes in our commercial strategy or production, which also may adversely affect our financial condition and results of operation.

Paper prices are also determined by supply and demand conditions in the markets in which they are sold, and are affected by various factors, including the fluctuation in pulp prices and the specific characteristics of the markets in which we operate.

We cannot assure that pulp and paper market prices and demand for our products will remain favorable to us, and any adverse price or demand fluctuations, which may occur rapidly in our markets, could adversely affect our results of operations and financial conditions and our ability to operate our plants in an economically viable manner.

We are highly dependent on our planted forest areas for the supply of wood, which is essential to our production processes, and any damage to our forest areas may adversely affect us.

Most of the wood used in our production processes is supplied by our own forestry operations, which include planted forest areas located in close proximity to our production facilities. The wood market in Brazil is very limited, as most pulp and paper producers utilize wood extracted from their own planted forests to meet their wood requirements. In addition, in acquiring land for our forests, we compete with cultivators of other crops, which could ultimately raise the purchase price of land or make it more difficult to hire third parties to cultivate the eucalyptus required to meet our production needs. Still, our planted forests are subject to natural threats, such as drought, fire, pests and diseases, which may reduce our supply of wood or increase the price of wood we acquire.

Our planted forest areas are also subject to other threats, considering their wide territorial coverage and proximity to a significant number of neighbors and local communities, including loss of possession due to social unrest or squatter invasion, theft of our timber, or arson, which may result in real damage to our planting and transit areas and may significantly adversely affect our results.

In addition, the physical effects of climate change may materially and adversely affect our operations, for example by changing air temperature and water levels, and subjecting us to unusual or different weather-related risks. Our forest areas are located in regions which have ideal climate conditions for a short growing cycle. Any climate changes that negatively affect such favorable climate conditions in Brazil may adversely affect the growth rate and quality of our plantations, or our production costs. Although we cannot predict the impact of changing global climate conditions, any such occurrences may increase our liabilities and capital expenditures and adversely affect our business, financial condition and results of operations.

Drought in some regions of Brazil, resulting in water scarcity and related rationing, may adversely affect our business and results of operations.

Some regions might have drought conditions during some seasons of the year, which could result in acute shortages of water and/or implementation of rationing to restrict usage. Although some of our units are located in the affected areas, this would not affect all of our operations simultaneously. Suzano units have processes in place for the efficient use of water. In order to maintain and improve our units’ efficiency in water usage, our operations teams periodically review such processes. We also have a contingency plan in place for the units that could possibly be affected by water shortages. Nevertheless, we cannot assure that severe droughts or governmental measures to address drought conditions will not have an impact on our units’ operations, with a resulting adverse effect on our business and results of operations.

We face significant operational risks that can result in the partial shutdown of our operations, which may adversely affect our financial condition and results of operations.

We face operational risks that may result in partial or temporary suspension of our operations and in loss of production. Such outages may be caused by factors associated with equipment failure, accidents, fires, strikes, weather, exposure to natural disasters, electricity power outages and chemical product spills, among other operational and environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to our property, assets and reputation, a decrease in production or an increase in production costs, any of which may adversely affect our financial condition and results of operations.

During the normal course of our business, we depend on the continuous availability of logistics and transportation networks, including roads, railways, warehouses and ports, among others. Such operations may be disrupted by factors beyond our control, such as social movements, natural disasters, electricity shortages and labor strikes. For example, the general strike of truck drivers in May 2018 throughout Brazil resulted in a temporary suspension of our production operations over some days, which in turn caused losses in production of our pulp and paper products. In order to end the strike, the Brazilian federal government made several concessions to the truck drivers, which may have an adverse effect on our costs of inbound and outbound logistics. Any interruption in the supply of inputs for the operation of our industrial and forestry units or in the delivery of our finished products to clients could cause a material adverse impact on our results of operations.

We have entered into contracts with third parties to provide transportation and logistics services. The early termination of these contracts or our inability to renew them or negotiate new contracts with other service providers with similar conditions could adversely affect our financial and operating condition. In addition, the majority of our suppliers of transportation operate under concessions granted by the Brazilian government and the loss or non-renewal of such concessions may also have a material adverse effect on our results of operations and financial condition.

We depend on few suppliers for certain raw materials, such as fuel oil, caustic soda, bleached chemo thermo mechanical pulp (“BCTPM”), natural gas and paper and pulp industrial capital goods, its services and maintenance.

We have few sources for certain raw materials that are essential for the production of pulp and paper, including fuel oil, caustic soda, BCTPM, natural gas and third-party industry technology (maintenance). We enter into medium and long term supply agreements with such suppliers. Any significant reduction in the supply or increase in prices, on behalf of the relevant supplier, of any of these raw materials could adversely affect our products’ mix, margin or availability and, consequently, our results of operations.

Investments by us or our competitors to enhance pulp production capacity in the future may adversely affect the market price for our products.

New capacity projects may create an imbalance between supply and demand that may cause a reduction in pulp prices. Investments in new capacity may have an impact on pulp prices and, consequently, on our financial condition or results of operations.

We face significant competition in some of our lines of business, which may adversely affect our market share in the pulp and paper industries and our profitability.

The pulp and paper markets are extremely competitive. We face substantial competition in both domestic and international markets from a large number of companies, some of which have extensive access to financial resources and low capital costs. In the domestic market, we face competition from national products, produced by companies of Brazilian and international groups, and imported products. In the international market, we compete against companies with large production and distribution capacities, significant consumer base and great variety of products.

Pulp imports do not presently represent serious competition for us in the domestic market due to the low logistical and production costs of local producers. However, the oversupply of coated paper in the world market, the antidumping measures adopted in other countries and the use of imported coated paper for alternative purposes, especially during periods of prolonged appreciation of the real against the U.S. dollar, may increase competition in Brazil from producers of imported paper. Additionally, if the Brazilian federal government were to decrease import taxes, or in the event of sustained appreciation of the real against the U.S. dollar, competition in Brazil from international producers may increase. The occurrence or continuation of any of the foregoing events could adversely affect us.

Additionally, the pulp and paper markets are served by numerous companies located in different countries. If we are unable to remain competitive against these producers in the future, our market share may be adversely affected.

Liquidity restriction periods may increase our financial costs, limit the terms or even preclude the funding in the market, which may adversely affect our operations.

Brazilian paper and pulp companies have made significant investments during the last few years in order to compete more efficiently and on a larger scale in the international market. This trend towards consolidation has enhanced the need for resources and diversification of financing sources among national and foreign financial institutions.

In this context, we depend on third-party capital to conduct our business, by means of financing transactions to support our investments and working capital. In liquidity restriction periods, such as the ones of 2008 and 2009 that occurred due to the international financial crisis, credit lines may become excessively short, expensive or even unavailable. Under these circumstances, there is a higher risk of not achieving success in financing and refinancing transactions, meaning that there is a higher possibility of failure in obtaining financing in the market in order to pay down existing indebtedness, as well as a higher risk of raising these funds at an elevated cost, which may adversely affect our results of operations or financial condition.

More stringent environmental regulation could increase our expenditures, which may adversely affect our results of operations or financial condition.

Our activities are subject to extensive environmental regulation, including in relation to gas emissions, liquid effluents and solid residues disposal, reforestation and odor control, and maintenance of a land reserve and permanent preservation areas. Furthermore, our activities, both industrial and forestry, require periodic renewal of environmental permits.

Environmental standards that are applicable to us are issued at the federal, state and municipal levels, and changes in the laws, rules, policies or procedures adopted in the enforcement of the current laws may adversely affect us. In Brazil, violations of environmental laws, regulations and authorizations could result in administrative, civil or criminal penalties for us, our management and our employees, including fines, imprisonment, interruption of our activities and dissolution of our corporate entity.

Governmental agencies or other competent authorities may provide new rules or additional regulations even stricter than the ones in force, or they may pursue a stricter interpretation of the existing laws and regulations, which could require us to invest additional resources in environmental compliance or to restrict our ability to operate as currently done. Additionally, noncompliance with or a violation of any such laws and regulations could result in the revocation of our licenses and suspension of our activities or in our responsibility for environmental remediation costs, which could be substantial. Moreover, failure to comply with environmental laws and regulations could restrict our ability to obtain financing from financial institutions.

In December 2015, several countries (including Brazil) signed the Paris Agreement, a new global environmental agreement adopting the Intended Nationally Determined Contributions, or “INDCs”, as the

measures taken to reduce its emissions after 2020. The INDC that applies to Brazil provides for an increase in the share of sustainable biofuels and other sources of renewable energy in the Brazilian national energy mix, as well as zero deforestation, reforestation, forest restoration and enhancement of the native forest management. We may be materially affected by the regulation related to greenhouse gases and climate change, which causes an increase in capital expenditures and investments to comply with such laws, and indirectly, by changes in prices for transportation, energy and other inputs. In addition, the physical effects of climate change also may materially and adversely affect our operations, such as by changing air temperature and water levels, and subjecting us to unusual or different weather related risks. Both the regulations related to climate change and the changes in existing regulations, as well as the physical effects of climate change generally, could result in increased liabilities and capital expenditures, all of which could have a material adverse effect on our business and results of operations.

Failure to obtain or maintain the necessary permits, licenses and concessions could adversely affect our operations.

We depend on the issuance of permits, licenses and concessions from various governmental agencies in order to undertake certain activities. In order to obtain licenses for certain activities that are expected to have a significant environmental impact, certain investments in conservation are required to offset such impact. Furthermore, we have licenses to operate our plants, which are usually valid for five years from the date of issuance and may be renewed for equal periods. The operational licenses require, among other things, that we periodically report our compliance with emissions standards set by environmental agencies.

Failure to obtain, renew or comply with our operating licenses as applicable may cause delays in our deployment of new activities, increased costs, monetary fines or even suspension of the affected activity.

Global or regional economic conditions and events may adversely affect the demand for and the price of our products.

Demand for pulp and paper is directly related to the growth of the world economy and economic conditions. Currently, Europe, China and North America are the main consumer markets of the industry. According to market statistics (PPPC), Chinese demand represented 34% of the global market pulp demand in 2018 and 2017 and this demand has increased at an compound annual growth rate of 10.0% since 2005, above the global average of 2.4%. The recent investments in paper and board machines in China have been boosting pulp demand in China; however, the volatility of Chinese demand due to speculative buying movement is a key risk for any short-term demand forecast.

Any slowing of economic growth in Europe, China and North America could adversely affect the price and volume of our exports and thus impact our operating performance and our financial results until such excess volume of supply can be allocated to other markets.

Our exports are subject to special risks that may adversely affect our business.

We export to different regions of the world, which makes us subject to special political and regulatory risks, including currency controls in countries where we have payments receivable, possible formal or informal trade barriers and incentive policies and subsidies favoring local producers in many regions.

Thus, our future financial performance will depend on the economic, political, environmental and social conditions of our main export markets (Europe, Asia and North America). Thus, our future financial performance will depend on the economic, political and social conditions of our main export markets (Europe, Asia and North America). As a result, factors that are beyond our control include:

•                  imposition of barriers to trade or the granting of commercial incentives in favor of local producers;

•                  changes in economic policies and/or conditions of the countries to which we export, which may affect our export capacity and, consequently, our business and operating results;

•                  logistics costs, including disruptions in shipping or reduced availability of freight transportation;

•                  significant fluctuations in global demand for pulp products, which could impact our sales, operating income and cash flows;

•                  the deterioration of global economic conditions, which could impair the financial condition of some of our customers or foreign suppliers, thereby increasing bad debts or non-performance by our foreign suppliers;

•                  changes in revenues due to variations in foreign currency exchange rates;

•                  controls on currency exchange; and

•                  adverse consequences deriving from the need to comply with more stringent regulatory requirements in foreign countries, including environmental rules, regulations and certification requirements.

More stringent trade barriers in key export markets may adversely affect us.

The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets or even to subsidize local producers, particularly with respect to paper products. Some countries may impose quotas on Brazilian products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports.

Any of the aforementioned restrictions may affect our export volume and, as a result, our sales from export markets and our financial condition. In the case of newly created trade barriers in our key export markets, it may be difficult for us to sell our products in other markets at favorable conditions, which may cause a material adverse effect on us.

Risks Relating to Our Company

We receive certain tax benefits in Brazil that may be suspended, cancelled or not renewed, any of which may adversely affect our financial condition and free cash flow generation.

We receive certain tax benefits by virtue of our production facilities and investment projects in underdeveloped regions in Brazil, which are covered by the SUDENE and the RFB.

We also benefit from tax incentives based on state laws. PROMARANHAO in the state of Maranhão and Desenvolve in the state of Bahia, published through Ordinance-GABIN nº 435/18 and Decree No. 18.270/18, respectively, are the most relevant ones. We have complied with the legal requirements in order to attend the formalities of the Convention nº 190/2017 by the National Board of Financial Policy (Conselho Nacional de Política Fazendária, or “CONFAZ”) to validate the referred tax incentives and now we are pending confirmation from the tax authorities. We cannot assure you that the tax incentives we currently benefit from will be maintained or renewed, particularly, but not exclusively, in light of deteriorating macroeconomic conditions that may lead to changes in current material incentives, such as the exemption of export revenues from social security contributions, the Regime Especial de Aquisição de Bens de Capital para Empresas Exportadoras, which is a special regime for the acquisition of capital goods by exporting companies, and Preponderante Exportador, among others. If such tax benefits are not effectively renewed, this could have a material adverse effect on our generation of net cash flow. In the event of constitutional challenges or if we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or cancelled, and we may be required to pay the taxes due in the last five years in full, plus penalties and interest, which may adversely affect us.

With respect to our exports, we are a beneficiary of a special regime for the reintegration of tax values for exporting companies, called Reintegra (Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras), which is a program created by the Brazilian federal government to encourage the export of manufactured products. The Brazilian government may decide to terminate or not renew Reintegra in the future, which could have a material adverse effect on our generation of free cash flow and, as a result, our results of operation and financial condition.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (“LIBOR”), the CDI and the Brazilian Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or “TJLP”). LIBOR rates have significantly increased in recent years due to regulatory changes to U.S. money market funds (“MMFs”). The three-month LIBOR rate was 2.8076% p.a., 1.6943% p.a. and 0.9979% p.a. as of December 31, 2018, 2017 and 2016. The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, attempts to manage inflation, Brazilian government policies and other factors. After falling significantly during 2017, the CDI rate was 6.40% p.a. as of December 31, 2018, while it was 6.89% p.a. and 13.63% p.a. as of December 31, 2017 and 2016, respectively. The TJLP rate was 6.98% p.a. and 6.75% p.a. and 7.50% p.a. as of December 31, 2018, 2017 and 2016, respectively.

A significant increase in interest rates, particularly TJLP, CDI or LIBOR, or the inflation rate index for consumer goods, or IPCA, could have a material adverse effect on our financial expenses since a significant part of our debt (BNDES loans, Agribusiness Credit Receivable Certificates - CRA and Export Prepayment Facilities) is linked to these rates. On the other hand, a significant reduction in the CDI rate could adversely impact our financial revenues derived from investment activities, since a material portion of our cash is invested in Brazilian money market instruments that are linked to the CDI rate.

On July 27, 2017, the head of the Financial Conduct Authority (the “FCA”), announced the FCA’s intention to phase out the use of LIBOR by the end of 2021. Because the statements made by the head of the FCA are recent, there is no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our financial expenses cannot yet be determined and, at this time, it is not possible to predict the effect of establishing any alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, the impact of using alternative reference rates or the content of other reforms may adversely affect our financial expenses or have a material adverse effect on our business and financial results. Given the risk of extinction of LIBOR in the near future, we have been actively negotiating contracts to which we are a party, that contain provisions relating to the discontinuation of LIBOR as the applicable interest rate. As a result, the majority of our debt instruments already include a provision on the substitution of LIBOR by a reference index or equivalent interest rate. Our derivative contracts linked to LIBOR provide that either there will be a negotiation between the parties for the definition of a new applicable rate or an equivalent fee will be determined by the calculation agent. We cannot predict, however, how these provisions will be implemented in practice, and can give no assurance that such implementation will not have a material effect on our financing costs.

If we are not able to manage the potential problems and risks related to acquisitions and strategic partnerships, our business and growth prospects could be adversely affected.

We have completed major acquisitions and formed strategic alliances, and, as part of our business strategy, we may acquire other assets or businesses or enter into strategic partnerships in Brazil or other countries. For example, we (as successor to Fibria) hold a 50% interest in Veracel, a joint operation with Stora Enso for the production of pulp, and a 51% interest in Portocel, our subsidiary (former subsdiary of Fibria) in which Celulose Nipo-Brasileira S.A. - CENIBRA holds the remaining 49% interest stake. In May 2014, Fibria (Stora Enso’s former partner in the joint operation) commenced an arbitration against Stora Enso for alleged breach of its obligations under certain provisions of the joint operation shareholders’ agreement. For further information on the arbitral proceeding, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Civil Proceedings.” Disagreements with our joint operation partners, unexpected events or changes in market conditions, as well as the failure to successfully integrate new businesses or manage strategic alliances, could adversely affect our results of operations and financial condition or prevent us from realizing expected gains of these acquisitions or alliances.

If we attempt to engage in future acquisitions, we would be subject to certain risks, including that we could fail to select the best partners or fail to effectively plan and manage any strategic alliance. Moreover, any significant acquisition may be subject to regulatory approval in Brazil and abroad and, as a result, may not be consummated, which may have an adverse effect on the trading price of our securities.

Some of our competitors may be better positioned to acquire pulp and paper companies.

Other companies operating in the same segments may compete with us for acquisition and alliance opportunities. Strategic acquisitions or alliances by our competitors could affect our ability to enter into or consummate acquisitions and alliances that are necessary to expand our business, such as the Merger. Further, we may face elevated costs associated with restructuring and/or financing in relation to acquisitions or strategic partnerships in comparison to our competitor companies. Companies that are better positioned to enter into acquisitions or alliances may benefit from preferable production costs, which may affect our competitiveness.

We could be harmed by a failure or interruption of our information technology systems or automated machinery.

Our operations are heavily reliant on information technology systems to efficiently manage production process. Therefore, disruptions to these systems, caused by obsolescence, technical failures or intentional acts, may impact or even paralyze our business and negatively impact our operations. In addition, any failure of our systems related to confidential information, caused by external cyber-attacks or internal actions, including negligence and/or misconduct of our employees, can have a negative impact on our reputation against competitors and external agents (government, regulators, suppliers and others).

Our information technology systems may be vulnerable to external actions such as natural disasters, viruses, cyber-attacks, and other security breaches. Any damage or interruption may cause a negative adverse effect on the results of our business, including fines, obligations to clients or legal litigation.

We may be subject to breaches of automation systems causing partial and / or temporary shutdowns of operations and/or improper access to strategic information, in addition to change or loss of relevant data. Costs to address the vulnerability and/or problems mentioned may be significant and may temporarily affect our operations.

We maintain technical, administrative and physical security controls and monitoring systems to deal with these threats. While these measures are designed to deterrent, prevent, detect, and respond to unauthorized activities in our systems, certain types of attacks may have a material adverse effect on our business and reputation.

In addition, any changes to existing safety regulations may impose additional obligations on us and result in an increase in our expenses with respect to safety equipment and procedures. For instance, changes imposing a reduced workday for safety reasons may result in reduced productivity, forcing us to hire additional staff. Similarly, provisions requiring us to install or buy additional safety equipment could increase our labor-related costs and adversely affect our operating costs and results.

A downgrade in our credit ratings may increase our borrowing costs and/or restrict the availability of new capital or financings.

The ratings address the likelihood, according to the respective evaluation methodology of each rating agency, of the payment of our debt and obligations at their maturity. The ratings also address the timely payment of interest and other costs on each interest payment date. The ratings are not a recommendation to purchase, hold or sell any security issued by us, and the ratings do not necessary affect the market price or suitability of any security issued by us for any particular investor. The assigned ratings to us may be raised, lowered or held constant depending, among other factors, on the rating agencies’ respective assessment of our financial strength or a change in methodology of credit assessment adopted by the credit risk agencies. We cannot assure you that our rating will remain for any given period of time or that the rating will not be lowered or withdrawn.

If our credit ratings are downgraded and the market were to perceive any such downgrade as a deterioration of our financial strength, our cost of borrowing would likely increase and our net income could decrease and our ability to obtain new financing may be adversely affected, all of which could have a material adverse effect on us.

In addition, our credit rating is sensitive to any change in Brazilian sovereign credit ratings. The credit ratings of the Brazilian sovereign were downgraded in 2016 and 2018, and are no longer investment grade according to the methodologies of the major global rating agencies. Any further lowering of Brazilian sovereign credit ratings may have additional adverse consequences on our ability to obtain financing or our cost of financing and, consequently, on our results of operations and financial condition.

Unfavorable outcomes in litigation may negatively affect our results of operations, cash flows and financial condition.

In the ordinary course of our business dealings, we and our officers are party to numerous tax, civil (including environmental) and labor disputes involving, among other penalties, significant monetary claims. An unfavorable outcome against us may result in our being required to pay substantial amounts of money, which could materially adversely affect our reputation, results of operations, cash flows and financial condition. Additionally, the amounts provisioned for legal proceedings may increase and existing provisions may become insufficient due to unfavorable outcomes in disputes against us. For more information on tax, civil (including environmental), labor and other proceedings, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

We depend on third-party suppliers for a material portion of our wood requirements and may be adversely affected by shortages of wood or increases in its price.

Our wood resources are not sufficient to satisfy our production needs, and accordingly we seek additional wood supply from third parties through agreements to purchase standing forests or for purchases of wood delivered to our factories. Medium- and long-term supply agreements with wood suppliers may vary between 1 to 3 forest cycles, each cycle lasting approximately 7 years. Lease agreements or forest partnerships have an average term of 14 to 15 years. Wood price conditions are subject to cyclical and circumstantial variations of wood demand in the different regions where we operate.

A material failure to obtain wood from third party suppliers or a material interruption in our current supply arrangements may result in a significant reduction in available wood for processing at our plants, which may adversely affect our production and, accordingly, our results of operations and financial condition.

Changes in the credit risk of customers and suppliers to whom we have made advances, sales through credit lines or loans may adversely affect us.

In the markets in which we operate, it is typical, and often a condition for competitive participation, for pulp and paper producers to make advances to suppliers or to make sales to customers on credit. When we make advances, sales on credit or loans to our suppliers or customers, we assume their credit risk. Therefore, changes in the macroeconomic environment or the market conditions under which our suppliers and our customers operate, in addition to problems related to the management of our suppliers and clients, may significantly affect their ability to make payments to us, directly impacting our assets and working capital.

These practices also expose us to the risk of a significant divergence between the rates under which we obtain financing from third parties and the rates that we grant to our customers and suppliers. We cannot assure you that we will always be able to match the terms under which we provide financing to our customers and suppliers with the terms of financing provided to us. Any increase in our customers’ and suppliers’ credit risk or divergence between their and our capital costs may materially adversely affect our shareholders’ equity and results of operations.

Social crisis in the relationship with communities and class entities may affect the regular use, cause damage, or deprive us of the use of or fair value compensation of our properties.

Activist groups in Brazil advocate for land reform and property redistribution by invading and occupying rural areas, which can interrupt our forestry or industrial activities and, consequently, negatively affect our production and operational results. In addition, our land may be subject to expropriation by the Brazilian federal government. Under Brazilian law, the federal government, upon payment of compensation, may expropriate land that is not in compliance with mandated local “social functions,” including rational and adequate exploitation of land, adequate use of available natural resources, preservation of the environment and compliance with labor laws, among others. If the Brazilian federal government expropriates part of our properties, our results of operations may be adversely affected to the extent that the government’s compensation proves to be inadequate. Moreover, we may be forced to accept public debt bonds, which have limited liquidity, instead of cash as compensation for expropriated land.

Any deterioration of labor relations among our employees could adversely affect us.

We depend on intensive use of labor in our activities. Most of our employees are represented by unions, and their employment contracts are regulated by collective bargaining agreements. New collective bargaining agreements may have shorter terms than our previous agreements, and, if we are not able to negotiate collective bargaining agreements on acceptable terms to us, we may be subject to a significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages, which could have a material adverse effect on us.

Additionally, changes in safety and outsourcing regulations may result in an increase in our labor-related costs. We may be considered secondarily liable for any employment obligations relating to such employees or a direct employment relationship may be established by the labor courts with the outsourced employees and us, according to the current regulation in force.

The introduction of a stricter legal framework regarding the use of outsourced employees or third-party subcontractors, and/or the imposition of additional obligations on the contractor of outsourced services, may increase our labor-related costs and may adversely affect our business and operations.

In accordance with existing labor laws and regulations, we are required to provide and ensure the proper use of safety equipment for our employees and other individuals working on our worksites. If we fail to provide all necessary safety equipment and ensure the proper use of the safety equipment, or if we work with companies that are not sufficiently committed to ensuring the safety of their own employees, we may be held liable for any accidents that take place at our worksites. Any accidents at our worksites may expose us to the payment of indemnifications, fines and penalties.

In addition, any changes to existing safety regulations may impose additional obligations on us and result in an increase in our expenses with respect to safety equipment and procedures. For instance, changes imposing a reduced workday for safety reasons may result in reduced productivity, forcing us to hire additional staff. Similarly, provisions requiring us to install or buy additional safety equipment could increase our labor-related costs and adversely affect our operating costs and results.

Our business may be adversely impacted by risks related to hedging activities.

We regularly enter into currency, interest rate, commodity price and inflation hedging transactions using financial derivatives instruments, such as future contracts, options and swaps, in accordance with our policies. We have traditionally used hedging transactions to, among others, (1) protect our revenue (which is primarily denominated in U.S. dollars) when converted to reais (our functional currency), (2) convert part of our debt which is denominated in reais into U.S. dollars, (3) swap floating interest rates of our debt to fixed interest rates, (4) swap floating monetary variation of our debt to fixed rate, and (5) swap part of our IPCA indexed debt to CDI.

We account for our derivative instruments at fair value, in accordance with IFRS. The fair value of such instruments may increase or decrease due to fluctuations in currency exchange rates or interest rates, among others, prior to their settlement date. As a result, we may incur unrealized losses due to these market risk factors. Fluctuations may also result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, acts of war, terrorism, among others.

In the event that we cease to undertake hedging transactions to the extent necessary, we may be exposed to currency exchange, interest rate and inflation risks, which could materially adversely affect our results of operations and financial condition.

Delays in the expansion of our facilities, building new facilities or the ramp up of new or expanded facilities may increase our costs and adversely affect our results of operations and financial condition.

As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we may decide to expand our existing production facilities or build new production facilities. The expansion or construction of a production facility involves various risks. These risks involve engineering, construction, operational systems, integration with the existing mill on brownfield projects, regulatory and other expected or unexpected significant challenges that may delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion or new construction project on time is also subject to financing and other risks, including:

•                  we may either not be able to complete any expansion or new construction project on time or within the expected budget or be required by market conditions or other factors to delay the initiation of construction or the timetable to complete new projects or expansions;

•                  our new or modified facilities may not operate at designed capacity, ramp up its learning curve as planned or may cost more to operate than we expect;

•                  we may not be able to sell our additional production at competitive prices;

•                  we may not have cash, or be able to acquire financing, to implement our growth plans; and

•                  we may have a negative impact on existing mills that can result on operational instability.

For example, Fibria invested R$187.8 million in 2018 and we, as successor to Fibria, estimate to invest approximately R$432.0 million in 2019 and R$155.3 million in 2020 in logistics installation and operations in the terminal located in Santos, operated by Empresa Brasileira de Terminais Portuarios S.A. (Embraport). Operations in such terminal are expected to start in 2020. However, any delays or cost overruns may affect the planned construction and operations, which may adversely affect our business, financial condition and results of operations.

Our insurance coverage may be insufficient to cover our losses, especially in case of damage to our planted forests.

Our insurance coverage may be insufficient to cover losses to our forests, mills, dams, hydroelectric plants and other operating facilities caused by general third party liability for accidents, operational risks and international and domestic transportation if we suffer any catastrophic claim or if there is a particular clause excluding the coverage. In addition, we do not maintain insurance coverage against fire, thefts, pests, diseases, droughts and other risks to our forests. The incurrence of losses or other liabilities that are not covered by insurance, due to the limited extent of the insurance coverage, losses that exceed the limits of our insurance coverage or any other reason that prevents reimbursement or indemnification, could result in significant and unexpected additional costs, our ability to operate and/or shortage of wood supply, which may affect our production. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See Item 4. “Information on the Company—Business Overview—Insurance.”

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our business, financial position and operating results.

We conduct a substantial amount of our operations in Brazil, and we sell part of our products to customers in the Brazilian market. For the year ended December 31, 2018, 30.1% of our net revenues were derived from Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations or financial condition.

The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian federal government, which has often changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian federal government’s actions to control inflation and other policies have often involved wage and price controls, depreciation of the real, controls on remittances abroad, fluctuations of the Central Bank of Brazil’s base interest rate, as well as other measures. We have no control over, nor can we foresee, any measures or policies that the Brazilian federal government may adopt in the future. We may be materially adversely affected by changes in the policies of the Brazilian federal government, in addition to other general economic factors, including, without limitation:

•                  political, economic and social instability;

•                  monetary policies;

•                  political elections;

•                  inflation;

•                  exchange rate fluctuations;

•                  exchange controls and restrictions on remittances abroad;

•                  tax policy and amendments to the tax legislation;

•                  interest rates;

•                  liquidity of domestic and foreign capital and lending markets;

•                  government control of the production of our products;

•                  restrictive environmental and real estate laws and regulations; and

•                  other political, social and economic policies or developments in or affecting Brazil.

Uncertainty as to whether the Brazilian federal government will implement changes in policy or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and the securities issued by Brazilian companies.

More recently, Brazil has experienced a severe political crisis and the Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Car Wash (Lava Jato) investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. As a result of the ongoing Car Wash investigation, a number of senior politicians, including congressmen and officers of some of the major state-owned companies in Brazil have resigned or been arrested. Other senior elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during the Car Wash investigation. Further, in 2015, Brazilian prosecutors announced Operation Zelotes, an investigation into large corporations and banks that are alleged to have bribed tax officials to reduce their assessments. The matters that have come, and may continue to come, to light as a result of, or in connection with, the Car Wash or Zelotes investigations and related anti-corruption inquiries have adversely affected, and we expect that they will continue to adversely affect, the Brazilian markets and trading prices of securities issued by Brazilian issuers.

The Brazilian Congress also opened impeachment proceedings against President Dilma Rousseff on December 2, 2015 for allegedly breaking budget laws as she increased economic stimulus during her reelection campaign. On April 17, 2016, the Brazilian Lower House of Representatives voted in favor of the admissibility of the impeachment proceedings and the Brazilian Senate voted in favor of commencing the impeachment process on May 12, 2016, removing Ms. Rousseff from the presidency for up to 180 days to defend herself in her impeachment trial. Brazil’s Vice President, Michel Temer, was named Acting President of Brazil on May 12, 2016, in response to Ms. Rousseff’s temporary removal from office. On August 31, 2016, the Brazilian Senate voted in favor of the impeachment, thereby definitively removing Ms. Rousseff from office through the end of her term, and Mr. Temer was sworn in as the country’s new president. The impeachment proceedings resulted in volatility in the Brazilian markets, affecting the trading prices of securities issued by Brazilian issuers. Mr. Temer himself had corruption charges levied against him with the Supreme Court on June 26, 2017 by then-Prosecutor-General Rodrigo Janot. On August 2, 2017, the Brazilian House of Representatives voted to temporarily interrupt the investigation of such corruption charges against the President while he held office. On January 1, 2019, Jair Bolsonaro was sworn in as the country’s new president, following the presidential election of October 2018. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

Further, the Brazilian economy has experienced a sharp downturn in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian federal government and the global drop in commodities prices. As of this date, Brazil’s government has proposed to loosen its budget targets for all years through 2020, but it is uncertain whether the current government will be able to gather the required support in the Brazilian Congress to pass the reform. These economic developments and political challenges have led credit rating agencies to downgrade Brazil’s credit ratings on several occasions in recent years, which in turn had led to the downgrade of the credit ratings of numerous Brazilian companies. These and other future developments in the Brazilian economy and governmental policies may materially adversely affect us.

Uncertainty over whether the acting Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies. Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy; in particular, political crises have affected the confidence of investors and the public in general, which adversely affected economic development in Brazil. Any such uncertainty or political changes may likewise adversely affect our financial condition and results of operation.

Changes in Brazilian fiscal policies and tax laws may adversely affect us.

The Brazilian federal government has frequently implemented and may continue to implement changes in its fiscal policies, including, but not limited to, changes to tax rates, fees, sectorial charges and occasionally the collection of temporary contributions. Some of these measures may result in tax hikes that may negatively affect our business. Increases in taxes could also materially adversely impact industry profitability and the prices of our services, restrict our ability to do business in our existing and target markets and cause our financial results to be negatively impacted. If we are unable to pass on the additional costs associated with such fiscal policy changes to our clients through the prices we charge for our services, we may be adversely affected.

Significant fluctuations in the exchange rate of the real against the value of the U.S. dollar may adversely affect our business, financial conditions or results of operations.

Fluctuations in the value of the real against the U.S. dollar can affect our financial condition and results of operations.

Our export revenues are directly affected by exchange rate variation. Depreciation of the real against the U.S. dollar will increase such revenues when denominated in reais, while appreciation of the real against the U.S. dollar will decrease such export revenues. Our revenues in the domestic market are also affected by exchange rate fluctuation, to the extent that imported products quoted in U.S. dollars become more or less competitive in the domestic market depending on the exchange rate variation.

Furthermore, some of our costs and operating expenses are also affected by fluctuations in the value of the real against the U.S. dollar, including export insurance, freight costs and the cost of certain chemicals we use as raw materials. Depreciation of the real against the U.S. dollar will increase such costs, while appreciation of the real against the U.S. dollar will reduce these costs.

Additionally, we may be adversely affected by depreciation of the real against the U.S. dollar, since a significant portion of our debt is expressed in U.S. dollars. Depreciation or appreciation of the real against the U.S. dollar may increase or decrease, as applicable, our financial expenses arising from these debt and other obligations in U.S. dollars, as well as adversely affect our ability to comply with certain financial covenants under financing agreements, which require us to maintain specific financial ratios. On the other hand, a significant appreciation of the real against the U.S. dollar or an appreciation during an extended period of time may significantly affect our cost structure and negatively affect our competitiveness in export markets.

As a result of inflationary pressures in recent years, the Brazilian real has been periodically devalued in relation to the U.S. dollar and other foreign currencies. The Brazilian federal government has in the past implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. There can be no assurance that the real will not depreciate or be devalued again against the U.S. dollar or against any other foreign currency.

Devaluations of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil, further lead to increases in interest rates, further limit our access to foreign financial markets and prompt the adoption of recessionary policies by the Brazilian federal government. Conversely, the appreciation of the real against the U.S. dollar may lead to a further deterioration of Brazil’s current account and balance of payments and cause a decrease in Brazilian exports. Any of the foregoing developments may negatively affect the Brazilian economy as a whole, and, consequently, our results.

The Central Bank of Brazil has occasionally intervened in recent years to control unstable movements in the foreign exchange rate. We cannot predict whether the Central Bank of Brazil will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian federal government’s exchange rate policies may have on us. We cannot assure that in the future the Brazilian federal government will not impose a currency band within which the real U.S. dollar-real exchange rate could fluctuate or set fixed exchange rates, nor can we predict what impact such an event might have on our business, financial position or operating results.

Economic and market conditions in other countries, including in the United States and emerging market countries, may materially and adversely affect the Brazilian economy and, therefore, our financial condition.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other countries, whether emerging market countries or not. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the domestic or international capital markets to fluctuate. Developments or conditions in other countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and reductions in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if we should have such a need. We depend on third-party financing to carry out our activities, especially to finance our capital expenditures and working capital. In circumstances of limited liquidity, credit availability may be scarce, expensive or nonexistent, and we may face difficulties in our regular activities and in honoring our financial commitments.

Corruption investigations and media reports of alleged corruption in Brazil or other countries could materially adversely affect Brazilian markets, us, our industry and the trading price of our securities.

Brazilian markets have experienced heightened volatility due to the uncertainty in the local economy and political environment because of the ongoing corruption and bribery investigations by federal Brazilian prosecutors. The matters that have, and may continue to, come to light because of or in connection with the investigations have adversely affected, and are expected to continue to adversely affect, the Brazilian markets and trading prices of securities issued by certain Brazilian companies. Print, online and social media posts and reports have made allegations that certain Brazilian industries and conglomerates have been involved in conduct targeted by some of these investigations. Authorities in other countries are also investigating corruption associated with past actions involving certain Brazilian construction companies with operations in those countries. We cannot predict the duration of these investigations of which other companies might be involved or how far-reaching the effects of these investigations might be, including whether they will extend to our industry, which may lead to further volatility and a decrease in investor confidence, which in turn could have a material adverse effect on the Brazilian economy and the trading price of securities of Brazilian companies, including our company.

Risks Relating to Our Shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

Brazilian laws provide that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian federal government may impose temporary restrictions on the repatriation by foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. For example, for six months in 1989 and early 1990, the Brazilian federal government restricted all fund transfers that were owed to foreign equity investors and held by the Central Bank of Brazil, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian federal government directives. Although the Brazilian federal government has never exercised such a prerogative since, we cannot guarantee that the Brazilian federal government will not take similar actions in the future.

You may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure that the government will not take this measure or similar measures in the future. Holders of our ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the shares underlying the ADSs. In such a case, our ADS depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under and are subject to the laws of Brazil and all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, our ADS holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the markets for our securities may adversely affect holders of our shares and our ADSs.

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell our shares, including our shares underlying our ADSs, at a price and time at which holders wish to do so. A liquid and active market may never develop for our shares or our ADSs, and as a result, the ability of holders of our shares or our ADSs to sell at the desired price or time may be significantly hindered.

Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company and holders of our shares and our ADSs may have fewer and less well-defined rights.

Holders of ADSs are not direct shareholders of our Company and are unable to enforce the rights of shareholders under our bylaws and Brazilian law, and holders of our shares are generally required under our bylaws to resolve any disputes with us through arbitration. Our corporate affairs are governed by our bylaws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may also be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our shares or our ADSs at a potential disadvantage. The disclosure required of public companies in Brazil may also be less complete or informative than that required of publicly held companies in the United States or in certain other countries.

Holders of our ADSs do not have the same voting rights as our shareholders.

Holders of our ADSs do not have the same voting rights as holders of our shares. Holders of our ADSs are entitled to the contractual rights set forth for their benefit under the deposit agreement. ADS holders exercise voting rights by providing instructions to The Bank of New York Mellon, as our depositary, as opposed to attending shareholders meetings or voting by other means available to shareholders. In practice, the ability of a holder of ADSs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary, either directly or through the holder’s custodian and clearing system.

An exchange of ADSs for shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits our depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of our ADSs who exchange their ADSs for shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 4,373/2014 of the CMN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If holders of ADSs do not qualify under Resolution No. 4,373/2014, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the certificate of registration of our depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future. Holders of our shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of shares or ADSs.

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. Our shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of our shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, our ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of our ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of our ADSs outside Brazil may have grounds to assert that Law No. 10,833/00 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereof.

Holders of our ADSs may not be able to exercise the preemptive rights relating to our shares.

Holders of our ADSs may not be able to exercise the preemptive rights relating to our shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of our ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

Our future issuances of new securities may result in a dilution of our shareholders’ stake.

We may seek to raise additional capital in the future through public or private issuances of shares or securities convertible into shares. According to article 172 of Brazilian Corporation Law, we may not be required to grant preemptive rights to our shareholders in the event of a capital increase through a public offering of shares or securities convertible into shares, which may result in a dilution of our current shareholders’ stake in our company.

The holders of our shares (including our shares underlying the ADSs) may not receive dividends or interest on capital.

According to our bylaws, our shareholders are entitled to receive a mandatory minimum annual dividend of the lower of (i) 25% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law, or (ii) 10% of our operating cash generation in the corresponding fiscal period, which is calculated by subtracting the amount of the investments in maintenance of the respective fiscal year from the Adjusted EBITDA, as defined in our bylaws. Our bylaws allow for the payment of intermediary dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on own capital, as described by Brazilian law. The intermediary dividends and the interest on own capital declared in each fiscal period may be imputed to the mandatory dividend that results from the fiscal period in which they are distributed. At the general shareholders meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net profit retention, as provided for in the Brazilian Corporation Law, with the aforementioned net profit not being made available for the payment of dividends or interest on own capital.

Our management is strongly influenced by our controlling shareholders and their interests may conflict with the interests of the other shareholders.

Our controlling shareholders have the power to, among other things, appoint a majority of the members of our board of directors and to decide any matters requiring shareholder approval, including related-party transactions, corporate reorganizations and disposals, and the timing and payment of any future dividends, subject to the requirements of mandatory dividends under the Brazilian Corporation Law. Our controlling shareholders may have an interest in making acquisitions, disposals of assets, partnerships, seeking financing or making other decisions that may conflict with the interests of the other shareholders.

As part of the negotiations regarding the terms of the Merger, our controlling shareholders entered into the BNDESPAR Shareholders Agreement with BNDESPAR, which, among other terms, provides for the right by BNDESPAR to nominate one independent member of our board of directors and for the requirement that we comply with certain company leverage limitations. These requirements apply for so long as BNDESPAR maintains a certain specified minimum ownership in Suzano, which was reached upon completion of the Merger on January 14, 2019. BNDESPAR also is a wholly owned subsidiary of, with separate operations from, the Brazilian development bank (“BNDES”), which has provided financing to Suzano. See Item 5. “Operating and

Financial Review and Prospects—Sources and Uses of Funds—Indebtedness and Debt—BNDES Financing.” The provisions of the BNDESPAR Shareholders Agreement do not provide BNDESPAR with any rights that would result in it being deemed a controlling shareholder nor do they affect our controlling shareholders’ power to control the company. However, the provisions of the BNDESPAR Shareholders Agreement will limit our ability to increase our leverage and increase the independence requirements for our board members. See Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders—BNDESPAR Shareholders Agreement.”

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our shares and ADSs.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. As a result of the above, even though, following the declaration of effectiveness of the registration to which this prospectus is attached, we will be required to make submissions on Form 6-K disclosing the information that we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

We are incorporated under the laws of Brazil under the name Suzano S.A. (formerly Suzano Papel e Celulose S.A.), as a corporation with unlimited duration. We have the legal status of a sociedade por ações, or a stock corporation, under the Brazilian Corporation Law. Our principal place of business is located at Avenida Brigadeiro Faria Lima, 1355, 7th floor, São Paulo, SP, 01452-919, Brazil (telephone: +55 11 3503-9000). Our website address is http://ir.suzano.com.br. Investor information can be found on our website under the caption of “Investor Relations.” Information contained on our website is, however, not incorporated by reference in, and should not be considered a part of this annual report.

Our activities began in 1924, when Leon Feffer, our founder, first entered the paper business to resell national and imported paper used for business cards, writing pads and stationery. In the late 1930s, with the purchase of its first machine, the Suzano Group began to produce its own paper. In the 1950s, Companhia Suzano was formed, becoming what we believe to be the first global industrial-scale producer of eucalyptus pulp. In the mid-1960s, Companhia Suzano became the first paper producer to use 100% eucalyptus pulp in the production of printing and writing paper, according to “The History of the Pulp and Paper Industry in Brazil” (“A História da Indústria de Celulose e Papel no Brasil”), published by the Brazilian Technical Association of Paper and Pulp (Associação Brasileira Técnica de Papel e Celulose), or the ABTCP, in 2004.

On December 8, 1987, we were incorporated under the name Bahia Sul Celulose S.A., or Bahia Sul, as a joint venture between Companhia Vale do Rio Doce - CVRD (currently Vale S.A.), or Vale, and Companhia Suzano. In 2001, Companhia Suzano acquired all of the shares of Bahia Sul that were previously held by Vale, increasing its ownership interest to 100% of our voting stock and 73% of our total stock. In 2002, Companhia Suzano held an exchange offer of preferred shares without voting rights issued by Bahia Sul for new preferred shares without voting rights issued by us, in order to acquire all outstanding preferred shares of Bahia Sul. Upon completion of the exchange offer, Companhia Suzano’s share in Bahia Sul’s capital stock increased to 93.9%.

In 2004, Companhia Suzano merged into Bahia Sul, with the resulting entity named Suzano Bahia Sul Papel e Celulose S.A. In the same year, we listed our shares on the Level 1 segment of the BM&FBOVESPA (former name of B3), thus guaranteeing transparency in our operations and accountability to our shareholders. In July 2006, our corporate name was changed to our former name, Suzano Papel e Celulose S.A.

In 2012, we completed a R$1.5 billion capital increase through a public offering of new shares in the market. The proceeds of the capital increase were used, in part, to finance the construction of our new pulp production unit in the state of Maranhão, which began operations in March 2013.

In 2015, we announced a new three-pillar business strategy: structural competitiveness, adjacent businesses and reshaping the industry. As part of our structural competitiveness strategy, we announced investments to modernize and increase the capacity of our mills and to increase and locate the forest base closer to our mills. In addition to an expected increase in total production capacity, we believe that these projects have been contributing to an approach focused on cost structure optimization. Our adjacent businesses strategy seeks new uses of our asset base and diversification of our products. In 2015, we commenced the production of fluff pulp and announced investments in lignin and the tissue segment. As part of our strategy to reshape the industry, we explore new paths and seek opportunities for reducing our business exposure to market volatility.

In September 2017, we approved the admission of our shares for trading on the listing segment called Novo Mercado of B3, followed by the conversion of the preferred shares issued by us into common shares at the ratio of one preferred share, class “A” or class “B”, for one common share. In addition, we also approved the restatement of our bylaws to adapt them to Novo Mercado rules and a change of our methodology to calculate mandatory dividends, also reflecting best corporate governance practices. We concluded the migration to Novo Mercado segment of B3 in November 2017.

On March 15, 2018, each of Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer, on one hand, and Votorantim and BNDESPAR, on the other hand, along with Suzano, as intervening party, entered into a voting agreement (Compromisso de Voto e Assunção de Obrigações) (the “Voting Agreement”), pursuant to which the parties agreed on the terms and conditions of a merger of shares (incorporação de ações) of Fibria Celulose S.A. (“Fibria”) and Suzano (the “Merger”), and agreed to exercise their respective voting rights in favor of the Merger. On July 26, 2018, Suzano and Fibria entered into a merger agreement (the “Merger Agreement”), substantially in the form attached to the Voting Agreement, for the combination of the operations and shareholder bases of Fibria and Suzano through a corporate reorganization.

On December 10, 2018, we started trading our Level II ADRs, in accordance with the program approved by the CVM. The Bank of New York Mellon is acting as our depositary bank in the United States, responsible for issuing the respective depositary shares, at the ratio of one ADS for each two common shares. The ADR Program did not require any capital increase or issue of new shares. Its goal is to expand access by foreign investors to our company and increase our stock’s liquidity.

On January 14, 2019, following receipt of all required corporate and regulatory approvals, the Merger was consummated, and Fibria became our wholly owned subsidiary. On such date, holders of all of the issued and outstanding shares and ADSs of Fibria at the record date set in accordance with the Merger Agreement received shares and ADSs of our company, plus an amount of cash per share of Fibria (R$50.20) calculated pursuant to the Merger Agreement. Upon completion of the Merger, we became the world’s largest producer of market pulp, with an aggregate installed capacity of 10.9 million metric tons of eucalyptus pulp per year and a broad and diversified forest base. Furthermore, on April 1, 2019, Fibria merged with and into Suzano. As a result, the separate corporate existence of Fibria ceased, and Suzano continued as the surviving entity under the laws of Brazil. Accordingly, title to and possession of all property, interests, assets, rights, privileges, immunities, powers and franchises of Fibria vested in Suzano and all debt, liabilities, duties and obligations of Fibria became debt, liabilities, duties and obligations of Suzano.

Accordingly, throughout this section we present certain information on Fibria’s business and operations as of December 31, 2018, as such business and operations are, as of the date of this annual report, part of Suzano.

On April 1, 2019, our shareholders approved our name change from Suzano Papel e Celulose S.A. to Suzano S.A. at our extraordinary shareholders’ meeting. The change of our name was approved by the CVM on April 18, 2019 and became effective with retroactive effect to the date of approval by our shareholders.

Business Overview

Industry

Pulp can be either recycled or virgin pulp. Recycled pulp is made from used materials, such as printing and writing papers, newsprint, packaging and other types of carton board, and then processed by chemicals in order to remove printing inks and other elements. Virgin pulp can be manufactured from a number of raw materials, such as wood, bagasse and bamboo, and it is classified based on the type of wood or fiber derived from the corresponding raw material as well as the processing system used and whether the pulp will be bleached. Bleached pulp is used for several purposes, including printing and writing, specialty, packaging paperboard and tissue papers. Unbleached pulp has a brown color and is used in the production of packages, corrugated board, paperboard, packaging papers, bags and tissue.

The most common raw material that we use to produce paper is wood pulp. Different tree species yield different fiber characteristics and, consequently, different paper attributes such as strength, softness and opacity.

There are two types of wood pulp: hardwood pulp and softwood pulp. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch, acacia, maple, oaks, beech trees and poplars, which have shorter fibers. Short fiber is generally best suited for the manufacture of products that require smoothness, brightness, uniformity an absorption properties, such as coated and uncoated printing and writing paper, tissue paper, specialty papers as image paper and décor laminate paper as well as packaging paperboard. Softwood pulp is produced using softwood trees (e.g. pine, spruce and fir) and is generally best suited for the manufacture of products that require greater durability and strength, such as kraftliner, newsprint, catalogues, boards, lightweight coated paper and tissue. However, paper producers mayalso substitute fibers used in the paper manufacturing process according to market availability by applying further processing, as refining mechanical treatment. The substitution depends on the raw materials and equipment available and the specifications of the final product.

Pulp can be produced by integrated paper producers or by market pulp producers who sell the pulp to nonintegrated or semi-integrated paper producers. In 2017, approximately 36% of global pulp virgin fiber production was “market pulp” (Hawkins Wright — The Outlook for Market Pulp (August 2018)); that is, pulp sold by pulp mills and bought by paper mills. We produce pulp for our own paper production (integrated pulp) and to sell to other papermakers (market pulp). We produce only hardwood pulp from our renewable forests of planted eucalyptus trees. Eucalyptus pulp is widely accepted among producers of printing and writing paper, specialty papers and tissue papers worldwide because of its properties and cash production cost, and it has represented an increasing percentage of the world production of hardwood pulp. Eucalyptus trees in Brazil have a shorter growth cycle than other hardwood trees (approximately seven years in Brazil) and higher yield per planted hectare.

Source: “LatAm Pulp & Paper, Only a Maintenance Stoppage”, Credit Suisse Equity Research, April 19, 2016.

Brazil’s competitive advantage is driven by the fact that Brazil has the fastest tree growth rates in the world and the highest productivity rate. Thus, we believe that we are among Brazilian pulp producers that have the lowest production cost in the global market.

Source: Hawkins Wright, 2018, Suzano and Fibria.

The key drivers of global virgin pulp demand growth are packaging, tissue and special paper. These grades presented a production compound annual growth rate (“CAGR”) from 2007 to 2017 of 2.7%, 3.9% and 1.0% respectively.

Paper consumption in China has been the main driver of demand growth over the past years. According to PPPC, global demand for pulp (including softwood pulp and hardwood pulp) and for tissue is expected to continue increasing in the following years.

Source: Pulp and Paper Products Council — PPPC S&D (2019).

Source: Pulp and Paper Products Council — PPPC S&D (2019).

Source: Pulp and Paper Products Council — PPPC (2019).

According to Hawkins Wright, in 2018, Suzano and Fibria were among the top 10 market pulp producers in terms of capacity, with a combined 15.9% market share of chemical market pulp capacity. Globally, there is no major project confirmed to increase capacity of chemical market pulp until 2021, and thus, nominal capacity is expected to slightly increase during the 2019-2020 period when compared to previous years. In other words, there will be just residual ramp-up and debottlenecking projects for 2019 and beyond.

Source: Hawkins Wright, 2018, Suzano and Fibria.

Source: Pulp and Paper Products Council — PPPC S&D (2019).

Capital Expenditures

Our principal capital expenditures are in industrial and forestry maintenance, and investment projects related to our structural competitiveness and adjacent business strategy. For more information, see Item 5.“Operating and Financial Review and Prospects—Sources and Uses of Funds—Capital Expenditures.”

Business Overview

With more than 90 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, Suzano was the second largest producer of eucalypt pulp in the world and the fourth largest producer of virgin market pulp in the world in 2018 (considering the nominal capacity before the Merger). As other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.

We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 40% of the printing and writing paper and 26% of the paperboard produced in Brazil in 2017. Our share of Brazilian paper production remained unchanged following the Merger, as Fibria did not have any paper production.

Our structure includes administrative offices in Salvador and São Paulo, two integrated pulp and paper production facilities in the state of São Paulo (Suzano and Limeira units), a non-integrated paper production facility in the state of São Paulo (Rio Verde unit), an integrated pulp, paper and tissue facility in the state of Bahia (Mucuri unit), an integrated pulp and tissue facility in the state of Maranhão (Imperatriz unit), and FuturaGene, a biotechnology research and development subsidiary. We own one of the largest distribution structures for paper and graphic products in South America. Following the Merger, we also own pulp production facilities in the state of Espírito Santo (Aracruz unit), in the state of São Paulo state (Jacareí Unit), one unit with two production lines in Três Lagoas (in the state of Mato Grosso do Sul) and 50% equity participation in Veracel together with Stora Enso, an industrial unit located in Eunápolis (in the state of Bahia).

Our eucalyptus pulp production satisfies 100% of our requirements for paper production, and we sell the remaining production as market pulp. As of December 31, 2018, our total eucalyptus pulp installed production capacity was 4.6 million tons per year, and our total production volume was 4.8 million tons, of which 3.5 million tons were produced as market pulp and the remainder was used for the production of 1.3 million tons of paper and paperboard.

The scale of our production capacity, the proximity of our planted forests to our mills and the integration of our pulp and paper production process allow us to benefit from substantial economies of scale and low production costs. Our Limeira, Suzano and Rio Verde units are primarily focused on the Brazilian market and are located near the city of São Paulo, the largest consumer market in Brazil according to data from IBÁ and RISI, located approximately 90 km from the port of Santos, an important export hub, and approximately 190 km from our planted forests. Our Mucuri unit is focused primarily on export markets, and is located approximately 320 km from the port of Vitória, approximately 250 km from Portocel, a port specialized in exporting pulp and paper located in the state of Espírito Santo. The Imperatriz unit, in Maranhão, is also focused primarily on export markets and is located approximately 600 km from the port of Itaquí. Exports are carried from our units to the ports by rail, allowing for very competitive transportation costs. The relatively short distances between our planted forests, our mills and most of our Brazilian customers or export facilities provide us with relatively low transportation costs, which in turn results in lower total production costs.

Our shares are traded on the special listing segment of the B3 (Brasil, Bolsa, Balcão), which provides for the highest level of corporate governance in the Brazilian market, and our ADSs are traded on the New York Stock Exchange.

Pulp and Paper

We produce a variety of eucalyptus pulp and paper products, including pulp used in our paper production processes, as well as market pulp. We sell pulp to the Brazilian market and to the export market. We produce coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp and fluff pulp. Within the printing and writing paper category, we produce products of different sizes and shapes, such as cut paper for general purposes (cut-size), folio size and reels. Our sales are not concentrated in any specific customer, in either the Brazilian or the export markets. For the year ended December 31, 2018, no single customer accounted for more than 10.0% of our consolidated net sales revenue.

Pulp and Paper Production Process

We have a three-stage paper production process: (i) planting and harvesting forests; (ii) pulp manufacturing; and (iii) paper manufacturing. Consistent with our strategy of conducting our business in accordance with the highest environmental standards, we use plantation and harvesting techniques that are environmentally friendly and sustainable, such as minimum-impact cultivation and soil preparation techniques that avoid erosion and maintain soil fertility along generations in order to promote high levels of efficiency and productivity.

Planting and Harvesting Forests

The development of our planted forests starts in our nurseries, where we use the most modern cloning technology available, and in third-party nurseries that use our genetic materials. The saplings we produce in our nurseries are a variety of eucalyptus that increases the production of pulp and are well suited for the climate and other geographic aspects of the micro-regions in which they will be planted. A harvester is used to cut, de-limb and de-bark the trees, and to cut them into logs. Part of the bark and leaves of the harvested trees is left in the planted forests. A forwarder carries the logs to the edge of the planting area, where a loader loads the logs onto a truck for transportation to the mill.

The management of our forests is the base that sustains our business, based on the planting and management of renewable forests, targeting of a competitive supply of wood through long-term planning and development and application of genetic improvements. As of December 31, 2018, we owned or leased approximately 1.3 million hectares of land, of which approximately 650,000 hectares were used for eucalyptus cultivation and the balance for forestry reserves, ensuring compliance with Brazilian law that determines the percentage of area required for legal and permanent preservation reserves, located mainly along the rivers. Our production units are in compliance with or exceed environmental standards — both Brazilian and international — for the production of pulp and paper.

In addition, as of December 31, 2018, Fibria owned or leased approximately 1,085,000 hectares (excluding the forestry partnership program areas) located in eight Brazilian states. Out of this total amount of forestry land, approximately 653,000 hectares consisted of planted areas, approximately 370,000 hectares consisted of conservation areas with native vegetation, or preserved areas, and 61,000 hectares related to other uses such as roads.

Given the high degree of integration between the production of pulp and paper, we have a low conversion cost of pulp to paper.

Several factors account for our competitive advantage with regard to the cost of wood for the production of pulp: favorable topographic, climate and soil conditions in the regions of Brazil where we operate; advanced genetic improvement and harvesting technology; low average distances between our planted forests and mills, which are among the shortest in the world; our clone selection system, which improves our forests’ yield and industrial performance, integrating our forestry and industrial activities; and our advanced techniques to maximize soil potential, such as mosaic plantation and minimum environmental impact cultivation techniques. Together, these factors enable us to enjoy: a high and increasing average volume of wood per planted hectare; a higher concentration of fibers per ton of harvested wood; the sustainable development of our operations; relatively low operating costs; and eucalyptus tree harvest rotations of approximately seven years, a period shorter than the harvest rotation periods in other regions of the world.

Pulp Manufacturing

The pulp manufacturing process takes place in two stages:

The “Kraft” Cooking Process. The logs received in our pulp mills are further de-barked, if not already de-barked on the field, and fed through chipping machines. The wood chips are screened and then transferred by a conveyor system to the digester where they are “cooked” with sodium sulfide and caustic soda. This “kraft” cooking process is known for minimizing damage to the pulp fibers and allows for the recovery of chemicals, thereby preserving high uniformity and strength of the fibers for subsequent paper production. During the cooking process, the cellulose fibers are separated from lignin and resins to produce unbleached pulp. In a pre-bleaching stage, the unbleached pulp is then washed and subjected to an oxygen delignification process that, combined with the kraft process, removes approximately 95.0% of the lignin. At this point, a small portion of the pulp fiber that was produced is used to make certain types of paperboard in the Suzano mill. Although not the main product, unbleached pulp grades can be commercialized or used for specialty of packaging papers or boards. The lignin and by-products of the kraft process form a substance known as “black liquor” and are separated and piped to evaporators, to increase the concentration of solids. Thereafter, the black liquor is burned in recovery boilers. In the recovery boilers, the black liquor is as the main source of fuel to produce steam and electricity for the production process, and approximately 99.0% of the chemicals used in the kraft cooking process are recovered for reuse.

Bleaching. The next stage in manufacturing bleached pulp is the chemical bleaching process. The current bleaching processes of our mills consist of a series of medium-consistency bleaching stages in towers through which the delignified pulp passes. In each bleaching tower a different mixture of bleaching agents is applied and, after each stage, the pulp is washed. Three or four bleaching stages are required to obtain a fully bleached pulp. Production of conventional bleached pulp employs elemental chlorine. Our elemental chlorine free bleaching process is harmless and utilizes chlorine-dioxide, sulfuric acid, caustic soda and oxygen peroxide and does not use elemental chlorine. At the end of the bleaching stages, the diluted bleached pulp, in its fluid state, is pumped to storage towers. Thereafter, the bleached pulp may be transferred directly to our paper production, fluff pulp or tissue paper facilities in our Mucuri, Imperatriz, Suzano and Limeira units and by truck to our Rio Verde unit or, in the case of market pulp, to drying machines where the pulp will be dried, converted to sheets, cut and baled.

Paper Manufacturing

We produce (i) uncoated woodfree printing and writing paper at our Mucuri unit, Limeira unit, Suzano unit and Rio Verde unit; (ii) coated woodfree printing and writing paper at our Suzano unit and Limeira unit; and (iii) paperboard at our Suzano unit. We start the paper production process by sending the pulp to refiners, which increases the fibers’ resistance. The pulp slurry is then fed into the paper mill, where it is mixed with fillers and additives to provide the necessary properties required by the end users. These additives include synthetic sizing, precipitated calcium carbonate (the alkaline process), optical dyes, and others. During the paper and paperboard production process, the sheet is formed, pressed and dried. At the end of the process, jumbo rolls are converted into reels, folio sheets and cut-size paper. In the case of coated paper, the paper is subjected to further treatments, including coating one or both sides of the paper with ink, depending on the type of product and finishing, before being cut to the specifications of the customer or the converter.

We monitor production through a computerized system, which controls each stage of the production process. Our production, marketing and sales personnel manage the programming and control of our paper production process. In this manner, we are able to plan, optimize and customize different product runs and to anticipate, respond and adapt to seasonal variations and customer preferences.

Pulp and Paper Production Schedule

Our integrated pulp and paper mills operate three shifts, 24 hours a day, every day of the year, with the exception of scheduled maintenance periods. The dates of these maintenance periods are flexible and may be moved as a result of factors such as production, market conditions and supply of materials. We keep an inventory of certain spare parts that we consider critical to the production process or that are difficult to replace. We have also developed a close relationship with our suppliers to ensure access to spare parts.

Pulp Production and Sales

Pulp Production

We produce eucalyptus pulp to supply our paper production operations and for sale as market pulp. We describe below in separate subsections the pulp productions recorded for Suzano and Fibria in the periods indicated below.

Suzano

Suzano produced 3.5 million tons of market pulp in each of 2018, 2017 and 2016. Suzano’s pulp production in the years ended December 31, 2018, 2017 and 2016 accounted for 16.6%, 18.2%, and 18.5%, respectively, of the total pulp produced in Brazil during these periods, according to IBÁ.

The following table sets forth Suzano’s total eucalyptus pulp production, total Brazilian pulp production and Suzano’s eucalyptus pulp production as a percentage of total Brazilian pulp production for the years ended December 31, 2018, 2017 and 2016.

	For the year ended December 31,
	2018	2017	2016
	(in thousands of tons, except %)
Suzano’s total pulp production	3,501	3,541	3,473
Total Brazilian hardwood pulp production	21,085	19,492	18,773
Total Brazilian production (%)	16.6	18.2	18.5

Fibria

Fibria produced 6.8 million tons of pulp in 2018, 5.6 million tons of pulp in 2017 and 5.0 million tons of pulp in 2016 (in each case, including 50.0% of the pulp production of Veracel).

Fibria’s pulp production in the years ended December 31, 2018, 2017 and 2016 accounted for 32.1%, 28.9% and 26.7%, respectively, of the total pulp produced in Brazil during these periods, according to IBÁ.

The following table sets forth Fibria’s total eucalyptus pulp production, total Brazilian pulp production and Fibria’s eucalyptus pulp production as a percentage of total Brazilian pulp production for the years ended December 31, 2018, 2017 and 2016.

	For the year ended December 31,
	2018	2017	2016
	(in thousands of tons, except %)
Fibria’s total pulp production	6,758	5,642	5,021
Total Brazilian hardwood pulp production	21,085	19,492	18,773
Total Brazilian production (%)	32.1	28.9	26.7

Pulp Sales

Suzano

In the years ended December 31, 2018, 2017 and 2016, Suzano sold 3.2 million tons, 3.6 million tons and 3.5 million tons of pulp as market pulp respectively, of which 9.2%, 10.3% and 11.7% was sold in the Brazilian domestic market and 90.8%, 89.7% and 88.3% was sold in the export market.

The following table sets forth Suzano’s Brazilian domestic and export sales of pulp for the periods indicated.

	For the year ended December 31,
	2018	2017	2016
	(in tons)
Suzano’s pulp sales volume
Brazilian	298,005	376,502	410,564
International	2,927,714	3,255,329	3,117,814
Total	3,225,719	3,631,831	3,528,378

Fibria

In the years ended December 31, 2018, 2017 and 2016, Fibria sold 6.8 million tons, 6.2 million tons and 5.5 million tons of pulp as market pulp respectively, of which 10.4%, 10.7% and 10.0% was sold in the Brazilian market and 89.6%, 89.3% and 90.0% was sold in the export market.

The following table sets forth Fibria’s Brazilian and export sales of pulp for the periods indicated.

	For the year ended December 31,
	2018	2017	2016
	(in tons)
Fibria’s pulp sales volume
Brazilian	703,845	662,010	550,934
International	6,082,764	5,550,483	4,952,522
Total	6,786,610	6,212,493	5,503,456

Pulp Exports

Suzano

The table below sets forth Suzano’s pulp net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2018		2017		2016
Pulp net sales by geographic region	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Brazil	744,6	8.5	624.3	9.0	703.8	11.5
Asia	3,838.0	43.7	2,976.5	43.0	2,502.3	40.7
Europe	2,810.9	32.0	2,262.2	32.7	1,962.5	31.9
North America	1,340.9	15.3	966.8	14.0	898.4	14.6
Others	48.9	0.5	90.7	1.3	77.0	1.3
Exports	8,038.7	91.5	6,296.2	91.0	5,440.3	88.5
Total	8,783.3	100.0	6,920.5	100.0	6,144.1	100.0

Fibria

The table below sets forth Fibria’s pulp net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2018		2017		2016
Pulp net sales by geographic region	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Brazil and others (1)	1,733.7	9.5	1,118.1	9.5	994.5	10.3
Asia	7,384.6	40.4	4,562.8	38.9	3,040.6	31.6
Europe	6,005.3	32.9	3,701.1	31.5	3,507.7	36.5
North America	3,140.9	17.2	2,357.2	20.1	2,071.9	21.5
Exports	16,530.8	90.5	10,621.1	90.5	8,620.2	89.7
Total	18.264.5	100.0	11,739.2	100.0	9,614.7	100.0

(1) Includes Portocel’s services revenue.

Pulp Customers

Suzano

Suzano has a long-term relationships with substantially all of its market pulp customers in the Brazilian domestic and export markets.

Prices may vary among the different geographic regions in which Suzano’s customers are located. Usually the price arrangements under Suzano’s sales contracts are consistent with prices for its other sales within the same region. Suzano’s sales contracts provide for early termination in the event of a material breach, insolvency of one of the parties or a force majeure event of an extended duration.

Suzano’s customers generally purchase its products using commercial credit provided by Suzano, which has a diversified customer base for its pulp products. Suzano believes it has a good knowledge base to manage its credit risk portfolio through financial (letters of credit and insurance) and non-financial instruments (guarantees).

Fibria

For the years ended December 31, 2018, 2017 and 2016, most of Fibria’s sales were made under contracts, some of which contain exclusivity provisions. Historically, Fibria traditionally focused on tissue, printing and writing and specialty paper producers that value the high-quality pulp produced by Fibria and the reliability of supply provided by Fibria. The majority of Fibria’s sales to final customers during these periods are delivered from Fibria’s overseas terminals in the United States, Europe, Mediterranean and East Asia.

On May 4, 2015, Fibria (as intervening party and guarantor), Fibria International Trade GmbH and Klabin S.A. entered into a Eucalyptus Pulp Offtake Agreement (the “Offtake Agreement”) for the supply of hardwood pulp produced at the Klabin plant in the state of Paraná (Puma Project), which had its operational startup in 2016. The agreement established a firm commitment for acquisition by Fibria or its subsidiaries of a minimum of 900,000 tons per year of hardwood pulp, for exclusive sale by Fibria or its subsidiaries in countries outside South America. The additional volume produced by the new plant was being sold by Klabin directly as follows: (i) hardwood pulp in Brazil and South America, and (ii) softwood pulp and fluff in the global market. Although the original term of the Offtake Agreement term was six years, following the Merger the parties thereto and Suzano entered into a termination agreement pursuant to which the parties agreed to terminate the Offtake Agreement prior to its term after a transitional period of five months starting in April 2019. This termination agreement was signed as part of the commitments submitted to the European Commission in order to receive the approval of the merger between Suzano and Fibria.

Paper Production and Sales

We sell our paper products in Brazil and abroad. The markets we seek to serve are large and very competitive. Although price is very important in these markets, we believe that customers that have high-quality standards prefer our products due to the value and quality our paper imparts to their final products. This preference is shared among customers of all segments, from producers of notebooks and non-promotional materials, to more sophisticated customers, such as producers of promotional materials, high-quality packaging and art books.

The table below sets forth our paper net revenues by geographic region for the periods indicated.

	For the year ended December 31,
	2018		2017		2016
Paper net revenues by geographic region	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Brazil	3,307.1	71.0	2,597.8	71.0	2,572.4	69.6
Central and South America (1)	774.7	16.6	608.4	16.6	568.3	15.4
North America	210.8	4.5	255.0	7.0	327.7	8.9
Europe	225.1	4.8	139.6	3.8	143.0	3.9
Others	142.4	3.1	59.4	1.6	83.6	2.3
Exports	1,353.0	29.0	1,062.4	29.0	1,122.6	30.4
Total	4,660.1	100.0	3,660.2	100.0	3,695.0	100.0

(1) Excludes Brazil.

Paper Customers

Our customers generally purchase our products using commercial credit provided by our company. We have a diversified customer base for our paper products. We believe we have a good knowledge base to manage our credit risk portfolio through financial (letters of credit and insurance) and non-financial (guarantees) instruments. Additionally, we believe that our strategy to diversify our portfolio of paper clients improves our credit risk performance due to lower correlation between large, medium, small and micro sized clients.

Seasonality

Forest products, such as pulp and paper products, are typically cyclical. Changes in inventories are usually important in price determination. Furthermore, paper demand depends largely on general economic conditions, since production capacity slowly adjusts to changes in demand. Therefore, we can expect seasonal changes in paper net revenues in Brazil depending on such factors. Changes in production capacity may also affect prices.

Similarly, the pulp industry seasonality pattern has been historically correlated with that of paper production. World paper production normally increases by the end of the summer vacations in the northern hemisphere, as well as during the Christmas and New Year holidays. In Brazil, specifically, paper demand increases in the second half of the year, mainly due to the production of notebooks and books for the beginning of a new school year, which begins in February, and governmental programs such as the National Didactic Book Program (Programa Nacional do Livro Didático).

Compared to the pulp market, the market for paper has a larger number of producers and consumers and greater product differentiation. Although the price of paper is cyclical and historically tied to the price of pulp, with a slight time difference, it is generally considered less volatile than the price of pulp. The main factors affecting the price of paper are economic activity, ability to expand production and fluctuation in exchange rates.

Due to specific factors, including pulp and paper machine closures, start-up of new capacities, changes in the cost structure of the industry and the increase of global pulp demand, the seasonality trends observed in the past for the pulp industry may be subject to changes in the future. Nevertheless, seasonality has not caused significant impacts on us over the last three years. For this reason, we do not measure the impacts of seasonality in our results.

Raw Materials

The principal raw materials used in pulp and paper production are described below.

Wood

We use fibers from three primary sources for the production of our paper: (i) our pulp; (ii) recycled paper; and (iii) mechanical pulp. Recycled paper and mechanical pulp are used in the interior layers of certain types of paperboard. We use eucalyptus trees for the production of all of our pulp.

The management of our planted forests is a key resource for wood. For further information, see “—Business Overview—Pulp and Paper—Planting and Harvesting Forests.”

Recycled Paper and Mechanical Pulp

Pre- and post-consumption recycled paper and mechanical pulp are used in the production of the interior layers of certain types of paperboard. Recycled paper is also the raw material used in the production of our Reciclato® paper, which, when production began in 2001, was the first recycled uncoated printing and writing paper produced on an industrial scale in Brazil.

Energy

We use several sources of energy. Our primary source of energy, steam, is derived from our pulp and paper production process and is generated by burning black liquor in the recovery boiler. See “—Pulp and Paper Production Process—Pulp.” A secondary source of energy, also derived from our pulp and paper production process, involves the burning of wood waste (bark and thin wood) in auxiliary boilers. Our auxiliary boilers can also generate energy by burning natural gas and oil.

We aim to reduce our energy consumption and increase our self-sufficiency. At our Mucuri unit and our Imperatriz unit, we produce 100% of the energy consumed, mostly by means of renewable sources including wood waste reuse. This is possible because of the kraft chemical recovery process adopted in our mills, which allows us to recover chemicals used in the pulp production process and to use the wood residues from wood cooking to generate power. See “—Pulp Manufacturing—The “Kraft” Cooking Process.” At a later stage, the chemical recovery process is completed with quicklime that along with sodium sulphate and caustic soda form green liquor and white liquor, which is then reapplied to the wood cooking process with minimum make up. Therefore, our chemical recovery process allows us to generate power in an environmentally friendly manner.

Chemicals

A variety of chemicals, including sodium sulphate, sodium hydroxide (caustic soda), sodium chlorate, chloride, hydrogen peroxide and oxygen, are utilized in the paper production process, mainly in the pulp production phase. In the production of coated paper, we use various additives, primarily kaolin, calcium carbonate, latex, starch, bleaches and binders. The chemicals used in the pulp production process are recovered and recycled within our pulp mills.

All chemical waste is treated in order to conform to the most current standards and practices of the pulp and paper industry worldwide. The chemicals used in the pulp and paper industry are commonly used in a variety of other industrial activities and do not present a uniquely hazardous threat. Notwithstanding this fact, we strictly adhere to all safety rules and regulations related to the transport, storage and production of chemical products. In addition, we maintain an insurance policy to cover liability in the event of an accident in the transportation, storage or production of chemical products.

Transportation

Suzano

The cost of transportation of pulp and paper products to the consumer market is an important component of Suzano’s competitiveness. In the years ended December 31, 2018, 2017 and 2016, logistics costs accounted for 15.1%, 14.8% and 14.4% of our cost of goods sold, respectively.

Suzano’s scale of production, the proximity of its planted forests to its pulp mills and its planted forests in relation to its factories and the integration of the processes of pulp and paper production give Suzano substantial economies of scale and lower production costs. Suzano and Rio Verde units, in the state of São Paulo, are strategically located near Suzano’s major customers for paper products and approximately 90 kilometers from the port of Santos, and are located at an average distance of 190 kilometers from Suzano’s planted forests. The Limeira unit also has these advantages. Suzano’s Mucuri unit, which primarily services the external market, is strategically located at an average distance of 74 kilometers from Suzano’s planted forests and is approximately 250 kilometers from Portocel, a port that specializes in the exportation of paper and pulp, and approximately 320 kilometers from the port of Vitória. The Imperatriz unit, in Maranhão, which also primarily services the external market, is located approximately 600 kilometers from the port of Itaquí, and the associated planted forests are located an average of 184 kilometers from the port. The proximity of Suzano’s forests, factories, Brazilian clients and ports allows Suzano to enjoy relatively low transportation costs, which, in turn, provides a competitive cost structure for exports.

Fibria

The location of Fibria’s mills (now operated by Suzano) also provide a variety of logistical options to reach our customers. The Brazilian market may take advantage of Jacareí mill’s proximity to São Paulo and Rio de Janeiro, while the Aracruz mill has the one of the best logistics in the industry with a distance of approximately 3 kilometers to the Portocel port facility. The Tres Lagoas mill is located between two important railways in the southeast of Brazil, ensuring the cost competitiveness of this mill, although distance from the port is over 700 km.

Port Operations

The pulp produced for export is shipped on dedicated vessels or partial-service vessels by carriers hired through long-term contracts to our terminals overseas, and is then delivered to our customers.

Suzano

Suzano conducts operations in the port of Itaquí in the state of Maranhão, in the port of Santos in the state of Sao Paulo, and in the ports of Vitoria and Barra do Riacho (Portocel) in the state of Espírito Santo.

Port of Itaquí

The port of Itaquí is located on the coast of the state of Maranhão. From this port, Suzano exported in 2018 pulp produced at the Imperatriz mill, which is located approximately 700km away from the port of Itaquí. Suzano built a temporary warehouse within the port area to guarantee the continuity of its operations with Empresa Maranhense de Administraçao Portuária (EMAP), a public company held by the state government of Maranhão.

On July 27, 2018, Suzano participated in a public auction conducted by ANTAQ for the concession of public areas and infrastructure for general cargo, especially pulp and paper in the port of Itaquí, for an initial period of 25 years. Suzano was awarded the contract due to its proposal for Itaquí General Cargo Terminal (IQI18), in the amount of R$0.1 million. In 2019, Suzano will start building a warehouse of 73,000 tons and a berth to support long-term planning of Imperatriz mill at the port of Itaquí, with a preliminary budget of R$215.0 million, which may be spent in 2019 and 2020.

Fibria

During 2018, Fibria conducted operations in two ports: the port of Santos in the state of São Paulo and the port of Barra do Riacho (Portocel) in the state of Espírito Santo.

Pursuant to a long-term agreement, South Korean Pan Ocean Co. Ltd. operated five vessels during 2018 exclusively dedicated to Fibria’s operations, and Fibria supplemented this service through contracts with partial-service chartered vessels, as required to meet its export needs. Beginning in May 2016, Fibria started to receive pulp from Klabin under the Offtake Agreement, which was delivered to Fibria on vessels that depart from the port of Paranaguá in the state of Paraná.

Port of Santos

The port of Santos is located on the coast of the state of São Paulo. From this port, Suzano, as successor to Fibria, exports pulp produced at the Jacareí and Três Lagoas, which are located approximately 150 and 750 kilometers away from the port of Santos, respectively. Suzano, as successor to Fibria, assumed Fibria’s concession to operate terminals 13/14/15 (T13/14/15) and terminal 32 (T32).

In order to facilitate exports from its Três Lagoas, Suzano, as successor to Fibria, has a port services operation contract with a terminal operator at Santos (T31) (Gearbulk Terminals) for an additional storage capacity of 50,000 metric tons of pulp at a specialized terminal where rail connection and vessel berth priority were also taken into consideration. Suzano and Gearbulk are in course of negotiations for the renewal of this agreement.

Although the concession of T13/14/15 expired in September 2017, Fibria timely requested its renewal before the Infrastructure Ministry, which is still pending for approval. Since September 2017, Fibria continued, and Suzano has been continuing, to operate T13/14/15 based on a judicial decision from the 14th Federal Civil Court (Federal Court of the 1st Region), which allows Suzano to continue operating these terminals while its request for renewal is pending a final administrative decision.

Paper produced by Suzano for exports is mainly shipped out of the port of Santos, which is located approximately 80 kilometers from the Suzano unit and about 250 km from the Limeira unit, where most of the paper production designated to export markets comes from.

DP World Santos

On January 29, 2018, Fibria contracted logistic operations services for transporting pulp, with a take-or-pay condition. These services are rendered by Empresa Brasileira de Terminais Portuarios S.A. (Embraport), which has adopted the brand DP World Santos in its private use terminal (TUP) located at the left bank of the Santos estuary, in the state of São Paulo, where a logistic port installation dedicated to warehousing, handling and shipping pulp will be constructed. Fibria invested R$187.8 million in 2018 and we estimate that our company, as successor to Fibria, will invest approximately R$432.0 million in 2019 and R$153.3 million in 2020. DP World Santos is wholly owned by global trade enabler DP World, one of the largest container port operators in the world, recognized in the industry for its efficiency.

The port operations will start when the construction of a new warehouse and other harbor-logistics structures is completed, which is expected to occur in 2020. The port services will be conducted by DP World Santos until 2039, which term may be extended to 2042 subject to the renewal of the port authorization, as applicable.

Portocel

The pulp produced for export at the Aracruz and Veracel pulp mills is shipped out of the port of Barra do Riacho (Portocel), which is located approximately 3 kilometers away from Aracruz and 260 nautical miles from Veracel’s barge terminal. Following completion of the Merger, we own 51% of Portocel, the company that operates the port terminal of Aracruz. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer, which used to be one of Fibria’s competitors.

The Portocel is a modern facility that has the capacity to handle approximately 7.5million metric tons of pulp and wood per year, from their owners and other players like Suzano, and different type of material like aluminium, steel coils, granite and project cargo. Warehouse facilities at Portocel are capable of storing approximately 220,000 metric tons of pulp (static storage).

Marketing and Distribution

We have our own sales teams for our pulp and paper business units, which sell our products in both the Brazilian and international markets, to final consumer or distribution intermediaries. We sell our products in both the Brazilian and export markets. In the years ended December 31, 2018, 2017 and 2016, 69.9%, 69.5% and 66.7%, respectively, of Suzano’s net sales revenue from market pulp and paper products was attributable to sales made outside of Brazil, while 90.5%, 90.5% and 89.7% of Fibria’s net sales revenue was attributable to sales made outside of Brazil. Domestically in Brazil, we have a sales staff consisting of employees operating in various regions of Brazil.

Pulp

Our pulp business unit’s commercial strategy is based on three pillars: strong relationships, long-term partnerships and differentiated services. To ensure proximity with our national and international customers and to ensure that our products are tailored to their needs, we use a Brazilian sales team, which services Latin America, and local sales teams in the United States, Switzerland, Austria and China. In Brazil and in each of our international offices, we have technical assistance departments that focus on our customers’ needs, with the purpose of providing our customers with smart technical solutions for their transition from other types of fiber to eucalyptus fiber. We organize annual technical workshops, in Brazil and in each of the countries where we operate, to share with our customers and international offices our innovative initiatives, technical developments and market strategy.

Paper

In 2018, 71.0% of our paper sales were made in Brazil. In order to better serve this market, we have divided it into seven segments, designing different commercial and marketing strategies for each segment:

•                  Packaging: this is the main end use of our paperboard sales and involves production of packaging for the pharmaceutical, cosmetic, tobacco, toys, clothing, shoes, food, beverage, hygiene and cleaning industries;

•                  Promotional: this segment mainly involves coated paper sales and production of promotional flyers, catalogues, displays and signs;

•                  Editorial: this segment accounts for the production of books, magazines and newspapers and involves the sale of all of the paper types that we produce (coated, uncoated and paperboard);

•                  Notebooks: this segment involves the production of notebooks and diaries in both the local and export markets, and uses uncoated paper and paperboard;

•                  Mailing: this segment mainly involves the production of forms and invoices, which use uncoated paper;

•                  Office: this segment encompasses three sub-segments (copying, competition and corporate) and involves the commercialization of uncoated paper in cut-size format, mainly A4; and

•                  Retail: this segment involves the commercialization of uncoated paper in cut-size format, mainly A4, in stationery stores, self-service businesses and convenience stores.

In order to serve the first five segments listed above, we combine different distribution channels: large paper volumes are sold directly to publishers and converters and small paper volumes are sold through publishing distributors. In the office and retail segments, sales are made indirectly, through paper distributors and directly through our call center and e-commerce.

We own distributors for our paper and graphic products, one in Brazil and one in Argentina, Stenfar S.A.I.C. Importadora y Exportadora and Stenfar. For Brazilian distribution, we rely on four regional distribution centers: two in São Paulo, one in Serra (Espírito Santo) and one in São José dos Pinhais (Paraná), as well as our local distribution centers, in the cities of Campinas and Ribeirão Preto (state of São Paulo), Belém (state of Pará), Brasília (federal district), Campo Grande (state of Mato Grosso do Sul), Londrina (state of Paraná), Fortaleza (State of Ceará), Goiânia (State of Goiás), Manaus (State of Amazonas), Porto Alegre (State of Rio Grande do Sul), Recife (state of Pernambuco), Rio de Janeiro (state of Rio de Janeiro), Salvador (state of Bahia) and Uberlândia (state of Minas Gerais).

Other than distributing our own line of paperboard and printing and writing paper, we also distribute other product lines to reach the graphics, editorial and consumer segments and to public agencies. Stenfar is a company-owned distributor of paper and computer supplies operating in Argentina through which we conduct such distribution operations. Stenfar has been operating for more than 58 years and has an important and active presence in the market. Stenfar has three subsidiaries in Buenos Aires, Córdoba and Mar del Plata. Stenfar services the graphics, editorial and consumer segments and public agencies, working with printing and writing paper, paperboard and computer supplies. According to market estimates on paper and computer supplies distribution, we believe Stenfar is one of the largest distributors in its market in the area.

In addition to providing our customers a more complete portfolio of services and products, our distribution operations in Brazil and Stenfar’s distribution operations in Argentina reinforce our commitment to strengthen our distribution channels, enlarging our network and directly benefiting our clients through greater proximity and agility in serving them.

In addition to our own lines of paperboard and writing and printing paper, we also distribute other product lines, for the graphics, publishing, consumer, converter and government entities segments.

Competition

The pulp industry is highly competitive. The top 20 producers currently supply approximately 72.0% of the global virgin market pulp capacity according to Hawkins Wright. We face substantial competition from numerous producers of paper and hardwood market pulp, including major Brazilian producers, such as Eldorado, CMPC and Celulose Nipo Brasileira S.A. (Cenibra). Many factors influence competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals, logistics and labor, and exchange rate fluctuations. Latin American pulp producers have structural cost advantages over other global competitors, mainly in North America and Europe, due to their shorter harvest periods and higher land productivity, which is only partially offset by geographical distance from the end markets. Many of our Latin America competitors enjoy cost advantages similar to ours, including low production costs, and have access to similar sources of funding to finance their expansion projects. The international pulp and paper markets are highly competitive and involve a large number of producers worldwide. As a vertically integrated pulp and paper producer, we compete not only with other vertically integrated pulp and paper producers, but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do and enjoy lower financing costs. However, as the second largest producer of eucalyptus pulp in 2018, we maintain our competitive advantage by keeping production costs low, maintaining long-term contracts with our customers and vertically integrating our operations.

Environmental Matters

General

We are committed to produce pulp and paper with a minimum of waste production and with the lowest impact on natural resources and the environment. Our continuing goal is to avoid and mitigate adverse impacts on the environment by controlling our emissions into the air and water, preserving biodiversity and by fully complying with Brazilian environmental regulations and recognized international environmental standards. In 1996, we were the first pulp and paper company in the world, and the first company in Brazil, to obtain the International Organization for Standardization 14001 (“ISO 14001”) certification for our planted forests in the state of Bahia. Our forests are also certified by the Forest Stewardship Council (“FSC”) and Programme for the Endorsement of Forest Certification (“PEFC”). Our environmental protection investments in 2018 totaled R$76.2 million in respect of our industrial units and R$36.7 million in respect of our forestry units. Our environmental policy seeks to:

•                  contribute to social and economic development while supporting environmental protection by the adoption of innovative management procedures and remaining a benchmark reference on environmental protection;

•                  prevent pollution, from research through installation, operation and commercialization of our products;

•                  develop and stimulate environmental education in a systemic and participative manner in order to promote environmental consciousness among our partners, collaborators and community;

•                  promote protection of water resources, seeking sustainable atmospheric and soil conditions and biodiversity conservation in the areas in which we operate; and

•                  extend and share our preservation and sustainable management programs among our community and organized sectors of society.

We are also committed to respect and preserve the environment, through reducing our consumption of natural resources and mitigating the impacts of our activities. At the forestry unit, R$64.2 million have been invested in monitoring and conserving natural resources and biodiversity, restoration projects, discussions with organized segments of civil society regarding best management practices, meeting certification demands, environmental education programs and sustainable development of local communities, among others.

Our environmental policy and environmental management system are aligned with the most advanced international standards. In 2017, costs incurred for compliance with environmental law were approximately R$11.0 million. We have the ISO 14001 certification, which attests to our environmental management system, at all of our industrial units, and our Mucuri unit was the first in the pulp and paper sector globally to obtain this certification in 1996. We also have received other certifications, including ISO 9001, OHSAS 18001, CERFLOR/PEFC (Program Endorsement Forest Council) and FSC, which attests that our forest management is environmentally correct and socially just. The FSC seal, created by different multisector international organizations, has strong international recognition and is also labeled in several of our products and our clients’ products. We operate, therefore, under strict compliance with environmental laws and regulations.

Our environmental commitments are also supported and monitored by relevant organizations and coalitions, including the Global Pact for the Environment, the Fundação Getulio Vargas /Centro de Estudos em Sustentabilidade (FGV-CES) and Coalizão Brasil Clima, Floresta e Agricultura (Climate, Forest and Agriculture Brazilian Coalition). In addition, we maintain a strong partnership with recognized forums and organizations to discuss and share knowledge on sustainability, including the World Wildlife Fund-Brazil, the World Wildlife Fund / New Generation Plantation, The Nature Conservancy, CI (International Conservation), The Forest Dialogue, Diálogos Florestais Nacionais (Brazilian Forest Dialogue), Fórum Florestal (Forest Forum), IBÁ, Instituto Ethos (Ethos Institute), the Brazilian Corporate Council for Sustainable Growth (Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável) and the GHG Protocol Brazil.

We also have a strong commitment to community service and participate in and fund a variety of projects, including projects supported by the Instituto Ecofuturo, a non-governmental organization that we have created and sponsor, whose purpose is to generate and share knowledge and practices that contribute to creating a culture of sustainability. In 2018, we invested R$3.5 million on its maintenance.

Water

Our proactive management of water use and reuse utilizes tools and technologies that allow rational use of water resources, essential for the production of pulp and paper, both in terms of industrial operation and for forest productivity. We have been granted rights for water collection from rivers, wells and reservoirs for use in our unit’s mills and forests. We have a permanent commitment to increase the efficiency of operations and consequently reduce consumption — which has occurred every year through internal reuse and improvement of industrial processes.

In 2018, we leveraged our initiatives through important partnerships such as The Nature Conservancy, the world’s largest environmental organization. Through the “Nascentes do Rio Mucuri Project”, we commenced activities aimed at promoting the sustainability of the river, as well as encouraging initiatives to protect natural springs and restore native vegetation. The region chosen for this work has Atlantic Forest remnants, one of the most biodiverse biomes on the planet, and currently occupies only 12% of its original area in Brazil.

We also invested in the installation of new equipment and processes, such as the new drum displacer washer (reducing the chemical consumption, organic load and color of the treated effluent launched in the Tocantins River) in Imperatriz. On this project alone, we invested over R$74.0 million as a demonstration of our strong commitment to a better and more sustainable environment.

Solid Waste and Wastewater

Waste management is present in our processes and operations, both industrial and forestry. Wastewater treatment at all industrial sites takes place in our own Effluent Treatment Plants and includes the primary treatment (physical) and secondary treatment (biological), a stage in which oxygen and nutrients are added, and pH is controlled. At the Limeira, Jacareí, Três Lagoas and Maranhão units, activated sludge technology is used for secondary treatment, while aerated lagoons are used at the Suzano, Aracruz and Mucuri units. The biological sludge generated by effluent treatment plants is treated by different eco-efficient ways as composting plants at the Limeira, Suzano and Rio Verde units, drying and burning at Jacareí, Imperatriz and Três Lagoas units. In addition, as members of the IBÁ and the Business Commitment to Recycling (Cempre), we participate in discussions about the industry’s plans under the National Solid Waste Plan, established by the Brazilian federal government.

In respect of residues and effluents from our industrial units, we carry out a broad management program aimed at reducing residues and controlling potential risks to the environment. Moreover, we have established partnerships with third parties for the use of these residues as fertilizer and other recycled materials. In Jacareí and Três Lagoas units we established two processes to produce soil corrections certified by the Ministry of Agriculture, and the production derived from these processes supplies part of the forests plantation. Consequently, we now generate revenue from what previously were expenses, in addition to helping the environment. In 2009, the Environmental Company of the State of São Paulo (Companhia Ambiental do Estado de São Paulo), or Cetesb granted us a license to use the biomass ashes from the boilers in our Suzano unit as fertilizers in our forests in São Paulo, the first time such a license was granted in the industry.

Biodiversity

Our forestry practices reflect our concern for biodiversity, from planning to implementation. Today we plan and implement our forest management operations using the mosaic landscapes approach, where eucalyptus stands are intermingled with native vegetation. We seek to connect the main native fragments, forming ecological corridors, contributing to the preservation of fauna and flora. Furthermore, we also work with minimal cultivation, where planting is done with low soil interference (crop residues - twigs, leaves and bark - are kept on the ground, contributing to fertility and protecting against erosion). This model provides a suitable environment for conserving and maintaining biodiversity.

We reserve approximately 37.6% of our total land, or 925.6 thousand hectares as environmental preservation areas. This total includes permanent preservations areas (i.e. riparian forests), legal reserves, high-value conservation areas, and other natural areas dedicated to environmental preservation, which exceed the requirements set by Brazilian law and global practice in the pulp and paper industry. We carry out periodic monitoring of fauna and flora in order to ensure its perpetuity. This monitoring has occurred since 2008 in Bahia and Mato Grosso do Sul, 2009 in São Paulo, 2012 with new methodology in Espírito Santo and Minas Gerais, and since 2013 in Maranhão.

We continued our partnership with The Nature Conservancy (TNC), a non-governmental organization, to craft biodiversity conservation plans, which cover the remaining forest biomes in the Atlantic Forest, Cerrado and Caatinga, resulting in the Conservation Area Plan (PCA), which sets strategies for conserving biodiversity. We also continued our partnership with World Wildlife Fund-Brasil Corporate Partnership, where companies from a variety of industries exchange ideas and tools on how to improve their environmental management. We are the only company in the pulp and paper sector involved in the partnership. Also, we continued to participate in the regional forums of the Forestry Dialogues, such as the ones in the states of Espírito Santo, southern Bahia, São Paulo and Mato Grosso do Sul with NGOs, universities, and local communities and in The Forests Dialogue (TFD), an organization that promotes debate on sensitive issues in the world forestry industry while engaging forestry companies, NGOs, indigenous communities and multilateral agencies.

Climate Change

The issue of climate change incorporates our continuous search to adopt best practices in the management of GHG emissions, consisting of pillars of quantification, reduction and compensation.

In 2008, as one of the founding members, we began a partnership with FGV in the Brazilian program GHG Protocol, which aims to identify and account for emissions from the production process considering the direct emissions from our operational control sources (scope 1), indirect emissions from electricity consumption (scope 2) and activities associated with its production chain, but not controlled by us (scope 3). This tool is designed in accordance with the GHG Protocol methodology of the World Resources Institute (WRI).

Regarding the reduction of emissions, several continuous improvement campaigns are deployed in industrial plants and in forest areas, as well as technological investments in order to reduce the generation of greenhouse gases, increase environmental gains and meet the demands of customers, investors and consumers.

In 2010, we were the first pulp and paper company in Brazil to calculate our carbon footprint by measuring the gas emission throughout our products’ entire life cycle, from raw materials production and distribution through sale, use and disposal, which represents a broader exercise than the greenhouse gases inventory that we have been doing since 2003.

In order to measure and understand the impact of our production and the opportunities for improvement in our processes, in an analytical and strategic way, we are developing new studies of life cycle analysis for some of our products, among them Eucafluff, which has performed better than competitors in a few respects.

In the year ended December 31, 2018, along the climate committee led by IBÁ, we advanced the quality of our carbon stock measurement in our native areas — an important asset of the forestry segment, with great potential of contribution to the climate change, although not well known. In partnership with peer companies, we evaluated the possible existing techniques and technologies and developed a pilot project in the Vale do Paraíba region, which will help to calibrate the success of the final model.

We have also adopted a policy to reuse the energy resulting from our production process. Our industrial units produce a significant portion of their energy requirements, and currently approximately 85% comes from renewable fuels (such as black liquor and biomass), and the remaining 15% from non-renewable resources (such as natural gas and fuel oil). Our Mucuri and Imperatriz units are also almost self-sufficient in energy. In fact, currently both units are selling energy to the grid. In 2017 and in 2018, we added 689,000 MWh and 634,000 MWh to the public grid, respectively.

Brazilian Environmental Regulation

The Brazilian federal constitution assigns to the federal government, the states, the federal district and the municipalities the responsibility for environmental protection and preservation of Brazilian fauna and flora. The authority to enact laws and issue regulations with respect to environmental protection is exercised concurrently by the Brazilian federal government, the states and the municipalities. The municipalities have authority to enact laws and issue regulations only with respect to matters of local interest or to supplement federal and state laws.

The Brazilian environmental policy has established that the regular operation of activities that cause actual or potential pollutants, that use natural resources or that, in any manner, result in environmental degradation are subject to prior environmental licensing requirements. This procedure is necessary both for the initial installation of the facility and for any expansion of such facilities. The environmental licensing process basically follows three consecutive stages: preliminary license, installation license and operating license.

Regarding licensing procedures, municipalities have the jurisdiction to license facilities that only have a local environmental impact. Where the environmental impact of the facility is more widespread but still confined to one state, state governments have the jurisdiction to license such facilities. But if a facility generates an environmental impact on more than one state or involves a strategic interest (such as nuclear plants or indigenous lands), the federal government has jurisdiction to license the facilities.

Our activities are currently licensed by the following state agencies:

(i)                  the São Paulo State Secretariat for the Environment (Secretaria Estadual de Meio Ambiente de São Paulo), or SMA and the Environmental Company of the state of São Paulo (Companhia Ambiental do Estado de São Paulo), or CETESB;

(ii)               the State Council for Environmental Policy (Conselho Estadual de Política Ambiental), or COPAM and the State Foundation for the Environment (Fundação Estadual do Meio Ambiente), or FEAM, in the state of Minas Gerais;

(iii)            the State Council for the Environment (Conselho Estadual de Meio Ambiente), or CEPRAM and the Institute of Environment and Water Resources (Instituto do Meio Ambiente e Recursos Hídricos), or INEMA, in the state of Bahia;

(iv)           the State Institute of Environment and Water Resources or IEMA and Institute of Agricultural and Forest Defense of Espírito Santo or IDAF, in the state of Espírito Santo,

(v)              the State Secretariat for the Environment and Renewable Resources (Secretaria Estadual de Meio Ambiente e Recursos Naturais), or SEMA, in the state of Maranhão;

(vi)           the Nature Institute (Instituto da Natureza), or NATURATINS, in the state of Tocantins;

(vii)        the State Secretariat for the Environment and Water Resources (Secretaria Estadual de Meio Ambiente e Recursos Hídricos), or SEMAR, in the state of Piauí; the State Foundation for Environmental Protection Henrique Luiz Roessler or FEPAM in the state of Rio Grande do Sul and Institute of Environment of Mato Grosso do Sul or IMASUL in the state of Mato Grosso do Sul.

The preparation of an environmental impact study and its corresponding environmental impact report, or EIA/RIMA, is required for purposes of licensing activities with significant environmental impact. In any such event, investments are required in order to compensate for negative environmental impacts. The amount of investment made to compensate for the environmental impact must be up to 0.5% of the total cost of the development. Since our principal activities began before the environmental compensation law, we were not required to invest to compensate for the environmental impact for projects performed before the year 2000, as set forth in the law that established the National System of Conservation Units — SNUC. However, new activities started after the institution of SNUC are subject to environmental compensation, which may result in new investments to compensate for the environmental impact of new projects.

We have licenses for the operation of our plants, which are generally valid for five years from date of issuance and may be renewed for additional five-year periods. The operating permits require, among other things, that we periodically report our compliance with certain emissions standards set forth by the appropriate environmental agencies. With regard to our plans, we are currently either (i) in compliance with all operating and environmental licenses or (ii) in the process of renewing these licenses.

Our forestry activities are regulated by the federal government and the state governments of the states of São Paulo, Bahia, Espírito Santo, Minas Gerais, Rio Grande do Sul, Mato Grosso do Sul, Piauí, Tocantins and Maranhão. The planting and harvesting of trees can only be done in accordance with a plan previously approved by the state agencies, except for the States of São Paulo and Mato Grosso do Sul, where a forestry license is not required. Furthermore, in observance of the new Forestry Code (Federal Law n. 12,651/2012), in general, we must keep at least 20% of our landholdings covered with native forests or replanted with indigenous tree species as a legal reserve (reserva legal). Legal reserves must be registered with a new program named the Rural Environmental Registration (CAR — Cadastro Ambiental Rural). In such system, the land owners shall provide information on all the environmentally protected areas to the environmental agency. However, this restriction increases to 35% in the northern region savannah and up to 80% in the Amazon forest. Also, according to federal law, native vegetation from areas along rivers and other water bodies as well as steep slopes and hilltops are to be treated as permanent preservation areas, which are essential to the conservation of water resources, scenery, animal, human and plant health, biodiversity and soil in the area. Our forestry operations are in compliance with all applicable laws and regulations. See “—Environmental Matters.”

Our operations are subject to various environmental laws and regulations, including those relating to air emissions, effluent discharges, solid waste, odor and reforestation. In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines, imprisonment and confinement, in the case of individuals, or dissolution, in the case of legal entities. In addition, administrative sanctions that can be imposed include, among others:

•                  fines that may reach up to R$10 million if operating without a license and R$50 million in the case of severe environmental damages;

•                  partial or total suspension of activities;

•                  forfeiture or restriction of tax incentives or benefits; and

•                  forfeiture or suspension of participation in credit lines with official credit establishments.

In addition to criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also provide compensation and reimbursement for the damage that was caused to the environment and third parties. At the civil level, there is joint and strict liability for environmental damages. This means that the obligation to compensate for the damage caused to the environment may affect each and every individual or legal entity directly or indirectly involved, regardless of the existence of actual fault by the agents. Therefore, the engagement of third parties to carry out any intervention in our operations, such as the final disposal of waste, does not exempt the contracting party from eventual damages to the environment caused by the contractor. In addition, environmental laws provide for the possibility of piercing the corporate veil, in relation to the controlling shareholder, whenever such corporate veil is an obstacle for the reimbursement of damages caused to the environment.

Using advanced technology, our operations comply with all applicable Brazilian laws and regulations, and we believe that we also meet all recognized international standards to which we or Brazil are signatories. In the past five years, we have not received any administrative penalties or warnings that might be considered relevant or material fines in respect of violations of Brazil’s environmental laws or policies.

Insurance

We believe that we maintain adequate insurance coverage for our facilities with respect to our operational and commercial risks. Consistent with industry norms and practice in Brazil, we do not maintain insurance coverage for fire and other risks to our planted forests. Nonetheless, we adopt a series of measures, such as, maintenance of a firefighting brigade and keeping the lanes between our production units of eucalyptus trees unobstructed, which historically has significantly prevented the spread of fires. We use the amounts we would otherwise pay as premiums for fire insurance to implement preventive and safety measures, such as installing fire towers and fire control equipment and training firefighting personnel. It is our policy to maintain insurance coverage for our inventory of wood.

Organizational Structure

The following chart shows our corporate structure as of December 31, 2018 (prior to the completion of the Merger).

The Merger was consummated in January 2019, as a result of which Fibria became a direct, wholly-owned subsidiary of Suzano, and Fibria’s subsidiaries became indirect subsidiaries of Suzano. Further, on April 1, 2019, Fibria merged with and into Suzano, and ceased to exist as a separate company. The following chart shows our corporate structure as of April 1, 2019, following completion of the Merger and the subsequent merger of Fibria into Suzano.

Property, Plant and Equipment

Eucalyptus Planted Forests

General

One of Suzano’s greatest strengths is that it is a fully integrated low-cost producer of pulp and paper. That is due, in part, to the low cost of cultivating and processing eucalyptus trees compared to other species. As shown in the illustration below, the short growth cycle of our eucalyptus trees — seven years — presents a significant competitive advantage in relation to the costs associated with other fibers. For more information about Suzano’s low wood costs, see “—Raw Materials—Wood.”

Suzano’s planted forests along with those of our partners are concentrated in the south of the State of Bahia, in the north of the state of Espírito Santo, in the state of São Paulo, in the east of the state of Minas Gerais, the states of Tocantins, Pará and in southwest of the state of Maranhão, and in north and east of the state of Maranhão and Piauí.

The table and chart below set forth the location and capacity of Suzano’s planted eucalyptus forests as of December 31, 2018:

State	Total Area (1) (thousand hectares)	Planted Area (thousand hectares)
Bahia, Espírito Santo and Minas Gerais	288	162
São Paulo	227	146
Tocantins, Maranhão, Pará, and Piauí	737	342
Total	1,251	650

(1) Total area includes areas owned by Suzano and its partners.

Map of location of eucalyptus planted forests

In addition, the following table describes the location and the area of Fibria’s forest base as of December 31, 2018:

State	Total Area (thousand hectares)	Planted Area (thousand hectares)
São Paulo	149,647	83,607
Minas Gerais	21,158	11,008
Rio de Janeiro	3,142	1,526
Mato Grosso do Sul	459,038	308,589
Bahia(1)	263,708	136,224
Espírito Santo	185,024	110,983
Rio Grande do Sul	3,663	1,380
Total(2)	1,085,381	653,316

(1) Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern state of Bahia.

(2) Excludes forestry partnership program areas (133,000 hectares with 76,000 forested hectares).

Assisted Growth

For new plantings, Suzano uses both seeds and clones selected for their characteristics, such as height and diameter, productivity per hectare, lack of branches below the crown, suitability to local soil and climate conditions, and resistance to disease. Saplings grown from selected seeds and clones are initially cultivated inside climate-controlled greenhouses for 30 days. These saplings are then transferred to outdoor nurseries, where they are allowed to grow for another 70 to 90 days, after which they are moved to be planted.

Suzano conducts research specific to each of our growing regions, utilizing general concepts of plant physiology and genetics. In the future, our productivity may increase through cloned hybrid cuttings or selected seeds. The research program also continues to seek ways to improve the uniformity of wood quality and maintain ecological balance by studying the soil, plant nutrition and pest control.

Harvesting

Eucalyptus trees are harvested by Suzano’s employees and by independent contractors through an automated system and, in some cases, manually. Logs are generally transported to Suzano’s pulp mills as needed and Suzano stores small amounts of logs at all of our production facilities. Logs to be used in our production facilities in São Paulo are currently stored in the forests for an average of two to five months to allow them to dry before transportation. In Bahia, logs are transferred to the mill 40 days after harvesting.

Plant Locations and Capacity

Suzano

Suzano produces pulp and paper products from five modern operating facilities consisting of: two integrated pulp and paper production facilities in the state of São Paulo (the Suzano and Limeira units), a non-integrated paper production facility in the state of São Paulo (the Rio Verde unit), an integrated pulp, paper and tissue facility in the state of Bahia (the Mucuri unit); and an integrated pulp and tissue facility in the state of Maranhão (the Imperatriz unit). The following table identifies Suzano’s pulp and paper mills and sets forth the nominal capacity of and the products produced at each mill, as of December 31, 2018.

Unit/Location	Major Products	Production Capacity (in thousand tons per year)

Mucuri unit — Bahia	Integrated Pulp	200
	Market Pulp	1,480
	Paper	250
	Tissue	60
Suzano unit — São Paulo	Integrated Pulp	450
	Market Pulp	70
	Fluff(1)	100
	Paper(1)	550
Limeira — São Paulo	Integrated Pulp	290
	Market Pulp	400
	Paper	400
Rio Verde — São Paulo	Integrated Pulp	—
	Market Pulp	—
	Paper	50
Imperatriz unit	Integrated Pulp	60
	Market Pulp	1,590
	Paper	—
	Tissue	60
Facepa	Integrated Pulp	—
	Market Pulp	—
	Tissue	50

(1) Flexibility to produce either fluff pulp or printing and writing paper.

For the year ended on December 31, 2018, Suzano’s facilities had produced 3.5 million tons of total market pulp and approximately 1.3 million tons of paper. The following table sets forth Suzano’s total pulp and paper production for the periods indicated:

Production	2018	2017	2016
	(in thousand tons/year)
Market Pulp	3,501	3,541	3,473
Paper	1,265	1,157	1,182
Total production	4,767	4,698	4,655

Fibria

As of December 31, 2018, Fibria owned and operated the pulp facilities shown in the table below.

Unit/Location	Major Products	Annual Production Capacity	Pulp Production
		(in thousand	(in thousand tons per year)
		tons per	December 31,
		year)	2018	2017	2016
Aracruz — Espírito Santo	Market Pulp	2,340	2,105	2,227	2,207
Três Lagoas — Mato Grosso do Sul	Market Pulp	3,250	3,075	1,822	1,236
Jacareí — São Paulo	Market Pulp	1,100	1,001	1,042	1,028
Veracel (1) — Bahia	Market Pulp	560	576	551	550
Total		7,250	6,758	5,642	5,021

(1) Represents 50% of the annual production capacity and production of Veracel’s pulp mill.

ITEM 4A. INFORMATION ON THE COMPANY

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements as of December 31, 2018 and 2017, and for each of the three years ended December 31, 2018, and the accompanying notes thereto, which have been prepared in accordance with IFRS as issued by the IASB, as well as with the information presented under “Presentation of Financial and Other Data” and “Item 3. Key Information — A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and Item 3. “Key Information — Risk Factors.”

Overview

With more than 90 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, Suzano was the second largest producer of eucalypt pulp in the world and the fourth largest producer of virgin market pulp in the world in 2018 (considering the nominal capacity before the Merger). As other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.

We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 40% of the printing and writing paper and 26% of the paperboard produced in Brazil in 2017. Our share of Brazilian paper production remained unchanged following the Merger, as Fibria did not have any paper production.

On July 26, 2018, Suzano and Fibria entered into the Merger Agreement for the combination of the operations and shareholder bases of Fibria and Suzano through a corporate reorganization. On January 14, 2019, following receipt of all required corporate and regulatory approvals, the Merger was consummated, and Fibria became our wholly owned subsidiary. Upon completion of the Merger, we became the world’s largest producer of market pulp, with an aggregate installed capacity of 10.9 million metric tons of eucalyptus pulp per year and a broad and diversified forest base.

Furthermore, on April 1, 2019, Fibria merged with and into Suzano. As a result, the separate corporate existence of Fibria ceased, and Suzano continued as the surviving entity under the laws of Brazil. Accordingly, title to and possession of all property, interests, assets, rights, privileges, immunities, powers and franchises of Fibria vested in Suzano and all debt, liabilities, duties and obligations of Fibria became debt, liabilities, duties and obligations of Suzano.

Because the Merger was consummated in January 2019, our results of operations and financial condition for the historical periods discussed in this section do not reflect or include the results of operations or any assets or liabilities of Fibria. We began consolidating Fibria and its subsidiaries as from January 1, 2019, and, accordingly, our results of operations and financial condition in future periods may not necessarily be comparable to our results of operations and financial condition for historical periods, including those discussed below. For information on Fibria’s results of operations and financial condition for these periods, see Fibria’s audited consolidated statements at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 that were submitted by Fibria to the SEC on Form 6-K on February 22, 2019. In this section, we include, solely for convenience purposes, certain information on Fibria’s results of operations, cash flows and financial condition, including indebtedness and other contractual liabilities, that was extracted from Fibria’s audited consolidated financial statements. However, this information is not indicative of any future results of operations or financial condition of Fibria, or of our company and Fibria operating on a combined basis.

Pulp Business Unit

In 2018, pulp demand continued to grow, although at a slightly slower pace compared to previous years, mainly due to the challenges faced by the industry in the fourth quarter. Following the trend of prior periods, growth was driven by demand for eucalyptus pulp, which gained market share at the expense of other fibers. In terms of supply, it is estimated that, in 2018, approximately 1.5 million tons were eliminated from the market due to unexpected events related to technical problems and weather issues.

Our volumes in 2018 totaled 3.5 million tons of production (representing a decrease of 1.1%, compared to 2017) and 3.2 million tons of sales (representing a decrease of 10.8%, compared to 2017). The reduction in sales is due to (i) the rebuilding of our inventory after months operating below normal levels and (ii) the Chinese market scenario in November and December.

In 2018, net revenue from pulp sales totaled R$8.8 billion, 26.9% higher than the revenue presented in 2017, due to an increase in the international price of pulp and the depreciation of the real. Net revenue from pulp exports in 2018 was R$8.0 billion, 27.7% higher than in 2017. The share of pulp revenue derived from exports and the domestic market was 91.5% and 8.5%, respectively. Our revenues from pulp sales in 2018 were distributed as follows: 43.7% from Asia, 32.0% from Europe, 15.3% from North America and 0.5% from South and Central America.

Regarding distribution for final use, 63% of pulp sales were destined for paper production for sanitary purposes, 13% for printing and writing paper, 15% for special papers and 8% for packaging.

We have long-term sales relationships with substantially all of our pulp and paper customers in the domestic and the export markets. These contracts generally provide for the sale of our market pulp at prices we announce each month. These prices may vary among the different geographic areas where our customers are located. The price arrangements under our long-term contracts are generally consistent with prices for our other sales within the same region.

In 2018, the consolidated cash production cost of market pulp production was R$628/ton excluding downtimes (vs. R$599/ton in 2017) and R$658/ton including downtimes (vs. R$626/ton in 2017). The increase of R$29/ton (+4.8%) mainly reflects the higher input costs, which in turn were due to higher chemical and energy prices and the effects from exchange variation on such prices.

The performance of Adjusted EBITDA of pulp reflects, mainly, the exchange rate variation of the period and the increase in the net price of pulp in dollars, which effects were partially impacted by the volume of sales.

Paper Business Unit

Data from the Brazilian Tree Industry (“IBÁ”) indicate that sales of the national printing and writing industry and paperboard increased by 1.0% compared to the previous year, while imports decreased 14.2%.

Our paper production reached 1.3 million tons, 9.4% higher than the total produced in 2017. This variation is due to increased tissue production and improved industrial productivity of other paper products. Paper sales totaled 1.3 million tons, 6.2% higher than the volume sold in 2017.

Sales in the domestic market reached 0.8 million tons in 2018, 8.9% higher than the previous year, while paper sales in the foreign market totaled 0.4 million tons in 2018, 0.4% higher than the previous year. In 2018, net revenue from our paper sales totaled R$4.7 billion, 27.3% higher than the previous year. Of this revenue, 71.0% came from sales in the domestic market and 29.0% from the foreign market.

Our total revenue from paper sales in 2018 was 87.6% in South and Central America (including Brazil), 4.5% in North America, 4.8% in Europe and 3.1% in other regions (Africa and Asia). Net revenue from the domestic market increased by 27.3% in relation to 2017, impacted by both business units, consumer goods and paper. Net export revenue increased 27.4% reflecting the higher price of paper exported in relation to the previous year.

The average net price of the paper sold in the domestic market was R$3.759/ton, R$575/ton (18.1%) higher than in 2017, in line with high prices announced in the domestic market.

The paper business made a positive contribution to Adjusted EBITDA due to the increase in prices in Brazilian and international markets, partially compensated by higher costs and expenses arising mainly from the consumer goods business, which is still in its ramp-up phase.

Estimates, Judgments and Relevant Accounting Assumptions

This section focuses on critical accounting estimates and assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on our financial condition or operating performance.

Our management has used estimates, judgments and accounting assumptions regarding the future that affect the application of our accounting practices and the amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

See below information on judgments and assumptions used while applying accounting policies that have significant effects on the amounts recognized in our audited consolidated financial statements and which have significant risk of causing material adjustments:

Fair Value Measurement

We select methods and use judgments in the assumptions for determining the fair value as well as defining the sensitivity analysis scenarios.

When measuring the fair value of an asset or liability, we use market data as much as possible. Fair values are classified at different hierarchy levels based on the inputs used for valuation techniques.

Financial Instruments (Derivatives and Non-Derivatives)

In order to determine the fair value of financial instruments that are not traded on an active market, we use valuation techniques. We use recent operations contracted with third parties, reference to other instruments that are substantially similar, cash flow analysis and others that have the minimum possible information generated by our management. We also use our best judgment to define the scenarios presented in the sensitivity analysis.

Biological Assets

The discounted cash flow methodology is used to calculate the fair value of forest biological assets, whereby several critical economic and forest assumptions are made with a high level of judgment.

Our biological assets are mainly made of eucalyptus forest for reforestation used to supply wood to pulp and paper mills and are located in the states of São Paulo, Bahia, Espírito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the calculation of fair value due to their nature.

The assumptions used in determining the fair value of biological assets were:

i.                  Average cycle of forest formation of approximately 7 years;

ii.               Forests are measured at their fair value as of the plantation year;

iii.            Mean annual increment — IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, forestry policies and forest management, production potential, climate factors and soil conditions;

iv.           The estimated average standard cost per hectare includes expenses on forestry and forest management each year of formation of the biological cycle of the forests, plus costs of land lease agreements and own land opportunity cost;

v.              The average eucalyptus gross sale prices were based on specialized research on transactions made by us with third parties or weighted by the cost of formation plus cost of capital plus estimated margin for regions where there is no market benchmark available; and

vi.           Discount rate used in cash flows is calculated based on capital structure and other economic assumptions for a participant in the independent business of selling timber (forests).

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

We manage the financial risks related to agricultural activities in a preventive manner, by reducing risks from edaphoclimatic factors. The weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

Sensitivity analysis

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of calculation.

The main assumptions, IMA, discount rate, and selling price stand out as being the most sensitive where increases or reductions in these assumptions generate significant gains or losses in the measurement of fair value.

Useful Life and Recoverable Value of Tangible and Intangible Assets

The useful life of relevant tangible assets was defined by management according to the specifications of machine and equipment manufacturers, at the operational level of industrial units, and the quality of preventive and corrective maintenance. The intangible assets with defined useful life are defined by management. These estimates involve a high degree of judgment and uncertainties.

If events or changes in circumstances occur that indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows, our management adjusts the balance to its recoverable amount.

Deferred Income Tax and Social Contribution

The recognition and amount of deferred tax assets depend on the future generation of taxable income, which requires the use of estimates related to Suzano’s future performance.

These estimates are part of a long-term plan, which is reviewed annually by our management and submitted to our board of directors for approval. This long-term plan is drawn up using several macroeconomic variables, such as exchange and interest rates; variables in the market segment, such as curves of expected offer/supply and projected sale prices; operating variables, such as expected production costs and volumes. This set of variables evidences our level of judgment regarding the expected materialization of these assumptions and uncertainties.

Our management understands that, based on projected results and recorded results, the realization of deferred credit assets is probable.

Actuarial Liability

We have actuarial commitments of post-employment benefits related to health insurance for former employees. These commitments and costs depend on a series of economic and demographic assumptions, mainly discount rates, long-term inflation, variation in medical and hospital costs, and variability in the actuarial table used, which imply some level of discretion in adopting certain assumptions.

These estimates are reviewed annually by our management and can differ from the actual results due to changes in market and economic conditions.

Provisions and Contingencies

We are currently involved in certain labor, civil and tax proceedings. The provision for legal proceedings is recorded based on our management’s evaluation and the advice of internal and external legal counsel, which are subject to a high level of discretion.

New accounting Pronouncements

The following accounting standards and interpretations have been issued and approved by the International Accounting Standards Board (“IASB”). They became into force and effective for periods as of January 1, 2019. We have not early adopted these standards.

IFRS 16 - Leasing Operations

This standard replaces the existing guidance in IAS 17 and essentially determines that lessees will have to recognize future liabilities in their liabilities and their right to use the leased asset for practically all lease agreements, financial and operating leases have the same accounting treatment, and certain short-term or low-value contracts fall outside the scope of this new standard. The standard is applicable as of January 1, 2019.

We will adopt IFRS 16 on January 1, 2019 using a modified retrospective approach that results in the prospective application of the standard. The modified retrospective approach does not require updating the accounting information of the previous period.

In adopting IFRS 16, we recognize the lease liabilities in relation to the contracts that meet the definition of lease, in accordance with the principles of the new standard. These liabilities will be measured at the present value of the remaining lease payments, discounted based on the incremental loan rate on January 1, 2019. Assets associated with the right of use will be measured at the amount equal to the lease liability on January 1, 2019, with no impact on retained earnings.

We will use the following practical expedients allowed by the standard:

a) The use of a single discount rate for a portfolio of leases with fairly similar characteristics;

b) Leases whose maturity will occur within 12 months of the date of initial adoption of the standard, accounting will be as short-term leases (directly in the income statement);

c) The accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value; and

d) The use of past perception in determining the lease term, when the agreement contains options to extend or terminate the lease.

The adoption of the standard will result in the recognition of rights-of-use assets and lease liabilities in the estimated amount of R$1,112,615 on January 1, 2019. The greater impact produced by this standard is related to the recognition in the balance of the lease agreements of land used for the formation of eucalyptus forests, with deadlines of up to 3 cycles of forest formation, around 21 years. The amounts calculated as of December 31, 2018, which represent an increase in liabilities and in the right to use assets, are presented below:

Asset	Present value of liabilities (a)		Discount rate (b)
	(in thousands of R$)
Land	R$	990,928	5.78%
Property	R$	18,452	5.78%
Machine and Equipment	R$	103,235	5.13%
Total	R$	1,112,615

(a) Net tax liability

(b) To determine the discount rates, quotes were obtained from financial institutions for contracts with characteristics and average terms similar to the lease agreements.

IFRIC 23:  Uncertainty Over Income Tax Treatments

The standard clarifies the way of accounting for tax positions related to Income Tax and Social Contribution. This rule is applicable when there are uncertainties as to the acceptance of the treatment by the Fiscal Authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

IFRIC 23 does not introduce new disclosures, but reinforces the need to comply with existing disclosure requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) the potential impact of uncertainties that are not reflected in our audited consolidated financial statements. The standard became effective on January 1, 2019.

We have evaluated the changes introduced by this new standard and, based on the analysis carried out, we did not identify material changes that have an impact on our audited consolidated financial statements.

The transition method adopted by us is the retrospective transition model with modification, considering that the pronouncement became effective in our balance sheet as of January 1, 2019, and the comparative figures were not altered to reflect the accounting practice adopted by us.

There are no other IFRS or IFRIC interpretations that are not yet effective that we expect to have a material impact on our financial position and results of operations.

A.                                    Operating Results

Results of operations

The following table sets forth certain items derived from our statements of profit or loss for the years indicated:

	2018	2017	2016
	(in thousands of R$), except per share data

Net sales revenue	13,443,376	10,580,673	9,839,162
Cost of sales	(6,922,331)	(6,496,304)	(6,563,080)
Gross profit	6,521,045	4,084,369	3,276,082

Operating income (expenses)
Selling expenses	(598,726)	(423,325)	(416,310)
General and administrative expenses	(825,209)	(528,974)	(427,100)
Equity in earnings of associates	7,576	5,872	(7,127)
Other operating income (expenses), net	(96,875)	140,510	(1,150,561)
Operating profit before net financial income (expenses)	5,007,811	3,278,452	1,274,984

Net financial income (expenses)
Financial income	459,707	379,049	2,277,924
Financial expenses	(5,302,220)	(1,397,889)	(1,156,204)
Net income (loss) before taxes	165,298	2,259,612	2,396,704
Income taxes
Current	(586,568)	(202,187)	(188,817)
Deferred	741,084	(236,431)	(530,072)
Net income (loss) for the year	319,814	1,820,994	1,677,815
Income for the period attributable to controlling shareholders	319,693	—	—
Income for the period attributed to non-controlling shareholders	121	—	—
Basic earnings per share (1)
Common	0.29236	1.66804	1.53922

Diluted earnings per share (2)
Common	0.29199	1.66433	1.53430

(1) Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.

(2) Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares.

Year ended December 31, 2018 compared to year ended December 31, 2017

We present below a comparison for our results of operations in 2018 and 2017, separately including information on Suzano and Fibria.

Net sales revenue

Suzano’s net sales revenue increased 27.1%, or R$2,862.7 million, from R$10,580.7 million in the year ended December 31, 2017 to R$13,443.4 million in the corresponding period in 2018, mainly due to higher hardwood pulp list prices in U.S. dollars (FOEX average in Europe in 2018 was US$1,037 against US$819 in 2017), a weaker real and higher prices for paper sold in both the export and local markets.

Suzano’s net sales revenue from pulp increased 26.9%, or R$1,862.8 million, from R$6,920.5 million in the year ended December 31, 2017 to R$8,783.3 million in the corresponding period in 2018, due to an increase in pulp prices. Suzano’s net sales revenue from pulp represented 65.4% of total net sales revenue in the year ended December 31, 2017, compared to 65.3% in the corresponding period in 2018. Suzano’s net sales revenue from pulp exports increased 27.7%, or R$1,742.5 million in 2018, from R$6,296.2 million in the year ended December 31, 2017 to R$8,038.7 million in the corresponding period in 2018. Net revenues from pulp exports represented 85.6% of total net revenues from exports in the year ended in 2018 (47.7% from Asia, 35.0% from Europe, 16.7% from North America and 0.6% from South and Central America).

Suzano’s average international net sales price of pulp in 2018 increased 24%, or US$145/ton, from US$606/ton in the year ended December 31, 2017 to US$751/ton in the corresponding period in 2018. In the domestic market, Suzano’s average net pulp sales price increased 51%, or R$840/ton, from R$1,658/ton in the year ended in December 31, 2017 to R$2,498/ton in the corresponding period in 2018.

Suzano’s net sales revenue from paper increased 27.3%, or R$999.9 million, from R$3,660.2 million in the year ended December 31, 2017 to R$4,660.1 million in the corresponding period in 2018. Net sales revenue from paper represented 34.6% of total net sales in the year ended December 31, 2017, compared to 34.7% in the corresponding period in 2018. The increase in net sales revenue from paper in the year ended December 31, 2018 compared to the corresponding period in 2017 is largely due to a price increase. Net revenues from paper exports represented 14.4% of total net revenues from exports in the year ended December 31, 2018 (57.3% from South and Central America, 16.6% from Europe, 15.6% from North America and 10.5% from Asia and Africa). Suzano’s net sales revenue from paper in the domestic market increased 27.3%, or R$709.2 million, from R$2,597.8 million in the year ended December 31, 2017 to R$3,307.1 million in the corresponding period in 2018, impacted mainly by price increase.

The average international net paper sales price in 2018 increased 10.3%, or US$92/ton, from US$889/ton in the year ended December 31, 2017 to US$981/ton in the corresponding period in 2018. In the domestic market, the average net paper sales price increased 18.2%, or R$581/ton, from R$3,184/ton in the year ended in December 31, 2017 to R$3,765/ton in the corresponding period in 2018.

Fibria’s net sales revenue increased 55.6%, or R$6,525.3 million, from R$11,739.2 million in the year ended December 31, 2017 to R$18,264.5 million in the corresponding period in 2018, driven by a 25% increase in average prices in dollar, the 14% appreciation of the dollar against the real and a 9% increase in sales volume.

Cost of sales

Suzano’s total cost of sales increased 6.6%, or R$426.0 million, from R$6,496.3 million in the year ended December 31, 2017 to R$6,922.3 million in the corresponding period in 2018, primarily as a result of our consumer goods business, which began operations at the end of 2017, and an increase of the prices of our industrial supplies. The unit of cost of goods sold increased 14.7%, from R$1,347/ton in the twelve-month period ended December 31, 2017 to R$1,545/ton in the corresponding period in 2018.

Fibria’s total cost of sales increased 20.1%, or R$1,656.0 million, from R$8,248.4 million in the year ended December 31, 2017 to R$9,904.4 million in the corresponding period in 2018, mainly reflecting the higher volume of sales and increased logistics costs due to the higher sales volume to Asia, a 12% appreciation in the average price of the dollar against the real and higher sales volume of pulp produced at Horizonte 2. The last factor relates to the fact that the new production line is located further from the Brazilian coast compared to other plants (i.e., there is a higher average distance to ports).

Gross profit

Suzano’s gross profit increased 59.7%, or R$2,436.7 million, from R$4,084.4 million in the twelve-month period ended December 31, 2017 to R$6,521.0 million in the corresponding period in 2018, due to the factors mentioned above. Suzano’s gross margin for the year ended December 31, 2018 was 48.5% compared to 38.6% in the corresponding period in 2017. This increase is mainly due to higher list prices for hardwood pulp and a weaker real.

Fibria’s gross profit increased 139.5%, or R$4,869.3 million, from R$3,490.7 million in the year ended December 31, 2017 to R$8,360.0 million in the corresponding period in 2018, due to the factors mentioned above. Fibria’s gross margin for the twelve-month period ended December 31, 2018 was 45.8% compared to

29.7% in the corresponding period in 2017. This increase is mainly due to higher list prices in dollar for hardwood pulp, a weaker real and an increase in sales volume.

Selling, general and administrative expenses

Suzano’s, selling expenses increased 41.4%, or R$175.4 million, from R$423.3 million in the year ended December 31, 2017 to R$598.7 million in the corresponding period in 2018, mainly due to the beginning of operations of the consumer goods business at the end of 2017. Suzano’s general and administrative expenses increased 56.0%, or R$296.2 million, from R$529.0 million in the year ended December 31, 2017 to R$825.2 million in the corresponding period in 2018. The variation is due to expenses with the acquisition process of Fibria, higher personnel expenses and compensation plans based on net income, and an increase due to the consumer goods business.

Fibria’s selling expenses increased 48.5%, or R$265.6 million, from R$547.2 million in the year ended December 31, 2017 to R$812.8 million in the corresponding period in 2018. The increase is mainly explained by (i) the higher sales volume, due to the new production line Horizonte 2, and (ii) the sales mix, with a higher volume of pulp shipments from Horizonte 2, which has higher costs than the average of the other units. Administrative expenses increased 37.2%, or R$106.4 million, from R$285.7 million in the year ended December 31, 2017 to R$392.1 million in the corresponding period in 2018, primarily due to higher expenses with consulting services related to the transaction with Suzano and to payroll and payroll charges.

Other operating income (expenses), net

Suzano’s other operating income (expenses), net was a loss of R$96.9 million in the year ended December 31, 2018, compared to a net gain of R$140.5 million in the same period in 2017. The fluctuation is mainly due to fair value adjustment of the biological assets, which totaled R$129.2 million (no cash effect), provision for loss and write-off of property, plant and equipment and biological assets, which totaled R$18.1 million and amortization of intangible assets, which totaled R$9.9 million.

Fibria’s other operating expenses increased 27.9%, or R$94.7 million, from R$339.7 million in the year ended December 31, 2017 to R$434.4 million in the corresponding period in 2018. The variation is mainly explained by: (i) increased expenses with variable compensation, which were partially due to personnel departures and anticipated vesting of compensation 2018; and (ii) the increase in contingencies and asset write-offs, which were partially offset by the lower expense from the revaluation of biological assets.

Operating profit before net financial income (expenses)

Suzano’s operating profit before net financial income (expense) increased 52.7%, or R$1,729.3 million, from R$3,278.5 million in the year ended December 31, 2017 to R$5,007.8 million in the corresponding period in 2018, due to higher pulp list price, the weaker BRL and the higher paper prices in the domestic and export market. Suzano’s operating margin for the twelve-month period ended December 31, 2018 was 37.3% compared to 31.0% in the corresponding period in 2017.

Fibria’s operating profit before net financial income (expense) increased 190.0%, or R$4,403.3 million, from R$2,318.1 million in the year ended December 31, 2017 to R$6,721.4 million in the corresponding period in 2018, due to higher facts mentioned above, mainly because of the pulp list price, a weaker Brazilian reais and an increase in sales volume. Fibria’s operating margin for the twelve-month period ended December 31, 2018 was 36.8% compared to 19.7% in the corresponding period in 2017.

Net financial income (expenses)

Suzano’s net financial income (expenses) increased R$3,823.7 million, from a loss of R$1,018.8 million in the year ended December 31, 2017 to a loss of R$4,842.5 million in the corresponding period in 2018. This was largely due to (i) a loss recorded for monetary and exchange variation in the period amounting to R$1,066.7 million, and (ii) a loss generated by derivatives operations in the amount of R$2,735.2 million

Fibria’s net financial income (expense) increased R$2,123.2 million, from a loss of R$782.7 million in the year ended December 31, 2017 to a loss of R$2,905.9 million in the corresponding period in 2018. The variation was mainly due to the exchange variation impact on the dollar-denominated portion of Fibria’s debt (dollar appreciation of 17.1% against the real) and to the loss from the mark-to-market adjustment of derivatives in the year ended December 31, 2018, compared to a gain in the corresponding period in 2017.

Net income (loss) before taxes

Suzano’s net income (loss) before taxes decreased R$2,094.3 million, from a gain of R$2,259.6 million in the year ended December 31, 2017 to a gain of R$165.3 million in the same period in 2018.

Fibria’s net income (loss) before taxes increased R$2,280.1 million, from a gain of R$1,535.4 million in the year ended December 31, 2017 to a gain of R$3,815.5 million in the same period in 2018.

Income taxes

Suzano’s income taxes decreased R$593.1 million, from an expense of R$438.6 million in the year ended December 31, 2017, as compared to a tax gain of R$154.5 million during the corresponding period in 2018.

Fibria’s income taxes increased R$313.8 million, from an expense of R$442.1 million in the year ended December 31, 2017, as compared to an expense of R$755.9 million during the corresponding period in 2018.

Net income for the year

Suzano’s net income decreased R$1,501.2 million, from net income of R$1,821.0 million in the year ended December 31, 2017 to a net income of R$319.8 million during the corresponding period in 2018.

Fibria’s net income increased 179.8%, or R$1,966.3 million, from R$1,093.3 million net profit in the year ended December 31, 2017 to R$3,059.6 million in the corresponding period in 2018 recorded. Fibria’s dividend payments increased R$2,650.8 million, from R$394.8 million net profit in the year ended December 31, 2017 to R$3,045.6 million in the corresponding period in 2018. Of the total amount of dividend payments in the year ended December 31, 2018 R$262.3 million correspond to minimum mandatory dividends and R$2,783.3 million to extraordinary dividends. The latter reflects Fibria’s strong cash generation in the year ended December 31, 2018.

Year ended December 31, 2017 compared to year ended December 31, 2016

Net sales revenue

Suzano’s net sales revenue increased 7.5%, or R$741.5 million, from R$9,839.2 million in the year ended December 31, 2016 to R$10,580.7 million in the corresponding period in 2017, mainly due to an increase in the list price of hardwood pulp (average FOEX in Europe in 2017 was US$819 compared to US$696 in 2016) and an increase in volume sold (4.8 million tons in 2017 compared to 4.7 million tons in 2016). These gains were partially offset by an 8.5% appreciation of the real in 2017 and an 8.5% reduction in prices of paper exported.

Suzano’s net revenue from sales in the domestic market decreased 1.7% or R$54.1 million, from R$3,276.2 million in December 31, 2016 to R$3,222.2 million in 2017, impacted mainly by the macroeconomic scenario in Brazil, while net revenue from exports increased 12.1% or R$795.6 million, from R$6,562.9 million in December 31, 2016 to R$7,358.5 million in 2017, reflecting a decline in international prices of paper. Suzano’s net sales from pulp increased 12.6%, or R$776.4 million, from R$6,144.1 million in the year ended December 31, 2016 to R$6,920.5 million in 2017, due to the increase in international pulp prices, partially offset by the real appreciation. Suzano’s net sales revenue from pulp represented 62.4% of total net sales in the year ended December 31, 2016, compared to 65.4% in the corresponding period in 2017.

Suzano’s net revenue from pulp exports increased 15.7%, or R$855.9 million in 2017, from R$5,440.3 million in the year ended December 31, 2016 to R$6,296.2 million in 2017. Pulp exports represented 91.0% of total net revenues (pulp) in 2017 (43.0% from Asia, 32.7% from Europe, 14.0% from North America and 1.3% from South and Central America.) The average net pulp sales price in 2017 increased 19.9%, or US$99/ton, from US$499/ton in the year ended December 31, 2016 to US$598/ton in 2017. In the Brazilian domestic market, the average net pulp sales price increased 9.7%, or R$168/ton, from R$1,740/ton in the year ended December 31, 2016 to R$1,908/ton in 2017.

Suzano’s net sales revenue from paper decreased 0.9%, or R$34.8 million, from R$3,695.0 million in the year ended December 31, 2016 to R$3,660.2 million in 2017 due to the lower sales volume and the effects of exchange variation on exports. Exports represented 29.0% of total net sales revenues for paper in 2017, 16.6% of Suzano’s total net revenues from sales of paper came from South and Central America, excluding Brazil, 7.0% from North America, and 5.4% from Asia, Europe and Africa, while 71.0% came from Brazilian domestic sales.

The average international net paper sales price in 2017 was stable in relation to 2016, from US$889/ton in the year ended December 31, 2016 to US$889/ton in 2017. In the Brazilian domestic market, the average net pulp sales price increased 1.4%, or R$44/ton, from R$3,140/ton in the year ended December 31, 2016 to R$3,184/ton in 2017.

Cost of sales

Suzano’s cost of sales decreased 1.0%, or R$66.8 million, from R$6,563.1 million in the year ended December 31, 2016 to R$6,496.3 million in the corresponding period in 2017. The unit of cost of goods sold decreased 3.3%, from R$1,391/ton on December 31, 2016 to R$1,345/ton in 2017 due to (i) an increase on sales of electric energy and (ii) an increase of the nominal rate in 2017 of the Regime Especial de Reintegração de Valores Tributários para as Empresas Exportadoras — Reintegra benefit (a special tax credit benefit for exporting companies allowing for tax credit relating to a percentage of revenues originated from exports impacting cost of our goods sold).

Gross profit

Suzano’s gross profit increased 24.7%, or R$808.3 million, from R$3,276.1 million in the year ended December 31, 2016 to R$4,084.4 million in the corresponding period in 2017, due to the factors mentioned above. Our gross margin for the year ended December 31, 2017 was 38.6% compared to 33.3% in the corresponding period in 2016. This increase is mainly due to higher list prices for hardwood pulp, which was partially offset by the stronger real. For the paper segment (32.9% in 2016 to 30.1% in 2017), this margin reduction is mainly due to higher cost of production and the real appreciation.

Selling, general and administrative expenses

Suzano’s selling expenses increased 1.7%, or R$7.0 million, from R$416.3 million in the year ended December 31, 2016 to R$423.3 million in 2017. The main variation is due to an increase in logistic costs in the amount of R$22.0 million. Selling expenses as a ratio of net revenue remained stable at 4.0%. Suzano’s general and administrative expenses increased 23.9%, or R$101.9 million, from R$427.1 million in the year ended December 31, 2016 to R$529.0 million in 2017. The variation is due to the increase in variable compensation. Administrative expenses as a ratio of net revenue increased 0.6%, from 4.4% in the year ended December 31, 2016 to 5.0% in 2017.

Other operating income (expenses), net

Suzano’s other operating income (expenses), net was a gain of R$140.5 million in the year ended December 31, 2017, compared to a loss of R$1,150.6 million in 2016 affected primarily by the adjustment to fair value of biological assets, which amounted to R$192.5 million (non cash). The adjustment is mainly related to the higher gross wood price in the states of Maranhão and Pará, which was partially offset by a reduction in forest productivity, as well as by other operating and economic factors, such as changes in planted area, inflation, discount rate, future costs with forest formation, among others.

Net financial income (expenses)

Suzano’s net financial income (expenses) decreased to a loss of R$1,018.8 million in the year ended December 31, 2017, from a gain of R$1,121.7 million in the same period in 2016. This decrease was largely due to the effects of exchange rate and monetary variations and the results with derivatives.

Monetary and exchange rate variations generated a negative impact of R$179.4 million in the year ended December 31, 2017, compared to a gain of R$1,367.3 million in 2016. Contributing to this result was the effect from exchange variation on balance sheet exposure between the opening and closing balances of the year, with an accounting effect on the mark to market adjustment of the portion of debt in foreign currency, though with cash effects limited only to debt maturities or amortizations. Derivative transactions recorded a gain of R$73.3 million in 2017, compared to a gain of R$528.8 million in 2016.

Suzano’s financial expenses increased 20.9% or R$241.7 million, from R$1,156.2 million in December 31, 2016 to R$1,397.9 million in 2017. Excluding non-recurring effects from debt pre-payments, our financial expenses would have been R$1,054.6 million, a decrease of 3.3% comparing to the 2016 recorded net financial expenses, as a result of our lower leverage ratio and the effect of liability management operations, which reduced the cost of our outstanding debt.

Net income before taxes

Suzano’s net income before taxes decreased R$137.1 million, from a gain of R$2,396.7 million in the year ended December 31, 2016 to a gain of R$2,259.6 million in the same period in 2017.

Income taxes

Suzano’s income taxes decreased 39.0% or R$280.3 million, from an expense of R$718.9 million in the year ended December 31, 2016, as compared to an expense of R$438.6 million in 2017. This resulted mainly from the adoption starting on January 1, 2017 of new methodology for the recognition of exchange variation for tax purposes.

Net income for the year

Suzano’s net income increased 8.5%, or R$143.2 million, from a net income of R$1,677.8, million in the year ended December 31, 2016 to net income of R$1,821.0 million in 2017

B.                                    Liquidity and Capital Resources

Sources and Uses of Funds

Suzano’s cash flow from operating, investing and financing activities is affected by various factors. The key factors that affect Suzano’s cash flow from operations are (i) the volume of product sold and the market price of pulp, (ii) the exchange rate between reais and U.S. dollars and (iii) the cost of Suzano’s raw materials. Investing activities are mainly affected by (i) Suzano’s capital expenditure program and (ii) Suzano’s decision to divest some of Suzano’s long-lived assets. Finally, Suzano’s cash flow from financing activities is directly related to the level of new debt Suzano has incurred and on the repayment of existing debt.

Suzano’s primary sources of liquidity have historically been cash flows from operating and financing activities and short-term and long-term borrowings. Suzano’s material cash requirements has historically included the following:

•                                          working capital;

•                                          debt service; and

•                                          capital expenditures.

Long-term borrowings have generally been used to finance Suzano’s major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which Suzano, or one of its wholly owned subsidiary, borrow funds by offering the guarantee of export contracts, issuance of Agribusiness Receivables Certificates (“CRA”), or capital expenditures acquisition financing programs offered by BNDES, a related party. The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of Suzano’s liquidity position. Suzano also relies on bonds or notes issued in the international markets either by wholly-owned subsidiaries, mainly domiciled in other countries.

As of December 31, 2018 and 2017, Suzano’s cash and cash equivalents and Suzano’s financial investments were R$25,486.0 million and R$2,708.3 million, respectively. Of Suzano’s cash and cash equivalents and financial investments held as of December 31, 2018, 95.5% was denominated in reais invested in both public and private financial investments. The remaining 4.5% of Suzano’s cash, cash equivalents and financial investments was denominated in U.S. dollars.

The fair value of derivative financial instruments represented a net asset balance of R$1,142.8 million as of December 31, 2018.

As of December 31, 2018, Suzano’s balance sheet presented a positive working capital balance (Suzano’s current assets less current liabilities) of R$24,740.2 million compared to R$3,081.0 million on December 31, 2017. Suzano’s current assets as of December 31, 2018 were equivalent to 5.1 times Suzano’s current liabilities.

Suzano believes that Suzano will be able to access either capital or banking markets, if necessary.

Operating Activities

Suzano

Suzano’s net cash provided by operating activities totaled R$5,170.9 million in the year ended December 31, 2018, compared to net cash provided in operating activities of R$3,067.9 million in the year ended December 31, 2017. This increase of R$2,103.0 million was primarily due to: (i) an increase of the positive impact of the exchange rate and monetary variations in the year ended December 31, 2018 of R$1,443.9 million, (ii) an increase on the positive impact in derivatives in the amount of R$2,808.5 million, (iii) a decrease in deferred taxes of R$977.5 million, (iv) a decrease in inventories of R$712.8 million and (v) a decrease in tax payable and income taxes paid in the amount of R$502.6 million.

Suzano’s net cash provided by operating activities totaled R$3,067.9 million during the year ended December 31, 2017, compared to net cash provided by operating activities of R$3,075.5 million during the year ended December 31, 2016.

Fibria

Fibria’s net cash flow provided by operating activities was R$6,873.7 million in 2018 compared to R$4,105.8 million in 2017, an increase of 67.4%. In 2018 Fibria presented an income of R$3,815.5 million before income taxes, compared to an income of R$1,535.4 million in 2017. Net cash flow provided by operating activities was impacted mainly by an increase of 56% in the net revenue in the year, mainly because of the 25% rise in the net dollar pulp price and 9% increase in sales volume and an appreciation of 14% in the average exchange rate between 2017 and 2018.

Investing Activities

Suzano

Suzano’s investing activities used net cash of R$21,962.7 million during the year ended December 31, 2018. During the year ended December 31, 2018 investing activities for which Suzano used cash primarily consisted of (i) R$19,340.0 million used in financial investments, net, (ii) R$1,251.5 million in acquisitions of property, plant, equipment, (iii) R$1,165.0 million in acquisitions of biological assets (iv) R$294.5 million in acquisition of subsidiaries.

Suzano’s investing activities used net cash of R$1,008.3 million during the year ended December 31, 2017. During the year ended December 31, 2017 investing activities for which we used cash primarily consisted of (i) R$867.9 million in acquisitions of property, plant, equipment and intangible and (ii) R$912.4 million in acquisitions of biological assets formation and acquisition of forests, which was partially offset by the receipt of R$687.3 million from financial investments and R$84.7 million from proceeds from sales of assets.

Suzano’s investing activities used net cash of R$3,342.5 million during the year ended December 31, 2016. During the year ended December 31, 2016, investing activities used cash primarily related to acquisitions of fixed assets, intangible assets and biological assets, consisting of (i) R$335.8 million for expansion projects, mainly modernization projects to increase structural competitiveness and adjacent businesses, such as the production of tissue and lignin and the debottlenecking projects, (ii) R$1,158.1 million in the acquisition for the expansion and maintenance of forest and industrial assets, (iii) R$830.4 million concerning the acquisition of forest assets and rural properties of Siderúrgica Vale do Pindaré and Cosima Siderurgica do Maranhão LTDA., and (iv) R$1,053.4 million on short term financial applications, which include funds of investments and bank deposit certificates, being offset by the receipt of asset sold of R$35.2 million.

Fibria

Fibria’s investing activities used net cash of R$5,813.5 million during the year ended December 31, 2018. During the year ended December 31, 2018 investing activities for which Fibria used cash primarily consisted of (i) investments of R$3,916.0 million in property, plant, equipment, intangible assets and forest and advance for wood acquisition from forestry; (ii) R$1,674.9 million in marketable securities; (iii) R$216.4 million of derivative settlements.

Financing Activities

Suzano

Suzano’s financing activities provided net cash of R$20,035.0 million during the year ended December 31, 2018. During the year ended December 31, 2018, our principal sources of financing were (i) R$25,645.8 million in loans and financing and debentures, which mainly consisted of R$11,745.2 million in export pre-payment transactions (EPP), R$4,681.1 million in debentures (local bonds) issued in Brazil, R$1,281.6 million in NCE (Export Credit Notes), R$275.0 million in CPR (Rural Finance Notes), R$5,812.2 million in Senior Notes (bond), R$1,667.5 million in (“ACC”) Advance of Exchange Contract, R$2.9 million from BNDES FINEM, R$165.9 million from Receivables Investment Fund (“FIDC”) and R$14.4 million in other loan and financing, and (ii) sale of treasury shares to meet stock-based compensation plan in the amount of R$8.5 million. During the year ended December 31, 2018, our principal uses of financing included (i) repayment of R$3,738.6 million of our indebtedness, (ii) payment of R$1,586.4 million in derivative results of hedging transactions and (iii) payment of R$210.2 million in dividends.

During the year ended December 31, 2017, Suzano’s principal sources of financing were (i) treasury shares used to finance the compensation plan in shares in the amount of R$8.5 million; (ii) R$39.7 million net results of derivatives; and (iii) R$2,562.0 million new financing, especially R$2,315.6 million of Senior Notes (bonds) and R$109.6 million in FIDC. Suzano’s financing activities used net cash of R$2,612.1 million during the year ended December 31, 2017. During the year ended December 31, 2017, our principal uses of financing included (i) repayment of R$4,533.7 million of our indebtedness, (ii) repayment of R$117.9 million of liabilities for assets acquisitions, (iii) program of repurchase of shares in an amount of R$0.1 million, and (iv) payment of R$570.6 million in dividends.

During year ended December 31, 2016, our principal sources of financing were (i) treasury shares used to finance the compensation plan using R$8.5 million in shares; (ii) R$5,665.6 million in financing loans, which mainly consisted of R$1,056.6 million in advances on currency exchange contracts (Adiantamento sobre Contratos de Câmbio — ACC), R$116.2 million from our “BNDES Finem” credit line, R$2,500.0 million in NCE, R$1,629.6 million in senior notes, and (iii) receiving of R$117.3 million for the net results of hedging transactions. Suzano’s financing activities provided net cash of R$566.1 million during the year ended December 31, 2016. During the year ended December 31, 2016, our principal uses of financing included (i) repayment of R$4,853.0 million of our indebtedness, (ii) repayment of R$72.4 million of liabilities for assets acquisitions and (iii) payment of R$299.9 million in dividends.

Fibria

Fibria’s net cash provided by financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, resulted in a decrease of cash of R$3,609.4 million in 2018, compared to an increase of cash of R$2,368.8 million in 2017.

In the year ended December 31, 2018, Fibria raised R$1,343.8 million, mainly attributable to (i) export prepayment contract, in the total amount of R$540.2 million and (iii) contracts signed with BNDES of which R$803.6 million was disbursed in 2018. A portion of these funds were used to pay a total amount of R$1,921.9 million of Fibria’s principal amount of indebtedness.

Furthermore, Fibria had access to a committed revolving credit facility to support any cash needs that could eventually arise.

Capital Expenditures

Suzano

Suzano’s capital expenditures (capital expenditures incurred) totaled R$2,795.7 million in the year ended December 31, 2018, R$1,755.1 million in the in the year ended December 31, 2017 and R$2,636.7 million in the year ended December 31, 2016. In the year ended December 31, 2018, the amount of R$1,269.1 million was allocated to industrial and forestry maintenance. Investments in projects related to structural competitiveness and adjacent businesses projects amounted to R$1,253.8 million and were allocated mainly to the Facepa acquisition, land purchase of Duratex, tissue projects in the states of Maranhão and Bahia and lignin project. Other investments amounted to R$272.9 million, which included projects such as: installation of a dd-washer in the plant of Imperatriz, folio size in Limeira and acquisition of PCH in Mucuri, in the state of Bahia.

The balance of our capital expenditures for 2019, amounting to R$2,400 million, encompasses remaining investments in projects previously disclosed to the market, such as (i) acquisitions of lands and forests of Duratex S.A., (ii) investment in port logistics assets, and (iii) potential new investments in lands and forests that may increase our future competitiveness and maintain options for the future growth of our business.

Fibria

In the year ended December 31, 2018, Fibria’s capital expenditures decreased by 16.2% to R$3,916.0 million, as compared to R$4,672.7 million in 2017. The decrease was primarily due to the lower capital expenditures related to the Horizonte 2 project, partially offset by higher investments in forestry renewal, as a result of the start-up of the line 2 in Três Lagoas unit, and an increase in investments in logistic pulp projects.

In the year ended December 31, 2018, Fibria allocated the amount of R$322.8 million to industrial and forestry expansion, of which R$322.5 million was allocated in industrial expansion, and the amount of R$2,667.1 million in maintenance, of which R$2,034.4 million was allocated in forestry renewal.

Indebtedness

Suzano

As of December 31, 2018, Suzano’s total consolidated outstanding indebtedness (which includes current and non-current loans and financing and current and non-current debentures) was R$35,737.5 million, of which R$3,426.7 million represented current indebtedness of which R$1.3 million refers to current indebtedness related to debentures and R$32,310.8 million represented non-current indebtedness, of which R$27,648.7 million refers to non-current loans and financing, and R$4,662.2 million refers to non-current debentures which were secured against assets. Below is a description of Suzano’s consolidated financings and loans:

			Interest	December 31,
	Index		Rate*	2018	2018	2017
				(in millions of US$)(1)	(in millions of R$)	(in millions of R$)
Property, plant and equipment:
BNDES — Finem	Fixed rate /TJLP	(a) (b)	7.18%	86.0	333.3	339.8
BNDES — Finem	Currency basket/US$	(b)	7.13%	41.7	161.5	165.1
BNDES — Finame	Fixed rate/TJLP	(a)	5.08%	0.8	3.0	4.7
FNE — BNB	Fixed rate	(b)	6.46%	56.0	217.0	244.5
FINEP	Fixed rate	(b)	4.00%	3.3	12.9	20.6
Financial leasing	CDI/US$		—	4.7	18.2	19.7
Export Credit Agency - ECA	US$/LIBOR	(b) (c)	4.13%	205.7	797.1	864.8
Working capital:
Export financing	US$/LIBOR		4.27%	560.4	2,171.4	844.4
Export credit notes	CDI		6.69%	980.5	3,799.3	2,907.2
Senior Notes	US$/Fixed rate	(d)	6.28%	2,943.6	11,406.0	4,730.8
Trade notes discount-Vendor			—			33.3
Syndicated Loan	US$/LIBOR	(e)	3.95%	3,051.8	11,825.1	1,986.7
Fund of Investments in Receivables		(h)		5.7	22.1	24.7
Rural producer certificate	CDI	(g)	7.43%	72.2	279.8	—
Other				7.1	27.4	5.6

Current Portion (includes interest payments)				884.0	3,425.4	2,115.1

Non-Current Portion				7,135.5	27,648.7	10,076.8

*                 Average Annual Interest Rate as of December 31, 2018

Notes:

(1)         For convenience purposes only, amounts in reais for the year ended December 31,2018 have been translated to U.S. dollars using a rate of R$3.8748 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2018 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of April 24, 2019 the exchange rate for reais into U.S. dollars was R$3.9630 per US$1.00, based on the selling rate as reported by the Central Bank of Brazil.

(a)         Transactions subject to TJLP published by the Central Bank of Brazil. If the index rate exceeds 6% p.a., the excess portion is included within the principal and subject to interest.

(b)         Loans and financing are secured, depending on the agreement, by (i) plant mortgages; (ii) rural properties; (iii) fiduciary sale of the asset being financed; (iv) guarantee from shareholders, and (v) bank guarantee.

(c)          In order to fund the import of equipment for the pulp production in the unit located in Maranhão, Suzano obtained financing in the amount of approximately US$535.0 million, with terms of up to 9.5 years, guaranteed by the export credit agencies Finnvera and EKN. These agreements establish covenants related to the maintenance of certain leverage levels, which are verified for compliance twice a year (June and December). As of the date hereof, Suzano met all covenants established in the agreements.

(d)         In the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of US$456.0 million and, through Suzano Austria GmbH, reopened the issues of Senior Notes in the amount of: i) US$200.0 million, maturing on July 14, 2026, with interest corresponding to 4.62% p.a., to be paid semiannually, in January and July; and ii) US$200.0 million, maturing on March 16, 2047, with interest corresponding to 6.30% p.a., to be paid semiannually, in March and September. Additionally, in March 2017, Suzano Austria GmbH, issued US$300.0 million in Senior Notes due on March 16, 2047, with semiannual interest payments of 7.00% p.a. and final return for investors of 7.38% p.a., and in September 2018, Suzano Austria GmbH issued Senior Notes in the amount of US$1.0 billion, with interest of 6.000% p.a. and maturing in 2029. See note 1.1 a) i) in Suzano’s audited consolidated financial statements as of December 31, 2018.

(e)          In February 2018, Suzano, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$750.0 million, with payment of quarterly interest and amortization of the principal between February 2021 and February 2023. See note 1.1 a) vii) to Suzano’s audited consolidated financial statements as of December 31, 2018.

(f)           In the third quarter of 2018, two NCEs were contracted, in the amount of R$1.3 billion, indexed to CDI and maturing in 2026.

(g)          In the third quarter of 2018, a Rural Financial Producer Certificate was contracted, in the amount of R$275.0 million, indexed to CDI and maturing in 2026.

(h)         See note 7.1(a) in Suzano’s audited consolidated financial statements as of December 31, 2018.

Certain financing agreements have financial and non-financial covenants. Financial covenants establish some maximum levels of leverage, normally expressed as a ratio of Net Debt to Ebitda, which are met by Suzano on the date of Suzano’s audited consolidated financial statements. Non-financial covenants establish the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also compliant.

Fibria

Below is a description of Fibria’s consolidated financings and loans as of December 31, 2018:

			December 31,
In foreign currency	Index	Interest Rate (c)	2018	2018	2017
			(in millions of U.S.$)(1)	(in millions of R$)	(in millions of R$)
BNDES - Basket of currencies	UMBNDES	6.4	18.3	70.9	498.5
Bonds (a)	U.S.$/Fixed rate	4.9	1,903.1	7,374.2	6,571.5
Finnvera	U.S.$/LIBOR	3.6	349.1	1,352.7	1,321.7
Export credits (prepayment)	U.S.$/LIBOR	3.7	868.0	3,363.2	2,303.9
			3,138.5	12,161.0	10,695.6
In Reais
BNDES	TJLP	9.3	499.5	1,935.3	1,940.5
BNDES	Fixed	6.2	11.8	45.9	80.9
BNDES	SELIC	7.7	207.4	803.5	526.0
FINAME	TJLP/Fixed		—	—	0.2
BNB	Fixed		—	—	142.4
CRA (b)	CDI/IPCA	8.7	1,294.6	5,016.4	4,942.7
NCE	CDI	6.6	22.8	88.3	398.9
FCO, FDCO and FINEP	Fixed	8.0	159.1	616.3	570.9
Others (Revolving costs)			0.1	0.4	0.4
			—
			2,195.2	8,506.1	8,602.9

Interest			103.7	402.0	381.6
Long-term borrowing			5,230.0	20,265.1	18,916.9
			5,333.7	20,667.1	19,298.5

Notes:

(1)         For convenience purposes only, amounts in reais for the year ended December 31,2018 have been translated to U.S. dollars using a rate of R$3.8748 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2018 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of April 24, 2019 the exchange rate for reais into U.S. dollars was R$3.9630 per US$1.00, based on the selling rate as reported by the Central Bank of Brazil.

(a)         Includes US$1,903.1 million (equivalent to R$7,374.2 million at December 31, 2018), regarding Fibria 2024, Fibria 2025 and Fibria 2027 notes issued by Fibria Overseas Finance Ltd., fully and unconditionally guaranteed by Fibria.

(b)         Fibria reclassified from non-current to current liabilities two of the nine series of CRAs, with original maturities in 2021 and 2023, due to the settlement made on January 3, 2018, as mentioned in note 38 to Fibria’s audited consolidated statements at December 31, 2018.

(c)          The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment.

Debt

Export Financing and Credits

Suzano

Syndicated Loan, Export Financing. In February 2018, Suzano, through its subsidiary Suzano Pulp and Paper Europe SA, signed a five-year export prepayment agreement in the amount of US$750.0 million, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR conditioned on Suzano current risk rating. A portion of these funds was used to amortize US$600.0 million of Export Prepayment (EPP) in connection with Suzano’s liability management strategy.

In February 2018, Suzano settled in advance US$600.0 million of export prepayment agreements signed by its subsidiary Suzano Pulp and Paper Europe S.A.

On December 31, 2018, Suzano had an outstanding balance under the EPP agreement signed in 2011 of US$81.8 million (equivalent to R$317.0 million), with semiannual interest at LIBOR plus 3.55% p.a., maturing in ten years and with semiannual amortizations starting from the ninth installment.

Export Credit Agency (ECA). In May 2013, Suzano raised funds through two import financing operations (ECA — Export Credit Agency) for equipment to be installed at the pulp production unit in Maranhão. The total contracted amount is equivalent to US$535.0 million, with maturity of up to 9.5 years and interest at the LIBOR rate plus 1.36% p.a. These agreements have clauses establishing the maintenance of certain leverage levels, which are verified and whose compliance is confirmed after 60 and 120 days from the end of June and December of each fiscal year, respectively. With regard to the results of June 2017, Suzano met all the established levels. The next calculation will be based on the results of December 2017.  As of December 31, 2018 the principal outstanding balance was US$208.4 million (R$807.7 million). Loans from ECAs are guaranteed by the equipment financed by the institution.

Export Credit Notes (NCE). In August 2018, Suzano obtained funds from Banco Safra S.A. in the aggregate amount of R$786.0 million, with R$511.0 million in the form of NCE and R$275.0 million in the form of CPR, all maturing in August 2026, with an interest rate of 1.03% p.a. plus CDI, to be paid semi-annually. The net proceeds of the NCE will be used to finance Suzano’s exports and the net proceeds of the CPR will be used to finance Suzano’s production costs. Suzano has also contracted a cross currency interest rate swap to set the interest cost in US dollars.

In July 2018, Suzano obtained financing through the issuance of an NCE, in the amount of R$770.6 million, maturing 8 years from the issue date and with an interest rate of CDI plus 0.99% p.a., paid semiannually. This agreement is linked to a swap agreement to convert reais into U.S. dollars at R$3.8530/US$1.00, and exchange the variable rate for a fixed rate of 5.7050% p.a. plus exchange variation. As of December 31, 2018, the principal outstanding balance was R$770.6 million.

In 2016, Suzano carried out four public distributions of Agribusiness Credit Receivables Certificates, guaranteed by the NCE issued thereby. The first distribution occurred in April 2016, in the amount of R$600.0 million, with maturity of principal in 2020, semiannual interest payments and interest rate of 98% of the CDI. The second and third distributions in June 2016 were conducted in the total amount of R$300.0 million, as follows: R$200.0 million with maturity of principal in 2018 and R$100.0 million with maturity in 2019, and annual payments of semiannual interest at 97% of the CDI and 97.5% of the CDI, respectively. The fourth distribution occurred in November 2016, in the amount of R$1,000.0 million, with maturity of principal in 2020, semiannual interest payments and interest rate of 96% of the CDI.

In June 2015, Suzano concluded the public distribution of 675,000 Agribusiness Receivables Certificates (CRA) totaling R$675.0 million, with interest rate of 101% of the CDI, semiannual interest payments and maturity of principal in June 2019.

In June 2015, Suzano signed an NCE agreement in the amount of R$331.0 million, with maturity in 2018 and interest rate of 118.90% of the CDI. This agreement is linked to a swap agreement to convert reais into U.S. dollars and exchange the variable rate for a variable rate plus spread, with the final cost being six-month LIBOR plus 3.90% p.a. plus foreign exchange currency. On December 5, 2018, Suzano paid the full outstanding amount of the NCE agreement.

In March 2012, Suzano contracted an NCE facility in the aggregate amount of R$274.8 million, with maturity in 2020, interest equivalent to 114% of the CDI to be paid semiannually and amortization of principal in five annual payments from 2016. On December 31, 2018, the outstanding principal balance was R$109.9 million.

Fibria

Prepayments, ACE and ACC. In January 2018, Fibria, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$170.0 million (equivalent to R$547.7 million), with quarterly interest payments of 1.15% p,a, plus quarterly LIBOR, depending on Fibria’s risk rating, with a five-year term.

Finnvera (Finnish Development Agency). In May 2016, Fibria, through its Fibria-MS (subsidiary that merged into Fibria), entered into a loan agreement to finance imported equipment for the Horizonte 2 Project. The total amount raised was Dollar equivalent to €384.0 million with the financial institutions BNP Paribas, Finnish Export Credit, HSBC Bank and Nordea, totally guaranteed by Finnvera (Export Credit Agency). In December 2016, Fibria voluntarily canceled €4.6 million and the remaining balance not released of U.S. Dollar equivalent to € 0.5 thousand, will be released according to the payments for the suppliers of the project. In December 2017, US$424.2 million has been disbursed, maturing in December 2025 and with interest rates of semi-annual LIBOR plus 1.03% p.a. and semi-annual LIBOR plus 1.08% p.a.. As of December 31, 2018, the principal outstanding balance was US$371.3 million (equivalent to R$1,438.7 million).

Revolving Credit Facilities. Fibria has one revolving credit facilities totaling R$1,000.0 million, available in local currency until 2021 at 100% of the CDI rate plus 2.5% p.a. when used (0.40% p.a. when on stand-by). This fund, despite not being used, helps to improve Fibria’s liquidity. Given the current cash position (including cash and cash equivalent, marketable securities and derivative financial instruments) of R$6,547.3 million, this line creates an immediate liquidity position of R$7,547.3 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed on December 31, 2018 at 2.5x.

Local Fixed and Floating-Interest Notes

Suzano

In August 2012, Suzano signed a financing agreement with Financiadora de Estudos e Projetos (FINEP), in the total amount of R$43.0 million at 4.00% p.a., monthly interest rate during the grace period, until July 2014 and principal and monthly interest beginning in August 2014 and final maturity in August 2020.

In October 2014, Suzano signed an industrial financing agreement with Banco do Nordeste (BNB), in the total amount of R$200.0 million at a fixed interest rate of 4.71% p.a. (with the bonus for prompt payments of 15%, the rate is 4.00% p.a.), quarterly interest payments during the grace period, until October 2016 and principal and monthly interest starting in November 2016 and final maturity in October 2024.

In October 2016, Suzano signed an industrial financing agreement with Banco do Nordeste (BNB), in the total amount of R$346.0 million at a fixed interest rate of 10.00% p.a. (with the bonus for prompt payments of 15%, the rate is 8.50% p.a.), quarterly interest payment during the grace period, until December 2019 and the principal and monthly interest starting in January 2020 and final maturity in December 2026. As of December 31, 2018, the amount of R$72.0 million was disbursed and the balance of the agreement may be disbursed until the end of 2019.

Fibria

Fixed-Interest Notes. In December 2016, Fibria entered into a forestry loan with Banco do Nordeste, in the total amount of R$150.4 million, with an interest rate of 12.95% p.a. (with a discount of 15% in case of compliance with contract obligations), payments of principal and interest on the maturity date in December 2023. Up to December 2017, the amount of R$130.7 million was raised. On March 28, 2018, Fibria prepaid the amount of R$146.7 million.

Middle West Development Fund (FDCO). In September 2016, Fibria, through its Fibria-MS (subsidiary that had merged into Fibria), raised R$423.6 million out of the total commitment of R$831.5 million from Banco do Brasil for the Fund for the Financing of the Brazilian Midwest, with an interest rate of 8.0% p.a., monthly payments of principal and interest beginning in June 2019 and final maturity in December 2027. In January 2017, the amount of R$98.5 million was raised. The remaining balance of the commitment might be disbursed by the end of 2019.

Floating-Interest Notes. In September 2017, Fibria concluded the public distribution of 941 thousand Agribusiness Credit Receivable Certificates issued by RB Capital Companhia de Securitização in the total amount of R$941.3 million, in two tranches, being the first in the amount of R$757.1 million, with final maturity for the principal in 2022, payments of interest semi-annually and an interest rate of 97% of CDI and the second in the amount of R$184.2 million, with final maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 4.5055% p.a. The funds were received by Fibria on September 22, 2017.

In 2016, Fibria concluded four public distributions of Agribusiness Credit Receivable Certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., backed in export credit notes issued by Fibria.

In the first distribution, the total amount disbursed was R$1,350.0 million, in two tranches. The first tranche was R$880.2 million, with maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI and the second tranche was R$469.8 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by Fibria on June 23, 2016.

In the second distribution, the total amount disbursed was R$374.0 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by Fibria on August 15, 2016.

In the third distribution, the total amount disbursed was R$326.0 million, with maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI. The funds were received by Fibria on August 31, 2016.

In the fourth distribution the total amount of R$1,250.0 million was disbursed in two tranches. The first tranche was R$755.6 million, with maturity for the principal in 2022, payments of interest semi-annually and an interest rate of 99% of CDI and the second tranche was R$494.4 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 6.1346% p.a. The funds were received by Fibria on December 29, 2016.

In October 2015, Fibria concluded the public distribution of 675 thousand Agribusiness Credit Receivable Certificates to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in the total amount of R$675.0 million, with an interest rate of 99% of CDI, payments of interest semi-annually and final maturity for the principal in October 2021. The funding is being used for the purchase of goods and hiring of services in connection with Horizonte 2 Project. The Agribusiness Credit Receivable Certificates are backed by agribusiness credit rights assigned by Itaú Unibanco S.A., from the Export Credit Note to be issued by Fibria-MS (subsidiary that had merged into Fibria), guaranteed by Fibria. The funds were received by Fibria on October 23, 2015.

In June 2013, Fibria entered into a contract with Banco do Brasil an Export Credit Note (NCE), in the total amount of R$497.7 million, with maturity in 2018 and interest rate of 105.85% of CDI. This contract is also linked to a swap contract in order to exchange the currency from reais to dollars and change the variable rate to fixed rate, being the final cost 4.19% p.a. plus foreign exchange currency. In 2018, the amount paid by Fibria totaled R$279.6 million.

In September 2012, Fibria entered into an Export Credit Note (NCE) and a related interest swap agreement, for an aggregate principal amount of R$172.9 million with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017. This contract is also linked to a cross-currency interest rate swap contract in order to exchange Reais to U.S. Dollars and change of the variable rate to fixed rate, being the final cost 4.90% p.a. plus foreign exchange currency. As of December 31, 2018, the principal outstanding balance was R$86.4 million.

International Fixed-Interest Notes (Senior Notes)

Suzano

Suzano 2021 Note. In September 2010, through its subsidiary Suzano Trading Ltd., Suzano raised US$650.0 million in the international capital markets, with ten-year maturity, at the interest rate of 5.875% p.a. As of December 31, 2018, the principal outstanding balance was US$189.0 million (R$732.3 million).

Green Bond Suzano 2026 (“Green Bond”). In July 2016, through its subsidiary Suzano Austria GmbH, Suzano concluded the issue of Green Bond Suzano 2026 in the international market, with maturity in 2026, fixed interest rate of 5.75% p.a., in the amount of US$500.0 million. The green bond operation represented a tremendous innovation for the sector, as the issue complied with the Green Bond Principles as defined by the International Capital Market Association (“Green Bond Principles”) and was the first Green Bond Principles-compliant issuance in U.S. dollars in Latin America. The bonds have semiannual interest payments. These funds will be used for investments in projects with environmental benefits that contribute to the achievement of Suzano’s long-term sustainability goals. This transaction is fully guaranteed by Suzano.

In September 2017, through its subsidiary Suzano Austria GmbH., Suzano concluded the re-tap of Green Bond Suzano 2026 with a fixed interest rate of 5.75% p.a., and a yield-to-maturity of 4.625% p.a. to investors for another US$200.0 million, with maturity in 2026. The funds obtained from the issue will be used for investments in projects with environmental benefits already defined in the Green Bond Principles. As of December 31, 2018, the principal outstanding balance was US$700.0 million (R$2,712.4 million).

Suzano 2047 Bonds (30-year Bonds). In March 2017, through its subsidiary Suzano Austria GmbH, Suzano concluded the issue of 30-year bonds in the aggregate principal amount of US$300.0 million in the international market, with maturity in 2047 and a fixed interest rate of 7.00% p.a. The issue of bonds represented a tremendous innovation for the sector, since we are the first in the pulp and paper segment from an emerging economy to achieve this debt term. The bonds have semiannual interest payments. This transaction is fully guaranteed by us.

In November 2018, through its subsidiary Suzano Austria GmbH, Suzano concluded the re-tap of 29-year bonds for another US$500.0 million, with maturity in 2047, a fixed interest rate of 7.00% p.a., and a yield-to-maturity of 6.30% p.a. to investors. As of December 31, 2018, the principal outstanding balance was US$1,000.0 million (equivalent to R$3,874.8 million).

Suzano 2029 Bonds (10-year Bonds). In September 2018, through its subsidiary Suzano Austria GmbH, Suzano concluded the issue of “long” 10-year bonds in the aggregate principal amount of US$1,000.0 million in the international market, with maturity in January 2029 and a fixed interest rate of 6.00% p.a. The bonds have semiannual interest payments. This transaction is fully guaranteed by us. As of December 31, 2018, the principal outstanding balance was US$1,000.0 million (R$3,874.8 million).

Fibria

Voto-Votorantim IV. On June 24, 2005, Fibria entered into a loan contract with Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a jointly controlled entity together with Votorantim Participações, which raised US$400.0 million in the international capital markets (equivalent to R$955.0 million), bearing annual interest of 7.75%, maturing in 2020. Fibria received 50% of the total funds raised, i.e., US$200.0 million, equivalent then to R$477.0 million. In 2013, Fibria prepaid a total amount of US$41.5 million. As a result of this early redemption, Fibria recognized financial expenses amounting to R$13.5 million, of which R$12.3 million related to the premiums paid in the repurchase transaction and R$1.2 million relating to the proportional amortization of the transaction costs of the Notes. In 2014, Fibria prepaid the total amount of US$61.6 million (equivalent to R$137.8 million). As a result of the early redemption, Fibria recognized financial expenses amounting to R$33.0 million of which R$30.0 million related to the premiums paid in the repurchase transaction and R$3.0 million relating to the proportional amortization of the transaction costs of the Bonds. In 2015, Fibria prepaid the total amount of US$0.4 million. As a result of the early redemption, Fibria recognized financial expenses amounting to US$0.07 million of which US$0.06 million related to the premium paid in the repurchase transaction and US$0.01 million relating to the proportional amortization of the transaction costs of the Bonds. In October 2018, Fibria prepaid and canceled, with own resources 100% of the outstanding balance of “Voto IV”, in the amount of US$96.4 million (equivalent to R$373.5 million). As a result of the early redemption, Fibria recognized financial expenses amounting to R$25.3 million related to the premiums paid on the repurchase transaction.

Fibria 2024 Notes. In May 2014, Fibria, through its subsidiary Fibria Overseas Finance Ltd., raised US$600.0 million by issuance of a fully SEC-registered offering of the so-called “Fibria 2024 Bond”, an amount then equivalent to R$1.3 billion, maturing in ten years, bearing fixed interest of 5.25% p.a. The funds were received on May 12, 2014 and a portion of the proceeds was used for the early redemption of the Bond “Fibria 2021.” This represented Fibria’s first SEC registered debt offering (as opposed to privately place debt), which we believe reflects the stability we have achieved over the last several years, permitting us to achieve economies in pricing and a wider investor public. As of December 31, 2018, the principal outstanding balance was US$600.0 million (equivalent to R$2,324.9 million).

Green Bond Fibria 2027. In January, 2017, Fibria, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the “Green Bond Fibria 2027” notes, maturing in 2027, with a fixed interest rate of 5.5% p.a., with semi-annual payments, in the amount of US$700.0 million. The funds were received on January 17, 2017 and will be used for investments in projects with environmental benefits that contribute to the achievement of Firia’s long-term sustainability goals. This transaction is fully guaranteed by Fibria. As of December 31, 2018, the principal outstanding balance was US$700.0 million (equivalent to R$2,712.4 million).

Bond Fibria 2025. In November, 2017, Fibria, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the “Bond Fibria 2025” notes, maturing in January 2025, with a fixed interest rate of 4% p.a., with semi-annual payments, in the amount of US$600.0 million (equivalent then to R$1,970.0 million). The funds were received on November 14, 2017 and were used to prepay debts, in order to improve the distribution of Fibria’s debt amortization and extend the average debt term. This transaction is fully guaranteed by Fibria. As of December 31, 2018, the principal outstanding balance was US$600.0 million (equivalent to R$2,324.9 million).

BNDES financing

Suzano

In April 2012, Suzano signed a revolving credit agreement totaling R$1,200.0 million, used to finance current forest and industrial investments, social projects, environmental investments, as well as R&D and Innovation projects between 2012 and 2017. This loan will bear interest indexed to a long-term nominal interest rate, TJLP plus spread, or exchange variation plus spread, or a fixed rate in reais.

In May 2018, Suzano signed a revolving credit agreement totaling R$1,500.0 million, used to finance current forest and industrial investments, social projects, environmental investments, as well as R&D and innovation projects between 2018 and 2022. This loan will bear interest, which can be indexed to a long-term nominal interest rate, TJLP plus spread, or exchange variation plus spread, or a fixed rate in reais, to be paid every three months during a grace period, then monthly during the amortization period.

Loans from BNDES are guaranteed by mortgage of property, plant and equipment items.

Fibria

In May 2016, Fibria through its former subsidiary Fibria-MS (subsidiary that merged into Fibria), signed a credit agreement with a limit of R$2,347.5 million, used to finance the Horizonte 2 project. Up to December 31 2018, R$1,868.7 million was disbursed, maturing in 2026 and with an interest rate of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance of the commitment will be disbursed in accordance with needs of the project subject to the conditions precedent for disbursement in the credit agreement.

In 2017, Fibria drew down R$301.3 million from BNDES with maturities between 2017 and 2024, accruing interest between TJLP plus 1.86% p.a. to 2.56% p.a., and Selic plus 2.44% p.a. to 2.80 % p.a.. The proceeds were used in industrial, forestry and IT projects. Loans from BNDES are secured by liens of property, plant and equipment. The majority of Fibria’s loans with BNDES bear interest indexed to a nominal long-term interest rate, TJLP. The remaining BNDES loans are indexed to UMBNDES (a weighted average exchange variation of a basket of currencies, predominantly U.S. dollars) or Selic plus a spread and pre-fixed. As of December 31, 2018, the outstanding balance was R$2,855.6 million million.

As of December 31, 2018, BNDES represented approximately 13.8% of Fibria’s financial indebtedness, and is expected to remain as a significant source of financing in the future. See below details on amount and maturities:

Index	R$in millions	Final Maturity
TJLP	1,935.3	2027
UMBNDES	70.9	2023
PRE-FIXED	45.9	2022
SELIC	803.5	2026
Total	2,855.6

Acquisition Financing

Suzano

In connection with the Merger, Suzano entered into certain commitment letters with a syndicate of lenders, including BNP Paribas, Coöperatieve Rabobank U.A., JP Morgan Chase Bank, N.A. and Mizuho Bank, Ltd., which acted as lead arrangers on the financing facilities related to the Merger and affiliates of which are the global coordinators and joint bookrunners for the offering of debt securities. Subject to the terms and conditions of these commitment letters, the lenders committed to provide US$2,300.0 million under the EPP.

In June 2018, Suzano also issued R$4,681.1 million in debentures in the Brazilian market to finance a portion of the cash consideration for the Merger, with a maturity in 2026, half of the payments in 2025, yield of

112.5% of CDI p.a.. In September 2018, Suzano Austria GmbH issued Senior Notes in the amount of US$1,000.0 million (equivalent to R$3,874.8 million as of December 31, 2018), with interest of 6.0% p.a. and maturing in 2029. In October 2018, Suzano also entered into an Advance on Currency Exchange Contract (ACC), in the amount of US$450.0 million (equivalent to R$1,743.7 million as of December 31, 2018). Furthermore, Suzano obtained US$500.0 million (equivalent to R$1,937.5 million as of December 31, 2018) of Senior Notes issued on November 6, 2018 and US$2,300.0 million (equivalent to R$8,912.0 million as of December 31, 2018) under an export prepayment facility, or the “EPP”. In January 2019, Suzano issued R$4,000.0 million in debentures in the Brazilian market pursuant to the term of commitment, with a maturity in 2019, yield from 103% to 112% of CDI p.a. In addition, Suzano also has credit lines approved with certain financial institutions for the execution of financing agreements in an amount of R$2,648.3 million.

Covenants

Suzano

Currently, only the financing facilities from the Export Credit Agency have financial covenants. The agreements establish minimum interest coverage and maximum leverage ratios measured in December and June each year. At December 31, 2018, Suzano was in compliance with all covenants, which are required under certain long-term borrowings.

Fibria

One of Fibria’s financing agreements (Finnvera) contain covenants establishing indebtedness ceilings and leverage indexes, as well as minimum coverage of outstanding amounts.

Fibria’s debt financial covenants are measured based on consolidated information translated into U.S. dollars. The covenants specify that the indebtedness ratio (Net Debt to Adjusted EBITDA), as defined in Note 4.2.2 to Fibria’s audited consolidated financial statements cannot exceed 4.5 times and Fibria shall keep the minimum of 1.00 of debt service coverage ratio.

In November 2016, Fibria concluded the renegotiation of the financial covenants required under certain long-term borrowings. This renegotiation resulted in the following changes: (a) the Debt Service Coverage Ratio covenant is suspended from the second quarter of 2017 until the end of 2018, (b) the Indebtedness Net Debt to Adjusted EBITDA ratio (in U.S. Dollars) was increased to a maximum of 7x from the second quarter of 2017 until the end of 2017, and (c) the Indebtedness Net Debt to Adjusted EBITDA ratio (in U.S. Dollars) was increased to a maximum of 6x for 2018. No fees or commissions were paid in connection with this renegotiation.

In addition, the instruments governing a substantial portion of Fibria’s indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. The principal events of default under Fibria’s export prepayment agreements include:

•                                          non-payment of the principal amount or interest;

•                                          inaccuracy of any declaration, guarantee or certification provided;

•                                          cross-default and cross-judgment default, subject to an agreed minimum of US$100 million;

•                                          subject to certain cure periods, breach of any obligation under the agreement;

•                                          certain events of bankruptcy or insolvency of Fibria or certain of its subsidiaries.

•                                          expropriation, confiscation or any other action affecting a significant portion of Fibria’s assets;

•                                          addiction, invalidity, ineffectiveness or unenforceability of the contract;

•                                          extinction or termination the contract for any reason or person;

•                                          split of Fibria without the prior consent of the creditor;

•                                          direct or indirect control, which does not integrate the Votorantim Group, to perform any act aimed to annul, revise, cancel or repudiate by judicial or extrajudicial means the contract;

•                                          compliance with certain environmental and social conditions on the Horizon Project 2, for Finnvera’s contract.

Obtaining of Waiver of Agribusiness Credit Receivable Certificates - “CRA”

Fibria obtained a waiver from the holders of the CRAs of seven of the nine series in force for the completion of the Merger, by means of the payment of a premium to all holders of CRAs of the approved series of 0.40% over the updated face value of the respective series. The value of the premium was R$16.9 million, which payment was made on January 17, 2019.

Subsequent Events

Suzano

Debenture — 7th issue

On January 7, 2019, Suzano issued R$4,000.0 million in single series, non-convertible debentures (7th issue), which mature in January 2020, with an interest rate from 103% to 112% of CDI.

Senior Notes (“Notes 2029”)

On January 29, 2019, Suzano reopened its Senior Notes due 2029 with the additional issuance of US$750.0 million (equivalent to R$2.8 billion as of December 31, 2018) in debt securities. The notes mature in January 2029 and were issued with an interest of 5.465% per annum, which will be paid semi-annually.

Export prepayment contracts (“EPP”)

On February 25, 2019, Suzano entered into an export prepayment agreement in the amount of R$738.8 million, with annual interest payment of 8.35% p.a. and maturing in 2024.

Extraordinary Amortization BNDES:

On March 15, 2019, Suzano performed the extraordinary amortization of R$299.7 million in BNDES lines, comprising the portion to be amortized plus the corresponding remuneration on the amortization date.

Optional Extraordinary Amortization Debentures:

On March 27, 2019, Suzano made a partial payment of the balance of the face value per unit of the totality of single series of unsecured simple debentures, non-convertible into Suzano’s shares, of the 7th issuance of Suzano, through the payment of the total amount of R$2,056.2 million, comprising the portion to be amortized from the balance of the face value per unit of the totality of the debentures of such issuance plus the corresponding remuneration.

Fibria

Early Settlement of Agribusiness Credit Receivable Certificates — “CRA”

On January 3, 2019, Fibria early settled the amount of R$878.6 million relating to two series of CRAs, with original maturities in 2021 and 2023 and a cost of 99% of CDI and IPCA + 4.5055% p.a. The amounts settled were included as current liabilities in our audit consolidated financial statements as of December 31, 2018. This settlement refers to two of the nine series for which we did not obtain waiver from the holders of CRA in connection with the Merger.

C.                                    Research and development, patents and licenses, etc.

Research and Development

Suzano

Suzano’s research and development activities, which employ natural resource specialists, are principally directed at increasing eucalyptus wood productivity and optimizing industrial processes, making Suzano’s production more efficient and developing new products through: (i) improving the use of eucalyptus fiber in the manufacture of pulp, paper and paperboard; (ii) developing new applications for eucalyptus fiber including nanomaterials; (iii) conducting environmental research; and (iv) developing a eucalyptus bio-refinery to obtain renewable base chemicals. Suzano’s researchers in the industrial and natural resources areas work in close coordination with each other and with production, marketing and sales personnel. Suzano’s research and development facilities are located in the states of São Paulo, Bahia, Espírito Santo, Minas Gerais, Maranhão, Pará and Tocantins. Suzano’s policy is to continue to make investments in these kinds of research and development projects.

Suzano’s main forestry research focuses on Eucalyptus genetic and breeding, soil and nutrition, forest protection and forest modeling. Several research activities are developed in Suzano’s own laboratories located in the states of São Paulo, Bahia and Maranhão. Suzano has also developed several projects in partnership with research institutes and universities in Brazil and abroad. Suzano directs its research and development activities at techniques to improve the productivity of eucalyptus trees, aimed at obtaining a more efficient and sustainable production and supporting the development of new products. Suzano tries to identify the characteristics of wood and pulp that are essential to the production of high-quality paper.

In addition, Suzano develops sustainable forest management activities, through research on different genotypes, keeping its diversity, site preparation, soil fertilization, and forest protection in order to seek greater levels of productivity and a more efficient silvicultural activities. All these researches are fully implemented at the operational level, by an extension and outreach department of the forest technology that implements an intensive continuous education program. Suzano also invests in biotechnology related to the culture of tissues and mapping of molecular markers, and we maintain a close relationship with several universities and private research institutes both in Brazil and abroad that actively research these fields.

In 2017 and 2018, Suzano implemented a pest monitoring tool that reduces the amount of biological or chemical products used. More than 500 sticky traps containing adhesive were placed between trees at strategically chosen sample points spanning all the ecological zones of Suzano’s forests and plantations.

The traps are collected by the production units on a monthly basis and sent to the forest protection laboratory in São Paulo, where researchers and technicians monitor the fluctuation of forest pests and their natural enemies. This system is part of Suzano’s integrated pest management and accurately determines which control measures are required based on pest populations and their natural enemies. This means that fewer agricultural defenses are needed, reducing costs through a more efficient and effective use of these products while using fewer biological or chemical agents in the environment.

Suzano’s main industrial research focuses on new applications for eucalyptus fiber. An example of this platform was the launch of Suzano’s innovative Eucafluff in November 2015, which was the first application of eucalyptus fiber for market fluff. Regarding bio-refinery platform, Suzano began eucalyptus lignin production in a pilot plant in December 2011 and Suzano will start an operation of a demonstration plant, on an industrial scale, with a capacity of 20,000 thousand tons/year. This will be the first eucalyptus lignin plant in the world.

Regarding nanotechnology, Suzano built and has operated a nanofiber pilot plant since 2012, developing some marketing applications. Suzano plans to build an industrial plant soon. Suzano also has developed technologies to transform industrial waste grits and dregs, into market products, according to its environmental research platform. Biofuels are also included in this initiative.

Commercial production of lignin is expected to begin in 2019 at the Limeira unit in São Paulo. This is the first facility of its kind in Latin America, and will serve industries in a variety of sectors that may use the product in a range of high value-added applications such as replacing fossil-based raw materials. The unit will have yearly production capacity of 20,000 tons. Research on lignin applications in other supply chains began at the beginning of this decade, and investments and research led to the development of mechanisms making it feasible to manufacture this product on an industrial scale.

In 2018, Suzano built a new research center at the Limeira plant to support all research projects related to biorefinery, composites, paper and packaging and fluff. The new research center has the ability to simulate the process of our new clients in the area of plastics, resins and civil construction and other types of materials. With an area of 2,200 square meters, including laboratories and pilot plants, 47 researchers and technicians dedicated exclusively to research projects work at the center.

Suzano has developed the first paperboard for cup that is 100% biodegradable, compostable, from a renewable source produced in Brazil, a great innovation in the national market. The main novelty of the pioneering product, called Bluecup Bio®, is the replacement of a protective barrier until then made with polyethylene with a biodegradable material. Another distinguishing feature of Suzano’s new line is the fact that Bluecup Bio® is the only Brazilian paperboard fully integrated with our carbon neutral program.

Biodegradable products are more sustainable because they present features that facilitate the decomposition of the materials into the environment when discarded incorrectly, reducing the impact on our planet. In addition, they are compostable by nourishing the soil during its biodegradation. Additionally, Bluecup Bio® is produced from renewable sources and the surplus of carbon generated in the manufacturing process of this product is compensated by Suzano with the purchase of credits in the market.

Biotechnology. Suzano invests in innovation and technology aimed at increasing the productivity of its eucalyptus plantations in a sustainable manner, increasing wood quality, insect and disease resistance and resilience. FuturaGene, our subsidiary focused on biotechnology solutions, develops technologies to improve plantation productivity by enhancing and protecting yield, optimizing resources and their use in an efficient manner. Our goal is to produce wood using less land with lower inputs, therefore making land available for other uses, such as for food production or conservation.

One of the technologies developed by FuturaGene, which has already been approved for commercial use in Brazil, is a yield enhanced genetically modified eucalyptus variety that produces more wood when compared to conventional clones, using the same planted area. Although this variety has not yet been commercially deployed and is currently not used in our products, this genetically modified eucalyptus is an example of Brazil´s leadership in technological innovation and represents the most significant productivity milestone for the renewable plantation forest industry since the adoption of clonal technology in the early 1990’s. Its potential use in the future will form part of the solution to meet increasing global wood demand, and the need for a more efficient use of natural resources due to decreasing areas of land and water resources and the effects of climate change.

FuturaGene has also advanced in its yield protection platform, which is focused on tackling threats to plant productivity, such as new pests and diseases. Among other technologies, FuturaGene holds an exclusive license to use and commercialize interference RNA technology (RNAi) developed by the CSIRO (The Commonwealth Scientific and Industrial Research Organization), Australia’s largest research organization. In 2017, a patent was issued in Brazil for protecting this technology. RNAi is a powerful tool for selecting, identifying and modulating genes of interest.

FuturaGene has been utilizing the technology to develop varieties of eucalyptus, which are resistant to pests and diseases, and for modifying wood properties. As with other technologies developed or in-licensed by FuturaGene, Suzano is open to share this technology through business relationships or through its partnerships with small growers in Brazil.

Fibria

Fibria used to seek to gain a better understanding of the entire production process and obtain competitive advantages by continuous investments in research and technological development. By attempting to identify the characteristics of the final pulp that are essential for the production of high quality pulp and paper, Fibria introduced new challenges to its tree breeding program and improve its processes to develop innovative, higher quality products. The research and development activities conducted within Fibria’s research center were directed towards increasing the productivity of its forests, improving the quality of the eucalyptus wood used as its raw material, increasing the efficiency of Fibria’s productive process and industrial yields, and developing new, innovative higher quality products, in a sustainable way.

Fibria’s total budget, including operational expenses and capital expenditure in research and development was R$68.8 million in 2018, R$64.3 million in 2017 and R$72.7 million in 2016.  By the end of 2010, the average annual amount of pulp produced per hectare was about 10.6 metric tons, compared to 6.4 metric tons obtained during the 1970s.

Fibria Technology Center. The main objective of the Fibria Technology Center was to add value to the overall business. Fibria’s portfolio of research projects included activities ranging from plant breeding and propagation to developing new products. Fibria’s forestry technology was focused on forest productivity sustainability and wood quality through research in classical breeding, forest biotechnology, plant physiology, soil and plant nutrition, silviculture, forest protection and environmental development.

In 2018, Fibria increased the number of superior clones deployed to operations, aiming higher productivity and lower biotic and abiotic risks due to genetic vulnerability. The productivity of the new clones deployed as from 2010 increased from of 11.7 tons of pulp/ha/year in 2017 to 11.9 in 2018.

During 2018, Fibria consolidated the fertilization recommendation process for its operational units, focusing on the optimization of forest resources and maximization of wood production. Some diseases can become important limiting factors to the forest productivity. In 2018, the Technology Center kept the activities in its Forest Health Protection and Natural Resources Laboratory and reached the production of more than 30 million natural enemies, ensuring their release in the plantations. Moreover, Technology Center supports with knowledge and experience all requests and questions about pesticides derogation, contributing to preserve FSC certification at Fibria units.

In 2018, Fibria kept its investments on the Flux Tower Net which provides continuous record of net ecosystem CO2 exchange, evaporation, and energy flux between the atmosphere and Eucalyptus plantations, at hourly time resolution. The combination of short-term carbon and water exchange fluxes observed at the towers with long-term changes in biomass observed at permanent plots provides a very powerful information to develop and evaluate ecosystem process models, which Fibria used to forecast wood productivity and evaluate the environmental impact under different climate scenarios.

Within this scope of increasing the value from Fibria’s forestry biomass, in 2016 and 2017 the joint venture created by Fibria and Ensyn advanced on the detailed engineering for the installation of the first RTP unit in Brazil. In 2018 Fibria evaluated the bio oil to find higher added value products, non-fuel applications

The installation at the Aracruz unit of a pilot facility to produce microfibrillated cellulose and tissue paper has accelerated the development of new uses for eucalyptus fibers meeting not only the current business goals (pulp for papermaking) but applications in markets as composites and cosmetics.

In 2018, Fibria investigated new technologies for pulp production — ways of reducing wood consumption, water and chemicals consumptions and improving pulp properties to upgrade the standard quality and improving Fibria’s competitiveness.

Intellectual Property

In spite of our research and development activities and investment in trademarks, we are not dependent on any particular patent, trademark, license, royalty agreement, industrial agreement or new production process.

Patents and Eucalyptus Variety

Suzano

Suzano and Futuragene have increased efforts regarding the assessment and protection of its intellectual property. Achievements during 2018 in the intellectual property field include filling six new patent applications and one new variety of Eucalyptus. The patents applications filed in 2018 is covering the following main processes:

•                  thermoplastic composition comprising lignin

•                  fibers compositions;

•                  food and additive compositions comprising lignin; and

•                  phenolic resins and its synthesis process.

In summary, Suzano and Futuragene currently have 213 granted patents, 201 patent applications and 44 protected varieties of eucalyptus, including patents and applications incorporated from Fibria upon completion of the Merger.

Fibria

In the year ended December 31, 2018, Fibria filed 23 new patent applications and was granted of three patents. The patents applications filed in 2018 covered the following main processes or products:

•                  logging truck for transporting long length loads;

•                  improvements in cutting head of harvesting machine;

•                  integrated process for the pretreatment of biomass and the production of bio-oil;

•                  cut-to-length harvesting method for planted forests; and

•                  process for production of pulp and nanocellulosic material.

As of December 31, 2018, Fibria had 185 granted patents, 144 patent applications, 25 protected varieties of Eucalyptus.

Trademarks

Suzano

Suzano has registered many of our trademarks, including, as the case may be, is multipurpose paper trademark “Report®,” in countries across five continents, including, among others, the United States and Canada, countries that form part of the European Union, and countries located in Latin America, Africa, Asia and Oceania.

More specifically in Brazil, Suzano has registered, or is applying for registration, with the INPI several of its trademarks, including Report®, Paperfect®, Suzano®, Cartão Supremo®, Artwork®, Reciclato®, Pólen®, Alta Alvura®, Super 6®, Couché Suzano®, Suzano Pulp®, EucaFluff and Max Pure® and Mimmo™.

Fibria

Fibria has not requested any relevant trademark registration, or any relevant request for trademark renewal in 2018. Additionally, no new trademark was granted to Fibria in 2018.

D.                                    Trend Information

The primary trends which influence our sales and production and inventory levels are the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations.

E.                                    Off-Balance Sheet Arrangements

We participate in a number of off-balance sheet arrangements, mainly related to guarantees and take or pay contracts. We also have a number of swap transactions as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report. See Notes 4 and 20 to our audited consolidated financial statements.

F.                                     Tabular Disclosure of Contractual Obligations

Contractual Obligations

Suzano

The following table summarizes Suzano’s significant contractual obligations and commitments as of December 31, 2018.

	As of December 31, 2018 - Payments due by period
Consolidated	Total Book Value	Total Future Value	Less than 1- year	1 – 2 years	2 - 5 years	More than 5 years
	(in thousands of R$)
Contractual obligations
Loans and financing (a)	31,074,056	45,997,323	4,818,397	3,672,268	16,850,840	20,655,818
Derivative financial instruments	1,636,700	2,149,710	790,679	736,715	465,853	156,462
Debentures	4,663,453	8,022,759	340,044	419,401	1,521,757	5,741,556
Trade accounts payable	632,565	632,565	632,565	—	—	—
Operating leases (b)	—	1,448,241	181,903	484,200	258,018	524,120
Purchase obligations(c)	—	5,763,658	724,053	1,647,036	736,656	2,655,914
Others(d)	1,397,167	1,503,986	863,176	138,056	316,730	186,023
Total	39,403,941	65,518,242	8,350,817	7,097,676	20,149,854	29,919,893

(a)         The amounts disclosed below refer to contracted cash flows not discounted and, therefore, may not be reconciled with the amounts disclosed in the balance sheet.

(b)         Includes lease of areas, offices, properties, vehicles, call centers, hardware equipment and installation services.

(c)          Includes land leases and all take-or-pay contracts with transport suppliers, electric power, diesel, gas and chemicals.

(d)         Includes accounts payable for assets acquisitions and others accounts payable.

Fibria

The following table summarizes Fibria’s significant contractual obligations and commitments as of December 31, 2018.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of Reais)
Loans and financing (1)	4,070,304	3,142,459	8,890,066	10,011,753	26,114,582
Derivative financial instruments (1)	139,495	58,414	51,692	—	249,601
Operating leases (2)	383,908	754,558	944,381	2,770,885	4,853,732
Purchase obligations (3)	2,145,263	1,317,041	744,005	2,403,462	6,609,771
Pension contributions (4)	7,457	14,914	14,914	110,592	147,877
Total contractual obligations and commitments (5)	6,746,427	5,287,386	10,645,058	15,296,692	37,975,563

(1)         The amounts disclosed in the table are the contractual undiscounted cash flows and as such, they differ from the amounts presented in the consolidated balance sheet.

(2)         Includes land leases and sea transportation (domestic and export).

(3)         Includes all take-or-pay contracts. We have long-term “take-or-pay” contracts with suppliers of pulp, transportation, diesel, and chemical and natural gas effective for an average period of six years, for which the contractual obligations are R$1,051.7 million per year.

(4)         Represents a contribution of R$7 million per year, in average.

(5)         Excludes amounts of probable cash outflows which are expected to arise upon settlement of contingencies due to uncertainties with respect to timing of payments.

We are also subject to legal proceedings with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil and labor claims of R$389.6 million as of December 31, 2018.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by our board of directors and by our executive officers. The address of our management is Avenida Brigadeiro Faria Lima, 1355, 7th Floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our board of directors is the decision-making body responsible for determining general guidelines and policies for our business, including our overall long-term strategies, as well as the control and oversight of our performance. Our board of directors is also responsible for, among other things, supervising our executive officers’ actions. It holds meetings whenever called by its chairman, any of its vice-chairmen or our chief executive officer. Currently, our board of directors consists of eight members, four of which are independent members. Under the provisions of the Novo Mercado, at least 20% of the members of our board of directors must be independent directors, as defined under Brazilian law. The following table sets forth the name, age, position, date of election and term expiration of each of the members of our board of directors:

Name	Age	Position	Date of Election	Term Expiration (1)
David Feffer	62	Chairman	April 26, 2018	2020
Claudio Thomaz Lobo Sonder	77	Vice Chairman	April 26, 2018	2020
Daniel Feffer	60	Vice Chairman	April 26, 2018	2020
Antonio de Souza Corrêa Meyer	72	Member	April 26, 2018	2020
Jorge Feffer	58	Member	April 26, 2018	2020
Nildemar Secches	70	Member	April 26, 2018	2020
Rodrigo Kede de Freitas Lima	47	Member	April 26, 2018	2020
Maria Priscila Rodini Vansetti Machado	60	Member	April 26, 2018	2020
Ana Paula Pessoa	51	Member	April 29, 2019	2020

(1) The term of the mandates of our elected directors shall terminate on the date of our annual general shareholders’ meeting in charge of evaluating our audited consolidated financial statements for the year ended December 31, 2019.

The following is a summary of the business experience of our current directors:

David Feffer. Mr. Feffer has served as chief executive officer of Suzano Holding S.A. since 2003, and currently serves as the chairman of our board of directors. In 2001, Mr. Feffer became a member of the board of directors and chief executive officer of Polpar S.A. and holds the following positions in other companies: (i) chief executive officer of IPLF Holding S.A. since 2004; and (ii) vice chief executive officer of Premesa S.A., a subsidiary company of Suzano Holding S.A., from 2001 to 2015 and chief executive officer of the company since April 2015. He is also a member of the following social and cultural organizations: chairman of the directors’ committee of the School ALEF Peretz, member of the decision making committee of the Israelita Albert Einstein Hospital (Associação Beneficiente Israelita Brasileira Hospital Albert Einstein); vice chairman of the directors’ committee and chairman of the senior board of Ecofuturo Institute — Future for Sustainable Development (Instituto Ecofuturo — Futuro para o Desenvolvimento Sustentável); and coordinator of the Nominating Committee of the executive board of the Arymax Foundation (Fundação Arymax). Mr. Feffer attended specialization courses at Harvard Business School, Columbia University, the Aspen Institute, Singularity University, Stanford University and IMD in Switzerland.

Claudio Thomaz Lobo Sonder. Mr. Sonder currently serves as vice chief executive officer since 2010 and chairman of the board of directors of Suzano Holding S.A. since 2018, member of the board of directors of the company since 2002, being its vice-chief since 2013. Since 2018, Mr. Sonder has also acted as the chairman of the board of directors and vice chief executive officer of IPLF Holding S.A. since 2010. From 2010 to May 2015, he was chief and in April 2015 he was appointed as vice chairman of the board of directors of Polpar S.A. Mr. Sonder also holds the following positions in other companies:  (i) executive officer of Alden Desenvolvimento Imobiliário Ltda.. since 2011; (ii) member of the directors’ committee and member of the senior board of Ecofuturo Institute — Future for Sustainable Development (Instituto Ecofuturo — Futuro para o Desenvolvimento Sustentável)) since 2010; (iii) member of the board of directors of MDS, SGPS, S.A. since 2010 and its chairman of the board of directors since March 2018; (iv) executive officer of Premesa S.A. since April 2015; and (v) member of the board of curators since 2011 and member of the executive board of Fundação Arymax since 2013. Mr. Sonder is a former chairman of the board of directors and chief executive officer of

Hoechst do Brasil Química e Farmacêutica S.A. (1983 1993). Mr. Sonder holds a degree in chemical engineering and economics from Mackenzie University and specializations obtained in Munich, Germany, and Boston, United States of America.

Daniel Feffer. Mr. Feffer currently serves as vice chairman of our board of directors and as a member of our sustainability and strategy committee. Mr. Feffer also holds the following positions in other companies:  (i) chairman of the board of ICC Brasil; (ii) chairman of the board of curators of the Arymax Foundation (Fundação Arymax); (iii) chairman of the directors’ committee and vice chairman of the senior board of the Ecofuturo Institute — Future for Sustainable Development (Instituto Ecofuturo — Futuro para o Desenvolvimento Sustentável); (iv) member of the advisory board of IBÁ; (v) member of the board of IEDI — Instituto Econômico para Desenvolvimento Industrial; (vi) founding member of the board of Compromisso Todos Pela Educação; (vii) member of the strategy board of FIESP; (viii) member of the board of MBC — Movimento Brasil Competitivo; and (ix) executive member of the board of ICC — Global; chairman of ITTI — Intelligent Tech & Trade Initiative. Mr. Feffer graduated from Mackenzie Law School and holds specializations from FGV in Brazil; Harvard University, and Massachusetts Institute of Technology (MIT) in the United States; IMD in Switzerland; and London Business School in England (LBS).

Antonio de Souza Corrêa Meyer. Mr. Meyer currently serves as a member of the board of directors of Suzano Holding S.A. Mr. Meyer has served as a member of the board of directors of IPLF Holding S.A. since 2013 and holds the following positions in other companies: (i) member of our board of directors; (ii) member of the International Bar Association, the Brazilian Bar Association and the São Paulo Lawyers Institute; (iii) advisor of the board of directors of the Institute of Lawyers of São Paulo (Instituto dos Advogados de São Paulo — IASP); (iv) member of the executive board and chairman of the Center of Law Firm Studies (CESA — Centro de Estudos das Sociedades de Advogados); (v) member of the advisory committee and board of curators of the University of São Paulo Medical School; (vi) member of Deliberative Council of Legal and Legislative Issues (Conselho Superior de Assuntos Jurídicos e Legislativos — CONJUR) of FIESP and the Chamber of Mediation and Arbitration (Câmara de Mediação e Arbitragem) of FIESP; (vii) advisor of the São Paulo Oncology Institute (Instituto de Oncologia de São Paulo) at the Otavio Frias de Oliveira Hospital; and (viii) member of the Merger and Acquisition Committee (CAF) of B3. Mr. Meyer was previously the Secretary of Justice and Secretary of Public Security of the State of São Paulo, chief and chairman of the São Paulo Association of Lawyers (Associação dos Advogados de São Paulo — AASP), a member of the legislative committee of ABRASCA — the Legislative Committee of the Brazilian Association of Public Companies (Associação Brasileira das Companhias Abertas), and (ix) legal counsel, chairman of legislative committee and member of the board of directors of the American Chamber of Commerce for Brazil and member of its arbitration committee (1987 1989). Mr. Meyer was recognized with an award for Judicial Merit from the Court of Justice of the State of São Paulo, earned the Latin Lawyers Lifetime Achievement Awards award in 2017 and the Order of Merit Medal of the Ministry of Justice at the Grand Officer of the Order (Medalha Ordem do Mérito do Ministério da Justiça no Grau Grande Oficial) in 2018. Mr. Meyer is a graduate of the law school of the University of São Paulo and is a founding partner of the law firm Machado, Meyer, Sendacz e Opice Advogados.

Jorge Feffer. Mr. Feffer currently serves as a member of our board of directors and member of our sustainability and strategy committee. Mr. Feffer first joined Nemofeffer S.A. (now Suzano Holding S.A.) in 1979. Mr. Feffer has previously served as (i) vice chief corporate counsel of Suzano Holding S.A.; (ii) vice chief corporate officer of IPLF Holding S.A.; (iii) executive officer of Premesa S.A.; and (iv) executive director of Nemonorte Imóveis e Participações Ltda. Over the past five years, Mr. Feffer has held the following positions in other companies: (i) vice chairman of the directors’ committee and member of the senior board of the Ecofuturo Institute — Future for Sustainable Development (Instituto Ecofuturo — Futuro para o Desenvolvimento Sustentável); (ii) member of the administration board of Instituto Jatobá; and (iiiiii) member of the board of curators of Fundação Arymax. In 2015, he sponsored and founded the Library of Social Criticism, in partnership with the publishing house Realizações Editora Espaço Cultural. In 1978, Mr. Feffer was Assistant Secretary of Culture, Science and Technology of the State of São Paulo.

Nildemar Secches. Mr. Secches currently serves as a member of our board of directors and member of our sustainability and strategy committee since 2008. Mr. Secches also holds the following positions in other companies:  (i) vice chairman of the board of directors of WEG S.A.; (ii) vice chairman of the board of directors of Iochpe Maxion S.A. since 1998; (iii) member of the board of directors of Ultrapar Participações S.A. since 2002; and (iv) vice-chief of the board of directors of Iochpe Maxion S.A. He served as a member of the board of directors of Itaú Unibanco between 2002 and 2017. From 1972 to 1990, Mr. Secches worked at BNDES, where he was a director from 1987 to 1990. From 1990 to 1994, Mr. Secches was the managing corporate officer of the Iochpe Maxion Industrial Holding Group and from 1995 to 2008 he was the president of Perdigão S.A., which specializes in the production of food. From 2007 to 2013, Mr. Secches was the chairman of the board of directors of BRFBRF - Brasil. He holds an undergraduate degree in mechanical engineering from the University of São Paulo, a graduate degree in finance from the Pontifical Catholic University of Rio de Janeiro and a doctoral degree in economy from UNICAMP (Campinas).

Rodrigo Kede de Freitas Lima. Mr. Kede currently serves as a member of our board of directors and audit committee. He is also the chief service officer of IBM in New York and a member of the advisory board of the FDC (Fundação Dom Cabral). Beginning in 1993, Mr. Kede has held the following positions during his time at IBM: (i) chief executive officer of IBM Latin America until 2017, (ii) chief executive officer of IBM Brasil until 2014, (iii) vice chief executive officer of IBM Service Unit — Brazil; global vice chief executive officer of strategy and processing of IBM Brasil; (iv) chief financial officer of IBM Latin America; and (v) chief financial officer for IBM Brasil. Mr. Kede has also served as chief executive officer and a member of the board of directors of TOTVS on 2015. Until 2017, he served as the chairman of the board of directors of the Brazilian Institute of Finance Executives (Instituto Brasileiro de Executivos Financeiros - IBEF) and AmCham (American Chamber of Commerce). Mr. Kede holds an undergraduate degree in mechanical and production engineering from the Pontifical Catholic University of Rio de Janeiro and an MBA from Instituto Brasileiro de Mercados de Capital, currently INSPER, and Harvard Business School.

Maria Priscila Rodini Vansetti Machado. Mrs. Vansetti currently serves as a member of our board of directors. In 2017, she was appointed global chief strategy and business development officer of Corteva Agrisciences, the agricultural division of DowDuPont. Mrs. Vansetti started at DuPont Brasil in 1981, beginning in the agricultural division and going on to hold leadership positions in the Regulatory, Institutional Relations and Research & Development areas. She transferred to Wilmington, Delaware in 1996, where she specialized in Development and Marketing, and in 2008 she was appointed business director of DuPont Canada. Mrs. Vansetti previously held the following positions: (i) global chief strategic planning officer of DuPont Crop Protection from September 2014 to September 2015; (ii) chief executive officer of DuPont Brasil; and (iii) vice chief executive officer of DuPont Crop Protection for DuPont Brazil and DuPont Latin America. Mrs. Vansetti currently serves as a member of the board of directors of the International Center in Indianapolis, Indiana, and of the Inter American Dialogue, in Washington, D.C. She has also been a member of the following social and cultural organizations: (i) member of the board of directors of AmCham (American Chamber of Commerce); (ii) member of the board of directors of the Brazilian Association of Chemical Industry (Associação Brasileira da Indústria Química — ABIQUIM); (iii) member of the agribusiness board of FIESP; and (iv) member of the board of directors of CropLife Canada. Mrs. Vansetti holds an undergraduate degree in agronomic engineering from Escola Superior de Agricultura “Luiz de Queiróz” of the University of São Paulo (ESALQ/USP) and a specialization in executive management and global strategy leadership from the Wharton School (University of Pennsylvania).

Ana Paula Pessoa. Ms. Pessoa currently serves as a member of our board of directors and audit committee. Ms. Pessoa is currently a partner, investor and board chairwoman at Kunumi AI, a leading artificial intelligence start-up in Brazil. She also holds the following positions in other companies: (i) independent board member and member of the audit committee of News Corporation, NY, since 2013, (ii) independent board member and member of the investment and corporate social responsibility committee of Vinci Group, Paris, since 2015, (iii) member of the innovation committee of Credit Suisse AG, Zurich, since 2018, (iv) board member of the board representing IFC at Aegea Saneamento, Säo Paulo, since 2018, (v) member of Global Advisory Council at Stanford University, California, since 2018, (vi) member of the consulting board of The Nature Conservancy Brazil since 2014, (vii) member of the audit committee for Fundação Roberto Marinho since 2007, and (viii) member of consulting board for Casa FIRJAN since 2018. Ms. Pessoa previously held the following positions: (i) CFO of the Rio 2016 Olympic and Paralympic Games from 2015 to 2017, (ii) founder and managing director of Brunswick São Paulo from 2012 to 2015, (iii) CFO of Infoglobo Comunicações from 2001 to 2011, and (iv) several executive positions at the Globo Organizations since 1993. Additionally, Ms. Pessoa founded and was chair of Neemu Internet, which was sold in 2015 to Linx SA. Ms. Pessoa worked for the World Bank in D.C. and The United Nations Devenlopment Programme in New York and Benin, West Africa. Ms. Pessoa holds a bachelor in arts degree in economics and international relations with honors from Stanford University and master in arts degree in development economics also from Stanford University.

Executive Officers

Our executive officers are responsible for executing general business and all related and necessary or advisable measures, except for those matters attributed to our shareholders’ meeting or our board of directors, pursuant to applicable law and/or our bylaws. Our executive officers consist of a chief executive officer and four to nine executive officers, each of whom must be a Brazilian resident, with recognized technical and administrative experience. Our executive officers are appointed by our board of directors for one-year term and are eligible for re-election. Currently, our board of executive officers consists of eight executive officers. The following table sets forth selected information regarding the current members of our board of executive officers:

Name	Age	Position	Date of Election	Term Expiration (1)
Walter Schalka	58	Chief Executive Officer	January 10, 2019	2020
Marcelo Feriozzi Bacci	49	Chief Financial Officer and Investor Relations Director	January 10, 2019	2020
Carlos Anibal de Almeida Jr.	49	Executive Officer — Commercial Pulp Business Unit	January 10, 2019	2020
Alexandre Chueri Neto	59	Executive Officer — Forestry Business Unit	January 10, 2019	2020
Leonardo Barretto de Araujo Grimaldi	44	Executive Officer — Paper Business Unit	January 10, 2019	2020
Aires Galhardo	41	Executive Officer — Pulp Operations	January 10, 2019	2020
Fernando de Lellis Garcia Bertolucci	53	Executive Officer — Research & Development	January 10, 2019	2020
Christian Orglmeister	45	Executive Officer — People & Management,	January 10, 2019	2020

(1) The term of the mandates of our elected executive officers shall terminate on the date of the meeting of our board of directors to occur after our annual general shareholders’ meeting in charge of evaluating our audited consolidated financial statements for the year ended December 31, 2019.

The following is a summary of the business experience of our current executive officers who are not members of the board of directors or related committees:

Walter Schalka. Mr. Schalka is an engineer and graduated from Instituto Tecnológico da Aeronáutica (ITA) and has a post graduate degree in administration from FGV, and executive programs at IMD and Harvard Business School. Mr. Schalka joined us in January 2013 and has served as our chief executive officer since then. Mr. Schalka started his career at Citibank. In 1989, Mr. Schalka joined Dixie-Toga, where he became CEO in 1991, participating in the company’s expansion, merger of Toga and Dixie-Lalek in 1995 and transfer of control. In 1997, Mr. Schalka became chairman of Dixie-Toga. In 2005, he joined Grupo Votorantim as president of Votorantim Cimentos, being responsible for their operations in Brazil and 14 other countries.

Marcelo Feriozzi Bacci. Mr. Bacci currently serves as our Chief Financial Officer and Investor Relations Officer since 2014. Mr. Bacci has also been the Executive Vice President of Suzano Holding S.A., our controlling shareholder, between 2011 and 2014. Prior to Suzano, Mr. Bacci started his career at Unibanco and he worked as Chief Financial Officer of Louis Dreyfus Company Group for Latin America and Chief Financial Officer of Promon S.A. Nowadays he is in charge of Treasury, M&A, Credit, Investor Relations, Controllership, Shared Services, Tax, Planning, Risks Management and Compliance areas. Mr. Bacci is also currently member of the Board of Ibema Companhia Brasileira de Papel and of Veracel. Mr. Bacci holds a BA in Public Administration from FGV and a Master’s degree (MBA) from the Stanford University Graduate School of Business.

Carlos Anibal de Almeida Jr. Mr. Almeida currently serves as the executive officer responsible for our pulp commercial and logistics unit. Before Suzano, Mr. Almeida worked for General Electric, where he ultimately held the position of sales general manager for the Latin American division of GE Industrial Systems. Mr. Almeida holds an electrical engineering degree from the Federal University of Minas Gerais and a master’s degree in business administration from IBMEC (São Paulo).

Alexandre Chueri Neto. Mr. Chueri currently serves as our executive officer for our forest business unit since July 2013. Mr. Chueri started his career in 1984 as a consultant for Ideadeco Ltda., working on the areas of irrigation and agribusiness. In 1987, he joined Construtora Norberto Odebrecht S.A. as manager of agricultural and agro industrial projects. Mr. Chueri joined Ciplan — Cimento Planalto S.A. in 1991 as managing director. Mr. Chueri graduated from ESALQ/USP of Piracicaba in 1982 with a degree in agricultural and forestry engineering and a master’s degree in administration from FGV/SP.

Leonardo Barretto de Araujo Grimaldi. Mr. Grimaldi currently serves as the executive officer for our paper business unit. Mr. Grimaldi joined us in 2000, having occupied different positions in our Marketing and Commercial areas until he became commercial operating officer in 2011. He is responsible for our global paper sales and has led the Suzano Mais initiative. Mr. Grimaldi holds a degree in business administration from FGV and has attended graduate programs at the Wharton School of Business and the Singularity University in Silicon Valley.

Aires Galhardo. Mr. Galhardo currently serves as our executive officer for pulp industrial, energy and engineering unit. Mr. Galhardo worked for Fibria Celulose S.A. as their forest manager from 2011 to January 2019. From 2005 to 2011, he was the general manager of forest and manager of forestry logistics at Votorantim Celulose e Papel S.A. and from 2000 to 2005 he was the logistics manager of Companhia de Bebidas das Américas — Ambev.

Fernando de Lellis Garcia Bertolucci. Mr. Bertolucci currently serves as our executive officer of research and development. Mr. Bertolucci is in charge of the technological development of the genetic development, biotechnology, forest management and of the pulp, paper, costumer goods and biorefinery development of process and products. Mr. Bertolucci graduated from ESAL/UFLA and has a post graduate degree and specialization courses in forest management (UFLA), business management (Fundação Dom Cabral), products development (University of Cambridge — England), strategic innovation (IMD — Switzerland) and Global Executive Academy (MIT — US).

Christian Orglmeister. Mr. Orglmeister currently serves as our executive officer — people & management. Mr. Orglmeister is responsible for the human resources, communication, strategy, information technology and digital areas. He started his career at Armazéns Gerais Columbia and joined the international consulting Arthur D. Little later. From 2000 to 2002 he worked at the logistics start up Intecom, then joined the operations area of A.T.Kearney. In 2006 he joined The Boston Consulting Group leading people, organization and governance practices and the family business practices on South America. Mr. Orglmeister became the managing director of BCG offices in Brazil in 2015. Since 2016 he is an independent member of our personnel committee. Mr. Orglmeister holds a degree in engineering from FEI, has a post graduate degree from FGV and master’s degree from TRIUM (LSE, HEC, e NYU).

Fiscal Council

Our fiscal council is a non-permanent corporate body comprised of three members, with an equal number of alternates, in case installation is required by the shareholders of Suzano at annual general shareholders’ meeting. Under our bylaws, the members of our fiscal council must sign, before taking office, a compliance statement in accordance with the Novo Mercado rules.

Pursuant to the Brazilian Corporation Law, our fiscal council is independent from our management and our external auditors. In case our fiscal council is installed, members of our fiscal council serve a one-year term that ends at the shareholders’ meeting the year following their election. The fiscal council is primarily responsible for reviewing management’s activities, our audited consolidated financial statements and for reporting its findings to our shareholders.

The following table sets forth the name, position, date of election and term expiration for each member of our fiscal council, which installation has been requested in the annual general shareholders’ meeting held on April 18, 2019:

Name	Age	Position	Date of Election	Term Expiration
Eraldo Soares Peçanha	67	Member	April 18,2019	2020
Luiz Augusto Marques Paes	57	Member	April 18, 2019	2020
Rubens Barletta	72	Member	April 18, 2019	2020
Kurt Janos Toth	71	Alternate	April 18, 2019	2020
Roberto Figueiredo Mello	70	Alternate	April 18, 2019	2020
Luiz Gonzaga Ramos Schubert	82	Alternate	April 18, 2019	2020

The following is a summary of the business experience of the current members of our fiscal council:

Eraldo Soares Peçanha. Mr. Peçanha currently serves as a member of our fiscal council. Mr. Peçanha has previously held the following positions in other companies: (i) internal audit and controller manager of Aracruz Celulose S.A. (1974 1996); (ii) controlling company and computing director of CSN Cia. Siderúrgica Nacional (1996 2003); (iii) controlling officer and executive director of corporate governance of Embratel SA (2003 2008); and (iv) executive director of customer services of Icatu Seguros S.A. (2008 2011). He is permanent member at Cadam S.A. since January 2017 and was at Vale, Net Serviços de Comunicação, Ideiasnet e JBS(dez/16 a set/17) e é membro suplente na CCR, Tupy e Ouro Fino Saúde Animal, Ferrovia Centro Atlântica, Itá Energética e Officer Distribuidora Prod. Tecnologia. Since November 2018 he is member of the executive board of My News Channel. Since 2012, he has been working as a consultant in the fields of corporate governance, controlling and processes and accounting and financial systems. Mr. Peçanha holds a degree in accounting and business administration from Cândido Mendes University.

Luiz Augusto Marques Paes. Mr. Paes has been a permanent member of our fiscal council since 19911. He is the managing partner of Paes e Colauto — Sociedade de Advogados, where he provides legal advice and tax and corporate consulting. Mr. Paes is also a permanent member of the fiscal council of JSL S.A., Movida Participações S.A. and Cyrela Brazil Realty S.A. Empreendimentos e Participações. Mr. Paes holds a law degree from the University of São Paulo.

Rubens Barletta. Mr. Barletta is a permanent member of our fiscal council. Mr. Barletta is also a permanent member of the fiscal councils of the following companies: (i) Banco Alfa de Investimento S.A.; and (ii) Alfa Holdings S.A. From 1999 to 2010 he served as a permanent member of the fiscal council of Financeira Alfa S.A. — Crédito, Financiamento e Investimentos. Mr. Barletta has been a partner at Barletta, Schubert e Luiz Sociedade de Advogados, a firm specializing in private law, since 2009. From 1961 to 2008 he was an employee, intern and then partner at Escritório de Advocacia Augusto Lima S.C. Mr. Barletta holds a law degree from São Bernardo do Campo Law School.

Kurt Janos Toth. Mr. Toth currently serves as an alternate member of our fiscal council. Mr. Toth previously enjoyed a long tenure at BNDES, having occupied the following positions: (i) economist in the Internal Control Department(2006 2008); (ii) chief of the Credit Department (1988 2006); (iii) chief of the Industrial Projects Department — Capital Assets and Traditional Industries (1984 1986); (iv) manager of the Industrial Projects Department — Capital Assets and Traditional Industries (1978 1984); (v) economist in the Industrial Projects Department — Capital Assets and Traditional Industries (1973 1978); and intern (1971 1973). Mr. Toth is a permanent member of the fiscal councils of Tupy S.A. since 2017 and Brasiliana Participações S.A. since 2018. He has served as member of the fiscal councils of the following companies: (a) Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (2015 2017); (b): AES Tietê S.A. (2008 2015); (c) AES Elpa S.A. (2012 2014); (d) Eletropaulo Comunicações Ltda. (2010 2011); (e) AES Communications Rio de Janeiro S.A. (2010 2011); (f) Centrais Elétricas Brasileiras S.A. — ELETROBRÁS (2003 2006); (g) Companhia Vale do Rio Doce (1993/1994). Mr. Toth holds a degree in economics from the Universidade Federal Fluminense and post graduate degree from Pontifícia Universidade Católica — Rio de Janeiro.

Roberto Figueiredo Mello. Mr. Mello currently serves as an alternate member of our fiscal council and has been a partner at Pacaembu Serviços e Participações Ltda. since 1988. Mr. Mello has been a member of the fiscal council of Barclay’s Bank (1995-2002), an officer of Vocal Comércio Veículos Ltda. (1989-1998) and an officer of SPP — Nemo S.A. Coml. Exportadora (1986-1998). Mr. Mello holds a degree in law from the University of São Paulo.

Luiz Gonzaga Ramos Schubert. Mr. Schubert currently serves as an alternate member of our fiscal council. He is also a permanent member of the fiscal council of Financeira Alfa S.A. — Crédito, Financiamento e Investimentos and an alternate member of the fiscal council of Consórcio Alfa de Administração S.A. From 1999 to 2010, he held the position of permanent member of the fiscal council of Bank Alfa de Investimento S.A. Mr. Schubert is a partner at Barleta e Schubert Sociedade de Advogados, a firm specializing in private law, since 2009. From 1972 to March 2009, Mr. Schubert participated as an intern and then a member of the Law Offices of Augusto Lima S.C. Mr. Schubert holds a law degree from São Bernardo do Campo Law School.

Audit Committee

In 2011, the CVM approved an Instruction (No. 509/2011) governing the comitê de auditoria estatutário (statutory audit committee), an audit committee established under the bylaws of the issuer and subject to certain requirements under the CVM rules. Effective January 2018, the B3 listing rules for its Novo Mercado segment require that a company listed on the Novo Mercado (such as Suzano) create and implement an audit committee in accordance with CVM rules. The Novo Mercado segment of B3 is a premium listing segment for Brazilian companies that meet the highest standards of corporate governance. For further information on the Novo Mercado listing segment, see Item 9. “The Offer and Listing—Markets—São Paulo Stock Exchange Corporate Governance Standards.”

On April 1, 2019, our shareholders approved an amendment to our bylaws requiring us to establish a statutory audit committee in accordance with CVM Instruction No. 509/2011. Our statutory audit committee is an advisory committee of our board of directors, and provides assistance in matters involving our accounting, internal controls, financial reporting and compliance. Our statutory audit committee also recommends the appointment of our independent auditors to our board of directors and evaluates the effectiveness of our internal financial and legal compliance controls. According to CVM Instruction No. 509/2011, our statutory audit committee must have at least three members, and not more than five members, which must be independent in accordance with the independence requirements of the CVM and at least one of whom must have recognized experience in corporate accounting. Additionally, CVM Instruction No. 509/2011 and the B3 Novo Mercado listing rules both require that at least one member of the audit committee be a board member, but they permit the appointment of other members who are not members of the board of directors provided such other members meet the independence requirements of the CVM. Our bylaws currently comply with these rules, and allow us to appoint members to our audit committee who are not also members of our board of directors. However, we intend to call a shareholders meeting in the near term to amend our bylaws in order to expressly require that our statutory audit committee consist of one or more persons who are members of our board of directors and one or more persons who are not members of our board of directors.

Our statutory audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the U.S. Securities and Exchange Commission, or SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. We believe that our statutory audit committee complies with these requirements, and intend to rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act. The following table sets forth the name, position, date of election and term expiration for each of the members of our audit committee:

Name	Position	Date of Election	Term Expiration
Ana Paula Pessoa	Chairperson	April 29, 2019	2021
Carlos Biedermann	Member	April 29, 2019	2021
Marcelo Moses de Oliveira Lyrio	Member	April 29, 2019	2021
Rodrigo Kede de Freitas Lima	Member	April 29, 2019	2021

The following is a summary of the business experience of the current member of our audit committee who are not members of our board of directors:

Carlos Biedermann. Mr. Biedermann currently serves as a member of our audit committee. Mr. Biedermann holds a B.A. in Business Administration and a B.A. in Public Administration from the Federal University of Rio Grande do Sul (UFRGS) and a graduate degree in Capital Markets from the Getúlio Vargas Foundation (FGV). Currently he is (i) a member of Suzano’s audit committee; (ii) a member of the audit committee of the Algar Group, a Brazilian holding company whose core business is information technology and telecommunications, agribusiness, construction, services and tourism; (iii) coordinator of the audit committee of the Cornélio Brennand Group, which operates in the real estate development, energy, glass and cement industries; (iv) a member of the audit committee of Grupo Solar, a manufacturing branch of the Coca-Cola System in Brazil; (v) a member of the board of the American Chamber of Commerce (AmCham) of Rio Grande do Sul; of the Association of Marketing and Sales Executives of Brazil (ADVB), and of Agenda 2020; (vi) chairman of the deliberative board of Grêmio FBPA; (vii) a member of the Advisory Board of Lojas Lebes; (viii) a member of the Audit Committee of MoinhoMoinho Paulista S.A.; and (iv) a member of the board of directors of Maiojama. Previously, Mr. Biedermann was (a) a lead partner of PricewaterhouseCoopers (PwC) from 2002 to 2015; (b) chairman of the audit committee for five years and vice-president from 2013 to 2014 of the Brazilian Corporate Governance Institute (IBGC), a non-profit organization that works to promote best corporate governance practices; (c) a member of the board of directors for six years and director for two years of the Young Presidents Organization (YPO/WPO), a global network of executive officers; (d) the first independent member of the board of directors of Calçados Azaleia, a Brazilian footwear company; (e) a member of the administrative board for 15 years of Santa Casa de Misericórdia de Porto Alegre, a group of seven hospitals of various specialties located in Porto Alegre, Rio Grande do Sul; (f) a member of the audit committee of BB Seguridade, a Brazilian insurer of Banco do Brasil engaged in insurance products, private pension plans, capitalization and brokerage services; (g) a member of the board of directors of Valmont, a company operating in the agribusiness sector; and (h) chairman of the board of Porto Alegre Health Care, a non-profit group composed of public and private players focused on promoting the city of Porto Alegre and medical tourism.

Marcelo Moses de Oliveira Lyrio. Mr. Lyrio currently serves as a member of our audit committee. He has served as the chairman of the board of directors of Braskem S.A since April 2018, and is a founding partner of Prêncipio Asesororia Empresarial. Mr. Lyrio was a partner and co-founder of Signatura Lazard and Managing Director (MD) for Lazard in Brazil from 2004 to 2016, during which he worked as an advisor to large Brazilian and foreign business groups in connection with their local and international investments. Prior to Lazard, he worked from 1990 to 2004 at ING Bank and ING Barings in several areas of the institution, including as President for ING Brazil from 2001 through 2004. Mr. Lyrio holds a degree in economic sciences from the Pontifical Catholic University - PUC of Rio de Janeiro.

As of March 31, 2019, the members of our audit committee, on an individual basis and as a group, directly owned less than 1.0% of our common shares.

B.                                    Compensation

Aggregate compensation for the members of our board of directors and our executive officers is determined annually at our shareholders’ meeting, in accordance with our bylaws. Our board of directors is responsible for the distribution of such amount between its members and the members of our board of executive officers. Our shareholders’ meeting held on April 26, 2018 approved the global compensation for the members of our board of directors, fiscal council and board of executive officers for the fiscal year of 2018 in the amount of up to R$60.4 million. Further, our extraordinary shareholders’ meeting held on April 1, 2019 approved an additional value of the global compensation for the members of our board of directors, fiscal council and board of executive officers for the fiscal year of 2018 in the amount of R$64.6 million. As a result, we paid the total amount of R$125.0 million of global compensation to the members of our board of directors, fiscal council and executive officers.

For the years ended December 31, 2018, 2017 and 2016, the aggregate compensation of all of our directors, officers and members of our fiscal council was R$119.2 million, R$49.5 million and R$38.9 million, respectively, which includes bonuses in the aggregate amount of R$33.0 million, R$20.6 million and R$16.4 million, respectively. In addition, for 2018, 2017 and 2016 we paid an aggregate of R$0.416 million, R$0.351 million and R$0.277 million into our pension plan on behalf of our directors.

Information on elements of compensation for the year ended December 31, 2018 is detailed in the table below (the percentages reflect the percentage of total remuneration represented by the category):

Elements of Remuneration	Board of Directors	Board of Executive Officers (Statutory)	Fiscal Council
Fixed Remuneration	40.0%	28.0%	100.0%
Benefits	3.0%	1.0%	0.0%
Social Contribution	10.0%	3.0%	0.0%
Variable Remuneration	46.0%	24.0%	0.0%
Long Term Incentive Plan	0.0%	43.0%	0.0%
TOTAL	100%	100%	100%

In addition to receiving a fixed salary, certain members of our board of directors and our entire board of executive officers participate in a profit-sharing program based on the achievement of certain personal and corporate goals. We also provide the following benefits, among others, to certain members of our board of directors and our entire board of executive officers: life insurance, health care plans, dental care, meal vouchers, transport, payroll loans and private pension plans. In addition to the benefits, we offer our management team long-term incentive programs. A quick overview of such programs follows below.

Phantom Shares Plan

Our phantom shares plan is settled in cash and based on the market price of our shares. Annually, if certain performance targets are met, our main executives are granted “phantom shares” in the amount resulting from the division of their salaries by the average market price of our shares at closing in the 90 trading days prior to the grant date. We grant the phantom shares in addition to the salaries of our executives. The phantom shares vest within three years of working at Suzano and, after such period they can be redeemed by the executive at an exercise price corresponding to a given percentage over the average market price of our shares at closing in the 90 trading days prior to the exercise date.

Stock Option Plan

On August 29, 2008, our shareholders approved our stock option plan, establishing the main terms regarding stock options for the acquisition of our class A preferred shares for our officers, directors and other employees. The terms and conditions to grant such stock options were approved by the board of directors, assisted by a special committee. The options granted under such plan may not exceed 2% of our paid-in capital stock.

On January 18, 2013, 9 million stock options were granted, divided into five tranches of 1,800,000 options each. The vesting period for each of the tranches depends on the performance of the beneficiary during the vesting period, meaning that such vesting period can be anticipated if the relevant performance goals are achieved.

The options are vested as follows: (i) the first tranche is vested within 24 months, and may have vesting reduced to 12 months; (ii) the second tranche is vested within 36 months, and may have vesting reduced to 24 months; (iii) the third tranche is vested within 60 months, and may have vesting reduced to 36 months; (iv) the fourth tranche is vested within 72 months, and may have vesting reduced to 48 months; and (v) the fifth tranche is vested within 84 months, and may have vesting reduced to 60 months. Once the options are vested, the beneficiary has 90 days to exercise the options.

On January 1, 2018, we established a restricted shares plan based on our performance. The plan associates the number of restricted shares granted to our performance in relation to the ROIC goal. The size of the restricted stock grant is defined in financial terms and is subsequently converted into shares based on the last 60 pre-announcements on December 31 of our shares at B3.

At the end of the vesting period, the ROIC is evaluated and the number of shares acquired is determined. However, the beneficiaries must comply with a lockup period of 36 months, during which they are able to negotiate the shares in the market. If beneficiaries leave Suzano before the end of the reference fiscal year for the measurement of ROIC, they will lose the right to the next grant of restricted shares.

Share Appreciation Rights Plan

Since 2014, we make available to certain of our executives and employees a Share Appreciation Rights Plan, under which the payment, in cash, is linked to the price of our shares. The difference between this plan and the phantom shares plan is the fact that there is a minimum appreciation requirement for vesting.

The options have an exercise price (or minimum level of share appreciation) that represents the average of the last 90 trading days prior to the grant date. The plan is composed of one tranche with a vesting period ending three years after the grant and maturing six months after the end of the vesting period. After 5 years, the options are exercised automatically.

The beneficiary is invited to participate in the plan. The acceptance by the beneficiary requires the investment of an amount equivalent to 5% of the grant at the date of the grant, and 20% at the end of the vesting period, which must be deposited in our bank account.

The beneficiary’s gain varies depending on the performance of our shares and may vary up to 25% more depending of the relative performance of our shares and the competing shares. This percentage is calculated based on our performance for the relevant period in comparison with our competitors’ performance and may vary between 75% and 125%.

Maximum, Minimum and Average Individual Remuneration of our Board of Directors, Board of Executive Officers and Fiscal Council

Year 2018	Number of Members	Number of Remunerated Members	Highest Remuneration (in reais)	Lowest Remuneration (in reais)	Average Remuneration (in reais)
Board of Directors	8.42	8.42	7,232,604.12	270,548.98	1,964,714.32
Board of Executive Officers	7.50	7.50	28.220,874.81	4,487,541.39	12,938,667.35
Fiscal Council	3.00	3.00	24,3195.64	243,195.64	243,195.64

Note on Calculations:

•                  The average annual remuneration of each body was calculated by dividing the total amount of annual compensation (fixed, variable and indirect benefits, except social contribution) for each body by the number of remunerated members in the respective body.

•                  The lowest annual individual remuneration (fixed, variable and indirect benefits except social contribution) of each body excludes all members of the respective body who have held the position for less than 12 months.

•                  The highest annual individual remuneration (fixed, variable and indirect benefits, except social contribution) of each body makes no exclusions, considering all remuneration received by the respective member for functions exercised in the last 12 months.

C.                                    Board Practices

Our board of directors meets at least four times per year and whenever necessary, according to our interest or when called by its chairman or by the majority of its members. Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their activities. Our board of executive officers meets periodically to review our production, commercial and financial operations. Our board of directors and our board of executive officers is governed by each of their respective internal rules, which have been approved by our board of directors in 2016 and 2018, respectively. These rules set forth the structure and functioning, as well as rights and obligations of the members of our board of directors and board of executive officers.

According to the Brazilian Corporation Law and our by-laws, the members of our board of directors are elected by the holders of our common shares at the general shareholders meeting. The members of our board of directors serve two-year terms. In April 2018, the sitting and alternate members of our board of directors were elected to serve a mandate until our next shareholders’ meeting to be held in 2019. In January 2019 the members of our board of executive officers, were elected to serve a one-year mandate.

D.                                    Employees

As of December 31, 2018, Suzano employed a total of 9,385 employees, distributed as follows:

As of December 31, 2018
Management	653
Specialists/Engineers	1,141
Administrative	1,474
Operations	6,117
Total	9,385

As of December 31, 2018, Suzano used 11,253 workers employed by third-party subcontractors and service providers, for many of our operations and for substantially all of the transportation of wood, pulp and other raw materials. Approximately 55.1% of the workers employed by third parties work in our forestry operations, 43% in our industrial operations and the remaining in other operational and administrative functions. In the years of 2016, 2017 and 2018, the number of accidents in our facilities have been decreasing, amounting to 87, 75 and 68, respectively.

Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by us with the local unions to which our employees belong.

As of December 31, 2018, Fibria employed 4,773 people. Fibria outsourced many of its operations and substantially all of the transportation of wood, pulp and other raw materials. This accounted for 14,041 people as of December 31, 2018.

E.                                    Share Ownership

As of March 31, 2019 the members of our board of directors and our executive officers, other than members of the Feffer family, as a group, directly owned less than 1.0% of our common shares. See Item 7. “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

As of March 31, 2019, our capital stock fully subscribed and paid in was R$6,241.8 million divided into 1,361,263,584 common shares.

The table below presents certain information as of March 31, 2019, regarding (i) any person known to us as the owner of 5% or more of our outstanding common stock, (ii) total amount of the common stock owned by the members of our board of directors, executive officers and fiscal council; and (iii) total amount of the common stock owned by our related parties.

Shareholder	Number of Common Shares	Total Capital (%)
Suzano Holding S.A (1)	367,612,234	27.0%
David Feffer	52,741,764	3.9%
Daniel Feffer	48,077,095	3.5%
Jorge Feffer	46,423,360	3.4%
Ruben Feffer	46,856,578	3.4%
Alden Fundo de Investimento em Ações	25,989,541	1.9%
Other Related Parties (2)	30,378,519	2.2%
Board of Directors, Executive Officers and Fiscal Council	5,283,171	0.4%
Public Float:
BNDESPAR	150,217,425	11.0%
Votorantim S.A.	75,180,059	5.5%
Mondrian Investment Partners Limited	72,878,900	5.4%
Other shareholders	427,582,934	31.4%
Treasury Shares	12,042,004	0.9%
Total	1,361,263,584	100%

(1)         The controlling shareholders of Suzano Holding S.A. are David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.

(2)         Includes other relatives of the Feffer family.

In addition, as of March 31, 2019, 1.1% of our common shares were held in the form of ADSs.

Our major shareholders do not have different voting rights.

Shareholders’ Agreements

Feffer Voting Agreement

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações (“Fundo Alden”), as well as their stocks, their successors and permitted assignees, as the case may be, are parties to a voting agreement dated September 28, 2017 relating to their respective stakes in our company. The voting agreement became effective on November 10, 2017 and shall be in force for an initial 10-year term, which will be automatically renewed for another 10-year period unless any shareholder provides notice of non-renewal two years prior to the initial expiration. The voting agreement (a) will terminate automatically if the shareholders’ agreement of Suzano Holding is terminated, and (b) may be terminated at any time by any two of David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and any of their successors or permitted assignees. The shareholders’ agreement Suzano Holding was entered into on September 28, 2017 and similarly will be in force for an initial 10-year term, which will automatically renew for another 10-year term unless a shareholder provides notice of non-renewal two years prior to the initial expiration.

Pursuant to the voting agreement, the parties are required to vote as a block at our shareholders’ meetings. Prior to each of our shareholders’ meetings, the parties are required to hold a meeting to determine the vote to be cast by each party with respect to all matters submitted for voting at such shareholders’ meeting. Each party is entitled to one vote at such preliminary meetings, and decisions are taken by vote of the majority of the shares bound by the agreement.

Feffer Stock Transfer Agreement

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer are parties to a stock transfer agreement dated as of, and effective on, September 28, 2017, which will be in force for an initial 10-year term, to be automatically renewed for an additional 10-year period unless any party provides notice of non-renewal during the year prior to the year of expiration.

Pursuant to the stock transfer agreement, each party and its successors agrees to not transfer, sell, assign or encumber shares subject to the stock transfer agreement (including through market transactions on an exchange), subject to certain exceptions, without the prior written consent of the other parties.

The stock transfer agreement also includes customary rights of first offer and rights of first refusal to all parties in the event of a sale or transfer of one of the parties. Moreover, the stock transfer agreement prohibits the transfer of shares to a third party that, directly or indirectly, engages in a competing activity, or that presents a common interest with whom engages in a competing activity, in each case with respect to our company.

BNDESPAR Shareholders Agreement

The BNDESPAR shareholders agreement was entered into by and among each of Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer, on one side, BNDESPAR, on the other side, and Suzano, as intervening party, on March 15, 2018, to establish certain rights and obligations of the parties. It came into effect upon the completion of the Merger.

Pursuant to the shareholders’ agreement, the parties may exercise their voting rights to amend our bylaws in order to increase the maximum number of seats on our board of directors from nine to ten members. In case the parties agree to proceed with the increase, they must inform BNDESPAR in writing, within a period of up to thirty days of the completion of the Merger. Additionally, BNDESPAR is entitled to express its opinion on any proposal for the distribution of dividends or investments that may be made in situations in which our debt goal is exceeded.

B.                                    Related-Party Transactions

According to our corporate policy, we only enter into related party transactions on an arms-length basis, reflecting standard market terms that we would have achieved with a third party. We consider related parties those that are under common control with us, or those over which we exercise significant influence.

Transactions with Suzano Holding S.A.

The transactions with our controlling shareholder, Suzano Holding S,A, in the year ended December 31, 2018, totaled R$12.0 million, mainly related to administrative expenses sharing and, to a lesser extent, to guarantees provided by Suzano Holding S.A.

Other transactions

Until December 31, 2017 we were engaged in commercial pulp and paper transactions with our main related party, Central Distribuidora de Papeis Ltda, which was controlled by a relative of our controlling shareholders, and we are currently engaged in commercial pulp transactions with Ibema Companhia Brasileira de Papel. Ibema Companhia Brasileira de Papel (“Ibema”) is a joint venture between us and Ibema Participações S,A, (“Ibemapar”) concluded in January 2016, Currently, we hold 49,9% of Ibema’s share capital and Ibemapar holds the remaining 50,1%.

In the years ended December 31, 2018, 2017 and 2016, our net revenues from these transactions was R$116.6 million, R$80.1 million and R$119.2 million, respectively.

We also enter into expense sharing and land lease transactions with certain other parties controlled by some of our controlling shareholders in the ordinary course of business.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements.”

Legal Proceedings

We are currently party to numerous legal proceedings in Brazil relating to civil, administrative, tax, labor, environmental and corporate issues arising in the normal course of our business. Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending proceedings.

Although the amounts of any liability that could arise against us with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely to us, would not, individually or in the aggregate, have a material adverse effect on our financial condition. The amount of the legal cases assessed as reasonably possible, as of December 31, 2018, is R$1,077.8 million for tax proceedings and R$43.3 million for civil proceedings.

Tax Proceedings

Suzano

As of December 31, 2018, Suzano was involved in approximately 581 administrative and judicial tax-related proceedings, 407 as defendants and 174 as plaintiffs. These claims involve matters relating to PIS and COFINS, IPI, ICMS, tax on services (ISS), income tax and contribution on net profits (IRPJ/CSLL), and INSS.

As of December 31, 2018, Suzano had provisions of R$296.9 million related to tax claims for which our legal counsel considers that the likelihood of loss is probable. This total amount includes provisions for tax matters related to PIS and COFINS credits that are not related to ongoing tax claims. In addition, the total amount related to proceedings in which we are defendants, and for which our legal counsel considers the likelihood of loss possible, is R$1,077.8 million. As of December 31, 2018, there are no provisions accrued regarding such claims.

As of December 31, 2018, we were not defendants in any tax and social security contributions claims in which the individual amount in dispute was considered relevant (higher than 0.5% of our net equity with the likelihood of loss probable or possible).

There have been news in the Brazilian press alleging that we and certain other Brazilian companies have made payments to companies held by officials of the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or CARF. In light of such press reports, we performed an internal assessment of our payments, which did not reveal any wrongdoing or violation of applicable laws. As of the date of this annual report, we have not received any notice or summons from any government authority involving any investigation related to improper payments to any such officials. Nonetheless, we cannot assure you that we are not currently under an investigation of which we have not yet been notified, or that we will not face potential lawsuits, liability and/or damage to our reputation from such allegations or any such investigation, if commenced or notified.

Fibria

Additionally, Fibria filed certain lawsuits in which it seeks to refund or contest the imposition of certain taxes. The following is a description of some of Fibria’s most significant judicial and administrative tax proceedings.

Tax Incentive — Agency for the Development of the Northeastern Brazil (ADENE)

Fibria has business units located within the regional development area of ADENE. As that region is deemed a priority for the Brazilian development, in December 2002, Fibria requested and was granted by the Brazilian Federal Revenue Service the right to benefit from reductions in corporate income tax and non-

refundable surcharges calculated on operating profits for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012). In 2004, Fibria was served an official notice by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, the right to use the benefit previously granted is unfounded and would be cancelled; despite, Fibria continued using the benefits, because it had challenged that decision.

Nevertheless, the Brazilian Federal Revenue Service served Fibria an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used in 2003 and 2004. The Tax Federal Administrative Court cancelled part of the assessment relating to 2003 benefits and the part relating to 2004 benefits was upheld. Suzano, as successor to Fibria, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or in respect of future periods. Currently, the tax exposure is under discussion at the judicial level, where it is pending judgement with respect to the appeal presented by Fibria. The amount as of December 31, 2018 was R$148.2 million.

IRPJ/CSLL - partial approval

As of December 31, 2018, Fibria had a number of requests for the approval of income tax credits pending review by the Brazilian Federal Revenue Service with respect to fiscal year 1997. The authorities approved only R$83.0 million, which generated a debt of R$51.0 million (R$243.7 million updated as at December 31, 2018). Fibria timely appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion at the administrative level still. Based on the opinion of our internal and external legal counsel, the probability of loss is possible and, as such, no provision has been recorded with respect thereto.

Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, a tax assessment was issued by RFB against Fibria, with respect to Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or IRPJ, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL taxes as a result of an agreement signed between Fibria and International Paper. The subject matter of which was the exchange of industrial and forestry assets between the two companies.

On January 19, 2016, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais), or CARF, rejected the appeal filed by Fibria. The appeal was rejected as per the casting vote of CARF’s President, a representative of the Brazilian Federal Revenue Service, upon the tie resulting from the votes of the other counselors.

After notification of the decision, on May 25, 2016, since no new appeal at the administrative level is permitted, Fibria proceeded in the judicial courts and is currently awaiting the defendant´s response (Federal Union). Fibria presented judicial guarantee, which was accepted, and based on the opinion of our internal and external legal counsel, the likelihood of loss is possible and, as such, no provision has been recorded with respect thereto. The amount as of December 31, 2018 was R$2,347.1 million.

IRPJ/CSLL —disallowance of depreciation, amortization and depletion expenses —  2010

In December 2015, a tax assessment, was issued by the RFB, against us, with respect to IRPJ and CSLL. The main argument of the assessment is the non-deductibility of depreciation, amortization and depletion expenses, during the fiscal year 2010. Fibria filed an administrative appeal, which was judged partially valid. Fibria filed an appeal in November 2017, and Suzano, as successor to Fibria. is awaiting the judgement. The amount as of December 31, 2018 was R$708.0 million.

IRPJ/CSLL — Veracel

In June 2017, Veracel, a joint venture with Stora Enso for the production of pulp, received a tax assessment notice in the total amount of R$226.3 million, related to the collection of income tax and social contribution (IRPJ and CSLL) relating to the years 2012 and 2013. With respect to the year 2012, the tax authorities considered that Veracel would have opted, in the transfer pricing calculation, by the transfer pricing method for commodities (“PECEX”) method, when in fact, the used method was the acquisition cost or production plus taxes and net income (“CAP”). As the price parameter calculated through the PECEX method is higher than the price calculated through the CAP method, the tax authorities adjusted in Veracel’s net income.

For the year 2013, Veracel received a tax assessment related to the method adopted to convert its export revenues. The tax authorities considered the need to account, as income or expense, the foreign exchange gains or losses arising from the change in the exchange rate between the date of issuance of the export invoices and the effective date of the export revenue, with the shipments of the goods. However, the calculation of the foreign exchange gains considered by the tax authorities is based on a calculation error, which, if corrected, proves that the foreign exchange was negative and, therefore, there is no omission of revenue, but a misleading in the deduction of negative expenses with foreign exchange. The total amount as of December 31, 2018 was R$118.8 million.

Other Tax liabilities

As of December 31, 2018, Fibria was involved in over 854 legal matters for individual amounts of less than R$ R$100.0 million with probability of loss classified as reasonably possible. The total amount involved in all of these legal matters was R$4,286.2 million. The average value of each matter is R$5.0 million.

Labor Proceedings

Suzano

As of December 31, 2018, we were involved in 3,459 labor proceedings and we had provisions in a total amount of R$50.9 million for probable losses in connection with these proceedings. In addition, the total amount related to labor claims in which we are defendants, and for which our legal counsel considers the likelihood of loss possible, is R$85.3 million, and, as of December 31, 2018, there were no provisions accrued regarding such claims.

The labor claims involve matters usually challenged by industrial employees, such as overtime, termination payments, requests for additional compensation for allegedly unsafe labor conditions, in addition to lawsuits filed by outsourced and third-party employees claiming that we are secondarily or jointly liable for compensation owed to them by their original employers.

We are the defendant in nine material labor claims, of which (i) four were filed by employees’ representative unions from the regions where our employees are established, claiming for the payment of allegedly unsafe labor conditions premium to employees listed by the employees’ representative unions in such claims, (ii) three were filed by the Labor Public Prosecutors’ Office, discussing allegedly outsourcing irregularities, and (iii) two were filed by the Labor Public Prosecutors’ Office, discussing allegedly unsafe labor conditions.

As of December 31, 2018, the total amount under dispute in three of the material labor claims filed by employees’ representative unions was approximately R$27.7 million. For one of these claims, we provisioned the amount of R$5.5 million, which we classify as probable loss. With respect to the fourth claim filed by employees’ representative unions, we have no estimated amount under dispute and we classify the risk of loss as possible.

Fibria

With respect to five labor claims, filed by the Labor Public Prosecutors’ Office, as of December 31, 2018. Fibria classified the risks associated with these claims as possible. As of December 31, 2018, it was (and it still is) not possible to determine the amount under dispute, since these proceedings are in their early stages and there are no reliable and objective parameters available to estimate the amount under dispute.

Additionally, as of December 31, 2018, Fibria was a party to approximately 4,052 labor lawsuits with a total exposure of R$1,005.7 million, filed by former employees, third parties, unions, the Public Prosecutor Office and Ministry of Labor, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, illegal outsourcing, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees, or FGTS, and severance pay of employees of thirty parties.

Civil Proceedings

Suzano

As of December 31, 2018, we were involved in 440 judicial civil proceedings. We had provisioned R$3.5 million for contingencies related to probable losses in these cases. There are also civil proceedings, for which the probability of losses is possible and that are not recognized in the provision for contingencies, involving a total amount in dispute of approximately R$43.3 million. These proceedings refer mainly to indemnification claims, real estate possession challenges and claims for the revision of contractual provisions.

We have four relevant civil legal lawsuits, which are related to environmental disputes and were all filed by the Federal Public Prosecution Office challenging the jurisdiction of the municipal or State agency authorities to grant environmental licenses. The Federal Public Prosecution Office alleges that the environmental licensing proceeding should be carried out by the Brazilian Federal Environmental Agency — IBAMA. Our counsel deems the risks associated with such cases to be remote, since IBAMA does not acknowledge having jurisdiction to perform the licensing proceedings and there is no clear legal ground to sustain such jurisdiction. The risks involved in such cases are the creation of unfavorable precedents, delays in our plantation schedule and the suspension of the Maranhão unit activities for a period of time. We are waiting for the superior court’s pronunciation.

We are involved in a civil lawsuit related to differences of operation fees in a port area. The first instance court rendered a decision, based on a technical document issued by a specialist, deeming the claims filed by the Federal Public Prosecution Office groundless. Our counsel deems the risks associated with such case to be remote. The Federal Public Prosecution Office filed an appeal against such court decision and we are waiting for the second instance court’s decision.

In addition, we are involved in a dispute related to possible environmental damage in Cubatão, a city in the State of São Paulo, allegedly caused by Cia Santista, a company that was acquired by Ripasa, which in turn was acquired by Suzano in 2008. This lawsuit has lasted for over 30 years and involves 46 other companies. The lawsuit is a dispute seeking reparation for the environmental damage to Serra do Mar’s State Park (an especially protected area) allegedly caused by several companies that maintained activities in the industrial district of Cubatão until the 1990s.

On September 2017, the lawsuit was ruled in favor of the plaintiff, sentencing the defendant companies to recover the damages allegedly caused or, should the environment be already recovered, to pay a compensation of equal value of the cost of the recovery. This compensation would be allocated to expand Serra do Mar’s State Park. The ruling, however, did not determined the amount that should be paid as compensation, leaving the definition of this value to a latter procedural stage.

This ruling was contested by the companies by means of Embargos de Declaração, appeals that aimed to obtain reconsideration of the decision from the judge. These appeals were rejected in January 2018. The companies then appealed to the State Supreme Court. As of the date of this annual report, a ruling on this appeal remained pending.

Fibria

In addition, as of December 31, 2018, Fibria was a party to civil lawsuits with a total exposure of R$3,623.5 million. Regarding such civil lawsuits, 571 are assessed as possible, with a total exposure of R$2,482.1 million. Most of these lawsuits refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, bankruptcy, reimbursement of funds claimed from landowners and land lawsuits.

In June 2012, a public civil action (ação civil pública) was filed by the Federal Prosecutor to prohibit Fibria’s trucks from using federal highways above weight restrictions and request an increase in the fine for cases of overweight, compensation for damages to property allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. The updated amount of R$1,983.3 million as of December 2018, was given by the Federal Prosecutor for the proceeding. Fibria successfully appealed against a decision granted in this case, which is still pending final judgment.

Further, Fibria filed a civil lawsuit against Eldorado Brasil Celulose S.A. in August 2015, resulting from a preliminary injunction, in April 2013, to produce evidence from experts to prove the similarity/genetic identity among the eucalyptus trees grown in the Eldorado farms and Fibria’s VT02 sample. The lawsuit is still in progress in the municipality of Três Lagoas and its purpose is to discuss the violation of Fibria’s VT02 sample by Eldorado, terminate its use by the defendant and obtain compensation for material and moral damages. In March 2017, through a preliminary injunction, the immediate interruption of planting and disseminating Fibria’s VT02 sample by Eldorado throughout the national territory was granted, subject to a daily monetary sanction of R$0.1 million. The matter is still in the pre-trial phase and the updated amount claimed, as of December 31, 2018, was R$165.5 million.

Fibria was served in March 2014 in a public civil action filed by the Federal Prosecutor’s Office in the municipality of São Mateus regarding real properties acquired by Fibria in the Northern part of the state of Espírito Santo. The Federal Prosecutor requested the nullity of the deeds, compensation for moral damages and suspension of financing for Fibria’s operations in São Mateus e Conceição da Barra (in the state of Espírito Santo). A preliminary injunction was granted, which blocked around 6,000 hectares of Fibria’s land in São Mateus and Conceição da Barra and suspended any financing for Fibria by BNDES for either production or planting of eucalyptus pulp in the municipalities of São Mateus and Conceição da Barra. Fibria presented its defense and filed an appeal, which suspended the effects of the injunction granted. The Federal Prosecutor filed an appeal, and was successful, restoring the injunction. Later, a decision was granted limiting the restriction of financing only to the properties relating to the public civil action, but not to all the properties in São Mateus and Conceição da Barra.

In September 2015, Fibria was served in a new public civil action filed by the Federal Prosecutor’s Office in the municipality of São Mateus, requesting the nullity of the deeds of some other proprieties acquired Fibria in the northern of the state of Espírito Santo. A preliminary injunction was granted blocking around 5,601 hectares of Fibria’s lands in the municipalities of São Mateus and Conceição da Barra. Fibria presented its judicial defense and an appeal.

The cases are pending judgment and both public civil actions are still in the evidence collection phase. As of December 31, 2018, Fibria believed (and, currently, Suzano, as successor to Fibria, believes) that the acquisition of land was made in accordance with applicable laws and practices applicable at the time of purchase.

In May 2014, Fibria commenced an arbitration against Stora Enso (which owns 50% of Veracel) alleging the breach of Stora Enso’s obligations under certain provisions of the Veracel’s shareholders’ agreement. The amount involved is confidential, and there is currently no financial impact to Suzano, as successor to Fibria.

Fibria had judicial escrow deposits at December 31, 2018 of R$169.0 million (R$161.7 million on December 31, 2017) for cases classified by external legal advisors as being remote or of possible loss, for which no provision has been recorded. The contingencies refer to PIS, COFINS, income taxes and INSS, among other amounts.

Administrative and Other Proceedings

Suzano

There have been news reports in the Brazilian press alleging that certain contracts of Argeplan Arquitetura e Engenharia, a Brazilian engineering company unrelated to us, were under investigation, including a wood supply contract entered into with Fibria in September 2005. Following such news reports, we performed a review and concluded that there were no irregularities in connection with the signing of this contract, and that the contract (which is one of many third-party wood supply contracts that we enter into) is on market terms and is in line with industry practices in the pulp sector. This contract expires in August 2019. Furthermore, official reports prepared by the competent authorities do not indicate any irregularities relating to such contract or the relationship between Fibria and Argeplan Arquitetura e Engenharia.

Fibria

Land Disputes

In April and October 2006, and in December 2009, the Brazilian Institute for Land Reform, or INCRA, published a public notice informing that certain reports issued by commissions set up by INCRA concluded that approximately 34,430 hectares of land located in the state of Espírito Santo should belong to certain communities (Comunidades Quilombolas de Linharinho, São Jorge e São Domingos). From that total area, approximately 25,330 hectares corresponded to property owned by Fibria, currently owned by Suzano, as successor to Fibria. The issues raised by INCRA reports are still underway, and there is no final decision by INCRA. We are confident that the acquisition of this area by Fibria was made in compliance with the legislation and was duly registered with the appropriate governmental offices.

In July 2015, Fibria received a letter from INCRA relating to the release of a notice of identification and technical report from a community quilombola of Linharinho, located in the municipality of Conceição da Barra, informing that 3,133 hectares of land under dispute should belong to Fibria and 374 hectares to third parties. Suzano, as successor to Fibria, is defending itself against the demarcation of property. The judgment relating to the administrative appeal is still pending.

Dividends

General

The Brazilian Corporation Law and our bylaws require that we distribute annually to our shareholders a mandatory minimum dividend, which we refer to as the mandatory dividend, equal to at least 25% of our net income after taxes, after certain deductions, including accumulated losses and any amounts allocated to employee and management participation, any amount allocated to our legal reserve, and any amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years, in each case in accordance with Brazilian law.

In accordance with article 26 of our bylaws, the minimum mandatory dividend corresponds to the lower of: (i) 25% of the adjusted net profits, and (ii) 10% of the Operating Cash Flow Generation in the relevant fiscal year. The Operating Cash Flow Generation (“GCO”) is calculated using the following formula: GCO = Adjusted EBITDA — Maintenance Capex, where “EBITDA” means the net profits before income tax and social contribution on net profits, financial income and expenses, depreciation and amortization (including goodwill amortization), gains (losses) arising from changes in fair value, less estimated realized and unrealized costs of sale of the biological assets. “Adjusted EBITDA” means EBITDA excluding non-recurring items and/or non-cash items. “Maintenance Capex” means the amount of investments in maintenance carried out in the fiscal year.

Dividends must be distributed within 60 days from the annual shareholders’ meeting in which the distribution was approved, unless a shareholders’ resolution determines another date, not later than the end of the fiscal year in which such dividend was declared. The Brazilian Corporation Law permits, however, a company to suspend the mandatory distribution of dividends if its board of directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the fiscal council. Net income not distributed due to the suspension mentioned here must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits.

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian Corporation Law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian Corporation Law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

The Brazilian Corporation Law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. We may prepare financial statements semiannually or for shorter periods. Our board of directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. Our board of directors may also declare a distribution of interim dividends based on profits previously accumulated or in profits reserve, which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders’ meeting.

In general, shareholders who are not Brazilian residents must register their equity investment with the Central Bank of Brazil to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of the registrar for our shares.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. Dollars and causes such U.S. Dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the foreign currency received as dividends into U.S. Dollars, the amount of U.S. Dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the Brazilian Corporation Law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax.

Brazilian law allows the payment of dividends only in reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with IFRS. At December 31, 2018, in our financial statements prepared in accordance with IFRS, we had retained earnings of R$2,992.6, million. Retained earnings as reported in accordance with IFRS may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with IFRS, unless the negative balance is eliminated by the reversal of other reserves.

Payment of dividends

In accordance with the Brazilian Corporation Law and our bylaws, our shareholders approved the distribution of R$600.0 million in dividends for 2018, and we paid R$210.2 million, R$570.6 million and R$299.9 million in dividends in 2018, 2017 and 2016.

B.                                    Significant Changes

Significant changes or events have occurred after the close of the balance sheet at December 31, 2018. For further information on such events, please see Note 32 to our audited consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A.                                    Offer and Listing Details

Our ADSs are listed on the New York Stock Exchange under the trading symbol “SUZ.” Our common shares trade on the São Paulo Stock Exchange under the symbol “SUZB3.” At December 31, 2018, we had approximately 25,000 shareholders of record at the B3.

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the São Paulo Stock Exchange, or Brasil, Bolsa. Balcão (the “B3”) becomes effective three business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the B3 is Companhia Brasileira de Liquidação e Custódia, or CBLC.

In order to better control volatility, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

The B3 is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2018, the aggregate market capitalization of the 63 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately US$736 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation See Item 10. “Additional Information — Taxation” and Item 10. “Additional Information — Exchange Controls.”

São Paulo Stock Exchange Corporate Governance Standards

The B3 has three listing segments:

•                                          Level 1;

•                                          Level 2; and

•                                          Novo Mercado (New Market)

These listing segments have been designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required under the Brazilian Corporation Law. The inclusion of a company in any of these listing segments requires adherence to a series of corporate governance rules. These rules are designed to increase shareholders’ rights and enhance the quality of information provided by Brazilian corporations.

In 2004, we listed our shares on the Level 1 segment of the BM&FBOVESPA (former name of the B3), thus guaranteeing transparency in our operations and accountability to our shareholders. In September 2017, we approved the admission of our shares for trading on the listing segment called Novo Mercado of B3, followed by the conversion of the preferred shares issued by us into common shares at the ratio of one preferred share, class “A” or class “B”, for one common share. In addition, we also approved the restatement of our bylaws to adapt them to Novo Mercado rules and a change of our methodology to calculate mandatory dividends, also reflecting best corporate governance practices. We concluded the migration to Novo Mercado segment of B3 in November 2017.

As a result, in addition to the disclosure obligations imposed by the Brazilian Corporation Law and the CVM, we also must comply with the following additional disclosure requirements set forth by the Novo Mercado rules:

•                           no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of the year) and at the end of each fiscal year, including a statement of cash flows which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, financing and investing activities;

•                           from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, together with (a) management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (a) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and

•                           from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (i) disclose, in its entirety, our quarterly financial information translated into the English language or (ii) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS as provided above, accompanied by the independent auditors’ report.

No later than six months following the listing of our common shares on the Novo Mercado, we must disclose the following information together with our ITR:

•                           our consolidated balance sheet, consolidated income statement and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;

•                           any direct or indirect ownership interest exceeding 5.0% of our capital stock, considering any ultimate individual beneficial owner;

•                           the number and characteristics, on a consolidated basis, of our common shares held directly or indirectly by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee;

•                           changes in the numbers of our common shares held by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee in the immediately preceding 12 months;

•                           in an explanatory note, our statement of cash flows and consolidated statement of cash flows, which should indicate the cash flows changes in cash balance and cash equivalent, separated into operating, financing and investing activities; and

•                           the number of free-float shares, and their percentage in relation to the total number of issued shares.

The following information must also be included in our formulário de referência within seven business days of the occurrence of the following events, among others:

•                           change in management or of an audit committee member;

•                           change in capital stock;

•                           issuance of new securities even if for private subscription;

•                           change in the rights of the securities issued;

•                           change in direct or indirect holdings by controlling shareholders or variations in their share positions equal to or greater than 5% of the same types or class of stocks of the issuer;

•                           when any natural or legal person, or a group of persons representing the same interest, has a direct or indirect share that is equal to or higher than 5% of the same type or class of stocks of the issuer, provided that the issuer is aware of such change;

•                           any change in the share position held by the persons mentioned in the two preceding items, in an amount greater than 5% of the same types or class of stocks of the issuer, provided that the issuer is aware of such change;

•                           merger, merger of shares, or spin-off;

•                           change in the projections or estimates or disclosure of new projections or estimates;

•                           execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and

•                           bankruptcy, judicial recovery, liquidation, or court approval of an extrajudicial recovery.

All members of our board of directors, our board of executive officers and our fiscal council have signed a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.

Additionally, pursuant to the Novo Mercado rules, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of our corporate events. Any subsequent modification to such schedule must be immediately and publicly disclosed and sent to B3.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

See Item 16g. “Corporate Governance — Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

Our bylaws, approved by our shareholders at our general meeting held on April 1, 2019, are filed as Exhibit 1.1 to this annual report. The information otherwise contemplated by this Item has previously been reported in our registration statement on Form F-4 filed with the Commission on August 6, 2018 (Reg. No. 333-226596). This description does not purport to be complete and is qualified in its entirety by reference to our Bylaws, the Brazilian corporation law and the rules and regulations of the CVM and the Novo Mercado.

C.                                    Material Contracts

Financing Agreements

For a description of the main agreements comprising our short and long-term indebtedness as of December 31, 2018, see Item 5. “Operating and Financial Review and Prospects—Sources and Uses of Funds—Indebtedness and Debt.”

D.                                    Exchange Controls

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation, which generally require, among other things, obtaining an electronic registration with the Central Bank of Brazil.

Under Resolution No. 4.373/2014, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 4.373/2014, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

Investors under Resolution No. 4.373/2014, who are not a Tax Haven Holder or a country that does not impose income tax or in which the maximum income tax rate is lower than 20%, are entitled to favorable tax treatment. See “Taxation—Material Brazilian Tax Considerations.”

Resolution No. 1,927 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved by the Central Bank of Brazil and the CVM under Annex V, and we received final approval before the ADSs Offering.

An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the common shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the Depositary’s electronic registration for only five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the common shares are held pursuant to Resolution No. 4.373/2014 by a duly registered investor or a holder of common shares, who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. Dollars or other foreign currencies upon the disposition of the common shares, or distributions with respect thereto. In addition, if the foreign investor resides in a tax haven jurisdiction or is not an investor registered pursuant to Resolution No. 4.373/2014, the investor will also be subject to less favorable tax treatment.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except (i) in the event of the grant and exercise of any stock option to acquire or subscribe for shares of our capital stock; and (ii) in the context of a capital increase derived from merger, merger of shares and/or spin-off implemented according to Brazilian Corporation Law. A minimum period of 30 days following the publication of notice of the issuance of shares or convertible securities is allowed for exercise of the right, and the right is negotiable. However, according to our bylaws, our board of Directors can eliminate this preemptive right or reduce the 30-day period in case we issue debentures that are convertible into shares, warrants (bônus de subscrição) or shares within the limits authorized by the bylaws: (i) through a stock exchange or through a public offering or (ii) through an exchange of shares in a public offering to acquire control of another publicly-held company.

Except as described above, in the event of a capital increase that would (i) maintain the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued shares in proportion to their shareholdings in each class of shares; (ii) modify the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued common and preferred shares, respectively, in proportion to their shareholdings, and to the other class of shares only to the extent necessary to prevent dilution of their interest in their shares; and (iii) create a new class or type of shares, all shareholders have preemptive rights to subscribe to our newly issued shares of such new class or type, in proportion to their shareholdings. You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and our ADS depositary determines to make the rights available to you. See Item 3. “Key Information — Risk Factors —Holders of our ADSs may not be able to exercise the preemptive rights relating to our shares.”

Right of Withdrawal

The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest. Withdrawal rights may be exercised by dissenting or non-voting shareholders, if a vote of at least 50% of voting shares authorizes us:

•                                          to establish new shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws (our bylaws currently authorize such action);

•                                          to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•                                          to reduce the mandatory distribution of dividends;

•                                          to merge with another company (including if we are merged into one of our controlling companies) or to consolidate, except as described in the fourth paragraph following this list;

•                                          to approve our participation in a centralized group of companies, as defined under the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;

•                                          to change our corporate purpose;

•                                          to terminate a state of liquidation of the corporation;

•                                          to dissolve the corporation;

•                                          to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•                                          to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or

•                                          to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spinoff company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.

In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares, a consolidation or a spinoff of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

The Brazilian Corporation Law allows companies to redeem their shares at their economic value, subject to certain requirements. Since our bylaws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting.

Pursuant to the Brazilian Corporation Law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares on the market. In such cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general securities index in Brazil or abroad admitted to trading on the securities markets, as defined by the CVM, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

E.                                    Taxation

Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a holder which is non-resident or not domiciled in Brazil for Brazilian tax purposes (“Non-Brazilian Holder”). It does not purport to be a comprehensive description of all Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder.

This summary is based upon tax laws of Brazil and administrative and judicial decisions as in effect on the date of this annual report, which are subject to changes (possibly with retroactive effect) and to differing interpretations. You should consult your own tax advisors as to the Brazilian tax consequences of the purchase, ownership and sale of our common shares or ADSs.

Although there is no treaty for the avoidance of double taxation between Brazil and the United States, the tax authorities of the two countries have been having discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of our common shares or ADSs.

For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of common shares or ADSs: (a) Non-Brazilian Holders registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with Central Bank of Brazil Resolution No. 4,373/14 (“4,373/2014 Holders”); and (b) other Non-Brazilian Holders, which include Non-Brazilian Holders who invest in Brazilian companies under Law No. 4,131/1962. As a general rule, 4,373/2014 Holders are subject to a favorable tax regime in Brazil, as described below.

Central Bank of Brazil Resolution No. 4,373/2014 permits foreign investors, defined to include individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain legal and regulatory requirements are fulfilled. The foreign investors must (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) file the appropriate foreign investor registration form; (c) obtain the register as a foreign investor before the Brazilian securities commission; and (d) obtain the register of the foreign investment before the Central Bank of Brazil.

U.S. Federal Income Tax Considerations

This summary describes certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our shares or ADSs by a U.S. holder (as defined below). This summary is based on the Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreements governing our shares and ADSs, and all other related agreements, will be performed in accordance with their terms.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of our shares or ADSs. In particular, this summary is directed only to U.S. holders that hold our shares or ADSs as capital assets and does not address tax consequences to U.S. holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our shares, by vote or value, persons holding our shares or ADSs as part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, and U.S. expatriates. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders, or alternative minimum tax consequences of acquiring, holding or disposing of our shares or ADSs.

As used below, a “U.S. holder” is a beneficial owner of our shares or ADSs that is, for U.S. federal income tax purposes, a citizen or individual resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of our shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Treatment of our ADSs for U.S. Federal Income Tax Purposes

In general, a holder of our ADSs will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying shares that are represented by those ADSs.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status”, the gross amount of any distribution of cash or property with respect to our shares or ADSs that is paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of our shares, or the date the depositary receives the dividends, in the case of our ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of our shares, or the date the depositary receives the dividends, in the case of our ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to our shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the our shares or ADSs will be treated as qualified dividends if:

•                           our shares and ADSs are readily tradable on an established securities market in the United States; and

•                           we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

Our ADSs are listed on the NYSE, effective as of December 10, 2018, and our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are so listed and remain so listed. As described in more detail under “—Passive Foreign Investment Company Status”, below, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable year and will not be a PFIC in our current taxable year. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because our shares are not themselves listed on a U.S. exchange, dividends received with respect to our shares may not be treated as qualified dividends. U.S. holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of our shares.

Dividend distributions with respect to our shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any Brazilian income taxes withheld at the appropriate rate applicable to the U.S. holder from a dividend paid to such U.S. holder. Alternatively, the U.S. holder may deduct such Brazilian income taxes from its U.S. federal taxable income, provided that the U.S. holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. holder’s particular circumstances. Accordingly, U.S. holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. holders that receive distributions of additional shares or ADSs or rights to subscribe for our shares or ADSs as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. holder has the right to receive cash or property, in which case the U.S. holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of our Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Status”, if a U.S. holder realizes gain or loss on the sale, exchange or other disposition of our shares or ADSs, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the shares or ADSs have been held for more than one year. Long—term capital gain realized by a U.S. holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. holder on the sale or other disposition of our shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of the shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian taxes. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, our shares or ADSs.

If a U.S. holder sells or otherwise disposes of our shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares or ADSs are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the shares or ADSs. Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, either:

•                           75 percent or more of our gross income for the taxable year is passive income; or

•                           the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

We believe, and the following discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2018 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year. However, the determination of whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we were a PFIC for any taxable year in which you hold our shares or ADSs, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our shares or ADSs regardless of whether we continued to be a PFIC in any subsequent year, unless you elect to mark your shares or ADSs to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, our shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates, correction indexes and prices of commodities that may affect the financial results of Suzano. In order to manage the impacts in the results in adverse scenarios, the Company has provided procedures for the monitoring of political exposure for the implementation of risk management.

The policies establish the limits and instruments to be implemented with the goal of: (i) protection of cash flow due to currency devaluation, (ii) interest rate exposure mitigation, (iii) reduction in the impacts of commodity price fluctuation and (iv) exchange of debt indexes.

In the process of market risk management, the identification, evaluation and implementation, as well as the contracting of financial instruments for risk protection are performed. The development management area accompanies the fulfillment of the limits established in our policies.

Exchange Rate Risk

As a predominantly exporting company, our results are exposed to exchange variations. As such, fluctuations in the exchange rate, especially with regards to the U.S. dollars, may impact operating results.

We issue debt securities in the international markets as an important part of the capital structure that is also exposed to fluctuations in the exchange rate. The mitigation of these risks comes from our own exports, which creates a natural hedge. Furthermore, we employ dollar sales in futures markets, including strategies with options, as a way to ensure attractive levels of operating margins for a portion of our income. The sales in futures markets are limited to a percent of the currency over the 18-month horizon and, as such, are dependent on the availability of exchange ready for sale in the short-term.

The net exposure of assets and liabilities in foreign currency, which is substantially in U.S dollars, is set forth below:

	December 31,
	2018	2017	2016
	(in millions of R$)
Assets
Cash and cash equivalents	1,144.0	585.5	787.9
Trade accounts receivable	1,661.1	1,544.6	932.3
Derivative financial instruments	493.7	133.9	444.2
	3,298.8	2,264.0	2,164.4
Liabilities
Trade accounts payables	(72.7)	(45.5)	(24.6)
Loans and financing	(26,384.7)	(8,616.8)	(9,367.9)
Liabilities for asset acquisitions	(333.0)	(332.2)	(354.7)
Derivative financial instruments	(1,464.6)	(126.8)	(397.5)
	(28,255.0)	(9,121.3)	(10,144.7)
Liability exposure	(24,956.2)	(6,857.3)	(7,980.3)

Sensitivity Analysis — Foreign Exchange Exposure

For purposes of risk analysis, we use scenarios to evaluate the sensitivity that the variations in active and passive positions, indexed in foreign currency, may suffer. We take as a base case the values recognized in accounting on December 31, 2018 and December 31, 2017 and, from there onwards, appreciations and depreciations are simulated, between 25% and 50%, of the real compared to other foreign currencies. The following table shows the probable values and the variations based on them.

	December 31, 2018
	As of	Effect on income and equity
	Probable	Possible Increase (∆25%)	Remote Increase (∆50%)
	(in millions of R$)

Cash and cash equivalents	1,144.0	286.0	572.0
Trade accounts receivable	1,661.1	415.3	830.6
Trade accounts payables	(72.7)	(18.2)	(36.3)
Loans and financing	(26,384.7)	(6,596.2)	(13,192.4)
Liabilities for assets acquisitions	(333.0)	(83.3)	(166.5)
Derivatives Non Deliverable Forward (“NDF”)	17.0	(137.7)	(275.2)
Derivatives Swap	(853.1)	(2,458.6)	(4,915.3)
Derivatives Options	(134.8)	(2,352.8)	(5,111.2)
	(24,956.2)	(10,945.5)	(22,294.3)

	December 31, 2017
	As of	Effect on income
	Probable	Possible Increase (∆25%)	Remote Increase (∆50%)
	(in millions of R$)

Cash and cash equivalents	585.5	146.4	292.8
Trade accounts receivable	1,544.6	386.2	772.4
Trade accounts payables	(45.5)	(11.4)	(22.8)
Loans and financing	(8,616.8)	(2,154.2)	(4,308.4)
Liabilities for assets acquisitions	(332.2)	(83.0)	(166.1)
Derivatives Swap	(18.7)	(243.4)	(486.7)
Derivatives Options	25.8	(320.2)	(964.5)
	(6,857.3)	(2,279.7)	(4,883.4)

Commodity Price Risk

We are exposed to commodity prices reflected primarily in the sale price of cellulose in the international market. Increases and decreases in production capacities in the global market, as well as the macroeconomic conditions may impact our operational results.

It is not possible to guarantee that prices will remain at levels that are beneficial to our results. We may use financial instruments to mitigate the sales price of part of the production, but in certain cases the employment of price protection for cellulose may not be available.

We are also exposed to international oil prices, reflected in the logistical costs of transportation and commercialization.

On December 31, 2018 there is long position in bunker oil R$5 million to hedge its logistics costs.

	December 31, 2018
	As of	Effect on income
	Probable	Possible Increase (∆25%)	Remote Increase (∆50%)
	(in millions of R$)

Oil Derivatives	(1,140.0)	2,399.0	3,735.0
	(1,140.0)	2,399.0	3,735.0

Sensitivity analysis — Exposure to Commodity Prices

We did not have open assets indexed to commodities in 2018.

Derivatives by Contract Type

As of December 31, 2018 and December 31, 2017 and December 31, 2016, the open positions of derivatives negotiated in the over-the-counter market, grouped by class of asset and reference index, are represented below.

	Notional value in US$millions			Fair value in millions of R$
Consolidated	2018	2017	2016	2018	2017	2016

Cash flow
Exchange hedge
Zero-cost collar (R$vs. US$)	2,340	1,485.0	800.0	(41.1)	25.8	123.1
NDF (R$x US$)	50.0		0.3	6.7	—	0.1
Fixed Swap (US$) vs. CDI	—	50.0	—	—	5.4	—
Fixed Swap CDI vs. (US$)	—	50.0	—	—	(2.5)	—
Subtotal	2,390.0	1,585.0	800.3	(34.4)	28.7	123.2

Commodity hedge
Bunker (oil)	5.3	—	1.5	(1.1)	—	2.9
Subtotal	5.3	—	1.5	(1.1)	—	2.9

Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	752.1	291.7	291.7	(377)	(21.6)	0.7
Swap CDI vs. LIBOR (US$)	—	—	150.0	—	—	(157.8)
Swap Fixed (US$) vs. CDI	—	—	29.5	—	—	(5.7)
Subtotal	752.1	291.7	471.2	(377)	(21.6)	(162.7)

Interest hedge
Swap LIBOR vs. Fixed (US$)	757.1	19.8	46.3	(33.7)	(1.1)	(3.6)
Swap Coupon vs. Fixed (US$)	—	—	220.0	—	—	13.0
Subtotal	757.1	19.8	266.3	(33.7)	(1.1)	9.4

Exchange hedge (1)
Zero cost collar (R$x US$)	700	—	—	(93.7)	—	—
NDF (R$x US$)	100	—	—	10.3	—	—
Subtotal	800	—	—	(83.4)	—	—
Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	1,650.0			(476.1)
Swap LIBOR vs. Fixed (US$)	2,000.0	—	—	(137)	—	—
Total in derivatives	8,349.3	1,896.6	1,539.3	(1,142.8)	6.0	(27.3)
Current assets				352.5	77.1	367.1
Non-current assets				141.5	56.8	77.0
Current liabilities				(596.5)	(23.8)	(250.4)
Non-current liabilities				(1,040.2)	(104.1)	(221.0)
				(1,142.8)	6.0	(27.3)

(1) Derivative contracts related to the Merger.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses it incurs that are related to the establishment and maintenance of our ADS program. The depositary has agreed to reimburse us for our continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse us annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect is annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See discussion at Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Covenants.”

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures: Our management, with the participation of our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rules 13a-15(e)) as of the end of the period covered by this annual report, has concluded that, as of that date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting: This annual report does not include a report of management’s assessment regarding internal control over financial reporting and we are not required to have our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting in this annual report, and they have not done so, due to a transition period established by rules of the Securities and Exchange Commission, or SEC, for newly public companies. This transition period expires by the end of 2018, and therefore, for each fiscal year, beginning with the year end December 31, 2019, we will be required to: (a) evaluate the effectiveness of our internal control over financial reporting as of the end of the fiscal year; (b) report on our conclusion as to its effectiveness in our annual report on Form 20-F; and (c) include in our annual report on Form 20-F our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Suzano’s management has initiated an effort to map and review its processes regarding internal control over financial reporting and engaged with external consultants to implement actions plans in order comply with the regulation mentioned above.

Changes in internal controls: There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Carlos Biedermann, a member of our audit committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of conduct (“Code of Conduct”) that applies to all of our board members, suppliers and employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer. No waiver, either express or implied, of provisions of our Code of Conduct was granted to our chief executive officer, chief financial officer or chief accounting officer in 2018. A copy of our Code of Conduct has been filed as Exhibit 11.1 to this annual report.

Our Code of Conduct addresses, among others, the following topics:

•                  honest and ethical conduct, treating conflicts and misconduct with absolute secrecy;

•                  full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to public communications made by us;

•                  compliance with laws, internal procedures and rules and also rules established by Brazilian and international capital market regulatory agencies; and

•                  the prompt internal reporting of breaches related to our Code to the Ombudsman.

In order to keep the highest governance standards, every two years we review our Code of Conduct to assure that the document is up-to-date and follows best practices and regulations. In 2018, we approved the last revision of our Code of Conduct. All of our employees confirmed their commitment with our Code of Conduct and to undertake to comply with its principles and guidelines while performing their professional activities by signing the statement of commitment attached to our Code of Conduct. A new review of our Code of Conduct is planned to occur in 2019 considering the merger between Suzano and Fibria.

Additionally, we have conducted awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments — our Code of Conduct and the Ombudsman. Video-learning format regarding the anti-corruption policy and our Code of Conduct have been given to all employees in 2018, in order to reinforce the main guidelines and practices established by our Code of Conduct. This training program was mandatory for all of our employees.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers during the fiscal years ended December 31, 2018 and 2017.

Year Ended December 31	2018 (In thousands of reais)	2017 (In thousands of reais)
Audit Fees	14,683.8	2,079.9
Tax Fees	1,156.0	166.0
Audit Related Fees	2,040.0	483.0
All Other Fees	—	—
Total	17,879.8	2,728.9

Audit Fees

Audit fees in 2018 and 2017 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, the reviews of our quarterly financial statements, the review of our subsidiaries, our bond offerings and the review of the new standard IFRS 16 — Leases.

Audit Related Fees

Audit-related fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes to the consulting with IFRS 9 — Financial Instruments, Sarbanes-Oxley (“SOX”) diagnosis.

Tax Fees

Tax fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes to in connection with the consulting services by Drawback, Transfer Price, Recovery of Tax credits abroad and others.

Pre-Approval Policies and Procedures

Neither our board of directors nor our audit committee has established pre-approval policies and procedures for the engagement of our registered public accounting firm for services. Our board of directors expressly approves on a case-by-case basis any engagement of our registered public accounting firm for audit and non-audit services provided to us or our subsidiaries. Any services provided by Pricewaterhousecoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our board of directors in advance of any engagement. Our audit committee provides recommendations to our board of directors regarding any such engagement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. Pursuant to Exchange Act Rule 10A-3(c)(3), a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. We believe that our statutory audit committee complies with these requirements, and intend to rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act.  See Item 6.A. “Directors and Senior Management—Audit Committee” for a description of our statutory audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended December 31, 2018, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Exchange Act, nor we have purchased any of our equity securities.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The significant differences between our corporate governance practices and those required for U.S. listed companies follows below.

Majority of Independent Directors

The NYSE rules require that a majority of a company’s board of directors must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election. However, both the Brazilian Corporation Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. Currently, we do not have a majority of independent directors serving on our board of directors.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. The Brazilian Corporation Law does not have a similar provision. According to the Brazilian Corporation Law, up to one third of the members of a company’s board of directors can be elected by management. In our case, none of our directors serve both as executive officer and director, simultaneously. There is no requirement under Brazilian law that our directors meet regularly in the absence of our executive officers. As a result, our directors do not typically meet in executive sessions.

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and detailing its responsibilities, which include, among others, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to a company. We are not required under applicable Brazilian law to have a nominating committee/corporate governance committee, and accordingly, to date, we have not established such a committee. Our directors are elected by our shareholders at a general shareholders’ meeting. Our corporate governance practices are adopted by all members of our board directors.

Compensation Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non CEO compensation, incentive compensation and equity based plans. We are not required under applicable Brazilian law to have a compensation committee, although we have established an advisory committee (which is not comprised entirely of board members) to advise on certain of these matters. Under the Brazilian Corporation Law, the total amount available for compensation of our directors and executive officers and for profit sharing payments to our executive officers must be established by our shareholders at the annual general meeting. Our board of director is then responsible for determining the compensation and profit-sharing of our executive officers, as well as the compensation of our board and committee members, which is established according to market standards and internal rules of compensation.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, a company’s audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill the requirements of the NYSE and Rule 10A-3. Under the B3 listing rules for its Novo Mercado segment, we are required to have a “statutory audit committee” that complies with CVM rules. The statutory audit committee is an advisory committee of the board of directors, and provides assistance in matters involving accounting, internal controls, financial reporting and compliance. The statutory audit committee also recommends the appointment of our independent auditors to our board of directors and evaluates the effectiveness of internal financial and legal compliance controls. The statutory audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. See Item 6.A, “Directors and Senior Management—Audit Committee” for a description of our statutory audit committee.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian corporate law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We believe that the corporate governance guidelines applicable to us under Brazilian corporate law are consistent with the guidelines established by the NYSE.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We believe our code substantially addresses the matters required to be addressed by the NYSE rules. A copy of our Code of Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Conduct, see Item 16.B “Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Brazilian law does not require that companies maintain an internal audit function. However, as an issuer on the New York Stock Exchange, we maintain an internal audit function. Our internal audit function is under the supervision of our statutory audit committee and is responsible for independently evaluating corporate, forest and industrial processes, verifying compliance with standards and policies adopted by us and analyzing possible cases of irregularities, such as fraud, bribery, corruption, conflicts of interest, insider information, embezzlement and damage to property.

The internal audit is based on the risk matrix, the internal controls matrix and on the views of our management and members of our audit committee. The audit results are reported to our chief executive officer and our statutory audit committee.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-99, incorporated herein by reference.

ITEM 19. EXHIBITS

No.	Description

1.1	Amended Bylaws of Suzano, dated as of April 1, 2019.
3.1

English translation of the BNDESPAR Shareholders Agreement dated as of March 15, 2018, by and among the Suzano Controlling Shareholders, BNDESPAR and Suzano (incorporated by reference to Exhibit 10.1 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).

3.2

English translation of the Suzano Shareholders’ Agreement dated as of September 28, 2017, by and among the Suzano Controlling Shareholders (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).

3.3

English translation of the Suzano Share Transfer Agreement dated as of September 28, 2017, by and among certain of the controlling shareholders of Suzano (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).

8.1	List of Subsidiaries.
11.1	Code of Ethics.
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

The amount of long-term debt securities of Suzano or its subsidiaries authorized under any individual outstanding agreement does not exceed 10% of Suzano’s total assets on a consolidated basis. Suzano hereby agrees to furnish the SEC, upon its request, a copy of any instruments defining the rights of holders of its long-term debt or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, on April 30, 2019.

Suzano S.A.

By:	/s/ Walter Schalka
Name:	Walter Schalka
Title:	Chief Executive Officer

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Suzano S.A. (formerly Suzano Papel e Celulose S.A.) and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2018 and December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and December 31, 2017 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Auditores Independentes
São Paulo, Brazil
April 30, 2019

We have served as the Company’s auditor since 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Suzano S.A.

We have audited the accompanying consolidated statements of income/(loss), comprehensive income/(loss), changes in equity and cash flows of Suzano S.A. and subsidiaries (“the Company”) for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows for the year ended December 31, 2016 of Suzano S.A. and subsidiaries, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

/s/ KPMG Auditores Independentes

São Paulo, Brazil

May 16, 2018

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Consolidated Balance Sheets

	Note	12/31/2018	12/31/2017
			Revised
			(Note 2.4)
Current assets
Cash and cash equivalents	5	4,387,453	1,076,833
Financial Investments	6	21,098,565	1,631,505
Trade accounts receivable	7	2,537,058	2,297,763
Inventories	8	1,853,104	1,198,265
Recoverable taxes	9	296,832	300,988
Derivative financial instruments	4	352,454	77,090
Advances to suppliers	10	98,533	86,499
Other assets		169,175	119,610
Assets held for sale		5,718	11,535

Total current assets		30,798,892	6,800,088

Non-current assets
Recoverable taxes	9	231,498	283,757
Deferred taxes	12	8,998	2,606
Derivative financial instruments	4	141,480	56,820
Advances to suppliers	10	218,493	221,555
Judicial deposits	21.5	129,005	113,613
Receivables from land expropriation	17	63,652	60,975
Other assets		30,283	31,466
		823,409	770,792

Biological assets	13	4,935,905	4,548,897
Property, plant and equipment	15	17,020,259	16,211,228
Intangible assets	16	339,841	188,426
Investments	14	14,338	6,764
		22,310,343	20,955,315

Total non-current assets		23,133,752	21,726,107

Total assets		53,932,644	28,526,195

The accompanying notes are an integral part of the consolidated financial statements.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Consolidated Balance Sheets

	Note	12/31/2018	12/31/2017
			Revised
			(Note 2.4)
Current liabilities
Trade accounts payable	18	632,565	621,179
Loans and financing	19.1	3,425,399	2,115,067
Debentures	19.3	1,297	—
Derivative financial instruments	4	596,530	23,819
Taxes payable		243,835	125,847
Payroll and charges		234,192	196,467
Liabilities for assets acquisitions	24	476,954	83,155
Dividends payable		5,434	180,550
Advance from customers		75,159	92,545
Other liabilities		367,313	280,437

Total current liabilities		6,058,678	3,719,066

Non-current liabilities
Loans and financing	19.1	27,648,657	10,076,789
Debentures	19.3	4,662,156	—
Derivative financial instruments	4	1,040,170	104,077
Liabilities for assets acquisitions	24	515,558	502,831
Provision for contingencies	21	351,270	317,069
Employee benefits	22	430,427	351,263
Deferred taxes	12	1,038,133	1,787,413
Share-based compensation plans	23	124,318	38,320
Other liabilities		37,342	12,756

Total non-current liabilities		35,848,031	13,190,518

Total liabilities		41,906,709	16,909,584

Equity
Share Capital	25.1	6,241,753	6,241,753
Capital reserves		674,221	394,801
Treasury shares	25.3	(218,265)	(241,088)
Retained earnings		2,992,590	2,922,817
Other reserves	25.5	2,321,708	2,298,328
Non-controlling interest in subsidiaries’ equity	14.1	13,928	—
		12,025,935	11,616,611

Total equity and liabilities		53,932,644	28,526,195

The accompanying notes are an integral part of the consolidated financial statements.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Consolidated Financial Statements
Year ended December 31, 2018
In thousands of Brazilian reais (R$), except earnings/(loss) per share

Consolidated Statements of income

	Note	12/31/2018	12/31/2017	12/31/2016

Net sales revenue	27	13,443,376	10,580,673	9,839,162
Cost of sales	29	(6,922,331)	(6,496,304)	(6,563,080)
Gross profit		6,521,045	4,084,369	3,276,082

Operating income (expenses)
Selling expenses	29	(598,726)	(423,325)	(416,310)
General and administrative expenses	29	(825,209)	(528,974)	(427,100)
Equity in earnings of associates	14	7,576	5,872	(7,127)
Other operating income (expenses), net	29	(96,875)	140,510	(1,150,561)
		(1,513,234)	(805,917)	(2,001,098)

Operating profit before net financial income (expenses)		5,007,811	3,278,452	1,274,984

Net financial income (expenses)	26
Financial income		459,707	379,049	2,277,924
Financial expenses		(5,302,220)	(1,397,889)	(1,156,204)
		(4,842,513)	(1,018,840)	1,121,720

Net income before taxes		165,298	2,259,612	2,396,704
Income taxes	12
Current		(586,568)	(202,187)	(188,817)
Deferred		741,084	(236,431)	(530,072)
		154,516	(438,618)	(718,889)

Net income for the year		319,814	1,820,994	1,677,815

Result of the period attributed to the controlling shareholders		319,693	—	—
Result of the period attributed to non-controlling shareholders		121	—	—

Basic earnings per share
Common	25.6	0.29236	1.66804	1.53922

Diluted earnings per share
Common	25.6	0.29199	1.66433	1.53430

The accompanying notes are an integral part of the consolidated financial statements.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Consolidated Financial Statements
Year ended December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Consolidated Statements of Comprehensive income

	Note	12/31/2018	12/31/2017	12/31/2016

Net income for the year		319,814	1,820,994	1,677,815
Items that will not be reclassified to profit or loss
Actuarial gain (loss)	22	(69,305)	4,173	(54,422)
Deferred income taxes on actuarial gain (loss)		23,564	(1,419)	18,503

Item that may be subsequently reclassified to profit or loss

Exchange variation on conversion of financial statements and on foreig investments	14	137,546	38,006	(45,720)

Total comprehensive income		411,619	1,861,754	1,596,176

Result for the year attributed to the controlling shareholders		411,498	1,861,754	1,596,176
Result for the year attributed to non-controlling shareholders		121	—	—

The accompanying notes are an integral part of the consolidated financial statements.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Consolidated Financial Statements
Years ended December 31, 2018, 2017 and 2016
In thousands of Brazilian reais R$, unless otherwise indicated

Consolidated Statements of Changes in Equity

			Capital reserves				Retained reserve
	Note	Share Capital	Tax incentives	Stock options granted	Share issuance costs	Treasury shares	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
Balances on December 31, 2015		6,241,753	75,317	23,091	(15,442)	(288,858)	231,926	469,889	—	—	2,450,083	—	9,187,759	—	9,187,759
Total comprehensive income (loss)
Net income for the year		—	—	—	—	—	—	—	—	—	—	1,677,815	1,677,815	—	1,677,815
Actuarial loss net of deferred taxes		—	—	—	—	—	—	—	—	—	(35,919)	—	(35,919)	—	(35,919)
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	—	(45,720)	—	(45,720)	—	(45,720)
Equity transactions with shareholders:
Stock options granted		—	—	3,341	—	—	—	—	—	—	—	—	3,341	—	3,341
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,515	—	—	—	—	—	—	8,515	—	8,515
Dividends distributed		—	—	—	—	—	—	(300,000)	—	—	—	—	(300,000)	—	(300,000)
Reversal of time-barred dividends		—	—	—	—	—	—	—	—	—	—	26	26	—	26
Allocation of profit for the year:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	—	(53,877)	53,877	—	—	—
Reserve for tax incentives Sudene-reduction of 75%		—	124,085	—	—	—	—	—	—	—	—	(124,085)	—	—	—
Transfer between reserves		—	—	—	—	—	84,600	1,036,985	115,220	—	—	(1,236,805)	—	—	—
Issue of treasury shares to employees		—	—	(6,678)	—	6,678	—	—	—	—	—	—	—	—	—
Minimum mandatory dividends		—	—	—	—	—	—	—	—	—	—	(370,828)	(370,828)	—	(370,828)
Balances at December 31, 2016		6,241,753	199,402	19,754	(15,442)	(273,665)	316,526	1,206,874	115,220	—	2,314,567	—	10,124,989	—	10,124,989
Total comprehensive income (loss)
Net income for the year		—	—	—	—	—	—	—	—	—	—	1,820,994	1,820,994	—	1,820,994
Actuarial gain net of deferred taxes	22	—	—	—	—	—	—	—	—	—	2,754	—	2,754	—	2,754
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	—	38,006	—	38,006	—	38,006
Transactions with shareholders:
Stock option program	23	—	—	1,521	—	—	—	—	—	—	—	—	1,521	—	1,521
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	—	8,514	—	8,514
Treasury shares acquired		—	—	—	—	(82)	—	—	—	—	—	—	(82)	—	(82)
Interest on own capital	25	—	—	—	—	—	—	—	—	—	—	(199,835)	(199,835)	—	(199,835)
Reversal of time-barred dividends		—	—	—	—	—	—	—	—	—	—	29	29	—	29
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	—	(56,999)	56,999	—	—	—
Cancelation of treasury	25.3	—	—	—	—	17,107	—	—	—	—	—	(17,107)	—	—	—
Reserve for tax incentives Sudene-reduction of 75%		—	196,604	—	—	—	—	—	—	—	—	(196,604)	—	—	—
Transfer between reserves		—	—	—	—	—	90,372	1,074,444	119,380	—	—	(1,284,196)	—	—	—
Issue of treasury shares to employees		—	—	(7,038)	—	7,038	—	—	—	—	—	—	—	—	—
Minimum mandatory dividends	25.7	—	—	—	—	—	—	—	—	—	—	(180,280)	(180,280)	—	(180,280)

Balances at December 31, 2017		6,241,753	396,006	14,237	(15,442)	(241,088)	406,898	2,281,318	234,600	—	2,298,328	—	11,616,611	—	11,616,611

Total comprehensive income (loss)
Net income (loss) for the year		—	—	—	—	—	—	—	—	—	—	319,693	319,693	121	319,814
Actuarial gain (loss) net of deferred taxes	22	—	—	—	—	—	—	—	—	—	(45,741)	—	(45,741)	—	(45,741)
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	—	137,546	—	137,546	—	137,546
Transactions with shareholders:
Stock options granted	23	—	—	5,170	—	—	—	—	—	—	—	—	5,170	—	5,170
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,516	—	—	—	—	—	—	8,516	—	8,516
Non-controlling interest arising on business combination	14.1	—	—	—	—	—	—	—	—	—	—	—	—	13,807	13,807
Reversal of time-barred dividends		—	—	—	—	—	—	—	66	—	—	—	66	—	66
Internal changes in equity:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—		—	—	—	—	—	—	(68,424)	68,424	—	—	—
Exercise of share option		—	—	(14,307)	—	14,307	—	—	—	—	—	—	—	—	—
Reserve for tax incentives Sudene-reduction of 75%		—	288,557	—	—	—	—	—	—	—	—	(288,557)	—	—	—
Constitution of special statutory reserve		—	—	—	—	—	—	—	7,882	—	—	(7,882)	—	—	—
Constitution of the legal reserve		—	—	—	—	—	15,917	—	—	—	—	(15,917)	—	—	—
Constitution of a reserve for capital increase		—	—	—	—	—	—	70,940	—	—	—	(70,940)	—	—	—
Complementary Dividends for the year 2017		—	—	—	—	—	—	(29,976)	—	—	—	—	(29,976)	—	(29,976)
Proposed dividends from management		—	—	—	—	—	—	(596,534)	—	596,534	—	—	—	—	—
Dividends subject to approval		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Minimum mandatory dividends	25.7	—	—	—	—	—	—	—	—	—	—	(3,466)	(3,466)	—	(3,466)
Unrealized net revenue of 2017		—	—	—	—	—	—	4,880	62	—	—	(1,355)	3,588	—	3,588
Balances at December 31, 2018		6,241,753	684,563	5,100	(15,442)	(218,265)	422,815	1,730,629	242,612	596,534	2,321,708	—	12,012,007	13,928	12,025,935

The accompanying notes are an integral part of the consolidated financial statements.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Consolidated Financial Statements
Years ended December 31
In thousands of Brazilian reais (R$)

Consolidated Statements of Cash Flows

	Note	12/31/2018	12/31/2017	12/31/2016

Cash and cash equivalents from operating activities

Net (loss) income for the year		319,814	1,820,994	1,677,815

Adjustment to
Depreciation, depletion and amortization		1,563,223	1,402,778	1,403,518
(Income) loss from sale of property, plant and equipment and biological assets	29	(4,523)	(29,005)	(9,767)
Equity in (earnings) loss of unconsolidated companies	14	(7,576)	(5,872)	7,127
Exchange and monetary variations, net		1,446,207	2,273	(1,442,918)
Interest expenses, net		789,670	877,313	1,000,287
Derivative (gains) losses, net	26	2,735,196	(73,271)	(528,839)
Fair value adjustment of biological assets	13	129,187	(192,504)	780,666
Deferred taxes	12	(741,084)	236,431	530,072
Interest on employee benefits	22	35,920	38,022	36,856
Provision for contingencies	21	13,285	35,645	20,498
Share-based compensation plans	23	131,609	33,715	2,808
Allowance for doubtful accounts, net	7	6,450	32,397	17,005
Reversal of/(addition to) provision for discounts		27,681	(9,497)	(35,497)
Provision for (reversal of) inventory losses and write-offs	8	(34,560)	42,027	9,564
Write-off of tax credits	9	—	5,438	—
Provision for losses (impairment) and write-off with property, plant and equipment and biological assets	29	18,103	66,707	316,646
Partial write-off of intangible assets		—	18,845	78,799
Other provisions		75,791	36,049	135,949

Decrease (increase) in assets
Trade accounts receivables		(186,026)	(726,808)	212,908
Inventories		(612,687)	100,119	(47,846)
Recoverable taxes		50,960	8,702	(39,689)
Other current and non-current assets		(11,318)	415,345	(483,406)

Increase (decrease) in liabilities
Trade accounts payables		1,473	63,236	(4,696)
Other current and non-current liabilities		192,566	(230,200)	1,204,144
Tax payable		567,868	864,315	—
Payment of interest		(806,758)	(1,006,869)	(1,102,090)
Other taxes and contributions paid		(135,265)	(598,617)	(545,751)
Income taxes paid		(327,282)	(121,177)	(90,532)
Actuarial liabilities	22.3	(26,061)	(21,595)	(15,410)
Contingencies	21.1	(41,013)	(17,077)	(12,682)

Net cash provided by operating activities		5,170,850	3,067,859	3,075,539

Cash flows from investing activities
Additions to property, plant and equipment	15	(1,251,486)	(859,880)	(885,999)
Additions to intangible assets		(7,217)	(8,054)	(11,640)
Additions to biological assets	13	(1,164,995)	(912,368)	(1,426,699)
Proceeds from sale of assets		95,481	84,694	35,235
Additions (reduction) in financial investments, net		(19,340,022)	687,274	(1,053,381)
Acquisition of subsidiaries, net cash	14.1	(294,473)	—	—

Net cash used in investing activities		(21,962,712)	(1,008,334)	(3,342,484)

Cash flow from financing activities
Proceeds from loans and financing	19.1	20,964,722	2,561,954	5,665,635
Issue of Debentures		4,681,100	—	—
Payment of derivative transactions	4	(1,586,415)	39,695	117,261
Payment of loans and financings	19.1	(3,738,577)	(4,533,736)	(4,853,038)
Payment of dividends		(210,205)	(570,568)	(299,926)
Sale of treasury shares to meet stock-based compensation plan		8,514	8,514	8,514
Liabilities for assets acquisitions	24	(84,090)	(117,865)	(72,364)
Repurchase of treasury shares		—	(83)	—

Net cash (used in) provided by financing activities		20,035,049	(2,612,089)	566,082

Exchange variation on cash and cash equivalents		67,433	14,700	(161,686)

Increase (reduction) in cash and cash equivalents		3,310,620	(537,864)	137,451

Cash and cash equivalents at the beginning for the year	5	1,076,833	1,614,697	1,477,246
Cash and cash equivalents at the end for the year	5	4,387,453	1,076,833	1,614,697

Statement of the increase (reduction) in cash and cash equivalents		3,310,620	(537,864)	137,451

The accompanying notes are an integral part of the consolidated financial statements.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

1.              Company Operations

On April 25, 2019, Suzano Papel e Celulose S.A. was renamed Suzano S.A.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.), (hereinafter referred to as the “Suzano”) and together with its subsidiaries hereinafter referred to as “the Company”, is a publicly-held corporation with registered office in the city of Salvador, state of Bahia, Brazil.

Suzano owns shares traded in B3 S.A. - Brazil, Bolsa, Balcão, Novo Mercado segment under the acronym (SUZB3).

On December 10, 2018, Suzano began trading its American Depositary Receipts (“ADRs”), Level II, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”).

The Bank of New York Mellon is the depositary institution in the United States of America, responsible for issuing the respective depositary shares, at the rate of 1 (one) American Depositary Share (“ADSs”) for each 2 (two) common share and shall operate as a transfer agent.

Suzano ADRs are traded on the New York Stock Exchange (“NYSE”) under the symbol SUZ, CUSIP 86959K105 and ISIN BRSUZBACNOR0 (DR ISIN: US86959K1051).

The Company has 7 (seven) industrial units in the following States of Brazil: 1 (one) in Bahia, 1 (one) in Maranhão, 1 (one) in Ceará, 1 (one) in Pará and 3 (three) in São Paulo.

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and jumbo rolls of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its subsidiaries in Argentina, the United States and Switzerland and its sales offices in China and England.

The Company’s corporate purpose also includes the commercial operation of eucalyptus forest for its own use and for sale to third parties, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

1.1.         Major events in 2018

a)                       Operational events

i)         Export prepayment financial transaction

On December 4, 2018, the Company contracted, through its wholly-owned subsidiary Suzano Pulp and Paper Europe SA (“Suzano Europa”), an export prepayment line, structured in a syndicated form, in the amount of US$ 2,3 billion (equivalent to R$ 8,8 billion) and with a total term of 5 and 4 years grace period and London Interbank Offered Rate (“LIBOR”) + 1.15%. Suzano was the guarantor of the transaction. The new operation does not have financial covenants.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

ii)            Senior Notes Offer (“Notes 2047”)

On November 6, 2018, the Company reopened the issuance of “Senior Notes 2047” and issued on the foreign market, in the amount of US$ 500 million (equivalent to R$ 1,9 billion), with maturing in 29 years and were issued with coupon (interest) of 6.9% per year, which will be paid semi-annually.

iii)           Senior Notes Offer (“Notes 2029”)

On September 17, 2018, the Company issued in the foreign market, through its wholly-owned subsidiary Suzano Austria GmbH (“Suzano Austria”), Senior Notes in the amount of US$ 1 billion (equivalent to R$ 4.7 billion). The Notes mature in 11 years and were issued with a coupon (interest) of 6% per annum, which will be paid semi-annually.

iv)           Resources obtained

On August 27, 2018, the Company capitalized funds of the Export Credit Note (“NCE”) and the Rural Productive Credit (“CPR”) in the amount of R$ 511,000 and R$ 275,000, respectively, maturing in August 2026 and interest rate of 1.03% per annum plus Interbank Deposit Certificate (“CDI”), payable semi-annually.

The net proceeds of NCE will be fully used to finance the Company’s exports and in the case of CPR to finance costing activities. For any amount that is the object of this fund-raising, the Company contracted the corresponding hedge to the exchange rate with a cost of 5.60% of the dollar pre-fixed per year plus exchange variation.

On July 31, 2018, the Company obtained funds in the form of an Export Credit Note in the amount of R$ 770,600, maturing in July 2026 with an interest rate of 0.99% per annum plus CDI, which will be paid semi-annually.

The net proceeds will be fully used to finance the Company’s exports. For all of the volume object of this fund-raising, the Company contracted the respective hedge to the exchange rate with a cost of 5.71% of the dollar pre-fixed per year plus exchange variation.

v)            Auction of the Port of Itaqui in Maranhão - (MA)

On July 27, 2018, the Company participated in the public auction, promoted by National Agency for Waterway Transportation (“ANTAQ”), a regulatory agency, to lease public areas and infrastructure for handling and storage of general paper and pulp. The Company presented the winning proposal for the initial concession of the 53,545 square meters area in the Port of Itaqui (MA) for the period of 25 years.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

The new terminal project, estimated by ANTAQ at R$ 215 million, represents another step in the investment cycle carried out by the Company.

vi)           Debentures - 6th issue

On June 29, 2018, the Suzano issued R$ 4,681,100 in 6th issue, single series, non-convertible debentures maturing in June 2026 with interest rate of 112.50% of CDI.

For this debenture issue, the Company contracted the respective hedge at the exchange rate of 5.74% of the dollar pre-fixed per annum.

vii)          Acquisition of land and forests in the State of São Paulo

On February 5, 2018, Suzano entered into an Agreement for the Purchase of Forestry Assets, Purchase of Rural Properties, Purchase Option and Other Covenants, with Conditions Precedent, with Duratex S.A. (“Duratex”), through itself and its affiliates.

On April 4, 2018, the Administrative Council of Economic Defense (“CADE”) approved this transaction without restrictions. On August 31, the transaction was completed, and the assets acquired were:

(i) Around 9,500 (nine thousand and five hundred) hectares of rural land and one million and 1,200,000 m³ (two hundred thousand cubic meters) of forests, which reflects the potential of production of existing and already implemented forests in the areas acquired, for R$ 308.100 million; and

(ii) Option to purchase, exercised on July 2, 2018, for the acquisition approximately 20,000 twenty thousand hectares of rural properties in the same region and 5,600,000 m³ (five million and six hundred thousand) cubic meters of forests, which reflects the potential of production of existing and already implanted forests, for the price of R$ 749.3 million.

The amount of R$ 532,450 was paid on the respective closing dates and the remaining balance adjusted by the Extended Consumer Price Index (“IPCA”), with maturities of up to 12 months (Note 24).

viii)         Export prepayment facility

On February 8, 2018, the Company contracted, through its wholly-owned subsidiary Suzano Europa, an export prepayment transaction, structured in a syndicated form, in the amount of US $ 750 million, with a total term of 5 years and a 3-year grace period, and the London Interbank Offered Rate (LIBOR) + 1.35%, with Suzano and Suzano Trading Ltd (“Suzano Trading”), also a Suzano subsidiary, as guarantee the operation.

The proceeds were used for the settlement of the export prepayment financial transaction, as well as for the financing of export operations. The new operation brings the cost reduction in

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

dollars, lengthening the average term of the debt, and eliminating financial covenants. The operation reduces borrowing cost in U.S. dollar, extending the average debt term and eliminates financial covenants.

b) Corporate events

i)                      Operation with Fibria Celulose S.A. (“Fibria”)

On March 15, 2018, Suzano Holding S.A., jointly with other controlling shareholders of Suzano (collectively, the “Controlling Shareholders of the Company”), entered into with the controlling Shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. — (“BNDESPAR”) (collectively the “Controlling Shareholders of Fibria”), with Suzano as intervening consenting party, a Commitment to Vote and Assumption of Obligations, whereby the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholding base of the Suzano and of Fibria, through corporate restructuring.

A corporate restructuring was submitted and approved to the shareholders of the Companies, which will result in the following:

(a)  the ownership, by Suzano, of all the shares issued by Fibria; and

(b) in the receipt by the shareholders of Fibria, for each common share issued by Fibria, of:

(i)      R$ 52.50 (fifty-two reais and fifty centavos), restated at the variation of the CDI rate from March 15, 2018 until to the effective payment date, adjusted for anticipated dividends 2018, liquidity a single installment on the date of consummation of the transaction; and

(ii)     0.4611 common shares of Suzano, to be delivered on the date of consummation of the operation.

Shareholders of Fibria holding American Depositary Shares (“ADSs”) will be entitled to receive Suzano ADSs, observing the same exchange ratio.

The shares and ADRs issued by Fibria will no longer be traded on B3 S.A. and the NYSE, respectively.

The consummation of the transaction for the fulfillment of some usual precedent conditions for this type of operation, including the approval by certain competition authorities in Brazil and abroad. The authorizations and approvals were obtained as follows:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

i.        On June 1, 2018, The Federal Trade Commission, a competitive authority in the United States of America, granted early conclusion of the transaction analysis between Suzano and Fibria without restrictions.

ii.       On July 26, 2018, Suzano’s Board of Directors and Fiscal Council approved, among other matters, the conclusion of the Protocol and Justification between Suzano, Fibria Celulose SA and Eucalipto Holding SA, which establishes the terms and conditions of the corporate reorganization that allows the combination of the operations and shareholding bases of Suzano and Fibria.

iii.      On August 8, 2018, the Declaration of Efficiency was issued by the SEC of the United States of America for the registration statement filed by Suzano with the SEC to register their ADRs on the NYSE;

iv.     On August 31, 2018, the State of Administration for Market Regulation (“SAMR”), authority responsible for competition matters in China, approved the operation between Suzano and Fibria without restrictions in China.

v.      On September 6, 2018, the competition authority in Turkey approved the operation between Suzano and Fibria without restrictions.

vi.     On September 13, 2018, at Extraordinary General Meeting (“AGE”), all matters related to the corporate reorganization were approved with a view to combining the operations and shareholder base of the Companies.

vii.    On October 11, 2018, the Company received the notification from Administrative Council for Economic Defense (“CADE”), the Brazilian competition authority, approving without restrictions the transaction involving Suzano and Fibria.

viii.   On November 14, 2018, a decision was issued by the National Water Transportation Agency (“ANTAQ”), which, approved the alteration of the corporate control of Fibria its subsidiaries to the Company.

ix.     On November 29, 2018, the European competition authority, approved the operation between Suzano and Fibria subject to the early termination of the contract for the supply of short-fiber pulp between Fibria and Klabin SA (“Klabin”), within four months after the date of completion of the transaction.

With all previous conditions met, the 45-day deadline for consummation of the transaction was started, when the corporate reorganization was carried out, which includes the following steps:

a)             Capital contribution by Suzano in Eucalipto Holding S.A. (“Holding”) in an amount equivalent to the cash portion to be used for settlement of the Cash Portion in favor of Fibria Shareholders;

b)             Contribution of the Fibria investment by the Shareholders Fibria in the Holding for the amount restated as established in the Shareholders’ Agreement, upon the issuance by the Holding of new Common Shares - ON and Redeemable Preferred — PN.

c)              Redemption of the PN shares by the Holding to the Shareholders of Fibria through payment of the cash installment; and

d)             Merger of the Holding by Suzano, with the issuance and delivery of new common shares - Suzano’s ON shares to Fibria’s Shareholders, replacing the Holding’s ON shares held by them.

The transaction was completed on January 14, 2019 as disclosed in Note 32 i).

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

ii)        Acquisition of company in Tissue segment (Facepa)

On January 19, 2018, Brazil’s antitrust agency CADE approved without restrictions the acquisition of around 92.8% of the total capital of the mill of Facepa — Fábrica de Papel da Amazônia (“Facepa”) by Suzano.

On March 1, 2018, once the above conditions and all the approvals obtained from the relevant governmental authorities were implemented, Suzano acquired 100% of the control of Comércio, Administração e Participações Ltda. (“AGFA”), whose main asset is the 28.8% stake in Facepa, and directly acquired the 64% stake in Facepa’s controlling Shareholders, totaling a 92.8% interest in the share capital.

The total consideration of the transaction was R$ 307,876, being paid at the acquisition date amounted to R$ 267,876 and remaining R$ 40,000 is subject to non-realization of compensable losses by sellers and will be paid in two installments of R$ 20,000, in accordance with the agreement, with maturities in March 2023 and March 2028.

With the acquisition, in addition to Facepa’s units in Belém (PA) and Fortaleza (CE) of tissue, the Company already operates its own sanitary paper units in Mucuri (BA) and Imperatriz (MA). (Note 14.1)

iii)       Acquisition of company in the energy segment (PCH Mucuri)

On February 19, 2018, after the fulfillment of all the conditions precedent and after approval was obtained from competent Government Authorities, the operation for the acquisition of all the shares issued by Mucuri Energética S.A. (“PCH Mucuri”) was concluded. PCH Mucuri owns a small hydroelectric plant located in the Cities of Carlos Chagas and Pavão in the State of Minas Gerais. The amount paid for the acquisition was R$ 48,028. (Note 14.1).

iv)       Maxcel e Itacel

In the concession process in the Port of Itaqui, the following companies participated: Maxcel Empreendimentos e Participações S.A. (“Maxcel”), a wholly owned subsidiary of Suzano, and the Terminal de Celulose de Itaqui (“Itacel”). Maxcel participated as a conduit in the bidding process, having as obligation the constitution of a lessee as Specific Purpose Company (“SPE”). Itacel as well as a concession lessee is an integral subsidiary of Maxcel and is responsible for the operation and storage of pulp in the leased area. The amount invested for the constitution of these subsidiaries is R$ 46,922.

2.              Presentation of the Financial Statements

2.1.         Preparation basis and presentation

The consolidated financial statements was prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

The main accounting polices applied in the preparation of these financial statements are presented in Note 3.

The financial statements were prepared using the historical cost as the basis of value, except for certain assets and liabilities financial and biological assets that are measured at fair value.

The preparation of financial statements requires the use of certain significant accounting estimates and the exercise of judgment by Management in the process of applying accounting practices. The areas requiring a higher level of judgment and which are more complex, as well as areas in which assumptions and estimates are significant for the financial statements, are disclosed in Note 3.1.26.

The Company affirms that all the information relevant to its financial statements is being evidenced and only these, which correspond to those used by the Management for its Administration.

These financial statements were approved by the Company’s Board of Directors on February 21, 2019 and updated by subsequent events through April 30, 2019 as approved by the executive management.

2.1.1.      Consolidated financial statements

The consolidated financial statements were prepared based on the information provided by Suzano and its subsidiaries on the reference date, as well as in accordance with consistent accounting practices.

The subsidiaries are consolidated from the date control is obtained until the date that control ceases to exist. In the case of joint venture with other Companies, these investments are accounted for under the equity method, both in the individual financial statements and in the consolidated financial statements.

The joint operations are companies in which the Company maintains the joint operation, contractually established, over its economic activity and that exists only when the strategic, financial and operational decisions related to the activity require the unanimous consent of the parties that share the control.

In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results.

Companies included in the Company’s consolidated financial statements are the following:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

				Interest in capital (%)
Investee	Nature of the main operation	Country	Type of interest	12/31/2018	12/31/2017
AGFA - Comércio, Administração e Participações Ltda. (“AGFA”) (a)	Investment in Facepa	Brazil	Direct	100%	—
Asapir Produção Florestal e Comércio Ltda (“Asapir”)	Loan agreement	Brazil	Joint Operation	50%	50%
Comercial e Agrícola Paineiras Ltda (“Paineiras”)	Land lease	Brazil	Direct	100%	100%
Eucalipto Holding S.A (“Eucalipto”)	Holding	Brazil	Direct	100%	—
Facepa - Fábrica de papel da Amazônia S.A. (“Facepa”) (a)	Production and sale of tissue paper	Brazil	Direct/Indirect	92.8%	—
Futuragene Brasil Tecnologia Ltda (“Futuragene Brasil”)	Biotechnology research and development	Brazil	Indirect	100%	100%
FuturaGene Ltd (“Futuragene”)	Biotechnology research and development	United Kingdom	Indirect	100%	100%
Ibema Companhia Brasileira de Papel (“Ibema”)	Production and sale of paperboard	Brazil	Joint Venture	49.9%	49.9%
Maxcel Empreendimentos e Participações S.A. (“Maxcel”) (c)	Holding	Brazil	Direct	100%	—
Mucuri Energética S.A. (“PCH Mucuri”) (b)	Energy generation and distribution	Brazil	Direct	100%	—
Ondurman Empreendimentos Imobiliários Ltda (“Ondurman”)	Land lease	Brazil	Direct	100%	100%
Paineiras Logística e Transporte Ltda (“Paineiras Logística”)	Commissioning of road transport	Brazil	Direct	100%	100%
Stenfar S.A. Indll. Coml. Imp. Y. Exp. (“Stenfar”)	Sale of paper and IT materials	Argentina	Direct/Indirect	100%	100%
Sun Paper and Board Limited (“Sun Paper”)	Shared expenses	United Kingdom	Direct	100%	100%
Suzano Áustria GmbH (“Suzano Áustria”)	Capital raising	Austria	Direct	100%	100%
Suzano Luxembourg (“Suzano Luxemburgo”)	Not operational	Luxembourg	Direct	100%	—
Suzano Pulp and Paper America Inc (“Suzano América”)	Sale of pulp and paper	United States	Direct	100%	100%
Suzano Pulp and Paper Europe S.A. (“Suzano Europa”)	Sale of pulp and paper	Switzerland	Direct	100%	100%
Suzano Trading Ltd (“Suzano Trading”)	Sale of pulp and paper	Cayman Islands	Direct	100%	100%
Terminal de Celulose de Itaqui S.A. (“Itacel”)	Port services	Brazil	Indirect	100%	—

(a)           See Note 1.1 b), ii).

(b)           See Note 1.1 b), iii).

(c)           See Note 1.1 b), iv).

2.2.         Functional currency and presentation currency

The information included in the financial statements are measured using the currency of the main economic environment in which the subsidiary operates the (“functional currency”).

The financial statements are presented in Brazilian Real, which is Suzano’s functional currency, and also its presentation currency.

a)  Foreign-currency translation

Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the exchange rate effective on the respective balance sheets dates. Gains and losses resulting from the adjustment of these assets and liabilities, verified between the exchange rate effective on the date of transaction and end of years are recognized as financial income or expenses in the income statement.

b)  Foreign subsidiaries

Foreign subsidiaries prepare their individual financial statements in their functional currency.

The conversion process for the presentation of the consolidated financial statements, assets and liabilities monetary are converted from their functional currency to Reais using the exchange rate of the balance sheet dates and the respective income and expense accounts are determined by the rates monthly average of the exercises. Non-monetary assets and

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

liabilities are translated from their functional currency into Reais at the exchange rate of the date of the accounting transaction (historical rate).

Gains and losses resulting from the exchange variation calculated on the investments in subsidiaries abroad, measured by the equity method and the gains and losses resulting from the exchange variation determined in the conversion process for the consolidation of the Company’s financial statements, are recognized in the caption Other reserves and presented in other comprehensive income in Shareholders’ equity.

The functional currency of foreign subsidiaries are the following:

Subsidiary	Country	Currency name

Suzano Trading	Cayman Islands	U.S. Dollar
Suzano Luxemburgo	Luxembourg
Suzano América	United States
Suzano Áustria	Austria

FuturaGene	United Kingdom	Pound Sterling
Sun Paper

Suzano Europa	Switzerland	Swiss Franc

Stenfar	Argentina	Argentine Peso (a)

(a) Argentina presented a significant increase in inflation indicators in the first half of 2018, accompanied by a high degree of devaluation of the Argentine peso (ARS). On June 14, 2018, the National Institute of Statistics and Censuses of Argentina (“INDEC”) published the price index indicating that the inflation accumulated in the last 3 years exceeded 100%. And as established by IAS 29 — Accouting in a Hyperinflationary Economies, it was possible to conclude that as of July 1, 2018 Argentina was considered as a hyperinflationary economy.

The wholly-owned subsidiary Stenfar is headquartered in Argentina and has applied the requirements of IAS 29. Suzano has recognized the effects of these variations, considered intangible for the purpose of these financial statements, using the equity method, directly reflected in Other Reserves.

2.3.         Presentation of information by operating segment

On December 31, 2018, the Board of Directors has been identified as the Chief operating decision-maker, which is responsible for allocating resources and assessing performance of the operating segments. The operating segments are:

i)  Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff mainly to supply the foreign market, with any surplus sold in the domestic market.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

ii)  Paper: comprises production and sale of paper to meet the demands of both domestic and international markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

2.4.         Revised of comparative figures

The financial statements as of December 31, 2017, presented for comparison purposes, were adjusted for a better presentation and comparison with the information for the period ended December 31, 2018. The reclassifications between items of Current Assets did not change the total of this group and also do not change the total of the Assets. The reclassifications were:

i) Other Assets in the amount of R$ 12,870, related to advances for the acquisition of wood for Advances to Suppliers;

3.              Accounting practices adopted

The financial statements were prepared in accordance with accounting practices consistent with those used in the preparation of the annual financial statements as of December 31, 2017, except for the application of the new accounting pronouncements as of January 1, 2018, as described below. However, even with the application of the new pronouncements, there was no material impact on the financial statements, as already expected and mentioned in the financial statements as of December 31, 2017

3.1       Principal accounting policies

3.1.1                     Cash and cash equivalents

Cash and cash equivalents includes balances of cash, banks and highly liquid investments maturing within 90 days from their initial contracting date, which are subject to insignificant risk of change in their value.

3.1.2                     Financial assets and liabilities

a)            Overview

Financial instruments are recognized as of the date the Company becomes party of financial instruments contractual provisions. These are initially recorded at their fair value, plus transaction costs which are directly attributable to their acquisition or issuance, except for the financial assets and liabilities classified under the fair value through profit or loss category, where these costs are directly recorded as financial income. Their subsequent measure occurs every balance sheet date according to IFRS standards for each type of financial assets and liabilities category.

The Company does not adopt hedge accounting.

The fair value of financial instruments actively traded on the organized markets is determined based on the market quotes on the balance sheets closing dates. In the lack of an active market, the fair value is determined through valuation techniques, which include the use of

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

recent market arm’s length transactions, benchmark to the fair value of similar financial instruments, discounted cash flows analysis or other valuation models.

The gain or loss on the initial recognition of financial assets and liabilities arising from the difference between the fair value and the present value of the cash flows of the instrument discounted by the contractual rate, called “day one profit or loss”, is recognized in the income statement proportional to the term of the transaction, until the entire amount is considered at maturity, in case the fair value is not observable directly in the open market.

The adoption of IFRS 9 Financial Instruments as of January 1, 2018 resulted in the updating of accounting policies, however, there was no material impact or adjustments due to the new standard.

IFRS 9 replaces the provisions of IAS 39 that refer to recognition, classification and measurement of financial assets and liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The transition method adopted by the Company was the retrospective transition model with modification, of which, the respective pronouncement becomes effective in the Company’s balance sheet as of the effective date, in the case, as of January 1, 2018, and the comparative figures are not altered to reflect the accounting practice adopted by the Company.

In relation to the change in classification and measurement brought by IFRS9, financial assets classified in 2018 and amortized cost in the previous year (2017) were classified as “loans and receivables”, with initial and subsequent measurements identical to the accounting practice current.

b)                 Financial assets

Classification and measurement

The Company classifies its financial assets in the following categories: (a) amortized cost and (b) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired, as explained below:

i.                                         Amortized cost

The financial assets held by the Company are: (i) to receive contractual cash flow and not for sale with realization of profits and losses; and (ii) the contractual terms of which give rise, on specific dates, cash flows of payments of principal and interest on the principal amount outstanding.

Includes balance of cash and cash equivalents and trade accounts receivable. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on the income statement.

ii.                                      Financial assets measured at fair value through profit or loss

This category includes financial assets held for trading, assets designated in the initial recognition at fair value through profit or loss and derivatives. They are classified as held for trading if originated with the purpose of sale or repurchase in the short term and measured at

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

their fair value at every balance sheet date. Interest rates, exchange variation and those variations deriving from fair value valuation are recognized as financial income or Expenses in the Income statement when incurred.

c)                                     Financial liabilities

Financial liabilities are classified between the categories below according to the nature of financial instruments contracted or issued:

i.               Financial liabilities measured at fair value through profit or loss

These include financial liabilities usually traded before maturity, liabilities designated in the initial recognition at fair value through profit or loss and derivatives. They are measured by their fair value at every balance sheet date. Interest rates, monetary restatement, exchange variation and those variations deriving from fair value valuation, where applicable, are recognized in the income statement when incurred.

ii.            Liabilities at amortized cost

Loans and financing are initially recognized at fair value, net of any attributable transaction costs, and subsequently presented at amortized cost using the effective interest rate method. Interest, monetary restatement and exchange variation, when applicable, are recognized in income, when incurred.

3.1.3                     Trade accounts receivable

Trade accounts receivable are recorded at nominal value billed at the date of sale in the normal course of business of the Company, adjusted to the present value when applicable, plus exchange variation when denominated in foreign currency. Due to the average term of receipt of the securities, their value corresponds to the fair value. If the term of receipt is equivalent to one year or less, the accounts receivable are classified in Current assets. Otherwise, they are presented in Non-current assets.

Beginning January 1, 2018, with the adoption of IFRS 9 - Financial Instruments, the Company selected the expected loss model at the time of billing based on the use of a provisions matrix with a simplified approach. Until December 31, 2017, the impairment was determined based on the less incurred. When necessary, based on individual analysis, the provision for expected loss is supplemented. The adoption of this new methodology did not have a material impact on the income statement.

3.1.4                    Inventories

Inventories are shown at the lowest value between average acquisition or production cost, net of recoverable taxes, and its net realizable value. Imports in transit are presented at the cost incurred until the balance sheet date. Cost of wood transferred from biological assets is equivalent to its fair value plus harvest and freight costs.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

The balance of inventories is presented net of estimated losses established to support impairment losses identified or estimated by Management.

3.1.5                     Non-current assets held for sale

Non-current assets held for sale are classified as such if it is highly probable that they will be recovered primarily through sale instead of their continuous use and when sale is highly probable.

They are measured by the lowest amount between their book value and their fair value less selling expenses.

Possible impairment loss is initially allocated to goodwill, in the case of investment, and then to remaining assets and liabilities. Losses arising from this valuation are recognized in profit or loss. Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

3.1.6                     Biological assets

The Company’s biological assets are reforested eucalyptus forests, with a training cycle between planting and harvesting of approximately seven years, measured at fair value.

In determining the fair value, the discounted cash flow method was used according to the projected productivity cycle of these assets. Significant assumptions in determining the fair value of biological assets are stated in Note 13. The measurement of the fair value of biological assets is made on a semi-annual basis, since it considers that this interval is sufficient for there to be no significant lag in the fair value of the assets registered in its financial statements.

The gain or loss on the variation of the fair value of the biological assets is recognized in the income statement for the period in which they occur, under other operating income / expenses. The value of the biological asset depletion is measured by the amount of the biological asset depleted (harvested) and measured at its fair value.

3.1.7                  Investments

Investments are represented by interests in other companies controlled, jointly controlled and joint venture, evaluated by the equity method. Foreign exchange variation on investments abroad is classified as other reserves in shareholders’ equity and realized on the disposal or write-off of the investment.

Gains or losses arising from transactions between these Companies are eliminated in the consolidation for equity accounting purposes and in the consolidated balance sheet.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

3.1.8                     Business combination

Business combinations are accounted for using the acquisition method when control is transferred to the Company. The consideration is measured at fair value, as well as identifiable net assets acquired.

Gains on an advantageous purchase are recognized immediately in the result. The transaction costs are recorded in the income statement as incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as debt reduction or equity, respectively.

Goodwill calculated on a business combination transaction is annually tested for impairment or when an indicator of impairment is identified.

Transactions in the acquisition of shares with shared control over the net assets traded apply complementary guidance to IFRS 3 - Business Combination, IFRS 11 - Joint Arrangements and IAS 28 - Investments in Associates and Joint Ventures.

Based on the equity method, investment in a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted for recognition of changes in the Company’s share in the joint venture’s Shareholders’ equity as of the acquisition date. The goodwill relating to the joint venture, if any, is included in the carrying amount of the investment, but is not an intangible asset and can not be amortized.

Other intangible assets identified in the transaction should be allocated in proportion to the Company’s interest, by the difference between the carrying amounts recorded in the Company and its fair value calculated (value of the assets) and are amortized, if applicable.

3.1.9                     Property, plant and equipment

Property, plant and equipment items are recorded at the cost of acquisition or construction, net of recoverable taxes, including interest and other financial charges incurred during the project design or development, less accumulated depreciation and accumulated impairment losses, when incurred.

Items of property, plant and equipment are depreciated using the straight-line method in the profit or loss statement of the year, based on the economic-useful life of each item (Note 15) and leased assets are depreciated for the shorter period between the estimated useful life of the asset and the term of the agreement.

On December 31, 2018 the Company revised the useful life of its assets based on use and estimated use of assets and did not identify the need for adjustments to the used economic useful life.

Maintenance and repair expenses of key industrial equipment that do not significantly increase the useful life of these assets, referred to as General Stoppage costs, are recorded directly is the income statement in the year when they are incurred in Costs of goods sold.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

3.1.10              Intangible assets

i)                     Goodwill based on expected future profitability

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill should be attributed to one or more Cash Generating Units (“CGU’s”), which are subject to impairment tests at least once a year and it’s not amortized.

ii)                  Intangible assets with defined useful life

Other intangible assets acquired by the Company that have defined useful lives are measured at cost, less amortization based on the useful lives and accumulated impairment losses, when incurred.

3.1.11              Impairment of non-financial assets

Assets with indefinite useful life, such as goodwill, are not subject to amortization and are tested annually to identify possible need for impairment. Goodwill impairment is reviewed annually or more frequently if events or changes in circumstances indicate possible impairment.

Assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the book value cannot be recovered. An impairment loss is recognized when the book value of an asset exceeds its recoverable value, which is the highest between the fair value of an asset less its disposal costs and value in use.

For the purposes of impairment assessment assets are grouped in the lowest levels for which cash in flows are identified separately CGU. For this test, goodwill is allocated to the CGU or groups of CGU that should benefit from the business combination from which the goodwill originated, and are identified according to the operating segment.

Non-financial assets, except goodwill, which have been adjusted for impairment, are reviewed subsequently for analysis of a possible reversal of impairment on the balance sheet date. Goodwill impairment recognized in the income statement should not be reversed.

3.1.12              Dividends and interest on own capital

At the end of the year, the distribution of dividends or interest on own Capital is recognized as a liability, based on the corporate law and the Company’s bylaws, up to the limit of mandatory minimum dividends, unless declared earlier. If declared after the date of the balance sheet, the excess portion of the dividends declared by Management is presented under the heading Dividends proposed, together with the reserves of profits in stockholders’ equity. When the excess amount is approved by the shareholders the portion is then transferred to the current liabilities.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

3.1.13              Other assets and liabilities (current and non-current)

Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity and its cost or value can be measured reliably.

A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.

3.1.14              Trade accounts payable

Trade accounts payable are obligations payable for goods or services that were acquired in the normal course of business. They are classified as current liabilities if payment is due in up to one year, or non-current liabilities if payable in a longer term.

They are initially recognized at their fair value and, subsequently, measured at amortized cost using the effective tax rate method, if applicable.

3.1.15              Loans and financing

Loans and financing are initially recognized at their fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost. Any difference between the amounts raised (net of transaction costs) and the total amount payable is recognized in the statement of income during the period in which the loans are outstanding, using the effective tax rate method.

Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer the settlement of liabilities for at least 12 months after the balance sheet date.

General and specific loan costs directly attributed to the acquisition, construction or production of a qualified asset, which is an asset that necessarily demands a substantial period of time to be ready for use or sale, are capitalized as a part of the cost of asset when it is probable that they will result in future economic benefits for the entity and that these costs may be measured with reliability. Other loan costs are recognized as expense in the period they are incurred.

3.1.16              Current and deferred income tax and social contribution

The current and deferred income tax and social contribution are calculated based on the tax laws in force on the balance sheet date in countries where the Company operates, and are recognized in the income statement, except at the proportion they are related with items directly recorded in Shareholders’ equity.

Deferred income tax and social contribution are recognized using the balance sheet method on temporary differences between the tax bases of assets and liabilities and their amounts in the financial statements, except in business combinations whose initial recognition of an asset or liability does not affect the accounting or tax result.

Current and deferred tax assets and liabilities are presented net in balance sheet when there is the legal right and intention to offset them upon the calculation of current assets, and when they are related to the same tax authority and the same legal entity.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Deferred income tax and social contribution assets arising from tax losses, tax credits and unused deductible temporary differences are recognized when it is probable that future profits subject to taxation will be available to be used against such assets.

Deferred income tax and social contribution assets are revised at each reporting date and will be derecognized as their realization is no longer probable.

3.1.17              Contingent assets and liabilities

Contingent assets are not recorded. They only become active and are recorded when their realization is virtually certain and especially in the case of judicial disposals, when judicial decisions favorable to the Company have been res judicata and the amount can be measured with safety.

For contingent liabilities, the following criteria are observed: (i) contingent liabilities with remote probability of loss assessment, are not provisioned or disclosed; (ii) contingent liability with possible probability of loss assessment, no provision is recorded, however, they are disclosed in the notes to the financial statements.

3.1.18              Provisions

Provisions are recognized when: (i) the Company has a current and constructive obligation as a result of past events; (ii) it is probable that an outflow of funds is necessary to settle the obligation; and (iii) the value can be estimated with reliability. Provisions do not include future operating losses.

3.1.19              Employee benefits

The employee benefits are evaluated by an independent actuary and reviewed by Management in order to determine the commitments with health care plans and life insurance provided to active employees and retirees, at the end of each year.

Actuarial gains and losses are recognized directly in Shareholders’ equity. The interest incurred on the actuarial liability is recorded directly in the income statement under financial expenses.

3.1.20              Share based payments

The Company’s executives and managers receive their compensation partially as share-based payment plans to be settled in cash and shares, and alternatively in cash.

Plan-related expenses are firstly recognized in the income statement as a corresponding entry to financial liabilities during the vesting period (grace period) when services will be rendered. The financial liability is measured by its fair value every balance sheet date and its variation is recorded in the income statement as administrative expenses.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

However, at the option exercise date, if such options are exercised by executive in order to receive Company shares, financial liabilities are reclassified to a shareholders’ equity account called “Stock options reserve”. In case of option exercise paid in cash, the Company settles the financial liability.

3.1.21              Government grants and assistance

Government grants and assistance are recognized when it is reasonably certain that the conditions established by the granting Governmental Authority were observed and that these subsidies will be obtained. These are recorded as revenue or expense deduction in the income statement for the period of enjoyment of benefit and subsequently are allocated to the tax incentives reserve under Shareholders’ equity.

3.1.22              Adjustment at present value of assets and liabilities

The measurement of the discounting to the present value is made on the initial recognition of short and long-term monetary assets and liabilities recognized as material. For the purposes of recording and determining materiality, the present value adjustment is calculated taking into account contractual cash flows and explicit interest rates, and implicit interest rates in certain cases, of respective assets and liabilities.

3.1.23              Share Capital

Common shares are classified under Shareholders’ equity.

Incremental costs directly attributable to the issue of new shares or options are stated under shareholders’ equity as a deduction from the amount raised, net of taxes.

3.1.24              Revenue recognition

The Company adopted IFRS 15 - Revenue from Contracts with Clients as of January 1, 2018, which resulted in changes in accounting policies, opting for the modified transition method, whose comparative figures were not restated. There was no material impact or adjustments in January 1st , 2018 due to the new standard.

The Company follows the conceptual framework of the revenue recognition standard that is based on the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations in contracts; (iii) transaction price determination; (iv) allocation of the transaction price to the performance obligation provided for in the contracts and (v) recognition of revenue when the performance obligation is met.

Revenue is recognized when there is no longer a performance obligation to be met by the Company, therefore, when the control of the products is transferred to the customer and the customer has the ability to determine its use and obtain substantially all the benefits of the product.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

In the previous years, sales revenue was recognized when its amounts can be measured reliably, significant risks and rewards inherent to the product were transferred to the buyer, that is, the Company no longer had any relation with the goods sold and it was probable that the economic benefits will be generated for the Company. Revenues were not recognized if there was significant uncertainty to their realization. Operating revenue from product sales were stated at their net amounts excluding taxes, returns, unconditional discounts and bonus to clients.

a)                 Sale of products

The recognition of revenue from domestic sales and foreign of pulp and paper is based on the following principles:

(i) Internal market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, either at the carrier’s premises or at its own premises, whereby ownership benefits are transferred and the performance obligation is met.

(ii) Foreign market - export orders are usually serviced by third-party warehouses located near strategic markets; sales are mostly made on credit. The export contracts establish the International Trade Terms (“Incoterms”) applicable to each transaction, which are also used to define the transfer of control of the goods.

b)                 Sale of energy

•                  Energy produced in the pulp production process in the Mucuri and Imperatriz units

Revenue from this sale is considered as a by-product and deducted from the cost of the main product in these units.

•                  PCH Mucuri

Suzano’s wholly-owned subsidiary, is engaged in the generation and sale of electricity. Revenues from the sale of electricity, considered immaterial for the purpose of these financial statements, are presented under other operating income.

3.1.25              Leases

Financial leasing contracts usually involve fixed assets and the Company holds substantially all the risks and benefits of the asset. The asset is recognized at the lower of the present value of the minimum mandatory installments of the contract and the fair value of the asset, plus, when applicable, the initial direct costs incurred and depreciated by the lower of the useful life of the asset or contract term. The corresponding obligations, net of financial charges, are presented under the heading of Loans.

The portion of the lease paid is allocated, part of the liability and part of the financial burden, so that a constant rate is obtained on the balance of the outstanding debt. Financial interest is

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

recognized in income for the period during the period of the lease to produce a constant periodic rate of interest on the remaining balance of the liability in each period.

Operating liquidation contracts (net of any incentives received from the lessor) are recognized in the income statement of the period when payment of the contract installments.

3.1.26              Critical estimates, judgments and accounting assumptions

When preparing these financial statements, Management used estimates, judgments and accounting assumptions about the future affecting the application of the Companies’ accounting practices and the amounts of assets, liabilities, income and expenses.  Actual results may differ from such estimates.

The Company reviews its estimates and assumptions continuously and any change thereof is prospectively recognized.

See below information on judgments and assumptions used while applying accounting policies that have significant effects on the amounts recognized in the financial statements and which have significant risk of causing material adjustment:

i.                        Fair value measurement

The Company selects methods and uses judgments in the assumptions for determining the fair value as well as defining the sensitivity analysis scenarios.

When measuring the fair value of an asset or liability, the Company uses market data as much as possible. Fair values are classified at different hierarchy levels based on the inputs used for valuation techniques (Note 4.7).

Significant changes in the assumptions used may affect the Company’s equity position.

Additional information on the assumptions used to measure relevant fair values are included in the following notes to the financial statements:

a)             Note 4 — Financial instruments and risks;

b)             Note 13 — Biological assets;

c)              Note 23 — Share-based compensation plans.

ii.                     Financial Instruments (derivatives and non-derivatives)

In order to determine the fair value of financial instruments that are not traded on an active market, valuation techniques are used by the Company.

The Company uses recent operations contracted with third parties, reference to other instruments that are substantially similar, cash flow analysis and others that have the minimum

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

possible information generated by the Administration. The Company also uses its judgment to define the scenarios presented in the sensitivity analysis (Note 4).

iii.                Biological assets

The discounted cash flow methodology is used to calculate the fair value of forest biological assets, whereby several critical economic and forest assumptions are made with a high level of judgment (Note 3.1.6 and 13).

The critical assumptions used in the calculation of fair value include: (i) Annual Average Increase (“IMA”) - Due to the exposure of forests to climatic conditions, pest risk, fires and other risk factors that may impact on the estimated production of future forest wood; (ii) Discount rate - Due to the macroeconomic assumptions and market risk that are not under the control of the Company; and (iii) Selling price - market conditions are related to the level of supply and demand of the wood in each region.

iv.               Useful life and recoverable value of tangible and intangible assets

The useful life of relevant tangible assets was defined by management and in the specifications of machine and equipment manufacturers, at the operational level of industrial units and the quality of preventive and corrective maintenance. The intangible assets with defined useful life are defined by management. These estimated involves a high degree of judgment and uncertainties.

If events or changes in circumstances occur that indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows, Management adjusts the balance to its recoverable amount.

v.                  Deferred income tax and social contribution

The recognition and amount of deferred tax assets depend on the future generation of taxable income, which requires the use of estimates related to the Company’s future performance.

These estimates are part of a long-term plan, which is reviewed annually by Management and submitted to Board of Directors for the approval. This plan is drawn up using several macroeconomic variables, such as exchange and interest rates; variables in the market segment, such as curves of expected offer/supply and projected sale prices; operating variables, such as expected production costs and volumes. This set of variables evidences the Company’s level of judgment regarding the expected materialization of these assumptions and uncertainties.

Management understands that, based on projected results and recorded results, the realization of deferred credit assets is probable (Note 12).

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

vi.               Actuarial liability

The Company has actuarial commitments of post-employment benefits related to health insurance for former employees. These commitments and costs depend on a series of economic and demographic assumptions, mainly discount rates, long-term inflation, variation in medical and hospital costs, and variability in the actuarial table used, which imply some level of judgment regarding the assumptions adopted.

These estimates are reviewed annually by management and can differ from the actual results due to changes in market and economic conditions (Note 22).

vii.            Provisions and Contingencies

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel and are subject to a high level of judgment (Note 21).

3.2       New standards, revisions and interpretation not yet in force.

The following accounting standards / interpretations have been issued and approved by the International Accounting Standards Board (“IASB”), which are not yet in force and the Company did not adopt them in advance for the preparation of this financial statements. The new standards are presented below:

i) IFRS 16 - Leasing operations

This standard replaces the existing guidance in IAS 17 and essentially determines that lessees will have to recognize future liabilities in their liabilities and their right to use the leased asset for practically all lease agreements, financial and operating leases have the same accounting treatment, and certain short-term or low-value contracts fall outside the scope of this new standard. The standard is applicable as of January 1, 2019.

The Company will adopt IFRS 16 on January 1, 2019 using a modified retrospective approach that results in the prospective application of the standard. The modified retrospective approach does not require updating the accounting information of the previous period.

In adopting IFRS 16, the Company recognizes the lease liabilities in relation to the contracts that meet the definition of lease, in accordance with the principles of the new standard. These liabilities will be measured at the present value of the remaining lease payments, discounted based on the incremental loan rate on January 1, 2019. Assets associated with the right of use will be measured at the amount equal to the lease liability on January 1, 2019 , with no impact on retained earnings.

In the initial adoption, the Company will use the following practical expedients allowed by the standard:

a) The use of a single discount rate for a portfolio of leases with fairly similar characteristics;

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

b) Leases whose maturity will occur within 12 months of the date of initial adoption of the standard, accounting will be as short-term leases (directly in the income statement);

c) The accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value; and

d) The use of past perception in determining the lease term, when the agreement contains options to extend or terminate the lease.

The adoption of the standard will result in the recognition of rights-of-use assets and lease liabilities in the estimated amount of R$ 1,112,615 on January 1, 2019. The greater impact produced by this standard is related to the recognition in the balance of the lease agreements of land used for the formation of eucalyptus forests, with deadlines of up to 3 cycles of forest formation, around 21 years. The amounts calculated up to the closing of these financial statements, which represent an increase in liabilities and in the right to use assets, are presented below:

Asset	Present value of liabilities (a)		Discount rate (b)
Land	R$	990,928	5.78%
Property	R$	18,452	5.78%
Machine and Equipment	R$	103,235	5.13%
Total	R$	1,112,615

(a) Net tax liability

(b) To determine the discount rates, quotes were obtained from financial institutions for contracts with characteristics and average terms similar to the lease agreements.

ii) IFRIC 23:  Uncertainty over Income Tax Treatments

The standard clarifies the way of accounting for tax positions related to Income Tax and Social Contribution. This rule is applicable when there are uncertainties as to the acceptance of the treatment by the Fiscal Authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

IFRIC 23 does not introduce new disclosures but reinforces the need to comply with existing disclosure requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) the potential impact of uncertainties that are not reflected in the financial statements. The standard is applicable as of January 1, 2019.

The Company has evaluated the changes introduced by this new standard and based on the analyzes carried out, did not identify material changes that have an impact on its financial statements.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

The transition method adopted by the Company is the retrospective transition model with modification, from which, the respective pronouncement becomes effective in the Company’s balance sheet as of the date of adoption, in the case, January 1, 2019, and the comparative figures are not altered to reflect the accounting practice adopted by the Company.

4.              Financial Instruments and Risks

4.1                 Management of financial risks

a)                 Overview

The Company’s Management is focused on generating consistent and sustainable results over time. Factors of external risk related to fluctuations in market prices, exchange variations and volatility of macroeconomic indexes may introduce an unwelcome level of volatility in the Company’s cash flows and income statement. To manage this volatility, in a way that does not distort or hinder its consistent growth over a long time, Suzano has policies and procedures for managing market risk.

These policies aim to: (i) protect the Company’s cash flows and assets against fluctuations in the market prices of raw material and products, exchange rates and interest rates, price and adjustment indexes, or other assets or instruments traded in liquid or other markets (“market risk”) to which the value of the assets, liabilities and cash flows are exposed; and (ii) optimize the process of contracting financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds used to contract inefficient operations. All financial transactions entered into by the Company have the objective of protecting it against existing exposures, with the assumption of new risks prohibited, except those arising from its operating activities.

The process to manage market risk comprises the following sequential and recurring phases: (i) identification of risk factors and the exposure of the value of the assets, cash flows and results of the Company to market risks; (ii) measuring and reporting the values at risk; (iii) evaluating and formulating strategies for managing market risks; and (iv) implementing and monitoring the performance of strategies.

The Company uses liquid financial instruments: (i) does not contract leveraged operations or other forms of embedded options that change its purpose of protection (hedge); (ii) it does not have double indexed debt or other forms of implied options; and (iii) does not have any operations that require margin deposits or other forms of collateral for counterparty credit risk.

The main financial risk factors considered by Management are:

•                  Liquidity risk;

•                  Credit risk;

•                  Currency risk;

•                  Interest rate risks;

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

•                  Risk of changes in commodity prices; and

•                  Capital risk.

The Company does not apply hedge accounting. Therefore, all results (gains and losses) from derivative operations (settled and outstanding) are fully recognized in the Consolidated Statements of income/(loss), as presented in Note 26.

b)                 Measurement

Transactions with financial instruments with higher liquidity are recognized in the Company’s financial statements and presented below. During the year there were no reclassifications between categories.

	Note	12/31/2018	12/31/2017

Assets

At fair value through profit or loss
Financial investments	6	21,098,565	1,631,505
Derivative financial instruments	4.3	493,934	133,910

At amortized costs
Cash and cash equivalents	5	4,387,453	1,076,833
Trade accounts receivable	7	2,537,058	2,297,763

		28,517,010	5,140,011

Liabilities

At amortized cost (a)
Trade accounts payable	18	632,565	621,179
Loans and financing	19.1	31,074,056	12,191,856
Debentures	19.3	4,663,453	—
Liabilities for asset acquisition and subsidiaries	24	992,512	585,986

At fair value through profit or loss
Derivative financial instruments	4.5	1,636,700	127,896

		38,999,286	13,526,917

(a)         In 2017, it was classified as “loans and receivables”

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

c)                  Fair value versus book value

The financial instruments included in the balance sheets, are presented at their contractual amounts. Financial investments and derivative contracts, used exclusively for hedging purposes, are valued at fair value.

In order to determine the market values of assets or financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair value of interest rate swaps and indexes is calculated as the present value of their future cash flows discounted at the current interest rates available for operations with similar remaining terms and maturities. This calculation is based on the quotations of B3 and ANBIMA for interest rate operations in reais and the British Bankers Association and Bloomberg for Libor rate transactions. The fair value of forward or forward exchange contracts is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.

In order to determine the fair value of assets or financial instruments traded in over-the-counter or liquid markets, a number of assumptions and methods based on normal market conditions (not for liquidation or forced sale) are used at each balance sheet date, including the use of option pricing models such as Black & Scholes, and estimates of discounted future cash flows. The fair value of oil bunker pricing contracts is obtained based on the Platts index.

The result of the trading of financial instruments is recognized at the closing or contracting dates, where the Company undertakes to buy or sell these instruments. The obligations arising from the contracting of financial instruments are eliminated from our financial statements only when these instruments expire or when the risks, obligations and rights arising therefrom are transferred.

The comparison between the fair value and the book value of the outstanding financial instruments can be shown as follows:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018		12/31/2017
	Book Value	Fair Value	Book Value	Fair Value

Assets
Cash and cash equivalents	4,387,453	4,387,453	1,076,833	1,076,833
Financial investments	21,098,565	21,098,565	1,631,505	1,631,505
Trade accounts receivable	2,537,058	2,537,058	2,297,763	2,297,763
Derivative financial instruments (a)	493,934	493,934	133,910	133,910

	28,517,010	28,517,010	5,140,011	5,140,011

Liabilities
Trade accounts payables	632,565	632,565	621,179	621,179
Loans and financing (a)	31,074,056	35,326,676	12,191,856	13,755,352
Debentures	4,663,453	4,957,382	—	—
Liabilities for asset acquisitions and subsidiaries (a)	992,512	948,522	585,986	564,292
Derivative financial instruments (a)	1,636,700	1,636,700	127,896	127,896

	38,999,286	43,501,845	13,526,917	15,068,719

(a)         Current and non-current

4.2                    Liquidity risk

The Company’s guidance is to maintain a strong cash and financial investment position to meet its financial and operating obligations. The amount kept as cash is used for payments expected in the normal course of its operations, while the surplus amount is invested in highly liquid financial investments.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are undiscounted, and include contractual interest payments, therefore, may not be reconciled with the amounts disclosed in the balance sheet.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	632,565	632,565	632,565	—	—	—
Loans and financing	31,074,056	45,997,323	4,818,397	3,672,268	16,850,840	20,655,818
Debentures	4,663,453	8,022,759	340,044	419,401	1,521,757	5,741,556
Liabilities for asset acquisitions and subsidiaries	992,512	1,099,331	495,862	100,715	316,730	186,023
Derivative financial instruments	1,636,700	2,149,710	790,679	736,715	465,853	156,462
Other accounts payable	404,655	404,655	367,314	37,341	—	—

	39,403,941	58,306,342	7,444,861	4,966,440	19,155,180	26,739,859

	12/31/2017
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	621,179	621,179	621,179	—	—	—
Loans and financing	12,191,856	15,897,299	2,704,902	2,686,542	4,930,467	5,575,388
Liabilities for asset acquisitions and subsidiaries	585,986	713,723	95,284	9,698	187,686	421,055
Derivative financial instruments	127,896	97,412	24,092	63,971	9,349	—
Other accounts payable	293,193	293,193	280,436	12,757	—	—

	13,820,110	17,622,806	3,725,893	2,772,968	5,127,502	5,996,443

4.3                              Credit risk

The Company has sales and credit policies, determined by the Management, which aim to mitigate any risks arising from their clients’ default. This is achieved through meticulous selection of the client portfolio, which takes into account payment capacity (credit analysis) and diversification of sales (risk pooling), as well as the guarantees or financial instruments contracted to reduce these risks, such as credit insurance policies, both for exports and domestic sales.

The Company’s credit evaluation matrix is based on an analysis of the qualitative and quantitative aspects for determining credit limits to clients on an individual basis. After analyses, they are submitted for approval according to established hierarchy. In some cases, the approval from the management’s meeting and the Credit Committee is applicable.

The Company, in order to mitigate credit risk, maintains its financial operations diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.

The book value of financial assets representing the exposure to credit risk on the date of the financial statements was as follows:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	Note	12/31/2018	12/31/2017

Assets
Cash and cash equivalents	5	4,387,453	1,076,833
Financial investments	6	21,098,565	1,631,505
Trade accounts receivable	7	2,537,058	2,297,763
Derivative financial instruments		493,934	133,910

		28,517,010	5,140,011

The Other Parties, mostly financial institutions with whom the Company conducts transactions classified under cash and cash equivalents, financial investments and derivatives financial instruments, are rated by the rating agencies. The risk rating is as follows:

	Cash and cash equivalents and financial investments		Derivative financial instruments
Risk rating (a)	12/31/2018	12/31/2017	12/31/2018	12/31/2017

AAA	19,736,151	2,168,810	141,296	65,510
AA+	5,257,518	169,881	—	51,231
AA	68,207	207,925	259,711	3,143
AA-	422,899	113,623	—	14,026
A	80	45,753	51,281	—
A-	1,160	2,330	—	—
BB	2	16	41,646	—

	25,486,018	2,708,338	493,934	133,910

(a) We use the Brazilian Risk Rating and the rating is given by agencies Fitch Ratings, Standard & Poor’s and Moody’s.

The risk rating of trade accounts receivable is as follows:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018	12/31/2017

Low Risk (a)	2,447,184	2,262,628
Average Risk (b)	66,587	21,016
High Risk (c)	60,466	52,859
	2,574,237	2,336,503

(a)         Not past due and delay up to 30 days

(b)         Overdue between 30 and 90 days

(c)          Overdue more than 90 days and renegotiated with the client or with security interest.

Part of the above amounts do not consider part of the supplementary Allowance for Doubtful Accounts calculated on an individual basis for each customer in default of R$ 37,179 and R$ 38,740 an December 31, 2018 and 2017, respectively.

4.4       Market risk

The Company is exposed to several market risks, the main ones being the variation in exchange rates, interest rates, inflation rates and commodity prices that may affect its results and financial situation.

To reduce the impacts on results in adverse scenarios, the Company has processes to monitor exposures and policies that support the implementation of risk management.

The policies establish the limits and instruments to be implemented for the purpose of: (i) protecting cash flow due to currency mismatch, (ii) mitigating exposure to interest rates, (iii) reducing the impacts of fluctuation in commodity prices, and (iv) change of debt indexes.

The market risk management process comprises identification, assessment and implementation of the strategy, with the actual contracting of adequate financial instruments.

4.4.1. Exchange rate risk

The contracting of financing and the currency derivative policy of the Company are guided by the fact that around 70% of net revenue comes from exports with prices negotiated in U.S. dollar, while most of the production costs is tied to the Brazilian real (BRL). This structure allows the Company to contract export financing in U.S. dollar and to reconcile financing payments with the flows of receivables from sales in foreign market, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

In addition, the Company contracts short positions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Sales in the futures market are limited to a percentage of the net surplus foreign currency (net

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

exposure) over an 18-month time horizon and therefore are matched to the availability of currency for sale in the short term.

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. dollars, are demonstrated below:

	12/31/2018	12/31/2017

Assets
Cash and cash equivalents	1,143,968	585,541
Trade accounts receivable	1,661,108	1,544,633
Derivative financial instruments	493,685	133,910

	3,298,761	2,264,084

Liabilities
Trade accounts payables	(72,680)	(45,548)
Loans and financing	(26,384,721)	(8,616,807)
Liabilities for asset acquisitions and subsidiaries	(333,049)	(332,193)
Derivative financial instruments	(1,464,569)	(126,781)

	(28,255,019)	(9,121,329)

Liability exposure	(24,956,258)	(6,857,245)

Foreign denominated balances are primarily denominated in US Dollars.

Sensitivity analysis — foreign exchange exposure

For market risk analysis, the Company uses scenarios to jointly evaluate the long and short positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts already booked, as they reflect the translation into Brazilian reais on the base date of the balance sheet.

The other scenarios were created considering the depreciation of the Brazilian real against the U.S. Dollar at the rates of 25% and 50%.

This analysis assumes that all other variables, in particular interest rates, remain constant, the following table presents the potential impacts on results assuming these scenarios:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018
	As of	Effect on Income and Equity
	Probable	Possible Increase ( ∆ 25%)	Remote Increase ( ∆ 50%)

Cash and cash equivalents	1,143,968	285,992	571,984
Trade accounts receivable	1,661,108	415,277	830,554
Trade accounts payables	(72,680)	(18,170)	(36,340)
Loans and financing	(26,384,721)	(6,596,180)	(13,192,361)
Liabilities for asset acquisitions	(333,049)	(83,262)	(166,524)
Derivatives Non Deliverable Forward (“NDF”) (a)	17,041	(137,748)	(275,191)
Derivatives Swap (a)	(853,141)	(2,458,607)	(4,915,329)
Derivatives Options (a)	(134,784)	(2,352,766)	(5,111,182)

		(10,945,465)	(22,294,390)

(a) For the notional values of the derivatives, see Note 4.5

4.4.2 Interest rate risk

Fluctuations in interest rates could result in increase or decrease in costs of new financing and operations already contracted.

The Company constantly seeks alternatives to use financial instruments in order to avoid negative impacts on its cash flows.

Given Libor’s risk of extinction over the next few years the Company has negotiating its contracts with clauses that envisage the discontinuation of the interest rate. The majority of the debt already has some clause of substitution of the rate by a reference index or interest rate equivalent, for the contracts that do not have a specification a clause of renegotiation between the parties was added. The derivative contracts linked to Libor envisage that there will be a negotiation between the parties for the definition of a new rate or an equivalent fee will be provided by the calculation agent.

Over the next few years, until Libor expires, the company will actively work to reflect an equivalent replacement rate in all of its contracts

Sensitivity analysis — exposure to interest rates

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: CDI, Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and London Interbank Offered Rate (“LIBOR”) may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimates of the Management.

This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The other scenarios were developed considering appreciation of 25% and 50% in the market interest rates. The following table shows the potential impacts on the results in the event of these scenarios:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018
	As of	Effect on Income and Equity
	Probable	Possible Increase ( ∆ 25%)	Remote Increase ( ∆ 50%)

CDI
Cash and cash equivalents	3,243,485	53,931	108,701
Financial investments	19,049,284	316,741	638,412
Loans and financing	(4,078,631)	316,741	638,412
Debentures	(4,663,453)	(374,854)	(453,602)
Derivative Swaps	(853,141)	866,857	1,746,549
Derivative Options	(134,813)	(74,269)	(146,411)

		1,105,149	2,532,061

Special System for Settlement and Custody (“SELIC”)
Financial investments	2,049,281	34,074	68,679

		34,074	68,679

TJLP
Loans and financing	(213,178)	(3,597)	(7,195)

		(3,597)	(7,195)

LIBOR
Loans and financing	(13,038,092)	(88,855)	(177,709)
Derivative Swap	(170,708)	238,030	471,025

		149,176	293,316

This sensitivity analysis should be analyzed in the context of the subsequent event described in Note 32. a.), since a substantial part of that balance was consumed in payment of the Fibria transaction.

4.4.3 Commodity price risk

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the operating results.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

It is not possible to guarantee that the price will be maintained at levels favorable to the results. The Company can use financial instruments to reduce the sale price of a part of its production; however, at times, contracting a hedge for pulp price may not be available.

The Company is also exposed to international oil prices, which reflects on logistical costs for selling to the export market.

On December 31, 2018 there is long position in bunker oil R$ 5 million to hedge its logistics costs. (December 31, 2017, there is no long position in bunker oil)

	12/31/2018
	Probable	Possible Increase ( ∆ 25%)	Remote Increase ( ∆ 50%)
Oil derivative	(1,140)	2,399	3,735
	(1,140)	2,399	3,735

4.5                     Derivative financial instruments

The Company determines the fair value of derivative contracts and recognizes that these amounts can differ from the amounts realized in the event of early settlement. The amounts reported by the Company are based on an estimate and using data provided from a third party, which is reviewed by Management.

a)                    Outstanding derivatives by type of contract

On December 31, 2018 and 2017, the consolidated positions of outstanding derivatives are presented below:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	Notional value in US$		Fair value
	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Cash flow
Undesignated exchange hedge
Zero-cost collar (R$ vs. US$)	2,340,000	1,485,000	(41,122)	25,822
NDF (R$ x US$)	50,000	—	6,749	—
Fixed Swap (US$) vs. CDI	—	50,000	—	5,356
Fixed Swap CDI vs. US$	—	50,000	—	(2,485)
Subtotal	2,390,000	1,585,000	(34,374)	28,693

Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	752,110	291,725	(377,020)	(21,562)
Subtotal	752,110	291,725	(377,020)	(21,562)

Interest hedge
Swap LIBOR vs. Fixed (US$)	757,143	19,841	(33,663)	(1,117)
Subtotal	757,143	19,841	(33,663)	(1,117)

Hedge de Commodity (a)
Swap Bunker	5,344	—	(1,140)	—
Subtotal	5,344	—	(1,140)	—

Total in derivatives (Cash Flow)	3,904,597	1,896,566	(446,196)	6,014

Fibria’s operation
Undesignated exchange hedge
Zero cost collar (R$ x US$)	700,000	—	(93,692)	—
NDF (R$ x US$)	100,000	—	10,287	—
Subtotal	800,000	—	(83,405)	—

Debt hedge
Exchange hedge
Swap CDI x Fixed (US$)	1,650,000	—	(476,121)	—
Subtotal	1,650,000	—	(476,121)	—

Interest hedge
Swap Libor x Fixed (US$)	2,000,000	—	(137,044)	—
Subtotal	2,000,000	—	(137,044)	—

Total in derivatives (Fibria’s operation)	4,450,000	—	(696,570)	—

Total in derivatives	8,354,597	1,896,566	(1,142,766)	6,014

Current assets			352,454	77,090
Non-current assets			141,480	56,820
Current liabilities			(596,530)	(23,819)
Non-current liabilities			(1,040,170)	(104,077)

			(1,142,766)	6,014

(a) The commodity hedge amount was contracted through the subsidiary Suzano Trading.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on the agreed dates.

Contracts outstanding on December 31, 2018 are over-the-counter operations without any margin or early settlement clause imposed due to mark-to-market variations.

Each existing contract and respective protected risks are described below:

i) CDI Swap x Fixed US$: positions in conventional swaps by changing the rate of Interbank Deposits (DI) by pre-fixed dollar rate. The objective is to change the debt index in Reais to dollars;

ii) NDF US$: Positions sold in futures contracts of dollars, with the purpose of protecting the cash flow of exports.

iii) Swap Fixed US$ x CDI: positions in conventional swaps exchanging pre-fixed rate variation in dollars by Interbank Deposits (DI) rate. The objective is to revert debts in dollars to Reais;

iv) Swap LIBOR x Fixed: positions in conventional swaps exchanging post-fixed rate for a pre-fixed rate in dollars. The objective is to protect the cash flow of variations in the US interest rate;

v) Zero-Cost Collar: positions in an instrument consisting of the simultaneous combination of the purchase of put options and the sale of US dollar call options, with the same principal and maturity, in order to protect the cash flow of exports. This strategy establishes an interval where there is no deposit or receipt of financial margin on the position adjustments.

vi) Swap Bunker (oil): positions purchased in oil bunker, with the objective of protecting logistics costs related to the contracting of maritime freight.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

b)                  Fair value by maturity date

Derivatives mature as follows:

Maturity of	Net Fair value
derivatives	12/31/2018	12/31/2017

In 2018	—	53,270
In 2019	(244,069)	(16,064)
In 2020	(180,333)	(31,192)
In 2021	87,851	—
In 2022	83,692	—
In 2023	80,052	—
In 2024	82,963	—
In 2025	(486,958)	—
In 2026	(565,964)	—

	(1,142,766)	6,014

c)                   Long and short position of outstanding derivatives

On December 31, 2018 and 2017, the consolidated positions of outstanding derivatives are presented below:

	Notional value			Fair value
	Currency	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Debt hedge
Assets
Swap CDI vs. Fixed (US$)	R$	8,722,620	950,000	119,178	22,525
Swap LIBOR vs. Fixed (US$)	US$	2,757,143	19,841	—	65,517
Subtotal				119,178	88,042

Liabilities
Swap CDI vs. Fixed (US$)	US$	2,402,110	291,725	(972,319)	(44,087)
Swap LIBOR vs. Fixed (US$)	US$	2,757,143	19,841	(170,707)	(66,634)
Subtotal				(1,143,026)	(110,721)

Total swap agreements				(1,023,848)	(22,679)

Cash flow
Zero-cost collar (US$ vs. R$)	US$	3,040,000	1,485,000	(134,814)	25,822
Swap Fixed (US$) vs. CDI	US$	—	50,000	—	5,356
NDF (R$ x US$)	US$	150,000	—	17,036	—
Swap Bunker	US$	5,344	—	(1,140)	—
Swap CDI x Fixed (US$)	US$	—	50,000	—	(2,485)
Subtotal				(118,918)	28,693

Total in derivatives				(1,142,766)	6,014

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

d) Settled derivatives

In the year ended December 31, 2018 and 2017, the consolidated positions of settled derivatives were as follows:

	Cash paid / Received amount (In thousand of R$)
	12/31/2018	12/31/2017

Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	(110,271)	28,159
NDF (R$ vs. US$)	(1,235,448)	11,110
NDF (MXN vs. US$)	—	39
Subtotal	(1,345,719)	39,308

Commodity hedge
Bunker (oil)	—	2,631
Subtotal	—	2,631

Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	19,145	78,411
Swap Fixed (US$) vs. CDI	—	(8,809)
Swap CDI vs. Libor (US$)	—	(162,769)
Subtotal	19,145	(93,167)

Interest hedge
Swap LIBOR vs. Fixed (US$)	(4,939)	(2,588)
Swap Coupon vs. Fixed (US$)	—	15,824
Subtotal	(4,939)	13,236

Total in derivatives (a)	(1,331,513)	(37,992)

(a) On December 31, 2018, there was a payment of the derivative premium in the amount of R$ 254,902 and on December 31, 2017 there was a receipt of R$ 77,687 of unhedged options and, therefore, are not presented in the table above.

4.6       Capital management

The main objective of Company’s capital Management is to ensure and maintain a solid credit rating, in addition to mitigating risks that may affect capital availability in business development.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

The Company monitors constantly significant indicators, such as:

i) consolidated financial leverage index, which is the total net debt divided by adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”);

ii) management of contractual financial covenants, maintaining safety margin to not exceed these covenants. Management prioritizes new loans denominated in the same currency of its main cash generation source, in order to obtain a natural hedge in the long term for its cash flow. The Company manages its capital structure and makes adjustments based on changes in economic conditions.

	12/31/2018	12/31/2017

Loans and financing	31,074,056	12,191,856
Debentures	4,663,453	—
(-) Cash and financial investments	(25,486,018)	(2,708,338)
Net debt	10,251,491	9,483,518

Shareholders’ equity controlling	12,012,007	11,616,611
Shareholders’ equity non-controlling	13,928	—
Shareholders’ equity and net debt	22,277,426	21,100,129

This sensitivity analysis should be analyzed in the context of the subsequent event described in Note 32 a), since a substantial part of that balance was consumed in payment of the Fibria transaction.

4.7                    Fair value hierarchy

The financial instruments and other financial statement items assessed at fair value are presented in accordance with the levels defined below:

All the information relevant to Company’s financial statements, and only this information, is reported and corresponds to that used by the Management for its activities.

•        Level 1 — Prices quoted (unadjusted) in active markets for identical assets or liabilities;

•        Level 2 — Inputs other than the prices quoted in active markets included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•        Level 3 — Inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018
	Fair value	Level 1	Level 2	Level 3

Assets
Financial investments	21,098,565	14,933,513	6,165,052	—
Derivative financial instruments	493,934	—	493,934	—
Biological assets (a)	4,935,905	—	—	4,935,905
	26,528,404	14,933,513	6,658,986	4,935,905

Liabilities
Derivative financial instruments	1,636,700	—	1,636,700	—
	1,636,700	—	1,636,700	—

	12/31/2017
	Fair value	Level 1	Level 2	Level 3

Assets
Financial Investments	1,631,505	—	1,631,505	—
Derivative financial instruments	133,910	—	133,910	—
Biological assets (a)	4,548,897	—	—	4,548,897
	6,314,312	—	1,765,415	4,548,897

Liabilities
Derivative financial instruments	127,896	—	127,896	—
	127,896	—	127,896	—

(a) Changes in fair value of biological assets and other details regarding assumptions used to measure such values are shown in Note 13.

4.8                    Guarantees

The Company is guaranteed by letters of credit and credit insurance policies. As of December 31, 2018, the consolidated operations of accounts receivable indexed to exports amounted to US$ 365 million, equivalent to R$ 1,417,026 at that date (December 31, 2017 US$ 429 million, equivalent to R$ 1,421,446).

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

5.                   Cash and Cash Equivalents

	12/31/2018	12/31/2017

Cash and banks
Local currency	28,233	19,124
Foreign currency	1,123,533	583,604
	1,151,766	602,728
Financial investments
Local currency	3,215,252	472,168
Foreign currency	20,435	1,937
	3,235,687	474,105

	4,387,453	1,076,833

Financial investments in local currency are low risk and highly liquid and correspond to investments indexed to the CDI. On December 31, 2018, the interest rates on financial investments ranged of 99.46% of CDI index (December 31, 2017, the interest rates ranged 110.60% of CDI index).

6.                   Financial Investments

	12/31/2018	12/31/2017

Financial assets measured at fair value through profit or loss held for trading
Investment funds (a)	14,933,513	1,593,066
Bank Deposit Certificates (“CDB”) (b)	4,115,771	38,439
Government Securities (c)	2,049,281	—

	21,098,565	1,631,505

(a)         Investment funds invest in fixed income instruments, diversified between private institution bonds and government bonds, are remunerated at a rate between 99.19% and 100.17% of CDI index rate on December 31, 2018. Investment portfolios are frequently monitored by the Company for the purpose of checking compliance with the investment policy, which seeks low risk and high liquidity of securities. The risk classification of these assets is described in Note 4.3.

(b)         Bank Deposit Certificates (“CDBs”) were remunerated on average at 101.37% of the CDI (December 31, 2017, was remunerated at 102.48%).

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(c)          Government securities are investments in Treasury Financial Letter (“LFT”) remunerated at 100% of the SELIC rate.

7.                   Trade Accounts Receivable

7.1 Breakdown of balances

	12/31/2018	12/31/2017

Domestic customers
Third parties	853,684	735,627
Receivables Investment Fund (“FIDC”) (a)	22,299	25,825
Related parties	36,727	28,652

Foreign customers
Third parties	1,661,527	1,546,399

Allowance for doubtful accounts	(37,179)	(38,740)

	2,537,058	2,297,763

(a) In 2017 the Company created the FIDC, that is a vehicle with the purpose with of acquiring credit rights originated from sales made by Suzano to facilitate credit to certain clients. FIDC is an investment fund that acquires receivables and securities representing credit rights. The FIDC has a two year term with renew rights under certain conditions. On December 31, 2018 Suzano has a co-obligation and retains substantial credit risk, accordingly Suzano recorded an accounts receivable of R$ 22,299 and a liability of R$ 22,054 net of transaction costs. (Note 19). (December 31, 2017 R$ 25,825 and R$ 24.665 respectively).

7.2 Past due securities

	12/31/2018	12/31/2017
Past due:
Up to 30 days	291,050	67,239
From 31 and 60 days	54,845	16,066
From 61 and 90 days	10,982	3,949
From 91 and 120 days	7,446	2,831
From 121 and 180 days	6,285	9,423
Over 180 days	47,262	39,905
	417,870	139,413

% Total overdue receivables.	16%	6%

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

7.3 Changes in allowance for doubtful accounts

	12/31/2018	12/31/2017

Balance at beginning of the year	(38,740)	(44,517)
Credits accrued in the period	(11,578)	(38,486)
Credits recovered in the period	5,128	6,089
Credits definitively written-off from position	8,993	36,726
Exchange variation	(982)	1,448
Balance at the end of the year	(37,179)	(38,740)

The Company has guarantees for overdue securities in its commercial transactions, through credit insurance policies, letters of credit and collateral. Part of these guarantees is equivalent to the need to recognize allowance for doubtful accounts, in accordance with the credit policy (Note 4.3).

8.                   Inventories

	12/31/2018	12/31/2017
Finished goods
Pulp
Domestic	167,317	82,008
Foreign	485,226	198,380
Paper
Domestic	227,303	207,059
Foreign	67,872	67,223
Work in process	52,882	63,797
Raw materials	626,150	399,086
Spare Parts	226,354	180,712

	1,853,104	1,198,265

As of December 31, 2018, inventories are net of estimated losses in the amounts of R$ 33,195 (December 31, 2017, R$ 51,911).

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

8.1 Changes in provision for losses

	12/31/2018	12/31/2017

Balance at the beginning of the year	(51,911)	(28,206)
Constitution/Reversal of provisions	(4,732)	(31,482)
Write-off inventories (a)	23,447	7,777

Balance at the end of the year	(33,195)	(51,911)

(a) In 2018, it refers substantially to the definitive write-off (non-recurring losses) with raw material in the production process.

The additions and reversals of estimated and direct losses are recognized in the statement of income under the item Cost of the product.

In the year ending December 31, 2018, additional write-offs for specific projects were directly recognized in the income statement in the amount of R$ 29,828 (On December 31, 2017 was R$ 7,687).

No inventory item was given as guarantee or liability guarantee for the years presented.

9.                   Recoverable taxes

	12/31/2018	12/31/2017

Withholding tax and prepaid income tax and social contribution	103,939	58,823
PIS and COFINS - on acquisition of fixed assets (a)	55,518	58,767
PIS and COFINS - other operations	12,426	50,077
ICMS - on acquisition of fixed assets (b)	78,154	71,603
ICMS - other operations (c)	215,361	280,384
Reintegra Program (d)	48,879	71,376
Other taxes and contributions	24,845	4,298
Provision for the impairment of ICMS credits (e)	(10,792)	(10,583)

	528,330	584,745

Current assets	296,832	300,988
Non-current assets	231,498	283,757

(a)                                 Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Credits whose realization is linked to the depreciation period of the corresponding asset.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

(b)                                 Value-added Tax on Sales and Services (“ICMS”) - Credits from the entry of goods destined for property, plant and equipment are recognized in the ratio of 1/48 from the entry and on a monthly basis, as per the bookkeeping of ICMS Control on Property, Plant and Equipment — CIAP.

(c)                                  ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products.  Credits are concentrated in the state of Maranhão, where the Company realizes the credits through “Transfer of Accrued Credit” (sale of credits to third parties), after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market.

(d)                                 Special Regime of Tax Refunds for Export Companies (“Reintegra”). Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, in order to make them more competitive on international markets. The Brazilian law 13,670/2018 changes the Reintegra rate from 2% to 0.10% as of June 2018.

(e)                                  Provision for discount on sale to third parties of accrued credit of ICMS in item “c” above.

The Company is the plaintiff in lawsuits that discuss the right to deduct ICMS from the basis of calculation of PIS and COFINS contributions, which have not yet become final and unappealable, including any changes in the applicable legislation after the enactment of Law n° 12,973/2014.

Due to a favorable ruling issued in the writs of the writ of mandamus, which is still pending final judgment, the Company, legally protected, initiated the exclusion of ICMS from the basis of calculation of said contributions as of the month of August 2018.

The PIS and COFINS credit recoverable will be duly accounted for after the final judgment of the actions of which it is an Author and taking into consideration the terms of the understanding of the Federal Supreme Court in the general repercussion on Extraordinary Appeal n° 574,706, still pending completion.

10.            Advances to suppliers

	12/31/2018	12/31/2017
Advance to Suppliers

Forestry development program (a)	231,063	237,466
Advance for the purchase of finished product	—	33,324
Advance to suppliers (b)	85,963	37,264
	317,026	308,054

Current assets	98,533	86,499
Non current assets	218,493	221,555

(a)                                 The Forestry development program consists of an incentive partnership scheme for regional forest production, where independent producers plant eucalyptus in their own land to supply the agricultural product (wood) to Suzano. Suzano provides eucalyptus seedlings, input subsidies, and cash advances, and the latter are not subject to valuation at present value since they will be settled, preferably, in forests. In addition, the Company

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

supports producers through technical advice on forest management but does not have joint control over decisions effectively implemented.

At the end of the production cycles, the Company has contractually guaranteed the right to make an offer to purchase the forest and/or wood for market value, however, this right does not prevent producers from negotiating the forest and / or wood with other market participants, provided that the incentive amounts are fully paid.

(b)                                 Advances to suppliers for the purchase of third-party materials, services and timber.

11.            Related parties transactions

For transactions with related parties, it is determined that the usual market prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

Related parties	Type of operation	Type of interest
Bexma Comercial Ltda. (“Bexma”)	Administrative expenses	Controlled by key management personnel
Bizma Investimentos Ltda. (“Bizma”)	Investment fund management	Controlled by key management personnel
Central Distribuidora de Papéis Ltda. (“Central”)	Sale of paper	Controlled by close family personnel
Ibema Cia Brasileira de Papel (“Ibema”)	Sale of paper	Joint venture
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável (“Ecofuturo”)	Social services	Controlled by key management personnel
IPLF Holding S.A. (“IPLF”)	Shared corporate costs and expenses	Controlled by key management personnel
Lazam MDS Corretora e Adm. Seguros S.A. (“Lazam-MDS”)	Insurance advisory and consulting	Controlled by key management personnel
Mabex Representações e Participações Ltda. (“Mabex”)	Aircraft services (freight)	Controlled by key management personnel
Nemonorte Imóveis e Participações Ltda. (“Nemonorte”)	Real estate advisory	Controlled by key management personnel
Suzano Holding S.A. (“Holding”)	Grant of suretyship and administrative costs	Immediate Parent

11.1              Balance Sheets and Transactions on December 31, 2018

	Assets		Liabilities
	Current		Current
	Trade			Income Statement
Item of balance sheet	receivables		Trade payables	Income		Expenses

Administrators	—		—	541		—
Holding	3		128	901		(13,624)
IPLF	—		—	4		—
Nemonorte	—		—	—		(491)
Bexma	1		—	10		—
Lazam - MDS	—		—	—		(31)
Ecofuturo	—		33	2		(4,186)
Ibema	36,721	(a)	1,643	116,566	(a)	(9,314)
Bizma	2		—	16		—
Mabex	—		—	—		(390)
	36,727		1,804	118,040		(28,036)

(a) Pulp and paper sales operations.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

11.2              Balance Sheets and Transactions on December 31, 2017

	Assets		Liabilities
	Current		Current
	Trade			Income Statement
Item of balance sheet	receivables		Trade payables	Income		Expenses
Administrators	—		—	221		—
Holding	—		141	374		(14,177)
IPLF	—		—	28		—
Central	—		—	4,056		—
Nemonorte	—		—	—		(1,233)
Mabex	—		—	—		(294)
Bexma	—		—	13		—
Lazam - MDS	—		—	—		(372)
Ecofuturo	4		45	5		(3,789)
Ibema	28,628	(a)	6,954	83,706	(a)	(38,707)
	28,632		7,140	88,403		(58,572)

(a) Pulp and paper sales operations.

11.3              Management compensation

In the year ending December 31, 2018 and 2017, expenses related to the compensation of key management personnel which include the Board of Directors, the Audit Committee, Fiscal Council and Board of Executive Officers, in addition to certain executives, recognized in the statement of income for the year, are shown below:

	12/31/2018	12/31/2017	12/31/2016
Short-term benefits
Salary or compensation	48,663	24,774	20,593
Direct and indirect benefits	2,828	2,959	1,997
Bonus	16,752	26,819	20,181
	68,243	54,552	42,771

Long-term benefits
Share-based compensation	62,150	33,554	29,323
	62,150	33,554	29,323

	130,393	88,106	72,094

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory “13th

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

salary” bonus), and payroll charges (company share of contributions to social security — INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, grocery voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key Management members, in accordance with the specific regulations (see Note 23).

12.            Current and deferred taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Deferred income and social contribution taxes are originated as follows:

	12/31/2018	12/31/2017

Income tax loss carryforward	310,293	575,248
Social contribution tax loss carryforward	6,627	29,830
Provision for tax, civil and labor liabilities	101,667	103,631
Temporary differences provision (operational and others)	286,616	203,831
Exchange variation losses (net) - payable on a cash basis for tax purposes	534,093	82,793
Losses on derivatives	291,254	29,943
Unrealized profit	227,830	103,376
Other temporary differences	15,579	8,674

Non-current assets	1,773,959	1,137,326

Tax benefit of goodwill - goodwill not amortized for accouting purposes	13,161	10,063
Property, plant and equipment - deemed cost adjustment	1,552,579	1,603,987
Tax accelerated depreciation	1,196,182	1,183,115
Other temporary differences	41,172	124,968
Non-current liabilities	2,803,094	2,922,133

Total non-current assets, net	8,998	2,606
Total non-current liabilities, net	1,038,133	1,787,413

The income tax loss carryforward, negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (IRPJ).

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is shown below:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018	12/31/2017

Tax loss carryforward	1,241,172	2,300,993
Social contribution tax loss carryforward	73,633	331,445

12.1 Reconciliation of the effects of income tax and social contribution on profit or loss

	12/31/2018	12/31/2017

Net income (loss) before taxes	165,297	2,259,612
Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(56,201)	(768,268)

Tax effect on permanent differences:
Taxation on profit of subsidiaries abroad	(160,252)	(104,918)
Tax incentive - Reduction SUDENE (a)	261,910	196,604
Equity method	2,576	1,996
Taxation difference - Subsidiaries (b)	62,813	151,504
Credit related to Reintegra program	37,627	39,180
Interest on own capital	—	67,944
Higher taxation on foreign subsidiaries	(2,553)	(11,789)
Tax Incentives applied to Income Tax (d)	20,505	9,414
Unrealized profit on operations with subsidiaries (c)	16,786	17,011
Other	(28,694)	(3,273)
	154,518	(438,618)

Income tax
Current	(300,438)	(80,607)
Deferred	604,190	(189,203)
	303,752	(269,810)
Social Contribution
Current	(286,130)	(121,580)
Deferred	136,894	(47,228)
	(149,236)	(168,808)

Income and social contribution benefits (expenses) on the year	154,516	(438,618)

Effective rate of income and social contribution tax expenses (e)	-93.5%	19.4%

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

(a) Refers to the benefit of reducing 75% of the income tax calculated based on Profits form exploration on the units Mucuri (BA) and Imperatriz (MA).

(b) Refers, substantially, to the difference between the nominal rate of the Company and its subsidiaries in Brazil and abroad.

(c) Refers to the cost of inventories that correspond to results not yet realized in intercompany operations

(d) Income tax deduction amount referring to the use of the PAT (Worker Feeding Program) benefit and donations made in cultural and sports projects.

(e) In 2018, the effective rate of (93.5%) was determined mainly due to lower net income before taxes and an increase in the tax benefit of the operating profit.

12.2 Tax incentives

Suzano has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendency (SUDENE) in the Mucuri (BA) and Imperatriz (MA) regions. The IRPJ reduction incentive is calculated based on the activity profit (operating profit), and takes into account the allocation of the operating profit by the incentive production levels for each product. The Incentive of Lines 1 and 2 of Mucuri (BA) expire respectively in 2024 and 2027 and the unit of Imperatriz in 2024.

During the period from 2006 to 2018, Suzano benefited from Accelerated Incentive Depreciation (“DAI”), which was applicable to the acquisition of property, plant and equipment and consisted of the depreciation of the asset in the same year of acquisition or until the 4th year after the acquisition. This benefit expired on December 31, 2018.

13.            Biological assets

The changes in the balances of biological assets in the years ended on the respective dates are shown below:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

Balances on December 31, 2016	4,072,528
Additions (a)	912,368
Depletion for the year	(551,135)
Gain on adjustment to fair value	192,504
Disposal of forests	(28,030)
Other write-offs	(49,338)
Balances on December 31, 2017	4,548,897
Additions (a)	1,285,490
Depletion for the year	(709,547)
Loss on adjustment to fair value	(129,187)
Disposal of forests	(47,124)
Other write-offs	(12,624)
Balances on December 31, 2018	4,935,905

(a)         Refers to the formation and acquisition of forests of which R$ 852,156 of forest formation and R$ 433,334 of forest acquisition. (December 31, 2017, R$ 775,954 and R$ 136,414, respectively). The costs incurred to lease lands with subsidiaries are eliminated.

The Company’s biological assets are mainly made of eucalyptus forest for reforestation used to supply wood to pulp and paper mills and are located in the states of São Paulo, Bahia, Espirito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the calculation of fair value due to its nature.

The assumptions used in determining the fair value of biological assets were:

i)             Average cycle of forest formation of 7 years;

ii)            Forests are measured at their fair value as of the plantation year;

iii)             Mean annual increment — IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, forestry policies and forest management, production potential, climate factors and soil conditions;

iv)            The estimated average standard cost per hectare includes expenses on forestry and forest management each year of formation of the biological cycle of the forests, plus costs of land lease agreements and own land opportunity cost;

v)           The average eucalyptus gross sale prices were based on specialized research on transactions made by the Company with third parties or weighted by the cost of formation plus cost of capital plus estimated margin for regions where there is no market benchmark available;

vi)            Discount rate used in cash flows is calculated based on capital structure and other economic assumptions for a participant in the independent business of selling timber (forests).

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

Main assumptions for calculation of fair value of the biological assets:

Assumptions Used	12/31/2018	12/31/2017	12/31/2016
Planted useful area (hectare)	463,801	466,535	450,474
Mature assets	68,207	73,897	84,084
Immature assets	395,594	392,638	366,390
Average annual growth (IMA) - m /hectare	29.93	28.89	33.80
Average gross sale price of eucalyptus - R$/m3	68.62	69.19	53.45
Utilization cost of Company’s assets that contribute - %	4.50%	4.44%	5.00%
Discount rate - %	9.36%	9.11%	10.54%

The Company manages the financial risks related to agricultural activities in a preventive manner, by reducing risks from edaphoclimatic factors. The weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

Sensitivity analysis

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of calculation.

The main assumptions, IMA, discount rate, and selling price stand out as being the most sensitive where increases or reductions in these assumptions generate significant gains or losses in the measurement of fair value.

14.            Investments

Joint Venture
Ibema
Balance at December 31, 2016	873
Equity method	5,872
Other	19
Balance at December 31, 2017	6,764
Equity method	7,574
Balance at December 31, 2018	14,338

The financial information of joint venture in 2018 and 2017 are shown below:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	Joint Venture
	Ibema
	12/31/2018	12/31/2017
Equity interest %	49.9%	49.9%
Total assets	335,029	334,827
Total liabilities	317,572	334,009
Adjusted equity (a)	17,458	818
Net income for the year	16,415	9,790

(a) Adjusted for unrealized profits with parent company.

14.1. Business Combination

Suzano incurred costs related to the acquisition described in the following notes 14 i) and ii) of these assets, which were included in the statement of income for the period when incurred.

Net assets and intangibles were evaluated by Management and an independent appraisers was hired to assist in determining the fair values. The Income Approach methodology was used to determine the fair value of the assets and liabilities of Facepa and PCH Mucuri, which is based on the preparation of the future cash flow discounted to present value. This method considers that the fair value of an asset is related to the present value of the net cash flows generated by the asset in the future.

(i)   Facepa

On March 1, 2018, the Company acquired direct and indirect control of 92.84% of the shares of Facepa - Fábrica de Papel da Amazônia S.A.

The net assets acquired are presented below, and the accounting numbers are very close to the estimated fair value numbers:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Facepa Fabrica de Papel da Amazônia S.A.

3/1/2018
Asset
Current
Cash and cash equivalents	12,743
Trade accounts receivable	49,315
Inventories	20,162
Recoverable taxes	13,710
Other assets	2,011

Total current assets	97,941

Non-current
Recoverable taxes	425
Judicial deposits	1,341
Other assets	290
Investment	423
Property, plant and equipment	77,431
Intangible	211

Total non-current assets	80,121

Total assets	178,062

3/1/2018
Liabilities
Current
Trade accounts payable	21,814
Loans and financing	5,277
Taxes payable	8,087
Advances to suppliers	595
Dividends payable	1,717
Trade accounts payable with transaction	9,762
Other liabilities	1,214

Total current liabilities	48,466

Non-Current
Loans and financing	21,399
Labor provision	1,350
Other liabilities	418

Total non-current liabilities	23,167

Total net	106,429

Total liabilities	178,062

The assets identified in the valuation, based on their estimated fair values, are presented as follows:

Values

Net assets of Facepa	106,429
Net assets acquired of AGFA (a)	589

Intangible - Trademarks	21,598
Intangible - Customer relationship	28,505
Intangible - Non-Compete	3,374
Property, plant and equipment	49,814

Total net assets at fair value	210,310
Total consideration transferred / to be transferred	307,876
Non-controlling interest (b)	15,016

Goodwill on business combination	112,582

(a)         As mentioned in Note 1.1 b) iii), AGFA is a non-operating company and was acquired in the Facepa transaction, considering 100% of the shares. The balance of the net assets refer to accounts receivable with Facepa and balance in bank account.

(b)         The non-controlling interest’s was proportionate share of the acquired entity’s net identifiable assets.
As of December 31, 2018, the non-controlling interest, net of amortization and depreciation equivalent to R$ 13,807.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Goodwill, which corresponds to 36.6% of the consideration transferred, is attributable mainly to the expectation of future profitability due to the operational synergies related to the tissue segment.

If the acquisition had occurred on January 1, 2018, consolidated pro-forma revenue and loss for the period ended 30 September 2018 would have been R$ 271.413 (unaudited) and R$ 3.759 respectively (unaudited). This information regarding net revenue and loss was obtained through the aggregation of the amounts of the acquiring and acquired Companies

(ii)   PCH Mucuri

On February 19, 2018, the Company acquired control of 100.00% of the shares of PCH Mucuri.

The net assets acquired are presented below, and the accounting numbers are very close to the fair value numbers:

Mucuri Energética S.A.

2/19/2018
Asset
Current
Cash and cash equivalents	8,692
Trade accounts receivable	2,663
Recoverable taxes	111
Prepaid expenses	17

Total current assets	11,483

Non-current
Judicial deposits	1,682
Financial investments	2,472
Property, plant and equipment	110,459
Intangible	118

Total non-current assets	114,731

Total assets	126,214

2/19/2018
Liabilities
Current
Trade accounts payable	255
Loans and financing	5,439
Taxes payable	540
Sectoral provisions	12,328
Other liabilities	73

Total current liabilities	18,635

Non-current
Loans and financing	47,808
Provision for contingency	12,050

Total non-current liabilities	59,858

Total net asset	47,721

Total liabilities	126,214

The net assets evaluated based on their fair values are shown below:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Values

Net assets acquired	47,721

Total net assets at fair value	47,721
Total consideration transferred	48,028

Goodwill on business combination	307

If the acquisition had occurred on 1 January 2018, consolidated pro-forma revenue and loss for the period ended 30 September 2018 would have been R$ 19,040 (unaudited) and R$ 110,907 (unaudited) respectively. This information regarding net revenue and profit was obtained through the aggregation of the amounts of the acquiring and acquired companies and does not represent the actual amounts consolidated for the period.

The net revenue and profit that impacted the consolidation are R$ 15,803 and R$ 1,915, respectively.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

15.                              Property, Plant and Equipment

		Buildings	Machinery and equipment	Other assets	Land and farms	Added value	Work in progress	Total
Annual average depreciation rate		3,51%	5,42%	17,81%	—	—	—	—
Cost
Balances on December 31, 2016		2,683,827	15,345,570	299,131	4,368,577	—	390,671	23,087,775
Transfers		141,161	485,182	3,297	3,92	—	(633,560)	—
Transfers between other assets		(4,500)	4,434	(7,035)	—	—	(8,705)	(15,806)
Additions		4,648	106,422	6,527	2,257	—	731,74	851,594
Write-offs	(a)	(9,463)	(95,277)	(13,525)	(26,161)	—	(4,697)	(149,123)
Interest capitalization		—	—	—	—	—	8,286	8,286
Balances on December 31, 2017		2,815,673	15,846,331	288,395	4,348,592	—	483,735 (b)	23,782,726
Transfers		127,015	439,553	12,881	750,824	—	(1,330,273)	—
Transfers between other assets		4,500	1,867	1,318	—	—	(8,945)	(1,260)
Additions		2,319	143,058	25,913	705	—	1,321,350	1,493,345
Acquisition Facepa		18,505	46,165	1,920	7,446	49,814	3,395	127,245
Acquistion PCH Mucuri		102,176	3,831	26	4,291	—	2	110,326
Write-offs	(a)	(8,654)	(67,280)	(1,183)	(34,523)	—	—	(111,640)
Interest capitalization		—	—	—	—	—	1,772	1,772
Balances on December 31, 2018		3,061,534	16,413,525	329,270	5,077,336	49,814	471,036 (b)	25,402,515

Depreciation
Balances on December 31, 2016		(762,686)	(5,908,943)	(180,866)	—	—	—	(6,852,495)
Transfers		8	270	(278)	—	—	—	—
Write-offs	(a)	3,172	64,536	13,145	—	—	—	80,853
Depreciation		(70,315)	(701,822)	(27,719)	—	—	—	(799,856)
Balances on December 31, 2017		(829,821)	(6,545,959)	(195,718)	—	—	—	(7,571,498)
Transfers		7	1,391	(1,398)	—	—	—	—
Write-offs	(a)	1,462	60,506	196	—	—	—	62,164
Depreciation		(78,264)	(760,634)	(29,844)	—	(4,178)	—	(872,92)
Balances on December 31, 2018		(906,616)	(7,244,696)	(226,764)	—	(4,178)	—	(8,382,254)

Net
Balances on December 31, 2017		1,985,852	9,300,372	92,677	4,348,592	—	483,735 (b)	16,211,228
Balances on December 31, 2018		2,154,918	9,168,829	102,506	5,077,336	45,636	471,036 (b)	17,020,259

(a)    In addition to disposals, write-offs include obsolescence and scrapping;

(b)    The balance of work in progress comes from investments made in line with its strategy to maximize return for shareholders, of which: (i) adjacent business - R$ 69,140; (ii) structural competitiveness - R$ 247,550; and (iii) other investments - R$ 154,346 (On December 31, 2017, (i) adjacent business - R$ 134,299; (ii) structural competitiveness - R$ 264,606; and (iii) other investments - R$ 84,830).

Machinery and equipment include amounts recognized as financial leasing outlined in Note 19.6.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

15.1.                    Assets given as collateral

On December 31, 2018, assets given as collateral in loan operations and lawsuits amounted to R$ 11,505,386 (R$ 11,571,632 on December 31, 2017).

15.2.                    Capitalized expenses

On December 31, 2018, interests were capitalized in the amount of R$ 1,772 referring to the investments in adjacent business and structural competitiveness (December 31, 2017 the amount of R$ 8,286 referring to the same investments).

The amount considers acquisitions net of investments at the average rate of 0.54% per month.

16.                              Intangible Assets

16.1.                    Goodwill

	12/31/2018	12/31/2017

Vale Florestar S.A.	45,435	45,435
Paineiras Logística	10	10
PCH Mucuri (a)	307	—
Facepa (a)	112,582	—
	158,334	45,445

(a) Companies acquired in the first quarter of 2018. (Note 14.1)

On December 31, 2018, the Company performed the impairment test of Vale Florestar goodwill considering the same land leasing contracts at the time of acquisition and the use of the areas for current forestry formation, as well as economic assumptions similar to those used for the calculation of the fair value of biological assets in the Pará region at the date of these financial statements.

For the goodwill of Facepa and Mucuri PCH, calculated in 2018 in the business combination (Note 14.1), the same study was used at the base date of this financial statement.

On December 2018, the Company did not identify any need to reduce the book value of these assets.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

16.2.                    Intangible assets with undetermined useful life

On December 31, 2018 and December 31, 2017, the amount related to other intangible assets with indefinite useful life was R$1,196.

16.3.                    Intangible assets with determined useful life

	Trademarks and patents	Softwares	Customer relationship	Non Compete	R&D Agreements	Total
Useful life (years)	8.4	5	2.5	5	18.8
Acquisition cost	1,635	120,718	—	—	196,023	318,376
Accumulated amortization	(920)	(49,533)	—	—	(94,976)	(145,429)
Balances on December 31, 2016	715	71,185	—	—	101,047	172,947
Acquisitions	—	8,054	—	—	—	8,054
Foreign currency translation adjustment	—	—	—	—	1,284	1,284
Amortization	(105)	(21,825)	—	—	(8,339)	(30,268)
Write-offs	—	—	—	—	(18,937)	(18,937)
Transfers and others	—	8,705	—	—	—	8,705
Book balance	610	66,119	—	—	75,055	141,785
Acquisition cost	1,635	137,477	—	—	178,370	317,482
Accumulated amortization	(1,025)	(71,358)	—	—	(103,315)	(175,698)
Balances on December 31, 2017	610	66,119	—	—	75,055	141,785
Acquisitions	—	7,217	—	—	—	7,217
Acquisition PCH Mucuri/Facepa	17	749	—	—	—	766
Acquisition of assets identified in FACEPA (PPA)	21,598	—	28,505	3,374	—	53,477
Foreign currency translation adjustment	—	—	—	—	12,461	12,461
Amortization	(100)	(23,390)	—	—	(7,610)	(31,100)
Amortization PCH Mucuri/Facepa	(13)	(528)	—	—	—	(541)
Amortization of assets identified in FACEPA (PPA)	(2,635)	—	(9,502)	(562)	—	(12,699)
Transfers and others	—	8,945	—	—	—	8,945
Book balance	19,477	59,112	19,003	2,812	79,906	180,311
Acquisition cost	23,250	154,388	28,505	3,374	190,831	400,348
Accumulated amortization	(3,773)	(95,276)	(9,502)	(562)	(110,925)	(220,037)
Balances on December 31, 2018	19,477	59,112	19,003	2,812	79,906	180,311

17.                              Receivables from land expropriation

On July 1, 1987, the merged subsidiary Companhia Santista de Papel filed an Action for Damages for Indirect Expropriation, in order to obtain indemnification for an owned property, which had been declared as a public use area (property included in the State Serra do Mar State Park, in the city of Cubatão, state of São Paulo). On December 2, 2004, the action resulted in a final and unappealable decision in favor of the Company.

Suzano’s Management and legal advisors expect the expropriation amount to be transferred until the year 2024, when all expropriation amounts must be settled.

On December 31, 2018 the total receivables from land expropriation is R$ 63,652 (December 31, 2017, the amount was R$ 60,975).

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

18.                              Trade accounts payable

	12/31/2018	12/31/2017

Domestic suppliers	559,885	575,631
Foreign suppliers	72,680	45,548
	632,565	621,179

19.                              Financing

19.1.                    Loans and Financing

				Annual average
				interest rate
			Index	on 12/31/2018	Maturity	12/31/2018	12/31/2017

Property, plant and equipment:
BNDES - Finem	(a)	(b)	Fixed rate /TJLP	7.18%	2019 to 2030	333,289	339,798
BNDES - Finem	(b)		Currency basket / US$	7.13%	2019 to 2022	161,517	165,125
BNDES - Finame	(a)		Fixed rate /TJLP	5.08%	2018 to 2024	2,980	4,708
FNE - BNB	(b)		Fixed rate	6.46%	2024 to 2026	217,014	244,452
FINEP	(b)		Fixed rate	4.00%	2020	12,860	20,577
Financial lease			CDI/US$	—	2019 to 2022	18,225	19,686
Export Credit Agency - ECA	(b)	(c)	US$/LIBOR	4.13%	2022	797,074	864,761
						1,542,959	1,659,107

Working capital:
Export financing			US$/LIBOR	4.27%	2021 a 2022	2,171,390	844,388
Export credit note	(f)		CDI	6.69%	2019 a 2026	3,799,257	2,907,200
Senior Notes	(d)		US$/Fixed rate	6.28%	2021 a 2047	11,406,027	4,730,800
Trade notes discount-Vendor			—	—	—	—	33,363
Syndicated Loan	(e)		US$/LIBOR	3.95%	2023	11,825,134	1,986,691
Fund of Investments in Receivables	(h)		—	—	2019	22,054	24,665
Rural Producer Certificate	(g)		CDI	7.43%	2026	279,838	—
Other			—	—	2019 a 2025	27,397	5,642
						29,531,097	10,532,749

						31,074,056	12,191,856

Current Portion (includes interest payaments)						3,425,399	2,115,067
Non-current Porties						27,648,657	10,076,789

Non-current loans and financing mature as follows:

2019						—	2,122,767
2020						2,229,429	2,599,279
2021						2,595,525	1,121,216
2022						3,259,465	123,745
2023						7,481,430	53,160
2024						39,960	34,084
2025						792,508	4,022,538
2026 onwards						11,250,340	—
						27,648,657	10,076,789

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(a)         Transaction subject to Long-term Interest Rate (“TJLP”) published by the Central Bank of Brazil. If the index rate exceed 6% p.a., the exceeding portion is included within the principal and subject to the interest.

(b)             Loans and financing are secured, depending on the agreement, by (i) plant mortgages; (ii) rural properties; (iii) fiduciary sale of the asset being financed; (iv) guarantee from shareholders and (v) bank guarantee.

(c)          In order to finance the importation of equipment for the production of pulp at the plant located in Maranhão, Suzano obtained financing in the approximate amount of US$ 535 million, with a term of up to 9.5 years, guaranteed by Finnvera and EKN (“Export Credit Agency”). These agreements establish clauses related to the maintenance of certain levels of leverage, which are checked for compliance twice a year (June and December). To date, the Company has complied with all covenants established in the contracts: consolidated net debt / consolidated EBITDA ratio of less than 2.85 and consolidated EBITDA / net interest expense greater than 2.0.

(d)         In March 2017, Suzano Austria issued Senior Notes in the amount of US$ 300 million maturing in March 2047, with semiannual interest payment of 7.00% per annum and final return for investors of 7.38% per year. Additionally. In the last quarter of 2017, Suzano through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of (i) US$ 456 million and, through Suzano Austria, reopened Senior Notes issues in the amount of US$ 200 million, with maturity in July 2026, and interest corresponding to 4.62% per annum, to be paid semi-annually in January and July, and (ii) US$ 200 million maturing in March 2047, with interest corresponding to 6.30% per annum, to be paid semi-annually in the months of March and September. In September 2018, a new issue of US$ 1.0 billion of Senior Notes with interest of 6% per annum and maturing in 2029 (Note 1.1 a) (iii) was issued. In November 2018 Suzano Austria reopened the issue of Senior Notes maturing in March 2047 in the amount of US$ 500 million, with interest corresponding to 6.85% per annum, to be paid semi-annually in March and September.

(e)          In February 2018, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$ 750 million, with payment of quarterly interest and amortization of the principal between February 2021 and February 2023 (Note 1.1 a) x)).

(f)           In the third quarter of 2018, two Export Credit Notes were contracted, amount of R$ 1.3 billion, indexed to CDI and maturing in 2026.

(g)          In the third quarter of 2018, a Rural Financial Producer Certificate was contracted, amount of R$ 275 million, indexed to CDI and maturing in 2026.

(h)         See Note 7.1 (a).

Certain financing agreements have financial and non-financial covenants. Financial covenants establish maximum levels of leverage, normally expressed as a ratio of Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which are met by the Company on the date of these financial statements. Non-financial covenants establish the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also compliant.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

19.2.                    Changes in loans and financing

Balances on December 31, 2016	14,012,779
Funding	2,561,954
Exchange variation	81,849
Settlement of principal	(4,533,736)
Settlement of interest	(1,025,117)
Interest expenses and other costs	1,041,995
Transaction costs and other costs (a)	52,132
Balances on December 31, 2017	12,191,856
Funding	20,964,722
Addition from acquisition of subsidiaries	79,923
Exchange variation	1,457,989
Settlement of principal	(3,738,577)
Settlement of interest	(669,088)
Interest expenses and other costs	873,344
Transaction costs and other costs (a)	(86,113)
Balances on December 31, 2018	31,074,056

(a) Includes, in addition to the funding and amortization costs, goodwill and negative goodwill on the issuance of debt.

19.3.                    Debentures

The debentures 6 issuance occurred on June 29, 2018, in a single series, with a nominal unit value of R$ 1. The Debentures are not convertible into shares and have no covenants (Note 1.1 a) vi)).

			12/31/2018
Issue	Serie	Issuance amount	Current	Non-current	Current and Non-current	Index	Annual rate of interest	Due date
6ª	Single	4,681,100	1,297	4,662,156	4,663,453	CDI	112.50%	6/29/2026
		Total	1,297	4,662,156	4,663,453

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

19.4.                    Transaction costs and premiums of securities issues

			Balance to be amortized
Nature	Total cost	Amortization	12/31/2018	12/31/2017
Senior Notes	134,754	(67,565)	67,189	27,280
NCE	77,457	(57,262)	20,195	23,076
Import (ECA)	101,811	(85,576)	16,235	26,386
Syndicated Loan	57,467	(26,915)	30,552	6,479
Debentures	20,295	(1,351)	18,944	—
Other	7,728	(4,540)	3,188	2,424
Total	399,512	(243,209)	156,303	85,645

The cost of funding in foreign currency is amortized on the contractual dates based on the effective interest rate and the currency of origin and is converted into Brazilian reais for reporting purposes.

19.5.                    Guarantees for loans and financings

Some loan and financing contracts have clauses of guarantee of the financed equipment itself or other fixed assets indicated by the Company (Note 15.1).

19.6.                    Lease agreements

i) Financial lease agreements

The Company has financial lease agreements related to equipment used in the pulp and paper industrial process, in which the Company assumes the risks and benefits inherent to the property. Some agreements are denominated in U.S. dollar or the CDI overnight rate and contain purchase option clauses for these assets upon the expiration of the lease term, which varies from 5 to 15 years, for a price substantially lower than their fair value. Management intends to exercise the purchase options on the dates estimated in each agreement.

The amounts booked as property, plant and equipment, net of depreciation, and the present value of mandatory installments of the agreement (financing) corresponding to these assets are stated below:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018	12/31/2017

Machinery and equipment	108,160	108,160
(-) Accumulated depreciation	(101,318)	(99,452)

Property, plant and equipment, net	6,842	8,708

Present value of mandatory installments (financing):

Less than 1 year	5,608	4,632
From 1 to 5 years	12,617	15,054

Total present value of mandatory installments (financing)	18,225	19,686

Financial charges to be recognized in the future	2,115	2,770

Total mandatory installments at the expiration of agreements	20,340	22,456

ii) Operating lease agreements

The Company has operating lease agreements related to the leasing of areas, offices, real estate, telephone exchanges and installation services, which are denominated in Reais. The Management does not intend to purchase the assets at the end of the contract and the term of the contracts are not equivalent to the substantial part of the useful life of the assets.

Land lease agreements, used for the formation of eucalyptus forests, have maturities of up to 21 years (3 cycles of forest formation). The cost incurred with the payment of these contracts is recognized as cost of training of Biological Assets.

Operating lease payments are recognized as operating expenses in the Company’s income statement.

Description	Monthly installment amount	Index	Maturity
Administrative offices and deposits	1 to 1,163	IGP-M(a) and IPCA(b)/IBGE(c)	01/2019 to 01/2024
Call center and licenses	1 to 120	IGP-DI(d)	01/2029
Land	182 to 2,047	IGP-M, IPCA/IBGE and others	01/2019 to 06/2046

(a) General market price index calculated by the Getúlio Vargas Foundation (IGP-M)

(b) Broad Consumer Price Index (IPCA)

(c) Brazilian Institute of Geography and Statistics (IBGE)

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(d) General prices Index - Internal Availability (IGP-DI)

The minimum payments of maturing operating will be as follows:

12/31/2018
Less than 1 year	181,903
From 1 year to 3 years	484,200
From 3 years to 5 years	258,018
More than 5 years	524,120
Total installments due	1,448,241

20.                              Other commitments

Take or Pay contracts

The Company entered into long-term contracts of up to 6 years in Take or Pay with suppliers of electricity, natural gas (LPG), fuel, chemicals, oxygen, CO2 and transportation. The contracts contain clauses of termination and suspension of supply due to non-compliance with essential obligations.

On December 31, 2018, the amount involved in this type of contract amounts to R$ 5,763,658, considering the minimum contractual amounts.

21.                              Provision for Contingencies

21.1.                    Changes in provisions for contingencies

	Tax and social security	Labor	Civil	Total

Balance on 12/31/2016	206,365	38,430	1,839	246,634
New lawsuits	32,672	9,888	1,880	44,440
Reversals	(4,738)	(3,720)	(337)	(8,795)
Inflation adjustment	42,400	9,467	—	51,867
Settlement of lawsuits	(3,375)	(13,702)	—	(17,077)
Balance on 12/31/2017	273,324	40,363	3,382	317,069
New lawsuits due to acquisition of subsidiaries	—	1,900	—	1,900
New lawsuits	49,754	28,716	150	78,620
Reversals	(13,605)	(5,011)	(394)	(19,010)
Inflation adjustment	5,747	7,481	475	13,703
Settlement of lawsuits	(18,350)	(22,580)	(81)	(41,011)
Balance on 12/31/2018	296,869	50,869	3,532	351,270

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

21.2.                    Tax and Social Security Suits and Proceedings

On December 31, 2018, the Company was a defendant in 407 administrative proceedings as well as tax and social security lawsuits in which the disputed matters related to diverse taxes such as IRPJ/Social Contribution (“CSLL”), PIS, COFINS, Tax on Industrialized Products (“IPI”), social security contribution, Rural Property Tax (“ITR”), State Value-Added Tax (“ICMS”), Tax on Services (“ISS”) and Urban Property Tax (“IPTU”), whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

With regard to the installment set up by Provisional Measure n°. 783/2017, subsequently converted into Law n° 13,496/2017, also known as “PERT”, the Company opted for to migrate certain debts that were covered by REFIS - Law 11,941 / 09, which have not yet been consolidated, and include other debts with probable likelihood of loss in said Installment Program, being provisioned on December 31, 2018 the amounts of said debts in the amount of R$ 4,398, already discounting in this amount the statutory reductions and amounts paid in advance to the Federal Revenue Service, whose consolidation still depends on a regulatory act to be issued by the said Public Organ.

21.3.                    Labor claims

On December 31, 2018, the Company was a defendant in 3,459 labor claims (probable, possible and remote).

In general, labor claims are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

21.4.                    Civil claims

On December 31, 2018, the Company is a defendant in approximately 453 civil claims (probable, possible and remote).

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental claims and others.

21.5.                    Judicial deposits

As of December 31, 2018, the Company has the amount of R$ 129,005 referring to judicial deposits. (On December 31, 2017, the amount of R$ 113,613)

The amounts of R$ 44,395, R$ 79,605 and R$ 5,005 refer to tax and social security, labor and civil lawsuits, respectively. (On December 31, 2017, the amounts of R$ 69,599 and R$ 44,014 refer to tax, social security and labor lawsuits, respectively)

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

21.6.                    Lawsuits with possible contingencies

The Company is involved in tax, civil and labor lawsuits that are not provisioned, since they involve risk with probability of loss classified by Management and by its legal advisors as possible:

	12/31/2018	12/31/2017	12/31/2016

Tax and social secutiry	1,077,761	1,026,950	193,922
Labor	85,309	14,268	38,667
Civil	43,271	23,666	1,310

	1,206,341	1,064,884	233,899

The Company is a defendant in tax proceedings whose likelihood of loss is considered possible, in the total amount of R$ 1,077,761, for which there is no provision. Of this amount, R$ 848,428 refers to tax assessment notices of PIS and COFINS, from 2007 to 2013, which have not yet been finally decided on the merits within the scope of the Administrative Tribunal.

The other tax and social security lawsuits refer to various taxes, such as Social Security Contribution, IRPJ, ITR, ICMS, Withholding Income Tax (“IRRF”), PIS and COFINS, mainly due to differences in interpretation of applicable tax rules and information provided in ancillary obligations.

22.                              Employee benefits

22.1.                    Defined benefits plans

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

22.2.                    Key actuarial economic and biometric assumptions used in the calculations of liability

	12/31/2018	12/31/2017
Discount rate - health plan	4,91% p.a	5.39% p.a
Discount rate - life insurance	4,91% p.a	5.39% p.a
Medical cost growth rate above basic inflation	3,25% p.a	3.25% p.a
Economic inflation	4,00% p.a	4.40% p.a
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of mortality of disabled persons	IAPB 57	IAPB 57

On December 31, 2018, the sensitivity of the balance of actuarial liabilities to the changes in the main assumptions used, considering that all others remain unchanged, is as follows:

	Change	Increase in liability	Decrease in liabiliy

Discount rate	0.50%	Decrease of 5.67%	Increase of 6.25%
Medical cost growth rate	0.50%	Increase of 6.41%	Decrease of 5.86%
Mortality	1 year	Increase of 0.47%	Decrease of 2.27%

22.3.                    Changes in actuarial liabilities

Opening balance on December 31, 2016	339,009
Interest on actuarial liability	38,022
Actuarial gain	(4,173)
Benefits paid in the year	(21,595)
Balance at December 31, 2017	351,263
Interest on actuarial liability	35,920
Actuarial loss	69,305
Benefits paid in the year	(26,061)
Closing balance on December 31, 2018	430,427

23.                              Share-Based Compensation Plans

For the year ended December 31, 2018, the Company has four (4) long term incentive plans share-based: (i) Payment in phantom shares plan in cash; (ii) Stock Options plan; (iii) Share appreciation rights (“SAR”) and (iv) Performance Share plan.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

Certain executives, management and employees (beneficiaries) are entitled to the plan. The general acquisition conditions, such as exercise price, number of shares, vesting period and grant of stock options to these executives (beneficiaries) are defined in specific regulations in accordance with the guidelines and conditions established by the Company’s Board of Directors.

23.1.                    Phantom Stock Options (“PSO”)

Certain executives and key members of the Management have a long-term compensation plan linked to the share price with payment in cash.

Throughout 2017, the Company granted the SAR and PLUS 2017 (Share Appreciation Rights) (“SAR”) Programs of phantom stock options. In this program, the beneficiaries should invest 5% of the total amount corresponding to the number of options of phantom shares at the grant date and 20% after three years to acquire the option. The Company also granted Long-Term Incentive (LTI) programs to its key members as part of its retention policy. In this program, the beneficiary does not make any investment.

The vesting period of options may vary from 3 to 5 years, as of the grant date, in accordance with the characteristics of each plan.

The price of the share is calculated based on the average share quote of the 90 previous trading sessions starting from the closing quote on the last business day of the month prior to the month of the grant. The installments of these programs will be adjusted by the variation in the price of the Suzano’s shares (SUZB3) between the granting and the payment period. On dates when the SUZB3 shares is not traded, the quote of the previous trading session will be considered.

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination of the employment by initiative of the Company or by initiative of the beneficiary, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

	12/31/2018	12/31/2017	12/31/2016
	Number of shares	Number of shares	Number of shares
Available at the beginning of the year	5,055,519	3,048,991	3,570,103
Granted during the year	1,415,476	3,035,488	1,092,921
Intercompany transfer	—	—	32,061
Exercised (a)	(751,859)	(695,532)	(1,144,900)
Exercised due to dismissal (a)	(153,601)	(161,270)	(138,896)
Abandoned / prescribed due to dismissal	(520,178)	(172,158)	(362,298)
Available at the end of the year	5,045,357	5,055,519	3,048,991

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(a)         For share options exercised and those exercised due to employment termination, the average price on December 31, 2018 and 2017 was R$ 47.77 and R$ 19.84, respectively.

On December 31, 2018, outstanding phantom shares option plans are as follows:

12/31/2018

Program	Grant date	2nd exercise date	Fair value on the grant date		No. of options granted
Deferral 2014	3/1/2015	3/1/2019	R$	10.80	187,263
SAR 2015	4/1/2015	4/1/2020	R$	11.69	3,635
SAR 2015 - September	9/1/2015	9/1/2020	R$	15.99	4,340
Deferral 2015	3/1/2016	3/1/2019	R$	16.93	72,096
Deferral 2015	3/1/2016	3/1/2020	R$	16.93	72,096
SAR 2016	4/1/2016	4/1/2021	R$	15.96	568,215
PLUS 2016	4/1/2016	4/1/2021	R$	15.96	192,142
SAR 2016 - October	10/3/2016	10/3/2021	R$	11.03	8,934
SAR 2017	4/3/2017	4/3/2022	R$	13.30	938,457
PLUS 2017	4/3/2017	4/3/2022	R$	13.30	235,578
ILP 2017 - 36	4/3/2017	4/3/2020	R$	13.30	304,512
ILP 2017 - 48	4/3/2017	4/3/2021	R$	13.30	304,512
ILP 2017 - 60	4/3/2017	4/3/2022	R$	13.30	304,512
ILP 2017 - CAB	5/1/2017	5/1/2020	R$	13.30	307,141
ILP 2017 - 36 Oct.	10/2/2020	10/2/2020	R$	15.87	126,444
ILP 2017 - 48 Oct.	10/2/2021	10/2/2021	R$	15.87	42,008
ILP 2017 - 60 Oct.	10/2/2022	10/2/2022	R$	15.87	42,008
Deferral 2017	3/1/2018	3/1/2021	R$	19.88	196,535
Deferral 2017	3/1/2018	3/1/2022	R$	19.88	196,535
ILP 2018	4/2/2018	2/4/2018	R$	21.45	15,851
SAR 2018	4/2/2018	2/4/2018	R$	21.45	841,735
PLUS 2018	4/2/2018	2/4/2018	R$	21.45	80,808
	TOTAL				5,045,357

23.2.                    Common stock option plan

Of the Company’s Stock Option Plans (SOPs), we have Program III, granted in 2013, which have all been settled, the last in 2018.

On January 1, 2018, the Company established a Restricted Shares plan based on the Company’s performance (Program IV). The Plan associates the amount of Restricted Shares granted to the Company’s performance in relation to the ROIC goal (Return Over Invested Capital). The size of the restricted stock grant is defined in financial terms and is subsequently

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

converted into shares based on the last 60 pre-announcements on December 31, 2018 of SUZB3 at B3 (Brazil, Bolsa, Balcão).

23.3.                    Measurement assumptions

In the case of the phantom shares plan, since the settlement is in cash, the fair value of options is remeasured at the end of each period based on the Monte Carlo (MMC) method, which is multiplied by the Total Shareholder Return (“TSR”) in the period (which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil).

The fair value of the plan of common shares of Program III, was estimated based on the binomial probability model, which considers the dividends distribution rate and the following assumptions:

Indexes on December 31, 2018
Options
Description of assumptions	Program III	SAR 2015	SAR 2016 and Plus 2016	SAR 2017 and Plus 2017	SAR 2018 and Plus 2018
Calculation Model	Binomial	Monte Carlo	Monte Carlo	Monte Carlo	Monte Carlo
Asset base price (per share)	R$ 7.73	R$ 42.46	R$ 42.46	R$ 42.46	R$ 42.46
Expectation of volatility (a)	40.47 % p.a.	44.36 % p.a.	44.36 % p.a.	44.36 % p.a.	44.36 % p.a.
Phantom stock/options average life expectancy (b)	Equal to option life
Dividends expectancy (c)	3.49 % p.a.	1 % p.a.	1 % p.a.	1% p.a.	1% p.a.
Risk-free weighted average interest rate (d)	8.99%	8.72%	8.72%	8.72%	8.72%

(a)                                The expectation of volatility was calculated for each exercise date, taking into account the remaining time to complete the vesting year, as well as the historical volatility of returns, considering a standard deviation of 745 observations of returns;

(b)                                The expectation of average life of phantom stocks and stock options was defined by the remaining term until the limit exercise date;

(c)                                 The expectation of dividends was defined based on historical earnings per share of the Suzano;

(d)                                Risk-free weighted average interest rate used was the BRL yield curve (DI expectation) observed on the open market, which is the best comparison basis with the Brazilian market risk-free interest rates. The rate used for each exercise date changes according to the vesting year.

The amounts corresponding to the services received and recognized in the financial statements are presented below:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	Liabilities and equity		Income Statement
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2016
Non-current liabilities
Provision for phantom stock plan	124,318	38,320	(126,439)	(32,192)	529

Shareholders’ equity
Stock option reserve	5,100	14,237	(5,170)	(1,521)	(3,337)
Total general and administrative expenses from share-based transactions			(131,609)	(33,713)	(2,808)

24.                              Liabilities for assets acquisitions

	12/31/2018	12/31/2017
Assets acquisition
Land acquired from third parties (a)	91,085	102,059
Duratex (b)	385,397	—
	476,482	102,059

Business combination transaction
Facepa (c)	41,185	—
Vale Florestar Fundo de Investimento em Participações (“VFFIP”) (d)	474,845	483,927
	516,030	483,927

	992,512	585,986

Total current liabilities	476,954	83,155
Total non-current liabilities	515,558	502,831

(a) Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, restated by the IPCA.

(b) Refers to the commitments related to the acquisition of rural properties and forests (biological assets), restated by the IPCA with maturity in August 2019.

(c) Acquired in March 2018, for the amount of R$ 307,876, upon payment of R$ 267,876 and the remaining R$ 40,000, restated at the Broad Consumer Price Index (“IPCA”), adjusted by any losses incurred through the payment date, in accordance with the agreement, with maturities in March 2023 and March 2028 (Note 1.1 b) ii)).

(d) On August 2014, Suzano acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$ 528,941 with a down payment of R$ 44,998 and outstanding balance with due up to August 2029. The monthly settlements are subject to interest and restated at the variation of the U.S. dollar exchange rate and partially restated by variation of the Broad Consumer Price Index (“IPCA”).

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

25.                              Equity

25.1.                    Share Capital

On December 31, 2018, the share capital of Suzano is R$ 6,241,753, divided into 1,105,826,145 registered, book-entry common shares without par value.

The composition of the share capital is presented below:

	Common Shares
Shareholder	Number	(%)
Suzano Holding S.A.	367,612,234	33.24%
Controlling Shareholders	185,693,440	16.80%
Subtotal	553,305,674	50.04%
Management	69,918,251	6.32%
Treasury	12,042,004	1.09%
BNDESPAR	75,909,985	6.86%
Mondrian Investment Partners	72,878,900	6.59%
Other shareholders	321,771,331	29.10%
Total	1,105,826,145	100.00%

By resolution of the Board of Directors, the capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

On December 31, 2018, SUZB3 common shares ended the year quoted at R$ 38.08 (on December 31, 2017, SUZB3 was quoted at R$ 18.69).

25.2.                    Capital reserve

The Capital Reserve is composed of the balances of the tax incentive reserve, the stock option reserve, the treasury shares the and the costs directly attributable to the Share Offering, which are primarily composed of the expenses with the fees and commissions charged by legal counsel, consultants and auditors.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

25.3.                    Treasury shares

	Number of shares					Average price per share
	Ordinary	Pref. A	Pref. B	Total	R$	(R$)
Balance on December 31, 2016	6,786,194	8,846,932	1,912,532	17,545,658	273,665	15.60
Shares sold (a)	—	(1,800,000)	—	(1,800,000)	(15,552)	8.64
Shares transferred (b)	7,055,810	(7,055,810)	—	—	—	—
Shares canceled (c)	—	—	(1,912,532)	(1,912,532)	(17,107)	8.94
Repurchase of shares (d)	—	8,878	—	8,878	82	9.24
Balance on 12/31/2017	13,842,004	—	—	13,842,004	241,088	17.42
Shares sold (a)	(1,800,000)	—	—	(1,800,000)	(22,823)	12.68
Balance on 12/31/2018	12,042,004	—	—	12,042,004	218,265	18.13

(a)                                Treasury shares used to meet the share-based compensation plan (Note 23).

(b)                                On September 29, 2017, the Company approved the proposal for migration to the Novo Mercado Listing Segment of B3 S.A. — Brasil, Bolsa, Balcão (“B3”) and the consequent conversion of all preferred shares issued by the Company into common shares at the ratio of one (1) preferred share, class “A” or class “B”, for one (1) common share.

(c)                                 On April 28, 2017, the Annual and Extraordinary Shareholders Meeting approved the cancellation of 1,912,532 class “B” preferred shares.

(d)                                Repurchase of shares related to withdrawal rights exercised by shareholders who did not adhere to the conversion of preferred shares to common shares.

25.4.                    Retained earnings

The Reserve for Capital Increase is composed of 90% of the remaining balance of net income for the year, after dividends, and legal reserve and aims to ensure the Company adequate operational conditions.

The Special Statutory Reserve includes the remaining 10% of the remaining balance of net income for the year and aims to ensure the distribution of dividends.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

25.5.                    Other reserves

	Conversion of debentures - 5th issue	Actuarial gains/losses(a)	Exchange variation/ Conversion reserves	Deemed cost(a)	Total
Balances on December 31, 2016	(45,745)	(55,503)	(11,384)	2,427,199	2,314,567
Actuarial losses net of deferred income and social contribution taxes	—	2,754	—	—	2,754
Gains from conversion of operations abroad	—	—	38,006	—	38,006
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(56,999)	(56,999)
Balances on December 31, 2017	(45,745)	(52,749)	26,622	2,370,200	2,298,328
Actuarial gain of deferred income tax and social contribution	—	(45,741)	—	—	(45,741)
Gains from conversion of operations abroad	—	—	137,546	—	137,546
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(68,424)	(68,424)
Balances on December 31, 2018	(45,745)	(98,490)	164,168	2,301,776	2,321,708

(a)                                Net of deferred tax effects

25.6.                    Earnings per share

Basic

Basic earnings (loss) per share is calculated by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

As described in Note 27.3) b), in November 2017, the Company migrated to the Novo Mercado segment. Thus, all preferred shares were converted into common shares at the ratio of one preferred share for one common share. Considering that there was no change in capital stock, with mere conversion of preferred shares, for the purposes of calculation and presentation of earnings per share, this conversion was considered retrospectively.

	12/31/2018	12/31/2017	12/31/2016

Earnings attributed to shareholders	319,693	1,820,994	1,677,815

Weighted average number of shares in the year	1,105,826	1,106,297	1,107,739
Weighted average treasury shares	(12,333)	(14,597)	(17,696)
Weighted average number of outstanding shares	1,093,493	1,091,700	1,090,043

Total basic earnings per common share	0.29236	1.66804	1.53922

Diluted

Diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares assuming the conversion of all common shares that would cause dilution. The Company presents dilution potential: call options exercisable at the discretion of the holder.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018	12/31/2017	12/31/2016

Earnings attributed to shareholders	319,693	1,820,994	1,677,815

Weighted average number of shares in the year	1,093,493	1,091,700	1,090,043
Adjustment by stock options	1,386	2,428	3,493
Weighted average number of shares (diluted)	1,094,879	1,094,128	1,093,536

Total diluted earnings per common share	0.29199	1.66433	1.53430

25.7.                    Dividends

The minimum dividends for each fiscal year should be equivalent to the lowest of: (i) twenty-five percent (25%) of the net income from the year adjusted pursuant to article 202 of Brazilian Corporations Law; or (ii) ten percent (10%) of the Company’s operating cash generation in the respective fiscal year.”

On December 31, 2018, based on the criteria defined in the bylaws, mandatory minimum dividends were determined based on item i)

12/31/2018
Net income for the year	318,339
Accrual of legal reserve - 5%	(15,917)
Accrual of reserve for tax incentives	(288,557)
Dividend calculation base	13,865

Minimum mandatory dividends - 25%	3,466

As a proposal of the Management, the amount of R$ 600,000 of total dividends will be submitted to Annual General Meeting/Extraordinary approval. The portion exceeding the mandatory minimum dividends, if approved, will be allocated to the profit reserves.

On December 31, 2017, the Company calculated dividends as follows:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

12/31/2017
Net Income for the year	1,807,433
Accrual of legal reserve - 5%	(90,372)
Accrual of reserve for tax incentives	(196,604)
Dividend calculation base	1,520,457
Minimum mandatory dividends - 25%	380,115

Dividends paid in advance as interest on own capital	(199,835)
180,280

The Company revised the calculation of the proposed dividends for the fiscal year ended December 31, 2017 as follows:

Article 26, c),  i)

Net Income under statutary book for the year	1,807,433

Net Income Allocation:
Legal Reserve 5% - Art. 31, “a” of the Bylaws and Art. 193 of Federal Law 6,404/76	90,372
Tax Incentive Result (Profit from Exploration) Art. 19 of Decree 1,598/77	196,604

Dividend distribution base	1,520,458

Proposed dividends	380,115
Interest on own capital	199,835
(-) Withholding Income Tax on interest on own capital	(29,975)
Minimum mandatory dividends payable	210,255

Article 26, c),  ii)

Net Income under statutary book for the year	1,807,433
(-) Financial income	(379,049)
(+) Financial expenses	1,397,889

(+) Depreciation/Amortization/Depletion	1,402,778

(+) IRPJ / CSLL	431,632
EBITDA	4,660,683
(-) Fair Value of Biological Assets	(192,504)
(+) Other non-recurring adjustments	146,720
Adjusted EBITDA*	4,614,899

(-) Sustaining CAPEX	(1,099,771)
Operating Cash Generation - GCO	3,515,128

Dividends - Art 26, “c” of the Bylaws	351,513

Interest on equity	199,835
(-) Withholding Income Tax on interest on own capital	(29,975)
Minimum mandatory dividends payable	181,653

Based on the calculation above, the amount of R$ 351,513 was considered as minimum mandatory dividends for fiscal year 2017, of which the net amount of R$169,860 was paid as interest on own capital, with the balance of R$ 181,653 remaining payable. The difference of R$ 1,373 between the amount previously disclosed in December 31, 2017 (R$ 180,280) and the minimum dividend calculated in accordance with article 26, c), item ii) of the Bylaws off the Company was deemed immaterial by the Management and therefore the financial statements for the fiscal year ended December 31, 2017 will not be restated.

Even though the minimum mandatory dividend amounted R$ 351,513, Management submitted to the Annual Shareholders’ Meeting held on April 26, 2018 and approved the proposal for total dividends related to the fiscal year of 2017 in the amount of R$ 380,115, which was paid on December 11, 2017 by interest on equity the amount of R$ 199,835 and on May 9, 2018 the remaining balance.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

26.                 Net Financial Result

	12/31/2018	12/31/2017	12/31/2016

Income from financial investments	442,378	285,888	333,168
Other financial income	17,329	19,890	48,636
Total financial income	459,707	305,778	381,804

Loan interest expenses	(1,075,567)	(1,035,986)	(991,796)
Other interest expenses	(120,991)	(108,410)	(104,023)
Other financial expenses	(303,816)	(74,080)	(60,385)
Total financial expenses	(1,500,374)	(1,218,476)	(1,156,204)

Monetary and exchange variations on loans and financing	(1,311,061)	(163,418)	1,619,202
Monetary and exchange variations on other assets and liabilities	244,411	(15,995)	(251,921)
Monetary and exchange variation, net	(1,066,650)	(179,413)	1,367,281

Derivative gain (loss)	(2,735,196)	73,271	528,839

Financial income	459,707	379,049	2,277,924
Financial expenses	(5,302,220)	(1,397,889)	(1,156,204)
Financial result, net	(4,842,513)	(1,018,840)	1,121,720

27.                     Net Sales Revenue

	12/31/2018	12/31/2017	12/31/2016

Gross sales	14,802,821	11,752,459	11,033,809

Deductions:
Present value adjustment	(4,984)	—	(20,620)
Returns and cancelations	(75,477)	(50,199)	(76,654)
Discounts and rebates	(15,695)	(6,589)	(9,807)
	14,706,665	11,695,671	10,926,728

Taxes on sales (a)	(1,263,289)	(1,114,998)	(1,087,566)

Net sales revenue	13,443,376	10,580,673	9,839,162

(a) Includes the relative amount 2.5% of gross sales revenue in the domestic market, related to social contribution to the (INSS), pursuant to Law n° 12.546/11, Article 8, Annex I and their respective changes.

The table below shows the breakdown of consolidated net revenue by foreign and domestic markets, specifying the countries where sales in the export market are more significant:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2018		12/31/2017		12/31/2016
	Net revenue	% Total net revenue	Net revenue	% Total net revenue	Net revenue	% Total net revenue

Domestic market (Brazil)	4,051,642	30%	3,222,158	30%	3,276,248	33%
Foreign market	9,391,734	70%	7,358,515	70%	6,562,914	67%
China	2,113,078	16%	1,786,629	17%	1,279,134	13%
United States	1,346,863	10%	1,392,159	13%	1,359,651	14%
Hong Kong	1,412,179	11%	1,230,631	12%	1,001,465	10%
France	889,471	7%	475,442	4%	503,649	5%
Germany	568,409	4%	441,506	4%	377,619	4%
Italy	447,063	3%	378,874	4%	611,150	6%
South Korea	160,286	1%	19,974	0%	32,226	0%
Spain	198,692	1%	246,184	2%	132,323	1%
Turkey	328,821	2%	197,880	2%	144,031	1%
United Kingdom	235,441	2%	195,828	2%	186,436	2%
Mexico	140,055	1%	23,727	0%	47,180	0%
Argentina	157,715	1%	160,207	2%	158,425	2%
Peru	200,017	1%	128,083	1%	101,807	1%
Other countries	1,193,644	9%	681,391	6%	627,818	6%
Total net revenue	13,443,376	100%	10,580,673	100%	9,839,162	100%

28.                              Information by Segment and Geographic Areas

28.1.                    Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information presented under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are as follows:

i) Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff mainly to supply the foreign market, with any surplus sold in the domestic market.

ii) Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Sales of the consumer goods segment (tissue) are classified in this segment due to the segment’s immateriality.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

28.2.                          Information on operating segments

	12/31/2018
	Pulp	Paper	Not segmented	Total
Net sales revenue	8,783,272	4,660,104	—	13,443,376
Domestic market (Brazil)	744,566	3,307,076	—	4,051,642
Foreign market	8,038,706	1,353,028	—	9,391,734
Asia	3,837,998	101,695	—	3,939,693
Europe	2,810,899	225,111	—	3,036,010
North America	1,340,907	210,831	—	1,551,738
South and Central America	48,902	774,730	—	823,632
Africa	—	40,661	—	40,661
Cost of sales	(3,965,912)	(2,956,419)		(6,922,331)
Gross profit	4,817,360	1,703,685	—	6,521,045
Gross margin (%)	54.8%	36.6%	—	48.5%

Operating income (expenses)	(626,887)	(886,347)	—	(1,513,234)
Selling expenses	(212,869)	(385,857)	—	(598,726)
General and administrative expenses	(275,859)	(549,350)	—	(825,209)
Other operating income (expenses), net	(138,159)	41,284	—	(96,875)
Equity pick-up	—	7,576	—	7,576

Operating profit before net financial income	4,190,473	817,337	—	5,007,811
Operating margin (%)	47.7%	17.5%	—	37.3%

Financial result, net	—	—	(4,842,513)	(4,842,513)
Income (loss) before income taxes	4,190,473	817,337	(4,842,513)	165,298

Income taxes	—	—	154,516	154,516

Net income (loss) for the year	4,190,473	817,337	(4,687,997)	319,814
Profit margin for the year (%)	47.7%	17.5%	—	2.5%

Depreciation, depletion and amortization	1,105,381	457,842	—	1,563,223

Total assets	19,798,067	7,487,686	26,646,891	53,932,644
Total liabilities	670,041	701,802	40,534,866	41,906,709

Controlling interest equity	—	—	12,012,007	12,012,007
Non-controlling interest in subsidiaries’ equity	—	—	13,928	13,928
Total equity	—	—	12,025,935	12,025,935

Products sold (in tons)	3,225,719	1,255,637	—	4,481,356
Foreign market	2,927,714	377,263	—	3,304,977
Domestic market (Brazil)	298,005	878,374	—	1,176,379

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2017
	Pulp	Paper	Not segmented	Total
Net sales revenue	6,920,494	3,660,179	—	10,580,673
Domestic market (Brazil)	624,320	2,597,838	—	3,222,158
Foreign market	6,296,174	1,062,341	—	7,358,515
Asia	2,976,504	32,950	—	3,009,454
Europe	2,262,162	139,572	—	2,401,734
North America	966,789	254,971	—	1,221,760
South and Central America	90,719	608,445	—	699,164
Africa	—	26,404	—	26,404
Cost of sales	(3,937,036)	(2,559,268)	—	(6,496,304)
Gross profit	2,983,458	1,100,911	—	4,084,369
Gross margin (%)	43.1%	30.1%	—	38.6%

Operating income (expenses)	(104,985)	(749,449)	48,517	(805,917)
Selling expenses	(163,879)	(259,446)	—	(423,325)
General and administrative expenses	(185,141)	(343,833)	—	(528,974)
Other operating income (expenses), net	244,035	(152,042)	48,517	140,510
Equity pick-up	—	5,872	—	5,872

Operating profit before net financial income	2,878,473	351,462	48,517	3,278,452
Operating margin (%)	41.6%	9.6%	—	31.0%

Financial result, net	—	—	(1,018,840)	(1,018,840)
Income (loss) before income taxes	2,878,473	351,462	(970,323)	2,259,612

Income taxes	—	—	(438,618)	(438,618)

Net income (loss) for the year	2,878,473	351,462	(1,408,941)	1,820,994
Profit margin for the year (%)	41.6%	9.6%	—	17.2%

Depreciation, depletion and amortization	1,007,280	395,498	—	1,402,778

Total assets	18,901,493	6,336,499	3,288,203	28,526,195
Total liabilities	637,451	643,594	15,628,539	16,909,584

Controlling interest equity	—	—	11,616,611	11,616,611
Non-controlling interest in subsidiaries’ equity	—	—	—	—
Total equity	—	—	11,616,611	11,616,611

Products sold (in tons)	3,631,831	1,190,108	—	4,821,938
Foreign market	3,255,329	374,190	—	3,629,519
Domestic market (Brazil)	376,502	815,917	—	1,192,419

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

	12/31/2016
	Pulp	Paper	Not segmented	Total
Net sales revenue	6,144,123	3,695,039	—	9,839,162
Domestic market (Brazil)	703,820	2,572,428	—	3,276,248
Foreign market	5,440,303	1,122,611	—	6,562,914
Asia	2,502,344	32,054	—	2,534,398
Europe	1,962,469	143,036	—	2,105,505
North America	898,442	327,718	—	1,226,160
South and Central America	71,725	568,253	—	639,978
Africa	5,323	51,550	—	56,873
Cost of sales	(4,082,147)	(2,480,933)	—	(6,563,080)
Gross profit	2,061,976	1,214,106	—	3,276,082
Gross margin (%)	33.6%	32.9%	—	33.3%

Operating income (expenses)	(1,347,490)	(653,608)	—	(2,001,098)
Selling expenses	(177,098)	(239,212)	—	(416,310)
General and administrative expenses	(149,485)	(277,615)	—	(427,100)
Other operating income (expenses), net	(1,020,907)	(129,654)	—	(1,150,561)
Equity pick-up	—	(7,127)	—	(7,127)

Operating profit before net financial income	714,486	560,498	—	1,274,984
Operating margin (%)	11.6%	15.2%	—	13.0%

Financial result, net	—	—	1,121,720	1,121,720
Income (loss) before income taxes	714,486	560,498	1,121,720	2,396,704

Income taxes	—	—	(718,889)	(718,889)

Net income (loss) for the year	714,486	560,498	402,831	1,677,815
Profit margin for the year (%)	11.6%	15.2%	—	17.1%

Depreciation, depletion and amortization	1,006,222	397,296	—	1,403,518

Total assets	17,765,172	6,830,676	4,775,427	29,371,275
Total liabilities	815,332	704,409	17,726,545	19,246,286

Controlling interest equity	—	—	10,124,989	10,124,989
Non-controlling interest in subsidiaries’ equity	—	—	—	—
Total equity	—	—	10,124,989	10,124,989

Products sold (in tons)	3,528,378	1,188,404	—	4,716,782
Foreign market	3,117,814	361,996	—	3,479,810
Domestic market (Brazil)	410,564	826,408	—	1,236,972

(a) The Company evaluation based on operating segments is only made for assets and liabilities comprising the measurement of Return on Invested Capital (“ROIC”), since this is used in the decision-making process.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

28.3.                     Net sales by products

The table below shows the breakdown of paper consolidated net sales by product:

	12/31/2018	12/31/2017	12/31/2016
Products
Market pulp (a)	8,783,274	6,920,494	6,144,123
Printing and writing paper (b)	3,834,380	2,265,093	2,233,995
Paperboard	764,701	1,273,540	1,357,829
Other	61,021	121.546	103.215
Total Revenue	13,443,376	10,580,673	9,839,162

(a) Fluff pulp is not material (around 1% of the total net sales) and thus was included in Market Pulp sales.

(b) Tissue paper is recently product released and its revenues represented 3.5% of the total net sales, due to immateriality was included in Printing and writing paper.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

29.       Expenses by Nature

	12/31/2018	12/31/2017	12/31/2016

Cost of sales
Personnel expenses	(649,741)	(546,090)	(507,311)
Variable cost	(3,197,895)	(2,994,349)	(2,907,344)
Logistics cost	(1,044,899)	(963,379)	(944,119)
Depreciation, depletion and amortization	(1,523,935)	(1,367,856)	(1,373,355)
Other costs	(505,861)	(624,630)	(830,951)
	(6,922,331)	(6,496,304)	(6,563,080)

Selling expenses
Personnel expenses	(145,844)	(106,083)	(111,022)
Services	(78,227)	(45,593)	(39,854)
Logistics cost	(297,129)	(220,944)	(198,973)
Depreciation and amortization	(4,471)	(3,547)	(3,439)
Other expenses (a)	(73,054)	(47,158)	(63,022)
	(598,726)	(423,325)	(416,310)

Administrative expenses
Personnel expenses	(469,661)	(309,019)	(235,153)
Services	(235,544)	(105,522)	(85,911)
Depreciation and amortization	(34,817)	(31,375)	(26,724)
Other expenses (b)	(85,187)	(83,058)	(79,312)
	(825,209)	(528,974)	(427,100)

Other operating (expenses) income
Result from disposal of other products	8,785	4,765	13,952
Result from disposal of property, plant and equipment and biological assets	4,523	29,005	9,767
Provision for loss and write-off of property, plant and equipment and biological assets (c)	(18,103)	(66,707)	(124,108)
Provision for land losses (impairment)	—	—	(192,538)
Amortization of intangible assets	(9,947)	(8,303)	(15,136)
Adjustment to fair value of biological assets	(129,187)	192,504	(780,666)
Partial write-off of intangible assets (Note 16.3)	—	(18,845)	(78,799)
Tax recovery	335	5,613	15,672
Receipt of royalties	—	2,603	—
Loss in fixed assets disposal	—	(24,305)	—
Judicial agreements	—	20,231	—
Land conflict agreement	—	(11,779)	—
Trade agreement credits	51,846	10,671
Other operating income (expenses), net	(5,127)	5,057	1,295
	(96,875)	140,510	(1,150,561)

	(8,443,141)	(7,308,093)	(8,557,050)

(a)         Includes allowance for doubtful accounts, insurance, materials (use and consumption), expenses with travel, accommodation, participation in trade fairs and events.

(b)         Includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

(c)          On December 31, 2018 the amount refers to R$ 10,903 of write-offs related to losses and damages with biological assets and R$ 5,507 with property, plant and equipment (On December 31, 2017 the amount refers to R$ 49,338 of write-offs related to losses and claims with biological assets, R$ 17,369 with property, plant and equipment, and R$ 2,846 in reversal of provision for write-off of biological assets.

30.       Insurance

Suzano maintains insurance coverage in amounts considered sufficient to cover possible liability risks, material losses and loss of profits. The maximum indemnity limit for material assets is R$ 7,520,000, for civil liability of Directors and Officers (D&O), the insured amount is US$ 100,000 and, for general civil liability, the insured amount is US$ 5,500.

Eucalyptus forests are not covered by insurance policies due to the particularities of this asset. The Company conducts constant monitoring through strategically positioned watchtower network, using fire alarm systems and trained fire brigades to prevent and combat these risks in forest areas.

31.       Supplementary cash flow information non-cash transactions

	12/31/2018	12/31/2017	12/31/2016

Additions to property, plant and equipment (a)	(242,337)	—	—
Additions to biological assets (a)	(120,495)	—	—
Accounts payable for asset acquisition (a)	402,832	—	—
Acquisition of subsidiaries (a)	(40,000)
Offsets of other taxes payable	(133,165)	(363,614)	(413,053)
Actuarial liability gain (losses)	(69,305)	4,173	(54,422)
Exchange variation on investees	137,546	38,006	(45,720)
Reversal of time-barred dividends	66	29	26
Minimum mandatory dividends	(3,466)	(180,280)	(370,828)

(a)         The amounts relate to the transaction with Duratex and Facepa (Note 1.1 (a) (vii) and (b) (ii))

32. Subsequent events to the reporting date

i) Business Combination — Fibria Celulose S.A.

The Company completed the corporate reorganization process that resulted in the full control of the capital stock of Fibria, a producer of eucalyptus pulp, under the terms of the Agreement presented in note 1.1 b. i).

The corporate reorganization has as its main objective the creation of a new company, which will be a world leader in the production and sale of paper and pulp, the Company resulting from this union will have approximately 37 thousand employees (direct and third), with assets located in Brazil and in the world. In total there will be 11 industrial units, reaching 11 million tons of pulp, 1.4 million tons of paper and annual export volumes totaling R$ 18 billion.

The consideration by Fibria, defined in terms of the Agreement, is as follows:

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

i) Share exchange ratio

On January 2, 2019, pursuant to Notice to Shareholders, the exchange ratio of the common shares issued by the Holding held by Fibria shareholders for shares issued by Suzano was adjusted from 0.4611 to 0.4613, the exchange ratio of 0.4613 considered as final. The adjustment in the exchange ratio, compared to the originally announced, is due to (i) a change in the total number of shares issued by Fibria ex-treasury and disregarding the shares resulting from the vesting of option plans between those in the Protocol and Justification and present date of 553,080,611 shares for 553,733,881 shares and (ii) alteration of the number of shares issued by Suzano ex-treasury and disregarding the shares resulting from the vesting of option plans between that contained in the Protocol and Justification and the present date of 1,091,984,141 shares to 1,093,784,141 shares.

As a result of this adjustment, (i) Suzano issued, as a result of the merger of the Holding, 255,437,439 new common shares in the market value of R $ 36.95 (thirty-six reais and ninety-five cents), totaling amount of R$ 9,438,413; and (ii) the amount attributed to Suzano’s common share to calculate the capital gain, as disclosed in the Notice of Shareholders on November 29, 2018, increased from R$ 15.38 (fifteen reais and thirty-eight cents ) attributed to 0.4611 common share for R$ 15.39 (fifteen reais and thirty nine cents) attributed to 0.4613 common share of Suzano

ii) Cash installment

On January 10, 2019, by means of the Notice to Shareholders, the Company communicated the final value of the Adjusted Cash Portion, corresponding to the redemption value of each Holding’s redeemable preferred share, originally equivalent to R$ 52.50 (fifty two reais and fifty centavos), (i) reduced by the amount of dividends declared by Fibria on December 3, 2018 and paid in Brazil on December 12, 2018 in the amount of R$ 5.03 (five reais and three cents) (ii) plus R$ 2.73 (two reais and seventy-three cents), corresponding to the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on 252 (two hundred seventy- and fifty-two) business days, calculated and disclosed daily by B3 SA - Brasil, Bolsa e Balcão (“DI Rate”), between March 15, 2018 and the Expiration Date of the Transaction (including January 2019 (including) and January 14, 2019 (inclusive), the DI Rate was estimated at 6.40% (six point forty percent) per year, with a total and final amount of R$ 50.20 (fifty reais and twenty cents) per share, making up the final amount of the Adjusted Cash Amount of R$ 27,797,440.

The amounts mentioned above are gross, not considering any tax impacts on the payment to Fibria Resident or Non-Resident Shareholders, which are detailed in the Notice to Shareholders disclosed on November 29, 2018.

Suzano conducted a preliminary valuation analysis of the fair market value of the assets of Fibria acquired and liabilities assumed. Using the full consideration for the Merger, Suzano estimated the allocations for such assets and liabilities. The following table, in millions of

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.) Notes to the Consolidated Financial Statements at December 31, 2018 In thousands of Brazilian reais (R$), unless otherwise indicated

Reais, summarizes the allocation of the preliminary purchase price on January 3, 2019 based on Fibria’s financial statements as of December 31, 2018.

	(amounts expressed in millions of Reais)
Cash consideration	27,797
Issuance of shares (Suzano)	9,438
Total consideration	37,235

Book value of Fibria’s shareholders’ equity	14,149
Elimination of the book value of existing goodwill, net of the deferred income taxes	(3,495)
Mandatory minimum dividends (Eliminated balance)	725
Book value of Fibria’s shareholders’ equity, net of goodwill	11,379

Adjustments to fair value
Inventories	2,179	(a)
Property, plant and equipment	9,445	(b)
Customer relationship	9,031	(c)
Port Assets	749	(d)
Possible contingent losses	(2,971	)(e)
Loans and Financing	(60	)(f)
Taxes recoverable	(236	)(g)
Other Net Assets and Liabilities	369	(h)
Deferred taxes, net	(547	)(i)

Total impact of fair value	17,959

Total preliminary goodwill	7,897

(a) Calculated considering the balance of finished products based on selling price, net of selling expenses and an accepted margin based on the results achieved in 2018.

(b) Determined based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

(c) In order to determine the fair value adjustment in the customer portfolio, the income approach and the MPEEM (Multi Period Excess Earnings Method) method were used to measure the present value of the income that will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria’s sales data and the churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was calculated using estimated discounted cash flows.

(d) Fibria has concession contracts and port assets to assist in port operations in Brazil. The fair value calculation of these assets was considered the income approach, the MPEEM (Multi Period Excess Earnings Method) method that measures the present value of the income that will be generated during the remaining useful life of the asset and method of direct cost differential.

(e) At the moment, in the business combination, for the calculation of the fair value of the contingencies, whose chances of loss were considered possible and remote by Fibria’s Management, the amounts indicated were

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

considered by the Management of Suzano and its external and independent advisors based on the analyzes of Fibria’s external lawyers.

(f) Adjustment to fair value of loans and financing was calculated based on the fair value of the Bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date.

(g) For the measurement of the fair value of the taxes to be recovered, the amount to be recovered, brought to present value considering the expected Selic rate for the same period, was considered.

(h) In other net assets and liabilities, including supply contracts, accounts receivable and advances to suppliers, the income evaluation methodology, the present value and the direct cost differential were used.

(i) Deferred income tax on fair value adjustments of assets in Veracel and Portocel.

The goodwill above is attributable to Fibria’s strong market position and expected future profitability in negotiations in the eucalyptus pulp market.

The direct costs related to the operation, recorded directly in the income for the year, totaled approximately R$ 63,690, substantially consisting of expenses with legal fees, auditing and other consulting services.

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(expressed in millions of Reais)
Fair value
Assets
Current
Cash and cash equivalents	1,795
Financial instruments	4,316
Derivative financial instruments	211
Trade accounts receivable	1,302
Inventories	6,187
Recoverable taxes	261
Other assets	213
Total Current Assets	14,285

Non-current
Financial Investments	173
Derivative Financial Instruments	455
Recoverable taxes	988
Advances to Suppliers	604
Judicial deposits	210
Deferred taxes	1,567
Other assets	227
4,224

Investments	200
Biological assets	4,580
Property, plant and equipment	25,044
Right of Use	2,761
Intangible assets
Other intangible assets	309
Customer Portfolio	9,031
Software	21
Cultivars	143
Supplier contracts	172
Port assets	749
Added value of contracts-leases	44
Unallocated parcel-Goodwill	7,897
50,951

Total Non-current assets	55,175

Total Asset	69,460

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

(expressed in millions of Reais)
Fair value
Liabilities
Current
Loans and financing	3,136
Derivative Financial Instruments	276
Lease Liabilities	349
Trade accounts payable	3,427
Payroll and charges	402
Taxes payable	129
Dividends payable	6
Other accounts payable	150
Total Current Liabilities	7,875

Non-current
Loans and financing	17,591
Lease Liabilities	2,412
Derivative Financial Instruments	126
Provision for contingencies, liquid	3,182
Deferrad taxes	558
Other accounts payable	369
Total Non-Current Liabilities	24,238

Total Liabilities	32,113

Equity
Shareholders ‘ equity	37,236

Non-controlling interest	111

Total equity	37,347

Total liabilities and shareholders ‘ equity	69,460

Suzano S.A. (Formerly Suzano Papel e Celulose S.A.)
Notes to the Consolidated Financial Statements
at December 31, 2018
In thousands of Brazilian reais (R$), unless otherwise indicated

ii) Debenture - 7th issue.

On January 7, 2019, the Company issued R$ 4,000,000 in 7th issue, single series, non-convertible debentures with maturing in January, 2020 with interest rate from 103% to 112% of CDI.

iii) Senior Notes (“Notes 2029”)

On January 29, 2019, the Company reopened Senior Notes 2029 with the additional issuance of debt securities in the amount of US$ 750,000 (equivalent to R$ 2.8 billion). The notes mature in January 2029 and were issued with interest of 5.465% per annum, which will be paid semi-annually.

iv) Expert prepayment contracts (“EPP”)

On February 25, 2019, Suzano entered into an expert prepayment agreement in the amount of R$ 738.8 million, with annum interest payment of 8.35% p.a. and maturing in 2024.

v) BNDES lines — Amortization

On March 15, 2019, Suzano performed the extraordinary amortization of R$ 299.7 million in BNDES lines, comprising the portion to be amortized plus the corresponding remuneration on the amortization date.

vi) Debenture - 7th issue — partial extraordinary amortization

On March 27, 2019, the Company performed the partial optional extraordinary amortization over the balance of the face value per unit of the debentures of the 7th issuance, single series, non-convertible into shares, in the amount of R$ 2,056,173. This extraordinary amortization is in line with the responsible liability management of the Company and its market positioning.

vii) Approval of the merger of Fibria

On April 1, 2019, the Company approved in the Extraordinary Shareholders Meeting of the Company the merger of Fibria, wholly owned subsidiary of the Company, with the transfer of all of its equity to the Company and its consequent winding up (“Merger”), provided that the share capital of the Company will not change due to the Merger. As a result of the Merger, the Company will succeed Fibria in all of its rights and obligations.