Form 20-F
period 2019-12-31
Suzano S.A.
filed 2020-03-31
CIK 909327

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2019

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Shares, without par value		New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Common Shares	—	New York Stock Exchange
4.000% Notes due 2025, issued by Fibria Overseas Finance Ltd.	FBR/25	New York Stock Exchange
5.500% Notes due 2027, issued by Fibria Overseas Finance Ltd.	FBR/27	New York Stock Exchange
5.250% Notes due 2024, issued by Fibria Overseas Finance Ltd.	FBR/24	New York Stock Exchange
6.000% Notes due 2029, issued by Suzano Austria GmbH	SUZ/29	New York Stock Exchange
5.000% Notes due 2030, issued by Suzano Austria GmbH	SUZ/30	New York Stock Exchange

*       Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of stock of Suzano S.A. (formerly Suzano Papel e Celulose S.A.) as of December 31, 2019 was:

1,361,263,584 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒Yes   ☐ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

☐ Yes   ☒ No

i

ii

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, mainly in “Item 3. Key Information — Risk Factors,” “Item 4. Information on Suzano — Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things:

•	the novel outbreak of the COVID-19 pandemic and its impacts on the sanitary and health conditions in Brazil and in our principal export markets;

•	our management and future operation;

•	the implementation of our main operational strategies, including our potential participation in acquisitions, joint venture transactions or other investment opportunities;

•	general economic, political and business conditions, both in Brazil and in our principal export markets;

•	industry trends and the general level of demand for, and change in the market prices of, our products;

•	existing and future governmental regulation, including tax, labor, pension and environmental laws and regulations and import tariffs in Brazil and in other markets in which we operate or to which we export our products;

•	the competitive nature of the industries in which we operate;

•	our level of capitalization, including the levels of our indebtedness and overall leverage;

•	the cost and availability of financing;

•	our compliance with the covenants contained in the instruments governing our indebtedness;

•	the implementation of our financing strategy and capital expenditure plans;

•	inflation and fluctuations in currency exchange rates, including the Brazilian real and the U.S. dollar;

•	legal and administrative proceedings to which we are or may become a party;

•	the volatility of the prices of the raw materials we sell or purchase to use in our business;

•	other statements included in this annual report that are not historical; and

•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed in “Item 3. Key Information — Risk Factors.”

The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “hope,” “intend,” “may,” “might,” “should,” “would,” “will,” “understand” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, forward-looking information, events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Our actual results and performance may differ substantially from the forward-looking statements included in this annual report.

GLOSSARY OF CERTAIN TERMS USED IN THIS ANNUAL REPORT

Herein, “Suzano”, the “Company”, “we”, “us” and “our” refer to Suzano and its consolidated subsidiaries, unless the context otherwise requires. References to “Fibria” refer to former “Fibria Celulose S.A.”. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, the official currency of the United States.

ADENE	Agency for the Development of the Northeastern Brazil, or Agência de Desenvolvimento do Nordeste.

ADR	American Depositary Receipts.

ADS	American Depositary Shares.

ANTAQ	Brazilian regulatory agency regulating aquatic transportation, or Agência Nacional de Transportes Aquaviários.

B3	B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo Stock Exchange.

BNDES	The Brazilian Development Bank, or Banco Nacional de Desenvolvimento Econômico e Social.

BNDESPAR	BNDES Participações S.A.

Brazilian Corporation Law	Brazilian Law No. 6.404/76, as amended.

CADE	Brazilian antitrust authority, or Conselho Administrativo de Defesa Econômica.

COFINS	Contribution for the Financing of Social Security, or Contribuição para o Financiamento da Seguridade Social.

CONFAZ	National Board of Financial Policy, or Conselho Nacional de Política Fazendária.

CSLL	Social Contribution on Net Income, or Contribuição Social Sobre o Lucro Líquido.

CVM	Brazilian Securities Commission, or Comissão de Valores Mobiliários.

Exchange Act	U.S. Securities Exchange Act of 1934, as amended.

FGTS	Government Severance Indemnity Fund for Employees, or Fundo de Garantia do Tempo de Serviço.

GHG	Greenhouse gas.

IBÁ	Brazilian Tree Industry, or Indústria Brasileira de Árvores.

IBAMA	Brazilian Federal Environmental Agency, or Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis.

ICMS	Tax on Sale of Goods and Services, or Imposto sobre Circulação de Mercadorias e Serviços.

IFC	International Finance Corporation.

INCRA	Brazilian Institute for Land Reform, or Instituto Nacional de Colinização e Reforma Agrária.

INPI	National Industrial Property Institute, or Instituto Nacional da Propriedade Industrial

INSS	Social Security Contributions, or Instituto Nacional do Seguro Social.

IPCA	Inflation Rate Index for Consumer Goods, or Índice Nacional de Preços ao Consumidor Amplo

IPI	Tax on Manufactured Products, or Imposto sobre Produtos Industrializados.

IRPJ	Corporate Income Taxes, or Imposto de Renda Pessoa Jurídica.

ISS	Tax on Services, or Imposto Sobre Serviços.

PIS	Social Integration Program, or Programa de Integração Social.

PPPC	Pulp and Paper Products Council.

RFB	Brazilian Internal Revenue, or Receita Federal do Brasil.

Securities Act	U.S. Securities Act of 1933, as amended.

SUDENE	Superintendence for Development of the Northeast, or Superintendência do Desenvolvimento do Nordeste.

TJLP	Brazilian Long-Term Interest Rate, or Taxa de Juros de Longo Prazo.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We have prepared our consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years ended December 31, 2019, included herein, in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected financial information should be read together with our consolidated financial statements, including the notes thereto.

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

The financial information and certain other information presented in a number of tables in this annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based on the rounded numbers.

Given that the merger of shares (incorporação de ações) (the “Merger”), set forth in the Merger Agreement entered into by Suzano and Fibria on July 26, 2018 (the “Merger Agreement”) was consummated in January 2019, our results of operations and financial condition for some historical periods discussed in this section do not reflect or include the results of operations or any assets or liabilities of Fibria. We began consolidating Fibria and its subsidiaries as from January 1, 2019, and, accordingly, our results of operations and financial condition in future periods may not necessarily be comparable to our results of operations and financial condition for historical periods, including those discussed below. For information on Fibria’s results of operations and financial condition for these periods, see Fibria’s audited consolidated statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 that were submitted by Fibria to the SEC on Form 6-K on February 22, 2019. In this section, we include, solely for convenience purposes, certain information on Fibria’s results of operations, cash flows and financial condition, including indebtedness and other contractual liabilities, that was extracted from Fibria’s audited consolidated financial statements. However, this information is not indicative of any future results of operations or financial condition of Fibria, or of our company and Fibria operating on a combined basis.

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

Except for the information as of and for the year ended on December 31, 2019, the information below does not reflect our acquisition of Fibria, which closed in January 2019. For financial and operating information on Fibria at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, see Fibria’s audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, submitted to the SEC by Fibria on Form 6-K on February 22, 2019.

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of R$), except per share data
Net sales revenue	26,012,950	13,443,376	10,580,673	9,839,162	10,162,081
Cost of sales	(20,743,482)	(6,922,331)	(6,496,304)	(6,563,080)	(6,147,395)
Gross profit	5,269,468	6,521,045	4,084,369	3,276,082	4,014,686

Operating income (expenses)
Selling	(1,905,279)	(598,726)	(423,325)	(416,310)	(409,986)
General and administrative	(1,173,358)	(825,209)	(528,974)	(427,100)	(455,629)
Income from associates and joint ventures	31,993	7,576	5,872	(7,127)	—
Other, net	405,754	(96,875)	140,510	(1,150,561)	(104,516)
Operating profit before net financial income (expenses)	2,628,578	5,007,811	3,278,452	1,274,984	3,044,555

Net financial income (expenses) (1)
Financial expenses	(4,178,848)	(1,500,374)	(1,218,476)	381,804	304,261
Financial income	493,246	459,707	305,778	(1,156,204)	(1,255,227)
Derivative financial instruments	(1,075,252)	(2,735,196)	73,271	528,839	(630,251)
Monetary and exchange variations, net	(1,964,927)	(1,066,650)	(179,413)	1,367,281	(2,828,407)
Net income (loss) before taxes	(4,097,203)	165,298	2,259,612	2,396,704	(1,365,069)
Income taxes
Current	(246,110)	(586,568)	(202,187)	(188,817)	(19,052)
Deferred	1,528,571	741,084	(236,431)	(530,072)	454,445
Net income (loss) for the year	(2,814,742)	319,814	1,820,994	1,677,815	(929,676)
Income (loss) for the year attributed to the controlling shareholders	(2,817,518)	319,693	1,820,994	1,677,815	(929,676)
Income for the year attributed to non-controlling shareholders	2,776	121	—	—	—

Basic earnings (loss) per share (2)
Common	(2.08825)	0.29236	1.66804	1.53922	(0.85429)

Diluted earnings (loss) per share (3)
Common	(2.08825)	0.29199	1.66433	1.53430	(0.85429)

(1) In 2019, we presented two additional lines in the net financial income (expenses): (i) derivative financial instruments and (ii) monetary and exchange variations, net. We believe that such practice improves the transparency of the disclosure of financial results in the statements of income (loss).
(2) Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.

(3) Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands of R$)
Assets
Current assets
Cash and cash equivalents	3,249,127	4,387,453	1,076,833	1,614,697	1,477,246
Marketable securities	6,150,631	21,098,565	1,631,505	2,080,615	970,850
Trade accounts receivable	3,035,817	2,537,058	2,297,763	1,548,741	1,842,561
Inventories	4,685,595	1,853,104	1,198,265	1,318,905	1,326,396
Recoverable taxes	997,201	296,832	300,988	425,758	596,936
Derivative financial instruments	260,273	352,454	77,090	367,145	158,930
Advances to suppliers	170,481	98,533	86,499	532,655	27,016
Other assets	335,112	169,175	119,610	112,952	132,536

Assets held for sale	—	5,718	11,535	—	50,000
Total current assets	18,884,237	30,798,892	6,800,088	8,001,468	6,582,471

Non—current assets
Marketable securities	179,703	—	—	—	—
Receivables from other related parties	—	—	—	13,000	—
Recoverable taxes	708,914	231,498	283,757	349,536	433,070
Deferred taxes	2,134,040	8,998	2,606	4,624	2,583
Derivative financial instruments	838,699	141,480	56,820	77,035	36,463
Advances to suppliers	1,087,149	218,493	221,555	216,578	251,287
Judicial deposits	268,672	129,005	113,613	87,097	61,653
Other assets (1)	228,881	93,935	92,441	93,668	79,543
	5,446,058	823,409	770,792	841,538	864,599

Biological assets	10,571,499	4,935,905	4,548,897	4,072,528	4,130,508
Property, plant and equipment	41,120,945	17,020,259	16,211,228	16,235,280	16,346,234
Intangible assets	17,712,803	339,841	188,426	219,588	329,625
Right of use	3,850,237	—	—	—	—
Investments	322,446	14,338	6,764	873	—
	73,577,930	22,310,343	20,955,315	20,528,269	20,806,367

Total non—current assets	79,023,988	23,133,752	21,726,107	21,369,807	21,670,966

Total assets	97,908,225	53,932,644	28,526,195	29,371,275	28,253,437

(1)	For the years ended on December 31, 2015, 2016, 2017 and 2018 non-current other assets include non-current other assets and receivables from land expropriation balances derived from our annual report on Form 20-F for the year ended December 31, 2018. We changed the previous years presentation to align balance sheet disclosure with information disclosed in our consolidated financial information as of December 31, 2019. We believe that the current presentation is more adequate in light of the insignificant amounts from this balance sheet account.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands of R$)
Liabilities
Current liabilities
Trade accounts payable	2,376,459	632,565	621,179	582,918	581,477
Loans, financing and debentures (1)	6,227,951	3,426,696	2,115,067	1,594,720	2,024,964
Lease liabilities	656,844	—	—	—	—
Derivative financial instruments	893,413	596,530	23,819	250,431	281,317
Taxes payable	307,639	243,835	125,847	78,175	56,285
Payroll and charges	400,435	234,192	196,467	165,030	164,782
Liabilities for assets acquisitions and subsidiaries	94,414	476,954	83,155	85,748	91,326
Dividends payable	5,720	5,434	180,550	370,998	122
Advance from customers	59,982	75,159	92,545	514,766	32,058
Other liabilities	456,338	367,313	280,437	187,088	278,243
Total current liabilities	11,479,195	6,058,678	3,719,066	3,829,874	3,510,574

Non—current liabilities
Loans, financing and debentures (1)	57,456,375	32,310,813	10,076,789	12,418,059	12,892,378
Lease liabilities	3,327,226	—	—	—	—
Derivative financial instruments	2,024,500	1,040,170	104,077	221,047	353,814
Liabilities for assets acquisitions and subsidiaries	447,201	515,558	502,831	609,107	733,538
Provision for judicial liabilities	3,512,477	351,270	317,069	246,634	198,559
Employee benefit plans	736,179	430,427	351,263	339,009	263,141
Deferred taxes	578,875	1,038,133	1,787,413	1,549,563	1,035,663
Share-based compensation plans	136,505	124,318	38,320	18,850	42,722
Other liabilities	121,723	37,342	12,756	14,143	35,289
Total non—current liabilities	68,341,061	35,848,031	13,190,518	15,416,412	15,555,104

Total liabilities	79,820,256	41,906,709	16,909,584	19,246,286	19,065,678

Equity
Share capital	9,235,546	6,241,753	6,241,753	6,241,753	6,241,753
Capital reserves	6,416,864	674,221	394,801	203,714	82,966
Treasury shares	(218,265)	(218,265)	(241,088)	(273,665)	(288,858)
Retained earnings reserves	317,144	2,992,590	2,922,817	1,638,620	701,815
Other reserves	2,221,341	2,321,708	2,298,328	2,314,567	2,450,083
Non-controlling interest	115,339	13,928	—	—	—
Total equity	18,087,969	12,025,935	11,616,611	10,124,989	9,187,759

Total liabilities and equity	97,908,225	53,932,644	28,526,195	29,371,275	28,253,437

(1)	For the years ended on December 31, 2015, 2016, 2017 and 2018 the current and non-current loans, financing and debentures include debentures balances derived from our annual report for the year ended December 31, 2019. We changed the previous years presentation to align balance sheet disclosure with information disclosed in our consolidated financial information as of December 31, 2019. We believe that the current presentation is more adequate in light of the insignificant amounts from this balance sheet account.

OTHER FINANCIAL DATA

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of R$, unless otherwise indicated)
Gross margin (1)	20.3%	48.5%	38.6%	33.3%	39.5%
Operating margin (2)	10.1%	37.3%	31.0%	13.0%	30.0%
Capital expenditures (3)	4,868,427	2,423,698	1,780,302	2,324,338	1,664,898
Depreciation, amortization and depletion (4)	5,844,855	1,563,223	1,402,778	1,403,518	1,419,477
Cash flow provided by (used in):
Operating activities	7,576,437	5,169,448	3,067,332	3,075,539	2,674,785
Investing activities	(11,695,019)	(21,961,310)	(1,007,807)	(3,342,484)	(2,557,216)
Financing activities	3,141,809	20,035,049	(2,612,089)	566,082	(2,601,821)

(1) The gross margin calculation consists of dividing gross profit by net revenues.

(2) The operating margin calculation consists of dividing operating profit before net financial income (expenses) by net revenues.

(3) Relates to capital expenditures cash invested for the acquisition of property, plant and equipment and intangible assets and biological assets.

(4)	Includes the amortization of fair value adjustment on the business combination with Fibria/Facepa/Ibema, except for the fair value amortization of inventories and contingencies related to the business combination with Fibria.

OPERATIONAL DATA

	As at and for the year ended December 31,
	2019	2018	2017	2016	2015
Number of employees	14,534	9,385	7,830	7,483	7,605
Nominal production (millions of tons)
Pulp	9.4	3.5	3.5	3.5	3.4
Paper	1.2	1.3	1.2	1.2	1.2
Nominal production capacity (millions of tons)
Pulp	10.9	3.6	3.6	3.6	3.5
Paper	1.4	1.4	1.4	1.3	1.3
Sales volumes (thousand metric tons)
Domestic market pulp	830,962	298,005	376,502	410,564	455,356
Export market pulp	8,580,691	2,927,714	3,255,329	3,117,814	2,820,579
Total market pulp	9,411,653	3,225,719	3,631,831	3,528,378	3,275,936
Sales volumes (thousand metric tons)
Domestic market paper	853,412	878,374	815,917	826,408	822,941
Export market paper	403,051	377,263	374,190	361,996	403,016
Total market paper	1,256,463	1,255,637	1,190,108	1,188,404	1,225,957
Total sales volumes market paper and pulp	10,668,116	4,481,356	4,821,938	4,716,782	4,501,892

Special Note Regarding Non-IFRS Financial Measures

A non-IFRS financial measure is any financial measure that is presented other than in accordance with all relevant accounting standards under IFRS. We disclose EBITDA and Adjusted EBITDA for us in this annual report, which are considered non-IFRS financial measures in accordance with CVM Instruction No. 527.  EBITDA is defined by the CVM, as earnings before net financial results, taxes, depreciation and amortization, or EBITDA. Adjusted EBITDA for us is defined as EBITDA as further adjusted to add or exclude: Expenses with Fibria’s transaction; Amortization of fair value adjustment on business combination with Fibria; Indemnity – FACEPA; Accruals for losses on ICMS credits; Contract renegotiation; Losango Project Adjustments; Fair value adjustment (others); Accruals for losses on PIS and COFINS credits; Labor lawsuits provision; Fair value adjustment of biological assets; Sale of judicial credits; Result from sale and disposal of property, plant and equipment and biological assets; Income from associates and joint ventures; Non Compete Executives; Fees of counsel; Reconciliation adjustments; Tax credits; Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis); Review Tax (PIS and Cofins); Agreement Valmet; Write-off of Inventory; Windstorm Maranhão and Insurance claim (Muruci and Imperatriz).

The non-IFRS financial measures described in this annual report are not a substitute for the IFRS measures of net income or other performance measures.

Our management believes that disclosure of our EBITDA and Adjusted EBITDA provide useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. This is because EBITDA and Adjusted EBITDA are generally perceived as more objective and comparable measures of operating performance. For example, interest expense is dependent on the capital structure and credit rating of a company. However, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits and the differing jurisdictions in which they transact business. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation method (straight-line, accelerated or units of production), which can result in considerable variation in depreciation and amortization expenses between companies. Therefore, for comparison purposes, our management believes that our EBITIDA and Adjusted EBITDA are useful as objective and comparable measures of operating profitability because they exclude these elements of earnings that do not provide information about the current operations of existing assets.

Moreover, our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate Adjusted EBITDA in the same fashion.

Each of these non-IFRS financial measures are important measures used by our management to assess our financial and operating performance. Management used the amount of Adjusted EBITDA to determine acceptable levels of liquidity considering that this non-IFRS financial measure is also base for the calculation of covenants in financing contracts. We believe that the disclosure of EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts in their review of our operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore our presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies. The presentation of non-IFRS financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IFRS. We urge you to review the reconciliations of the non-IFRS financial measures presented.

For information on Fibria’s EBITDA and Adjusted EBITDA, please see Fibria’s earnings release for the year ended December 31, 2018, submitted to the SEC on Form 6-K on February 22, 2019.

See below for a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA.

Adjusted EBITDA (R$ million)	2019	2018
EBITDA Reconciliation
Net income (loss)	(2,814.7)	319.8
(+/–) Net financial result	6,725.8	4,842.5
(+/–) Income and social contribution taxes	(1,282.5)	(154.5)
(+) Depreciation, amortization and depletion	5,844.8	1,563.2
EBITDA	8,473.4	6,571.0
Expenses with Fibria’s Transaction	79.9	126.6
Amortization of fair value adjustment on business combination with Fibria	2,247.1	—
Indemnity – FACEPA	4.1	—
Accruals for losses on ICMS credits	181.1	—
Contract renegotiation	45.7	—
Losango Project Adjustments	57.8	—
Fair value adjustment (others)	(32.7)	—
Accruals for losses on PIS and COFINS credits	21.1	—
Labor lawsuits provision	32.2	—
Fair value adjustment of biological assets	(185.4)	129.2
Sale of judicial credits	(86.6)	—
Result from sale and disposal of property, plant and equipment and biological assets	42.7	7.4
Income from associates and joint ventures	(32.0)	(7.6)
Non Compete Executives	3.8	—
Fees of counsel	2.4	—
Reconciliation adjustments	(3.0)	7.6
Tax Credits	—	2.9
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	(128.1)	—
Review Tax (PIS and Cofins)	—	9.5
Agreement Valmet	—	(52.8)
Write-off of Inventory	0.1	24.1
Windstorm Maranhão	—	1.6
Insurance claim (Muruci and Imperatriz)	—	(3.1)
Adjusted EBITDA	10,723.6	6,817.8

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

Risks Relating to the Pulp and Paper Industry

Our products’ prices are greatly affected by international market prices, which vary depending on a number of factors that are beyond our control and could adversely affect our results of operations and financial conditions and our ability to operate our plants in an economically viable manner.

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

We are highly dependent on our planted forest areas for the supply of wood, which is essential to our production processes, and any damage to our forest areas or impact on prices of land we seek to purchase for our forests may adversely affect us.

Most of the wood used in our production processes is supplied by our own forestry operations, which include planted forest areas located in close proximity to our production facilities. The wood market in Brazil is very regional and limited in wood availability, as most pulp and paper producers are integrated and utilize wood grown in their own planted forests to meet their wood requirements.

Our planted forests are subject to natural threats, such as drought, fire, pests and diseases, which may reduce our supply of wood or increase the price of wood we acquire. Our planted areas are also subject to other threats, considering their wide territorial coverage and proximity to a significant number of neighbors and local communities, including loss of possession due to social unrest or squatter invasion, land title disputes, wood theft, or arson, which may result in real damage to our planting and transit areas and may adversely affect our results.

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

Additionally, in acquiring land for our timber plantations, we compete with other crops, as well as with cattle breeders, which could ultimately raise land prices or make it more difficult for us to contract independent third parties to cultivate eucalyptus.

Drought in some regions of Brazil, resulting in water scarcity and related rationing, may adversely affect our business and results of operations.

In Brazil, some regions might have drought conditions during some seasons of the year, which could result in acute shortages of water and/or implementation of rationing to restrict usage. Some of our units are located in the affected areas and we cannot assure that our processes for efficient use of water and contingency plans will be able to avoid impacts from severe droughts or governmental measures to address drought conditions on our units’ operations, which could have an adverse effect on our business and results of operations.

We face significant operational risks that can result in the partial shutdown of our operations, which may adversely affect our financial condition and results of operations.

We face operational risks that may result in partial or temporary suspension of our operations and in loss of production. Such outages may be caused by factors associated with equipment failure, information system disruptions or failures (including due to cyber-attacks), accidents, fires, strikes, weather, exposure to natural disasters, regional water crisis, electricity power outages and chemical product spills, accidents involving water reservoirs, among other operational and environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to our property, assets and reputation, a decrease in production or an increase in production costs, any of which may adversely affect our financial condition and results of operations.

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

We have entered into contracts with third parties to provide transportation and logistics services. The early termination of these contracts or our inability to renew them or negotiate new contracts with other service providers with similar conditions could adversely affect our financial and operating condition. In addition, the majority of our suppliers of transportation operate under concessions granted by the Brazilian government and the loss or non-renewal of such concessions may also adversely affect our results of operations and financial condition.

Additionally, we are subject to quality control risks associated with our products, which may affect our consumer market and customers. We are also subject to any potential claims relating to the quality of our products, which may have a material adverse effect on our results of operations and financial condition.

We depend on third-party suppliers for a material portion of our wood requirements and also depend on few suppliers for certain raw materials. Significant reductions in supply or increases in price of these materials could adversely affect our production, products’ mix, margin or availability and, consequently, our results of operations.

Our wood resources are not sufficient to satisfy our production needs, and accordingly we seek additional wood supply from third parties through agreements to purchase standing forests or for purchases of wood delivered to our factories. Medium- and long-term supply agreements with wood suppliers may vary between one to three forest cycles, each cycle lasting approximately seven years. Lease agreements or forest partnerships have an average term of 14 to 15 years. Wood price conditions are subject to cyclical and circumstantial variations of wood demand in the different regions where we operate. A material failure to obtain wood from third party suppliers or a material interruption in our current supply arrangements may result in a significant reduction in available wood for processing at our plants, which may adversely affect our production and, accordingly, our results of operations and financial condition.

In addition, we have few sources for certain raw materials that are essential for the production of pulp and paper, including fuel oil, bleached chemo thermo mechanical pulp, natural gas and third-party industry technology (maintenance). We enter into medium and long term supply agreements with such suppliers. Any significant reduction in the supply or increase in prices, on behalf of the relevant supplier, of any of these raw materials, as well as our inability to maintain the relationship or find suitable substitutes for these suppliers, could adversely affect our products’ mix, margin or availability and, consequently, our results of operations.

Investments by us or our competitors to enhance pulp and paper production capacity in the future may adversely affect the market price for our products.

New capacity projects developed by us or our competitors may create an imbalance between supply and demand of pulp and paper, which may cause a reduction in pulp and paper prices. Investments in new capacity may have an impact on pulp and paper prices and, consequently, on our financial condition or results of operations.

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

In addition, the oversupply of coated paper in the world market, the antidumping measures adopted in other countries and the use of imported coated paper for alternative purposes, especially during periods of prolonged appreciation of the real against the U.S. dollar, may increase competition in Brazil from producers of imported paper. Moreover, if the Brazilian federal government were to decrease import taxes, or in the event of sustained appreciation of the real against the U.S. dollar, competition in Brazil from international producers may increase. The occurrence or continuation of any of the foregoing events could adversely affect us.

Additionally, the pulp and paper markets are served by numerous companies located in different countries. If we are unable to remain competitive against these producers in the future, our market share may be adversely affected. Other companies operating in the same segments may compete with us for acquisition and alliance opportunities. Strategic acquisitions or alliances by our competitors could affect our ability to enter into or consummate acquisitions and alliances that are necessary to expand our business. Further, we may face elevated costs associated with restructuring and/or financing in relation to acquisitions or strategic partnerships in comparison to our competitor companies. Companies that are better positioned to enter into acquisitions or alliances may benefit from preferable production costs, which may affect our competitiveness and market share.

Other factors affecting our ability to compete include the entry of new competitors into the markets we serve, increased competition from overseas producers, our competitors’ pricing strategies, the introduction by our competitors of new technologies and equipment, our ability to anticipate and respond to changing customer preferences and our ability to maintain the cost-efficiency of our facilities. In addition, changes within these industries, including the consolidation of our competitors and our customers, may impact competitive dynamics.

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

More stringent environmental regulation could increase our expenditures and noncompliance with such regulation may result in administrative, civil and criminal liability, which may adversely affect us, our results of operations or financial condition.

Our activities are subject to extensive environmental regulation, including in relation to gas emissions, liquid effluents and solid waste management, reforestation and odor control, as well as maintenance of land reserve and permanent preservation areas. Furthermore, our activities, both industrial and forestry, require periodic renewal of environmental permits.

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

Governmental agencies or other competent authorities may provide new rules or additional regulations even stricter than the ones in force, or they may pursue a stricter interpretation of the existing laws and regulations, which could require us to invest additional resources in environmental compliance or to restrict our ability to operate as currently done. Additionally, noncompliance with or a violation of any such laws and regulations could result in the revocation of our licenses and suspension of our activities or in our liability for environmental remediation costs, which could be substantial. Moreover, failure to comply with environmental laws and regulations could restrict our ability to obtain financing from financial institutions.

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

Demand for pulp and paper is directly related to the growth of the world economy and economic conditions. Currently, Europe, China and North America are the main consumer markets of the industry. Fluctuations in the value of local currency versus the U.S. dollar, downturns in economic activity, nationalization or any change in social, political or labor conditions in any of these countries or regions impacting matters such as sustainability, environmental regulations and trade policies and agreements, could negatively affect our financial results. Any slowing of economic growth in Europe, China and North America could adversely affect the price and volume of our exports and thus impact our operating performance.

According to market statistics (PPPC), Chinese demand represented 37% of the global market pulp demand in 2019 (versus 34% in 2018 and 2017), and this demand has increased at a compound annual growth rate of 9.8% since 2005, above the global average of 2.5%. The recent investments in paper and board machines in China have been boosting pulp demand in China; however, the volatility of Chinese demand due to speculative buying movement is a key risk for any short-term demand forecast. According to the PPPC’s Chinese Demand report, demand for hardwood in China fell by 3.5% in the first 6 months of 2019 vs. the same period last year. However, in the year-to-date analysis (FY 2019 vs FY 2018), there was an increase of 15.5%.

The outbreak of coronavirus or other diseases may adversely affect our operations and financial results.

In light of our activities in the foreign market, our operations and results may be negatively impacted by the novel coronavirus (COVID-19) outbreak. Global or national health concerns, including the outbreak of pandemic or contagious disease, such as the COVID-19, may adversely affect us. Since December 2019, COVID-19 has spread in China and other countries, which continues to adversely impact global commercial activity and has contributed to significant volatility in the market. Such events or potential reactions and mandates from government authorities could cause disruption of regional or global supply chains and economic activity, including significant volatility in demand, which could adversely affect our operations and financial results. Prolonged closures, stoppages and shutdowns, if continuing, may disrupt our operations and the operations of our suppliers, service providers and customers and could materially, adversely affect our revenues, financial condition, profitability, and cash flows. The extent to which the coronavirus and/or other diseases impact our results will depend on future developments, which are highly uncertain and cannot be predicted in light of the rapid development and fluidity of this situation, including new information which may emerge concerning the severity of the coronavirus and/or other diseases and the actions to contain the or treat their impact, among others.

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

Thus, our future financial performance will depend on the economic, political, environmental and social conditions of our main export markets (Europe, Asia and North America). As a result, factors that are beyond our control include:

•	imposition of barriers to trade by certain countries to limit the access of Brazilian companies to their markets or even to subsidize local producers, particularly with respect to paper products, or the granting of commercial incentives in favor of local producers;

•	changes in economic policies and/or conditions of the countries to which we export, which may affect our export capacity and, consequently, our business and operating results;

•	logistics costs, including disruptions in shipping or reduced availability of freight transportation;

•	significant fluctuations in global demand for pulp products, which could impact our sales, operating income and cash flows;

•	the deterioration of global economic conditions, which could impair the financial condition of some of our customers or foreign suppliers, thereby increasing bad debts or non-performance by our foreign suppliers, as well as increasing our costs for financing and refinancing;

•	changes in revenues due to variations in foreign currency exchange rates;

•	controls on currency exchange; and

•	adverse consequences deriving from the need to comply with more stringent regulatory requirements in foreign countries, including environmental rules, regulations and certification requirements.

Risks Relating to Our Company

We pursue certain transactions from time to time and we may not be able to achieve the expected benefits of such transactions or manage potential risks related to such transactions, which may adversely affect our business and growth prospects, as well as our results of operations and financial condition and the trading price for our securities.

In the course of our business, we analyze, pursue and carry out acquisitions and strategic alliances, and, as part of our business strategy, we may acquire other assets or businesses or enter into further strategic partnerships in Brazil or other countries.

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

If we attempt to engage in future acquisitions, we would be subject to additional risks, including that we could fail to select the best partners or fail to effectively plan and manage any strategic alliance. Moreover, any significant acquisition may be subject to regulatory approval in Brazil and abroad and, as a result, may not be consummated, which may have an adverse effect on the trading price of our securities.

The expected synergies from operating as a combined company with other companies that merge into and with us may not be achieved.

Fibria merged with and into our company, which continued as the surviving entity under the laws of Brazil. We cannot provide any assurance as to the extent to which the synergies anticipated or expected from the Merger and other future mergers, or as to the timing for their realization, or as to the expenses that will be incurred in connection with realizing synergic benefits. In particular, we may not be able to realize anticipated cost savings from the combination of the companies’ production facilities, or anticipated synergic benefits from the joint acquisition of raw materials, sharing of improved production techniques and integration of administrative departments.

If we are not able to achieve the synergies from the Merger or any other future mergers, our results of operations and financial condition and the trading price for our securities may be adversely affected. Even if we achieve the expected synergies from the Merger or other future mergers, we may not be able fully realize them within the anticipated timeframe.

We recorded a significant amount of goodwill and other intangible assets with determined useful life as a result of the Merger, which may be subject to impairment charges under certain circumstances in future periods in accordance with applicable accounting regulations and adversely affect our financial condition and results of operations or the trading price of our securities.

As of December 31, 2019, the value of our goodwill and other intangible assets with determined useful life relating to the Merger with Fibria were R$7,897.1 million and R$9,203.0 million, respectively. For further information, see notes 14 and 16 to our audited consolidated financial statements. Under IFRS, goodwill and intangible assets with undetermined useful life are not subject to amortization and are tested annually to identify possible need for impairment, or more often if any event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets that have determined useful lives are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In addition, under IFRS we are required to perform an impairment analysis of assets with undetermined useful life when the book value of our net assets exceeds our market capitalization. As a result, we may be required to record an impairment charge for goodwill or other intangible assets in future periods if required under IFRS, which could lead to decreased assets and reduced net income. If a significant write down were required, the charge could adversely affect our financial condition and results of operations or the trading price of our securities.

The level of our indebtedness could adversely affect our financial condition and a material portion of our cash flow may need to be used to service our debt obligations, which could impair our ability to operate our business.

As of December 31, 2019, we had R$63.7 billion of consolidated total debt (which includes Fibria’s consolidated debt prior to the Merger and debt incurred by us to finance the Merger). We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to investors. Our indebtedness could, among other things: (i) require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities; (ii) increase our vulnerability to a downturn in general economic and industry conditions, and may make us unable to carry out capital spending that is important to our growth; (iii) limit, along with financial and other restrictive covenants in our debt instruments, our ability to incur additional debt or equity financing or dispose of assets; and (iv) decrease our ability to deleverage and place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we are subject to agreements governing our indebtedness that require us to meet and maintain certain covenants and financial ratios. A significant or prolonged downturn in general business and economic conditions, or other significant adverse developments with respect to our results of operations or financial condition, may affect our ability to comply with these covenants or meet those financial ratios and tests and could require us to take action to reduce our debt or to act in a manner contrary to our current business objectives. Moreover, the restrictions associated with these covenants and financial ratios may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. Additionally, despite these restrictions, we may be able to incur substantial additional indebtedness in the future, which might subject us to additional restrictive covenants that could affect our financial and operational flexibility and otherwise increase the risks associated with our indebtedness as noted above. We may also need to refinance all or a portion of our debt on or before maturity, and we may not be able to do this on commercially reasonable terms or at all.

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

We operate under certain tax regimes in Brazil and abroad that may be suspended, cancelled or not renewed, any of which may adversely affect our financial condition and free cash flow generation.

We receive certain tax benefits by virtue of our investment projects in underdeveloped regions in Brazil, which are covered by the SUDENE and the RFB. We also benefit from tax incentives granted by states based on state laws. The program PROMARANHAO in the state of Maranhão and the program Desenvolve in the state of Bahia, published through Ordinance-GABIN nº 435/18 and Decree No. 18.270/18, respectively, are the most relevant ones for our operations. We cannot assure you that the tax incentives we currently benefit from will be maintained or renewed, particularly, but not exclusively, in light of deteriorating macroeconomic conditions that may lead to changes in current material incentives, such as the exemption of export revenues from social security contributions, the Regime Especial de Aquisição de Bens de Capital para Empresas Exportadoras, which is a special regime for the acquisition of capital goods by exporting companies, and Preponderante Exportador, among others. If such tax benefits are not effectively renewed, this could have a material adverse effect on our generation of net cash flow. In the event of constitutional challenges or if we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or cancelled, and we may be required to pay the taxes due in the last five years in full, plus penalties and interest, which may adversely affect us.

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

Our exports and international trading activities are also conducted under certain tax regimes, including rulings and incentives in some foreign countries, including Austria. These the tax rulings or benefits expire and have to be renewed from time to time. We cannot assure you that the tax regimes and incentives from which we currently benefit will be renewed or maintained in the future. In addition, we also benefit from provisions of international treaties entered into by the Brazilian federal government in order to avoid double taxation, such as the non-double taxation treaty between Brazil and Austria, pursuant to which profit earned by our wholly-owned subsidiary in Austria is not subject to double-taxation in Brazil. Although we believe in the validity of the provisions of international treaties, we brought a claim with judicial courts and are currently guaranteeing the enforceability of the Brazilian-Austria treaty by means of a preliminary injunction. If the Brazil-Austria treaty in deemed unenforceable, we may be materially adversely affected.

Fluctuations in interest rates, as well as our inability to manage risks associated with the replacement of benchmark indices, could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (“LIBOR”), the Brazilian Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or “CDI”) and the Brazilian Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or “TJLP”). LIBOR rates have significantly increased between 2016 and 2018 due to regulatory changes to U.S. money market funds (“MMFs”). The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, attempts to manage inflation, Brazilian government policies and other factors. After falling significantly during 2017 and until 2019, the CDI rate was 4.40% p.a. as of December 31, 2019, while it was 6.40% p.a. and 6.89% p.a. as of December 31, 2018 and 2017, respectively. The TJLP rate was 5.57% p.a., 6.98% p.a. and 6.75% p.a. as of December 31, 2019, 2018 and 2017, respectively.

Although the CDI rate has declined, we cannot guarantee that rates will continue to decrease. A significant increase in interest rates may impact our ability to secure financing in acceptable terms and an increase in interest rates, particularly TJLP, CDI or LIBOR, or the inflation rate index for consumer goods, or IPCA, could have a material adverse effect on our financial expenses since a significant part of our debt (BNDES loans, Agribusiness Credit Receivable Certificates - CRA and Export Prepayment Facilities) is linked to these rates. On the other hand, a significant reduction in the CDI rate could adversely impact our financial revenues derived from investment activities, since a material portion of our cash is invested in Brazilian money market instruments that are linked to the CDI rate.

The head of the United Kingdom Financial Conduct Authority (the “FCA”), announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. The potential effect of any such event on our financial expenses cannot yet be determined and, at this time, it is not possible to predict the effect of establishing any alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, the impact of using alternative reference rates or the content of other reforms may adversely affect our financial expenses or have a material adverse effect on our business and financial results. We cannot predict how the (i) provisions relating to the discontinuation of LIBOR we have been including in our contracts, (ii) negotiations with other parties for definition of new applicable rates, or (iii) determination of an equivalent fee by a calculation agent will be implemented in practice, and can give no assurance that such implementation will not have a material effect on our financing costs.

A failure or interruption of our third-party suppliers’ or our information technology systems or automated machinery may impact or paralyze our business and negatively impact our operations. Our third-party suppliers’ and our information technology system may also be vulnerable to external actions such as cyber-attacks, which can have a negative impact on our reputation, as well as result in fines, obligations to clients or legal litigation and have an adverse effect on the results of our business.

Our operations are heavily reliant on information technology systems to efficiently manage production process. Therefore, disruptions to these systems, caused by obsolescence, technical failures or intentional acts, may impact or even paralyze our business and negatively impact our operations, which can also be impacted by our inability in following and adapting to technological changes. In addition, we collect and store data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws, regulations and customer-imposed controls. Moreover, any failure of our third-party suppliers’ or our systems related to confidential information, caused by external cyber-attacks or internal actions, including negligence and/or misconduct of our employees, can have a negative impact on our reputation against competitors and external agents (government, regulators, suppliers and others).

Our third-party suppliers’ and our information technology systems may be vulnerable to external actions such as natural disasters, viruses, cyber-attacks, and other security breaches. Any damage or interruption may cause a negative adverse effect on the results of our business, including fines, obligations to clients or legal litigation.

We and our third-party suppliers may be subject to breaches of automation systems causing partial and/or temporary shutdowns of operations and/or improper access to strategic information, in addition to change or loss of relevant data. Costs to address the vulnerability and/or problems mentioned may be significant and may temporarily affect our operations.

We maintain technical, administrative and physical security controls and monitoring systems to deal with these threats. While these measures are designed to deterrent, prevent, detect, and respond to unauthorized activities in our systems, we cannot assure that these, or the procedures adopted by third-party suppliers, would be to protect us from certain types of attacks, which may have a material adverse effect on our business and reputation.

Furthermore, any changes to existing safety regulations may impose additional obligations on us and result in an increase in our expenses with respect to safety equipment and procedures. For instance, changes imposing a reduced workday for safety reasons may result in reduced productivity, forcing us to hire additional staff. Similarly, provisions requiring us to install or buy additional safety equipment could increase our labor-related costs and adversely affect our operating costs and results.

Any failure to adapt to or comply with recent Brazilian regulations on data privacy may adversely affect our results and reputation.

On August 15, 2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados – LGPD) came into force. The LGPD regulates the use of personal data in Brazil. The LGPD significantly transformed the data protection system in Brazil and is in line with recent European legislation (the General Data Protection Regulation, or GDPR). The LGPD establishes detailed rules for the collection, use, processing and storage of personal data. It will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, both in the digital and physical environment. Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the National Authority on Data Protection (Autoridade Nacional de Proteção de Dados – ANPD), the data protection regulatory body, within a reasonable time period.

We have until August 2020 to adhere to the LGPD. Failure to comply with the LGPD may result in formal warnings, public sanctions, the deletion of data, or the suspension of data processing activities. Furthermore, a company may be subject to a fine equal to up to 2% of its gross sales, or the gross sales of its economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50 million per violation. As a result, failure by us to adhere to the LGPD and any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could adversely impact our business, financial condition or results of operations.

A downgrade in our credit ratings may increase our borrowing costs and/or restrict the availability of new capital or financings and have a material adverse effect on us.

The ratings address the likelihood, according to the respective evaluation methodology of each rating agency, of payment of our debt and obligations at their maturity. The ratings also address the timely payment of interest and other costs on each interest payment date. The assigned ratings to us may be raised, lowered or held constant depending, among other factors, on the rating agencies’ respective assessment of our financial strength or a change in methodology of credit assessment adopted by the credit risk agencies. We cannot assure you that our rating will remain for any given period of time or that the rating will not be lowered or withdrawn.

If our credit ratings are downgraded and the market were to perceive any such downgrade as a deterioration of our financial strength, our cost of borrowing would likely increase and our net income could decrease and our ability to obtain new financing may be adversely affected, all of which could have a material adverse effect on us.

In addition, credit rating is sensitive to any change in Brazilian sovereign credit ratings. The credit ratings of the Brazilian sovereign were downgraded in 2016 and 2018, and are no longer investment grade according to the methodologies of the major global rating agencies. Any further decrease in Brazilian sovereign credit ratings may have additional adverse consequences on our ability to obtain financing or our cost of financing and, consequently, on our results of operations and financial condition.

Unfavorable outcomes in litigation may negatively affect our results of operations, cash flows and financial condition.

In the ordinary course of our business dealings, we and our officers are, and may become, party to numerous tax, civil (including environmental) and labor disputes involving, among other remedies, significant monetary claims. An unfavorable outcome against us may result in our being required to pay substantial amounts of money, which could materially adversely affect our reputation, results of operations, cash flows and financial condition. Additionally, the amounts provisioned for legal proceedings may increase and existing provisions may become insufficient due to unfavorable outcomes in disputes against us. For more information on tax, civil (including environmental), labor and other proceedings, see Item 8. “Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Changes in the credit risk of customers and suppliers to whom we have made advances, sales through credit lines or loans may adversely affect us.

In the markets in which we operate, it is typical, and often a condition for competitive participation, for pulp and paper producers to make advances to suppliers or to make sales to customers on credit. When we make advances, sales on credit or loans to our suppliers or customers, we assume their credit risk. Additionally, we assume additional risks when using debt instruments to make advances and sales on credit to our customers, such as credit letters. Therefore, changes in the macroeconomic environment or the market conditions under which our suppliers and our customers operate, in addition to problems related to the management of our suppliers and clients, may significantly affect their ability to make payments to us, directly impacting our assets and working capital.

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

Any changes in collective bargaining agreements or safety and outsourcing regulations could increase our labor-related costs or deteriorate labor relations with our employees, which could adversely affect us.

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

Our hedging activities may expose us to losses due to fluctuations in currency exchange rates or interest rates, which could have a material adverse effect on our results and financial condition.

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

We account for our derivative instruments at fair value, in accordance with IFRS. The fair value of such instruments may increase or decrease due to fluctuations in currency exchange rates or interest rates, among others, prior to their settlement date. The recent devaluation of the real against the U.S. dollar has led to the increase of the fair value of such instruments. We may incur losses due to these market risk factors. Fluctuations may also result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, acts of war, terrorism, among others.

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

Our insurance coverage may be insufficient to cover our losses, especially in case of damage to our planted forests, which may cause a material adverse effect on our results and financial condition.

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

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may materially and adversely affect us.

We conduct a substantial amount of our operations in Brazil, and we sell part of our products to customers in the Brazilian market. For the year ended December 31, 2019, 20.4% of our net revenues were derived from Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations or financial condition.

The Brazilian economy has been characterized by frequent, and occasionally drastic, interventions by the Brazilian federal government, which have often changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian federal government’s actions to control inflation and other policies have often involved wage and price controls, depreciation of the real, controls on remittances abroad, fluctuations of the Central Bank of Brazil’s base interest rate, as well as other measures. We have no control over, nor can we foresee, any measures or policies that the Brazilian federal government may adopt in the future. We may be materially adversely affected by changes in the policies of the Brazilian federal government, in addition to other general economic factors, including, without limitation:

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

The recent economic instability in Brazil contributed to the decline of market confidence in the Brazilian economy and the deterioration of the political environment. In addition, ongoing investigations related to money laundering and corruption allegations conducted by the Brazilian Federal Prosecutor’s Office, including “Operação Lava Jato,” – the largest of these investigations – and “Operação Zelotes” – an investigation into large corporations and banks that have allegedly bribed tax officials to reduce their assessments – resulted in a number of senior politicians, including congressmen and officers of some of the major state-owned companies in Brazil, resigning or being arrested. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The matters that have, and may continue to, come to light because of or in connection with these corruption and bribery investigations have adversely affected, and are expected to continue to adversely affect, the Brazilian markets and trading prices of securities issued by certain Brazilian companies. We cannot predict the duration of these investigations or how far-reaching the effects of these investigations might be, including whether they will extend to our industry, which may lead to further volatility and a decrease in investor confidence, which in turn could have a material adverse effect on the Brazilian economy and the trading price of securities of Brazilian companies, including our company.

Since 2016, former President Rousseff was removed from office, the then Vice-President Michel Temer took office and acted as President until December 2018, and on January 1, 2019 Mr. Bolsonaro assumed the office as the President of Brazil. We cannot predict with certainty how the new government may affect the general stability, the growth perspectives and the economic and political health of the country, or whether it will be successful in approving certain reforms, particularly in confronting a fractured Congress. Additionally, the Brazilian economy has experienced a sharp downturn in recent years. Economic developments and political challenges have led credit rating agencies to downgrade Brazil’s credit ratings on several occasions in recent years, which in turn had led to the downgrade of the credit ratings of numerous Brazilian companies.

Changes in Brazilian fiscal policies and tax laws may adversely affect us.

The Brazilian federal government has indicated its willingness to implement a tax reform agenda, including to (i) revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions, and (ii) decrease import tax (which would increase competition and the role of international competitors), both of which could impact our ability to pay future dividends. Any purported tax reform or change in fiscal policies, if proposed and implemented, may also significantly impact our business.

Indeed, the Brazilian federal government has frequently implemented, and may continue to implement, changes in its fiscal policies, including, but not limited to, changes to tax rates, fees, sectorial charges and occasionally the collection of temporary contributions. Some of these measures may result in tax hikes that may negatively affect our business. Increases in taxes could also materially adversely impact industry profitability and the prices of our services, restrict our ability to do business in our existing and target markets and cause our financial results to be negatively impacted. If we are unable to pass on the additional costs associated with such fiscal policy changes to our clients through the prices we charge for our services, we may be adversely affected.

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

Additionally, we may be adversely affected by depreciation of the real against the U.S. dollar, since a significant portion of our debt is expressed in U.S. dollars. Depreciation or appreciation of the real against the U.S. dollar may increase or decrease, as applicable, our financial expenses arising from these debt and other obligations in U.S. dollars, as well as adversely affect our ability to comply with certain covenants under financing agreements, which require us to maintain specific financial ratios. On the other hand, a significant appreciation of the real against the U.S. dollar or an appreciation during an extended period of time may significantly affect our cost structure and negatively affect our competitiveness in export markets.

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

Devaluations of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil, lead to increases in interest rates, further limit our access to foreign financial markets and prompt the adoption of recessionary policies by the Brazilian federal government. Conversely, the depreciation of the real against the U.S. dollar may lead to a further deterioration of Brazil’s current account and balance of payments and cause a decrease in Brazilian exports. Any of the foregoing developments may negatively affect the Brazilian economy as a whole, and, consequently, our results. In recent years, the Central Bank of Brazil has occasionally intervened to control unstable movements in the foreign exchange rate. We cannot predict whether the Central Bank of Brazil will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian federal government’s exchange rate policies may have on us. We cannot assure that in the future the Brazilian federal government will not impose a currency band within which the real U.S. dollar-real exchange rate could fluctuate or set fixed exchange rates, nor can we predict what impact such an event might have on our business, financial position or operating results.

Economic and market conditions in other countries, including in the United States and emerging market countries, may materially and adversely affect the Brazilian economy and, therefore, our financial condition.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other countries, whether emerging market countries or not. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the domestic or international capital markets prices to fluctuate. Developments or conditions in other countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and reductions in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if we should have such a need. We depend on third-party financing to carry out our activities, especially to finance our capital expenditures and working capital. In circumstances of limited liquidity, credit availability may be scarce, expensive or nonexistent, and we may face difficulties in our regular activities and in honoring our financial commitments.

Risks Relating to Our Shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

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

You may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure that the government will not take this measure or similar measures in the future. Holders of ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the shares underlying the ADSs. In such a case, the ADS depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons, as well as may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company.

We are organized under and are subject to the laws of Brazil and all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. Moreover, our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or elsewhere outside Brazil. In addition, the rights of an ADS holder, which are derivative of the rights of holders of our common shares, to protect their interests are different under Brazilian Corporate Law than under the laws of other jurisdictions. Rules against insider trading and self-dealing and the preservation of shareholder interests may also be different in Brazil than in the United States. Furthermore, the structure of a class action in Brazil is different from that in the US, and under Brazilian law, shareholders in Brazilian companies do not have standing to bring a class action, and under our by-laws must, generally with respect to disputes concerning rules regarding the operation of the capital markets, arbitrate any such disputes.

As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, the ADS holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and lack of liquidity of the markets for our securities may adversely affect holders of our shares and the ADSs.

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell our shares, including our shares underlying the ADSs, at a price and time at which holders wish to do so and, as a result, could negatively impact the market price of these securities.

In addition, although our public float represented as of December 31, 2019 53.3% (excluding Treasury Shares) of our total capital float, only 2.0% were represented by ADSs. Moreover, our controlling shareholders (including related parties and management) along with BNDES hold 56.9% of our stock. Any potential sale by these shareholders could adversely affect the market price of our securities.

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs do not have the same voting rights as holders of our shares. Holders of ADSs will not be our direct shareholders and will be unable to enforce directly the rights of shareholders under our bylaws and Brazilian Corporate Law, they are entitled to the contractual rights set forth for their benefit under the deposit agreement. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our shares will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, ADS holders will receive notice of a shareholders’ meeting by mail from The Bank of New York Mellon, as our depositary, following our notice to the depositary requesting the depository to do so. To exercise their voting rights, ADSs holders have to provide instructions to the depositary on a timely basis on how they wish to vote. In practice, the ability of a holder of ADSs to instruct the depositary as to voting will depend on the timing and procedures for providing instructions to the depositary, either directly or through the holder’s custodian and clearing system and this voting process necessarily will take longer for holders of ADSs than for holders of our shares.

Holders of ADSs also may not receive the voting materials in time to instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the units underlying their ADRs are not voted as requested.

If holders of ADSs exchange their ADSs for underlying shares, they risk losing the ability to timely remit foreign currency abroad and other related advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits our depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. The conversion of ADSs directly into ownership of the underlying shares is governed by CMN Resolution No. 4,373/2014, and foreign investors who intend to proceed with such conversion are required to appoint a representative in Brazil for purposes of Annex I of CMN Resolution No. 4,373/2014, who will be in charge of keeping and updating the investors’ certificates of registrations with the Central Bank of Brazil, which entitles registered foreign investors to buy and sell directly on the B3. These arrangements may require additional expenses from the foreign investor. Moreover, if such representatives fail to obtain or update the relevant certificates of registration, investors may incur additional expenses or be subject to operational delays which could affect their ability to receive dividends or distributions relating to the shares or the return of their capital in a timely manner.

If holders of ADSs do not qualify under CMN Resolution No. 4,373/2014, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the certificate of registration of our depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Holders of our shares will be subject to, and holders of the ADSs could be subject to, Brazilian income tax on capital gains from sales of shares or ADSs. Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. Our shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of our shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of the ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833/00 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereof.

Holders of ADSs may be unable to exercise the preemptive rights relating to our shares underlying the ADSs.

Holders of ADSs may not be able to exercise the preemptive rights relating to our shares underlying their ADSs unless a registration statement under the  Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

We may issue new shares, including in the form of ADSs, which may result in a dilution of our current shareholders’ stake.

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

The holders of our shares (including our shares underlying the ADSs) may not receive dividends or interest on net equity.

According to our bylaws, our shareholders are entitled to receive a mandatory minimum annual dividend of the lower of (i) 25% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law, or (ii) 10% of our operating cash generation in the corresponding fiscal period, which is calculated by subtracting the amount of the investments in maintenance of the respective fiscal year from the Adjusted EBITDA, as defined in our bylaws. Our bylaws allow for the payment of interim dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on net equity, as described by Brazilian law. The interim dividends and the interest on net equity declared in each fiscal year may be imputed as the mandatory dividend that results from the fiscal year in which they are distributed. At the general shareholders meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net income retention, as provided for in the Brazilian Corporation Law, with the aforementioned net income not being made available for the payment of dividends or interest on own capital. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on net equity in any particular year if our board of directors informs our shareholders that such distribution would be inadvisable in view of our financial condition or cash availability.

Our management is strongly influenced by our controlling shareholders and their interests may conflict with the interests of our other shareholders.

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

As part of the negotiations regarding the terms of the Merger, our controlling shareholders entered into a shareholders agreement with BNDESPAR, which, among other terms, provides for the right by BNDESPAR to nominate one independent member of our board of directors and for the requirement that we comply with certain limitations on our leverage level. These requirements apply for so long as BNDESPAR maintains a certain specified minimum equity interest in us, which was attained upon completion of the Merger on January 14, 2019. BNDESPAR also is a wholly owned subsidiary of, with separate operations from, BNDES, which has provided financing to us. See Item 5. “Operating and Financial Review and Prospects—Sources and Uses of Funds—Indebtedness and Debt—BNDES Financing.” The provisions of the BNDESPAR shareholders agreement do not grant BNDESPAR any rights that would result in BNDESPAR being deemed a controlling shareholder nor do they affect our controlling shareholders’ power to control us. However, the provisions of the BNDESPAR shareholders agreement limit our ability to increase our leverage and make the independence requirements applicable to our board members more stringent. See Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders—BNDESPAR Shareholders Agreement.”

Judgments of Brazilian courts with respect to our shares and the ADSs will be payable only in reais.

Our bylaws provide that we, our shareholders, our directors and officers and the members of our fiscal council shall submit to arbitration any and all disputes or controversies that may arise amongst ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of Brazilian Corporate Law, our bylaws, the rules and regulations of the CMN, the Brazilian Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets and the rules and regulations of the Arbitration Regulation of the Market Arbitration Chamber. However, in specific situations, including whenever precautionary motions are needed for protection of rights, the dispute or controversy may have to be brought to a Brazilian court. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our shares or the ADSs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank of Brazil, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our shares and ADSs.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the  Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

ITEM 4. INFORMATION ON THE COMPANY

A.                  History and Development of the Company

We, Suzano S.A. (formerly Suzano Papel e Celulose S.A.), were incorporated as a corporation on December 8, 1987 under the laws of Brazil. We have the legal status of a sociedade por ações, or a stock corporation, under the Brazilian Corporation Law. Our principal place of business is located at Avenida Brigadeiro Faria Lima, 1355, 7th floor, São Paulo, SP, 01452-919, Brazil (telephone: +55 11 3503-9000). Our shares are traded on the special listing segment of the B3 (Brasil, Bolsa, Balcão), which provides for the highest level of corporate governance in the Brazilian market, and our ADSs are traded on the New York Stock Exchange.

We are subject to reporting requirements under the Exchange Act and are required to file with the SEC, or furnish to the SEC, reports and other information. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We also make available on our website’s investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is http://ir.suzano.com.br, and investor information can be found therein under the caption “Investor Relations.” Information contained on our website is, however, not incorporated by reference in, and should not be considered a part of this annual report.

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

On January 14, 2019, following receipt of all required corporate and regulatory approvals, the Merger was consummated, and Fibria became our wholly owned subsidiary. On such date, holders of all of the issued and outstanding shares and ADSs of Fibria at the record date set in accordance with the Merger Agreement, received shares and ADSs of our company, plus an amount of cash per share of Fibria (R$50.20) calculated pursuant to the Merger Agreement. Upon completion of the Merger, we became the world’s largest producer of market pulp, with an aggregate installed capacity of 10.9 million metric tons of eucalyptus pulp per year and a broad and diversified forest base. Furthermore, on April 1, 2019, Fibria merged with and into Suzano. As a result, the separate corporate existence of Fibria ceased, and Suzano continued as the surviving entity under the laws of Brazil. Accordingly, title to and possession of all property, interests, assets, rights, privileges, immunities, powers and franchises of Fibria vested in Suzano and all debt, liabilities, duties and obligations of Fibria became debt, liabilities, duties and obligations of Suzano.

On April 1, 2019, our shareholders approved our name change from Suzano Papel e Celulose S.A. to Suzano S.A. at our extraordinary shareholders’ meeting. The change of our name was approved by the CVM on April 18, 2019 and became effective with retroactive effect to the date of approval by our shareholders.

B.                  Business Overview

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

There are two types of wood pulp: hardwood pulp and softwood pulp. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch, acacia, maple, oaks, beech trees and poplars, which have shorter fibers. Short fiber is generally best suited for the manufacture of products that require smoothness, brightness, uniformity an absorption properties, such as coated and uncoated printing and writing paper, tissue paper, specialty papers as image paper and décor laminate paper as well as packaging paperboard. Softwood pulp is produced using softwood trees (e.g. pine, spruce and fir) and is generally best suited for the manufacture of products that require greater durability and strength, such as kraftliner, newsprint, catalogues, boards, lightweight coated paper and tissue. However, paper producers may also substitute fibers used in the paper manufacturing process according to market availability by applying further processing, as refining mechanical treatment. The substitution depends on the raw materials and equipment available and the specifications of the final product.

Pulp can be produced by integrated paper producers or by market pulp producers who sell the pulp to nonintegrated or semi-integrated paper producers. In 2018, approximately 37% of global pulp virgin fiber production was “market pulp” (Hawkins Wright – The Outlook for Market Pulp (August 2019)); that is, pulp sold by pulp mills and bought by paper mills. We produce pulp for our own paper production (integrated pulp) and to sell to other papermakers (market pulp). We produce only hardwood pulp from our renewable forests of planted eucalyptus trees. Eucalyptus pulp is widely accepted among producers of printing and writing paper, specialty papers and tissue papers worldwide because of its properties and cash production cost, and it has represented an increasing percentage of the world production of hardwood pulp. Eucalyptus trees in Brazil have a shorter growth cycle than other hardwood trees (approximately seven years in Brazil) and higher yield per planted hectare.

Source: IBÁ (Brazilian Tree Industry - Indústria Brasileira de Árvores) – Annual Report 2019.

Brazil’s competitive advantage is driven by the fact that Brazil has the fastest tree growth rates in the world and the highest productivity rate. Thus, we believe that we are among Brazilian pulp producers that have the lowest production cost in the global market.

Source: Hawkins Wright, 2019.

The key drivers of global virgin pulp demand growth are packaging, tissue and special paper. These grades presented a production compound annual growth rate (“CAGR”) from 2008 to 2018 of 2.1%, 3.1% and 1.6% respectively.

Paper consumption in China has been the main driver of demand growth over the past years. According to PPPC, global demand for pulp (including softwood pulp and hardwood pulp) and for tissue is expected to continue increasing in the following years.

Source: Pulp and Paper Products Council – PPPC S&D (2019).

Source: Pulp and Paper Products Council – PPPC S&D (2019).

Source: Pulp and Paper Products Council – PPPC (2019).

According to Hawkins Wright, in 2019, we were among the top 10 market pulp producers in terms of capacity, with a combined 15.8% market share of chemical market pulp capacity. Globally, there is no major project confirmed to increase capacity of chemical market pulp until 2021, and thus, nominal capacity is expected to slightly increase during 2020 in light of residual ramp-up and debottlenecking projects.

Source: Hawkins Wright, 2019.

Source: Pulp and Paper Products Council – PPPC S&D (2019).

Our Company

With more than 90 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, we were the largest producer of eucalypt pulp in the world and virgin market pulp in the world in 2019. As other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.

We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 40% of the printing and writing paper and 25% of the paperboard produced in Brazil in 2019. Our share of Brazilian paper production remained unchanged following the Merger, as Fibria did not have any paper production.

Our structure includes administrative offices in Salvador and São Paulo, two integrated pulp and paper production facilities in the state of São Paulo (Suzano and Limeira units), a non-integrated paper production facility in the state of São Paulo (Rio Verde unit), an integrated pulp, paper and tissue facility in the state of Bahia (Mucuri unit), an integrated pulp and tissue facility in the state of Maranhão (Imperatriz unit), two paper facilities in the states of Pará and Ceará (Facepa), and FuturaGene, a biotechnology research and development subsidiary. We own one of the largest distribution structures for paper and graphic products in South America. Following the Merger, we also own pulp production facilities in the state of Espírito Santo (Aracruz unit), in the state of São Paulo state (Jacareí Unit), one unit with two production lines in Três Lagoas (in the state of Mato Grosso do Sul) and 50% equity participation in Veracel together with Stora Enso, an industrial unit located in Eunápolis (in the state of Bahia).

Our eucalyptus pulp production satisfies 100% of our requirements for paper production, and we sell the remaining production as market pulp. As of December 31, 2019, our total eucalyptus pulp installed production capacity was 11.5 million tons per year, and our total production volume was 9.7 million tons, of which 8.8 million tons were produced as market pulp and the remainder was used for the production of 1.2 million tons of paper and paperboard.

The scale of our production capacity, the proximity of our planted forests to our mills and the integration of our pulp and paper production process allow us to benefit from substantial economies of scale and low production costs.

Our Limeira, Suzano, Rio Verde and Jacareí mills are located near the city of São Paulo, the largest consumer market in Brazil according to data from IBÁ and RISI. These mills are located approximately 90 km from the port of Santos, an important export hub, and approximately 190 km from our planted forests. They can supply both domestic and international markets in a competitive manner.

Our Mucuri and Aracruz units are focused primarily on export markets. Mucuri is located approximately 250 km from Portocel, a port specialized in exporting pulp located in the state of Espírito Santo, in which Suzano holds a 51% stake, while Aracruz is located only 3 km from Portocel.

The Imperatriz unit, in Maranhão, is also focused primarily on export markets. Its gateway for the external market is the Port of Itaqui, 600 km far from Imperatriz. Exports are carried from our mill to the ports by train, which allows for very competitive transportation costs.

The Três Lagoas unit, in Mato Grosso do Sul, is focused on export markets, and most of its volume is transported by train to the Port of Santos, where all exporting volumes are shipped. The relatively short distances between our planted forests, our mills and most of our Brazilian customers or export facilities provide us with relatively low transportation costs.

Pulp and Paper

We produce a variety of eucalyptus pulp and paper products, including pulp used in our paper production processes, as well as market pulp. We sell pulp to the Brazilian market and to the export market. We produce coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp and fluff pulp. Within the printing and writing paper category, we produce products of different sizes and shapes, such as cut paper for general purposes (cut-size), folio size and reels. Our sales are not concentrated in any specific customer, in either the Brazilian or the export markets. For the year ended December 31, 2019, no single customer accounted for more than 10.0% of our consolidated net sales revenue.

Pulp and Paper Production Process

Our production process comprises the three main stages: (i) planting and harvesting forests; (ii) pulp manufacturing; and (iii) paper manufacturing. Consistent with our strategy of conducting our business in accordance with the highest environmental standards, we use plantation and harvesting techniques that are environmentally friendly and sustainable, such as minimum-impact cultivation and soil preparation techniques that avoid erosion, maintain soil fertility along generations and promote high levels of efficiency and productivity.

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

The management of our forests is the base that sustains our business, based on the planting and management of renewable forests, targeting of a competitive supply of wood through long-term planning and development and application of genetic improvements. As of December 31, 2019, we owned or leased approximately 2.5 million hectares of land, of which approximately 1.3 million hectares were used for eucalyptus cultivation and 0.9 million for forestry reserves, ensuring compliance with Brazilian law that determines the percentage of area required for legal and permanent preservation reserves, located mainly along the rivers. Remaining 0.2 million hectares are related to other uses such as roads. Our production units are in compliance with or exceed environmental standards – both Brazilian and international – for the production of pulp and paper.

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

Pulp Manufacturing

The pulp manufacturing process takes place in two stages:

The “Kraft” Cooking Process. The logs received in our pulp mills are first de-barked, if not already de-barked in the field, and chipped in small pieces. The wood chips are screened by size and then transferred with conveyors to the impregnation stage followed by a pressurization and feeding system to the digester where they are “cooked” with sodium sulfide and caustic soda. This “kraft” cooking process is known for minimizing damage to the pulp fibers and allows the recovery of chemicals, thereby preserving high uniformity and strength of the fibers for subsequent paper production or other uses. During the cooking process, the cellulose fibers are separated from lignin and resins to produce unbleached pulp fibers. The unbleached pulp is screened and washed and then submitted to a pre-bleaching stage where oxygen delignification takes place. The Kraft cooking combined with the pre-bleaching removes approximately 95.0% of the lignin. At this point, the pulp can already be used to make certain types of paperboard like in one of the paper machines of the Suzano mill. Although not our main product, unbleached pulp grades can be commercialized or used for specialty of packaging papers or boards. The lignin and by-products of the Kraft process form a substance known as “black liquor” that are separated and piped to evaporators, to increase the concentration of solids. Thereafter, the concentrated black liquor is burned in recovery boilers. In the recovery boilers, the black liquor is the main source of fuel to produce steam and electricity for the whole production process. Also approximately 99.0% of the chemicals used in the kraft cooking process are recovered for reuse in a closed chemical recovery process loop. Only make up chemicals are required to recover losses.

Bleaching. To produce bleached pulp the unbleached pulp is submitted to a chemical bleaching process. The bleaching process promotes further selective delignification and increases brightness of the fibers. This process consists of a series of medium-consistency bleaching stages in towers. In each bleaching tower a different mixture of bleaching agents is applied and, after each stage, the pulp is washed. Three or four bleaching stages are required to obtain a fully bleached pulp. Our modern and low environmental impact bleaching processes are elemental chlorine free (ECF). The bleaching process is designed to be harmless and utilizes chlorine-dioxide, sulfuric acid, caustic soda and oxygen peroxide and does not use elemental chlorine. At the end of the bleaching stages, the diluted bleached pulp, in its fluid state, is pumped to storage towers. Thereafter, the bleached pulp may be transferred directly to our own paper production, fluff pulp or tissue paper facilities in the Mucuri, Imperatriz, Suzano and Limeira mills or supplied as slush pulp to integrated paper producing customers in Jacarei (Ahlstrom Munksjö) or Três Lagoas (International Paper).

Paper and Tissue Paper Manufacturing

We produce (i) uncoated woodfree printing and writing paper at our Mucuri unit, Limeira unit, Suzano unit and Rio Verde unit; (ii) coated woodfree printing and writing paper at our Suzano unit and Limeira unit; (iii) paperboard at our Suzano unit and (iv) tissue papers at Mucurí, Imperatriz and Belém. We start the paper production process by sending the pulp to refiners, which increases the fibers’ resistance. The pulp slurry is then fed into the paper mill, where it is mixed with fillers and additives to provide the necessary properties required by paper grade and the end users. These additives include synthetic sizing, precipitated calcium carbonate, optical dyes, and others. During the paper and paperboard production, the sheet is formed, pressed and dried in a continuous process. At the end of the process, jumbo rolls are obtained and then converted into reels, folio sheets or cut-size paper. Suzano also produces coated paper and, in this case, the paper receives additional surface treatments with coating and additional drying before converting to reels or sized papers. Tissue papers are produced in dedicated tissue machines, different from other paper machines and seek for other characteristics like softness, volume and absorbance. Tissue paper production requires very little additives and mechanical preparation of the fibers (refining). The produced tissue paper mother rolls can be converted on site, converted in dedicated conversion units or sold.

Computerized systems control or monitor all process stages. The marketing, sales and production, personnel work close together to manage the programming and control of our paper production process. In this manner, we are able to plan, optimize and customize different product runs and to anticipate, respond and adapt to seasonal variations and customer preferences.

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

Pulp Production and Sales

Pulp Production

We produce eucalyptus pulp to supply our paper production operations and for sale as market pulp. We describe below our pulp production recorded for the years ended on December 31, 2019, 2018 and 2017, as well as Fibria’s pulp production for the years ended on December 31, 2018 and 2017, which information dates as of before the Merger, and is therefore not consolidated in our financial statements for such periods.

We produced 8.8 million tons, 3.5 million tons and 3.5 million tons of market pulp in each of 2019, 2018 and 2017 fiscal years. Our pulp production in the years ended December 31, 2019, 2018 and 2017 accounted for 44.5%, 16.6%, and 18.2%, respectively, of the total pulp produced in Brazil during these periods, according to IBÁ.

The following table sets forth our total eucalyptus pulp production, total Brazilian pulp production and our eucalyptus pulp production as a percentage of total Brazilian pulp production for the years ended December 31, 2019, 2018 and 2017.

	For the year ended December 31,
	2019	2018	2017
	(in thousands of tons, except %)
Suzano’s total pulp production	8,757	3,501	3,541
Total Brazilian hardwood pulp production	19,691	21,085	19,492
Total Brazilian production (%)	44.5	16.6	18.2

Fibria for the years ended December 31, 2018 and 2017 (before the Merger)

Fibria produced 6.8 million tons of pulp in 2018 and 5.6 million tons of pulp in 2017 (in each case, including 50.0% of the pulp production of Veracel).

Fibria’s pulp production in the years ended December 31, 2018 and 2017 accounted for 32.1% and 28.9%, respectively, of the total pulp produced in Brazil during these periods, according to IBÁ.

The following table sets forth Fibria’s total eucalyptus pulp production, total Brazilian pulp production and Fibria’s eucalyptus pulp production as a percentage of total Brazilian pulp production for the years ended December 31, 2018 and 2017.

	For the year ended December 31,
	2018	2017
	(in thousands of tons, except %)
Fibria’s total pulp production	6,758	5,642
Total Brazilian hardwood pulp production	21,085	19,492
Total Brazilian production (%)	32.1	28.9

Pulp Sales

In the years ended December 31, 2019, 2018 and 2017, we sold 9.4 million tons, 3.2 million tons and 3.6 million tons of pulp as market pulp respectively, of which 8.8%, 9.2% and 10.3% was sold in the Brazilian domestic market and 91.2%, 90.8% and 89.7% was sold in the export market.

The following table sets forth our Brazilian domestic and export sales of pulp for the periods indicated.

	For the year ended December 31,
	2019	2018	2017
	(in tons)
Suzano’s pulp sales volume
Brazilian	830,962	298,005	376,502
International	8,580,691	2,927,714	3,255,329
Total	9,411,653	3,225,719	3,631,831

Fibria for the years ended December 31, 2018 and 2017 (before the Merger)

In the years ended December 31, 2018 and 2017, Fibria sold 6.8 million tons and 6.2 million tons of pulp as market pulp respectively, of which 10.4% and 10.7% was sold in the Brazilian market and 89.6% and 89.3% was sold in the export market.

The following table sets forth Fibria’s Brazilian and export sales of pulp for the periods indicated.

	For the year ended December 31,
	2018	2017
	(in tons)
Fibria’s pulp sales volume
Brazilian	703,845	662,010
International	6,082,764	5,550,483
Total	6,786,610	6,212,493

Pulp Exports

The table below sets forth our pulp net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2019		2018		2017
	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Pulp net sales by geographic region
Brazil	1,833.9	8.7	744.6	8.5	624.3	9.0
Asia	9,605.8	45.7	3,838.0	43.7	2,976.5	43.0
Europe	5,950.8	28.3	2,810.9	32.0	2,262.2	32.7
North America	3,592.6	17.1	1,340.9	15.3	966.8	14.0
Others	44.6	0.2	48.9	0.5	90.7	1.3
Exports	19,193.8	91.3	8,038.7	91.5	6,296.2	91.0
Total	21,027.7	100.0	8,783.3	100.0	6,920.5	100.0

Fibria for the years ended December 31, 2018 and 2017 (before the Merger)

The table below sets forth Fibria’s pulp net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2018		2017
	R$ (million)	Total (%)	R$ (million)	Total (%)
Pulp net sales by geographic region
Brazil and others (1)	1,733.7	9.5	1,118.1	9.5
Asia	7,384.6	40.4	4,562.8	38.9
Europe	6,005.3	32.9	3,701.1	31.5
North America	3,140.9	17.2	2,357.2	20.1
Exports	16,530.8	90.5	10,621.1	90.5
Total	18,264.5	100.0	11,739.2	100.0

(1) Includes Portocel’s services revenue.

Pulp Customers

In 2019, most of our sales were made under contracts to customers with whom we have a long-term relationship in the Brazilian and export markets. Most of our customers are tissue, printing and writing and specialty paper producers that value the high-quality pulp produced and the reliability of supply provided by us. The majority of deliveries to final customers during last year were made from our overseas terminals in the United States, Europe, Mediterranean and Asia.

Prices may vary among the different geographic regions in which our customers are located. For a specific region, usually the price arrangements under our sales contracts are consistent with each customer profile, varying according to volume negotiated, regularity of purchase and our commercial strategy. Our sales contracts provide for early termination in the event of a material breach, insolvency of one of the parties or a force majeure event of an extended duration.

Our customers generally purchase its products using credit provided by us, which has a diversified customer base for its pulp products. We believe we have a good knowledge base to manage our credit risk portfolio through financial (letters of credit and insurance) and non-financial instruments (guarantees).

Fibria

On May 4, 2015, Fibria (as intervening party and guarantor), Fibria International Trade GmbH and Klabin S.A. entered into a Eucalyptus Pulp Offtake Agreement (the “Offtake Agreement”) for the supply of hardwood pulp produced at the Klabin plant in the state of Paraná (Puma Project), which had its operational startup in 2016. The agreement established a firm commitment for acquisition by Fibria or its subsidiaries of a minimum of 900,000 tons per year of hardwood pulp, for exclusive sale by Fibria or its subsidiaries in countries outside South America. The additional volume produced by the new plant was being sold by Klabin directly as follows: (i) hardwood pulp in Brazil and South America, and (ii) softwood pulp and fluff in the global market. Although the original term of the Offtake Agreement was six years, following the Merger the parties thereto and Suzano entered into a termination agreement pursuant to which the parties agreed to terminate the Offtake Agreement prior to its term after a transitional period of five months starting in April 2019. This termination agreement was signed as part of the commitments submitted to the European Commission in order to receive the approval of the merger between Suzano and Fibria.

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

The table below sets forth our paper net revenues by geographic region for the periods indicated.

	For the year ended December 31,
	2019		2018		2017
	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Paper net revenues by geographic region
Brazil	3,480.3	69.8	3,307.1	71.0	2,597.8	71.0
Central and South America (1)	710.1	14.2	774.7	16.6	608.4	16.6
North America	382.6	7.7	210.8	4.5	255.0	7.0
Europe	221.7	4.4	225.1	4.8	139.6	3.8
Others	190.6	3.8	142.4	3.1	59.4	1.6
Exports	1,505.0	30.2	1,353.0	29.0	1,062.4	29.0
Total	4,985.3	100.0	4,660.1	100.0	3,660.2	100.0

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

Raw Materials

The main raw materials used in pulp and paper production are described below.

Wood

We use fibers from three primary sources for the production of our paper: (i) our pulp; (ii) recycled paper; and (iii) mechanical pulp. Recycled paper and mechanical pulp are used in the interior layers of certain types of paperboard. We use eucalyptus trees for the production of all of our pulp.

The management of our planted forests is a key resource for wood. For further information, see “—Business Overview—Our Company—Pulp and Paper—Planting and Harvesting Forests.”

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

Energy

Our primary source of energy, biomass (classified as an energy resource in the categories of forest energy biomass), is applied in our pulp and paper production processes and is generated by burning black liquor in the recovery boiler. See “—Pulp and Paper Production Process—Pulp.”

In addition to the black liquor, a fuel effluent inherent in the cellulose manufacturing process, a secondary source of energy, applied in our processes are bark, wood chips and waste, which are used as complementary fuels to meet the energy needs of the process, burned in auxiliary boilers.

In order to reduce own consumption and be self-sufficient in energy, a large part of the energy load is supplied by own generation, either through energy facilities within each plant, or by allocating energy from self-producing plants in another location to Suzano plants with energy deficits, thru CCEE (Brazilian Energy Clearing House).

At our units in Mucuri, Imperatriz, Três Lagoas and Veracel, we produce 100% of the energy consumed, mostly by means of renewable sources including wood waste reuse. This is possible because of the kraft chemical recovery process adopted in our mills, which allows us to recover chemicals used in the pulp production process and to use the wood residues from wood cooking to generate power. See “—Pulp Manufacturing—The “Kraft” Cooking Process.” At a later stage, the chemical recovery process is completed with quicklime that along with sodium sulphate and caustic soda form green liquor and white liquor, which is then reapplied to the wood cooking process with minimum make up. Therefore, our chemical recovery process allows us to generate power in an environmentally friendly manner.

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

Transportation

The cost of transportation of pulp and paper products to the consumer market is an important component of our competitiveness. In the years ended December 31, 2019, 2018 and 2017, logistics costs accounted for 15.0%, 17.8% and 17.1% of our cost of goods sold and selling expenses, respectively.

Our scale of production, the proximity of planted forests to our pulp mills and planted forests in relation to our factories and the integration of the processes of pulp and paper production gives us substantial economies of scale and lower production costs. Suzano and Rio Verde units, in the state of São Paulo, are strategically located near our major customers for paper products and approximately 90 kilometers from the port of Santos, and are located at an average distance of 190 kilometers from our planted forests. The Limeira unit also has these advantages. The Mucuri unit, which primarily services the external market, is strategically located at an average distance of 74 kilometers from our planted forests and is approximately 250 kilometers from Portocel, a port that specializes in the exportation of paper and pulp, and approximately 320 kilometers from the port of Vitória. The Imperatriz unit, in Maranhão, which also primarily services the external market, is located approximately 600 kilometers from the port of Itaquí, and the associated planted forests are located an average of 184 kilometers from the port. The proximity of our forests, factories, Brazilian clients and ports allows us to enjoy relatively low transportation costs, which, in turn, provides a competitive cost structure for exports.

In addition, the Brazilian market may take advantage of Jacareí mill’s proximity to São Paulo and Rio de Janeiro, while the Aracruz mill has the one of the best logistics in the industry with a distance of approximately 3 kilometers to the Portocel port facility. The Tres Lagoas mill is located between two important railways in the southeast of Brazil, ensuring the cost competitiveness of this mill, although distance from the port is over 700 km.

Port Operations

The pulp produced for export is shipped on dedicated vessels or partial-service vessels by carriers hired through long-term or spot contracts to our terminals overseas, and is then delivered to our customers.

We conduct operations in the port of Itaquí, in the state of Maranhão, in the port of Santos, in the state of São Paulo, and in the port of Barra do Riacho (namely, Portocel) in the state of Espírito Santo.

Port of Itaqui

The port of Itaqui is located on the coast of the state of Maranhão. From this port, we exported in 2019 pulp produced at the Imperatriz mill, which is located approximately 700km away from the port of Itaquí. We built a temporary warehouse within the port area to guarantee the continuity of its operations with Empresa Maranhense de Administraçao Portuária (EMAP), a public company held by the state government of Maranhão.

On July 27, 2018, we participated in a public auction conducted by ANTAQ for the concession of public areas and infrastructure for general cargo, especially pulp and paper in the port of Itaquí, for an initial period of 25 years. We were awarded the contract due to our proposal for Itaquí General Cargo Terminal (IQI18), in the amount of R$0.1 million. In 2020, we will start building a warehouse of 73,000 tons and a berth to support long-term planning of Imperatriz mill at the port of Itaquí, with a preliminary budget of R$389.0 million, which may be spent in 2020 and 2021.

Port of Santos

The port of Santos is located on the coast of the state of São Paulo. From this port, we export pulp produced at the Jacareí and Três Lagoas, which are located approximately 150 and 750 kilometers away from the port of Santos, respectively. Through a concession, we operate terminals 13/14/15 (T13/14/15) and terminal 32 (T32) of the port of Santos.

In order to facilitate exports from Três Lagoas, we have a port services operation contract with a terminal operator called terminal 31 (Gearbulk Terminal) for an additional storage capacity of 40,000 metric tons of pulp at a specialized terminal where rail connection and vessel berth priority were also taken into consideration. We have renewed this agreement with Gearbulk for two more years, starting since May of 2019.

Although the concession of T13/14/15 expired in September 2017, we timely requested its renewal before the Infrastructure Ministry, which has been approved under a temporary contract. From November 2019 until May 2020, we have continued to operate T13/14/15 (for 180 days or until another bidding is conducted by the Brazilian government.

Paper produced by us for exports is mainly shipped out of the port of Santos, which is located approximately 80 kilometers from the Suzano unit and about 250 km from the Limeira unit, where most of the paper production designated to export markets comes from. We also operate with containers at the port of Santos, mainly used in the paper and fluff business.

DP World Santos

On January 29, 2018, we contracted logistic operations services for transporting pulp, with a take-or-pay condition. These services are rendered by Empresa Brasileira de Terminais Portuarios S.A. (Embraport), which has adopted the brand DP World Santos in its private use terminal (TUP) located at the left bank of the Santos estuary, in the state of São Paulo, where a logistic port installation dedicated to warehousing, handling and shipping pulp will be constructed. We invested R$187.8 million in 2018 and are investing approximately R$400 million until 2020. DP World Santos is wholly owned by global trade enabler DP World, one of the largest container port operators in the world, recognized in the industry for its efficiency.

The port operations will start when the construction of a new warehouse and other harbor-logistics structures is completed, which is expected to occur in the first half of 2020 and gradually achieve the full capacity by the end of 2020. The port services will be conducted by DP World Santos until 2039, which term may be extended to 2042 subject to the renewal of the port authorization, as applicable.

Portocel

The pulp produced for export at the Aracruz and Veracel pulp mills is shipped out of the port of Barra do Riacho (Portocel), which is located approximately 3 kilometers away from Aracruz and 260 nautical miles from Veracel’s barge terminal. We own 51% of Portocel, the company that operates the port terminal of Aracruz. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer.

The Portocel is a modern facility that has the capacity to handle approximately 7.5 million metric tons of pulp and wood per year, from their owners and other players, and different type of material like aluminium, steel coils, granite and project cargo. Warehouse facilities at Portocel are capable of storing approximately 220,000 metric tons of pulp (static storage).

Marketing and Distribution

We have our own sales teams for our pulp and paper business units, which sell our products in both the Brazilian and international markets, to final consumer or distribution intermediaries. We sell our products in both the Brazilian and export markets. In the years ended December 31, 2019, 2018 and 2017, 79.6%, 69.9% and 69.5%, respectively, of our net sales revenue from market pulp and paper products was attributable to sales made outside of Brazil. In the years ended December 31, 2018 and 2017, 90.5% and 90.5% of Fibria’s net sales revenue was attributable to sales made outside of Brazil. Domestically in Brazil, we have a sales staff consisting of employees operating in various regions of Brazil.

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

Paper

In 2019, 69.8% of our paper sales were made in Brazil. In order to better serve this market, we have divided it into seven segments, designing different commercial and marketing strategies for each segment:

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

Competition

The pulp industry is highly competitive. The top 20 producers currently supply approximately 78.0% of the global virgin market pulp capacity according to Hawkins Wright. We face substantial competition from numerous producers of paper and hardwood market pulp, including major Brazilian producers, such as Eldorado, CMPC and Celulose Nipo Brasileira S.A. (Cenibra). Many factors influence competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals, logistics and labor, and exchange rate fluctuations. Latin American pulp producers have structural cost advantages over other global competitors, mainly in North America and Europe, due to their shorter harvest periods and higher land productivity, which is only partially offset by geographical distance from the end markets. Many of our Latin America competitors enjoy cost advantages similar to ours, including low production costs, and have access to similar sources of funding to finance their expansion projects.

The international pulp and paper markets are highly competitive and involve a large number of producers worldwide. As a vertically integrated pulp and paper producer, we compete not only with other vertically integrated pulp and paper producers, but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do and enjoy lower financing costs. However, as the largest producer of eucalyptus pulp in 2019, according to Hawkins Wright, we maintain our competitive advantage by keeping production costs low, maintaining long-term contracts with our customers and vertically integrating our operations.

Environmental Matters

General

We are committed to produce pulp and paper with a minimum of waste production and with the lowest impact on natural resources and the environment. Our continuing goal is to avoid and mitigate adverse impacts on the environment by controlling our emissions into the air and water, preserving biodiversity and by fully complying with Brazilian environmental regulations and recognized international environmental standards. In 1996, we were the first pulp and paper company in the world, and the first company in Brazil, to obtain the International Organization for Standardization 14001 (“ISO 14001”) certification for our planted forests in the state of Bahia. Our forests are also certified by the Forest Stewardship Council (“FSC”) and Programme for the Endorsement of Forest Certification (“PEFC”). Our environmental protection investments in 2019 totaled R$195.3 million in respect of our industrial units. Our environmental policy seeks to:

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

We are also committed to respect and preserve the environment, through reducing our consumption of natural resources and mitigating the impacts of our activities. At the forestry unit, approximately R$66.0 million have been invested in monitoring and conserving natural resources and biodiversity, restoration projects, discussions with organized segments of civil society regarding best management practices, meeting certification demands, environmental education programs and sustainable development of local communities, among others.

Our environmental policy and environmental management system are aligned with the most advanced international standards. In 2019, costs incurred for compliance with environmental law were approximately R$15.0 million. We have the ISO 14001 certification, which attests to our environmental management system, at all of our industrial units, and our Mucuri unit was the first in the pulp and paper sector globally to obtain this certification in 1996. We also have received other certifications, including ISO 9001, OHSAS 18001, CERFLOR/PEFC (Program Endorsement Forest Council) and FSC, which attests that our forest management is environmentally correct and socially just. The FSC seal, created by different multisector international organizations, has strong international recognition and is also labeled in several of our products and our clients’ products. We operate, therefore, under strict compliance with environmental laws and regulations.

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

We also have a strong commitment to community service and participate in and fund a variety of projects, including projects supported by the Instituto Ecofuturo, a non-governmental organization that we have created and sponsor, whose purpose is to generate and share knowledge and practices that contribute to creating a culture of sustainability. In 2019, we invested R$3.5 million on its maintenance.

Water

Our proactive management of water use and reuse utilizes tools and technologies that allow rational use of water resources, essential for the production of pulp and paper, both in terms of industrial operation and for forest productivity. We have been granted rights for water collection from rivers, wells and reservoirs for use in our unit’s mills and forests. We have a permanent commitment to increase the efficiency of operations and consequently reduce consumption – which has occurred every year through internal reuse and improvement of industrial processes.

In 2019, we have built a long-term goal to reduce water intake and certain consumption practices. We observed that our units are expected to have different curves for reducing water consumption in the next 12 years, given that they under different circumstances. However, we integrate all operations into one single goal: to reach 24.9 cubic meters per ton of product in 2030 (pulp and paper), which corresponds to best international practices according to the IPPC - Integrated Pollution Prevention and Control and IFC.

Parameters such as specific water intake and treated effluent quality are monitored daily and reported monthly through monthly meetings. Some units also participate in local river basin committees that bring together representatives of the government, companies and civil society to discuss the water issue.

Solid Waste and Wastewater

Waste management is present in our processes and operations, both industrial and forestry. Wastewater treatment at all industrial sites takes place in our own Effluent Treatment Plants and includes the primary treatment (physical) and secondary treatment (biological), a stage in which oxygen and nutrients are added, and pH is controlled. At the Limeira, Jacareí, Três Lagoas and Maranhão units, activated sludge technology is used for secondary treatment, while aerated lagoons are used at the Suzano and Aracruz units. The Mucuri unit uses both technologies. The biological sludge generated by effluent treatment plants is treated by different eco-efficient ways as composting plants at the Limeira unit, drying and burning at Jacareí, Imperatriz and Três Lagoas units.

In addition to the compliance with applicable rules regarding solid waste, our units have a waste management plan and operational procedures. The waste management includes daily monitoring and forums, which focus on reducing the generation of solid waste, increasing internal recycling and reuse and reducing waste sent to landfills. The units also receive internal and external Audits.

The Três Lagoas unit has its own program called Virada Ambiental that covers, among other topics, the issue of solid waste. In this unit, the application of a solid waste processing plant stands out, which allows the production of soil correction and fertilizers through the processing of waste. In Limeira, the solid industrial waste, which was previously sent to landfill, is now sent to a company that performs composting and turns it into a product that can provide productivity gains in agricultural areas.

The soil acidity corrective program, applied in Jacareí and Três Lagoas, began to be implemented in the Imperatriz unit in 2019. It consists of the transformation of inorganic residues generated in our industrial process, such as lime mud, dregs, grits and ashes, in soil pH correctives. With this product, we stopped buying limestone on the market, benefiting forestry. Our expected next step is to introduce organic matter to the process, enabling even more gains in forest management. Another advantage is that the surplus of this solution can be sold on the market according to rules of the Ministry of Agriculture.

We also defined a very challenging goal in 2019 for the reduction until 2030 of 70% of waste sent to landfills.

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

We reserve approximately 37.2% of our total land, or 923.2 thousand hectares as environmental preservation areas. This total includes permanent preservations areas (i.e. riparian forests), legal reserves, high-value conservation areas, and other natural areas dedicated to environmental preservation. We carry out periodic monitoring of fauna and flora in order to ensure its perpetuity. This monitoring has occurred since 2008 in Bahia and Mato Grosso do Sul, 2009 in São Paulo, 2012 with new methodology in Espírito Santo and Minas Gerais, and since 2013 in Maranhão.

We continued our partnership with The Nature Conservancy (TNC), a non-governmental organization, to craft biodiversity conservation plans, which cover the remaining forest biomes in the Atlantic Forest and Cerrado, resulting in the Conservation Area Plan (PCA), which sets strategies for conserving biodiversity. We also continued our partnership with World Wildlife Fund-Brasil Corporate Partnership, where companies from a variety of industries exchange ideas and tools on how to improve their environmental management. We are the only company in the pulp and paper sector involved in the partnership. Also, we continued to participate in the regional forums of the Forestry Dialogues, such as the ones in the states of Espírito Santo, southern Bahia and São Paulo with NGOs, universities, and local communities and in The Forests Dialogue (TFD), an organization that promotes debate on sensitive issues in the world forestry industry while engaging forestry companies, NGOs, indigenous communities and multilateral agencies.

Climate Change

Our approach towards climate change incorporates continued investigation, as well as the adoption of best practices, including research and development regarding GHG emissions in our industrial and logistics operations and carbon removals in our plantations and native forests. We undertake these initiatives in order to maintain and improve our performance by considering climate change scenarios, adopting mitigating and adapting strategies and reducing emissions throughout our value chain.

The management of climate change related risks is integrated into our overall risk management, which follows the guidelines defined in our integrated risk management policy with respect to the process of communicating, prioritizing, treating, monitoring and analyzing risks. Priority risks associated with climate change are managed by certain internal departments in charge of monitoring the risk and are periodically monitored by our risk management department through an integrated multi-disciplinary ERM (Enterprise Risk Management) process.

In 2008, we began a partnership with FGV as one of the founding members of the Brazilian GHG Protocol program, which aims to identify and account for emissions from the production process considering the direct emissions from our operational control sources (scope 1), indirect emissions from electricity consumption (scope 2) and indirect emissions associated with the production chain that are not directly controlled by us (scope 3). This tool is designed in accordance with the World Resource Initiative’s GHG Protocol methodology.

In 2010, we were the first pulp and paper company in Brazil to calculate our carbon footprint by measuring the emissions throughout our products’ entire life cycle, from raw materials production and distribution through their sale, use and disposal, which has a broader scope than the GHG inventory undertaken since 2003. With the goal to build on these studies and seek to measure and understand the impact of our production and the opportunities for improvement, we developed new life cycle analysis studies for some of our products, including Eucafluff, which comparative assessment expresses better performance in key impact categories.

In February 2020, we launched two public targets focused on climate change. First, we expect to remove 40 million tons of GHG from the atmosphere between 2020 and 2030. This number considers the net difference between carbon removal from eucalyptus plantations and native forests and emissions scopes 1, 2 and 3. Second, we plan to reduce by 15% our emission intensity (tCO2e/adt) including scopes 1 and 2 (baseline 2015). Both targets require systemic improvements and technological investments along our production chain and are necessary to ensure the Paris Agreement.

Furthermore, our industrial units produce renewable energy that supplies approximately 86% of the mill’s energy needs. Our Mucuri, Imperatriz and Três Lagoas units are almost self-sufficient in terms of energy needs and some mills are even selling surplus energy back to the grid. In 2019, 179 MW were supplied to the public grid. This is aligned with another long-term goal to increase renewable energy exports by 50%, until 2030 (baseline 2018).

We have also adopted a policy to reuse the energy resulting from our production process. Our industrial units produce a significant portion of their energy matrix requirements, and currently approximately 85% comes from renewable fuels (such as black liquor and biomass), and the remaining 15% from non-renewable resources (such as natural gas and fuel oil). We are self-sufficient in energy. In fact, we are currently selling energy to the grid. In 2019, we added 519,088 MWh to the public grid.

Sustainability Strategy

We believe sustainability is an essential component of our corporate strategy and have implemented corporate governance practices, which seek to align our sustainability strategy with our business model. We have a sustainability committee that advises our board of directors. Our sustainability committee is led by the chairman of our board of directors and includes several independent members with diverse backgrounds. It meets three times a year to deliberate and evaluate the construction and implementation of our sustainability strategy.

For us, sustainability involves incorporating social and environmental aspects, long-term value generation strategies and stakeholder views into our business strategy and management. We are part of a value chain that gives importance to numerous aspects beyond traditional operations, such as developing a skilled and engaged workforce, managing and promoting projects that consider the growth and welfare of neighboring communities, preserving and recovering native forests, sequestering carbon, controlling pests in a sustainable way, reducing waste, managing with transparency, and strengthening communication channels with civil society, the government and media. Sustainability embodies the recognition of public opinion, customer loyalty, employee pride and trust of partners and neighbors. Furthermore, investing in sustainability may decrease the risks we bear, create opportunities and make us stronger to meet the needs of an increasingly demanding market concerned about sustainable matters.

We seek to be a leader and agent of transformation with respect to sustainability. In 2019, we carried out a broad consultation process with over 90 organizations in Brazil, Europe, North America and Asia, 700 employees in regional workshops and over 200 respondents in an online survey. Desk research was also conducted including institutional risk matrices, materiality assessments, sector reports and benchmarks. This exercise resulted in the development of long-term goals that were approved by our board of executive officers, our sustainability committee and our board of directors, which we list below.

2030 Sustainability Goals:

•	Even more climate positive: Remove 40 million tons of carbon from the atmosphere (capture – emissions scope 1, 2 and 3).
•	Mitigate income inequality: Zero people below the poverty threshold in our area of influence (200,000 people).
•	Substitute plastics and petroleum derivates: Offer 10 million tons of renewable products.

Long-term Goals:

•	Water in the forest: Increase water availability in 100% of critical watersheds until 2030.
•	Water in industrial operations: Reduce water withdrawal by 15% until 2030.
•	Energy: Increase renewable energy exports by 50% until 2030.
•	Emissions: Reduce specific emissions by 15% (Scope 1 and 2) until 2030.
•	Waste: Reduce waste sent to landfill by 70%, until 2030.
•	Diversity and inclusion:
o	PWDs – Guarantee 100% accessibility and inclusive environment and zero prejudice against people with disabilities, until 2025.
o	Women – Reach 30% minimum of women in leadership roles (managers, directors and board), until 2025.
o	Blacks - Reach 30% minimum of blacks in leadership roles (managers, directors and board), until 2025.
o	LGBTI+ - Guarantee 100% inclusive environment and zero prejudice against LGBTI+, until 2025.
•	Education: Increase the Brazilian Education Index (IDEB) by 40% in our area of influence, until 2030.

Our sustainability strategy also identifies the most relevant issues for us and society, taking internal priorities and the stakeholder perceptions. The process defined the following material themes: (i) climate change; (ii) ethics, governance and transparency; (iii) financial management; (iv) forest management; (v) human capital; (vi) innovation and technology; (vii) operational excellence and ecoefficiency; (viii) social development; (ix) value chain (suppliers and customers; and (x) water.

Our sustainability annual report adheres to the Global Reporting Initiative G4 guidelines for disclosure comprehensive level, as well as the framework of the International Integrated Reporting Council (IIRC). Through these initiatives, we seek to annually account for how we address challenges and achieve results relating to our sustainability strategy and with respect to our role in society. Our sustainability annual report, developed on a voluntary basis, includes details of commitments and performance on the governance, economic, financial, social and environmental aspects of our business following the principles of materiality, stakeholder inclusiveness, sustainability context, completeness, balance, comparability, accuracy, timeliness, clarity and reliability. Our sustainability annual report is publically disclosed in our website.

Brazilian Environmental Regulation

The Brazilian federal constitution assigns to the Brazilian federal government, the states, the federal district and the municipalities the authority to enact laws and issue regulations regarding environmental protection and preservation of Brazilian fauna and flora, as well as the power to enforce such laws. States can only enact laws and issue regulations to supplement federal law, exerting full legislative power only in the absence of federal regulations. The municipalities have authority to enact laws and issue regulations only with respect to matters of local interest or to supplement federal and state laws.

The Brazilian environmental policy establishes that activities (i) considered actually or potentially polluting; (ii) that use natural resources; or (iii) that, in any manner, may result in environmental degradation, are subject to prior environmental licensing. This procedure is necessary both for the initial installation or expansion of any facility that meets any of those characteristics. The environmental licensing process generally follows three consecutive stages: preliminary license, installation license and operating license.

Regarding licensing procedures, municipalities have the jurisdiction to license facilities that only have a local environmental impact, pursuant to definitions issued by the State Environmental Council. The Brazilian federal government is responsible for the environmental licensing of projects and activities: (i) within the Brazilian inland borders; (ii) located in the Brazilian territorial sea, continental platform or exclusive economic zone (which term is defined under Brazilian law); (iii) located in indigenous lands; (iv) located in national parks or other federal conservation areas; (v) between two or more Brazilian states; (vi) of military nature; (vii) regarding radioactive material and/or nuclear power; (viii) of national interest, as defined in the Executive Order No. 8,437/ 2015. Finally, the states are responsible for the environmental licensing of all the other activities located within their borders.

The preparation of an environmental impact study and its corresponding environmental impact report, or EIA/RIMA, is required for purposes of licensing activities with significant environmental impact. In any such event, the company is required to pay a compensation fee for negative environmental impacts caused by the relevant project. This fee can amount to up to 0.5% of the total cost of the project. Since most of our main activities began before the enacting of the law that established the environmental compensation fee, we were not required to pay such compensation in those cases (projects performed before the year 2000). However, the activities started after the enactment of the National System of Conservation Units – SNUC’s law are subject to the obligation to pay environmental compensation. Therefore, new projects may require additional investments to compensate for the environmental impact.

We have licenses for the operation of our plants, which are generally valid for five years from date of issuance and may be renewed for additional five-year periods. The operating permits require, among other things, that we periodically report our compliance with environmental laws, regulations and standards. With regard to our plans, we are currently either (i) in compliance with all operating and environmental licenses or (ii) in the process of renewing these licenses.

Our forestry activities are regulated by the Brazilian federal government and the state governments of the states of São Paulo, Bahia, Espírito Santo, Minas Gerais, Rio Grande do Sul, Mato Grosso do Sul, Piauí, Tocantins and Maranhão. The planting and harvesting of trees can only be done in accordance with a project previously approved by the state agencies, except for the States of São Paulo and Mato Grosso do Sul, where a forestry license is not required. Furthermore, in observance of the new Forestry Code (Federal Law n. 12,651/2012), we must keep at least 20% of our rural landholdings covered with native forests or replanted with indigenous plant species as a legal reserve (reserva legal). Legal reserves must be registered with a new registry system named the Rural Environmental Registration (CAR – Cadastro Ambiental Rural). In such system, the land owners shall provide information on all the environmentally protected areas to the supervisory agency. However, this restriction increases to 35% in the Cerrado biome and up to 80% in the Amazon forest biome. Also, according to federal law, native vegetation from areas along rivers and other water bodies as well as steep slopes and hilltops are to be treated as permanent preservation areas, which are essential to the conservation of water resources, scenery, animal, human and plant health, biodiversity and soil in the area. Our forestry operations are in compliance with all applicable laws and regulations. See “─Environmental Matters.”

Our operations are subject to various environmental laws and regulations, including those relating to air emissions, effluent discharges, solid waste, odor and reforestation. In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines, imprisonment and confinement, in the case of individuals, to fines, restriction orders or dissolution, in the case of legal entities. In addition, administrative sanctions that can be imposed include, among others:

•	fines that may reach up to R$10 million if operating without a license and R$50 million in the case of severe environmental damages;

•	partial or total suspension of activities;

•	forfeiture or restriction of tax incentives or benefits; and

•	forfeiture or suspension of participation in credit lines with official credit establishments.

In addition to criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also provide compensation and reimbursement for the damage that was caused to the environment and third parties. At the civil level, there is joint and strict liability for environmental damages. This means that the obligation to compensate for the damage caused to the environment may affect each and every individual or legal entity directly or indirectly involved, regardless of the existence of actual fault by the agents involved. Therefore, the engagement of third parties to carry out any intervention in our operations, such as the final disposal of waste, does not exempt the contracting party from eventual damages to the environment caused by the contractor. In addition, environmental laws provide for the possibility of piercing the corporate veil, in relation to the controlling shareholder, whenever such corporate veil is an obstacle for the reimbursement of damages caused to the environment.

Using advanced technology, our operations comply with all applicable Brazilian laws and regulations, and we believe that we also meet all recognized international standards determined by institutions and agreements to which we or Brazil are signatories. In the past five years, we have not received any administrative penalties or warnings that might be considered relevant or material fines that might be considered relevant in respect of violations of Brazil’s environmental laws or policies.

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

Organizational Structure

The following chart shows our corporate structure as of December 31, 2019.

Property, Plant and Equipment

Eucalyptus Planted Forests

General

One of our greatest strengths is that it is a fully integrated low-cost producer of pulp and paper. That is due, in part, to the low cost of cultivating and processing eucalyptus trees compared to other species. As shown in the illustration below, the short growth cycle of our eucalyptus trees — seven years — presents a significant competitive advantage in relation to the costs associated with other fibers. For more information about our low wood costs, see “—Raw Materials—Wood.”

Our planted forests along with those of our partners are concentrated in the south of the State of Bahia, in the state of Espírito Santo, in the state of Mato Grosso do Sul, in the state of São Paulo, in the east of the state of Minas Gerais, in the states of Rio de Janeiro and Rio Grande do Sul, in the states of Tocantins, Pará and in southwest of the state of Maranhão, and in north and east of the state of Maranhão and Piauí.

The table and chart below set forth the location and capacity of our planted eucalyptus forests as of December 31, 2019:

	Planted Area	Conservation Area	Other	Total(1)
State	(thousand hectares)	(thousand hectares)	(thousand hectares)	(thousand hectares)
São Paulo	232	128	20	379
Minas Gerais	27	28	3	58
Rio de Janeiro	2	1	0	3
Mato Grosso do Sul(2)	315	130	127	571
Bahia(3)	252	169	40	461
Espírito Santo	145	82	16	243
Rio Grande do Sul	1	1	0	2
Tocantins, Maranhão, Pará, and Piauí	356	384	26	766
Total(4)	1,328	923	232	2,483

(1) Total area includes areas owned by us and our partners.

(2) Includes 104 thousand hectares of land in Ribas do Rio Pardo.

(3) Includes the forests associated with the production facility of Veracel.

(4) Excludes forestry partnership program of 145 thousand hectares.

Map of location of eucalyptus planted forests

Assisted Growth

For new plantings, we use both seeds and clones selected for their characteristics, such as height and diameter, productivity per hectare, lack of branches below the crown, suitability to local soil and climate conditions, and resistance to disease. Saplings grown from selected seeds and clones are initially cultivated inside climate-controlled greenhouses for 30 days. These saplings are then transferred to outdoor nurseries, where they are allowed to grow for another 70 to 90 days, after which they are moved to be planted.

We conduct research specific to each of our growing regions, utilizing general concepts of plant physiology and genetics. In the future, our productivity may increase through cloned hybrid cuttings or selected seeds. The research program also continues to seek ways to improve the uniformity of wood quality and maintain ecological balance by studying the soil, plant nutrition and pest control.

Harvesting

Eucalyptus trees are harvested by our employees and by independent contractors through an automated system and, in some cases, manually. Logs are generally transported to our pulp mills as needed and we store small amounts of logs at all of our production facilities. Logs to be used in our production facilities in São Paulo are currently stored in the forests for an average of two to five months to allow them to dry before transportation. In Bahia, logs are transferred to the mill 40 days after harvesting.

Plant Locations and Capacity

We produce pulp and paper products from nine modern operating facilities consisting of: (i) two integrated pulp and paper production facilities in the state of São Paulo (the Suzano and Limeira units) including fluff production, (ii) a non-integrated paper production facility in the state of São Paulo (the Rio Verde unit), and a Market Pulp production in the state of São Paulo (Jacareí unit), (iii) an integrated pulp, paper and tissue facility in the state of Bahia (the Mucuri unit), (iv) an integrated pulp and tissue facility in the state of Maranhão (the Imperatriz unit), (v) a market pulp production in the state of Mato Grosso do Sul (Três Lagoas unit), (vi) a market pulp production in the state of Espírito Santo (Aracruz unit) and (vii) two non-integrated tissue paper (Facepa) production in the states of Pará and Ceará (Belém unit and Fortaleza unit). The following table identifies our pulp and paper mills and sets forth the nominal total volume of the production capacity at each mill, as of December 31, 2019.

Unit/Location	Major Products	Production Capacity (in thousand tons per year)

Mucuri unit — Bahia	Integrated Pulp	200
	Market Pulp	1,480
	Paper	250
	Tissue	60
Suzano unit — São Paulo	Integrated Pulp	450
	Market Pulp	70
	Fluff¹	100
	Paper¹	550
Limeira – São Paulo	Integrated Pulp	290
	Market Pulp	400
	Paper	400
Rio Verde — São Paulo	Non-integrated Pulp	—
	Market Pulp	—
	Paper	50
Imperatriz unit	Integrated Pulp	60
	Market Pulp	1,590
	Paper	—
	Tissue	60
Tissue Facepa (Belém & Fortaleza)	Non-integrated Pulp	—
	Market Pulp	—
	Tissue	50
Aracruz – Espírito Santo	Market Pulp	2,340
Três Lagoas – Mato Grosso do Sul	Market Pulp	3,250
Jacareí – São Paulo	Market Pulp	1,100
Veracel (2) – Bahia	Market Pulp	560

(1) Flexibility to produce either fluff pulp or printing and writing paper.

(2) Represents 50% of the annual production capacity and production of Veracel’s pulp mill.

For the year ended on December 31, 2019, our facilities had produced 8.8 million tons of total market pulp and approximately 1.2 million tons of paper. The following table sets forth our total pulp and paper production for the periods indicated:

Production	2019	2018	2017
	(in thousand tons/year)
Market Pulp	8,757	3,501	3,541
Paper	1,240	1,265	1,157
Total production	9,996	4,767	4,698

ITEM 4A. INFORMATION ON THE COMPANY

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements as of December 31, 2019 and 2018, and for each of the three years ended December 31, 2019, and the accompanying notes thereto, which have been prepared in accordance with IFRS as issued by the IASB, as well as with the information presented under “Presentation of Financial and Other Data” and “Item 3. Key Information — A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and Item 3. “Key Information – Risk Factors.”

Overview

With more than 90 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, Suzano was the largest producer of eucalypt pulp and virgin market pulp in the world in 2019. As other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.

We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 40% of the printing and writing paper and 25% of the paperboard produced in Brazil in 2019. Our share of Brazilian paper production remained unchanged following the Merger, as Fibria did not have any paper production.

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

Because the Merger was consummated in January 2019, some of our results of operations and financial condition for the historical periods discussed in this section do not reflect or include the results of operations or any assets or liabilities of Fibria. We began consolidating Fibria and its subsidiaries as from January 1, 2019, and, accordingly, our results of operations and financial condition in future periods may not necessarily be comparable to our results of operations and financial condition for historical periods, including those discussed below. For information on Fibria’s results of operations and financial condition for these periods, see Fibria’s audited consolidated statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 that were submitted by Fibria to the SEC on Form 6-K on February 22, 2019. In this section, we include, solely for convenience purposes, certain information on Fibria’s results of operations, cash flows and financial condition, including indebtedness and other contractual liabilities, that was extracted from Fibria’s audited consolidated financial statements. However, this information is not indicative of any future results of operations or financial condition of Fibria, or of our company and Fibria operating on a combined basis.

With respect to the novel outbreak of the COVID-19 pandemic, we have been taking preventive and mitigating measures in line with the guidelines established by Brazilian and international authorities aiming at minimizing, as much as possible, eventual impacts from the COVID-19 pandemic on the safety of our employees and the continuity of our businesses. Among such measures, we list the following:

•	Adoption of home-office practice in all operational units in Brazil, as well as in our offices in Brazil and abroad, as much as possible;

•	Total closure of the corporate office in São Paulo, with 100% of our professionals that work therein in home-office mode;

•	Suspension of all non-essential industrial and forestry operations;

•	Blocking site visits and business trips within Brazil and abroad, with very limited exceptions;

•	Adoption of quarantine for own or third-party employees identified as potentially contaminated; and

•	Intensification of personal hygiene procedures.

We have activated our crisis management team to guarantee coordinated actions for risk mitigation and for contingency and business continuity plans. To date, our operations in Brazil and abroad have not been materially impacted. Nevertheless, given the operational risks arising from the health conditions of our own and third-party employees, as well as the potential legal restrictions that might be imposed due to the COVID-19 pandemic, we cannot assure that our operations and financial condition will not be impacted. For information on how the outbreak of the COVID-19 may affect our operations and financial results, see “Item 3. Key Information — Risk Factors — The outbreak of coronavirus or other diseases may adversely affect our operations and financial results.”

Foreign Currency Impact in Our Operations

As a predominantly exporting company, our results are exposed to exchange variations. As such, fluctuations in the exchange rate, especially with regards to the U.S. dollars, may impact our operating results. We issue debt securities in the international markets as an important part of the capital structure that is also exposed to fluctuations in the exchange rate. The mitigation of these risks comes from our own exports, which creates a natural hedge. Furthermore, we employ U.S. dollar sales, in futures markets, including strategies with options, as a way to ensure attractive levels of operating margins for a portion of our income. The sales in future markets are limited to a percent of the currency over the 18-month horizon and, as such, are dependent on the availability of exchange ready for sale in the short-term.

Pulp Business Unit

In 2019, there was an imbalance in market fundamentals during the first half of the year resulting from, on the supply side, industrial operations that operated close to full capacity and few non-scheduled downtimes in previous years, and, on the demand side, the pressure caused by macroeconomic and geopolitical uncertainties globally, as well as the reduction of paper producers’ inventories at the end of 2018 through early 2019 in the Chinese market.

The combination of these factors caused variations in hardwood and softwood pulp prices during the year. However, the resumption of graphic paper production, especially in China, and the continuing growth of global paper production for sanitary purposes, and, on the other hand, greater concentration of maintenance downtimes in pulp plants in the fourth quarter of 2019 contributed to an increase in sales volume in the second half of 2019 and, consequently, a significant reduction in the inventories of pulp producers, contributing to price stability in the final months of 2019.

Our pulp production volume increased 151.4%, from 3.5 million tons in 2018 to 8.8 million tons in 2019, and Fibria’s pulp production volume in 2018 was 6.8 million tons. Our sales volume in 2019 increased 193.8%, from 3.2 million tons in 2018 to 9.4 million tons in 2019, and Fibria’s sales volume in 2018 was 6.8 million tons. The lower sales volume during the year was due to the imbalance in the market fundamentals as mentioned above.

Net revenue from pulp sales totaled R$21,027.7 million in 2019 (an increase of 139.4% compared to 2018), mainly due to (i) the consolidation of Fibria, which had net revenues from pulp of R$18,264.5 and (ii) the drop in international pulp prices. The share of pulp revenue from exports was 91%, while the domestic market accounted for 9%. With regard to distribution for end use, 61% of pulp sales went to sanitary paper production, 20% to printing and writing paper, 16% to special papers and 3% to packaging.

The average net pulp selling price was US$566/ton in 2019 (a decrease of 25% compared to 2018), while average net price in reais stood at R$2,234/ton (a decrease of 11% compared to 2018), representing a slightly lower decline than in the U.S. dollar price due to the depreciation of the Brazilian currency during the year. Pulp cash cost ex-downtime was R$663/ton, 7% higher than in the previous year, mainly due to lower production volume.

Paper Business Unit

According to the IBÁ, domestic sales of printing & writing paper and paperboard contracted 4% in 2019 compared to 2018, while imports decreased 5%.

Our paper production decreased 2.0%, from 1.3 million tons in 2018 to 1.2 million tons in 2019. This decrease is explained by the reduction in coated paper, which was partially offset by the increase in tissue production and higher industrial productivity of other paper products. Paper sales stood 1.3 million tons in 2018 to 1.3 million tons in 2019.

In 2019, our net revenue from paper sales totaled R$4,985.3 million, increasing 7.0% from the previous year. Net revenue from the domestic and export markets grew 5.2% and 11.2%, respectively, with 69.8% coming from domestic sales and 30.2% from exports. The breakdown of our total revenue from paper sales in 2019 was: 84% in Latin America (including Brazil), 8% in North America and 8% in other regions.

Average net paper price in 2019 was R$3.968/ton, 4% higher than in 2018. In the domestic market, average net paper price was R$4.078/ton, increasing 8% in relation to 2018. In the international market, average price was US$946/ton, down 4% from 2018. In Brazilian real, the average price in the international market was R$3.734/ton, 4% higher than in 2018.

New Accounting Policies and Changes in the Accounting Policies Adopted

IFRS 16 – Lease

The following accounting standard has been issued and approved by the International Accounting Standards Board (“IASB”) and came into force on and is effective for periods from January 1, 2019.

We adopted IFRS 16 as of January 1, 2019. This standard determines that lessees must recognize future liabilities in their liabilities and their right to use the leased asset for all lease agreements, with exemption allowed to short-term or low-value contracts. Short-term or low-value contracts for the exemption of the standard refers to contracts where the individual value of the assets is lower than US$5 and maturity date is before 12 months, represented, mainly, by equipment of technology and vehicles. We adopted the standard using a modified retrospective approach that does not require the restatement of the comparative balances.

In adopting IFRS 16, we recognized the gross PIS and COFINS lease liabilities in relation to the agreements that meet the definition of lease, whose liabilities were measured at the present value of the remaining lease payments, discounted based on the incremental loan nominal rate. Assets associated with the right of use were measured at the amount equal to the lease liability on January 1, 2019, with no impact on retained earnings.

We used the following practical expedients allowed by the standard:

(i)	the use of a single discount rate for a portfolio of leases with similar characteristics;

(ii)	leases whose maturity will occur within 12 months of the date of initial adoption of the standard, accounting was as short-term leases directly in the income statements;

(iii)	the accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value;

(iv)	the use of hindsight in determining the lease term, when the agreement contains options to extend or terminate the lease; and

(v)	we excluded initial direct costs of measuring the right to use asset at the date of initial adoption.

The effects of adopting this new standard are set forth in note 19 to our audited consolidated financial statements.

On December 18, 2019, the CVM issued a circular memorandum (“Ofício/Circular/CVM/SNC/SEP/nº 02/2019”) containing a guidance on relevant aspects of IFRS 16 to be observed in the preparation of the consolidated financial statements of the lessee companies for the year ended December 31, 2019.

As result of the implementation of this guidance, we have changed incremental loan rate from the real rate to the nominal rate and has included the sales taxes (PIS and COFINS) in the calculation of lease liabilities.

The application of this new accounting guidance represents a new accounting policy.

Fair Value of Biological Assets

Our biological assets are eucalyptus forests exclusively from renewable plantations and intended for the production process of pulp and paper, measured at fair value less estimated cost to sell at the time of harvest. Fair value measurement is performed on a semiannually basis, since our management understands that its interval is enough, so that, there is no significant gap in the fair value of biological assets recorded in the consolidated financial statements and uses the discounted cash flow method according to the projected productivity cycle of such assets.

Considering that we and Fibria used different assumptions to the biological assets fair value, in the first measurement after the Merger, we reviewed the assumption for “effective planting area”, keeping the immature forest (up to 2 years from the date of planting) at historical cost. As a result of our management’s view during this period, the historical cost of biological assets approximates to its fair value. Additionally, the purpose of this change is to reflect the experience acquired in the biological assets measurements process and the alignment of calculation approach with our forest management, which perform continuous forest inventories for the purpose of estimating the wood stock or future production forecast, represented by the average annual increment (“IMA”), from the third year of planting.

Considering the fact that in the first two years of forest formation, the historical cost approximates to its fair value, as described above, this assumption alignment did not generate significant impacts on our audited consolidated financial statements.

There are no changes in the remaining assumptions.

The gain or loss on the variation of the fair value of the biological assets is recognized under other operating income (expenses), net. The value of the depletion is measured based on the amount of the biological asset depleted (harvested).

Significant assumptions applied in determining on the biological assets of fair value measurements are disclosed in note 13 to our audited consolidated financial statements.

Accounting Judgments, Estimates and Assumptions

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

See below information on judgments and assumptions used while applying accounting policies that have significant effects on the amounts recognized in our audited consolidated financial statements and which have significant risk of causing material adjustments:

(i)	business combination (see note 1.2.1 to our audited consolidated financial statements);

(ii)	fair value of financial instruments (see note 4 to our audited consolidated financial statements);

(iii)	annual analysis of the impairment of non-financial assets (see notes 15 and 18 to our audited consolidated financial statements);

(iv)	fair value of biological assets (see note 13 to our audited consolidated financial statements);

(v)	useful life of property, plant and equipment and intangible assets with defined useful life (see notes 15 and 16 to our audited consolidated financial statements);

(vi)	provision for legal liabilities (see note 20 to our audited consolidated financial statements);

(vii)	pension and post-employment plans (see note 21 to our audited consolidated financial statements); and

(viii)	share-based payment transactions (see note 22 to our audited consolidated financial statements).

For more information, see note 3 to our audited consolidated financial statements.

A.                Operating Results

Results of operations

The following discussion of our results of operations is based on our audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019. For a discussion of our results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2018 Compared to Year Ended December 31, 2017” of our annual report on Form 20-F for the year ended December 31, 2018.

References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

Year ended December 31, 2019 compared to year ended	For the year ended December 31,
December 31, 2018 and year ended December 31, 2017	2019	2019	2018	2017
	US$ (3)	(in thousands of R$), except per share data
Net sales	6,453,705	26,012,950	13,443,376	10,580,673
Cost of sales	(5,146,372)	(20,743,482)	(6,922,331)	(6,496,304)
Gross profit	1,307,333	5,269,468	6,521,045	4,084,369

Operating income (expenses)
Selling	(472,692)	(1,905,279)	(598,726)	(423,325)
General and administrative	(291,105)	(1,173,358)	(825,209)	(528,974)
Income from associates and joint ventures	7,937	31,993	7,576	5,872
Other, net	100,666	405,754	(96,875)	140,510
Operating profit before net financial income (expenses)	652,139	2,628,578	5,007,811	3,278,452

Net financial income (expenses)
Financial expenses	(1,036,755)	(4,178,848)	(1,500,374)	(1,218,476)
Financial income	122,372	493,246	459,707	305,778
Derivative financial instruments	(266,766)	(1,075,252)	(2,735,196)	73,271
Monetary and exchange variations, net	(487,490)	(1,964,927)	(1,066,650)	(179,413)
Net income (loss) before taxes	(1,016,500)	(4,097,203)	165,298	2,259,612

Income taxes
Current	(61,059)	(246,110)	(586,568)	(202,187)
Deferred	379,232	1,528,571	741,084	(236,431)
Net income (loss) for the period	(698,327)	(2,814,742)	319,814	1,820,994

Result of the period attributed to the controlling shareholders	(699,015)	(2,817,518)	319,693	1,820,994
Result of the period attributed to non-controlling shareholders	688	2,776	121

Earnings (loss) per share
Basic (1)	(0.51809)	(2.08825)	0.29236	1.66804
Diluted (2)	(0.51809)	(2.08825)	0.29199	1.66433

(1) Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.

(2) Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares. Due to the loss recorded in the period, we do not consider the dilution effect in the calculation

(3) In thousands of US$, except per share data. For convenience purposes only, amounts in reais in the year ended December 31, 2019 have been translated to U.S. dollars using a rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2019 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

As of the date of the Merger, we determined the fair value of the Fibria assets and liabilities acquired in the Merger and recorded the fair value of such assets and liabilities in our books. For local regulatory purposes the fair value is required to be segregated between the historical cost in the stand-alone books of Fibria and the difference in the Fibria standalone historical cost and the fair value adjustments to the specific fair value adjustments. The fair value adjustments represent the difference in the fair value of Fibria assets and liabilities at the acquisition date and the historical cost in the stand alone Fibria books, as described on note 1.2.1.2 to our audited consolidated financial statements. As required under local regulation, we presented the impacts of such fair value adjustments in the statement of income included in our audited consolidated financial statements as we and Fibria were two separate legal entities.

As result of the Merger, we are presenting the impact of the fair value adjustments amortization for the year ended December 31, 2019 in our audited consolidated financial statements as follows:

For the year ended December 31, 2019
(in millions of R$)
Cost of sales
Fair value adjustment on acquisition of Fibria – Amortization	(2,840.2)
Selling
Fair value adjustment on acquisition of Fibria – Amortization	(820.7)
General and Administrative
Fair value adjustment on acquisition of Fibria – Amortization	26.6
Other, net
Fair value adjustment on acquisition of Fibria – Amortization	2.1
Net Financial Result
Fair value adjustment on acquisition of Fibria – Amortization	39.0

Fair value adjustment on acquisition of Fibria – Amortization	(3,593.2)

Year ended December 31, 2019 compared to year ended December 31, 2018

Net sales revenue

Our net sales revenue increased 93.5%, or R$12,569.6 million, from R$13,443.4 million in the year ended December 31, 2018 to R$26,013.0 million in the corresponding period in 2019, mainly due to (i) increase in revenue due to the consolidation of Fibria, which had net revenues of R$18,264.5 million in the year ended December 31, 2018, (ii) a decrease in pulp prices in U.S. dollars, (iii) depreciation of the average real against the U.S. dollar, and (iv) a 6.0% drop in pulp sales volume when compared to the volume of the combined operation of us and Fibria in the year ended December 31, 2018, against our volume in the year ended December 31, 2019. Since the decrease in pulp prices, the depreciation of the average real against the U.S. dollar and the drop-in pulp sales volume were offset by the consolidation of Fibria in 2019, the result was an increase in net sales revenue.

Our net sales revenue from pulp increased 139.4%, or R$12,244.4 million, from R$8,783.3 million in the year ended December 31, 2018 to R$21,027.7 million in the corresponding period in 2019, mainly due to (i) the consolidation of Fibria, which had net revenues from pulp of R$18,264.5 million in the year ended December 31, 2018, (ii) a decrease in pulp prices in U.S. dollars and (iii) a 6% drop in pulp sales volume when compared to the volume of the combined operation of Fibria and ours in the year ended December 31, 2018 against our volume in the year ended December 31, 2019. our net sales revenue from pulp represented 65.3% of total net sales revenue in the year ended December 31, 2018, compared to 80.8% in the corresponding period in 2019.

Our net sales revenue from pulp exports increased 138.8%, or R$11,155.1 million in 2019, from R$8,038.7 million in the year ended December 31, 2018 to R$19,193.8 million in the corresponding period in 2019, mainly due to (i) increase in revenue due to the consolidation of Fibria, which had net revenues of R$16,530.2 million in the period ended December 31, 2018, (ii) a decrease in pulp prices in U.S. dollars, (iii) depreciation of the average real against the U.S. dollar, and (iv) a 6.0% drop in pulp sales volume when compared to the volume of the combined operation of Fibria and ours in the period ended December 31, 2018 against our volume in the period ended December 31, 2019. Net revenues from pulp exports represented 73.8% of total net revenues in the year ended December 31, 2019 (36.9% from Asia, 22.9% from Europe, 13.8% from North America and 0.2% from South and Central America).

Our average international net sales price of pulp in the year ended December 31, 2019 decreased 25%, or US$184/ton, from US$751/ton in the year ended December 31, 2018 to US$567/ton in the corresponding period in 2019. In the domestic market, our average net pulp sales price decreased 12%, or R$291/ton, from R$2,498/ton in the year ended December 31, 2018 to R$2,207/ton in the corresponding period in 2019.

Our net sales revenue from paper increased 7.0%, or R$325.2 million, from R$4,660.1 million in the year ended December 31, 2018 to R$4,985.3 million in the corresponding period in 2019. Net sales revenue from paper represented 34.7% of total net sales in the year ended December 31, 2018, compared to 19.2% in the corresponding period in 2019. The increase in net sales revenue from paper in the year ended December 31, 2019 compared to the corresponding period in 2018 is largely due to higher export sales volume and depreciation of the average real against the U.S. Dollar. Net revenues from paper exports represented 5.8% of total net revenues in the year ended December 31, 2019 (2.7% from South and Central America, 1.5% from North America, 0.9% from Europe, 0.7% from Asia and Africa). Our net sales revenue from paper in the domestic market increased 5.2%, or R$173.2 million, from R$3,307.1 million in the year ended December 31, 2018 to R$3,480.3 million in the corresponding period in 2019, impacted mainly by price increase due to exchange rate variation.

The average international net paper sales price in 2019 increased 4%, or US$35/ton, from US$981/ton in the year ended December 31, 2018 to US$946/ton in the corresponding period in 2019. In the domestic market, the average net paper sales price increased 8%, or R$313/ton, from R$3,765/ton in the year ended in December 31, 2018 to R$4.078/ton in the corresponding period in 2019.

Cost of sales

Our total cost of sales increased 199.7%, or R$13,821.2 million, from R$6,922.3 million in the year ended December 31, 2018 to R$20,743.5 million in the corresponding period in 2019, mainly due to (i) the consolidation of Fibria, which had cost of sales of R$9,904.4 million in the year ended December 31, 2018, (ii) R$2,844.7 million of amortization of the fair value adjustment on acquisition of Fibria and Facepa – Fábrica de Papel da Amazônia S.A., (iii) increase of R$6,869.8 million in variable cost, (iv) increase of depreciation, amortization and depletion of R$2,766.4 million, (v) higher concentration of general maintenance downtimes and (vi) higher freight costs per ton.

Gross profit

Our gross profit decreased 19.2%, or R$1,251.5 million, from R$6,521.0 million in the year ended December 31, 2018 to R$5,269.5 million in the corresponding period in 2019, due to the factors mentioned above and due to the consolidation of Fibria, which had gross profit of R$8,360.1 million in the year ended December 31, 2018. Our gross margin in the year ended December 31, 2018 was 48.5% compared to 20.3% in the corresponding period in 2019. This decrease is mainly due to decrease in pulp prices in U.S. dollars.

Selling, general and administrative

Our selling expenses increased 218.2%, or R$1,306.6 million, from R$598.7 million in the year ended December 31, 2018 to R$1,905.3 million in the corresponding period in 2019. The main variation is due to (i) the consolidation of Fibria, which had selling expenses of R$812.8 million in year period ended December 31, 2018, (ii) R$820.7 million amortization of the fair value adjustments on acquisition of Fibria and (iii) an increase of R$321.0 million in logistics cost in the year ended December 31, 2019 compared to the same period in 2018.

Our general and administrative expenses increased 42.2%, or R$348.2 million, from R$825.2 million in the year ended December 31, 2018 to R$1,173.4 million in the corresponding period in 2019. The variation is due to (i) the consolidation of Fibria, which had general and administrative expenses of R$392.1 million in the year ended December 31, 2018, (ii) an increase of R$172.9 million in personnel expenses, (iii) an increase of R$88.3 million in services and (iv) an increase of R$95.6 million in other expenses that includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation in the year ended December 31, 2019 compared to the same period in 2018.

Other, net

Our other operating income (expenses), increased R$502.7 million, from an expense of R$96.9 million in the year ended December 31, 2018 to a gain of R$405.8 million in the corresponding period in 2019. The fluctuation is mainly due to: (i) the consolidation of Fibria, which had other operating, net (expense) of R$434.4 million in the year ended December 31, 2018, (ii) an increase in the amount of R$314.6 million in the result on fair value adjustment of biological assets mainly due to a change in the accounting police, as described in note 3.1.7 to our audited consolidated financial statements, (iii) a gain of R$87.0 million from the sale of legal credits (Eletrobras – Centrais Elétricas Brasileiras S.A. credits) in the year ended December 31, 2019 and (iv) in 2019 we have received final favorable court decisions related to legal actions claiming the exclusion of ICMS from the PIS and COFINS contribution tax basis, therefore in the quarter ended December 31, 2019, we recorded an asset of R$128.1 million relating to PIS and COFINS tax credits within recoverable taxes and a gain in the statement of income (loss) within other operational results, as described in note 9 to our audited consolidated financial statements.

Operating profit before net financial income (expenses)

Our operating profit before net financial income (expense) decreased 47.5%, or R$2,379.2 million, from a profit of R$5,007.8 million in the year ended December 31, 2018 to a profit of R$2,628.6 million in the corresponding period in 2019, due to (i) the consolidation of Fibria, which had income before financial income and expenses of R$6,721.4 million in the year ended December 31, 2018 and (ii) the facts mentioned above. Our operating margin in the year ended December 31, 2018 was 37.3% compared to 10.1% in the corresponding period in 2019. This decrease is mainly due to decrease in pulp prices in U.S. dollars

Net financial income (expenses)

Our net financial income (expenses) increased 38.9% or R$1,883.3 million, from a loss of R$4,842.5 million for the year ended December 31, 2018 to a loss of R$6,725.8 million in the corresponding period in 2019. This increase was largely due to (i) the consolidation of Fibria, which had net financial result (expense) of R$2,905.9 million in the year ended December 31, 2018, (ii) an increase in interest on loans and financing and debentures of R$2,325.3 million, (iii) an increase in amortization of fundraising costs in the amount of R$176.1 million, (iv) a decrease in expenses (income) from derivative financial instruments of R$1,659.9 million and (v) an increase in monetary and exchange rate variation, net of R$898.3 million in the year ended December 31, 2019 compared to the same period of 2018 as described in note 27 to our audited consolidated financial statements.

Net income (loss) before taxes

Our net income (loss) before taxes decreased 2,578.6% or R$4,262.5 million, from a gain of R$165.3 million in the year ended December 31, 2018 to a loss of R$4,097.2 million in the same period in 2019. This result was largely impacted by the factors mentioned above.

Income taxes

Our income taxes increased 730.1% or R$1,128.0 million, from an income tax gain of R$154.5 million in the year ended December 31, 2018 compared to an income tax gain of R$1,282.5 million during the corresponding period in 2019. This increase was largely due to the fact that in the year ended December 31, 2019 the effective rate of income and social contribution tax expenses was 31% positive compared to 93.5% negative in the same period of 2018. The increase in the effective rate of income and social contribution tax expenses is mainly due to the increase of the tax effect on permanent differences in the year ended December 31, 2019 compared to the corresponding period in 2018, as follows (i) an increase of R$43.9 million on director bonus, (ii) a decrease of R$261.9 million on tax incentives – reduction of SUDENE, (iii) a decrease of R$33.1 million on credit related to Reintegra Program as described in note 12.1 to our audited consolidated financial statements.

Net income (loss) for the year

Our net income decreased 980.1% or R$3,134.5 million, from profit of R$319.8 million in the year ended December 31, 2018 to a net loss of R$2,814.7 million during the corresponding period in 2019. This result was mainly due to the factors mentioned above.

B.                 Liquidity and Capital Resources

Sources and Uses of Funds

Our cash flow from operating, investing and financing activities is affected by various factors. The key factors that affect our cash flow from operations are (i) the volume of product sold and the market price of pulp, (ii) the exchange rate between reais and U.S. dollars and (iii) the cost of our raw materials. Investing activities are mainly affected by (i) our capital expenditure program and (ii) our decision to divest some of our assets, such as fixed assets and biological assets. Finally, our cash flow from financing activities is directly related to the level of new debt we have incurred and on the repayment of existing debt.

Our primary sources of liquidity have historically been cash flows from operating and financing activities and short-term and long-term borrowings. Our material cash requirements has historically included the following:

•       working capital;

•       debt service; and

•       capital expenditures.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or one of our wholly owned subsidiaries, borrow funds by offering the guarantee of export contracts, issuance of Agribusiness Receivables Certificates (“CRA”), or capital expenditures acquisition financing programs offered by BNDES. The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets either by wholly-owned subsidiaries, mainly domiciled in other countries.

As of December 31, 2019 and 2018, our cash and cash equivalents and our marketable securities were R$3,249.1 million and R$6.150,6 million, respectively. Of our cash and cash equivalents and financial investments held as of December 31, 2019, 97% was denominated in reais invested in both public and private financial investments. The remaining 3% of our cash, cash equivalents and financial investments was denominated in U.S. dollars.

The fair value of derivative financial instruments represented a net liability balance of R$1,818.9 million as of December 31, 2019.

As of December 31, 2019, our balance sheet presented a positive working capital balance (our current assets less current liabilities) of R$7,405.0 million compared to R$24,740.2 million on December 31, 2018. Our current assets as of December 31, 2019 were equivalent to 1.65 times our current liabilities.

We believe that we will be able to access either capital or banking markets, if necessary.

Operating Activities

Our net cash provided by operating activities totaled R$7,576.4 million in the year ended December 31, 2019, compared to net cash provided in operating activities of R$5,169.4 million in the year ended December 31, 2018. This increase of R$2,407.0 million was primarily due to the consolidation of Fibria statements.

Investing Activities

Our net cash used in investing activities totaled R$11,695.0 million during the year ended December 31, 2019, compared to net cash used in investing activities of R$21,961.3 million in the year ended December 31, 2018. During the year ended December 31, 2019 investing activities for which our used cash primarily consisted of (i) R$26,002.5 million used in acquisition of subsidiaries, related to the acquisition of Fibria, (ii) R$2,001.7 million used in additions to property, plant and equipment and (iii) R$2,849.0 million used in additions to biological assets and (iv) cash provided by marketable securities investments in the amount of R$19,378.9 million.

Financing Activities

Our financing activities provided net cash of R$3,141.8 million during the year ended December 31, 2019 compared to net cash provide in financing activities of R$20,035.0 million in the year ended December 31, 2018. During the year ended December 31, 2019, our principal sources of financing were (i) R$18,993.8 million in loans and financing and debentures, which mainly consisted of R$4,340.3 million in export pre-payment transactions (EPP), R$4,750.0 million in debentures (local bonds) issued in Brazil, R$8,061.4 in Senior Notes (bonds) and R$1,813.8 million in advanced on foreign exchange contracts (ACC). During the year ended December 31, 2019, our principal uses of financing included (i) repayment of R$13,994.7 million of our indebtedness, (ii) payment of R$135.4 million in derivative results of hedging transactions and (iii) payment of R$606.6 million in dividends.

Capital Expenditures

Our capital expenditures (capital expenditures incurred) totaled R$5,778.6 million in the year ended December 31, 2019, R$2,795.7 million in the in the year ended December 31, 2018. In the year ended December 31, 2019, the amount of R$3,526.1 million was allocated to industrial and forestry maintenance. Investments in projects related to structural competitiveness and adjacent businesses projects amounted to R$2,117.7 million and were allocated mainly to the land purchase of Duratex and expansion in port logistics assets. Other investments amounted to R$134.8 million.

The balance of our capital expenditures for 2020, amounting to R$4.4 billion, encompasses remaining investments in projects previously disclosed to the market, such as investment in port logistics assets and potential new investments in lands and forests that may increase our future competitiveness and maintain options for the future growth of our business.

Indebtedness

As of December 31, 2019, our total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$63,684.3 million, of which R$6,228.0 million represented current indebtedness, of which R$6,218.0 million refers to current indebtedness from loans and financing and R$10.0 million refers to current indebtedness related to debentures and R$57,456.3 million represented non-current indebtedness, of which R$52,044.3 million refers to non-current indebtedness from loans and financing and R$5,412.0 million refers to non-current indebtedness related to debentures. Below is a description of our consolidated financings and loans:

		Average annual	Current		Non-current		Total
Type	Interest rate	interest rate - %	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019 (1)	December 31, 2019	December 31, 2018
			(in thousands of R$), except per share data		(in thousands of R$), except per share data		(in thousands of US$)	(in thousands of R$), except per share data
In foreign currency
BNDES	UMBNDES	6.6	26,307	21,577	27,620	139,940	13,379	53,927	161,517
Bonds	Fixed	5.7	640,177	216,624	27,375,673	11,189,403	6,950,617	28,015,850	11,406,027
Syndicated loan	Libor	2.7	29,268	37,546	12,269,251	11,787,588	3,051,212	12,298,519	11,825,134
Finnvera/EKN (“Export Credit Agencies”)	Libor		-	236,385	-	560,689	-	-	797,074
Financial lease	US$		-	5,608	-	12,617	-	-	18,225
Export credits (ACC - pre-payment)	Libor/Fixed	4.1	1,965,600	1,896,717	3,162,227	274,673	1,272,193	5,127,827	2,171,390
Others			3,481	-	-	-	864	3,481	-
			2,664,833	2,414,457	42,834,771	23,964,910	11,288,264	45,499,604	26,379,367

In local currency
BNDES	TJLP	7.8	283,658	28,867	1,517,649	183,269	446,897	1,801,307	212,136
BNDES	TLP	9.2	18,404	-	441,233	-	114,034	459,637	-
BNDES	Fixed	5.2	39,325	26,119	77,333	95,034	28,942	116,658	121,153
BNDES	SELIC	5.9	78,458	-	718,017	-	197,602	796,475	-
FINAME	Fixed	6.6	4,781	970	9,564	2,010	3,559	14,345	2,980
BNB	Fixed	6.7	37,815	25,038	156,904	191,976	48,309	194,719	217,014
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	5.9	2,860,938	789,892	2,952,451	1,588,986	1,442,278	5,813,389	2,378,878
Export credit note	CDI	6.2	131,914	93,001	1,270,065	1,327,378	347,825	1,401,979	1,420,379
Rural producer certificate	CDI	7.6	5,840	6,809	273,303	273,029	69,254	279,143	279,838
Export credits (“Pre payment”)	Fixed	6.2	77,694	-	1,312,586	-	344,923	1,390,280	-
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed	8.0	76,596	7,725	475,905	5,135	137,073	552,501	12,860
Others (revolving cost, working capital and FDI)	Fixed	0.4	954	10,467	4,559	16,930	1,368	5,513	27,397
FDIC Funds of credit rights	Fixed		-	22,054	-	-		-	22,054
Fair value adjustment on business combination with Fibria			(63,256)	-	-	-	(15,694)	(63,256)	-
Debentures	CDI	6.7	9,997	1,297	5,412,035	4,662,156	1,345,184	5,422,032	4,663,453
			3,563,118	1,012,239	14,621,604	8,345,903	4,511,554	18,184,722	9,358,142
			6,227,951	3,426,696	57,456,375	32,310,813	15,799,818	63,684,326	35,737,509

Interest on financing			886,886	345,988	136,799		253,972	1,023,685	345,988
Non-current funding			5,341,065	3,080,708	57,319,576	32,310,813	15,545,846	62,660,641	35,391,521
			6,227,951	3,426,696	57,456,375	32,310,813	15,799,818	63,684,326	35,737,509

Notes:

(1)         For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using a rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2019 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. As of March 27, 2020 the exchange rate for reais into U.S. dollars was R$5.1109 per US$1.00, based on the selling rate as reported by the Central Bank of Brazil.

Debt

Our major categories of long-term indebtedness are described below. The total amounts given below include accrued interest.

•	Export financing lines in the total outstanding amount of US$5,016.2 million (equivalent to R$20,218.6 million as of December 31, 2019). This category includes syndicated loan, export credits (ACC – pre-payment), export credit note and export credits (“Pre-payment”).

•	U.S. dollar-denominated fixed rate notes in the total outstanding amount of US$6,950.6 million (equivalent to R$28,015.9 million as of December 31, 2019). We have issued in public offerings several series of fixed-rate debt securities, through our subsidiaries, guaranteed by us.

•	Certificates of Agribusiness Receivables in the total outstanding amount of US$1,442.3 million (equivalent to R$5,813.4 million as of December 31, 2019).

•	Debentures in the total outstanding amount of US$ 1,345.2 million (equivalent to R$ 5,422.0 million as of December 31, 2019).

We have a variety of credit lines available, as of December 31, 2019, including two revolving credit facilities with national and international banks, which will mature in 2021 and 2024, respectively. The revolving credit lines allow more efficient cash management, consistent with our strategic focus on cost of capital reduction. As of December 31, 2019, we had not drawn any amounts under these facilities, and the total amount available under these facilities was US$748.1 million (with US$248.1 million available until 2021). On March 30, 2020, in order to increase our cash position, we delivered a notice of disbursement of US$500 million under these facilities, and expect disbursement to occur on April 2, 2020.

Early settlement of Agribusiness Receivables Certificates (“CRAs”)

On January 3, 2019, we settled in advance, through its wholly-owned subsidiary Fibria, the amount of R$878.5 million of two series of CRAs, with original maturities in 2021 and 2023 and a cost of 99% of CDI and IPCA + 4.5055% p.a. This settlement refers to the two of the nine series that were not obtained prior approval of the holders of the CRAs for the Merger.

Local Fixed and Floating-Interest Notes

On January 17, 2019, we repaid in full two series of outstanding CRAs distributed by Fibria, for which the respective holders did not consent to the completion of the Merger and did not waive their right to declare the early maturity of the CRAs as a result of the Merger: (i) CRA distributed in October 2015 by Fibria and issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in the total amount of R$675.0 million, with an interest rate of 99% of CDI, and final maturity for the principal in October 2021; and (ii) the second tranche of CRA distributed in September 2017 by Fibria and issued by RB Capital Companhia de Securitização, in the amount of R$184.2 million, with final maturity for the principal in 2023 and an interest rate of IPCA plus 4.5055% p.a.

Export Prepayment Agreements (“PPE”)

On February 25, 2019, we entered into an export prepayment agreement in the amount of R$738.8 million, with annual interest payment of 8.35% p.a. and maturing in 2024. As of December 31, 2019, the outstanding principal amount was US$183.3 million (equivalent to R$738.8 million).

On June 14, 2019, we entered into an export prepayment agreement in the amount of R$578.4 million, with annual interest payment of 7.70% p.a. and maturing in 2024. As of December 31, 2019, the outstanding principal amount was US$143.5 million (equivalent to R$578.4 million).

On June 14, 2019, we, through our wholly-owned subsidiaries Fibria Overseas Finance Ltd and Fibria International Trade GmbH, entered into a syndicated export prepayment transaction in the amount of US$750.0 million (equivalent to R$2,911.0 million at the time), with a term of six years and grace period of five years. Suzano is the guarantor of the transaction. As of December 31, 2019, the outstanding principal amount was US$750.0 million (equivalent to R$3,023.0 million).

EPP Prepayments

On June 17, 2019, we, through our subsidiary Fibria International Trade GmbH, voluntarily prepaid the amount of US$631.1 million (equivalent to R$2,454.4 million), related to an export prepayment agreement entered into on January 10, 2018 with MUFG Union Bank, NA, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in 2022.

On June 18, 2019, we, through our subsidiary Fibria International Trade GmbH, voluntarily prepaid the amount of US$156.0 million (equivalent to R$602.4 million), related to an export prepayment agreement entered into on December 8, 2017 with MUFG Union Bank, NA, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in October 2022.

Finnvera

On April 29 and April 30, 2019, we voluntarily prepaid US$208.4 million (equivalent to R$822.2 million) related to certain financing agreements that were guaranteed by the export credit agencies Finnvera and ECA – Export Credit Agency.

On June 17, 2019, we voluntarily prepaid the outstanding amount of US$378.7 million (equivalent to R$1,473.0 million) related to certain financing agreements that were guaranteed by the export credit agency Finnvera initially contracted in May 2016, which maturity date was 2025.

International Fixed-Interest Notes (Senior Notes)

Senior Notes due 2029. On January 29, 2019, through our subsidiary Suzano Austria GmbH, or “Suzano Austria,” we concluded the re-tap of “long” 10-year bonds for another US$750.0 million (equivalent to R$2,874.0 million), with maturity in January 2029, a fixed interest rate of 6.00% p.a. As of December 31, 2019, the principal outstanding principal amount was US$1,750.0 million (equivalent to R$7,053.7 million).

Senior Notes due 2047. On May 21, 2019, we, through our subsidiary Suzano Austria issued an additional amount of US$250.0 million (equivalent to R$1,020.3 million) of its 7.000% Senior Notes due 2047, with yield at the rate of 6.245% p.a. and coupon at the rate of 7.0% p.a., to be paid semiannually, in March and September, with maturity on March 16, 2047. This operation is fully guaranteed by us. As of December 31, 2019, the outstanding principal amount was US$1,250.0 million (equivalent to R$5,038.4 million).

Senior Notes due 2030. On May 21, 2019, we, through our subsidiary Suzano Austria, issued an aggregate amount of US$1,000.0 million (equivalent to R$4,081.0 million) of 5.000% Senior Notes due 2030, with yield at the rate of 5.180% p.a. and coupon at the rate of 5.0% p.a., to be paid semiannually, in January and July, with maturity on January 15, 2030. This operation is fully guaranteed by us. As of December 31, 2019, the outstanding principal amount was US$1,000.0 million (equivalent to R$4,030.7 million).

BNDES

On March 15, 2019, we carried out the early amortization of R$299.7 million with the BNDES, comprising an installment to be amortized from the balance of the outstanding debt plus the corresponding remuneration up to the payment date.

On May 17, 2019, BNDES has released funds to us in the amount of R$108.0 million, with interest rates varying from Long Term Rate (“TLP”) plus interest rate of 0.96% p.a. to 1.44% p.a. to be paid from 2020 to 2028. The resources were applied to projects in the industrial, social and technological innovation areas.

On December 17, 2019, BNDES released funds to us in the amount of R$300.0 million, with interest rates of TLP plus interest rate 1.77% p.a. with maturity date on 2034. The resources were applied to projects in the forestry areas. As of December 31, 2019, the outstanding principal amount was R$300.0 million (equivalent to US$74.4 million).

Debentures – 7th issue

On January 7, 2019, we issued R$4,000.0 million in debentures of our 7th issue, in one single series, nonconvertible into shares, maturing in January 2020 and with interest rates of 103% up to 112% of the CDI rate.

On March 27, 2019, we made the partial optional extraordinary amortization of the balance of the nominal unit value of all the debentures of this 7th issue, through the payment of the total amount of R$2,056.2 million, comprising of the amortized balance of the nominal unit value of all such debentures plus the corresponding remuneration.

On May 31, 2019, we redeemed in full our unsecured debentures of its 7th issuance by paying the total outstanding amount of R$2,019.6 million, comprising the total balance of the face value per unit of the totality of the debentures of such issuance plus the corresponding remuneration.

Debentures – 8th issue

On October 17, 2019, we issued R$750.0 million in unsecured debentures of our 8th issue, in one single series, non-convertible into shares, maturing in September 2028 and with an interest rate of 100% of CDI plus a spread of 1.20% p.a. As of December 31, 2019, the outstanding principal amount R$750.0 million.

Advances on foreign exchange contracts (“ACC”), Advances on foreign exchange delivered (“ACE”) and Export prepayment (“EPP”)

Between October 21 and December 3, 2019, we and our wholly-owned subsidiary Suzano Austria entered into 10 ACCs, ACEs and EPP agreements for a total amount of US$450.0 million, with maturities of up to one year. These transactions are fully and unconditionally guaranteed by us. As of December 31, 2019, the outstanding principal amount US$450.0 million (equivalent to R$1,813.8 million).

Subsequent Events

Export Prepayment Agreements (“EPP”)

On February 14, 2020, we, through our wholly-owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of US$850.0 million (equivalent to R$3,426.1 million as of December 31, 2019), with a term of six years. This transaction is fully and unconditionally guaranteed by us.

On February 14, 2020, we, through our wholly-owned subsidiary Suzano Pulp and Paper Europe S.A., voluntarily prepaid the principal amount of US$750.0 million (equivalent to R$3,023.0 million as of December 31, 2019), related to a syndicated export prepayment agreement entered into on February 7, 2018, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 2023.

Make-whole Bond 2021

On February 28, 2020 we informed our shareholders and the market that on that date, our wholly owned subsidiary Suzano Trading Ltd. (“Suzano Trading”) exercised its right to redeem all of the outstanding aggregate principal amount of the 5.875% senior notes issued by it and guaranteed by us due 2021 (“2021 Notes”) currently outstanding, in the total aggregate principal amount of US$189.6 million. Suzano Trading notified the holders of the 2021 Notes of its intention to redeem all the outstanding 2021 Notes and pay the related make-whole premium calculated in accordance with the terms of the indenture governing the 2021 Notes. The redemption date of the 2021 Notes will be March 30, 2020. This subsequent event shall not be considered as a notice of redemption of the 2021 Notes.  This operation is aligned with our liability management strategy and aims the reduction of the cost of its debt and also the extension of its average term.

Request for Disbursement of Credit Lines

On March 30, 2020, we informed our shareholders and the market in general that we requested, on that date, the disbursement of US$500 million of our credit facility maintained with certain financial institutions, at the cost of Libor + 1.30%, with an average term of 47 months and final maturity in February 2024. We expect disbursement to occur on April 2, 2020.The disbursement is in line with the preventive measures that we have been taking to mitigate eventual impacts resulting from the COVID-19 pandemic and aims to increase our cash position, enhancing our ability to go through the challenges resulting from such pandemic.

Covenants

Currently, we have no financial covenants. At December 31, 2019, we were in compliance with all other no financial covenants, which are required under certain long-term borrowings.

C.                Research and development, patents and licenses, etc.

Research and Development

In 2019, we made the decision to integrate the entire research and development and innovation (“R&D&I”) efforts under a Chief Technology and Innovation Officer. This initiative aims to increase synergy between areas, accelerating innovation that generates gains throughout the entire value chain. The integration is extended to all of our industrial and forestry areas in close collaboration with production, marketing and sales personnel.

Our technology and innovation facilities are spread to meet the demands and particularities of all of our mills and forest units. The technology centers, where there are the main assets and laboratories, are located in:

(i)	Aracruz – state of Espírito Santo – where efforts are towards the main business – pulp and forest development;

(ii)	Itapetininga – state of São Paulo – which concentrates biotechnology activities of Suzano and Futuragene; and

(iii)	Limeira – state of São Paulo – focused on biorefinery and paper developments.

Besides the main technology centers, R&D&I is also present in all forest units: São Paulo, Mato Grosso do Sul, Espírito Santo, Bahia, and Maranhão. The efforts in R&D&I are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes in Brazil and abroad.

By attempting to improve our processes to develop innovative and higher quality products in a sustainable way, our research and development activities are principally directed at increasing forestry productivity, reducing the operational costs and optimizing industrial processes, making our production more efficient and developing new products through (i) forest management with optimization of natural resources and costs; (ii) robust eucalyptus breeding program; (iii) improving the use of eucalyptus fiber in the manufacture of pulp, paper and paperboard; (iv) developing new applications for eucalyptus fiber including nanomaterials; and (v) developing a eucalyptus bio refinery to obtain renewable base chemicals.

With respect to forest technology and innovation, our efforts are targeted to eucalyptus breeding, forest management, soil nutrition and forest protection. Our goal is to continue improving our planted forest productivity and quality in a sustainable manner. With this purpose, our research group is selecting new eucalyptus clones based on growth, cellulose content and wood quality, making use of state of art techniques like genetic recombination through controlled pollination, use of genomic tools in the selection of new clones, extensive field evaluation (700 ongoing experiments) and laboratory analysis.

The genetic improvement committee, composed of researchers and managers, runs five major breeding programs at our forest sites.

In 2019, we maintained a significant level of investment in eucalyptus classical breeding program and intensified field research with the genus Corymbia aiming to obtain, in the near future, alternative genetic materials to eucalyptus, potentially more resilient to the climatic adversities of the regions where we operate.

A strong goal achieved in 2019 by the breeding area was the selection of new clones that will be used in our operational plantations in the future. In total, 1,598 new clones were generated by our breeding programs.

We also invest in laboratories related to the culture of tissues and mapping of molecular markers, in order to ensure the genetic identity of 100% of the seedlings planted by the operational area. Therefore, we keep a close relationship with several universities and private research institutes, both in Brazil and abroad, that actively research these fields.

Biotechnology. We invest in innovation in biotechnology through our subsidiary FuturaGene, which aimes at increasing the productivity of its eucalyptus plantations in a sustainable manner, increasing wood quality, insect and disease resistance and resilience. FuturaGene develops biotechnology solutions to improve plantation productivity by enhancing and protecting yield thus optimizing natural resource use efficiency. The ambition of FuturaGene’s yield enhancement program is to produce wood using less land therefore making land available for other uses such as for food production or biodiversity conservation. The yield protection program aims to lower chemical inputs and to enhance the resistance of trees to pests, diseases and the effects of climate change. The wood modification program also aims to produce feedstocks that reduce energy demand and lower chemical load in our mills.

FuturaGene’s first yield enhanced genetically modified eucalyptus variety that produces more wood when compared to conventional clones, was approved for commercial use in Brazil in 2015. This variety has been crossed with leading eucalyptus parent varieties from our different operating forest geographies and the derivative varieties are being extensively tested in these different geographies, prior to commercialization. The potential future use of such high yield trees will form part of the solution to meet increasing global wood demand, which is expected to triple by 2050, whilst minimizing the need to irreversibly extract wood from natural forests, thus helping to mitigate the impact of forest destruction on climate change.

FuturaGene has made significant advances in its yield protection platform, which is focused on tackling threats to plant productivity, such as new pests and disease infestations that are increasing in amplitude as a result of climate change. FuturaGene’s program for developing herbicide resistance in trees, which will allow more efficient weed control with lowered chemical load and improved worker conditions, also continues to advance significantly. In developing these traits, FuturaGene utilizes a panoply of technologies including genetic modification, RNA interference (RNAi) and various state-of-the-art gene editing technologies, inter alia. These tools present a powerful armamentarium for selecting, identifying and modulating genes of interest.

In parallel, FuturaGene has been actively developing and enhancing its capabilities in bioinformatics and genomics. These tools both facilitate and guide FuturaGene’s work in biotechnology and are increasingly providing immediate assistance to our breeders for validating their genetic materials and guiding their breeding programs. The increased availability of genetic markers developed in these programs is expected to significantly reduce the development time for new conventional varieties for commercial deployment as well as to prevent the planting of new susceptible tree varieties, which can be pre-tested for disease and pest sensitivity.

We remain open to share the technologies and tools developed by FuturaGene through business relationships or at no additional cost to its partner small growers in Brazil. In addition, FuturaGene has already provided technology on a royalty-free basis for the development of improved subsistence crops for food-insecure regions by academic partners.

Regarding the management and nutrition area, 2019 was a year to integrate the former knowledge into a new and smarter database. The main achievements were: i) Organization of our soil database and analysis of more than 1 million hectares in the planted forest areas; ii) Review and implementation of the new fertilization strategy, resulting in the reduction of the annual fertilization cost by approximately R$17 million; and iii) Revision of technical criteria used in second forestry cycle (sprout conduction) to avoid additional R$40 million in 2020.

The forestry protection pursued developing strategies to keep our current plantations safe, as well as anticipating future risks, with the following main results: i) development of new genetic resistance methodologies to prevent losses due to attack of diseases, pests and abiotic stresses; ii) commercial-scale feasibility of use biological control to pest management; and iii) innovations on integrated management and use of herbicides to weed control.

The data science and ecological Modeling was used to improvement environmental knowledges as following: i) developed orbital monitoring systems to detect the weed competition and canopy damages; ii) coordinated the elaboration of a sophisticated clonal environmental allocation system; iii) implemented a weather monitoring and forecasting system creating the opportunities to reduce uncertainty on forestry operations; and vi) performed a long-term water use modeling to propose forest wood-production in sustainable ways.

The extension area was responsible to transfer all forest technical recommendations from Technology Center to operational teams. The transfer process was made by a technical meeting called SMS (Selection Management Suzano), realized for the first time at our company.

On the Industrial R&D&I, we are looking to strength its current business through pulp and paper process optimization and development of new and more environmentally friendly processes as well as customizing the pulp and paper for special applications. Considering our growth strategy, we are investing in biorefinery and the development of new materials to maximize the usage of our main asset which is the forest.

An example of achievement is our innovative Eucafluff, which was the first application of eucalyptus fiber for market fluff and in 2019, for the first time, the production was our full EucaFluff available capacity. On the pulp product development, our team has focused on the Chinese market tissue paper specification, working on the development of grade that better suits this market and therefore increasing the usage of BEKP share in the paper composition. These project portfolio was split into three major streams: (a) capturing synergies looking at the forest base and installed assets, making recommendations for operational optimization and pulp performance maximization; (b) unification of product portfolio addressing best mill to produce each product and also determined which special pulp products were kept in our portfolio in light of cost vs performance; (c) determining the best practices for the use of BEKP in different systems of stock preparation, refining and papermaking technologies as a whole supporting our customers.

In accordance with Brazilian environmental laws of some states and municipalities, in 2019 we developed the paper for straws to replace plastic straws. The main novelty of the product, called Loop and Loop +, that are compostable, from a renewable source produced in Brazil, a great innovation in the national market.

The research and development team continuously assess new trends and advances in the market that are said to be the ones changing the world. The laboratory has been receiving considerable investments on high-tech pieces of equipment to allow transformation and characterization of raw material and products, including biofuels, bio-chemicals and novel bio-based materials. We have expanded the research center at Limeira mill, which will in the future become the reference center for R&D&I. The new area has added more than 1.000m² for pilot facilities, new labs and offices for the researchers.

On the biorefinery platform, in 2019, we started the commissioning industrial phase and the commercial production of lignin is expected to begin in 2020 at Limeira mill. This is the first facility of its kind in Latin America and it will serve industries in a variety of sectors that may use the product in a range of high value-added applications replacing fossil-based raw materials. Regarding nanotechnology, we have built and have operated a nanofiber pilot plant since 2012, developing market applications and also enhancing its paper properties. Through a partnership with the Finish company Spinnova, the developed nanofiber can be used to produce a novel type of sustainable textile filament. Biofuels are also included in the biorefinery initiative along with chemicals derived from the biomass pyrolysis oil that can replace fossil-based ones.

Intellectual Property

Suzano, Futuragene and Portocel currently have 255 granted patents, 158 patent applications and 47 protected varieties of eucalyptus, including patents and applications incorporated from Fibria upon completion of the merger.

Achievements during 2019 in the intellectual property field include filing of 39 new patent applications and 3 new variety of Eucalyptus. The patents applications filed in 2019 is covering the following main topics:

•	rheologically defined lignin compositions;

•	process for obtaining thermoplastic composite pellets reinforced with cellulose pulp;

•	fibers compositions;

•	process of producing fibrillated nanocellulose with low energy consumption;

•	bioplastics composition comprising lignin;

•	integrated process for the pretreatment of biomass and the production of bio-oil;

•	food and additive compositions comprising lignin;

•	phenolic resins and its synthesis process; and

•	process for kraft lignin production.

Due to our investments in research and development activities, we are not dependent on any particular third party’s patent or trademark, license, royalty agreement, industrial agreement or new production process.

Trademarks

We have registered many of our trademarks, including, as the case may be, our multipurpose paper trademark “Report®,” in countries across five continents, including, among others, the United States and Canada, countries of the European Union, and countries located in Latin America, Africa, Asia and Oceania.

In 2019, we requested the registration of 71 procedures relating to eight new trademarks and received 67 new approvals of different trademarks, including Blue Cup®, Blue Cup Bio®, Loop Paper™, Loop®, Couché Suzano®, Ecolig®, Lignew®, Ligseal®, Ligflex®, Ligflow®, Ligsperse®, Pólen®, Pólen Bold®, Pólen Soft®, Eucafluff®, Mimus®, Paperfect®, Laser®, Paperfect Opaque®, Pharma Plus TP White®, Max Pure®, Chartam Blanc, Reciclato®, Suzano Natural® and Prisma Bright Laser Paper®, in countries across five continents, including, among others, the United States, European Union, and countries located in Latin America.

Additionally, we have requested 73 trademark renewals in 2019, in their majority, registries of Fibria® (institutional trademark) around the world.

D.                Trend Information

The primary trends which influence our sales and production and inventory levels are the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations.

More recently, we have been subject to significant volatility in these trends due to the effects of the COVID-19 pandemic on global trade, foreign exchange and macroeconomic conditions. See “—Overview” for a discussion of the potential effects of the pandemic on our business.

E.                 Off-Balance Sheet Arrangements

We participate in a number of off-balance sheet arrangements, mainly related to guarantees and take or pay contracts. We also have a number of swap transactions as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report. See notes 4 and 24 to our audited consolidated financial statements.

F.                 Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2019.

	As of December 31, 2019 - Payments due by period
	(in millions of R$)
	Total Book Value	Total Future Value	Less than 1- year	1 – 2 years	2 - 5 years	More than 5 years
Liabilities for asset acquisitions and subsidiaries	541.6	618.9	103.1	101.1	316.0	98.7
Loans and financing and debentures (a)	63,684.3	89,708.2	8,501.3	5,692.1	29,088.3	46,426.5
Derivative financial instruments	2,917.9	8,299.3	1,488.9	415.8	1,258.2	5,136.4
Trade accounts payable	2,376.5	2,376.5	2,376.5	-	-	-
Lease liabilities (b)	3,984.1	7,110.0	559.5	1,426.0	1,186.4	3,938.0
Purchase obligations(c)	-	7,335.6	1,229.4	1,539.0	1,036.6	3,530.6
Other liabilities	578.1	578.1	456.3	121.7	-	-
Total	74,082.5	116,026.6	14,715.0	9,295.7	32,885.5	59,130.2

(a)	The amounts disclosed in the table refer to contracted cash flows not discounted and, therefore, may not be reconciled with the amounts disclosed in the balance sheet.

(b)	Includes lease of areas, offices, properties, vehicles, call centers, hardware equipment and installation services.

(c)	Includes all take-or-pay contracts with transport suppliers, electric power, diesel, gas and chemicals.

We are also subject to legal proceedings with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil and labor claims of R$3,512.5 million as of December 31, 2019.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                Directors and Senior Management

We are managed by our board of directors and by our executive officers. The address of our management is Avenida Brigadeiro Faria Lima, 1355, 7th Floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our board of directors is the decision-making body responsible for determining general guidelines and policies for our business, including our overall long-term strategies, as well as the control and oversight of our performance. Our board of directors is also responsible for, among other things, supervising our executive officers’ actions. It holds meetings whenever called by its chairman, any of its vice-chairmen or our chief executive officer. Currently, our board of directors consists of nine members, four of which are independent members. Under the provisions of the Novo Mercado, at least 20% of the members of our board of directors must be independent directors, as defined under Brazilian law. The following table sets forth the name, age, position, date of election and term expiration of each of the members of our board of directors:

Name	Age	Position	Date of Election	Term of Expiration (1)
David Feffer	63	Chairman	April 26, 2018	2020
Claudio Thomaz Lobo Sonder	77	Vice Chairman	April 26, 2018	2020
Daniel Feffer	60	Vice Chairman	April 26, 2018	2020
Antonio de Souza Corrêa Meyer	73	Member	April 26, 2018	2020
Jorge Feffer	59	Member	April 26, 2018	2020
Nildemar Secches	71	Member	April 26, 2018	2020
Rodrigo Kede de Freitas Lima	48	Member	April 26, 2018	2020
Maria Priscila Rodini Vansetti Machado	61	Member	April 26, 2018	2020
Ana Paula Pessoa	53	Member	April 29, 2019	2020

(1) The term of the mandates of our elected directors shall terminate on the date of our annual general shareholders’ meeting in charge of evaluating our audited consolidated financial statements for the year ended December 31, 2019.

The following is a summary of the business experience of our current directors:

David Feffer. Mr. Feffer has served as chief executive officer of Suzano Holding S.A. since 2003, and currently serves as the chairman of our board of directors. In 2001, Mr. Feffer became a member of the board of directors and chief executive officer of Polpar S.A. and holds the following positions in other companies: (i) chief executive officer of IPLF Holding S.A. since 2004; and (ii) vice chief executive officer of Premesa S.A., a subsidiary company of Suzano Holding S.A., from 2001 to 2015 and chief executive officer of the company since April 2015. He is also a member of the following social and cultural organizations: chairman of the directors’ committee of the School ALEF Peretz, member of the decision making committee of the Israelita Albert Einstein Hospital (Associação Beneficiente Israelita Brasileira Hospital Albert Einstein); vice chairman of the directors’ committee and chairman of the senior board of Ecofuturo Institute – Future for Sustainable Development (Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável); and coordinator of the Nominating Committee of the executive board of the Arymax Foundation (Fundação Arymax). Mr. Feffer attended specialization courses at Harvard Business School, Columbia University, the Aspen Institute, Singularity University, Stanford University and IMD in Switzerland.

Claudio Thomaz Lobo Sonder. Mr. Sonder currently serves as vice chief executive officer since 2010 and chairman of the board of directors of Suzano Holding S.A. since 2018, member of the board of directors of the company since 2002, being its vice-chief since 2013. Since 2018, Mr. Sonder has also acted as the chairman of the board of directors and vice chief executive officer of IPLF Holding S.A. since 2010. From 2010 to May 2015, he was chief and in April 2015 he was appointed as vice chairman of the board of directors of Polpar S.A. Mr. Sonder also holds the following positions in other companies: (i) executive officer of Alden Desenvolvimento Imobiliário Ltda.. since 2011; (ii) member of the directors’ committee and member of the senior board of Ecofuturo Institute – Future for Sustainable Development (Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável) since 2010; (iii) member of the board of directors of MDS, SGPS, S.A. since 2010 and its chairman of the board of directors since March 2018; (iv) executive officer of Premesa S.A. since April 2015; and (v) member of the board of curators since 2011 and member of the executive board of Fundação Arymax since 2013. Mr. Sonder is a former chairman of the board of directors and chief executive officer of Hoechst do Brasil Química e Farmacêutica S.A. (1983 1993). Mr. Sonder holds a degree in chemical engineering and economics from Mackenzie University and specializations obtained in Munich, Germany, and Boston, United States.

Daniel Feffer. Mr. Feffer currently serves as vice chairman of our board of directors and as a member of our sustainability and strategy committee. Mr. Feffer also holds the following positions in other companies: (i) chairman of the board of ICC Brasil; (ii) chairman of the board of curators of the Arymax Foundation (Fundação Arymax); (iii) chairman of the directors’ committee and vice chairman of the senior board of the Ecofuturo Institute – Future for Sustainable Development (Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável); (iv) member of the advisory board of IBÁ; (v) member of the board of IEDI – Instituto Econômico para Desenvolvimento Industrial; (vi) founding member of the board of Compromisso Todos Pela Educação; (vii) member of the strategy board of FIESP; (viii) member of the board of MBC – Movimento Brasil Competitivo; (ix) executive member of the board of ICC – Global; and (x) chairman of ITTI – Intelligent Tech & Trade Initiative. Mr. Feffer graduated from Mackenzie Law School and holds specializations from FGV in Brazil; Harvard University, and Massachusetts Institute of Technology (MIT) in the United States; IMD in Switzerland; and London Business School in England (LBS).

Antonio de Souza Corrêa Meyer. Mr. Meyer currently serves as a member of the board of directors of Suzano Holding S.A. Mr. Meyer has served as a member of the board of directors of IPLF Holding S.A. since 2013 and holds the following positions in other companies: (i) member of our board of directors; (ii) member of the International Bar Association, the Brazilian Bar Association and the São Paulo Lawyers Institute; (iii) advisor of the board of directors of the Institute of Lawyers of São Paulo (Instituto dos Advogados de São Paulo – IASP); (iv) member of the executive board and chairman of the Center of Law Firm Studies (CESA – Centro de Estudos das Sociedades de Advogados); (v) member of the advisory committee and board of curators of the University of São Paulo Medical School; (vi) member of Deliberative Council of Legal and Legislative Issues (Conselho Superior de Assuntos Jurídicos e Legislativos – CONJUR) of FIESP and the Chamber of Mediation and Arbitration (Câmara de Mediação e Arbitragem) of FIESP; (vii) advisor of the São Paulo Oncology Institute (Instituto de Oncologia de São Paulo) at the Otavio Frias de Oliveira Hospital; and (viii) member of the Merger and Acquisition Committee (CAF) of B3. Mr. Meyer was previously the Secretary of Justice and Secretary of Public Security of the State of São Paulo, chief and chairman of the São Paulo Association of Lawyers (Associação dos Advogados de São Paulo – AASP), a member of the legislative committee of ABRASCA – the Legislative Committee of the Brazilian Association of Public Companies (Associação Brasileira das Companhias Abertas), and (ix) legal counsel, chairman of legislative committee and member of the board of directors of the American Chamber of Commerce for Brazil and member of its arbitration committee (1987 1989). Mr. Meyer was recognized with an award for Judicial Merit from the Court of Justice of the State of São Paulo, earned the Latin Lawyers Lifetime Achievement Awards award in 2017 and the Order of Merit Medal of the Ministry of Justice at the Grand Officer of the Order (Medalha Ordem do Mérito do Ministério da Justiça no Grau Grande Oficial) in 2018. Mr. Meyer is a graduate of the law school of the University of São Paulo and is a founding partner of the law firm Machado, Meyer, Sendacz e Opice Advogados.

Jorge Feffer. Mr. Feffer currently serves as a member of our board of directors and member of our sustainability and strategy committee. Mr. Feffer first joined Nemofeffer S.A. (now Suzano Holding S.A.) in 1979. Mr. Feffer has previously served as (i) vice chief corporate counsel of Suzano Holding S.A.; (ii) vice chief corporate officer of IPLF Holding S.A.; (iii) executive officer of Premesa S.A.; and (iv) executive director of Nemonorte Imóveis e Participações Ltda. Over the past five years, Mr. Feffer has held the following positions in other companies: (a) vice chairman of the directors’ committee and member of the senior board of the Ecofuturo Institute – Future for Sustainable Development (Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável); (b) member of the administration board of Instituto Jatobá; and (c) member of the board of curators of Fundação Arymax. In 2015, he sponsored and founded the Library of Social Criticism, in partnership with the publishing house Realizações Editora Espaço Cultural. In 1978, Mr. Feffer was Assistant Secretary of Culture, Science and Technology of the State of São Paulo.

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

Rodrigo Kede de Freitas Lima. Mr. Kede currently serves as a member of our board of directors and audit committee. He is also the chief service officer of IBM in New York and a member of the advisory board of the FDC (Fundação Dom Cabral). Beginning in 1993, Mr. Kede has held the following positions during his time at IBM: (i) chief executive officer of IBM Latin America until 2017, (ii) chief executive officer of IBM Brasil until 2014, (iii) vice chief executive officer of IBM Service Unit – Brazil; global vice chief executive officer of strategy and processing of IBM Brasil; (iv) chief financial officer of IBM Latin America; and (v) chief financial officer for IBM Brasil. Mr. Kede has also served as chief executive officer and a member of the board of directors of TOTVS on 2015. Until 2017, he served as the chairman of the board of directors of the Brazilian Institute of Finance Executives (Instituto Brasileiro de Executivos Financeiros - IBEF) and AmCham (American Chamber of Commerce). Mr. Kede holds an undergraduate degree in mechanical and production engineering from the Pontifical Catholic University of Rio de Janeiro and an MBA from Instituto Brasileiro de Mercados de Capital, currently INSPER, and Harvard Business School.

Maria Priscila Rodini Vansetti Machado. Mrs. Vansetti currently serves as a member of our board of directors. In 2017, she was appointed global chief strategy and business development officer of Corteva Agrisciences, the agricultural division of DowDuPont. Mrs. Vansetti started at DuPont Brasil in 1981, beginning in the agricultural division and going on to hold leadership positions in the Regulatory, Institutional Relations and Research & Development areas. She transferred to Wilmington, Delaware in 1996, where she specialized in Development and Marketing, and in 2008 she was appointed business director of DuPont Canada. Mrs. Vansetti previously held the following positions: (i) global chief strategic planning officer of DuPont Crop Protection from September 2014 to September 2015; (ii) chief executive officer of DuPont Brasil; and (iii) vice chief executive officer of DuPont Crop Protection for DuPont Brazil and DuPont Latin America. Mrs. Vansetti currently serves as a member of the board of directors of the International Center in Indianapolis, Indiana, and of the Inter American Dialogue, in Washington, D.C. She has also been a member of the following social and cultural organizations: (i) member of the board of directors of AmCham (American Chamber of Commerce); (ii) member of the board of directors of the Brazilian Association of Chemical Industry (Associação Brasileira da Indústria Química – ABIQUIM); (iii) member of the agribusiness board of FIESP; and (iv) member of the board of directors of CropLife Canada. Mrs. Vansetti holds an undergraduate degree in agronomic engineering from Escola Superior de Agricultura “Luiz de Queiróz” of the University of São Paulo (ESALQ/USP) and a specialization in executive management and global strategy leadership from the Wharton School (University of Pennsylvania).

Ana Paula Pessoa. Ms. Pessoa currently serves as a member of our board of directors and audit committee. Ms. Pessoa is currently a partner, investor and board chairwoman at Kunumi AI, a leading artificial intelligence start-up in Brazil. She also holds the following positions in other companies: (i) independent board member and member of the audit committee of News Corporation, NY, since 2013, (ii) independent board member and member of the investment and corporate social responsibility committee of Vinci Group, Paris, since 2015, (iii) member of the innovation committee of Credit Suisse AG, Zurich, since 2018, (iv) board member of the board representing IFC at Aegea Saneamento, Säo Paulo, since 2018, (v) member of Global Advisory Council at Stanford University, California, since 2018, (vi) member of the consulting board of The Nature Conservancy Brazil since 2014, (vii) member of the audit committee for Fundação Roberto Marinho since 2007, and (viii) member of consulting board for Casa FIRJAN since 2018. Ms. Pessoa previously held the following positions: (a) CFO of the Rio 2016 Olympic and Paralympic Games from 2015 to 2017, (b) founder and managing director of Brunswick São Paulo from 2012 to 2015, (c) CFO of Infoglobo Comunicações from 2001 to 2011, and (d) several executive positions at the Globo Organizations since 1993. Additionally, Ms. Pessoa founded and was chair of Neemu Internet, which was sold in 2015 to Linx SA. Ms. Pessoa worked for the World Bank in D.C. and The United Nations Devenlopment Programme in New York and Benin, West Africa. Ms. Pessoa holds a bachelor in arts degree in economics and international relations with honors from Stanford University and master in arts degree in development economics also from Stanford University.

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

Name	Age	Position	Date of Election	Term of Expiration
Walter Schalka	59	Chief Executive Officer	December 12, 2019	January 13, 2021
Marcelo Feriozzi Bacci	50	Chief Financial Officer and Investor Relations Director	December 12, 2019	January 13, 2021
Carlos Anibal de Almeida Jr.	50	Executive Officer – Commercial Pulp Business Unit	December 12, 2019	January 13, 2021
Alexandre Chueri Neto	60	Executive Officer – Forestry Business Unit	December 12, 2019	January 13, 2021
Leonardo Barretto de Araujo Grimaldi	45	Executive Officer – Paper Business Unit	December 12, 2019	January 13, 2021
Aires Galhardo	42	Executive Officer – Pulp Operations	December 12, 2019	January 13, 2021
Fernando de Lellis Garcia Bertolucci	54	Executive Officer – Research & Development	December 12, 2019	January 13, 2021
Christian Orglmeister	46	Executive Officer – People & Management,	December 12, 2019	January 13, 2021

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

Alexandre Chueri Neto. Mr. Chueri currently serves as our executive officer for our forest business unit since July 2013. Mr. Chueri started his career in 1984 as a consultant for Ideadeco Ltda., working on the areas of irrigation and agribusiness. In 1987, he joined Construtora Norberto Odebrecht S.A. as manager of agricultural and agro industrial projects. Mr. Chueri joined Ciplan – Cimento Planalto S.A. in 1991 as managing director. Mr. Chueri graduated from ESALQ/USP of Piracicaba in 1982 with a degree in agricultural and forestry engineering and a master’s degree in administration from FGV/SP.

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

Aires Galhardo. Mr. Galhardo currently serves as our executive officer for pulp industrial, energy and engineering unit. Mr. Galhardo worked for Fibria Celulose S.A. as their forest manager from 2011 to January 2019. From 2005 to 2011, he was the general manager of forest and manager of forestry logistics at Votorantim Celulose e Papel S.A. and from 2000 to 2005 he was the logistics manager of Companhia de Bebidas das Américas – Ambev.

Fernando de Lellis Garcia Bertolucci. Mr. Bertolucci currently serves as our executive officer of research and development. Mr. Bertolucci is in charge of the technological development of the genetic development, biotechnology, forest management and of the pulp, paper, costumer goods and biorefinery development of process and products. Mr. Bertolucci graduated from ESAL/UFLA and has a post graduate degree and specialization courses in forest management (UFLA), business management (Fundação Dom Cabral), products development (University of Cambridge – England), strategic innovation (IMD – Switzerland) and Global Executive Academy (MIT – US).

Christian Orglmeister. Mr. Orglmeister currently serves as our executive officer – people & management. Mr. Orglmeister is responsible for the human resources, communication, strategy, information technology and digital areas. He started his career at Armazéns Gerais Columbia and joined the international consulting Arthur D. Little later. From 2000 to 2002 he worked at the logistics start up Intecom, then joined the operations area of A.T.Kearney. In 2006 he joined The Boston Consulting Group leading people, organization and governance practices and the family business practices on South America. Mr. Orglmeister became the managing director of BCG offices in Brazil in 2015. Since 2016 he is an independent member of our personnel committee. Mr. Orglmeister holds a degree in engineering from FEI, has a post graduate degree from FGV and master’s degree from TRIUM (LSE, HEC, e NYU).

Fiscal Council

Our fiscal council is a non-permanent corporate body comprised of three members, with an equal number of alternates, in case our shareholders request it to be convened at the annual general shareholders’ meeting. Under our bylaws, the members of our fiscal council must sign, before taking office, a compliance statement in accordance with the Novo Mercado rules.

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

The following table sets forth the name, position, date of appointment and term expiration for each member of our fiscal council, which has been convened as requested in the annual general shareholders’ meeting held on April 18, 2019:

Name	Age	Position	Date of Election	Term of Expiration (1)
Eraldo Soares Peçanha	68	Member	April 18,2019	2020
Luiz Augusto Marques Paes	58	Member	April 18, 2019	2020
Rubens Barletta	73	Member	April 18, 2019	2020
Kurt Janos Toth	72	Alternate	April 18, 2019	2020
Roberto Figueiredo Mello	71	Alternate	April 18, 2019	2020
Luiz Gonzaga Ramos Schubert	82	Alternate	April 18, 2019	2020

(1) The term of the mandates of the members of our fiscal council shall terminate on the date of our annual general shareholders’ meeting in charge of evaluating our audited consolidated financial statements for the year ended December 31, 2019.

The following is a summary of the business experience of the current members of our fiscal council:

Eraldo Soares Peçanha. Mr. Peçanha currently serves as a member of our fiscal council. Mr. Peçanha has previously held the following positions in other companies: (i) internal audit and controller manager of Aracruz Celulose S.A. (1974 1996); (ii) controlling company and computing director of CSN Cia. Siderúrgica Nacional (1996 2003); (iii) controlling officer and executive director of corporate governance of Embratel SA (2003 2008); and (iv) executive director of customer services of Icatu Seguros S.A. (2008 2011). He is permanent member at Cadam S.A. since January 2017 and was at Vale, Net Serviços de Comunicação, Ideiasnet e JBS(dez/16 a set/17) and is also an alternate member at CCR, Tupy e Ouro Fino Saúde Animal, Ferrovia Centro Atlântica, Itá Energética e Officer Distribuidora Prod. Tecnologia. Since November 2018 he is member of the executive board of My News Channel. Since 2012, he has been working as a consultant in the fields of corporate governance, controlling and processes and accounting and financial systems. Mr. Peçanha holds a degree in accounting and business administration from Cândido Mendes University.

Luiz Augusto Marques Paes. Mr. Paes has been a permanent member of our fiscal council since 19911. He is the managing partner of Paes e Colauto – Sociedade de Advogados, where he provides legal advice and tax and corporate consulting. Mr. Paes is also a permanent member of the fiscal council of JSL S.A., Movida Participações S.A. and Cyrela Brazil Realty S.A. Empreendimentos e Participações. Mr. Paes holds a law degree from the University of São Paulo.

Rubens Barletta. Mr. Barletta is a permanent member of our fiscal council. Mr. Barletta is also a permanent member of the fiscal councils of the following companies: (i) Banco Alfa de Investimento S.A.; and (ii) Alfa Holdings S.A. From 1999 to 2010 he served as a permanent member of the fiscal council of Financeira Alfa S.A. – Crédito, Financiamento e Investimentos. Mr. Barletta has been a partner at Barletta, Schubert e Luiz Sociedade de Advogados, a firm specializing in private law, since 2009. From 1961 to 2008 he was an employee, intern and then partner at Escritório de Advocacia Augusto Lima S.C. Mr. Barletta holds a law degree from São Bernardo do Campo Law School.

Kurt Janos Toth. Mr. Toth currently serves as an alternate member of our fiscal council. Mr. Toth previously enjoyed a long tenure at BNDES, having occupied the following positions: (i) economist in the Internal Control Department(2006 2008); (ii) chief of the Credit Department (1988 2006); (iii) chief of the Industrial Projects Department – Capital Assets and Traditional Industries (1984 1986); (iv) manager of the Industrial Projects Department – Capital Assets and Traditional Industries (1978 1984); (v) economist in the Industrial Projects Department – Capital Assets and Traditional Industries (1973 1978); and intern (1971 1973). Mr. Toth is a permanent member of the fiscal councils of Tupy S.A. since 2017 and Brasiliana Participações S.A. since 2018. He has served as member of the fiscal councils of the following companies: (a) Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (2015 2017); (b): AES Tietê S.A. (2008 2015); (c) AES Elpa S.A. (2012 2014); (d) Eletropaulo Comunicações Ltda. (2010 2011); (e) AES Communications Rio de Janeiro S.A. (2010 2011); (f) Centrais Elétricas Brasileiras S.A. – ELETROBRÁS (2003 2006); and (g) Companhia Vale do Rio Doce (1993/1994). Mr. Toth holds a degree in economics from the Universidade Federal Fluminense and post graduate degree from Pontifícia Universidade Católica – Rio de Janeiro.

Roberto Figueiredo Mello. Mr. Mello currently serves as an alternate member of our fiscal council and has been a partner at Pacaembu Serviços e Participações Ltda. since 1988. Mr. Mello has been a member of the fiscal council of Barclay’s Bank (1995-2002), an officer of Vocal Comércio Veículos Ltda. (1989-1998) and an officer of SPP – Nemo S.A. Coml. Exportadora (1986-1998). Mr. Mello holds a degree in law from the University of São Paulo.

Luiz Gonzaga Ramos Schubert. Mr. Schubert currently serves as an alternate member of our fiscal council. He is also a permanent member of the fiscal council of Financeira Alfa S.A. – Crédito, Financiamento e Investimentos and an alternate member of the fiscal council of Consórcio Alfa de Administração S.A. From 1999 to 2010, he held the position of permanent member of the fiscal council of Bank Alfa de Investimento S.A. Mr. Schubert is a partner at Barleta e Schubert Sociedade de Advogados, a firm specializing in private law, since 2009. From 1972 to March 2009, Mr. Schubert participated as an intern and then a member of the Law Offices of Augusto Lima S.C. Mr. Schubert holds a law degree from São Bernardo do Campo Law School.

Audit Committee

In 2011, the CVM approved an Instruction (No. 509/2011) governing the comitê de auditoria estatutário (statutory audit committee), an audit committee established under the bylaws of the issuer and subject to certain requirements under the CVM rules. Effective January 2018, the B3 listing rules for its Novo Mercado segment require that a company listed on the Novo Mercado (such as ours) create and implement an audit committee in accordance with the CVM rules. The Novo Mercado segment of B3 is a premium listing segment for Brazilian companies that meet the highest standards of corporate governance. For further information on the Novo Mercado listing segment, see Item 9. “The Offer and Listing–Markets–São Paulo Stock Exchange Corporate Governance Standards.”

On April 1, 2019, our shareholders approved an amendment to our bylaws requiring us to establish a statutory audit committee in accordance with CVM Instruction No. 509/2011. Our statutory audit committee is an advisory committee of our board of directors, and provides assistance in matters involving our accounting, internal controls, financial reporting and compliance. Our statutory audit committee also recommends the appointment of our independent auditors to our board of directors and evaluates the effectiveness of our internal financial and legal compliance controls. According to CVM Instruction No. 509/2011, our statutory audit committee must have at least three members, and not more than five members, which must be independent in accordance with the independence requirements of the CVM and at least one of whom must have recognized experience in corporate accounting. Additionally, CVM Instruction No. 509/2011 and the B3 Novo Mercado listing rules both require that at least one member of the audit committee be a board member, but they permit the appointment of other members who are not members of the board of directors provided such other members meet the independence requirements of the CVM. Our bylaws expressly require that our statutory audit committee consist of one or more persons who are members of our board of directors and one or more persons who are not members of our board of directors.

Our statutory audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the U.S. Securities and Exchange Commission, or SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. We believe that our statutory audit committee complies with these requirements, and we rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act. The following table sets forth the name, position, date of appointment and term expiration for each of the members of our audit committee:

Name	Position	Date of Election	Term Expiration
Ana Paula Pessoa	Chairperson	April 29, 2019	2021
Carlos Biedermann	Member	April 29, 2019	2021
Marcelo Moses de Oliveira Lyrio	Member	April 29, 2019	2021
Rodrigo Kede de Freitas Lima	Member	April 29, 2019	2021

The following is a summary of the business experience of the current members of our audit committee who are not members of our board of directors:

Carlos Biedermann. Mr. Biedermann currently serves as a member of our audit committee. Mr. Biedermann holds a B.A. in Business Administration and a B.A. in Public Administration from the Federal University of Rio Grande do Sul (UFRGS) and a graduate degree in Capital Markets from the Getúlio Vargas Foundation (FGV). Currently he is (i) a member of our audit committee; (ii) a member of the audit committee of the Algar Group, a Brazilian holding company whose core business is information technology and telecommunications, agribusiness, construction, services and tourism; (iii) coordinator of the audit committee of the Cornélio Brennand Group, which operates in the real estate development, energy, glass and cement industries; (iv) a member of the audit committee of Grupo Solar, a manufacturing branch of the Coca-Cola System in Brazil; (v) a member of the board of the American Chamber of Commerce (AmCham) of Rio Grande do Sul; of the Association of Marketing and Sales Executives of Brazil (ADVB), and of Agenda 2020; (vi) chairman of the deliberative board of Grêmio FBPA; (vii) a member of the Advisory Board of Lojas Lebes; (viii) a member of the Audit Committee of MoinhoMoinho Paulista S.A.; and (ix) a member of the board of directors of Maiojama. Previously, Mr. Biedermann was (a) a lead partner of PricewaterhouseCoopers (PwC) from 2002 to 2015; (b) chairman of the audit committee for five years and vice-president from 2013 to 2014 of the Brazilian Corporate Governance Institute (IBGC), a non-profit organization that works to promote best corporate governance practices; (c) a member of the board of directors for six years and director for two years of the Young Presidents Organization (YPO/WPO), a global network of executive officers; (d) the first independent member of the board of directors of Calçados Azaleia, a Brazilian footwear company; (e) a member of the administrative board for 15 years of Santa Casa de Misericórdia de Porto Alegre, a group of seven hospitals of various specialties located in Porto Alegre, Rio Grande do Sul; (f) a member of the audit committee of BB Seguridade, a Brazilian insurer of Banco do Brasil engaged in insurance products, private pension plans, capitalization and brokerage services; (g) a member of the board of directors of Valmont, a company operating in the agribusiness sector; and (h) chairman of the board of Porto Alegre Health Care, a non-profit group composed of public and private players focused on promoting the city of Porto Alegre and medical tourism.

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

As of March 25, 2020, the members of our audit committee, on an individual basis and as a group, directly owned less than 1.0% of our common shares.

B.                 Compensation

Aggregate compensation for the members of our board of directors and our executive officers is determined annually at our shareholders’ meeting, in accordance with our bylaws. Our board of directors is responsible for the distribution of such amount between its members and the members of our board of executive officers. Our shareholders’ meeting held on April 18, 2019 approved the global compensation for the members of our board of directors, fiscal council and board of executive officers for the fiscal year of 2019 in the amount of up to R$150 million.

For the years ended December 31, 2019, 2018 and 2017, the aggregate compensation of all of our directors, officers and members of our fiscal council was R$93.2 million, R$119.2 million and R$49.5 million, respectively, which includes bonuses in the aggregate amount of R$6.7 million, R$33.0 million and R$20.6 million, respectively. In addition, for 2019, 2018 and 2017 we paid an aggregate of R$0.516 million, R$0.415 million and R$0.350 million into our pension plan on behalf of our directors.

Information on elements of compensation for the year ended December 31, 2019 is detailed in the table below (the percentages reflect the percentage of total remuneration represented by the category):

Elements of Remuneration	Board of Directors	Board of Executive Officers (Statutory)	Fiscal Council
Fixed Remuneration	52.2%	29.0%	100.0%
Benefits	3.4%	2.0%	0.0%
Social Contribution	16.1%	7.0%	0.0%
Variable Remuneration	28.3%	2.0%	0.0%
Long Term Incentive Plan	0.0%	60.0%	0.0%
TOTAL	100%	100%	100%

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

The options were vested as follows: (i) the first tranche was vested within 24 months, and could have been reduced to 12 months; (ii) the second tranche was vested within 36 months, and could have been vesting reduced to 24 months; (iii) the third tranche was vested within 60 months, and could have been vesting reduced to 36 months; (iv) the fourth tranche was vested within 72 months, and could have been vesting reduced to 48 months; and (v) the fifth tranche is vested within 84 months, and could have been vesting reduced to 60 months. Once the options were vested, the beneficiary had 90 days to exercise the options. As the goals were reached, the fifth tranche was anticipated from 84 months to 60 months as provided in the related agreement.

On January 1, 2018, we established a restricted shares plan based on our performance. The plan associated the number of restricted shares granted to our performance in relation to the ROIC goal. The size of the restricted stock grant was defined in financial terms and is subsequently converted into shares based on the last 60 pre-announcements on December 31 of our shares at the B3. The target was reached, and the shares will be transferred after the applicable 36-month lock-up period.

On January 1, 2019, we established a new restricted shares plan based on our performance, which associated the number of restricted shares granted to our performance in relation to our EBITDA goal. The size of the restricted stock grant was defined in financial terms and is subsequently converted into shares based on the last 60 pre-announcements on December 31 of our shares at the B3. The target was not achieved.

At the end of the vesting period, the ROIC and the EBITDA is evaluated and the number of shares acquired is determined. However, the beneficiaries must comply with a lockup period of 36 months, during which they are able to negotiate the shares in the market. If beneficiaries leave Suzano before the end of the reference fiscal year for the measurement of ROIC, they will lose the right to the next grant of restricted shares.

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

Maximum, Minimum and Average Individual Remuneration of our Board of Directors, Board of Executive Officers and Fiscal Council

Year 2019	Number of Members	Number of Remunerated Members	Highest Remuneration (in reais)	Lowest Remuneration (in reais)	Average Remuneration (in reais)
Board of Directors	8.67	8.67	8,579,582.35	641,280.00	2,068,949.73
Board of Executive Officers	8	8	16,048,947.94	3,249,365.23	9,293,697.13
Fiscal Council	3	3	315,447.90	315,447.90	315,447.90

Note on Calculations:

•	The average annual remuneration of each body was calculated by dividing the total amount of annual compensation (fixed, variable and indirect benefits, except social contribution) for each body by the number of remunerated members in the respective body.
•	The lowest annual individual remuneration (fixed, variable and indirect benefits except social contribution) of each body excludes all members of the respective body who have held the position for less than 12 months.
•	The highest annual individual remuneration (fixed, variable and indirect benefits, except social contribution) of each body makes no exclusions, considering all remuneration received by the respective member for functions exercised in the last 12 months.

C.                Board Practices

Our board of directors meets at least four times per year and whenever necessary, according to our interest or when called by its chairman or by the majority of its members. Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their activities. Our board of executive officers meets periodically to review our production, commercial and financial operations. Our board of directors and our board of executive officers is governed by each of their respective internal rules, which have been approved by our board of directors in 2019 and 2018, respectively. These rules set forth the structure and functioning, as well as rights and obligations of the members of our board of directors and board of executive officers.

According to the Brazilian Corporation Law and our by-laws, the members of our board of directors are elected by the holders of our common shares at the general shareholders meeting. The members of our board of directors serve two-year terms. In April 2018, the sitting and alternate members of our board of directors were elected to serve a mandate until our next shareholders’ meeting to be held in 2020. In December 2019 the members of our board of executive officers, were elected to serve a one-year mandate starting on January 14, 2020.

D.                Employees

As of December 31, 2019, we employed a total of 14,534 employees, distributed as follows:

As of December 31, 2019
Management	1,602
Specialists/Engineers	911
Administrative	2,632
Operations	9,389
Total	13,871

As of December 31, 2019, we used 23,887 workers employed by third-party subcontractors and service providers, for many of our operations and for substantially all of the transportation of wood, pulp and other raw materials. Approximately 58% of the workers employed by third parties work in our forestry operations, 19% in our industrial operations and the remaining in other operational and administrative functions. In the years of 2019, 2018 and 2017, the number of accidents in our facilities were 195, 103 and 75, respectively. The increase is mainly due to the consolidation of Fibria.

Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by us with the local unions to which our employees belong.

E.                 Share Ownership

As of March 25, 2020 the members of our board of directors and our executive officers, other than members of the Feffer family, as a group, directly owned less than 1.0% of our common shares. See Item 7. “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                Major Shareholders

As of March 25, 2020, our capital stock fully subscribed and paid in was R$9,235.5 million divided into 1,361,263,584 common shares.

The table below presents certain information as of March 25, 2020, regarding (i) any person known to us as the owner of 5% or more of our outstanding common stock, (ii) total amount of the common stock owned by the members of our board of directors, executive officers and fiscal council; and (iii) total amount of the common stock owned by our related parties.

Shareholder	Number of Common Shares	Total Capital (%)
Suzano Holding S.A (1)	367,612,329	27.0%
David Feffer	53,443,764	3.9%
Daniel Feffer	48,077,095	3.5%
Jorge Feffer	46,432,360	3.4%
Ruben Feffer	46,856,578	3.4%
Alden Fundo de Investimento em Ações	26,154,741	1.9%
Other Related Parties (2)	30,377,924	2.2%
Board of Directors, Executive Officers and Fiscal Council	5,345,548	0.4%
Public Float:	724,921,241	53.3%
BNDESPAR	150,217,425	11.0%
Votorantim S.A.	75,180,059	5.5%
Other shareholders	499,523,757	36.7%
Treasury Shares	12,042,004	0.9%
Total	1,361,263,584	100.0%

(1)	The controlling shareholders of Suzano Holding S.A. are David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.
(2)	Includes other relatives of the Feffer family.

In addition, as of March 25, 2020, 2.1% of our common shares were held in the form of ADSs.

Our major shareholders do not have different voting rights from other shareholders.

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

BNDESPAR Shareholders Agreement

The BNDESPAR shareholders agreement was entered into by and among each of Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer, on one side, BNDESPAR, on the other side, and Suzano, as intervening party, on March 15, 2018, to establish certain rights and obligations of the parties. It came into effect upon the completion of the Merger and its expiration term may vary in accordance with the different conditions set forth along the agreement in connection with certain obligations provided therein.

Pursuant to the shareholders’ agreement, our bylaws have been amended in order to increase the maximum number of seats on our board of directors from nine to ten members. Additionally, BNDESPAR is entitled to express its opinion on any proposal for the distribution of dividends or investments that may be made in situations in which our debt goal is exceeded.

B.                 Related-Party Transactions

According to our corporate policy, we only enter into related party transactions on an arms-length basis, reflecting standard market terms that we would have achieved with a third party. We consider related parties those that are under common control with us, or those over which we exercise significant influence.

Transactions with Suzano Holding S.A.

The transactions with our controlling shareholder, Suzano Holding S,A, in the year ended December 31, 2019, totaled R$5.9 million, mainly related to administrative expenses sharing and, to a lesser extent, to guarantees provided by Suzano Holding S.A.

Other transactions

We are currently engaged in commercial pulp transactions with Ibema Companhia Brasileira de Papel. Ibema Companhia Brasileira de Papel (“Ibema”) is a joint venture between us and Ibema Participações S.A. (“Ibemapar”) concluded in January 2016. Currently, we hold 49.9% of Ibema’s share capital and Ibemapar holds the remaining 50.1%. In the year ended December 31, 2019, 2018 and 2017, our net revenues from these transactions was R$111.3 million, R$107.3 million and R$83.7 million, respectively.

We also enter into expense sharing with certain other parties controlled by some of our controlling shareholders in the ordinary course of business.

C.                Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements.”

Legal Proceedings

We are currently party to numerous legal proceedings in Brazil relating to civil, administrative, tax, labor, environmental and corporate issues arising in the normal course of our business. Our audited consolidated financial statements only include provisions for probable and reasonably estimable losses and expenses we may incur in connection with pending proceedings. The roll forward of provisions according to the nature of each lawsuit is set forth below:

	December 31, 2019			December 31, 2018
	Judicial deposits	Provision	Provision, net	Provision, net
	(in thousand of R$)
Tax	(124,133)	3,176,503	3,052,370	296,869
Labor	(50,464)	227,139	176,675	50,869
Civil	273	283,159	283,432	3,532
	(174,324)	3,686,801	3,512,477	351,270

Although the amounts of any liability that could arise against us with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely to us, would not, individually or in the aggregate, have a material adverse effect on our financial condition. The amount of the legal cases assessed as reasonably possible, as of December 31, 2019, is R$7,511.4 million for tax proceedings, R$280.0 million for labor proceedings and R$2,995.6 million for civil proceedings.

Tax Proceedings

As of December 31, 2019, we were involved as the defendant in approximately 43 administrative and judicial proceedings of tax and welfare nature, which likelihood of loss is probable, involving a plurality of taxes, such as corporate income tax (“IRPJ”), social contribution on net income (“CSLL”), retained income tax (“IRRF”), social integration program (“PIS”), social contribution on revenue (“COFINS”), tax on industrialized products (“IPI”), social contribution, tax on rural real estate (“ITR”), value added tax on goods and services (“ICMS”), tax on services (“ISS”) and real estate tax (“IPTU”).

As of December 31, 2019, we had provisions, net of judicial deposits, of R$3,052.4 million related to tax claims for which our legal counsel considers that the likelihood of loss is probable. In addition, the total amount related to proceedings in which we are defendants, and for which our legal counsel considers the likelihood of loss possible, is R$7,511.4 million. As of December 31, 2019, we had no provision accrued for claims which likelihood of loss is possible.

The remaining tax and welfare proceedings refer to other taxes, such as social contribution, IRPJ, CSLL, ITR, ICMS, ISS, IRRF, PIS and COFINS, mainly due to divergences on the interpretation of applicable tax rules and ancillary tax obligations.

We list below our liabilities (i) individually classified as possible losses deemed relevant by us or (ii) which updated value involves, individually, an amount higher than R$100,000:

(i)	Tax Assessment – IRPJ/CSLL – exchange of industrial and forestry assets: In December 2012, a tax assessment was issued by the Brazilian Federal Revenue (“RFB”) against us, with respect to IRPJ and CSLL under the allegation that there was no taxed capital gain in February 2007, when we finalized an exchange of industrial and forestry assets with International Paper.

In January 2016, the Tax Federal Administrative Court (“CARF”) rejected the appeal filed by us. The appeal was rejected as per the casting vote of CARF’s President. After notification of the decision, in May 2016, since no new appeal at the administrative level is permitted, we filed a complaint with the judicial courts and are currently awaiting the defendant´s response (Brazilian federal government). We presented judicial guarantee, which was accepted. We continued not provisioning this matter, given that, based on the opinion of our internal and external legal counsel, the likelihood of loss is possible. The amount as of December 31, 2019 was R$2,251.5 million.

(ii)	Tax Assessment – IRPJ/CSLL – disallowance of depreciation, amortization and depletion expenses – 2010: In December 2015, a tax assessment was issued by the RFB against us, with respect to IRPJ and CSLL. The main argument of the assessment is the non-deductibility of depreciation, amortization and depletion expenses, during the fiscal year of 2010. We filed an administrative appeal, which was judged partially valid. We filed an appeal against this decision in November 2017. On October 16, the trial was converted into diligence. Currently, we await the conclusion of the diligence determined by the CARF. The amount as of December 31, 2019 was R$695.7 million.

(iii)	IRPJ/CSLL – partial approval –1997: We requested the compensation of income tax credits with respect to the fiscal year of 1997 regarding debt we allegedely incurred with the RFB. In March 2009, the authorities approved only R$83.0 million, which generated a debt of R$51.0 million. We await the conclusion of the analysis of the credits on the administrative level after a favorable decision from the CARF in August 2019, which granted the appeal filed by us. For the remainder of the credits, we filed a complaint to discuss the right to request the debt, which was was denied and originated an appeal by us that is still awaiting judgement. The amount as of December 31, 2019 was R$254.1 million.

(iv)	Tax Incentive — Agency for the Development of the Northeastern Brazil (ADENE): In April 2002, we requested and were granted by the RFB the right to benefit from reductions in IRPJ and non-refundable surcharges calculated on operating profits for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), all from the Aracruz unit.

In 2004, we were served an official notice by the liquidator of the former SUDENE, who reported that the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the RFB served us an assessment notice requiring the payment of the amounts of the tax incentive used. After the administrative proceeding was concluded, the tax assessment was deemed partially approved, cancelling part of the assessment relating to the period ended in 2003.

Our management, which has been advised by our legal counsels, believes that the decision to cancel the tax incentive is erroneous and should not prevail, whether with respect to benefits granted and already used, or with respect of future periods.

Currently, our tax exposure is under discussion at the judicial courts, and the appeal presented by us is still pending final judgment. The amount as of December 31, 2019 was R$125.2 million.

(v)	PIS/COFINS – Goods and Services – 2009 to 2011: In December 2013, a tax assessment was issued by the RFB against us, regarding the disallowance of PIS and COFINS credits. The main argument was that the goods and services were not related to our main activities and operations. The first appeal filed by us was denied. The second appeal filed by us was partially approved in April 2016. The RFB filed an appeal against that decision, to which we motioned for clarification, which is still pending judgement. The amount as of December 31, 2019 was R$162.8 million.

(vi)	Compensation Request – IRRF – 2000: We requested the compensation of IRRF credits originated in the fourth quarter of 2000 regarding multiple debts with the secretary of the RFB. In April 2008, the RFB partially granted our request. We filed an appeal against this decision to the CARF, which is still pending judgement. The amount as of December 31, 2019 was R$108.3 million.

Labor Proceedings

As of December 31, 2019, we were involved in 1,236 labor proceedings assessed as reasonably probable, representing a contingency provision, net of judicial deposit, of R$176.7 million duly provisioned in our audited consolidated financial statements. In addition, we are involved in 1,797 labor proceedings assessed as reasonably possible, with a total amount under dispute totaling R$279.9 million. We are also party to several disputes involving unions located in the states of Bahia, Espírito Santo, São Paulo and Mato Grosso do Sul.

The labor claims involving us involve the usual matters under dispute in other agroindustrial companies, such as overtime and termination payments, additional compensation for allegedly unsafe/unhealthy labor conditions, in addition to lawsuits filed by outsourced and third-party employees claiming that we are secondarily or jointly liable for compensation owed to them by their original employers.

Civil and Environmental Proceedings

As of December 31, 2019, we were involved in 23 judicial civil and environmental proceedings assessed as reasonably probable, representing a contingency provision, net of judicial deposits, of R$283.4 million duly provisioned in our audited consolidated financial statements. In addition, we have 1,059 civil and environmental proceedings assessed as reasonably possible, amount under dispute totaling R$2,995.6 million.

The civil judicial proceedings refer mainly to indemnification claims, real estate possession challenges, claims for the revision of contractual provisions, bankruptcy, reimbursement of funds claimed from landowners and land lawsuits. The environmental judicial proceedings involving us mainly relate to licensing issues and environmental impacts of our activities. We are also a party in several administrative civil proceedings (inquéritos civis) discussing our obligations to restore native forest in the state of São Paulo. Material claims are outlined below.

Environmental Matters

We currently have three relevant public civil claims (ação civil pública) filed by the Federal Public Prosecution Office in the northeast region of Brazil, which challenge the jurisdiction of the state’s environmental agency to grant environmental licenses. The Federal Public Prosecution Office alleges that the environmental licensing proceedings related to the forest formation and installation of our industrial plant in the state of Maranhão should be carried out by the Brazilian Federal Environmental Agency – IBAMA. The risks involved in such proceedings include delays in our plantation schedule and the suspension of the activities carried out in our Maranhão unit until a new permit is issued. Although an injunction was granted for one of these claims suspending the forest formation in a certain region of the state of Maranhão, we believe there are good grounds underlying our defense, since the IBAMA does not acknowledge having jurisdiction to conduct the related licensing proceedings, and there is no clear legal ground to sustain such jurisdiction. The superior court is still to rule on an appeal against the injunction granted against us, and the other claims are still pending judgement by the trial judge.

In addition, we are involved in a dispute related to possible environmental damages in Cubatão (a city in the state of São Paulo), allegedly caused by Cia Santista de Papel, a company that was acquired by Ripasa S.A. Celulose e Papel, which in turn was acquired by us in 2008. This lawsuit is ongoing for over thirty years and involves more than twenty other companies. Claimants in this lawsuit seek reparation for the environmental damage allegedly caused to Serra do Mar’s State Park (an area under environmental protection) by several companies that maintained activities in the industrial district of Cubatão until the 1990s.

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

This ruling was contested by the companies in an appeal, and a decision by the State Supreme Court is still pending.Civil Matters

Regarding civil matters, we are involved in two public civil claims (ação civil pública) filed by the Federal Public Prosecution Office requesting (i) a preliminary injunction to prohibit our trucks from transporting wood in federal highways above legal weight restrictions, (ii) an increase in the amount of fines for cases of overweight, and (iii) compensation for damages to property allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of these claims was ruled against us. We presented an appeal to the Court of Appeals, requesting an interim relief to stay the effects of such ruling until a final decision is reached. We are currently waiting for the ruling on the interim relief by the 1st Regional Federal Court Appeals.

We were served in March 2014 in a public civil claim (ação civil pública) filed by the Federal Prosecutor’s Office regarding real property acquired by us in the northern part of the state of Espírito Santo. The Federal Prosecutor requested the nullity of the deeds, compensation for moral damages and suspension of financing for our operations in the municipalities of São Mateus and Conceição da Barra, both located in the state of Espírito Santo. A preliminary injunction was granted, which blocked around 6,000 hectares of our land in such municipalities and suspended any financing for us by BNDES for either production or planting of eucalyptus pulp on the properties relating to the public civil claim.

In September 2015, we were served a notice of another public civil claim (ação civil pública) filed by the same Federal Prosecutor’s Office, requesting the nullity of the deeds of some other proprieties acquired in the northern part of the state of Espírito Santo. A preliminary injunction was granted blocking around 5,601 hectares of our land in the same municipalities of São Mateus and Conceição da Barra. We filed our judicial defense and an appeal against such injunction, which is still pending decision.

Both cases are pending ruling by the Federal District Court of São Mateus and remain in pre-trial phase. We believe that there are good grounds for our defense since the acquisition of land discussed in both Public Civil Claims was made in accordance with applicable laws and practices applicable at the time of purchase.

Administrative and Other Proceedings

There have been news reports in the Brazilian press alleging that certain contracts of Argeplan Arquitetura e Engenharia, a Brazilian engineering company unrelated to us, were under investigation, including a wood supply contract entered into with Fibria in September 2005. Following such news reports, we performed a review and concluded that there were no irregularities in connection with the signing of this contract, and that the contract (which is one of many third-party wood supply contracts that we enter into) is on market terms and is in line with industry practices in the pulp sector. Furthermore, official reports prepared by the competent authorities do not indicate any irregularities relating to such contract or the relationship between Suzano and Argeplan Arquitetura e Engenharia. This contract expired in August 2019.

Land Disputes

In April and October 2006, and in December 2009, the Brazilian Institute for Land Reform – INCRA, published a public notice informing that certain reports issued by commissions created by INCRA concluded that approximately 34,430 hectares of land located in the state of Espírito Santo should belong to certain quilombola communities (comunidades quilombolas de Linharinho, São Jorge e São Domingos). From that total area, approximately 25,330 hectares corresponded to property owned by us. The issues raised by INCRA reports are still underway, and there is no final decision by the INCRA. We are confident that the acquisition of this area by us complied with the applicable legislation and was duly registered with the appropriate governmental offices.

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

In accordance with article 26 of our bylaws, the minimum mandatory dividend corresponds to the lower of: (i) 25% of the adjusted annual net profits, and (ii) 10% of the Operating Cash Flow Generation in the relevant fiscal year. The Operating Cash Flow Generation (“GCO”) is calculated using the following formula: GCO = Adjusted EBITDA – Maintenance Capex, where “GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency, “EBITDA” means our net profit of the fiscal year expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion. “Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

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

Payment of dividends

In accordance with the Brazilian Corporation Law and our bylaws, our shareholders approved the distribution of no dividends for the fiscal year of 2019, R$600.0 million and R$210.2 million in dividends for the fiscal years of 2018 and 2017, respectively (equivalent to US$148.9 million and US$52.1 million, respectively, based on an exchange rate of R$4.0307 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2019 as reported by the Central Bank of Brazil). We paid R$ 606.6 million, R$210.2 million and R$570.6 million in dividends in 2019, 2018 and 2017, respectively.

B.                 Significant Changes

Significant changes or events have occurred after the close of the balance sheet at December 31, 2019. For further information on such events, please see note 32 to our audited consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A.                Offer and Listing Details

Our ADSs are listed on the New York Stock Exchange under the trading symbol “SUZ.” Our common shares trade on the São Paulo Stock Exchange under the symbol “SUZB3.” On December 31, 2019, we had approximately 65,000 shareholders of record at the B3.

B.                 Plan of Distribution

Not applicable.

C.                Markets

Trading on the São Paulo Stock Exchange

Settlement of transactions conducted on the B3 becomes effective two business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the B3 is Companhia Brasileira de Liquidação e Custódia, or CBLC.

In order to better control volatility, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

The B3 is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2019, the aggregate market capitalization of the 68 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately US$1,128 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See Item 10. “Additional Information — Taxation” and Item 10. “Additional Information — Exchange Controls.”

B3 Corporate Governance Standards

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

B.                 Memorandum and Articles of Association

Our bylaws, approved by our shareholders at our general meeting held on August 23, 2019, are filed as Exhibit 1.1 to this annual report. The information otherwise contemplated by this Item has previously been reported in our registration statement on Form F-4 filed with the Commission on August 6, 2018 (Reg. No. 333-226596). This description does not purport to be complete and is qualified in its entirety by reference to our Bylaws, the Brazilian corporation law and the rules and regulations of the CVM and the Novo Mercado.

C.                Material Contracts

Financing Agreements

For a description of the main agreements comprising our short and long-term indebtedness as of December 31, 2019, see Item 5. “Operating and Financial Review and Prospects—Sources and Uses of Funds—Indebtedness and Debt.”

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

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except (i) (i) in case of sale on a stock exchange or by public subscription, (ii) pursuant to an exchange for shares in a public offer for the acquisition of control, in accordance with the Brazilian Corporate Law, (iii) for subscription of shares in accordance with the special law for tax incentives, (iv) conversion of debentures and other securities into shares, since, in these cases, the preemptive right must be exercised when the security is issued, (v) in the event of the grant and exercise of any stock option to acquire or subscribe for shares of our capital stock; and (vi) in the context of a capital increase derived from merger, merger of shares and/or spin-off implemented according to Brazilian Corporation Law. A minimum period of 30 days following the publication of notice of the issuance of shares or convertible securities is allowed for exercise of the right, and the right is negotiable. However, according to our bylaws, our board of Directors can eliminate this preemptive right or reduce the 30-day period in case we issue debentures that are convertible into shares, warrants (bônus de subscrição) or shares within the limits authorized by the bylaws and the Brazilian Corporate Law: (i) through a stock exchange or through a public offering or (ii) through an exchange of shares in a public offering to acquire control of another publicly-held company.

You may not be able to exercise the preemptive rights relating to the common shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and our ADS depositary determines to make the rights available to you. See Item 3. “Key Information — Risk Factors —Holders of ADSs may be unable to exercise the preemptive rights relating to our shares underlying the ADSs.”

Right of Withdrawal

The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest. Withdrawal rights may be exercised by dissenting or non-voting shareholders, if a vote of at least 50% of voting shares authorizes us:

•	to establish new shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws;

•	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•	to reduce the mandatory distribution of dividends;

•	to merge with another company (including if we are merged into one of our controlling companies) or to consolidate, except as described in the fourth paragraph following this list;

•	to approve our participation in a centralized group of companies, as defined under the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;

•	to change our corporate purpose;

•	to terminate a state of liquidation of the corporation;

•	to dissolve the corporation;

•	to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;

•	to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or

•	to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spinoff company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.

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

E.                 Taxation

Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian income tax consequences of the purchase, ownership and disposition of shares or ADSs by a holder which is non-resident or not domiciled in Brazil for Brazilian tax purposes (“Non-Brazilian Holder”). It does not purport to be a comprehensive description of all Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder.

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

U.S. Federal Income Tax Considerations

This summary describes certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares or ADSs by a U.S. holder (as defined below). This summary is based on the Internal Revenue Code of 1986 (the “Code”), as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreements governing our shares and ADSs, and all other related agreements, will be performed in accordance with their terms.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of our shares or ADSs. In particular, this summary is directed only to U.S. holders that hold our shares or ADSs as capital assets and does not address tax consequences to U.S. holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, regulated investment entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our shares, by vote or value, persons holding our shares or ADSs as part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, or U.S. expatriates. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders, or alternative minimum tax consequences of acquiring, holding or disposing of our shares or ADSs.

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares or ADSs that is paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of our shares, or the date the depositary receives the dividends, in the case of our ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

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

Our ADSs are listed on the NYSE, effective as of December 10, 2018, and our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described in more detail under “—Passive Foreign Investment Company Status,” below, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 and 2019 taxable years and will not be a PFIC in our current taxable year. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because our shares are not themselves listed on a U.S. exchange, dividends received with respect to our shares that are not represented by ADSs may not be treated as qualified dividends. U.S. holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of our shares.

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

Taxation of Dispositions of our Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Status,” if a U.S. holder realizes gain or loss on the sale, exchange or other taxable disposition of our shares or ADSs, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the shares or ADSs have been held for more than one year. Long-term capital gain realized by a U.S. holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

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

If a U.S. holder sells or otherwise disposes of our shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares or ADSs are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. holder generally will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the shares or ADSs. Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

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

We believe, and the following discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2019 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year. However, the determination of whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we were a PFIC for any taxable year in which you hold our shares or ADSs, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our shares or ADSs regardless of whether we continued to be a PFIC in any subsequent year, unless you elect to mark your shares or ADSs to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates, correction indexes and prices of commodities that may affect the financial results of Suzano. In order to manage the impacts in the results in adverse scenarios, we have provided procedures for the monitoring of political exposure for the implementation of risk management.

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

The net exposure of assets and liabilities in foreign currency, which is substantially in U.S dollars, is set forth below:

	December 31,
	2019	2018	2017
	(in millions of R$)
Assets
Cash and cash equivalents	2,527.8	1,144.0	585.5
Trade accounts receivable	2,027.0	1,661.1	1,544.6
Derivative financial instruments	9,440.1	493.7	133.9
	13,994.9	3,298.8	2,264.0
Liabilities
Trade accounts payables	(1,085.2)	(72.7)	(45.5)
Loans and financing	(45,460.1)	(26,384.7)	(8,616.8)
Liabilities for asset acquisitions and subsidiaries	(288.2)	(333.0)	(332.2)
Derivative financial instruments	(11,315.9)	(1,464.6)	(126.8)
	(58,149.4)	(28,255.0)	(9,121.3)
Liability exposure	(44,154.5)	(24,956.2)	(6,857.3)

Sensitivity Analysis – Foreign Exchange Exposure

For purposes of risk analysis, we use scenarios to evaluate the sensitivity that the variations in active and passive positions, indexed in foreign currency, may suffer. We take as a base case the values recognized in accounting on December 31, 2019 and December 31, 2018 and, from there onwards, appreciations and depreciations are simulated, between 25% and 50%, of the real compared to other foreign currencies. The following table shows the probable values and the variations based on them.

	December 31, 2019
	As of	Effect on income and equity
	Probable	Possible Increase (∆25%)	Remote Increase (∆50%)
	(in millions of R$)
Cash and cash equivalents	2,527.8	632.0	1,263.9
Trade accounts receivable	2,027.0	506.8	1,013.5
Trade accounts payables	(1,085.2)	(271.3)	(542.6)
Loans and financing	(45,460.1)	(11,365.0)	(22,730.1)
Liabilities for assets acquisitions and subsidiaries	(288.2)	(72.1)	(144.1)
Derivatives Options	(2,198.8)	(4,087.5)	(8,175.0)
Derivatives Swap	67.0	(2,710.5)	(6,048.3)
	(44,410.5)	(17,367.6)	(35,362.7)

	December 31, 2018
	As of	Effect on income and equity
	Probable	Possible Increase (∆25%)	Remote Increase (∆50%)
	(in millions of R$)
Cash and cash equivalents	1,144.0	286.0	572.0
Trade accounts receivable	1,661.1	415.3	830.6
Trade accounts payables	(72.7)	(18.2)	(36.3)
Loans and financing	(26,384.7)	(6,596.2)	(13,192.4)
Liabilities for assets acquisitions and subsidiaries	(333.0)	(83.3)	(166.5)
Derivatives Non Deliverable Forward (“NDF”)	17.0	(137.7)	(275.2)
Derivatives Swap	(853.1)	(2,458.6)	(4,915.3)
Derivatives Options	(134.8)	(2,352.8)	(5,111.2)
	(24,956.2)	(10,945.5)	(22,294.3)

Commodity Price Risk

We are exposed to commodity prices reflected primarily in the sale price of pulp in the international market. Increases and decreases in production capacities in the global market, as well as the macroeconomic conditions may impact our operational results.

It is not possible to guarantee that prices will remain at levels that are beneficial to our results. We may use financial instruments to mitigate the sales price of part of the production, but in certain cases the employment of price protection for pulp may not be available.

We are also exposed to international oil prices, reflected in the logistical costs of transportation and commercialization.

On December 31, 2019 there is long position in bunker oil R$0.4 million to hedge its logistics costs.

		December 31, 2019
	As of	Effect on income
	Probable	Possible Increase (∆25%)	Remote Increase (∆50%)
	(in millions of R$)
Oil Derivatives	(0.1)	0.5	0.9
	(0.1)	0.5	0.9

Sensitivity Analysis – Exposure to Commodity Prices

We did not have open assets indexed to commodities in 2019.

Derivatives by Contract Type

As of December 31, 2019, 2018 and 2017, the open positions of derivatives negotiated in the over-the-counter market, grouped by class of asset and reference index, are represented below.

	Notional value in US$ millions			Fair value in millions of R$
	2019	2018	2017	2019	2018	2017
Instruments contracted with protection strategy Operational hedge
Zero-cost collar (R$ vs. US$)	3,425.0	3,040.0	1,485.0	67.1	(134.8)	25.8
NDF (R$ x US$)	—	150.0	—	—	17.0	—
Fixed Swap (US$) vs. CDI	—	—	50.0	—	—	5.4
Fixed Swap CDI vs. (US$)	—	—	50.0	—	—	(2.5)
Subtotal				67.1	(117.8)	28.7

Commodity hedge
Swap Bunker (oil)	0.4	5.3	—	(0.1)	(1.1)	—
Swap US-CPI standing wood (U.S.$)	679.5	—	—	268.5	—	—
Subtotal				268.4	(1.1)	—

Debt hedge Interest rate hedge
Swap LIBOR vs. Fixed (US$)	2,750.0	2,757.1	19.8	(444.9)	(170.7)	(1.1)
Swap IPCA vs. CDI	843.8	—	—	233.3	—	—
Swap IPCA vs. Fixed (US$)	121.0	—	—	30.5	—	—
Swap CDI vs. Fixed (US$)	3,115.6	2,402.1	291.7	(1,940.4)	(853.1)	(21.6)
Swap Fixed (R$) vs. Fixed (US$)	350.0	—	—	(33.0)	—	—
Subtotal				(2,154.5)	(1,023.8)	(22.7)
Total in derivatives				(1,818.9)	(1,142.8)	6.0
Current assets				260.3	352.5	77.1
Non-current assets				838.7	141.5	56.8
Current liabilities				(893.4)	(596.5)	(23.8)
Non-current liabilities				(2,024.5)	(1,040.2)	(104.1)
				(1,818.9)	(1,142.8)	6.0

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See discussion at Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Covenants.”

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures: Our management, with the participation of our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rule 13a-15(e)) as of the end of the period covered in this annual report, has concluded that, as of that date, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and was accumulated for and communicated to our management, including our chief executive officer and chief financial officer, to allow for timely decisions regarding the required disclosure.

Management’s Report on Internal Control over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and for its assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurances regarding the reliability of financial reporting and preparation of our consolidated financial statements for external purposes, in accordance with and in compliance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our audited consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. The assessment was based on criteria established in the framework Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

Audit of the Effectiveness of Internal Control over Financial Reporting: Our independent registered public accounting firm, PwC – PriceWaterhouseCoopers Auditores Independentes, has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2019, which is included herein.

Changes in Internal Control over Financial Reporting: There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Carlos Biedermann, a member of our audit committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of conduct (“Code of Conduct”) that applies to all of our board members, suppliers and employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer. No waiver, either express or implied, of provisions of our Code of Conduct was granted to our chief executive officer, chief financial officer or chief accounting officer in 2019. A copy of our Code of Conduct has been filed as Exhibit 11.1 to this annual report.

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

In order to keep the highest governance standards, every two years we review our Code of Conduct to assure that the document is up-to-date and follows best practices and regulations. In 2019, we approved the last revision of our Code of Conduct. All of our employees confirmed their commitment with our Code of Conduct and to undertake to comply with its principles and guidelines while performing their professional activities by performing mandatory training

Additionally, we have conducted awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments – our Code of Conduct and the Ombudsman. Video-learning format regarding the anti-corruption policy and our Code of Conduct have been given to all employees in 2019, in order to reinforce the main guidelines and practices established by our Code of Conduct. This training program was mandatory for all of our employees and at the end of the training each employee signs the training electronically.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers during the fiscal years ended December 31, 2019 and 2018.

Year Ended December 31	2019 (In thousands of reais)	2018 (In thousands of reais)
Audit Fees	21,281.0	14,683.8
Tax Fees	74.7	1,156.0
Audit Related Fees	—	2,040.0
All Other Fees	—	—
Total	21,355.7	17,879.8

Audit Fees

Audit fees in 2019 and 2018 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, the reviews of our quarterly financial statements, and the audit of the statutory financial statements of our subsidiaries. Audit fees also include fees for services that can only be reasonably provided by our independent auditors, such as the issuance of comfort and consent letters and the review of periodic documents filed with the SEC.

Audit Related Fees

Audit-related fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with consulting related to IFRS 16 – Leases, IFRS 9 -- Financial Instruments and Sarbanes-Oxley (“SOX”) diagnosis.

Tax Fees

Tax fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the consulting services for recovery of tax credits abroad and others.

Pre-Approval Policies and Procedures

Neither our board of directors nor our audit committee has established pre-approval policies and procedures for the engagement of our registered public accounting firm for services. Our board of directors expressly approves on a case-by-case basis any engagement of our registered public accounting firm for audit and non-audit services provided to us or our subsidiaries. Any services provided by Pricewaterhousecoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our board of directors in advance of any engagement. It is within the scope of our audit committee to provide recommendations to our board of directors regarding any such engagement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. Pursuant to Exchange Act Rule 10A-3(c)(3), a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. We believe that our statutory audit committee complies with these requirements, and we rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act. See Item 6.A. “Directors and Senior Management—Audit Committee” for a description of our statutory audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended December 31, 2019, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Exchange Act, nor we have purchased any of our equity securities.

ITEMl 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

Compensation Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non CEO compensation, incentive compensation and equity based plans. We are not required under applicable Brazilian law to have a compensation committee, although we have established an advisory committee, comprised of board members and independent members, to advise on certain of these matters. Under the Brazilian Corporation Law, the total amount available for compensation of our directors and executive officers and for profit sharing payments to our executive officers must be established by our shareholders at the annual general meeting. Our board of directors, based on recommendations and analysis of the compensation committee, is responsible for determining the compensation and profit-sharing of our executive officers, as well as the compensation of our board and committee members, which is established according to market standards and internal rules of compensation

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, a company’s audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill the requirements of the NYSE and Rule 10A-3. Under the B3 listing rules for its Novo Mercado segment, we are required to have a “statutory audit committee” that complies with the CVM rules. The statutory audit committee is an advisory committee of the board of directors, and provides assistance in matters involving accounting, internal controls, financial reporting and compliance. The statutory audit committee also recommends the appointment of our independent auditors to our board of directors and evaluates the effectiveness of internal financial and legal compliance controls. The statutory audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. See Item 6.A, “Directors and Senior Management—Audit Committee” for a description of our statutory audit committee.

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

The internal audit considers a risk-based approach and the views of our management and members of our audit committee. The audit results are reported to our chief executive officer and our statutory audit committee.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-103, incorporated herein by reference.

ITEM 19. EXHIBITS

No.	Description

1.1	Amended Bylaws of Suzano, dated as of August 23, 2019.
2.1	Description of Securities.
3.1	English translation of the BNDESPAR Shareholders Agreement dated as of March 15, 2018, by and among the Suzano Controlling Shareholders, BNDESPAR and Suzano (incorporated by reference to Exhibit 10.1 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).
3.2	English translation of the Suzano Shareholders’ Agreement dated as of September 28, 2017, by and among the Suzano Controlling Shareholders (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).
3.3	English translation of the Suzano Share Transfer Agreement dated as of September 28, 2017, by and among certain of the controlling shareholders of Suzano (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).
8.1	List of Subsidiaries.
11.1	Code of Ethics.
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent Letter of PwC.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

The amount of our long-term debt securities or our subsidiaries authorized under any individual outstanding agreement does not exceed 10% of our total assets on a consolidated basis. We hereby agree to furnish the SEC, upon its request, a copy of any instruments defining the rights of holders of our long-term debt or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, on March 31, 2020.

Suzano S.A.

By:	/s/ Walter Schalka
Name:	Walter Schalka
Title:	Chief Executive Officer

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Suzano S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suzano S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income (loss), of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 19 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of customer portfolio and contingent liabilities recorded in connection with Fibria Celulose S.A. acquisition

As described in Notes 3.2.7, 1.2.1 and 16.2 to the consolidated financial statements, the Company concluded the acquisition of Fibria Celulose S.A. ("Fibria") for the net consideration of R$ 37,235,854 thousand and as of the acquisition date, recognized separately from goodwill, the identifiable assets acquired and the liabilities assumed of which R$ 9,030,779 thousand and R$ 2,970,546 thousand are relating to customer portfolio asset and contingent liabilities, respectively. Management applied significant judgment in determining the fair value of this asset acquired and those liabilities assumed, which involved the use of significant estimates and assumptions with respect to the customer churn rate and the discounted cash flows for the customer portfolio asset and with respect to the probability of loss of the possible and remote lawsuits for the fair value calculation of contingent liabilities assumed.

The principal considerations for our determination that performing procedures relating to the valuation of customer portfolio and contingent liabilities recorded in connection with Fibria Celulose S.A. acquisition is a critical audit matter are (i) there was a high degree of auditor subjectivity in applying our procedures relating to the fair value measurement of the customer portfolio and contingent liabilities due to the significant amount of judgment required by management when developing these estimates; (ii) significant audit effort was required in assessing the significant estimates and assumptions relating to customer portfolio, such as the customer churn rate and the estimated discounted cash flows and relating to contingent liabilities, such as the probability of loss of the possible and remote lawsuits for the fair value calculation of contingent liabilities assumed and (iii) professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained over these assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness of data and the models used to measure the fair value of the customer portfolio and the contingent liabilities. These procedures also included, among others; (i) reading the purchase agreements; (ii) testing management’s process for estimating the fair value of customer portfolio and contingent liabilities and (iii) assessing the objectivity and competence of external experts engaged by management to prepare the valuation reports. Testing management process included evaluating the appropriateness of the valuation methods and the reasonableness of the assumptions including the customer churn rate and estimated discounted cash flows used to measure the fair value relating to the customer portfolio and the estimate and assumptions with respect to the probability of loss of the possible and remote lawsuits for the fair value calculation of contingent liabilities assumed. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of significant assumptions, including the customer churn rate, management’s estimated discounted cash flows and the estimate and assumptions with respect to the probability of loss of the possible and remote lawsuits for the fair value calculation of contingent liabilities assumed.

Goodwill impairment test – Pulp Cash-Generating Unit

As described in Notes 3.2.16 and 16.1 to the consolidated financial statements, the goodwill associated with the Pulp Cash-Generating unit ("CGU") was R$ 7,897,051 thousand as of December 31, 2019, arising from Fibria acquisition. This is the first assessment regarding this specific goodwill amount. Potential impairment is identified by comparing the value in use of the CGU to its carrying value, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management’s cash flow projections for Pulp CGU included significant judgments and assumptions relating to net average pulp prices and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment test of Pulp CGU is a critical audit matter are there was the significant judgment by management when developing the value in use measurement for the CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including net average pulp prices and the discount rate. In addition, professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained regarding the discount rate and the estimated discounted cash flow model.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the valuation of the Company’s Pulp CGU. These procedures also included, among others, testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the discount rate and net average pulp prices. Evaluating management’s assumptions relating to net average pulp prices involved evaluating whether the assumptions used by management were reasonable considering; (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data and, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate.

Valuation of biological assets

As described in Notes 3.1.6 and 13 to the consolidated financial statements, the Company’s consolidated biological assets balance was R$ 10,571,499 thousand at December 31, 2019 and are measured at fair value, net of estimated costs to sell. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to gross average sale price of eucalyptus and the average annual growth of biological assets (IMA).

The principal considerations for our determination that performing procedures relating to the valuation of biological assets is a critical audit matter are (i) there was a high degree of auditor subjectivity in applying our procedures relating to the fair value measurement of the biological assets due to the significant amount of judgment required by management when developing these estimates; (ii) significant audit effort was required in assessing the significant assumptions relating to biological assets, average annual increment (IMA) and gross average sale price of eucalyptus and (iii) professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained regarding the discount rate and estimated discount cash flow model.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness of data and the model used to measure the fair value of the biological assets. Our procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the average annual increment (IMA) and gross average sale price. Evaluating management’s assumptions relating to average annual increment (IMA) and gross average sale price involved evaluating whether the assumptions used by management were reasonable considering; (i) the consistency with external market and industry data and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate.

Provision for judicial liabilities relating to tax

As described in Notes 3.2.20 and 20 to the consolidated financial statements, the Company’s consolidated provision for judicial liabilities relating to tax was R$ 3,052,370 thousand as of December 31, 2019. The Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss for any of the pending matters.

The principal considerations for our determination that performing procedures relating to provision for judicial liabilities relating to tax is a critical audit matter are there was significant judgement by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims. Professionals with specialized skill and knowledge were used to assist in the evaluation of the likelihood of loss being incurred.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statement. These procedures included testing the effectiveness of controls relating to management’s evaluation of tax litigation claims, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company’s litigation contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the likelihood of loss being incurred.

/s/ PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil
March 4, 2020

We have served as the Company’s auditor since 2017.

Management’s Report on Internal Control over Financial Reporting

1 The management of Suzano S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2 The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Statutory Audit Committee, the Company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with IFRS as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

3 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2019, the Company’s internal control over financial reporting is effective.

São Paulo, March 4, 2020

/s/ Walter Schalka	/s/ Marcelo Feriozzi Bacci
Walter Schalka	Marcelo Feriozzi Bacci
Chief Executive Officer	Chief Financial Officer
and Investor Relations Officer

Suzano S.A.
Consolidated financial statements
Year ended December 31, 2019 and 2018
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2019	December 31, 2018
ASSET
CURRENT
Cash and cash equivalents	5	3,249,127	4,387,453
Marketable securities	6	6,150,631	21,098,565
Trade accounts receivable	7	3,035,817	2,537,058
Inventories	8	4,685,595	1,853,104
Recoverable taxes	9	997,201	296,832
Derivative financial instruments	4	260,273	352,454
Advances to suppliers	10	170,481	98,533
Assets held for sale			5,718
Other assets		335,112	169,175
Total current assets		18,884,237	30,798,892

NON-CURRENT
Marketable securities	6	179,703
Recoverable taxes	9	708,914	231,498
Deferred taxes	12	2,134,040	8,998
Derivative financial instruments	4	838,699	141,480
Advances to suppliers	10	1,087,149	218,493
Judicial deposits		268,672	129,005
Other assets		228,881	93,935

Biological assets	13	10,571,499	4,935,905
Investments	14	322,446	14,338
Property, plant and equipment	15	41,120,945	17,020,259
Right of use	19.1	3,850,237
Intangible	16	17,712,803	339,841
Total non-current		79,023,988	23,133,752
TOTAL ASSET		97,908,225	53,932,644

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A.
Consolidated financial statements
Year ended December 31, 2019 and 2018
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2019	December 31, 2018
LIABILITIES
CURRENT
Trade accounts payable	17	2,376,459	632,565
Loans, financing and debentures	18.1	6,227,951	3,426,696
Lease liabilities	19.2	656,844
Derivative financial instruments	4.5	893,413	596,530
Taxes payable		307,639	243,835
Payroll and charges		400,435	234,192
Liabilities for assets acquisitions and subsidiaries	23	94,414	476,954
Dividends payable		5,720	5,434
Advance from customers		59,982	75,159
Other liabilities		456,338	367,313
Total current liabilities		11,479,195	6,058,678

NON-CURRENT
Loans, financing and debentures	18.1	57,456,375	32,310,813
Lease liabilities	19.2	3,327,226
Derivative financial instruments	4.5	2,024,500	1,040,170
Liabilities for assets acquisitions and subsidiaries	23	447,201	515,558
Provision for judicial liabilities	20	3,512,477	351,270
Employee benefit plans	21	736,179	430,427
Deferred taxes	12	578,875	1,038,133
Share-based compensation plans	22	136,505	124,318
Other liabilities		121,723	37,342
Total non-current liabilities		68,341,061	35,848,031
TOTAL LIABILITIES		79,820,256	41,906,709

EQUITY	25
Share capital		9,235,546	6,241,753
Capital reserves		6,416,864	674,221
Treasury shares		(218,265)	(218,265)
Retained earnings reserves		317,144	2,992,590
Other reserves		2,221,341	2,321,708
Controlling shareholder´s		17,972,630	12,012,007
Non-controlling interest		115,339	13,928
Total equity		18,087,969	12,025,935
TOTAL LIABILITIES AND EQUITY		97,908,225	53,932,644

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A.
Consolidated financial statements
Year ended December 31, 2019, 2018 and 2017
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		12 months YTD
	Note	December 31, 2019	December 31, 2018	December 31, 2017
NET SALES	28	26,012,950	13,443,376	10,580,673
Cost of sales	30	(20,743,482)	(6,922,331)	(6,496,304)
GROSS PROFIT		5,269,468	6,521,045	4,084,369

OPERATING INCOME (EXPENSES)
Selling	30	(1,905,279)	(598,726)	(423,325)
General and administrative	30	(1,173,358)	(825,209)	(528,974)
Income from associates and joint ventures	14	31,993	7,576	5,872
Other, net	30	405,754	(96,875)	140,510
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		2,628,578	5,007,811	3,278,452

NET FINANCIAL INCOME (EXPENSES)	27
Financial expenses		(4,178,848)	(1,500,374)	(1,218,476)
Financial income		493,246	459,707	305,778
Derivative financial instruments		(1,075,252)	(2,735,196)	73,271
Monetary and exchange variations, net		(1,964,927)	(1,066,650)	(179,413)
NET INCOME (LOSS) BEFORE TAXES		(4,097,203)	165,298	2,259,612

Current income taxes	12	(246,110)	(586,568)	(202,187)
Deferred income taxes	12	1,528,571	741,084	(236,431)
NET INCOME (LOSS) FOR THE YEAR		(2,814,742)	319,814	1,820,994

Attributable to
Controlling shareholders’		(2,817,518)	319,693	1,820,994
Non-controlling interest		2,776	121

Earnings (loss) per share	26
Basic		(2.08825)	0.29236	1.66804

Diluted		(2.08825)	0.29199	1.66433

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A.
Consolidated financial statements
Year ended December 31, 2019, 2018 and 2017
(In thousands of R$, unless otherwise stated)

CONSOLIDATE STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	12 months YTD
	December 31, 2019	December 31, 2018	December 31, 2017
Net income (loss) for the year	(2,814,742)	319,814	1,820,994

Items that will not be reclassified to profit or loss
Exchange rate variation and fair value on financial assets measured at fair value through of comprehensive income
Ensyn Corporation (1)	3,153
CelluForce Inc.	1,667
Spinnova Oy (1)	(1,244)
Tax effect of the above items	(1,216)
Subsidiary effect	2,749
Tax effect of the subsidiary effect	(935)
Actuarial gain (loss)	(147,640)	(69,305)	4,173
Tax effect on actuarial liabilities	50,198	23,564	(1,419)
	(2,908,010)	274,073	1,823,748

Item that may be subsequently reclassified to profit or loss
Exchange variation on conversion of financial statements and on foreign investments	45,819	137,546	38,006

Total comprehensive income (loss)	(2,862,191)	411,619	1,861,754

Attributable to
Controlling shareholders’	(2,864,967)	411,498	1,861,754
Non-controlling interest	2,776	121

1)	In 2019 the Company revaluated the investment, previously classified as financial investment measured through other comprehensive income, note 3.1.5.

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A.
Consolidated financial statements
Year ended December 31, 2019, 2018 and 2017
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital		Capital reserves					Retained earnings reserves
	Share Capital	Share issuance costs	Tax incentives	Stock options granted	Share issuance costs	Other	Treasurys shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
Balances at December 31, 2016	6,241,753		199,402	19,754	(15,442)		(273,665)		316,526	1,206,874	115,220		2,314,567		10,124,989		10,124,989
Total comprehensive income (loss)
Net income for the year														1,820,994	1,820,994		1,820,994
Actuarial gain net of deferred taxes													2,754		2,754		2,754
Exchange variation on conversion of financial statements of foreign subsidiaries													38,006		38,006		38,006
Transactions with shareholders
Stock option program				1,521											1,521		1,521
Sale of treasury shares to meet stock-based compensation plan							8,514								8,514		8,514
Treasury shares acquired							(82)								(82)		(82)
Interest on own capital														(199,835)	(199,835)		(199,835)
Reversal of time-barred dividends														29	29		29
Internal changes in equity:
Realization of deemed cost, net of deferred taxes													(56,999)	56,999
Cancelation of treasury							17,107							(17,107)
Reserve for tax incentives Sudene-reduction of 75%			196,604											(196,604)
Transfer between reserves									90,372	1,074,444	119,380			(1,284,196)
Issue of treasury shares to employees				(7,038)			7,038
Minimum mandatory dividends														(180,280)	(180,280)		(180,280)
Balances at December 31, 2017	6,241,753		396,006	14,237	(15,442)		(241,088)		406,898	2,281,318	234,600		2,298,328		11,616,611		11,616,611
Total comprehensive income (loss)
Net income (loss) for the year														319,693	319,693	121	319,814
Actuarial gain (loss) net of deferred taxes													(45,741)		(45,741)		(45,741)
Exchange variation on conversion of financial statements of foreign subsidiaries													137,546		137,546		137,546
Transactions with shareholders:
Stock options granted				5,170											5,170		5,170
Sale of treasury shares to meet stock-based compensation plan							8,516								8,516		8,516
Non-controlling interest arising on business combination																13,807	13,807
Reversal of time-barred dividends											66				66		66
Internal changes in equity:
Realization of deemed cost, net of deferred taxes													(68,424)	68,424
Stock options granted				(14,307)			14,307
Reserve for tax incentives Sudene-reduction of 75%			288,557											(288,557)
Dividends distributed
Constitution of special statutory reserve											7,882			(7,882)
Constitution of the legal reserve									15,917					(15,917)
Constitution of a reserve for capital increase										70,940				(70,940)
Dividends										(29,976)					(29,976)		(29,976)
Unclaimed dividends forfeited										(596,534)		596,534
Dividends subject to approval
Minimum mandatory dividends														(3,466)	(3,466)		(3,466)
Unrealized net revenue of 2017										4,880	62			(1,355)	3,588		3,588
Balances at December 31, 2018	6,241,753		684,563	5,100	(15,442)		(218,265)		422,815	1,730,629	242,612	596,534	2,321,708		12,012,007	13,928	12,025,935
Total comprehensive income
Net (loss) for the year														(2,817,518)	(2,817,518)	2,776	(2,814,742)
Other comprehensive income for the year													(47,449)		(47,449)		(47,449)
Transactions with shareholders
Loss absorption								(684,563)	(105,671)	(1,730,629)	(242,612)			2,763,475
Share capital increase (note 1.1.1.1 and 22.1)	3,027,528														3,027,528		3,027,528
Share issuance costs (1)		(33,735)			15,442										(18,293)		(18,293)
Stock options granted				879											879		879
Non-controlling interest arising from business combination																98,635	98,635
Unclaimed dividends forfeited														1,125	1,125		1,125
Dividends paid (note 22.2)												(596,534)			(596,534)		(596,534)
Internal changes in equity			(684,563)					684,563
Transfers of tax incentives
Realization of deemed cost, net of taxes													(52,918)	52,918
Issue of common shares related to business combination (note 1.1.1.1)						6,410,885									6,410,885		6,410,885
Balances at December 31, 2019	9,269,281	(33,735)		5,979		6,410,885	(218,265)		317,144				2,221,341		17,972,630	115,339	18,087,969

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A.
Consolidated financial statements
Year ended December 31, 2019, 2018 and 2017
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2019	December 31, 2018	December 31, 2017
OPERATING ACTIVITIES
Net income (loss) for the year	(2,814,742)	319,814	1,820,994
Adjustment to
Depreciation, depletion and amortization (note 30)	4,286,730	1,563,223	1,402,778
Amortization of fair value adjustment on business combination with Fibria/Facepa/Ibema (note 30)	3,651,005
Amortization of right of use (note 30)	154,217
Amortization of fair value adjustment on business combination with Fibria classified at financial results (note 27)	(38,960)
Interest expense on lease liabilities	226,103
Results from sale, disposals and provision for losses (impairment) of property, plant and equipment and biological assets, net (note 30)	77,930	13,580	37,702
Income from associates and joint ventures (note 14.2)	(31,993)	(7,576)	(5,872)
Exchange rate and monetary variations, net (note 27)	1,964,927	1,446,207	2,273
Interest expenses with financing and loans, debentures and debentures, net (note 27)	3,358,806	872,208	852,030
Accrual of interest on marketable securities	(392,018)	(127,037)	(24,234)
Amortization of fundraising costs (notes 18.2)	185,807	44,499	49,517
Derivative (gains) losses, net (note 27)	1,075,252	2,735,196	(73,271)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (note 9 and 20.3)	(128,115)
Fair value adjustment of biological assets (note 12 and 30)	(185,399)	129,187	(192,504)
Deferred income tax and social contribution expenses (note 12.1)	(1,528,571)	(741,084)	241,869
Interest on employee benefits (note 20.2)	44,496	35,920	38,022
Provision/(reversal) for judicial liabilities	26,807	13,285	35,645
Allowance for doubtful accounts, net (note 7.3)	(12,286)	6,450	32,397
Provision for (reversal of) inventory losses and write-offs		(25,096)	26,653
Partial write-off of intangible assets (8.1)	107,269		18,845
Provision for loss of ICMS credits, net	129,283
Other	(56,517)	235,081	60,267

Decrease (increase) in assets:
Trade accounts receivables	991,476	(186,026)	(726,808)
Inventories	873,420	(622,151)	115,493
Recoverable taxes	241,934	50,960	8,702
Other assets	(26,478)	(12,720)	414,818

Increase (decrease) in liabilities:
Trade accounts payables	(1,555,697)	1,473	63,236
Taxes payable	240,871	432,603	265,698
Payroll and charges	(234,948)	(100,124)	(135,053)
Other liabilities	(62,294)	225,616	(133,819)
Cash provided by operations, net	10,568,315	6,303,488	4,195,378
Payment of interest with financing, loans and debentures	(2,977,957)	(806,758)	(1,006,869)
Interest received from marketable securities	377.804
Payment of income taxes	(391,725)	(327,282)	(121,177)
Cash provided by operating activities	7,576,437	5,169,448	3,067,332
INVESTING ACTIVITIES
Additions to property, plant and equipment (note 15)	(2,001,674)	(1,251,486)	(859,880)
Additions to intangible assets (note 16)	(17,715)	(7,217)	(8,054)
Additions to biological assets (note 13)	(2,849,038)	(1,164,995)	(912,368)
Proceeds from sale of assets	198,644	95,481	84,694
Increase of capital in subsidiaries and associates	(45,856)
Marketable securities, net	19,378,893	(19,340,022)	687,274
Advance for acquisition of wood from operations with development	(355,447)	1,402	527
Acquisition of subsidiaries, net cash (note 1.2.1.2)	(26,002,540)	(294,473)
Other investments	(286)
Cash used in investing activities, net	(11,695,019)	(21,961,310)	(1,007,807)
FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	18,993,837	25,645,822	2,561,954
Payment of derivative transactions (note 4.5.4)	(135,449)	(1,586,415)	39,695
Payment of loans, financing and debentures (note 18.2)	(13,994,708)	(3,738,577)	(4,533,736)
Payment of dividends	(606,632)	(210,205)	(570,568)
Payment of leases (note 19.2)	(645,071)
Sale of treasury shares to meet stock-based compensation plan	(879)	8,514	8,514
Liabilities for assets acquisitions and subsidiaries	(479,480)	(84,090)	(117,865)
Repurchase of treasury shares			(83)
Other financing	10,191
Cash provided (used) by financing activities, net	3,141,809	20,035,049	(2,612,089)
Exchange variation on cash and cash equivalents	(161,553)	67,433	14,700
Increase (reduction) in cash and cash equivalents	(1,138,326)	3,310,620	(537,864)
Cash and cash equivalents at the beginning for the year	4,387,453	1,076,833	1,614,697
Cash and cash equivalents at the end for the year	3,249,127	4,387,453	1,076,833
Statement of increase (reduction) in cash and cash equivalents	(1,138,326)	3,310,620	(537,864)

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A.

Notes to the consolidated financial statements
Year ended December 31, 2019
(In thousands of R$, unless otherwise stated)

1	COMPANY´S OPERATIONS

Suzano S.A., (current corporate name of Suzano Papel e Celulose S.A., as approved by Extraordinary General Meeting hold on April 1st, 2019), together with its subsidiaries (“Suzano” or collectively “Company”), is a public company with its headquarters office in the city of Salvador, State of Bahia, Brazil.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3. On December 10, 2018, Suzano began trading its American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange under the ticker SUZ, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”).

After conclusion of business combination with Fibria Celulose S.A. (“Fibria”), on January 14, 2019, the Company now holds 11 industrial units, located in Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis (Bahia, State) and Mucuri (Bahia, State), Fortaleza (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano (São Paulo, State) and Três Lagoas (Mato Grosso, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its subsidiaries in Argentina, the United States of America, Switzerland and Austria and its sales offices in China.

The Company's corporate purpose also includes the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 45.85% of the common shares of its share capital.

These consolidated financial statements was approved by the Board of Directors on March 4, 2020.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	December 31, 2019	December 31, 2018
AGFA – Com. Adm. e Participações Ltda.	Holding	Brazil	Direct	Consolidated	100%	100%
Asapir Produção Florestal e Comércio Ltda. (1)	Eucalyptus cultivation	Brazil	Direct	Consolidated	100%	50%
CelluForce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8,3%
Comercial e Agrícola Paineiras Ltda.	Lease of reforestation land	Brazil	Direct	Consolidated	100%	100%
Ensyn Corporation	Bio fuel research and development	United States of America	Direct	Equity	25.3%
Eucalipto Holding S.A. (2)	Holding	Brazil	Direct	Consolidated		100%
Facepa - Fábrica de Papel da Amazônia S.A.	Industrialization and commercialization of tissue paper	Brazil	Direct/Indirect	Consolidated	92.8%	92,8%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100%
Fibria Overseas Holding KFT. (3)				Consolidated	100%
Fibria Terminais Portuários S.A.	Port operation	Brazil	Direct	Consolidated	100%
FuturaGene AgriDev Xinjiang Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100%	100%
FuturaGene Biotechnology Shangai Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100%	100%
FuturaGene Brasil Tecnologia Ltda.	Biotechnology research and development	Brazil	Direct/Indirect	Consolidated	100%	100%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100%	100%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100%	100%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100%	100%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100%	100%
FuturaGene Ltd.	Biotechnology research and development	England	Indirect	Consolidated	100%	100%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Indirect	Consolidated
F&E Tecnologies LLC	Biofuel production, except alcohol	United States of America	Direct	Equity	50%
Gansu FuturaGene Biotech Co. Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100%	100%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Joint venture	49.9%	49.9%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100%	100%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100%	100%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100%	100%
Ondurman Empreendimentos Imobiliários Ltda.	Lease of reforestation land	Brazil	Direct/Indirect	Consolidated	100%	100%
Paineiras Logística e Transporte Ltda.	Road freight transport	Brazil	Direct /Indirect	Consolidated	100%	100%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100%
Rio Verde Participações e Propriedades Rurais S.A. (3)	Forest assets	Brazil	Indirect	Consolidated	100%
Spinnova Oy	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	24,06%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of computer paper and materials	Argentine	Direct /Indirect	Consolidated	100%	100%
Sun Paper and Board Limited (4)	Shared expenses			Consolidated	100%	100%
Suzano Áustria GmbH	Business office	Austria	Direct	Consolidated	100%	100%
Suzano Canada Inc. (5)	Lignin research and development	Canada	Direct	Consolidated	100%
Suzano International Trade GmbH (6)	Business office	Austria	Direct	Consolidated	100%
Suzano Luxembourg (7)	Financial fundraising	Luxembourg	Direct	Consolidated	100%	100%
Suzano Participações do Brasil Ltda (8)	Holding	Brazil	Direct	Consolidated	100%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100%	100%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100%	100%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100%	100%
Suzano Trading International KFT (9)	Business office	Hungary	Direct	Consolidated	100%
Veracel Celulose S.A. (10)	Industrialization, commercialization and exportation of pulp	Brazil	Joint operation	Consolidated	50%

1)	The full control was acquired arising from the business combination with Fibria.

2)	Company merged on January 2, 2019, as mentioned in note 1.2.1.1.

3)	Company established as a result of corporate restructuring on December 12, 2019.

4)	Company dissolution on June 2, 2019.

5)	Corporate name changed on September 30, 2019, former Fibria Innovations Inc.

6)	Corporate name changed on August 28, 2019, former Fibria International Trade GmbH.

7)	Company dissolution on September 17, 2019.

8)	Corporate name changed on December 06, 2019, former F&E Participações do Brasil Ltda.

9)	Corporate name changed on August 9, 2019, former Fibria Trading International.

10)	Joint operation with Stora Enso, a company located in Amsterdan.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

1.2.	Major events in the year ended

1.2.1.	Business combination with Fibria

On January 3, 2019, acquisition date of control by Suzano, after all fulfilled conditions for the conclusion of business combination and shareholding base, Fibria’s shares were exchanged for Suzano’s shares and on January 14, 2019, Suzano concluded the corporate reorganization process, following the terms of the Agreement signed by both entities on March 15, 2018.

The transferred consideration by Suzano for acquisition of control of Fibria, defined in terms of the Agreement, was as follows:

1.2.1.1.	Share exchange ratio

On January 2, 2019, according to Notice to Shareholders, the exchange ratio of the common shares issued by Eucalipto Holding S.A. (“Holding”) held by Fibria’s shareholders for shares issued by Suzano was adjusted from 0.4611 to 0.4613, being the exchange ratio of 0.4613 considered as final. The adjustment in the exchange ratio, compared to the originally announced, was due to (i) a change in the total number of shares issued by Fibria ex-treasury and disregarding the shares resulting from the vesting of option plans between those in the Protocol and Justification and that date of 553,080,611 shares for 553,733,881 shares and (ii) alteration of the number of shares issued by Suzano ex-treasury and disregarding the shares resulting from the vesting of option plans between that contained in the Protocol and Justification and that present date of 1,091,984,141 shares to 1,093,784,141 shares.

As consequence of this adjustment, (i) Suzano issued, as a result of the merger of the Holding, 255,437,439 new common shares in the market value of R$36.95, totaling amount of R$9,438,413, of which R$3,027,528 was recognized as capital increase and R$6,410,885, as capital reserve and (ii) the amount attributed to Suzano's common share to calculate the capital gain, as disclosed in the Notice of Shareholders on November 29, 2018, increased from R$15.38 attributed to 0.4611 common share for R$15.39 attributed to 0.4613 common share of Suzano.

1.2.1.2.	Cash installment

On January 10, 2019, by means of the Notice to Shareholders, the Company communicated the final value of the Adjusted Cash Installment, corresponding to the redemption value of each Holding's redeemable preferred share, originally equivalent to R$52.50, (i) reduced by the amount of dividends declared by Fibria on December 3, 2018 and paid in Brazil on December 12, 2018 in the amount of R$5.03 per share issued by Fibria (ii) plus R$2.73, corresponding to the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on 252 business days, measured and disclosed daily by B3 ("DI Rate"), between March 15, 2018 and the Expiration Date of the Transaction including January 10, 2019 (including) and January 14, 2019 (including), the DI Rate was estimated at 6.40% per annual, with a total and final amount of R$50.20 per share, making up the final amount of the Adjusted Cash Amount of R$27,797,441.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

The amounts mentioned above are gross, not considering any tax impacts on the payment to Fibria Resident or Non-Resident Shareholders, which are detailed in the Notice to Shareholders disclosed on November 29, 2018.

Suzano performed a valuation analysis of the fair value of the assets acquired and liabilities assumed of Fibria and, using the total transferred consideration for the Merger, and allocated for such assets and liabilities.

The following table summarizes the final purchase price allocation based on the appraisal report prepared by an independent and specialized entity:

Cash consideration	27,797,441
Issuance of shares by Suzano	9,438,413
Total consideration	37,235,854

Book value of Fibria's shareholders' equity	14,149,004
Write-off of the book value of existing goodwill, net of the deferred income taxes	(3,495,077)
Mandatory minimum dividends (eliminated from the balance sheet at the date of acquisition)	724,829
Book value of Fibria's shareholders' equity, net of goodwill	11,378,756

Fair value adjustment on business combination with Fibria (assets and liabilities):
Inventories	2,178,903	(1)
Property, plant and equipment	9,362,315	(2)
Customer relationship	9,030,779	(3)
Port assets	749,060	(4)
Contingent liabilities	(2,970,546	)(5)
Loans and financing	(59,921	)(6)
Taxes recoverable	(235,843	)(7)
Other assets and liabilities, net	451,624	(8)
Deferred taxes, net	(546,324	)(9)
Total impact of fair value	17,960,047
Goodwill on the expectation of future profitability	7,897,051	(10)

1)	Measured considering the balance of finished products based on selling price, net of selling expenses and an accepted margin based on the results achieved in 2018.

2)	Determined based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

3)	In order to determine the fair value adjustment in the customer portfolio, the income approach and the method were used to measure the present value of the income that will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria's sales data and the churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was measured using estimated discounted cash flows. The churn rate and the discounted cash flows were considered as significant assumptions to determine the fair value of the customer portfolio.

4)	Fibria has concession contracts and port assets to assist in port operations in Brazil. For fair value measurement of these assets was considered the income approach, the Multi Period Excess Earnings Method (“MPEEM”) that measures the present value of the income that will be generated during the remaining useful life of the asset and method of direct cost differential.

5)	In the business combination, for the contingencies fair value measurement, whose chances of loss were classified as possible and remote, Fibria's Management and its external and independent advisors were considered for their fair values, whose amounts were measured based on the analyzes of Company’s external lawyers. Thus, the estimated and assumptions with respect to the probability of loss of the possible and remote lawsuit, for the fair value calculation of contingent liabilities assumed were considered as significant assumptions to determine the fair value of the contingent liabilities.

6)	The adjustment to fair value of loans and financing was measured based on the fair value of the Bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date on December 31, 2018.

7)	For the measurement of the fair value of the taxes to be recovered, the amount to be recovered, discounted to the present value considering the expected Selic rate for the tax period, was considered.

8)	In other net assets and liabilities, including supply contracts, accounts receivable and advances to suppliers, the income evaluation methodology, the present value and the direct cost differential were used.

9)	Deferred asset on income tax on fair value adjustments of assets of Veracel and Portocel. For the remaining fair value, we did not recognize deferred liability on income taxes liabilities due to Fibria’s Legal Merger in April 2019.

10)	Goodwill is attributable to the strong market position and expected future profitability of Fibria in negotiations in the eucalyptus pulp market.

For more information on the business combination refer note 14.4.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

1.2.2.	Approval of the legal merger of Fibria

On April 1st, 2019, the Company approved in the Extraordinary Shareholders Meeting of Suzano the legal merger of Fibria, a wholly-owned subsidiary of Suzano, with the transfer of all its equity to Suzano and its consequent winding up ("Legal Merger"), provided that the share capital of the Company not changed due to the Legal Merger. Because of the Legal Merger, the Suzano succeeded Fibria in all its rights and obligations.

The following table summarizes, the main items balance sheet of Fibria as of March 31, 2019.

ASSETS
CURRENT
Cash and cash equivalents	29,086
Marketable securities	2,734,027
Derivative financial instruments	256,675
Trade accounts receivable	3,572,059
Inventories	1,714,560
Recoverable taxes	768,439
Other assets	161,238
9,236,084

NON CURRENT
Marketable securities	175,559
Derivative financial instruments	723,084
Recoverable taxes	546,234
Deferred taxes	1,364,363
Advances to suppliers	696,767
Judicial deposits	190,533
Other assets	100,877
Biological assets	4,355,102
Investments	9,481,900
Property, plant and equipment	14,633,114
Right of use	2,301,427
Intangible assets	118,920
34,687,880

TOTAL ASSETS	43,923,964

LIABILITIES
CURRENT
Loans and financing	816,180
Lease liabilities	420,241
Trade accounts payable	955,210
Derivative financial instruments	254,444
Payroll and charges	104,246
Taxes payable	36,057
Related parties	1,179,254
Dividends payable	4,015
Other liabilities	946,099
4,715,746
NON CURRENT
Loans and financing	8,139,390
Derivative financial instruments	678,833
Lease liabilities	1,972,531
Related parties	16,305,560
Employee benefits	144,557
Provision for judicial liabilities	190,698
Other liabilities	175,934
27,607,503

TOTAL LIABILITIES	32,323,249

Equity	11,600,715

TOTAL EQUITY AND LIABILITIES	43,923,964

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements are prepared in accordance with and in compliance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

The Company’s consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the financial statements, when applicable, were also expressed in thousands, unless otherwise stated.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. The accounting practices requiring a higher level of judgment and which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in note 3.2.34.

The consolidated financial statements were prepared on the historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;

(ii)	share-based payments and employee benefits measured at fair value; and

(iii)	biological assets measured at fair value.

The main accounting polices applied in the preparation of these consolidated financial statements are presented in note 3.

The consolidated financial statements were prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with the accounting polices consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2018, except for the application of the new accounting pronouncements and new accounting policies as of January 1, 2019, as described in the Note 3.1.

The consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company and Fibria for the year ended December 31, 2018, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements.

The accounting policies have been consistently applied to all consolidated companies.

3.1.	New and changes in the accounting policies adopted

3.1.1.	Lease – IFRS 16

The Company adopted IFRS 16 as of January 1, 2019. This standard determines that lessees must recognize future liabilities in their liabilities and their right to use the leased asset for all lease agreements, with exemption allowed to short-term or low-value contracts. Short-term or low-value contracts for the exemption of the standard refers to contracts where the individual value of the assets is lower than U.S.$5 and maturity date is before 12 months, represented, mainly, by equipment of technology and vehicles. The Company adopted the standard using a modified retrospective approach that does not require the restatement of the comparative balances.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

In adopting IFRS 16, the Company recognized the gross PIS/COFINS lease liabilities in relation to the agreements that meet the definition of lease, whose liabilities were measured at the present value of the remaining lease payments, discounted based on the incremental loan nominal rate. Assets associated with the right of use were measured at the amount equal to the lease liability on January 1st, 2019, with no impact on retained earnings.

The Company used the following practical expedients allowed by the standard:

(i)	the use of a single discount rate for a portfolio of leases with similar characteristics;

(ii)	leases whose maturity will occur within 12 months of the date of initial adoption of the standard, accounting was as short-term leases directly in the income statement;

(iii)	the accounting of lease payments as expenses in the case of leases for which the underlying asset is of low value;

(iv)	the use of hindsight in determining the lease term, when the agreement contains options to extend or terminate the lease; and

(v)	the Company excluded initial direct costs of measuring the right to use asset at the date of initial adoption.

The effects of adopting this new standard are set forth in note 19.

3.1.2.	Uncertainty over Income Tax Treatments – IFRIC 23

The interpretation is applicable when there are uncertainties as to the acceptance of the treatment by the Fiscal Authority. If acceptance is not likely, the values of tax assets and liabilities should be adjusted to reflect the best resolution of the uncertainty.

The Company has evaluated the changes introduced by this new standard and based on the analysis carried out, did not identify material impacts on its consolidated financial statements, or modify the recognition and measurement of uncertainties about tax treatment of income.

3.1.3.	Fair value amortization of subsidiaries

Fair value amortization of assets and liabilities are classified in cost of goods sold, selling, general and administrative expenses, other operating income (expenses) net and financial result, according to the realization of the items that originated them.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

3.1.4.	Comparability of the statement of cash flows

The Company made certain reclassifications on its statements of cash flows regarding the year ended December 31, 2018 and 2017, substantially in operating activities, for a better comparison with the Statements of cash flows for the year ended December 31, 2019.

3.1.5.	Revaluation of investment – Ensyn and Spinnova Oy

Ensyn and Spinnova investments were previously classified as financial investment measured through other comprehensive income. However, respectively in the second and third quarter of 2019, based on the shareholders’ agreement and recent capital contribution to Ensyn and Spinnova, the Company increased their stake in these investments and obtained significant influence.

Therefore, respectively, as from the second and third quarter of 2019, the Company has recorded their investments prospectively under the equity method using the fair value as deemed cost’ method, with the consequent presentation of the investment under “Investments in subsidiaries, affiliates, joint operations and joint ventures” and no longer under “Other investments”, as disclosed in note 14.2.

In relation to Ensyn, the Company identified and recorded a goodwill based on expected future profitability in the amount of U.S.$40,049 (equivalent to R$154,578), arising from the difference of the consideration paid of U.S.$43,000 (equivalent to R$165,928) and the carrying amount of the net assets of the investee of U.S.$2,941 (equivalent to R$11,350).

In relation to Spinnova, the Company identified a bargain purchase in this transaction in the amount of EUR6,748 (equivalent to R$32,705), arising from the difference of the consideration paid of EUR12,500 (equivalent to R$55,928) and the carrying amount of the net assets of the investee of EUR19,248 (equivalent to R$87,915).

3.1.6.	Biological assets

The Company's biological assets are eucalyptus forests exclusively from renewable plantations and intended for the production process of pulp and paper, measured at fair value less estimated cost to sell at the time of harvest. Fair value measurement is performed on a semiannually basis, since Management understand that its interval is enough, so that, there is no significant gap in the fair value of biological assets recorded in the consolidated financial statements and uses the discounted cash flow method according to the projected productivity cycle of such assets.

Considering that Suzano and Fibria used different assumptions to the biological assets fair value, in the first measurement after business combination, the Company reviewed the assumption for “effective planting area”, keeping the immature forest (up to 2 years from the date of planting) at historical cost. As a result of the Management’s considers that during this period, the historical cost of biological assets approximates to its fair value. Additionally, the purpose of this change is to reflect the experience acquired in the biological assets measurements process and the alignment of calculation approach with the Company’s forest management, which perform continuous forest inventories for the purpose of estimating the wood stock or future production forecast, represented by the average annual increment (“IMA”), from the 3rd year of planting.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

Considering the fact that in the first two years of forest formation, the historical cost approximates to its fair value, as described above, this assumption alignment did not generate significant impacts on the Company's financial statements.

There are no changes in the remaining assumptions.

The gain or loss on the variation of the fair value of the biological assets is recognized under other operating income (expenses), net. The value of the depletion is measured based on the amount of the biological asset depleted (harvested).

Significant assumptions applied in determining on the biological assets of fair value measurements are disclosed in Note 13.

3.1.7.	Income tax – IAS 12

This pronouncement was amended and clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized. These requirements apply to all income tax consequences of dividends. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.1.8.	Borrowing costs –IAS 23

This pronouncement was amended and clarifies that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.1.9.	Business combinations –IFRS 3

This pronouncement was amended and clarifies that obtaining control of a business that is a joint operation, is a business combination achieved in stages. The acquirer should re-measure its previously held interest the joint operation at fair value at the acquisition date. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.1.10.	Joint arrangements –IFRS 11

This pronouncement was amended and clarifies that the party obtaining joint control of a business that is a joint operation should not re-measure its previously held interest in the joint operation. The Company assessed the content of this pronouncement and did not identify any material impacts.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

3.1.11.	Employee benefits – IAS 19

This pronouncement was amended and clarifies that, when occur an event of amendment, curtailment or settlement related to a defined benefit, the entity must update the previously used and remeasured the current service cost and the net interest for the remaining period, after amendments. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.1.12.	Investment in associates – IAS 28

IFRS 9 - Financial Instruments excluded from its scope equity interests in associates and joint ventures, which are accounted for using the equity method in accordance with IAS 28. The amendment to IAS 28 clarified that the aforementioned scope exclusion in IFRS 9 applies only to investment elements that are accounted for using the equity method. Accordingly, the accounting of long-term financial instruments with an associate or joint venture which, in substance, is part of the net investment in these investees, but for which the equity method does not apply, must follow the requirements of the IFRS 9. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.2.	Accounting policies adopted

3.2.1.	Consolidated financial statements

The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries in the year ended December 31, 2019, as well as in accordance with consistent accounting practices and policies, except to Futuragene PLC, which period end is November 31, 2019, however, has no material impact in the consolidated financial statements, and if there is any significant event up to December 31, 2019, it is adjusted in the consolidated financial statement. The Company consolidates all subsidiaries over which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on its investment with the investee and has the capacity and ability to direct the relevant activities of the investee and has the ability to direct the investee's relevant activities.

Additionally, all transactions and balances between Suzano and its subsidiaries, associates and joint ventures are eliminated in the consolidated financial statements, as well as unrealized gains or losses arising from these transactions, net of tax effects. Non-controlling interest is highlighted.

The consolidated financial statement of the balance sheet, statements of income (loss), statements of comprehensive income (loss), statements of changes in equity and statements of cash flows, as well the corresponding notes to the financial information regarding to the year ended December 31, 2019, included on this consolidated financial statements are not comparable with the consolidated financial statement as at December 31, 2018 due to the conclusion of the business combination of Fibria in January 2019, as disclosed in note 1.2.1 above. During the period from January 1, 2019 to March 31, 2019 Suzano consolidated Fibria's interim accounting information. However, as from April 1, 2019, Fibria was merged into Suzano, as Note 1.2.2.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

3.2.2.	Subsidiaries

These all entities over which the Company has the power to govern the financial and operating policies of the entity, generally through a majority voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns on its investment with the investee and has the ability to affect those returns through its power over the entity.

Subsidiaries are consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases

3.2.3.	Joint operations

These are all entities in which the Company maintains the contractually established control over its economic activity and exists only when the strategic, financial and operational decisions regarding the activity require the unanimous consent of the parties sharing the control.

In the consolidated financial statements, the balance of assets, liabilities, revenues and expenses are recognized proportionally to the interest in joint operation.

3.2.4.	Associated and joint ventures

These are all entities are initially recognized at cost and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date.

In the investments in associates, the Company must have significant influence, which is the power to participate in the financial and operating policy decisions of the investee, without having its control or joint control of those policies. In investments in joint ventures there is a contractually agreed sharing of control through an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

In the consolidated financial statements, the balance of assets, liabilities, revenues and expenses are eliminated, as well as unrealized gains and losses and investments in these entities and their respective equity accounting results.

In relation to associates Ensyn and Spinnova, which period end is November 30, 2019 for their financial information, they have no material impact in the consolidated financial statement, and if there is any significant event up to December 31, 2019, it is adjusted in the consolidated financial statement.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

3.2.5.	Translation of financial statements into functional, presentation and foreign currency

The Company defined as functional and presentation currencies, Brazilian Real (“Real”, “Reais” or “R$”).

The individual financial statements of each foreign subsidiaries included in the consolidated financial statement, are prepared in accordance with local currency of the subsidiary operates and translated into Company’s functional and presentation currency.

3.2.5.1.	Translation into currency presentation

Due to the merger with Fibria, the Company had several changes in the structure, activities and operations during 2019 that led management to conclude that they needed to reassess the functional currency of its subsidiaries whose functional currency was different from Brazilian Reais.

Those facts resulted in the corporate reorganization, as well as, it has impacted how management conducted the Company's business in order to achieve the alignment between the cultures of the two Companies, the unification of processes, operating, tax systems and strategies, through synergy gains arising from the business combination. In this process some of Company’s wholly-owned subsidiaries have lost autonomy and become an extension of the activities of the parent company.

These circumstances collectively justify the change in the functional currency to Brazilian Real and they have occurred gradually during 2019, therefore it was not practicable to determine the date of the change at a precise point during the reporting period. Thus, the Company changed the functional currency of those wholly-owned subsidiaries as of January 1, 2020.

The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income will not be reclassified from equity to profit or loss until the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.

Therefore, the financial statements of foreign subsidiaries, whose functional currency was different from Brazilian Reais in 2019, were translated using the criteria established below, which will only be changed as from January 1, 2020, following the same criteria described in note 3.2.5.2:

(i)	assets and liabilities are translated at the exchange rate in effect at year-end;

(ii)	revenues and expenses are translated based on the monthly average rate;

(iii)	the cumulative effects of gains or losses upon translation are recognized as accumulated foreign currency translation adjustments component of other comprehensive income.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

3.2.5.2.	Transactions and balances in foreign currency

These are translated using the following criteria:

(i)	monetary assets and liabilities are translated at the exchange rate in effect at year-end;

(ii)	non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	revenues and expenses are translated based on monthly average rate;

(iv)	the cumulative effects of gains or losses upon translation are recognized in the other comprehensive income.

3.2.6.	Hyperinflationary economies

The wholly-owned Stenfar, based in Argentine, is subject to the requirements of IAS 29- Financial Reporting in Hyperinflationary Economies, considering that the main country of this entity has been classified as hyperinflationary economy since 2018.

Non-monetary items and income statement balances were restated to reflect the terms of the measuring unit current at the end of the reporting exercise. The balances were calculated by applying the changes on the index from the initial recognition date to the reporting date.

The translation of the balance sheet and income statement balances into the reporting currency Brazilian Reais were based on the closing rate of the reporting period.

3.2.7.	Business combinations

These are accounted for using the acquisition method when control is transferred to acquirer. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquire. For each business combination, the Company recognizes any non-controlling interest in the acquire either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The costs directly attributable to the acquisition are recorded as expense when incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as debt reduction or equity, respectively.

In a business combination, assets acquired and liabilities assumed are evaluate in order to classify and allocate them assessing the terms of the agreement, economic circumstances and other conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

Gains on an advantageous purchase are recognized immediately in the result. The borrowing costs are recorded in the income statement as incurred.

Contingent liabilities related to tax, civil and labor classified in the acquired company as possible and remote risk is recognized by the acquirer.

Transactions in the acquisition of shares with shared control over the net assets traded apply complementary guidance to IFRS 3 - Business Combination, IFRS 11 - and IAS 28 - Investments in Associates and Joint Ventures. Based on the equity method, investment is initially recognized at cost. The carrying amount of the investment is adjusted for recognition of changes in the Company's share in the acquirer's Shareholders' equity as of the acquisition date. Goodwill is segregated from carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, by the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.

3.2.8.	Segment information

An operating segment is a component of the Company that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions. The Company’s management has identified reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure represent mainly sales channels.

3.2.9.	Cash and cash equivalents

Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to insignificant risk of change in value. The investments classified in this group, due to their nature, are measured at fair value through the profit or loss.

3.2.10.	Financial assets

3.2.10.1.	Classification

Financial assets are classification based on the purpose for which the financial assets were acquired, as set forth below:

(i)	financial assets at amortized cost;

(ii)	financial assets at fair value through other comprehensive income;

(iii)	financial assets at fair value through profit or loss.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

Regular purchases and sales of financial assets are recognized on the trade date, it means, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

3.2.10.1.1.	Financial instruments measured at amortized cost

Financial assets at amortized cost are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expense) in income statement.

It includes the balance of cash and cash equivalents, trade accounts receivable and other assets.

3.2.10.1.2.	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category. Any changes are recognized under net financial income (expense) in income statement, except for the fair value of investment in equity instruments, which are recognized in other comprehensive income.

This category includes the balance of other investments (Note 14).

3.2.10.1.3.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are either designated in this category or not classified in any of the other categories. . Any changes are recognized under financial income (expense) in income statement for non-derivative financial instruments and for financial derivative instruments under income from derivative financial instruments.

This category includes the balance of marketable securities, financial assets at fair value through profit or loss are the balance of derivative financial instruments, including embedded derivatives, stock options and other securities.

3.2.10.2.	Settlement of financial instruments

Financial assets and liabilities are settled and the net amount is recorded in the balance sheet when there is a (i) legally enforceable right to settle the recognized amounts and (ii) there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

3.2.10.3.	Impairment of financial assets

3.2.10.3.1.	Financial instruments measured at amortized cost

Annually, the Company assesses if there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

The criteria that the Company uses to determine if there is evidence of an impairment loss include:

(i)	significant financial difficulty of the issuer or debtor;

(ii)	default or late interest or principal payments in the agreement;

(iii)	where Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise receive;

(iv)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(v)	the disappearance of an active market for that financial asset because of financial difficulties;

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the income statement.

In a subsequent measurement, if there is an improvement in the asset rating, such as an improvement in the debtor's credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.

3.2.10.3.2.	Financial assets at fair value through other comprehensive income

Annually, the Company evaluate if there is evidence that a financial asset is impaired.

For such financial assets, a significant or prolonged decrease in the fair value of the security below its cost is an evidence that the assets are impaired. If any such evidence exists, impairment loss is measured by the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

3.2.11.	Derivative financial instruments and hedging activities

Derivatives financial instruments are recognized at fair value on the date the derivative agreement is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in under result of derivative financial instruments in the income statement.

Embedded derivatives in non-derivative main contracts are required to be separated when their risks and characteristics are not-closely related to those of main contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivatives are separated from the main contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

3.2.12.	Trade accounts receivables

These are recorded at the invoiced amount, in the normal course of the Company´s business, adjusted to exchange rate variation when denominated in foreign currency and, if applicable, net of expected credit losses.

The Company applies the aging-based provision matrix with the appropriate grouping of your portfolio.

The Company adopts procedures and analysis to establish credit limits.

The Company examines on a monthly basis the maturity of receivables and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation. In the event of default, collection attempts are made, which include direct contact with customers and collection through third parties. Should these efforts prove unsuccessful, court measures are considered and credit expected loss is recognized. The notes are written-off from the credit expected loss when Management considers that they are not recoverable after taking all appropriate measures to collect them.

3.2.13.	Inventories

These are evaluated at average acquisition or formation cost of finished products, net of recoverable taxes, not exceeding their net realizable value.

Finished products and work-in-process consist of raw materials, direct labor, production costs, freight, storage and general production expenses, which are related to the processes required to make the products available for sale.

Imports in transit are presented at the cost incurred until the balance sheet date.

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest and freight costs.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production cost of the respective month, whereas abnormal losses, if any, are recorded directly as cost of sales.

3.2.14.	Non-current assets held for sale

These are measured at carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified under this account when the sale is highly probable and they are available for immediate sale under their current conditions.

3.2.15.	Property, plant and equipment

Stated at the cost of acquisition, formation, construction or dismantling, net of recoverable taxes. Such cost is deducted of accumulated depreciation and accumulated impairment losses, when incurred, at the highest of the value of use and sale, less cost to sell. The borrowing costs are capitalized as a component of construction in progress, pursuant to with IAS 23, considering the weighted average interest rate of the Company’s debt at the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an analysis of impairment indicators of property, plant and equipment. An impairment for loss for property, plant and equipment, is only recognized if the related cash-generating unit is devalued. Such condition is also applied if the asset’s recoverable amount is less than it is carrying amount. The recoverable amount of asset or cash-generating unit is the highest of its value in use and its fair value less cost to sell.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset and are depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed when incurred.

Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income a (expense), net at the disposal date.

3.2.16.	Intangible assets

These are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense related to its use and consistently with the economic useful life of the intangible asset.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, individually or at the level of the CGU. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity, in which the goodwill is monitored for management's internal purposes, and that has benefited from the business combination. The Company records in this subgroup mainly goodwill for expected future profitability (goodwill) and easement of passage.

Such test involved the adoption of assumptions and judgments, disclosed in Note 16.

3.2.17.	Current and deferred income tax and social contribution

Income taxes comprise income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they are related to items recognized directly in equity. In this case, they are recognized in equity under the equity adjustment.

The current charge is calculated based on the tax laws enacted in the countries in which the Company and its subsidiaries and affiliates operate and generate taxable income. Management periodically evaluates the positions assumed in the income tax returns with respect to situations in which the applicable tax regulations give rise to interpretations and establishes provisions, when appropriate, based on the amounts that must be paid to the tax authorities.

Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date and, which must be applied when they are realized or when they are settled.

Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences, based on projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore, undergo changes.

Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary difference will not be reversed in a foreseeable future.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

Deferred taxes and contributions, assets and liabilities, are presented at the net amount in the balance sheet when there is a legal right and the intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority.

3.2.18.	Trade accounts payable

Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method, adjusted to present value and exchange rate variation when denominated in foreign currency, when applicable.

3.2.19.	Loans and financing

Loans and financing are initially recognized at their fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost. Any difference between the amounts raised and settled is recognized in the statement of income during the period in which the loans and financing are outstanding, using the effective tax rate method.

General or specific borrowing costs, directly attributed to the acquisition, construction or production of a qualified asset, are capitalized as a part of the cost of asset when it is probable that they will result in future economic benefits for the entity and that these costs may be measured with reliability. Other loan costs are recognized as expense in the period they are incurred.

3.2.20.	Provision, contingent assets and liabilities

Contingent assets are not recorded. The recognition is only performed when are guarantees or judicial decisions favorable and the amount can be measured with safety. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material.

The provisions are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax, civil and labor proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Tax and civil contingent liabilities assessed as remote losses are neither accrued nor disclosed.

A contingent liabilities of business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably and subsequently are measured at the higher of:

(i)	the amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or

(ii)	the amount initially recognized less, where appropriate, of recognized revenue in accordance with the policy of recognizing revenue from customer contracts IFRS 15.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

3.2.21.	Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against property, plant and equipment. The provision and the corresponding property, plant and equipment are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The property, plant and equipment are depreciated on a straight-line basis over the useful life of the principal against to cost of sales of the income statement.

3.2.22.	Share based payments

The Company’s executives and managers receive their compensation partially as share-based payment plans to be settled in cash and shares, and alternatively in cash.

Plan-related expenses are recognized in the income statement as a corresponding entry to financial liabilities during the vesting period when services will be rendered. The financial liability is measured by its fair value every balance sheet date and its variation is recorded in the income statement as administrative expenses.

At the option exercise date, if such options are exercised by executive in order to receive Company’s shares, financial liabilities are reclassified under stock options granted in shareholders’ equity. In case of option exercise paid in cash, the Company settles the financial liability in favor to the Company’s executives.

3.2.23.	Employee benefits

The Company offers benefits related to supplementary contribution plan to all employees and medical assistance and insurance life for a determined group of former employees, and for the last two benefits an actuarial appraisal is annually prepared by an independent actuary and are reviewed by Management.

Actuarial gains and losses are recognized in other reserves when incurred. The interest incurred, resulting from changes in the present value of the actuarial liability, is recorded in income statement under the financial expenses.

3.2.24.	Other assets and liabilities current and non-current

Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity and its cost or value can be measured reliably.

A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

3.2.25.	Government grants and assistance

Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed and that these subsidies will be obtained. These are recorded as revenue or expense deduction in the income statement for the period of enjoyment of benefit and subsequently are allocated to the tax incentives reserve under shareholders’ equity.

3.2.26.	Dividend and interest on own capital

The distribution of dividends or interest on shareholders' equity is recognized as a liability, calculated based on Corporate Law, the bylaws and the Company's Dividend Policy, which establishes that the minimum annual dividend is the lowest amount between (i) 25% of adjusted net income or (ii) the consolidated operating cash flow for the year and, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded under the additional dividends proposed in shareholders' equity, until approved by the shareholders at the General Assembly. After approval, reclassification to current liabilities is made.

The tax benefit of interest on equity is recognized in the income statement.

3.2.27.	Share capital

Common shares are classified under shareholders’ equity. Incremental costs directly attributable to a public offer are stated under shareholders’ equity as a deduction from the amount raised, net of taxes.

In 2019, the Company reclassified the share issuance costs from capital reserve to share capital.

3.2.28.	Revenue recognition

Revenue from contracts with customers are recognized as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

The Company follows the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligation provided for in the contracts and (v) recognition of revenue when the performance obligation is met.

For operating segment Pulp, revenue recognition is based on the parameters provided by (i) International Commercial Terms (“Incoterms”), when destined for the foreign market and (ii) lead time, when destined for the internal market.

For operating segment Paper and Consumer Goods, revenue recognition is based on the parameters provided by lead time and are products destined for internal market.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

Are measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts and recognized in accordance with the accrual basis of accounting, when the amount is reliably measured.

Accumulated experience is used to estimate and provide for the rebates and discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade accounts receivable) is recognized for expected rebates and discounts payable to customers in relation to sales made until the end of the reporting period. No significant element of financing is deemed present as the sales are made with a short credit term.

3.2.29.	Financial income and expenses

Include interest income on financial assets, at the effective interest rate that includes the amortization of funding raising costs, gains and losses on derivative financial instruments, interest on loans and financing, exchange variations on loans and financing and other assets and financial liabilities and monetary variations on other assets and liabilities. Interest income and expenses are recognized in the income statement using the effective interest method.

3.2.30.	Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by (losses) the weighted average number of ordinary shares during the year.

Diluted earnings per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all dilutive potential ordinary shares into ordinary shares.

3.2.31.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the administrative expense, during the period in which the targets are attained.

3.2.32.	Accounting judgments, estimates and assumptions

As disclosed in note 2, Management used judgments, estimates and accounting assumptions regarding the future, whose uncertainty may lead to results that require a significant adjustment to the book value of certain assets, liabilities, income and expenses in future years, are presented below:

(i)	business combination (Note 1.2.1);

(ii)	fair value of financial instruments (Note 4);

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

(iii)	annual analysis of the impairment of non-financial assets (Notes 5 and 18);

(iv)	fair value of biological assets (Note 13);

(v)	useful life of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);

(vi)	provision for legal liabilities (Note 20);

(vii)	pension and post-employment plans (Note 21); and

(viii)	share-based payment transactions (Note 22).

The Company reviews the estimates and underlying assumptions used in its accounting estimates on annual basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

3.2.33.	New standards, revisions and interpretations not yet in force

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

4.	Financial Instruments and Risks Management

4.1.	Financial risks management

4.1.1.	Overview

As a result of its activities, the Company is exposed to several financial risks, the main factors considered by management are set forth below:

(i)	liquidity;

(ii)	credit;

(iii)	exchange rate;

(iv)	interest rate;

(v)	fluctuations of commodity prices; and

(vi)	capital.

The Management is focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended level of volatility can influence the Company’s cash flows and income statement.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The Company has policies and procedures for managing market risk which aims:

(i)	reduce, mitigate or transfer exposure aiming to protect the Company’s cash flows and assets against fluctuations of market prices of raw material and products, exchange rates and interest rates, price and adjustment index ("market risk") or other assets or instruments traded in liquid markets or not to which the value of the assets, liabilities and cash flows are exposed;

(ii)	establish limits and instruments with the purpose of allocating the Company's cash within acceptable credit risk exposure parameters of financial institutions; and

(iii)	optimize the process of hiring financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds used to hiring inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks prohibited, except those arising from its operating activities.

Hedging instruments are hired exclusively for hedging purposes and are based on the following terms:

(i)	cash flow protection against currency mismatch;

(ii)	revenue flow protection for debt settlement and interest to fluctuation of interest rate and currencies; and

(iii)	fluctuation in pulp price and other risk factors.

Treasury team is responsible for identification, evaluating and seeking protection against possible financial risk. Board of Directors approves the financial policies that establish the principles and guidance for global risk management, the areas involved in these activities, the use of derivative and non-derivative financial instruments and the allocation of cash surplus.

The Company uses the most liquid financial instruments, and:

(i)	does not hired leveraged transactions or with other forms of embedded options that change its purpose of protection (hedge);

(ii)	does not have double indexed debt or other forms of implied options; and

(iii)	does not have any transaction that require margin deposits or other forms of collateral for counterparty credit risk.

The Company does not adopt hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 27.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	December 31, 2019	December 31, 2018
Assets
Amortized cost
Cash and cash equivalents (Note 5)	3,249,127	4,387,453
Trade accounts receivable (Note 7)	3,035,817	2,537,058
Other assets	563,993	263,110
	6,848,937	7,187,621
Fair value through other comprehensive income
Other investments (Note 14)	20,048
	20,048

Fair value through profit or loss
Derivative financial instruments (Note 4.6)	1,098,972	493,934
Marketable securities (Note 6)	6,330,334	21,098,565
	7,429,306	21,592,499
	14,298,290	28,780,120
Liabilities
Amortized cost
Loans, financing and debentures (Note 18.1)	63,684,326	35,737,509
Lease liabilities (Note 19.2)	3,984,070
Liabilities for assets acquisitions and subsidiaries (Note 23)	541,615	992,512
Trade accounts payable (Note 17)	2,376,459	632,565
Other liabilities	578,061	404,655
	71,164,531	37,767,241
Fair value through profit or loss
Derivative financial instruments (Note 4.6)	2,917,913	1,636,700
	2,917,913	1,636,700
	74,082,444	39,403,941

4.1.3.	Fair value of loans and financing

The financial instruments are recognized at their contractual amounts. Derivative financial instrument agreements, used exclusively for hedging purposes, are measured at fair value.

In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair value of interest rate and indexes swaps is calculated as the present value of their future cash flows discounted at the current interest rates available for operations with similar remaining terms and maturities. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais and the British Bankers Association and Bloomberg for London Interbank Offered Rate (“LIBOR”) rate transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.

In order to determine the fair value of financial instruments traded in over-the-counter or unliquidated markets, a number of assumptions and methods based on normal market conditions and not for liquidation or forced sale, are used at each balance sheet date, including the use of option pricing models such as Garman-Kohlhagen, and estimates of discounted future cash flows. The fair value of agreements for the fixing of oil bunker prices is obtained based on the Platts index.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The result of the trading of financial instruments is recognized at the closing or hiring dates, where the Company undertakes to buy or sell these instruments. The obligations arising from the hiring of financial instruments are eliminated from our financial statements only when these instruments expire or when the risks, obligations and rights arising there from are transferred.

The estimated fair values of loans and financing are set forth below:

	Yield used to discount	December 31, 2019	December 31, 2018
Quoted in the secondary market
In foreign currency
Bonds	U.S.$	30,066,087	15,035,165
Estimated to present value
In foreign currency
Export credits (“Pre-payment”)	LIBOR U.S.$	17,213,963	12,819,072
Export credits (“Finnvera”)	LIBOR U.S.$		832,907
Export credits (“ACC/ACE”)	DI 1	575,521	1,732,088
In local currency
BNP – Forest Financing	DI 1	193,646
BNDES – TJLP	DI 1	1,895,959	206,601
BNDES - TLP	DI 1	535,812
BNDES – Fixed	DI 1	113,979	348,827
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	693,969
BNDES - Currency basket	DI 1	54,420	169,243
CRA (“Agribusiness Receivables Certificate”)	DI 1	6,039,983	2,383,775
Debentures	DI 1	5,534,691	4,721,603
FINAME (“Special Agency of Industrial Financing”)	DI 1	14,168
FINEP (“Financier of Studies and Projects”)	DI 1	5,138
NCE (“Export Credit Notes”)	DI 1	1,445,383	1,501,623
NCR (“Rural Credit Notes”)	DI 1	288,122	297,375
Export credits (“Pre-payment”)	DI 1	1,464,798
FDCO (“West Center Development Fund”)	DI 1	571,904
		66,707,543	40,048,279

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk

The Company’s guidance is to maintain a strong cash and marketable securities position to meet its financial and operating obligations. The amount kept as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested in highly liquid financial investments according Cash Management Policy.

All derivatives financial instruments were in the over-the-counter derivatives and do not require deposit of guarantee margins.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The remaining contractual maturities of financial liabilities are disclosed at the reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

	December 31, 2019
	Total book value	Total future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,376,459	2,376,459	2,376,459
Loans, financing and debentures	63,684,326	89,708,210	8,501,278	5,692,149	29,088,292	46,426,491
Lease liabilities	3,984,070	7,109,966	559,525	1,426,011	1,186,386	3,938,044
Liabilities for asset acquisitions and subsidiaries	541,615	618,910	103,132	101,149	315,989	98,640
Derivative financial instruments	2,917,913	8,299,319	1,488,906	415,791	1,258,200	5,136,422
Other liabilities	578,061	578,061	456,338	121,723
	74,082,444	108,690,925	13,485,638	7,756,823	31,848,867	55,599,597

	December 31, 2018
	Total book value	Total future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	632,565	632,565	632,565
Loans, financing and debentures	35,737,509	54,020,082	5,158,441	4,091,669	18,372,597	26,397,375
Liabilities for asset acquisitions and subsidiaries	992,512	1,099,331	495,862	100,715	316,730	186,024
Derivative financial instruments	1,636,700	2,149,710	790,679	736,715	465,853	156,462
Other liabilities	404,655	404,655	367,314	37,341
	39,403,941	58,306,342	7,444,861	4,966,440	19,155,180	26,739,859

4.3.	Credit risk management

It is related to the possibility of non-compliance with the counterparty commitment in an operation. Credit risk is managed on a group and arises from cash equivalents, marketable securities, derivative financial instruments, bank deposits, Bank Deposit Certificates ("CDB"), fixed income box, repurchase agreements, letters of credit, insurance, receivable terms of customers, advances to suppliers for new projects, among others.

4.3.1.	Customers and advances to supplier

The Company has commercial and credit policies aimed at mitigating any risks arising from its customers' default, mainly through hiring of credit insurance policies, bank guarantees provided by first-tier banks and collaterals according to liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risk regarding payment performance, both for exports and for domestic sales.

For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine individual credit limits to each customer according to the identified risk. Each analyze is submitted for approval according to established hierarchy and, if applicable, to approval from the Management’s meeting and the Credit Committee.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The risk classification of trade accounts receivable is set forth below:

	December 31, 2019	December 31, 2018
Low (1)	2,775,364	2,447,184
Average (2)	168,836	66,587
High (3)	133,613	60,466
	3,077,813	2,574,237

1)	Current and overdue to 30 days.
2)	Overdue between 30 and 90 days.
3)	Overdue more than 90 days and renegotiated with the customer or with guarantees.

Part of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$41,996 and R$37,179 as of December 31, 2019 and 2018, respectively.

4.3.2.	Banks and financial institutions

The Company, in order to mitigate credit risk, maintains its financial operations diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.

The book value of financial assets representing the exposure to credit risk is set forth below:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	3,249,127	4,387,453
Marketable securities	6,330,334	21,098,565
Derivative financial instruments	830,426	493,934
	10,409,887	25,979,952

The counterparties, substantially financial institutions, in which transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the rating agencies. The risk rating is set forth below:

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Risk rating (1)
AAA	190,360	19,736,151		141,296
AA+		5,257,518
AA		68,207		259,711
AA-	56,388	422,899
A+	606,757		27,363
A	188,458	80	165,851	51,281
A-	211,238	1,160	222,761
brAAA	7,153,079		404,693
brAA+	745,177		9,758
brAA	372,188
brAA-	23,050
brA	17,847
Others	14,919	1		41,646
	9,579,461	25,486,016	830,426	493,934

1)	We use the Brazilian Risk Rating and the rating is given by agencies Fitch Ratings, Standard & Poor’s and Moody’s.

4.4.	Market risk management

The Company is exposed to several market risks, mainly, related to fluctuations in exchange rate variation, interest rates, inflation rates and commodity prices that may affect its results and financial situation.

To mitigate the impacts, the Company has processes to monitor exposures and policies that support the implementation of risk management.

The policies establish the limits and the instruments to be implemented for the purpose of:

(i)	protecting cash flow due to currency mismatch,

(ii)	mitigating exposure to interest rates,

(iii)	reducing the impacts of fluctuation in commodity’s prices, and

(iv)	change of debt indexes.

The market risk management comprises the identification, the assessment and the implementation of the strategy, with the effective hiring of adequate financial instruments.

4.4.1.	Exchange rate risk management

The fundraising financing and the currency hedge policy of the Company are guided considering substantial part of net revenue arises from exports with prices negotiated in U.S.Dollar, while substantial part of the production costs is attached to the Brazilian Real. This structure allows the Company to hired export financing in U.S.Dollar and to reconcile financing payments with the cash flows of receivables from sales in foreign market, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

Moreover, the Company hires U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 18-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. dollars, is set forth below:

	December 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	2,527,834	1,143,968
Trade accounts receivables	2,027,018	1,661,108
Derivative financial instruments	9,440,141	493,685
	13,994,993	3,298,761
Liabilities
Trade accounts payables	(1,085,207)	(72,680)
Loans and financing	(45,460,138)	(26,384,721)
Liabilities for asset acquisitions and subsidiaries	(288,172)	(333,049)
Derivative financial instruments	(11,315,879)	(1,464,569)
	(58,149,396)	(28,255,019)
Net liability exposure	(44,154,403)	(24,956,258)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$/U.S.$ = R$4.0307).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S.$. at the rates of 25% and 50%, before taxes.

The following table set forth the potential impacts in absolute amounts:

	December 31, 2019
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
Cash and cash equivalents	2,527,834	631,959	1,263,917
Trade accounts receivable	2,027,018	506,755	1,013,509
Trade accounts payable	1,085,207	271,302	542,604
Loans and financing	45,460,138	11,365,035	22,730,069
Liabilities for asset acquisitions and subsidiaries	288,172	72,043	144,086

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S.$. at the rates of 25% and 50%, before taxes.

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2019
	Effect on profit or loss and equity
	Probable	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)
Financial instruments derivatives
Derivative options	(2,198,750)	(4,087,518)	(8,175,033)	(4,087,510)	(8,175,024)
Derivative swaps	66,981	(2,710,465)	(6,048,324)	(3,011,787)	(6,383,188)

4.4.2.	Interest rate risk management

Fluctuations in interest rates could result in increase or decrease in costs of new financing and transactions already hired.

The Company constantly pursuit of alternatives to use financial instruments in order to avoid negative impacts on its cash flows.

Considering LIBOR's risk of extinction over the next few years the Company has negotiating its contracts with clauses that envisage the discontinuation of the interest rate. Most debt agreements attached to LIBOR has some clause of substitution of the rate by a reference index or interest rate equivalent. For agreements that do not have a specific clause, the parties will renegotiate. The derivative agreements attached to LIBOR, provide for negotiations between the parties to define a new rate or an equivalent rate will be provided by the calculation agent.

Over the next few years, until LIBOR expires, the Company will actively work to reflect an equivalent replacement rate in all of its agreements.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody ("SELIC") and the London Interbank Offered Rate (“LIBOR”) may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The following table set forth the potential impacts in absolute amounts:

	December 31, 2019
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI
Cash and cash equivalents	630,075	6,931	13,862
Marketable securities	6,330,334	69,634	139,267
Loans and financing	11,482,992	581,039	252,626

TJLP
Loans and financing	9,720,880	622,671	270,727

LIBOR
Loans and financing	16,229,715	356,183	154,862

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2019
	Effect on profit or loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative options	66,981	(72,473)	(142,327)	75,530	154,446
Derivative swaps	(2,198,750)	(42,752)	(83,345)	44,995	92,339
Libor
Financial instruments derivatives
Liabilities
Derivative swaps	(2,198,750)	163,314	326,151	(163,811)	(328,121)

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on December 31, 2019. The probable scenario was extrapolated considering an appreciation/depreciation of 25 % and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

	December 31, 2019
	Impact of an increase/decrease of US-CPI on the fair value
	Probable	Possible (25%)	Remote (50%)
Embedded derivative in forestry partnership and standing wood supply agreements	268,547	107,815	220,514

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

4.4.3. Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the pulp price and analyses future trends, adjusting the forecast which that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company's operations. Price protection operations cellulose available on the market have low liquidity and volume and large distortion in price formation.

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market. In this case, the Company assess, when comprehend necessary, hiring derivative financial instruments to set oil price.

On December 31, 2019, there is long position in bunker oil U.S.$0.364 to hedge its logistics costs. (U.S.$5,344 as of December 31, 2018).

4.4.3.1.	Commodity price risk management

This analysis assumes that all other variables, particularly price risk, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

	December 31, 2019
	Impact of an increase/decrease of price risk
	Probable	Possible (25%)	Remote (50%)
Oil derivative	(92)	478	864

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants.

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on the agreed dates.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below:

(i)	Swap: the future value of the asset and liability are estimated by the cash flows projected by the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US dollar-denominated tip is measured using the discount using the exchange coupon curve (the remuneration, in US dollars, of the Reais invested in Brazil) and in the case of the BRL-denominated tip, the discount is made using Brazil's interest curve, being the future curve of the DI, considering both the credit risk of the Company and the counterparty. The exception is pre-fixed contracts x US$ where the present value at the tip denominated in US$ is measured through the discount using the LIBOR curve, disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.

(ii)	Options (Zero Cost Collar): the fair value was calculated based on the Garman-Kohlhagen model, considering both Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from B3 exchange information to calculate the fair values.

(iii)	Non-deliverable forward (NDF): a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, it is verified the difference between this quotation obtained and the rate that was contracted for the operation, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract and brought to present value by the future DI curve. Interest rate curves were obtained from B3.

(iv)	Swap US-CPI: liability cash flows are projected by the US inflation curve US-CPI, obtained by the implicit rates for inflation-linked US securities (“Treasury Protected against Inflation - TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rate implicit in the embedded derivative. The fair value of the embedded derivative is the difference between the two components, adjusted to present value by the curve of the exchange coupon obtained from B3.

(v)	Swap Bunker (oil): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, it is verified the difference between this projection obtained and the rate that the operation was contracted, considering both of Company’s and counterpart’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value by the LIBOR curve disclosed by Bloomberg.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

The yield curves used to calculate the fair value in December 31, 2019, are as set forth below:

Interest rate curves
Term	Brazil	United States of America	Dollar coupon
1M	4.41% p.a.	1.91% p.a.	13.33% p.a.
6M	4.33% p.a.	1.84% p.a.	4.37% p.a.
1A	4.56% p.a.	1.77% p.a.	3.40% p.a.
2A	5.28% p.a.	1.68% p.a.	2.93% p.a.
3A	5.79% p.a.	1.66% p.a.	2.81% p.a.
5A	6.43% p.a.	1.70% p.a.	2.87% p.a.
10A	7.01% p.a.	1.86% p.a.	3.31% p.a.

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Instruments contracted with protection strategy
Operational Hedge
NDF (R$ x U.S.$)		150,000		17,036
Zero Cost Collar (R$ x U.S.$)	3,425,000	3,040,000	67,078	(134,814)

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$)	2,750,000	2,757,143	(444,910)	(170,707)
Swap IPCA to CDI (notional in Reais)	843,845		233,255
Swap IPCA to Fixed (U.S.$)	121,003		30,544
Swap CDI x Fixed (U.S.$)	3,115,614	2,402,110	(1,940,352)	(853,141)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000		(33,011)

Hedge de Commodity
Swap US-CPI standing wood (U.S.$)	679,485		268,547
Swap Bunker (oil)	365	5,344	(92)	(1,140)
			(1,818,941)	(1,142,766)

Current assets			260,273	352,454
Non-current assets			838,699	141,480
Current liabilities			(893,413)	(596,530)
Non-current liabilities			(2,024,500)	(1,040,170)
			(1,818,941)	(1,142,766)

Outstanding agreements on December 31, 2019, are over-the-counter operations without any margin or early settlement clause imposed due to mark-to-market variations.

Each existing agreement and respective protected risks are set forth below:

i)	CDI Swap x Fixed U.S.$.: positions in conventional swaps by changing the rate of Interbank Deposits (“DI”) by pre-fixed U.S.$ rate. The purpose is to change the debt index from Brazilian Reais to U.S.$.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

ii)	IPCA Swap x CDI: positions in conventional swaps by changing from Amplified Consumer Price Index (“IPCA”) to rate of DI. The purpose is to change the debt index to Brazilian Reais.

iii)	IPCA Swap x Fixed U.S.$.: positions in conventional swaps by changing from Amplified Consumer Price Index (“IPCA”) to pre-fixed U.S.$ rate. The purpose is to change the debt index from Brazilian Reais to U.S.$.

iv)	Swap LIBOR x Fixed U.S.$.: positions in conventional swaps exchanging floating rates from pre-fixed rate (LIBOR) to U.S.$. The purpose is to protect the cash flow of variations in the U.S.$ interest rate.

v)	Swap pre-Fixed x Fixed U.S.$: positions in conventional swaps exchanging from pre-fixed rate in Brazilian Reais to pre-fixed rate in U.S.$. The purpose is to change the exposure of debt from Brazilian Reais to U.S.$.

vi)	Zero-Cost Collar: positions in an instrument consisting of the simultaneous combination of the purchase of put options and the sale of U.S.$ call options, with the same principal and maturity, in order to protect the cash flow of exports. This strategy establishes an interval where there is no deposit or receipt of financial margin on the position adjustments.

vii)	NDF - Non-Deliverable Forward: NDF U.S.$.: Positions sold in futures contracts of U.S.$, with the purpose of protecting the cash flow of exports.

viii)	Swap Bunker (oil): positions purchased in oil bunker, with the purpose of protecting logistics costs related to the see freight agreements.

ix)	Swap US-CPI: The embedded derivative refers to the swap for the sale of US-CPI variations within the term of the forest partnership and the provision of standing wood agreements.

4.5.2.	Fair value by maturity schedule

	December 31, 2019	December 31, 2018
2019		(244,069)
2020	(633,644)	(180,333)
2021	98,850	87,851
2022	(154,734)	83,692
2023	185,209	80,052
2024	(197,718)	82,963
2025	(606,827)	(486,958)
2026 onwards	(510,077)	(565,964)
	(1,818,941)	(1,142,766)

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

	Notional value			Fair value
	Currency	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Debt hedge
Assets
Swap CDI x Fixed (U.S.$)	R$	11,498,565	8,722,620	11,673,117	119,178
Swap Pre-Fixed to U.S.$ (U.S.$)	R$	1,317,226		1,478,336
Swap LIBOR x Fixed (U.S.$)	U.S.$	2,750,000	2,757,143	11,063,970
Swap IPCA x CDI	IPCA	933,842		1,093,067
Swap IPCA x U.S.$	IPCA	499,441		579,307
				25,887,797	119,178
Liabilities
Swap CDI x Fixed (U.S.$)	U.S.$	3,115,614	2,402,110	(13,613,469)	(972,319)
Swap LIBOR x Fixed (U.S.$)	U.S.$	350,000	2,757,143	(1,511,347)	(170,707)
Swap LIBOR x Fixed (U.S.$)	U.S.$	2,750,000		(11,508,880)
Swap IPCA x CDI	R$	843,845		(859,812)
Swap IPCA x U.S.$	U.S.$	121,003		(548,763)
				(28,042,271)	(1,143,026)
				(2,154,474)	(1,023,848)
Operational hedge
Zero cost collar (U.S.$ x R$)	U.S.$	3,425,000	3,040,000	67,078	(134,814)
NDF (R$ x U.S.$)	U.S.$		150,000		17,036
				67,078	(117,778)
Commodity hedge
Swap US-CPI (standing wood)	U.S.$	679,485		268,547
Swap Bunker (oil)	U.S.$	365	5,344	(92)	(1,140)
				268,455	(1,140)
				(1,818,941)	(1,142,766)

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	December 31, 2019	December 31, 2018
Operational hedge
Zero cost collar (R$ x U.S.$)	(104,040)	(110,271)
NDF (R$ x U.S.$)	63,571	(1,235,448)
	(40,469)	(1,345,719)
Commodity hedge
Swap Bunker (oil)	3,804
	3,804
Debt hedge
Swap CDI x Fixed (U.S.$)	(68,362)	19,145
Swap IPCA x CDI	23,024
Swap Pre-Fixed to U.S.$ (U.S.$)	(26,358)
Swap LIBOR x Fixed (U.S.$)	(27,088)	(4,939)
	(98,784)	14,206
	(135,449)	(1,331,513)

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

4.6.	Fair value hierarchy

For the year ended on December 31, 2019, there were no changes between the 3 (three) levels of hierarchy, except for Ensyn’s and Spinnova’s investments as disclosed in Note 3.1.5, which became to be recognized trough by equity method. There were no transfers between levels 1, 2 and 3 during the periods disclosed.

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,098,972		1,098,972
Marketable securities	1,631,319	4,699,015		6,330,334
	1,631,319	5,797,987		7,429,306

Fair value through other comprehensive income
Other investments - CelluForce			20,048	20,048
			20,048	20,048

Biological assets			10,571,499	10,571,499
			10,571,499	10,571,499
Total assets	1,631,319	5,797,987	10,591,547	18,020,853

Liabilities
Fair value through profit or loss
Derivative financial instruments		2,917,913		2,917,913
		2,917,913		2,917,913
Total liabilities		2,917,913		2,917,913

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		493,934		493,934
Marketable securities	14,933,513	6,165,052		21,098,565
	14,933,513	6,658,986		21,592,499

Biological assets			4,935,905	4,935,905
			4,935,905	4,935,905
Total Assets	14,933,513	6,658,986	4,935,905	26,528,404

Liabilities
Fair value through profit or loss
Derivative financial instruments		1,636,700		1,636,700
		1,636,700		1,636,700
Total Liabilities		1,636,700		1,636,700

4.7.	Capital management

The main objective is to strengthen its capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

The Company monitors constantly significant indicator, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	December 31, 2019	December 31, 2018
Cash and banks	1.83	2,464,097	1,151,766

Cash equivalents
Local currency
Fixed-term deposits (1)	99.52% of CDI	630,075	3,215,252

Foreign currency
Fixed-term deposits (1)	1.58	154,955	20,435
		3,249,127	4,387,453

1)   Refers to Time Deposit and Sweep Account applications, maturing up to 90 days.

Time Deposit is a remunerated bank deposit with a specific maturity period.

Sweep Account: is a paid sweep account. At the end of the day, the balance remaining in the account is automatically applied and automatically made available the next business day in the morning.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	December 31, 2019	December 31, 2018
In local currency
Investment funds	61.51% of CDI	6,683
Private funds	98.73% of CDI	1,431,303	14,933,513
Public titles measured at fair value through profit or loss		1,631,319	2,049,281
Private Securities (Compromised)	98.73% of CDI	3,081,326	4,115,771
Private Securities (Compromised) - Escrow Account (1)	101.02% of CDI	179,703
		6,330,334	21,098,565

Current		6,150,631	21,098,565
Non-Current		179,703

1)	Refers to the guarantee account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions to the conclusion of the Losango Project provided for in the agreement entered with CMPC Celulose Riograndense SA ("CMPC"). The Losango Project was a transaction to buy and sell lands and forests involving Fibria and CMPC, entered into in December 2012.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

7.	TRADE ACCOUNTS RECEIVABLE

7.1	Breakdown of balances

	December 31, 2019	December 31, 2018
Domestic customers
Third parties	1,027,034	853,684
Receivables Investment Fund ("FIDC")		22,299
Related parties (note 11)	23,761	36,727

Foreign customers
Third parties	2,027,018	1,661,527

(-) Expected credit losses	(41,996)	(37,179)
	3,035,817	2,537,058

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable in the balance sheet as at December 31, 2019, is R$3,544,625 (R$396,563 as at December 31, 2018).

7.2	Breakdown of trade accounts receivable by maturity

	December 31, 2019	December 31, 2018
Current	2,552,459	2,119,188
Overdue
Up to 30 days	180,909	291,050
From 31 to 60 days	148,388	54,845
From 61 to 90 days	20,448	10,982
From 91 to 120 days	20,680	7,446
From 121 to 180 days	17,899	6,285
More than 180 days	95,034	47,262
	3,035,817	2,537,058

7.3	Rollforward of the expected credit losses

	December 31, 2019	December 31, 2018
Beginning balance	(37,179)	(38,740)
Business combination with Fibria (1)	(5,947)
Addition	(18,650)	(11,578)
Reversal	6,364	5,128
Write-off	13,383	8,993
Exchange rate variation	33	(982)
Ending balance	(41,996)	(37,179)

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

7.4	Main customers

The Company has one customer for 10% of net sales of pulp segment for the year ended on December 31, 2019 and 2018.

8.	INVENTORIES

	December 31, 2019	December 31, 2018
Finished goods
Pulp
Domestic (Brazil)	575,335	167,317
Foreign	2,229,206	485,226
Paper
Domestic (Brazil)	199,635	227,303
Foreign	70,199	67,872
Work in process	75,377	52,882
Raw material	1,047,433	626,150
Spare parts and other	488,410	226,354
	4,685,595	1,853,104

On December 31, 2019, inventories are net of estimated losses in the amounts of R$106,713 (R$33,195 as of December 31, 2018).

8.1	Rollforward of estimated losses

	December 31, 2019	December 31, 2018
Beginning balance	(33,195)	(51,911)
Business combination with Fibria (1)	(11,117)
Addition (2)	(111,077)	(10,605)
Reversal	9,734	5,873
Write-off (3)	38,942	23,448
Ending balance	(106,713)	(33,195)

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

2)	On December 31, 2019, refers, substantially, to estimated losses of inventories of finished goods and raw material, in the amounts of R$42,470 and R$39,382, respectively.

3)	On December 31, 2019, refers, substantially, to write-off of spare parts and raw material, in the amounts of R$5,786 and R$26,083, respectively.

On December 31, 2019, additional write-offs were booked in the income statement in the amount of R$5,190 (R$29,828 as of December 31, 2018).

On December 31, 2019 and December 31, 2018, there were no inventory items pledged as collateral.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

9.	RECOVERABLE TAXES

	December 31, 2019	December 31, 2018
IRPJ/CSLL – prepayments and withheld taxes	679,699	103,939
PIS/COFINS – on acquisition of property, plant and equipment (1)	61,376	55,518
PIS/COFINS – operations	589,142	12,426
PIS/COFINS – exclusion ICMS (2)	128,115
ICMS – on acquisition of property, plant and equipment (3)	115,560	78,154
ICMS – operations (4)	1,519,017	215,361
Reintegra program (5)	118,944	48,879
Other taxes and contributions	18,799	24,845
Provision for loss of ICMS credits (6)	(1,304,329)	(10,792)
Provision for loss of PIS/COFINS credits	(21,132)
Fair value adjustment on business combination with Fibria	(199,076)
	1,706,115	528,330
Current	997,201	296,832
Non-current	708,914	231,498

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

2)	The Company filed legal actions claiming the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992.

Regarding this subject, the Federal Supreme Court (“STF”) initially decided on March 15th, 2017, that ICMS is not included in the tax basis of the aforementioned contributions. The Federal Government made an appeal (“Embargos de Declaração”) in October 2017, requesting the reversal of the Supreme Court’s initial decision among other items. The appeal has yet to be judged.

Based on the Supreme Court’s initial decision and the legal opinion provided by external legal consultants, the Company believes that the probability of the Supreme Court altering its decision is remote. The Company thus started to exclude the ICMS from the tax basis of the referred contributions since August 2018, a practice also supported by court decisions.

For certain PIS and COFINS credits to be recovered, the Company has received final favorable court decisions. In the quarter ended September 30th, 2019, the Company recorded an asset of R$128,115 relating to PIS and COFINS tax credits within recoverable taxes and a gain in the statement of income (loss) within other operational results (note 30), regarding certain claims for the calculation period from 2006 to July 2018. The Company has estimated the amount attributable to these claims based on the available relevant fiscal documents, and this amount is subject to adjustments to be recorded by management in the future periods.

The Company has additional claims for which a final decision has not been received and for which no asset or gain have been recorded.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the state of Maranhão, Espírito Santo, Bahia and Mato Grosso do Sul, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Maranhão.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in Maranhão and the provision for full loss of the low probability of realization of the units of Espírito Santo, Bahia and Mato Grosso do Sul due to the difficulty of its realization.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

9.1.	Rollforward of provision for loss

	December 31, 2019
	ICMS	PIS e COFINS	Total
Beginning balance	(10,792)		(10,792)
Business combination with Fibria (1)	(1,211,109)		(1,211,109)
Addition	(82,428)	(21,132)	(103,560)
Ending balance	(1,304,329)	(21,132)	(1,325,461)

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

10.	ADVANCE TO SUPPLIERS

	December 31, 2019	December 31, 2018
Forestry development program	1,087,149	231,063
Advance to suppliers	170,481	85,963
	1,257,630	317,026

Current	170,481	98,533
Non-current	1,087,149	218,493

The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus in their own land to supply the agricultural product wood to Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at present value since they will be settled, preferably, in forests. In addition, the Company supports producers through technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has contractually guaranteed the right to make an offer to purchase the forest and/or wood for market value, however, this right does not prevent producers from negotiating the forest and / or wood with other market participants, provided that the incentive amounts are fully paid.

11.	RELATED PARTIES

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the usual market prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

On December 31, 2019, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties in relation to those disclosed in the annual financial statements of December 31, 2018, except for the transactions involving the Company’s that belonged to the Fibria, which became related parties of the Company due to the conclusion of the business combination in January 2019.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

11.1	Balances recognized in assets and liabilities

		Balances receivable (payable)
	Nature	December 31, 2019	December 31, 2018
Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	3	(125)
		3	(125)
Transactions with companies of the Suzano Group and other related parties
Bexma	Reimbursement for expenses	1	1
Bizma	Reimbursement for expenses	1	2
Ecofuturo	Social services	(9)	(33)
Ibema	Sale of pulp	23,755	36,721
Ibema	Purchase of products	(2,467)	(1,643)
Management	Reimbursement for expenses	(1)
		21,280	35,048
		21,283	34,923
Assets
Trade accounts receivable		23,761	36,727
Liabilities
Trade accounts payable		(2,478)	(1,804)
		21,283	34,923

11.2	Amounts transacted in the year

		Expenses (income)
	Nature	December 31, 2019	December 31, 2018
Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	(5,945)	(12,723)
		(5,945)	(12,723)
Transactions with companies of the Suzano Group and other related parties:
Bexma	Reimbursement for expenses	11	10
Bizma	Reimbursement for expenses	10
Ecofuturo	Social services	(5,272)	(4,184)
Ibema	Sale of pulp	111,325	107,252
Ibema	Purchase of products	(7,744)	16
IPFL	Reimbursement for expenses	4	4
Lazam - MDS	Sale of paper	7	(31)
Mabex	Aircraft services (freight)	(100)	(390)
Management	Reimbursement for expenses	(9,178)	541
Nemonorte	Real estate advisory	(330)	(491)
		88,733	102,727
		82,788	90,004

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

11.3	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the year, are set for the below:

	December 31, 2019	December 31, 2018	December 31, 2017
Short-term benefits
Salary or compensation	39,459	48,663	24,774
Direct and indirect benefits	1,747	2,828	2,959
Bonus	8,007	16,752	26,819
	49,213	68,243	54,552
Long-term benefits
Share-based compensation plan	45,739	62,150	33,554
	45,739	62,150	33,554
	94,952	130,393	88,106

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its wholly-owned subsidiaries located in Brazil are subject to the tax regime based on taxable income. The wholly-owned subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

In Brazil, the Law nº. 12,973/14 revoked article 74 of Provisional Measure nº.2,158/01 and determines that the parcel of the adjustment of the value of the investment in wholly-owned subsidiary, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at the each year ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in Abril 2019, which aims at a non-double taxation, in Brazil, of profit earned by its wholly-owned subsidiary located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided to not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for the year 2019. There is no provision for tax related to the profit of such wholly-owned subsidiary in 2019.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

12.1.	Deferred income and social contribution taxes

	December 31, 2019	December 31, 2018
Tax loss carryforwards	600,249	310,293
Negative tax base	146,346	6,627
Provision for judicial liabilities	265,571	101,667
Operating provisions and other losses	933,818	286,616
Exchange rate variation - Taxation on a cash basis	2,001,942	534,093
Losses on derivatives	618,427	291,254
Fair value adjustment on business combination – Amortization	713,656	5,327
Unrealized profit on inventories	293,322	227,830
Lease	2,922	6,196
Other temporary differences		4,056
Assets temporary differences	5,576,253	1,773,959

Goodwill - Tax benefit on unamortized goodwill	216,857	13,161
Property, plant and equipment - deemed cost adjustment	1,506,220	1,552,579
Accelerated tax depreciation	1,113,200	1,196,182
Borrowing cost	104,549
Fair value of biologic assets	53,502
Tax provision on results of subsidiaries abroad	463,850
Fair value adjustment on business combination with Fibria – Deferred taxes, net	502,347
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	43,559
Other temporary differences	17,004	41,172
Liabilities temporary differences	4,021,088	2,803,094

Non-current assets	2,134,040	8,998
Non-current liabilities	578,875	1,038,133

Except for tax loss carryforwards, the negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (“IRPJ”), other tax bases were subject to both taxes.

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is set forth below:

	December 31, 2019	December 31, 2018
Tax loss carry forward	2,400,998	1,241,172
Social contribution tax loss carryforward	1,626,064	73,633

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

The rollforward of net balance of deferred income tax is set for the below:

	December 31, 2019	December 31, 2018
Beginning balance	(1,029,135)	(1,787,354)
Business combination with Fibria (1)	1,034,842

Tax loss	270,559	(264,955)
Tax loss carryforwards	139,719	(23,203)
(Reversal)/provision for judicial liabilities	31,262	(1,964)
Operating provisions and other losses	(21,757)	82,785
Exchange rate variation - Taxation on a cash basis	552,421	451,300
Derivative losses	319,860	390,198
Fair value adjustment on business combination – Amortization	699,527	5,327
Unrealized profit on inventories	65,492	124,454
Lease	(3,274)	69
Adjustment to present value		174
Tax benefit on unamortized goodwill	(203,696)	(3,098)
Property, plant and equipment - Deemed cost	46,359	51,408
Accelerated depreciation	82,982	(13,067)
Borrowing cost	44,727	(23,145)
Fair value of biological assets	(60,778)	(22,307)
Tax provision on results of subsidiaries abroad	(351,485)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	(43,559)
Other temporary differences	(18,901)	4,243
Ending balance	1,555,165	(1,029,135)

1)       Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	December 31, 2019	December 31, 2018
Net income (loss) before taxes	(4,097,203)	165,298
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	1,393,049	(56,201)

Tax effect on permanent differences:
Taxation (difference) on profit of subsidiaries abroad (1)	(24,933)	(97,439)
Tax incentive – Reduction SUDENE		261,910
Equity method	10,878	2,576
Thin capitalisation	(95,003)	(2,553)
Credit related to Reintegra Program	4,515	37,627
Tax incentives applied to income tax (2)	18,919	20,505
Unrealized profit on operations with subsidiaries		16,786
Director bonus	(43,913)
Other	18,949	(28,695)
	1,282,461	154,516
Income tax
Current	(220,311)	(300,438)
Deferred	1,093,200	604,190
	872,889	303,752
Social Contribution
Current	(25,799)	(286,130)
Deferred	435,371	136,894
	409,572	(149,236)

Income and social contribution benefits (expenses) on the year	1,282,461	154,516

Effective rate of income and social contribution tax expenses	31%	(93.5)%

1)	The effect of the difference in taxation of subsidiaries is substantially due to the difference between the nominal rates of Brazil and subsidiaries abroad.

2)	Income tax deduction amount referring to the use of the PAT (“Worker Feeding Program”) benefit and donations made in cultural and sports projects.

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendency (“SUDENE”) in the Mucuri (BA) and Imperatriz (MA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027 and Imperatriz facility expire in 2024.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2017	4,548,897
Addition	1,285,490
Depletion	(709,547)
Loss on fair value adjustment	(129,187)
Disposal	(47,124)
Other write-offs	(12,624)
Balances on December 31, 2018	4,935,905
Business combination with Fibria (1)	4,579,526
Addition	2,849,039
Depletion	(1,905,118)
Gain on fair value adjustment	185,399
Disposal	(23,764)
Other write-offs	(49,488)
Balances on December 31, 2019	10,571,499

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

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

The Company’s biological assets are mainly of eucalyptus forest for reforestation used to supply wood to pulp and paper manufactory facility and are located in the states of São Paulo, Bahia, Espírito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the biological assets fair value measurements due to its nature.

The fair value of eucalyptus forests is determined semiannually through the income approach method by using the discounted cash flow method.

The assumptions used in measurement of the fair value of biological assets were:

i)	Average cycle of forest formation of 6 and 7 years;

ii)	Effective area of forest from the 3rd year of planting;

iii)	Average annual increment consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and ground conditions;

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

iv)	The estimated average standard cost per hectare includes expenses on silvicultural and forest management applied to each year of formation of the biological cycle of forests, plus costs of land lease agreements and opportunity cost of own land;

v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties and/or weighted by the cost of formation plus cost of capital plus estimated margin for regions where there is no market benchmark available; and

vi)	The discount rate used in cash flows is measured based on capital structure and other economic assumptions in an independent market participant in the sale of standing wood (forests).

The following table discloses the measurement of the premises adopted:

December 31, 2019
Planted useful area (hectare)	988,720
Mature assets	86,352
Immature assets	902,368
Average annual growth (IMA) – m3/hectare/year	38.34
Average gross sale price of eucalyptus – R$/m3	66.81
Discount rate - %	8.4%

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

The fair value adjustment recognized in year ended December 31, 2019 is justified by variation of indicators mentioned above, which combined resulted in a positive variation of R$185,399. The fair value adjustment was recognized under other operating income (expense), net.

December 31, 2019
Physical changes	(347.409)
Price	532,808
185,399

The Company manages the financial risks related to agricultural activities in a preventive manner. To reducing risks from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

The Company has no biological assets pledged in the year ended December 31, 2019.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

14.	INVESTMENTS

14.1.	Investments breakdown

	December 31, 2019	December 31, 2018
Investments in associates and joint ventures	140,934	14,338
Goodwill	161,464
Other investments evaluated at fair value through other comprehensive income	20,048
	322,446	14,338

14.2.	Investments in associates and joint ventures

	Information of joint ventures as of December 31,			Company Participation
	2019			In equity		In the income of the year
	Equity	Income of the year	Participation equity (%)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Associate
Ensyn Corporation (1)	252	(268)	25.30%	21,437		12,860
Spinnova (1)			24.06%	86,969		(1,332)
				108,406		11,528

Joint ventures
Ibema			49.90%	28,487	14,338	20,307	8,676
F&E Technologies LLC
			50.00%	4,041		134
				32,528	14,338	20,441	8,676
				140,934	14,338	31,969	8,676

1)	Investment by which the Company has had significant influence and, therefore, value by the equity method, Note 3.1.5.

14.3.	Business combination with Fibria

To determine the accounting criteria for recording this transaction with Fibria, we observed the provisions of IFRS 3 – Business Combination.

The direct costs related to the operation, recorded directly in general and administrative expenses for the year when incurred, totaled approximately R$100,387, substantially consisting of expenses with legal fees, auditing and other consulting services.

The net assets were evaluated by Management and an independent appraiser was hired to assist in determining their fair values. The methodology adopted for the determination of fair value adjustments on business combination with Fibria is described in Note 1.2.1.

The assets and liabilities were evaluated by Management and an independent appraiser was hired to assist in determining the fair values, and some qualified for booking in accordance with IAS 38 – Intangible Assets.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

As disclosed in note 1.1, on January 3, 2019, Suzano has acquired the control of Fibria.

The assets acquired and liabilities assumed at the fair value are set forth below in millions of Brazilian Reais:

	Fair value		Fair value
Assets		Liabilities
Current		Current
Cash and cash equivalents	1,795	Loans and financing	3,136
Marketable securities	4,316	Derivative financial instruments	276
Derivative financial instruments	211	Lease liabilities	376
Trade accounts receivable	1,302	Trade accounts payable	3,427
Inventories	6,187	Payroll and charges	402
Recoverable taxes	261	Taxes payable	129
Other assets	213	Dividends payable	6
		Other liabilities	126
Total current assets	14,285	Total current liabilities	7,878

Non-current		Non-current
Marketable securities	173	Loans and financing	17,591
Derivative financial instruments	455	Lease liabilities	2,599
Recoverable taxes	988	Derivative financial instruments	126
Advances to suppliers	604	Provision for contingencies, net	3,182
Judicial deposits	210	Deferred taxes	558
Deferred taxes	1,567	Other liabilities	251
Other assets	227
	4,224	Total non-current liabilities	24,307
		Total liabilities	32,185
Investments	200
Biological assets	4,580
Property, plant and equipment	24,961
Right of use	2,916
Intangible assets
Other intangible assets	309
Customer portfolio	9,031
Software	21
Cultivars	143
Supplier agreements	172	Equity
Port concession	749
Fair value adjustment of lease agreements	44	Shareholders‘ equity	37,236
Goodwill	7,897
	51,023	Non-controlling interest	111
Total non-current assets	55,247	Total equity	37,347
Total asset	69,532	Total liabilities and shareholders’ equity	69,532

During the measurement process of the assets acquired and liabilities assumed at the fair value, the Company has identified adjustments to the fair value of some assets and liabilities, as described below, however there were no changes in the goodwill amount.

(i)	An adjustment in the amount of R$72 million in the opening balance of the measurement of right of use and lease liabilities;

(ii)	Reclassification of financing leasing liability in the amount of R$142 million to lease liabilities that were previously classified as other liabilities; and

(iii)	Reclassification of financing leasing assets in the amount of R$83 million to lease rights that were previously classified as PP&E.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Annual average depreciation rate %		3	5		10 to 20

Cost
Balance as of December 31, 2017	4,348,593	2,815,673	15,846,331	483,735	288,395	23,782,727
Additions	705	2,319	143,058	1,321,350	25,913	1,493,345
Fair value adjustment from business combination – Facepa	27,381	(3,014)	27,506	(4,880)	2,821	49,814
Business combination – Facepa	7,446	18,505	46,165	3,395	1,920	77,431
Business combination - PCH	4,291	102,176	3,831	2	26	110,326
Write-offs	(34,523)	(8,654)	(67,280)		(1,183)	(111,640)
Interest capitalization				1,772		1,772
Transfer and other (2)	750,824	131,515	441,420	(1,339,218)	14,197	(1,262)
Balance as of December 31, 2018	5,104,717	3,058,520	16,441,031	466,156	332,089	25,402,513
Additions	337,932	1,943	136,855	1,477,420	47,524	2,001,674
Write-offs	(92,705)	(36,276)	(172,458)	(1,462)	(34,858)	(337,759)
Business combination with Fibria	2,151,338	3,918,552	20,255,811	425,868	454,759	27,206,328
Fair value adjustment - Fibria	2,637,671	1,502,021	5,109,939		195,684	9,445,315
Fair value adjustment – Facepa			3,072	(883)	(111)	2,078
Fair value adjustment – Ibema			5,448			5,448
Transfer and other (2)	182,621	323,029	740,879	(1,397,398)	(61,761)	(212,630)
Balance as of December 31, 2019	10,321,574	8,767,789	42,520,577	969,701	933,326	63,512,967

Depreciation
Balance as of December 31, 2017		(829,821)	(6,545,959)		(195,718)	(7,571,498)
Write-offs		1,462	60,506		196	62,164
Depreciation		(78,264)	(760,634)		(29,844)	(868,742)
Fair value adjustment from business combination - Facepa			(3,447)		(731)	(4,178)
Transfer and other (2)		7	1,391		(1,398)
Balance as of December 31, 2018		(906,616)	(7,248,143)		(227,495)	(8,382,254)
Additions		(255,888)	(2,123,193)		(91,170)	(2,470,251)
Write-offs		26,886	115,732		13,944	156,562
Business combination with Fibria (3)		(1,804,967)	(9,552,825)		(249,087)	(11,606,879)
Additions - Fair value adjustment from business combination - Fibria		(63,495)	(543,468)		(17,364)	(624,327)
Fair value adjustment from business combination - Facepa		(5,742)	(6,481)		(95)	(12,318)
Fair value adjustment from business combination - Ibema			(593)			(593)
Transfer and other (2)		29,906	508,585		9,547	548,038
Balance as of December 31, 2019		(2,979,916)	(18,850,386)		(561,720)	(22,392,022)

Net
Balance as of December 31, 2018	5,104,717	2,151,904	9,192,888	466,156	104,594	17,020,259
Balance as of December 31, 2019	10,321,574	5,787,873	23,670,191	969,701	371,606	41,120,945

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	Includes transfers carried out between the items of property, plant and equipment, intangible assets, right of use arising from lease agreements and inventories.

3)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

On December 31, 2019, the Company analyses the event and did not identified tan impairment of property, plant and equipment.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

15.1.	Items pledged as collateral

On December 31, 2019, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of Aracruz, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$24,985,741 (R$11,505,386 consisting substantially of the units of Imperatriz, Limeira, Mucuri and Suzano as of December 31, 2018).

15.2.	Capitalized expenses

During the year ended December 31, 2019, the Company capitalized interest in the amount of R$4.213 (R$1,772 as of December 31, 2018). The weighted average interest rate utilized to determine the capitalized amount was 9.50 % p.a. (6.55% p.a. as of December 31, 2018).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful life

	December 31, 2019	December 31, 2018
Vale Florestar	45,435	45,435
Paineiras Logística (1)		10
PCHM (1)		307
FACEPA	119,332	112,582
Fibria (2)	7,897,051
Other (3)	1,196	1,196
	8,063,014	159,530

1)	On December 31, 2019, the Company tested goodwill on expected future profitability (goodwill) arising from business combinations with PCH Mucuri and Paineiras Logística and identified an impairment of R$317 recognized in other operating results.

2)	Purchase price allocation in Note 1.2.2.

3)	The amount of R$1,196 related to other intangible assets with indefinite useful life such as servitude and electricity in the year ended December 31, 2019 and 2018.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 29.4.

The calculation of the value in use of non-financial assets is done annually using the discounted cash flow method. In 2019, the Company used the strategic plan and annual budget with growing projections until 2024 and the average perpetuity of the cash generating units considering a nominal tax of 3.6% p.a. from this date, based on historical information of previous years, economic and financial projections from each specific market that the Company has operations and additionally include official information disclosed by independent institutions and government agencies.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The discount rate adopted by the Management was 9.1% p.a, calculated based on weighted average cost of capital (“WACC”). The assumptions in the table set forth below were considered as significant assumptions:

	2020	2021	2022	2023	2024
Net average pulp price – Foreign market (USD/t)
Asia	502.30	670.00	767.00	577.00	588.60
Europa	506.70	603.00	691.80	553.90	565.00
North America	559.40	638.90	733.00	586.80	598.60
Latin America	545.50	660.40	757.60	606.60	618.70
Net average pulp price – Internal market (USD/t)	439.50	631.00	723.90	579.60	600.10
Average exchange rate (R$/U.S.$)	3.94	3.92	3.96	4.02	4.08
Discount rate (pos-tax)	9.1% p.a.	9.1% p.a.	9.1% p.a.	9.1% p.a.	9.1% p.a.
Discount rate (pre-tax)	12.5% p.a.	12.5% p.a.	12.5% p.a.	12.5% p.a.	12.5% p.a.

The recoverability of property, plant and equipment was tested in 2019 and no impairment loss was identified.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

16.2.	Intangible assets with determined useful life

		December 31, 2019	December 31, 2018
Beginning balance		180,311	141,785
Business combination with Fibria (1)		308,681
Additions		17,715	7,983
Fair value adjustment on business combination with Facepa			53,477
Fair value adjustment on business combination with Ibema		702
Amortization		(74,332)	(44,340)
Fair value adjustment on business combination with Fibria		10,159,550
Customer portfolio		9,030,779
Supplier agreements		172,094
Port services agreements		694,590
Port concession		54,470
Lease agreements		44,371
Cultivars		142,744
Software		20,502
Fair value adjustment on business combination with Fibria - Amortization:		(956,577)
Customer portfolio		(820,980)
Supplier agreements		(72,097)
Port services agreements		(29,362)
Port concession		(2,147)
Lease agreements		(7,499)
Cultivars		(20,392)
Software		(4,100)
Fair value adjustment on business combination with Facepa - Amortization		(15,430)
Fair value adjustment on business combination with Ibema - Amortization		(24)
Exchange rate variation		2,930	12,461
Transfers and others		26,263	8,945
Ending balance		9,649,789	180,311

Represented by	Average Annual Amortization Rate %
Trademarks and patents	5 to 10	20,649	19,477
Software	20	119,265	59,112
Customer portfolio	2.5 to 5	7,393	19,004
Non-compete agreement	5	2,150	2,812
Research and development agreement	19	74,643	79,906
Development and implementation of systems	20	1,687
Right of exploitation - Terminal concession of Macuco	4	166,932
Supplier Relationship - Chemicals	5	51,562
Others		1,857
Intangible assets (fair value adjustments) acquired in the business combination, net – Ibema		678
Intangible assets (fair value adjustments) acquired in the business combination, net – Fibria		9,202,973
Customer portfolio	9	8,209,799
Supplier agreements	13 to 100	99,997
Port services agreements	4	665,228
Ports concession	4	52,324
Lease agreements	17	36,871
Cultivars	14	122,352
Software	20	16,402
		9,649,789	180,311

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

Amortization of supplier and port services agreements, ports concession, lease agreements and cultivars are recognized as a cost of sales, amortization of customer portfolio is recognized in selling expenses, amortization of trademarks and patents, non-compete agreement, research and development agreement, development and implementation of systems are recognized administrative expenses, while software is recorded according to its use as cost of sales, administrative or sales expenses.

17.	TRADE ACCOUNTS PAYABLE

	December 31, 2019	December 31, 2018
In local currency
Related party (Companies of the Suzano group)	2,478	1,804
Third party	1,288,774	558,041

In foreign currency
Third party (1)	1,085,207	72,720
	2,376,459	632,565

1)	The Company had a take or pay agreement with Klabin S.A., under conditions differentiated in terms of volume, exclusivity, guarantees and payment terms in up to 360 days, and prices were practiced under conditions of contractually established. Following the requirements imposed by the European Union's competition authority, the contract with Klabin expired in July 2019. On December 31, 2019, the amount of R$936,887 in the consolidated refers to purchases of Klabin's pulp.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

		Average annual	Current		Non-current		Total
Type	Interest rate	interest rate - %	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
In foreign currency
BNDES	UMBNDES	6.6	26,307	21,577	27,620	139,940	53,927	161,517
Bonds	Fixed	5.7	640,177	216,624	27,375,673	11,189,403	28,015,850	11,406,027
Syndicated loan	LIBOR	2.7	29,268	37,546	12,269,251	11,787,588	12,298,519	11,825,134
Finnvera/EKN (“Export Credit Agencies”)	LIBOR			236,385		560,689		797,074
Financial lease	U.S.$			5,608		12,617		18,225
Export credits (ACC - pre-payment)	LIBOR/Fixed	4.1	1,965,600	1,896,717	3,162,228	274,673	5,127,827	2,171,390
Others			3,481				3,481
			2,664,833	2,414,457	42,834,772	23,964,910	45,499,604	26,379,367

In local currency
BNDES	TJLP	7.8	283,658	28,867	1,517,649	183,269	1,801,307	212,136
BNDES	TLP	9.2	18,404		441,233		459,637
BNDES	Fixed	5.2	39,325	26,119	77,333	95,034	116,658	121,153
BNDES	SELIC	5.9	78,458		718,017		796,475
FINAME	Fixed	6.6	4,781	970	9,564	2,010	14,345	2,980
BNB	Fixed	6.7	37,815	25,038	156,904	191,976	194,719	217,014
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	5.9	2,860,938	789,892	2,952,451	1,588,986	5,813,389	2,378,878
Export credit note	CDI	6.2	131,914	93,001	1,270,065	1,327,378	1,401,979	1,420,379
Rural producer Certificate	CDI	7.6	5,840	6,809	273,303	273,029	279,143	279,838
Export credits (“Pre payment”)	Fixed	6.2	77,694		1,312,586		1,390,280
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed	8.0	76,596	7,725	475,905	5,135	552,501	12,860
Others (Revolving Cost, Working capital and Industrial Development Fund (“FDI”))	Fixed	0.4	954	10,467	4,558	16,930	5,513	27,397
FDIC Funds of credit rights	Fixed			22,054				22,054
Fair value adjustment on business combination with Fibria			(63,256)				(63,256)
Debentures	CDI	6.7	9,997	1,297	5,412,035	4,662,156	5,422,032	4,663,453
			3,563,118	1,012,239	14,621,603	8,345,903	18,184,722	9,358,142
			6,227,951	3,426,696	57,456,375	32,310,813	63,684,326	35,737,509

Interest on financing			886,886	345,988	136,799		1,023,685	345,988
Non-current funding			5,341,065	3,080,708	57,319,576	32,310,813	62,660,641	35,391,521
			6,227,951	3,426,696	57,456,375	32,310,813	63,684,326	35,737,509

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

18.2.	Rollforward in loans, financing and debentures

	December 31, 2019	December 31, 2018
Beginning balance	35,737,509	12,191,856
Amounts from the business combination with Fibria (1)	20,667,096
Reclassification - accounts payable from lease operations (2)	(18,225)
Fundraising	18,993,837	25,539,994
Business combination with PCH / FACEPA		79,923
Interest accrued	3,362,250	839,278
Exchange rate variation, net	1,781,562	1,457,989
Settlement of principal	(13,994,708)	(3,738,577)
Settlement of interest	(2,977,957)	(669,088)
Fair value adjustment on business combination with Fibria	(63,256)
Amortization of fundraising costs	185,807	36,134
Other	10,411
Ending balance	63,684,326	35,737,509

1)	Business combination with Fibria its subsidiaries held on January 3, 2019, Note 1.2.1.

2)	As of January 1, 2019, the lease balance was reclassified to "Accounts payable from lease operations", due to adoption of IFRS 16 by the Company.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

18.3.	Breakdown by maturity – non current

	2021	2022	2023	2024	2025	2026	2027 onwards	Total
In foreign currency
BNDES - Currency basket	9,175	10,061	8,384					27,620
Bonds	762,320			2,402,437	2,379,661	2,812,354	19,018,901	27,375,673
Syndicated Loan	1,343,567	3,197,689	7,727,996					12,269,252
Export credits (ACC pre-payment)	136,320	13,143		2,015,350	997,414			3,162,227
	2,251,382	3,220,893	7,736,380	4,417,787	3,377,075	2,812,354	19,018,901	42,834,772

In local currency

BNDES – TJLP	269,593	265,467	266,362	239,883	292,573	169,102	14,668	1,517,648
BNDES – TLP	18,866	18,866	18,866	18,866	17,617	20,120	328,032	441,233
BNDES – Fixed	28,959	24,567	18,601	5,206				77,333
BNDES – Selic	76,117	73,304	96,312	88,347	210,392	173,545		718,017
FINAME	3,829	2,786	1,656	1,197	96			9,564
BNB	35,285	33,201	35,285	33,001	10,285	9,847		156,904
CRA (“Agribusiness Receivables Certificates”)		1,512,680	1,439,771					2,952,451
Export credit note					640,800	629,265		1,270,065
Rural producer certificate					137,500	135,803		273,303
Export credits (“Pre payment”)				1,312,586				1,312,586
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	67,986	67,986	67,986	67,989	67,986	67,986	67,986	475,905
Others (Revolving costs, working capital, FIDC and FDI)	4,559							4,559
Debentures					2,340,550	2,324,307	747,178	5,412,035
	505,194	1,998,857	1,944,839	1,767,075	3,717,799	3,529,975	1,157,864	14,621,603
	2,756,576	5,219,750	9,681,219	6,184,862	7,094,874	6,342,329	20,176,765	57,456,375

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

18.4.	Breakdown by currency

	December 31, 2019	December 31, 2018
Brazilian Reais	17,362,903	9,358,142
U.S. Dollar	45,460,138	26,217,850
Selic (1)	807,358
Currency basket	53,927	161,517
	63,684,326	35,737,509

1)	Contractual definition of currency in contracts with Brazilian National Bank for Economic and Social Development (“Banco Nacional de Desenvolvimento Econômico e Social or “BNDES”) that are in Brazilian Reais plus SELIC interest.

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
Nature	Cost	Amortization	December 31, 2019	December 31, 2018
Bonds	343,642	129,297	201,467	67,189
CRA and NCE	125,222	73,508	47,443	20,195
Import (“ECA”)	101,811	101,811		16,235
Syndicated Loan	72,774	33,209	40,382	30,552
Debentures	21,592	4,674	19,065	18,944
BNDES (“IOF”) (1)	53,730	13,702	38,447
Others	18,147	8,381	4,590	3,188
	736,918	364,582	351,394	156,303

1)	Tax on Financial Operations

18.6.	Relevant operations settled in the year

18.6.1.	Early settlement of CRA’s

On January 3, 2019, the Company settled the amount of R$878,573 of two series of CRA’s, with original maturities in 2021 and 2023 and a cost of 99% of CDI and IPCA + 4.5055% p.a. This settlement refers to the two of the nine series that were not obtained prior approval of the holders of the Certificates for the business combination between the Companies.

18.6.2.	BNDES

On March 15, 2019, the Company carried out the early settled of R$299,682 with the BNDES, comprising an installment to be amortized from the balance of the outstanding debt plus the corresponding remuneration up to the payment date.

18.6.3.	Export prepayment ("PPE")

On June 17, 2019, the Company, through its subsidiary Suzano International Trade GmbH (former Fibria International Trade GmbH), voluntarily prepaid the amount of U.S.$631,138 (equivalent to R$2,454,443), related to an export prepayment agreement, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in 2022.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

On June 18, 2019, the Company, through its subsidiary Suzano International Trade GmbH (former Fibria International Trade GmbH, voluntarily prepaid the amount of U.S.$156,032 (equivalent to R$602,410), related to an export prepayment agreement, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in October 2022.

18.6.4.	Finnvera

On April 29 and April 30, 2019, the Company voluntarily prepaid U.S.$ 208,400 (equivalent to R$822,200) related to certain financing agreements that were guaranteed by the export credit agencies Finnvera and EKN.

On June 17, 2019, the Company voluntarily prepaid the outstanding amount of U.S.$378,471 (equivalent to R$1,473,114) related to certain financing agreements that were guaranteed by the export credit agency Finnvera initially contracted in May 2016, which maturity date was 2025.

18.6.5.	Debentures

On March 27, 2019, the Company made the partial optional extraordinary amortization on the balance of the nominal unit value of all the debentures of this 7th issue, upon payment of the total amount of R$2,056,173, comprising an installment to be amortized balance of the nominal unit value of all debentures plus the corresponding remuneration.

On May 31, 2019, the Company redeemed in full its unsecured debentures of its 7th issuance, non-convertible into shares, with maturity on January 7, 2020, by paying the total outstanding amount of R$2,019,587, comprising the total balance of the face value per unit of the totality of the debentures of such issuance plus the corresponding remuneration.

18.7.	Relevant operations contracted in the year

18.7.1.	Senior Notes (“Notes 2029”)

On January 29, 2019, the Company, through its subsidiary Suzano Austria GmbH, reopened the Senior Notes 2029 with the additional issue of debt securities in the amount of U.S.$750,000 (equivalent to R$2,874,150). The notes mature in January 2029 and were issued with interest of 5.465% p.a., which will be paid semiannually. This transaction is fully and unconditionally guaranteed by Suzano S.A.

18.7.2.	Export prepayment contracts ("PPE")

On February 25, 2019, the Company entered into an export prepayment agreement in the amount of R$738,800, with annual interest payment of 8.35% p.a. and maturing in 2024.

On June 14, 2019, the Company, through its wholly-owned subsidiary Fibria International Trade GmbH, entered into a syndicated export prepayment transaction in the amount of U.S.$ 750,000 (equivalent to R$2,910,975), with a term of six years and grace period of five years. This transaction is fully and unconditionally guaranteed by Suzano S.A.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

On June 14, 2019, the Company entered into an export prepayment agreement in the amount of R$578,400, with annual interest payment of 7.70% p.a. and maturing in 2024.

18.7.3.	Senior Notes ("Notes 2047")

On May 21, 2019, the Company, through its subsidiary Suzano Austria GmbH, issued an additional amount of U.S.$250,000 (equivalent to R$1,020,250) of its 7.00% Senior Notes due 2047, with yield at the rate of 6.245% p.a. and spread at the rate of 7.0% p.a., to be paid semiannually, in March and September, with maturity on March 16, 2047. This transaction is fully and unconditionally guaranteed by Suzano S.A.

18.7.4.	Senior Notes ("Notes 2030")

On May 21, 2019, the Company, through its subsidiary Suzano Austria GmbH, issued an aggregate amount of U.S.$1,000,000 (equivalent to R$4,081,000) of 5.00% Senior Notes due 2030, with yield at the rate of 5.18% p.a. and spread at the rate of 5.0% p.a., to be paid semiannually, in January and July, with maturity on January 15, 2030. This transaction is fully and unconditionally guaranteed by Suzano S.A.

18.7.5.	BNDES

On May 17, 2019, BNDES released funds to the Company in the amount of R$108,050, with interest rates varying from Long Term Rate (“TLP”) plus interest rate of 0.96% p.a. to 1.44% p.a. to be paid from 2020 to 2028. The resources were applied to projects in the industrial, social and technological innovation areas.

On December 17, 2019, BNDES released funds to the Company in the amount of R$300,000, with interest rates of Long-Term Rate (“TLP”) plus interest rate 1.77% p.a. with maturity date on 2034. The resources were applied to projects in the forestry areas.

18.7.6.	Debentures

On January 7, 2019, the Company issued R$4,000,000 in 7th issue, single series, non-convertible shares, due in January 2020 and with interest rates of 103% up to 112% of the CDI rate.

On October 17, 2019, the Company issued 750,000, not-convertible into shares, unsecured, single series in the amount of R$750,000, with maturity date on September 15, 2028 and interest rate of 100% of CDI plus spread of 1.20% p.a.

18.7.7.	Advances on foreign exchange contracts (“ACC”), Advances on foreign exchange delivered (“ACE”) and Export prepayment (“PPE”)

Between October 21 and December 3, 2019, the Company entered into 10 ACCs, ACEs and PPEs agreements for a total of U.S.$450,000 (equivalent to R$1,868,743), with a maturity of up to 1 year. These transactions is fully and unconditionally guaranteed by Suzano S.A.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

18.7.8.	Revolving Credit Facility

On February 20, 2019, the Company, through its wholly-owned subsidiaries Suzano Austria GmbH and Suzano Pulp and Paper Europe SA, entered into a syndicated Revolving Credit Facility agreement in the amount of US$500,000 (equivalent to R$1,855,000), with a term of 5 years. This transaction is fully and unconditionally guaranteed by Suzano S.A.

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

19.	LEASE

19.1.	Right of use assets

As described in Note 3.1.1, the Company adopted IFRS 16 and applied the IFRS retrospectively with the cumulative effect of adoption recorded at the date of initial application. Accordingly, comparative periods were not restated.

On January 1, 2019, the amounts corresponding to the right to use the current agreements were recognized, in amounts equivalent to the present value of the obligations assumed with the counterparties. The amortization of these balances will occur according to the terms defined for the leases. Except for land agreements that are automatically extended for the same period by means of notification to the lessor, for the other agreements are not allowed automatic renewals and for an indefinite period, as well as the exercise of termination is a right of both parties.

The Company does not have lease agreements with clauses of (i) variable payments that are based on the performance of the leased assets (ii) guarantee of residual value (iii) restrictions, such as, for example, obligation to maintain financial ratios.

In addition, the Company recognized under right of use the residual value of the right to use the agreements previously classified as financial leases under IAS 17 and which were recognized in the Property, plant and equipment group until December 31, 2018, being reclassified the amount of R$89,338 in the initial adoption.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The effect of its adoption of the balances for the year ended December 31, 2019 is set forth below:

	Lands and Farms	Machines and Equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2018
Initial adoption on January 1, 2019	1,762,943	143,685	41,570	1,408,640	1,012	3,357,850
Additions	260,982	1,529	39,794	612,022		914,327
Amortization (1)	(254,280)	(15,163)	(35,365)	(116,207)	(925)	(421,940)
Balance as of December 30, 2019	1,769,645	130,051	45,999	1,904,455	87	3,850,237

1)	The amount of R$268,081 is reclassified to biological assets to compose the formation cost.

In the year ended December 31, 2019, the Company is committed to lease agreements not yet in force for ships expected to be delivered one unit in first quarter 2019 and one unit in first quarter 2020.

19.2.	Lease liabilities

At the adoption of IFRS 16, the Company recognized lease liabilities for the current agreements, and which were previously classified as operating leases in accordance with IAS 17 - Leasing Operations, except for agreements included in the practical expedient permitted by the standard and adopted by the Company, as described in Note 3.1.1.

The liabilities recognized as of January 1, 2019 correspond to the remaining balances payable of the lease contracts, measured to present value by the discount rates on the date of their adoption.

In addition, the Company recognized under lease liabilities the remaining balances of agreements previously classified as financial leases under IAS 17 and which were recognized in the group of loans and financing until December 31, 2018, being reclassified the amount of R$18,225 in the initial adoption, as set forth below:

Nature of agreement	Average rate - % per annual (1)	Maturity (2)	Present value of liabilities
Lands and farms	10.89	November 2046	1,761,273
Machines and Equipment’s	10.15	July 2032	214,569
Buildings	10.92	April 2027	41,391
Ships and boats	10.76	February 2039	1,410,474
Vehicles	8.99	April 2020	1,190
			3,428,897

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The rollforward in the balances in the year ended December 31, 2019 are as follows:

Balance as of December 31, 2018
Initial adoption on January 1, 2019	3,428,897
Additions	914,327
Payments	(646,487)
Accrual of financial charges (1)	275,404
Exchange rate variation	11,929
Balance as of December 31, 2019	3,984,070

Current	656,844
Non-current	3,327,226

1)	The amount of R$50,795 related to interest expenses on leased lands is capitalized to biological assets to compose the formation cost.

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Discount rate

The discount rates applied on new lease agreements for year ended December 31, 2019 are similar to those applied on adoption of IFRS 16.

19.2.2.	Amounts recognized in the statement of income for the year

In the year ended December 31, 2019, were recognized the amounts:

Expenses relating to short-term assets	37,007
Expenses relating to low-value assets	14,349
51,356

19.2.3.	Reconciliation of operating lease commitments

Operating lease commitments disclosed as of December 31, 2018	1,448,241
Business combination with Fibria	2,974,729
Discounted through a lessee’s incremental loan rate at initial adoption	(1,011,726)
Reclassification from loans and financing (1)	18,225
Agreements revalued as service agreements	(572)
3,428,897

2)	As of January 1, 2019, the lease balance was reclassified from "Loans and financing", due to adoption of IFRS 16 by the Company, as disclosed in note 19.2.

19.2.4.	CVM (Brazilian Security and Exchange Commission) Circular Memorandum

On December 18, 2019, the CVM issued a circular memorandum (“Ofício/Circular/CVM/SNC/SEP/nº 02/2019”) containing a guidance on relevant aspects of IFRS 16 to be observed in the preparation of the consolidated financial statements of the lessee companies for the year ended December 31, 2019.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

As result of the implementation of this guidance, the Company has changed incremental loan rate from the real rate to the nominal rate and has included the sales taxes (PIS and COFINS) in the calculation of lease liabilities.

The application of this new accounting guidance represents a new accounting policy.

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include tax, labor and civil risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings as probable, possible or remote. The Company records provisions for losses classified as probable, as determined by the Company’s Management, based on legal advice, which reflect the estimated probable losses. Contingencies classified as possible loss are disclosed based on reasonably estimated amounts.

The Company’s management believes that, based on the elements existing at the base date of these financial statements, its provision for tax, civil, commercial and other, as well for labor risks, accounted for according to IAS 37 is sufficient to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Provisions for probable losses

The rollforward of provisions according to lawsuit natures is set forth below:

	December 31, 2019			December 31, 2018
	Judicial deposits	Provision	Provision, net	Provision, net
Taxes	(124,133)	3,176,503	3,052,370	296,869
Labor	(50,464)	227,139	176,675	50,869
Civil	273	283,159	283,432	3,532
	(174,324)	3,686,801	3,512,477	351,270

The change in the provision according to the nature of the proceedings is set forth below:

	December 31, 2019
	Tax	Labor	Civil and environment	Total
Beginning balance	296,869	50,869	3,532	351,270
Business combination with Fibria (1)	139,462	185,157	64,974	389,593
Payments	(34)	(34,794)	(5,532)	(40,360)
Write-off	(3,875)	(55,730)	(13,434)	(73,039)
Additions	46,603	50,521	10,100	107,224
Monetary adjustment	13,388	31,116	5,257	49,761
Fair value adjustment on business combination with Fibria	2,684,090		218,262	2,902,352
Ending balance	3,176,503	227,139	283,159	3,686,801

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.1.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

	December 31, 2018
	Tax	Labor	Civil and environment	Total
Beginning balance	273,324	40,363	3,382	317,069
Business combination with Facepa		1,900		1,900
Payments	(18,351)	(22,580)	(81)	(41,012)
Write-off	(13,605)	(5,011)	(394)	(19,010)
Additions	49,754	28,716	150	78,620
Monetary adjustment	5,747	7,481	475	13,703
Ending balance	296,869	50,869	3,532	351,270

20.1.1.	Tax

On December 31, 2019, the Company was a defendant in 43 administrative proceedings as well as tax lawsuits in which the disputed matters related, CSLL, IRRF, PIS, COFINS, ICMS, Tax on Services (“ISS”), among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.2.	Labor

On December 31, 2019, the Company was a defendant in 1,236 labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil and environment

On December 31, 2019, the Company is a defendant in approximately 24 civil and environmental lawsuits.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Provisions for possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded:

	December 31, 2019	December 31, 2018
Taxes (1)	7,504,398	1,077,761
Labor	279,934	85,309
Civil (1)	2,995,576	43,271
	10,779,908	1,206,341

1)	Amounts net of the fair value adjustment on business combination with Fibria related to possible contingencies, as mentioned above.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

20.2.1.	Tax

The Company is a defendant in 831 tax proceedings whose likelihood of loss is considered possible, in the total amount of R$7,511,435, for which there is no provision was recorded.

The other tax lawsuits refer to various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, Withholding Income Tax ("IRRF"), PIS and COFINS, mainly due to differences in interpretation of applicable tax rules and information provided in accessory obligations.

The most relevant tax cases are set forth below:

(i)	Income tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets: In December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, closing of the transaction, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets.

On January 19, 2016, the Tax Federal Administrative Court (“CARF - Conselho Administrativo de Recursos Fiscais”) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The Company presented judicial guarantee, which was accepted, and is now awaiting the judgement of the case. We maintain our position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible. The documents have been concluded for judgment since November 25, 2017. The updated amount involved up to December 31, 2019 is R$2,251,462.

(ii)	Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses – 2010: In December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We present administrative appeal on the legal period, judged partially valid. The decision was object of voluntary recourse, presented by us in November 2017. On October 16, 2018, the judgement was converted into a diligence, through resolution n. 1402-000723. Currently, the resolution is expected to be formalized. The updated amount involved up to December 31, 2019 is R$695,679.

(iii)	IRPJ/CSLL - partial approval: The Company requested approval to offset 1997 tax losses with amounts owed to the tax authorities. The authorities approved in March 2009, only R$83,000, which generated a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision of CARF in August 2019, which granted the Voluntary Appeal filed by the Company. For the remaining credit, the Company has appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level. Shortly after, an appeal was filed, which was judged in session, it was determined the conversion of the done in diligence. On November 6, 2018, a decision was filed reinforcing the tax authorities’ conclusion at the first approval and our arguments. The updated amount involved up to December 31, 2019 is R$254,081.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

(iv)	Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): In 2002 the Company was granted its request by the Brazilian Federal Revenue Service (“Receita Federal do Brasil”) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (“SUDENE”), who reported that, the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognized the Company’s right to the tax incentive through 2003.

The Company's Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods. The updated amount involved up to December 31, 2019 is R$125,191.

(v)	PIS/COFINS – Goods and services – 2009 to 2011: In December 2013, the Company was assessed by the Brazilian Federal Revenue Service demanding the collection of PIS and COFINS credits disallowed because they are not allegedly linked to its operating activities. In the first instance, the objection filed by the Company was dismissed. After the Voluntary Appeal was filed, it was partially provided in April 2016. From this decision, the National Treasury filed a Special Appeal to the Superior Chamber and the Company filed a Statement of Appeal, which are still pending judgment. The updated amount involved up to December 31, 2019 is R$162,750.

(vi)	Offsetting - IRRF - period 2000: The Company filed a lawsuit for offsetting IRRF credits measured in the year ended December 31, 2000 with debts owed to the Brazilian Federal Revenue Service. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. From this decision, the Company filed a Voluntary Appeal with CARF, which is pending judgment. The updated amount involved up to December 31, 2019 is R$108,320.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

20.2.2.	Labor

On December 31, 2019, the Company was a defendant in 1,797 labor lawsuits, totaling R$279,934.

The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.

20.2.3.	Civil and environmental

On December 31, 2019, the Company is a defendant in approximately 1.059 civil and environmental lawsuits, totaled the amount of R$2,995,576. Most of these civil lawsuits refers to claims for compensation by former employees or third parties for alleged occupational illnesses and workers' compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company's equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Regarding civil matters, we are involved in 2 (“two”) Public Civil Claims (“Ação Civil Pública”) filed by the Federal Public Prosecution Office requesting (i) a preliminary injunction to prohibit Company’s trucks from transporting wood in federal highways above legal weight restrictions (ii) an increase in the fine for cases of overweight and (iii) compensation for damages to property allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of the Claims was ruled against the Company. Suzano presented an appeal to the Court of Appeals, requesting an interim relief to stay the effects of such ruling until a final decision is reached. We are currently waiting for the ruling on the interim relief by the 1st Regional Federal Court Appeals.

The Company is still defendant in a 2 (“two”) Public Civil Claim filed by the Federal Prosecutor’s Office regarding real properties acquired by Company in the northern region of the state of Espírito Santo. In the 1st. the Federal Prosecutor requested (i) the nullity of the deeds (ii) compensation for moral damages and (iii) suspension of financing for Company’s operations in the municipalities of São Mateus and Conceição da Barra, both located in the state of Espírito Santo. A preliminary injunction was granted, which blocked around 6,000 hectares of Company’s land in such municipalities and suspended any financing for Suzano by BNDES for either production or planting of eucalyptus pulp on the properties relating to the Public Civil Claim. In the 2nd, the Federal Prosecutor’s Office, requesting the nullity of the deeds of some other proprieties acquired in the northern of the state of Espírito Santo. A preliminary injunction was granted blocking around 5,601 hectares of Company’s lands in the same municipalities of São Mateus and Conceição da Barra. Suzano presented its judicial defense and an appeal against such injunction, which is still pending decision. Both cases are pending ruling by the Federal District Court of São Mateus and remain in pre-trial phase. The Company believes that are good grounds for our defense since the acquisition of the lands discussed in both Public Civil Claims was made in accordance with applicable laws and practices applicable at the time of purchase.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

Regarding environmental matters, we are involved in 3 (“three”) relevant Public Civil Claims filed by the Federal Public Prosecution Office in the northeast region of Brazil challenging the State’s environmental agency’s jurisdiction to grant environmental licenses. The Federal Public Prosecution Office alleges that the environmental licensing proceedings related to the forest formation and installation of our industrial plant in the state of Maranhão should be carried out by the Brazilian Federal Environmental Agency (“Agência Federal do Meio Ambiente - IBAMA”). The risks involved in such cases are delays in our plantation schedule and the suspension of the Maranhão unit activities until new permit is issued. Although an injunction was granted on one of this claims suspending the forest formation in a certain region of the State of Maranhão, we believe there are good grounds for our defense, since IBAMA does not acknowledge having jurisdiction to perform the licensing proceedings and there is no clear legal ground to sustain such jurisdiction. Superior court’s is still to rule on an appeal against the injunction granted against Suzano and the other claims are still pending a decision by the trial judge.

In addition, we are involved in a dispute related to possible environmental damage in Cubatão city located in the State of São Paulo), allegedly caused by Companhia Santista, a company that was acquired by Ripasa, which in turn was acquired by Suzano in 2008. This lawsuit is ongoing for over 30 (“thirty”) years and involves more than 20 (“twenty”) other companies. The lawsuit seeks reparation for the environmental damage allegedly caused in area under environmental protection of Serra do Mar’s State Park by several companies that maintained activities in the industrial district of Cubatão until the 1990s. On September 2017, the lawsuit was ruled in favor of the plaintiff, sentencing the defendant companies to recover the damages allegedly caused or, should the environment be already recovered, to pay a compensation of equal value of the cost of the recovery. This compensation is to be allocated to expand Serra do Mar’s State Park. The ruling, however, did not determined the amount that should be paid as compensation, leaving the definition of this value to a latter procedural stage. This ruling was contested by the companies on an appeal and a decision by the State Supreme Court is still pending.

20.3.	Contingent assets

20.3.1.	Exclusion of VAT (ICMS) from PIS and COFINS tax base

The Company and its wholly-owned subsidiaries have filed lawsuits to discuss their rights to exclude ICMS from the PIS and COFINS tax basis, comprising periods since March 1992 and comprising, eventual amendments in the regulation after the issuance of Law nº 12,973/2014.

Regarding this matter, the Federal Supreme Court (“STF”) ruled on March 15, 2017, at first without the possibility of reversing the understanding on the merits, that the ICMS does not part of the calculation basis of relating contributions. The Federal Government filed an amendment of judgment in October 2017 aiming, among other requests, to modulate the effects of related decision based on the judgment of said amendment of judgment, which are still pending judgment.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

Based on the decision of the Supreme Court and the legal opinions of its legal advisors, the Company understands that a change in the outcome of the Supreme Court judgment is unlikely. Accordingly, the ICMS was excluded from the calculation basis of such contributions as from August 2018, based on a favorable decision rendered by the Company, still pending final judgment.

21.	EMPLOYEE BENEFIT PLANS

21.1.	Pension plan

In 2005, the Company established the Suzano Prev pension plan managed by BrasilPrev, an open private pension entity, which serves employees of Suzano Group Companies, in the defined contribution plan. Under the terms of the benefit plan agreement, the Company's contributions to the employee are 0.5% of the nominal salary that does not exceed 10 Suzano reference units (“URS”), with no contribution from the employee. For employees whose salary exceeds 10 URS's, in addition to the contribution of 0.5%, the contributions of the company follow the contributions of employees and apply to the portion of the salary that exceeds 10 URS's, which may vary from 1% to 6% of the nominal salary. Contributions made by the Company for the period ended December 31, 2019 totaled R$5,993 (R$6,560 as of December 31, 2018) recognized in under employee benefits.

Entities from the business combination with Fibria, managed by a private pension entity, which provide post-employment benefits to employees, under defined contribution plans. In this type of plan participants and sponsor contribute to the formation of an individual savings. In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund's regulations, employees' contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The contributions for the year ended December 31, 2019 amounted to R$9,920 (R$12,840 as of December 31, 2018), recognized under labor expenses.

21.2.	Defined benefits plan

The Company offers the following post-employment in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement.

21.2.1.	Medical assistance

The Company guarantees health care program cost coverage for a group of former employees who retired until 1998 and until 2003 at the Suzano, São Paulo administrative office and Limeira and until 2007 at the Jacareí unit, as well as their spouses for life and dependents while they are underage.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

Main actuarial risks related are (i) lower interest rates (ii) longer than expected mortality tables, (iii) higher than expected turnover and (iv) higher than expected medical costs growth.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

21.2.2.	Life insurance

The Company offers the life insurance benefit to the group of former employees who retired until 2005 at Suzano and São Paulo administrative office and did not choose for the supplementary retirement plan.

Main actuarial risks related are (i) lower interest rates and (ii) higher than expected mortality.

21.2.3.	Rollforward of actuarial liability

The rollforward of actuarial liability prepared based on actuarial report, are set forth below:

Balance at December 31, 2017	351,263
Interest on employee benefits	35,920
Actuarial loss	69,305
Benefits paid in the year	(26,061)
Balance at December 31, 2018	430,427
Business combination with Fibria (1)	147,877
Interest on employee benefits	44,496
Actuarial loss	147,640
Benefits paid in the year	(34,261)
Balance on December 31, 2019	736,179

1)	Business combination with Fibria its subsidiaries held on January 3, 2019, Note 1.2.1.

21.2.4.	Economic actuarial assumptions and biometric data

The main economic actuarial assumptions and biometric data used in the actuarial calculations are set forth below:

	December 31, 2019	December 31, 2018
Discount rate – medical assistance and life insurance	3.56% p.a.	4.91% p.a.
Medical cost growth rate above basic inflation	3.25% p.a.	3.25% p.a.
Economic inflation	3.50% p.a.	4.00% p.a.
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of mortality of disable persons	IAPB 57	IAPB 57
Retirement age	65 years	65 years
Family composition	90% married Men 4 years + old	90% married Men 4 years + old
Turnover	1,00% p.a.	1,00% p.a.
Permanency in the plan	100%	100%
Aging factor	0 to 24 years: 1.50% p.a 25 to 54 years: 2.50% p.a 55 to 79 years: 4.50% p.a Above 80 years: 2.50% p.a	0 to 24 years: 1.50% p.a 25 to 54 years: 2.50% p.a 55 to 79 years: 4.50% p.a Above 80 years: 2.50% p.a

21.2.5.	Sensitivity analysis

The Company made the sensitivity analysis regarding the relevant assumptions of the plans on December 31, 2019, as set forth below:

Relevant assumptions	Changes in premise	Increase in premisse	Decrease in premisse
Discount rate	0.50%	Decrease of 4.88%	Increase of 8.56%
Medical costs growth rate	0.50%	Increase of 8.27%	Decrease of 5.60%
Mortality	1.00%	Increase of 7.23%	Decrease of 4.40%
Estimated inflation rate	0.50%	No change	No change

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

21.2.6.	Forecast and average duration of payments of obligations

The following amounts represent the expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations:

Payments	Medical assistance and life insurance
2020	31,458
2021	32,701
2022	33,864
2023	35,014
2024	36,122
2025 on onwards	194,145

22.	SHARE-BASED COMPENSATION PLAN

On December 31, 2019, the Company had 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) common stock options, settled in shares.

22.1	Long term compensation plans (“PS and SAR”)

Certain executives and key members of the Management have a long-term compensation plan linked to the share price with payment in cash.

Throughout 2019, the Company granted the SAR and PLUS (Share Appreciation Rights) (“SAR”) plans of phantom stock options. In this plan, the beneficiaries should invest 5% of the total amount corresponding to the number of options of phantom shares at the grant date and 20% after 3 (three) years to acquire the option. The Company also granted long-term incentive plans to its key members as part of its retention policy. In this program, the beneficiary does not make any investment.

The vesting period of options may vary from 3 (three) to 5 (five) years, as of the grant date, in accordance with the characteristics of each plan.

The price of the share is calculated based on the average share quote of the 90 previous trading sessions starting from the closing quote on the last business day of the month prior to the month of the grant. The installments of these programs will be adjusted by the variation in the price of the SUZB3 at B3, between the granting and the payment period. On dates when the SUZB3 shares is not traded, the quote of the previous trading session will be considered.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination of the employment by initiative of the Company or by initiative of the beneficiary, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

	December 31, 2019	December 31, 2018	December 31, 2017
	Number of shares
Beginning balance	5,045,357	5,055,519	3,048,991
Granted during of the year	2,413,038	1,415,476	3,035,488
Exercised (1)	(827,065)	(751,859)	(695,532)
Exercised due to resignation (1)	(106,983)	(153,601)	(161,270)
Abandoned / prescribed due to resignation	(527,910)	(520,178)	(172,158)
Ending balance	5,996,437	5,045,357	5,055,519

1)	For share options exercised and those exercised due to termination of employment, the average price on December 31, 2019 and December 31, 2018 was R$31.75 and R$47.77, respectively.

On December 31, 2019, the consolidated outstanding phantom shares option plans are as set forth below:

December 31, 2019
Plan	Grant date	Exercise date	Fair value on grant date (1)	Quantity of outstanding options granted
SAR 2015	01/04/2015	01/04/2020	11.69	3,635
Deferral 2015	01/03/2016	01/03/2019	16.93
Deferral 2015	01/03/2016	01/03/2020	16.93	61,851
SAR 2016	01/04/2016	01/04/2021	15.96	64,075
PLUS 2016	01/04/2016	01/04/2021	15.96	16,708
SAR 2016 - Oct	03/10/2016	03/10/2021	11.03	8,934
SAR 2017	03/04/2017	03/04/2022	13.30	831,546
PLUS 2017	03/04/2017	03/04/2022	13.30	225,553
ILP 2017 - 36	03/04/2017	03/04/2020	13.30	304,512
ILP 2017 - 48	03/04/2017	03/04/2021	13.30	304,512
ILP 2017 - 60	03/04/2017	03/04/2022	13.30	304,512
ILP 2017 - CAB	01/05/2017	01/05/2020	13.30	307,141
ILP 2017 - 36 Oct	02/10/2017	02/10/2020	15.87	84,436
Deferral 2017	01/03/2018	01/03/2021	19.88	169,575
Deferral 2017	01/03/2018	01/03/2022	19.88	169,575
SAR 2018	02/04/2018	02/04/2023	21.45	726,537
PLUS 2018	02/04/2018	02/04/2023	21.45	74,592
ILP 2019 - 24	01/03/2019	01/03/2024	41.10	520,000
ILP 2019 - 36	01/03/2019	01/03/2024	41.10	520,000
Deferral 2018	01/03/2019	01/03/2022	41.10	92,356
Deferral 2018	01/03/2019	01/03/2023	41.10	92,356
ILP 2019 - 36 H	25/03/2019	25/03/2024	42.19	7,500
ILP 2019 - 48 H	25/03/2019	25/03/2024	42.19	7,500
ILP 2019 - 24 Apr	01/04/2019	01/04/2024	42.81	20,000
ILP 2019 - 36 Ar	01/04/2019	01/04/2024	42.81	20,000
SAR 2019	01/04/2019	01/04/2024	42.81	792,565
PLUS 2019	01/04/2019	01/04/2024	42.81	15,572
ILP - Retention 2019 - 12	01/10/2019	01/10/2020	31.86	105,964
ILP - Retention 2019 - 24	01/10/2019	01/10/2021	31.86	105,930
ILP 2019 - 24 Oct	01/10/2019	01/10/2021	31.75	7,800
ILP 2019 - 36 Oct	01/10/2019	01/10/2022	31.75	19,500
ILP 2019 - 48 Oct	01/10/2019	01/10/2023	31.75	11,700
				5,996,437

(1)	Amounts expressed in Reais.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

22.2	Common stock option plan

Additionally, in 2019 the Company established a Restricted Shares plan based on the Company's performance (Program 5). The Plan associates the quantity of Restricted Shares granted to the Company's performance in relation to the EBITDA mark. The quantity of the restricted stock granted is defined in financial terms and is subsequently converted into shares based on the last 60 (sixty) stock exchange trading days on December 31, 2019 of SUZB3 at B3.

After measurement of 2019 EBITDA, the Restricted Shares will be granted immediately, as they not have to comply to the vesting period. However, the beneficiaries of the grant must comply to the lockup period of thirty-six (36) months during which they will not be able to market the shares.

In the event that the beneficiaries leave the Company before the end of the fiscal year for the measurement of EBITDA, they will lose the right to the grant of Restricted Share.

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date	Shares Granted	Restricted year for transfer of shares
Program 4	01/02/2018	01/02/2019	R$39.10	130,435	01/02/2022

22.3	Measurement assumptions

In the case of the phantom shares plan, since the settlement is in cash, the fair value of options is remeasured at the end of each period based on the Monte Carlo Method (“MMC”), which is multiplied by the Total Shareholder Return (“TSR”) in the period (which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil).

The fair value of the plan of common shares of Program V, was estimated based on the binomial probability model, which considers the dividends distribution rate and the following assumptions:

(i)	the expectation of volatility was calculated for each exercise date, considering the remaining time to complete the vesting year, as well as the historical volatility of returns, considering a standard deviation of 745 observations of returns;

(ii)	the expectation of average life of phantom stocks and stock options was defined by the remaining term until the limit exercise date;

(iii)	the expectation of dividends was defined based on historical earnings per share of the Suzano;

(iv)	risk-free weighted average interest rate used was the Brazilian Reais yield curve (DI expectation) observed on the open market, which is the best comparison basis with the Brazilian market risk-free interest rates. The rate used for each exercise date changes according to the vesting year.

Suzano S.A. Consolidated financial statements Notes to Consolidated Financial Statements at December 31, 2019 (In thousands of R$, unless otherwise stated)

The amounts corresponding to the services received and recognized in the consolidated financial statements are set forth below:

	Liabilities and equity		Income Statement
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2017
Non-current liabilities
Provision for phantom stock plan	136,505	124,318	(46,389)	(126,439)	(32,192)
Shareholders' equity
Stock option granted	5,979	5,100	(879)	(5,170)	(1,521)
Total general and administrative expenses from share-based transactions			(47,268)	(131,609)	(33,713)

23	LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	December 31, 2019	December 31, 2018
Lands and forests acquisition
Real estate receivables certificates (1)	78,345	91,085
Duratex (2)		385,397
	78,345	476,482
Business combination
Facepa (3)	42,533	41,185
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (4)	420,737	474,845
	463,270	516,030
	541,615	992,512

Current liabilities	94,414	476,954
Non-current liabilities	447,201	515,558

1)	Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, restated by the IPCA.

2)	Refers to the commitments related to the acquisition of rural properties and forests (biological assets), restated by the IPCA settled in August 2019.

3)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining restated at the Amplified Consumer Price Index (“IPCA”), adjusted by any losses incurred through the payment date, with maturities in March 2023 and March 2028.

4)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The monthly settlements are subject to interest and restated at the variation of the U.S. dollar exchange rate and partially restated by variation of the IPCA.

24	LONG-TERM COMMITMENTS

The Company entered into long-term take-or-pay agreements with pulp, transportation, diesel, and chemical and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded at December 31, 2019. The total contractual obligations assumed at December 31, 2019 equivalent to R$7,335,609 per year (R$11,258,885 at December 31, 2018).

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

25	SHAREHOLDERS’ EQUITY

25.1	Share capital

In January 2019, the Company's share capital was increased in the amount of R$3,027,528, with the issuance of 255,437,439 registered common shares, with no par value, in accordance with resolutions adopted at the Extraordinary Shareholders’ Meeting, which the incorporation by the Company its subsidiary Eucalipto Holding S.A. was approved in connection with the business combination with Fibria, as described in Note 1.2.1.

On December 31, 2019, the share capital of Suzano is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The value of the share capital is net of the public offering expenses of R$33,735.

The breakdown of the share capital is set forth below:

	Ordinary
	Quantity	(%)
Shareholder
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,800,797	14.31
Managements	35,532,742	2.61
Alden Fundo de Investimento em Ações	26,154,741	1.92
	624,100,609	45.85
Treasury	12,042,004	0.88
BNDESPAR	150,217,425	11.04
Votorantim S.A.	75,180,059	5.52
Other shareholders	499,723,487	36.71
	1,361,263,584	100.00

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

On December 31, 2019, SUZB3 common shares ended the year quoted at R$39.68 (R$38.08 on December 31, 2018).

25.2	Dividends

The Company´s bylaws establishes that the minimum annual dividend is the lowest value between:

(i)	25% of adjusted net income for the year pursuant to Article 202 of Brazilian Law nº.6,404/76, or

(ii)	10% of the Company's consolidated operating cash generation for the year.

On April 18, 2019, on Ordinary Shareholders’ Meeting was approved a payment of dividends in the amount of R$600,000, being complementary in the amount of R$596,534 paid through the reserve of profits and minimum mandatory dividends in the amount of R$3,466, the disbursement occurred on April 30, 2019.

On December 31, 2019, no dividends were distributed as the Company presented a loss in the year (R$3,466 on December 31, 2018 as the Company presented a profit).

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

25.3	Reserves

25.3.1	Income reserve

They are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:

(i)	legal: it is measured based on 5% (five percent) of net profit of each fiscal year as specified in article 193 of Brazilian Law nº.6,404/76, which shall not exceed 20% (twenty percent) of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increase and aims to ensure the integrity of the share capital. On December 31, 2019, this reserve absorbed R$105,671 related of loss and corresponds to 5% of share capital.

(ii)	capital increase: it is measured basis of up to 90% (ninety percent) of the remaining balance of net income for the year and limited to 80% (eighty percent) of the share capital, pursuant to the Company's Bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure to the Company adequate operating conditions. On December 31, 2019, this reserve absorbed R$1,730,629 related of loss and was used in full.

(iii)	special statutory: it is measured basis of up to 10% (ten percent) of the remaining balance of net income for the year and aims to ensure the continuity of the semiannual distribution of dividends, up to the limit of 20% (twenty percent) of the share capital. On December 31, 2019, this reserve absorbed R$242,612 related of loss and was used in full.

(iv)	tax incentives: it is measured as specified in article 195-A of the Brazilian Law No. 6,404/76, modified by Brazilian Law nº.11,638/07, based on donation or the amounts of government grants for investment. On December 31, 2019 this reserve absorbed R$684,563 and was used in full.

25.3.2	Capital reserve

They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemption, reimbursement and purchase of shares.

The breakdown of capital reserves is arising from stock options in the amount of R$5,979 and the issuance of shares related to the business combination with Fibria in the amount of R$6,410,885, as disclosed in note 1.2.1.1. As of December 31, 2019, this reserve was not used to absorb losses and the balance corresponded to 69% of the share capital.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

25.4	Other reserves

These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Debenture conversion 5th issue	Actuarial gain (loss)	Exchange variation on conversion of financial statements of foreign subsidiaries	Deemed cost	Total
Balances at December 31, 2017	(45,745)	(52,749)	26,622	2,370,200	2,298,328
Actuarial gain (loss)		(45,741)			(45,741)
Gain (loss) on conversion of financial statements and on foreign investments			137,546		137,546
Realization of deemed cost, net of taxes				(68,424)	(68,424)
Balances at December 31, 2018	(45,745)	(98,490)	164,168	2,301,776	2,321,708
Actuarial gain (loss)		(95,283)			(95,283)
Gain (loss) on conversion of financial statements and on foreign investments			47,834		47,834
Realization of deemed cost, net of taxes				(52,918)	(52,918)
Balances at December 31, 2019	(45,745)	(193,773)	212,002	2,248,858	2,221,342

25.5	Treasury shares

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2017	13,842,004	17.42	241,088	258,797
Sale	(1,800,000)	12.68	(22,823)	(66,636)
Balances at December 31, 2018	12,042,044	18.13	218,265	458,560
Balances at December 31, 2019	12,042,044	18.13	218,265	477,827

25.6	Result absorption

	Limit on	Result absorption		Reserve balances
	share capital%	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Realization of deemed cost, net of taxes		(52,918)	(68,424)
Tax incentive reserve		(684,563)	288,557		684,563
Special statutory reserve		(242,612)	7,882		242,612
Legal reserve	20%	(105,671)	15,917	317,144	422,815
Capital increase reserve	80%	(1,730,629)	70,940		1,730,629
Minimum mandatory dividends			3,466
		(2,816,393)	318,339	317,144	3,080,619

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

26	EARNINGS (LOSS) PER SHARE

26.1	Basic

The basic (loss) earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

	December 31, 2019	December 31, 2018	December 31, 2017
Resulted of the year attributable for controlling shareholders’	(2,817,518)	319,693	1,820,994
Weighted average number of shares in the year	1,361,264	1,105,826	1,106,297
Weighted average treasury shares	(12,042)	(12,333)	(14,597)
Weighted average number of outstanding shares	1,349,222	1,093,493	1,091,700
Basic loss per common share - R$	(2.08825)	0.29236	1.66804

26.2	Diluted

The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	December 31, 2019	December 31, 2018	December 31, 2017
Resulted of the year attributed to controlling shareholders’	(2,817,518)	319,693	1,820,994
Weighted average number of shares in the year (except treasury shares)	1,349,222	1,093,493	1,091,700
Adjustment by stock options		1,386	2,428
Weighted average number of shares (diluted)	1,349,222	1,094,879	1,094,128
Diluted loss per common share - R$	(2.08825)	0.29199	1.66433

Due to the loss in the year, the Company does not consider the dilution effect in the measurement.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

27	NET FINANCIAL RESULT

	December 31, 2019	December 31, 2018	December 31, 2017
Financial expenses
Interest on loans, financing and debentures (1)	(3,358,806)	(1,033,485)	(988,382)
Amortization of fundraising costs	(220,642)	(44,499)	(49,517)
Other financial expenses	(600,948)	(422,390)	(180,577)
Amortization of fair value adjustment on business combination with Fibria	1,548
	(4,178,848)	(1,500,374)	(1,218,476)
Financial income
Marketable securities	392,018	442,378	285,888
Other financial income	63,816	17,329	19,890
Amortization of fair value adjustment on business combination with Fibria	37,412
	493,246	459,707	305,778
Income from derivative financial instruments
Income	2,711,394	588,049	332,961
Expenses	(3,786,646)	(3,323,245)	(259,690)
	(1,075,252)	(2,735,196)	73,271
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	(1,764,035)	(1,311,061)	(163,418)
Monetary and exchange rate variations - other assets and liabilities (2)	(200,892)	244,411	(15,995)
	(1,964,927)	(1,066,650)	(179,413)
	(6,725,781)	(4,842,513)	(1,018,840)

1)	Not include the amount of R$4,213 arising from capitalized interest in the year ended on December 31, 2019 (R$1,772 in the year ended on December 31, 2018). Additionally, included the amount of R$770 related to interest of FIDC (R$2,268 in the year ended on December 31, 2018).

2)	Includes effects of exchange rate variations of customers, suppliers, cash and cash equivalents, marketable securities and others.

28	NET SALES

	December 31, 2019	December 31, 2018	December 31, 2017
Gross sales	31,395,955	14,802,821	11,752,459
Sales deductions
Adjustment to present value	(5,316)	(4,984)
Returns and cancelations	(109,641)	(75,477)	(50,199)
Discounts and rebates (1)	(3,835,140)	(15,695)	(6,589)
	27,445,858	14,706,665	11,695,671

Taxes on sales (2)	(1,432,908)	(1,263,289)	(1,114,998)

Net sales	26,012,950	13,443,376	10,580,673

1)	The customer contracts of Fibria, a wholly-owned subsidiary incorporated on April 1, 2019, provide for contractual discounts that were maintained and that, therefore, impacted the Company's income in 2019.

2)	In 2018, included the social contribution to the National Institute of Social Security (“INSS”), which represents 2.5% of the gross sales revenue in the domestic market. This is a tax obligation pursuant to Law nº.12.546/11, article 8, Appendix I and their respective amendments.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

29	SEGMENT INFORMATION

29.1	Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information disclosed under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are set forth below:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

29.2	Information of operating segments

	December 31, 2019
	Pulp	Paper	Not segmented	Total
Net sales	21,027,686	4,985,264		26,012,950
Domestic market (Brazil)	1,833,936	3,480,279		5,314,215
Foreign market	19,193,750	1,504,985		20,698,735
Asia	9,605,799	136,882		9,742,681
Europe	5,950,832	221,697		6,172,529
North America	3,592,563	382,628		3,975,191
South and Central America	44,556	710,086		754,642
Africa		53,692		53,692
Cost of sales	(17,440,018)	(3,303,464)		(20,743,482)
Gross profit	3,587,668	1,681,800		5,269,468
Gross margin (%)	17.1%	33.7%		20.3%

Operating income (expenses)	(2,089,286)	(679,719)	128,115	(2,640,890)
Selling	(1,503,775)	(401,504)		(1,905,279)
General and administrative	(806,774)	(366,584)		(1,173,358)
Other operating, net	209,577	68,062	128,115	405,754
Income from associates and joint ventures	11,686	20,307		31,993

Operating profit before net financial income (“EBIT”) (1)	1,498,382	1,002,081	128,115	2,628,578
Operating margin (%)	7.1%	20.1%		10.1%

Financial result, net			(6,725,781)	(6,725,781)
Net income (loss) before taxes	1,498,382	1,002,081	(6,597,666)	(4,097,203)

Income taxes			1,282,461	1,282,461

Net income (loss) for the year	1,498,382	1,002,081	(5,315,205)	(2,814,742)
Profit (loss) margin for the year (%)	7.1%	20.1%		(10.8%)
Result of the year attributable to controlling Shareholders	1,498,382	1,002,081	(5,317,981)	(2,817,518)
Result of the year attributed to non-controlling shareholders			2,776	2,776

Depreciation, depletion and amortization	7,575,630	516,301		8,091,931

1)	Earnings before interest and tax.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

	December 31, 2018
	Pulp	Paper	Not segmented	Total
Net sales	8,783,274	4,660,102		13,443,376
Domestic market (Brazil)	744,566	3,307,074		4,051,640
Foreign market	8,038,708	1,353,028		9,391,736
Asia	3,837,998	101,695		3,939,693
Europe	2,810,899	225,111		3,036,010
North America	1,340,907	210,831		1,551,738
South and Central America	48,904	774,730		823,634
Africa		40,661		40,661
Cost of sales	(3,965,912)	(2,956,419)		(6,922,331)
Gross profit	4,817,362	1,703,683		6,521,045
Gross margin (%)	54.8%	36.6%		48.5%

Operating income (expenses)	(626,887)	(886,347)		(1,513,234)
Selling expenses	(212,869)	(385,857)		(598,726)
General and administrative expenses	(275,859)	(549,350)		(825,209)
Other operating income (expenses), net	(138,159)	41,284		(96,875)
Income from associates and joint ventures		7,576		7,576

Operating profit before net financial income (1)	4,190,475	817,336		5,007,811
Operating margin (%)	47.7%	17.5%		37.3%
Financial result, net			(4,842,513)	(4,842,513)
Net income (loss) before taxes	4,190,475	817,336	(4,842,513)	165,298
Income taxes			154,516	154,516

Net income (loss) for the year	4,190,475	817,336	(4,687,997)	319,814
Profit margin for the year (%)	47.7%	17.5%		2.5%
Result of the year attributable to controlling shareholders	4,190,475	817,336	(4,688,118)	319,693
Result of the year attributed to non-controlling shareholders			121	121

Depreciation, depletion and amortization	1,105,381	457,842		1,563,223

1)	Earnings before interest and tax.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

	December 31, 2017
	Pulp	Paper	Not segmented	Total
Net sales revenue	6,920,494	3,660,179		10,580,673
Domestic market (Brazil)	624,320	2,597,838		3,222,158
Foreign market	6,296,174	1,062,341		7,358,515
Asia	2,976,504	32,950		3,009,454
Europe	2,262,162	139,572		2,401,734
North America	966,789	254,971		1,221,760
South and Central America	90,719	608,445		699,164
Africa		26,403		26,403
Cost of sales	(3,937,036)	(2,559,268)		(6,496,304)
Gross profit	2,983,458	1,100,911		4,084,369
Gross margin (%)	43.1%	30.1%		38.6%

Operating income (expenses)	(104,985)	(749,449)	48,517	(805,917)
Selling	(163,879)	(259,446)		(423,325)
General and administrative	(185,141)	(343,833)		(528,974)
Other operating, net	244,035	(152,042)	48,517	140,510
Income from associates and joint ventures		5,872		5,872

Operating profit before net financial income (“EBIT”) (1)	2,878,473	351,462	48,517	3,278,452
Operating margin (%)	41.6%	9.6%		31.0%

Financial result, net			(1,018,840)	(1,018,840)
Net income (loss) before taxes	2,878,473	351,462	(970,323)	2,259,612

Income taxes			(438,618)	(438,618)

Net income (loss) for the year	2,878,473	351,462	(1,408,941)	1,820,994
Profit (loss) margin for the year (%)	41.6%	9.6%		17.2%
Result of the year attributable to controlling shareholders	2,878,473	351,462	(1,408,941)	1,820,994

Depreciation, depletion and amortization	1,007,280	395,498		1,402,778

1)	Earnings before interest and tax.

29.3	Net sales by product

The following table set forth the breakdown of consolidated net sales by product:

Products	December 31, 2019	December 31, 2018	December 31, 2017
Market pulp (1)	21,027,686	8,783,274	6,920,494
Printing and writing paper (2)	4,100,502	3,834,380	2,265,093
Paperboard	823,360	764,701	1,273,540
Other	61,402	61,021	121.546
Net sales	26,012,950	13,443,376	10,580,673

1)	Revenue from fluff pulp represents (around 1% of total net sales) and, therefore, was included in market pulp sales.

2)	Tissue is a recently launched product and its revenues represent less than 2% of total net sales. Therefore, it was included in the sales of printing and writing paper.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

29.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	December 31, 2019	December 31, 2018
Pulp	7,942,486	45,752
Consumer goods	119,332	112,582
	8,061,818	158,334

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

30	EXPENSES BY NATURE

	December 31, 2019	December 31, 2018	December 31, 2017
Cost of sales (1)
Personnel expenses	(1,374,331)	(649,741)	(546,090)
Variable cost	(10,067,716)	(3,197,895)	(2,994,349)
Logistics cost	(2,776,021)	(1,044,899)	(963,379)
Depreciation, depletion and amortization	(4,290,308)	(1,523,935)	(1,367,856)
Amortization of fair value adjustment on business combination with Fibria and Facepa	(2,844,741)
Other	609,635	(505,861)	(624,630)
	(20,743,482)	(6,922,331)	(6,496,304)
Selling expenses
Personnel expenses	(215,640)	(145,844)	(106,083)
Services	(85,161)	(78,227)	(45,593)
Logistics cost	(618,089)	(297,129)	(220,944)
Depreciation and amortization	(84,018)	(4,471)	(3,547)
Amortization of fair value adjustment on business combination with Fibria	(820,730)
Other (2)	(81,641)	(73,055)	(47,158)
	(1,905,279)	(598,726)	(423,325)
General and Administrative expenses
Personnel expenses	(642,543)	(469,661)	(309,019)
Services	(323,841)	(235,544)	(105,522)
Depreciation and amortization	(52,830)	(34,817)	(31,375)
Amortization of fair value adjustment on business combination with Fibria	26,609
Other (3)	(180,753)	(85,187)	(83,058)
	(1,173,358)	(825,209)	(528,974)
Other operating (expenses) income net
Rents and leases	5,805
Result from sale of other products, net (4)	15,229	8,785	4,765
Result from sale and disposal of property, plant and equipment and biological assets, net	(63,454)	4,523	4,700
Result on fair value adjustment of biological assets	185,399	(129,187)	192,504
Partial write-off of intangible assets			(18,845)
Provision for loss and write-off of property, plant and equipment and biological assets		(18,103)	(66,707)
Amortization of intangible assets	(8,193)	(9,947)	(8,303)
Receipt of royalties			2,603
Judicial agreements			20,231
Land conflict agreement			(11,779)
Insurance reimbursement	7,917
Trade agreement credits (5)	87,000	51,846	10,671
Provision for loss of judicial deposits	(3,284)
Amortization of fair value adjustment on business combination with Fibria, Facepa and Ibema	(12,143)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (6)	128,115	335	5,613
Other operating income (expenses), net	63,363	(5,127)	5,057
	405,754	(96,875)	140,510

1)	Includes the amount of R$615.394, related to idle capacity and maintenance downtime.

2)	Includes expected credit losses, insurance, materials of use and consumption, expenses with travel, accommodation, participation in trade fairs and events.

3)	Includes corporate expenses, insurance, materials of use and consumption social projects and donations, expenses with travel and accommodation.

4)	Includes depletion from wood sold in the amount of R$5,598 (On December 31, 2018 R$9,869).

5)	The amount refers to the receipt of credits from compulsory loans discussed in lawsuits against Centrais Elétricas Brasileiras S.A. (Eletrobrás).

6)	For further information see Note 9.

Suzano S.A.
Consolidated financial statements
Notes to Consolidated Financial Statements at December 31, 2019
(In thousands of R$, unless otherwise stated)

31	INSURANCE COVERAGE

The Company has insurance coverage for operational risks, with a maximum coverage of R$8,822,000. Additionally, the Company has insurance coverage for civil general liabilities in the amount of U.S.$20,000,000 corresponding to R$80,614,000 on December 31, 2019.

Company's Management considers these amounts adequate to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international transportation insurance policy effective through May 2020, renewable for additional 12 months.

In addition, it has insurance coverage for civil responsibility for Directors and Executives for amounts considered adequate by Management.

The assessment of the sufficiency of insurance coverage is not part of the scope of the examination of the financial statements by our independent auditors.

32	SUBSEQUENT EVENTS

32.1	Export Prepayment Agreements (“EPP”)

On February 14, 2020, Suzano, through its wholly-owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria GmbH and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of US$850,000 (equivalent to R$3,426,095), with a term of six years. This transaction is fully and unconditionally guaranteed by Suzano S.A.

On February 14, 2020, Suzano, through its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A., voluntarily prepaid the principal amount of US$750,000 (equivalent to R$3,023,025), related to a syndicated export prepayment agreement entered into on February 7, 2018, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 2023.

32.2	Make-whole bonds 2021

On February 28, 2020 the Company informed its shareholders and the market that on that date, its wholly-owned subsidiary Suzano Trading Ltd. (“Suzano Trading”) exercised its right to redeem all of the outstanding aggregate principal amount of the 5.875% senior notes issued by it and guaranteed by Suzano due 2021 (“2021 Notes”) currently outstanding, in the total aggregate principal amount of US$189,630. Suzano Trading notified the holders of the 2021 Notes of its intention to redeem all the outstanding 2021 Notes and pay the related make-whole premium calculated in accordance with the terms.