Form 20-F
period 2021-12-31
Suzano S.A.
filed 2022-04-29
CIK 909327

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2021

Commission file number 001-38755

Suzano S.A.
(Exact name of Registrant as specified in its charter)

Suzano Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Professor Magalhães Neto, 1,752 10th Floor, Rooms 1010 and 1011 Salvador, Brazil 41810-012
(Address of principal executive offices)

Marcelo Feriozzi Bacci Chief Financial and Investor Relations Officer Telephone: +55 11 3503-9000 Email: ri@suzano.com.br Av. Faria Lima, 1,355 - 7th Floor São Paulo, Brazil, 01452-919
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Shares, without par value		New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Common Shares	—	New York Stock Exchange
4.000% Notes due 2025, issued by Fibria Overseas Finance Ltd.	FBR/25	New York Stock Exchange
5.500% Notes due 2027, issued by Fibria Overseas Finance Ltd.	FBR/27	New York Stock Exchange
6.000% Notes due 2029, issued by Suzano Austria GmbH	SUZ/29	New York Stock Exchange
5.000% Notes due 2030, issued by Suzano Austria GmbH	SUZ/30	New York Stock Exchange
3.750% Notes due 2031, issued by Suzano Austria GmbH	SUZ/31	New York Stock Exchange
2.500% Notes due 2028, issued by Suzano Austria GmbH	SUZ/28	New York Stock Exchange
3.125% Notes due 2032, issued by Suzano Austria GmbH	SUZ/32	New York Stock Exchange

*Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of stock of Suzano S.A. as of December 31, 2021 was:

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

☐ Yes ☒ No

i

v

ITEM 19. EXHIBITS	117
SIGNATURES	118

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, mainly in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things:

●	the economic, financial, political and health effects of the coronavirus (COVID-19) pandemic (or other pandemics, epidemics and similar crises), including variant and novel strains, particularly in Brazil and in our principal export markets, to the extent that they continue to cause serious negative macroeconomic effects, and therefore may intensify the impact of the other risks to which we are subject;
●	our management and future operation;
●	the implementation of our main operational strategies, including our potential participation in acquisitions, joint venture transactions or other investment opportunities;
●	general economic, political and business conditions, both in Brazil and in our principal export markets;
●	industry trends and the general level of demand for, and change in the market prices of, our products;
●	existing and future governmental regulation, including tax, labor, pension and environmental laws and regulations and import tariffs in Brazil and in other markets in which we operate or to which we export our products;
●	the competitive nature of the industries in which we operate;
●	our level of capitalization, including the levels of our indebtedness and overall leverage;
●	the cost and availability of financing;
●	our compliance with the covenants contained in the instruments governing our indebtedness;
●	the implementation of our financing strategy and capital expenditure plans;
●	inflation and fluctuations in currency exchange rates, including the Brazilian real and the U.S. dollar;
●	legal and administrative proceedings to which we are or may become a party;
●	the volatility of the prices of the raw materials we sell or purchase to use in our business;
●	other statements included in this annual report that are not historical; and
●	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed in “Item 3. Key Information — D. Risk Factors.”

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

ADR	American Depositary Receipts.

ADS	American Depositary Shares.

ANTAQ	Brazilian regulatory agency regulating aquatic transportation, or Agência Nacional de Transportes Aquaviários.

B3	B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo Stock Exchange.

BNDES	The Brazilian Development Bank, or Banco Nacional de Desenvolvimento Econômico e Social.

BNDESPAR	BNDES Participações S.A.

Brazilian Corporation Law	Brazilian Law No. 6.404/76, as amended.

CADE	Brazilian antitrust authority, or Conselho Administrativo de Defesa Econômica.

COFINS	Contribution for the Financing of Social Security, or Contribuição para o Financiamento da Seguridade Social.

CONFAZ	National Board of Financial Policy, or Conselho Nacional de Política Fazendária.

CSLL	Social Contribution on Net Income, or Contribuição Social Sobre o Lucro Líquido.

CVM	Brazilian Securities Commission, or Comissão de Valores Mobiliários.

Exchange Act	U.S. Securities Exchange Act of 1934, as amended.

FGTS	Government Severance Indemnity Fund for Employees, or Fundo de Garantia do Tempo de Serviço.

GHG	Greenhouse gas.

IBÁ	Brazilian Tree Industry, or Indústria Brasileira de Árvores.

IBAMA	Brazilian Federal Environmental Agency, or Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis.

ICMS	Tax on Sale of Goods and Services, or Imposto sobre Circulação de Mercadorias e Serviços.

IFC	International Finance Corporation.

INCRA	Brazilian Institute for Land Reform, or Instituto Nacional de Colonização e Reforma Agrária.

INPI	National Industrial Property Institute, or Instituto Nacional da Propriedade Industrial

INSS	Social Security Contributions, or Instituto Nacional do Seguro Social.

IPCA	Inflation Rate Index for Consumer Goods, or Índice Nacional de Preços ao Consumidor Amplo

IPI	Tax on Manufactured Products, or Imposto sobre Produtos Industrializados.

IRPJ	Corporate Income Taxes, or Imposto de Renda Pessoa Jurídica.

ISS	Tax on Services, or Imposto Sobre Serviços.

PIS	Social Integration Program, or Programa de Integração Social.

PPPC	Pulp and Paper Products Council.

RFB	Brazilian Internal Revenue Service, or Receita Federal do Brasil.

Securities Act	U.S. Securities Act of 1933, as amended.

SUDENE	Superintendence for Development of the Northeast, or Superintendência do Desenvolvimento do Nordeste.

TJLP	Brazilian Long-Term Interest Rate, or Taxa de Juros de Longo Prazo.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We have prepared our consolidated financial statements as of December 31, 2021 and 2020, and for each of the three years ended December 31, 2021 included herein, in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected financial information should be read together with our consolidated financial statements, including the notes thereto.

Our functional currency and that of all our subsidiaries is the real, which is also the currency used for the preparation and presentation of our consolidated financial statements, except for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC and Spinnova OY. See note 3.2.7. to our audited consolidated financial statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.Financial Data

For a discussion of our financial and operating data for the years ended December 31, 2021 and 2020, see “Item 5. Operating and Financial Review and Prospects.”

OPERATIONAL DATA

	As at and for the year ended December 31,
	2021	2020	2019	2018	2017
Number of employees	16,679	15,653	14,534	9,385	7,830
Nominal production capacity (millions of tons)
Pulp	10.9	10.9	10.9	3.6	3.6
Paper	1.4	1.4	1.4	1.4	1.4
Sales volumes (thousand metric tons)
Domestic market pulp	796,708	786,621	830,962	298,005	376,502
Export market pulp	9,789,129	10,036,495	8,580,691	2,927,714	3,255,329
Total market pulp	10,585,837	10,823,116	9,411,653	3,225,719	3,631,831
Sales volumes (thousand metric tons)
Domestic market paper	922,909	801,819	853,412	878,374	815,917
Export market paper	371,338	375,062	403,051	377,263	374,190
Total market paper	1,294,247	1,176,881	1,256,463	1,255,637	1,190,161
Total sales volumes market paper and pulp	11,880,084	11,999,997	10,668,116	4,481,356	4,821,938

Special Note Regarding Non-IFRS Financial Measures

The following discussion of our results of operations is based on our audited consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021. For a discussion of our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form 20-F for the year ended December 31, 2020.

A non-IFRS financial measure is any financial measure that is presented other than in accordance with all relevant accounting standards under IFRS. We disclose EBITDA and Adjusted EBITDA for Suzano in this annual report, which are considered to be non-IFRS financial measures. EBITDA is calculated as Net income (loss) plus Net financial result, Income and social contribution taxes, and Depreciation, amortization and depletion. Adjusted EBITDA for Suzano is defined as EBITDA as further adjusted to add or exclude: (i) exceptional adjustments as defined by management are those with no impact on our ongoing business, such as Expenses with Fibria’s Transaction, Contract renegotiation, Losango Project Adjustments, COVID-19 - Social actions and operating expenses, ITBI Provision and fees, Write-off of civil lawsuits, Result from sale of property, plant and equipment and biological assets, Shut down - 5.1 Project Mucuri facility, Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) and Agreement White Martins and (ii) non-cash adjustments are those adjustments that have impacted the income statements without a cash impact on Suzano, such as Accrual (reversal) of losses on ICMS credits, Write-off of contractual advance, Impairment of non-financial assets, Accruals for losses on PIS and COFINS credits, Fair value adjustment of biological assets, Result from sale and disposal of property, plant and equipment and biological assets, Income from associates and joint ventures– Ibema, Ensyn and Spinnova and Income from associates and joint ventures – Write-off of other comprehensive income from Suzano Trading.

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

See below for a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA.

Adjusted EBITDA (R$million)	2021	2020
EBITDA Reconciliation
Net income (loss)	8,635.5	(10,714.9)
(+/–) Net financial result	9,347.2	26,085.5
(+/–) Income and social contribution taxes	197.4	(6,927.2)
(+) Depreciation, amortization and depletion	7,041.7	6,772.8
EBITDA	25,221.9	15,216.2
Expenses with Fibria’s Transaction(1)	—	1.0
Accrual (reversal) of losses on ICMS credits(2)	(98.7)	(79.0)
Contract renegotiation(3)	—	6.7
Losango Project Adjustments(4)	(9.1)	—
Accrual for losses of forest partnership advance (2)	2.7	—
Impairment of non-financial assets(2)	58.0	45.4
COVID-19 - Social actions and operating expenses(5)	25.3	184.7
ITBI provision and fees(6)	—	10.5
Accruals for losses on PIS and COFINS credits(2)	—	11.1
Additions of civil lawsuits provisions(7)	32.8	—
Fair value adjustment of biological assets(2)	(763.1)	(466.5)
Result from sale and disposal of property, plant and equipment and biological assets(2)	38.8	25.5
Result from sale of property, plant and equipment and biological assets(8)	(543.8)	—
Shut down – 5.1 Project Mucuri facility(9)	—	29.7
Income from associates and joint ventures - Ibema, Ensyn and Spinnova (2)	(130.3)	(36.1)
Income from associates and joint ventures - Recycling of other comprehensive income from Suzano Trading(2)	78.4	—
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)(10)	(441.9)	—
Agreement White Martins(11)	—	0.4
Adjusted EBITDA	23,470.9	14,949.6
(1)	Exceptional: Expenses incurred due to the business combination with Fibria.
(2)	Non-cash adjustments
(3)	Exceptional: Penalties on contractual terminations with some suppliers due to operational synergies arising from business combination with Fibria.
(4)	Exceptional: Provisions related to the Losango project, mainly, write-off of advances of forestry development program and write-off of wood stock in the field.
(5)

Exceptional: Disbursements made for carrying out the social actions implemented by Suzano and includes, mainly, expenses in the facilities units for the upgrading of cafeterias and workplaces, expansion of the frequency of conservation, cleaning, hygiene and maintenance of common areas, public transport with more space between passengers, distribution of masks and realization rapid tests on employees working in facilities units.

(6)	Exceptional: Provision for Property Transfer Tax (“ITBI”) payments and fees referring to the regularization of land acquired prior to 2015.
(7)	Exceptional: Refers to new exceptional civil lawsuits provisions.
(8)	Exceptional: Result from the sale of biological assets and property, plant and equipment related to the main contracts with Bracell and Turvinho (note 1.2.2 from financials statements) and Klabin.
(9)	Exceptional: Refers to a 2016 project of the Mucuri facility that was discontinued.

(10)

Exceptional: in the year ended December 31, 2021, the total PIS and COFINS tax credits to be recovered recognized by the Company, following exactly the terms decided by the STF regarding the exclusion of ICMS (VAT) from the PIS and COFINS tax basis, is R$491.9 (note 20.3.1 from F-Pages).

(11)	Exceptional: Fine for termination due to supply incidents.
B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

We face operational risks that may result in partial or temporary suspension of our operations and in loss of production. Such outages may be caused by factors associated with equipment failure, information system disruptions or failures (including due to cyber-attacks), accidents, fires, strikes, invasions, acts of war, armed conflicts, weather, exposure to natural disasters, regional water crisis, electricity power outages and chemical product spills, accidents involving water reservoirs, landfills, revocation of licenses, labor restrictions by pandemics, among other operational and environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to our property, assets and reputation, liability for damages to the environment and third parties, a decrease in production or an increase in production costs, any of which may adversely affect our financial condition and results of operations. Increasing geopolitical tensions and hostilities in connection with the conflict between Russia and Ukraine, and the trade and monetary sanctions that have been imposed in connection with those developments, have affected, and could significantly affect, worldwide markets, cause turmoil in the global financial system and negatively impact our operations.

Certain of our assets, notably biological assets measured at fair value, property, plant and equipment and intangible assets, may be impacted by climate events. Effects of climate change, such as rising temperatures, scarcity of water resources, fires and impacts arising from the greater presence and resistance of pests and other forest diseases favored by the gradual increase in temperature, as well as other adverse weather events, may impact the determination of fair value of biological assets, cause the loss of biological assets, reduce productivity or event result in interruptions of our production. In addition, regulatory and legal changes related to a transition to a low-carbon economy and/or with greater biodiversity might impose additional costs and create greater risk of litigation and/or commercial restrictions to our business.

During the normal course of our business, we depend on the continuous availability of logistics and transportation networks, including roads, railways, warehouses and ports, among others. Such operations may be disrupted by factors beyond our control, such as social movements, geopolitical conflicts, natural disasters, electricity shortages strikes and shutdowns (such as, for instance, trucker strikes). Any interruption in the supply of inputs for the operation of our industrial and forestry units or in the delivery of our finished products to clients could cause a material adverse impact on our results of operations.

We have entered into contracts with third parties to provide transportation and logistics services. The early termination of these contracts or our inability to renew them or negotiate new contracts with other service providers with similar conditions could adversely affect our financial and operating condition. In addition, most of our suppliers of transportation operate under concessions granted by the Brazilian government. The loss or non- renewal of such concessions without timely replacement for new concessions to third parties that can continue the services provided and willing to do so on similar terms as the previous service providers may also adversely affect our results of operations and financial condition.

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

More stringent environmental regulations could increase our expenditures and noncompliance with such regulation may result in administrative, civil and criminal liability, which may adversely affect us, our results of operations or financial condition.

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

Our operations depend on the issuance of permits, licenses, concessions, grants and registrations from various federal, state and municipal agencies. In addition, obtaining licenses for certain activities in which significant environmental impacts are expected requires investments in conservation and/or recovery to compensate such impacts. We have permits, licenses, concessions, grants and registrations necessary to operate our factories, which usually have predetermined validity. In other to renew them, we have to periodically report our compliance with standards of emission of greenhouse gases established by governmental agencies. The expansion of our operations and/or changes to the regulation in force may cause us to request for new permits, licenses, concessions, grants and registrations with the governmental authorities and we cannot guarantee that we will be able to obtain, or obtain them in a timely manner. Failure to obtain such permits, licenses, concessions, grants and registrations, or to obtain them in a timely manner, may delay the implementation of new activities, increased costs, financial fines or sentences for payment of compensation. In case we are fined and/or penalized for not obtaining, timely renewal or canceling our authorizations, licenses, grants and registrations, as well as for non-compliance with environmental legislation, our financial and operational results and our image may be adversely affected. In addition, non-compliance with applicable environmental legislation may result in partial or total shutdowns of our operational activities, which may also adversely affect our financial position and image.

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

According to market statistics (PPPC), Chinese demand represented 36% of the global market pulp demand in 2021 (versus 39% in 2020 and 37% in 2019), and this demand has increased at a compound annual growth rate of 8.5% since 2006, above the global average of 1.9%. The recent investments in paper and board machines in China have been boosting pulp demand in China; however, the volatility of Chinese demand due to speculative buying movement is a key risk for any short-term demand forecast. Such behavior was experienced during the year of 2019 when, according to the PPPC’s Chinese Demand report, demand for hardwood in China fell by 3.5% in the first 6 months of 2019 vs. the same period of the previous year. %. In 2021, the speculative buying movement was not largely noticed with similar demand growth throughout the year.

The outbreak of communicable diseases worldwide, such as SARS-COV-2 (COVID-19 pandemic), may lead to increased volatility in the global capital markets, impacting the trading market for the securities issued by us.

Outbreaks or potential outbreaks of diseases may have an adverse effect on global capital markets (including the capital markets in which our securities are traded), on the global economy (including the Brazilian economy) and on the price of our shares. Historically, pandemics, as well as regional or global epidemics and outbreaks, such as COVID-19, have affected sectors of the economy in countries where these diseases have spread, adversely impacting global commercial activity and contributing to significant volatility in the market. In light of our activities in the foreign market, such events or potential reactions and mandates from government authorities could cause disruption of regional and global supply chains and economic activity, including significant volatility in demand, which could adversely affect our operations and financial results. Prolonged closures, stoppages and shutdowns, if continuing, may disrupt our operations and the operations of our suppliers, service providers and customers and could materially, adversely affect our revenues, financial condition, profitability, and cash flows.

Further, additional waves of outbreaks — including new variants that are more or less aggressive and/or contagious — may occur, and the intensity of the economic slowdown resulting from actions taken or to be taken by government authorities in response to the pandemic are unpredictable, especially considering that both the severity of the disease and the action plan of local authorities will depend on various unknown factors.

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

Thus, our future financial performance will depend on the economic, political, environmental and social conditions of our main export markets (Europe, Asia and North America). As a result, factors that are beyond our control include:

●	imposition of barriers to trade by certain countries to limit the access of Brazilian companies to their markets or even to subsidize local producers, particularly with respect to paper products, or the granting of commercial incentives in favor of local producers;
●	changes in economic policies and/or conditions of the countries to which we export, which may affect our export capacity and, consequently, our business and operating results;
●	logistics costs, including disruptions in shipping or reduced availability of freight transportation;
●	significant fluctuations in global demand for pulp products, which could impact our sales, operating income and cash flows;
●	the deterioration of global economic conditions, which could impair the financial condition of some of our customers or foreign suppliers, thereby increasing bad debts or non-performance by our foreign suppliers, as well as increasing our costs for financing and refinancing;
●	changes in revenues due to variations in foreign currency exchange rates;
●	controls on currency exchange; and
●	adverse consequences deriving from the need to comply with more stringent regulatory requirements in foreign countries, including environmental rules, regulations and certification requirements.

Risks Relating to Our Company

Any failure to meet key stakeholders expectations regarding environmental, social and corporate governance (“ESG”) matters may damage our reputation, raise our costs, decrease our revenues, or expose us to additional risks.

There is an increasing focus from customers, investors and other key stakeholders concerning ESG matters, as public interest and legislative pressure related to companies’ ESG practices continue to grow. Regardless of the industry, investors’ increased focus and activism related to ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In addition, certain institutional investors rely on third-party providers proxy vote recommendation, benchmark proxy voting guidelines and analyses of ESG attributes. If we fail to align our Annual Shareholders’ Meeting proposals with such recommendations or guidelines, certain shareholders may vote against them, which may adversely affect us. Companies that do not adapt to or comply with investors, consumers or other stakeholders expectations and standards, which are evolving, or that are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or securities prices of such a company could be materially and adversely affected. If our ESG practices and policies fail to meet evolving expectations, standards and frameworks, our reputation, financial condition and employee retention may be negatively impacted.

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

As of December 31, 2021, the value of our goodwill and other intangible assets with determined useful life relating to the Merger with Fibria were R$7,897.1 million and R$7,455.2 million, respectively. For further information, see notes 16 to our audited consolidated financial statements. Under IFRS, goodwill and intangible assets with undetermined useful life are not subject to amortization and are tested annually to identify possible need for impairment, or more often if any event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets that have determined useful lives are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In addition, under IFRS we are required to perform an impairment analysis of assets with undetermined useful life when the book value of our net assets exceeds our market capitalization. As a result, we may be required to record an impairment charge for goodwill or other intangible assets in future periods if required under IFRS, which could lead to decreased assets and reduced net income. If a significant write down were required, the charge could adversely affect our financial condition and results of operations or the trading price of our securities.

The level of our indebtedness could adversely affect our financial condition and a material portion of our cash flow may need to be used to service our debt obligations, which could impair our ability to operate our business.

As of December 31, 2021, we had R$79.6 billion of total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures). We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to investors. Our indebtedness could, among other things: (i) require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities; (ii) increase our vulnerability to a downturn in general economic and industry conditions, and may make us unable to carry out capital spending that is important to our growth; (iii) limit, along with financial and other restrictive covenants in our debt instruments, our ability to incur additional debt or equity financing or dispose of assets; and (iv) decrease our ability to deleverage and place us at a competitive disadvantage compared to our competitors that have less debt.

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

Additionally, a default under our financial agreements that is not waived by the relevant creditors may result in an acceleration of the maturity of the outstanding balance of such debt, debt and may also accelerate the maturity of other debt that benefits from cross-default or cross-acceleration provisions. For more information, see Item 5. “Operating and Financial Review and Prospects —Indebtedness.” If such events were to occur, our financial condition and share price could be adversely affected.

We operate under certain tax regimes in Brazil and abroad that may be suspended, cancelled or not renewed, any of which may adversely affect our financial condition and free cash flow generation.

We receive certain tax benefits by virtue of our investment projects in underdeveloped regions in Brazil SUDAM/SUDENE, which are covered by the the RFB. We also benefit from tax incentives granted by states based on state laws. The program PROMARANHAO in the state of Maranhão and the program Desenvolve in the state of Bahia, published through Ordinance-GABIN nº 435/18 and Decree No. 18.270/18, respectively, are the most relevant ones for our operations. We cannot assure you that the tax incentives we currently benefit from will be maintained or renewed, particularly, but not exclusively, in light of deteriorating macroeconomic conditions that may lead to changes in current material incentives, such as the Regime Especial de Aquisição de Bens de Capital para Empresas Exportadoras, which is a special regime for the acquisition of capital goods by exporting companies, and Preponderante Exportador, among others. If such tax benefits are not effectively renewed, this could have a material adverse effect on our generation of net cash flow. In the event of constitutional challenges or if we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or cancelled, and we may be required to pay the taxes due in the last five years in full, plus penalties and interest, which may adversely affect us.

Our exports and international trading activities are also conducted under certain tax regimes, including rulings and incentives in some foreign countries, including Austria. These the tax rulings or benefits expire and have to be renewed from time to time. We cannot assure you that the tax regimes and incentives from which we currently benefit will be renewed or maintained in the future. In addition, we also benefit from provisions of international treaties entered into by the Brazilian federal government in order to avoid double taxation, such as the non-double taxation treaty between Brazil and Austria, pursuant to which profit earned by our wholly-owned subsidiary in Austria is not subject to double-taxation in Brazil. Although we believe in the validity of the provisions of international treaties, we have obtained a preliminary injunction to guarantee the enforceability of the Brazilian-Austria treaty. If the Brazil-Austria treaty is deemed unenforceable, we may be materially adversely affected.

Fluctuations in interest rates, as well as our inability to manage risks associated with the replacement of benchmark indices, could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (“LIBOR”), the Brazilian Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or “CDI”) and the Brazilian Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or “TJLP”). The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, as it is an instrument for Brazilian Central Bank to manage inflation and pursuit its policies targets. The CDI rate was 9.15% p.a. as of December 31, 2021, while it was 1.90% p.a. and 4.40% p.a. as of December 31, 2020 and 2019, respectively. The TJLP rate was 5.32% p.a., 4.55% p.a. and 5.57% p.a. as of December 31, 2021, 2020 and 2019, respectively.

A significant increase in interest rates may impact our ability to secure financing in acceptable terms and an increase in interest rates, particularly TJLP, CDI, LIBOR or the Secured Overnight Financing Rate (“SOFR”), or the inflation rate index for consumer goods, or IPCA, could have a material adverse effect on our financial expenses since a significant part of our debt (BNDES loans, Agribusiness Credit Receivable Certificates - CRA and Export Prepayment Facilities) is linked to these rates. On the other hand, a significant reduction in the CDI rate could adversely impact our financial revenues derived from investment activities, since a material portion of our cash is invested in Brazilian money market instruments that are linked to the CDI rate.

On March 5, 2021 the head of the United Kingdom Financial Conduct Authority (“FCA”) announced in a public statement the date of extinction of all Libor rates, including that LIBOR 3-months (term to which our contracts are linked) for June 30th, 2023. The Federal Reserve Board and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee (ARRC), a group of private-market participants, to help ensure a successful transition from U.S. dollar (USD) LIBOR to a more robust reference rate, its recommended alternative, the SOFR. Although the adoption of SOFR is voluntary, the impending discontinuation of LIBOR makes it essential that market participants consider moving to alternative rates such as SOFR and that they have appropriate fallback language in existing contracts referencing LIBOR. In this regard, our derivative and debt contracts may be affected by the change in the relevant rate. Because the publication of LIBOR will cease for June 2023, we have begun to migrate to the adoption of SOFR as an alternative rate, which will materialize with the termination of LIBOR

The Company identified all of its contracts subject to LIBOR reform that have not yet been subject to the transition to an alternative reference rate and has already started contacting the respective counterparties of each contract to ensure that the best market practices will be adopted at the time of transition of the index, these terms are still under negotiation between the parties. We cannot predict how the (i) provisions relating to the discontinuation of LIBOR we have been including in our contracts, (ii) negotiations with other parties for definition of new applicable rates, or (iii) determination of an equivalent fee by a calculation agent will be implemented in practice, practice and can give no assurance that such implementation will not have a material effect on our financing costs.

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

We cannot guarantee that our data protection program will be deemed sufficient by the ANPD to meet the provisions of the LGPD, due the lack of orientation about specific requirements, nor that such program will prevent any failures in the protection of personal data processed by us, including with respect to cybersecurity incidents.

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

The deterioration in labor relations with employees could adversely affect the Company.

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

We account for our derivative instruments at fair value, in accordance with IFRS. The fair value of such instruments may increase or decrease due to fluctuations in currency exchange rates or interest rates, among others, prior to their settlement date. The recent valuation of the real against the U.S. dollar has led to the decrease of the negative fair value of such instruments. We may incur losses due to these market risk factors. Fluctuations may also result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, acts of war, terrorism, among others.

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

As part of our strategy, we may decide to expand our existing production facilities or build new production facilities. The expansion or construction of a production facility involves various risks, such as engineering, construction, operational systems, integration with the existing mill on brownfield projects, regulatory and other expected or unexpected significant challenges. These risks delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion or new construction project subject to risks, including:

●	we may either not be able to complete any expansion or new construction project on time or within the expected budget or be required by market conditions or other factors to delay the initiation of construction or the timetable to complete new projects or expansions, including adverse weather conditions, natural disasters, pandemics, fires, delays in supply, inputs or labor and accidents that impair or prevent the development of ongoing projects;
●	our new or modified facilities may not operate at designed capacity, ramp up its learning curve as planned or may cost more to operate than we expect;
●	we may not be able to sell our additional production at competitive prices;
●	we may not have cash, or be able to acquire financing, to implement our growth plans;
●	variations on exchange rate or product price may decrease significantly generated value by expansion project or new facilities;
●	climate changes could affect our forest base for new projects or brownfield, and significantly increase our wood cost;
●	we may have a negative impact on existing mills that can result on operational instability;

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

We conduct a substantial amount of our operations in Brazil, and we sell part of our products to customers in the Brazilian market. For the year ended December 31, 2021, 16.4% of our net revenues were derived from Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations or financial condition.

The Brazilian economy has been characterized by frequent, and occasionally drastic, interventions by the Brazilian federal government, which have often changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian federal government’s actions to control inflation and other policies have often involved wage and price controls, depreciation of the real, changes in tax policies, controls on remittances abroad, fluctuations of the Central Bank of Brazil’s base interest rate, as well as other measures. We have no control over, nor can we foresee, any measures or policies that the Brazilian federal government may adopt in the future. We may be materially adversely affected by changes in the policies of the Brazilian federal government, in addition to other general economic factors, including, without limitation:

●	political, economic and social instability;
●	monetary policies;
●	political elections;
●	inflation;
●	exchange rate fluctuations;
●	exchange controls and restrictions on remittances abroad;
●	tax policy and amendments to the tax legislation;
●	interest rates;
●	liquidity of domestic and foreign capital and lending markets;
●	government control of the production of our products;

●	restrictive environmental and real estate laws and regulations; and
●	other political, social and economic policies or developments in or affecting Brazil.

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

The Brazilian federal government has indicated its willingness to implement a tax reform agenda, including to (i) revoke the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions, and (ii) decrease import tax (which would increase competition and the role of international competitors), both of which could impact our ability to pay future dividends. Any purported tax reform or change in fiscal policies, if proposed and implemented, may also significantly impact our business. If there is a tax reform or any changes in applicable laws and regulations that alter the applicable taxes or tax incentives/special regimes, either during or after their terms of validity, our business and results may be affected.

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

Devaluations of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil, lead to increases in interest rates, further limit our access to foreign financial markets and prompt the adoption of recessionary policies by the Brazilian federal government. Conversely, the depreciation of the real against the U.S. dollar may lead to a further deterioration of Brazil’s current account and balance of payments and cause a decrease in Brazilian exports. Any of the foregoing developments may negatively affect the Brazilian economy as a whole, and, consequently, our results. In recent years, the Central Bank of Brazil has occasionally intervened to control unstable movements in the foreign exchange rate. We cannot predict whether the Central Bank of Brazil will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian Central Bank exchange rate policies may have on us. We cannot assure that in the future the Brazilian federal government will not impose a currency band within which the real U.S. dollar-real exchange rate could fluctuate or set fixed exchange rates, nor can we predict what impact such an event might have on our business, financial position or operating results.

Economic and market conditions in other countries, including in the United States and emerging market countries, may materially and adversely affect the Brazilian economy and, therefore, our financial condition.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other countries, whether emerging market countries or not. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the domestic or international capital markets prices to fluctuate. Developments or conditions in other countries, including non-recurrent events such as US-China trade war, acts of war and related sanctions and other events have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and reductions in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if we should have such a need.

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

In addition, although our public float represented 54.2% (excluding Treasury Shares) of our total capital float as of December 31, 2021, only 3.7% were represented by ADSs. Moreover, our controlling shareholders (including related parties and management) hold 44.9% of our stock. Any potential sale by these shareholders could adversely affect the market price of our securities.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

We, Suzano S.A., were incorporated as a corporation on December 8, 1987 under the laws of Brazil. We have the legal status of a sociedade por ações, or a stock corporation, under the Brazilian Corporation Law. Our principal place of business is located at Avenida Brigadeiro Faria Lima, 1355, 7th floor, São Paulo, SP, 01452-919, Brazil (telephone: +55 11 3503-9000). Our shares are traded on the special listing segment of the B3, which provides for the highest level of corporate governance in the Brazilian market, and our ADSs are traded on the New York Stock Exchange.

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

On December 8, 1987, we were incorporated under the name Bahia Sul Celulose S.A., or Bahia Sul, as a joint venture between Companhia Vale do Rio Doce - CVRD (currently Vale S.A.), or Vale, and Companhia Suzano. In 2001, Companhia Suzano acquired all of the shares of Bahia Sul that were previously held by Vale, increasing its ownership interest to 100% of our voting stock and 73% of our total stock. In 2002, Companhia Suzano held an exchange offer of preferred shares without voting rights issued by Bahia Sul for new preferred shares without voting rights issued by us, in order to acquire all outstanding preferred shares of Bahia Sul. Upon completion of the exchange offer, our share in Bahia Sul’s capital stock increased to 93.9%.

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

On October 28, 2021, the Board of Directors effectively authorized, the realization of investment for construction of a new pulp production mill with a nominal capacity of 2,550,000 (two million five hundred and fifty thousand) tons of eucalyptus pulp per year, to be located in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul, known as Cerrado Project. The Company estimates that the new plant will start operating in the second semester of 2024. The Project Cerrado represents an important development in the Company's long-term strategy, contributing to the expansion of its structural competitiveness, meeting the growing demand for hardwood pulp, and to the Company's evolution in sustainability.

B.Business Overview

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

There are two types of wood pulp: hardwood pulp and softwood pulp. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch, acacia, maple, oaks, beech trees and poplars, which have shorter fibers. Short fiber is generally best suited for the manufacture of products that require smoothness, brightness, uniformity an absorption properties, such as coated and uncoated printing and writing paper, tissue paper, specialty papers as image paper and décor laminate paper as well as packaging paperboard. Softwood pulp is produced using softwood trees (e.g. pine, spruce and fir) and is generally best suited for the manufacture of products that require greater durability and strength, such as kraftliner, newsprint, catalogues, boards, lightweight coated paper and tissue. However, paper producers may also substitute fibers used in the paper manufacturing process according to market availability by applying further processing, as refining mechanical treatment. The substitution depends on the raw materials and equipment available and the specifications of the final product. Pulp can be produced by integrated paper producers or by market pulp producers who sell the pulp to nonintegrated or semi-integrated paper producers. In 2020, approximately 40% of global pulp virgin fiber production was “market pulp” (Hawkins Wright – The Outlook for Market Pulp (August 2021)); that is, pulp sold by pulp mills and bought by paper mills. We produce pulp for our own paper production (integrated pulp) and to sell to other papermakers (market pulp). We produce only hardwood pulp from our renewable forests of planted eucalyptus trees. Eucalyptus pulp is widely accepted among producers of printing and writing paper, specialty papers and tissue papers worldwide because of its properties and cash production cost, and it has represented an increasing percentage of the world production of hardwood pulp. Eucalyptus trees in Brazil have a shorter growth cycle than other hardwood trees (approximately seven years in Brazil) and higher yield per planted hectare.

Source: IBÁ (Brazilian Tree Industry - Indústria Brasileira de Árvores) – Annual Report 2019.

Brazil’s competitive advantage is driven by the fact that Brazil has the fastest tree growth rates in the world and the highest productivity rate. Thus, we believe that we are among Brazilian pulp producers that have the lowest production cost in the global market.

Source: Hawkins Wright, 2021.

The key drivers of global virgin pulp demand growth are packaging, tissue and special paper. These grades presented a production compound annual growth rate (“CAGR”) from 2010 to 2020 of 2.2%, 3.5% and 1.3%.

Paper consumption in China has been the main driver of demand growth over the past years. According to PPPC, global demand for pulp (including softwood pulp and hardwood pulp) and for tissue is expected to continue increasing in the following years.

Source: Pulp and Paper Products Council – PPPC S&D (2022).

Source: Pulp and Paper Products Council – PPPC S&D (2022).

Source: Pulp and Paper Products Council – PPPC (2022).

According to Hawkins Wright, in 2021, we were among the top 10 market pulp producers in terms of capacity, with a combined 14% market share of chemical market pulp capacity.

Source: Hawkins Wright, 2021.

Source: Pulp and Paper Products Council – PPPC S&D (2022).

Our Company

With more than 90 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, we were the largest producer of eucalypt pulp in the world and virgin market pulp in the world in 2021. As other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.

We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 42% of the printing and writing paper and 25% of the paperboard produced in Brazil in 2021.

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

Our eucalyptus pulp production satisfies 100% of our requirements for paper production, and we sell the remaining production as market pulp. As of December 31, 2021 our total eucalyptus pulp installed capacity was 11.9 million tons per year. The scale of our production capacity, the proximity of our planted forests to our mills and the integration of our pulp and paper production process allow us to benefit from substantial economies of scale and low production costs.

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

Pulp and Paper

We produce a variety of eucalyptus pulp and paper products, including pulp used in our paper production processes, as well as market pulp. We sell pulp to the Brazilian market and to the export market. We produce coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp and fluff pulp. Within the printing and writing paper category, we produce products of different sizes and shapes, such as cut paper for general purposes (cut-size), folio size and reels. Our sales are not concentrated in any specific customer, in either the Brazilian or the export markets. For the year ended December 31, 2021, no single customer accounted for more than 10.0% of our consolidated net sales revenue.

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

The management of our forests is the base that sustains our business, based on the planting and management of renewable forests, targeting of a competitive supply of wood through long-term planning and development and application of genetic improvements. As of December 31, 2021, we owned or leased approximately 2.5 million hectares of land, of which approximately 1.3 million hectares were used for eucalyptus cultivation and 1 million for forestry reserves, ensuring compliance with Brazilian law that determines the percentage of area required for legal and permanent preservation reserves, located mainly along the rivers. Remaining 0.2 million hectares are related to other uses such as roads. Our production units are in compliance with or exceed environmental standards – both Brazilian and international – for the production of pulp and paper.

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

Pulp Sales

Pulp Sales

In the years ended December 31, 2021, 2020 and 2019, we sold 10.6 million tons, 10.8 million tons and 9.4 million tons of pulp as market pulp respectively, of which 7.5%, 7.3% and 8.8% was sold in the Brazilian domestic market and 92.5%, 92.7% and 91.2% was sold in the export market.

The following table sets forth our Brazilian domestic and export sales of pulp for the periods indicated.

	For the year ended
	December 31,
	2021	2020	2019

	(in tons)
Suzano’s pulp sales volume
Brazilian	796,708	786,621	830,962
International	9,789,129	10,036,495	8,580,691
Total	10,585,837	10,823,116	9,411,653

Pulp Exports

The table below sets forth our pulp net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2021		2020		2019
	R$	Total	R$	Total	R$	Total
	(million)	(%)	(million)	(%)	(million)	(%)
Pulp net sales by geographic region
Brazil	2,338.8	6.7	1,609.4	6.3	1,833.9	8.7
Asia	15,952.8	46.0	12,921.1	50.5	9,605.8	45.7
Europe	10,477.3	30.2	6,409.9	25.1	5,950.8	28.3
North America	5,694.3	16.4	4,341.0	17.0	3,592.6	17.1
Others	252.0	0.7	296.9	1.2	44.6	0.2
Exports	32,376.4	93.3	23,968.9	93.7	19,193.8	91.3
Total	34,715.2	100.0	25,578.3	100.0	21,027.7	100.0

Pulp Customers

In 2021, most of our sales were made under contracts to customers with whom we have a long-term relationship in the Brazilian and export markets. Most of our customers are tissue, printing and writing and specialty paper producers that value the high-quality pulp produced and the reliability of supply provided by us. The majority of deliveries to final customers during last year were made from our overseas terminals in the United States, Europe, – and direct shipments to Asia.

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

Paper Sales

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

The table below sets forth our paper net revenues by geographic region for the periods indicated.

	For the year ended December 31,
	2021		2020		2019
	R$	Total	R$	Total	R$	Total
	(million)	(%)	(million)	(%)	(million)	(%)
Paper net revenues by geographic region
Brazil	4,380.6	70.1	3,358.2	68.8	3,480.3	69.8
Central and South America (1)	1,026.2	16.4	723.6	14.8	710.1	14.2
North America	424.9	6.8	263.3	5.4	382.6	7.7
Europe	318.7	5.1	262.9	5.4	221.7	4.4
Others	99.8	1.6	274.0	5.6	190.6	3.8
Exports	1,869.6	29.9	1,523.8	31.2	1,505.0	30.2
Total	6,250.2	100.0	4,882.0	100.0	4,985.3	100.0
(1)	Excludes Brazil.

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

Transportation

The cost of transportation of pulp and paper products to the consumer market is an important component of our competitiveness. In the years ended December 31, 2021, 2020 and 2019, logistics costs accounted for 23.0% ,23.7% and 15.0% of our cost of goods sold and selling expenses, respectively.

Our scale of production, the proximity of planted forests to our pulp mills and planted forests in relation to our factories and the integration of the processes of pulp and paper production gives us substantial economies of scale and lower production costs. Suzano and Rio Verde units, in the state of São Paulo, are strategically located near our major customers for paper products and approximately 90 kilometers from the port of Santos and are located at an average distance of 190 kilometers from our planted forests. The Limeira unit also has these advantages. The Mucuri unit, which primarily services the external market, is strategically located at an average distance of 74 kilometers from our planted forests and is approximately 250 kilometers from Portocel, a port that specializes in the exportation of paper and pulp, and approximately 320 kilometers from the port of Vitória. The Imperatriz unit, in Maranhão, which also primarily services the external market, is located approximately 670 kilometers from the port of Itaquí, and the associated planted forests are located an average of 184 kilometers from the port. The proximity of our forests, factories, Brazilian clients and ports allows us to enjoy relatively low transportation costs, which, in turn, provides a competitive cost structure for exports.

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

Port Operations

The pulp produced for export is shipped on dedicated vessels or partial-service vessels by carriers hired through long-term or spot contracts to our terminals overseas and is then delivered to our customers.

We conduct operations in the port of Itaquí, (state of Maranhão), port of Santos (state of São Paulo) and port of Barra do Riacho (namely, Portocel - state of Espírito Santo).

Port of Itaqui

The port of Itaqui is located on the coast of the state of Maranhão. From this port, we exported in 2021 pulp produced at the Imperatriz mill, which is located approximately 670km away from the port of Itaquí. Since 2014 we operate warehouse within the port area to guarantee the continuity of its operations with Empresa Maranhense de Administraçao Portuária (“EMAP”), a public company held by the state government of Maranhão.

On July 27, 2018, we participated in a public auction conducted by ANTAQ for the concession of public areas and infrastructure for general cargo, especially pulp and paper in the port of Itaquí, for an initial period of 25 years. We were awarded the contract due to our proposal for Itaquí General Cargo Terminal (IQI 18), in the amount of R$0.1 million. In 2020, we hired the companies responsible for building a warehouse of 73,000 tons, with a construction deadline by 2022, and a berth, already concluded, to support long-term planning of Imperatriz mill at the port of Itaquí. In 2021, we concluded the construction of the berth in the port of Itaquí, which is the object of Itaquí General Cargo Terminal (IQI 18)’s contract. The berth will be managed by EMAP and we will have preferential berthing rights. The berth was first tested in February 5, 2022, and the warehouse’s operations are expected to start in the second semester of 2022.

Port of Santos

The port of Santos is located on the coast of the state of São Paulo. From this port, we export pulp produced at the Jacareí and Três Lagoas, which are located approximately 150, and 750 kilometers away from the port of Santos, respectively. Through a concession, we operate terminal 32 (T32) of the port of Santos.

We finished the operations in terminal 31 and terminals 13, 14 and15 due to the start of the operation at Vertere (DP World Santos), operated together with terminal 32 (T32).

Paper produced by us for exports is mainly shipped out of the port of Santos, which is located approximately 80 kilometers from the Suzano unit and about 250 km from the Limeira unit, where most of the paper production designated to export markets comes from. We also operate with containers at the port of Santos, mainly used in the paper and fluff business.

DP World Santos

On January 29, 2018, we contracted logistic operations services for transporting pulp, with a take-or-pay condition. These services are rendered by Empresa Brasileira de Terminais Portuários S.A. (Embraport), which has adopted the brand DP World Santos in its private use terminal (TUP) located at the left bank of the Santos estuary, in the state of São Paulo, where a logistic port installation dedicated to warehousing, handling and shipping pulp will be constructed. The total investment in 2021 was approximately R$758 million. DP World Santos is wholly owned by global trade enabler DP World, one of the largest container port operators in the world, recognized in the industry for its efficiency.

The port operations started since the construction of a new warehouse, two berths and other harbor-logistics structures was completed, and the licenses were released in April 2020. Throughout 2020 we started the operation following the curve of the volume of the ramp up, achieved the full capacity in 2021. The port services will be conducted by DP World Santos until 2039, which term may be extended to 2042 subject to the renewal of the port authorization, as applicable.

Portocel

The pulp produced for export at the Aracruz and Veracel pulp mills is shipped out of the port of Barra do Riacho (Portocel), which is located approximately 3 kilometers away from Aracruz, approximately 250 kilometers away from Mucuri and 260 nautical miles from Veracel’s barge terminal. We own 51% of Portocel, the company that operates the port terminal of Aracruz. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer.

The Portocel is a modern facility that has the capacity to handle approximately 7.5 million metric tons of pulp and wood per year, from their owners and other players, and different type of material like aluminum, steel coils, granite and project cargo. Warehouse facilities at Portocel are capable of storing approximately 220,000 metric tons of pulp (static storage).

Marketing and Distribution

We have our own sales teams for our pulp and paper business units, which sell our products in both the Brazilian and international markets, to final consumer or distribution intermediaries. We sell our products in both the Brazilian and export markets. In the years ended December 31, 2021, 2020 and 2019, 83.6%, 83.7% and 79.6%, respectively, of our net sales revenue from market pulp and paper products was attributable to sales made outside of Brazil. Domestically in Brazil, we have a sales staff consisting of employees operating in various regions of Brazil.

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

Paper

In 2021, 70.1% of our paper sales were made to the Brazilian market. In order to better serve this market, we have divided it into six segments, designing different commercial and marketing strategies for each segment:

●	Packaging: this is the main end use of our paperboard sales and involves production of packaging for the pharmaceutical, cosmetic, tobacco, toys, clothing, shoes, food, beverage, hygiene, and cleaning industries;
●	Advertising and Catalogs: this segment mainly involves coated paper sales and production of promotional flyers, catalogues, displays and signs;
●	Books: this segment accounts for the production of books, magazines and newspapers and involves the sale of all of the paper types that we produce (coated, uncoated and paperboard);
●	Notebooks: this segment involves the production of notebooks and diaries in both the local and export markets, and uses uncoated paper and paperboard;
●	Mailing: this segment mainly involves the production of forms and invoices, which use uncoated paper;
●	Copy Paper: this segment encompass office end uses and retail channel, which involves the commercialization of uncoated paper in cut-size format (e.g., letter and A4 sizes) in stationery stores and self-service businesses.

In order to serve the first five segments listed above, we combine different distribution channels: large paper volumes are sold directly to publishers and converters and small paper volumes are sold through publishing distributors. In the copy paper segment, sales are made indirectly, through paper distributors and directly through our call center and e-commerce.

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

Competition

The pulp industry is highly competitive. The top 20 producers currently supply approximately 74.0% of the global virgin market pulp capacity according to Hawkins Wright. We face substantial competition from numerous producers of paper and hardwood market pulp, including major Brazilian producers, such as Bracell, Eldorado, CMPC and Celulose Nipo Brasileira S.A. (Cenibra). Many factors influence competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals, logistics and labor, and exchange rate fluctuations. Latin American pulp producers have structural cost advantages over other global competitors, mainly in North America and Europe, due to their shorter harvest periods and higher land productivity, which is only partially offset by geographical distance from the end markets. Many of our Latin America competitors enjoy cost advantages similar to ours, including low production costs, and have access to similar sources of funding to finance their expansion projects.

The international pulp and paper markets are highly competitive and involve a large number of producers worldwide. As a vertically integrated pulp and paper producer, we compete not only with other vertically integrated pulp and paper producers, but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do and enjoy lower financing costs. However, as the largest producer of eucalypt pulp and virgin market pulp in the world in 2021, according to Hawkins Wright, we maintain our competitive advantage by keeping production costs low, maintaining long-term contracts with our customers and vertically integrating our operations.

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

Aiming for positive environmental impacts, we promote the conservation of biodiversity and eco-efficiency of our operations, optimizing the use of our resources and applying the best environmental management practices, as defined by FSC, on an ongoing basis, such as:

●	Conserving ecosystems and their biodiversity;
●	Using renewable and non-renewable natural resources in a rational manner;
●	Promoting responsible use of water, minimizing the impacts of operations on local water resources and safeguarding the natural water cycle in forests;
●	Focusing on prevention and control of atmospheric emissions (NOx, SOx, TRS, greenhouse gases and particulate matter) and of effluents (COD and AOX);
●	Promoting the concept of the 4R's (rethink, reduce, reuse and/or recycle), aiming at less disposal of solid waste in own and/or third party landfills;

●	Optimizing energy performance, seeking maintenance of the low carbon energy matrix, as further explained below under “ - Climate Change”;
●	Stimulating climate change mitigation and adaptation actions;
●	Respecting rights, social and cultural values of indigenous peoples, traditional and local communities, as well as the people involved in operations of forest management;
●	Complying with the environmental legal framework, including binding international agreements and voluntary commitments pertinent to our operations, such as Ecolabels.

We reinforce our commitment to establish plantations exclusively in areas previously anthropized by other uses whose conversion has not occurred under our responsibility, committing to a zero-deforestation policy.

Our environmental commitments are supported and monitored by relevant organizations and coalitions. We also maintain a strong partnership with recognized forums and organizations to discuss and share knowledge on sustainability issues. Some examples are the UN Global Compact, Climate, Forest and Agriculture Brazilian Coalition, the Alliance for the restoration of the Amazon, One Trillion Trees (1t.org); the World Wildlife Fund / New Generation Plantation, The Brazilian Forest Dialogue, Brazilian Tree Industry (IBÁ), the Brazilian Corporate Council for Sustainable Development (CEBDS) and the GHG Protocol Brazil.

Furthermore, we also have a strong commitment to community service and participate in and fund a variety of projects, including projects supported by Instituto Ecofuturo, a non-governmental organization that we have created and sponsor, whose purpose is to generate and share knowledge and practices that contribute to creating a culture of sustainability.

Water

After the disclosure of our Long- Term Goals – MLPs in February 2020, we deployed the goal of reducing specific water withdrawal by 15% by 2030, linked to SDG 12 – sustainable consumption and production, for each industrial mill and governance has been integrated into our management routine.

Considering the expected curve until 2030, we defined the annual and monthly targets for each mill. The results of each mill in relation to the intermediate targets are monitored monthly in a meeting with the Executive Officer of Pulp Operations, together with representatives of all mills, integrating them with the governance of safety, production, quality and cost indicators.

Taking into consideration our governance model, the industrial directors, industrial managers and executives monitor the indicators of each mill weekly. Any deviations are treated according to the management tools adopted in our Operational Excellence model.

The results are disclosed to all of our employees at the monthly results meetings of each mill, engaging people in relation to the topic.

At the Units, the targets were stratified by consumer sector and sector performance is monitored at routine Production Meetings.

Our total water withdrawal in 2021 is in line with the volume reported by us in 2020. The Company’s performance is in track with our Long Term Goal to reduce the specific water withdrawal by 15% by 2030.

To this end, we implemented actions in all mills aimed at optimizing the use of water, which include the replacement of equipment to generate more water efficiency and the use of recovered water in machines.

In 2021, we mapped out best practices with respect to water use in our units and other market participants. As a result, we improved our water use management and governance practices. These actions contributed to the reduction of specific water withdrawal in 2021. As an example to reinforce the governance priority of the topic, we defined targets linked to variable remuneration to the Chief Operating Officer, Industrial Officers and lower positions.

In 2021, we also approved the implementation of a new pulp production unit to be installed in Ribas do Rio Pardo, state of Mato Grosso do Sul, with a production capacity of 2.55 million tons of pulp per year and which will start operating in the first quarter of 2024. The Company adopts the best available technologies (BAT) as a premise for this mill, which will use the best technologies available for pulp production, according IPPC (Integrated Pollution, Prevention and Control 2015 - European Commission) and IFC (International Finance Corporation – World Bank) references, including the optimization of the use of water resources, use of acidic soil corrective, and the production of energy with organic waste.

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

In 2020 we had announced a very challenging goal of reducing 70% of waste sent to landfill by 2030. In 2021, we reduced the total volume of industrial solid waste sent to landfills to 20.8 kg/t, which represents a reduction of 75.8% compared to our target baseline (44.3 kg/t - 2018).

In 2021, our units in Limeira, Jacareí and Rio Verde achieved the important milestone of not sending waste to landfills. In addition, in 2021 our waste treatment center at Imperatriz began its operations. In September 2021, we started a pilot process in the Mucuri Mill to compost 54% of the waste sent to landfill.

Biodiversity

We are engaged in carrying out and developing sustainable forestry operations. We are committed to a strict zero deforestation policy and adoption of best forest management practices, as defined by FSC. Therefore, our eucalyptus plantations are established exclusively in areas previously anthropized by other uses, such as cattle grazing, and co-exist interleaved with areas destined for biodiversity conservation - the mosaic landscapes approach, favoring the connection of native fragments and the establishment of ecological corridor.  Our forest management practices follow all the legislation, standards and commitments undertaken, being certified by international widely recognized standards, the Forest Stewardship Council (FSC) and the Programme for the Endorsement of Forest Certification (PEFC) / Brazilian Forest Certification Program (CERFLOR), both auditable certification schemes.

We maintain and protect approximately 1 million hectares of native vegetation, which corresponds to 40% of our total area. In this natural preserved territory, since the nineties, Suzano conducts periodic biodiversity monitoring, species of fauna and flora. To increase the protection and monitoring of biodiversity, we voluntarily identified areas considered global or nationally important for biodiversity conservation, defined as High Conservation Value Areas (HCVA) and Private Natural Heritage Reserves (IUCN Category IV).

Additionally, aware of the different levels of fragmentation that the biomes in which we operate faces – which is one of the main threats to the biodiversity loss in Brazil and in the world –, through a collaborative process, in 2021 we launched a long-term commitment to conserve the biodiversity. The scope of the target considered our representativeness extent and territorial influence, focusing on the priority areas for the biodiversity conservation in Brazil, going beyond our properties. We have committed to “connect half a million hectares of priority areas for the conservation of biodiversity in the Cerrado (Brazilian Savanah), Atlantic Forest and Amazon” by 2030, measuring yearly the connected fragments (in hectares) and other benefits, such as the creation of a network of protected areas; the conservation of key species; business models creation that generate shared value and biodiverse production; biodiversity impact drivers’ relief from anthropic pressures, among others.

Climate Change

With one of the largest forest bases in the world, we understand our role in fighting climate change. Together, native forests and eucalyptus plantations contribute directly to removing and storing CO2 from the atmosphere. Therefore, we are committed to doing more than neutralizing direct and indirect emissions from our value chain. Our purpose is to remove significant additional amounts of carbon from the atmosphere, thus mitigating the effects of the global climate crisis. Theses climate ambitions are among our sustainability long-term goals:

●	Removing 40 million tons of CO₂ equivalent from 2020 to 2025; and
●	Reducing the intensity of carbon emissions (Scopes 1 and 2) by ton of product produced (tCO₂eq/t) by 15% by 2030.

The Board of Directors is responsible for overseeing the sustainability strategy, including climate change aspects, supported by the Sustainability Committee. In 2021, part of the managing directors’ variable compensation was linked to sustainability goals, with the CEO and three directors committed to climate-related targets.

Climate change and its potential effects are considered one of our priority risks at a corporate level. In this sense, it has its own structured system for assessment, treatment (i.e. response to risk), monitoring and reporting. The Risk Management area monitors the evolution and mitigation of priority risks through the definition of action plans and controls, with report to the Board at least once a year. Additionally, the risk management process also includes specific approaches at the operational level. One example is the modeling of climate change scenarios and monitoring of indicators for the technical research, development and innovation (“R&D&I”) team. These data are used to calibrate harvest and planting planning models and to review the assessment of co-related climate risks to define new specific action plans, when necessary.

We reuse biomass and wood residues from the production process to generate a significant portion of its energy requirements. Approximately 86% of the entire operation and energetic matrix (that involver forest, industry, logistic, etc.) comes from renewable fuels (such as black liquor and biomass), and the remaining 14% from non-renewable resources (such as natural gas and fuel oil). We are self-sufficient in the Mucuri, Imperatriz and Três Lagoas units in terms of energy needs and some mills are even selling surplus energy back to the grid. In 2021, 1,514,449.09 MWh of renewable electric energy were supplied to the public grid from these units.

Externally, we strengthen our dialogue and partnership with governments, companies, NGOs, associations and academia by actively participating in forums and working groups. In 2021, it outlined a broad engagement strategy in COP 26, the United Nations Climate Conference. Our main objective was to engage the business sector and influence positive climate policies, such as carbon markets, and support the COP26 High-Level Champions to drive the carbon neutral and even carbon positive agenda.

In 2021, we joined Business Ambition for 1.5°C and the Science Based Target Initiative (SBTi), a movement that seeks to promote the reduction of greenhouse gas emissions and resulting global transition to a low-carbon economy. By joining, we are also taking part in the Race to Zero campaign, a coalition supported by the United Nations that brings together leaders committed to working towards a healthy, resilient recovery, with the objective of stimulating the decarbonization of the world economy. In 2021, we joined the Climate Action 100+ initiative, led by investors to ensure that the largest corporate emitters of greenhouse gases take the necessary measures on climate change, and started to incorporate the Assessing Low-Carbon Transition (ACT) initiative to the Pulp and Paper Sector.

Sustainability Strategy

Sustainability is an essential part of our strategy and governance practices. Our board of directors has formal responsibility for overseeing sustainability aspects, the Committee is composed of board members and independent members, with diverse backgrounds and meets three times a year.

In our business, we make innovation and sustainability go hand in hand to transform renewable raw material from trees into innovative and sustainable bioproducts for billions of consumers in over 100 countries. We strive to be an agent of change and develop solutions to address the greatest challenges of our society. Combining our energy efficient operations, eucalyptus farms and conservation areas, we are a carbon negative company contributing to tackle climate change, while improving the lives of the communities where we are present.

In 2021, we announced a commitment to reach the goal of removing 40 million tons of CO2e from the atmosphere, in 2025, instead of the original target year of 2030. We seek seeking to play a leading role in the transformation expected by society in face of climate change. The short-term variable remuneration of all the executive board is linked to at least one ESG related target and 100% of people in leadership positions have a goal related to diversity and inclusion also linked to the performance targets.

In 2021, we raised US$3.1 billion through Sustainability-Linked Bonds and Sustainability-Linked Loan operations, which entailed targets for carbon emissions, water consumption in industry and gender diversity.. As of December 31, 2021, 39% of our total debt was linked to ESG, including our 2.500% Notes due 2028, our 3.750% Notes due 2031 and 3.125% Notes due 2032 and our Sustainability-Linked Loan.

Our non-financial information is reported annually and audited by an independent third party. The Sustainability Annual Report and Indicator’s Center adheres to the main sustainability reporting frameworks, such as Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD), Global Reporting Initiative (GRI) standards guidelines for disclosure. Further information is available at our Investor Relations website (www.suzano.com.br/ir).

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

Our operations are subject to various environmental laws and regulations, including those relating to air emissions, effluent discharges, solid waste, odor and reforestation. In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines, imprisonment and confinement, in the case of individuals, to fines, restriction orders or dissolution, in the case of legal entities. In addition, administrative sanctions that can be imposed include, among others:

●	fines that may reach up to R$10 million if operating without a license and R$50 million in the case of severe environmental damages;
●	partial or total suspension of activities;
●	forfeiture or restriction of tax incentives or benefits; and
●	forfeiture or suspension of participation in credit lines with official credit establishments.

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

Organizational Structure

The following chart shows our corporate structure as of December 31, 2021.

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

The table and chart below set forth the location and capacity of our planted eucalyptus forests as of December 31, 2021:

	Planted	Conservation
	Area	Area	Other	Total
	(thousand	(thousand	(thousand	(thousand
State	hectares)	hectares)	hectares)	hectares)
São Paulo	217	130	17	364
Minas Gerais	23	37	2	62
Rio de Janeiro	2	1	—	3
Mato Grosso do Sul	387	221	65	673
Bahia(1)	261	205	24	490
Espírito Santo	146	108	15	269
Rio Grande do Sul	—	1	—	2
Tocantins, Maranhão, Pará, and Piauí	248	356	55	659
Total(2)	1,284	1,059	178	2,521
(1)	Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern Bahia State.

(2)	Excludes forestry partnership program of 132 thousand hectares.

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

Plant Locations and Capacity

We produce pulp and paper products from ten facilities consisting of: (i) two integrated pulp and paper production facilities in the state of São Paulo (the Suzano and Limeira units) including fluff production, (ii) a non-integrated paper production facility in the state of São Paulo (the Rio Verde unit), and a Market Pulp production in the state of São Paulo (Jacareí unit), (iii) an integrated pulp, paper and tissue facility in the state of Bahia (the Mucuri unit), (iv) an integrated pulp and tissue facility in the state of Maranhão (the Imperatriz unit), (v) a market pulp production in the state of Mato Grosso do Sul (Três Lagoas unit), (vi) a market pulp production in the state of Espírito Santo (Aracruz unit) and (vii) two non-integrated tissue paper (Facepa) production in the states of Pará and Ceará (Belém unit and Fortaleza unit). The following table identifies our pulp and paper mills and sets forth the nominal total volume of the production capacity at each mill, as of December 31, 2021.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements as of December 31, 2021 and 2020, and for each of the three years ended December 31, 2021, and the accompanying notes thereto, which have been prepared in accordance with IFRS as issued by the IASB, as well as with the information presented under “Presentation of Financial and Other Data” and “Item 3. Key Information — A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and Item 3. “Key Information – Risk Factors.”

Overview

With more than 90 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, Suzano was the largest producer of eucalypt pulp and virgin market pulp in the world in 2021. As other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.

We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 42% of the printing and writing paper and 25% of the paperboard produced in Brazil in 2021.

With the advent of the pandemic of COVID-19, popularly known as coronavirus, Suzano has adopted and has maintained preventive and mitigating measures, in compliance with rules and policies established by national and international health authorities, in order to minimize, the harmful effects of the pandemic, referring to the safety of people, society and their businesses.

Our initiatives are based on three pillars:

(i)Protection for people: in order to provide security to its employees and third parties workers on site, Suzano adopted a series of measures to minimize exposure of its team and / or mitigate exposure risks.

(ii)Protection of society: one of Suzano's three cultural drivers is: “It is only good for us, if it is good for the world”. Since the beginning of the pandemic, Suzano has adopted a series of measures to protect society, including:

●	Donation of toilet paper, napkins and disposable diapers produced by the Company for needy regions.
●	Acquisition of 159 respirators and 1,000,000 hospital masks for donation to the Federal and State Governments.
●	Participation in joint action with Positivo Tecnologia, Klabin, Flextronics and Embraer, to support the Brazilian company Magnamed, in the production of respirators to deliver to the Federal Government. Suzano's disbursement in this action was R$9,584 in 2020.
●	Construction of a field hospital in Teixeira de Freitas (BA) in conjunction with Veracel, which has already been handed over to the state government and opened in July 2020.
●	Establishment a partnership with Fatec of Capão Bonito for the production of gel alcohol.
●	Loan of forklifts to move donations received by the Red Cross.
●	Maintenance of all direct jobs.
●	Maintenance, for 90 days (until the end of June 2020) of payment of 100% of the cost of the payroll of service providers' workers who had their activities suspended due to the pandemic, aiming at the consequent preservation of jobs.
●	Creation of a support program for small suppliers, a social support program for small farmers to sell their products through the home delivery system in 38 communities supported by Suzano's Rural and Territorial Development Program (“PDRT”) in 5 states and social program with the objective of provide 125,000 masks in communities for donation in 5 states.

●	Launch a program to support its portfolio of small and medium-sized paper customers entitled “Tamo Junto” with the objective of ensuring that these companies have the financial and management capacity to resume activities.
●	Support for the State Government of Maranhão in setting up the Imperatriz Temporary Hospital, donating R$2,798.
●	Provision of 280,000 cubic meters of oxygen to the State of Amazonas.
●	Construction of a new treatment center for COVID-19 in São Paulo, in partnership with Gerdau, BTG Pactual, Península Participações and through joint efforts with Hospital Israelita Albert Einstein and the Municipal Government of São Paulo.
●	Donation of oxygen concentrators acquired in a joint action involving Suzano, Bradesco, BRF, B3, Embraer, Gerdau, Ultra Group, Itaú Unibanco, Magazine Luiza, Marfrig, Natura&Co and Unipar, which were delivered to the Ministry of Health, who will be responsible to carry out the logistics for the distribution of concentrators.
●	Donation of 85,782 cubic meters of oxygen to Imperatriz in the State of Maranhão and 1,300 cubic meters to Aracruz in the State of Espírito Santo.
●	Joint efforts to accelerate the Brazilian vaccination program through participation in the group “Unidos pela Vacina” with the donation of cold rooms and thermal boxes, to municipalities in Bahia and Espírito Santo.
●	Donation of basic food baskets and personal protective equipaments kits (masks, sanitizer, aprons, caps and gloves).

The disbursements made for carrying out the social actions implemented by Suzano, totaled R$25,285 through December 31, 2021.

(iii)Protection for business: to date, we have continued with our normal operations and a crisis management committee has been implemented.

The paper and pulp sector were recognized by the World Health Organization (“WHO”), as well as by several countries, as a producer of goods essential to society. Therefore, in order to fulfill the responsibility arising from the essentiality of the business, Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers, increasing the level of wood and raw material inventories in the factories and has been advancing its inventories of finished goods product bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of their products.

The current situation resulting from the COVID-19 also implies a higher credit risk, especially for its customers in the paper business. Thus, the Company has also been monitoring the evolution of this risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

As previously disclosed during the year 2020, the Company temporarily stopped production for 30 days on April 27, 2020 and May 1, 2020 on the paper production lines of the Mucuri and Rio Verde industrial units, respectively, however, the activities of the factories were resumed at normal level at the beginning of July 2020 and have been maintained until now.

Finally, it is worth noting that, as a result of the current scenario, the Company has made and maintained a vast communication effort to its main stakeholders, ensuring transparency and adequate flow of information about dynamics of the social and economic conjuncture.

We have activated our crisis management team to guarantee coordinated actions for risk mitigation and for contingency and business continuity plans. To date, our operations in Brazil and abroad have not been materially impacted. Nevertheless, given the operational risks arising from the health conditions of our own and third-party employees, as well as the potential legal restrictions that might be imposed due to the COVID-19 pandemic, we cannot assure that our operations and financial condition will not be impacted. For information on how the outbreak of the COVID-19 may affect our operations and financial results, see “Item 3. Key Information — Risk Factors — The outbreak of communicable diseases worldwide, such as the current coronavirus (COVID-19), may lead to increased volatility in the global capital markets, impacting the trading market for the securities issued by us.”

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

Pulp Segment

The final quarter of the year witnessed strong global demand for pulp. In Europe and North America, demand for pulp was driven by solid performance by the paper segments. Tissue paper consumption followed the trend of recovery seen in 3Q21. The P&W industry remained buoyant on account of lower supply, since the ongoing global logistics crisis restricted imports, followed by an economic recovery by the demand. In China, after energy restrictions that affected the industry in September and October, paper production recovered, which, combined with the usual restocking ahead of the Chinese New Year and this year the Beijing Winter Olympics, reflected the recovery in prices since late November.

On the supply side, the increase in production resulting from new pulp projects, although below expectations, combined with the slowdown of the Chinese economy, had a negative effect on the price during the first half of the quarter. However, a scenario of unscheduled downtimes associated with even more challenging logistics chain contributed to a price recovery from the end of November. In Europe, the balance between supply and demand remained stable during the quarter. In this scenario, the PIX/FOEX indices for hardwood pulp decreased 13% in the Chinese market but remained stable at record-high levels in Europe compared to the previous quarter.

Moreover, the elevated gap between softwood and hardwood pulp prices continued, which encouraged the substitution of fibers. According to PIX/FOEX, the difference between softwood and hardwood pulp prices at the end of the year was US$120/t in Europe and US$179/t in China.

During 2021 the demand in all regions were supported by solid performance by paper segment. Although Tissue production was impacted by inventories adjustments the end user consumption remained healthy. For P&W the growth was sustained in all woodfree segments, that are furnish mainly by virgin pulp and for packaging the rebound of economy after COVID lockdown worldwide and the movement of plastic substation boosted the segment growth. However, the final pulp demand was impacted by consumer inventories movements, largely in China.

On the supply side the scenario of unscheduled downtimes that withdraw more than 1,7Mt of pulp from the market associated with still challenging logistics chain more than offset the increase of production due to new pulp projects, that were also below the previous expectations.

Our sales volume in 2021 decreased 2%, from 10.8 million tons in 2020 to 10.5 million tons in 2021. Net revenue from pulp sales totaled R$34,715.21 million in 2021 (an increase of 35.7% compared to 2020) due to higher pulp prices. The share of pulp revenue from exports was 93%, while the domestic market accounted for 7%. With regard to distribution for end use, 63% of pulp sales went to sanitary paper production, 17% to printing and writing paper, 13% to special papers and 7% to packaging.

The average net pulp selling price was US$639/ton in 2021 (an increase of 40% compared to 2020), while average net price in reais stood at R$3,448/ton (an increase of 46% compared to 2020).

Paper Segment

According to the IBÁ, domestic sales of printing and writing paper and paperboard increased 18% in 2021 compared to 2020, while imports decreased 4%.

This increase in domestic sales was led by the recover in demand for printing and writing papers and the continued strong performance of paperboard due to economic recovery. Paper sales increased to 1.3 million tons in 2021, compared to 1.2 million tons in 2020.

In 2021, our net revenue from paper sales totaled R$6,250 million, a 28% increase from 2020. Net revenue from domestic and exportations increased 30.4% and 22.7%, respectively, with 70.1% coming from domestic sales and 29.9% from exportations. The geographic breakdown of our total revenue from paper sales in 2021 was 86.5% in Latin America (including Brazil), 6.8% in North America and 6.7% in other regions.

The average net paper price in 2021 was R$4.829/ton, 16% higher than in 2020. In the domestic market, the average net paper price was R$4.746/ton, a 13% increase compared to 2020. In the international market, average price was US$933/ton, a 18% increase compared to 2020. In Brazilian real, the average price in the international market was R$5.035/ton, 24% higher than in 2020.

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

A.          Operating Results

Results of operations

The following discussion of our results of operations is based on our audited consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021. For a discussion of our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form 20-F for the year ended December 31, 2020.

References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

	For the year ended December 31,
	2021	2021	2020	2019

	US$(3)	(in thousands of R$), except per share data
Net sales	8,656,010	40,965,431	30,460,277	26,012,950
Cost of sales	(4,356,081)	(20,615,588)	(18,966,331)	(20,743,482)
Gross profit	4,299,929	20,349,843	11,493,946	5,269,468

Operating income (expenses)
Selling	(484,242)	(2,291,722)	(2,174,652)	(1,905,279)
General and administrative	(333,413)	(1,577,909)	(1,443,192)	(1,173,358)
Income from associates and joint ventures	10,969	51,912	36,142	31,993
Other, net	348,237	1,648,067	531,150	(405,754)
Operating profit before net financial income (expenses)	3,841,481	18,180,191	8,443,394	2,628,578

Net financial income (expenses)
Financial expenses	(891,962)	(4,221,301)	(4,459,425)	(4,178,848)
Financial income	57,591	272,556	327,475	493,246
Derivative financial instruments	(337,587)	(1,597,662)	(9,422,682)	(1,075,252)
Monetary and exchange variations, net	(803,116)	(3,800,827)	(12,530,891)	(1,964,927)
Net income (loss) before taxes	1,866,407	8,832,957	(17,642,129)	(4,097,203)

Income taxes
Current	(61,724)	(292,115)	(181,926)	(246,110)
Deferred	20,008	94,690	7,109,120	1,528,571
Net income (loss) for the period	1,824,691	8,635,532	(10,714,935)	(2,814,742)

Result of the period attributed to the controlling shareholders	1,822,758	8,626,386	(10,724,828)	(2,817,518)
Result of the period attributed to non-controlling shareholders	1,933	9,146	9,893	2,776
Earnings (loss) per share
Basic (1)	1.35097	6.39360	(7.94890)	(2.08825)
Diluted (2)	1.35064	6.39205	(7.94890)	(2.08825)
(1)	Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.
(2)	Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares. Due to the loss recorded in the period, we do not consider the dilution effect in the calculation
(3)	In thousands of US$, except per share data. For convenience purposes only, amounts in reais in the year ended December 31, 2021 have been translated to U.S. dollars using a rate of R$4.7326 to US$1.00, the commercial selling rate for U.S. dollars at April 22, 2022 as reported by the Central Bank of Brazil. As of December 31, 2021, the commercial selling rate for U.S. dollars at as reported by the Central Bank of Brazil was R$5.5805 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Year ended December 31, 2021 compared to year ended December 31, 2020

Our net sales revenue increased 34.5%, or R$10,505.1 million, from R$30,460.3 million in the year ended December 31, 2020 to R$40,965.4 million in the corresponding period in 2021, mainly due to (i) 33% increase in pulp prices in U.S. dollars, (ii) 11% increase in paper prices in U.S. dollars, and (iii) depreciation of the average real against the U.S. dollar, partially offset by a 1.0% decrease in total sales volume when compared to the volume in the year ended December 31, 2020.

Our net sales revenue from pulp increased 35.7%, or R$9,136.9 million, from R$25,578.3 million in the year ended December 31, 2020 to R$34,715.2 million in the corresponding period in 2021, mainly due to (i) 33% increase in pulp prices in U.S. dollars, and (ii) depreciation of the average real against the U.S. dollar, partially offset by a 2.2% decrease in pulp sales volume when compared to the volume in the year ended December 31, 2020. Our net sales revenue from pulp represented 84.0% of total net sales revenue in the year ended December 31, 2020, compared to 84.7% in the corresponding period in 2021.

Our net sales revenue from pulp exports increased 35.1%, or R$8,407.6 million in 2021, from R$23,968.8 million in the year ended December 31, 2020 to R$32,376.4 million in the corresponding period in 2021, mainly due to (i) 32% increase in pulp exports prices in U.S. dollars, and (ii) depreciation of the average real against the U.S. dollar, partially offset by a 2.5% decrease in pulp exports sales volume when compared to the volume in the year ended December 31, 2020. Net revenues from pulp exports represented 79.0% of total net revenues in the year ended December 31, 2021.

Our average international net sales price of pulp in the year ended December 31, 2021 increased 32%, or US$150/ton, from US$463/ton in the year ended December 31, 2020 to US$613/ton in the corresponding period in 2021. In the domestic market, our average net pulp sales price increased 43.5%, or R$890/ton, from R$2,046/ton in the year ended December 31, 2020 to R$2,936/ton in the corresponding period in 2021.

Our net sales revenue from paper increased 28.0%, or R$1,368.2 million, from R$4,882.0 million in the year ended December 31, 2020 to R$6,250.2 million in the corresponding period in 2021. Net sales revenue from paper represented 16.0% of total net sales in the year ended December 31, 2020, compared to 15.3% in the corresponding period in 2021. The increase in net sales revenue from paper in the year ended December 31, 2021 compared to the corresponding period in 2020 is due to a combination of higher prices and higher sales volume. Net revenues from paper exports represented 4.6% of total net revenues in the year ended December 31, 2021. Our net sales revenue from paper in the domestic market increased 30.4%, or R$1.022.4 million, from R$3,358.2 million in the year ended December 31, 2020 to R$4,380.6 million in the corresponding period in 2021, impacted mainly by sales price increase.

The average international net paper sales price in 2020 increased 18%, or US$146/ton, from US$787/ton in the year ended December 31, 2019 to US$933/ton in the corresponding period in 2020. In the domestic market, the average net paper sales price increased 13%, or R$588/ton, from R$4,188/ton in the year ended in December 31, 2020 to R$4,746/ton in the corresponding period in 2021.

Cost of sales

Our total cost of sales increased 8.7%, or R$1,649.3 million, from R$18,966.3 million in the year ended December 31, 2020 to R$20,615.6 million in the corresponding period in 2021, mainly due to (i) inflation pressure on variable industrial cost and logistics cost, (ii) an increase of R$215.2 in depreciation, depletion and amortization, (iii) depreciation of the average real against the U.S. dollar, partially offset by lower sales volumes.

Gross profit

Our gross profit increased 77.0%, or R$8,855.9 million, from R$11,493.9 million in the year ended December 31, 2020 to R$20,349.8 million in the corresponding period in 2021, due to the factors mentioned above. Our gross margin in the year ended December 31, 2020 was 37.7% compared to 49.7% in the corresponding period in 2021. This increase is mainly due to increase in sales price and depreciation of the average real against the U.S. dollar benefiting net revenues.

Selling, general and administrative

Our selling expenses increased 5.4%, or R$117.1 million, from R$2,174.7 million in the year ended December 31, 2020 to R$2,291.7 million in the corresponding period in 2021. The main variation is due to (i) the impact of the depreciation of the average real against the U.S. dollar on logistics cost, (ii) inflation pressure on logistics cost, (iii) an increase of R$38.5 million in depreciation and amortization, and (iv) an increase of R$14.0 million in personnel expenses in the year ended December 31, 2021 compared to the same period in 2020.

Our general and administrative expenses increased 9.3%, or R$134.7 million, from R$1,443.2 million in the year ended December 31, 2020 to R$1,577.9 million in the corresponding period in 2021. The variation is due to (i) an increase of R$122.2 million in personnel expenses, and (ii) an increase of R$25.6 million in depreciation, amortization and depletion in the year ended December 31, 2021 compared to the same period in 2020.

Other, net

Our other operating income (expenses), increased R$1,116.9 million, from a gain of R$531.2 million in the year ended December 31, 2020 to a gain of R$1,648.1 million in the corresponding period in 2021. The increase is mainly due to: (i) an increase of R$441.9 million of gain related to the exclusion of ICMS on PIS/COFINS calculation, (ii) an increase of R$405.5 million on the sale and disposal of property plant and equipment and biological assets, and (iii) an increase in the amount of R$296.6 million in the result on fair value adjustment of biological assets.

Operating profit before net financial income (expenses)

Our operating profit before net financial income (expense) increased 115.3%, or R$9,736.8 million, from a profit of R$8,443.4 million in the year ended December 31, 2020 to a profit of R$18,180.2 million in the corresponding period in 2021, due to the facts mentioned above. Our operating margin in the year ended December 31, 20120 was 27.7% compared to 44.4% in the corresponding period in 2021. This increase is mainly due to increase in sales price and depreciation of the average real against the U.S. dollar benefiting net revenues.

Net financial income (expenses)

Our net financial income (expenses) increased 64.2% or R$16,738.3 million, from a loss of R$26,085.5 million for the year ended December 31, 2020 to a loss of R$9,347.2 million in the corresponding period in 2021. This increase was largely due to (i) an increase in expenses (income) from monetary and exchange rate variation, net of R$8,730.1 million, and (ii) an increase in expenses (income) from derivative financial instruments of R$7,825.0 million in the year ended December 31, 2021 compared to the same period of 2020 as described in note 27 to our audited consolidated financial statements.

Net income (loss) before taxes

Our net income (loss) before taxes increased 150.1% or R$26,475.1 million, from a loss of R$17,642.1 million in the year ended December 31, 2020 to a gain of R$8,833.0 million in the same period in 2021. This result was largely impacted by the factors mentioned above.

Income taxes

Our income taxes decreased 102.8% or R$7,124.6 million, from an income tax gain of R$6,927.2 million in the year ended December 31, 2020 compared to an income tax loss of R$197.4 million during the corresponding period in 2021. This decrease was largely due to the fact that in the year ended December 31, 2021 there was a profit before income taxes compared to a loss before income taxes in the same period of 2020. The decrease in the effective rate of income and social contribution tax expenses from 39.3% in the year ended December 31, 2020 to 2.2% in the corresponding period in 2021 is mainly due to the increase of the tax effect on permanent differences in the year ended December 31, 2021 compared to the corresponding period in 2020, as follows (i) an increase of R$2,071.4 million on Taxation (difference) on profit of wholly-owned subsidiaries abroad; (ii) an increase of R$71.7 million on intercompany transaction (Thin Capitalization – for further details, please refer to Financial Statements – note 12.2).

Net income (loss) for the year

Our net income increased 180.6% or R$19,350.4 million, from a loss of R$10,714.9 million in the year ended December 31, 2020 to a net gain of R$8,635.5 million during the corresponding period in 2021. This result was mainly due to the factors mentioned above.

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

Our material cash requirements have historically included the following:

●	working capital;
●	debt service; and
●	capital expenditures.

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

As of December 31, 2021 and 2020, our cash and cash equivalents were R$13,590.8 million and R$6,835.1 million, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2020, 1%% was denominated in reais invested in both public and private financial investments. The remaining 99% of our cash, cash equivalents and marketable securities was denominated in U.S. dollars.

We also have access to two RCF (Revolving Credit Facilities) in the total amount of US$ 1,275.0 million. US$100.0 million is available until February 2024 and US$1,175.0 million until February 2027.

The fair value of derivative financial instruments represented a net liability balance of R$6,452.4 million as of December 31, 2021.

As of December 31, 2021, our balance sheet presented a positive working capital balance (current assets less current liabilities) of R$22,551.7 million compared to R$9,785.2 million on December 31, 2020. Our current assets as of December 31, 2021 were equivalent to 3.0 times our current liabilities.

For 2022, we have already announced to the market, as approved by our Board of Directors, the intention to invest R$5.0 billion as maintenance capex (for further information please see “– Capital Expenditures” below). This will primarily be financed by the cash and cash equivalents and cash generation for 2022.

For the year of 2022, we also believe that we will be able to access either capital or banking markets, if necessary.

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

Operating Activities

Our net cash provided by operating activities totaled R$17,637.5 million in the year ended December 31, 2021, compared to net cash provided in operating activities of R$13,124.6 million in the year ended December 31, 2020. This increase of R$4,512.9 million was primarily due to higher operating cash generation.

Investing Activities

Our net cash used in investing activities totaled R$10,358.7 million during the year ended December 31, 2021, compared to net cash used in investing activities of R$736.4 million in the year ended December 31, 2020. During the year ended December 31, 2021 investing activities for which our used cash primarily consisted of (i) R$2,150.6 million used in additions to property, plant and equipment, (ii) R$3,807.6 million used in additions to biological assets and (iii) cash invested in marketable securities net in the amount of R$5,216.9 million.

Financing Activities

Our financing activities used net cash of R$1,573.9 million during the year ended December 31, 2021 compared to net cash used in financing activities of R$9,785.1 million in the year ended December 31, 2020. During the year ended December 31, 2020, our principal sources of financing were (i) R$16,992.0 million in loans and financing and debentures, which mainly consisted of R$7,615.0 in Senior Notes (bonds) and R$8,481.8 million in export pre-payment transactions (EPP). During the year ended December 31, 2021, our principal uses of financing included (i) repayment of R$15,469.4 million of loans, financing and debentures, (ii) payment of R$1,921.3 million of derivative transactions.

Capital Expenditures

Our capital expenditures (capital expenditures incurred – cash basis) totaled R$6,342.4 million (without projects from ICMS credits in the State of Espírito Santo ES) in the year ended December 31, 2021, R$4,225.0 million in the in the year ended December 31, 2020. In the year ended December 31, 2021, the amount of R$4,651.5 million was allocated to industrial and forestry maintenance. Investments in projects related to structural competitiveness and adjacent businesses projects amounted to R$941.6 million and were allocated mainly to the expansion in port logistics, expansion and modernizations projects. Other investments amounted to R$749.2 million, were allocated mainly in Cerrado Project.

The approved budget of our capital expenditures for 2022, amounting to R$13,616.1 million (without projects from ICMS credit ES), encompasses remaining investments in projects previously disclosed to the market, such as investment in port logistics assets and potential new investments in lands and forests that may increase our future competitiveness and maintain options for the future growth of our business. The increase compared to 2021 is largely due to greater investment in the Cerrado Project, considering industrial investments, forestry, infrastructure and logistics, in line with the estimate disclosed by the Company on a Material Fact.

Indebtedness

As of December 31, 2021, our total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$79,628.6 million, of which R$3,655.5 million represented current indebtedness (R$3,633.5 million refers to loans and financing and R$22.0 million refers to debentures) and R$75,973.1 million represented non-current indebtedness (R$70,555.0 million refers to loans and financing and R$5,418.1 million refers to debentures). The description of our consolidated financings and loans is presented below:

		Average	Current		Non-current		Total
		annual	December	December	December	December	December	December	December
	Interest	interest	31,	31,	31,	31,	31,	31,	31,
Type	rate	rate - %	2021	2020	2021	2020	2020 (1)	2021	2020

							(in thousands
			(in thousands of R$)		(in thousands of R$)		of US$)	(in thousands of R$)
In foreign currency
BNDES	UMBNDES	4.8	14,399	2,506	11,952	24,486	5,568	26,351	26,992
Bonds	Fixed	5.0	972,053	779,046	46,253,007	37,232,554	9,978,671	47,225,060	38,011,600
Export credits (Pre-payment / ACC)	Libor/Fixed	2.4	818,896	718,623	17,916,691	19,400,208	3,958,836	18,735,587	20,118,831
Others			782	2,516			165	782	2,516
			1,806,130	1,502,691	64,181,650	56,657,248	13,943,241	65,987,780	58,159,939

In local currency
BNDES	TJLP	7.6	67,499	276,441	312,077	1,254,222	80,205	379,576	1,530,663
BNDES	TLP	9.7	32,854	25,535	703,502	522,367	155,592	736,356	547,902
BNDES	Fixed	4.8	24,672	29,115	22,611	47,177	9,991	47,283	76,292
BNDES	SELIC	5.5	35,086	98,531	782,685	1,068,959	172,795	817,771	1,167,490
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	11.3	1,561,639	32,156	1,687,560	3,025,527	686,557	3,249,199	3,057,683
Export credit note	CDI	10.1	39,535	15,184	1,276,330	1,275,045	278,043	1,315,865	1,290,229
Rural producer certificate	CDI	10.6	7,335	2,738	273,852	273,578	59,415	281,187	276,316
Export credits (“Pre-payment”)	Fixed	8.1	77,694	77,570	1,314,737	1,313,661	294,221	1,392,431	1,391,231
Debentures	CDI	10.7	21,980	7,590	5,418,088	5,415,061	1,149,488	5,440,068	5,422,651
Others (revolving cost, working capital, FDI and fair value adjustment on business combination)			(18,887)	(24,165)	—	3,651	(3,991)	(18,887)	(20,514)
			1,849,407	540,695	11,791,442	14,199,248	2,882,316	13,640,849	14,739,943
			3,655,537	2,043,386	75,973,092	70,856,496	16,825,557	79,628,629	72,899,882

Interest on financing			1,204,490	935,010	—	—	254,509	1,204,490	935,010
Non-current funding			2,451,047	1,108,376	75,973,092	70,856,496	16,571,047	78,424,139	71,964,872
			3,655,537	2,043,386	75,973,092	70,856,496	16,825,557	79,628,629	72,899,882

Notes:

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using a rate of R$4.7326 to US$1.00, the commercial selling rate for U.S. dollars at April 22, 2022 as reported by the Central Bank of Brazil. As of December 31, 2021, the commercial selling rate for U.S. dollars at as reported by the Central Bank of Brazil was R$5.5805 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Debt

Our major categories of long-term indebtedness are described below. The total amounts given below include accrued interest.

●	Export financing lines in the total outstanding amount of US$3,842.6 million as of December 31, 2021 (equivalent to R$18,185.49 million)(1). This category includes export credits (syndicated and bilateral loans), export credit note and export credits (“Pre-payment”).
●	U.S. dollar-denominated fixed rate notes in the total outstanding amount of US$8,462.5 million as of December 31, 2021 (equivalent to R$40,049.63 million)(1). We have issued in public offerings several series of fixed-rate debt securities, through our subsidiaries, guaranteed by us.
●	Certificates of Agribusiness Receivables in the total outstanding amount of US$582.2 million as of December 31, 2021 (equivalent to R$2,755.32 million)(1).

●	Debentures in the total outstanding amount of US$ 974.8 million as of December 31, 2021 (equivalent to R$4,613.34 million)(1).

Note:

(1)For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using a rate of R$4.7326 to US$1.00, the commercial selling rate for U.S. dollars at April 22, 2022 as reported by the Central Bank of Brazil. As of December 31, 2021, the commercial selling rate for U.S. dollars at as reported by the Central Bank of Brazil was R$5.5805 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

We have two credit lines available, as of December 31, 2021, with international banks, which will mature in 2024 and 2027, as detailed below. The revolving credit lines allow more efficient cash management, consistent with our strategic focus on cost of capital reduction. As of December 31, 2021, we had no outstanding drawn amounts under either facility and the total amount available under these facilities was US$1,275.0 million.

Export Prepayment Agreements (EPP)

On February 10, 2021, our subsidiary Suzano Pulp and Paper Europe S.A., signed a sustainability-linked export prepayment agreement in the amount of US$1.570.0 million (equivalent on the transaction date to R$8,481.8 million) maturing in six years, with quarterly interest rate payment of Libor plus 1.15%, which may be subject to positive or negative adjustments ranging from -2bps/+2bps per year depending on our progress in achieving certain milestones towards satisfying key performance metrics (KPIs) related to our industrial water withdrawals and greenhouse gas emissions, as confirmed by an independent external verifier.

The operation above is fully guaranteed by us.

Revolving Credit Facility (RCF)

On February 8, 2022, our subsidiaries Suzano International Trade GmbH and Suzano Pulp and Paper Europe S.A. signed a Revolving Credit Facility, increasing the total available in revolving credit lines from US$500.0 million to US$1,275.0 million. With respect to the available amount, US$100.0 million is available until February 2024, and derives from the revolving facility in the original amount of US$500.0 million, which is in effect since February 2019. The additional amount of US$1,175.0 million is available until February 2027 and has the same financial costs as the line in force until February 2024.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES)

On February 9, 2021, we early settled a financing agreement with BNDES in the principal amount of R$1,454.0 million, with original maturity in May 2026 and monthly interest rate indexed by Selic interest rate plus 3% per year and the long-term interest rate (TJLP) plus 2% per year, with transaction cost in the amount of R$24.1 million and premium payment in the amount of R$32.9 million.

Sustainability-linked Notes 2032 (Senior Notes 2032)

On July 1, 2021, our subsidiary Suzano Austria GmbH issued Senior Notes totaling US$1,000.0 million (equivalent to R$5,005.5 million on the transaction date), with a coupon of 3.125%, with semi-annual interest payments, maturing in 2032.

The Notes have environmental performance indicators (“Key Performance Indicator - KPI”) associated with a goal of (i) reducing the industrial water withdrawal intensity and (ii) achieve 30% in the representative of women in leadership positions in the Company by the end of 2025, evidencing Suzano’s commitment to a more efficient usage of natural resources in its operations and with diversity & inclusion and in convergence with the implementation of its Long Term Goal.

Under the terms of the Senior Notes 2032, from July 16, 2027 until the maturity date, the interest rate payable will increase by 12.5 basis points unless the Company provides confirmation to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2027, of compliance with the target of reducing industrial water withdrawal to a volume less than or equal to 26.1m³ per ton produced, calculated using the average of realized values in 2025 and 2026. In parallel, from July 16, 2026 until the due date, the interest rate payable will increase by 12.5 basis points unless we provide confirmation to the thereof trustee, together with a confirmation issued by the external expert at least 30 days prior to July 16, 2026, that the target of 30% or more women in leadership positions has been met by December 31, 2025. Additionally, pursuant to the Sustainability-Linked Securities Framework, we committed to publish an annual Sustainability Report, together with a verification assurance report issued by the External Verifier. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the International Capital Markets Association.

Sustainability-linked Notes 2028 (Senior Notes 2028)

On September 8, 2021, our subsidiary Suzano Austria GmbH (“Suzano Austria”) issued Senior Notes totaling US$500.0 million (equivalent to R$2,609.5 on the transaction date), with a coupon of 2.50%, with semi-annual interest payments, maturing in 2028. The Notes have the same environmental performance indicators (KPI) assumed by the 2032 Senior Notes and are fully guaranteed by the Company. However, in case of non-compliance with any of the indicators, the increase in interest rates will be of 25.0 basis points by target.

Prepayment, early settlement and extension of Export Prepayment Agreements (EPP)

On March 8, 2021, our subsidiary Suzano Pulp and Paper Europe S.A. partially prepaid the export prepayment agreement in the principal amount of US$1,666.8 million (equivalent on the transaction date to R$9,558.2 million), with original maturity in December 2023 and quarterly interest payments of 1.15% per year plus quarterly LIBOR.

On July 27, 2021, our subsidiary Suzano Pulp and Paper Europe S.A. concluded the early settlement of the export prepayment agreement, entered into on December 4, 2018, as part of the funding structure for payment of the cash installment related to the business combination with Fibria Celulose S.A., with the Company as guarantor of the transaction (“Prepayment Agreement”). On this date, the updated balance of the Prepayment Agreement was US$333.1 million (equivalent to R$1,721.4 million on the transaction date), at the cost of Libor + 1.15% p.a., with an average term of 24 months and final maturity in December 4, 2023.

On December 27, 2021, our subsidiaries Suzano International Trade GmbH and Fibria Overseas Finance Ltd. concluded a transaction to extend the debt maturity date of the export prepayment agreement, on total amount of US$750.0 million (equivalent to R$2,910.9 million on the transaction date), signed on June 14, 2019. The EPP Agreement remains with the same commercial conditions as originally agreed, at the cost of Libor + 1.15% p.a.

Senior Notes Total Repurchases (Notes 2024)

On July 26, 2021, our subsidiary Fibria Overseas Finance Ltd. (“Fibria Overseas”) redeemed all of the outstanding aggregate principal amount of its 5.250% Notes due 2024 (“2024 Notes”) currently outstanding, in the total aggregate principal amount of US$352.8 million (equivalent to R$1,829.7 million on the transaction date).

Fibria Overseas redeemed the 2024 Notes with funds from the issuance of the 2032 Notes. Upon the repurchase, we paid a premium of US$43.8 million (equivalent to R$228.1 million on the transaction date) to the bondholders of the 2024 Notes recognized in the financial result and payment of interest of US$3.8 (equivalent to R$19.8 million on the transaction date).

The 2024 Notes were cancelled and are no longer listed on the NYSE.

Covenants

Currently, we have no financial covenants. On December 31, 2021, we were in compliance with all other non-financial covenants, which are required under certain long-term borrowings.

C.          Research and development, patents and licenses, etc.

Research and Development

Our R&D&I efforts are organized under a Chief Technology and Innovation Officer. This initiative aims to increase synergy between areas, accelerating innovation that generates gains throughout the entire value chain. The integration is extended to all of our industrial and forestry areas in close collaboration with production, marketing and sales personnel.

Our technology and innovation facilities are spread to meet the demands and particularities of all of our mills and forest units. The technology centers, where there are the main assets and laboratories, are located in:

●	Aracruz – state of Espírito Santo, Brazil – where efforts are towards the main business – pulp and forest development;
●	Itapetininga – state of São Paulo, Brazil –biotechnology activities of Suzano and FuturaGene with a focus on later stage development;
●	Jacareí – state of São Paulo, Brazil – dedicated to work on activities related to our Eucalyptus Breeding Program;
●	Limeira – state of São Paulo, Brazil – focused on biorefinery and paper developments;
●	Burnaby – Canada – dedicated to biorefinery research; and
●	Rehovoth – Israel – where concentrates developments of Futuragene’s early to mid-stage biotechnology R&D.

In addition to the main technology centers, R&D&I is also present in all forest units: São Paulo, Mato Grosso do Sul, Espírito Santo, Bahia, and Maranhão. The efforts in R&D&I are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes in Brazil and abroad.

By attempting to improve our processes to develop innovative and higher quality products in a sustainable way, our research and development activities are mainly directed at increasing forestry productivity, reducing the operational costs and optimizing industrial processes, making our production more efficient and developing new products through (i) forest management with optimization of natural resources and costs; (ii) robust eucalyptus breeding program; (iii) improving the use of eucalyptus fiber in the manufacture of pulp, paper and paperboard; (iv) developing new applications for eucalyptus fiber including nanomaterials; and (v) developing a eucalyptus bio refinery to obtain renewable base chemicals.

In regard the forest technology and innovation, our efforts are targeted to eucalyptus breeding, biotechnology, forest management, soil nutrition and forest protection. Our goal is to continue improving our planted forest productivity and quality in a sustainable manner. Based on this purpose, our research group is developing new eucalyptus clones based on growth, cellulose content and wood quality, by making use of state-of-the-art techniques like genetic recombination through controlled pollination, to explore all the germplasm´s diversity genomic tools for the selection of new clones, extensive field evaluation and laboratory analysis.

In 2020, our Forestry Breeding and Digital teams developed a system named Tetrys aiming to allocate eucalyptus clones in a more precise manner by the operational team and to optimize MAIcel (adt/ha.year) in all our operational plantation areas. In 2021, Tetrys was extensively used, as the main tool by the Breeding team, to elaborate the annual plantation program. The clone recommendation allowed an optimization in MAIcel (adt/ha.year) of 2.5%, while reducing the exposure to potential risks and maintaining the sustainability of our breeding program.

Other important results:

(i)

Eucalyptus Breeding Strategy and Advanced tools: In 2021, the new breeding strategy was deployed, which combined the use of new synthetic populations, high precision experimental designs and genomic tools (molecular markers and predictive models), that allowed the selection of new top performing clones to be extensively tested in larger scale specifically in forest unit of MS. New breeding populations and field trials were planted in other breeding units to speed up the clonal selection using this new strategy. This will guarantee the sustainability of our breeding program and business for the years to come, while accelerating the development of new clones and the formation of next generation breeding populations via molecular assisted breeding.

(ii)

System for Genomic Data Management: Suzano´s breeding program has dramatically increased the generation of genomic data, both in volume and complexity. Therefore, a user-friendly solution (system) for proper data storage, management and processing was developed through a joint partnership involving a startup company, AgroPartners Consulting, and a technological institution, SENAI/CIMATEC. This project was co-sponsored by EMBRAPII, SEBRAE and Suzano.

(iii)

Corymbia is a forestry genus known for its high tolerance to both biotic and abiotic stresses, and a high wood density. The forestry sector is exploring this genetic material as another alternative by generating high vigor hybrids among different species with commercial potential. In 2021, an industrial test was performed in Aracruz mill and results showed a significant increase in wood density and a lower specific wood consumption compared to Eucalyptus, demonstrating its high potential for pulp production. Based on this important finding, the breeding team has structured new breeding populations to exploit Corymbia´s genetic variability and select new potential clones, while more advanced potential clones are being propagated for further advanced testing and potential commercial use.

Biotechnology. We invest in innovation in biotechnology through our subsidiary FuturaGene, which aims at increasing the productivity of eucalyptus plantations in a sustainable manner, increasing wood quality, insect and disease resistance and resilience. FuturaGene develops biotechnology solutions to improve plantation productivity by enhancing and protecting yield thus optimizing natural resource use efficiency. The aim of FuturaGene’s yield enhancement program is to produce wood using less land, therefore making land available for other uses such as for food production or biodiversity conservation. The yield protection program aims to lower chemical inputs and to enhance the resistance of trees to pests, diseases and the effects of climate change. The wood modification program also aims to produce feedstocks that reduce energy demand and lower chemical load in our mills.

FuturaGene’s first yield enhanced genetically modified eucalyptus variety that produces more wood when compared to conventional clones, was approved for commercial use in Brazil in 2015. This variety has been crossed with leading eucalyptus parent varieties from our different operating forest geographies and the derivative varieties are being extensively tested in these different geographies, prior to commercialization. The potential future use of such high yield trees will form part of the solution to meet increasing global wood demand, which is expected to triple by 2050, whilst minimizing the need to irreversibly extract wood from natural forests, thus helping to mitigate the impact of forest destruction on climate change. Modified trees such as this variety may play a significant role in climate alleviation by enhancing carbo drawdown.

FuturaGene has made significant advances in its yield protection platform, which is focused on tackling threats to plant productivity, such as new pests and disease infestations that are increasing in amplitude as a result of climate change.

In 2021, FuturaGene received regulatory approval in Brazil for its first herbicide tolerant eucalyptus variety, which will allow more efficient weed control with lowered chemical load and improved worker conditions

In developing advanced traits for plantation forestry, FuturaGene utilizes a panoply of technologies including genetic modification, RNA interference (RNAi) and various state-of-the-art gene editing technologies, inter alia. In 2021, FuturaGene secured a research license for CRIPR -Cas 9 gene editing technology from a multi-party group of companies and universities. These tools present a powerful armamentarium for selecting, identifying and modulating genes of interest.

In parallel, FuturaGene has been actively developing and enhancing its capabilities in bioinformatics and genomics. These tools both facilitate and guide FuturaGene’s work in biotechnology and are increasingly providing immediate assistance to our breeders for validating their genetic materials and guiding their breeding programs. The increased availability of genetic markers developed in these programs is expected to significantly reduce the development time for new conventional varieties for commercial deployment as well as to prevent the planting of new susceptible tree varieties, which can be pre-tested for disease and pest sensitivity. The first markers developed in this program are being introduced into Suzano forest operations.

We remain open to share the technologies and tools developed by FuturaGene through business relationships or at no additional cost to its partner small growers in Brazil. In addition, FuturaGene has already provided technology on a royalty-free basis for the development of improved subsistence crops for food-insecure regions by academic partners. Furthermore, the gene editing license secured by FuturaGene contains provisions which allow FuturaGene to provide enhanced trees derived from this this technology, royalty free to smallholder farmers in Brazil.

Besides efforts in genetic field, we have sought innovations to ensure greater efficiency in forest management processes, aiming at greater productivity per planted area and cash cost reduction, while seeking to reduce the use of natural resources in this type of operations.

To achieve greater production sustainability, in 2021, we applied data science and machine learning technics to produce the reclassification of our entire forest base. Based on environmental parameters and climate risk this new classification, it will be possible to generate management recommendations, better matching clone on site, with important gains for productivity and optimization in the use of resources. These deliveries also provided crucial tools to assist managers in making strategic repositioning decisions for the forest base.

The topic of climate change is complex and strategic for us. We are diligent in deepening our understanding of how climate change affects our industries, Eucalyptus productivity, and areas under assessment for both expansion and demobilization. Climate change is one of the main risks to Suzano assets identified according to the Enterprise Risk Management methodology. From the point of view of forestry technology, after a comprehensive review of the theme, a technological roadmap was prepared with actions to quantify the risk and impacts on forest productivity, with a focus on actions to form resilient forests and reposition the forest base.

In addition to the advances mentioned in 2021, the following work fronts stand out in particular:

(i)

In 2021, we elaborated risk analysis using climate projections from many world institutes of meteorology and most recent warming scenarios (CMIP6) released by the IPCC (Intergovernmental Panel on Climate Change). The productivity impact analysis was performed by using the 3-PG model (https://doi.org/10.1016/j.foreco.2020.117989), a well-established and recognized tool scientifically calibrated to our environmental and forest conditions to understand the effects of Climate Change on productivity of Suzano's forests.

(ii)

Water resources – The risk of water availability is one of the highest priority issues. In order to advance our processes and improve the notion that water should be harmoniously shared with other users, we defined a long-term goal to implement a set of water management actions in critical watersheds, seeking to increase water availability in these locations. In 2021, we performed the management of 4500 ha of forests within critical watersheds and achieved our KPI. We have also improved to use medium and high-resolution satellites to measure the forests use of water, and to define the amount of available water in the critical watersheds. Seedling Protection Collar – In 2021, with challenging water scenarios, after some operational trials (scale), we innovated with the use of the Seedling Protection Collar in planting irrigation. An effective means of optimizing the irrigation of plantations with organic residues generated in the pulp mill - Suzano's patent.With this initiative we reduced the consumption of water used on the irrigation process, only in the Maranhão Forest Unit, in addition to the optimization of resources. This technology has the potential to reduce even more the water consumption at Suzano of water at Suzano, consolidating in practice the concept of innovativeness.

(iii)

Biological pest control – A pioneer in the use of biological control techniques, we are one of the companies that most invests in this subject. In 2021, we broke the annual record for releasing natural enemies. These achievements were made possible by the strong partnership with the Silviculture team, the training of teams, the unification of activities to meet Suzano's demands in an integrated way and the inauguration and consolidation of two new laboratories - one in Três Lagoas (MS) and another in Cidelândia (MA) - destined for the production of natural enemies.

(iv)

The coppice (regrowth) management – It is the main alternative to reduce the costs of forest formation, but in order to generate productive forests, a lot of technology is needed in the entire process. Started in 2020, and during 2021, we consolidated the model for selecting areas with greater potential, based on technical premises and a system that uses digital tools to model the future productivities of plantation and coppice; we designed the quality control of the forest in two phases; and we innovated with the anticipation of pruning of unwanted shoots, which produces forests with higher quality and productive potential, in addition to providing fertilization recommendations for more than 600 thousand hectares for all management regimes.

Our main business, pulp production, was in the center of efforts during 2021. The Fiber to Fiber Project was initiated aiming to provide the market with pulp products to meet our current market demands and reach out to new segments that are currently not on our portfolio. Our R&D&I team was responsible of develop bleached eucalyptus pulp with differentiated properties for the packaging market – in partnership with the Pulp Business Team strengthen the relationship with customers and collaborate to replace other fibers by Suzano’s Bleached Eucalyptus Kraft Pulp (BEKP) and differentiated BEKP.

We also advanced in the development of unbleached grades targeting markets that are looking for sustainable solutions not requiring the bleaching process of the pulp. We developed grades that are premium designed for tissue application and a stronger grade for packaging application.

To support the achievement of Suzano’s Long Term Goals, the Pulp R&D&I Team increased the research effort in technologies to repurpose industrial residues. Trials with research institutes, start-ups and potential partners were held in 2021 and will continue in 2022.

2021 was a landmark for Suzano’s bioestrategy. During 2021 we had the startup of the MFC pilot plant in Finland. This plant is producing MFC for the Spinnova textile production. Also during 2021 we started the engineering project Suzano Finland MFC production scale up – the project has start-up expected for the beginning of 2023.The R&D&I team is also following up the Woodspin scale up – the joint venture between Suzano and Spinnova that will start up late 2022 to produce textile fibers from Suzano’s eucalyptus forest.

We have evolved technology maturity of other materials we are developing. For example, in 2021 we had the release of the partnership with Grupo O Boticário, a well-established and benchmarking Brazilian cosmetic company. Together, Suzano and Grupo O Boticário are developing a sunscreen for black skin with lignin as ingredient. Lignin provides an antioxidant property besides improving the coverage of the skin.

Strong and robust transformation in the Paper & Packaging, Fluff and Consumer Goods businesses. Strategic alliances with key focus on sustainability, delivered innovative projects and created new business opportunities meeting customer and society needs.

During 2021, 6 new products launched can be highlighted by the Paper & Packaging R&D team:

●	Kraftliner: paper used for manufacture external layers of cardboard sheets.
●	Bluecup Bio: paper for cups with heat-sealable, biodegradable, recyclable and compostable waterproofing, which has been developed to replace the plastic present in Blue Cup PE.
●	Bluecup 295g/m2: paper with layer of coating bringing high quality of printing for manufacture of cups and bowls for cinemas, fast foods and events.
●	Cutsize Report wrap (500 sheets): as part of the strategy of replacing plastic with paper, it has been developed a new wrap without plastic application.
●	Polen Natural: paper used for editorial market and developed from semi-bleached fiber, which allows the process to consume less chemicals.
●	Flexible Packages: a 100% recycle paper used as external packaging of sanitary pad.

Following the Printing & Writing demand reduction, we are advancing in development of Flexible Packaging projects, focusing on plastic reduction and offering based on improvement of physical-mechanical properties of the base paper and applying recyclable and biodegradable barriers on the surface of the paper.

Development on barrier properties (resistance to water, grease, water vapor, oxygen transmission and heat sealable) continues and advances have been made, validating not only the machinability of the products and performance at convertors and brand-owners but also meeting standards established by regulatory agencies. During 2021 we performed several laboratory, pilot and industrial tests to validate our technology and solutions.

We also have worked on product´s development (bag, wrap and internal & external layers of cardboard sheets) that use recyclable fibers from our operations, which contributes to the sustainability of production cycle.

The Consumer Goods R&D team focused 2021 on keeping the high-quality standards of our products launched (toilet paper Mimmo 3ply, Mimmo personal care wet wipes and Scala plus kitchen towel), maintaining their performance among the best consumer goods products in the Brazilian market.

The Fluff R&D strategy for 2021 was to expand Eucafluff presence in the hygiene products market. In order to obtain higher acceptance among possible clients and expand Eucafluff market share in fluff pulp, the team focused the research efforts on technologies to differentiate the Eucafluff quality. The biggest challenge is to expand the application on 100% Eucafluff absorbent panels. With that goal in mind, we initialized an Open Innovation process, through 3 different approaches:

●	Hackathon: we invited students from 35 different universities and research centers around the world to join us in finding new technological routs that can help us to achieve a more efficient 100% Eucafluff panel;
●	Direct partnership with universities: we received project proposals and determined the best one to carry on during 2022.

Partnership with a specialized company in open innovation process to bring Suzano in contact with a different network, in order to select the best projects or technological routs to be evaluated.

Intellectual Property

Suzano, Futuragene and Portocel currently have, in total, 372 granted patents and patent applications, 51 protected varieties of eucalyptus, 6 varieties under protection and more than 300 potential new eucalyptus varieties, which is under evaluation by Forestry Breeding Program.

Veracel currently have, in total, 1 patent application and 3 protected varieties of eucalyptus.

Achievements during 2021 in the intellectual property field include filing of 9 new technologies were filed as patent and identification of 4 new variety of Eucalyptus for protection. The patents applications filed in 2021 is covering the developments in microfibrillated cellulose and bio-oleo, including its uses in products compositions.

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

In 2021, we requested 174 registrations related to 9 new trademarks. As of December 31, 2021, we received 73, including Greenbag®, Greenpack Suzano®, Tp Cycle®, Ligflex™, Ligflow®, Ligseal®, Ecolig®, Report Suzano® and Suzano®, in countries across five continents, including, among others, North and Latin America and the European Union countries. In addition, in 2021 we requested 25 trademark renewals, mostly related to registries from Fibria® (institutional trademark).

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

E.	Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by our board of directors and by our executive officers. The address of our management is Avenida Brigadeiro Faria Lima, 1355, 7th Floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our board of directors is the decision-making body responsible for determining general guidelines and policies for our business, including our overall long-term strategies, as well as the control and oversight of our performance. Our board of directors is also responsible for, among other things, supervising our executive officers’ actions. It holds meetings whenever called by its chairman, any of its vice-chairmen or our chief executive officer. Currently, our board of directors consists of nine members, five of which are independent members. Under the provisions of the Novo Mercado, at least two or 20% of the members of our board of directors (whichever is the greater) must be independent directors, as defined under Brazilian law. The following table sets forth the name, age, position, date of election and term expiration of each of the members of our board of directors:

Name	Age	Position	Date of Election	Term of Expiration
David Feffer	65	Chairman	April 25, 2022	April 25, 2024
Daniel Feffer	62	Vice Chairman	April 25, 2022	April 25, 2024
Nildemar Secches	73	Vice Chairman	April 25, 2022	April 25, 2024
Ana Paula Pessoa	55	Member	April 25, 2022	April 25, 2024
Gabriela Feffer Moll	38	Member	April 25, 2022	April 25, 2024
Maria Priscila Rodini Vansetti Machado	63	Member	April 25, 2022	April 25, 2024
Paulo Rogerio Caffarelli	56	Member	April 25, 2022	April 25, 2024
Paulo Sergio Kakinoff	47	Member	April 25, 2022	April 25, 2024
Rodrigo Calvo Galindo	45	Member	April 25, 2022	April 25, 2024

The following is a summary of the business experience of our current directors:

David Feffer. Mr. Feffer is graduated in Business Administration in Brazil and holds completed non-degree programs at Harvard Business School, Columbia University, IMD (Switzerland), the Aspen Institute, Singularity University and Stanford University. He currently serves as chairman of the board of directors of the Company, and as a member of the following non-statutory committees of the Company: (a) Strategy and Innovation Committee; (b) Sustainability Committee (Coordinator); (c) Management and Finance Committee (Coordinator); and (d) People Committee. Mr. Feffer also holds the following positions in other companies: (i) chief executive officer of Suzano Holding S.A., a publicly held company whose core business is holding interests in other companies, since 2003; (ii) member of the board of directors and chief executive officer of Polpar S.A., a publicly held company whose core business is holding interests in other companies, since 2001; (iii) chief executive officer of IPLF Holding S.A. a private company whose core business is holding interest in other companies, since 2004; (iv) vice chief executive officer of Premesa S.A., a subsidiary company of Suzano Holding S.A whose core business is developing real estate projects, from 2001 to 2015, and chief executive officer of the company since April 2015. He is also a member of social and cultural organizations, among which the following positions: (i) chairman of the directors’ committee of the School ALEF Peretz; (ii) member of the decision making committee of the Israelita Albert Einstein Hospital (Associação Beneficiente Israelita Brasileira Hospital Albert Einstein). Mr. David Feffer is brother of Mr. Daniel Feffer and father of Mrs. Gabriela Feffer Moll.

Daniel Feffer. Mr. Feffer holds a Law degree from Mackenzie University and completed non-degree programs at Funação Getulio Vargas, Harvard University and the Massachusetts Institute of Technology (MIT) in the United States, IMD in Switzerland and London Business School in England. He currently serves as vice chairman of the board of directors and as a member of the sustainability committee of the Company. Mr. Feffer also holds the following positions in other companies: (i) chairman of the board of ICC Brasil; (ii) chairman of the board of curators of the Arymax Foundation (Fundação Arymax); (iii) chairman of the directors’ committee and vice chairman of the senior board of the Ecofuturo Institute – Future for Sustainable Development (Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável); (iv) chairman of the advisory board of IBÁ; (v) member of the board of IEDI – Instituto Econômico para Desenvolvimento Industrial; (vi) founding member of the board of Compromisso Todos Pela Educação; and (vii) member of the strategy board of FIESP. Mr. Daniel Feffer is brother of Mr. David Feffer.

Nildemar Secches. Mr. Secches holds a degree in mechanical engineering from the University of São Paulo, a postgraduate degree in finance from the Pontifical Catholic University of Rio de Janeiro and a doctoral degree in economy from UNICAMP (Campinas). He currently serves as a member of the board of directors of the Company, and as a member of the following committees of the Company: (a) Strategy and Innovation Committee; (b) Management and Finance Committee; (c) People Committee (Coordinator); and (d) Nomination and Compensation Committee. Mr. Secches also holds the following positions in other companies: (i) vice chairman of the board of directors of WEG S.A. since 1998; and (ii) vice chairman of the boar dof directors of Iochpe Maxion S.A. since 2004. He was member of the board of directors of Ultrapar Participações S.A. from 2002 to 2021 and member of the board of directors of Itaú Unibanco between 2012 and 2017. From 1972 to 1990, Mr. Secches worked at BNDES, where he was a director from 1987 to 1990. From 1990 to 1994, Mr. Secches was the managing corporate officer of the Iochpe MaxionIndustrial Holding Group and from 1995 to 2008 he was the chairman of the board of directors of Perdigão S.A., public held company whose main activity is the industrialization, commercialization and exploitation of food in general.

Ana Paula Pessoa. Ms. Pessoa holds a bachelor’s degree in economics and International Relations and a Master’ degree in Development Economics from Stanford University. She currently serves as member of the board of directors and audit committee of the Company. Ms. Pessoa also holds the following positions in other companies: (i) partner, investor and board chairwoman at Kunumi AI, an artificial intelligence start-up in Brazil; (ii) member of the Advisory Board of Credit Suisse Brasil; (iii) member of the board of directors of News Corporation, NY; (iv) board member of Vinci Group, Paris; (v) board member of COSAN; (vi) member of Global Advisory Council (GAC) at Stanford University, California, (vii) member of the consulting board of The Nature Conservancy Brazil (viii) member of the audit committee for Fundação Roberto Marinho; and (ix) member of audit committee of the Instituto Atlantico de Gobierno, Madrid. Ms. Pessoa previously held the following positions: (a) CFO of the Rio 2016 Olympic and Paralympic Games (b) invested and was chairwoman of Neemu Internet; (c) founder and managing director of Brunswick São Paulo. Additionally, Ms. Pessoa worked 18 years on companies of the Organizações Globo. She has worked for the United Nations Development Program and the World Bank in the US and Africa.

Gabriela Feffer Moll. Ms. Moll has a degree in Hotel Management, an Executive MBA from Fundação Dom Cabral an executive course from Harvard University, Insper and Insead. She currently serves as member of the board of directors of the Company. Mr. Moll also holds the following positions in other companies: (i) member of the board of directors of MDS; (ii) member of the ESG and People Committee of Bionexo, and (iii) member of the Board of the ELF (Group of Empowerment and Female Leadership of the Israeli Federation of the State of São Paulo (Federação Israelita do Estado de São Paulo – FISESP). Gabriela started her career at GI - Grupo de Incentivo and in 2010 founded AG Sport, a consultancy specializing in the idealization and organization of large events, in which she was responsible for the development of the company’s commercial and strategy area. In 2015, she joined Dotz, working on the business development fronts and implementing a new 100% digital self-service model to open up the small business market. At Suzano S.A., as of 2017, she led the communication of products and the digital transformation of the Paper and Packaging Unit. Also at Suzano, after its merger with Fibria, she worked in the integration cell responsible for monitoring the synergies arising from the merger. Mrs. Gabriela Feffer Moll is daugher of Mr. David Feffer

Maria Priscila Rodini Vansetti Machado. Mrs. Vansetti holds an undergraduate degree in agronomic engineering from Escola Superior de Agricultura “Luiz de Queiróz” of the University of São Paulo (ESALQ/USP) and aspecialization in executive management and global strategy leadership from the Wharton School (University of Pennsylvania). She currently serves as member of the board of directors of the Company, member of the Strategy and Innovation Committee and member of the Sustainability Committee of the Company. Mrs. Vansetti currently serves as a member of the board of directors of the International Center in Indianapolis, Indiana, and of the Inter AmericanDialogue, in Washington, D.C. In recent years Mrs. Vansetti has served as member of the board of directors of AmCham (American Chamber of Commerce), member of the board of directors of the Brazilian Association of Chemical Industry (Associação Brasileira da IndústriaQuímica – ABIQUIM) and member of the agribusiness board of FIESP; and member of the board of directors of CropLife Canada). Mrs. Vansetti started her carrer at DuPont Brasil in 1981, in the agricultural division and going on to hold leadership positions in the Regulatory, Institutional Relations and Research & Development areas. She transferred to Wilmington, Delaware in 1996, where served positions in Development and Marketing areas. In 2008 she was appointed business director of DuPontCanada. Mrs. Vansetti previously held the following positions: (i) global chief strategic planning officer of DuPont Crop Protection from September 2014 to September 2015; (ii) chief executive officer of DuPont Brasil; and (iii) vice chief executive officer of DuPont Crop Protection for DuPont Brazil and DuPont LatinAmerica. With the merger of Dow and DuPont in September 2017, Mrs. Vansetti was named Global Director of Strategy and Business Development of Corteva AgrisciencesTM in Indianapolis, Indiana. In January 2021, she assumed the position of Vice President of Strategy and Planning.

Paulo Rogerio Caffarelli. Mr. Caffarelli is graduated in Law from PUC/Curitiba, with specialization in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba). He has a MBA in Corporate Law and Finance (FGV/RJ) and a Master in Business Management and Economics (University of Brasilia). He currently serves as (i) member of the board of directors of the Company; and (ii) President of the BBC Bank of the Simpar Group since October 2021. From November 2018 to May 2021, he was President of Cielo S.A. He joined Banco do Brasil in 1981, becoming Vice President of Wholesale, International Business and Private Banking and Capital Markets (BB BI) from 2011 to 2014 and serving as President of May 2016 to October 2018. He was Executive Secretary at the Ministry of Finance from February 2014 to February 2015 and has also worked at Companhia Siderúrgica Nacional as executive corporate Director. In the last five years, he served on the Board of Directors of the following companies: Banco do Brasil S.A.; Brasilprev; Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Alelo); Vale; Brasilcap Capitalização. He was also member of the advisory board of Febraban – Brazilian Federation of Banks.

Paulo Sergio Kakinoff. Mr. Kakinoff holds a graduate degree in Business Administration from Mackenzie University. He currently serves as member of the board of directors of the Company. Mr. Kakinoff also hold the following positions in other companies: (i) member of the board of directors of Porto Seguro S.A.; (ii) member of the board of directors of Grupo Vamos S.A; (iii) member of the board of directors of Tembici S.A; (iv) chief executive officer of GOL Linhas Aéreas since 2012. Mr. Kakinoff began his career as an intern at Volkswagen do Brasil, at the age of seventeen. In the nineteen years in which he worked for the group, he held the positions of Officer of Sales & Marketing, Executive Officer of the Group for South America at the head office (Germany) and, in 2009, he was appointed president of Audi in Brazil, remaining until June, 2012. He was independent member of the board of directors of GOL Linhas Aéreas for two years.

Rodrigo Calvo Galindo. Mr. Galindo currently serves as a member of the board of directors of the Company. He also holds the following positions in other companies (i) chairman of the board of directors of Cogna Educação S.A.; (ii) chairman of the board of directors of Endeavor Brasil. Mr. Galindo has been managing educational institutions for over twenty-nine years. He was CEO of Cogna/Kroton Educacional, officer of operations and officer of College Education at Kroton Educacional, CEO of Grupo Educacional IUNI, Administrative Dean of the University of Cuiabá and responsible for the management, accreditation and implementation of college education institutions in Bahia, Mato Grosso, Amapá, Acre and Rondônia. Mr. Galindo also served as member of the Board of Directors of Burger King Brasil, Clínica SIM and of Arezzo&Co.

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

			Date of	Term of
Name	Age	Position	Election	Expiration
Walter Schalka	60	Chief Executive Officer	February 14, 2021	Until the next Board Meeting expected to occur in May, 2022
Aires Galhardo	43	Executive Officer – Pulp Operation	February 14, 2021	Until the next Board Meeting expected to occur in May, 2022
Carlos Aníbal Fernandes De Almeida Jr	51	Executive Officer – Forestry, Logistics and Procurement	February 14, 2021	Until the next Board Meeting expected to occur in May, 2022
Christian Orglmeister	47	Executive Officer – New Businesses, Strategy, IT, Digital and Communication	February 14, 2021	Until the next Board Meeting expected to occur in May, 2022
Fernando de Lellis Garcia Bertolucci	55	Executive Officer – Research & Development	February 14, 2021	Until the next Board Meeting expected to occur in May, 2022
Leonardo Barretto De Araujo Grimaldi	46	Executive Officer – Commercial Pulp, People & Management	February 14, 2021	Until the next Board Meeting expected to occur in May, 2022
Marcelo Feriozzi Bacci	51	Chief Financial and Investor Relations Officer	February 14, 2021	Until the next Board Meeting expected to occur in May, 2022

The following is a summary of the business experience of our current executive officers who are not members of the board of directors or related committees:

Walter Schalka. Mr. Schalka holds a degree in engineering from Instituto Tecnológico da Aeronáutica (ITA) and has a post graduate degree in business administration from Fundação Getulio Vargas, and executive programs at IMD and Harvard Business School. He currently serves as the chief executive officer of the Company. Mr. Schalka started his career at Citibank and, in 1989, Mr. Schalka assumed the position of Chief Financial and Administrative Officer at Dixie Lalekla. With the merger of the companies Toga and Dixie Lalekla, in 1995, he became General Manager of the Dixie Toga Group and, in 1997, assumed the presidency of the group. In 2005, he joined Grupo Votorantim as president of Votorantim Cimentos, being responsible for their operations in Brazil and fourteen other countries. Since 2013 at the head of Suzano, Schalka has led important company movements, including the merger with Fibria.

Aires Galhardo. Mr. Galhardo currently serves as the executive officer of the Company for pulp industrial, energy and engineering unit. Mr. Galhardo worked for Fibria Celulose S.A. as their forest manager from 2011 to January 2019. From 2005 to 2011, he was the general manager of forest and manager of forestry logistics at Votorantim Celulose e Papel S.A. and from 2000 to 2005 he was the logistics manager of Companhia de Bebidas das Américas – Ambev.

Carlos Anibal de Almeida Jr. Mr. Almeida holds an electrical engineering degree from the Federal University of Minas Gerais and a master’s degree in business administration from Insper (São Paulo). He currently serves as the executive officer of the Company for Forestry, Logistics and Procurement. Before Suzano, Mr. Almeida worked for General Electric, where he ultimately held the position of sales general manager for the Latin American division of GE Industrial Systems. At Suzano, he served as executive officer for the Pulp Business Unit, executive officer for Pulp and Paper Sales and Marketing and executive officer for the Pulp Business, before taking on his current position.

Christian Orglmeister. Mr. Orglmeister holds a degree in engineering from FEI, has a post graduate degree from Fundação Getulio Vargas and master’s degree from TRIUM (LSE, HEC, e NYU). He currently serves as the executive officer of the Company for New Bio-businesses, Strategy, Communication & Brand, and Digital Tech of the Company. He started his career at Armazéns Gerais Columbia and joined the international consulting Arthur D. Little later. From 2000 to 2002, he worked at the logistics start up Intecom, from Grupo Martins, then joined the operations area of A.T.Kearney, where he stayed for four years in the area of oil & gas operations. In 2006 he joined the Boston Consulting Group leading people, organization and governance practices and the family business practices on South America. Mr. Orglmeister became the managing director of BCG offices in Brazil in 2015. During his twenty years as a consultant, Christian has supported Brazilian and international business groups in matters of strategy, governance, people and digital transformation. From 2016 to 2021, he served as an independent member of the People Committee of the Suzano board.

Fernando de Lellis Garcia Bertolucci. Mr. Bertolucci holds a bachelor’s degree in Agronomy Engineering and a master’s degree in Genetic Improvement of Plants from the Federal University of Lavras, Higher School of Agriculture (ESAL/UFLA), and has 32 years of experience in the forestry products industry. He has specialization courses in Forest Management (UFLA), Business Management (Fundação Dom Cabral), Product Development (University of Cambridge ±England), Driving Strategic Innovation (IMD ±Switzerland) and Global Executive Academy (MIT ±USA). He currently serves as executive officer for Technology & Innovation Officer at Suzano, responsible for leading the technological innovation process across the company and for technological development in the areas of Genetic Improvement, Biotechnology, Forest Management, Process Development and Products of Pulp and Paper and Biorefinery / Biomaterials.

Leonardo Barretto de Araujo Grimaldi. Mr. Grimaldi holds a degree in business administration from Fundação Getulio Vargas - FGV and has attended graduate programs at the Wharton School of Business and the Singularity University in Silicon Valley. Mr. Grimaldi currently serves as the executive officer of the Company for Commercial Pulp, People & Management, since 2021. Prior to that, Mr. Grimaldi held the Executive Board of the Paper and Packaging Unit, in addition to leading positions in the Commercial, Distribution and Marketing areas of Suzano for the domestic market, as well as international markets. Since 2001 in Suzano, he also has led the “Suzano Mais” initiative, transforming the business model of Suzano’s Paper and Packaging Unit in Brazil.

Marcelo Feriozzi Bacci. Mr. Bacci Holds a B.A. in Public Administration from Fundação Getulio Vargas (FGV), with a specialization in Finance and Capital Markets from Ibmec (São Paulo) and a MBA from Stanford University Graduate School of Business. Currently, Mr. Bacci is the Chief executive officer for Financial, Investor Relations of Suzano, responsible for the Treasury, M&A, Credit, Investor Relations, Controllership, Shared Services, Taxes, Planning, Risk Management and Compliance and Procurement departments. He also serves as chairman of the board of directors of Veracel Celulose and independent member of the board of directors of BRF S.A. Mr. Bacci began his career at Unibanco in 1991 and later served as executive officer at Promon, as chief financial officer at Louis Dreyfus Company and as Vice-CEO of Suzano Holding. Mr. Bacci was also Chairman of the Board of Ibema Papelcartão.

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

The following table sets forth the name, position, date of appointment and term expiration for each member of our fiscal council, which has been convened as requested in the annual general shareholders’ meeting held on April 25, 2022:

				Term of
Name	Age	Position	Date of Election	Expiration (1)
Eraldo Soares Peçanha	70	Member	April 25, 2022	2023
Luiz Augusto Marques Paes	60	Member	April 25, 2022	2023
Rubens Barletta	75	Member	April 25, 2022	2023
Kurt Janos Toth	73	Alternate	April 25, 2022	2023
Roberto Figueiredo Mello	73	Alternate	April 25, 2022	2023
Luiz Gonzaga Ramos Schubert	85	Alternate	April 25, 2022	2023
(1)	The term of the mandates of the members of our fiscal council shall terminate on the date of our annual general shareholders’ meeting in charge of evaluating our audited consolidated financial statements for the year ended December 31, 2022.

The following is a summary of the business experience of the current members of our fiscal council:

Eraldo Soares Peçanha. Mr. Peçanha holds a degree in accounting and business administration from Cândido Mendes University. He currently serves as a member of the fiscal council of the Company. Mr. Peçanha also holds the following positions in other companies: (i) member of the fiscal council of Cadam S.A.; (ii) member of the Statutory Audit Committee of the Bank of the State of Rio Grande do Sul; and (iii) alternate member of the fiscal council of Ouro Fino Saúde Animal Participações S.A. Mr. Peçanha previously held the following positions: (i) internal audit and controller manager of Aracruz Celulose S.A. (1974-1996); (ii) controlling company and computing officer of CSN Cia. Siderúrgica Nacional (1996-2003); (iii) controlling officer and executive director of corporate governance of Embratel SA (2003-2008); and (iv) executive director of customer services of Icatu Seguros S.A. (2008-2011). He was permanent member at the fiscal council of Vale, Net Serviços de Comunicação, Ideiasnet and JBS and also an alternate member at CCR, Tupy e Ouro Fino Saúde Animal, Ferrovia Centro Atlântica, Itá Energética and Officer Distribuidora Prod. Tecnologia. He was also member of the executive board of My News Channel. Since 2012, he has been working as a consultant in the fields of corporate governance, controlling and processes and accounting and financial systems.

Luiz Augusto Marques Paes. Mr. Paes holds a law degree from the São Paulo University. He currently serves as member of the fiscal council of the Company. Mr. Paes also holds the following positions in other companies: (i) effective member of the fiscal council of SIMPAR S.A., a publicly-held company whose main activity is the provision of services in the area of logistics; (ii) effective member of the Fiscal Council of Cyrela Brazil Realty S.A. Empreendimentos e Participações, a publicly held company whose main activity is real estate development, the purchase and sale of real estate and the leasing of real estate; (iii) member of the Audit Committee of the company JSL S/A, a publicly-held company whose main activity is the provision of services in the area of logistics; and (iv) partner of partner of Paes e Colauto –Sociedade de Advogados, where he provides legal advice and tax and corporate consulting.

Rubens Barletta. Mr. Barletta holds a law degree from São Bernardo do Campo Law School. He currently serves as member of the fiscal council of the Company. Mr. Barletta is also a permanent member of the fiscal councils of the following companies: (i) Banco Alfa de Investimento S.A.; (ii) Alfa Holdings S.A.; and (iii) Tegma Gestão Logística S.A. From 1999 to 2010, he served as a permanent member of the fiscal council of Financeira Alfa S.A. – Crédito, Financiamento e Investimentos. and of Consórcio Alfa de Administração S.A. Mr. Barletta has been a partner at Barletta, Schubert e Luiz Sociedade de Advogados, a firm specializing in private law, with emphasis on Corporate Law. From 1961 to 2008, he was an employee, intern and then partner at Law Firm Augusto Lima S.C.

Kurt Janos Toth. Mr. Toth holds a degree in economics from the Universidade Federal Fluminense and post graduate degree from Pontifícia Universidade Católica – Rio de Janeiro. He currently serves as an alternate member of the fiscal council of the Company. Mr. Toth previously enjoyed a long tenure at BNDES, having occupied the following positions: (i) economist in the Internal Control Department (2006-2008); (ii) chief of the Credit Department (1988-2006); (iii) chief of the Industrial Projects Department (1984-1986); (iv) manager of the Industrial Projects Department – Capital Assets and Traditional Industries (1978-1984); (v) Project analyst in the Transport Material, Foundry and Consumer Goods segments (1973-1978); and intern (1971-1973). Mr. Toth is a permanent member of the fiscal councils of the following companies: (i) Tupy S.A. since 2017; (ii) Brasiliana Participações S.A. since 2018; (iii) Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (2015-2017); (iv): AES Tietê S.A. (2008-2015); (v) AES Elpa S.A. (2012-2014); (vi) Eletropaulo Comunicações Ltda. (2010-2011); (vii) AES Communications Rio de Janeiro S.A. (2010-2011); (viii) Centrais Elétricas Brasileiras S.A. – ELETROBRÁS (2003-2006); and (ix) Companhia Vale do Rio Doce (1993/1994). Mr. Toth was also a member of the Advisory Board of the BNDES’ Welfare and Assistance Foundation in 2015.

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

Name	Position	Date of Election	Term Expiration
Ana Paula Pessoa	Chairperson	May 12, 2021	2023
Carlos Biedermann	Financial Expert	May 12, 2021	2023
Marcelo Moses de Oliveira Lyrio	Member	May 12, 2021	2023
Rodrigo Kede de Freitas Lima	Member	May 12, 2021	2023

The following is a summary of the business experience of the current members of our audit committee who are not members of our board of directors:

Carlos Biedermann. Mr. Biedermann holds a B.A. in Business Administration and a B.A. in Public Administration from the Federal University of Rio Grande do Sul (UFRGS) and a graduate degree in Capital Markets from Fundação Getulio Vargas (FGV). He currently serves as a member of the audit committee of the Company. Mr. Biedermann also holds the following positions in other companies: (i) member of the audit committee of the Algar Group, a Brazilian holding companywhose core business is information technology and telecommunications, agribusiness, construction, services and tourism; (ii) coordinator of the audit committee of the Cornélio Brennand Group, which operates in the real estate development, energy, glass and cement industries; (iii) a member of the audit committee of Grupo Solar, a manufacturing branch of the Coca-Cola System in Brazil; (iv) a member of the board of the American Chamber of Commerce (AmCham) of Rio Grande do Sul; of the Association of Marketing and Sales Executives of Brazil (ADVB), and of Agenda 2020; (v) chairman of the deliberative board of Grêmio FBPA; (vi) a member of the advisory board of Lojas Lebes; (vii) a member of the Audit Committee of Moinho Paulista S.A.; (viii) member of the Board of Directors and audit committee of Copel - Cia Paranaense de Energia, a publicly traded company in Brazil and in the USA, which operates in energy in Paraná and other Brazilian states; (ix) member of the board of directors of Unimed, a medical cooperative in Rio Grande do Sul; (x) chairman of the board of directors of BriviaDez, a company in the communication and marketing segment; (xi) member of the audit committee of the Bank of the State of Rio Grande do Sul - BANRISUL; (xii) member of the board of directors of Madero S.A; (xiii) member of the board of directors of CFL Participações; (xiv) member of the audit Committee of the Edson Queiróz Group; (xv) member of the audit Committee and board of directors of Grupo Raymundo da Fonte. Previously, Mr. Biedermann was (a) a lead partner of PricewaterhouseCoopers (PwC) from 2002 to 2015; (b) chairman of the audit committee for five years and vice-president from 2013 to 2014 of the Brazilian Corporate Governance Institute (IBGC), a non-profit organization that works to promote best corporate governance practices; (c) a member of the board of directors for six years and director for two years of the Young Presidents Organization(YPO/WPO), a global network of executive officers; (d) the first independent member of the board of directors of Calçados Azaleia, a Brazilian footwear company; (e) a member of the administrative board for fifteen years of Santa Casa de Misericórdia de Porto Alegre, a group of seven hospitals of various specialties located in Porto Alegre, Rio Grande do Sul; (f) a member of the audit committee of BB Seguridade, a Brazilian insurer of Banco do Brasil engaged in insurance products, private pension plans, capitalization and brokerage services; (g) a member of the board of directors of Valmont, a company operating in the agribusiness sector; (h) chairman of the board of Porto Alegre Health Care, a non-profit group composed of public and private players focused on promoting the city of Porto Alegre and medical tourism; and (i) chairman of the Board of Directors of Trensurb, a transport and urban train company.

Marcelo Moses de Oliveira Lyrio. Mr. Lyrio holds a degree in economic sciences from Pontificia Universidade Católica - PUC of Rio de Janeiro. He currently serves as a member of our audit committee. Mr. Lyrio also holds the position of chairman of the advisory board of CEO Coaching Internacional (CEOCI), where he also mentors the founding partner, CEO and chairman of the CEOCI, and he is also founding partner of Prêncipio Assessoria Empresarial. Previously, Mr. Lyra was (i) chairman of the board of directors of Braskem S.A. (April 2018-October 2019); (ii) partner and co-founder of Signatura Lazard and Managing Director (MD) for Lazard in Brazil from 2004 to 2016, during which he worked as an advisor to large Brazilian and foreign business groups in connection with their local and international investments. Prior to Lazard, he worked from 1990 to 2004 at ING Bank and ING Barings in several areas of the institution, including as President for ING Brazil from 2001 through 2004.

Rodrigo Kede de Freitas Lima. Mr. Kede holds an undergraduate degree in mechanical and production engineering from Pontificia Universidade Católica of Rio de Janeiro, a MBA from INSPER (São Paulo), and Harvard Business School. He currently serves as member of the audit committee of the Company. Mr. Kede also holds the following positions in other companies: (i) President of Latin America and Corporate Vice President of Microsoft Corporation; (ii) member of the advisory board of the FDC (Fundação Dom Cabral); and (iii) member of the advisory board of Agrotools (Start Up in the AgTech market). During his twenty-five-year career in the Technology Market Rodrigo was Chief Financial Officer (CFO) of IBM in Brazil and Latin America, President of IBM in Brazil and Latin America, President of the Global Services Division in New York. Rodrigo was also President of TOTVS during 2015 and member of the Board of Directors during 2014 and 2015. He has been a member of the Board of Directors of Suzano since 2015, of the Advisory Board of Fundação Dom Cabral and Agrotools (start up at AgTech market). Rodrigo was President (2009-2011) of the IBEF (Brazilian Institute of Financial Executives) and later President of the Board of Directors (2017) and member of the Board of the American Chamber of Commerce (AmCham) between 2013 and 2015.

As of April, 25, 2022, the members of our audit committee, on an individual basis and as a group, directly owned less than 1.0% of our common shares.

B.Compensation

Aggregate compensation for the members of our board of directors and our executive officers is determined annually at our shareholders’ meeting, in accordance with our bylaws. Our board of directors is responsible for the distribution of such amount between its members and the members of our board of executive officers.

Our shareholders’ meeting held on April 25, 2022 approved the global compensation for the members of our board of directors, fiscal council and board of executive officers for the fiscal year of 2022 in the amount of up to R$150 million.

For the years ended December 31, 2021, 2020, and 2019, the aggregate compensation of all of our directors, officers and members of our fiscal council was R$ 109.8 million, R$133.7 million and R$93.2 million, respectively, which includes bonuses in the aggregate amount of R$ 13.0 million, R$10.7 million and R$6.7 million, respectively. In addition, for 2021, 2020 and 2019 we paid an aggregate of R$ 0.530 million, R$0.522 million and R$0.516 million into our pension plan on behalf of our directors.

Information on elements of compensation for the year ended December 31, 2021 is detailed in the table below (the percentages reflect the percentage of total remuneration represented by the category)

		Board of
		Executive
	Board of	Officers	Fiscal
Elements of Remuneration	Directors	(Statutory)	Council
Fixed Remuneration	83.02%	25.6%	83.3%
Benefits	0.1%	1.0%	—%
Social Contribution	16.6%	5.4%	16.7%
Variable Remuneration	—%	15.5%	—%
Long Term Incentive Plan	—%	53.3%	—%
TOTAL	100.0%	100.0%	100.0%

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

Share Appreciation Rights Plan

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

The beneficiary’s gain varies depending on the performance of our shares and may vary up to 25% more depending of the relative performance of our shares and the competing shares (TSR – Total Shareholder Return).  This percentage is calculated based on our performance for the relevant period in comparison with our competitors’ performance and may vary between 75% and 125%.

Maximum, Minimum and Average Individual Remuneration of our Board of Directors, Board of Executive Officers and Fiscal Council

		Number of	Highest	Lowest	Average
	Number of	Remunerated	Remuneration	Remuneration	Remuneration
Year 2021	Members	Members	(in reais)	(in reais)	(in reais)
Board of Directors	10.00	10.00	8,247,041.76	744,000.00	2,015,854.14
Board of Executive Officers	7.08	7.08	22,595,979.76	7,019,028.83	12,511,386.21
Fiscal Council	3.00	3.00	352,800.00	352,800.00	352,800.00

Note on Calculations:

●	The average annual remuneration of each body was calculated by dividing the total amount of annual compensation (fixed, variable and indirect benefits, including social contribution) for each body by the number of remunerated members in the respective body.
●	The lowest annual individual remuneration (fixed, variable and indirect benefits, including social contribution) of each body excludes all members of the respective body who have held the position for less than 12 months.
●	The highest annual individual remuneration (fixed, variable and indirect benefits, including social contribution) of each body makes no exclusions, considering all remuneration received by the respective member for functions exercised in the last 12 months.

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

Long-Term Variable Compensation Programs

We have share-based compensation plans for certain non-management employees within our two Long-Term Incentive (LTI) plans linked to the price our stock, paid in local currency. These are the Phantom Shares Plan and the Share Appreciation Right (SAR) plan, described above. Both plans depend on the stock price, and the SAR plan also depends on the performance of our shares in relation to our main competitors (TSR – Total Shareholder Return).

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

Health Insurance Plan: we offer medical assistance to employees through health insurance plans managed by third -parties, according to the relevant work location. Employees, their dependents (i.e., spouse or partner, children younger than 21 and single, children younger than 24 who are students, and children with disabilities in any age) and interns are entitled to health insurance. The health insurance offered by us has a copayment model, i.e., the employee copays a percentage of the costs of medical procedures, following the rules of the insurance plan and applicable regulations. No monthly fixed contribution is paid. There is an accredited network in all locations to serve employees and their dependents. In addition, employees are entitled to reimbursement of expenses incurred at non-accredited locations, in accordance with the rules of the plan.

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

C.Board Practices

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

According to the Brazilian Corporation Law and our by-laws, the members of our board of directors are elected by the holders of our common shares at the general shareholders meeting. The members of our board of directors serve two-year terms. In April 2022, the sitting and alternate members of our board of directors were elected to serve a two-year mandate starting on April 25, 2022.

D.Employees

As of December 31, 2021, we employed a total of 17,421 employees (Suzano + Portocel + Ecofuturo + Futuragene + 50% Veracel), distributed as follows:

As of
December 31,
2021
Management	1,293
Specialists/Engineers	73
Administrative	4,172
Operations	11,884
Total	17,421

The increase in the number of employees (1,768 people) compared to 2020 is due to the incorporation of Futuragene, increase in our forest base, insourcing, formation of a succession pool for industrial units and hiring of employees for the Cerrado Project.

On December 31, 2021, 21,368 workers (Suzano = 20,375 + 50% Veracel = 993) employed by outsourced subcontractors and service providers were used. This scenario represents a 5.8% reduction in outsourced subcontractors and service providers compared to the previous year, equivalent to a reduction of 1,304 employees. The workforce is mostly allocated in forestry operations and logistics with 53% of workers, followed by 29% of workers distributed in industrial operations and 19% of workers in support and administrative activities.

In the years of 2021, 2020 and 2019, the number of accidents in our facilities were 163, 146, 195, respectively.

Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by us with the local unions to which our employees belong.

E.Share Ownership

As of April 25, 2022, the members of our board of directors and our executive officers, other than members of the Feffer family, as a group, directly owned less than 1.0% of our common shares. See Item 7. “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 25, 2022, our capital stock fully subscribed and paid in was R$9,235.5 million divided into 1,361,263,584 common shares.

The table below presents certain information as of April 25, 2022, regarding (i) any person known to us as the owner of 5% or more of our outstanding common stock, (ii) total amount of the common stock owned by the members of our board of directors, executive officers and fiscal council; and (iii) total amount of the common stock owned by our related parties.

	Number of	Total
	Common	Capital
Shareholder	Shares	(%)
Suzano Holding S.A (1)	367,612,329	27.0%
David Feffer	53,443,764	3.9%
Daniel Feffer	48,077,095	3.5%
Ruben Feffer	46,856,578	3.4%
Jorge Feffer	46,432,360	3.4%
Alden Fundo de Investimento em Ações	26,154,744	1.9%
Other Related Parties (2)	29,871,721	2.2%
Board of Directors, Executive Officers and Fiscal Council	4,080,423	0.3%
(Other Shareholders) Public Float:	726,823,001	53.4%
Treasury Shares	11,911,569	0.9%
Total	1,361,263,584	100.0%
(1)	The controlling shareholders of Suzano Holding S.A. are David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.
(2)	Includes other relatives of the Feffer family.

In addition, as of April 25, 2022, 3.3% of our common shares were held in the form of ADSs. Our major shareholders do not have different voting rights from other shareholders.

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

B.Related-Party Transactions

For transactions with related parties, we shall observe the usual market prices and conditions, as well as the corporate governance practices adopted by us and those recommended and/or required by the legislation.

Transactions with Suzano Holding S.A.

The transactions with our controlling shareholder, Suzano Holding S,A, in the year ended December 31, 2021, totaled R$2.6 million, mainly related to administrative expenses sharing and, to a lesser extent, to guarantees provided by Suzano Holding S.A.

Other transactions

We are currently engaged in commercial pulp transactions with Ibema Companhia Brasileira de Papel (“Ibema”) that is a joint venture between us and Ibema Participações S.A. (“Ibemapar”) concluded in January 2016. Currently, we hold 49.9% of Ibema’s share capital and Ibemapar holds the remaining 50.1%. In the year ended December 31, 2021, 2020 and 2019, our net revenues from these transactions was R$170.0 million, R$111.8 million and R$103.6 million, respectively.

We also enter into expense sharing with certain other parties controlled by some of our controlling shareholders in the ordinary course of business.

C.Interests of Experts and Counsel

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

	December 31,			December 31,
	2021			2020
	Judicial
	deposits	Provision	Provision, net	Provision, net

	(in thousands of R$)
Tax	(135,590)	2,973,454	2,837,864	2,848,589
Labor	(45,302)	178,925	133,623	159,400
Civil	(19,650)	280,775	261,125	247,966
	(200,542)	3,433,154	3,232,612	3,255,955

Although the amounts of any liability that could arise against us with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely to us, would not, individually or in the aggregate, have a material adverse effect on our financial condition. The amount of the legal cases assessed as reasonably possible, as of December 31, 2021, is R$ 7,539.9 million for tax proceedings, R$211.8 million for labor proceedings and R$3,691.8 million for civil proceedings.

Tax Proceedings

As of December 31, 2021, we were involved as the defendant in approximately 50 administrative and judicial proceedings of tax and welfare nature, which likelihood of loss is probable, involving a plurality of taxes, such as corporate income tax (“IRPJ”), social contribution on net income (“CSLL”), retained income tax (“IRRF”), social integration program (“PIS”), social contribution on revenue (“COFINS”), tax on industrialized products (“IPI”), social contribution, tax on rural real estate (“ITR”), value added tax on goods and services (“ICMS”), tax on services (“ISS”) and real estate tax (“IPTU”).

As of December 31, 2021, we had provisions, net of judicial deposits, of R$2,837.9 million related to tax claims for which our legal counsel considers that the likelihood of loss is probable. In addition, the total amount related to proceedings in which we are defendants, and for which our legal counsel considers the likelihood of loss possible, is R$ 7,539.9 million. As of December 31, 2021, we had no provision accrued for claims which likelihood of loss is possible.

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

We list below our liabilities (i) individually classified as possible losses deemed relevant by us or (ii) which updated value involves, individually, an amount higher than R$100 million:

a.

Tax Assessment – IRPJ/CSLL – exchange of industrial and forestry assets: In December 2012, a tax assessment was issued by the Brazilian Federal Revenue (“RFB”) against us, with respect to IRPJ and CSLL under the allegation that there was no taxed capital gain in February 2007, when we finalized an exchange of industrial and forestry assets with International Paper. In January 2016, the Tax Federal Administrative Court (“CARF”) rejected the appeal filed by us. The appeal was rejected as per the casting vote of CARF’s President. After notification of the decision, in May 2016, since no new appeal at the administrative level is permitted, we filed a complaint with the judicial courts and are currently awaiting the defendant´s response (Brazilian federal government). We presented judicial guarantee, which was accepted. We continued not provisioning this matter, given that, based on the opinion of our internal and external legal counsel, the likelihood of loss is possible. In the year ended December 31, 2021 the amount is R$2,351.7 million (R$2,296.0 million as of December 31, 2020).

b.

Tax Assessment – IRPJ/CSLL – disallowance of depreciation, amortization and depletion expenses – 2010: In December 2015, a tax assessment was issued by the RFB against us, with respect to IRPJ and CSLL. The main argument of the assessment is the non-deductibility of depreciation, amortization and depletion expenses, during the fiscal year of 2010. We filed an administrative appeal, which was judged partially valid. We filed an appeal against this decision in November 2017. On October 16, 2018, the trial was converted into diligence, through resolution n. 1402-000723. Currently, the resolution is expected to be formalized. In the year ended December 31, 2021 the amount is R$728.6 million (R$712.5 million as of December 31, 2020).

c.

IRPJ/CSLL – partial approval – 1997: we requested approval to offset 1997 tax losses with amounts owed to the tax authorities. In March 2009, the authorities approved only R$83.0 million, which generated a difference of R$51.0 million. We are still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision of CARF in August 2019, which granted the Voluntary Appeal filed by us. For the remaining credit, we have appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level. Shortly after, an appeal was filed, which was judged in session, determining the conversion of the trial in diligence. On November 6, 2018, a decision was filed reinforcing the tax authorities’ conclusion at the first approval and our arguments. In the year ended December 31, 2021 the amount is R$106.8 million (R$104.9 million as of December 31, 2020).

d.

Tax Incentive — Agency for the Development of the Northeastern Brazil (ADENE): in 2002 the RFB granted our request to benefit from reductions in corporate income tax and nonrefundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by SUDENE. In 2004, we were served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (“SUDENE”), who reported that the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the RFB served us an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussions, the assessment notice was partially upheld and recognized our right to the tax incentive through 2003. Our management, supported by our legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods. In the year ended December 31, 2021 the amount is R$129.7 million (R$127.4 million as of December 31, 2020).

e.

PIS/COFINS – Goods and Services – 2009 to 2011: in December 2013, the RFB issued an assessment against us demanding the collection of PIS and COFINS credits disallowed because they were allegedly not linked to our operating activities. In the first instance, the objection filed by us was dismissed. After the Voluntary Appeal was filed, it was partially provided in April 2016. From this decision, the National Treasury filed a Special Appeal to the Superior Chamber and we filed a Statement of Appeal, which are still pending judgment. The updated amount involved up to December 31, 2021 is R$169.8 million (R$166.4 million as of December 31, 2020).

f.

Compensation – IRRF – period 2000: We filed a lawsuit requesting the compensation of IRRF credits originated in the year ended December 31, 2000 regarding debts owed to the RFB. In April 2008, the RFB partially recognized the credit in our favor. From this decision, we filed a Voluntary Appeal with CARF, which is pending judgment. In the year ended December 31, 2021 the amount is R$111.4 million (R$109.9 million as of December 31, 2020).

g.

Tax assessment – Corporate Income Tax and Social Contribution: on October 5, 2020, we were notified about the tax assessment issued by the RFB claiming the payment of Corporate Income Tax and Social Contribution, in the total amount of R$454.9 million, resulting from the remeasurement of profit of our wholly-owned subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. In addition to us, certain Statutory Executive Officers’ (“Officers”) from Suzano Trading were also included as co-responsible. The legal counsel considered the risk of loss as possible in regards to us and, in reference to the Officers, also possible but with greater chances of success (possible to remote). In the year ended December 31, 2021 the amount is R$ 470.1 million (R$454.9 million as of December 31, 2020).

h.

Tax assessment – taxation on a universal basis – year 2015: on November 3, 2020, we received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax related to the year ended December 31, 2015, due to the absence of profits earned by subsidiaries abroad in the determination of taxable income and social contribution calculation basis. The legal advisors hired by us classify the prognosis as a possible loss. Currently, the defense presented at the administrative level is awaiting judgment. In the year ended December 31, 2021 the amount is R$149.5 million (R$ 145.0 million as of December 31, 2020).

Labor Proceedings

As of December 31, 2021, we were involved in 987 labor proceedings assessed as reasonably probable, representing a contingency provision, net of judicial deposit, of R$133.6 million duly provisioned in our audited consolidated financial statements. In addition, we are involved in 1,462 labor proceedings assessed as reasonably possible, with a total amount under dispute totaling R$211,8 million. We are also party to several disputes involving unions located in the states of Bahia, Espírito Santo, São Paulo and Mato Grosso do Sul.

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

Civil, Land and Environmental Proceedings

As of December 31, 2021, we were involved in 57 judicial civil and environmental proceedings assessed as reasonably probable, representing a contingency provision, net of judicial deposits, of R$261.1 million duly provisioned in our audited consolidated financial statements. In addition, we have 205 civil and environmental proceedings assessed as reasonably possible, amount under dispute totaling R$3.691,8 million.

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

Environmental Matters

We currently have two relevant public civil claims (ação civil pública) filed by the Federal Public Prosecution Office in the north and northeast regions of Brazil, which challenge the jurisdiction of the state’s environmental agency to grant environmental licenses and claiming compensation for the impacts of our operation. The Federal Public Prosecution Office alleges that the environmental licensing proceedings related to the installation of our industrial plant in the state of Maranhão should be carried out by the Brazilian Federal Environmental Agency – IBAMA. The risks involved in such proceedings include delays in our plantation schedule and the suspension of the activities carried out in our Maranhão unit until a new permit is issued and the impacts are repaired. The superior court is still to rule on an appeal against the injunction granted against us, and the other claim are still pending judgement by the trial judge.

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

The companies involved signed an agreement that has already been approved by the court and the action is awaiting closing.

In December 2020 the Prosecutors Office of the State of Bahia served us in a public civil claim (ação civil pública) questioning the applicability of the concept of “Consolidated Rural Areas”, established by Federal Law No. 12.651 / 2012, in the areas inserted in the Mata Atlântica Biome. The process is still in a preliminary stage awaiting the judge’s decision of injunction.

Civil Matters

Regarding civil matters, we are involved in two public civil claims (ação civil pública) filed by the Federal Public Prosecution Office requesting (i) a preliminary injunction to prohibit our trucks from transporting wood in federal highways above legal weight restrictions, (ii) an increase in the amount of fines for cases of overweight, and (iii) compensation for damages to property allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of these claims was ruled against us. We presented an appeal to the Court of Appeals, requesting an interim relief to stay the effects of such ruling until a final decision is reached. We are currently waiting for the ruling on the interim relief by the 1st Regional Federal Court Appeals. In 2021, both were suspended due to the decision of the STJ to evaluate the points of discussion in the form of a repetitive appeal. Still no date for judgment

In November 2020, a sea logistic supplier initiated an arbitration proceeding against us due to the early termination of the agreement. The counterparty seeks to enforce a put provision (imposing the ownership and acquisition of barges) allegedly foreseen in the agreement as a penalty for the early termination, and the payment of purported losses and damages suffered because of termination. Our position is that the put is not due, and, even if it was due, the put provision is abusive under the economic ratio of the contract. The case is still in the preliminary stage, pending the indication of the presiding arbitrator for constitution of the arbitral tribunal and signing of the Terms of Reference.

Also, in 2015 the Company sued a competitor who improper and unauthorizedly used a variety of eucalyptus protected by intellectual property rights (cultivar) of the former Fibria. The prohibition of cultivation of this biological asset by the competitor is protected by an injunction still in force. While the sentence is pending, the competitor filed an action to annul the cultivar registration, but the course of the first action was not harmed. The first claim was ruled on April 2021. The district court ruled the case, confirming the preliminary injunction and determining Respondent to cease and refrain from planting and propagating eucalyptus clones of VT02 throughout the national territory, as well as ordering it to pay compensation for material damages to be fixed in further liquidation. The case was then staid to wait for the ruling on the nullity claim. The Company filed an appeal to question this decision and is still waiting for a decision.

Land Disputes

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

In October 2021, both cases were ruled and the Federal District Court, decided for the nullity of the land titles and determined the return of these areas and respective properties rights to the State’s title.

The decisions rendered are not final and the company has filed appropriate appeals claiming for reversal of this decision before the Federal State Court of Espirito Santo.

It is important to highlight that Suzano is the legitimate owner of the properties under discussion and will continue to discuss the matter in court, in order to prove the legality of the acquisitions made at the time of acquisition, in accordance with applicable laws and practices applicable at the time of purchase.

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

Land Issues

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

In accordance with article 26 of our bylaws, the minimum mandatory dividend corresponds to the lower of: (i) 25% of the adjusted annual net profits, adjusted according with the Brazilian Corporate Law, and (ii) 10% of the Operating Cash Flow Generation in the relevant fiscal year. The Operating Cash Flow Generation (“GCO”) is calculated using the following formula: GCO = Adjusted EBITDA – Maintenance Capex, where “GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency, “EBITDA” means our net profit of the fiscal year expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion. “Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

Dividends must be distributed within 60 days from the date of its declaration, unless a shareholders’ resolution determines another date, not later than the end of the fiscal year in which such dividend was declared. The Brazilian Corporation Law permits, however, a company to suspend the mandatory distribution of dividends if its board of directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the fiscal council. Net income not distributed due to the suspension mentioned here must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits.

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

Payment of dividends

On April 25, 2022, our Shareholder’s in the Annual Ordinary and Extraordinary Shareholder’s meeting approved the distribution of dividends in the total amount of R$1.8 billion, related to: a) R$1.0 billion as anticipated dividends to the net income account for the year, as approved by our Board of Directors on January 7, 2022, and R$90 thousand due to variations in stock ownership verified in January 2022; and b) R$799.9 million declared at the Annual Ordinary and Extraordinary Shareholder’s meetings held on April 25, 2022, expected to be paid on May 13, 2022, in local currency, based on the stock ownership at the close of the trading session of B3 S.A. – Brasil, Bolsa, Balcão, on May 4, 2022.

In accordance with the Brazilian Corporation Law and our bylaws, our shareholders approved that there would be no distribution of dividends for the fiscal years of 2020 and 2019, given that there was no net profit for each of such years.

B.	Significant Changes

Acquisition of Parkia

On April 27, 2022, we, as purchaser, have entered into the “Share Purchase and Sale Agreement” (the “SPA”) with Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”) and Arapar Participações S.A (“Arapar” and, together with the FIP, the “Sellers”), as sellers, and the Target Companies (as defined below) as intervening parties (“SPA”) whereby the parties thereto agreed on the terms and conditions for the acquisition by us, on the closing date, of the totality of shares held by the Sellers in the following companies: (a) Vitex SP Participações S.A. (b) Vitex BA Participações S.A. (c) Vitex ES Participações S.A. (d) Vitex MS Participações S.A. (e) Parkia SP Participações S.A. (f) Parkia BA Participações S.A. (g) Parkia ES Participações S.A. and (h) Parkia MS Participações S.A. (“Target Companies” and “Transaction”).

In consideration for the shares of the Target Companies, we agreed to pay a base price in the amount equivalent to US$667,000 (equivalent to R$3,346,139 on the execution date of the SPA), in two (2) installments, the first being due at the closing of the Transaction and the second one after twelve (12) months from the closing of the Transaction. The base price is subject to post-closing price adjustments, based on the net debt and working capital variations of the Target Companies.

The closing of the Transaction is subject to the fulfillment of conditions precedent, market practice in similar transactions, including the approval of the Transaction by the Brazilian antitrust authorities (Conselho Administrativo de Defesa Econômica - CADE), the corporate approvals by the parties to the SPA. To the extent applicable, our management will convene in due course a General Shareholders’ Meeting for the ratification of the Transaction.

We already use the Target Companies’ forests assets through rural partnership agreements entered into in 2013 by our predecessor, Fibria Celulose S.A. The Transaction is aligned with our strategy to be ‘best-in-class’ in terms of the total cost of pulp, by reducing expenditure on the purchase of wood, as well as guaranteeing a forest base in strategic areas for our operations in the long term.

Other Significant Changes

Other significant changes or events have occurred after the close of the balance sheet at December 31, 2021. For further information on such events, please see note 32 to our audited consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs are listed on the New York Stock Exchange under the trading symbol “SUZ.” Our common shares trade on the São Paulo Stock Exchange under the symbol “SUZB3.” On December 31, 2021, we had approximately 74,000 shareholders of record at the B3.

B.Plan of Distribution

Not applicable.

C.Markets

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

The B3 is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2021, the aggregate market capitalization of the 92 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately US$773 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See Item 10. “Additional Information — Taxation” and Item 10. “Additional Information — Exchange Controls.”

B3 Corporate Governance Standards

The B3 has three listing segments:

●	Level 1;

●	Level 2; and
●	Novo Mercado (New Market)

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

As a result, in addition to the disclosure obligations imposed by the Brazilian Corporation Law and the CVM, we also must comply with the following additional disclosure requirements set forth by the Novo Mercado rules:

●	no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of the year) and at the end of each fiscal year, including a statement of cash flows which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, financing and investing activities;
●	from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, together with
●	management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (a) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and
●	from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (i) disclose, in its entirety, our quarterly financial information translated into the English language or (ii) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS as provided above, accompanied by the independent auditors’ report.

No later than six months following the listing of our common shares on the Novo Mercado, we must disclose the following information together with our ITR:

●	our consolidated balance sheet, consolidated income statement and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;
●	any direct or indirect ownership interest exceeding 5.0% of our capital stock, considering any ultimate individual beneficial owner;

●	the number and characteristics, on a consolidated basis, of our common shares held directly or indirectly by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee;
●	changes in the numbers of our common shares held by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee in the immediately preceding 12 months;
●	in an explanatory note, our statement of cash flows and consolidated statement of cash flows, which should indicate the cash flows changes in cash balance and cash equivalent, separated into operating, financing and investing activities; and
●	the number of free-float shares, and their percentage in relation to the total number of issued shares.

The following information must also be included in our formulário de referência within seven business days of the occurrence of the following events, among others:

●	change in management or of an audit committee member;
●	change in capital stock;
●	issuance of new securities even if for private subscription;
●	change in the rights of the securities issued;
●	change in direct or indirect holdings by controlling shareholders or variations in their share positions equal to or greater than 5% of the same types or class of stocks of the issuer;
●	when any natural or legal person, or a group of persons representing the same interest, has a direct or indirect share that is equal to or higher than 5% of the same type or class of stocks of the issuer, provided that the issuer is aware of such change;
●	any change in the share position held by the persons mentioned in the two preceding items, in an amount greater than 5% of the same types or class of stocks of the issuer, provided that the issuer is aware of such change;
●	merger, merger of shares, or spin-off;
●	change in the projections or estimates or disclosure of new projections or estimates;
●	execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and
●	bankruptcy, judicial recovery, liquidation, or court approval of an extrajudicial recovery.

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

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

See Item 16G. “Corporate Governance — Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

As of the date hereof, our outstanding, fully paid-in share capital is R$9,269.2 million, comprised of 1,361,263,584 registered, book-entry common shares, with no par value. There has been one increase in the total amount of our share capital in January 10, 2019, with the issuance of 255,437,439 common shares, with no par value. In September, 2017, we approved the admission of our shares for trading on the listing segment called Novo Mercado of B3, followed by the conversion of the preferred shares issued by us into common shares at the ratio of one preferred share, class “A” or class “B”, for one common share. In addition, we also approved the restatement of our bylaws to adapt them to Novo Mercado rules and the change of the methodology to calculate mandatory dividends, also reflecting best corporate governance practices. We concluded the migration to Novo Mercado segment of B3 in November 2017 and the conversion of the preferred shares issued by us into common shares became effective.

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

B.Memorandum and Articles of Association

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

Shareholders’ Meetings

According to Brazilian Corporation Law, shareholders must be previously notified through a notice published three times in Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least twenty one days prior to the meeting scheduled date, pursuant to Brazilian Corporation Law. If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.

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

An Extraordinary Shareholders’ Meeting shall be convened whenever the Company interests so require, and/or to resolve on following matters pursuant to the Brazilian Corporation Law: (i) amend our bylaws; (ii) elect or dismiss members of the Board of Directors (Conselho de Administração), at any time; (iii) install our fiscal council and elect its members, if such body was not installed in the annual shareholders’ meeting; (iv) authorize the issuance of debentures; (v) suspend the rights of a shareholder in the event such shareholder does not comply with obligations imposed by law or our bylaws; (vi) accept or reject in-kind contributions offered by a shareholder in consideration for issuance of capital stock; (vii) authorize the issue of founder’s shares (viiii) pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss our liquidators and to examine their accounts; (ix) authorize management to declare us insolvent and to request a judicial recovery (recuperação judicial, a procedure involving protection from creditors available under Brazilian law); (x) resolve on the execution of transactions with related parties or the sale or the contribution, to another company, if the transaction value represents more than 50% of the company´s total assets, according to the previous financial statement approved by the shareholders;

Still according to our bylaws, the Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company; or (ii) the change or the exclusion of Article 30 regarding the tender offer in case of acquisition of relevant interest, shall be called, with at least, sixty (60) days in advance.

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

Pursuant to our bylaws, any person who holds Outstanding Shares in an amount greater than five percent (5%) of the total shares issued by us, and that wishes to carry out a new acquisition of shares issued by us (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to our Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Audit Committee; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company. By “Outstanding Shares” we mean all shares issued by us, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in the Company’s treasury; (iii) held by a company controlled by us; and (iv) directly or indirectly held by our directors, officer or other members of our management.

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

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except (i) in case of sale on a stock exchange or by public subscription, (ii) pursuant to an exchange for shares in a public offer for the acquisition of control, in accordance with the Brazilian Corporate Law, (iii) for subscription of shares in accordance with the special law for tax incentives, (iv) conversion of debentures and other securities into shares, since, in these cases, the preemptive right must be exercised when the security is issued, (v) in the event of the grant and exercise of any stock option to acquire or subscribe for shares of our capital stock; and (vi) in the context of a capital increase derived from merger, merger of shares and/or spin-off implemented according to Brazilian Corporation Law. A minimum period of 30 days following the publication of notice of the issuance of shares or convertible securities is allowed for exercise of the right, and the right is negotiable. However, according to our bylaws, our board of Directors can eliminate this preemptive right or reduce the 30-day period in case we issue debentures that are convertible into shares, warrants (bônus de subscrição) or shares within the limits authorized by the bylaws and the Brazilian Corporate Law: (i) through a stock exchange or through a public offering or (ii) through an exchange of shares in a public offering to acquire control of another publicly-held company.

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

Right of Withdrawal

The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest. Withdrawal rights may be exercised by dissenting or non-voting shareholders, if a vote of at least 50% of voting shares authorizes us:

●	to establish new shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws;
●	to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;
●	to reduce the mandatory distribution of dividends;
●	to merge with another company (including if we are merged into one of our controlling companies) or to consolidate, except as described in the fourth paragraph following this list;
●	to approve our participation in a centralized group of companies, as defined under the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;
●	to change our corporate purpose;
●	to terminate a state of liquidation of the corporation;
●	to dissolve the corporation;
●	to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;
●	to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or
●	to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spinoff company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.

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

C.Material Contracts

Financing Agreements

For a description of the main agreements comprising our short and long-term indebtedness as of December 31, 2021, see Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources and Uses of Funds—Indebtedness.”

D.Exchange Controls

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

Investors under Resolution No. 4.373/2014, from no favorable tax regime countries, who are not a Tax Haven Holder that does not impose income tax or in which the maximum income tax rate is lower than 20%, are entitled to favorable tax treatment. See “Taxation—Material Brazilian Tax Considerations.”

Resolution No. 1,927 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved by the Central Bank of Brazil and the CVM under Annex V, and we received final approval before the ADSs Offering.

An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the common shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the Depositary’s electronic registration for only five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the common shares are held pursuant to Resolution No. 4.373/2014 by a duly registered investor or a holder of common shares, who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. Dollars or other foreign currencies upon the disposition of the common shares, or distributions with respect thereto. In addition, if the foreign investor resides in a no favorable tax regime country or is not an investor registered pursuant to Resolution No. 4.373/2014, the investor will also be subject to less favorable tax treatment.

E.Taxation

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

Taxation of Gains

Gains realized on the disposal of common shares are subject to income tax in Brazil, regardless of whether the sale or the disposal is made by a Non-Brazilian Holder to a resident or person domiciled in Brazil. This is due to the fact that the common shares can be considered assets located in Brazil for purposes of Law No. 10,833/2003.

According to our interpretation of the applicable law, capital gains realized by a Non-Brazilian Holder on the disposal of common shares sold on a Brazilian stock exchange (which includes a transaction carried out on the organized over-the-counter market) are:

●exempt from income tax when realized by a Non-Resident Holder that (i) is a 4,373 Holder, and (ii) is not resident or domiciled in a country or location which is defined as a Favorable Tax Jurisdiction (as described below);
●arguably subject to income tax at a 15% rate in the case of gains realized by (A) a Non-Brazilian Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or by (B) a Non-Brazilian Holder that (1) is a 4,373 Holder and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; and

●subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Brazilian Holder that is not a 4,373 Holder, and is resident or domiciled in a Low or Nil Tax Jurisdiction.

Any other gains realized by a Non-Brazilian Holder on a sale or disposal of the shares that is not carried out on a Brazilian stock exchange are:

●subject to income tax at the rate of 15% when realized by a Non-Brazilian Holder that (i) is a 4,373 Holder and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below), although different interpretations may be raised to sustain the application of the progressive rates set forth by Law No. 13,259/2016;
●subject to income tax at progressive rates ranging from 15% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million) in case of gains realized by a Non-Brazilian Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below); and
●subject to income tax at a 25% rate in case of gains realized by a Non-Brazilian Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below).

If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, withholding income tax of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

In the case of a redemption of securities or a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount effectively received by the Non-Resident Holder and the proportional acquisition cost of the common shares redeemed is treated, for tax purposes, as capital gains derived from the sale or exchange of common shares not carried out on a Brazilian stock exchange, and is subject to the same tax treatment above described.

The exercise of preemptive rights relating to our common shares will not be subject to Brazilian taxation. Any gains realized by a Non-Resident Holder on the sale or disposal or assignment of preemptive rights relating to our common shares will be subject to Brazilian income tax according to the same rules applicable to the sale or disposal of common shares (see above). Tax authorities may attempt to tax such gains even when sale or assignment of such rights takes place outside Brazil, based on the provisions of Law No. 10,833/03.

There is no assurance that the current preferential treatment for Non-Brazilian Holders of common shares under CMN Resolution No. 4,373/2014 will continue in the future or that it will not be changed in the future. Reductions in the rate of tax provided for by Brazil’s tax treaties do not apply to the tax on gains realized on sales or exchange of common shares.

Sale of ADSs by non-Brazilian holder to another non-Brazilian holder

Gains realized outside Brazil by a Non-Brazilian Holder on the disposal of ADSs should not be subject to Brazilian tax. As mentioned above, according to Law No. 10,833/2003 of December 2003, the disposal of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holder or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law no. 10,833, considering the general and unclear scope of it and the lack of definitive judicial court ruling to act as the leading case in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

In case the ADSs are considered assets located in Brazil, gains on disposal of ADSs by a Non-Brazilian Holder to a resident in Brazil or even to a Non-Brazilian resident may be subject to income tax in Brazil according to the rules described below for ADSs or the tax rules applicable to common shares, as applicable.

Exchange of ADSs for common shares

Although there is no clear regulatory guidance, the withdrawal of ADSs in exchange for common shares is not subject to Brazilian income tax to the extent that, as described above, ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833/2003.

Upon receipt of the underlying common shares in exchange for ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar amount of such preferred shares or common shares as a foreign portfolio investment under Resolution No. 4,373/2014 or as a foreign direct investment under Law No. 4,131/1962.

Exchange of common shares for ADSs

Regarding the deposit of common shares in exchange for ADSs, the difference between the acquisition cost of the common shares and the market price of the common shares may be subject to Brazilian income tax at progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million), except for Non-Brazilian Holders located in a Nil or Low Taxation Jurisdiction, which, in this case, would be subject to income tax at a flat rate of 25.0%. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 4,373 Holder and is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction.

Taxation of Dividends

As a result of the tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us regarding common shares or ADSs, are exempt from withholding income tax. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

Beginning in 2008, the Brazilian accounting rules were significantly modified in order to align them with IFRS. After the issuance of such new rules, a transitory tax regime (regime tributário de transição), or RTT, was created mainly to ensure neutrality of the new accounting rules in connection with the calculation and payment of corporate taxes on income. Thus, according to the RTT, Brazilian companies had, only for purposes of calculation of their taxable profit, to use the accounting rules and criteria that existed until December 2007.

As a result of the application of the RTT, the accounting profit of a Brazilian company might be significantly higher (or lower) than its taxable profit. Although this specific matter has not been expressly regulated by law, the Brazilian tax authorities issued a normative instruction stating that the amount of dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to taxation.

On April 14, 2014, Law No. 12,973 was issued to, among other, terminate the Transitory Regime (RTT) and regulate how corporate taxable income should be assessed taking as a starting point the accounting profit calculated according to the new accounting rules introduced as from 2008. Such Law states that dividends related to all accounting profits generated between January 2008 and 31 December 2013 in excess of the established methods and criteria in force in December 31, 2007, are not subject to withholding tax, and does not integrate the calculation of income tax and social contribution. With reference to 2014, the law is not clear, but tax authorities state that dividends paid in excess of the profit of a company determined as per the accounting rules and criteria that existed until December 2007 should be subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% (“Nil or Low Taxation Jurisdiction”). As of 2015, in view of the termination of the RTT, there would be no differences between the accounting and the taxable profit, so that dividends generated since 2015 should be fully paid with no Brazilian withholding tax implications.

Interest Attributed to Shareholders’ Equity

According to Brazilian laws and our bylaws, we may opt to distribute income as interest attributed to shareholders’ equity as an alternative to the payment of dividends.

Distribution of an interest on equity charge attributed to shareholders’ equity regarding common shares or ADSs as an alternative form of payment to shareholders, including non-Brazilian holders of common shares or ADSs, is subject to Brazilian withholding income tax at the rate of 15% or 25%, in case of a Nil or Low Taxation Jurisdiction holder.

Such payments, subject to certain limitations and requirements, are deductible for Brazilian income tax purposes. This interest is limited to the daily pro rata variation of the federal government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

(a)  50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period with respect to which the payment is made; or

(b)  50% of the sum of retained earnings and earnings reserves as of the date of the beginning of the period with respect to which the payment is made.

Tax on foreign exchange transactions (“IOF/Exchange”)

Pursuant to Decree No. 6,306/2007, dated December 14, 2007, as amended, or Decree No. 6,306/2007, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0%. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.

On March 15, 2022, the Decree 10,997/2022 was published, establishing an immediate reduction of the IOF/Exchange for some transactions, such as the reduction of the rate applicable to short-term foreign loan operations to zero. In other cases, however, the rate reduction is gradual over the next years and it is expected that the IOF-Exchange rate will be decreased to zero for all transactions as of 2029.

The Brazilian government may increase the rate of the IOF/Exchange to a maximum of 25.0% of the amount of the foreign exchange transaction at any time, but such an increase would not apply retroactively.

Tax on transactions involving bonds and securities (“IOF/Bonds Tax”)

The IOF may also be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero. The executive branch, also by a Presidential Decree, may increase the IOF rate by up to 1.5% per day, but only with respect to future transactions.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of our shares or ADSs. In particular, this summary is directed only to U.S. holders (as defined below) that hold our shares or ADSs as capital assets and does not address tax consequences to U.S. holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, regulated investment entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our shares, by vote or value, persons holding our shares or ADSs as part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, or U.S. expatriates. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders, or alternative minimum tax consequences of acquiring, holding or disposing of our shares or ADSs.

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares or ADSs that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of our shares, or the date the depositary receives the dividends, in the case of our ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

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

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to our shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on our shares or ADSs will be treated as qualified dividends if:

●	the shares and ADSs on which the dividend is paid are readily tradable on an established securities market in the United States; and
●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

Our ADSs are listed on the NYSE and our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described in more detail under “—Passive Foreign Investment Company Status,” below, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 and 2020 taxable years and will not be a PFIC in our current taxable year. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

U.S. holders that receive distributions of additional shares or rights to subscribe for our shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. holder has the right to receive cash or property, in which case the U.S. holder will be treated as if it received cash equal to the fair market value of the distribution.

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

Gain, if any, realized by a U.S. holder on the sale or other disposition of our shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. For years beginning after December 28, 2021, any Brazilian tax imposed on the sale or disposition of shares or ADS is unlikely to be treated as a creditable foreign income tax.

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

Passive Foreign Investment Company Status

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, either:

●	75 percent or more of our gross income for the taxable year is passive income; or
●	the value of our assets (generally determined on the basis of a quarterly average) that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

We believe, and the following discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2021 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year. However, the determination of whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we were a PFIC for any taxable year in which you hold our shares or ADSs, you generally would be subject to additional taxes on certain distributions and any gain realized from the sale or other taxable disposition of our shares or ADSs regardless of whether we continued to be a PFIC in any subsequent year, unless you elect to mark your shares or ADSs to market for tax purposes on an annual basis. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

The net exposure of assets and liabilities in foreign currency, which is substantially in U.S dollars, is set forth below:

	December 31,
	2021	2020	2019

	(in millions of R$)
Assets
Cash and cash equivalents	13,412.0	6,370.2	2,527.8
Marketable securities	2,394.7	—	—
Trade accounts receivable	5,043.5	1,938.6	2,027.0
Derivative financial instruments	1,028.5	621.4	9,440.1
	21,878.5	8,930.2	13,994.9
Liabilities
Trade accounts payables	(605.6)	(492.6)	(1,085.2)
Loans and financing	(65,972.3)	(58,145.1)	(45,460.1)
Liabilities for asset acquisitions and subsidiaries	(273.2)	(313.0)	(288.2)
Derivative financial instruments	(7,362.6)	(6,994.4)	(11,315.9)
	(74,213.7)	(65,945.1)	(58,149.4)
	(52,335.1)	(57,014.9)	(44,154.5)

Sensitivity Analysis – Foreign Exchange Exposure

For purposes of risk analysis, we use scenarios to evaluate the sensitivity that the variations in long and short positions, indexed in foreign currency, may suffer. We take as a base case the values recognized in accounting on December 31, 2021 and December 31, 2020 and, from there onwards, appreciations and depreciations are simulated, between 25% and 50%, of the real compared to other foreign currencies. The following table shows the probable values and the variations based on them.

	December 31, 2021
	As of	Effect on income and equity
			Remote
		Possible Increase	Increase
	Probable	(∆25%)	(∆50%)

	(in millions of R$)
Cash and cash equivalents	13,412.0	3,353.0	6,706.0
Marketable securities	2,394.7	598.7	1,197.3
Trade accounts receivable	5,043.5	1,260.9	2,521.7
Trade accounts payables	(605.6)	(151.4)	(302.8)
Loans and financing	(65,972.3)	(16.493.1)	(32,986.2)
Liabilities for assets acquisitions and subsidiaries	(273.2)	(68.3)	(136.6)
Derivatives Non-deliverable forward (“NDF”)	(6.7)	(41.8)	(83.6)
Derivatives Options	(187.8)	(4,343.1)	(10,141.9)
Derivatives Swap	(6,357.7)	(4,361.3)	(8,722.6)

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

On December 31, 2021 the Company did not held a position to hedge its logistics costs.

Sensitivity Analysis – Exposure to Commodity Prices

We did not have open assets indexed to commodities in 2021.

Derivatives by Contract Type

As of December 31, 2021, 2020 and 2019, the open positions of derivatives negotiated in the over-the-counter market, grouped by class of asset and reference index, are represented below.

	Notional value in US$ millions			Fair value in millions of R$
	2021	2020	2019	2021	2020	2019
Instruments contracted with protection strategy Operational hedge
Zero-cost collar (R$ vs. US$)	4,494.1	3,212.3	3,425.0	(187.8)	(780.5)	67.1
NDF (R$ x US$)	30.0	80.0	—	(7.0)	7.9	—
Fixed Swap (US$) vs. CDI	—	—	—	—	—	—
Fixed Swap CDI vs. (US$)	—	—	—	—	—	—
Subtotal	4,524.1	3,292.3	3,425.0	(194.8)	(772.6)	67.1

Commodity hedge
Swap VLSFO/Brent (oil)	—	37.8	0.4	—	15.8	(0.1)
Swap US-CPI standing wood (U.S.$)	590.4	646.1	679.5	28.2	354.9	268.5
Subtotal	590.4	683.9	679.9	28.2	370.7	268.4

Debt hedge Interest rate hedge
Swap LIBOR vs. Fixed (US$)	3,600.0	3,683.3	2,750.0	(395.7)	(1,059.2)	(444.9)
Swap IPCA vs. CDI (R$)	843.8	843.8	843.8	249.7	285.5	233.3
Swap IPCA vs. Fixed (US$)	121.0	121.0	121.0	(148.6)	(114.8)	30.5
Swap CDI vs. Fixed (US$)	2,267.1	2,267.1	3,115.6	(5,230.6)	(4,977.3)	(1,940.4)
Swap Fixed (R$) vs. Fixed (US$)	350.0	350.0	350.0	(760.5)	(508.3)	(33.0)
Subtotal	7,181.9	7,265.2	7,180.4	(6,285.7)	(6,374.1)	(2,154.5)
Total in derivatives	12,296.4	11,241.4	11,285.3	(6.452.3)	(6,776.0)	(1,818.9)
Current assets				470.3	484.0	260.3
Non-current assets				971.9	857.4	838.7
Current liabilities				(1,563.5)	(1,991.1)	(893.4)
Non-current liabilities				(6,331.1)	(6,126.3)	(2,024.5)
				(6,452.4)	(6,776.0)	(1,818.9)

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

The effectiveness of our internal control over financial reporting as of December 31, 2021, is based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Audit of the Effectiveness of Internal Control over Financial Reporting: Our independent registered public accounting firm, PriceWaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2021, which is included herein.

Changes in Internal Control over Financial Reporting: There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Carlos Biedermann, a member of our audit committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of conduct (“Code of Conduct”) that applies to all of our board members, suppliers and employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer. No waiver, either express or implied, of provisions of our Code of Conduct was granted to our chief executive officer, chief financial officer or chief accounting officer in 2021. A copy of our Code of Conduct has been filed as Exhibit 11.1 to this annual report.

Our Code of Conduct addresses, among others, the following topics:

●	honest and ethical conduct, treating conflicts and misconduct with absolute secrecy;
●	full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to public communications made by us;
●	compliance with laws, internal procedures and rules and also rules established by Brazilian and international capital market regulatory agencies; and
●	the prompt internal reporting of breaches related to our Code to the Ombudsman.

In order to keep the highest governance standards, every two years we review our Code of Conduct to assure that the document is up-to-date and follows best practices and regulations. In 2021, we approved the last revision of our Code of Conduct. All of our employees confirmed their commitment with our Code of Conduct and to undertake to comply with its principles and guidelines while performing their professional activities by performing mandatory training

Additionally, we have conducted awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments – our Code of Conduct and the Ombudsman. Video-learning format regarding the anti-corruption policy and our Code of Conduct have been given to all employees in 2021, in order to reinforce the main guidelines and practices established by our Code of Conduct. This training program was mandatory for all of our employees and at the end of the training each employee signs the training electronically.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers during the fiscal years ended December 31, 2021 and 2020.

	2021	2020
Year Ended December 31	(In thousands of reais)	(In thousands of reais)
Audit Fees	14,715.6	23,083.4
Tax Fees	88.0	—
Audit Related Fees	—	—
All Other Fees	—	—
Total	14,803.6	23,083.4

Audit Fees

Audit fees in 2021 and 2020 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351) in connection with the audit of our annual financial statements, the reviews of our quarterly financial statements, and the audit of the statutory financial statements of our subsidiaries. Audit fees also include fees for services that can only be reasonably provided by our independent auditors, such as the issuance of comfort and consent letters and the review of periodic documents filed with the SEC.

Tax Fees

Tax fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. in connection with the consulting services for recovery of tax credits abroad and others.

Pre-Approval Policies and Procedures

Neither our board of directors nor our audit committee has established pre-approval policies and procedures for the engagement of our registered public accounting firm for services. Our board of directors expressly approves on a case-by-case basis any engagement of our registered public accounting firm for audit and non-audit services provided to us or our subsidiaries. Any services provided by PriceWaterhouseCoopers Auditores Independentes Ltda. that are not specifically included within the scope of the audit must be pre-approved by our board of directors in advance of any engagement. It is within the scope of our audit committee to provide recommendations to our board of directors regarding any such engagement.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the fiscal year ended December 31, 2021, neither any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) under the Exchange Act, nor we have purchased any of our equity securities.

ITEM 16.F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

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

Majority of Independent Directors

The NYSE rules require that a majority of a company’s board of directors must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under Brazilian law, according to the provisions of the Novo Mercado, at least 20% or two of the members of our board of directors (whichever is the greater) must be independent directors, as defined under Brazilian law. Currently, our board of directors consists of nine members, five of which are independent members.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16. I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-100, included herein.

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

8.1	List of Subsidiaries.
11.1	Code of Ethics.
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent Letter of PricewaterhouseCoopers Auditores Independentes Ltda.
17.1	List of Subsidiary Issuers and Guarantor of U.S. Registered Securities
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, on April 29, 2022.

Suzano S.A.

By:	/s/ Walter Schalka
Name:	Walter Schalka
Title:	Chief Executive Officer

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial and
Investor Relations Officer

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders

Suzano S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suzano S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill impairment test -
Pulp Cash-Generating Unit

As described in Notes 3.2.20 and 16.1 to the consolidated financial statements, the goodwill associated with the Pulp Cash-Generating unit ("CGU") was BRL 7,897,051 thousand as of December 31, 2021, arising from Fibria acquisition in January, 2019. Potential impairment is identified by comparing the value in use of the CGU to its carrying amount, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management's cash flow projections for Pulp CGU included significant judgments and assumptions relating to net average pulp prices and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment test of Pulp CGU is a critical audit matter are there was the significant judgment by management when developing the value in use measurement for the CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's cash flow projections and the significant assumptions net average pulp prices and discount rate. In addition, professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained regarding the estimated discounted cash flow model and discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment test, including controls over the valuation of the Company's Pulp CGU. These procedures also included, among others, testing management's process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to the net average pulp prices and the discount rate. Evaluating management's assumptions relating to net average pulp prices involved evaluating whether the assumptions used by management were reasonable considering; (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit, (iv) assess and evaluate the objectivity, competence and capacity of the experts engaged by management in developing the value in use measurement of the CGU. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate.

Recoverability of deferred tax assets

As described in Notes 3.2.21 and 12 to the consolidated financial statements, the Company's consolidated deferred tax assets balance recorded in non-current assets was BRL 8,729,929 thousand as of December 31, 2021, arising from tax loss carryforwards, negative tax base and temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset tax loss carryforwards, negative tax base and temporary differences, based on projections of future taxable results. Management's cash flow projections included significant judgments and assumptions relating to net average pulp and paper prices and the transfer price with the subsidiary based in Austria.

The principal considerations for our determination that performing procedures relating to the deferred tax assets is a critical audit matter are there was the significant judgment by management when estimating the recoverable amount of deferred tax assets and the timing when tax loss carryforwards, negative tax base and temporary differences will occur. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's cash flow projections and significant assumptions, related to the net average pulp and paper prices and the transfer price with the subsidiary based in Austria. In addition, professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained regarding the estimated cash flow model that supports the projections of future taxable results.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's projections, including controls over the valuation of the recoverable amount of deferred tax assets. These procedures also included, among others, testing management's process for estimating the recoverable amount; evaluating the appropriateness of the cash flow model that supports the projections of future taxable results; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to the net average pulp and paper prices and the transfer price with the subsidiary based in Austria. Evaluating management's assumptions relating to net average pulp and paper prices involved evaluating whether the assumptions used by management were reasonable considering; (i) the current and past performance of the Company, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

Provision for judicial liabilities relating to tax

As described in Notes 3.2.24 and 20.1 to the consolidated financial statements, the Company's consolidated provision for judicial liabilities relating to tax was BRL 2,837,864 thousand (net of judicial deposits) as of December 31, 2021. The Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss will be incurred in any of the pending litigation; or (ii) management is unable to estimate the loss for any of the pending matters.

The principal considerations for our determination that performing procedures relating to provision for judicial liabilities relating to tax is a critical audit matter are there was significant judgement by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management's assessment of the loss contingencies associated with litigation claims. Professionals with specialized skill and knowledge were used to assist in the evaluation of the likelihood of loss being incurred.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of tax litigation claims, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company's litigation contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the likelihood of loss being incurred.

Valuation of biological assets

As described in Notes 3.2.17 and 13 to the consolidated financial statements, the Company's consolidated biological assets balance was BRL 12,248,732 thousand as of December 31, 2021 and are measured at fair value, less estimated costs to sell. Fair value is estimated by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to gross average sale price of eucalyptus and the average annual growth (IMA) of biological assets.

The principal considerations for our determination that performing procedures relating to the valuation of biological assets is a critical audit matter are (i) there was a high degree of auditor subjectivity in applying our procedures relating to the fair value measurement of the biological assets due to the significant amount of judgment required by management when developing these estimates; (ii) significant audit effort was required in assessing the significant assumptions relating to average annual growth (IMA) and gross average sale price of eucalyptus and (iii) professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained regarding the estimated discount cash flow model and discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness of data and the model used to measure the fair value of the biological assets. Our procedures also included, among others, testing management's process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to the average annual growth (IMA) and the gross average eucalyptus sale price. Evaluating management's assumptions relating to average annual growth (IMA) and gross average eucalyptus sale price involved evaluating whether the assumptions used by management were reasonable considering; (i) the consistency with external market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, Brazil

February 9, 2022

We have served as the Company’s auditor since 2017.

Management’s Report on Internal Control over Financial Reporting

1	The management of Suzano S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
2	The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Statutory Audit Committee, the Company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with IFRS as issued by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
3	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
4	The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2021, the Company’s internal control over financial reporting is effective.

São Paulo, February 09, 2022

/s/ Walter Schalka	/s/ Marcelo Feriozzi Bacci
Walter Schalka	Marcelo Feriozzi Bacci
Chief Executive Officer	Chief Financial Officer
and Investor Relations Officer

20
Suzano S.A. Consolidated financial statements Year ended December 31, 2021 and 2020 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

		December 31,	December 31,
ASSETS	Note	2021	2020
CURRENT
Cash and cash equivalents	5	13,590,776	6,835,057
Marketable securities	6	7,508,275	2,212,079
Trade accounts receivable	7	6,531,465	2,915,206
Inventories	8	4,637,485	4,009,335
Recoverable taxes	9	360,725	406,850
Derivative financial instruments	4.5	470,261	484,043
Advances to suppliers	10	59,564	43,162
Dividends receivable	11	6,604	7,633
Other assets		937,786	731,291
		34,102,941	17,644,656
Assets held for sale	1.2.2		313,338
Total current assets		34,102,941	17,957,994

NON-CURRENT
Marketable securities	6	250,054	184,778
Recoverable taxes	9	1,269,164	834,575
Deferred taxes	12	8,729,929	8,677,002
Derivative financial instruments	4.5	971,879	857,377
Advances to suppliers	10	1,282,763	1,015,115
Judicial deposits		300,715	257,789
Other assets		296,844	235,341

Biological assets	13	12,248,732	11,161,210
Investments	14	524,066	359,071
Property, plant and equipment	15	38,169,703	39,156,890
Right of use	19.1	4,794,023	4,344,078
Intangible	16	16,034,339	16,759,528
Total non-current		84,872,211	83,842,754
TOTAL ASSETS		118,975,152	101,800,748

The accompanying notes are an integral part of this consolidated financial statements.

20
Suzano S.A. Consolidated financial statements Year ended December 31, 2021 and 2020 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

		December 31,	December 31,
LIABILITIES	Note	2021	2020
CURRENT
Trade accounts payable	17	3,288,897	2,361,098
Loans, financing and debentures	18.1	3,655,537	2,043,386
Lease liabilities	19.2	623,282	620,177
Derivative financial instruments	4.5	1,563,459	1,991,118
Taxes payable		339,553	170,482
Payroll and charges		590,529	492,728
Liabilities for assets acquisitions and associates	23	99,040	101,515
Dividends payable	11	919,073	6,232
Advances from customers		103,656	25,171
Other liabilities		368,198	360,916
Total current liabilities		11,551,224	8,172,823

NON-CURRENT
Loans, financing and debentures	18.1	75,973,092	70,856,496
Lease liabilities	19.2	5,269,912	4,571,583
Derivative financial instruments	4.5	6,331,069	6,126,282
Liabilities for assets acquisitions and associates	23	306,912	400,713
Provision for judicial liabilities	20.1	3,232,612	3,255,955
Employee benefit plans	21.2	675,158	785,045
Deferred taxes	12		570
Share-based compensation plans	22.3	166,998	195,135
Advances from customers		149,540
Other liabilities		143,505	98,768
Total non-current liabilities		92,248,798	86,290,547
TOTAL LIABILITIES		103,800,022	94,463,370

EQUITY	25
Share capital		9,235,546	9,235,546
Capital reserves		15,455	10,612
Treasury shares		(218,265)	(218,265)
Retained earnings		3,927,824
Other reserves		2,114,907	2,129,944
Accumulated deficit			(3,926,015)
Controlling shareholders´		15,075,467	7,231,822
Non-controlling interest		99,663	105,556
Total equity		15,175,130	7,337,378
TOTAL LIABILITIES AND EQUITY		118,975,152	101,800,748

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2021, 2020 and 2019 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		December 31,	December 31,	December 31,
	Note	2021	2020	2019
NET SALES	28	40,965,431	30,460,277	26,012,950
Cost of sales	30	(20,615,588)	(18,966,331)	(20,743,482)
GROSS PROFIT		20,349,843	11,493,946	5,269,468

OPERATING INCOME (EXPENSES)
Selling	30	(2,291,722)	(2,174,652)	(1,905,279)
General and administrative	30	(1,577,909)	(1,443,192)	(1,173,358)
Income from associates and joint ventures	14	51,912	36,142	31,993
Other, net	30	1,648,067	531,150	405,754
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		18,180,191	8,443,394	2,628,578

NET FINANCIAL INCOME (EXPENSES)	27
Financial expenses		(4,221,301)	(4,459,425)	(4,178,848)
Financial income		272,556	327,475	493,246
Derivative financial instruments		(1,597,662)	(9,422,682)	(1,075,252)
Monetary and exchange variations, net		(3,800,827)	(12,530,891)	(1,964,927)
NET INCOME (LOSS) BEFORE TAXES		8,832,957	(17,642,129)	(4,097,203)

Income and social contribution taxes
Current	12	(292,115)	(181,926)	(246,110)
Deferred	12	94,690	7,109,120	1,528,571
NET INCOME (LOSS) FOR THE YEAR		8,635,532	(10,714,935)	(2,814,742)

Attributable to
Controlling shareholders’		8,626,386	(10,724,828)	(2,817,518)
Non-controlling interest		9,146	9,893	2,776

Earnings (loss) per share
Basic	26.1	6.39360	(7.94890)	(2.08825)
Diluted	26.2	6.39205	(7.94890)	(2.08825)

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2021, 2020 and 2019 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31,	December 31,	December 31,
	2021	2020	2019
Net income (loss) for the year	8,635,532	(10,714,935)	(2,814,742)
Other comprehensive income (loss)
Exchange rate variation and fair value investments in equity measured at fair value through other comprehensive income	2,020	6,290	3,576
Tax effect of the above items	(687)	(2,139)	(1,216)

Actuarial gain on post-employment plans of the subsidiaries	2,289	3,522	2,749
Tax effect of the above item	(778)	(1,015)	(935)

Actuarial gain (loss) on post-employment plans of the subsidiaries	117,353	(37,188)	(147,640)
Tax effect of the above item	(39,900)	12,644	50,198
Items with no subsequent effect on income	80,297	(17,886)	(93,268)

Exchange rate variation on conversion of financial statements of the subsidiaries abroad (1)	45,181	(2,857)	45,819
Items with subsequent effect on income	45,181	(2,857)	45,819
	8,761,010	(10,735,678)	(2,862,191)

Attributable to
Controlling shareholders'	8,751,864	(10,745,571)	(2,864,967)
Non-controlling interest	9,146	9,893	2,776
(1)	Includes the realization of the effect arising from the remeasurement of Spinnova’s investment (Note 1.2.5).

The accompanying notes are an integral part of this consolidated financial statements.

20 )
Suzano S.A. Consolidated financial statements Year ended December 31, 202, 2020 and 2019 In thousands of R$, unless otherwise stated))

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributed to of controlling shareholders
	Share Capital		Capital reserves					Retained earnings reserves
		Share		Stock	Share					Reserve for	Special			Retained		Non-
	Share	issuance	Tax	options	issuance		Treasurys	Tax	Legal	capital	statutory	Dividends	Other	earnings		controlling
	Capital	costs	incentives	granted	costs	Other	shares	incentives	Reserve	increase	reserve	proposed	reserves	(losses)	Total	interest	Total equity
Balances at December 31, 2018	6,241,753		684,563	5,100	(15,442)		(218,265)		422,814	1,730,629	242,612	596,534	2,321,708		12,012,006	13,928	12,025,934
Total comprehensive income
Net (loss) for the year														(2,817,518)	(2,817,518)	2,776	(2,814,742)
Other comprehensive income for the year													(47,449)		(47,449)		(47,449)
Transactions with shareholders
Loss absorption								(684,563)	(105,670)	(1,730,629)	(242,612)			2,763,474
Share capital increase	3,027,528														3,027,528		3,027,528
Share issuance costs		(33,735)			15,442										(18,293)		(18,293)
Stock options granted				879											879		879
Non-controlling interest arising from business combination																98,635	98,635
Unclaimed dividends forfeited														1,126	1,126		1,126
Dividends paid												(596,534)			(596,534)		(596,534)
Internal changes in equity			(684,563)					684,563
Transfers of tax incentives
Realization of deemed cost, net of taxes													(52,918)	52,918
Issue of common shares related to business combination						6,410,885									6,410,885		6,410,885
Balances at December 31, 2019	9,269,281	(33,735)		5,979		6,410,885	(218,265)		317,144				2,221,341		17,972,630	115,339	18,087,969
Total comprehensive income
Net (loss) for the year														(10,724,828)	(10,724,828)	9,893	(10,714,935)
Other comprehensive income for the year													(20,743)		(20,743)		(20,743)
Transactions with shareholders
Loss absorption (note 25.6)						(6,410,885)			(317,144)					6,728,029
Stock options granted				4,633											4,633		4,633
Realization of fair value attributable to non-controlling interest																(19,676)	(19,676)
Unclaimed dividends forfeited														130	130		130
Internal changes in equity
Partial Realization of deemed cost, net of taxes													(70,654)	70,654
Balances at December 31, 2020	9,269,281	(33,735)		10,612			(218,265)						2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Net income for the year														8,626,386	8,626,386	9,146	8,635,532
Other comprehensive income for the year													125,478		125,478		125,478
Transactions with shareholders
Stock options granted				4,843											4,843		4,843
Unclaimed dividends forfeited											49				49		49
Fair value attributable to non-controlling interest																(15,039)	(15,039)
Internal changes in equity
Constitution of reserves								812,909	235,019	2,513,663	279,295			(3,840,886)
Proposed minimum mandatory dividends														(913,111)	(913,111)		(913,111)
Additional proposed dividend												86,889		(86,889)
Realization of deemed cost, net of taxes													(140,515)	140,515
Balances at December 31, 2021	9,269,281	(33,735)		15,455			(218,265)	812,909	235,019	2,513,663	279,344	86,889	2,114,907		15,075,467	99,663	15,175,130

The accompanying notes are an integral part of this consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2021, 2020 and 2019 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,	December 31,	December 31,
	2021	2020	2019
OPERATING ACTIVITIES
Net income (loss) for the year	8,635,532	(10,714,935)	(2,814,742)
Adjustment to
Depreciation, depletion and amortization (Notes 27 and 30)	6,879,132	6,565,441	7,898,775
Depreciation of right of use (Note 19.1)	203,670	186,768	154,217
Sublease of ships	(44,706)	(35,841)
Interest expense on lease liabilities	427,934	397,746	226,103
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 30)	(412,612)	(8,372)	77,930
Income from associates and joint ventures	(51,912)	(36,142)	(31,993)
Exchange rate and monetary variations, net (Note 27)	3,800,827	12,530,891	1,964,927
Interest expenses with financing, loans and debentures, net (Note 27)	3,207,278	3,286,254	3,363,019
Premium expenses with early settlements (Note 27)	260,289	391,390
Capitalized loan costs (Note 27)	(18,624)	(10,636)	(4,213)
Accrual of interest on marketable securities	(178,320)	(94,868)	(392,018)
Amortization of transaction costs (Note 27)	107,239	101,741	185,807
Derivative losses, net (Note 27)	1,597,662	9,422,682	1,075,252
Fair value adjustment of biological assets (Note 13)	(763,091)	(466,484)	(185,399)
Deferred income tax and social contribution (Note 12.3)	(94,690)	(7,109,120)	(1,528,571)
Interest on actuarial liabilities (Note 21.2)	55,849	53,092	44,496
Provision for judicial liabilities, net (Note 20.1)	65,318	1,288	26,807
Provision (reversal) for allowance for doubtful accounts, net (Note 7.3)	(637)	6,022	(12,286)
Provision for inventory losses, net (Note 8.1)	73,574	65,675	107,269
Provision (reversal) for loss of ICMS credits, net (Note 9.1)	(99,183)	(82,293)	129,283
Tax credits (note 20.3 and 30)	(441,880)		(128,115)
Other	26,449	35,451	(56,517)
Decrease (increase) in assets
Trade accounts receivables	(3,393,787)	884,451	991,476
Inventories	(654,757)	651,203	873,420
Recoverable taxes	186,013	659,930	241,934
Other assets	(54,136)	54,651	(26,478)
Increase (decrease) in liabilities
Trade accounts payables	1,363,478	140,480	(1,555,697)
Taxes payable	271,700	47,212	240,871
Payroll and charges	97,792	92,278	(234,948)
Other liabilities	(191,976)	(266,546)	(62,294)
Cash provided by operations	20,859,425	16,749,409	10,568,315
Payment of interest with financing, loans and debentures (Note 18.2)	(2,953,573)	(3,244,949)	(2,977,957)
Payment of premium with early settlements (Note 18.2)	(260,289)	(378,381)
Interest received from marketable securities	98,110	186,853	377,804
Payment of income taxes	(106,180)	(188,296)	(391,725)
Cash provided by operating activities	17,637,493	13,124,636	7,576,437

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(2,150,584)	(1,503,255)	(2,001,674)
Additions to intangible (Note 16)	(285,278)	(2,307)	(17,715)
Additions to biological assets (Note 13)	(3,807,608)	(3,392,298)	(2,849,038)
Proceeds from sale of property, plant and equipment	1,411,251	183,504	198,644
Capital increase in subsidiaries and affiliates (Note 14.3)	(51,816)		(45,856)
Marketable securities, net	(5,216,921)	3,841,493	19,378,893
Advances for acquisition (receipt) of wood from operations with development and partnerships	(257,672)	135,693	(355,447)
Dividends received	6,453	753
Acquisition of non-controlling interests	(6,516)		(26,002,540)
Other investments			(286)
Cash used in investing activities	(10,358,691)	(736,417)	(11,695,019)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	16,991,962	14,761,796	18,993,837
Payment of derivative transactions (note 4.5.4)	(1,921,253)	(4,465,640)	(135,449)
Payment of loans, financing and debentures (note 18.2)	(15,469,423)	(19,092,810)	(13,994,708)
Payment of leases (note 19.2)	(1,012,137)	(824,245)	(645,071)
Payment of dividends	(9,683)		(606,632)
Sale of treasury shares to meet stock-based compensation plan			(879)
Liabilities for assets acquisitions and associates	(153,357)	(164,240)	(479,480)
Other financing			10,191
Cash provided (used) by financing activities	(1,573,891)	(9,785,139)	3,141,809

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	1,050,808	982,850	(161,553)

Increase (decrease) in cash and cash equivalents, net	6,755,719	3,585,930	(1,138,326)
At the beginning for the year	6,835,057	3,249,127	4,387,453
At the end for the year	13,590,776	6,835,057	3,249,127
Increase (decrease) in cash and cash equivalents, net	6,755,719	3,585,930	(1,138,326)

The accompanying notes are an integral part of this consolidated financial statements.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

1.	COMPANY´S OPERATIONS

Suzano S.A., together with its associates (“Suzano” or collectively “Company”), is a public company with its headquarters office in Brazil, at Avenida Professor Magalhães Neto, no. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and the main business office in the city of São Paulo.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3 and American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company holds 12 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis and Mucuri (Bahia, State), Maracanaú (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano, being 2 units (São Paulo, State) and Três Lagoas (Mato Grosso do Sul, State). Additionally, it has 5 technology centers, 21 distribution centers and 3 ports, all located in Brazil.

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its wholly-owned associates in Austria, the United States of America, Switzerland and Argentina and sales offices in China.

The Company's operations also include the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or enterprise, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 45.72% of the common shares of its share capital.

The financial statements were approved and their issuance authorized by the Board of Directors on February 9, 2022.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
			Type of	Accounting	December 31,	December 31,
Entity	Main activity	Country	investment	method	2021	2020
Celluforce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.28%	8.28%
Ensyn Corporation (1)	Biofuel research and development	United States of America	Direct	Equity	26.24%	25.30%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct	Equity	50.00%	50.00%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100.00%	100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A.	Forest assets	Brazil	Direct	Consolidated	100.00%	100.00%
SFBC Participações Ltda.	Packaging production	Brazil	Direct	Consolidated	100.00%	100.00%
Spinnova Plc (2)/(3)	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	19.14%	23.44%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of paper and computer materials	Argentina	Direct	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano Finland Oy(4)	Industrialization, commercialization of cellulose, microfibrillated cellulose and paper.	Finland	Direct	Consolidated	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd.	Business office	China	Direct	Consolidated	100.00%	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100.00%	100.00%
FuturaGene Ltd. (5)	Biotechnology research and development	England	Direct	Consolidated	100.00%	100.00%
FuturaGene AgriDev Xinjiang Company Ltd. (6)	Biotechnology research and development	China	Indirect	Consolidated		100.00%
FuturaGene Biotechnology Shangai Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100.00%	100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100.00%	100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
Veracel Celulose S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Proportional Consolidated	50.00%	50.00%
Woodspin Oy (7)	Development, production, distribution and commercialization of wood-based textile fibers, yarns and filaments, produced from cellulose and microfibrillated cellulose.	Finland	Direct/Indirect	Equity	50.00%
1)	Increase in equity interest due to the contribution made by the Company.
2)	On June 24, 2021, dilution of Company’s in the records of the aforementioned lawsuit, the Company decided not to add the profit interest due to IPO and issuance of new shares by the associate (note 1.2.5).
3)	On July 1, 2021, dilution of Company’s interest due issuance of supplementary share option by the associate (note 1.2.5).
4)	On April 9, 2021, acquisition of legal entity CS Holding 99 Oy and subsequent change of corporate name to Suzano Finland Oy.
5)	On December 23,2021, full transfer of the equity interest from Suzano Trading Ltd. to Suzano S.A.
6)	On March 18, 2021, company dissolution.
7)	On March 23, 2021, established of joint venture controlled with Spinnova Plc, a company located in Finland.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

1.2.	Major events in year ended
1.2.1.	Effects arising from COVID 19

With the advent of the pandemic of COVID-19, popularly known as coronavirus, Suzano has adopted and has maintained preventive and mitigating measures, in compliance with rules and policies established by national and international health authorities, in order to minimize, the harmful effects of the pandemic, referring to the safety of people, society and their businesses.

Thus, Company's initiatives are based on three pillars:

(i)

Protection for people: in order to provide security to its employees and third parties workers on site, Suzano adopted a series of measures to minimize exposure of its team and / or mitigate exposure risks.

(ii)

Protection of society: one of Suzano's three cultural drivers is: “It is only good for us, if it is good for the world”. Since the beginning of the pandemic, Suzano has adopted a series of measures to protect society, including:

●	Donation of toilet paper, napkins and disposable diapers produced by the Company for needy regions.
●	Acquisition of 159 respirators and 1,000,000 hospital masks for donation to the Federal and State Governments.
●	Participation in joint action with Positivo Tecnologia, Klabin, Flextronics and Embraer, to support the Brazilian company Magnamed, in the production of respirators to deliver to the Federal Government. Suzano's disbursement in this action was R$9,584 in 2020.
●	Construction of a field hospital in Teixeira de Freitas (BA) in conjunction with Veracel, which has already been handed over to the state government and opened in July 2020.
●	Establishment a partnership with Fatec of Capão Bonito for the production of gel alcohol.
●	Loan of forklifts to move donations received by the Red Cross.
●	Maintenance of all direct jobs.
●	Maintenance, for 90 days (until the end of June 2020) of payment of 100% of the cost of the payroll of service providers' workers who had their activities suspended due to the pandemic, aiming at the consequent preservation of jobs.
●	Creation of a support program for small suppliers, a social support program for small farmers to sell their products through the home delivery system in 38 communities supported by Suzano's Rural and Territorial Development Program (“PDRT”) in 5 states and social program with the objective of provide 125,000 masks in communities for donation in 5 states.
●	Launch a program to support its portfolio of small and medium-sized paper customers entitled “Tamo Junto” with the objective of ensuring that these companies have the financial and management capacity to resume activities.
●	Support for the State Government of Maranhão in setting up the Imperatriz Temporary Hospital, donating R$2,798.
●	Provision of 280,000 cubic meters of oxygen to the State of Amazonas.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

●	Construction of a new treatment center for COVID-19 in São Paulo, in partnership with Gerdau, BTG Pactual, Península Participações and through joint efforts with Hospital Israelita Albert Einstein and the Municipal Government of São Paulo.
●	Donation of oxygen concentrators acquired in a joint action involving Suzano, Bradesco, BRF, B3, Embraer, Gerdau, Ultra Group, Itaú Unibanco, Magazine Luiza, Marfrig, Natura&Co and Unipar, which were delivered to the Ministry of Health, who will be responsible to carry out the logistics for the distribution of concentrators.
●	Donation of 85,782 cubic meters of oxygen to Imperatriz in the State of Maranhão and 1,300 cubic meters to Aracruz in the State of Espírito Santo.
●	Joint efforts to accelerate the Brazilian vaccination program through participation in the group "Unidos pela Vacina" with the donation of cold rooms and thermal boxes, to municipalities in Bahia and Espírito Santo.
●	Donation of basic food baskets and personal protective equipaments kits (masks, sanitizer, aprons, caps and gloves).

The disbursements made for carrying out the social actions implemented by Suzano, totaled R$25,285 through December 31, 2021 (R$48,590 as of December 31, 2020) (Note 30).

(iii)	Protection for business: to date, the Company continues with its normal operations and a crisis management committee has been implemented.

The paper and pulp sector were recognized by the World Health Organization (“WHO”), as well as by several countries, as a producer of goods essential to society. Therefore, in order to fulfill the responsibility arising from the essentiality of the business, Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers, increasing the level of wood and raw material inventories in the factories and has been advancing its inventories of finished goods product bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of their products.

The current situation resulting from the COVID-19 also implies a higher credit risk, especially for its customers in the paper business. Thus, the Company has also been monitoring the evolution of this risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

As previously disclosed during the year 2020, the Company temporarily stopped production for 30 days on April 27, 2020 and May 1, 2020 on the paper production lines of the Mucuri and Rio Verde industrial units, respectively, however, the activities of the factories were resumed at normal level at the beginning of July 2020 and have been maintained until now.

Finally, it is worth noting that, as a result of the current scenario, the Company has made and maintained a vast communication effort to its main stakeholders, ensuring transparency and adequate flow of information about dynamics of the social and economic conjuncture.

1.2.2.	Conclusion of commitment to purchase and sale of rural properties and forests with conditions precedent (“Closing”)

On January 5, 2021, through a Notice to the Market, the Company informed the conclusion of the transaction with Bracell SP Celulose Ltda.(“Bracell”) and Turvinho Participações Ltda. (“Turvinho”), receiving the final purchase price of R$1,056,755 in connection with the terms of the purchase and sale of rural properties and forests, with the conditions precedent agreement signed between the parties.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

From the total amount received:

i)	R$375,860 was recognized in other liabilities, since it is related to the sale of eucalyptus forests (mature) and biological assets in formation (immature), which will be recognized in other operating results upon fulfillment of performance obligations related to the delivery of the wood, scheduled for 2027; and
ii)	R$680,895 was recognized in other operating results, in compliance with the obligation to delivery and transfer the possession of the rural properties. The cost of properties in the amount of R$289,867, previously classified non-current assets held for sale, was realized and recognized in other operating results, generating a net income of R$391,028.

In addition, of the amount received for the sale of rural properties, R$50,415 was classified as marketable securities of long-term as escrow account, whose amount will only be released after compliance with the documentary regularization of certain rural properties as defined in the terms of the purchase and sale. Regularization costs were estimated at R$8,000 and were recognized in the other operating results.

For the year ended December 31, 2021, the Company recognized sales revenue in the amount of R$833,640 because of the transfer of control of part of the assets.

1.2.3.	New facility in Cachoeiro de Itapemirim (ES)

In early 2021, the Company inaugurated a new facility located in the city of Cachoeiro de Itapemirim, in the state of Espírito Santo, which convert tissue paper (soft and high-absorption papers) into finished products.

Mimmo and Max Pure brand toilet papers are produced. The facility has an estimated capacity to produce 30 thousand tons per year of toilet paper, which is equivalent to 1,000,000 rolls/day.

1.2.4.	Cerrado Project Approval

On May 12, 2021, the Company communicated through material fact, that its Board of Directors approved, subject to the conditions below, the realization of investment for construction of a new pulp production mill with a nominal capacity of 2,300,000 tons of eucalyptus pulp per year, in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul, known as Cerrado Project (“Cerrado Project” or “Project”).

The Project is financed by the Company’s cash position and cash generation from current businesses, which can be complemented by financing, provided that the conditions are attractive in terms of cost and term.

The Cerrado Project represents an important advance in the Company’s long-term strategy, contributing to the expansion of its structural competitiveness, meeting the growing demand for hardwood pulp and Suzano’s evolution in sustainability – especially regarding climate and waste, providing a major carbon capture increase arising from the new forest base.

In addition, the expectation is that the new plant will have an excess capacity for generating renewable energy of approximately 180 average megawatts, being also considered in the industry as free from fossil fuels, a new milestone for Suzano in eco-efficiency that demonstrates its commitment to society and the planet.

On October 28, 2021, continuing the material fact disclosed by the Company on May 12, 2021, the Company's Board of Directors authorized and definitively approved the realization of investments related to the Cerrado Project,  in view of the implementation of the deliberate conditions upon which were (i) the Company’s commitment to financial discipline, maintaining compliance with the parameters established in the Suzano’s Debt Management Policy; and (ii) the conclusion of the negotiation of the acquisition of the at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 equipment and services necessary to carry out the Project, under satisfactory conditions, to be subsequently evaluated and resolved by the Board of Directors.

The new plant will have an estimated nominal capacity of 2,550,000 tons of eucalyptus pulp production per year, thus, exceeding the nominal annual capacity initially forecast of 2,300,000 tons. The Company estimates that the new plant will start operating in the second semester of 2024.

On November 5, 2021, continuing the material fact disclosed on October 28, 2021, the Company informed that in addition to the industrial capital investment of R$14,700,000, of which approximately 75% are contractual commitments arising from the acquisition of property, plant and equipment, estimates an additional amount of R$4,600,000, which includes forestry, logistics, and chemical plant investments, among others, totaling a total expenditure of R$19,300,000 for the full execution of the Cerrado Project, with disbursement distributed from 2021 and 2024.

1.2.5.	Investment remeasurement – Spinnova

On May 17, 2021, the Company increased its capital in associate Spinnova by EUR5,000 (equivalent to R$32,820 on the transaction date), changing the interest percentage from 23.44% to 27.15% and thus holding 9,808,530 shares, which generated a goodwill of R$22,553.

On June 24, 2021, the associate Spinnova concluded its IPO (“Initial Public Offering – IPO”) on the Nasdaq First North Growth Market (“NFNGM”), with the issuance of 13,140,605 shares and raising EUR100,000 (equivalent to R$587,560 on the transaction date). The Spinnova’s shares are traded under the ticker SPINN and are renamed as Spinnova Plc (“Public Limited Company”) (previously called as Spinnova Oy (Oy is the equivalent of a limited company in Finland)).

The NFNGM is Nasdaq’s nordic growth market, designed for small and growing companies, according to the guidelines of the capital market as implemented in the national legislation of Denmark, Finland and Sweden and operate by an exchange within the Nasdaq Group. Companies listed on NFNGM are subject do less extensive rules than companies listed on a regulated market, such as the Helsinki Stock Exchange.

As a result of the issuance of shares, the percentage of ownership held by Suzano in relation to the investment in Spinnova decreased from 27.15% to 19.91%.

The effects of Spinnova’s capitalization arising from the IPO, generated the dilution of interest, and consequent gain on the remeasurement of the investment in the amount of EUR19,495 (equivalent to R$115,562 on the transaction date) excluding goodwill, arising from the difference between the investment before the IPO in the amount of EUR1,541 (equivalent to R$9,134 on the transaction date) and investment after IPO in the amount of EUR21,037 (equivalent to R$124,696 on June 30, 2021), according to the new interest percentage. The gain was recorded as a debit under investments against income from associates and joint ventures, considering that investment was already recognized by the equity method, as an associate, which remained after the effect of dilution, in view of the assessment made by the Management, in accordance with the requirements of IAS 28 – Investment in  associates and joint ventures, from its significant influence on the governance and management of the associate, which has not had significant changes due to the IPO process.

As part of the transaction, the Company proportionally realized the goodwill in the amount of R$24,569, being a credit recorded in the investments against the loss from associates and joint ventures and the effect of exchange rate variation on Spinnova’s investment abroad in the amount of R$746, being recorded as a debit under the heading of realization of comprehensive income, in the group of other comprehensive income, against to income from associates and joint ventures statement.

On July 1, 2021, in connection with the IPO, Spinnova issued a supplementary share option, subscribing 1,971,090 new shares and raising EUR15,078 (equivalent to R$89,375 on the transaction date) excluding goodwill, which resulted, again, in the dilution of the at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 interest from 19.91% to 19.14%, as well as in a gain on the changing the interest percentage of the investment in the amount of EUR2,098 (equivalent to R$12,436 on the transaction date), arising from the difference between the investment before the IPO in the amount of EUR21,037 (equivalent to R$124,696 on June 30, 2021) and investment after the IPO in the amount of EUR23,133 (equivalent to R$137,132 on July 1, 2021), and proportional realization of the goodwill in the amount of R$2,601, being the effects recorded in the investments against to income from associates and joint ventures statement and the effect of exchange variation on Spinnova’s investment abroad in the amount of R$79, being recorded in the caption of realization of comprehensive income, in the group of other comprehensive income, against to income from associates and joint ventures statement.

For the year ended December 31, 2021, as a result of the events described above, the Company recorded a gain of R$100,827 in the statement of income for the year as income from associates and joint ventures.

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

The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods. The accounting practices requiring a higher level of judgment and which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in note 3.2.34.

The consolidated financial statements was prepared on historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	biological assets measured at fair value; and
(iv)	deemed cost of property, plant and equipment.

The main accounting policies applied in the preparation of these consolidated financial statements are presented in Note 3.

The consolidated financial statements were prepared under the going concern assumption.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries on the same base date, as well as in accordance with consistent accounting practices and policies.

The accounting policies have been consistently applied to all consolidated companies.

There was no change in relation to such policies and methods for calculating estimates, except for the new accounting policies presented in note 3.1, adopted as of January 1, 2021 and whose estimated impact was disclosed in the annual financial statements of December 31, 2020.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, until the issuance of the Company’s consolidated financial statements, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when it come into force and does not expect to have a material impact on the financial statements.

3.1.1.	Interest Rate Reform – IAS 39 / IFRS 7 and IFRS 9 - Phase 2 (Applicable on/or after January 1, 2021, early adoption permitted)

The adoption of phase 2, it is summarized as follows:

(i)	changes in contractual cash flows: practical expedient that allows to replace, as a consequence of the reform, the effective interest rate of a financial asset or financial liability with a new economically equivalent rate, without derecognition of the contract;
(ii)	hedge accounting requirements: end of exemptions for evaluating the effectiveness of hedge accounting relationships (Phase 1); and
(iii)	disclosure: requirements about the disclosure of risks to which the Company is exposed by the reform, risk management and evolution of the Interbank Offered Rate (“IBORs”) transition.

The Company evaluated the content of this pronouncement and does not expect to have significant impacts on its debts and derivatives linked to LIBOR (note 4.4.2).

3.1.2.	Lease – IFRS 16 - Update of the original issued on June 16, 2020 (Applicable on/or after April 1, 2021, early adoption permitted)

On March 31, 2021, this pronouncement was changed because of the benefits granted to lessee due COVID-19 under lease agreements. The Company assessed the content of this pronouncement and did not identify any impacts, for the clauses of the current lease agreements remained unchanged.

3.2.	Accounting policies adopted
3.2.1.	Consolidated financial statements

The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries in the year ended December 31, 2021, as well as in accordance with consistent accounting practices and policies. The Company consolidates all subsidiaries over at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on its investment with the subsidiary and has the capacity and ability to direct the relevant activities of the subsidiary.

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

In relation to associates Ensyn and Spinnova, the equity is measured based on the latest available information and does not have a material impact in the consolidated financial statement and, if any significant event had occurred until December 31, 2021, it would be adjusted in the consolidated financial statement.

3.2.5.	Translation of financial statements to functional and presentation currency

The Company defined that for all its wholly owned subsidiaries, the functional and presentation currency is the Real, except for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC, Spinnova Oy, Woodspin Oy and Celluforce, the functional currencies are different from the Real, whose accumulated gain or loss effects on the conversion of financial statements, are recorded in other comprehensive income, in equity.

The individual financial information of each subsidiaries included in the consolidated financial statement, are prepared in accordance with local currency of the subsidiary operates and translated into Company’s functional and presentation currency.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

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

However, the Company's wholly-owned subsidiary based in Argentina, has the Real as its functional currency and, therefore, is not considered an entity with a hyperinflationary currency and does not present its individual financial statements in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies. The financial statements are presented at historical cost.

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

Transactions in the acquisition of shares with shared control over the net assets traded apply complementary guidance to IFRS 3 - Business Combination, IFRS 11 and IAS 28 – Investments in Associates and Joint Ventures. Based on the equity method, investment is initially recognized at cost. The carrying amount of the investment is adjusted for recognition of changes in the Company's share in the acquirer's Shareholders' equity as of the acquisition date. Goodwill is segregated from carrying amount of the investment. Other at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, by the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.

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

3.2.10.	Financial instruments
3.2.10.1.	Classification

Financial instruments are classification based on the purpose for which the financial instruments were acquired, as set forth below:

(i)	amortized cost;
(ii)	fair value through other comprehensive income;and
(iii)	fair value through profit or loss.

Regular purchases and sales of financial assets are recognized on the trade date, it means, the date on which the Company commits to purchase or sell the asset. Financial instruments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

3.2.10.1.1.	Financial instruments measured at amortized cost

Financial instruments held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expense) in income statement.

It includes the balance of cash and cash equivalents, trade accounts receivable and other assets, classified as financial assets and the balance of loans, financing and debentures, lease payables, accounts payable for the acquisition of assets and subsidiaries, suppliers and other liabilities, classified as financial liabilities.

3.2.10.1.2.	Financial instruments at fair value through other comprehensive income

Financial instruments at fair value through other comprehensive income are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category. Any changes are recognized under net financial income (expense) in income statement, except for the fair value of investment in equity instruments, which are recognized in other comprehensive income.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

This category includes the balance of other investments.

3.2.10.1.3.Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized under financial income (expense) in income statement for non-derivative financial instruments and for financial derivative instruments under income from derivative financial instruments.

This category includes the balance of marketable securities, classified as financial assets financial and derivative financial instruments, including embedded derivatives, stock options, classified as financial assets and liabilities.

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
(v)	the disappearance of an active market for that financial asset because of financial difficulties; and
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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

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

Stated at the cost of acquisition, formation, construction or dismantling, net of recoverable taxes. Such cost is deducted of accumulated depreciation and accumulated impairment losses, when incurred, at the highest of the value of use and sale, less cost to sell. The borrowing costs are capitalized as a component of construction in progress, considering the weighted average rate, adjusted for the equalization of exchange rate effect, of the Company’s debt at the capitalization date.

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income a (expense), net at the disposal date.

3.2.17.	Leases

A contract is, or contains a lease, if the contract transfers the right to control the use of an identified asset for a period in exchange for consideration, for which it is necessary to assess whether:

(i)	the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
(ii)	the Company has the right to obtain substantially all the economic benefits from using the asset during the contract period; and
(iii)	the Company has the right to direct the use of the asset. The Company has the right to decide to change how and for what purpose the asset is used, if:
●	has the right to operate the asset, or
●	designed the asset, in a way that predetermines how and for what purpose it will be used.

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The Company does not have lease agreements with clauses of:

(i)	variable payments that are based on the performance of the leased assets;
(ii)	guarantee of residual value; and
(iii)	restrictions, such as, for example, obligation to maintain financial ratios.

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

Income taxes comprise income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they are related to items recognized directly in equity. In this case, they are recognized in equity under other reserves.

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The projection for realization of deferred tax assets was prepared based on Management's estimates that are based on significant judgments and assumptions relating to net average pulp and paper prices and the transfer price with the subsidiary based in Austria. However, there are other assumptions that are not under the control of the Company, such as inflation rates, exchange rates, pulp prices practiced in the international market and other economic uncertainties in Brazil, future results may differ from those considered in the preparation of the consolidated projection.

Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary difference will not be reversed in a foreseeable future.

Deferred taxes and contributions assets and liabilities are offset by the net amount in the balance sheet whenever related to the same legal entity and the same tax authority.

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

General or specific borrowing costs, directly attributed to the acquisition, construction or production of a qualified asset, are capitalized as a part of the cost of asset when it is probable that they will result in future economic benefits for the entity and that these costs may be measured with reliability. The Company does not have specific loans to obtain qualified assets. Other loan costs are recognized as expense in the period they are incurred.

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

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

Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed and that these subsidies will be obtained. These are recorded as revenue or expense deduction in the income statement for the period of enjoyment of benefit and subsequently are allocated to the tax incentives reserve under shareholders’ equity, when applicable.

3.2.28.	Dividend and interest on own capital

The distribution of dividends or interest on shareholders' equity is recognized as a liability, calculated based on Corporate Law, the bylaws and the Company's Dividend Policy, which establishes that the minimum annual dividend is the lowest amount between (i) 25%

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 of adjusted net income or (ii) the consolidated operating cash flow for the year and, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded under the additional dividends proposed in shareholders' equity, until approved by the shareholders at the General Assembly. After approval, reclassification to current liabilities is made.

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

Revenues are measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts and recognized in accordance with the accrual basis of accounting, when the amount is reliably measured.

Accumulated experience is used to estimate and provide for the rebates and discounts, using the expected value method, and revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A provision for reimbursement (included in trade accounts receivable) is recognized for expected rebates and discounts payable to customers in relation to sales made until the end of the reporting period. No significant element of financing is deemed present as the sales are made with a short credit term.

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Diluted earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares, during the year, plus the weighted average number of ordinary shares that would be issued when converting all dilutive potential ordinary shares into ordinary shares.

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

As disclosed in note 2, Management used judgments, estimates and accounting assumptions regarding the future, whose uncertainty may lead to results that require a significant adjustment to the book value of certain assets, liabilities, income and expenses in future years, are presented below:

●	control, significant influence and consolidation (Note 1.1);
●	share-based payment transactions (Note 22);
●	transfer to control for revenue recognition (Note 28);
●	fair value of financial instruments (Note 4);
●	annual analysis of the impairment of non-financial assets (Notes 15 and 16);
●	expected credit losses (Note 7);
●	net realizable value provision for inventories (Note 8);
●	annual analyses of recoverability of taxes (Notes 9 e 12);
●	fair value of biological assets (Note 13);
●	useful life of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);
●	annual analysis recoverable amount of goodwill (Note 16);
●	provision for legal liabilities (Note 20); and
●	pension and post-employment plans (Note 21);

The Company reviews the estimates and underlying assumptions used in its accounting estimates on annual basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3.3.	New standards, revisions and interpretations not yet adopted

The new and changed standards and interpretations issued, but not yet adopted until December 31, 2021, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when it come into force and does not expect to have a material impact on the financial statements.

3.3.1.

Business Combination IFRS 3 - Reference to the conceptual framework (Applicable on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

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

3.3.4.	IFRS 1 – First-time adoption of International Financial Reporting Standards (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences. As a result of the amendment, a subsidiary that uses the exemption in IFRS 1:D16(a) can now also elect to measure cumulative translation differences for all foreign operations at the carrying amount that would be included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS Standards, if no adjustments were made for at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. A similar election is available to an associate or joint venture that uses the exemption in IFRS 1:D16(a).

3.3.5.	IFRS 9 – Financial instruments (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment clarifies that in applying the ‘10 per cent’ test to assess whether to derecognise a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

The amendment is applied prospectively to modifications and exchanges that occur on or after the date the entity first applies the amendment.

3.3.6.	IFRS 16 – Leases (no effective date is stated)

The amendment removes the illustration of the reimbursement of leasehold improvements.

As the amendment to IFRS 16 only regards an illustrative example, no effective date is stated.

3.3.7.	IAS 41 – Agriculture (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment removes the requirement in IAS 41 for entities to exclude cash flows for taxation when measuring fair value. This aligns the fair value measurement in IAS 41 with the requirements of IFRS 13 Fair Value Measurement to use internally consistent cash flows and discount rates and enables preparers to determine whether to use pretax or post-tax cash flows and discount rates for the most appropriate fair value measurement.

The amendment is applied prospectively, i.e. for fair value measurements on or after the date an entity initially applies the amendment.

3.3.8.

Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (The effective date of the amendments has yet to be set by IASB; however, earlier application to the amendments is permitted)

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

3.3.9.

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

The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of 'settlement' to clarify that refers to the transfer to a counterparty; a cash value, equity instruments, other assets or services.

3.3.10.

Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (Applicable for annual periods beginning on/or after January 1, 2023, early adoption permitted)

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

3.3.11.	Amendments to IAS 8 Definition of Accounting Estimates (Applicable for annual periods beginning on/or after January 1, 2023)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

(i)	A change in accounting estimate that results from new information or new developments is not the correction of an error
(ii)	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors
3.3.12.	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (Applicable for annual periods beginning on/or after January 1, 2023)

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying IFRS 16 at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognises:

(i)	A deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:
●	Right-of-use assets and lease liabilities; and

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

●	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset.
(ii)	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1.	Financial risks management
4.1.1.	Overview

As a result of its activities, the Company is exposed to various financial risks, which are managed in accordance with the Financial Risk Management, Counterparty and Issuer Risk, Debt, Derivative and Cash Management Policies (“Financial Policies”), which were approved at the Board of Directors' meeting held on August 13, 2020 and are available on the Company's website.

The main factors considered by Management are:

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

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

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedge policy, during the crisis caused by the pandemic of COVID-19 and even though there were impacts on the fair value of its financial instruments due to the effects on all global economies, the impacts were as expected, according to sensitivity analyses disclosed in previous reports, and measures were taken in relation to the risks associated to the financial instruments, in particular to the risks of liquidity, credit and exchange rate variation, as set forth below.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

		December 31,	December 31,
	Note	2021	2020
Assets
Amortized cost
Cash and cash equivalents	5	13,590,776	6,835,057
Trade accounts receivable	7	6,531,465	2,915,206
Dividends receivable	11	6,604	7,633
Other assets(1)		886,112	723,622
		21,014,957	10,481,518
Fair value through other comprehensive income
Other investments-Celluforce	14.1	28,358	26,338
		28,358	26,338

Fair value through profit or loss
Derivative financial instruments	4.5.1	1,442,140	1,341,420
Marketable securities	6	7,758,329	2,396,857
		9,200,469	3,738,277
		30,243,784	14,246,133
Liabilities
Amortized cost
Trade accounts payable	17	3,288,897	2,361,098
Loans, financing and debentures	18.1	79,628,629	72,899,882
Lease liabilities	19.2	5,893,194	5,191,760
Liabilities for assets acquisitions and associates	23	405,952	502,228
Dividends payable	11	919,073	6,232
Other liabilities(1)		164,216	152,231
		90,299,961	81,113,431
Fair value through profit or loss
Derivative financial instruments	4.5.1	7,894,528	8,117,400
		7,894,528	8,117,400
		98,194,489	89,230,831
		67,950,705	74,984,698

1)	Does not include items not classified as financial instruments.
4.1.3.	Fair value of loans and financing

The financial instruments are recognized at their contractual amounts. Derivative financial instrument agreements, used exclusively for hedging purposes, are measured at fair value.

In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair value of interest rate and indexes swaps is calculated as the present value of their future cash flows discounted at the current interest rates available for operations with similar remaining terms and maturities. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais and the British Bankers Association and Bloomberg

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 for London Interbank Offered Rate (“LIBOR”) rate transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.

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

The estimated fair values of loans and financing are set forth below:

	Yield used to
	discount/	December 31,	December 31,
	methodology	2021	2020
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	51,183,520	43,703,482
Estimated to present value
In foreign currency
Export credits (“Prepayment”)	LIBOR	19,441,297	20,546,778
In local currency
BNDES – TJLP	DI 1	355,494	1,399,177
BNDES – TLP	DI 1	686,247	647,235
BNDES – Fixed	DI 1	44,544	76,732
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	543,269	960,215
BNDES - Currency basket	DI 1	25,001	27,239
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	3,281,250	3,286,792
Debentures	DI 1	5,633,533	5,498,793
NCE (“Export Credit Notes”)	DI 1	1,352,291	1,322,813
NCR (“Rural Credit Notes”)	DI 1	289,344	283,702
Export credits (“Prepayment”)	DI 1	1,321,449	1,490,242
		84,157,239	79,243,200

The book values of loans and financing are disclosed in note 18.

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk management

The Company’s purpose is maintaining a strong cash and marketable securities position to meet its financial and operating obligations. The amount held as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested in highly liquid financial investments according to Cash Management Policy.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequency. In the year ended December 31, 2021, the impacts in cash and marketable securities were as expected and the cash generated in the operation was used for the most part to debt redemption, including payments made in advance to strengthen the Company's liquidity.

The Company, through its subsidiary Suzano Pulp and Paper Europe SA, in order to improve the management of financial liquidity, has contracted, since February 2019, a Revolving Credit Facility, in the amount equivalent to US$500,000, maturing in February 2024 , with a union composed of 5 banks. The transaction was structured so that the Company and its subsidiary can use the credit facility at any time, throughout the contracted period, which will expire on February 20, 2024. On December 31, 2021, the facility was available, but not used.

On December 1, 2021, the Company signed with the Brazilian National Bank for Economic and Social Development (“BNDES”) a Credit Limit Opening Agreement (“CALC”), a Revolving Credit Limit, in the amount of up to R$3,000,000, to be disbursed in the coming years in forest, social and industrial investments. As of December 31, 2021, the line was available but not used.

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

	December 31,
	2021
	Book	Future	Up to 1	1 - 2	2 - 5	More than
	value	value	year	years	years	5 years
Liabilities
Trade accounts payables	3,288,897	3,288,897	3,288,897
Loans, financing and debentures	79,628,629	111,723,608	6,357,717	5,761,795	36,672,089	62,932,007
Lease liabilities	5,893,194	10,676,580	937,964	1,780,115	1,632,555	6,325,946
Liabilities for asset acquisitions and associates	405,952	467,499	111,438	131,371	144,171	80,519
Derivative financial instruments	7,894,528	11,774,569	1,688,266	1,391,727	8,694,576
Dividends payable	1,109,631	1,109,631	1,109,631
Other liabilities	164,216	164,216	92,123	72,093
	98,385,047	139,205,000	13,586,036	9,137,101	47,143,391	69,338,472

	December 31,
	2020
	Book	Future	Up to 1	1 - 2	2 - 5	More than
	value	value	year	years	years	5 years
Liabilities
Trade accounts payables	2,361,098	2,361,098	2,361,098
Loans, financing and debentures	72,899,882	101,540,320	4,034,595	6,619,518	36,751,023	54,135,184
Lease liabilities	5,191,760	9,552,075	620,177	806,560	2,198,419	5,926,919
Liabilities for asset acquisitions and associates	502,228	573,920	116,376	112,155	253,419	91,970
Derivative financial instruments	8,117,400	10,868,858	1,999,811	1,296,199	4,133,320	3,439,528
Dividends payable	6,232	6,232	6,232
Other liabilities	152,231	152,231	94,722	57,509
	89,230,831	125,054,734	9,233,011	8,891,941	43,336,181	63,593,601

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.3.	Credit risk management

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

4.3.1.	Trade accounts receivable and advances to supplier

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

The risk classification of trade accounts receivable is set forth below:

	December 31,	December 31,
	2021	2020
Low (1)	6,491,726	2,813,038
Average (2)	19,147	54,115
High (3)	55,355	89,942
	6,566,228	2,957,095
1)	Current and overdue to 30 days.
2)	Overdue between 30 and 90 days.
3)	Overdue more than 90 days.

Part of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$34,763 and R$41,889 as of December 31, 2021 and 2020, respectively.

4.3.2.	Banks and financial institutions

The Company, in order to mitigate credit risk, maintains its financial operations diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.

The book value of financial assets representing the exposure to credit risk is set forth below:

	December 31,	December 31,
	2021	2020
Cash and cash equivalents	13,590,776	6,835,057
Marketable securities	7,758,329	2,396,857
Derivative financial instruments(1)	1,413,975	986,526
	22,763,080	10,218,440

1)	Does not include the derivative embedded in a forest partnership agreement and the supply of standing wood, which is not transacted with a financial institution.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The counterparties, substantially financial institutions, in which transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the rating agencies. The risk rating is set forth below:

	Cash and cash equivalents and
	marketable securities		Derivative financial instruments
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Risk rating (1)
AAA				17,412
AA-			57,193	417,510
A+			8,318	1,617
A			601,475	73,135
A-			10,677	130,546
brAAA	21,149,838	7,704,501	576,195	305,311
brAA+	2,282	163,955	41,321	32
brAA	132,698	836,546	118,796	40,963
brAA-		278,712
brA+	313
brA		240,382
brBB+	2
brBB-	22,824
Others	41,148	7,818
	21,349,105	9,231,914	1,413,975	986,526
1)	We use the Brazilian Risk Rating and the rating is given by agencies Fitch Ratings, Standard & Poor’s and Moody’s.

4.4.	Market risk management

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.4.1.	Exchange rate risk management

The fundraising financing and the currency hedge policy of the Company are guided considering substantial part of net revenue arises from exports with prices negotiated in U.S.Dollar, while substantial part of the production costs is attached to the Brazilian Real. This structure allows the Company to enter into export financing in U.S.Dollar and to reconcile financing payments with the cash flows of receivables from sales in foreign market, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

Moreover, the Company enter into U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 18-months‘ time horizon and therefore, are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved on October the contracting of extraordinary hedge, in addition to the policy mentioned above, for investments in the Cerrado Project with a term of up to 36 months as of November 2021, in the amount of up to US$1,000,000.

The assets and liabilities that are exposed to foreign currency, substantially in U.S. Dollars, are set forth below:

	December 31,	December 31,
	2021	2020
Assets
Cash and cash equivalents	13,411,978	6,370,201
Marketable securities	2,394,667
Trade accounts receivables	5,043,453	1,938,614
Derivative financial instruments	1,028,450	621,385
	21,878,548	8,930,200

Liabilities
Trade accounts payables	(605,557)	(492,617)
Loans and financing	(65,972,300)	(58,145,087)
Liabilities for asset acquisitions and associates	(273,179)	(313,022)
Derivative financial instruments	(7,362,631)	(6,994,363)
	(74,213,667)	(65,945,089)
	(52,335,119)	(57,014,889)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.5805).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The following table set forth the potential impacts in absolute amounts:

	December 31,
	2021
	Effect on profit or loss and equity
	Probable	Possible	Remote
	(base value)	(25%)	(50%)
Cash and cash equivalents	13,411,978	3,352,995	6,705,989
Marketable securities	2,394,667	598,667	1,197,333
Trade accounts receivable	5,043,453	1,260,863	2,521,727
Trade accounts payable	(605,557)	(151,389)	(302,779)
Loans and financing	(65,972,300)	(16,493,075)	(32,986,150)
Liabilities for asset acquisitions and associates	(273,179)	(68,295)	(136,590)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

The Company hires sales operations of U.S. Dollar in the futures markets, including strategies with options, in order to ensure attractive levels of operating margins for a portion of revenue. These operations are limited to a percentage of the net foreign exchange surplus over the 18-month horizon  or to investments in the Cerrado Project according to the extraordinary hedge described above and, therefore, are attached to the availability of ready-to-sell foreign exchange in the short term.

Due to pandemic of COVID-19 and the effects on all global economies over the past few quarters, financial markets have experienced volatility throughout the period with a strong sense of aversion to risk, with a consequent substantial devaluation of the Real against the U.S. Dollars.

For the calculation of mark-to-market (“MtM”), the PTAX of the penultimate business day of the quarter was used, in December 2020 it was R$5.1967 and in December 2021 it was R$5.5805, with an increase of 7.39%. These market movements caused a positive impact on the mark-to-market hedge position entered by the Company.

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes, from the base scenario of December 31, 2021.

It is important to mention that the impact caused by fluctuations in the exchange rate, whether positive or negative, will also affect the hedged asset. Therefore, even though there was a negative impact on the fair value of derivative transactions in the year, this impact was partially offset by the positive effect on the Company's cash flow and, if the exchange rate remains stable, it will be offset by the appreciation of the hedge object in the coming years. In addition, considering that hedge contracts are limited by the policy in a maximum of 75% of the total exposure in U.S. Dollars, the exchange rate devaluation will always benefit, in a net way, the Company's cash generation in the long run.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The following table set forth the potential impacts assuming these scenarios:

	December 31,
	2021
	Effect on profit or loss and equity
	Probable	Possible	Remote	Possible	Remote
	(base value)	(+25%)	(+50%)	(-25%)	(-50%)
	5.5805	6.9756	8.3708	4.1854	2.7903
Financial instruments derivatives
Derivative Non-Deliverable Forward (‘NDF’)	(6,692)	(41,779)	(83,558)	41,779	83,558
Derivative options	(187,811)	(4,343,120)	(10,141,893)	4,611,279	10,611,424
Derivative swaps	(6,357,678)	(4,361,283)	(8,722,564)	4,361,279	8,722,560

4.4.2.	Interest rate risk management

Fluctuations in interest rates may imply effects of increased or reduced costs on new loans and operations already hired.

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

It is worth mentioning that the clauses related to replacement of the indexes in the Company's debt contracts indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in two circumstances (i) after the communication from an official government entity with formalization of the replacement/extinguishment of the effective rate of the contract, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii) syndicated operations begin to be executed at a rate indexed to the Secured Overnight Financing Rate (“SOFR”). Considering that on March 5, 2021, the Financial Conduct Authority (“FCA”) announced the date of extinction of LIBOR 3M for June 30, 2023, the Company can, from this announcement, began negotiations terms of exchange of indexes for its debt contracts and related derivatives.

The Company mapped all contracts subject to LIBOR reform that have yet to transition to an alternative benchmark rate on December 31, 2021 the Company has R$18,735,587 related to loan and financing contracts and R$1,156,180 related to derivative contracts and, initiated contact with the respective counterparties of each contract, to ensure that the terms and good market practices are adopted at the time of the transition of the index until June 2023, and these terms are still under negotiation between the parties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of the financial contracts linked to LIBOR.

The Company believes it is reasonable to assume that the negotiation of the indexes in its contracts, will move towards to the replacement of LIBOR by SOFR, because the available information, so far, indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available, the Company does not expect to have significant impact on its debts and derivatives linked to LIBOR.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody ("SELIC") and the London Interbank Offered Rate (“LIBOR”) which may impact the results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	December 31,
	2021
	Effect on profit or loss and equity
		Possible	Remote
	Probable	(25%)	(50%)
CDI/SELIC
Cash and cash equivalents	14,506	332	664
Marketable securities	5,361,618	122,647	245,294
Loans and financing	(9,415,969)	215,390	430,781

TJLP
Loans and financing	(382,157)	5,083	10,165

LIBOR
Loans and financing	(18,062,236)	9,443	18,887

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

	December 31,
	2021
	Effect on profit or loss and equity
		Probable	Remote	Probable	Remote
	Probable	(+25%)	(+50%)	(-25%)	(-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative Non-Deliverable Forward (‘NDF’)	(6,692)	(477)	(942)	489	991
Derivative options	(187,811)	(285,226)	(558,292)	308,973	651,016
Derivative swaps	(6,357,678)	(28,950)	(56,557)	30,306	61,974
LIBOR
Financial instruments derivatives
Liabilities
Derivative swaps	(6,357,678)	117,420	234,792	(117,473)	(234,996)

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on December 31, 2021. The probable scenario was extrapolated considering an appreciation/depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

The following table set forth the potential impacts in absolute amounts:

	December 31,
	2021
	Effect on profit or loss and equity
	Probable	Possible	Remote
	(base value)	(25%)	(50%)
	2.84%	3.55%	4.25%
Embedded derivative in forestry partnership and standing wood supply agreements	28,165	203,262	418,180

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the hardwood pulp price and analyses future trends, adjusting the forecast that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection operations available on the market have low liquidity and low volume and large distortion in price formation.

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market and indirectly in the costs of other supplies and logistics and service contracts. In this case, the Company evaluates the contracting of derivative financial instruments to mitigate the risk of price variation in its result.

On December 31, 2021, the Company did not hire position to hedge its logistics costs (US$37,757 as of December 31, 2020).

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 both the credit risk of the Company and the counterparty. The exception is pre-fixed contracts x US$ where the present value at the tip denominated in US$ is measured through the discount using the LIBOR curve, disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.
(ii)	Options (Zero Cost Collar): the fair value was calculated based on the Garman-Kohlhagen model, considering both Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from B3 exchange information to calculate the fair values.
(iii)	Non-deliverable forward (NDF): a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, it is verified the difference between this quotation obtained and the rate that was contracted for the operation, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract and brought to present value by the future DI curve. Interest rate curves were obtained from B3.
(iv)	Swap US-CPI: liability cash flows are projected by the US inflation curve US-CPI, obtained by the implicit rates for inflation-linked US securities (“Treasury Protected against Inflation - TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rate implicit in the embedded derivative. The fair value of the embedded derivative is the difference between the two components, adjusted to present value by the curve of the exchange coupon obtained from B3.
(v)	Swap VLSFO (marine fuel): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, it is verified the difference between this projection obtained and the rate that the operation was contracted, considering both of Company’s and counterpart’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value by the LIBOR curve disclosed by Bloomberg.

The yield curves used to calculate the fair value in December 31, 2021, are as set forth below:

Interest rate curves
Term	Brazil	United States of America	Dollar coupon
1 month	9.15% p.a.	0.22% p.a.	18.07% p.a.
6 months	11.22% p.a.	0.32% p.a.	3.70% p.a.
1 year	11.79% p.a.	0.53% p.a.	2.50% p.a.
2 years	10.97% p.a.	0.92% p.a.	2.17% p.a.
3 years	10.60% p.a.	1.16% p.a.	2.18% p.a.
5 years	10.61% p.a.	1.36% p.a.	2.25% p.a.
10 years	10.71% p.a.	1.59% p.a.	2.47% p.a.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Instruments hired with protection strategy
Operational Hedge
ZCC	4,494,125	3,212,250	(187,788)	(780,457)
NDF (R$ x US$)	30,000	80,000	(7,043)	7,948

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$)	3,600,000	3,683,333	(395,675)	(1,059,192)
Swap IPCA to CDI (notional in Brazilian Reais)	843,845	843,845	249,653	285,533
Swap IPCA to Fixed (U.S.$)	121,003	121,003	(148,583)	(114,834)
Swap CDI x Fixed (U.S.$)	2,267,057	2,267,057	(5,230,612)	(4,977,309)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000	350,000	(760,505)	(508,328)

Commodity Hedge
Swap US-CPI (U.S.$) (1)	590,372	646,068	28,165	354,900
Swap VLSFO (2)		37,757		15,759
			(6,452,388)	(6,775,980)

Current assets			470,261	484,043
Non-current assets			971,879	857,377
Current liabilities			(1,563,459)	(1,991,118)
Non-current liabilities			(6,331,069)	(6,126,282)
			(6,452,388)	(6,775,980)
1)	The embedded derivative refers to swap contracts for the sale of US-CPI variations within the term of the forest partnership and standing wood supply contracts.
2)	As of December 31, 2020, includes Swap Brent, whose contracts were fully settled in the subsequent period.

The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.
(ii)	Swap IPCA x CDI: positions in conventional swaps exchanging variation of the Amplified Consumer Price Index (“IPCA”) for DI rate. The objective is to change the debt index in Reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.
(iii)	Swap IPCA x Fixed US$: positions in conventional swaps exchanging variation of the IPCA for a fixed rate in US$. The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

(iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow from changes in the US interest rate.
(v)	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.
(vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of purchase of put options and sale of call options of US$, with the same principal and maturity value, with the objective of protecting the cash flow of exports. In this strategy, an interval is established where there is no deposit or receipt of financial margin upon expiration of options. The objective is to protect the cash flow of exports against decrease Real.
(vii)	Non Deliverable Forward (“NDF”): positions sold in futures contracts of US$ with the objective of protecting the cash flow of exports against the decrease in the Brazilian Real.
(viii)Swap Very Low Sulphur Fuel Oil (“VLSFO”) (oil): oil purchase positions, with the objective of protecting logistical costs related to ocean freight contracts, against the increase in oil prices.
(ix)	Swap US-CPI: The embedded derivative refers to sale swap contracts of variations of US-CPI within the terms of the forest partnership and standing wood supply contracts.

The variation in the fair value of derivatives for the year ended December 31, 2021 compared to the fair value measured on December 31, 2020 is explained substantially by devaluation of the Brazilian Real against the U.S. Dollar and by the settlements for the year. There were also less significant impacts caused by the variation in the Pre, Foreign Exchange Coupon and LIBOR curves in transactions.

It is important to highlight that, the outstanding agreements for the year ended December 31, 2021, are over-the-counter market, without any kind of guaranteed margin or early settlement clause forced by changes from mark to market, including possible variations caused by the pandemic of COVID-19.

4.5.2.	Fair value by maturity schedule

	December 31,	December 31,
	2021	2020
2021		(1,507,075)
2022	(1,093,198)	(918,030)
2023	(282,499)	(433,195)
2024	(759,082)	(705,859)
2025	(2,096,449)	(1,684,124)
2026 onwards	(2,221,160)	(1,527,697)
	(6,452,388)	(6,775,980)

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

	Notional value			Fair value
		December 31,	December 31,	December 31,	December 31,
	Currency	2021	2020	2021	2020
Debt hedge
Assets
Swap CDI to Fixed (U.S.$)	R$	8,594,225	8,594,225	306,663	719
Swap Pre-Fixed to U.S.$	R$	1,317,226	1,317,226	76,279	136,192
Swap LIBOR to Fixed (U.S.$)	US$	3,600,000	3,683,333	130,104	61,120
Swap IPCA to CDI	IPCA	1,078,706	974,102	255,422	285,533
Swap IPCA to U.S.$	IPCA	576,917	520,973
				768,468	483,564
Liabilities
Swap CDI to Fixed (U.S.$)	US$	2,267,057	2,267,057	(5,537,275)	(4,978,028)
Swap Pre-Fixed to U.S.$	US$	350,000	350,000	(836,784)	(644,520)
Swap LIBOR to Fixed (U.S.$)	US$	3,600,000	3,683,333	(525,779)	(1,120,312)
Swap IPCA to CDI	R$	843,845	843,845	(5,769)
Swap IPCA to U.S.$	US$	121,003	121,003	(148,583)	(114,834)
				(7,054,190)	(6,857,694)
				(6,285,722)	(6,374,130)
Operational hedge
Zero cost collar (U.S.$ x R$)	US$	4,494,125	3,212,250	(187,788)	(780,457)
NDF (R$ x U.S.$)	US$	30,000	80,000	(7,043)	7,948
				(194,831)	(772,509)
Commodity hedge
Swap US-CPI (standing wood)	US$	590,372	646,068	28,165	354,900
Swap VLSFO	US$		37,757		15,759
				28,165	370,659
				(6,452,388)	(6,775,980)

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	December 31,	December 31,
	2021	2020
Operational hedge
Zero cost collar (R$ x U.S.$)	(1,269,231)	(2,268,158)
NDF (R$ x U.S.$)	1,399	(60,815)
	(1,267,832)	(2,328,973)
Commodity hedge
Swap VLSFO/other	(54,002)	(85,468)
	(54,002)	(85,468)
Debt hedge
Swap CDI to Fixed (U.S.$)	(266,268)	(1,888,906)
Swap IPCA to CDI (Brazilian Reais)	41,651	10,601
Swap IPCA to Fixed (U.S.$)	(4,819)	10,054
Swap Pre-Fixed to U.S.$	49,562	59,351
Swap LIBOR to Fixed (U.S.$)	(419,545)	(242,299)
	(599,419)	(2,051,199)
	(1,921,253)	(4,465,640)

4.6.	Fair value hierarchy

Financial instruments are measured at fair value, which considers the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

(i)	Level 1 – Based on quoted prices (unadjusted) for identical assets or liabilities in active markets. A market is considered active if it trades frequently and sufficient volume to provide pricing information immediately and continuously, usually obtained from a commodity and stock exchange, pricing service or regulatory agency, and the prices represent actual market transactions, which occur regularly on a commercial basis;
(ii)	Level 2 - Based on prices quoted in active markets for similar assets or liabilities, prices quoted for identical or similar assets or liabilities in non-active markets, evaluation models for which inputs are observable , such as rates of interest and yield curves, credit volatilities and spreads, and market corroborated information. Assets and liabilities classified in this category are measured through discounted cash flow and interest accrual, respectively, for derivative financial instruments and marketable securities. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates; and
(iii)	Level 3 – Based on unquoted data for assets and liabilities, where the Company applies the income approach technique using the discounted cash flow model. The observable inputs used are IMA, discount rate and eucalyptus average gross sales prices.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

For the year ended December 31, 2021, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3.

	December 31,
	2021
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,442,140		1,442,140
Marketable securities	637,616	7,120,713		7,758,329
	637,616	8,562,853		9,200,469

Fair value through other comprehensive income
Other investments - CelluForce			28,358	28,358
			28,358	28,358

Biological assets			12,248,732	12,248,732
			12,248,732	12,248,732
	637,616	8,562,853	12,277,090	21,477,559

Liabilities
Fair value through profit or loss
Derivative financial instruments		7,894,528		7,894,528
		7,894,528		7,894,528
		7,894,528		7,894,528

	December 31,
	2020
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,341,420		1,341,420
Marketable securities	444,712	1,952,145		2,396,857
	444,712	3,293,565		3,738,277

Fair value through other comprehensive income
Other investments - CelluForce			26,338	26,338
			26,338	26,338

Biological assets			11,161,210	11,161,210
			11,161,210	11,161,210
	444,712	3,293,565	11,187,548	14,925,825

Liabilities
Fair value through profit or loss
Derivative financial instruments		8,117,400		8,117,400
		8,117,400		8,117,400
		8,117,400		8,117,400

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.7.	Risks linked to climate change and the sustainability strategy

In view of the nature of the Company's operations, there is inherent exposure to risks related to climate change.

The Company's assets, notably biological assets, which are measured at fair value (Note 13), property, plant and equipment (Note 15) and intangible assets (Note 16), may be impacted by climate changes, which were evaluated in the context of preparation of financial statements. In the year ended December 31, 2021, Management considered the main risk data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to: Effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company's biological assets, as follows:
●	losses of biological assets due to fires and impacts arising from the greater presence and resistance of pests and other forest diseases favored by the gradual increase in temperature;
●	reduction in productivity and expected growth (IMA) due to reduced availability of water resources in basins; and
●	interruption in the production chain due to adverse weather events.
(ii)	scarcity of water resources in the industry: although our units are efficient in the use of water, there are contingency plans for all units affected by possible water shortages and action plans to confront the water crisis in critical regions.
(iii)	structural changes in society and their impacts on business, such as:
●	regulatory and legal: arising from Brazilian and/or international regulatory changes that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;
●	technological: arising from the emergence of improvements and innovations towards an economy with greater energy efficiency and low carbon;
●	market: arising from changes in the supply and demand of certain products and services as climate-related issues begin to be considered in decision-making; and
●	reputational: related to changing perceptions of customers and society in general regarding the positive or negative contribution of an organization to a low carbon economy.
4.7.1.	Compliance with contractual clauses related to sustainability in sustainable debt securities (Sustainability linked bonds - “SLB” e Sustainability Linked Loan – “SLL”)

As disclosed in Note 18, the Company issued debt securities with metrics of environmental, social and corporate governance - ESG related to the intensity of our emissions, intensity of capture of water resources and aspects of diversity and inclusion. The non-compliance of these targets may generate a future increase in the cost of said debts, as provided for in the respective contracts.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

4.7.2.	Climate risk management

The Company has a structure dedicated to corporate risk management, including risks related to climate change, with its own methodologies, tools and processes aimed at ensuring the identification, assessment and treatment of its main risks. This structure, through its management system, allows the continuous monitoring of risks and their eventual impacts, the control of the variables involved and the definition and implementation of mitigating measures, which aim to reduce the exposures identified. The Company's assessment of the potential impacts of climate change and the transition to a low carbon economy is carried out on an ongoing basis and will continue to evolve and, when applicable, its impacts will be considered and evaluated by its management.

4.8.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicators, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield	December 31,	December 31,
	p.a. %	2021	2020
Cash and banks(1)	0.36	11,720,774	6,212,318

Cash equivalents
Local currency
Fixed-term deposits (Compromised)	83.46 of CDI	14,506	115,032

Foreign currency
Fixed-term deposits (2)	0.73	1,855,496	507,707
		13,590,776	6,835,057

1)	Refers substantially to investments in foreign currency in the Sweep Account modality, which is a remunerated account, whose balance is applied and made available automatically and daily.
2)	Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

6.	MARKETABLE SECURITIES

	Average yield	December 31,	December 31,
	p.a. %	2021	2020
In local currency
Private funds	99.60 of CDI	17,120	175,317
Public titles measured at fair value through profit or loss	99.60 of CDI	637,616	444,712
Private Securities (CDBs)	102.44 of CDI	4,456,828	1,585,605
Private Securities (CDBs) - Escrow Account (1)	102.79 of CDI	250,054	184,778
Other		2,044	6,445
		5,363,662	2,396,857
Foreign currency
Time deposits(2)	0.79	2,376,369
Other	7.26	18,298
		2,394,667
		7,758,329	2,396,857

Current		7,508,275	2,212,079
Non-Current		250,054	184,778

1)	Includes escrow account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions related to transactions with (i) CMPC Celulose Riograndense SA ("CMPC") as a result of the Losango Project, for sale land and forests, whose agreement was signed in December 2012 and (ii) Turvinho, for the sale of rural properties (Note 1.2.2.).
2)	Refers to Time Deposit investments, with maturity over 90 days, which is a remunerated bank deposit with a specific maturity period.

7.	TRADE ACCOUNTS RECEIVABLE
7.1.	Breakdown of balances

	December 31,	December 31,
	2021	2020
Domestic customers
Third parties	1,449,177	970,796
Related parties (Note 11) (1)	73,598	47,685

Foreign customers
Third parties	5,043,453	1,938,614

(-) Expected credit losses	(34,763)	(41,889)
	6,531,465	2,915,206

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable for the year ended December 31, 2021, is R$6,121,316 (R$5,388,370 as of December 31, 2020).

7.2.	Breakdown of trade accounts receivable by maturity

	December 31,	December 31,
	2021	2020
Current	5,972,945	2,603,229
Overdue
Up to 30 days	518,115	209,210
From 31 to 60 days	15,359	51,420
From 61 to 90 days	3,087	2,062
From 91 to 120 days	1,453	6,665
From 121 to 180 days	3,779	8,618
From 181 days	16,727	34,002
	6,531,465	2,915,206

7.3.	Rollforward of the expected credit losses

	December 31,	December 31,
	2021	2020

Beginning balance	(41,889)	(41,996)
Addition	(2,547)	(9,350)
Reversal	3,184	3,328
Write-off	7,078	7,737
Exchange rate variation	(589)	(1,608)
Ending balance	(34,763)	(41,889)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4.	Main customers

The Company has 1 (one) customer responsible for 10.39% of net sales of pulp segment and no customer responsible for more than 10% of net sales in the paper segment for the year ended December 31, 2021. As of  December 31, 2020, there were no responsible customers for more than 10% of the total net revenue of the pulp and/or paper operating segment.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

8.	INVENTORIES

	December 31,	December 31,
	2021	2020
Finished goods
Pulp
Domestic (Brazil)	748,588	553,229
Foreign	1,037,760	1,102,994
Paper
Domestic (Brazil)	315,068	225,058
Foreign	95,383	87,638
Work in process	96,140	81,465
Raw material
Wood	1,094,058	1,012,113
Operating supplies and packaging	571,505	438,394
Spare parts and other	678,983	508,444
	4,637,485	4,009,335

Inventories are disclosed net of estimated losses.

8.1.	Rollforward of estimated losses

	December 31,	December 31,
	2021	2020
Beginning balance	(79,885)	(106,713)
Addition (1)	(85,110)	(77,173)
Reversal	11,536	11,498
Write-off (2)	62,201	92,503
Ending balance	(91,258)	(79,885)
1)	Refers substantially to the (i) raw material in the amount of R$38,136 (R$56,305 as of December 31, 2020), (ii) finished pulp product of R$21,785 (R$1,239 as of December 31, 2020) and (iii) spare parts in the amount of R$21,184 (R$14,036 as of December 31, 2020).
2)	Refers mainly to the amounts of (i) raw material of R$47,231 (R$49,550 as of December 31, 2020), (ii) finished pulp product of R$3,212 (R$32,018 as of December 31, 2020) and (iii) spare parts in the amount of R$9,529 (R$4,989 as of December 31, 2020).

For the year ended December 31, 2021 and 2020, there were no inventory items pledged as collateral.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

9.	RECOVERABLE TAXES

	December 31,	December 31,
	2021	2020
IRPJ/CSLL – prepayments and withheld taxes	94,323	223,754
PIS/COFINS – on acquisition of property, plant and equipment (1)	94,108	126,990
PIS/COFINS – operations	331,203	287,206
PIS/COFINS – exclusion ICMS (2)	582,433	128,115
ICMS – on acquisition of property, plant and equipment (3)	129,081	112,672
ICMS – operations (4)	1,363,453	1,393,260
Reintegra program (5)	49,265	110,121
Other taxes and contributions	50,291	24,089
Provision for loss of ICMS credits (6)	(1,064,268)	(1,164,782)
	1,629,889	1,241,425

Current	360,725	406,850
Non-current	1,269,164	834,575

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.
2)	The Company and its associates filed legal actions over the years to recognize the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992, as disclosed in Note 20.3.
3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).
4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the State of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Bahia, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in State of Maranhão.
5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.
6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in State of Maranhão and the provision for full loss of the low probability of realization of the units of States of Espírito Santo and Bahia due to the difficulty of its realization.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

9.1.	Rollforward of provision for loss

	ICMS	PIS/COFINS	Total
Balance as of December 31, 2019	(1,304,329)	(21,132)	(1,325,461)
Addition	(64,107)		(64,107)
Write-off	57,254	21,132	78,386
Reversal (1)	146,400		146,400
Balance as of December 31, 2020	(1,164,782)		(1,164,782)
Addition	(62,738)		(62,738)
Write-off	1,331		1,331
Reversal (1)	161,921		161,921
Balance as of December 31, 2021	(1,064,268)		(1,064,268)

1)	Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

10.	ADVANCES TO SUPPLIERS

	December 31,	December 31,
	2021	2020
Forestry development program and partnerships	1,282,763	1,015,115
Advance to suppliers	59,564	43,162
	1,342,327	1,058,277

Current	59,564	43,162
Non-current	1,282,763	1,015,115

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

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the specific prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; (iv) social services and (v) dividends receivable.

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting and (v) dividends payable.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the year ended December 31, 2021, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties.

11.1.	Balances recognized in assets and liabilities and amounts transacted in the year

	Assets		Liabilities		Financial result			Operating result
	December	December	December	December	December	December	December	December	December	December
	31, 2021	31, 2020	31, 2021	31, 2020	31, 2021	31, 2020	31, 2019	31, 2021	31, 2020	31, 2019
Transactions with controlling shareholders
Managements and related persons			(22,875)
Alden Fundo de Investimento em Ações			(17,701)
Controller			(131,841)
Suzano Holding	2	3	(248,789)			(966)	(1,188)	(2,621)	(4,063)	(4,757)
	2	3	(421,206)			(966)	(1,188)	(2,621)	(4,063)	(4,757)

Transactions with companies of the Suzano
Group and other related parties
Management (expect compensation – note 11.2)			(9)	(5)				(422)	(392)	(9,178)
Bexma Participações Ltda	1	1						24	11	11
Bizma Investimentos Ltda	1	1						6	12	10
Ensyn Technologies		2,829			1	689
Ficus Empreendimentos e Participações Ltda									(655)
Fundação Arymax								2	2
Ibema Companhia Brasileira de Papel (1)	80,511	56,013	(6,288)	(2,834)				169,965	111,841	103,581
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	1	1						(4,399)	(4,168)	(5,272)
IPLF Holding S.A.								10	5	4
Mabex Representações e Participações Ltda								(137)	(50)	(100)
Lazam MDS Corretora e Adm. Seguros S.A.									3	7
Nemonorte Imóveis e Participações Ltda				(15)				(170)	(191)	(330)
Other shareholders			(497,867)	(6,232)
	80,514	58,845	(504,164)	(9,086)	1	689		164,879	106,418	88,733
	80,516	58,848	(925,370)	(9,086)	1	(277)	(1,188)	162,258	102,355	83,975

Assets
Trade accounts receivable	73,598	47,685
Dividends receivable	6,604	7,633
Other assets	314	3,530
Liabilities
Trade accounts payable			(6,288)	(2,849)
Dividends payable			(919,073)	(6,232)
Other liabillities			(9)	(5)
	80,516	58,848	(925,370)	(9,086)

1) Refers mainly to the sale of pulp

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the year, are set for the below:

	December 31,	December 31,	December 31,
	2021	2020	2019
Short-term benefits
Salary or compensation	48,693	47,089	39,459
Direct and indirect benefits	880	852	1,747
Bonus	6,474	11,326	8,007
	56,047	59,267	49,213

Long-term benefits
Share-based compensation plan	46,306	75,022	45,739
	46,306	75,022	45,739
	102,353	134,289	94,952

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

12.	INCOME AND SOCIAL CONTRIBUTION TAXES
12.1.	Deferred taxes

The Company calculates income tax and social contribution taxes, current and deferred, based on the rates of 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ and 9% for CSLL, on the net income. Balances are recognized in the Company's income on the accrual basis.

Associates located in Brazil have their taxes calculated and provisioned in accordance with current legislation and their specific tax regime, including, in some cases, presumed profit method. The associates located abroad are taxed in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, the Law nº. 12,973/14 revoked article 74  of Provisional Measure nº.2,158/01 and determines that the parcel of the adjustment of the value of the investment in associate, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at the each year ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims at a non-double taxation, in Brazil, of profit earned by its associate located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided not to add the profit from Suzano at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for year ended December 31, 2021. There is no provision for tax related to the profit of such associate in 2021.

12.1.1.	Deferred income and social contribution taxes

	December 31,	December 31,
	2021	2020
Tax loss	1,156,876	1,013,008
Negative tax basis of social contribution	411,074	329,412

Assets temporary differences
Provision for judicial liabilities	249,345	233,100
Operating provisions and other losses	965,130	1,051,096
Exchange rate variation	6,555,202	6,112,906
Derivatives losses (“MtM”)	2,193,693	2,303,833
Amortization of fair value adjustment on business combination	699,535	718,645
Unrealized profit on inventories	298,888	176,847
Leases	373,372	287,066
Provision of deferred taxes on results of associates abroad		33,893
Other temporary differences (1)		158,172
	12,903,115	12,417,978

Liabilities temporary differences
Goodwill - Tax benefit on unamortized goodwill	746,489	469,875
Property, plant and equipment - deemed cost	1,316,859	1,385,642
Accelerated tax depreciation	944,949	1,025,136
Borrowing cost	99,399	110,036
Fair value of biological assets	430,966	237,879
Deferred taxes, net of fair value adjustment	427,313	469,419
Tax credits - gains in tax lawsuit (exclusion of ICMS from the PIS and COFINS contribution tax basis)	198,027	43,559
Other temporary differences	9,184
	4,173,186	3,741,546

Non-current assets	8,729,929	8,677,002
Non-current liabilities		570

1)

On December 29, 2020, with the final decision of Administrative Council for Economic Defense's ("CADE") approval, related to the purchase and sale agreement of rural property, Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code ("CTN"). As the accounting recognition only occurred at the Closing of the transaction, on January 5, 2021 (Note 1.2.2) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

Except for tax loss carryforwards, the negative basis of social contribution and accelerated depreciation, which are only achieved by the Income Tax ("IRPJ"), other tax bases were subject to both taxes.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

12.1.2.	Breakdown of accumulated tax losses and social contribution tax loss carryforwards

	December 31,	December 31,
	2021	2020
Tax loss carry forward	4,627,504	4,052,013
Negative tax basis of social contribution carryforward	4,567,489	3,660,133

12.1.3.	Rollforward of deferred tax assets

	December 31,	December 31,
	2021	2020
Beginning balance	8,676,432	1,555,165
Tax loss	143,868	412,759
Negative tax basis of social contribution	81,662	183,066
Provision (Reversal) for judicial liabilities	16,245	(32,471)
Operating provision (reversal) and other losses	(53,467)	136,400
Exchange rate variation	442,296	4,110,964
Derivative (gains) losses (“MtM”)	(110,140)	1,685,406
Amortization of fair value adjustment on business combination	22,996	37,917
Unrealized profit on inventories	122,041	(116,475)
Lease	86,306	265,022
Goodwill - Tax benefit on unamortized goodwill	(276,614)	(253,018)
Property, plant and equipment - deemed cost	68,783	120,578
Accelerated tax depreciation	80,187	88,064
Borrowing cost	10,637	(5,487)
Fair value of biological assets	(225,586)	(184,377)
Deferred taxes on the result of associates abroad (1)	(33,893)	497,743
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (Note 20.3)	(154,468)
Other temporary differences (2)	(167,356)	175,176
Ending balance	8,729,929	8,676,432

1)

On December 31, 2020, amount reversed as a result of a favorable judgement entered for Company, which ensured Company's right to calculate and pay the Corporate Income Tax and Social Contribution on Net Income due in Brazil, without adding to its taxable base the profit earned as of January 2019 by its wholly-owned subsidiary Suzano International Trade GmbH (former Fibria International Trade GmbH), in accordance with the terms of the Brazil-Austria Double Taxation Treaty, either with regard to the merged company Fibria Celulose SA (wholly-owned subsidiary merged on April 1, 2019) in relation to the 1st quarter 2019 base period early terminated due to the merger, either with respect to the subsequent calculation base periods when Suzano International Trade GmbH was already a subsidiary of the Company.

2)

On December 29, 2020, with the final decision of CADE's approval related to the purchase and sale agreement of rural property (Note 1.2.2), Management and legal advisors understand that all conditions suspensive were implemented, with the tax recognition of capital gain being required, pursuant to art. 117 of the National Taxation Code (“CTN”). As the accounting recognition occurred at the Closing of the Transaction, on January 5, 2021 (Note 1.2.2) with the fulfillment of the performance obligation and delivery of the ownership of the properties to the client, there was a need to establish the deferred tax asset on this difference temporary, in the amount of R$175,202.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	December 31,	December 31,	December 31,
	2021	2020	2019
Net income (loss) before taxes	8,832,957	(17,642,129)	(4,097,203)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(3,003,205)	5,998,324	1,393,049

Tax effect on permanent differences
Taxation (difference) on profit of associates in Brazil and abroad (1)	3,445,206	1,373,845	(24,933)
Equity method	44,309	12,288	10,878
Thin capitalization (2)	(603,612)	(675,356)	(95,003)
Credit related to Reintegra Program	7,398	6,278	4,515
Tax incentives (3)	16,443	10,668	18,919
Director bonus	(15,656)	(7,677)	(43,913)
Offset income tax abroad		72,890
Merger of subsidiaries		67,311
Donations / Fines - Other	(88,308)	68,623	18,949
	(197,425)	6,927,194	1,282,461
Income tax
Current	(276,431)	(173,322)	(220,311)
Deferred	69,669	5,225,655	1,093,200
	(206,762)	5,052,333	872,889
Social Contribution
Current	(15,684)	(8,604)	(25,799)
Deferred	25,021	1,883,465	435,371
	9,337	1,874,861	409,572
Income and social contribution benefits (expenses) on the year	(197,425)	6,927,194	1,282,461

Effective rate of income and social contribution tax expenses	2.24%	39.27%	31.30%

1)	The effect of the difference in taxation of associates is substantially due to the difference between the nominal rates of Brazil and associates abroad.
2)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity and when determined limits and requirements are met. On December 31, 2021 the Company did not meet all limits and requirements therefore the expense is not deductible for the period.
3)	Income tax and social contribution deduction on profit or loss referring to the use of the (i) expenses with research and development (ii) PAT benefit ("Worker Food Program"), (iii) donations made in cultural projects, audiovisual, (iv) child and adolescent rights funds, and (v) extension of maternity and paternity leave.

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendence (“SUDENE”) in the Mucuri (BA), Eunápolis - Veracel (BA), Imperatriz (MA) and Aracruz - Portocel (ES) regions and in areas of the Superintendence of the Amazon Development ("SUDAM") in the Belém (PA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 and 2027, Imperatriz facility, expire in 2024, Eunápolis - Veracel (BA) and Belém (PA) facility, expire in 2025 and Aracruz – Portocel (ES), expire in 2030.

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balance on December 31, 2019	10,571,499
Addition	3,392,975
Depletion	(3,094,742)
Transfers	(23,471)
Gain on fair value adjustment	466,484
Disposal	(93,847)
Other write-offs	(57,688)
Balance on December 31, 2020	11,161,210
Addition	3,807,608
Depletion	(3,189,726)
Transfers	23,471
Gain on fair value adjustment	763,091
Disposal	(211,433)
Other write-offs	(105,489)
Balance on December 31, 2021	12,248,732

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of calculation.

The main assumptions such as Average annual growth (“IMA”), discount rate, and average gross  selling price of eucalyptus,  stand out as being the most sensitive where increases or reductions in these assumptions generate significant gains or losses in the measurement of fair value.

The assumptions used in measurement of the fair value of biological assets were:

i)	Average cycle of forest formation of 6 and 7 years;
ii)	Effective area of forest from the 3rd year of planting;
iii)	IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and ground conditions;
iv)	The estimated average standard cost per hectare includes expenses on silvicultural and forest management, applied to each year of formation of the biological cycle of forests, plus costs of land lease agreements and opportunity cost of own land;
v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and
vi)	The discount rate used in cash flows is measured based on capital structure and other economic assumptions in an independent market participant in the sale of standing wood (forests).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The table below discloses the measurement of the premises adopted:

	December 31,	December 31,
	2021	2020
Planted useful area (hectare)	1,060,806	1,020,176
Mature assets	138,739	111,866
Immature assets	922,067	908,310
Average annual growth (IMA) – m3/hectare/year	37.58	38.43
Average gross sale price of eucalyptus – R$/m3	76.38	70.22
Discount rate - %	8.9%	8.9%

The pricing model considers net cash flows, after deduction of taxes on profit at the applicable rates.

The fair value adjustment justified by variation of indicators mentioned above, which combined, resulted in a positive variation of R$763,091 recognized under other operating income (expense), net (Note 30).

	December 31,	December 31,
	2021	2020
Physical changes	148,190	156,906
Price	614,901	309,578
	763,091	466,484

The Company manages the financial and climate risks related to agricultural activities in a preventive manner. To reducing risks from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses.

The Company has no biological assets pledged in the year ended December 31, 2021 and 2020.

14.	INVESTMENTS
14.1.	Investments breakdown

	December 31,	December 31,
	2021	2020
Investments in associates and joint ventures	263,965	96,373
Goodwill (1)	231,743	236,360
Other investments evaluated at fair value through other comprehensive income - Celluforce	28,358	26,338
	524,066	359,071

1)The movement is due to the events disclosed in Note 1.2.5.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

14.2.	Investments in associates and joint ventures

	Information of joint ventures as of			Company Participation
	December 31,
	2021			Carrying amount		In the income (expenses) of the year
		Income	Participation
		(expenses)	equity	December 31,	December 31,	December 31,	December 31,
	Equity	of the year	(%)	2021	2020	2021	2020
Associate
Ensyn Corporation	16,089	(24,131)	26.24%	4,222	5,472	(6,332)	(7,629)
Spinnova Plc (1)	656,496	(92,023)	19.14%	125,653	15,387	(17,613)	(5,903)
				129,875	20,859	(23,945)	(13,532)

Joint ventures Domestic (Brazil)
Ibema Companhia Brasileira de Papel	235,349	88,228	49.90%	117,439	70,305	44,026	49,674

Foreign
F&E Technologies LLC	11,188		50.00%	5,594	5,209
Woodspin Oy	22,115	(9)	50.00%	11,057		(4)
				134,090	75,514	44,022	49,674

Other movements						110,239
						110,239
				263,965	96,373	130,316	36,142

1)Increase in Spinnova’s investment refers to the effects of this investee’s IPO (Note 1.2.5).

Average share price quoted on the NFNGM is EUR13.43 (thirteen Euros and forty-three cents) in the year ended December 31, 2021.

15.	PROPERTY, PLANT AND EQUIPMENT

			Machinery,
			equipment	Work in
	Lands	Buildings	and facilities	progress	Other (1)	Total
Average rate %		4.03	5.86		16.24

Cost
Balance as of December 31, 2019	10,321,574	8,767,789	42,520,577	969,701	933,326	63,512,967
Additions	2,274	2,825	194,086	1,289,738	14,332	1,503,255
Write-offs	(213,399)	(26,564)	(92,915)	(18,853)	(25,189)	(376,920)
Transfer and other (3)	(198,144)	459,084	562,747	(1,357,202)	137,126	(396,389)
Balance as of December 31, 2020	9,912,305	9,203,134	43,184,495	883,384	1,059,595	64,242,913
Additions	38,786		319,887	1,768,938	22,973	2,150,584
Write-offs (2)	(539,528)	(1,656)	(253,341)	(1,323)	(13,763)	(809,611)
Transfer and other (3)	379,539	214,340	698,591	(1,047,084)	35,796	281,182
Balance as of December 31, 2021	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068

Depreciation
Balance as of December 31, 2019		(2,979,916)	(18,850,386)		(561,720)	(22,392,022)
Additions		(291,862)	(2,390,583)		(110,012)	(2,792,457)
Write-offs		25,992	64,397		8,067	98,456
Balance as of December 31, 2020		(3,245,786)	(21,176,572)		(663,665)	(25,086,023)
Additions		(331,691)	(2,356,184)		(120,796)	(2,808,671)
Write-offs		495	186,775		11,535	198,805
Transfer and other		(115)	1,145		(506)	524
Balance as of December 31, 2021		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)

Book value
Balance as of December 31, 2020	9,912,305	5,957,348	22,007,923	883,384	395,930	39,156,890
Balance as of December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703

1)Includes vehicles, furniture and utensils and computer equipment.
2)Includes, mainly, the write-off for the sale of rural properties to Turvinho (Note 1.2.2).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

3)	Includes transfers carried out between the items of property, plant and equipment, intangible, inventories and assets held for sale (Note 1.2.2).

For the year ended December 31, 2021, the Company evaluated the business, market and climate impacts and did not identify any trigger to perform the impairment test of property, plant and equipment.

15.1.	Items pledged as collateral

For the year ended December 31, 2021, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$19,488,481 (R$20,903,151 in the same units as of December 31, 2020).

15.2.	Capitalized expenses

For the year ended December 31, 2021, the Company capitalized loan costs in the amount of R$18,624 (R$10,636 as of December 31, 2020). The weighted average interest rate, adjusted by the equalization of exchange rate effects, utilized to determine the capitalized amount was 12.04% p.a. (9.06% p.a. as of December 31, 2020).

16.	INTANGIBLE
16.1.	Goodwill and intangible assets with indefinite useful life

	December 31,	December 31,
	2021	2020
Facepa	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	3,216	1,196
	8,019,599	8,017,579

1)	Refer to other intangible assets with indefinite useful life such as servitude of passage and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 29.4.

The calculation of the value in use of non-financial assets is done annually using the discounted cash flow method. In 2021, the Company used the strategic plan and annual budget with growing projections until 2026 and the average perpetuity of the cash generating unit considering a nominal rate of 3.14% p.a. from this date, based on historical information of previous years, economic and financial projections from each specific market that the Company has operations, impacts of potential climate changes, and additionally include official information disclosed by independent institutions and government agencies.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The discount rate, after taxes, adopted by the Management was 8.50% p.a., calculated based on weighted average cost of capital (“WACC”). The assumptions in the table set forth below were also adopted:

	2022	2023	2024	2025	2026
Net average pulp price – Foreign market (US$/t)
Asia	514.9	595.7	607.2	546.2	550.0
Europa	571.5	545.7	597.8	535.2	550.0
North America	613.4	592.6	649.2	581.2	597.3
Latin America	609.5	582.7	638.3	571.4	587.3
Net average pulp price – Internal market (US$/t)	536.7	504.3	552.4	494.6	508.3
Average exchange rate (R$/U.S.$)	5.24	5.10	5.08	5.43	5.19
Discount rate (post-tax)	8.50% p.a.	8.50% p.a.	8.50% p.a.	8.50% p.a.	8.50% p.a
Discount rate (pre-tax).	11.90% p.a.	11.90% p.a.	11.90% p.a.	11.90% p.a.	11.90% p.a.

Based on Management's analyzes carried out in 2021, the recoverable amount is higher than the book value and, consequently, no impairment loss was identified.

16.2.	Intangible assets with determined useful life

		December 31,	December 31,
		2021	2020
Beginning balance		8,741,949	9,649,789
Additions		285,278	2,307
Amortization		(973,516)	(980,385)
Transfers and others		(38,971)	70,238
Ending balance		8,014,740	8,741,949

Represented by	Average rate %
Non-compete agreement	5 and 46.1	5,394	5,706
Ports concession	4.3	199,658	209,506
Lease agreements	16.9	21,873	29,373
Supplier agreements	12.9	70,368	85,182
Port service contracts	4.2	609,283	639,275
Cultivars	14.3	81,568	101,960
Trademarks and patents	10.0	14,071	16,627
Customer portfolio	9.1	6,567,840	7,388,820
Supplier agreements	17.6	31,993	41,250
Software	20.0	121,312	123,788
Others	7.2	291,380	100,462
		8,014,740	8,741,949

For the year ended December 31, 2021, the Company did not identify any trigger to perform the impairment test of intangible assets with determined useful life.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

17.	TRADE ACCOUNTS PAYABLE

	December 31,	December 31,
	2021	2020
In local currency
Related party (Note 11.1) (1)	6,288	2,849
Third party	2,677,052	1,865,632
In foreign currency
Third party	605,557	492,617
	3,288,897	2,361,098

1)	The balance refers, substantially, to transactions with Ibema Companhia Brasileira de Papel.

18.	LOANS, FINANCING AND DEBENTURES
18.1.	Breakdown by type

		Average	Current		Non-current		Total
		annual
		interest rate -	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Type	Interest rate	%	2021	2020	2021	2020	2021	2020
In foreign currency
BNDES	UMBNDES	4.81	14,399	2,506	11,952	24,486	26,351	26,992
Bonds	Fixed	4.99	972,053	779,046	46,253,007	37,232,554	47,225,060	38,011,600
Export credits ("export prepayment")	LIBOR/Fixed	2.36	818,896	718,623	17,916,691	19,400,208	18,735,587	20,118,831
Others			782	2,516			782	2,516
			1,806,130	1,502,691	64,181,650	56,657,248	65,987,780	58,159,939

In local currency
BNDES	TJLP	7.63	67,499	276,441	312,077	1,254,222	379,576	1,530,663
BNDES	TLP	9.68	32,854	25,535	703,502	522,367	736,356	547,902
BNDES	Fixed	4.79	24,672	29,115	22,611	47,177	47,283	76,292
BNDES	SELIC	5.52	35,086	98,531	782,685	1,068,959	817,771	1,167,490
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	11.28	1,561,639	32,156	1,687,560	3,025,527	3,249,199	3,057,683
NCE ("Export credit note")	CDI	10.15	39,535	15,184	1,276,330	1,275,045	1,315,865	1,290,229
NCR ("Rural producer certificate")	CDI	10.57	7,335	2,738	273,852	273,578	281,187	276,316
Export credits ("export prepayment")	Fixed	8.06	77,694	77,570	1,314,737	1,313,661	1,392,431	1,391,231
Debentures	CDI	10.71	21,980	7,590	5,418,088	5,415,061	5,440,068	5,422,651
Others (Working capital and Industrial Development Fund (“FDI”) and fair value adjustment on business combination)			(18,887)	(24,165)		3,651	(18,887)	(20,514)
			1,849,407	540,695	11,791,442	14,199,248	13,640,849	14,739,943
			3,655,537	2,043,386	75,973,092	70,856,496	79,628,629	72,899,882

Interest on financing			1,204,490	935,010			1,204,490	935,010
Non-current funding			2,451,047	1,108,376	75,973,092	70,856,496	78,424,139	71,964,872
			3,655,537	2,043,386	75,973,092	70,856,496	79,628,629	72,899,882

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

18.2.	Rollforward in loans, financing and debentures

	December 31,	December 31,
	2021	2020
Beginning balance	72,899,882	63,684,326
Fundraising, net issuances	16,991,962	14,761,796
Interest accrued	3,207,278	3,286,254
Premium with early settlement	260,289	391,390
Monetary and exchange rate variation, net	4,847,320	13,365,471
Settlement of principal	(15,469,423)	(19,092,810)
Settlement of interest	(2,953,573)	(3,244,948)
Payment of premium with early settlements	(260,289)	(378,382)
Amortization of fundraising costs	103,246	87,959
Others	1,937	38,826
Ending balance	79,628,629	72,899,882

18.3.	Breakdown by maturity – non current

	2023	2024	2025	2026	2027	2028 onwards	Total
In foreign currency
BNDES	11,952						11,952
Bonds			1,876,648	2,904,133	3,859,970	37,612,256	46,253,007
Export credits ("export prepayment")		2,103,437	6,113,748	5,388,749	4,310,757		17,916,691
	11,952	2,103,437	7,990,396	8,292,882	8,170,727	37,612,256	64,181,650

In local currency
BNDES – TJLP	67,880	47,624	97,483	84,422	6,995	7,673	312,077
BNDES – TLP	18,866	18,866	17,618	23,245	91,995	532,912	703,502
BNDES – Fixed	18,610	4,001					22,611
BNDES – Selic	58,779	50,281	181,221	181,266	23,352	287,786	782,685
CRA (“Agribusiness Receivables Certificates”)	1,687,560						1,687,560
NCE ("Export credit note")			640,800	635,530			1,276,330
NCR ("Rural producer certificate")			137,500	136,352			273,852
Export credits (“export prepayment”)		1,314,737					1,314,737
Debentures			2,340,550	2,329,715		747,823	5,418,088
	1,851,695	1,435,509	3,415,172	3,390,530	122,342	1,576,194	11,791,442
	1,863,647	3,538,946	11,405,568	11,683,412	8,293,069	39,188,450	75,973,092

18.4.	Breakdown by currency

	December 31,	December 31,
	2021	2020
Brazilian Reais	13,629,978	14,727,803
U.S. Dollar	65,972,300	58,145,087
Currency basket	26,351	26,992
	79,628,629	72,899,882

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
			December 31,	December 31,
Type	Cost	Amortization	2021	2020
Bonds	434,970	173,964	261,006	238,568
CRA and NCE	125,222	103,616	21,606	32,374
Export credits ("export prepayment")	191,710	80,893	110,817	56,028
Debentures	24,467	11,455	13,012	16,039
BNDES (“IOF”) (1)	62,658	49,185	13,473	40,611
Others	18,147	16,999	1,148	1,422
	857,174	436,112	421,062	385,042

1)	Tax on Financial Operations
18.6.	Relevant transactions entered into the year
18.6.1.	Export Prepayment Agreements (“EPP”)

On February 10, 2021, the Company, through its associate Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), entered into a sustainability-linked export prepayment agreement in the amount of US$1.570.000 (equivalent to R$8,481,768 on the transaction date) maturing in six years, with quarterly interest rate payment of LIBOR plus 1.15%, which may be subject to positive or negative adjustments ranging from -2bps/+2bps p.a. depending on our progress in achieving certain milestones towards satisfying key performance metrics (“KPIs”) related to our industrial water withdrawals and greenhouse gas emissions, to be confirmed by an independent external verifier.

18.6.2.	Issuance of Sustainability-linked Notes 2032 (“Notes 2032”)

On July 1, 2021, the Company, through its associate Suzano Austria GmbH ("Suzano Austria"), issued Senior Notes totaling US$1,000,000 (equivalent to R$5,005,500 on the transaction date) with yield of 3.280% p.a., with a coupon of 3.125% p.a., to be paid semi-annually, on the 15th of January and July of each year, starting on January 15, 2022, and maturing on January 15, 2032.

The Notes have environmental performance indicators (“Key Performance Indicator - KPI”) associated with a goal of (i) reducing the industrial water withdrawal intensity and (ii) achieve 30% in the representative of women in leadership positions in the Company by the end of 2025, evidencing Suzano’s commitment to a more efficient usage of natural resources in its operations and with diversity & inclusion and in convergence with the implementation of its Long Term Goal.

Under the terms of the Senior Notes 2032, from July 16, 2027 until the due date, the interest rate payable will increase by 12.5 basis points unless the Company provides confirmation to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2027, of compliance with the target of reducing industrial water abstraction to a volume less than or equal to 26.1m³ per ton produced, calculated using the average of realized values in 2025 and 2026. In parallel, from July 16, 2026 until the due date, the interest rate payable will increase by 12.5 basis points unless the Company provides confirmation to the thereof trustee, together with a confirmation issued by the external expert at least 30 days prior to July 16, 2026, that the target of 30% or more women in leadership positions has been met by December 31, 2025. Additionally, pursuant to the Sustainability-Linked Securities Framework, the Company has committed to publish annually a Sustainability Report, together with a verification assurance report issued by the External Verifier. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the Capital Markets Association.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The Notes are senior obligations and are fully guaranteed by the Company.

18.6.3.	Issuance of Sustainability-linked Notes 2028 (“Notes 2028”)

On September 8, 2021, the Company, through its associate Suzano Austria GmbH ("Suzano Austria"), issued Senior Notes totaling US$500,000 (equivalent to R$2,609,500 on the transaction date) with yield of 2.70% p.a., with a coupon of 2.50% p.a., to be paid semi-annually, on the 15th of March and September of each year, starting on March 15, 2022, and maturing on September 15, 2028.

The Notes have the same environmental performance indicators (KPI) assumed by the 2032 Senior Notes and are fully guaranteed by the Company. However, in case of non-compliance with any of the indicators, the increase in interest rates will be of 25.0 basis points by target.

18.7.	Relevant transactions settled in the year
18.7.1.	Early settlement of financing with BNDES

On February 9, 2021, the Company early settled a financing contract with BNDES, in the principal amount of R$1,454,025, with original maturity in May 2026 and monthly interest rate indexed to SELIC + 3% p.a. and TJLP + 2%, transaction cost in the amount of R$24,097 and premium payment in the amount of R$32,933.

18.7.2.	Export Prepayment Agreements (“EPP”)

On March 8, 2021, the Company, through its associate Suzano Pulp and Paper Europe S.A., partially settled the export prepayment agreement in the principal amount of US$1,666,848 (equivalent to R$9,558,205 on the transaction date), with original maturity in December 2023 and quarterly interest payments of 1.15% p.a. plus quarterly LIBOR.

On December 27, 2021 the Company, through its associate Suzano International Trade GmbH e Fibria Overseas Finance Ltd., has concluded a transaction to extend the debt maturity date of the export prepayment agreement, on total amount of US$750.000 (equivalent to R$2,910,975 on the transaction date), signed on June 14, 2019. The EPP Agreement remains with the same commercial conditions as originally agreed, at the cost of Libor + 1.15% p.a.

18.7.3.	Total Repurchase of 2024 Notes

On July 26, 2021 the Company, through its associate Fibria Overseas Finance Ltd. (“Fibria Overseas”) exercised its right to redeem all of the outstanding aggregate principal amount of its 5.250% Notes due 2024 (“2024 Notes”) currently outstanding, in the total aggregate principal amount of US$352,793 (equivalent to R$1,829,690 on the transaction date).

Fibria Overseas redeemed the 2024 Notes, with funds obtained from the issuance of the 2032 Notes (Note 30.1), at a repurchase price equal to the greater of (a) 100.0% of the principal amount thereof, and (b) the sum of the present values of each remaining scheduled payment of principal and interest thereon discounted to the repurchase date on a semi-annual basis using a discount rate equal to the treasury rate plus 0.40%, plus in the case of item (a) only, accrued and unpaid interest on the principal amount of the 2024 Notes to the repurchase date (the “Make-Whole Amount”), plus in each case any accrued and unpaid interest and additional amounts, if any, on such securities to the repurchase date, as calculated by the Independent Investment Banker.

In the execution of the total repurchase, premium payments were made in the amounts of US$43,781 (equivalent to R$227,063 on the transaction date), to the bondholders of Notes 2024 recognized in the financial result and payment of interest of US$3,807 (equivalent to R$19,745 on the transaction date).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The 2024 Notes are no longer listed on the NYSE and the related guarantee by the guarantor was cancelled and any obligation thereunder extinguished.

18.7.4.	Early Settlement of the Export Prepayment Agreement

On July 27, 2021 the Company, through its associate Suzano Pulp and Paper Europe S.A., concluded the early settlement of the export prepayment agreement, entered into on December 4, 2018, as part of the funding structure for payment of the cash installment related to the business combination with Fibria Celulose S.A., with the Company as guarantor of the transaction (“Prepayment Agreement”). On this date, the updated balance of the Prepayment Agreement was US$333,152 (equivalent to R$1,721,364 on the transaction date), at the cost of Libor + 1.15% p.a., with an average term of 24 months and final maturity in December 4, 2023.

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

19.	LEASE
19.1.	Right of use

The rollforward is set forth below:

	Lands	Machines		Ships
	and	and		and
	farms	equipment’s	Buildings	boats	Vehicles	Total
Balance as of December 31, 2019	1,769,645	130,051	45,999	1,904,455	87	3,850,237
Additions/updates	858,085	45,624	90,616	95,768	2,675	1,092,768
Depreciation (1)	(265,091)	(18,078)	(43,903)	(122,904)	(313)	(450,289)
Write-offs	(74,578)	(72,332)	(1,728)			(148,638)
Balance as of December 31, 2020	2,288,061	85,265	90,984	1,877,319	2,449	4,344,078
Additions/updates	885,272	20,646	52,140	1,861	4,600	964,519
Depreciation (1)	(304,922)	(19,447)	(54,714)	(125,190)	(4,319)	(508,592)
Write-offs				(5,982)		(5,982)
Balance as of December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023

1)	The amount of depreciation related to land is reclassified to biological assets to compose the formation cost.

For the year ended December 31, 2021, the Company is not committed to lease agreements not yet in force.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

19.2.	Lease liabilities

The balance of lease payables for the year ended December 31, 2021, measured at present value and discounted by the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	11.89	November/2049	2,971,738
Machines and equipment’s	11.05	April/2035	182,297
Buildings	9.70	December/2031	79,669
Ships and boats	11.39	February/2039	2,656,935
Vehicles	10.04	October/2023	2,555
			5,893,194

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms like the lease agreements.
2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

The Company have renewed the subleasing transaction of 2 (two) ships, under the same conditions as before, for another period of 10 months and the amount of US$7,500 (equivalent to R$40,253 on the transaction date), only replacing the ships, due to the need for planned operational maintenance. The transaction has been effective since February 08, 2021 and May 11, 2021, for each of the ships and will not be renewed.

The rollforward is set forth below:

Balance as of December 31, 2019	3,984,070
Additions	1,092,768
Write-offs	(148,638)
Payments	(824,245)
Accrual of financial charges (1)	486,286
Exchange rate variation	601,519
Balance as of December 31, 2020	5,191,760
Additions	964,519
Write-offs	(5,982)
Payments	(1,012,137)
Accrual of financial charges (1)	560,619
Exchange rate variation	194,415
Balance as of December 31, 2021	5,893,194

Current	623,282
Non-current	5,269,912

1)	On December 31, 2021, the amount of R$132,685 related to interest expenses on leased lands was capitalized to biological assets to compose the formation cost (R$88,540 as of December 31, 2020).

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

19.2.1.	Amounts recognized in the statement of income for the year

The amounts recognized are set for the below:

	December 31, 2021	December 31, 2020
Expenses relating to short-term assets	5,239	7,365
Expenses relating to low-value assets	3,413	12,182
	8,652	19,547

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising from the normal course of business, which include tax, social security, labor, civil, environment and real estate risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings, based on legal advice, which reflect the estimated probable losses.

The Company’s Management believes that, based on the elements existing at the base date of these consolidated financial statements, its provision for tax, social security, civil, environment and labor risks, accounted for according to IAS 37 is enough to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Rollforward and changes in the provisions according to the nature of the proceedings for probable losses, net of judicial deposits

	December 31,
	2021
	Tax and		Civil,
	social		environment	Contingent
	security	Labor	and real estate	liabilities (1) (2)	Total
Balance provision at the beginning for the year	476,070	217,180	50,368	2,709,253	3,452,871
Payments	(21,155)	(37,368)	(49,519)		(108,042)
Write-off	(5,807)	(105,366)	(9,249)	(14,712)	(135,134)
Additions	17,718	88,777	79,245		185,740
Monetary adjustment	10,270	15,702	11,747		37,719
Balance provision	477,096	178,925	82,592	2,694,541	3,433,154
Judicial deposits	(135,590)	(45,302)	(19,650)		(200,542)
Balance provision at the end for the year	341,506	133,623	62,942	2,694,541	3,232,612
1)

Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,496,358 and civil in the amount of R$198,183, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 - Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

	December 31,
	2020
	Tax and		Civil,
	social		environment	Contingent
	security	Labor	and real estate	liabilities (1) (2)	Total
Balance provision at the beginning for the year	492,413	227,139	64,897	2,902,352	3,686,801
Payments	(23,162)	(43,783)	(14,618)		(81,563)
Write-off	(23,106)	(52,333)	(25,223)	(193,099)	(293,761)
Additions	20,560	64,053	17,337		101,950
Monetary adjustment	9,365	22,104	7,975		39,444
Balance provision	476,070	217,180	50,368	2,709,253	3,452,871
Judicial deposits	(135,641)	(57,780)	(3,495)		(196,916)
Balance provision at the end for the year	340,429	159,400	46,873	2,709,253	3,255,955
1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,508,162 and civil in the amount of R$201,091, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.
2)	Reversal due to a change in prognosis and/or settlement.
20.1.1.	Tax and social security

For the year ended December 31, 2021, the Company has 50 (fifty) (51 (fifty-one) as of December 31, 2020) administrative and judicial lawsuits of a tax and social security nature in which the disputed matters related, Income Tax (“IRPJ”), Social Contribution (“CSLL”), Social Integration Program (“PIS”), Social Security Funding Contribution (“COFINS”), Social Security Contribution, Tax on Sales and Services (“ICMS”), among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.2.	Labor

For the year ended December 31, 2021, the Company has 987 (nine hundred eighty-seven) (1,010 (one thousand and ten) as of December 31, 2020) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil, environment and real estate

For the year ended December 31, 2021, the Company has 57 (fifty-seven) (58 (fifty-eight) as of December 31, 2020) civil, environmental and real estate lawsuits.

Civil, environment and real estate proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

20.2.	Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by Management with the support from legal counsel and therefore no provision was recorded:

	December 31,	December 31,
	2021	2020
Taxes and social security(1)	7,539,938	7,145,147
Labor	211,767	263,971
Civil and environment (1)	3,691,778	3,068,884
	11,443,483	10,478,002
1)	The amounts above do not include the fair value adjustment allocated to probable contingencies of R$2,515,486 (R$2,677,970 as of December 31, 2020), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination, as presented in note 20.1.1. above.

20.2.1.	Tax and social securities

For the year ended December 31, 2021, the Company has 766 (seven hundred sixty-six) (782 (seven hundred eighty-two) as of December 31, 2020) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$7,539,938 (R$7,145,147 as of December 31, 2020) for which there is no provision was recorded.

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

On January 19, 2016, the Tax Federal Administrative Court (“CARF - Conselho Administrativo de Recursos Fiscais”) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The Company presented judicial guarantee, which was accepted, and is now awaiting the judgement of the case. We maintain our position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible. In the year ended  December 31, 2021 the amount is R$2,351,673 (R$2,296,032 as of December 31, 2020).

(ii)	Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses – 2010: in December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We present administrative appeal on the legal period, judged partially valid. The decision was object of voluntary recourse, presented by us in November 2017. On October 16, 2018, the judgement was converted into a diligence, through resolution n. 1402-000723. Currently, the resolution is expected to be formalized. In the year ended December 31, 2021 the amount is R$728,567 (R$712,531 as of December 31, 2020).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

(iii)	IRPJ/CSLL - partial approval: the Company requested approval to offset 1997 tax losses with amounts owed to the tax authorities. The authorities approved in March 2009, only R$83,000, which generated a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision of CARF in August 2019, which granted the Voluntary Appeal filed by the Company. For the remaining credit, the Company has appealed the rejection of the tax credits and obtained a partially favorable decision, and the final decision is under discussion in the judicial level. Shortly after, an appeal was filed, which was judged in session, it was determined the conversion of the done in diligence. On November 6, 2018, a decision was filed reinforcing the tax authorities’ conclusion at the first approval and our arguments. In the year ended December 31, 2021 the amount is R$106,811 (R$104,873 as of December 31, 2020).

(iv)	Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): in 2002 the Company was granted its request by the Brazilian Federal Revenue Service (“Receita Federal do Brasil”) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by SUDENE.

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

The contingency is being discussed in the judicial sphere, where the final judgment of the Embargoes Execution presented by the Company is awaited. In the year ended December 31, 2021 the amount  is R$129,701 (R$127,391 as of December 31, 2020).

(v)	PIS/COFINS – Goods and services – 2009 to 2011: in December 2013, the Company was assessed by the Brazilian Federal Revenue Service demanding the collection of PIS and COFINS credits disallowed because they are not allegedly linked to its operating activities. In the first instance, the objection filed by the Company was dismissed. After the Voluntary Appeal was filed, it was partially provided in April 2016. From this decision, the National Treasury filed a Special Appeal to the Superior Chamber and the Company filed a Statement of Appeal, which are still pending judgment. The updated amount involved up to December 31, 2021 is R$169,784 (R$166,355 as of December 31, 2020).
(vi)	Offsetting - IRRF - period 2000: the Company filed a lawsuit for offsetting IRRF credits measured in the year ended December 31, 2000, with debts owed to the Brazilian Federal Revenue Service. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. From this decision, the Company filed a Voluntary Appeal with CARF, which is pending judgment. In the year ended December 31, 2021 the amount is R$111,437 (R$109,903 as of December 31, 2020).
(vii)Tax assessment - Corporate Income Tax and Social Contribution: on October 5, 2020, the Company was notified about the tax assessment issued by the Brazilian Internal Revenue Service claiming the payment of Corporate Income Tax and Social Contribution, resulting from the remeasurement of profit of its subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. Besides the Company, Statutory Executive Officers’ (“Officers”) from Suzano Trading were also included as co-responsible. The Company, based on the legal advisors, considered the risk of loss as possible in regard to the Company and, in reference to the Officers, also possible but with more chances of winning (possible to remote). In the year ended December 31, 2021 the amount is R$470,119 (R$454,898 as of December 31, 2020).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

(viii)Tax assessment - taxation on a universal basis - year 2015: on November 3, 2020, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on calendar year 2015, due to the lack of addition, in determining taxable income and the social contribution calculation basis, of profits earned by subsidiaries abroad. The Company, based on the legal advisors, considered the risk of loss as possible. Currently, the defense presented at the administrative level is awaiting judgment. In the year ended December 31, 2021 the amount is R$149,486 (R$145,026 as of December 31, 2020).

20.2.2.	Labor

On December 31, 2021, the Company was a defendant in 1,462 (one thousand, four hundred and sixty-two) labor lawsuits, totaling R$211,767 (1,653 (one thousand, six hundred and fifty-three) labor lawsuits, totaling R$263,971 as of December 31, 2020).

The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.

20.2.3.	Civil and environmental

On December 31, 2021, the Company is a defendant in approximately 205 (two hundred and five) civil, environmental and real estate lawsuits, totaled the amount of R$3,691,778 (324 (three hundred and twenty-four lawsuits totaled R$3,068,884 as of December 31, 2020).

In general, the civil and environmental proceedings in which the Company, including its subsidiaries, is a defendant are mainly related to the discussion about the competence for environmental licensing, repair of environmental damages, matters of an indemnity nature, including those arising from discussions about contractual obligations, precautionary measures, possessory actions, damage repair and revision actions, actions aimed at the recovery of credits (collection actions, monitoring, executions, credit qualifications in bankruptcy and judicial recovery), actions of interest to social movements, such as such as landless workers, quilombola communities, indigenous people and fishermen, and actions resulting from traffic accidents. The Company has a general civil liability insurance policy that aims to cover, within the limits contracted in the policy, any legal convictions, by way of damages caused to third parties (including employees).

Regarding civil matters, we are involved in 2 (two) Public Civil Claims (“Ação Civil Pública”) filed by the Federal Public Prosecution Office  requesting (i) a preliminary injunction to prohibit Company’s trucks from transporting wood in federal highways above legal weight restrictions (ii) an increase in the fine for cases of overweight and (iii) compensation for damages to property allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of the Claims was ruled against the Company. Suzano presented an appeal to the Court of Appeals, requesting an interim relief to stay the effects of such ruling until a final decision is reached. We are currently waiting for the ruling on the interim relief by the 1st Regional Federal Court Appeals. In 2021, both were suspended due to the decision of the STJ to evaluate the points of discussion in the form of a repetitive appeal. Still no date for judgment.

Furthermore, the Company also sued a competitor from the midwest region due to the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the merged subsidiary Fibria. The prohibition of cultivation of this biological asset by the competitor is protected by an injunction still in force. While the sentence is pending, the competitor filed an action to annul the cultivar registration, but the course of the first action was not harmed. The judgment of the case is awaited.

In November 2020, a maritime logistics provider initiated an arbitration proceeding against the Company following the early termination of the contract. The counterparty pleads the execution of a put option clause (imposing the ownership and acquisition of barges) supposedly provided for in the contract as a penalty for early termination, as well as the payment of alleged losses and damages suffered as a result of the termination. Suzano, in turn, claims that the put option is not due and, even if it were due, the put option clause is at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020 abusive in the economic relationship of the contract. The case is still in the process of submitting the formal statements of each party to the Arbitral Tribunal.

The Company is still defendant in 2 (“two”) ACPs, filed in 2015 by the Federal Public Ministry (“MPF”) and the National Institute for Colonization and Agricultural Reform (“INCRA”) against the merged subsidiary Fibria, from the State Espírito Santo and BNDES, aiming at the nullity of some property titles granted by the State to the Company in the municipalities of Conceição da Barra and São Mateus. The decisions, issued by the judge of 1st instance of the Federal Justice, declare the nullity of these titles and determine the return of these properties to the property of the State. The decisions rendered are not final and the Company has filed appropriate appeals for the reversal of this decision in the 2nd instance. It is important to highlight that the properties whose titles are discussed in the ACPs add up to a total of approximately 10,500 hectares, and of this total, according to Suzano's best information, only approximately 4,000 hectares are included in demarcation procedures initiated by INCRA in favor of quilombola communities in region. None of these demarcation procedures is finalized. Suzano is the legitimate owner of the properties under discussion and will continue to discuss the matter in court, in order to prove in court the legality of the acquisitions made at the time of acquisition.

Among the environmental lawsuits, 1 (“one”) ACPs filed by the MPF in the northeast region of Brazil stand out, challenging the jurisdiction of the state environmental agency to grant environmental licenses. The MPF alleges that the environmental licensing procedures related to our industrial plant in the state of Maranhão must be carried out by the Federal Environment Agency (“IBAMA”). The risks involved are delays in our planting schedule and the suspension of activities at the Maranhão industrial unit until a new license is issued. We believe that there are good chances of defense in this case, since IBAMA does not recognize that it has competence to execute the licensing process and there is no clear legal basis to support such jurisdiction.

In addition, we are involved in 1 (“one”) ACP filed by the MPF in the state of the negative impacts of our operation in the Baixo Parnaíba Region. The MPF claims that the occupation of these areas caused socio-environmental impacts in eastern Maranhão. Currently, the action is in the preparatory phase, with the beginning of the expert procedures. We believe in remote chances of loss in this case, since the report used to support the requests was made unilaterally and will be questioned during the expert investigation.

It should be noted that 2 (“two”) litigations that appeared in previous financial statements were closed, which are: i) ACP related to the environmental impacts allegedly caused in the city of Cubatão/SP, in which an agreement was reached with the Public Ministry of State of São Paulo (“MPSP”), pending ratification by the São Paulo Court of Justice and ii) ACP related to the licensing of eucalyptus plantations in the Urbano Santos/MA region, in which an agreement was signed by the competent federal court.

20.3.	Contingent assets
20.3.1.	Assets arising from the exclusion of VAT (ICMS) from PIS and COFINS tax basis

In judgment held on May 13, 2021, the Federal Supreme Court (“STF”) examined the amendment of judgment filed by the Federal Government, set out the understanding regarding the exclusion of VAT (ICMS) from PIS and COFINS tax basis in the Extraordinary Appeal proceeding nº 574,706, stating that:

(i)	The effects of exclusion of VAT (ICMS) from PIS and COFINS tax basis must take place after March 15, 2017, except for lawsuits and administrative requirements filled by March 15, 2017, and
(ii)	The VAT (ICMS) to be excluded from tax basis from PIS and COFINS is what is highlighted in the invoices.

With the edition of Opinion Nº. 7698/2021, the National Treasury Attorney's Office ("PGFN"), confirming the understanding of the STF, established that:

(i)	Regarding to income earned from March 16, 2017, VAT (ICMS) value highlighted in the corresponding sales invoices must not be included on tax basis of PIS and COFINS, regardless of whether legal entity has filed a lawsuit or not; and

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

(ii)	Regarding to income earned up to March 15, 2017, VAT (ICMS) value highlighted in the corresponding sales invoices must not be included on tax basis of PIS and COFINS, only if the legal entity has filed a lawsuit by March 15, 2017.

Over the years, the Company and its associates have filled lawsuits to recognize their rights to exclude ICMS (VAT) from the PIS and COFINS tax basis, including periods since March 1992. The lawsuits filed by the Company and its associates are in different procedural phases, with some final decision and other pending final position by the Courts. Notwithstanding, the fact that the lawsuits are in different procedural phases, the Company believes, supported by its legal counsel, that due to the final decision by the STF on the matter, the economic benefits arising from the lawsuits are practically certain and, therefore, they are no longer contingent assets, and the credits must be recorded.

Thus, in the year ended December 31, 2021, the total PIS and COFINS tax credits to be recovered recognized by the Company, following exactly the terms decided by the STF regarding the exclusion of ICMS (VAT) from the PIS and COFINS tax basis, is R$582,433, of which were recognized, R$128,115 in September 2019 and R$454,318 until December 2021. Recognition is based on the best estimate and tax documents currently available, and this amount may be subject to adjustments arising from obtaining tax documents for older periods and/or other adjustments, to the estimate that may arise in the final confirmation of the effective values of the credit.

20.3.2.	SELIC update on undue tax

In September 2021, the STF held, by a majority of votes, that the Federal Government cannot charge IRPJ and CSLL on amounts referring to the SELIC rate received due to the repetition of undue tax. Nevertheless, the aforementioned judgment has not been definitively concluded with the respective final and unappealable decision, the Company, together with its advisors, understands that, in principle, there is no possibility of reversing the understanding on the merits. In this way, the Company carried out a survey of the credits referring to IRPJ and CSLL to be recovered, and in view of the immateriality of the amounts until this moment, it understands the continuity of the survey with external advisors for the proper bookkeeping of the assets in a timely manner.

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plan and defined benefit plan, such as medical assistance and life insurance, as set forth below:

21.1.	Pension plan

The Company has a current supplementary retirement plans, as disclosed below.

21.1.1.	Pension plan - Suzano Prev

In 2005, the Company established the Suzano Prev pension plan managed by BrasilPrev, an open private pension entity, which serves employees of Suzano Group Companies, in the defined contribution plan.

Under the terms of the benefit plan agreement, for employees who have a salary above 10 URS's, in addition to the 0.5% contribution, the contributions of the company follow the employees' contributions and affect on the portion of the salary that exceeds the 10 URS's, which can vary from 1% to 6% of the nominal salary. This plan is called Basic Contribution 1.

The Company’s contributions to the employee are 0.5% of the nominal salary that does not exceed 10 Suzano reference units (“URS”), even though there is no contribution from the employee. This plan is called Basic Contribution 2.

From August 2020, for employees who have a salary lower than 10 URS's, they will be able to invest 0.5 or 1.0% of the nominal salary and the Company will monitor the employee's contributions. The employee can choose to invest up to 12% of the salary in the Suzano at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

Prev pension plan, and the excess of Basic Contribution 1 or 2 may be invested in the supplementary contribution, where there is no counterpart from the Company and the employee must consider the two contributions to limit 12% of the salary.

Access to the balance formed by the Company's contributions only occurs upon dismissal and is directly related to the length of employment relationship.

Contributions made by the Company for the year ended December 31, 2021 totaled R$13,993 recognized in under employee benefits (R$9,388 as of December 31, 2020, includes balance from Fundação Senador José Ermírio de Moraes - Funsejem, terminated in July 2020).

21.2.	Defined benefits plan

The Company offers the following post-employment in addition to the pension plans, which are measured by actuarial calculation and recognized in the financial statement, as detailed below.

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

21.2.3.	Rollforward of actuarial liability

The rollforward of actuarial liability prepared based on actuarial report, is set forth below:

Balance on December 31, 2019	736,179
Interest on actuarial liabilities	53,092
Actuarial loss	33,843
Employee contribution	(88)
Exchange rate variation	487
Benefits paid	(38,468)
Balance on December 31, 2020	785,045
Interest on actuarial liabilities	55,849
Actuarial gain	(119,642)
Exchange rate variation	37
Benefits paid	(46,131)
Balance on December 31, 2021	675,158

21.2.4.	Economic actuarial assumptions and biometric data

The main economic actuarial assumptions and biometric data used in the actuarial calculations are set forth below:

	December 31,	December 31,
	2021	2020
Economic
Nominal discount rate – medical assistance and life insurance	8.92% p.a.	7.16% p.a.
Medical cost growth rate	3.25% p.a.	3.25% p.a.
Nominal inflation	3.25% p.a.	3.25% p.a.
Aging factor	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.
Biometric
Table of general mortality	AT-2000	AT-2000
Table of mortality of disable persons	IAPB 57	IAPB 57
Turnover	1.00% p.a.	1.00% p.a.
Other
Retirement age	65 years	65 years
	90% married	90% married
Family composition	Men 4 years + old	Men 4 years + old
Permanency in the plan	100%	100%

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

21.2.5.	Sensitivity analysis

The sensitivity analysis regarding the relevant assumptions of the plans on December 31, 2021, as set forth below:

Discount rate			Medical costs growth rate
+0.50%	R$	(702,456)	+1.00%	R$	741,047
-0.50%	R$	631,746	-1.00%	R$	(601,154)

21.2.6.	Forecast and average duration of payments of obligations

The expected benefit payments for future years (10 years), from the obligation of benefits granted and the average duration of the plan obligations, are as set forth below:

Medical
assistance and
Payments	life insurance
2022	38,830
2023	41,550
2024	44,373
2025	47,191
2026	50,125
Up to 2027	294,479

22.	SHARE-BASED COMPENSATION PLAN

For the year ended December 31, 2021, the Company has 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) restricted shares, settled in shares.

The characteristics and measurement method of such each plan are disclosed below.

22.1.	Long term compensation plans (“PS and SAR”)

Certain executives and key members of the Management have a long-term compensation plan linked to the share price with payment in cash.

Throughout 2020, the Company granted the SAR and PLUS (Share Appreciation Rights) (“SAR”) plans of phantom stock options. In this plan,

In the PS plan, the beneficiary does not make any investment and in the SAR plan, the beneficiaries should invest 5% of the total amount corresponding to the number of options of phantom shares at the grant date and 20% after 3 (three) years to acquire the option. The Company also granted long-term incentive plans to its key members as part of its retention policy.

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

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination of the employment by initiative of the Company or by initiative of the beneficiary, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

The rollforward is set forth below:

	December 31,	December 31,	December 31,
	2021	2019	2018

	Number of shares
Beginning balance	5,772,356	5,996,437	5,045,357
Granted during of the year	1,906,343	1,770,384	2,413,038
Exercised (1)	(1,860,334)	(1,789,413)	(827,065)
Exercised due to resignation (1)	(86,196)	(21,253)	(106,983)
Abandoned / prescribed due to resignation	(316,415)	(183,799)	(527,910)
Ending balance	5,415,754	5,772,356	5,996,437
1)	The average price for share options exercised and exercised due to termination of employment, for the year ended December 31, 2021 was R$60,30 (sixty Brazilian Reais and thirty cents) ((R$43.14 (forty-three Brazilian Reais and fourteen cents) as of December 31, 2020).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

On December 31, 2021, the consolidated outstanding phantom shares option plans are as set forth below:

December 31, 2021
					Quantity of
			Fair value on		outstanding options
Plan	Grant date	Exercise date	grant date (1)		granted
SAR 2017	04/03/2017	04/03/2022	R$	13.30	7,405
ILP 2017 - 60	04/03/2017	04/03/2022	R$	13.30	304,512
Diferral 2017	03/01/2018	03/01/2022	R$	19.88	154,242
SAR 2018	04/02/2018	04/02/2023	R$	21.45	36,231
ILP 2019 - 36	03/01/2019	03/01/2024	R$	41.10	470,000
Diferral 2018	03/01/2019	03/01/2022	R$	41.10	82,725
Diferral 2018	03/01/2019	03/01/2023	R$	41.10	82,725
ILP 2019 - 36 H	03/25/2019	03/25/2024	R$	42.19	7,500
ILP 2019 - 48 H	03/25/2019	03/25/2024	R$	42.19	7,500
ILP 2019 - 36 Apr	04/01/2019	04/01/2024	R$	42.81	20,000
SAR 2019	04/01/2019	04/01/2024	R$	42.81	669,656
PLUS 2019	04/01/2019	04/01/2024	R$	42.81	15,572
ILP 2019 - 36 Oct	10/01/2019	10/01/2022	R$	31.75	19,500
ILP 2019 - 48 Oct	10/01/2019	10/01/2023	R$	31.75	11,700
ILP 2020 - 36 Apr	04/01/2020	04/01/2023	R$	38.50	82,666
ILP 2020 - 24 Apr	04/01/2020	04/01/2022	R$	38.50	21,250
SAR 2020	04/01/2020	04/01/2025	R$	38.50	666,828
ILP 2020- 48 Condition A	05/01/2020	04/30/2024	R$	38.34	595,000
ILP 2020- 48 Condition B	05/01/2020	04/30/2024	R$	38.34	127,500
ILP 2020- 48 Condition C	05/01/2020	04/30/2024	R$	38.34	127,500
ILP - Retention 2020 - 36 Oct	10/01/2020	10/01/2023	R$	38.79	31,792
ILP Retention 2020 - Bond premium and offer	10/01/2020	10/01/2023	R$	43.14	4,581
ILP Hiring/Retention Bonus 2020 - 36 Oct	10/01/2020	10/01/2023	R$	43.14	6,954
Deferral 2020	03/01/2021	03/01/2024	R$	57.88	292,428
Deferral 2020	03/01/2021	03/01/2025	R$	57.88	292,428
ILP 2021 - 24	03/01/2021	03/01/2023	R$	56.10	6,000
ILP 2021 - 36	03/01/2021	03/01/2024	R$	56.10	6,000
ILP 2021 - 36 Apr	04/01/2021	04/01/2024	R$	64.12	260,000
ILP 2021 - 48 Apr	04/01/2021	04/01/2025	R$	64.12	210,000
ILP 2021 - 12 May	05/01/2021	05/01/2022	R$	67.91	750
ILP 2021 - 24 May	05/01/2021	05/01/2023	R$	67.91	625
ILP 2021 - 36 May	05/01/2021	05/01/2024	R$	67.91	1,125
SAR 2021	04/01/2021	04/01/2026	R$	64.12	758,660
ILP Retention 2021 - Jul	07/01/2021	07/01/2024	R$	67.72	8,130
ILP Retention 2021 - Aug	08/01/2021	08/01/2024	R$	63.73	3,789
ILP - Retention 2021 - 36 Oct	10/01/2021	10/01/2024	R$	58.05	2,412
ILP 2021 - Apr 23/24	12/16/2021	04/03/2023	R$	54.81	10,034
ILP 2021 - Apr 23/24	12/16/2021	04/01/2024	R$	54.81	10,034
					5,415,754
(1)	Amounts expressed in Reais.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

22.2	Restricted shares plan

The Company also offers a Restricted Shares plan based on the Company's performance (Program Restricted Shares). The plan associates the quantity of restricted shares granted to the Company's performance, which in 2021 was in relation to the operating cash generation target and ESG. The quantity of the restricted stock granted is defined in financial terms and is subsequently converted into shares based on the last 60 (sixty) stock exchange trading days on December 31, 2021 of SUZB3 at B3.

After measurement of the target, that occurs 12 months after the execution of the contract, the restricted shares will be granted immediately (conditioned to the achievement of the established goals), as they not have to comply to the vesting period. However, the beneficiaries of the grant must comply to the lockup period of thirty-six (36) months during which they will not be able to market the shares.

In the event that the beneficiaries leave the Company before the end of the fiscal year for the measurement of operating cash generation, they will lose the right to the grant of restricted share.

The position is set forth below:

	Date of the
	execution of		Price on		Shares	Restricted year for
Program	the contract	Grant date	grant date		Granted	transfer of shares
2018	01/02/2018	01/02/2019	R$	39.10	130,435	01/02/2022
2019	01/02/2020	01/02/2021	R$	51.70	106,601	01/02/2024
2021	01/02/2021	01/02/2022	R$	53.81	90,005	01/02/2025

22.3	Measurement assumptions

In the case of the phantom shares plan, since the settlement is in cash, the fair value of options is remeasured at the end of each period based on the Monte Carlo Method (“MMC”), which is multiplied by the Total Shareholder Return (“TSR”) in the period which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil.

The restricted stock plan considers the following assumptions:

(i)	the expectation of volatility was calculated for each exercise date, considering the remaining time to complete the vesting year, as well as the historical volatility of returns, using the GARCH model for calculating volatility;
(ii)	the expectation of average life of phantom stocks and stock options was defined by the remaining term until the limit exercise date;
(iii)	the expectation of dividends was defined based on historical earnings per share of the Suzano; and
(iv)	risk-free weighted average interest rate used was the Brazilian Reais yield curve (DI expectation) observed on the open market, which is the best comparison basis with the Brazilian market risk-free interest rates. The rate used for each exercise date changes according to the vesting year.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020	2019
Non-current liabilities
Provision for phantom stock plan	166,998	195,135	(94,897)	(151,985)	(46,389)
Equity
Stock option granted	15,455	10,612	(4,843)	(4,633)	(879)
Total general and administrative expenses from share-based transactions			(99,740)	(156,618)	(47,268)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND ASSOCIATES

	December 31,	December 31,
	2021	2020
Lands and forests acquisition
Real estate receivables certificates (1)		37,104
		37,104
Business combination
Facepa (2)	40,863	41,721
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	365,089	423,403
	405,952	465,124
	405,952	502,228

Current	99,040	101,515
Non-current	306,912	400,713

1)	Refers to obligations related to houses built in Imperatriz (Maranhão), updated by IPCA, whose early settlement was carried out in the year ended December 31, 2021.
2)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining updated at IPCA, adjusted by possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.
3)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variation of the U.S. Dollar exchange rate and partially updated by the IPCA.

24.	LONG-TERM COMMITMENTS

The Company entered into long-term take-or-pay agreements with chemicals, electricity transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded in the amount that is recognized monthly. The total contractual obligations assumed at December 31, 2021 equivalent to R$13,488,327 per year (R$12,429,229 at December 31, 2020).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

25.	SHAREHOLDERS’ EQUITY
25.1	Share capital

For the year ended December 31, 2021, the Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The share capital is net of the public offering expenses of R$33,735.

The breakdown of the share capital is set forth below:

	Ordinary
	Quantity	(%)

Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,809,797	14.31
Managements and related persons	33,800,534	2.48
Alden Fundo de Investimento em Ações	26,154,744	1.92
	622,377,404	45.72
Treasury	12,042,004	0.88
Other shareholders	726,844,176	53.40
	1,361,263,584	100.00

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the year ended  December 31, 2021, SUZB3 common shares ended the year quoted at R$60.11 (sixty Brazilian Reais and eleven cents) (R$58.54 (fifty-eight Brazilian Reais and fifty-four cents) on December 31, 2020).

25.2	Dividends and reserve calculations

The Company´s bylaws establishes that the minimum annual dividend is the lowest value between:

(i)	25% of adjusted net income for the year pursuant to Article 202 of Brazilian Law nº.6,404/76, or
(ii)	10% of the Company’s consolidated operating cash generation for the year.

In the year ended December 31, 2021, based on the criteria defined in the bylaws, mandatory minimum dividends were determined in accordance with item (i) above, as well as the reserves, as set forth below:

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

December, 31 2021
Net income for the year	8,626,386
Accumulate losses absorption	(3,926,015)
Net income for the year after Accumulate losses absorption	4,700,371
Accrual of legal reserve – 5%	235,019
Accrual of reserve for tax incentives	812,909
Minimum mandatory dividends base	3,652,443
Proposed minimum mandatory dividends – 25%	913,111
Partial realization of deemed cost, net of tax effects	(140,515)
Reserve for the distribution of dividends	86,889
Remaining result	2,792,958
Reserve for capital increase – 90%	2,513,663
Special statutory reserve – 10%	279,295

The Company proposes the distribution of dividends in excess of the minimum mandatory dividends, as provided for in its Bylaws, which for the year ended December 31, 2021 are R$86,889, classified as a reserve for the distribution of dividends.

As disclosed in note 32.1, the Company approved on January 7, 2022, the payment of interim dividends in the amount of R$1,000,000, paid on January 27, 2022, which will be attributed to the mandatory minimum dividend for the year ended December 31, 2021.

In the year ended December 31, 2020, no dividends were distributed, due to the loss in the year.

25.3	Reserves
25.3.1	Income reserve

They are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:

(i)	legal: it is measured based on 5% (five percent) of net profit of each fiscal year as specified in article 193 of Brazilian Law nº.6,404/76, which shall not exceed 20% (twenty percent) of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increase and aims to ensure the integrity of the share capital. For the year ended December 31, 2021, the balance of this reserve is R$235,019 and as of December 31, 2020,there was no balance due to its full absorption.
(ii)	capital increase: it is measured basis of up to 90% (ninety percent) of the remaining balance of net income for the year and limited to 80% (eighty percent) of the share capital, pursuant to the Company's Bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure to the Company adequate operating conditions. For the year ended December 31, 2021, the balance of this reserve is R$2,513,663 and as of December 31, 2020, there was no balance due to its full absorption.
(iii)	special statutory: it is measured basis of up to 10% (ten percent) of the remaining balance of net income for the year and aims to ensure the continuity of the semiannual distribution of dividends, up to the limit of 20% (twenty percent) of the share capital. For the year ended December 31, 2021, the balance of this reserve is R$279,295 and as of December 31, 2020, there was no balance due to its full absorption.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

(iv)	tax incentives: it is measured as specified in article 195-A of the Brazilian Law No. 6,404/76, modified by Brazilian Law nº.11,638/07 and at the proposal of the management bodies, it will allocate the portion of net income arising from donation or the amounts of government grants for investment, being excluded from the calculation basis of the mandatory dividend. Pursuant to article 30 of Law No. 12,973/14 and article 19 of Decree No. 1,598/77, the Company, based on the profit for the year, constituted its tax incentive reserve, including the incentives that (i) were absorbed with a loss, (ii) would have been recognized in previous years, if profit had been recorded and (iii) in the current year. For the year ended December 31, 2021, the balance of this reserve is R$812,909 and as of December 31, 2020, there was no balance due to its full absorption.
25.3.2	Capital reserve

They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemption, reimbursement and purchase of shares.

In the year ended December 31, 2021, there was no balance in this reserve due to its full absorption in the previous year.

25.4	Other reserves

These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

				Exchange
			Exchange	variation on
			variation	conversion of
			and fair	financial
	Debenture		value of	statements of
	conversion		financial	foreign	Deemed
	5th issue	Actuarial loss	assets	subsidiaries	cost	Total
Balance at December 31, 2019	(45,746)	(194,118)	2,360	209,987	2,248,858	2,221,341
Actuarial loss		(22,037)				(22,037)
Gain on conversion of financial asset and fair value			4,151			4,151
Loss on conversion of financial statements and on foreign investments				(2,857)		(2,857)
Partial realization of deemed cost, net of taxes					(70,654)	(70,654)
Balance at December 31, 2020	(45,746)	(216,155)	6,511	207,130	2,178,204	2,129,944
Actuarial gain		78,964				78,964
Gain on conversion of financial asset and fair value			1,333			1,333
Gain on conversion of financial statements and on foreign investments				45,181		45,181
Partial realization of deemed cost, net of taxes					(140,515)	(140,515)
Balance at December 31, 2021	(45,746)	(137,191)	7,844	252,311	2,037,689	2,114,907

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

25.5	Treasury shares

As of December 31, 2021, the Company has 12,042,004 common shares of own issuance held in treasury, with an average cost of R$18.13 (eighteen Brazilian Reais and thirteen cents) per share, with historical value of R$218,265 and market value corresponding to R$723,845. For the year ended December 31, 2021 and 2020, there was no movement of purchase or sale.

		Average cost	Historical	Market
	Quantity	per share	value	value
Balance at December 31, 2019	12,042,004	18.13	218,265	477,827
Balance at December 31, 2020	12,042,004	18.13	218,265	704,939
Balance at December 31, 2021	12,042,004	18.13	218,265	723,845

25.6	Distribution of results

				Reserve
	Limit on	Distribution of results		balances
	share	December 31,	December 31,	December 31,	December 31,
	capital%	2021	2020	2021	2020
Realization of deemed cost, net of taxes		(140,515)	(70,654)
Tax incentive reserve		812,909		812,909
Legal reserve	20%	235,019	(317,144)	235,019
Capital increase reserve	80%	2,513,663		2,513,663
Special statutory reserve		279,295		279,344
Capital reserve			(6,410,885)	15,455	10,612
Unclaimed dividends forfeited			130
Reserve for the distribution of dividends		86,889		86,889
Proposed minimum mandatory dividends		913,111
		4,700,371	(6,798,553)	3,943,279	10,612

26.	EARNINGS (LOSS) PER SHARE
26.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

	December 31,	December 31,	December 31,
	2021	2020	2019
Resulted of the year attributable for controlling shareholders'	8,626,386	(10,724,828)	(2,817,518)
Weighted average number of shares in the year – in thousands	1,361,264	1,361,264	1,361,264
Weighted average treasury shares – in thousands	(12,042)	(12,042)	(12,042)
Weighted average number of outstanding shares – in thousands	1,349,222	1,349,222	1,349,222
Basic earnings (loss) per common share - R$	6.39360	(7.94890)	(2.08825)

26.2.	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

	December 31,	December 31,	December 31,
	2021	2020	2019
Resulted of the year attributed to controlling shareholders'	8,626,386	(10,724,828)	(2,817,518)
Weighted average number of shares in the year (except treasury shares) – in thousands	1,349,222	1,349,222	1,349,222
Average number of potential shares (stock options) - in thousands	327
Weighted average number of shares (diluted) – in thousands	1,349,549	1,349,222	1,349,222
Diluted earnings (loss) per common share – R$	6.39205	(7.94890)	(2.08825)

On December 31, 2020, due to the loss in the year, the Company does not consider the dilution effect in the measurement.

27.	NET FINANCIAL RESULT

	December 31,	December 31,	December 31,
	2021	2020	2019
Financial expenses
Interest on loans, financing and debentures (1)	(3,188,654)	(3,275,618)	(3,358,806)
Premium expenses on early settlements	(260,289)	(391,390)
Amortization of transaction costs (2)	(107,239)	(101,741)	(220,642)
Interest expense on lease liabilities	(560,619)	(486,286)	(275,404)
Amortization of fair value adjustment	(5,543)	(38,826)	1,548
Other	(98,957)	(165,564)	(325,544)
	(4,221,301)	(4,459,425)	(4,178,848)
Financial income
Cash and cash equivalents and marketable securities	205,574	146,930	392,018
Amortization of fair value adjustment on business combination	9,110	95,238	37,412
Other	57,872	85,307	63,816
	272,556	327,475	493,246
Results from derivative financial instruments
Income	5,582,352	7,283,864	2,711,394
Expenses	(7,180,014)	(16,706,546)	(3,786,646)
	(1,597,662)	(9,422,682)	(1,075,252)
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	(4,847,320)	(13,365,471)	(1,781,562)
Lease	(194,415)	(601,519)	(19,327)
Other assets and liabilities (3)	1,240,908	1,436,099	(164,038)
	(3,800,827)	(12,530,891)	(1,964,927)
Net financial result	(9,347,234)	(26,085,523)	(6,725,781)

1)	Does not include R$18,624 arising from capitalized loan costs for the year ended December 31, 2021 (does not include R$10,636 as of December 31, 2020).
2)	Includes an expense of R$3,993 arising from transaction costs with loans and financing that were recognized directly to the statement of income (R$13,782 as of December 31, 2020).
3)	Includes effects of exchange rate variations of trade accounts receivable, trade account payable, cash and cash equivalents, marketable securities and other.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

28.	NET SALES

	December 31,	December 31,	December 31,
	2021	2020	2019
Gross sales	48,479,827	35,663,758	31,395,955
Sales deductions
Adjustment to present value			(5,316)
Returns and cancelations	(69,764)	(68,367)	(109,641)
Discounts and rebates	(5,717,412)	(3,830,267)	(3,835,140)
	42,692,651	31,765,124	27,445,858
Taxes on sales	(1,727,220)	(1,304,847)	(1,432,908)
Net sales	40,965,431	30,460,277	26,012,950

29.	SEGMENT INFORMATION
29.1	Criteria for identifying operating segments

The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the EBITDA. The Company revised the prior year segment note to present EBITDA as its performance measure. The information disclosed under “Not Segmented” is related to statement of income items not directly attributed to the pulp and paper segments.

The operating segments defined by the Company’s management are set forth below:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.
ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company's management, which makes investment decisions and determine allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all our property, plant and equipment, biological and intangible assets are in Brazil.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

29.2	Information of operating segments

	December 31,
	2021

	Pulp	Paper	Total
Net sales	34,715,208	6,250,223	40,965,431
Domestic market (Brazil)	2,338,810	4,380,585	6,719,395
Foreign market	32,376,398	1,869,638	34,246,036
Asia	15,952,786	43,961	15,996,747
Europe	10,477,292	318,666	10,795,958
North America	5,694,273	424,909	6,119,182
South and Central America	233,061	1,026,247	1,259,308
Africa	18,986	55,855	74,841
EBITDA	22,735,409	2,486,445	25,221,854
Depreciation, depletion and amortization			(7,041,663)
Operating profit before net financial income (“EBIT”) (1)			18,180,191
EBITDA margin (%)	6,549%	39.78%	61.57%

1)	EBIT (“Earnings before interest and tax”).

	December 31,
	2020

	Pulp	Paper	Total
Net sales	25,578,265	4,882,012	30,460,277
Domestic market (Brazil)	1,609,449	3,358,186	4,967,635
Foreign market	23,968,816	1,523,826	25,492,642
Asia	12,921,081	196,266	13,117,347
Europe	6,409,879	262,924	6,672,803
North America	4,340,956	263,328	4,604,284
South and Central America	184,590	723,603	908,193
Africa	112,310	77,705	190,015

EBITDA	13,646,228	1,569,946	15,216,174
Depreciation, depletion and amortization			(6,772,780)
Operating profit before net financial income (“EBIT”) (1)			8,443,394
EBITDA margin (%)	53.35%	32.16%	49.95%

1)	EBIT (“Earnings before interest and tax”).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

	December 31,
	2019
			Not
	Pulp	Paper	segmented	Total
Net sales	21,027,686	4,985,264		26,012,950
Domestic market (Brazil)	1,833,936	3,480,279		5,314,215
Foreign market	19,193,750	1,504,985		20,698,735
Asia	9,605,799	136,882		9,742,681
Europe	5,950,832	221,697		6,172,529
North America	3,592,563	382,628		3,975,191
South and Central America	44,556	710,086		754,642
Africa		53,692		53,692
EBITDA	9,074,012	1,518,403	128,115	10,720,530
Depreciation, depletion and amortization				(8,091,952)
Operating profit before net financial income (“EBIT”) (1)				2,628,578
EBITDA margin (%)	43.15%	30.46%		41.21%

1)	Earnings before interest and tax.

With regard to the foreign market revenues of the pulp operating segment, China and USA are the main countries in relation to net revenue, 44.41% and 14.67%, respectively, for the year ended December 31, 2021 (China and USA represented 47.97% and 16.54%, respectively, on December 31, 2020).

With regard to the foreign market revenues of the paper operating segment, USA, Peru and Argentina are the main countries in relation to net revenue, representing 24.30%, 10.03% and 13.03%, respectively, for the year ended December 31, 2021 (Argentina and USA represented 18.06% and 17.92%, respectively, on December 31, 2020).

There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2021 and December 31, 2020.

29.3.	Net sales by product

The following table set forth the breakdown of net sales by product:

	December 31,	December 31,	December 31,
Products	2021	2020	2019
Market pulp(1)	34,715,208	25,578,265	21,027,686
Printing and writing paper(2)	5,107,960	3,891,002	4,100,502
Paperboard	1,091,588	935,047	823,360
Other	50,675	55,963	61,402
	40,965,431	30,460,277	26,012,950

1)	Net sale from fluff pulp represents approximately 0.7% of total net sales and, therefore, was included in market pulp net sales.
2)	Net sale from tissue represents approximately 2.2% of total net sales and, therefore, was included in printing and writing paper net sales.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

29.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	December 31,	December 31,
	2021	2020
Pulp	7,897,051	7,897,051
Consumer goods	119,332	119,332
	8,016,383	8,016,383

30.	RESULTS BY NATURE

	December 31,	December 31,	December 31,
	2021	2020	2019
Cost of sales (1)
Personnel expenses	(1,174,460)	(997,080)	(1,374,331)
Costs of raw materials, materials and services	(8,731,670)	(7,533,152)	(10,067,716)
Logistics cost	(4,328,046)	(4,156,096)	(2,776,021)
Depreciation, depletion and amortization	(5,988,248)	(5,773,088)	(7,135,049)
Operating expenses COVID-19 (6)		(95,024)
Other (2)	(393,164)	(411,891)	609,635
	(20,615,588)	(18,966,331)	(20,743,482)
Selling expenses
Personnel expenses	(219,590)	(205,636)	(215,640)
Services	(121,568)	(114,143)	(85,161)
Logistics cost	(947,551)	(852,562)	(618,089)
Depreciation and amortization	(944,361)	(905,880)	(904,748)
Other (3)	(58,652)	(96,431)	(81,641)
	(2,291,722)	(2,174,652)	(1,905,279)

General and Administrative expenses
Personnel expenses	(984,513)	(862,308)	(642,543)
Services	(330,727)	(311,975)	(323,841)
Depreciation and amortization	(103,867)	(78,275)	(26,221)
Social actions COVID-19	(25,285)	(48,590)
Operating expenses COVID-19 (6)		(41,076)
Other (4)	(133,517)	(100,968)	(180,753)
	(1,577,909)	(1,443,192)	(1,173,358)

Other operating (expenses) income net
Rents and leases	3,321	4,303	5,805
Result from sale of other products, net	31,865	56,791	15,229
Result from sale and disposal of property, plant and equipment, intangible and biological assets, net (2) (5)	413,052	11,548	(63,454)
Result on fair value adjustment of biological assets	763,091	466,484	185,399
Depletion and amortization	(5,187)	(15,537)	(20,336)
Trade agreement credits (5)			87,000
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) (7)	441,880		128,115
Other operating income (expenses), net	45	7,561	67,996
	1,648,067	531,150	405,754

1)	Includes R$227,562 related to maintenance downtime costs (R$524,411 related to idle capacity and maintenance downtime as of December 31, 2020).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

2)	Includes R$440 related to the formation cost of the biological asset applied directly in the statement of income (R$3,177 as of December 31, 2020).
3)	Includes expected credit losses, insurance, materials of use and consumption, travel, accommodation, trade fairs and events.
4)	Includes corporate expenses, insurance, materials of use and consumption, social programs and donations, travel and accommodation.
5)	Includes, substantially, the net gain on the sale of rural properties and forests to Turvinho and Bracell (Note 1.2.2.).

6)

Includes, mainly, expenses in the manufacturing units for the refurbishment of cafeterias and workplaces, expansion of the frequency of conservation, cleaning, hygiene and maintenance of common areas, public transport with greater space between passengers, distribution of masks and realization rapid tests on employees working in factories. As of 2021, these expenses were incorporated into the normal course of the Company's operations

7)	Refers to the recognition of (i) R$454,318, related to the tax credit, as described in Note 20.3 and (ii) R$12,438 related to the provision for legal fees.

31.	INSURANCE COVERAGE

The Company has insurance coverage for operational risks, with a maximum coverage of US$1,000,000 corresponding to R$5,580,500. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$111,610 on December 31, 2021.

Company's Management considers these amounts adequate to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic transportation insurance policy with a maximum coverage of R$208,000 and international in the amount of US$65,000 corresponding to R$362,733, effective through November 2022, renewable for additional 18 months.

In addition, it has insurance coverage for civil responsibility for Directors and Executives (D&O)  for amounts considered adequate by Management.

The assessment of the sufficiency of insurance coverage is not part of the scope of the examination of the financial statements by our independent auditors.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2021 and 2020

32.	SUBSEQUENT EVENTS
32.1	Interim dividends

On January 7, 2022, through a notice to shareholders,  it was approved the distribution of dividends by the Company in the total amount of BRL 1,000,000, at the ratio of BRL 0.741168104 per Company share, considering the number of “ex-treasury” shares on the present date, declared “ad referendum” of the General Meeting that approves the accounts for the fiscal year ended December 31, 2021, to the balance of retained earnings ascertained in the 3rd trimester of 2021 and in compliance with the net income calculated on the semi-annual balance sheet dated June 30, 2022, even after the resolution at the Company’s Extraordinary General Meeting, held on October 25, 2021, which approved the full offsetting of the Company’s accumulated losses, through partial deduction of the balance of retained earnings. Interim dividends will be allocated to the mandatory minimum dividend for the fiscal year ended December 31, 2021.

The payment of interim dividends was made on January 27, 2022, in national currency. There was no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the current legislation.

32.2	Hired a credit line

On February 8, 2022, the Company hired a credit line (“Revolver Credit Facility”), increasing the total available in revolving credit lines from US$500,000 to US$1,275,000. Regarding to the amount hired, US$100,000 is available until February 2024, this remaining amount of the line already in force since February 2019, in the original amount of US$500,000 (Note 4.2). The additional amount of US$1,175,000 is available until February 2027 and has the same financial costs as the line in force until February 2024.