Form 20-F
period 2022-12-31
Suzano S.A.
filed 2023-04-27
CIK 909327

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2022

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

The number of outstanding shares of stock of Suzano S.A. as of December 31, 2022 was:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filling reflect the correction of an error to previously issued financial statements.

☐ Yes ☐ No

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b)

☐ Yes ☐ No

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

iii

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We have prepared our consolidated financial statements as of December 31, 2022 and 2021, and for each of the three years ended December 31, 2022 included herein, in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The selected financial information should be read together with our consolidated financial statements, including the notes thereto.

Our functional currency and that of all our subsidiaries is the real, which is also the currency used for the preparation and presentation of our consolidated financial statements, except for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC, Celluforce, Woodspin OY and Spinnova OY. See note 3.2.7. to our audited consolidated financial statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.Financial Data

For a discussion of our financial and operating data for the years ended December 31, 2022 and 2021, see “Item 5. Operating and Financial Review and Prospects.”

OPERATIONAL DATA

	As at and for the year ended December 31,
	2022	2021	2020	2019	2018
Number of employees	18,543	16,679	15,653	14,534	9,385
Nominal production capacity (millions of tons)
Pulp	10.9	10.9	10.9	10.9	3.6
Paper	1.4	1.4	1.4	1.4	1.4
Sales volumes (thousand metric tons)
Domestic market pulp	751,212	796,708	786,621	830,962	298,005
Export market pulp	9,848,441	9,789,129	10,036,495	8,580,691	2,927,714
Total market pulp	11,905,717	10,585,837	10,823,116	9,411,653	3,225,719
Sales volumes (thousand metric tons)
Domestic market paper	951,276	922,909	801,819	853,412	878,374
Export market paper	354,788	371,338	375,062	403,051	377,263
Total market paper	1,306,064	1,294,247	1,176,881	1,256,463	1,255,637
Total sales volumes market paper and pulp	11,905,717	11,880,084	11,999,997	10,668,116	4,481,356

Special Note Regarding Non-IFRS Financial Measures

The following discussion of our results of operations is based on our audited consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022. For a discussion of our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F for the year ended December 31, 2021.

A non-IFRS financial measure is any financial measure that is presented other than in accordance with all relevant accounting standards under IFRS. We disclose EBITDA and Adjusted EBITDA for Suzano in this annual report, which are considered to be non-IFRS financial measures. EBITDA is calculated as Net income (loss) plus Net financial result, Income and social contribution taxes, and Depreciation, amortization and depletion. Adjusted EBITDA for Suzano is defined as EBITDA as further adjusted to add or exclude: (i) exceptional adjustments as defined by management are those with no impact on our ongoing business, such as Expenses with Losango Project Adjustments, COVID-19 - Social actions and operating expenses, Additions of civil lawsuits provisions, Result from sale of property, plant and equipment and biological assets, Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis), Fine for termination of contract due to the stay of the barge and (ii) non-cash adjustments are those adjustments that have impacted the income statements without a cash impact on Suzano, such as Accrual (reversal) of losses on ICMS credits, Accrual for losses of forest partnership advance, Impairment of non-financial assets, Fair value adjustment of biological assets, Result from sale and disposal of property, plant and equipment and biological assets, Income from associates and joint ventures - Ibema, Ensyn, Spinnova and F&E, Income from associates and joint ventures - Recycling of other comprehensive income from Suzano Trading, Extension of the PCHM concession.

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

See below for a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA.

Adjusted EBITDA (R$million)	2022	2021
EBITDA Reconciliation
Net income (loss)	23,394.90	8,635.50
(+/–) Net financial result	(6,432.80)	9,347.20
(+/–) Income and social contribution taxes	5,260.70	197.40
(+) Depreciation, amortization and depletion	7,407.9	7,041.70
EBITDA	29,630.70	25,221.90
Accrual (reversal) of losses on ICMS credits(1)	58.00	(98.70)
Losango Project Adjustments(2)	—	(9.10)
Accrual for losses of forest partnership advance (1)	—	2.70
Impairment of non-financial assets(1)	—	58.00
COVID-19 - Social actions and operating expenses(3)	0.20	25.30
Additions of civil lawsuits provisions(4)	—	32.80
Fair value adjustment of biological assets(1)	(1,199.80)	(763.10)
Result from sale and disposal of property, plant and equipment and biological assets(1)	(19.40)	38.80
Result from sale of property, plant and equipment and biological assets(5)	—	(543.80)
Income from associates and joint ventures - Ibema, Ensyn, Spinnova and F&E (1)	(48.30)	(130.30)
Income from associates and joint ventures - Recycling of other comprehensive income from Suzano Trading(1)	(236.10)	78.40
Extension of the PCHM concession (1)	(7.70)	—
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)(6)	1.300	(441.90)
Fine for termination of contract due to the stay of the barge.(7)	16.00
Adjusted EBITDA	28,194.90	23,470.90
1.	Non-cash adjustments
2.	Exceptional: Provisions related to the Losango project, mainly, write-off of advances of forestry development program and write-off of wood stock in the field.
3.

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

4.	Exceptional: Refers to new exceptional civil lawsuits provisions.
5.

Exceptional: Result from the sale of biological assets and property, plant and equipment related to the main contracts with Bracell and Turvinho (note 1.2.2 from financials statements) and Klabin in 2021.

6.

Exceptional: in the year ended December 31, 2021, the total PIS and COFINS tax credits to be recovered recognized by the Company, following exactly the terms decided by the Brazilian Supreme Court (“STF”) regarding the exclusion of ICMS (VAT) from the PIS and COFINS tax basis, is R$441.9 (note 20.3.1 from F-Pages), in the year ended December 31, 2022, this accrual have been adjusted, decreasing it in R$1.3. The accrual current value is R$ 440.6.

7.	Exceptional: Fine for termination of contract due to the stay of the barge.
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

In addition, we have few sources for certain raw materials that are essential for the production of pulp and paper, including fuel oil, bleached chemo thermo mechanical pulp, peroxide, natural gas and third-party industry technology (maintenance). We enter into medium and long term supply agreements with such suppliers. Any significant reduction in the supply or increase in prices, on behalf of the relevant supplier, of any of these raw materials, as well as our inability to maintain the relationship or find suitable substitutes for these suppliers, could adversely affect our products’ mix, margin or availability and, consequently, our results of operations.

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

Periods during which financing is limited or unavailable may increase our financial costs, limit the terms or even preclude the funding in the market, which may adversely affect our operations.

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

In December 2015, several countries (including Brazil) signed the Paris Agreement, a new global environmental agreement adopting the Intended Nationally Determined Contributions, or “INDCs”, as the measures taken to reduce its emissions after 2020. The INDC that applies to Brazil provides for an increase in the share of sustainable biofuels and other sources of renewable energy in the Brazilian national energy mix, as well as zero deforestation, reforestation, forest restoration and enhancement of the native forest management. Considering the amplitude of the operation, we may be materially affected by more restrictive national or foreign environmental laws and regulations related to greenhouse gases and climate change, to the extent that such new laws or regulations may cause an increase in capital expenditures and investments to comply with such laws, and indirectly, by changes in prices for transportation, energy and other inputs. Both the regulations related to climate change and the changes in existing regulations, as well as the physical effects of climate change generally, could result in increased liabilities and capital expenditures, all of which could have a material adverse effect on our business and results of operations.

Failure to obtain, timely renew or maintain permits, licenses and concessions, grants and registrations necessary to develop our activities, as well as any cancellation thereof, could adversely affect our operations.

Our operations depend on the issuance of permits, licenses, concessions, grants and registrations from various federal, state and municipal agencies. In addition, obtaining licenses for certain activities in which significant environmental impacts are expected requires investments in conservation and/or recovery to compensate such impacts. We have permits, licenses, concessions, grants and registrations necessary to operate our factories, which usually have predetermined validity. In other to renew them, we have to periodically report our compliance with standards of emission of greenhouse gases established by governmental agencies. The expansion of our operations and/or changes to the regulation in force may cause us to request for new permits, licenses, concessions, grants and registrations with the governmental authorities and we cannot guarantee that we will be able to obtain them in a timely manner. Failure to obtain such permits, licenses, concessions, grants and registrations, or to obtain them in a timely manner, may delay the implementation of new activities, increased costs, financial fines or sentences for payment of compensation. In case we are fined and/or penalized for not obtaining, timely renewal or canceling our authorizations, licenses, grants and registrations, as well as for non-compliance with environmental legislation, our financial and operational results and our image may be adversely affected. In addition, non-compliance with applicable environmental legislation may result in partial or total shutdowns of our operational activities, which may also adversely affect our financial position and image.

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

According to market statistics (PPPC), Chinese demand represented 35% of the global market pulp demand in 2022 and 36% in 2021 (versus 39% in 2020 and 37% in 2019), and this demand has increased at a compound annual growth rate of 7.9% since 2006, above the global average of 2%. The recent investments announced in paper and board machines in China have been boosting pulp demand in China; however, China’s pulp market will depend on the pace of demand recovery post lockdown, as a result of its zero covid policy.

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

Risks Relating to Our Company

Any failure to meet key stakeholders’ expectations regarding environmental, social and corporate governance (“ESG”) matters may damage our reputation, raise our costs, decrease our revenues, or expose us to additional risks.

There is an increasing focus from customers, investors and other key stakeholders concerning ESG matters, as public interest and legislative pressure related to companies’ ESG practices continue to grow. Regardless of the industry, investors’ increased focus and activism related to ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In addition, certain institutional investors rely on third-party providers proxy vote recommendation, benchmark proxy voting guidelines and analyses of ESG attributes. If we fail to align our Annual Shareholders’ Meeting proposals with such recommendations or guidelines, certain shareholders may vote against them, which may adversely affect us. Companies that do not adapt to or comply with investors,’ consumers’ or other stakeholders’ expectations and standards, which are evolving, or that are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or securities prices of such a company could be materially and adversely affected. If our ESG practices and policies fail to meet evolving expectations, standards and frameworks, our reputation, financial condition and employee retention may be negatively impacted.

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

As of December 31, 2022, the value of our goodwill and other intangible assets with determined useful life relating to the Merger with Fibria were R$7,897.1 million and R$7,455.2 million, respectively. For further information, see note 16 to our audited consolidated financial statements. Under IFRS, goodwill and intangible assets with undetermined useful life are not subject to amortization and are tested annually to identify possible need for impairment, or more often if any event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets that have determined useful lives are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In addition, under IFRS we are required to perform an impairment analysis of assets with undetermined useful life when the book value of our net assets exceeds our market capitalization. As a result, we may be required to record an impairment charge for goodwill or other intangible assets in future periods if required under IFRS, which could lead to decreased assets and reduced net income. If a significant write down were required, the charge could adversely affect our financial condition and results of operations or the trading price of our securities.

The level of our indebtedness could adversely affect our financial condition and a material portion of our cash flow may need to be used to service our debt obligations, which could impair our ability to operate our business.

As of December 31, 2022, we had R$74.6 billion of total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures). We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to investors. Our indebtedness could, among other things: (i) require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities; (ii) increase our vulnerability to a downturn in general economic and industry conditions, and may make us unable to carry out capital spending that is important to our growth; (iii) limit, along with financial and other restrictive covenants in our debt instruments, our ability to incur additional debt or equity financing or dispose of assets; and (iv) decrease our ability to deleverage and place us at a competitive disadvantage compared to our competitors that have less debt.

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

Additionally, a default under our financial agreements that is not waived by the relevant creditors may result in an acceleration of the maturity of the outstanding balance of such debt and may also accelerate the maturity of other debt that benefits from cross-default or cross-acceleration provisions. For more information, see Item 5. “Operating and Financial Review and Prospects —Indebtedness.” If such events were to occur, our financial condition and share price could be adversely affected.

We operate under certain tax regimes in Brazil and abroad that may be suspended, cancelled or not renewed, any of which may adversely affect our financial condition and free cash flow generation.

We receive certain tax benefits by virtue of our investment projects in underdeveloped regions in Brazil such as SUDAM/SUDENE, which are covered by the Brazilian Internal Revenue Service, or Receita Federal do Brasil (RFB). We also benefit from tax incentives granted by states based on state laws. The program PROMARANHAO in the state of Maranhão and the program Desenvolve in the state of Bahia, published through Special Regime nº 004/2012 and Decree No. 18.270/18, respectively, are the most relevant ones for our operations. We cannot assure you that the tax incentives we currently benefit from will be maintained or renewed, particularly, but not exclusively, in light of deteriorating macroeconomic conditions that may lead to changes in current material incentives, such as the Regime Especial de Aquisição de Bens de Capital para Empresas Exportadoras, which is a special regime for the acquisition of capital goods by exporting companies, and Preponderante Exportador (i.e. RECAP and REIDI), among others. If such tax benefits are not effectively renewed, this could have a material adverse effect on our generation of net cash flow. In the event of constitutional challenges or if we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or cancelled, and we may be required to pay the taxes deferred in the last five years in full, plus penalties and interest, which may adversely affect us.

Our exports and international trading activities are also conducted under certain tax regimes, including rulings and incentives in some foreign countries, including Austria. These tax rulings or benefits expire and have to be renewed from time to time. We cannot assure you that the tax regimes and incentives from which we currently benefit will be renewed or maintained in the future. In addition, we also benefit from provisions of international treaties entered into by the Brazilian federal government, such as the taxation treaty between Brazil and Austria, pursuant to which profit earned by our wholly-owned subsidiary in Austria is not subject to taxation in Brazil.

Although we believe in the validity of the provisions of international treaties, RFB has a different view on how tax treaties apply. We have filed a writ of mandamus in Brazil to ensure the enforceability of the Brazil-Austria Treaty. The first instance court held in our favor granting the writ of mandamus and, therefore, prohibiting the RFB from taxing the profits of the Austrian entity. The decision is subject to an appeal, and we are currently awaiting a decision of the second instance court. If the final decision in this proceeding determines that Brazil-Austria treaty does not prevent RFB from taxing the profits of such Austrian entity, we may be materially adversely affected.

In addition to the foregoing concerns, a new regulation is under consideration in the Brazilian Congress that would have the effect of changing the current Brazilian transfer pricing rules as from 2024 and therefore modify the transfer pricing methodology used by Brazilian companies. If the new regulations are adopted as proposed, the current transfer pricing practiced between us and our Austrian entities may change resulting in a material adverse impact on our financial condition and results of operations.

Fluctuations in interest rates, as well as our inability to manage risks associated with the replacement of benchmark indices, could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (“LIBOR”), the Brazilian Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or “CDI”) and the Brazilian Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or “TJLP”). The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, as it is an instrument for Brazilian Central Bank to manage inflation and pursuit its policies targets. The CDI rate was 13.65% p.a. as of December 31, 2022, while it was 9.15% p.a. and 1.90% p.a. as of December 31, 2021 and 2020, respectively. The TJLP rate was 7.20% p.a., 5.32% p.a. and 4.55% p.a. as of December 31, 2022, 2021 and 2020, respectively.

A significant increase in interest rates may impact our ability to secure financing in acceptable terms and an increase in interest rates, particularly TJLP, CDI, LIBOR or the Secured Overnight Financing Rate (“SOFR”), or the inflation rate index for consumer goods, or IPCA, could have a material adverse effect on our financial expenses since a significant part of our debt (BNDES loans, Agribusiness Credit Receivable Certificates - CRA and Export Prepayment Facilities) is linked to those rates. On the other hand, a significant reduction in the CDI rate could adversely impact our financial revenues derived from investment activities, since a material portion of our cash is invested in Brazilian money market instruments that are linked to the CDI rate.

On March 5, 2021, the head of the United Kingdom Financial Conduct Authority (“FCA”) announced in a public statement the date of extinction of all Libor rates, including that LIBOR 3-months (term to which our contracts are linked) for June 30th, 2023. The Federal Reserve Board and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee (ARRC), a group of private-market participants, to help ensure a successful transition from U.S. dollar (USD) LIBOR to a more robust reference rate, its recommended alternative, the SOFR. Although the adoption of SOFR is voluntary, the impending discontinuation of LIBOR makes it essential that market participants consider moving to alternative rates such as SOFR and that they have appropriate fallback language in existing contracts referencing LIBOR. In this regard, our derivative and debt contracts may be affected by the change in the relevant rate. Because the publication of LIBOR will cease for June 2023, we have begun to migrate to the adoption of SOFR as an alternative rate, which will materialize with the termination of LIBOR.

The Company has identified all of its contracts subject to LIBOR remediation that have not yet been subject to the transition to an alternative reference rate and has been in discussions with the respective counterparties of each contract to ensure that the best market practices will be adopted at the time of transition of the index. These terms, however, are still under negotiation between the parties. We cannot predict how the (i) provisions relating to the discontinuation of LIBOR we have been including in our contracts, (ii) negotiations with other parties for definition of new applicable rates, or (iii) determination of an equivalent fee by a calculation agent will be implemented in practice and can give no assurance that such implementation will not have a material averse effect on our financing costs.

A failure or interruption of our third-party suppliers’ or our information technology systems or automated machinery may impact or paralyze our business and negatively impact our operations. Our third-party suppliers’ and our information technology systems may also be vulnerable to external actions such as cyber-attacks, which can have a negative impact on our operations, reputation, result in improper access of confidential information and disruption of our systems’ integrity as well as result in fines, obligations to clients or legal litigation and have an adverse effect on the results of our business.

Cyber-attacks have increased exponentially over the years and according to the World Economic Forum, it is one of the top 10 global risks. The risks of a cyberattack have not decreased, and the expectation is that it will continue to increase, looking at the entire ecosystem considering suppliers, regulatory issues and the increasing use of technology and interconnections in the company’s main processes.

Our operations are heavily reliant on information technology systems to efficiently manage business processes. Therefore, disruptions to these systems may impact or even paralyze our business and negatively impact our operations. In addition, we collect and store data, including proprietary business information, and may have access to confidential or personal information in certain activities of our businesses that is subject to privacy and security laws, regulations and customer-imposed controls. Moreover, any failure of our third-party suppliers’ or our systems related to confidential information, caused by external cyber-attacks or internal actions, including negligence and/or misconduct of our employees, can have a negative impact on our reputation against competitors and external agents (government, regulators, suppliers and others).

Our third-party suppliers’ and our information technology systems may have vulnerabilities that may be impacted through external actions such as natural disasters, viruses, cyberattacks and other security breaches.

Damage to or disruptions to certain critical systems could have a materially adverse effect on our business results, including fines, customer liabilities or legal litigation.

We and our third-party suppliers may be subject to breaches of automation systems causing partial and/or temporary shutdowns of operations and/or improper access to strategic information, in addition to change or loss of relevant data. The costs of addressing the vulnerability and/the problems mentioned may be significant depending on the criticality and relevance of the information.

There are measures implemented to dissuade, prevent, detect, and respond to unauthorized activities in our systems, however we cannot fully guarantee that these, or the procedures adopted by third- party suppliers, would be to protect us from certain types of attacks, which may have a material adverse effect on our business and reputation.

Any failure to adapt to or comply with recent global regulations on data privacy may adversely affect our results and reputation.

On August 15, 2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados – LGPD) came into force. The LGPD regulates the use of personal data in Brazil. The LGPD significantly transformed the data protection system in Brazil and is in line with recent European legislation (the General Data Protection Regulation, or GDPR) to which Suzano is also subject. The current privacy and personal data protection laws or regulations establish detailed rules for the collection, use, processing and storage of personal data.

The new law, in common with other applicable global regulations, will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, both in the digital and physical environment. Pursuant to these laws, security breaches that may result in significant risk or damage to personal data must be reported to the data protection authorities (DPA) of each jurisdiction, within a reasonable time period. In light of the privacy and personal data protection laws, our practices related to personal data processing may undergo significant changes, generating additional costs to us due to the need to adapt such processing to the legal requirements and the applicable DPA´s guidelines.

Failure to comply with these laws may result in administrative sanctions and/or litigations. As a result, failure by us to adhere to the laws enacted or approved in different jurisdictions in which we operate could adversely impact our business, financial condition or results of operations.

Although we have sought to adjust our business processes that include personal data processing in order to comply with all applicable privacy and data protection requirements, we cannot assure that our personal data protection program will be deemed sufficient by the data protection authorities to meet the provisions of the laws, given the lack of orientation about specific requirements, nor that our practices will prevent any failures in the protection of personal data processed by us, including with respect to cybersecurity incidents.

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

In addition, credit rating is sensitive to any change in Brazilian sovereign credit ratings. The credit ratings of the Brazilian sovereign were downgraded in 2016 and 2018 and are no longer investment grade according to the methodologies of the major global rating agencies. Any further decrease in Brazilian sovereign credit ratings may have additional adverse consequences on our ability to obtain financing or our cost of financing and, consequently, on our results of operations and financial condition.

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

In the markets in which we operate, it is typical, and often a condition for competitive participation, for pulp and paper producers to make advances to suppliers or to make sales to customers on credit. When we make advances, sales on credit or loans to our suppliers or customers, we assume their credit risk. Additionally, we assume additional risks when using debt instruments to make advances and sales on credit to our customers. Therefore, changes in the macroeconomic environment or the market conditions under which our suppliers and our customers operate, in addition to problems related to the management of our suppliers and clients, may significantly affect their ability to make payments to us, directly impacting our assets and working capital.

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

Social crisis in the relationship with communities and class entities, as well as expropriation of any of our properties by the government, affect the regular use, cause damage, or deprive us of the use of or fair value compensation of our properties.

Organized social movements in Brazil defend agrarian reform and the redistribution of property, with irregular occupations in rural areas being the best known form of action. In addition, taking advantage of the cover provided by social movements, essentially criminal groups also illegally occupy rural areas. Such occupations when in areas of the company may interrupt our forestry or industrial activities and, consequently, negatively affect our productive and operational results.

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

Our insurance coverage, including the general third party liability, may be insufficient to cover losses to our forests, mills, dams, hydroelectric plants and other operating facilities for accidents, operational risks and international and domestic transportation if we suffer any catastrophic claim or if there is a particular clause excluding the coverage. In addition, we do not maintain insurance coverage against wars, unforeseeable fortuitous events, force majeure, interruption of certain activities, including due to pandemics, as well as fire, thefts, pests, diseases, droughts and other risks to our forests. The incurrence of losses or other liabilities that are not covered by insurance, due to the limited extent of the insurance coverage, losses that exceed the limits of our insurance coverage or any other reason that prevents reimbursement or indemnification, could result in significant and unexpected additional costs, our ability to operate and/or shortage of wood supply, which may affect our production. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See Item 4. “Information on the Company—Business Overview—Insurance.”

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may materially and adversely affect us, our activities and the trading prices of our shares.

We conduct a substantial amount of our operations in Brazil, and we sell part of our products to customers in the Brazilian market. For the year ended December 31, 2022, 17.1% of our net revenues were derived from Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations or financial condition.

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

Uncertainty as to whether the Brazilian federal government will implement changes in policy or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and the securities issued by Brazilian companies, including us. Accordingly, such uncertainties and other future developments in the Brazilian economy may adversely affect our business, financial condition and results of operation, negatively impacting our available cash flows for payment, and the trading price of our common shares.

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

In addition, although our public float represented 52.4% (excluding Treasury Shares) of our total capital float as of December 31, 2022, only 3.7% were represented by ADSs. Moreover, our controlling shareholders (including related parties and management) hold 45.8% of our stock. Any potential sale by these shareholders could adversely affect the market price of our securities.

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

In case a group of shareholders arises acting together or bound by a voting agreement, and such group is able to control decisions, we may suffer unexpected changes in our business strategy and policies, including through the mechanism of the replacement of the board of directors and statutory offices. In addition, we may become more vulnerable to hostile takeovers attempts and conflicts arising from such attempts.

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

On December 10, 2018, we started trading our Level II ADRs, in accordance with the program approved by the CVM. The Bank of New York Mellon is acting as our depositary bank in the United States, responsible for issuing the respective depositary shares, at the ratio of one ADS for each two common shares. We are subject to reporting requirements under the Exchange Act and are required to file with the SEC, or furnish to the SEC, reports and other information. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We also make available on our website’s investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is http://ir.suzano.com.br, and investor information can be found therein under the caption “Investor Relations.” Information contained on our website is, however, not incorporated by reference in, and should not be considered a part of, this annual report.

Our activities began in 1924, when Leon Feffer, our founder, first entered the paper business to resell national and imported paper used for business cards, writing pads and stationery. In the late 1930s, with the purchase of its first machine, the Suzano Group began to produce its own paper. In the 1950s, Companhia Suzano was formed, becoming what we believe to be the first global industrial-scale producer of eucalyptus pulp. In the mid-1960s, Companhia Suzano became the first paper producer to use 100% eucalyptus pulp in the production of printing and writing paper, according to “The History of the Pulp and Paper Industry in Brazil” (“A História da Indústria de Celulose e Papel no Brasil”), published by the Brazilian Technical Association of Paper and Pulp (Associação Brasileira Técnica de Papel e Celulose), or the ABTCP, in 2004. Today, we believe we are the world’s largest producer of market pulp, with an aggregate installed capacity of 10.9 million metric tons of eucalyptus pulp per year and a broad and diversified forest base.

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

On January 14, 2019, following receipt of all required corporate and regulatory approvals, the Merger was consummated, and Fibria became our wholly owned subsidiary. Upon completion of the Merger, we became the world’s largest producer of market pulp, with an aggregate installed capacity of 10.9 million metric tons of eucalyptus pulp per year and a broad and diversified forest base. Furthermore, on April 1, 2019, Fibria merged with and into Suzano. As a result, the separate corporate existence of Fibria ceased, and Suzano continued as the surviving entity under the laws of Brazil, with the resulting entity named Suzano S.A.

On October 28, 2021, the board of directors authorized the realization of investment for construction of a new pulp production mill with a nominal capacity of 2,550,000 tons of eucalyptus pulp per year, to be located in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul, known as Cerrado Project. The Company estimates that the new plant will start operating in the second semester of 2024. The Project Cerrado represents an important development in the Company’s long-term strategy, contributing to the expansion of its structural competitiveness, meeting the growing demand for hardwood pulp, and to the Company’s evolution in sustainability.

A detailed chronology of the development of the Company from its founding is set forth in our Annual Report on Form 20-F for the year ended December 31, 2021 (File No. 001-38755), “Item 4A. History and Development of the Company”, which is not incorporated by reference into this Annual Report.

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

There are two types of wood pulp: hardwood pulp and softwood pulp. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch, acacia, maple, oaks, beech trees and poplars, which have shorter fibers. Short fiber is generally best suited for the manufacture of products that require smoothness, brightness, uniformity an absorption properties, such as coated and uncoated printing and writing paper, tissue paper, specialty papers as image paper and décor laminate paper as well as packaging paperboard. Softwood pulp is produced using softwood trees (e.g. pine, spruce and fir) and is generally best suited for the manufacture of products that require greater durability and strength, such as kraftliner, newsprint, catalogues, boards, lightweight coated paper and tissue. However, paper producers may also substitute fibers used in the paper manufacturing process according to market availability by applying further processing, as refining mechanical treatment. The substitution depends on the raw materials and equipment available and the specifications of the final product. Pulp can be produced by integrated paper producers or by market pulp producers who sell the pulp to nonintegrated or semi-integrated paper producers. In 2021, approximately 37% of global pulp virgin fiber production was “market pulp” (Hawkins Wright – The Outlook for Market Pulp (August 2022)); that is, pulp sold by pulp mills and bought by paper mills. We produce pulp for our own paper production (integrated pulp) and to sell to other papermakers (market pulp). We produce only hardwood pulp from our renewable forests of planted eucalyptus trees. Eucalyptus pulp is widely accepted among producers of printing and writing paper, specialty papers and tissue papers worldwide because of its properties and cash production cost, and it has represented an increasing percentage of the world production of hardwood pulp. Eucalyptus trees in Brazil have a shorter growth cycle than other hardwood trees (approximately seven years in Brazil) and higher yield per planted hectare.

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

Source: Pulp and Paper Products Council – PPPC S&D (November 2022).

Source: Pulp and Paper Products Council – PPPC S&D (November 2022).

Source: Pulp and Paper Products Council – PPPC (December 2022).

According to Hawkins Wright, in 2022, we were among the top 10 market pulp producers in terms of capacity, with a combined 14% market share of chemical market pulp capacity.

Source: Hawkins Wright, 2022.

Source: Pulp and Paper Products Council – PPPC S&D (November 2022).

Our Company

With more than 90 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, we were the largest producer of eucalypt pulp in the world and virgin market pulp in the world in 2022. As other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.

We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 43% of the printing and writing paper and 26% of the paperboard produced in Brazil in 2022.

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

Our eucalyptus pulp production satisfies 100% of our requirements for paper production, and we sell the remaining production as market pulp. As of December 31, 2022 our total eucalyptus pulp installed capacity was 11.9 million tons per year. The scale of our production capacity, the proximity of our planted forests to our mills and the integration of our pulp and paper production process allow us to benefit from substantial economies of scale and low production costs.

Our Limeira, Suzano, Rio Verde and Jacareí mills are located near the city of São Paulo, the largest consumer market in Brazil according to data from IBÁ and RISI. These mills are located approximately 150 km from the port of Santos, an important export hub. They can supply both domestic and international markets in a competitive manner.

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

Pulp and Paper

We produce a variety of eucalyptus pulp and paper products, including pulp used in our paper production processes, as well as market pulp. We sell pulp to the Brazilian market and to the export market. We produce coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp and fluff pulp. Within the printing and writing paper category, we produce products of different sizes and shapes, such as cut paper for general purposes (cut-size), folio size and reels. Our sales are not concentrated in any specific customer, in either the Brazilian or the export markets. For the year ended December 31, 2022, no single customer accounted for more than 10% of our consolidated net sales revenue.

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

The management of our forests is the base that sustains our business, based on the planting and management of renewable forests, targeting of a competitive supply of wood through long-term planning and development and application of genetic improvements. As of December 31, 2022, we owned or leased approximately 2.7 million hectares of land, of which approximately 1.4 million hectares were used for eucalyptus cultivation and 1.1 million for forestry reserves, ensuring compliance with Brazilian law that determines the percentage of area required for legal and permanent preservation reserves, located mainly along the rivers. Remaining 0.2 million hectares are related to other uses such as roads. Our production units are in compliance with or exceed environmental standards – both Brazilian and international – for the production of pulp and paper.

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

Bleaching. To produce bleached pulp the unbleached pulp is submitted to a chemical bleaching process. The bleaching process promotes further selective delignification and increases brightness of the fibers. This process consists of a series of medium-consistency bleaching stages in towers. In each bleaching tower a different mixture of bleaching agents is applied and after each stage, the pulp is washed. Three or four bleaching stages are required to obtain a fully bleached pulp. Our modern and low environmental impact bleaching processes are elemental chlorine free (ECF). The bleaching process is designed to be harmless and utilizes chlorine-dioxide, sulfuric acid, caustic soda and oxygen peroxide and does not use elemental chlorine. At the end of the bleaching stages, the diluted bleached pulp, in its fluid state, is pumped to storage towers. Thereafter, the bleached pulp may be transferred directly to integrated operations in our own paper production or tissue paper facilities. Suzano produces paper in the Mucuri, Suzano and Limeira mills and also supplies slushed pulp to integrated paper producing customers in Jacareí (Ahlstrom) or Três Lagoas (Sylvamo Corporation). The tissue paper production takes place in the Mucurí and Imperatriz mills. The majority of bleached pulp is, however, sold as raw material after drying in big capacity drying machines and converted to bales. In the Suzano mill we are also producing dried pulp in rolls for fluff applications.

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

Pulp Sales

Pulp Sales

In the years ended December 31, 2022, 2021 and 2020, we sold 10.6 million tons, 10.6 million tons and 10.8 million tons of pulp as market pulp, respectively, of which 7.1%, 7.5% and 7.3% was sold in the Brazilian domestic market and 92.9%, 92.5% and 92.7% was sold in the export market.

The following table sets forth our Brazilian domestic and export sales of pulp for the periods indicated.

	For the year ended
	December 31,
	2022	2021	2020

	(in tons)
Suzano’s pulp sales volume
Brazilian	751,212	796,708	786,621
International	9,848,441	9,789,129	10,036,495
Total	10,599,653	10,585,837	10,823,116

Pulp Exports

The table below sets forth our pulp net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2022		2021		2020
	R$	Total	R$	Total	R$	Total
	(million)	(%)	(million)	(%)	(million)	(%)
Pulp net sales by geographic region
Brazil	2,665.7	6.4	2,338.8	6.7	1,609.4	6.3
Asia	18,294.0	44.2	15,952.8	46.0	12,921.1	50.5
Europe	12,768.3	30.9	10,477.3	30.2	6,409.9	25.1
North America	7,055.6	17.0	5,694.3	16.4	4,341.0	17.0
Others	600.6	1.5	252.0	0.7	296.9	1.2
Exports	38,718.5	93.6	32,376.4	93.3	23,968.9	93.7
Total	41,384.2	100.0	34,715.2	100.0	25,578.3	100.0

Pulp Customers

In 2022, most of our sales were made under contracts to customers with whom we have a long-term relationship in the Brazilian and export markets. Most of our customers are tissue, printing and writing and specialty paper producers that value the high-quality pulp produced and the reliability of supply provided by us. The majority of deliveries to final customers during last year were made from our overseas terminals in the United States, Europe, – and direct shipments to Asia.

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

Suzano has a diversified customer base for its pulp products. Our customers generally purchase their products using credit provided by us. We believe we have a good knowledge base to manage our credit risk portfolio through financial (letters of credit and insurance) and non-financial instruments (guarantees).

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

The table below sets forth our paper net revenues by geographic region for the periods indicated.

	For the year ended December 31,
	2022		2021		2020
	R$	Total	R$	Total	R$	Total
	(million)	(%)	(million)	(%)	(million)	(%)
Paper net revenues by geographic region
Brazil	5,858.9	69.4	4,380.6	70.1	3,358.2	68.8
Central and South America (1)	1,641.3	19.4	1,026.2	16.4	723.6	14.8
North America	608.7	7.2	424.9	6.8	263.3	5.4
Europe	325.5	3.9	318.7	5.1	262.9	5.4
Others	12.2	0.1	99.9	1.6	274.0	5.6
Exports	2,587.7	30.6	1,869.7	29.9	1,523.8	31.2
Total	8,446.6	100.0	6,250.3	100.0	4,882.0	100.0
(1)	Excludes Brazil.

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

Energy

Suzano’s energy matrix is mainly renewable, with biomass (classified as an energy resource in the forest energy biomass categories) as its main source of energy.

Most of the energy generation comes from black liquor, a by-product of the pulp manufacturing process, produced in the kraft chemical recovery process adopted in our mills and burned in chemical recovery boilers, accounting for a large part of the steam generation.

As secondary sources of energy we have the bark, wood chips and residues, applied in our processes and used as complementary fuels to meet the energy needs of the process, burned in auxiliary boilers. Therefore, our chemical recovery process allows us to generate energy in an environmentally friendly way.

A large part of the energy consumption is provided by our own electricity generation. Some of our industrial plants are self-producers that self-consume the energy generated and export surplus energy to the Brazilian national system . The plants that produce 100% of the energy consumed are Mucuri (BA), Imperatriz (MA), Três Lagoas (MS) and Veracel (BA).

The energy surplus is allocated from self-producing plants elsewhere to Suzano’s plants with energy deficits, through contracts accounted for in the CCEE (Brazilian Energy Compensation Chamber).

Suzano went through the certification process to issue the I-REC (International REC Standard) based on the renewable energy generated by the Três Lagoas (MS) industrial unit. This certificate represents the renewable generation attributes of one megawatt-hour (MWh) of energy produced from biomass and can be sold by the generator on the electricity market. The quantity of 457,529 I-RECS was commercialized by Suzano in 2022.

In terms of energy efficiency, the chemical recovery process has a very relevant role in pulp and paper production. This item is always highlighted among the actions adopted by Suzano, and several projects with this focus have been developed at the company’s industrial plants. Suzano has a long-term goal of increasing renewable energy exports to the national grid by 50% by 2030 (baseline 2018). In 2022, Suzano exported approximately 1,600 GWh of energy.

In 2022, the company’s energy matrix was composed of 88% renewable sources. Non-renewables represented 12%, the most representative sources being natural gas, widely used in the process in the lime kiln, and diesel oil used in forestry logistics and transportation.

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

Transportation

The cost of transportation of pulp and paper products to the consumer market is an important component of our competitiveness. In the years ended December 31, 2022, 2021 and 2020, logistics costs accounted for 21.5% , 23.0% and 23.7% of our cost of goods sold and selling expenses, respectively.

Our scale of production, the proximity of planted forests to our pulp mills and planted forests in relation to our factories and the integration of the processes of pulp and paper production gives us substantial economies of scale and lower production costs. Suzano, Rio Verde and Limeira units, in the state of São Paulo, are strategically located near our major customers for paper products and approximately 100 kilometers from the port of Santos. The Mucuri unit, which primarily services the external market, is strategically located approximately 250 kilometers from Portocel, a port that specializes in the exportation of paper and pulp, and approximately 320 kilometers from the port of Vitória. The Imperatriz unit, in Maranhão, which also primarily services the external market, is located approximately 670 kilometers from the port of Itaquí. The proximity of our forests, factories, Brazilian clients and ports allows us to enjoy relatively low transportation costs, which, in turn, provides a competitive cost structure for exports.

In addition, the Brazilian market may take advantage of Jacareí mill’s proximity to São Paulo and Rio de Janeiro, while the Aracruz mill has the one of the best logistics in the industry, approximately 3 kilometers to the Portocel port facility. The Tres Lagoas mill is located between two important railways in the southeast of Brazil, ensuring the cost competitiveness of this mill, although distance from the port is over 700 km.

Port Operations

The pulp produced for export is shipped on dedicated vessels or partial-service vessels by carriers hired through long-term or spot contracts to our terminals overseas and is then delivered to our customers.

We conduct operations in the port of Itaqui, (state of Maranhão), port of Santos (state of São Paulo) and port of Barra do Riacho (namely, Portocel - state of Espírito Santo).

Port of Itaqui

The port of Itaqui is located on the coast of the state of Maranhão. From this port, we exported in 2022 pulp produced at the Imperatriz mill, which is located approximately 670km away from the port of Itaquí. Since 2014 we have operated a warehouse within the port area to guarantee the continuity of its operations with Empresa Maranhense de Administraçao Portuária (“EMAP”), a public company held by the state government of Maranhão.

On July 27, 2018, we participated in a public auction conducted by ANTAQ for the concession of public areas and infrastructure for general cargo, especially pulp and paper in the port of Itaquí, for an initial period of 25 years. We were awarded the contract due to our proposal for Itaquí General Cargo Terminal (IQI 18), in the amount of R$0.1 million. In 2020, we hired the companies responsible for building a warehouse of 73,000 tons, and a berth, to support long-term planning of the Imperatriz mill. In 2021, we concluded the construction of the berth in the port of Itaqui, whichwill be managed by EMAP and we will have preferential berthing rights. The berth was first tested in February 5, 2022, and the warehouse’s operations started on September 2, 2022.

Port of Santos

The port of Santos is located on the coast of the state of São Paulo. From this port, we export pulp produced at the Jacareí and Três Lagoas, which are located approximately 150, and 750 kilometers away from the port of Santos, respectively. Through a concession, we operate terminal 32 (T32) of the port of Santos and at Vertere (DP World Santos) An expansion process is expected to start in 2023 in both ports to attend the demand for a new mill in Ribas do Rio Pardo (Cerrado Project).

Paper produced by us for export is mainly shipped out of the port of Santos, which is located approximately 80 kilometers from the Suzano unit and about 250 km from the Limeira unit, where most of the paper production designated to export markets comes from. We also operate with containers at the port of Santos, mainly used in the paper and fluff business.

Portocel

The pulp produced for export at the Aracruz, Mucuri and Veracel pulp mills is shipped out of the port of Barra do Riacho (Portocel), which is located approximately 3 kilometers, away from Aracruz, approximately 250 kilometers away from Mucuri and 260 nautical miles, from Veracel’s barge terminal. We own 51% of Portocel, the company that operates the port terminal of Aracruz. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer.

The Portocel is a modern facility that has the capacity to handle approximately 7.5 million metric tons of pulp and wood per year, from their owners and other players, and different types of material like aluminum, steel coils, granite and project cargo. Warehouse facilities at Portocel are capable of storing approximately 220,000 metric tons of pulp (static storage).

Marketing and Distribution

We have our own sales teams for our pulp and paper business units, which sell our products in both the Brazilian and international markets, to final consumer or distribution intermediaries. We sell our products in both the Brazilian and export markets. In the years ended December 31, 2022, 2021 and 2020, 82.9%, 83.6% and 83.7%, respectively, of our net sales revenue from market pulp and paper products was attributable to sales made outside of Brazil. Domestically in Brazil, we have a sales staff consisting of employees operating in various regions of Brazil.

Pulp

Our pulp business unit’s commercial strategy is based on three pillars: strong relationships, long-term partnerships and differentiated services. To ensure proximity with our national and international customers and to ensure that our products are tailored to their needs, we use a Brazilian sales team, which services Latin America, and local sales teams in the United States, Austria and China. In Brazil and in each of our international offices, we have technical assistance departments that focus on our customers’ needs, with the purpose of providing our customers with smart technical solutions for their transition from other types of fiber to eucalyptus fiber. We organize annual technical workshops, in Brazil and in each of the countries where we operate, to share with our customers and international offices our innovative initiatives, technical developments and market strategy.

Paper

In 2022, 69.4% of our paper net sales were made to the Brazilian market. In order to better serve this market, we have divided it into six segments, designing different commercial and marketing strategies for each segment:

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

The international pulp and paper markets are highly competitive and involve a large number of producers worldwide. As a vertically integrated pulp and paper producer, we compete not only with other vertically integrated pulp and paper producers, but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do and enjoy lower financing costs. However, as the largest producer of eucalyptus pulp and virgin market pulp in the world in 2022, according to Hawkins Wright, we maintain our competitive advantage by keeping production costs low, maintaining long-term contracts with our customers and vertically integrating our operations.

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

Our industrial units are ISO 14001 certified, which attests to our environmental management system. The Mucuri unit was the first in the pulp and paper sector globally to obtain this certification in 1996. We also have received other certifications, including ISO 9001 and ISO 45001.

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

Aiming for positive environmental impacts, we promote the conservation of biodiversity and eco-efficiency of our operations, optimizing the use of our resources and applying the best environmental management practices, as defined by FSC, on an ongoing basis, such as:

●	Conserving ecosystems and their biodiversity;
●	Using renewable and non-renewable natural resources in a rational manner;
●	Promoting responsible use of water, minimizing the impacts of operations on local water resources and safeguarding the natural water cycle in forests;
●	Focusing on prevention and control of atmospheric emissions (NOx, SOx, TRS, greenhouse gases and particulate matter) and of effluents (COD and AOX);
●	Promoting the concept of the 4R’s (rethink, reduce, reuse and/or recycle), aiming at less disposal of solid waste in own and/or third party landfills;
●	Optimizing energy performance, seeking maintenance of the low carbon energy matrix, as further explained below under “ - Climate Change”;
●	Stimulating climate change mitigation and adaptation actions;
●	Respecting rights, social and cultural values of indigenous peoples, traditional and local communities, as well as the people involved in operations of forest management;
●	Complying with the environmental legal framework, including binding international agreements and voluntary commitments pertinent to our operations, such as Ecolabels.

We reinforce our commitment to establish plantations exclusively in areas previously anthropized by other uses whose conversion has not occurred under our responsibility, committing to a zero-deforestation policy.

Our environmental commitments are supported and monitored by relevant organizations and coalitions. We also maintain a strong partnership with recognized forums and organizations to discuss and share knowledge on sustainability issues. Some examples are the UN Global Compact, Climate, Forest and Agriculture Brazilian Coalition, the Alliance for the restoration of the Amazon, One Trillion Trees (1t.org); the World Wildlife Fund / New Generation Plantation, The Brazilian Forest Dialogue, Brazilian Tree Industry (IBÁ), the Brazilian Corporate Council for Sustainable Development (CEBDS), GHG Protocol Brazil.; Capitals Coalition and the Taskforce on Nature-related Financial Disclosures (TNFD).

Furthermore, we also have a strong commitment to community service and participate in and fund a variety of projects, including projects supported by Instituto Ecofuturo, a non-governmental organization that we have created and sponsor, whose purpose is to generate and share knowledge and practices that contribute to creating a culture of sustainability.

Water

After the disclosure of our Commitments to Renewing Life, a set of 15 Long- Term Goals, in February 2020, we deployed the goal of reducing specific water withdrawal by 15% by 2030, linked to SDG 6 – clean water and sanitation, and governance has been integrated into our management routine.

Considering the expected curve until 2030, we defined each mill’s internal annual and monthly targets. The results of each mill’s internal targets are monitored monthly in a meeting with the Executive Officer of Pulp Operations, together with representatives of all mills, integrating them with the governance of safety, production, quality and cost indicators.

Taking into consideration our governance model, the industrial directors and managers monitor the indicators of each mill weekly. Any deviations are treated according to the management tools adopted in our Operational Excellence model.

The results are disclosed to all of our employees at the monthly results meetings of each mill, engaging people in relation to the topic. Moreover, at the Units, the internal targets were stratified by each industrial sector and its performance is monitored at routine Production Meetings.

We reduced almost 3% of water withdrawal in 2022 compared to the volume reported by us in 2021. The Company’s performance is in track with our long-term goal to reduce the specific water withdrawal by 15% by 2030.

To this end, we implemented actions in all mills aimed at optimizing the use of water, which include the replacement of equipment to generate more water efficiency and the use of recovered water in machines.

The year was quite challenging with 6 schedule maitenance downtimes at the Três Lagoas, Limeira, Mucuri, Imperatriz, Aracruz and Jacareí units. The schedule maitenance downtimes usually favor an increase in specific water withdrawal indicator, as we continue to use water while we are not producing. Therefore, the units optimized water consumption during shutdowns, applying process controls, for example, avoiding overflowing the cooling tower. In addition, projects were implemented with the aim of optimizing water consumption, which directly contributed to improving the indicator.

In 2022, we mapped out best practices with respect to water use in our units and other market participants. As a result, we improved our water use management and governance practices. These actions contributed to the reduction of specific water withdrawal in 2022. To reinforce the topic’s governance priority, we defined targets linked to variable remuneration to the Chief Operating Officer, Industrial Officers and lower positions.

Solid Waste and Wastewater

Waste management is present in our processes and operations, both industrial and forestry. The treatment of effluents in all industrial units is carried out in our own Effluent Treatment Plants and includes primary (physical) and secondary (biological) treatment, a stage in which oxygen and nutrients are added and the pH is controlled. At Limeira, Jacareí, Três Lagoas and Maranhão Mills, the activated sludge technology is used for secondary treatment, while aerated lagoons are used at the Suzano and Aracruz Mills. The Mucuri Mill uses both technologies. The biological sludge generated at the effluent treatment plants has been treated in different eco-efficient ways, such as composting plants at the Limeira Mill, drying and burning at the Jacareí, Imperatriz and Três Lagoas Mills.

In addition to complying with the applicable rules on solid waste, our mills have a waste management plan and operational procedures. Waste management includes daily monitoring and forums focused on reducing solid waste generation, increased recycling and internal reuse and reduction of shipment to landfills. The mills also receive internal and external audits.

In 2020 we had announced a very challenging goal of reduce by 70% the industrial waste sent to landfill by 2030. In 2022, our units in Limeira, Jacareí and Rio Verde kept its performance of not sending waste to landfills.

The main highlight of the year was the consolidation of composting project at the Mucuri/BA unit, which reduced the unit’s indicator by almost 20%. Every month, 10,000 tons of organic waste is generated at the unit, which is no longer sent to landfills and is now composted in partnership with a composting company, becoming fertilizers. We also had a significant improvement at the Imperatriz unit, because during rainy periods it hadn’t been possible to reuse the primary and secondary sludge as biomass due to the high moisture concentration. So, a drying hothouse was installed, and this material also started to be burned in the boilers to power generation during the rainy months.

Biodiversity

We are engaged in carrying out and developing sustainable forestry operations. We are committed to a strict zero deforestation policy and adoption of best forest management practices, as defined by FSC. Therefore, our eucalyptus plantations are established exclusively in areas previously anthropized by other uses, such as cattle grazing, and co-exist interleaved with areas destined for biodiversity conservation - the mosaic landscapes approach, favoring the connection of native fragments and the establishment of ecological corridor. Our forest management practices follow all the legislation, standards and commitments undertaken, being certified by international widely recognized standards, the Forest Stewardship Council (FSC) and the Programme for the Endorsement of Forest Certification (PEFC), both auditable certification schemes.

We maintain and protect more than 1 million hectares of native vegetation, which corresponds approximately to 40% of our total area. In this natural preserved territory, since the nineties, Suzano conducts periodic biodiversity monitoring, species of fauna and flora. To increase the protection and monitoring of biodiversity, we voluntarily identified areas considered global or nationally important for biodiversity conservation, defined as High Conservation Value Areas (HCVA) and Private Natural Heritage Reserves (IUCN Category IV).

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

Climate Change

With one of the largest forest bases in the world, we understand our role in fighting climate change and constantly seek to expand our performance and engagement in the issue. Together, native forests and eucalyptus plantations contribute directly to removing and storing CO2 from the atmosphere. Therefore, we are committed to doing more than neutralizing direct and indirect emissions from our value chain. Our purpose is to remove significant additional amounts of carbon from the atmosphere, thus mitigating the effects of the global climate crisis. Theses climate ambitions are among our sustainability long-term goals:

●	Removing 40 million tons of CO₂ equivalent from 2020 to 2025; and
●	Reducing the intensity of carbon emissions (Scopes 1 and 2) by ton of product produced (tCO₂eq/t) by 15% by 2030.

The board of directors, supported by the Sustainability Committee, directly oversees the opportunities and risks of climate change, monitoring the Company’s strategy. In 2022, part of the executives’ variable compensation was linked to sustainability goals, with the CEO and five executives committed to climate-related targets.

Climate change and its potential effects are considered one of our priority risks at a corporate level. In this sense, it has its own structured system for assessment, treatment (i.e. response to risk), monitoring and reporting. The Company’s assessment of the potential physical impacts of climate change, as well as those arising from the transition to a low-carbon economy, is carried out on an ongoing basis and will continue to evolve. The Risk Management area monitors the evolution and mitigation of priority risks through the definition of action plans and controls, with report to the Board at least once a year. Additionally, the risk management process also includes specific approaches at the operational level. One example is the modeling of climate change scenarios and monitoring of indicators for the technical research, development and innovation (“R&D&I”) team. These data are used to calibrate harvest and planting planning models and to review the assessment of co-related climate risks to define new specific action plans, when necessary.

We reuse biomass and wood residues from the production process to generate a significant portion of its energy requirements. Approximately 88% of the entire operation and energetic matrix (that involves forest, industry, logistic, etc.) comes from renewable fuels (such as black liquor and biomass), and the remaining 12% from non-renewable resources (such as natural gas and fuel oil). We are self-sufficient in the Mucuri, Imperatriz and Três Lagoas units in terms of energy needs and some mills are even selling surplus energy back to the grid. In 2022, 4,148,649 GJ of renewable electric energy were supplied to the public grid from these units.

The systemic view with which Suzano works on climate change makes us believe in the importance of engaging and influencing different sectors towards a low-carbon economy to build a prosperous and fair future, focused on regeneration and sustainability. Therefore, we strengthen our dialogue and partnership with governments, companies, NGOs, associations and academia by actively participating in forums and working groups. In 2022, the Company outlined a broad engagement strategy in COP 27, the United Nations Climate Conference. Our main objective was to engage the business sector and influence positive climate policies, such as carbon markets, and support the COP27 High-Level Champions to drive the carbon neutral and even carbon positive agenda.

Since 2021, Suzano participates in the Science Based Target Initiative (SBTi), a movement that seeks to promote the reduction of greenhouse gas emissions and resulting global transition to a low-carbon economy. By joining, we are also taking part in the Race to Zero campaign, a coalition supported by the United Nations that brings together leaders committed to working towards a healthy, resilient recovery, with the objective of stimulating the decarbonization of the world economy. We also take part in the Climate Action 100+ initiative, led by investors to ensure that the largest corporate emitters of greenhouse gases take the necessary measures on climate change.

Sustainability Strategy

Sustainability is an essential part of our strategy and governance practices. Our board of directors has formal responsibility for overseeing sustainability aspects. The new composition of the Committee has 30% gender diversity and is composed of board members and independent members, with diverse backgrounds and meets three times a year.

In our business, we make innovation and sustainability go hand in hand to transform renewable raw material from trees into innovative and sustainable bioproducts for billions of consumers in over 100 countries. We strive to be an agent of change and develop solutions to address the greatest challenges of our society. Combining our energy efficient operations, eucalyptus farms and conservation areas, we are a company contributing to tackling climate change, while improving the lives of the communities where we are present.

In 2022, Suzano contracted an “A&B loan” financed by the International Finance Corporation (IFC) and a syndicate of commercial banks, in a total amount of US$ 600 million, after IFC carried out an extensive Due Diligence process based on the IFC’s Performance Standards. The operation considers important ESG aspects, being associated with 2 sustainability performance targets (SPT): reduce the intensity of greenhouse gas (GHG) emissions and increase the participation of women in leadership positions at the Company.

Suzano also achieved significant advances in ESG indices and ratings. Achieved CDP Water “A-list”, maintaining “A-” score in Climate and Forests; rating for “Low Risk” on Sustainalytics; obtaining EcoVadis Gold medal; composed once again the Dow Jones Sustainability Indexes (DJSI) Emerging Markets; remained in the Corporate Sustainability Index (ISE B3); and upgraded its MSCI ESG rating to “BB”. The evolutions reward the constant search for improvement in performance, communication, transparency and engagement.

Our non-financial information is reported annually and audited by an independent third party. The Annual Report and Sustainability Center was published before the 2023 General Meeting, adhering to the main sustainability reporting frameworks, such as Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD), Global Reporting Initiative (GRI) standards guidelines for disclosure. Further information is available at our Investor Relations website (www.suzano.com.br/ir).

Reinforcing our commitment in promoting a regenerative business, Suzano announced, in partnership with Itaú Unibanco, Marfrig, Rabobank, Santander and Vale, the creation of Biomas, a company fully dedicated to restoration, conservation and preservation of forests in Brazil. The objective of the initiative is, over 20 years, to reach a total restored and protected area of 4 million hectares of native forests in different Brazilian biomes, such as the Amazon, Atlantic Forest and Cerrado.

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

Insurance

We believe that we maintain adequate insurance coverage for our facilities with respect to our operational and commercial risks. Consistent with industry norms and practice in Brazil, we do not maintain insurance coverage for fire and other risks to our planted forests. Nonetheless, we adopt a series of measures, such as maintenance of a firefighting brigade and keeping the lanes between our production units of eucalyptus trees unobstructed, which historically has significantly prevented the spread of fires. We use the amounts we would otherwise pay as premiums for fire insurance to implement preventive and safety measures, such as installing fire towers and fire control equipment and training firefighting personnel. It is our policy to maintain insurance coverage for our inventory of wood.

Organizational Structure

The following chart shows our corporate structure as of December 31, 2022.

Property, Plant and Equipment

Eucalyptus Planted Forests

General

One of our greatest strengths is that we are a fully integrated low-cost producer of pulp and paper. That is due, in part, to the low cost of cultivating and processing eucalyptus trees compared to other species. As shown in the illustration below, the short growth cycle of our eucalyptus trees — seven years — presents a significant competitive advantage in relation to the costs associated with other fibers. For more information about our low wood costs, see “—Raw Materials—Wood.”

Our planted forests along with those of our partners are concentrated in the south of the State of Bahia, in the state of Espírito Santo, in the state of Mato Grosso do Sul, in the state of São Paulo, in the east of the state of Minas Gerais, in the states of Rio de Janeiro and Rio Grande do Sul, in the states of Tocantins, Pará and in southwest of the state of Maranhão, and in north and east of the states of Maranhão and Piauí.

The table and chart below set forth the location and capacity of our planted eucalyptus forests as of December 31, 2022:

	Planted	Conservation
	Area	Area	Other	Total
	(thousand	(thousand	(thousand	(thousand
State	hectares)	hectares)	hectares)	hectares)
São Paulo	215	129	16	360
Minas Gerais	22	37	2	61
Rio de Janeiro	2	1	—	3
Mato Grosso do Sul	496	257	108	861
Bahia(1)	267	207	24	498
Espírito Santo	152	109	12	273
Rio Grande do Sul	10	1	—	2
Tocantins, Maranhão, Pará, and Piauí	252	359	54	665
Total(2)	1,405	1,101	216	2,723
(1)	Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern Bahia State.
(2)	Excludes forestry partnership program of 120 thousand hectares.

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

Plant Locations and Capacity

We produce pulp and paper products from ten facilities consisting of: (i) two integrated pulp and paper production facilities in the state of São Paulo (the Suzano and Limeira units) including fluff production, (ii) a non-integrated paper production facility in the state of São Paulo (the Rio Verde unit), and a Market Pulp production in the state of São Paulo (Jacareí unit), (iii) an integrated pulp, paper and tissue facility in the state of Bahia (the Mucuri unit), (iv) an integrated pulp and tissue facility in the state of Maranhão (the Imperatriz unit), (v) a market pulp production in the state of Mato Grosso do Sul (Três Lagoas unit), (vi) a market pulp production in the state of Espírito Santo (Aracruz unit) and (vii) two non-integrated tissue paper (Facepa) production in the states of Pará and Ceará (Belém unit and Fortaleza unit). The following table identifies our pulp and paper mills and sets forth the nominal total volume of the production capacity at each mill, as of December 31, 2022.

		Production Capacity
Unit/Location	Major Products	(in thousand tons per year)
Mucuri unit — Bahia	Integrated Pulp	200
	Market Pulp	1,480
	Paper	250
	Tissue	60
Suzano unit — São Paulo	Integrated Pulp	450
	Market Pulp	70
	Fluff(1)	100
	Paper(1)	550
Limeira – São Paulo	Integrated Pulp	290
	Market Pulp	400
	Paper	400
Rio Verde — São Paulo	Non-integrated Pulp	—
	Market Pulp	—
	Paper	50
Imperatriz unit	Integrated Pulp	60
	Market Pulp	1,590
	Paper	—
	Tissue	60
Tissue Facepa (Belém & Fortaleza)	Non-integrated Pulp	—
	Market Pulp	—
	Tissue	30
Aracruz – Espírito Santo	Market Pulp	2,340
Três Lagoas – Mato Grosso do Sul	Market Pulp	3,250
Jacareí – São Paulo	Market Pulp	1,100
Veracel (2) – Bahia	Market Pulp	560
(1)	Flexibility to produce either fluff pulp or printing and writing paper.
(2)	Represents 50% of the annual production capacity and production of Veracel’s pulp mill.

ITEM 4. A. INFORMATION ON THE COMPANY

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements as of December 31, 2022 and 2021, and for each of the three years ended December 31, 2022, and the accompanying notes thereto, which have been prepared in accordance with IFRS as issued by the IASB, as well as with the information presented under “Presentation of Financial and Other Data” and “Item 3. Key Information — A. Selected Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and Item 3. “Key Information – Risk Factors.”

Overview

With almost 100 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, Suzano was the largest producer of eucalyptus pulp and virgin market pulp in the world in 2022. In common with other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.

We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 43% of the printing and writing paper and 26% of the paperboard produced in Brazil in 2022.

Foreign Currency Impact in Our Operations

As a predominantly exporting company, our results are exposed to exchange variations. As such, fluctuations in the exchange rate, especially with regards to the U.S. dollars, may impact our operating results. We issue debt securities in the international markets as an important part of the capital structure that is also exposed to fluctuations in the exchange rate. The mitigation of these risks comes from our own exports, which creates a natural hedge. Furthermore, we employ U.S. dollar sales, in futures markets, including strategies with options, as a way to ensure attractive levels of operating margins for a portion of our income. The sales in future markets are limited to a percent of the currency over the 24-month horizon and, as such, are dependent on the availability of exchange ready for sale in the short-term.

Pulp Segment

The year of 2022 was characterized by positive fundamentals for the hardwood pulp market, mainly due to solid demand in the main markets and supply constraints, resulting in historical average price peaks in the period.

In the Chinese market, the demand for pulp for tissue papers proved resilient and stable, following the trend of a shift to online purchasing channels. The demand for Packaging and Printing and Writing paper remained stable, driven by an increase in export volumes, mainly to other Asian markets. In addition, the difference between softwood and hardwood pulp prices throughout the year favored greater consumption of the latter.

In Europe, despite the geopolitical and economic context, demand remained healthy, especially for tissue and specialty papers. In the North American market, the demand for tissue papers showed a growth trend at pre-pandemic levels and the printing and writing segment also showed growth when compared to the previous year.

On the supply side, there was a restriction in the availability of hardwood pulp throughout the period, which can be explained by: i) labor strikes in Europe; ii) sanctions imposed on Russian wood, resulting from the conflict between Russia and Ukraine; iii) residual difficulties in the logistics chain; iv) unscheduled stoppages due to climatic factors; and v) postponement of the entry of new capacity expected.

In this context, Suzano presented a marginally higher sales volume in comparison with the previous year, as a result of strong commercial activity. Our sales volume in 2022 increased slightly, from 10.59 million tons in 2021 to 10.60 million tons in 2022. Net revenue from pulp sales totaled R$41,384.32 million in 2022 (an increase of 19.2% compared to 2021) due to higher pulp prices. The share of pulp revenue from exports was 94%, while the domestic market accounted for 6%. With regard to distribution for end use, 63% of pulp sales went to sanitary paper production, 16% to printing and writing paper, 14% to special papers and 7% to other uses.

The average net pulp selling price was US$756/ton in 2022 (an increase of 24% compared to 2021), while average net price in reais stood at R$3,904/ton (an increase of 19% compared to 2021).

Paper Segment

According to the IBÁ, domestic sales of printing and writing paper and paperboard decreased 1% in 2022 compared to 2021, while imports increased 24%.

Company’s domestic sales remained practically on the same level of 2021, as we had a strong comparison period last year, for Printing & Writing papers, and a continued strong performance of paperboard supported by domestic consumption of essential goods. Paper sales increased to 1.31million tons in 2022, compared to 1.29 million tons in 2021.

In 2022, our net revenue from paper sales totaled R$8,447 million, a 35.1% increase from 2021. Net revenue from domestic and export increased 33.7% and 38.4%, respectively, with 69.4% coming from domestic sales and 30.6% from exportations. The geographic breakdown of our total revenue from paper sales in 2022 was 88.8% in Latin America (including Brazil), 7.2% in North America and 4.0% in other regions.

The average net paper price in 2022 was R$6,467/ton, 34% higher than in 2021. In the domestic market, the average net paper price was R$6,159/ton, a 30% increase compared to 2021. In the international market, average price was US$1,412/ton, a 51% increase compared to 2021. In Brazilian real, the average price in the international market was R$7,294/ton, 45% higher than in 2021.

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

A.          Operating Results

Results of operations

The following discussion of our results of operations is based on our audited consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022. For a discussion of our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F for the year ended December 31, 2021.

References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

	For the year ended December 31,
	2022	2022	2021	2020

	US$(3)	(in thousands of R$), except per share data
Net sales	9,550,366	49,830,946	40,965,431	30,460,277
Cost of sales	(4,757,132)	(24,821,288)	(20,615,588)	(18,966,331)
Gross profit	4,793,234	25,009,658	20,349,843	11,493,946

Operating income (expenses)
Selling	(475,917)	(2,483,194)	(2,291,722)	(2,174,652)
General and administrative	(327,686)	(1,709,767)	(1,577,909)	(1,443,192)
Income from associates and joint ventures	54,501	284,368	51,912	36,142
Other Operating Income, net	214,983	1,121,716	1,648,067	531,150
Operating profit before net financial income (expenses)	4,259,115	22,222,781	18,180,191	8,443,394

Net financial income (expenses)
Financial expenses	(879,769)	(4,590,370)	(4,221,301)	(4,459,425)
Financial income	18,533	967,010	272,556	327,475
Derivative financial instruments	1,295,890	6,761,567	(1,597,662)	(9,422,682)
Monetary and exchange variations, net	631,426	3,294,593	(3,800,827)	(12,530,891)
Net income (loss) before taxes	5,491,995	28,655,581	8,832,957	(17,642,129)

Income taxes
Current	(97,916)	(510,896)	(292,115)	(181,926)
Deferred	(910,324)	(4,749,798)	94,690	7,109,120
Net income (loss) for the period	4,483,755	23,394,887	8,635,532	(10,714,935)

Result of the period attributed to the controlling shareholders	4,481,212	23,381,617	8,626,386	(10,724,828)
Result of the period attributed to non-controlling shareholders	2,543	13,270	9,146	9,893
Earnings (loss) per share
Basic (1)	3.369	17.57724	6.39360	(7.94890)
Diluted (2)	3.368	17.57305	6.39205	(7.94890)
(1)	Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.
(2)	Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares. Due to the loss recorded in the period, we do not consider the dilution effect in the calculation
(3)	In thousands of US$, except per share data. For convenience purposes only, amounts in reais in the year ended December 31, 2022 have been translated to U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars at December 31, 2022 as reported by the Central Bank of Brazil.

Year ended December 31, 2022 compared to year ended December 31, 2021

Our net sales revenue increased 21.6%, or R$8,865.5 million, from R$40,965.4 million in the year ended December 31, 2021 to R$49,830.9 million in the corresponding period in 2022, mainly due to (i) 24.2% increase in pulp prices in U.S. dollars, (ii) 39.9% increase in paper prices in U.S. dollars.

Our net sales revenue from pulp increased 19.2%, or R$6,669.1 million, from R$34,715.2 million in the year ended December 31, 2021 to R$41,384.3 million in the corresponding period in 2022, mainly due to 24.2% increase in pulp prices in U.S. dollars. Our net sales revenue from pulp represented 84.7% of total net sales revenue in the year ended December 31, 2021, compared to 83.0% in the corresponding period in 2022.

Our net sales revenue from pulp exports increased 19.6%, or R$6,342.2 million in 2022, from R$32,376.4 million in the year ended December 31, 2021 to R$38,718.6 million in the corresponding period in 2022, mainly due to 24.2% increase in pulp exports prices in U.S. dollars, and. Net revenues from pulp exports represented 77.7% of total net revenues in the year ended December 31, 2022.

Our average international net sales price of pulp in the year ended December 31, 2022 increased 24.2%, or US$148,1/ton, from US$613/ton in the year ended December 31, 2021 to US$761/ton in the corresponding period in 2022. In the domestic market, our average net pulp sales price increased 25.7%, or US$138.7/ton, from US$544/ton in the year ended December 31, 2021 to US$687 ton in the corresponding period in 2022.

Our net sales revenue from paper increased 35.0%, or R$2,196.4 million, from R$6,250.2 million in the year ended December 31, 2021 to R$8,446.6 million in the corresponding period in 2022. Net sales revenue from paper represented 15.3% of total net sales in the year ended December 31, 2021, compared to 17.0% in the corresponding period in 2022. The increase in net sales revenue from paper in the year ended December 31, 2022 compared to the corresponding period in 2021 is mainly due to higher prices as volumes remains stable growing less than 1%. Net revenues from paper exports represented 5.2% of total net revenues in the year ended December 31, 2022. Our net sales revenue from paper in the domestic market increased 33.7%, or R$1,478.3 million, from R$4,380.6 million in the year ended December 31, 2021 to R$5,858.9 million in the corresponding period in 2022, impacted mainly by sales price increase.

The average international net paper sales price in 2022 increased 51.3%, or US$478.8/ton, from US$933.2/ton in the year ended December 31, 2021 to US$1,412.0/ton in the corresponding period in 2022. In the domestic market, the average net paper sales price increased 29.8%, or R$1,412.5/ton, from R$4,746.5/ton in the year ended in December 31, 2021 to R$6,159.0/ton in the corresponding period in 2022.

Cost of sales

Our total cost of sales increased 20.4%, or R$4,205.7 million, from R$20,615.6 million in the year ended December 31, 2021 to R$24,821.3 million in the corresponding period in 2022, mainly due to higher input costs, specially brent and caustic soda, as well as wood and fixed costs.

Gross profit

Our gross profit increased 22.9%, or R$4,659.9 million, from R$20,349.8 million in the year ended December 31, 2021 to R$25,009.7 million in the corresponding period in 2022, due to the factors mentioned above. Our gross margin in the year ended December 31, 2021 was 49.7% compared to 50.2% in the corresponding period in 2022, mainly due to increase in sales price, partially offset by the increase in total cost of sales, as described above.

Selling, general and administrative

Our selling expenses increased 8.4%, or R$191.5 million, from R$2,291.7 million in the year ended December 31, 2021 to R$2,483.2 million in the corresponding period in 2022. The main variation is due to the inflation pressure on logistics cost, in turn largely related to commodity prices increase.

Our general and administrative expenses increased 8.4%, or R$131.9 million, from R$1,577.9 million in the year ended December 31, 2021 to R$1,709.8 million in the corresponding period in 2022. The variation is due to an increase in personnel expenses.

Income from associates and joint ventures

Our income from associates and joint ventures, increase R$ 232.5 million, from R$51.9 million in the year ended December 31, 2021 to R$284.4 million in the corresponding period in 2022. The increase is mainly due to (i) gain in equity result (ii) the realization of comprehensive income related to the foreign exchange variation of Suzano Trading Ltd.’s overseas investment, due to the company incorporation on September 30, 2022

Other Operating Income, net

Our other operating income (expenses), decreased R$526.4 million, from R$1,648.1 million in the year ended December 31, 2021 to R$1,121.7 million in the corresponding period in 2022. The decrease is mainly due to (i) the updated fair value of biological assets, which happens in the second and fourth quarters of each year (ii) the recognition of a tax credit arising from the exclusion of VAT (ICMS) from PIS and COFINS tax basis.

Operating profit before net financial income (expenses)

Our operating profit before net financial income (expense) increased 22.2%, or R$4,042.6 million, from a profit of R$18,180.2 million in the year ended December 31, 2021 to a profit of R$22,222.8 million in the corresponding period in 2022, due to the facts mentioned above. Our operating margin in the year ended December 31, 2021 was 44.4% compared to 44.6% in the corresponding period in 2022. This increase is mainly due to increase in sales price benefiting net revenues.

Net financial income (expenses)

Our net financial income (expenses) increased R$15,780.0 million, from a loss of R$9,347.2 million for the year ended December 31, 2021 to a gain of R$6,432.8 million in the corresponding period in 2022. This increase was largely due to (i) an increase in expenses (income) from monetary and exchange rate variation, net of R$7,095.4 million, and (ii) an increase in expenses (income) from derivative financial instruments of R$8,359.2 million in the year ended December 31, 2022 compared to the same period of 2021 as described in note 27 to our audited consolidated financial statements.

Net income (loss) before taxes

Our net income (loss) before taxes increased R$19,822.6 million, from R$8,832.9 million in the year ended December 31, 2021 to a R$28,655.6 million in the same period in 2022. This result was largely impacted by the factors mentioned above.

Income taxes

Our income taxes increased 2,564.7% or R$5,063.3 million, from R$197.4 million in the year ended December 31, 2021, compared to R$5,260.7 million during the corresponding period in 2022. This increase was largely due to the fact that in the year ended December 31, 2022, there was an increase in profit before income taxes compared to a profit before income taxes in the same period of 2021. The increase in the effective rate of income and social contribution tax expenses from 2.2% in the year ended December 31, 2021 to 18.4% in the corresponding period in 2022 is mainly due to the increase of the tax effect on temporary differences in the year ended December 31, 2022 compared to the corresponding period in 2021, as follows (i) an increase of R$2,700 million on Taxation (difference) on MtM (“mark-to-market”) over foreign exchange; (ii) an increase of R$2,093 million on MtM over derivatives – for further details, please refer to Financial Statements – note 12.1.3).

Net income (loss) for the year

Our net income increased 170.9% or R$14,759.4 million, from R$8,635.5 million in the year ended December 31, 2021 to a net gain of R$23,394.9 million during the corresponding period in 2022. This result was mainly due to the factors mentioned above.

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

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or one of our wholly owned subsidiaries, borrow funds by offering the guarantee of export contracts, issuance of Agribusiness Receivables Certificates (“CRA”), or capital expenditures acquisition financing programs offered by BNDES. The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets by wholly-owned subsidiaries, mainly domiciled in other countries.

As of December 31, 2022 and 2021, our cash and cash equivalents were R$9,506.0 million and R$13,590.8, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2022, 28% was denominated in reais invested in both public and private financial investments. The remaining 72% of our cash, cash equivalents and marketable securities was denominated in U.S. dollars.

We also have access to two RCF (Revolving Credit Facilities) in the total amount of US$ 1,275.0 million. US$100.0 million is available until February 2024 and US$1,175.0 million until February 2027.

The fair value of derivative financial instruments represented a positive net balance of R$27.0 million as of December 31, 2022.

As of December 31, 2022, our balance sheet presented a stable working capital balance (current assets less current liabilities) of R$22,630.1 million compared to R$22,551.7 million on December 31, 2021. Our current assets as of December 31, 2022, were equivalent to 2.6 times our current liabilities.

For 2023, we have already announced to the market, as approved by our board of directors, the intention to invest R$6,360.2 billion as maintenance capex (for further information please see “– Capital Expenditures” below). This will primarily be financed by the cash and cash equivalents and cash generation for 2023.

For the year of 2023, we also believe that we will be able to access either capital or banking markets, if necessary.

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

Operating Activities

Our net cash provided by operating activities totaled R$21,640.6 million in the year ended December 31, 2022, compared to net cash provided in operating activities of R$17,637.5 million in the year ended December 31, 2021. This increase of R$4,003.1 million was primarily due to higher operating cash generation.

Investing Activities

Our net cash used in investing activities totaled R$17,015.8 million during the year ended December 31, 2022, compared to net cash used in investing activities of R$10,358.7 million in the year ended December 31, 2021. During the year ended December 31, 2022 investing activities for which our used cash primarily consisted of (i) R$9,791.2 million used in additions to property, plant and equipment, (ii) R$4,957.4 million used in additions to biological assets and (iii) cash invested in assets acquisitions net in the amount of R$2,079.5 million.

Financing Activities

Our financing activities used net cash of R$8,107.2 million during the year ended December 31, 2022 compared to net cash used in financing activities of R$1,573.9 million in the year ended December 31, 2021. During the year ended December 31, 2022, our principal sources of financing were (i) R$1,336.7 million in loans and financing, which mainly consisted of R$1,093.0 in financing programs offered by BNDES, (ii) repayment of R$282.2 million of derivative transactions. During the year ended December 31, 2022, our principal uses of financing was repayment of R$2,517.9 million of loans, financing and debentures.

Capital Expenditures

Our capital expenditures (capital expenditures incurred – cash basis) totaled R$16,308.6 million in the year ended December 31, 2022, in comparison to R$6,342.4 million in the year ended December 31, 2021. In the year ended December 31, 2022, the amount of R$5,632 million was allocated to industrial and forestry maintenance. Investments in projects related Expansion, Modernization, Port Terminals and others amounted to R$3,309.9 million. Investments related to Cerrado Project amounted to R$7,367.1 million.

The approved budget of our capital expenditures for 2023, amounting to R$18,494.8 million, encompasses remaining investments in projects previously disclosed to the market, such as investment in potential new investments in lands and forests that may increase our future competitiveness and maintain options for the future growth of our business. The increase compared to 2022 is largely due to greater investment in the Cerrado Project, considering industrial investments, forestry, infrastructure and logistics, as disclosed in the Material Fact of December 1, 2022.

Indebtedness

As of December 31, 2022, our total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$74,574.6 million, of which R$3,335.0 million represented current indebtedness (R$3,301.3 million refers to loans and financing and R$33.7 million refers to debentures) and R$71,239.6 million represented non-current indebtedness (R$65,818.5 million refers to loans and financing and R$5,421.1 million refers to debentures). The description of our consolidated financings and loans is presented below:

		Average	Current		Non-current		Total
		annual	December	December	December	December	December	December	December
	Interest	interest	31,	31,	31,	31,	31,	31,	31,
Type	rate	rate - %	2022	2021	2022	2021	2022 (1)	2022	2021

							(in thousands
			(in thousands of R$)		(in thousands of R$)		of US$)	(in thousands of R$)
In foreign currency
BNDES	UMBNDES	5.2	11,207	14,399		11,952	2,148	11,207	26,351
Bonds	Fixed	5.0	907,059	972,053	43,218,286	46,253,007	8,456,857	44,125,345	47,225,060
Export credits (Pre-payment / ACC)	Libor/Fixed	5.7	156,156	818,896	16,779,064	17,916,691	3,245,725	16,935,220	18,735,587
Financial Leasing	SOFR	3.8	26,755	—	113,217	—	26,826	139,972	—
Others			5,980	782	—	—	1,146	598	782
			1,107,157	1,806,130	60,110,567	64,181,650	11,732,703	61,217,724	65,987,780
In local currency
BNDES	TJLP	8.4	69,495	67,499	246,004	312,077	60,457	315,499	379,576
BNDES	TLP	12.0	41,640	32,854	1,775,991	703,502	348,359	1,817,631	736,356
BNDES	Fixed	4.7	18,666	24,672	4,011	22,611	4,346	22,677	47,283
BNDES	SELIC	15.2	67,115	35,086	814,320	782,685	168,932	881,435	817,771
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	12.7	1,829,966	1,561,639	—	1,687,560	350,723	1,829,966	3,249,199
Export credit note	CDI	12.8	76,463	39,535	1,277,616	1,276,330	259,516	1,354,079	1,315,865
Rural producer certificate	CDI	12.7	13,144	7,335	274,127	273,852	55,057	287,271	281,187
Export credits (“Pre-payment”)	Fixed	8.1	77,694	77,694	1,315,813	1,314,737	267,073	1,393,507	1,392,431
Debentures	CDI	14.2	3,369	2,198	5,421,113	5,418,088	1,045,442	5,454,802	5,440,068
Others (revolving cost, working capital, FDI and fair value adjustment on business combination)			—	(18,887)	—	—	—	—	(18,887)
			2,227,872	1,849,407	11,128,995	11,791,442	2,559,915	13,356,867	13,640,849
			3,335,029	3,655,537	71,239,562	75,973,092	14,292,618	74,574,591	79,628,629
Interest on financing			1,238,623	1,204,490	—	—	237,389	1,238,623	1,204,490
Non-current funding			2,096,406	2,451,047	71,239,562	75,973,092	14,055,229	73,335,968	78,424,139
			3,335,029	3,655,537	71,239,562	75,973,092	14,292,618	74,574,591	79,628,629

Notes:

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars at December 30, 2022 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Debt

Our major categories of long-term indebtedness are described below. The total amounts given below include accrued interest.

●	Export financing lines in the total outstanding amount of US$3,772.3 million as of December 31, 2022 (equivalent to R$19,682.8 million)(1). This category includes export pre-payment facilities (syndicated and bilateral loans) and export credit notes.
●	U.S. dollar-denominated fixed rate notes in the total outstanding amount of US$8,456.9 million as of December 31, 2022 (equivalent to R$44,125.3 million)(1). We have issued in public offerings several series of fixed-rate debt securities, through our subsidiaries, guaranteed by us.
●	Certificates of Agribusiness Receivables in the total outstanding amount of US$350.8 million as of December 31, 2021 (equivalent to R$1,830.0 million)(1).

●	Debentures in the total outstanding amount of US$ 1.045.4 million as of December 31, 2022 (equivalent to R$5,454.8 million)(1).

Note:

(1)For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using a rate of R$5.2177 to US$1.00, the commercial selling rate for U.S. dollars at December 30, 2022 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

We have two credit lines available, as of December 31, 2022, with international banks, which will mature in 2024 and 2027, as detailed below. The revolving credit lines allow more efficient cash management, consistent with our strategic focus on reduction of cost of capital. As of December 31, 2022, we had no outstanding drawn amounts under either facility and the total amount available under these facilities was US$1,275.0 million.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES)

On March 29, 2022, the Company raised R$243 million with BNDES at an interest rate of long-term rate (TLP), plus 2.33% per year, with two years of grace period and maturity on May 2036. The resources were applied on Industrial Projects.

On September 29, 2022, the Company raised R$50 million with BNDES at an interest rate of long-term rate (TLP) plus 1.77% per year, with seven years of grace period and maturity on November 2034. The resources were applied on Forestry Projects.

On November 29, 2022, the Company raised R$400 million with BNDES at an interest rate of long-term rate (TLP) plus 1.75% per year, with two years of grace period and maturity on October 2042. The resources were applied on Industrial Projects.

On December 27, 2022, the Company raised R$400 million with BNDES at an interest rate of long-term rate (TLP) plus 1.65% per year, with seven years of grace period and maturity in December 2037. The resources were applied on Forestry Projects.

To each financing operation with BNDES, the Company is obliged to use the asset financed as collateral.

Export Credit Supported Facility

On November 1, 2022, the Company signed a new credit facility (Export Credit Supported Facility) with Finnish Export Credit – FEC guaranteed by Finnvera, a Finnish export credit agency, in the amount of up to US$800 million or its equivalent in euros. The cost of the facility is 4.63% per year, with an amortization schedule starting in 2025 for ten years. The resources are destinated to the Cerrado Project. By December 31, 2022, the line was fully available, and no disbursements were made.

International Finance Corporation (IFC) A&B Loan

On December 22, 2022, the Company signed a new credit facility (“A&B Loan”), to be funded by International Finance Corporation (IFC) and a syndicate of commercial banks, in the amount of US$600 million. The credit line is comprised of the following tranches: (i) “A-loan”, of US$250 million, funded by IFC, at the cost of Term SOFR + 1,80% per year and an eight-year tenor, with a six-year grace period; and (ii) “B-Loan”, a syndicated loan of US$350 million, at the cost of Term SOFR + 1,60% per year, and seven-year tenor, with a five-year grace period of principal amount. By December 31, 2022, the line was fully available, and no disbursements were made.

The new credit facility has sustainability key performance indicators (KPIs) associated with the following goals: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representativeness of women in leadership positions in the Company, evidencing Suzano’s commitment to a more efficient usage of natural resources in its operations and with diversity & inclusion, in line with the implementation of its Commitments to Renewing Life published in February 2020. The resources will be destinated to Cerrado Project.

Payments on maturity

Bonds

Senior Notes 2025

On November 9, 2017, Fibria Celulose S.A., through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance of “Bond Fibria 2025”, in the amount of US$600 million, with a coupon of 4% p.a. and semi-annual payments, maturing in 2025. The funds were received on November 14, 2017 and were used to prepay debts.

The proceeds obtained from the issuance of Senior Notes 2031 were used for a partial settlement through a tender offer of US$260 million of Senior Notes 2025 at the price of 106.6% of the issue value plus the proportional interest in circulation. The settlement of the process of repurchase occurred on September 15, 2020.

Green Bonds 2026 (Senior Notes 2026)

On July 7, 2016, Suzano S.A. subsidiary Suzano Austria GmbH issued Senior Notes totaling US$500 million, with a coupon of 5.75%, with semi-annual interest payments, maturing in 2026. The Senior Notes comply with the Green Bonds Principles established by the International Capital Market Association. Suzano invested the proceeds in sustainable projects in forest management, restoration of native forests, maintenance or development of environmental preservation areas, water management, energy efficiency, renewable energy, and reduction of greenhouse gas emissions,

On September 5, 2017, the Company reopened Senior Notes 2026 in the additional volume of US$200 million, with interest corresponding to 4.625% p.a., to be paid semiannually, and maturing on July 14, 2026.

The proceeds obtained from the issuance of Senior Notes 2031 were used for a partial settlement through a tender offer of US$183 million of Senior Notes 2026 at the price of 115.2% of the issue value plus the proportional interest in circulation. The settlement of the process of repurchase occurred on September 15, 2020.

Green Bonds 2027 (Senior Notes 2027)

On January 11, 2017, Fibria Celulose S.A., through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance of “Green Bond Fibria 2027”, in the amount of US$700 million, with a coupon of 5.5% p.a. and semi-annual payments, maturing in 2027. The funds received were dedicated to investments in environmental projects that contributed to the achievement of the Company’s long-term sustainability goals.

Sustainability-Linked Notes 2028 (Senior Notes 2028)

On September 8, 2021, Suzano S.A. subsidiary Suzano Austria GmbH issued Senior Notes totaling US$500 million, with a coupon of 2.50%, with semi-annual interest payments, maturing in 2028. The Notes have the same environmental performance indicators (KPI) assumed by the Senior Notes 2032 (see below) and are fully guaranteed by the Company. However, in case of non-compliance with any of the indicators, the increase in interest rates will be of 25.0 basis points by target.

Senior Notes 2029

On September 17, 2018, Suzano S.A. subsidiary Suzano Austria GmbH issued Senior Notes in the amount of US$1 billion, with a coupon of 6% per annum, with semi-annual interest payments, maturing in January 2029.

On January 29, 2019, Suzano Austria GmbH reopened the Senior Notes 2029 with the additional issue of debt securities in the amount of US$750 million. The notes mature in January 2029 and were issued with interest of 5.465% p.a., which will be paid semiannually.

Senior Notes 2030

On May 21, 2019, Suzano S.A. subsidiary Suzano Austria GmbH issued Senior Notes in the aggregate amount of US$1 billion, with a coupon of 5%, to be paid semiannually, and maturing in January 2030.

Sustainability-Linked Notes 2031 (Senior Notes 2031)

On September 14, 2020, Suzano S.A. subsidiary Suzano Austria GmbH issued Senior Notes totaling US$750 million, with a coupon of 3.75% p.a., to be paid semiannually and maturing on January 15, 2031. The Notes have environmental performance indicators (“KPIs”) associated with a goal of reducing GHG emissions of the Company by 2025. Under the terms of the Notes, if the Company does not satisfy the Sustainability Performance Target and provide confirmation thereof to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2026, the interest rate payable on the Notes will be increased by twenty-five basis points from July 16, 2026 to the Maturity Date.

On November 19, 2020, Suzano Austria GmbH made an additional issuance of debt securities under Senior Notes 2031, in the principal amount of US$500 million, with yield to maturity of 3.10% p.a.

Sustainability-Linked Notes 2032 (Senior Notes 2032)

On July 1, 2021, Suzano S.A. subsidiary Suzano Austria GmbH issued Senior Notes totaling US$1 billion, with a coupon of 3.125%, with semi-annual interest payments and maturing in 2032. The Notes have environmental performance indicators associated with a goal of (i) reducing the industrial water withdrawal intensity and (ii) achieving 30% in the representative of women in leadership positions in the Company. Under the terms of the Senior Notes 2032, from July 16, 2027 until the maturity date, the interest rate payable will increase by 12.5 basis points unless the Company provides confirmation to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2027, of compliance with the target of reducing industrial water withdrawal to a volume less than or equal to 26.1m³ per ton produced, calculated using the average of realized values in 2025 and 2026. In parallel, from July 16, 2026 until the due date, the interest rate payable will increase by 12.5 basis points unless we provide confirmation to the thereof trustee, together with a confirmation issued by the external expert at least 30 days prior to July 16, 2026, that the target of 30% or more women in leadership positions has been met by December 31, 2025.

Senior Notes 2047

On March 9, 2017, Suzano S.A. subsidiary Suzano Austria GmbH issued Senior Notes totaling US$300 million, with a coupon 7.0% p.a., to be paid semiannually and maturing in March 2047.

On September 5, 2017, the Company reopened Senior Notes 2047 in the additional volume of US$200 million, with yield corresponding to 6.3% p.a. Suzano used the proceeds for general corporate purposes and to repurchase US$146 million in the Senior Notes due 2021 bonds.

On November 6, 2018, the Company made a new reopening on Senior Notes 2047 in the amount of US$500 million.

On May 21, 2019, Suzano Austria GmbH issued an additional amount of US$ 250 million at a yield of 6.245% p.a.

The Company has fully and unconditionally guaranteed each of the foregoing issuances made respectively by Fibria Overseas Finance Ltd. and Suzano Austria Gmbh, each of which is a wholly-owned finance subsidiary of Suzano S.A.

Export Prepayment Agreements (EPPs)

On February 25, 2019, Suzano S.A. entered into an export prepayment agreement in the amount of R$738.8 million, with annual interest payment of 8.35% p.a. and maturing in 2024.

On June 14, 2019, Suzano S.A. entered into an export prepayment agreement in the amount of R$578.4 million, with annual interest payment of 7.70% p.a. and maturing in 2024.

On June 14, 2019, Suzano S.A., through its wholly owned subsidiary Suzano International Trade GmbH (formerly known as Fibria International Trade GmbH) and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment transaction in the amount of US$750 million, with a term of six years, grace period of five years and quarterly interest payments of 1.15% plus Libor 3M. On December 27, 2021 the Company, concluded a transaction to extend the debt maturity date to 2027.

On February 14, 2020, Suzano S.A., through its wholly owned subsidiary Suzano Pulp and Paper Europe S.A., entered into a syndicated export prepayment agreement in the amount of US$850 million with a term of six years and maturity in February 2026, grace period of 4 years and quarterly interest payments of 1.15% plus Libor 3M.

On February 10, 2021, Suzano S.A., through its subsidiary Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), entered into a sustainability-linked export prepayment agreement in the amount of US$1.57 billion maturing in six years, with quarterly interest rate payment of LIBOR plus 1.15%, which may be subject to positive or negative adjustments ranging from -2bps/+2bps p.a. depending on our progress in achieving certain milestones towards satisfying key performance metrics (“KPIs”) related to our industrial water withdrawals and greenhouse gas emissions, to be confirmed by an independent external verifier.

Revolving Credit Facility (RCF)

On February 20, 2019, Suzano S.A., through its wholly owned subsidiary Suzano Pulp and Paper Europe S.A., entered into a syndicated Revolving Credit Facility agreement in the amount of US$500 million, available until February 2024.

On February 8, 2022, Suzano S.A., through its subsidiaries Suzano Pulp and Paper Europe S.A. and Suzano International Trade GmbH, in order to improve the management of its financial liquidity, structured a new Revolving Credit Facility, increasing the total available through revolving credit lines from US$500 million to US$1.275 billion. Of the new total amount, US$100 million is available until February 2024. The additional amount of US$1.175 billion is available until February 2027 and has the same financial costs as the line available to February 2024. As of March 2023, the full amount is available, but had not been used.

Debentures

On June 29, 2018, Suzano S.A. issued R$4.68 billion in its sixth debenture issuance, single series, non-convertible, maturing in June 2026 with interest rate of 112.50% of CDI. For the full amount of the issuance, the Company contracted the respective hedge in U.S. dollar at the cost of 5.74% per annum.

On October 17, 2019, Suzano S.A. issued R$750 million in its eighth debenture issuance, single series, non-convertible, maturing in September 2028 with interest rate of 100% of CDI plus spread of 1.20% p.a.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES)

As of March 31, 2023, Suzano S.A. had 74 different contracts with BNDES registered in its financial statements (including lines raised by Veracel Celulose S.A.), in a total principal amount of R$3.1 billion. Drawdown dates vary between 2013 and 2023 and maturity dates fall between 2023 and 2042.

Agribusiness Credit Receivables (CRA)

On June 23, 2016, Fibria Celulose S.A. concluded the public distribution of R$470 million in Agribusiness Credit Receivables, issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., backed in export credit notes issued by the Company. The amount will be due by June 2023, with annual interest payments and cost at IPCA (inflation) plus 5.9844% per annum.

On August 15, 2016, Fibria Celulose S.A. concluded the public distribution of R$374 million in Agribusiness Credit Receivables, issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., backed in export credit notes issued by the Company. The amount will be due by August 2023, with annual interest payments and cost at IPCA (inflation) plus 5.9844% per annum.

On December 29, 2016, Fibria Celulose S.A. concluded the public distribution of R$494 million in Agribusiness Credit Receivables, issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., backed in export credit notes issued by the Company. The amount will be due by 2023, with annual interest payments and cost at IPCA (inflation) plus 6.1346% per annum.

Export Credit Notes and Rural Product Credit

On July 31, 2018, Suzano S.A. obtained funds in the form of an Export Credit Notes (“NCE”) in the amount of R$770.6 million, maturing in July 2026 with an interest rate of 0.99% per annum plus CDI, which will be paid semi-annually. For the full issuance amount, the Company contracted a hedge in U.S. dollar at the cost of 5.71% per annum.

On August 27, 2018, Suzano S.A. capitalized funds of Export Credit Notes (“NCE”) and the Rural Product Credits (“CPR”) in the amount of R$511 million and R$ 275 million, respectively, maturing in August 2026, at the interest rate of 1.03% per annum plus Interbank Deposit Certificate (“CDI”), payable semi-annually. For the full amount, the Company contracted a hedge in U.S. dollar at the cost of 5.60% per annum.

Covenants

Currently, we have no financial covenants. On December 31, 2022, we were in compliance with all other non- financial covenants, which are required under certain long-term borrowings.

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

Our technology and innovation facilities are spread to meet the demands and particularities of all of our mills and forest units. The technology centers, where there are the main assets and laboratories, are located in:

●	Aracruz – state of Espírito Santo, Brazil – where efforts are towards the main business (pulp and forest development);
●	Itapetininga – state of São Paulo, Brazil – biotechnology activities of Suzano e with a focus on later stage development;
●	Jacareí – state of São Paulo, Brazil – dedicated to work on activities related to our Eucalyptus Breeding Program;
●	Limeira – state of São Paulo, Brazil – focused on biorefinery, consumer goods, fluff, packaging and paper developments;
●	Burnaby, Canada – dedicated to biorefinery research; and
●	Rehovoth, Israel – where concentrates developments of FuturaGenes´s early to mid-stage biotechnology R&D.

Efforts in R&D&I are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes in Brazil and abroad.

By attempting to improve our processes to develop innovative and higher quality products in a sustainable way, our research and development activities are mainly directed at increasing forestry productivity, reducing the operational costs and optimizing industrial processes, making our production more efficient, advance in the value chain with products using our fiber and developing new products through (i) forest management with optimization of natural resources and costs; (ii) robust eucalyptus breeding program; (iii) improving the use of eucalyptus fiber in the manufacture of pulp, paper, packaging, paperboard and consumer goods (tissue, nonwoven and diapers); (iv) developing new applications for eucalyptus fiber including nanomaterials; and (v) developing a eucalyptus bio refinery to obtain renewable base chemicals.

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

In 2022, the breeding team was responsible to recommend new clones in combination with others genetic material that was planted in different sites. With this allocation we expect to increase our gain in MAIcel (air dry ton of cellulose - adt/ha.year) above the actual recommendation. This allocation was done using the Tetrys, a system that combine the best match between the clone, environment and the risks (biotic and abiotic), maintaining the sustainability of our breeding program and the wood supply.

Other important results were the expansion of field experimentation. In 2022, we focused in enlarged our breeding field trials in our environments. We planted trails with different types of germplasms: Eucalyptus pure species and hybrids considering progenies, clonal and expanded clonal trials. Around 2/3 of these trials were planted in the “Cerrado” region, where we are expanding our operational plantations. This set of trials will support us to identify the best clones to be planted in few years.

About Veracel, a joint-venture between Suzano and Stora-Enso, they implemented the Verotima, an optimizer with focus on eucalyptus clones allocation, based on MAICel (adt/ha/year) calculated with clones operational data, like basic density, Yield and MAI (m³/ha.year). Other important implementations were adoption of strategy of Rolling Front, that will provide more flexibility and agility in the generation of improved seeds. Besides, breeding strategies focus in 2022 was to advance in the Climate changes study that we are putting effort since 2020, aiming to detect the impact on eucalyptus productivity at Veracel. Other important action that we performed was the establishment of management and genetic material trials in a current drier Veracel site with objective to select clones, progenies and management practices for the future.

Suzano conducts biotechnology research and development at its facilities in Israel and Brazil to maximize forest productivity, resilience and sustainability, utilizing state-of-the-art technologies including bioinformatics, genomics, gene transformation and gene editing. FuturaGene’s activities are focused on improving plantation productivity by enhancing and protecting yield whilst reducing inputs and the carbon footprint at the level of both forest and industrial operations, thus optimizing natural resource use efficiency. In order to do this, Suzano uses bioinformatics and genomic tools, as well as gene transformation and gene editing technologies to introduce genetic changes into plantation tree species to offer solutions for pest and disease resistance, weed management, drought resistance and heat tolerance to enhance the resilience of these species in the face of abiotic and biotic threat, resulting from climate change.

In 2022, Suzano submitted the first-ever dossier for commercial release of an Insect Resistant Eucalyptus to CTNBio´s, the Brazilian biosafety regulatory body. This new modified eucalyptus has demonstrated high efficiency in controlling caterpillars, which are a key defoliating pest in the forest sector. This trait allows control of the pests from day one of infestation, before any damage is visible, obviating the requirement for intensive, post-facto spraying, a significant environmental boost. Thus, defoliation is prevented, and extensive yield loss is avoided.

Continuing our commitment to share value, FuturaGene in collaboration with Corteva Agriscience, generated the highest quality Eucalyptus genome sequence based on our main model clone and made the data freely available to academia, the private sector and the wider scientific community. It will facilitate research to advance understanding and innovation in eucalyptus cultivation, including the identification and selection of beneficial traits for crop resilience, forest health and sustainable wood production. The release of this genome fully supports Suzano commitment to share value and contribute to global forest health as set out in the commitments of our GM Tree Policy.

Besides efforts in genetic field, we have sought innovations to ensure greater efficiency in forest management processes, aiming at greater productivity per planted area and cash cost reduction, while seeking to reduce the use of natural resources in this type of operations. The results in terms of “innovability” in forest management were obtained from the development of projects, which were focused on increasing productivity and forest resilience.

Forest Management has been continually investing resources in the search for the new technologies to achieve Management 4.0 in the company, aiming to i. expand the diagnosis of climate impacts on productivity and aims to support the process of selecting more resilient forests; ii. optimize the selection of areas with greater productive potential and lower risk for regrowth (coppice) management, contributing to the reduction of Capex for forest formation and iii. increase governance in the management of damaged areas, in order to improve the use of these areas and wood, as well as address aspects of compliance and risk management.

Suzano has been improving its knowledge about the relationships between water use by the forest based on different strategies, aimed at ensuring the sustainability of production by maintaining natural resources and reducing losses due to abiotic stresses. In this way, we made significant progress in our “Commitment to Renew Life – CRF”, which seeks to carry out differentiated management to increase water availability in critical hydrographic basins. Based on a careful analysis, we expanded the governance, as well as planning all the necessary actions to achieve the necessary KPIs. In 2022, among 15,000 companies in the world, we were among the best companies (A-list Index) in the management of water resources by the CDP (Carbon Disclosure Project). The index measures the scope of disclosure, awareness and management of environmental risks and best practices associated with leadership in the water resources issue. Additionally, we developed a new technology called seedling protection collar. The collar is a suspension of cellulose fiber, obtained from a certain organic residue from the manufacturing process, which, applied around the seedlings, forms a kind of barrier, reducing soil temperature and water evaporation, which consequently also significantly reduces the number of irrigations traditionally used to ensure the survival of seedlings in the field. It is estimated that there will be savings of approximately 532 million liters of water for every 100,000 hectares planted. This technology was one of our cases recognized by the ABTCP award (Pulp and Paper Brazilian Association) in the sustainability category.

Currently, losses in forest productivity caused by biotic and abiotic stresses are one of the most important constraints for the future sustainability of eucalyptus plantations. To minimize the impacts that these stresses can cause, we have been intensified the use of genetic resistance. In 2022, we started activities incorporating early evaluations for resistance to diseases and, in an innovative way, new procedures to evaluate and select clones tolerant to water deficit. Still in the area of sanitation, we achieved a record in the production and release of natural enemies of pests, aiming to prevent damage from pests and chemical insecticide applications in the field.

Finally, the management area started installing a new experimental network. This experimental area, called the trilogy, covers the areas of management, improvement and forestry, which is being installed at the MS site (main focus of forestry expansion). The experimental network aims to capture new opportunities for continuous improvement of technical recommendations to increase the productivity and quality of planted forests in the future.

Our main business, pulp production, was in the center of efforts during 2022. There was an evolution in the Fiber-to-Fiber project, with good achievements in terms of other fibers substitution per Euca pulp already in the portfolio, but also in terms of diversification. Our targets were designed to incorporate more Eucalyptus in packaging market. Eucapack (our unbleached chemical pulp), Eucapack Plus (unbleached and with the incorporation of performance additives) and EucaStrong (bleached reinforced pulp) can better compete with softwood and birch fibers.

Those platforms bring new possibilities in fiber portfolio and also important reduction in cash cost and even more sustainable performance through process modification, smaller wood consumption and usage of chemicals.

Important to highlight too that our team works closely with commercial, marketing and business intelligence areas, under a stablished governance that aims the speed of the development process.

To support the achievement of Suzano’s Long Term Goals, the Pulp R&D&I Team increased the research effort in technologies to repurpose industrial residues and stablished partnerships with universities abroad to better understand how our fibers and process compares with other forest and crops fibers, challenging ourselves to keep learning the usage of sustainability tools in the development phase. Trials with research institutes, start-ups and potential partners were held in 2022 and will continue in 2023.

After the start up in 2021 of our Microfibrilated Cellulose (MFC) pilot plant in Jväskyla (Finland), in 2023 we evolved with the construction and startup of the 1 kton/year demonstration plant that produces from MFC to Textile filaments. The demo aims to prove in a pre-commercial scale the success of the technology implemented, and it is an important step to pursue high scalability levels for textile market from Eucalyptus pulp, based on a project started in 2017.

The MFC market in Brazil is also evolving, and in 2022 we could homologate in civil construction sector a different and promising application for our Eucalyptus MFC.

We got in 2023 an important prize as the most innovative company from the ABTCP (Pulp and Paper Brazilian Association) with the development of lignin, together with group O Boticário, that, taking advantage of the anti-oxidation and anti-UV properties of lignin, formulated a new foundation and solar protection specially for dark skins.

Also, in the lignin business other applications where homologated in phenolic resins field as well as in elastomers, improving our customer basis.

Other fields in product development also had important evolution through R&D&I projects. The generation of advanced bio-oil fractions applications came up with a promising trials scale increase. Together with one of the most important players in agro-chemical business, we are testing in several areas the application of fractions of bio-oil as active component for improving performance in soybean production.

One more announcement marked the year, the creation of Suzano Ventures, the Company corporate venture capital fund with an initial outlay of US$ 70 million to be invested in startups. With this initiative, Suzano plans to accelerate the open innovation process and become a global platform to foster entrepreneurship involving solutions for the bioeconomy based on planted forests. Suzano Ventures’ investments will be focused on: (i) pulp biomass technologies and applications; (ii) pulp packaging; (iii) agrotechnology companies that accelerate agroforestry yield; and (iv) carbon sequestration, measurement and management, in businesses in the Pre Seed to Series A phases.

The concepts of innovation and efforts involved have been kept maintaining a strong and robust transformation in the Paper & Packaging, Fluff and Consumer Goods businesses. Innovative solutions and strategic alliances with key focus on sustainability, delivered significant projects besides new business opportunities meeting convertors, customer and society needs.

In 2022, Paper and Packaging R&D Team has focused the efforts in the consolidation of our portfolio through extension line, process optimization and robustness of our developments not only in our intern manufactures but also in our partnership’s. They are:

●	Kraftliner: new grammages of the paper used for manufacture external layers of cardboard sheets were homologated in Limeira and Suzano Units, being a successful in innovation sales, it means responsible for 33% of total.
●	Bluecup Bio: Through partnerships with relevant brand owners, the paper version cold liquids developed for cups with heat-sealable, biodegradable, recyclable and compostable waterproofing, was consolidate with its participation in Rock in´Rio 2022.
●	Flexible Packages: One of the mains projects developments of UNPE is Flexible Packaging and R&D team advanced with technical validation regarding sealability on important brand owner as Boticario (perfume samples secondary packaging).

The Consumer Goods R&D team focused 2022 on keeping the high-quality standards of our current product portfolio, but also worked with focus on improving costs (such as revising products specifications and seeking opportunities with our suppliers, in order to reduce the consumption of raw materials, without compromising the quality and product positioning in the market). Beside the necessity to improve costs and the business rentability, we also had 2 products launches:

●	Mimmo Paperpack: our 2-ply tissue with heat sealable paper packaging, which was developed together with the R&D Paper and Packaging team. It was an innovation on the national market, once this is the first 12 rolls and compacted rolls with a paper packaging.

●	Scala Kitchen towel renovation (Belém unit): the embossing pattern used for this product was re-engineered and now encompass a new embossing technology, which reduces the damage to the fibers, making possible to obtain a final product with 30% improvement on resistance (compared to the previous version of the same product, produced at the same unit).

The Fluff R&D strategy for 2022 kept similar to the one proposed in 2021: expand Eucafluff presence in the hygiene products market. Thus, the technical challenge for 2022 maintained the focus on expand the application on 100% Eucafluff absorbent panels. The open innovation process initiated in 2021 were kept evolving during 2022 aiming get in contact with a different network of startups and research centers, in order to select the best projects or technological routs to be evaluated.

Intellectual Property

Suzano, Suzano Canada, Futuragene and Portocel currently have, in total, 426 granted patents and patent applications, 54 protected varieties of eucalyptus and more than 300 potential new eucalyptus varieties, which is under evaluation by Forestry Breeding Program.

Veracel currently have, in total, 1 patent application and 3 protected varieties of eucalyptus and 2 potential new eucalyptus varieties.

Achievements during 2022 in the intellectual property field include filing of 2 new technologies as patent and identification of 12 new varieties of Eucalyptus for protection. The patent applications filed in 2022 cover the developments in plant protection from ants and promoters for genetic transformation.

Due to our investments in research and development activities, we are not dependent on any third party’s patent or trademark, license, royalty agreement, industrial agreement or new production process.

Trademarks

We have registered many of our trademarks in countries across five continents, including, among others, the United States and Canada, countries of the European Union, and countries located in Latin America, Africa, Asia and Oceania.

In 2022, we requested 52 and received 58 registrations related to 17 new trademarks, including Report Suzano®, Suzano Biopulp®, Suzano Eucafluff®, Lin Suzano®, Vista Suzano®, Greenbag®, Greenpack®, Suzano®, Just®, TP CYCLE®, INFINNI®, MAX BABY®, Suzano®, Eucafluff®, and we requested 21 trademark renewals, mostly related to registries for the trademarks Fibria®, Eucafluff®, One®, ARTWORK®, REPORT®, SUZANO ENERGIA RENOVAVEL® and SUZANO RENEWABLE ENERGY®.

D.          Trend Information

The primary trends which influence our sales and production and inventory levels are the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations. See “—Overview” for a discussion of the potential effects of the trend on our business.

E.          Critical Accounting Estimates

See Note 3 to our audited consolidated financial statements included in this Annual Report.

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

Name	Age	Position	Date of Election	Term of Expiration
David Feffer	66	Chairman	April 25, 2022	April 25, 2024
Daniel Feffer	63	Vice Chairman	April 25, 2022	April 25, 2024
Nildemar Secches	74	Vice Chairman	April 25, 2022	April 25, 2024
Ana Paula Pessoa	56	Member	April 25, 2022	April 25, 2024
Gabriela Feffer Moll	39	Member	April 25, 2022	April 25, 2024
Maria Priscila Rodini Vansetti Machado	64	Member	April 25, 2022	April 25, 2024
Paulo Rogerio Caffarelli	57	Member	April 25, 2022	April 25, 2024
Paulo Sergio Kakinoff	48	Member	April 25, 2022	April 25, 2024
Rodrigo Calvo Galindo	46	Member	April 25, 2022	April 25, 2024

The following is a summary of the business experience of our current directors:

David Feffer. Mr. David Feffer holds a degree in Business Administration in Brazil and has specialization courses at Harvard Business School (USA), Columbia University (USA), IMD (Switzerland), The Aspen Institute (USA), Singularity University (USA) and Stanford University (USA). He currently serves as the Chairman of the board of directors of the Company. He is also a member of the following non-statutory committees of the Company: (a) Strategy and Innovation Committee (Coordinator), (b) Sustainability Committee; (c) Management and Finance Committee (Coordinator) and (d) People Committee. Mr. David Feffer also holds the following positions in other companies: (i) Chief Executive Officer of Suzano Holding S.A.; (ii) member of the board of directors and Chief Executive Officer of Polpar S.A.; (iii) Chief Executive Officer of IPLF Holding S.A; (iv) Chief Executive Officer of Premesa S.A. He is also a member of several social and cultural institutions, among which the following stand out: (i) Chairman of the board of directors of the ALEF-Peretz School and (ii) Member of the Deliberative Board of the Associação Beneficente Israelita Brasileira Hospital Albert Einstein.

Daniel Feffer. Mr. Feffer holds a Law degree from Mackenzie University and completed non-degree programs at Funação Getulio Vargas, Harvard University and the Massachusetts Institute of Technology (MIT) in the United States, IMD in Switzerland and London Business School in England. He currently serves as Vice Chairman of the Company’s board of directors and as a ember of the Sustainability Committee of the Company. Mr. Feffer also holds the following positions in other companies: (i) chairman of the board of ICC Brasil; (ii) chairman of the board of curators of the Arymax Foundation (Fundação Arymax); (iii) chairman of the directors’ committee and vice chairman of the senior board of the Ecofuturo Institute – Future for Sustainable Development (Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável); (iv) chairman of the advisory board of IBÁ; (v) member of the board of IEDI – Instituto Econômico para Desenvolvimento Industrial; (vi) founding member of the board of Compromisso Todos Pela Educação; and (vii) member of the strategy board of FIESP.

Nildemar Secches. Mrs. Nildemar Secches holds a degree in Mechanical Engineering from University of São Paulo (USP), a postgraduate degree in Finance from PUC-RJ, and a doctorate in Economics from Unicamp. He currently serves as Vice Chairman of the Company’s board of directors and a member of the Company’s following non-statutory committees: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee (Coordinator); and (iv) Appointment and Compensation Committee (Coordinator). Mr. Nildemar also holds the following positions in other companies: (i) Vice-Chairman of the board of directors of WEG S/A; and (ii) Vice-Chairman of the board of directors of Iochpe-Maxion S.A. His main professional experiences in the last five years include acting as: (i) member of the board of directors of Ultrapar Participações S.A., from 2002 to 2021; and (ii) member of the board of directors of Itaú-Unibanco, from 2012 to 2017.

Ana Paula Pessoa. Mrs. Pessoa holds a bachelor’s degree in economics and International Relations and a Master’ degree in Development Economics from Stanford University. She currently serves as member of the board of directors and audit committee of the Company. Ms. Pessoa also holds the following positions in other companies: (i) partner, investor and board chairwoman at Kunumi AI, an artificial intelligence start-up in Brazil; (ii) member of the Advisory Board of Credit Suisse Brasil; (iii) member of the board of directors of News Corporation, NY; (iv) board member of Vinci Group, Paris; (v) board member of COSAN; (vi) member of Global Advisory Council (GAC) at Stanford University, California, (vii) member of the consulting board of The Nature Conservancy Brazil (viii) member of the audit committee for Fundação Roberto Marinho; and (ix) member of audit committee of the Instituto Atlantico de Gobierno, Madrid. Ms. Pessoa previously held the following positions: (a) CFO of the Rio 2016 Olympic and Paralympic Games (b) invested and was chairwoman of Neemu Internet; (c) founder and managing director of Brunswick São Paulo. Additionally, Ms. Pessoa worked 18 years on companies of the Organizações Globo. She has worked for the United Nations Development Program and the World Bank in the US and Africa.

Gabriela Feffer Moll. Mrs. Moll has a degree in Hotel Management, an Executive MBA from Fundação Dom Cabral an executive course from Harvard University, Insper and Insead. She currently serves as member of the board of directors of the Company and a member of the Company’s following non-statutory committees: (i) People Committee; (ii) Sustainability Committee; (iii) Management and Finance Committee; and (iv) Strategy and Innovation Committee. Mrs. Moll also holds the following positions in other companies: (i) member of the board of directors of MDS; (ii) member of the ESG and People Committee of Bionexo, and (iii) member of the Board of the ELF (Group of Empowerment and Female Leadership of the Israeli Federation of the State of São Paulo (Federação Israelita do Estado de São Paulo – FISESP). Gabriela started her career at GI - Grupo de Incentivo and in 2010 founded AG Sport, a consultancy specializing in the idealization and organization of large events, in which she was responsible for the development of the company’s commercial and strategy area. In 2015, she joined Dotz, working on the business development fronts and implementing a new 100% digital self-service model to open up the small business market. At Suzano S.A., as of 2017, she led the communication of products and the digital transformation of the Paper and Packaging Unit. Also at Suzano, after its merger with Fibria, she worked in the integration cell responsible for monitoring the synergies arising from the merger. Mrs. Gabriela Feffer Moll is daugher of Mr. David Feffer

Maria Priscila Rodini Vansetti Machado. Mrs. Maria Priscila Rodini Vansetti Machado holds a degree in Agricultural Engineering from University of São Paulo (USP), with a specialization in Executive Management and Global Strategy Leadership from the Wharton School. She currently serves as member of the Board of Directors of the Company, as well as Coordinator of the Company's Sustainability Committee. Mrs. Maria Priscila Vansetti also currently serves Biologicals & Business Development Vice President at Corteva Agriscience. She began her career at DuPont Brasil, in 1981, in the agricultural division, where she held leadership positions in the areas of Regulatory Affairs, Government Relations and Research & Development. In 1996, she transferred to Wilmington, DE, USA, where she held various positions in the areas of Development and Marketing. In 2008, she was promoted to Business Director of DuPont Canada, and was relocated to Mississauga, ON, Canada. From September 2014 to September 2015, she served as global Director of Strategic Planning of the DuPont Crop Protection Division. In October 2015, she returned to Brazil to serve as CEO of DuPont Brazil and Vice-President for Latin America of the Crop Protection Division of DuPont Brazil and Latin America. With the merger of Dow and DuPont in September 2017, she was named Strategy and Business Development Vice President of Corteva Agrisciences. For years, she has served on the Board of Directors of the American Chamber of Commerce (AmCham), of the Brazilian Chemical Manufacturers’ Association (Abiquim), of the Agribusiness Council of the São Paulo State Industry Federation (FIESP) and of the Board of Directors of the Canadian Association of Crop Protection (CropLife Canada).

Paulo Rogerio Cafarelli. Mr. Paulo Rogerio Caffarelli hols a degree in Law from PUC/Curitiba, with specialization in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba). He has a MBA in Corporate Law and Finance (FGV/RJ) and a Master in Business Management and Economics (University of Brasilia). He currently serves as (i) member of the board of directors and Audit Committee of the Company and (ii) President of the BBC Bank of the Simpar Group since October 2021. From November 2018 to May 2021, he was President of Cielo S.A. He joined Banco do Brasil in 1981, becoming Vice President of Wholesale, International Business and Private Banking and Capital Markets (BB BI) from 2011 to 2014 and serving as President of May 2016 to October 2018. He was Executive Secretary at the Ministry of Finance from February 2014 to February 2015 and has also worked at Companhia Siderúrgica Nacional as executive corporate Director. In the last five years, he served on the board of directors of the following companies: Banco do Brasil S.A.; Brasilprev; Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Alelo); Vale; Brasilcap Capitalização. He was also member of the Advisory board of Febraban – Brazilian Federation of Banks.

Paulo Sergio Kakinoff. Mr. Kakinoff holds a graduate degree in Business Administration from Mackenzie University. He currently serves as member of the board of directors of the Company and people committee of the Company. Mr. Kakinoff also hold the following positions in other companies: (i) member of the board of directors of Porto Seguro S.A.; (ii) member of the board of directors of Grupo Vamos S.A; (iii) member of the board of directors of Tembici S.A; (iv) chief executive officer of GOL Linhas Aéreas since 2012. Mr. Kakinoff began his career as an intern at Volkswagen do Brasil, at the age of seventeen. In the nineteen years in which he worked for the group, he held the positions of Officer of Sales & Marketing, Executive Officer of the Group for South America at the head office (Germany) and, in 2009, he was appointed president of Audi in Brazil, remaining until June, 2012. He was independent member of the board of directors of GOL Linhas Aéreas for two years.

Rodrigo Calvo Galindo. Mr. Galindo currently serves as a member of the board of directors of the Company and a member of the Company’s following non-statutory committees: (i) Management and Finance Committee; (ii) Strategy and Innovation Committee; and (iii) People Committee. He also holds the following positions in other companies (i) chairman of the board of directors of Cogna Educação S.A.; (ii) chairman of the board of directors of Endeavor Brasil. Mr. Galindo has been managing educational institutions for over twenty-nine years. He was CEO of Cogna/Kroton Educacional, officer of operations and officer of College Education at Kroton Educacional, CEO of Grupo Educacional IUNI, Administrative Dean of the University of Cuiabá and responsible for the management, accreditation and implementation of college education institutions in Bahia, Mato Grosso, Amapá, Acre and Rondônia. Mr. Galindo also served as member of the board of directors of Burger King Brasil, Clínica SIM and of Arezzo&Co.

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

			Date of	Term of
Name	Age	Position	Election	Expiration(1)
Walter Schalka	62	Chief Executive Officer	April 27, 2023	April 27, 2024
Aires Galhardo	45	Executive Officer – Pulp Operation	April 27, 2023	April 27, 2024
Carlos Aníbal Fernandes De Almeida Jr	53	Executive Officer – Forestry, and Procurement	April 27, 2023	April 27, 2024
Christian Orglmeister	49	Executive Officer – New Businesses, Strategy, IT and Digital	April 27, 2023	April 27, 2024
Fernando de Lellis Garcia Bertolucci	57	Executive Officer – Sustainability, Research & Innovation	April 27, 2023	April 27, 2024
Leonardo Barretto De Araujo Grimaldi	48	Executive Officer – Commercial Pulp and Logistics	April 27, 2023	April 27, 2024
Marcelo Feriozzi Bacci	53	Chief Financial and Investor Relations Officer	April 27, 2023	April 27, 2024
(1)	The term of the mandates of the members of our executive officers is one (1) year, until the first meeting of the board of directors to be held after the 2024 Company’s Ordinary General Meeting

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

Aires Galhardo. Mr. Aires Galhardo holds a degree and a post-graduate degree in Business Administration from Fundação Getúlio Vargas. Currently, he serve as executive officer of Pulp Operation of the Company. Mr. Aires also holds the following positions in other companies: (i) member of the board of directors at Fundação Arus de Seguridade Social; (ii) Officer at Losango RS Administração e Participações Ltda; (iii) Officer at Mucuri Energética S.A.; (iv) Officer at Projetos Especiais e Investimentos Ltda; (v) Director at Suzano Industriais e Florestais S.A.; and (vi) member of the board of directors of Veracel Celulose S.A.; His main professional experiences in the last five years include also acting in leadership positions in the areas of Logistics, Forestry and Operations at Votorantim Celulose e Papel (VCP) and later at Fibria.

Carlos Anibal de Almeida Jr. Mr. Carlos Aníbal Fernandes de Almeida Junior holds a degree in Electrical Engineering from the Federal University of Minas Gerais, a postgraduate degree and a MBA in General Administration from IBMEC (São Paulo). He currently serves as the Executive Officer of Forestry and Procurement of the Company. Mr. Carlos Aníbal also holds the following positions at other companies: (i) Officer at Fibria Overseas Finance Ltd.; (ii) Chief Executive Officer at Fibria Terminal de Celulose de Santos SPE S.A.; (iii) Director of Itacel - Terminal de Celulose; (iv) Director of Maxcel Empreendimentos e Participações S.A.; (v) member of the board of directors of Suzano Shanghai Ltd.; (vi) member of the board of directors of Fibria Celulose USA; (vii) member of the board of directors of Portocel; and (viii) Executive Officer of Suzano Industriais e Florestais S.A. His main professional experiences in the last five years also include acting as Executive Officer of the Pulp Business Unit, Executive Officer Sales and Marketing of Pulp and Paper and Executive Officer of the Pulp Business, at the Company.

Christian Orglmeister. Christian Orglmeister holds a degree in Production Engineering from Centro Universitário da Fundação Educacional Inaciana - FEI, a postgraduate degree from Fundação Getúlio Vargas and an Executive MBA from TRIUM (LSE, HEC and NYU). Currently he serves as the Executive Officer of New Businesses, Strategy, IT and Digital of the Company. Mr. Christian Orglmeister also holds the position of Chairman of the board of directors of Woodspin Oy, Suzano’s JV with Spinnova in Finland, a biofiber startup in the textile market. His main professional experiences in the last five years also include acting as: (i) Managing Director of BCG, in Brazil; and (ii) independent member of Suzano’s People Committee.

Fernando de Lellis Garcia Bertolucci. Mr. Fernando de Lellis Garcia Bertolucci holds a degree in Agricultural Engineering, a Master’s degree in Genetic Improvement, an Honoris Causa Doctorate from ESAL/UFLA and specialization courses in Forest Management (UFLA), Business Management (Fundação Dom Cabral), Product Development (University of Cambridge, England), Driving Strategic Innovation (IMD, Switzerland) and Global Executive Academy (MIT, USA). Currently, he serves as the Executive Officer of Sustainability, Research and Innovation of the Company. Mr. Fernando Bertolucci also holds the following positions in other companies: (i) Vice-Chairman of the Executive Board of the Brazilian Technical Association of Pulp and Paper; (ii) Officer at F&E Tecnologia Brasil S.A; (iii) member of the board of directors of Woodspin (JV Suzano/Spinnova); and (iv) Director at Suzano Canada Inc. His main professional experiences in the last five years also include acting as: (i) Officer of Technology and Innovation at Fibria Celulose S.A.; (ii) member of the board of directors of ANPEI; and (iiii) member of Spinnova’s board of directors.

Leonardo Barretto de Araujo Grimaldi. Leonardo Barretto de Araujo Grimaldi holds a degree in Business Administration from Fundação Getúlio Vargas and has taken specialization courses at Wharton (USA) and Singularity University (USA). He currently serves as the Executive Officer of Commercial Pulp and Logistics of the Company. Mr. Leonardo Grimaldi also holds the following positions in other companies: (i) member of the board of directors of Ibema S.A.; (ii) member of the board of directors of Suzano Pulp Paper America; (iii) member of the board of directors of Fibria Overseas Finance; (iv) member of the board of directors of Suzano Shanghai Ltd.; (v) member of the board of directors of Fibria Celulose USA Inc.; (vi) member of the board of directors of Suzano Shanghai Material Technology Development; and (vii) member of the board of directors of Suzano Pulp Paper Europe. His main professional experiences in the last five years also include acting as Executive Officer of People and Management, and Health and Safety at the Company, and, previously, as Executive Director of the Paper and Packaging Unit.

Marcelo Feriozzi Bacci. Mr. Marcelo Feriozzi Bacci holds a degree in Public Administration from Fundação Getúlio Vargas, a specialization in Finance and Capital Markets from Ibmec São Paulo and an MBA from Stanford University (USA). He currently serves as the Executive Officer of Finance and Investor Relations of the Company, leading the areas of Treasury, M&A, Legal, Investor Relations, Controllership, Shared Services, Taxes, Planning, Risk Management and Compliance. Mr. Marcelo Bacci also holds the following positions in other companies: (i) Chairman of the board of directors of Veracel Celulose; (ii) member of the board of directors of Suzano Pulp Paper America; (iii) member of the board of directors of Fibria Overseas Finance; (iv) member of the board of directors of Suzano Shanghai Ltd.; (v) member of the board of directors of Fibria Celulose USA Inc.; (vi) member of the board of directors of Suzano Shanghai Material Technology Development; (vii) member of the board of directors of Suzano Ventures; (viii) Officer of Itacel - Terminal de Celulose; (ix) Officer of Maxcel Empreendimentos e Participações S.A.; (x) Officer of Mucuri Energetica S/A; (xi) Officer of Projetos Especiais e Investimentos Ltda; (xii) Officer of F&E Tecnologia Brasil S.A; (xiii) Officer of Suzano Industriais e Florestais S.A.; (xiv) member of the Supervisory Board of Suzano International Trade GMBH; (xv) member of the board of directors at Fundação Arus de Seguridade Social; (xvi) Chairman of the board of directors of the Brazilian Institute of Financial Executives; and (xvii) member of the Advisory Board of Sierentz Agro Brasil. His main professional experiences in the last five years include acting as: (i) Executive Officer of Promon; (ii) Chief Financial Officer of Louis Dreyfus Commodities; (iii) Executive Vice President of Suzano Holding; and (iv) Chairman of the Board of Ibema Papelcartão.

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

The following table sets forth the name, position, date of appointment and term expiration for each member of our fiscal council, which has been convened as requested in the annual general shareholders’ meeting held on April 26, 2023:

				Term of
Name	Age	Position	Date of Election	Expiration (1)
Eraldo Soares Peçanha	71	Member	April 26, 2023	2024
Luiz Augusto Marques Paes	61	Member	April 26, 2023	2024
Rubens Barletta	76	Member	April 26, 2023	2024
Kurt Janos Toth	75	Alternate	April 26, 2023	2024
Roberto Figueiredo Mello	74	Alternate	April 26, 2023	2024
Luiz Gonzaga Ramos Schubert	86	Alternate	April 26, 2023	2024
(1)	The term of the mandates of the members of our fiscal council shall terminate on the date of our annual general shareholders’ meeting in charge of evaluating our audited consolidated financial statements for the year ended December 31, 2022.

The following is a summary of the business experience of the current members of our fiscal council:

Eraldo Soares Peçanha. Mr. Eraldo Soares Peçanha holds a degree in Accounting and Business Administration from Universidade Cândido Mendes in Rio de Janeiro. He is currently a member of the Company’s Fiscal Council. Mr. Eraldo also holds the following positions at other companies: (i) a full member of the Fiscal Council of Cadam S.A; and (ii) a member of the Audit Committee of Banco do Estado do Rio Grande do Sul. His main professional experiences include: (i) Aracruz Celulose S.A. - Accounting, Internal Audit, and Controller Manager (1974 to 1996); (ii) CSN-Cia. Siderúrgica Nacional - Controllership and IT Director (1996 to 2003); (iii) Embratel S.A. - Controlling Director and Corporate Governance Executive Director (2003 to 2008); and (iv) Icatu Seguros S.A. - Executive Director of Customer Services (2008 to 2011). He also acted as a member of the Audit Committee in the open Sas: Vale, Net Serviços de Comunicação, JBS, Ideiasnet, and S.A. Closed: Ferrovia Centro Atlântica, Itá Energética, and Officer Distribuidora Prod. Tecnologia; as an alternate in the S.A. open: Ouro Fino Saúde Animal Participações, CCR, AES Tiete Energia, Tupy and Padtec Holding. He was also a member of the Fiscal Council in the private retirement entities of some companies where he worked. Since 2012 he has been working as a consultant in the areas of Corporate Governance, Controllership, and Accounting/Financial Processes & Systems.

Luiz Augusto Marques Paes. Mr. Luiz Augusto Marques Paes holds a Law degree from the Law School of the University of São Paulo – USP. He is currently a permanent member of the Company’s Fiscal Council. Mr. Luiz Paes also holds the following positions at other companies: (i) effective member of the Fiscal Council of Vamos Locação de Caminhões, Máquinas E Equipamentos S.A.; (ii) permanent member of the Fiscal Council of Cyrela Brazil Realty S.A. Empreendimentos e Participações; (iii) permanent member of the Fiscal Council of Cury Construtora e Incorporadora S.A.; (iv) member of the Audit Committee of JSL S.A.; and (v) partner at the law firm Paes e Colauto Sociedade de Advogados, working in the area of legal consulting in Tax and Corporate Law.

Rubens Barletta. Mr. Rubens Barletta holds a law degree from São Bernardo do Campo Law School. He currently serves as member of the fiscal council of the Company. Mr. Barletta is also a permanent member of the fiscal councils of the following companies: (i) Banco Alfa de Investimento S.A.; (ii) Alfa Holdings S.A.; and (iii) Tegma Gestão Logística S.A. From 1999 to 2010, he served as a permanent member of the fiscal council of Financeira Alfa S.A. – Crédito, Financiamento e Investimentos. and of Consórcio Alfa de Administração S.A. Mr. Barletta has been a partner at Barletta, Schubert e Luiz Sociedade de Advogados, a firm specializing in private law, with emphasis on Corporate Law. From 1961 to 2008, he was an employee, intern and then partner at Law Firm Augusto Lima S.C.

Kurt Janos Toth. Mr. Kurt Janos Toth holds a degree in Economic Sciences from Universidade Federal Fluminense and a postgraduation in Finance from the Pontifical Catholic University of Rio de Janeiro. He is currently an alternate member of the Company’s Fiscal Council. His main professional experiences in the last 5 years include acting as a member of the following Audit Committees: (i) Tupy S.A. (2017 to 2021); (ii) Brasiliana Participações S.A. (2018 to 2019); and (iii) Eletropaulo Metropolitana Eletricidade de São Paulo S. A. (2015 to 2017)

Roberto Figueiredo Mello. Mr. Roberto Figueiredo Mello holds a Law degree from the Law School of the University of São Paulo – USP. He is currently an alternate member of the Company’s Fiscal Council. Mr. Roberto is also a founding partner of Pacaembu Serviços e Participações Ltda

Luiz Gonzaga Ramos Schubert. Mr. Luiz Gonzaga Ramos Schubert graduated in Law from the Law School of São Bernardo do Campo. He is currently an alternate member of the Company’s Fiscal Council. Luiz Schubert is also a partner at Barletta e Schubert Sociedade de Advogados. His main professional experiences: from 1972 to March 2009, he participated as an intern and, later, he was a partner at the Escritório de Advocacia Augusto Lima S/C.

Audit Committee

In 2011, the CVM approved an Instruction (No. 509/2011) governing the comitê de auditoria estatutário (statutory audit committee), an audit committee established under the bylaws of the issuer and subject to certain requirements under the CVM rules. Effective January 2018, the B3 listing rules for its Novo Mercado segment require that a company listed on the Novo Mercado (such as ourselves) create and implement an audit committee in accordance with the CVM rules. The Novo Mercado segment of B3 is a premium listing segment for Brazilian companies that meet the highest standards of corporate governance. For further information on the Novo Mercado listing segment, see Item 9. “The Offer and Listing–Markets–São Paulo Stock Exchange Corporate Governance Standards.”

On April 1, 2019, our shareholders approved an amendment to our bylaws requiring us to establish a statutory audit committee in accordance with CVM Instruction No. 509/2011. Our statutory audit committee is an advisory committee of our board of directors, and provides assistance in matters involving our accounting, internal controls, financial reporting and compliance. Our statutory audit committee also recommends to our board of directors the appointment of our independent auditors and evaluates the effectiveness of our internal financial and legal compliance controls. According to CVM Instruction No. 509/2011, our statutory audit committee must have at least three members, and not more than five members, which must be independent in accordance with the independence requirements of the CVM and at least one of whom must have recognized experience in corporate accounting. Additionally, CVM Instruction No. 509/2011 and the B3 Novo Mercado listing rules both require that at least one member of the audit committee be a board member, but they permit the appointment of other members who are not members of the board of directors provided such other members meet the independence requirements of the CVM. Our bylaws expressly require that our statutory audit committee consist of one or more persons who are members of our board of directors and one or more persons who are not members of our board of directors.

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

Name	Position	Date of Election	Term Expiration
Ana Paula Pessoa	Coordinator	May 4, 2022	2024
Carlos Biedermann	Financial Expert	May 4, 2022	2024
Marcelo Moses de Oliveira Lyrio	Member	May 4, 2022	2024
Paulo Rogerio Caffarelli,	Risk Expert	May 4, 2022	2024

The following is a summary of the business experience of the current members of our audit committee who are not members of our board of directors:

Carlos Biedermann. Mr. Carlos Biedermann holds a degree in Business Administration and Public Administration from the Federal University of Rio Grande do Sul, in Accounting from UNISINOS and a postgraduate degree in Capital Markets from Fundação Getúlio Vargas. He is currently a member of the Company’s Statutory Audit Committee. Mr. Carlos Biedermann also holds the following positions in other companies: (i) member of the Audit Committee of Grupo Algar; (ii) Coordinator of the Audit Committee of the Cornélio Brennand Group; (iii) member of the board of directors of Grupo Solar; (iv) member of the Board of Amcham of Rio Grande do Sul - American Chamber of Commerce; (v) member of the Board of ADVB - Association of Marketing and Sales Directors of Brazil and Agenda 2020; (vi) President of the Deliberative Council of Grêmio FBPA; (vii) member of the Consultative Board of Lojas Lebes; (viii) member of the Audit Committee of Moinho Paulista S.A.; (ix) member of Copel’s board of directors and Audit Committee; (x) member of Unimed’s board of directors; (xi) Chairman of the board of directors of BriviaDez; (xii) member of the Audit Committee of Banco do Estado do Rio Grande do Sul - BANRISUL; (xiii) member of the board of directors of Madero S.A; (xiv) member of the board of directors of CFL Participações; (xv) member of the Audit Committee of the Edson Queiróz Group; and (xvi) member of the Audit Committee and board of directors of the Raymundo da Fonte Group. His main professional experiences in the last five years include acting as: (i) leading partner at PricewaterhouseCoopers (PwC); (ii) Chairman of the Audit Committee and Vice-Chairman of the Brazilian Institute of Corporate Governance (IBGC); (iii) member of the board of directors of the Young Presidents Organization (YPO/WPO); and (iv) independent member of the board of directors of Calçados Azaleia.

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

As of April 26, 2023, the members of our audit committee, on an individual basis and as a group, directly owned less than 1.0% of our common shares.

Family relationship

Messrs. David Feffer and Daniel Feffer, Chairman and Vice-Chairman of the board of directors of the Company, respectively, are brothers. Mrs. Gabriela Feffer Moll, member of the board of directors, is the daughter of Mr. David Feffer, Chairman of the Company’s board of directors.

B.Compensation

Aggregate compensation for the members of our board of directors and our executive officers is determined annually at our shareholders’ meeting, in accordance with our bylaws. Our board of directors is responsible for the distribution of such amount between its members and the members of our board of executive officers.

Our shareholders’ meeting held on April 26, 2023 approved the global compensation for the members of our board of directors, fiscal council and board of executive officers for the fiscal year of 2023 in the amount of up to R$150 million.

For the years ended December 31, 2022, 2021, and 2020, the aggregate compensation of all of our directors, officers and members of our fiscal council was R$99.2 million, R$109.8 million and R$133.7 million, respectively, which includes bonuses in the aggregate amount of R$11.6 million, R$13.0 million and R$10.7 million, respectively. In addition, for 2022, 2021 and 2020 we paid an aggregate of R$0.548 million, R$0.530 million and R$0.522 million into our pension plan on behalf of our directors.

Information on elements of compensation for the year ended December 31, 2022 is detailed in the table below (the percentages reflect the percentage of total remuneration represented by the category)

		Board of
		Executive
	board of	Officers	Fiscal
Elements of Remuneration	directors	(Statutory)	Council
Fixed Remuneration	83.02%	31.0%	83.3%
Benefits	0.1%	1.4%	0.0%
Social Contribution	16.7%	6.9%	16.7%
Variable Remuneration	0.0%	14.7%	0.0%
Long Term Incentive Plan	0.0%	46.0%	0.0%
TOTAL	100.0%	100.0%	100.0%

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

Maximum, Minimum and Average Individual Remuneration of our board of directors, Board of Executive Officers and Fiscal Council

		Number of	Highest	Lowest	Average
	Number of	Remunerated	Remuneration	Remuneration	Remuneration
Year 2022	Members	Members	(in reais)	(in reais)	(in reais)
board of directors	9.33	9.33	8,247,041.76	924,000.00	2,047,231.36
Board of Executive Officers	7.00	7.00	23,840,344.33	7,266,205.54	11,935,174.34
Fiscal Council	3.00	3.00	395,040.00	395,040.00	395,040.00

Note on Calculations:

●	The average annual remuneration of each body was calculated by dividing the total amount of annual compensation (fixed, variable and indirect benefits, including social contribution) for each body by the number of remunerated members in the respective body.
●	The lowest annual individual remuneration (fixed, variable and indirect benefits, including social contribution) of each body excludes all members of the respective body who have held the position for less than 12 months.
●	The highest annual individual remuneration (fixed, variable and indirect benefits, including social contribution) of each body makes no exclusions, considering all remuneration received by the respective member for functions exercised in the last 12 months.

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

D.Employees

As of December 31, 2022, we employed a total of 19,319 employees (Suzano + Portocel + Ecofuturo + Futuragene + 50% Veracel), distributed as follows:

As of
December 31,
2022
Management	1,405
Specialists/Engineers	77
Administrative	4,608
Operations	13,229
Total	19,319

The increase in the number of employees (1,898 people) compared to 2021, increase in our forest base, insourcing, formation of a succession pool for industrial units and hiring of employees for the Cerrado Project.

On December 31, 2022, 25,140 workers (Suzano = 24,132 + 50% Veracel = 1,008) employed by outsourced subcontractors and service providers were used. This scenario represents an increase of 17.6% in outsourced subcontractors and service providers compared to the previous year, equivalent to an increase of 3,772 employees. The workforce is mostly allocated in forestry operations and logistics with 53% of workers, followed by 26% of workers distributed in industrial operations and 21% of workers in support and administrative activities.

In the years of 2022, 2021, 2020 and 2019, the number of accidents in our facilities were 155, 163, 146, 195, respectively.

Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by us with the local unions to which our employees belong.

E.Share Ownership

As of April 26, 2023, the members of our board of directors and our executive officers, other than members of the Feffer family, as a group, directly owned less than 1.0% of our common shares. See Item 7. “Major Shareholders and Related Party Transactions.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 14, 2023, our capital stock fully subscribed and paid in was R$9,235.5 million divided into 1,324,117,615 common shares.

The table below presents certain information as of April 14, 2023, regarding (i) any person known to us as the owner of 5% or more of our outstanding common stock, (ii) total amount of the common stock owned by the members of our board of directors, executive officers and fiscal council; and (iii) total amount of the common stock owned by our related parties.

	Number of	Total
	Common	Capital
Shareholder	Shares	(%)
Suzano Holding S.A (1)	367,612,329	27.8%
David Feffer	53,443,764	4.0%
Daniel Feffer	48,077,095	3.6%
Jorge Feffer	47,687,360	3.6%
Ruben Feffer	46,856,578	3.5%
Alden Fundo de Investimento em Ações	26,154,744	2.0%
Other Related Parties (2)	29,805,821	2.3%
board of directors, Executive Officers and Fiscal Council	4,291,788	0.3%
(Other Shareholders) Public Float:	683,460,636	51.6%
Treasury Shares	16,727,500	1.3%
Total	1,324,117,615	100.0%
(1)	The controlling shareholders of Suzano Holding S.A. are David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.
(2)	Includes other relatives of the Feffer family.

In addition, as of April 14, 2023, 3.8% of our common shares were held in the form of ADSs. Our major shareholders do not have different voting rights from other shareholders.

Shareholders’ Agreements

Feffer Voting Agreement

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações (“Fundo Alden”), as well as their stocks, their successors and permitted assignees, as the case may be, are parties to a voting agreement dated September 28, 2017 and amended on July 12, 2022, relating to their respective stakes in our company. The voting agreement became effective on September 28, 2017 and shall be in force until June 23, 2042. The voting agreement (a) will terminate automatically if the shareholders’ agreement of Suzano Holding is terminated, and (b) may be terminated at any time by any two of David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and any of their successors or permitted assignees. The shareholders’ agreement of Suzano Holding was entered into on September 28, 2017 and similarly will be in force until June 23, 2042.

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

Feffer Stock Transfer Agreement

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer are parties to a stock transfer agreement dated as of, and effective on, September 28, 2017, and amended on July 12, 2022, which will be in force until June 23, 2042.

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

Transactions with Suzano Holding S.A.

The transactions with our controlling shareholder, Suzano Holding S,A, in the year ended December 31, 2022, totaled R$91 thousand, mainly related to administrative expenses sharing and, to a lesser extent, to guarantees provided by Suzano Holding S.A.

Other transactions

We are currently engaged in commercial pulp transactions with Ibema Companhia Brasileira de Papel (“Ibema”) that is a joint venture between us and Ibema Participações S.A (“Ibemapar”) concluded in January 2016. Currently, we hold 49.9% of Ibema’s share capiutal and Ibemapar holds the remaining 50.1%.

In the year December 31, 2022, 2021 and 2020, our net revenue from these transactions was R$237.1 million, R$184.9 million and R$ 117.3 million, respectively.

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

	December 31,			December 31,
	2022			2021
	Judicial
	deposits	Provision	Provision, net	Provision, net

	(in thousands of R$)
Tax	149,951	2,868,479	2,718,528	2,837,864
Labor	12,270	255,805	243,535	133,623
Civil	21,623	315,870	294,247	261,125
	183,844	3,440,154	3,256,310	3,232,612

Although the amounts of any liability that could arise against us with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely to us, would not, individually or in the aggregate, have a material adverse effect on our financial condition. The amount of the legal cases assessed as reasonably possible, as of December 31, 2022, is R$ 8,201.2 million for tax proceedings, R$ 321.4 million for labor proceedings and R$ 4,414.9 million for civil proceedings.

Tax Proceedings

As of December 31, 2022, we were involved as the defendant in approximately 31 administrative and judicial proceedings of tax and welfare nature, which likelihood of loss is probable, involving a plurality of taxes, such as corporate income tax (“IRPJ”), social contribution on net income (“CSLL”), retained income tax (“IRRF”), social integration program (“PIS”), social contribution on revenue (“COFINS”), tax on industrialized products (“IPI”), social contribution, tax on rural real estate (“ITR”), value added tax on goods and services (“ICMS”), tax on services (“ISS”) and real estate tax (“IPTU”).

As of December 31, 2022, we had provisions, net of judicial deposits, of R$2,718.5 million related to tax claims for which our legal counsel considers that the likelihood of loss is probable. In addition, the total amount related to proceedings in which we are defendants, and for which our legal counsel considers the likelihood of loss possible, is R$8,201.2 million. As of December 31, 2022, we had no provision accrued for claims which likelihood of loss is possible.

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

We list below our liabilities (i) individually classified as possible losses deemed relevant by us or (ii) which updated value involves, individually, an amount higher than R$100 million:

a.

Tax Assessment – IRPJ/CSLL – exchange of industrial and forestry assets: In December 2012, a tax assessment was issued by the Brazilian Internal Revenue Service (“RFB”) against us, with respect to IRPJ and CSLL under the allegation that there was no taxed capital gain in February 2007, when we finalized an exchange of industrial and forestry assets with International Paper. In January 2016, the Tax Federal Administrative Court (“CARF”) rejected the appeal filed by us. The appeal was rejected as per the casting vote of CARF’s President. After notification of the decision, in May 2016, since no new appeal at the administrative level is permitted, we filed a complaint with the judicial courts . We presented judicial guarantee, which was accepted. The lawsuit was ruled in favor of the Company and the Government Attorney’s Office filed the appeal which are still pending judgment. We continued not provisioning this matter, given that, based on the opinion of our internal and external legal counsel, the likelihood of loss is possible. In the year ended December 31, 2022 the amount is R$2,506.0 million (R$2,351.7 million as of December 31, 2021).

b.

Tax Assessment – IRPJ/CSLL – disallowance of depreciation, amortization and depletion expenses – 2010: In December 2015, a tax assessment was issued by the Brazilian Internal Revenue Service (RFB) against us, with respect to IRPJ and CSLL. The main argument of the assessment is the non-deductibility of depreciation, amortization and depletion expenses, during the fiscal year of 2010. We filed an administrative appeal, which was judged partially valid. We filed an appeal against this decision in November 2017. and the trial was converted into diligence. Currently, the diligence is expected to be initialized. In the year ended December 31, 2022 the amount is R$777.4 million (R$728.6 million as of December 31, 2021).

c.

IRPJ/CSLL – partial approval – 1997: we requested approval to offset 1997 tax losses with amounts owed to the tax authorities. In March 2009, the authorities approved only R$83.0 million, which generated a difference of R$51.0 million. We are still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision of CARF in August 2019, which granted the Voluntary Appeal filed by us. For the remaining credit, we have appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level which is still pending. . In the year ended December 31, 2022 the amount is R$111.8 million (R$106.8million as of December 31, 2021).

d.

Tax Incentive — Agency for the Development of the Northeastern Brazil (ADENE): in 2002 the Brazilian Internal Revenue Service (RFB) granted our request to benefit from reductions in corporate income tax and nonrefundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by SUDENE. In 2004, we were served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (“SUDENE”), who reported that the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the RFB served us an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussions, the assessment notice was partially upheld and recognized our right to the tax incentive through 2003. Our management, supported by our legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods Currently the request for clarification is pending of judgment after the adverse decision of the lower court judge In the year ended December 31, 2022 the amount is R$136.7 million (R$129,7 million as of December 31, 2021).

e.

PIS/COFINS – Goods and Services – 2009 to 2011: in December 2013, the Brazilian Internal Revenue Service (RFB) issued an assessment against us demanding the collection of PIS and COFINS credits disallowed because they were allegedly not linked to our operating activities. In the first instance, the objection filed by us was dismissed. After the Voluntary Appeal was filed, it was partially provided in April 2016. From this decision, the National Treasury filed a Special Appeal to the Superior Chamber, which is still pending judgment,,and we filed a request for clarification which was partially favorable . The updated amount involved up to December 31, 2022 is R$ 180.2 million (R$ 169.8 million as of December 31, 2021).

f.

Compensation – IRRF – period 2000: We filed a lawsuit requesting the compensation of IRRF credits originated in the year ended December 31, 2000 regarding debts owed to the RFB. In April 2008, the Brazilian Internal Revenue Service (RFB) partially recognized the credit in our favor. From this decision, we filed a Voluntary Appeal with CARF, and the trial was converted into diligence. Currently, the diligence is expected to be initialized . In the year ended December 31, 2022 the amount is R$116.1 million (R$111.4 million as of December 31, 2021).

g.

Tax assessment – Corporate Income Tax and Social Contribution: on October 5, 2020, we were notified about the tax assessment issued by the Brazilian Internal Revenue Service (RFB) claiming the payment of Corporate Income Tax and Social Contribution, in the total amount of R$454.9 million, resulting from the remeasurement of profit of our wholly-owned subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. In addition to us, certain Statutory Executive Officers’ (“Officers”) from Suzano Trading were also included as co-responsible. The legal counsel considered the risk of loss as possible in regards to us and, in reference to the Officers, also possible but with greater chances of success (possible to remote). In the year ended December 31, 2022 the amount involved is R$516,433 (R$470,119 as at December 31, 2021).

h.

Tax assessment – taxation on a universal basis – year 2015: on November 3, 2020, we received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax related to the year ended December 31, 2015, due to the absence of profits earned by subsidiaries abroad in the determination of taxable income and social contribution calculation basis. The legal counsel considered the risk of loss as possible in regard to us and, in reference to the Officers, also possible but with greater chances of success (possible to remote). Currently, we presented the defense at the administrative level and the trial was converted into diligence, which is expected to be initialized in the year ended December 31, 2022. The corresponding amount is R$516.4 million (R$470.1 million as of December 31, 2021).

Labor Proceedings

As of December 31, 2022, we were involved in 1,117 labor proceedings assessed as reasonably probable, representing a contingency provision, net of judicial deposit, of R$243.5 million duly provisioned in our audited consolidated financial statements. In addition, we were involved in 1,248 labor proceedings assessed as reasonably possible, with a total amount under dispute totaling R$ 321.4 million. We are also party to collective disputes involving unions located in the states of Bahia, Espírito Santo, São Paulo and Mato Grosso do Sul.

The labor proceedings filed against Suzano involve the usual matters under dispute in other agroindustrial companies, such as overtime and termination payments, additional compensation for allegedly unsafe/unhealthy labor conditions, in addition to lawsuits filed by outsourced and third-party employees claiming that we are secondarily or jointly liable for compensation owed to them by their original employers.

Civil, Land and Environmental Proceedings

As of December 31, 2022, we were involved in 66 judicial civil and environmental proceedings assessed as reasonably probable, representing a contingency provision, net of judicial deposits, of R$294.2 million duly provisioned in our audited consolidated financial statements. In addition, we have 221 civil and environmental proceedings assessed as reasonably possible, amount under dispute totaling R$ 4,414.9 million.

The civil judicial proceedings refer mainly to indemnification claims, real estate possession challenges, claims for the revision of contractual provisions, bankruptcy, reimbursement of funds claimed from landowners and land lawsuits. The environmental judicial proceedings involving us mainly relate to licensing issues and environmental impacts of our activities. We are also a party in administrative proceedings that discuss issues related to forestry operations and environmental licensing. Material claims are outlined below.

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

The companies involved signed an agreement that has already been approved by the court and the action was closed.

In December 2020 the Prosecutors Office of the State of Bahia served us in a public civil claim (ação civil pública) questioning the applicability of the concept of “Consolidated Rural Areas”, established by Federal Law No. 12.651 / 2012, in the areas inserted in the Mata Atlântica Biome. The process is still in a preliminary and a preliminary injunction was issued recognizing the Regulatory Decree for the Atlantic forest biome as applicable and requesting in depth technical studies from INEMA (Bahia Environmental Institute) in order to identify possible Consolidated Rural Areas in the region. This decision subject to appeal from both, Suzano and INEMA (Bahia Environmental Institute).

The municipality of Nova Viçosa, located in the state of Bahia, filed a Public Civil Action against Suzano claiming collective damages due to alleged consequences of the dredging operations of a navigation channel located in the Municipality of Caravelas operated by Suzano until 2021. Despite these dredging operations being carried out by Suzano in accordance with the environmental permits issued by INEMA (Bahia Environmental Institute) and IBAMA (Brazil’s Federal Environmental Agency), the municipality claims that the dredging was allegedly causing impacts on fishing and aesthetics elements of the Municipality.

Due to the lack of legal and factual requirements for an injunction, the motion by the municipality was almost denied in whole, except to a partial grant by the Judge to oblige Suzano to hire an audit to attest the robustness of its corporate governance. Suzano appealed to the State Court, in which Prosecutor’s office recently presented an opinion stating that Suzano’s appeal should be ruled in favor of Suzano due to the lack evidence of causality between the alleged damages and the dredging activities.

In Parallel, 50 individuals filled lawsuits against Suzano claiming individual damages for alleged losses incurred due to alleged consequences of the dredging operations. All motions for preliminary injunctions by these individuals were rejected by the Judge - due to the lack of legal and factual requirements - and these decisions were ultimately upheld by the State Court of Appeals.

Civil Matters

Regarding civil matters, we are involved in two public civil claims (ação civil pública) filed by the Federal Public Prosecution Office requesting (i) a preliminary injunction to prohibit our trucks from transporting wood in federal highways above legal weight restrictions, (ii) an increase in the amount of fines for cases of overweight, and (iii) compensation for damages to property allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of these claims was ruled against us. We presented an appeal to the Court of Appeals, requesting an interim relief to stay the effects of such ruling until a final decision is reached. We are currently waiting for the ruling on the interim relief by the 1st Regional Federal Court Appeals. In 2021, both were suspended due to the decision of the Supreme Court of Justice STJ to evaluate the points of discussion in the form of a repetitive appeal. Still no date for judgment.

In November 2020, a sea logistic supplier initiated an arbitration proceeding against us due to the early termination of the agreement. The counterparty seeks to enforce a put provision (imposing the ownership and acquisition of barges) allegedly foreseen in the agreement as a penalty for the early termination, and the payment of purported losses and damages suffered because of termination. Our position is that the put is not due, and, even if it was due, the put provision is abusive under the economic ratio of the contract. The court of arbitration ruled the matter, partially accepting the counterparty claims’, as some of the values will need to be subject to a future phase of calculation of the award.

Also, in 2015 the Company sued a competitor who improper and unauthorizedly used a variety of eucalyptus protected by intellectual property rights (cultivar) of the former Fibria. The prohibition of cultivation of this biological asset by the competitor is protected by an injunction still in force. The district court ruled the case, confirming the preliminary injunction and determining Respondent to cease and refrain from planting and propagating eucalyptus clones of VT02 throughout the national territory, as well as ordering it to pay compensation for material damages to be fixed in a further phase of calculation of the award, which was already initiated by the Company. While the sentence is pending, the competitor filed an action to annul the cultivar registration, but the course of the first action was not harmed. The first claim was ruled on April 2021 and, until this point, there was not any decision capable of restraining the Company’s rights in this matter.

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

Payment of dividends

Related to the period of 2022, on December 1, 2022, our board of directors approved the distribution of interim dividends in the total amount of R$2,350 million (two billion three hundred and fifty million reais), at the ratio of R$1.794780909 per Company share, considering the number of “ex-treasury” shares on the present date, declared to the balance of retained earnings ascertained in the balance sheet dated September 30, 2022. Interim dividends will be distributed “ad referendum” of the Annual General Meeting that approves the accounts for the fiscal year ended December 31, 2022, pursuant to the second paragraph of article 204 of Law 6,404, of December 15, 1976 (“Brazilian Corporations Law”) and in article 28 of the Company’s Bylaws.

The early payment of dividends related to 2022, in the amount of R$2,350 million, was imputed to the mandatory minimum dividends determined at the end of the year, in the amount of R$2,256 million, and includes the proposed additional dividend of R$93 million.

Payment of interim dividends was made on December 27, 2022, in local currency, based on the shareholding position held at the end of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) trading session on December 16, 2022 (record date in Brazil). The shares issued by the Company traded “ex-dividends” as of December 19, 2022, inclusive.

Related to the year 2021, on April 25, 2022, our Shareholder’s in the Annual Ordinary and Extraordinary Shareholder’s meeting approved the distribution of dividends in the total amount of R$1.8 billion, related to: a) R$1.0 billion as anticipated dividends to the net income account for the year, as approved by our board of directors on January 7, 2022, and R$90 thousand due to variations in stock ownership verified in January 2022; and b) R$799.9 million declared at the Annual Ordinary and Extraordinary Shareholder’s meetings held on April 25, 2022, paid on May 13, 2022, in local currency, based on the stock ownership at the close of the trading session of B3 S.A. – Brasil, Bolsa, Balcão, on May 4, 2022.

In accordance with the Brazilian Corporation Law and our bylaws, our shareholders approved that there would be no distribution of dividends for the fiscal year of 2020, given that there was no net profit for such year.

B.	Significant Changes

Cerrado Project – Capex Update

As disclosed in a Material Fact on April 27, 2023, the capital investment related to the full execution of the Cerrado Project was revised from R$19.3 billion to R$22.2 billion, of which R$15.9 billion refer to investment in industrial capital and R$6.3 billion in investments in forestry, logistics and others. Production cash cost estimates (not including scheduled maintenance stops) are maintained at approximately R$500 per ton, from the completion of the learning curve of the new industrial plant and approximately R$400 per ton from the beginning of the second forest cycle.

Generation of carbon credits

The Company has ongoing carbon credit projects certifications, including: Horizonte de Carbono Project, which aims to restore degraded areas through the reforestation of native and eucalyptus trees. On March 30, 2023, the certifier Verra completed the validation and verification of 1.9Mt CO2e of the Horizonte Project (VCS ID 3350), of which 10% will be allocated to the Verra reserve and 1.7Mt CO2e is eligible for the issuance of credits. The Company has not yet issued such credits.

The carbon credits are registered by Verra, an accredited company that holds a global platform, which is also responsible for the custody of the credits. This company has developed the Verified Carbon Standard (VCS) program, currently regarded as the global reference standard, in the best understanding of the company.

STF decision – Effectiveness of final and unappealable tax decisions

On February 8, 2023, the Federal Supreme Court in Brazil concluded the judgment of Items 881 and 885, which discussed the effects of res judicata. Notwithstanding, considering the information available up to the date of preparation of these financial statements, the Company is not a party to any litigation related to a tax not being collected due to a past decision considered unappealable, therefore, the Company has no material adjustment due to the February 8, 2023 decision.

Treasury Shares Cancelled

On February 28, 2023, the Company cancelled 37,145,969 shares that were being held in treasury, against the balances of available earnings reserves, without changing the share capital. After the cancellation of shares, the share capital of R$9,269,281 is now divided into 1,324,117,615 common shares, all nominative, book-entry and without par value.

Acquisition of Tissue Business in Brazil

On October 24, 2022, the Company announced to the market that it had entered into a contract to acquire Kimberly-Clark’s tissue business in Brazil. The base price for the transaction is US$175 million (equivalent to R$922,915 on the date of signature of the contract), subject to the usual adjustments for this type of transaction, and will be paid in full on the date of closing of the transaction, which is subject to the fulfillment of conditions precedent and approval by the Brazilian antitrust authorities (“Conselho Administrativo de Defesa Econômica - CADE”).

The acquisition involves a factory located in Mogi das Cruzes (São Paulo), which contractually provides an installed capacity of 130 thousand tons per year for manufacturing, marketing, distributing and/or selling tissue products in Brazil, including ownership of the “Neve” brand, offering complementary product categories and geographical coverage to the Suzano brand.

On March 30, 2023, the General Superintendence of the CADE gave a favorable opinion on the operation, which became final on April 18, 2023. The conclusion of the deal is still subject to verification of other conditions precedent commonly practiced by the market in this type of transaction.

Other Significant Changes

Other significant changes or events have occurred after the close of the balance sheet at December 31, 2022. For further information on such events, please see note 32 to our audited consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs are listed on the New York Stock Exchange under the trading symbol “SUZ.” Our common shares trade on the São Paulo Stock Exchange under the symbol “SUZB3.” On December 31, 2022, we had approximately 75,000 shareholders of record at the B3.

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

The B3 is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2022, the aggregate market capitalization of the 92 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately US$679 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

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

The following information must also be included in our Brazilian annual report (Formulário de Referência) within seven business days of the occurrence of the following events, among others:

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

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

See Item 16G. “Corporate Governance — Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

As of December 31, 2022, our outstanding, fully paid-in share capital is R$9,235.5 million, comprised of 1,361,263,584 registered, book-entry common shares, with no par value. There has been one increase in the total amount of our share capital in January 10, 2019, with the issuance of 255,437,439 common shares, with no par value. In September, 2017, we approved the admission of our shares for trading on the listing segment called Novo Mercado of B3, followed by the conversion of the preferred shares issued by us into common shares at the ratio of one preferred share, class “A” or class “B”, for one common share. In addition, we also approved the restatement of our bylaws to adapt them to Novo Mercado rules and the change of the methodology to calculate mandatory dividends, also reflecting best corporate governance practices. We concluded the migration to Novo Mercado segment of B3 in November 2017 and the conversion of the preferred shares issued by us into common shares became effective.

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

B.Memorandum and Articles of Association

Our bylaws, approved by our shareholders at our general meeting held on April 26, 2023, are filed as Exhibit 1.1 to this annual report. The information otherwise contemplated by this Item has previously been reported in our registration statement on Form F-4 filed with the Commission on August 6, 2018 (Reg. No. 333-226596). This description does not purport to be complete and is qualified in its entirety by reference to our Bylaws, the Brazilian corporation law and the rules and regulations of the CVM and the Novo Mercado.

Voting Rights

Each common share entitles its holder to one vote at the matters of the shareholders’ meetings, in accordance with the Brazilian Corporation Law, our bylaws and the Novo Mercado regulation.

Shareholders’ Meetings

According to Brazilian Corporation Law, shareholders must be previously notified through a notice published three times in Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least twenty one (21) days prior to the meeting scheduled date, pursuant to Brazilian Corporation Law. If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight (8) days before the second meeting date.

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

An Extraordinary Shareholders’ Meeting shall be convened whenever the Company interests so require, and/or to resolve on following matters pursuant to the Brazilian Corporation Law: (i) amend our bylaws; (ii) elect or dismiss members of the board of directors (Conselho de Administração), at any time; (iii) install our fiscal council and elect and dismiss its members, if such body was not installed in the annual shareholders’ meeting; (iv) authorize the issuance of debentures; (v) suspend the rights of a shareholder in the event such shareholder does not comply with obligations imposed by law or our bylaws; (vi) accept or reject in-kind contributions offered by a shareholder in consideration for issuance of capital stock; (vii) resolve on the bonus share, division or reverse split of shares; (viiii) pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss our liquidators and to examine their accounts; (ix) waiver of the requirement to hold a public offering for the acquisition of shares as a condition for the Company’s delisting from Novo Mercado; (ix) authorize management to declare us insolvent and to request a judicial recovery (recuperação judicial, a procedure involving protection from creditors available under Brazilian law); (x) resolve on the execution of transactions with related parties or the sale or the contribution, to another company, if the transaction value represents more than 50% of the company´s total assets, according to the previous financial statement approved by the shareholders; (vi) any matter submitted by the board of directors.

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

Acquisition of a Relevant Interest

Any person, including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad solely or jointly with another bound person(s) (person or group of persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of any percentage equal to or greater than twenty percent (20%) of the total shares issued by the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the relevant interest, launch or, in the case of a registered tender offer in the terms of CVM Resolution 85/22, file a registry request before CVM of, a tender offer for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

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

Delisting from the Novo Mercado

According to the new Novo Mercado Listing Rules the withdrawal from the Novo Mercado may be: (i) voluntary; or (ii) mandatory, as a result of the violation of any the rules of the Novo Mercado or the deregistration as publicly-held company.

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

C.Material Contracts

Financing Agreements

For a description of the main agreements comprising our short and long-term indebtedness as of December 31, 2022, see Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources and Uses of Funds—Indebtedness.”

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

According to our interpretation of the applicable law, capital gains realized by a Non-Brazilian Holder on the disposal of common shares sold on a Brazilian stock exchange (which includes a transaction carried out on the organized over-the-counter market) are:

●	exempt from income tax when realized by a Non-Resident Holder that (i) is a 4,373 Holder, and (ii) is not resident or domiciled in a country or location which is defined as a Favorable Tax Jurisdiction (as described below);
●	arguably subject to income tax at a 15% rate in the case of gains realized by (A) a Non-Brazilian Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or by (B) a Non-Brazilian Holder that (1) is a 4,373 Holder and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; and
●	subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Brazilian Holder that is not a 4,373 Holder, and is resident or domiciled in a Low or Nil Tax Jurisdiction.

Any other gains realized by a Non-Brazilian Holder on a sale or disposal of the shares that is not carried out on a Brazilian stock exchange are:

●	subject to income tax at the rate of 15% when realized by a Non-Brazilian Holder that (i) is a 4,373 Holder and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below), although different interpretations may be raised to sustain the application of the progressive rates set forth by Law No. 13,259/2016;
●	subject to income tax at progressive rates ranging from 15% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million) in case of gains realized by a Non-Brazilian Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below); and
●	subject to income tax at a 25% rate in case of gains realized by a Non-Brazilian Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below).

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of our shares or ADSs. In particular, this summary is directed only to U.S. holders (as defined below) that hold our shares or ADSs as capital assets and does not address tax consequences to U.S. holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, regulated investment entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our shares, by vote or value, persons holding our shares or ADSs as part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, or U.S. expatriates. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders, or alternative minimum tax consequences of acquiring, holding or disposing of our shares or ADSs.

As used below, a “U.S. holder” is a beneficial owner of our shares or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or an entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our shares or ADSs that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of our shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Treatment of our ADSs for U.S. Federal Income Tax Purposes

In general, a holder of our ADSs will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying shares that are represented by those ADSs. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADSs will be the same for our shares, and exchanges of our shares for ADSs (or vice versa), generally will not be subject to U.S. federal income tax. For purposes of the following summary, any reference to our shares shall be understood to also include reference to the ADSs, unless otherwise noted.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares or ADSs that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of our shares, or the date the depositary receives the dividends, in the case of our ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. If such distribution exceeds the amount of the current and accumulated earnings and profits, it will be treated as a non-taxable return of capital (and reduction in tax basis) to the extent of your tax basis in the shares on which they are paid, and to the extent it exceeds that basis it will be treated as capital gain from the sale or exchange of the shares. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of our shares, or the date the depositary receives the dividends, in the case of our ADSs. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the Brazilian currency. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to our shares or ADSs will be subject to taxation at a maximum U.S. Federal income tax rate of 20% (plus an additional 3.8% Net Investment Income tax — see “Net Investment Income Tax”) if the dividends are “qualified dividends.” Dividends paid on our shares or ADSs will be treated as qualified dividends if:

●	the shares and ADSs on which the dividend is paid are readily tradable on an established securities market in the United States; the U.S. holder meets the holding period requirement for the shares and ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date); and
●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

Our ADSs are listed on the NYSE and our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described in more detail under “—Passive Foreign Investment Company Status,” below, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2021 taxable years and will not be a PFIC in our current taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because our shares are not themselves listed on a U.S. exchange, dividends received with respect to our shares that are not represented by ADSs may not be treated as qualified dividends. U.S. holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of our shares.

The U.S. Treasury Department has announced its intention to promulgate detailed rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those detailed procedures have not yet been issued, it is not clear whether we will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax for qualified dividends. U.S. holders of our shares are urged to consult their own tax advisers regarding the availability of the reduced qualified dividend tax rate in the light of their own circumstances.

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

U.S. holders should be aware that the IRS has expressed concern that parties by whom ADSs are held or to whom they are transferred may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

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

Taxation of Dispositions of our Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company Status,” if a U.S. holder realizes gain or loss on the sale, exchange or other taxable disposition of our shares or ADSs, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the shares or ADSs have been held for more than one year. Long-term capital gain realized by a U.S. holder that is an individual generally is subject to a maximum U.S. Federal income tax rate of 20% (plus an additional 3.8% Net Investment Income tax — see “Net Investment Income Tax”). The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. holder on the sale or other disposition of our shares or ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. For years beginning after December 28, 2021, any Brazilian tax imposed on the sale or disposition of shares or ADS is unlikely to be treated as a creditable foreign income tax. Alternatively, any Brazilian withholding tax may be taken as (i) a foreign tax credit to offset U.S. federal income tax on non-U.S. source income or gains that the U.S. holder has in the same “basket” of income, or (ii) as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

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

We believe, and the following discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2022 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we will not be a PFIC in our current taxable year. However, the determination of whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we were a PFIC for any taxable year in which you hold our shares or ADSs, you (including certain indirect U.S. holders) will generally be subject to adverse U.S. federal income tax consequences, including the possible imposition of ordinary income treatment for gains or “excess distributions” (generally a distribution in excess of 125% of the average distributions received during the past three years or, if shorter, your holding period) that would otherwise be taxed as capital gains or dividends, along with an interest charge on gains or “excess distributions” allocable to prior years in your holding period during which we were determined to be a PFIC regardless of whether we continued to be a PFIC in any subsequent year, unless you elect to mark your shares or ADSs to market for tax purposes on an annual basis. If we are deemed to be a PFIC for a taxable year, dividends on our shares would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation for non-corporate taxpayers. In addition, if we are deemed to be a PFIC for a taxable year, you would be subject to increased reporting requirements. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.

Net Investment Income Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the significant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include its dividend income and its net gains from the disposition of our shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this Net Investment Income tax to your income and gains in respect of your investment in our shares.

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

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, our shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding (currently at the rate of 24)% unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

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

For the net exposure of assets and liabilities in foreign currency see note 4.4.1. of the audited consolidated financial statements, included in this Annual Report.

Sensitivity Analysis – Foreign Exchange Exposure

For purposes of risk analysis, we use scenarios to evaluate the sensitivity that the variations in long and short positions, indexed in foreign currency, may suffer. We take as a base case the values recognized in accounting on December 31, 2022 and, from there onwards, appreciations and depreciations are simulated, between 25% and 50%, of the real compared to other foreign currencies. For the sensitivity analysis see notes 4.4.1.1. and 4.4.1.2. of the audited consolidated financial statements, included in this Annual Report.

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

On December 31, 2022 the Company did not hold a position to hedge its logistics costs.

Sensitivity Analysis – Exposure to Commodity Prices

We did not have open assets indexed to commodities in 2022.

Derivatives by Contract Type

For the open positions of derivatives negotiated in the over-the-counter market, grouped by class of asset and reference index as of December 31, 2022, 2021, see note 4.5. of the audited consolidated financial statements, included in this Annual Report.

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

The effectiveness of our internal control over financial reporting as of December 31, 2022, is based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Audit of the Effectiveness of Internal Control over Financial Reporting: Our independent registered public accounting firm, PriceWaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2022, which is included herein.

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

ITEM 16.B. CODE OF ETHICS

Our board of directors adopted the “Code of Conduct” document, which sets out the company’s ethical principles and values and applies to all our board members, directors, suppliers and employees, including our chief executive officer, our chief financial officer, our chief accounting officer and the other members of our finance department. No waiver, either express or implied, of provisions of our Code of Conduct was granted to our chief executive officer, chief financial officer or chief accounting officer in 2022. A copy of our Code of Conduct has been filed as Exhibit 11.1 to this annual report.

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

In order to keep the highest governance standards, every two years we review our Code of Conduct to assure that the document is up-to-date and follows best practices and regulations. In 2021, we approved the last revision of our Code of Conduct. All of our employees in management positions confirmed their commitment with our Code of Conduct and to undertake to comply with its principles and guidelines while performing their professional activities by performing mandatory training

Additionally, we have conducted awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments – our Code of Conduct and the Ombudsman. Video-learning format regarding the anti-corruption policy and our Code of Conduct have been given to employees, in order to reinforce the main guidelines and practices established by our Code of Conduct. This training program is mandatory for our employees and at the end of the training each employee signs the training electronically.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers during the fiscal years ended December 31, 2022 and 2021.

	2022	2021
Year Ended December 31	(In thousands of reais)	(In thousands of reais)
Audit Fees	13,966.3	14,715.6
Tax Fees	86.9	88.0
Audit Related Fees	2,139.5	—
All Other Fees	—	—
Total	16,192.7	14,803.6

Audit Fees

Audit fees in 2022 and 2021 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351) in connection with the audit of our annual financial statements, the reviews of our quarterly financial statements, and the audit of the statutory financial statements of our subsidiaries. Audit fees also include fees for services that can only be reasonably provided by our independent auditors, such as the issuance of comfort and consent letters and the review of periodic documents filed with the SEC.

Tax Fees

Tax fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. in connection with the consulting services for recovery of tax credits abroad and others.

Audit Related Fees

The all related fees are fees consisting of work related to the external audit performed for specific projects in target companies that were charged by PricewaterhouseCoopers Auditores Independentes Ltda.

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2022, the Company has 51,911,569 (12,042,004 as at December 31, 2021) of its own common shares held in treasury, with an average cost of R$40.84 per share, with a historical value of R$2,120,324 (R$218,265 as at December 31, 2021) and the market corresponding to R$2,504,214 (R$723,845 as at December 31, 2021). This change is due to the May and July/2022 Repurchase Program. Additionally, on October 27, 2022, the Company’s board of directors approved a new Repurchase Program of up to 20,000,000 of its own shares (October/2022 Program), with a maximum term for carrying out the acquisition of up to 18 months.

On May 4, 2022, the Company’s board of directors approved the Repurchase Program (“May/2022 Program”) for up to 20,000,000 of its own shares. The May/2022 Program ended on August 3, 2022, through which it repurchased all the shares provided for at the average cost of R$48.33 (forty-eight Brazilian Reais and thirty-three cents), with a market value corresponding to R$966,600.

			Total Number of Shares	Maximum Number of
			(or Units) Purchased as	shares (or units) that
		Average Price	Part of Publicly	May Yet be Purchased
		Paid per Share	Announced Plans or	under de Plans or
Period	Number of Shares	(R$)	Programs	Programs
Month 1
04/05/2022	452,000	48.76	452,000	19,548,000
31/05/2022
Month 2
01/06/2022	11,953,100	48.45	12,405,100	7,594,900
30/06/2022
Month 3
01/07/2022	5,035,900	48.36	17,441,000	2,559,000
31/07/2022
Month 4
01/08/2022	2,559,000	47.62	20,000,000	—
03/08/2022
Total	20,000,000	48.33	20,000,000	—

On July 27, 2022, the Company’s board of directors approved a new Share Repurchase Program (“July/2022 Program”) of up to 20,000,000 of its own shares, with a maximum term for carrying out the acquisitions up to January 27, 2024. The July/2022 Program ended on September 27, 2022, through which it repurchased all the shares provided for at the average cost of R$46.84 , with a market value corresponding to R$936,800.

			Total Number of Shares	Maximum Number of
			(or Units) Purchased as	shares (or units) that
			Part of Publicly	May Yet be Purchased
		Average Price	Announced Plans or	under de Plans or
Period	Number of Shares	Paid per Share	Programs	Programs
Month 1
27/07/2022	—	—	—	20,000,000
31/07/20222
Month 2
01/08/2022	17,685,600	47.20	17,685,600	2,314,400
31/08/2022
Month 3
01/09/2022	2,314,400	44.06	20,000,000	—
27/09/2022
Total	20,000,000	46.84	20,000,000	—

On October 27, 2022, the Company’s board of directors approved a new Share Repurchase Program (“October/2022 Program”) of up to 20,000,000 of its own shares, with a maximum term for carrying out the acquisitions up to April 27, 2024 (inclusive).

			Total Number of Shares	Maximum Number of
			(or Units) Purchased as	shares (or units) that
			Part of Publicly	May Yet be Purchased
		Average Price	Announced Plans or	under de Plans or
Period	Number of Shares	Paid per Share	Programs	Programs
Month 1
27/10/2022	—	—	—	20,000,000
31/10/2022
Month 2
01/11/2022	—	—	—	20,000,000
30/11/2022
Month 3
01/12/2022	—	—	—	20,000,000
31/12/2022
Month 4
01/01/2023	234,400	45.63	234,400	19,765,600
31/01/2023
Month 5
01/02/2023	268,500	45.21	502,900	19,497,100
28/02/2023
Month 6
01/03/2023	1,459,000	44.11	1,961,900	18,038,100
31/03/2023
Total	1,961,900	44.44	1,961,900	18,038,100

The repurchase programs totaled R$1,990,566 in market value, plus transaction costs of R$1,072, with a total disbursement of R$1,991,638.

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

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and detailing its responsibilities, which include, among others, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to a company. We are not required under applicable Brazilian law to have a nominating committee/corporate governance committee and the Brazilian law also does not require that this committee be composed entirely of independent directors, if created. We do have an Appointment and Compensation Committee governed by a written charter, which is an advisory committee of our board of directors composed of three members, two of which are independent. The purpose of such committee is (i) to propose to the board of directors compensation policies and guidelines for managers, members of the Audit Committee and other remunerated committees, subject to the legislation and regulations applicable to the bylaws; (ii) to evaluate and propose appointment of members to compose the Company’s management positions, verifying and attesting their qualification to perform their activities, according to the regulations, policies and other rules to which the Company is subject or has voluntarily adopted.

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

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, a company’s audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill the requirements of the NYSE and Rule 10A-3. Under the B3 listing rules for its Novo Mercado segment, we are required to have a “statutory audit committee” that complies with the CVM rules. The statutory audit committee is an advisory committee of the board of directors, and provides assistance in matters involving accounting, internal controls, financial reporting and compliance. The statutory audit committee also recommends to our board of directors the appointment of our independent auditors and evaluates the effectiveness of internal financial and legal compliance controls. The statutory audit committee is not, however, equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. See Item 6.A, “Directors and Senior Management—Audit Committee” for a description of our statutory audit committee.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have a Corporate Governance Policy which exists to guarantee that principles of transparency, ethics, accountability, compliance with the law, and respect are always assured for everyone, regardless of whether they are shareholders, employees, stakeholders, or other persons related to Suzano. Moreover, it is used as the basis for the Company’s business models, policies, and guidelines. We also observe the requirements of the Brazilian Securities Commission (CVM) and we adhere to the Novo Mercado listing standards of the B3.

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

ITEM 16. I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-[98], included herein.

118

INDEPENDENT AUDITOR’S REPORT

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders of

Suzano S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suzano S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Recoverability of deferred tax assets

As described in Notes 3.2.21 and 12 to the consolidated financial statements, the Company’s consolidated deferred tax assets balance recorded in non-current assets was BRL 3,986,415 thousand as of December 31, 2022, arising from tax loss carryforwards, negative tax base and temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset tax loss carryforwards, negative tax base and temporary differences, based on projections of future taxable results. Management’s cash flow projections included significant judgments and assumptions relating to net average pulp and paper prices and the transfer price with the subsidiary based in Austria.

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

Valuation of biological assets

As described in Notes 3.2.17 and 13 to the consolidated financial statements, the Company’s consolidated biological assets balance was BRL 14,632,186 thousand as of December 31, 2022 and are measured at fair value, less estimated costs to sell. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to gross average sale price of eucalyptus and the average annual growth (IMA) of biological assets.

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

Goodwill impairment test -
Pulp Cash-Generating Unit

As described in Notes 3.2.20 and 16.1 to the consolidated financial statements, the goodwill associated with the Pulp Cash-Generating unit (“CGU”) was BRL 7,897,051 thousand as of December 31, 2022, arising from Fibria acquisition in January, 2019. Potential impairment is identified by comparing the value in use of the CGU to its carrying amount, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management’s cash flow projections for Pulp CGU included significant judgments and assumptions relating to net average pulp prices and the discount rate.

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

Provision for judicial liabilities relating to tax

As described in Notes 3.2.24 and 20.1 to the consolidated financial statements, the Company’s consolidated provision for judicial liabilities relating to tax was BRL 2,718,528 thousand (net of judicial deposits) as of December 31, 2022. The Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss will be incurred in any of the pending litigation; or (ii) management is unable to estimate the loss for any of the pending matters.

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

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, Brazil

February 28, 2023

We have served as the Company’s auditor since 2017.

20

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

4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2022, the Company’s internal control over financial reporting is effective.

São Paulo, February 28, 2023

/s/ Walter Schalka	/s/ Marcelo Feriozzi Bacci
Walter Schalka	Marcelo Feriozzi Bacci
Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

20
Suzano S.A. Consolidated financial statements Year ended December 31, 2022 and 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

		December 31,	December 31,
ASSETS	Note	2022	2021
CURRENT
Cash and cash equivalents	5	9,505,951	13,590,776
Marketable securities	6	7,546,639	7,508,275
Trade accounts receivable	7	9,607,012	6,531,465
Inventories	8	5,728,261	4,637,485
Recoverable taxes	9	549,580	360,725
Derivative financial instruments	4.5	3,048,493	470,261
Advances to suppliers	10	108,146	59,564
Dividends receivable	11	7,334	6,604
Other assets		1,021,234	937,786
Total current assets		37,122,650	34,102,941

NON-CURRENT
Marketable securities	6	419,103	250,054
Recoverable taxes	9	1,406,363	1,269,164
Deferred taxes	12	3,986,415	8,729,929
Derivative financial instruments	4.5	1,825,256	971,879
Advances to suppliers	10	1,592,132	1,282,763
Judicial deposits		362,561	300,715
Other assets		279,955	296,844

Biological assets	13	14,632,186	12,248,732
Investments	14	612,516	524,066
Property, plant and equipment	15	50,656,634	38,169,703
Right of use	19.1	5,109,226	4,794,023
Intangible	16	15,192,971	16,034,339
Total non-current		96,075,318	84,872,211
TOTAL ASSETS		133,197,968	118,975,152

The accompanying notes are an integral part of these consolidated financial statements.

20
Suzano S.A. Consolidated financial statements Year ended December 31, 2022 and 2021 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

		December 31,	December 31,
LIABILITIES	Note	2022	2021
CURRENT
Trade accounts payable	17	6,206,570	3,288,897
Loans, financing and debentures	18.1	3,335,029	3,655,537
Lease liabilities	19.2	672,174	623,282
Derivative financial instruments	4.5	667,681	1,563,459
Taxes payable		449,122	339,553
Payroll and charges		674,525	590,529
Liabilities for assets acquisitions and associates	23	1,856,763	99,040
Dividends payable	11	5,094	919,073
Advances from customers		131,355	103,656
Other liabilities		494,230	368,198
Total current liabilities		14,492,543	11,551,224

NON-CURRENT
Loans, financing and debentures	18.1	71,239,562	75,973,092
Lease liabilities	19.2	5,510,356	5,269,912
Derivative financial instruments	4.5	4,179,114	6,331,069
Liabilities for assets acquisitions and associates	23	205,559	306,912
Provision for judicial liabilities	20.1	3,256,310	3,232,612
Employee benefit plans	21.2	691,424	675,158
Deferred taxes	12	1,118
Share-based compensation plans	22.3	162,117	166,998
Advances from customers		136,161	149,540
Other liabilities		157,339	143,505
Total non-current liabilities		85,539,060	92,248,798
TOTAL LIABILITIES		100,031,603	103,800,022

EQUITY	25
Share capital		9,235,546	9,235,546
Capital reserves		18,425	15,455
Treasury shares		(2,120,324)	(218,265)
Retained earnings		24,207,869	3,927,824
Other reserves		1,719,516	2,114,907
Controlling shareholders´		33,061,032	15,075,467
Non-controlling interest		105,333	99,663
Total equity		33,166,365	15,175,130
TOTAL LIABILITIES AND EQUITY		133,197,968	118,975,152

The accompanying notes are an integral part of these consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2022, 2021 and 2020 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		December 31,	December 31,	December 31,
	Note	2022	2021	2020
NET SALES	28	49,830,946	40,965,431	30,460,277
Cost of sales	30	(24,821,288)	(20,615,588)	(18,966,331)
GROSS PROFIT		25,009,658	20,349,843	11,493,946

OPERATING INCOME (EXPENSES)
Selling	30	(2,483,194)	(2,291,722)	(2,174,652)
General and administrative	30	(1,709,767)	(1,577,909)	(1,443,192)
Income from associates and joint ventures	14	284,368	51,912	36,142
Other operating income, net	30	1,121,716	1,648,067	531,150
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		22,222,781	18,180,191	8,443,394

NET FINANCIAL INCOME (EXPENSES)	27
Financial expenses		(4,590,370)	(4,221,301)	(4,459,425)
Financial income		967,010	272,556	327,475
Derivative financial instruments		6,761,567	(1,597,662)	(9,422,682)
Monetary and exchange variations, net		3,294,593	(3,800,827)	(12,530,891)
NET INCOME (LOSS) BEFORE TAXES		28,655,581	8,832,957	(17,642,129)

Income and social contribution taxes
Current	12	(510,896)	(292,115)	(181,926)
Deferred	12	(4,749,798)	94,690	7,109,120
NET INCOME (LOSS) FOR THE YEAR		23,394,887	8,635,532	(10,714,935)

Attributable to
Controlling shareholders’		23,381,617	8,626,386	(10,724,828)
Non-controlling interest		13,270	9,146	9,893

Earnings (loss) per share
Basic	26.1	17.57724	6.39360	(7.94890)
Diluted	26.2	17.57305	6.39205	(7.94890)

The accompanying notes are an integral part of these consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2022, 2021 and 2020 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31,	December 31,	December 31,
	2022	2021	2020
Net income (loss) for the year	23,394,887	8,635,532	(10,714,935)
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income	(3,441)	2,020	6,290
Tax effect on the fair value of investments	1,170	(687)	(2,139)

Actuarial gain (loss) on post-employment plans of subsidiaries	(9,499)	2,289	3,522
Tax effect of the actuarial loss	3,260	(778)	(1,015)

Actuarial gain (loss) on post-employment plans of subsidiaries	(3,182)	117,353	(37,188)
Tax effect of the actuarial loss	1,082	(39,900)	12,644
Items with no subsequent effect on income	(10,610)	80,297	(17,886)

Exchange rate variations on conversion of financial statements of subsidiaries abroad	(16,035)	46,006	(2,857)
Realization of exchange variation on investments abroad (1)	(235,737)	(825)
Items with subsequent effect on income	(251,772)	45,181	(2,857)
	23,132,505	8,761,010	(10,735,678)

Attributable to
Controlling shareholders’	23,119,235	8,751,864	(10,745,571)
Non-controlling interest	13,270	9,146	9,893
(1)	Refers substantially to the exchange rate variations on Suzano Trading Ltd., a company which was merged on September 30, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

20 )
Suzano S.A. Consolidated financial statements Year ended December 31, 2022, 2021 and 2020 In thousands of R$, unless otherwise stated))

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves			Retained earnings reserves
		Share	Stock					Reserve for	Special			Retained		Non-
	Share	issuance	options		Treasurys	Tax	Legal	capital	statutory	Dividends	Other	earnings		controlling
	Capital	costs	granted	Other	shares	incentives	Reserve	increase	reserve	proposed	reserves	(losses)	Total	interest	Total equity
Balances at December 31, 2019	9,269,281	(33,735)	5,979	6,410,885	(218,265)		317,144				2,221,341		17,972,630	115,339	18,087,969
Total comprehensive income
Net (loss) for the year												(10,724,828)	(10,724,828)	9,893	(10,714,935)
Other comprehensive income for the year											(20,743)		(20,743)		(20,743)
Transactions with shareholders
Loss absorption (Note 25.6)				(6,410,885)			(317,144)					6,728,029
Stock options granted			4,633										4,633		4,633
Realization of fair value attributable to non-controlling interest														(19,676)	(19,676)
Unclaimed dividends forfeited												130	130		130
Internal changes in equity
Partial Realization of deemed cost, net of taxes											(70,654)	70,654
Balances at December 31, 2020	9,269,281	(33,735)	10,612		(218,265)						2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Net (loss) for the year												8,626,386	8,626,386	9,146	8,635,532
Other comprehensive income for the year											125,478		125,478		125,478
Transactions with shareholders
Stock options granted (note 22.3)			4,843										4,843		4,843
Unclaimed dividends forfeited									49				49		49
Proposed minimum mandatory dividends												(913,111)	(913,111)		(913,111)
Additional proposed dividend										86,889		(86,889)
Fair value attributable to non-controlling interest														(15,039)	(15,039)
Internal changes in equity
Constitution of reserves						812,909	235,019	2,513,663	279,295			(3,840,886)
Realization of deemed cost, net of taxes											(140,515)	140,515
Balances at December 31, 2021	9,269,281	(33,735)	15,455		(218,265)	812,909	235,019	2,513,663	279,344	86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net income for the year												23,381,617	23,381,617	13,270	23,394,887
Other comprehensive income for the year											(262,382)		(262,382)		(262,382)
Transactions with shareholders
Stock options granted (Note 22.3)			5,335										5,335		5,335
Shares granted (Note 22.3)			(2,365)		2,365
Shares repurchased (Note 25.5)					(1,904,424)								(1,904,424)		(1,904,424)
Unclaimed dividends forfeited												2,308	2,308		2,308
Proposed additional dividend payment (Note 1.2.3)								(719,903)	(80,000)				(799,903)		(799,903)
Payment of supplementary dividends								(97)		(86,889)			(86,986)		(86,986)
Proposed minimum mandatory dividends (Note 25.2)												(2,256,367)	(2,256,367)		(2,256,367)
Additional proposed dividend (Note 25.2)												(93,633)	(93,633)		(93,633)
Fair value attributable to non-controlling interest														(7,600)	(7,600)
Internal changes in equity
Constitution of reserves (Note 25.3)						66,871	1,169,080	17,937,885	1,993,098			(21,166,934)
Reversal of the tax incentive reserve						(502)		502
Realization of deemed cost, net of taxes											(133,009)	133,009
Balances at December 31, 2022	9,269,281	(33,735)	18,425		(2,120,324)	879,278	1,404,099	19,732,050	2,192,442		1,719,516		33,061,032	105,333	33,166,365

The accompanying notes are an integral part of these consolidated financial statements.

Suzano S.A. Consolidated financial statements Year ended December 31, 2022, 2021 and 2020 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	December 31,	December 31,	December 31,
	2022	2021	2020
OPERATING ACTIVITIES
Net income (loss) for the year	23,394,887	8,635,532	(10,714,935)
Adjustment to
Depreciation, depletion and amortization (Notes 27 and 30)	7,206,125	6,879,132	6,565,441
Depreciation of right of use (Note 19.1)	231,966	203,670	186,768
Sublease of ships	(11,314)	(44,706)	(35,841)
Interest expense on lease liabilities	433,613	427,934	397,746
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 30)	509	(412,612)	(8,372)
Income (expense) from associates and joint ventures	(284,368)	(51,912)	(36,142)
Exchange rate and monetary variations, net (Note 27)	(3,294,593)	3,800,827	12,530,891
Interest expenses on financing, loans and debentures, net (Note 27)	4,007,737	3,207,278	3,286,254
Expenses with early settlements premium (Note 27)		260,289	391,390
Capitalized loan costs (Note 27)	(359,407)	(18,624)	(10,636)
Accrual of interest on marketable securities	(707,211)	(178,320)	(94,868)
Amortization of transaction costs (Note 27)	69,881	107,239	101,741
Derivative losses, net (Note 27)	(6,761,567)	1,597,662	9,422,682
Fair value adjustment of biological assets (Note 13)	(1,199,759)	(763,091)	(466,484)
Deferred income tax and social contribution (Note 12.3)	4,749,798	(94,690)	(7,109,120)
Interest on actuarial liabilities (Note 21.2)	59,258	55,849	53,092
Provision for judicial liabilities, net (Note 20.1)	88,198	65,318	1,288
(Reversal of) provision for doubtful accounts, net (Note 7.3)	1,652	(637)	6,022
Provision for inventory losses, net (Note 8.1)	56,060	73,574	65,675
Provision (reversal) for loss of ICMS credits, net (Note 9.1)	58,003	(99,183)	(82,293)
Tax credits (note 20.3 and 30)	1,324	(441,880)
Other	2,794	26,449	35,451
Decrease (increase) in assets
Trade accounts receivable	(3,267,356)	(3,393,787)	884,451
Inventories	(967,995)	(654,757)	651,203
Recoverable taxes	(381,408)	186,013	659,930
Other assets	264,025	(54,136)	54,651
Increase (decrease) in liabilities
Trade accounts payable	1,533,118	1,363,478	140,480
Taxes payable	422,591	271,700	47,212
Payroll and charges	83,742	97,792	92,278
Other liabilities	(9,007)	(191,976)	(266,546)
Cash generated from operations	25,421,296	20,859,425	16,749,409
Payment of interest on financing, loans and debentures (Note 18.2)	(4,019,072)	(2,953,573)	(3,244,949)
Payment of early settlement premiums (Note 18.2)		(260,289)	(378,381)
Interest received on marketable securities	544,849	98,110	186,853
Payment of income taxes	(306,453)	(106,180)	(188,296)
Cash provided by operating activities	21,640,620	17,637,493	13,124,636

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(9,791,238)	(2,150,584)	(1,503,255)
Additions to intangible (Note 16)	(90,499)	(285,278)	(2,307)
Additions to biological assets (Note 13)	(4,957,380)	(3,807,608)	(3,392,298)
Proceeds from sales of property, plant and equipment	251,183	1,411,251	183,504
Capital increase in subsidiaries and affiliates	(67,020)	(51,816)
Marketable securities, net	67,426	(5,216,921)	3,841,493
Advances for acquisition (receipt) of wood from operations with development and partnerships	(355,362)	(257,672)	135,693
Dividends received	6,604	6,453	753
Asset acquisitions (Notes 1.2.4 and 1.2.5)	(2,090,062)
Cash and cash equivalents from asset acquisitions	10,590
Acquisitions of non-controlling interests		(6,516)
Cash used in investing activities	(17,015,758)	(10,358,691)	(736,417)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.2)	1,335,715	16,991,962	14,761,796
Payment of derivative transactions (Note 4.5.4)	282,225	(1,921,253)	(4,465,640)
Payment of loans, financing and debentures (Note 18.2)	(2,517,934)	(15,469,423)	(19,092,810)
Payment of leases (Note 19.2)	(1,044,119)	(1,012,137)	(824,245)
Payment of dividends (Notes 1.2.2 and 1.2.3)	(4,150,782)	(9,683)
Liabilities for assets acquisitions and associates	(107,888)	(153,357)	(164,240)
Shares repurchased	(1,904,424)
Cash provided (used) by financing activities	(8,107,207)	(1,573,891)	(9,785,139)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(602,480)	1,050,808	982,850

Increase (decrease) in cash and cash equivalents, net	(4,084,825)	6,755,719	3,585,930
At the beginning of the year	13,590,776	6,835,057	3,249,127
At the end of the year	9,505,951	13,590,776	6,835,057
Increase (decrease) in cash and cash equivalents, net	(4,084,825)	6,755,719	3,585,930

The accompanying notes are an integral part of these consolidated financial statements.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

1.	COMPANY´S OPERATIONS

Suzano S.A. (“Suzano” or “Company”), is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.

Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company has 13 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State) being 2 units, Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Rio Verde and Suzano, being two units (São Paulo State) and Três Lagoas (Mato Grosso do Sul State). Additionally, it has five technology centers, 23 distribution centers and three ports, all located in Brazil.

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned associates in Austria, the United States of America, Switzerland and Argentina, and its sales offices in China.

The Company’s operations also include the commercial management of eucalyptus forest for its own use, the operation of port terminals, and the holding of interests, as a partner or shareholder, in other companies or enterprises, and the sale and generation of electric energy generated during the pulp production process.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 45.76% of the common shares of its share capital.

The financial statements were approved and their issuance was authorized by the Board of Directors on February 28, 2023.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

1.1.	Equity interests

The Company holds equity interests in the following entities:

					% equity interest
			Type of		December 31,	December 31,
Entity	Main activity	Country	investment	Accounting method	2022	2021
Caravelas Florestal S.A. (5) (7)	Industrialization and commercialization of standing wood	Brazil	Direct	Consolidated
Celluforce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.28%	8.28%
Ensyn Corporation	Biofuel research and development	United States of America	Direct	Equity	26.59%	26.24%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct/Indirect	Equity	50.00%	50.00%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operations	Brazil	Direct	Consolidated	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	Direct	Consolidated	100.00%	100.00%
FuturaGene Biotechnology Shangai Company Ltd. (1)	Biotechnology research and development	China	Indirect	Consolidated		100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.(8)	Biotechnology research and development	Hong Kong	Indirect	Consolidated		100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operations	Brazil	Indirect	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operations	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A. (7)	Forest assets	Brazil	Direct	Consolidated		100.00%
SFBC Participações Ltda.	Packaging production	Brazil	Direct	Consolidated	100.00%	100.00%
Spinnova Plc (2)	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	19.03%	19.14%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of paper and computer materials	Argentina	Direct	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano Finland Oy	Industrialization, commercialization of cellulose, microfiber cellulose and paper.	Finland	Direct	Consolidated	100.00%	100.00%
Suzano International Finance B.V (9)	Financial fundraising	Netherlands	Direct	Consolidated	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Material Technology Development Ltd. (6)	Biotechnology research and development	China	Direct	Consolidated	100.00%
Suzano Operações Industriais e Florestais S.A.	Industrialization, commercialization and exporting of pulp	Brazil	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd.	Business office	China	Direct	Consolidated	100.00%	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Suzano Trading Ltd. (7)	Business office	Cayman Island	Direct	Consolidated		100.00%
Suzano Ventures LLC (3)	Corporate venture capital	United States of America	Direct	Consolidated	100.00%
Veracel Celulose S.A.	Industrialization, commercialization and exporting of pulp	Brazil	Direct	Proportional Consolidated	50.00%	50.00%
Vitex BA Participações S.A. (4) (7)	Holding	Brazil	Direct	Consolidated
Parkia BA Participações S.A. (4) (7)	Holding	Brazil	Direct/Indirect	Consolidated
Garacuí Comercial Ltda. (4) (7)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated
Vitex SP Participações S.A. (4) (7)	Holding	Brazil	Direct	Consolidated
Parkia SP Participações S.A. (4) (7)	Holding	Brazil	Direct/Indirect	Consolidated
Sobrasil Comercial Ltda. (4) (7)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated
Vitex MS Participações S.A. (4) (7)	Holding	Brazil	Direct	Consolidated
Parkia MS Participações S.A. (4) (7)	Holding	Brazil	Direct/Indirect	Consolidated
Duas Marias Comercial Ltda. (4) (7)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated
Vitex ES Participações S.A. (4) (7)	Holding	Brazil	Direct	Consolidated
Parkia ES Participações S.A. (4) (7)	Holding	Brazil	Direct/Indirect	Consolidated
Claraíba Comercial Ltda. (4) (7)	Industrialization and commercialization of standing wood	Brazil	Indirect	Consolidated
Woodspin Oy	Development, production, distribution and commercialization of wood-based textile fibers, yarns and filaments, produced from cellulose and microfiber cellulose.	Finland	Direct/Indirect	Equity	50.00%	50.00%
1)	Equity interest discontinued during the year.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

2)	On February 14, May 31, August 17, and December 19, 2022, the equity interest was changed as a result of the issuance of new shares by the entity under its stock option program.
3)	On May 17, 2022, incorporation of equity interest.
4)	On June 22, 2022, acquisition of equity interest (note 1.2.4).
5)	On August 9, 2022, acquisition of equity interest (note 1.2.5).
6)	On September 22, 2022, establishment of legal entity with full equity interest from Suzano S.A.
7)	On September 30, 2022, merger of the entity by Suzano S.A. due to corporate reorganization.
8)	On April 8, 2022, the entity was discontinued.
9)	On December 29, 2022, establishment of legal entity with full equity interest from Suzano S.A.

1.2.	Major events in the year
1.2.1.	Effects of the war between Russia and Ukraine

The Company has continuously monitored the impacts of the current conflict between Russia and Ukraine, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.

The Company’s assessment has covered four main areas:

(i)	Personnel: Suzano does not have employees or facilities of any nature in any of the locations directly impacted by the conflict.
(ii)	Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.
(iii)	Logistics: internationally, there was no change in the Company’s logistical operations, with all the routes used remaining unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.
(iv)	Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.

As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information flows required for its global decision-making are available in a timely manner.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

1.2.2.	Interim dividends

On January 7, 2022, through a notice to shareholders, the distribution of dividends by the Company in the total amount of R$1,000,000 was approved, at the ratio of R$0.741168104 per Company share, based on the number of “ex-treasury” shares on the same date. The dividend was declared “ad referendum” at the General Meeting that approved the accounts for the fiscal year ended December 31, 2021, to the balance of retained earnings for the third trimester of 2021, and in line with the net income shown in the semi-annual balance sheet dated June 30, 2021. This followed the resolution at the Company’s Extraordinary General Meeting of October 25, 2021 which approved the full offsetting of the Company’s accumulated losses, through a partial deduction from the balance of retained earnings. Interim dividends will be allocated to the mandatory minimum dividend for the fiscal year ended December 31, 2021.

The payment of interim dividends was made on January 27, 2022, in Brazilian Reais. There was no monetary restatement or additional interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the Brazilian legislation.

1.2.3.	Supplementary dividends

On April 26, 2022, through a notice to shareholders, the distribution of supplementary dividends by the Company was approved, in the amount of R$799,903, at the ratio of R$0.592805521 per share, based on the number of “ex-treasury” shares on the same date.

The payment of the supplementary dividends was on May 13, 2022, in Brazilian Reais. There was no monetary restatement or additional interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the current legislation.

1.2.4.	Share purchase and sale agreement - Parkia

On April 28, 2022, through a material fact, the Company disclosed that it had entered into a “Share Purchase and Sale Agreement” (the “SPA”) on April 27, 2022, between the Company as purchaser, and as sellers Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”) and Arapar Participações S.A (“Arapar” and, together with the FIP, the “Sellers”), as well as the Target Companies as intervening parties. The parties agreed on the terms and conditions for the acquisition by the Company (the “Transaction”), on the closing date, of all the shares held by the Sellers in the following companies: (i) Vitex SP Participações S.A. (ii) Vitex BA Participações S.A. (iii) Vitex ES Participações S.A. (iv) Vitex MS Participações S.A. (v) Parkia SP Participações S.A. (vi) Parkia BA Participações S.A. (vii) Parkia ES Participações S.A. and (viii) Parkia MS Participações S.A. (the “Target Companies”).

As consideration for the shares of the Target Companies, the Company agreed to pay US$667,000 (equivalent to R$3,444,255 on the date of signature of the contract). The consideration was subject to post-closing price adjustments, based on the variations in the working capital of the Target Companies.

The closing of the Transaction was subject to the fulfillment of conditions precedent, and approval of the Transaction by the Brazilian antitrust authorities (“Conselho Administrativo de Defesa Econômica - CADE”), and corporate approvals by the Parties and by the Company, through General Shareholders’ Meetings.

On June 22, 2022, the Company concluded the acquisition of the entire share capital of the Target Companies, and the first installment in the amount of US$330,000 (equivalent to R$1,704,054 on the transaction date) was paid. The second installment, in the amount of US$337,000 (equivalent to R$1,740,201 on June 30, 2022), was recorded under Liabilities for assets acquisitions and associates, and held in United States dollars with maturity in June 2023. The price was adjusted and resulted in the payment of R$18,726, as provided for in the contract.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

Considering the characteristics of the assets (substantially land, without processes that would characterize a business), the Company elected to apply the optional test to identify a concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an asset acquisition, given that substantially all of the fair value of the acquired set of assets is concentrated in the principal asset (property, plant and equipment).

The impact of this acquisition is reflected in the line-item asset acquisition, net of cash, in the consolidated statement of cash flow. The cash balance of the Target Companies is R$4,185.

On September 30, 2022, the Company merged the Target Companies, whose direct and indirect equity value was R$9,152,692. The merger did not result in a capital increase, given that the Company held, directly or indirectly, 100% of the capital stock of the Target Companies.

1.2.5.	Share purchase and sale agreement – Caravelas

On June 29, 2022, through a Notice to the Market, the Company disclosed the execution of a “Share Purchase Agreement” whereby the Company, as purchaser, will acquire the totality of shares issued by Caravelas Florestal S.A. (“Caravelas”) on the closing date.

In consideration for the shares of the Caravelas, the Company agreed to pay a price corresponding to R$336,000 Brazilian Reais, subject to price adjustments up to the closing date, and paid in a single installment after the fulfillment of conditions precedent in line with market practice for similar transactions, including the approval of/final decision on the Transaction by the Brazilian antitrust authorities. The base price is subject to inflation, and to post-closing price adjustments based on the debt, cash position and other costs related to the Caravelas.

On August 9, 2022, the Company completed the acquisition of all the shares of Caravelas and, considering the reassessment and adjustments provided for in the contract, paid R$356,854, subject to post-closing adjustments, based on the variations in debt, cash and other costs involving Caravelas. The price was adjusted by R$10,428 and paid, as provided for in the contract.

The Company elected to apply the optional test to identify a concentration of fair value under paragraph B7A of IFRS 3. The transaction was accounted for as an asset acquisition given that substantially all of the fair value of the acquired set of assets was concentrated in the principal asset (property, plant and equipment).

On September 30, 2022, the Company merged Caravelas, whose equity value was R$111,323. The merger did not result in a capital increase, given that the Company held 100% of the capital stock of Caravelas.

1.2.6.	Acquisition of tissue business in Brazil

On October 24, 2022, the Company announced to the market that it had entered into a contract to acquire Kimberly-Clark’s tissue business in Brazil. The base price for the transaction is US$175 million (equivalent to R$922,915 on the date of signature of the contract), subject to the usual adjustments for this type of transaction, and will be paid in full on the date of closing of the transaction, which is subject to the fulfillment of conditions precedent and approval by the Brazilian antitrust authorities (“Conselho Administrativo de Defesa Econômica - CADE”).

The acquisition involves a factory located in Mogi das Cruzes (São Paulo), which contractually provides an installed capacity of 130 thousand tons per year for manufacturing, marketing, distributing and/or selling tissue products in Brazil, including ownership of the “Neve” brand, offering complementary product categories and geographical coverage to the Suzano brand.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

1.2.7.	Cerrado Project

On October 28, 2021, the Company’s Board of Directors approved the realization of the Cerrado Project, which consists of building a pulp production mill in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul.

The plant will have an estimated nominal capacity of 2,550,000 tons of eucalyptus pulp production per year, with an estimated period for starting operations in the second semester of 2024. The total investment is R$19,300,000, with payments during the years of 2021 to 2024.

2.	BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and disclose all the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

The Company’s consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the financial statements, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, which can affect the disclosed amounts of revenue, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent in these judgements, assumptions and estimates could result in material adjustments to the carrying amounts of certain assets and liabilities in future periods. The accounting practices requiring a higher level of judgment, and those which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in Note 3.2.34.

The consolidated financial statements were prepared on a historical costs basis, except for the following material items recognized:

(i)	Derivative and non-derivative financial instruments measured at fair value;
(ii)	Share-based payments and employee benefits measured at fair value; and
(iii)	Biological assets measured at fair value;

The main accounting policies applied to the preparation of these consolidated financial statements are presented in Note 3.

The consolidated financial statements were prepared based on the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared based on the financial information of Suzano and its subsidiaries on the same base date, except for associates Ensyn and Spinnova as described in note 3.2.6, as well as in accordance with consistent accounting practices and policies.

The accounting policies have been consistently applied to all of the consolidated companies.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

There was no change in the policies and methods for calculating estimates, except for the new accounting policies presented in Note 3.1, adopted from January 1, 2022 and whose estimated impact was disclosed in the annual financial statements as at December 31, 2021.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued up to the date of issue of the Company’s consolidated financial statements are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when they come into force, and does not expect them to have a material impact on the financial statements.

3.1.1.

Business Combination IFRS 3 – Reference to the conceptual framework (applicable on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all the other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. It also includes in IFRS 3 the alignment of the concepts of obligations assumed in line with the provisions of IAS 37, maintaining for the buyer the application of IAS 37 to determine whether there is a present obligation on the acquisition date due to past events. For a tax within the scope of IFRIC 21 - Levies, the buyer shall apply IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition.

The amendments add an explicit statement that the buyer does not recognize contingent assets acquired in the course of a business combination.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.2.	IAS 37 - Onerous contracts: Cost of fulfilling an onerous contract (applicable for annual periods on/or after January 1, 2022, with early adoption permitted)

The amendments to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets clarify what “costs to fulfill a contract” represent when an onerous contract is assessed. Some entities that apply the “incremental cost” approach may have the value of their provisions increased, or new provisions recognized for onerous contracts as a result of the updated definition.

The need for clarification arose from the introduction of IFRS 15, which replaced the existing requirements related to revenue, including the guidelines contained in IAS 11, which dealt with construction contracts. While IAS 11 specified which costs were included as costs to fulfill a contract, IAS 37 did not, generating a diversity of practice. The amendment aims to clarify which costs should be included in the assessment.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.3.

Property, plant and equipment - IAS 16 – Revenue earned before an asset is ready for its intended use (applicable for annual periods beginning on/or after January 1, 2022, with early adoption permitted)

In the process of building an item of property, plant or equipment for its intended use, an entity may at the same time produce and sell products generated during this process. Before the change proposed by the IASB, in practice, several ways of accounting for such revenue were found. The IASB has amended the standard to provide guidance on accounting for such revenue and for the related production costs.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

Under the new proposal, the sales revenue is no longer deducted from the cost of property, plant and equipment, but is recognized in the income statement together with the production costs of these items. IAS 2 - Inventory must be applied to the identification and measurement of production costs.

The Company assessed the contents of this pronouncement and did not identify any impacts.

3.1.4.	IFRS 1 – Initial adoption of International Financial Reporting Standards (applicable for annual periods beginning on/or after January 1, 2022, with early adoption permitted)

The amendment provides additional relief to a subsidiary which becomes an initial adopter later than its parent in respect of accounting for cumulative translation differences. As a result of the amendment, a subsidiary that uses the exemption in IFRS 1:D16(a) can now also opt to measure cumulative translation differences for all foreign operations at the carrying amounts that would be included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS Standards, if no adjustments were made for consolidation purposes or for the effects of the business combination in which the parent acquired the subsidiary. A similar option is available to an associate or joint venture using the exemption in IFRS 1:D16(a).

The Company assessed the contents of this pronouncement and did not identify any impacts.

3.1.5.	IFRS 9 – Financial instruments (applicable for annual periods beginning on/or after January 1, 2022, with early adoption permitted)

The amendment clarifies that when applying the ’10 per cent’ test to assess whether to derecognize a financial liability, an entity should only include fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

The amendment is applied prospectively to modifications and exchanges that occur on or after the date when the entity first applies the amendment.

The Company assessed the contents of this pronouncement and did not identify any impacts.

3.1.6.	IAS 41 – Agriculture (applicable for annual periods beginning on/or after January 1, 2022, with early adoption permitted)

The amendment removes the requirement in IAS 41 for entities to exclude cash flows for taxation when measuring fair value. This aligns the fair value measurement in IAS 41 with the requirements of IFRS 13 - Fair Value Measurement to use internally consistent cash flows amounts and discount rates, and enables preparers to determine whether to use pre-tax or post-tax cash flows amounts and discount rates for the most appropriate fair value measurement.

The amendment is applied prospectively, i.e. for fair value measurements on or after the date on which an entity initially applies the amendment.

The Company assessed the contents of this pronouncement and did not identify any impacts.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

3.2.	Accounting policies adopted
3.2.1.	Consolidated financial statements

The consolidated financial statements were prepared based on the financial information of Suzano and its subsidiaries in the year ended December 31, 2022, except for associates Ensyn and Spinnova as described in note 3.2.6, and in accordance with consistent accounting practices and policies. The Company consolidates all subsidiaries over which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on the basis of its investment with the subsidiary, and has the capacity and ability to direct the relevant activities of the subsidiary.

Additionally, all transactions and balances between Suzano and its subsidiaries, associates and joint ventures are eliminated in the consolidated financial statements, as well as unrealized gains or losses arising from these transactions, net of tax effects. Non-controlling interests are highlighted.

3.2.2.	Subsidiaries

These include all entities for which the Company has the power to govern the financial and operating policies, generally through a majority of voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns on its investment in the investee, and has the ability to affect those returns through its power over the entity.

Subsidiaries are consolidated from the date on which control is obtained and de-consolidated from the date on which control ceases.

3.2.3.	Joint operations

These include all entities for which the Company maintains contractually established control over its economic activity, and exists only when the strategic, financial and operational decisions regarding the activity requiring the unanimous consent of the parties sharing control.

In the consolidated financial statements, the balance of assets, liabilities, revenue and expenses are recognized proportionally to the interest in joint operations.

3.2.4.	Associated and joint ventures

These include all entities initially recognized at cost and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee’s income after the acquisition date.

In the investments in associates, the Company must have significant influence, which means the power to participate in the financial and operating policy decisions of the investee, without having control or joint control over those policies. In investments in joint ventures, there is a contractually agreed sharing of control through an arrangement, which exists only when decisions about the relevant activities requiring the unanimous consent of the parties sharing control.

In relation to the associates Ensyn and Spinnova, the equity is measured based on the latest available information and does not have a material impact on the consolidated financial statements and, if any significant event had occurred up to December 31, 2022, it would be adjusted in the consolidated financial statements.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

3.2.5.	Translation of financial statements into the functional and presentation currency

The Company defined that, for all its wholly owned subsidiaries, the functional and presentation currency is the Brazilian Real, except for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC, Spinnova Oy, Woodspin Oy and Celluforce, with functional currencies other than the Real, the accumulated gains or losses of which affect the conversion of the financial statements, which are recorded in other comprehensive income, in equity.

The individual financial information of each of the subsidiaries, included in the consolidated financial statement, are prepared in the local currency in which the subsidiary operates and are translated into the Company’s functional and presentation currency.

3.2.5.1.	Transactions and balances in foreign currency

These are translated using the following criteria:

(i)	Monetary assets and liabilities are translated at the exchange rate in effect at year-end;
(ii)	Non-monetary assets and liabilities are translated at the historical rate of the transaction;
(iii)	Revenue and expenses are translated based on monthly average rate; and
(iv)	The cumulative effects of gains or losses upon translation are recognized in the other comprehensive income.
3.2.6.	Hyperinflationary economies

Entities based in Argentina, a country considered to have a hyperinflationary economy, are subject to the requirements of IAS 29 - Financial Reporting in Hyperinflationary Economies. Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so the balances are stated at their current value.

However, the Company’s wholly-owned subsidiary, based in Argentina, has the Real as its functional currency, and therefore is not considered an entity with a hyperinflationary currency, and does not present its individual financial statements in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies. The financial statements are presented at historical cost.

3.2.7.	Business combinations

These are accounted for using the acquisition method when control is transferred to the acquirer. The cost of an acquisition is the sum of the consideration paid, evaluated based on the fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The costs directly attributable to the acquisition are recorded as expenses when they are incurred, except for costs related to the issuance of debt instruments or equity instruments, which are presented as reductions in debt or equity, respectively.

In a business combination, assets acquired and liabilities assumed are evaluated in order to classify and allocate them, assessing the terms of the agreement, the economic circumstances and other conditions at the acquisition date.

Goodwill is initially measured as the excess of the consideration paid over the fair value of the net assets acquired. After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For the purpose of impairment testing, the goodwill recognized in a business combination, as from the acquisition date, is allocated to each of the Company’s cash generating units.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

Gains on an advantageous purchase are recognized immediately in the result. The borrowing costs are recorded in the income statement as they are incurred.

Contingent liabilities related to tax, civil and labor, classified in the acquired company as possible and remote risks, are recognized by the acquirer at their fair values.

Transactions involving the acquisition of shares with shared control over the net assets traded apply complementary guidance to IFRS 3 – Business Combinations, IFRS 11 and IAS 28 – Investments in Associates and Joint Ventures. Based on the equity method, investments are initially recognized at cost. The carrying amount of the investment is adjusted for the recognition of changes in the Company’s share of the acquirer’s Shareholders’ equity as at the acquisition date. Goodwill is measured and segregated from the carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, based on the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.

3.2.8.	Segment information

An operating segment is a component of the Company that carries out business activities from which it can obtain revenue and incur expenses. The operating segments reflect how the Company’s management reviews the financial information used to make decisions. The Company’s management has identified two reportable segments, which meet the quantitative and qualitative disclosure requirements. The segments identified for disclosure mainly represent sales channels.

3.2.9.	Cash and cash equivalents

Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to an insignificant risk of changes in value.

3.2.10.	Financial instruments
3.2.10.1.	Classification

Financial instruments are classified based on the purpose for which the financial instruments were acquired, as set forth below:

(i)	Amortized cost;
(ii)	Fair value through other comprehensive income;and
(iii)	Fair value through profit or loss.

Regular purchases and sales of financial assets are recognized on the trade date, meaning the date on which the Company commits to purchase or sell the asset. Financial instruments are derecognized when the rights to receive cash flow from the investments have expired or have been transferred, substantially, all of the risks and rewards of ownership.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

3.2.10.1.1.	Financial instruments measured at amortized cost

Financial instruments held by the Company: (i) in order to receive their contractual cash flow and not to sell to realize a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flow that exclusively represents payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expenses) in the income statement.

It includes the balance of cash and cash equivalents, trade accounts receivable and other assets, classified as financial assets and the balances of loans, financing and debentures, lease payables, accounts payable for the acquisition of assets and subsidiaries, suppliers and other liabilities, all of which are classified as financial liabilities.

3.2.10.1.2.	Financial instruments at fair value through other comprehensive income

Financial instruments at fair value through other comprehensive income are financial assets held by the Company: (i) either to receive their contractual cash flow through sale with the realization of a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flows constituting, exclusively, repayments of principal and interest on the principal amount outstanding. In addition, this category includes investments in equity instruments where, upon initial recognition, the Company elected to present subsequent changes in its fair value within other comprehensive income. Any changes are recognized under net financial income (expenses) in the income statement, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.

This category includes the balance of other investments.

3.2.10.1.3.Financial instruments at fair value through profit or loss

Financial instruments at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized within financial income (expenses) in the income statement for non-derivative financial instruments and for financial derivative instruments within income from derivative financial instruments.

This category includes the balance of marketable securities, classified as financial assets financial and derivative financial instruments, including embedded derivatives, stock options, classified as financial assets and liabilities.

3.2.10.2.	Settlement of financial instruments

Financial assets and liabilities are settled, and the net amount is recorded in the balance sheet, when there is: (i) a legally enforceable right to settle the recognized amounts; and (ii) an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.2.10.3.	Impairment of financial assets
3.2.10.3.1.	Financial instruments measured at amortized cost

Annually, the Company assesses whether there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flow of the financial asset that can be estimated reliably.

The criteria the Company uses to determine whether there is evidence of an impairment loss includes:

(i)	Significant financial difficulty of the issuer or debtor;
(ii)	Defaults on or late payment of interest or principal under the agreement;

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

(iii)	Where the Company, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that a lender would not otherwise consider;
(iv)	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;
(v)	The disappearance of an active market for that financial asset because of financial difficulties; and
(vi)

Observable data indicating a measurable decrease in the estimated future cash flow from a portfolio of financial assets after the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured at the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. If the financial asset is impaired, the carrying amount of the asset is reduced and a loss is recognized in the income statement.

If, in a subsequent remeasurement, if there is an improvement in the asset rating, such as an improvement in the debtor’s credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.

3.2.10.3.2.	Financial assets at fair value through other comprehensive income

Annually, the Company evaluate whether there is evidence that a financial asset is impaired.

For such financial assets, a significant or prolonged decrease in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists, an impairment loss measured at the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.

3.2.11.	Derivative financial instruments and hedging activities

Derivative financial instruments are recognized at fair value on the date on which the derivative agreement is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded within the results of derivative financial instruments in the income statement.

Embedded derivatives in non-derivative main contracts are required to be separated when their risks and characteristics are not closely related to those of the respective main contracts, and these are not measured at fair value through profit or loss.

Non-option embedded derivatives are separated from the respective main contracts in accordance with the stated or implied substantive terms, so they have a zero fair value upon initial recognition.

3.2.12.	Trade accounts receivable

These are recorded at their invoiced amounts, in the normal course of the Company´s business, adjusted for exchange rate variations where denominated in foreign currency and, if applicable, net of expected credit losses.

The Company applies an aging-based provision matrix with appropriate groupings for its portfolio. When necessary, based on individual analyses, the provision for expected losses is supplemented.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The Company examines the maturity of receivables on a monthly basis and identifies those customers with overdue balances, assessing the specific situation of each client, including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation. In the event of default, collection attempts are made, which include direct contact with customers and collection efforts through third parties. Should these efforts prove unsuccessful, legal measures are considered, and expected credit losses are recognized. The notes are written off from the credit expected loss when Management considers that they are not recoverable after taking all appropriate measures to collect them.

3.2.13.	Inventories

These are evaluated at the average acquisition or formation cost of the finished products, net of recoverable taxes, not exceeding their net realizable value.

Finished products and work-in-process consist of raw materials, direct labor, production costs, freight, storage and general production expenses, which are related to the processes required to make the products available for sale.

Imports in transit are presented at the cost incurred up to the balance sheet date.

Raw materials derived from biological assets are measured based on their fair value, less costs to sell at the point of harvest and freight costs.

Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Usual production losses are recorded and are an integral part of the production costs for the respective month, whereas unusual losses, if any, are recorded directly as part of cost of sales.

3.2.14.	Non-current assets held for sale

These are measured at their carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified in this account when the sale is highly probable and the assets are available for immediate sale in their current condition.

3.2.15.	Biological assets

The biological assets for production (mature and immature forests) are reforested eucalyptus forests, with a formation cycle between planting and harvest of approximately 7 (seven) years, measured at fair value. Depletion is measured based on the amount of biological assets depleted (harvested) and measured at fair value less estimated costs to sell.

For the determination of the fair value, the income approach technique was applied, using the discounted cash flow model, according to the projected productivity cycle for these assets. The assumptions used to measure the fair value are reviewed every six months, as the Company considers that this interval is sufficient to ensure no significant gaps in the fair value balance of biological assets booked. Significant assumptions are presented in Note 13.

The gain or loss on the assessment of fair value is recognized in operating income (expenses), net.

Biological assets in the process of formation under the age of 2 (two) years are recorded for at their formation cost. Areas of permanent environmental preservation are not recorded, because these are not characterized as biological assets, and are not included in the measurement at fair value.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

3.2.16.	Property, plant and equipment

Stated at their cost of acquisition, formation, construction or dismantling, net of recoverable taxes. This cost is deducted from the accumulated depreciation and accumulated impairment losses, when incurred, at the higher of the value in use or the proceeds from sale less cost to sell. The borrowing costs are capitalized as a component of construction in progress, at the weighted average rate of the Company’s debt at the capitalization date, adjusted for the equalization of exchange rate effects.

Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. The estimated useful lives, residual values and depreciation methods are reviewed annually, and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company performs an annual analysis of impairment indicators of property, plant and equipment. Impairment for losses on property, plant and equipment are only recognized if the related cash-generating unit is devalued, or if the asset’s recoverable amount is less than its carrying amount. The recoverable amount of the asset or cash-generating unit is the higher of its value in use, and its fair value less costs to sell.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standards initially estimated for the asset and are then depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed as incurred.

Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized as other operating income (expenses), net, at the disposal date.

3.2.17.	Leases

A contract is or contains a lease if the contract transfers the right to control the use of an identified asset for a period in exchange for a consideration. To determine whether this is the case, it is necessary to assess whether:

(i)	The contract involves the use of an identifiable asset, which may be explicit or implicit, and may be physically distinct or represent almost the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
(ii)	The Company has the right to obtain substantially all the economic benefits from the use of the asset during the contract period; and
(iii)	The Company has the right to direct the use of the asset, meaning the Company has the right to decide to change how and for what purpose the asset is used, if:
●	It has the right to operate the asset, or
●	It designed the asset, in a way that predetermines how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability that represents the obligation to make payments related to the asset underlying the lease.

The right-to-use asset is initially measured at cost, which includes the initial amount of the lease liability adjusted for any payments made up to the contract start date, plus any direct initial costs incurred, and estimated costs of disassembly, removal, or restoration of the asset in the place where it is located, less any incentives received.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The right-to-use asset is subsequently depreciated using the straight-line method from the start date to the end of the useful life of the right to use, or the end of the lease term, whichever is shorter. Except for land agreements that are automatically extended for the same period through a notification to the lessor, other agreements are not allowed automatic renewals for an indefinite period, since both parties have the right to terminate the agreements.

The lease liability is initially measured at the present value of the payments not made, less the incremental loan rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change:

(i)	In future payments resulting from a change in index or rate;
(ii)	In the estimate of the expected amount to be paid, at the guaranteed residual value; or
(iii)	In the assessment of whether the Company will exercise the purchase option, extension or termination.

When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset, or in the statement of profit and loss, if the book value of the right-of-use asset has been reduced to zero.

The Company does not have lease agreements with clauses imposing:

(i)	Variable payments that are based on the performance of the leased assets;
(ii)	Guarantees of residual value; and
(iii)	Restrictions, such as, for example, an obligation to maintain financial ratios.

Short-term or low-value contracts which are exempt from these standards are contracts where the individual value of the assets is lower than US$5, and for which the maturity date is shorter than 12 months, are expensed as incurred.

3.2.18.	Intangible assets

These are measured at cost at the time when they are initially recognized. The cost of intangible assets acquired during a business combination corresponds to the fair value at the acquisition date. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable.

The useful life of intangible assets are assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economically useful lives and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for intangible assets with finite useful lives are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite useful lives is recognized in the statement of income as an expense related to its use, and in line with the economically useful life of the intangible asset.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, individually or at the CGU level. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity for which goodwill is monitored for management’s internal purposes, that has benefited from the business combination. The Company mainly records in this subgroup goodwill for expected future profitability (goodwill) and easement of passage.

This testing involved the adoption of assumptions and judgments, disclosed in Note 16.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

3.2.19.	Current and deferred income tax and social contribution

Income taxes include income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are recognized in equity under other reserves.

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

Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date, and which must be applied when they are realized or settled.

Deferred tax assets and contributions are recognized to the extent that it is probable that future taxable profits will be available for use to offset temporary differences, based on the projections of future results prepared and based on internal assumptions and future economic scenarios that may, therefore, undergo changes.

The projection for the realization of deferred tax assets was prepared based on Management’s estimates that are based on significant judgments and assumptions relating to net average pulp and paper prices, and the transfer prices with the subsidiaries based in Austria. However, there are other assumptions that are not under the control of the Company, such as inflation rates, exchange rates, pulp prices in the international market, and other economic uncertainties in Brazil, which mean that future results may differ from those considered in the preparation of the consolidated projection.

Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax and contribution assets and liabilities are offset at their net amounts in the balance sheet whenever they are related to the same legal entity and the same tax authority.

3.2.20.	Trade accounts payable

Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, adjusted to present value, plus exchange rate variations when denominated in foreign currency.

3.2.21.	Loans, financing and debentures

Loans and financing are initially recognized at fair value, net of costs incurred in the transaction, and are subsequently stated at amortized cost. Any difference between the amounts raised and settled is recognized in the statement of income during the period in which the loans and financing are outstanding, using the effective tax rate method.

General or specific borrowing costs, directly attributable to the acquisition, construction or production of a qualifying asset, are capitalized as a part of the cost of that asset when it is probable that they will provide future economic benefits for the entity, and that such cost can be measured with reliability. The Company does not have specific loans to obtain qualifying assets. Other loan costs are recognized as expenses in the period during which they are incurred.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

3.2.22.	Provisions, contingent assets and liabilities

Contingent assets are not recorded. Recognition is only performed when there are guarantees or favorable judicial decisions and the amounts of these can be measured reliably. Contingent assets for which such conditions are not met are only disclosed in the notes to the financial statements when their amounts are material.

Provisions are made to the extent that the Company expects that is probable that it will disburse cash, and the amount can be reliably estimated. Tax, civil, environmental and labor proceedings are accrued when losses are assessed as probable, and the amounts involved can be measured reliably, being recorded net of judicial deposits, under “provisions for judicial liabilities”. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Contingent liabilities assessed as representing remote losses are neither accrued nor disclosed.

Contingent liabilities arising from business combinations are recognized if they arise from a present obligation as a result of from past events, and if their fair values can be measured reliably, and are subsequently measured at the higher of:

(i)	The amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or
(ii)	The amount initially recognized less, where appropriate, revenue recognized in accordance with the accounting treatment of revenue from customer contracts under IFRS 15.
3.2.23.	Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill sites and related assets. A provision is recorded as a long-term obligation within property, plant and equipment. The provision and the corresponding property, plant and equipment are initially recorded at fair value, based on the present value of the estimated cash flow for future cash payments discounted at an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate, recognized under other liabilities. Property, plant and equipment are depreciated on a straight-line basis over the useful life of the principal, against cost of sales in the income statement.

3.2.24.	Share based payments

The Company’s executives and managers receive their compensation partially through share-based payment plans to be settled in cash and shares, or alternatively in cash only.

Plan-related expenses are recognized in the income statement as a corresponding entry within financial liabilities during the vesting period when the services will be rendered. The financial liability is measured at its fair value on every balance sheet date, and its variations are recorded in the income statement as administrative expenses.

At the option exercise date, if such options are exercised by the executive in order to receive shares in the Company, financial liabilities are reclassified under stock options granted in shareholders’ equity. In the case of options exercised in cash, the Company settles the related financial liability in favor of the Company’s executives.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

3.2.25.	Employee benefits

The Company offers benefits through a supplementary contribution plan to all employees, as well as medical assistance and life insurance for a determined group of former employees, and for the latter two benefits an annual actuarial appraisal is prepared by an independent actuary, and are reviewed by Management. The respective impact is recognized in employee benefit plans.

Actuarial gains and losses are recognized in other reserves when incurred. The interest incurred, resulting from changes in the present value of the actuarial liability, is recorded in the income statement within financial expenses.

3.2.26.	Other assets and liabilities, current and non-current

Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity, and its cost or value can be measured reliably.

A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.

3.2.27.	Government grants and assistance

Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed, and that these subsidies will be obtained. These are recorded as deductions from revenue or expenses in the income statement for the period of enjoyment of the benefit, and subsequently allocated to the tax incentives reserve under shareholders’ equity, when applicable.

3.2.28.	Dividends and interest on own capital

The distribution of dividends or interest on shareholders’ equity is recognized as a liability, calculated based on the Corporate Law, the bylaws and the Company’s Dividend Policy, which establishes that the minimum annual dividend is the lower of: (i) 25% of adjusted net income, or (ii) the consolidated operating cash flow for the year, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded as part of the additional dividends proposed in shareholders’ equity, until approved by the shareholders at a General Meeting. After approval, the reclassification to current liabilities is made.

The tax benefit of interest on equity is recognized in the income statement.

3.2.29.	Share capital

Common shares are classified in shareholders’ equity. Incremental costs directly attributable to a public offer are stated in shareholders’ equity as a deduction from the amount raised, net of taxes.

3.2.30.	Revenue recognition

Revenue from contracts with customers is recognized at the time when control of the products is transferred to customers, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

The Company follows the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under the contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligations provided for in the contracts; and (v) recognition of revenue when the performance obligations have been met.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

For the Pulp operating segment, revenue recognition is based on the parameters provided by: (i) International Commercial Terms (“Incoterms”), when destined for the foreign market; and (ii) lead times, when destined for the internal market.

For the operating segment Paper and Consumer Goods, revenue recognition is based on the parameters provided by: (i) the corresponding International Commercial Terms (“Incoterms”); and (ii) lead times, when destined for the external and internal markets.

Revenue is measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts, and recognized in accordance with the accruals basis of accounting, when the amount can be reliably measured.

Accumulated experience is used to estimate and provide for rebates and discounts, using the expected value method, and revenue is only recognized to the extent that it is highly unlikely that a significant reversal will occur. A provision for reimbursement (included in trade accounts receivable) is recognized for expected rebates and discounts payable to customers in relation to sales made until the end of the reporting period. No significant element of financing is deemed to be present, as sales are made with short credit terms.

3.2.31.	Financial income and expenses

Includes interest income on financial assets, at the effective interest rate, which includes the amortization of funding raising costs, gains and losses on derivative financial instruments, interest on loans and financing, exchange variations on loans and financing and other assets and financial liabilities and monetary variations on other assets and liabilities. Interest income and expenses are recognized in the statement of income using the effective interest method.

3.2.32.	Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company to the weighted average number of ordinary shares during the year.

Diluted earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all potential dilutive ordinary shares into ordinary shares.

3.2.33.	Employee and management profit sharing

Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the payroll and charges against to administrative expenses during the period in which the targets are attained.

3.2.34.	Accounting judgments, estimates and assumptions

As disclosed in Note 2, Management used judgments, estimates and accounting assumptions regarding the future, uncertainty in which may lead to results that require significant adjustments to the book values of certain assets, liabilities, income and expenses in future years, are presented below:

●	Control, significant influence and consolidation (Note 1.1);
●	Share-based payment transactions (Note 22);
●	Transfers to control for revenue recognition (Note 28);

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

●	Fair value of financial instruments (Note 4);
●	Annual analysis of the impairment of non-financial assets (Notes 15 and 16);
●	Expected credit losses (Note 7);
●	Net realizable value provision for inventory (Note 8);
●	Annual analyses of the recoverability of taxes (Notes 9 and 12);
●	Fair value of biological assets (Note 13);
●	Useful lives of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);
●	Annual analysis recoverable amount of goodwill (Note 16);
●	Provision for legal liabilities (Note 20); and
●	Pension and post-employment plans (Note 21);

The Company reviews the estimates and underlying assumptions used in its accounting estimates on an annual basis. Revisions to the accounting estimates are recognized in the period during which the estimates are revised.

3.3.	Accounting policies not yet adopted

The new and changed standards and interpretations issued, but not yet adopted up to December 31, 2022, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when they come into force, and does not expect them to have a material impact on the financial statements.

3.3.1.

Presentation of the financial statements – IAS 1 – Classification of liabilities as current and non-current (applicable for annual periods beginning on/or after January 1, 2023, with early adoption permitted)

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the balance sheet, and not the amount or the timing of the recognition of any asset, liability, income or expense, or the information disclosed about these items.

The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of ‘settlement’ to clarify that it refers to a transfer to a counterparty of an amount in cash, equity instruments, other assets or services.

3.3.2.

Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (applicable for annual periods beginning on/or after January 1, 2023, with early adoption permitted)

The amendments change the requirements in IAS 1 with regard to the disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence the decisions that the primary users of the financial statements make on the basis of those financial statements.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial, and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

3.3.3.	Amendments to IAS 8 Definition of Accounting Estimates (applicable for annual periods beginning on/or after January 1, 2023)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard through the following clarifications:

(i)	A change in accounting estimates that results from new information or new developments does not constitute the correction of an error
(ii)	The effects of a change in an input or a measurement technique used to develop an accounting estimate represent changes in accounting estimates if they do not result from the correction of prior period errors
3.3.4.	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (applicable for annual periods beginning on/or after January 1, 2023)

The amendments introduce a further exception to the initial recognition exemption. Under the amendments, an entity may not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise from the initial recognition of an asset and liability in a transaction that is not a business combination and affects neither the accounting nor the taxable profit. For example, this may arise upon the recognition of a lease liability and the corresponding right-of-use asset, applying IFRS 16 at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period, an entity recognises:

(i)	A deferred tax asset (to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:
●	Right-of-use assets and lease liabilities; and
●	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset.
(ii)	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1.	Financial risks management
4.1.1.	Overview

As a result of its activities, the Company is exposed to various financial risks, which are managed in accordance with the Financial Risk Management, Counterparty and Issuer Risk, Debt, Derivative and Cash Management Policies (“Financial Policies”) approved at the Board of Directors’ meeting held on August 13, 2020.

The main factors considered by Management are:

(i)	Liquidity;
(ii)	Credit;
(iii)	Exchange rate;
(iv)	Interest rate;
(v)	Fluctuations of commodity prices; and
(vi)	Capital.

Management are focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended levels of volatility can influence the Company’s cash flow and income statement.

The Company has policies and procedures for managing market risk which aims to:

(i)	Reduce, mitigate or transfer exposure with the aim of protecting the Company’s cash flow and assets against fluctuations in the market prices of raw material and products, exchange rates and interest rates, price and adjustment indices (“market risk”) or other assets or instruments traded in liquid or illiquid markets to which the value of the assets, liabilities and cash flow are exposed;
(ii)	Establish limits and instruments with the purpose of allocating the Company’s cash to financial institutions falling within acceptable credit risk exposure parameters; and
(iii)	Optimize the process of contracting financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds for inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks being prohibited, except those arising from its operating activities.

Hedging instruments are contracted exclusively for hedging purposes and are based on the following terms:

(i)	Protection of cash flow against currency mismatches;
(ii)	Protection of revenue flows for debt settlement and interest payments against fluctuations in interest rates and currencies; and
(iii)	Protection against fluctuations in the prices of pulp and other supplies related to production.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The Treasury team is responsible for identification, evaluating and seeking protection against possible financial risks. The Board of Directors approves financial policies that establish the principles and guidance for global risk management, the areas involved in these activities, the use of derivative and non-derivative financial instruments, and the allocation of a cash surplus.

The Company only uses the most liquid financial instruments, and:

(i)	Does not enter into leveraged transactions or other forms of embedded options that change the purpose of protection (hedge);
(ii)	Does not have double-indexed debt or other forms of implied options; and
(iii)	Does not have any transactions requiring margin deposits or other forms of collateral for counterparty credit risk.

The Company does not use hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 27.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The Company maintained its conservative approach and strong cash and marketable securities positions, as well as its hedge policy, during the crisis caused by the COVID-19 pandemic, and even though there were impacts on the fair value of its financial instruments due to the effects on all global economies, these impacts were as expected, according to the sensitivity analyses disclosed in previous reports, and measures were taken in relation to the risks associated with the financial instruments, in particular with the risks of liquidity, credit and exchange rate variations, as set forth below.

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

		December 31,	December 31,
	Note	2022	2021
Assets
Amortized cost
Cash and cash equivalents	5	9,505,951	13,590,776
Trade accounts receivable	7	9,607,012	6,531,465
Dividends receivable	11	7,334	6,604
Other assets(1)		931,173	886,112
		20,051,470	21,014,957
Fair value through other comprehensive income
Investments - Celluforce	14.1	24,917	28,358
		24,917	28,358

Fair value through profit or loss
Derivative financial instruments	4.5.1	4,873,749	1,442,140
Marketable securities	6	7,965,742	7,758,329
		12,839,491	9,200,469
		32,915,878	30,243,784
Liabilities
Amortized cost
Trade accounts payable	17	6,206,570	3,288,897
Loans, financing and debentures	18.1	74,574,591	79,628,629
Lease liabilities	19.2	6,182,530	5,893,194
Liabilities for assets acquisitions and associates	23	2,062,322	405,952
Dividends payable	11	5,094	919,073
Other liabilities(1)		147,920	164,216
		89,179,027	90,299,961
Fair value through profit or loss
Derivative financial instruments	4.5.1	4,846,795	7,894,528
		4,846,795	7,894,528
		94,025,822	98,194,489
		61,109,944	67,950,705

1)	Does not include items not classified as financial instruments.
4.1.3.	Fair value of loans and financing

The financial instruments are recognized at their contractual amounts. Derivative financial instrument agreements, used exclusively for hedging purposes, are measured at fair value.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair values of interest rate and index swaps are calculated based on the present value of their future cash flow, discounted at the current interest rates available for transactions with similar remaining terms to maturity. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais, and the British Bankers Association and Bloomberg for London Interbank Offered Rate (“LIBOR”) transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.

In order to determine the fair values of financial instruments traded in over-the-counter or unliquidated markets, a number of assumptions and methods based on normal market conditions and not for liquidation or forced sale, are used at each balance sheet date, including the use of option pricing models such as Garman-Kohlhagen, and estimates of discounted future cash flow. The fair value of agreements for the fixing of oil bunker prices is obtained based on the Platts index.

The results of the trading of financial instruments are recognized at the closing or contract dates, where the Company undertakes to buy or sell these instruments. The obligations arising from the contracting of financial instruments are eliminated from the financial statements only when these instruments expire or when the risks, obligations and rights arising therefrom are transferred.

The estimated fair values of loans and financing are set forth below:

	Yield used to
	discount/	December 31,	December 31,
	methodology	2022	2021
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	40,309,832	51,183,520
Estimated present value
In foreign currency
Export credits (“Prepayment”)	LIBOR	17,724,315	19,441,297
Assets Financing	SOFR	138,644
In local currency
BNDES – TJLP	DI 1	292,487	355,494
BNDES – TLP	DI 1	1,393,010	686,247
BNDES – Fixed	DI 1	21,656	44,544
BNDES – SELIC (“Special Settlement and Custody System”)	DI 1	575,129	543,269
BNDES - Currency basket	DI 1	10,866	25,001
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	1,835,336	3,281,250
Debentures	DI 1	5,643,440	5,633,533
NCE (“Export Credit Notes”)	DI 1	1,384,396	1,352,291
NCR (“Rural Credit Notes”)	DI 1	294,089	289,344
Export credits (“Prepayment”)	DI 1	1,320,415	1,321,449
		70,943,615	84,157,239

The book values of loans and financing are disclosed in Note 18.

Management considers that, for its other financial liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

4.2.	Liquidity risk management

The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating obligations. The amount held in cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested, in general, in highly liquid financial investments according to the Cash Management Policy.

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the year ended December 31, 2022, the variations in cash and marketable securities were as expected, and the cash generated from operations was used for the most part for investments and debt service.

On February 8, 2022, the Company, through its subsidiaries Suzano Pulp and Paper Europe S.A. and Suzano International Trade GmbH, in order to improve the management of its financial liquidity, took out a credit line (“Revolving Credit Facility”), increasing the total available through revolving credit lines from US$500,000 to US$1,275,000. Of the amount taken out, US$100,000 is available until February 2024, with this remaining amount of the line of credit already available from February 2019, in its original amount of US$500,000. The additional amount of US$1,175,000 is available to February 2027 and has the same financial costs as the line available to February 2024. On December 31, 2022, the Revolving Credit Facility was available, but had not been used.

The Company signed with the Brazilian National Bank for Economic and Social Development (“BNDES”) a Credit Limit Opening Agreement (“CALC”), a Revolving Credit Limit in the amount of up to R$3,000,000, to be disbursed in the coming years on forestry, social and industrial investments.

●	On November 29, 2022 there was the first used of the Credit Limit of R$400,000 for the Industrial projects of 2021 and 2022 (Note 18.6.1).
●	On December 27, 2022 there was the second used of the R$400,000 Credit Limit for the 2021 and 2022 Forestry projects (Note 18.6.1).

All derivative financial instruments were over-the-counter derivatives and do not require deposit guarantee margins.

The remaining contractual maturities of financial liabilities are disclosed as at the date of this financial information. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

	December 31,
	2022
	Book	Future	Up to 1			More than
	value	value	year	1 - 2 years	2 - 5 years	5 years
Liabilities
Trade accounts payable	6,206,570	6,206,570	6,206,570
Loans, financing and debentures	74,574,591	105,341,912	6,823,274	7,899,772	39,476,527	51,142,339
Lease liabilities	6,182,530	11,053,487	1,050,947	992,379	2,668,855	6,341,305
Liabilities for asset acquisitions and associates	2,062,322	2,203,302	1,986,633	99,331	57,421	59,917
Derivative financial instruments	4,846,795	6,515,262	728,070	1,341,108	4,299,970	146,114
Dividends payable	5,094	5,094	5,094
Other liabilities	147,920	147,920	61,500	86,420
	94,025,822	131,473,547	16,862,088	10,419,010	46,502,773	57,689,675

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

	December 31,
	2021
	Book	Future	Up to 1	1 - 2		More than
	value	value	year	years	2 - 5 years	5 years
Liabilities
Trade accounts payable	3,288,897	3,288,897	3,288,897
Loans, financing and debentures	79,628,629	111,723,608	6,357,717	5,761,795	36,672,089	62,932,007
Lease liabilities	5,893,194	10,676,580	937,964	1,780,115	1,632,555	6,325,946
Liabilities for asset acquisitions and associates	405,952	467,499	111,438	131,371	144,171	80,519
Derivative financial instruments	7,894,528	11,774,569	1,688,266	1,391,727	8,694,576
Dividends payable	919,073	919,073	919,073
Other liabilities	164,216	164,216	92,123	72,093
	98,194,489	139,014,442	13,395,478	9,137,101	47,143,391	69,338,472

4.3.	Credit risk management

Related to the possibility of non-compliance with the counterparties’ commitments as part of a transaction. Credit risk is managed on a group basis and arises from cash equivalents, marketable securities, derivative financial instruments, bank deposits, Bank Deposit Certificates (“CDB”), fixed income box, repurchase agreements, letters of credit, insurance, receivable terms of customers, and advances to suppliers for new projects, among others.

4.3.1.	Trade accounts receivable and advances to suppliers

The Company has commercial and credit policies aimed at mitigating any risks arising from defaults by its customers, mainly through contracting credit insurance policies, bank guarantees provided by first-tier banks, and collateral based on liquidity. Moreover, portfolio customers are subject to internal credit analysis aimed at assessing the risks regarding payment performance, both for exports and for domestic sales.

For customer credit assessment, the Company applies a matrix based on the analysis of qualitative and quantitative aspects to determine the individual credit limits to each customer according to the identified risks. Each analysis is submitted for approval according to an established hierarchy and, if applicable, for approval at a Management meeting and by the Credit Committee.

The risk classification of trade accounts receivable is set forth below:

	December 31,	December 31,
	2022	2021
Low (1)	9,430,244	6,491,726
Average (2)	129,900	19,147
High (3)	67,977	55,355
	9,628,121	6,566,228
1)	Current and overdue up to 30 days.
2)	Overdue between 30 and 90 days.
3)	Overdue more than 90 days.

A portion of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$21,109 and R$34,763 as at December 31, 2022 and 2021, respectively.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

4.3.2.	Banks and financial institutions

The Company, in order to mitigate its credit risk, ensures its financial operations are diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.

The book value of financial assets representing exposure to credit risk is set forth below:

	December 31,	December 31,
	2022	2021
Cash and cash equivalents	9,505,951	13,590,776
Marketable securities	7,965,742	7,758,329
Derivative financial instruments(1)	4,833,330	1,413,975
	22,305,023	22,763,080

1)	Does not include the derivative embedded in a forest partnership agreement for the supply of standing wood, which is not a transaction with a financial institution.

The counterparties, mainly financial institutions, with whom the transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the main ratings agencies. The risk ratings are set forth below:

	Cash and cash equivalents and
	marketable securities		Derivative financial instruments
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
Risk rating (1)
AA-			47,681	57,193
A+			1,149,694	8,318
A			1,485,424	601,475
A-			1,095	10,677
brAAA	17,117,171	21,149,838	1,418,968	576,195
brAA+	1,173	2,282		41,321
brAA	133,030	132,698	730,468	118,796
brAA-	47
brA+	352	313
brA	17,595
brBB+		2
brBB-	2,897	22,824
Others	199,428	41,148
	17,471,693	21,349,105	4,833,330	1,413,975
1)	We use the Brazilian Risk Ratings issued by the agencies Fitch Ratings, Standard & Poor’s and Moody’s.

4.4.	Market risk management

The Company is exposed to several market risks, mainly related to fluctuations in exchange rate variations, interest rates, inflation rates and commodity prices that could affect its results and financial situation.

To mitigate the impacts, the Company has processes to monitor its exposure and policies that could support the implementation of risk management.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

These policies establish the limits and the instruments to be implemented for the purpose of:

(i)	Protecting cash flow due to currency mismatch;
(ii)	Mitigating exposure to interest rates;
(iii)	Reducing the impacts of fluctuations in commodity’s prices; and
(iv)	Changes to debt indexes.

Market risk management involves the identification, assessment and implementation of the strategy, with the effective contracting of adequate financial instruments.

4.4.1.	Exchange rate risk management

The fundraising, financing and currency hedging policies of the Company are guided by the fact that a substantial part of net the revenue arises from exports with prices negotiated in US Dollars, while a substantial part of the production costs are in Brazilian Reais. This structure allows the Company to enter into export financing arrangements in US Dollars, and to reconcile the financing payments with the cash flow of receivables from sales in foreign markets, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.

Moreover, the Company enter into US Dollar sales transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus of foreign currency over an 24-month time horizon, and therefore are matched to the availability of currency for sale in the short term. The Company’s Board of Directors approved the contracting of extraordinary hedge, in addition to the policy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000.

The assets and liabilities that are exposed to foreign currency, substantially in US Dollars, are set forth below:

	December 31,	December 31,
	2022	2021
Assets
Cash and cash equivalents	8,039,218	13,411,978
Marketable securities	4,510,652	2,394,667
Trade accounts receivable	7,612,768	5,043,453
Derivative financial instruments	3,393,785	1,028,450
	23,556,423	21,878,548

Liabilities
Trade accounts payable	(2,030,806)	(605,557)
Loans and financing	(61,216,140)	(65,972,300)
Liabilities for asset acquisitions and associates	(2,053,259)	(273,179)
Derivative financial instruments	(4,698,323)	(7,362,631)
	(69,998,528)	(74,213,667)
	(46,442,105)	(52,335,119)

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments

For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.2177).

This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50% before taxes.

The following table set forth the potential impacts at their absolute amounts:

	December 31,
	2022
	Effect on profit or loss and equity
	Probable	Possible	Remote
	(base value)	(25%)	(50%)
Cash and cash equivalents	8,039,218	2,009,805	4,019,609
Marketable securities	4,510,652	1,127,663	2,255,326
Trade accounts receivable	7,612,768	1,903,192	3,806,384
Trade accounts payable	(2,030,806)	(507,702)	(1,015,403)
Loans and financing	(61,216,140)	(15,304,035)	(30,608,070)
Liabilities for asset acquisitions and associates	(2,053,259)	(513,315)	(1,026,630)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments

The Company has sales operations in US Dollars in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the net foreign exchange surplus over an 24-month horizon, or to investments in the Cerrado Project according to the extraordinary hedge described above, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.

In addition to the transaction described above, the Company also taken out derivative instruments linked to the US Dollar and subject to exchange variations, seeking to adjust the debt’s exchange rate index to the cash generation currency, as provided for in its financial policies.

For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period was used. These market movements caused a positive impact on the mark-to-market position entered into by the Company.

This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US Dollar by 25% and 50%, before taxes, based on the base scenario for the year ended December 31, 2022.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The following table set out the potential impacts in each of these assumed scenarios:

	December 31,
	2022
	Effect on profit or loss and equity
	Probable	Possible	Remote
	(base value)	25%	50%
Dollar/Real
Derivative financial instruments
Derivative options	1,596,089	(5,557,847)	(12,762,202)
Derivative swaps	(1,768,134)	(2,862,661)	(5,725,322)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	(2,474)	(314,397)	(628,793)
Embedded derivatives	40,418	(71,082)	(142,165)
NDF parity derivatives (1)	161,055	(40,264)	(80,528)

Dollar/Euro
Derivative financial instruments
NDF parity derivatives (1)	161,055	(724,977)	(1,449,953)

1)	Long positions at US$/EUR parity in order to protect the Capex cash flow of the Cerrado Project against the appreciation of the Euro.
4.4.2.	Interest rate risk management

Fluctuations in interest rates could increase or reduce the costs of new loans and transactions already entered into.

The Company is constantly looking for alternatives to the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the termination of LIBOR in June 2023, the Company is evaluating its contracts which have clauses that provide the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have such a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties to define a new rate, or an equivalent rate will be provided by the respective calculation agent.

It is worth mentioning that the clauses related to the replacement of the indices in the Company’s debt contracts indexed to LIBOR, establish that a replacement of the indexation rate in the contracts can only be considered in two circumstances: (i) after a communication from an official government entity formally stating the replacement/termination of the reference rate used in the contract, which must define the exact date on which the rate will be extinguished; and / or (ii) syndicated operations begin to be executed at a rate indexed to the Secured Overnight Financing Rate (“SOFR”). Considering that on March 5, 2021 the UK Financial Conduct Authority (“FCA”) announced the date of extinction of LIBOR 3M as June 30, 2023, the Company can, from the date of this announcement, begin negotiations regarding changing the indices for its debt contracts and related derivatives.

The Company mapped all of its contracts subject to LIBOR reform that have yet to transition to an alternative benchmark rate as at December 31, 2022. The Company has R$16,930,445 related to loan and financing contracts, and R$548,941 related to derivative contracts, and initiated contact with the respective counterparties to each contract, to ensure that the terms and good market practices are adopted for the transition period of the index until June 2023, and these terms are still under negotiation between the parties.

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indices of the financial contracts linked to LIBOR.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The Company believes that it is reasonable to assume that the negotiation of the indices in its contracts will move towards to the replacement of LIBOR by SOFR, because SOFR is the new interest rate adopted by the capital markets. Based on the available information, the Company does not expect to have a significant impact on its debts and derivatives linked to LIBOR.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except for derivative financial instruments

For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of its operations to variations in the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and the London Interbank Offered Rate (“LIBOR”), which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.

This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

The following table set forth the potential impacts at their absolute amounts:

	December 31,
	2022
	Effect on profit or loss and equity
		Possible	Remote
	Probable	(25%)	(50%)
CDI/SELIC
Cash and cash equivalents	1,441,758	49,200	98,400
Marketable securities	3,383,832	115,473	230,947
Loans and financing	8,001,775	273,061	546,121

TJLP
Loans and financing	317,281	5,711	11,422

LIBOR
Loans and financing	16,930,445	201,781	403,562

4.4.2.2.	Sensitivity analysis – exposure to interest rates – derivative financial instruments

This analysis assumes that all other variables remain constant. The other scenarios assumed a depreciation of 25% and 50% in market interest rates.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The following table sets out the potential impacts of these assumed scenarios:

	December 31,
	2022
	Effect on profit or loss and equity
		Probable	Remote
	Probable	25%	50%
CDI
Derivative financial instruments
Liabilities
Derivative options	1,596,089	(594,361)	(1,140,951)
Derivative swaps	(1,768,134)	(10,977)	(22,123)
LIBOR
Derivative financial instruments
Liabilities
Derivative swaps	(1,768,134)	369,294	738,044

4.4.2.3.	Sensitivity analysis to changes in the consumer price indices of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on December 31, 2022. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively, at their absolute amounts.

The following table sets out the potential impacts at their absolute amounts:

	December 31,
	2022
	Effect on profit or loss and equity
	Probable	Possible	Remote
	(base value)	(25%)	(50%)
Derivative embedded in a commitment to purchase standing wood, originating from a forest partnership agreement	40,418	(31,599)	(65,159)

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices, mainly the pulp sales price in the foreign market. The dynamics of rising and falling production capacities in the global market and the macroeconomic conditions may impact the Company´s operating results.

Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.

The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.

On December 31, 2022 and December 31, 2021, the Company did not take out positions to hedge its logistics costs.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

4.5.	Derivative financial instruments

The Company determines the fair values of derivatives contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the quotation date. The amounts presented by the Company are based on estimates using market factors, and make use of data provided by third parties, measured internally and compared to the calculations performed by counterparties.

The fair value does not represent an obligation to make an immediate disbursement or receipt of cash, given that such an effect will only occur on the dates of contractual fulfillment or upon the maturity of each transaction, when the result will be determined, depending on the case and on the market conditions on the agreed dates.

A summary of the methodologies used for the purpose of determining the fair value by type of instrument is presented below:

(i)	Swaps: the future value of the asset and liability are estimated based on the cash flows projected using the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US Dollar-denominated tip is measured using the discount based on the exchange coupon curve (the remuneration, in US Dollars, of the Reais invested in Brazil) and in the case of the R$-denominated tip, the discount is made using Brazil’s interest curve, being the future curve of the DI, considering the credit risk of both the Company and the counterparty. The exception is pre-fixed contracts x US$, for which the present value of the tip denominated in US$ is measured through a discount using the LIBOR curve disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.
(ii)	Options (Zero Cost Collar): the fair value was calculated based on the Garman-Kohlhagen model, considering both the Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from the B3 exchange, and are used to calculate the fair values.
(iii)	Non- deliverable forward (“NDF”) contracts: a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, the difference between this quotation and the rate at which the operation was contracted is verified, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract, and brought to its present value based on the future DI curve. Interest rate curves were obtained from B3.
(iv)	Swap US-CPI: liability cash flows are projected based on the US inflation curve US-CPI, obtained based on the implicit rates for inflation-linked US securities (Treasury Protected against Inflation – “TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rates implicit in the embedded derivatives. The fair value of an embedded derivative is the difference between the two components, adjusted to present value base on the curve of the exchange coupon obtained from B3.
(v)	Swap VLSFO (marine fuel): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, the difference between this projection and the rate at which the operation was contracted is verified, considering both of Company’s and the counterparty’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value using the LIBOR curve disclosed by Bloomberg.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The yield curves used to calculate the fair value as at December 31, 2022 are as set forth below:

Interest rate curves
Term	Brazil	United States of America	US Dollar coupon
1 month	13.65% p.a.	4.79% p.a.	3.38% p.a.
6 months	13.73% p.a.	5.01% p.a.	5.30% p.a.
1 year	13.42% p.a.	5.09% p.a.	5.80% p.a.
2 years	12.66% p.a.	4.65% p.a.	5.61% p.a.
3 years	12.58% p.a.	4.27% p.a.	5.37% p.a.
5 years	12.62% p.a.	3.95% p.a.	5.35% p.a.
10 years	12.61% p.a.	3.75% p.a.	5.96% p.a.

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
Instruments as part of protection strategy
Operational hedges
ZCC	6,866,800	4,494,125	1,596,089	(187,788)
NDF (R$ x US$)	248,100	30,000	(2,474)	(7,043)
NDF (€ x US$)	544,702		161,055

Debt hedges
Swap LIBOR to Fixed (US$)	3,200,179	3,600,000	1,052,546	(395,675)
Swap IPCA to CDI (notional in Brazilian Reais)	1,741,787	843,845	278,945	249,653
Swap IPCA to Fixed (US$)	121,003	121,003	(29,910)	(148,583)
Swap CDI x Fixed (US$)	1,863,534	2,267,057	(2,566,110)	(5,230,612)
Pre-fixed Swap to US$ (US$)	350,000	350,000	(503,605)	(760,505)

Commodity Hedge
Swap US-CPI (US$) (1)	124,960	590,372	40,418	28,165
			26,954	(6,452,388)

Current assets			3,048,493	470,261
Non-current assets			1,825,256	971,879
Current liabilities			(667,681)	(1,563,459)
Non-current liabilities			(4,179,114)	(6,331,069)
			26,954	(6,452,388)
1)	The embedded derivative refers to a swap contract for the sale of price variations in United States Dollars and US-CPI within the term of a forest partnership with a standing wood supply contract.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company’s natural exposure on its receivables in US$.
(ii)	Swap IPCA x CDI: positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in Reais, in compliance with the Company’s cash position in Brazilian Reais, which is also indexed to the DI.
(iii)	Swap IPCA x Fixed US$: positions in conventional swaps exchanging the variations of the IPCA for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company’s natural exposure on its receivables in US$.
(iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.
(v)	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company’s natural exposure on its receivables in US$.
(vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal and maturity values, with the objective of protecting the cash flow from exports. Under this strategy, an interval is established where there are no deposits or receipts of financial margin upon the expiration of the options. The objective is to protect the cash flow of exports against any decrease in the Brazilian Real.
(vii)	Non- Deliverable Forward contracts (“NDF”): put positions in futures contracts in US$ with the objective of protecting the cash flow from exports against decreases in the Brazilian Real.
(viii)Swap US-CPI: The embedded derivative refers to sales swap contracts of variations in the United States Dollar and the US-CPI within the terms of a forest partnership with a standing wood supply contract.
(ix)	Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.

The variations in the fair values of derivatives for the year ended December 31, 2022 compared to the fair values measured on December 31, 2021 are explained substantially by the appreciation of the Brazilian Real against the US Dollar and by settlements during the year. There were also impacts caused by the variations in the Pre, Foreign Exchange Coupon and LIBOR curves of transactions.

It is important to highlight that the outstanding agreements in December 31, 2022 are in the over-the-counter market, without any kind of guaranteed margin or early settlement clause forced by changes from the mark-to-market price.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

4.5.2.	Fair value by maturity schedule

	December 31,	December 31,
	2022	2021
2022		(1,093,198)
2023	2,380,812	(282,499)
2024	297,156	(759,082)
2025	(1,225,193)	(2,096,449)
2026 onwards	(1,425,821)	(2,221,160)
	26,954	(6,452,388)

4.5.3.	Outstanding assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

	Notional value			Fair value
		December 31,	December 31,	December 31,	December 31,
	Currency	2022	2021	2022	2021
Debt hedges
Assets
Swap CDI to Fixed (US$)	R$	7,081,545	8,594,225	617,835	306,663
Swap Pre-Fixed to US$	R$	1,317,226	1,317,226	45,329	76,279
Swap LIBOR to Fixed (US$)	US$	3,200,000	3,600,000	1,052,546	130,104
Swap IPCA to CDI	IPCA	2,041,327	1,078,706	427,417	255,422
Swap IPCA to US$	IPCA	610,960	576,917
				2,143,127	768,468
Liabilities
Swap CDI to Fixed (US$)	US$	1,863,534	2,267,057	(3,183,945)	(5,537,275)
Swap Pre-Fixed to US$	US$	350,000	350,000	(548,934)	(836,784)
Swap LIBOR to Fixed (US$)	US$	3,200,000	3,600,000		(525,779)
Swap IPCA to CDI	R$	1,741,787	843,845	(148,472)	(5,769)
Swap IPCA to US$	US$	121,003	121,003	(29,910)	(148,583)
				(3,911,261)	(7,054,190)
				(1,768,134)	(6,285,722)
Operational hedge
Zero cost collar (US$ x R$)	US$	6,866,800	4,494,125	1,596,089	(187,788)
NDF (R$ x US$)	US$	248,100	30,000	(2,474)	(7,043)
NDF (€ x US$)	US$	544,702		161,055
				1,754,670	(194,831)
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	124,960	590,372	40,418	28,165
				40,418	28,165
				26,954	(6,452,388)
1)	The embedded derivatives refer to swap contracts for the sale of price variations in United States Dollars and US-CPI within the term of the forest partnership involving a standing wood supply contract.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	December 31,	December 31,
	2022	2021
Operational hedge
Zero cost collar (R$ x US$)	718,618	(1,269,231)
NDF (R$ x US$)	8,301	1,399
NDF (€ x US$)	7,113
	734,032	(1,267,832)
Commodity hedge
Swap VLSFO/other		(54,002)
		(54,002)
Debt hedge
Swap CDI to Fixed (US$)	(261,570)	(266,268)
Swap IPCA to CDI (Brazilian Reais)	(5,180)	41,651
Swap IPCA to Fixed (US$)	171	(4,819)
Swap Pre-Fixed to US$	54,128	49,562
Swap LIBOR to Fixed (US$)	(239,356)	(419,545)
	(451,807)	(599,419)
	282,225	(1,921,253)

4.6.	Fair value hierarchy

Financial instruments are measured at their fair values, which consider the fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into three hierarchical levels:

(i)	Level 1 – Based on quoted prices (unadjusted) for identical assets or liabilities in active markets. A market is considered active if it trades frequently and at a sufficient volume to provide pricing information immediately and continuously, usually obtained from a commodity and stock exchange, pricing service or regulatory agency, and if the prices represent actual market transactions, which occur regularly on a commercial basis;
(ii)	Level 2 - Based on the prices quoted in active markets for similar assets or liabilities, the prices quoted for identical or similar assets or liabilities in non-active markets, evaluation models for which inputs are observable , such as rates of interest and yield curves, credit volatilities and spreads, and market corroborated information. Assets and liabilities classified in this category are measured based on the discounted cash flow and interest accrual, respectively, for derivative financial instruments and marketable securities. The observable inputs include interest rates and curves, volatility factors and foreign exchange rates; and
(iii)	Level 3 – Based on unquoted data for assets and liabilities, where the Company applies the income approach technique using the discounted cash flow model. The observable inputs used are the IMA, discount rate and eucalyptus average gross sales price.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

For the year ended December 31, 2022, there were no changes between the three levels of the hierarchy, and no transfers between levels 1, 2 and 3.

	December 31,
	2022
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		4,873,749		4,873,749
Marketable securities		7,965,742		7,965,742
		12,839,491		12,839,491

At fair value through other comprehensive income
Other investments - CelluForce			24,917	24,917
			24,917	24,917

Biological assets			14,632,186	14,632,186
			14,632,186	14,632,186
Total assets		12,839,491	14,657,103	27,496,594

Liabilities
At fair value through profit or loss
Derivative financial instruments		4,846,795		4,846,795
		4,846,795		4,846,795
Total liabilities		4,846,795		4,846,795

	December 31,
	2021
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		1,442,140		1,442,140
Marketable securities	637,616	7,120,713		7,758,329
	637,616	8,562,853		9,200,469

At fair value through other comprehensive income
Other investments - CelluForce			28,358	28,358
			28,358	28,358

Biological assets			12,248,732	12,248,732
			12,248,732	12,248,732
Total assets	637,616	8,562,853	12,277,090	21,477,559

Liabilities
At fair value through profit or loss
Derivative financial instruments		7,894,528		7,894,528
		7,894,528		7,894,528
Total liabilities		7,894,528		7,894,528

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

4.7.	Climate change
4.7.1.	Risks linked to climate change and the sustainability strategy

In view of the nature of the Company’s operations, there is inherent exposure to risks related to climate change.

The Company’s assets, notably biological assets, which are measured at fair value (Note 13), property, plant and equipment (Note 15) and intangible assets (Note 16), may be impacted by climate change, the risks of which were evaluated in the context of preparation of financial statements. For the year ended December 31, 2022, Management considered the main risk data and assumptions highlighted below:

(i)	Possible impacts on the determination of fair value in biological assets due to: Effects of climate change, such as temperature rises and scarcity of water resources, could impact some of the assumptions used in accounting estimates related to the Company’s biological assets, as follow:
●	Loss of biological assets due to fires and impacts arising from the greater presence and resistance of pests and other forest diseases favored by the gradual increase in temperature;
●	Reduction in productivity and expected growth (“IMA”) due to reduced availability of water resources in river basins and other atypical weather events such as droughts, frosts and torrential rains; and
●	Interruptions to the production chain due to adverse weather events.
(ii)	Scarcity of water resources in the industry: although our units are efficient in the use of water, there are contingency plans for all units affected by possible water shortages and action plans to confront the water crisis in critical regions.
(iii)	Structural changes in society and their impacts on business, such as:
●	Regulatory and legal: arising from changes in the Brazilian and/or international scope that require capital investment in new technologies and/or operating costs. Among the expected topics are carbon pricing, customs carbon taxation, trade barriers and/or commercial restrictions related to businesses’ alleged contributions, even if indirect, to the intensification of climate change, which increase the risk of litigation;
●	Technological: arising from the emergence of improvements and innovations towards an economy with greater energy efficiency and lower carbon. Suzano should continue investing in R&D to reduce greenhouse gas emissions;
●	Markets: arising from changes to the supply of and demand for certain products and services as climate-related issues begin to be considered in decision-making. The market should increasingly prioritize the reduction of carbon emissions and more sustainable business practices, which may lead to a drop in demand and revenue for Suzano’s disposable products and an increase in demand for renewable forests and other sustainable products; and
●	Reputational: related to the perceptions of customers and society in general regarding the positive or negative contribution of an organization to a low carbon economy.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

4.7.2.	Compliance with contractual clauses related to sustainability in debt securities and sustainable loans (Sustainability Linked Bonds - “SLB” and Sustainability Linked Loans – “SLL”)

As disclosed in Note 18, the Company issued debt securities and loans linked to sustainability performance targets (“Sustainability Performance Targets - SPT”) related to the intensity of our greenhouse gas emissions, intensity of water capture for use in industrial processes and percentage of women in leadership positions. Non-compliance with these targets may generate future increases in the cost of said debts, as provided for in the respective contracts.

In 2020, the company issued its first bond based on the SLB Principles. In 2021, Suzano issued two additional Sustainability Linked bonds that, for the first time, were linked to something other than an environmental or social target: a diversity, equity and inclusion target. Its first Sustainability Linked Loan (SLL) was contracted in 2021 and, in 2022, the company obtained a new loan with the International Finance Corporation (IFC) following the guidelines of the SLL Principles.

4.7.3.	Climate risk management

The Company has a structure dedicated to corporate risk management, including risks related to climate change, with its own methodologies, tools and processes aimed at ensuring the identification, assessment and treatment of its main short, medium and long-term risks. This allows the continuous monitoring of risks and their eventual impacts, control of the variables involved, and the definition and implementation of mitigating measures, which aim to reduce the identified exposures. The Company’s assessment of the potential physical impacts of climate change, as well as those arising from the transition to a low carbon economy is carried out on an ongoing basis, and will continue to evolve.

4.7.4.Opportunities linked to climate change and the sustainability strategy

4.7.4.1.Generation of carbon credits

The Company has two ongoing carbon capture projects, namely:

(i)	Cerrado de Carbono Project, which aims to recover degraded areas and preserve biodiversity. This project is in the registration stage, with the certification process still in progress;
(ii)

Horizonte de Carbono Project, which aims to recover degraded areas through reforestation with the planting of native trees and eucalyptus. This project is in the registration stage, with the certification process still in progress.

In the Company’s understanding, as more companies commit to net zero, the demand for carbon credits may increase and this may generate business opportunities for Suzano.

4.7.4.2.Sale of renewable energy certificates (RECs)

In the pulp production process there is a production of steam, which is used in the generation of clean electricity, which in turn is used in the production process of the factories. Any surplus energy from this renewable source, not used in the production process, is sold to the market.

This surplus of commercialized clean energy can be subject to international certification of renewable energy, the so-called “I-REC (Renewable Energy Certificate)”, where each REC proves that 1 MWh of energy was generated in a renewable way, confirming the commitment to reduce the environmental impact.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

4.7.4.3.Partnership for sustainable fabric

Several brands in the textile industry are looking to reduce their emissions and environmental footprint and create a circular materials basis for their products. In 2021, one example of innovability in this area was the Company’s joint venture established with Spinnova, a Finnish material innovation startup that will exclusively produce and sale 100% renewable textile fiber, from microfibrillated eucalyptus cellulose.

Spinnova will contribute its exclusive technology , while Suzano will supply microfibrillated cellulose produced from the eucalyptus grown in Brazil. Production will be managed and operated by the joint venture, in which each company holds a 50% stake.

4.7.4.4.	Securities with clauses related to sustainability

As disclosed in note 4.7.2, Suzano has Sustainability Linked Bonds (SLB) and Sustainability Linked Loan (SLL) linked to environmental performance indicators associated with a goal to reduce greenhouse gases, intensity the capture of water resources, and aspects of diversity and inclusion, evidencing the Company’s commitment as part of the solution to the global climate crisis and in convergence with the implementation of its long-term goal. These funding linked to sustainability goals allow differentiated rates.

4.8.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain adequate financial leverage, and to mitigate risks that could affect the availability of capital for business development.

The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield	December 31,	December 31,
	p.a. %	2022	2021
Cash and banks(1)	4.37	8,064,193	11,720,774

Cash equivalents
Local currency
Fixed-term deposits (compromised)	103.34 of CDI	1,441,758	14,506

Foreign currency
Fixed-term deposits (2)			1,855,496
		9,505,951	13,590,776

1)	Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.
2)	Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period and is subject to an insignificant risk of changes in value.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

6.	MARKETABLE SECURITIES

	Average yield	December 31,	December 31,
	p.a. %	2022	2021
In local currency
Private funds	105.02 of CDI	1,208,975	656,780
Private Securities ("CDBs")	101.94 of CDI	1,827,012	4,456,828
CDBs - Escrow Account (1)	102.05 of CDI	419,103	250,054
		3,455,090	5,363,662
Foreign currency
Time deposits(2)	3.00	4,386,589	2,376,369
Other	5.99	124,063	18,298
		4,510,652	2,394,667
		7,965,742	7,758,329

Current		7,546,639	7,508,275
Non-Current		419,103	250,054

1)	Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
2)	Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

7.	TRADE ACCOUNTS RECEIVABLE
7.1.	Breakdown of balances

	December 31,	December 31,
	2022	2021
Domestic customers
Third parties	1,915,745	1,449,177
Related parties (Note 11) (1)	99,608	73,598

Foreign customers
Third parties	7,612,768	5,043,453

(-) Expected credit losses	(21,109)	(34,763)
	9,607,012	6,531,465

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel.

The Company performs factoring transactions for certain customer receivables where substantially transfers the control and all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as at December 31, 2022, is R$6,889,492 (R$6,121,316 as at December 31, 2021).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

7.2.	Breakdown of trade accounts receivable by maturity

	December 31,	December 31,
	2022	2021
Current	8,652,376	5,972,945
Overdue
Up to 30 days	777,150	518,115
From 31 to 60 days	74,253	15,359
From 61 to 90 days	54,784	3,087
From 91 to 120 days	20,975	1,453
From 121 to 180 days	18,945	3,779
From 181 days	8,529	16,727
	9,607,012	6,531,465

7.3.	Roll-forward of expected credit losses

	December 31,	December 31,
	2022	2021

Opening balance	(34,763)	(41,889)
Additions	(5,228)	(2,547)
Reversals	3,576	3,184
Write-offs	12,355	7,078
Exchange rate variations	2,951	(589)
Closing balance	(21,109)	(34,763)

The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company’s credit policy.

7.4.	Main customers

The Company has 1 (one) customer responsible for 10.67% of the net sales of pulp segment and no customer responsible for more than 10% of the net sales of paper segment for the year ended December 31, 2022. The Company has 1 (one) customer responsible for 10.39% of net sales of pulp segment and no customer responsible for more than 10% of net sales in the paper segment for the year ended December 31, 2021. As of December 31, 2020, there were no customers responsible for more than 10% of the total net revenue of the pulp and/or paper operating segment.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

8.	INVENTORIES

	December 31,	December 31,
	2022	2021
Finished goods
Pulp
Domestic (Brazil)	616,415	748,588
Foreign	1,426,064	1,037,760
Paper
Domestic (Brazil)	358,973	315,068
Foreign	192,671	95,383
Work in process	93,964	96,140
Raw materials
Wood	1,480,616	1,094,058
Operating supplies and packaging	716,089	571,505
Spare parts and other	843,469	678,983
	5,728,261	4,637,485

Inventories are disclosed net of estimated losses.

8.1.	Roll-forward of estimated losses

	December 31,	December 31,
	2022	2021
Opening balance	(91,258)	(79,885)
Additions (1)	(89,552)	(85,110)
Reversals	33,492	11,536
Write-offs (2)	41,329	62,201
Closing balance	(105,989)	(91,258)
1)	Refers mainly to: (i) raw materials in the amount of R$43,166 (R$38,136 as at December 31, 2021); and (ii) spare parts in the amount of R$24,502 (R$21,184 as at December 31, 2021).
2)	Refers mainly to the balances of: (i) raw materials of R$35,715 (R$47,231 as at December 31, 2021), and (ii) spare parts in the amount of R$5,371 (R$9,529 as at December 31, 2021).

For the year ended December 31, 2022 and for the year ended December 31, 2021, there were no inventory items pledged as collateral.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

9.	RECOVERABLE TAXES

	December 31,	December 31,
	2022	2021
IRPJ/CSLL – prepayments and withheld taxes	179,812	94,323
PIS/COFINS – on acquisitions of property, plant and equipment (1)	89,334	94,108
PIS/COFINS – operations	523,970	331,203
PIS/COFINS – exclusions from ICMS (2)	570,945	582,433
ICMS – on acquisitions of property, plant and equipment (3)	167,286	129,081
ICMS – operations (4)	1,423,375	1,363,453
Reintegra program (5)	65,971	49,265
Other taxes and contributions	39,057	50,291
Provision for loss on ICMS credits (6)	(1,103,807)	(1,064,268)
	1,955,943	1,629,889

Current	549,580	360,725
Non-current	1,406,363	1,269,164

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
2)	The Company and its associates filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
4)	ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Pará, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.
5)	Special Regime of Tax Refunds for Export Companies (“Reintegra”): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
6)	Includes the provision for discounts on sales to third parties of the accumulated ICMS credits in the State of Maranhão and the provision for full losses related to the low probability of realization by the units of States of Espírito Santo, Mato Grosso do Sul and Bahia.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

9.1.	Roll-forward of provision for loss

	ICMS
	December 31,	December 31,
	2022	2021
Opening balance	(1,064,268)	(1,164,782)
Addition	(221,903)	(62,738)
Write-off	18,464	1,331
Reversal (1)	163,900	161,921
Closing balance	(1,103,807)	(1,064,268)

1)	Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

10.	ADVANCES TO SUPPLIERS

	December 31,	December 31,
	2022	2021
Forestry development program and partnerships	1,592,132	1,282,763
Advance to suppliers - others	108,146	59,564
	1,700,278	1,342,327

Current	108,146	59,564
Non-current	1,592,132	1,282,763

The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus on their own land to supply agricultural wood products to the Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at their present value since they will be settled, preferably, through forests. In addition, the Company supports producers by providing technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has a contractually guaranteed right to make an offer to purchase the forest and/or wood at its market value. However, this right does not prevent producers from negotiating the sale of the forest and/or wood with other market participants, provided the incentive amounts are fully paid.

11.	RELATED PARTIES

The Company’s commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. (“Suzano Group”)were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; (iv) social services; and (v) dividends receivable.

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

For the year ended December 31, 2022, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

11.1.	Balances recognized in assets and liabilities and amounts of transactions during the period

	Assets		Liabilities		Financial result			Operating result
	December	December	December	December	December	December	December	December	December	December
	31, 2022	31, 2021	31, 2022	31, 2021	31, 2022	31, 2021	31, 2020	31, 2022	31, 2021	31, 2020
Transactions with controlling shareholders
Management and related persons				(22,875)
Alden Fundo de Investimento em Ações				(17,701)
Controller				(131,841)
Suzano Holding	5	2		(248,789)			(966)	91	(2,621)	(4,063)
	5	2		(421,206)			(966)	91	(2,621)	(4,063)

Transactions with companies of the Suzano
Group and other related parties
Management (expect compensation – Note 11.2)			(5)	(9)				(47)	(422)	(392)
Bexma Participações Ltda	1	1						38	24	11
Bizma Investimentos Ltda	1	1						10	6	12
Ensyn Corporation						1	689
Ficus Empreendimentos e Participações Ltda										(655)
Fundação Arymax								4	2	2
Ibema Companhia Brasileira de Papel (1)	106,940	80,511	(3,705)	(6,288)				218,226	169,965	111,841
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	3	1	(66)					(4,603)	(4,399)	(4,168)
IPLF Holding S.A.	23							38	10	5
Mabex Representações e Participações Ltda									(137)	(50)
Lazam MDS Corretora e Adm. Seguros S.A.										3
Nemonorte Imóveis e Participações Ltda								(194)	(170)	(191)
Other shareholders			(5,094)	(497,867)
	106,968	80,514	(8,870)	(504,164)		1	689	213,472	164,879	106,418
	106,973	80,516	(8,870)	(925,370)		1	(277)	213,563	162,258	102,355

Assets
Trade accounts receivable (Note 7)	99,608	73,598
Dividends receivable	7,334	6,604
Other assets	31	314
Liabilities
Trade accounts payable (Note 17)			(3,776)	(6,288)
Dividends payable			(5,094)	(919,073)
Other liabillities				(9)
	106,973	80,516	(8,870)	(925,370)

1)Refers mainly to the sale of pulp.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	December 31,	December 31,	December 31,
	2022	2021	2020
Short-term benefits
Salary or compensation	50,228	48,693	47,089
Direct and indirect benefits	1,099	880	852
Bonus	7,031	6,474	11,326
	58,358	56,047	59,267

Long-term benefits
Share-based compensation plan	36,390	46,306	75,022
	36,390	46,306	75,022
	94,748	102,353	134,289

Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES
12.1.	Deferred taxes

The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company’s income on an accruals basis.

Associates located in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Associates located abroad are taxed in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº.2,158/01 and determines that the parcel of the adjustment of the value of the investment in associate, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at each year ended.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, against the double taxation, in Brazil, of profits earned by its associate located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to include the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the year ended December 31, 2022. There is no provision for tax related to the profits of such associate in 2022.

12.1.1.	Deferred income and social contribution taxes

	December 31,	December 31,
	2022	2021
Tax loss	1,207,096	1,156,876
Negative tax basis of social contribution	445,250	411,074

Assets - temporary differences
Provision for judicial liabilities	268,596	249,345
Operating provisions and other losses	999,028	965,130
Exchange rate variations	4,297,503	6,555,202
Derivatives losses (“MtM”)		2,193,693
Amortization of fair value adjustments arising from business combinations	680,142	699,535
Unrealized profit on inventories	363,052	298,888
Leases	364,838	373,372
	8,625,505	12,903,115

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,023,103	746,489
Property, plant and equipment - deemed cost	1,217,349	1,316,859
Accelerated tax depreciation	869,997	944,949
Borrowing cost	210,834	99,399
Fair value of biological assets	703,274	430,966
Deferred taxes, net of fair value adjustments	398,950	427,313
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	194,121	198,027
Derivatives gains (“MtM”)	9,164
Other temporary differences	13,416	9,184
	4,640,208	4,173,186

Non-current assets	3,986,415	8,729,929
Non-current liabilities	1,118

Tax losses and accelerated tax depreciation are only contributed by Income Tax (“IRPJ”), and the negative basis of social contribution only by CSLL. Other tax bases were subject to both taxes.

12.1.2.	Breakdown of accumulated tax losses and social contribution tax losses carried forward

	December 31,	December 31,
	2022	2021
Tax loss carried forward	4,828,384	4,627,504
Negative tax basis of social contribution carried forward	4,947,222	4,567,489

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

12.1.3.	Roll-forward of deferred tax assets

	December 31,	December 31,
	2022	2021
Opening balance	8,729,929	8,676,432
Tax loss	50,220	143,868
Negative tax basis of social contribution	34,176	81,662
(Reversal of) provision for judicial liabilities	19,251	16,245
Reversal of operating provisions and other losses	33,898	(53,467)
Exchange rate variation	(2,257,699)	442,296
Derivative gains (“MtM”)	(2,202,857)	(110,140)
Amortization of fair value adjustments arising from business combinations	8,970	22,996
Unrealized profit on inventories	64,164	122,041
Leases	(8,534)	86,306
Goodwill - tax benefit on unamortized goodwill	(276,614)	(276,614)
Property, plant and equipment - deemed cost	99,510	68,783
Accelerated tax depreciation	74,952	80,187
Borrowing cost	(111,435)	10,637
Fair value of biological assets	(272,308)	(225,586)
Deferred taxes on the results of associates abroad		(33,893)
Credits on exclusion of ICMS from the PIS/COFINS tax base	3,906	(154,468)
Other temporary differences	(4,232)	(167,356)
Closing balance	3,985,297	8,729,929

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	December 31,	December 31,	December 31,
	2022	2021	2020
Net income (loss) before taxes	28,655,581	8,832,957	(17,642,129)
Income tax and social contribution benefit (expense) at the statutory nominal rate of 34%	(9,742,898)	(3,003,205)	5,998,324

Tax effect on permanent differences
Taxation (difference) on profits of associates in Brazil and abroad (1)	4,915,243	3,445,206	1,373,845
Equity method	96,685	44,309	12,288
Thin capitalization (2)	(505,553)	(603,612)	(675,356)
Credit related to the Reintegra Program	7,829	7,398	6,278
Director bonuses	(12,208)	(15,656)	(7,677)
Tax incentives (3)	51,839	16,443	10,668
Offsetting of income tax abroad			72,890
Mergers of subsidiaries			67,311
Donations / Fines - Other	(71,631)	(88,308)	68,623
	(5,260,694)	(197,425)	6,927,194
Income tax
Current	(464,312)	(276,431)	(173,322)
Deferred	(3,485,267)	69,669	5,225,655
	(3,949,579)	(206,762)	5,052,333
Social Contribution
Current	(46,584)	(15,684)	(8,604)
Deferred	(1,264,531)	25,021	1,883,465
	(1,311,115)	9,337	1,874,861
Income and social contribution benefits (expenses) for the year	(5,260,694)	(197,425)	6,927,194

Effective rate of income and social contribution tax expenses	18.36%	2.24%	39.27%

1)	The difference in the taxation of associates is substantially due to the differences between the nominal tax rates in Brazil and those of associates located abroad.
2)

The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On December 31, 2022, 2021 and 2020, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.

3)

Income tax and social contribution deduction on profit or loss referring to the use of: (i) tax incentives applicable to ICMS, (ii) exploitation profits, (iii) expenses with research and development, (iv) PAT benefits (“Worker Food Program”), (v) donations made in cultural projects, (vi) children and adolescents rights funds, (vii) sports incentives, (viii) funds for the elderly and (ix) extensions to maternity and paternity leave.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

12.3.	Tax incentives

The Company has a tax incentive in the form of the partial reduction of the income tax on income obtained from operations carried out in the Northeast Development Superintendence (“SUDENE”) and in the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Mucuri (BA) - Line 1	Suzano	2024
Mucuri (BA) - Line 2	Suzano	2027
Eunápolis (BA)	Veracel	2025
Imperatriz (MA)	Suzano	2024
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025

13.	BIOLOGICAL ASSETS

The roll-forward of biological assets is as set forth below:

	December 31,	December 31,
	2022	2021
Opening balance	12,248,732	11,161,210
Additions	4,957,380	3,807,608
Depletions	(3,665,057)	(3,189,726)
Transfers		23,471
Gain on fair value adjustments	1,199,759	763,091
Disposals	(82,331)	(211,433)
Other write-offs	(26,297)	(105,489)
Closing balance	14,632,186	12,248,732

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of the calculation.

The assumptions such as the average annual growth (“IMA”), discount rate, and average gross selling price of eucalyptus, stand out as being the most sensitive, where increases or reductions in these assumptions could generate significant gains or losses in the measurement of fair value.

The assumptions used in the measurement of the fair value of biological assets were as follow:

i)	Average cycle of forest formation between 6 and 7 years;
ii)	Effective area of forest from the 3rd year of planting;

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

iii)	The IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and soil conditions;
iv)	The estimated average standard cost per hectare includes silvicultural and forest management expenses, applied to each year of formation of the biological cycle of the forests, plus the costs of land lease agreements and the opportunity cost of owning land;
v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and
vi)	The discount rate used in cash flows is measured based on the capital structure and other economic assumptions of an independent market participant in the sale of standing wood (forests).

The table below discloses the measurement of the premises adopted:

	December 31,	December 31,
	2022	2021
Planted useful area (hectare)	1,097,081	1,060,806
Mature assets	134,752	138,739
Immature assets	962,329	922,067
Average annual growth (IMA) – m3/hectare/year	37.07	37.58
Average gross sale price of eucalyptus – R$/m3	90.16	76.38
Discount rate - % (post-tax)	9.1%	8.9%

The pricing model considers the net cash flows, after the deduction of taxes on profit at the applicable rates.

The fair value adjustment justified by the combined variations of the indicators mentioned above resulted in a positive variation of R$1,199,759 recognized in other operating income (expenses), net (Note 30).

	December 31,	December 31,
	2022	2021
Physical changes	(37,088)	148,190
Price	1,236,847	614,901
	1,199,759	763,091

The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.7).

The Company has no biological assets pledged for the year ended December 31, 2022 and the year ended December 31, 2021.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

14.	INVESTMENTS
14.1.	Investments breakdown

	December 31,	December 31,
	2022	2021
Investments in associates and joint ventures	354,200	263,965
Goodwill	233,399	231,743
Other investments evaluated at fair value through other comprehensive income - Celluforce	24,917	28,358
	612,516	524,066

14.2.	Investments in associates and joint ventures

	Information of joint ventures as of			Company Participation
	December 31,
	2022			Carrying amount		In the income (expenses) of the year
		Income	Participation
		(expenses)	equity	December 31,	December 31,	December 31,	December 31,
	Equity	of the year	(%)	2022	2021	2022	2021
Associate
Ensyn Corporation	4,701	(3,898)	26.59%	1,250	4,222	(1,036)	(6,332)
Spinnova Plc (1)	594,214		19.03%	113,079	125,653	2,871	(17,613)
				114,329	129,875	1,835	(23,945)

Joint ventures Domestic (Brazil)
Ibema Companhia Brasileira de Papel	318,630	97,978	49.90%	158,996	117,439	48,891	44,026

Foreign
F&E Technologies LLC	10,461		50.00%	5,230	5,594
Woodspin Oy	151,290	(4,441)	50.00%	75,645	11,057	(2,220)	(4)
				239,871	134,090	46,671	44,022

Other movements				24,917	28,358	235,862	110,239
				24,917	28,358	235,862	110,239
				379,117	292,323	284,368	130,316

1)	The average share price quoted on the Nasdaq First North Growth Market (NFNGM) is EUR5.44 (five Euros and forty four cents) in December 31, 2022.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

15.	PROPERTY, PLANT AND EQUIPMENT

			Machinery,
			equipment	Work in
	Lands	Buildings	and facilities	progress	Other (1)	Total
Average rate %		3.57	5.97		16.52

Cost
Balance as at December 31, 2020	9,912,305	9,203,134	43,184,495	883,384	1,059,595	64,242,913
Additions	38,786		319,887	1,768,938	22,973	2,150,584
Write-offs (2)	(539,528)	(1,656)	(253,341)	(1,323)	(13,763)	(809,611)
Transfers and others (3)	379,539	214,340	698,591	(1,047,084)	35,796	281,182
Balance as of December 31, 2021	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068
Additions(4)	5,089	516	381,741	11,220,806	15,832	11,623,984
Additions of merged companies (5)	3,829,344					3,829,344
Write-offs	(69,773)	(16,476)	(228,926)		(33,157)	(348,332)
Transfers and others (3)	930,646	245,017	1,057,918	(2,451,570)	194,052	(23,937)
Balance as at December 31, 2022	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127

Depreciation
Balance as at December 31, 2020		(3,245,786)	(21,176,572)		(663,665)	(25,086,023)
Additions		(331,691)	(2,356,184)		(120,796)	(2,808,671)
Write-offs		495	186,775		11,535	198,805
Transfers		(115)	1,145		(506)	524
Balance as at December 31, 2021		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)
Additions		(310,429)	(2,367,163)		(124,464)	(2,802,056)
Write-offs		5,863	170,491		29,773	206,127
Transfers		1,765	(204)		240	1,801
Balance as at December 31, 2022		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)

Book value
Balance as at December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703
Balance as at December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634

1)Includes vehicles, furniture and utensils and computer equipment.
2)	In 2021 this included mainly the write-off of the sale of rural properties to Turvinho, the agreement for which was signed in November 2020.
3)	Includes transfers carried out between the items of property, plant and equipment, intangibles and inventory. In 2021, this includes transfers from sales of rural properties to those held for sale, as a result of the contract signed with Turvinho.
4)	The addition of work in progress refers, mainly to the Cerrado Project, of which we have the amount of R$1,832,746 as a non-cash effect in the period.
5)	Refers mainly to the acquisition of all the shares of the Parkia structure companies (Note 1.2.4) and Caravelas (Note 1.2.5).

For the year ended December 31, 2022, the Company evaluated the business, market and climate impacts, and did not identify any trigger to perform impairment testing and to record any impairment provision for property, plant and equipment (Note 4.7).

15.1.	Items pledged as collateral

For the year ended December 31, 2022, property, plant and equipment items pledged as collateral for loan transactions and lawsuits, consisting mainly of the units of Suzano and Três Lagoas totalling R$12,773,662 (R$19,488,481 in the same units as at December 31, 2021).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

15.2.	Capitalized expenses

For the year ended December 31, 2022, the Company capitalized loan costs in the amount of R$359,407 (R$18,624 as at December 31, 2021). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 12.49% p.a. (12.04% p.a. as at December 31, 2021).

16.	INTANGIBLE
16.1.	Goodwill and intangible assets with indefinite useful lives

	December 31,	December 31,
	2022	2021
Facepa	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	3,405	3,216
	8,019,788	8,019,599

1)	Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.

Goodwill is allocated to cash-generating units as presented in Note 29.4.

The calculation of the value in use of non-financial assets is performed annually using the discounted cash flow method. In 2022, the Company used the strategic plan and the annual budget with projected increases to 2027 and the average rate in perpetuity of the cash generating units considering a nominal rate of 3.3% p.a. from this date, based on historical information for previous years, economic and financial projections from each specific market in which the Company has operations, and additionally include official information disclosed by independent institutions and government agencies.

The discount rate, after taxes, adopted by Management was 8.7% p.a., calculated based on the weighted average cost of capital (“WACC”). The assumptions in the table set forth below were also adopted:

Net average pulp price – Foreign market (US$/t)	668.6
Net average pulp price – Internal market (US$/t)	600.6
Average exchange rate (R$/US$)	5.19
Discount rate (pos-tax)	8.7% p.a.
Discount rate (pre-tax).	12.09% p.a

The recoverability of property, plant and equipment was tested in 2021 and no impairment loss was identified.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

16.2.	Intangible assets with limited useful lives

		December 31,	December 31,
		2022	2021
Opening balance		8,014,740	8,741,949
Additions		90,499	285,278
Write-offs		(51)
Amortization		(966,796)	(973,516)
Transfers and others		34,791	(38,971)
Closing balance		7,173,183	8,014,740

Represented by	Average rate %
Non-competition agreements	5.00 and 46.10	5,128	5,394
Port concessions (1)	4.30	554,832	199,658
Lease agreements	16.90	14,374	21,873
Supplier agreements	12.90	55,554	70,368
Port service contracts	4.20	579,289	609,283
Cultivars	14.30	61,176	81,568
Trademarks and patents	10.00	10,935	14,071
Customer portfolio	9.10	5,746,860	6,567,840
Supplier agreements	17.60	21,427	31,993
Software	20.00	113,946	121,312
Others (1)	3.72	9,662	291,380
		7,173,183	8,014,740

1)The variation refers mainly to the commencement of operations of the Porto of Itaqui, in São Luís, Maranhão.

17.	TRADE ACCOUNTS PAYABLE

	December 31,	December 31,
	2022	2021
In local currency
Related party (Note 11.1) (1)	3,776	6,288
Third party (2)(3)	4,171,988	2,677,052
In foreign currency
Third party (3)	2,030,806	605,557
	6,206,570	3,288,897

1)	The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

2)

Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on December 31, 2022 is R$416,643 (R$180,075 at December 31, 2021).

3)	Variation refers mainly to the balance of suppliers of the Cerrado Project, of which R$625,645 in local currency and R$1,370,833 in foreign currency.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

18.	LOANS, FINANCING AND DEBENTURES
18.1.	Breakdown by type

		Average	Current		Non-current		Total
		annual
		interest rate -	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Type	Interest rate	%	2022	2021	2022	2021	2022	2021
In foreign currency
BNDES	UMBNDES	5.22	11,207	14,399		11,952	11,207	26,351
Bonds	Fixed	4.99	907,059	972,053	43,218,286	46,253,007	44,125,345	47,225,060
Export credits (“export prepayments”)	LIBOR/Fixed	5.69	156,156	818,896	16,779,064	17,916,691	16,935,220	18,735,587
Assets financing	SOFR	3.76	26,755		113,217		139,972
Others			5,980	782			5,980	782
			1,107,157	1,806,130	60,110,567	64,181,650	61,217,724	65,987,780

In local currency
BNDES	TJLP	8.36	69,495	67,499	246,004	312,077	315,499	379,576
BNDES	TLP	12.01	41,640	32,854	1,775,991	703,502	1,817,631	736,356
BNDES	Fixed	4.70	18,666	24,672	4,011	22,611	22,677	47,283
BNDES	SELIC	15.24	67,115	35,086	814,320	782,685	881,435	817,771
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	12.71	1,829,966	1,561,639		1,687,560	1,829,966	3,249,199
NCE (“Export credit notes”)	CDI	12.77	76,463	39,535	1,277,616	1,276,330	1,354,079	1,315,865
NCR (“Rural producer certificates”)	CDI	12.74	13,144	7,335	274,127	273,852	287,271	281,187
Export credits (“export prepayments”)	Fixed	8.06	77,694	77,694	1,315,813	1,314,737	1,393,507	1,392,431
Debentures	CDI	14.21	33,689	21,980	5,421,113	5,418,088	5,454,802	5,440,068
Others (Working capital and Industrial Development Fund (“FDI”) and fair value adjustments to business combinations)				(18,887)				(18,887)
			2,227,872	1,849,407	11,128,995	11,791,442	13,356,867	13,640,849
			3,335,029	3,655,537	71,239,562	75,973,092	74,574,591	79,628,629

Interest on financing			1,238,623	1,204,490			1,238,623	1,204,490
Non-current funding			2,096,406	2,451,047	71,239,562	75,973,092	73,335,968	78,424,139
			3,335,029	3,655,537	71,239,562	75,973,092	74,574,591	79,628,629

18.2.	Roll-forward of loans, financing and debentures

	December 31,	December 31,
	2022	2021
Opening balance	79,628,629	72,899,882
Fundraising, net of issuance costs	1,335,715	16,991,962
Interest accrued	4,007,737	3,207,278
Early settlement premiums		260,289
Monetary and exchange rate variations, net	(3,949,020)	4,847,320
Settlement of principal	(2,517,934)	(15,469,423)
Settlement of interest	(4,019,072)	(2,953,573)
Payment of early settlement premiums		(260,289)
Amortization of fundraising costs	69,649	103,246
Others (fair value adjustments to business combinations)	18,887	1,937
Closing balance	74,574,591	79,628,629

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

18.3.	Breakdown by maturity – non-current

	2024	2025	2026	2027	2028	2029 onwards	Total
In foreign currency
Bonds		1,760,338	2,711,346	3,617,556	2,569,490	32,559,556	43,218,286
Export credits (“export prepayments”)	1,971,131	5,716,280	5,043,763	4,047,890			16,779,064
Assets financing	27,608	28,541	29,495	27,573			113,217
	1,998,739	7,505,159	7,784,604	7,693,019	2,569,490	32,559,556	60,110,567

In local currency
BNDES – TJLP	47,976	98,193	85,038	7,060	3,573	4,164	246,004
BNDES – TLP	40,092	59,421	80,203	139,729	136,897	1,319,649	1,775,991
BNDES – Fixed	4,011						4,011
BNDES – SELIC	56,665	203,766	203,811	26,309	26,355	297,414	814,320
NCE (“Export credit notes”)		640,800	636,816				1,277,616
NCR (“Rural producer certificates”)		137,500	136,627				274,127
Export credits (“export prepayments”)	1,315,813						1,315,813
Debentures		2,340,550	2,332,422		748,141		5,421,113
	1,464,557	3,480,230	3,474,917	173,098	914,966	1,621,227	11,128,995
	3,463,296	10,985,389	11,259,521	7,866,117	3,484,456	34,180,783	71,239,562

18.4.	Breakdown by currency

	December 31,	December 31,
	2022	2021
Brazilian Reais	13,347,244	13,629,978
US Dollars	61,216,140	65,972,300
Currency basket	11,207	26,351
	74,574,591	79,628,629

18.5.	Fundraising costs

The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
			December 31,	December 31,
Type	Cost	Amortization	2022	2021
Bonds	434,970	224,148	210,822	261,006
CRA and NCE	125,222	114,384	10,838	21,606
Export credits (“export prepayments”)	191,710	116,190	75,520	110,817
Debentures	24,467	14,483	9,984	13,012
BNDES	63,588	51,572	12,016	13,473
Others	18,147	17,274	873	1,148
	858,104	538,051	320,053	421,062

18.6.	Relevant transactions entered into during the year
18.6.1.	BNDES

On March 29, 2022, the Company raised from BNDES the amount of R$243,000 indexed to the interest rate Long-Term Rate (“TLP”), plus fixed interest of 2.33% p.a., with a 2 (two) year grace period for the principal and maturity in May 2036. The funds were allocated to projects in the industrial area.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

On September 29, 2022, the Company raised from BNDES the amount of R$50,000 indexed to the Long-Term Rate (“TLP”), plus fixed interest of 1.77% p.a., with a 7 (seven) year grace period for the principal, and maturity in November 2034. The funds were allocated to projects in the forestry area.

On November 29, 2022, the Company raised from BNDES the amount of R$400,000 indexed to the Long-Term Rate (“TLP”), plus fixed interest of 1.75% p.a., with a 2 (two) year grace period for the principal, and maturity in October 2042. The funds were allocated to projects in the industrial area.

On December 27, 2022, the Company raised from BNDES the amount of R$400,000 indexed to the Long Term Rate (“TLP”), plus fixed interest of 1.65% p.a., with 7 (seven) years principal grace period and maturity in December 2037. The funds were allocated to projects in the forestry area.

18.6.2.	Export Credit Supported Facility

On November 1st, 2022, the Company obtained a new credit line (Export Credit Supported Facility) which will be financed by Finnish Export Credit - FEC and guaranteed by Finnvera, the Finnish export credit agency, in an amount of up to US$800,000 or the equivalent in Euros in the date the credit will be used. The financial cost of the new line of credit is 4.63% p.a., with a total amortization term of ten (10) years, starting in 2025. The funds will be allocated to Cerrado Project. As of December 31, 2022, the line was available but was not used.

18.6.3.	International Finance Corporation (IFC) A&B Loan – Sustainability Linked Loan (“SLL”)

On December 22, 2022, the Company obtained a new credit line (“A&B loan”) which will be financed by International Finance Corporation (IFC) and a syndicate of commercial banks, in a total amount of US$600,000.

The credit line is composed by the following tranches: (i) “A-loan”, of US$250,000, funded by IFC, at the cost of Term SOFR + 1.80% p.a. and an eight-year tenor, with a six-year grace period for the principal amount; and (ii) “B-Loan”, a syndicated loan of US$350,000 at the cost of Term SOFR + 1.60% p.a. and a seven-year tenor, with a five-year grace period for the principal amount. As of December 31, 2022, the line was available but was not used.

The new credit facility has sustainability key performance indicators (KPIs) linked to the following goals: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representativeness of women in leadership positions in the Company. The funds will be allocated to Cerrado Project.

18.7.	Relevant transactions settled in the year
18.7.1.	CRA settlement

On January 14, 2022, the Company settled a CRA contract in the amount of R$761,572 (principal and interest) with original maturity in January 2022 at a cost of 99% p.a. of the Interbank Deposit (“DI”) rate.

On September 21, 2022, the Company settled a CRA contract, in the amount of R$803,385 (principal and interest), with original maturity in September 2022 and at a cost of 97% p.a. of the DI rate.

18.7.2.	Export Prepayment Agreements (“EPP”)

On December 19, 2022, the Company, through its subsidiary Suzano Pulp and Paper Europe S.A., settled the export prepayment agreement in the amount of US$140,971 (principal and interest), with original maturity in December 2022 and at the cost of 1.35% p.a.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.

19.	LEASES
19.1.	Right of use

The balances rolled forward are set out below:

	Lands	Machines		Ships
	and	and		and
	farms	equipment’s	Buildings	boats	Vehicles	Total
Balance as at December 31, 2020	2,288,061	85,265	90,984	1,877,319	2,449	4,344,078
Additions/updates	885,272	20,646	52,140	1,861	4,600	964,519
Depreciation (1)	(304,922)	(19,447)	(54,714)	(125,190)	(4,319)	(508,592)
Write-offs (2)				(5,982)		(5,982)
Balance as at December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023
Additions/updates	849,996	66,821	61,647		4,216	982,680
Depreciation (1)	(360,225)	(40,732)	(64,301)	(124,890)	(2,303)	(592,451)
Write-offs (2)	(75,026)					(75,026)
Balance as at December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226

1)	The amount of depreciation related to land is reclassified to biological assets to make up the formation costs.
2)	Write-off due to cancellation of contracts.

For the year ended December 31, 2022, the Company does not have commitments to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables for the year ended December 31, 2022, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.37	September/2049	3,512,006
Machinery and equipment	11.22	April/2035	184,861
Buildings	10.38	May/2031	78,541
Ships and boats	11.39	February/2039	2,402,672
Vehicles	10.04	October/2023	4,450
			6,182,530

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.
2)	Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The Company had subleasing transactions involving 2 (two) ships, in force since February 8, 2021, which ended in January 2022, and a second transaction starting on May 11, 2021, which ended in May 2022. There will be no renewal of any of the transactions.

The balances rolled forward are set out below:

	December	December
	31, 2022	31, 2021
Opening balance	5,893,194	5,191,760
Additions	982,680	964,519
Write-offs (2)	(75,026)	(5,982)
Payments	(1,044,119)	(1,012,137)
Accrual of financial charges (1)	612,042	560,619
Exchange rate variations	(186,241)	194,415
Closing balance	6,182,530	5,893,194

Current	672,174	623,282
Non-current	5,510,356	5,269,912

1)	On December 31, 2022, the amount of R$178,429 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$132,685 as of December 31, 2021).
2)	Write-off due to cancellation of contracts.

The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the year

The amounts recognized are set out below:

	December 31, 2022	December 31, 2021
Expenses relating to short-term assets	6,836	5,239
Expenses relating to low-value assets	1,580	3,413
	8,416	8,652

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate risks.

The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.

The Company’s Management believes that, based on the situation at the base date of these consolidated financial statements, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are adequate to cover estimated losses related to its legal proceedings, as set forth below:

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

20.1.	Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

	December 31,
	2022
	Tax and		Civil,	Contingent
	social		environment	liabilities
	security	Labor	and real estate	assumed (1) (2)	Total
Provision balance at the beginning of the year	477,096	178,925	82,592	2,694,541	3,433,154
Payments	(14,948)	(44,516)	(20,497)		(79,961)
Write-off	(71,446)	(53,211)	(15,577)	(48,836)	(189,070)
Additions	14,036	157,562	56,834		228,432
Monetary adjustment	15,177	17,045	15,377		47,599
Provision balance	419,915	255,805	118,729	2,645,705	3,440,154
Judicial deposits	(149,951)	(12,270)	(21,623)		(183,844)
Provision balance at the end of the year	269,964	243,535	97,106	2,645,705	3,256,310
1)

Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations.

2)	Reversal due to a change in likelihood and/or due to settlement.

	December 31,
	2021
	Tax and		Civil,	Contingent
	social		environment	liabilities (1) (2)
	security	Labor	and real estate	assumed	Total
Provision balance at the beginning of the year	476,070	217,180	50,368	2,709,253	3,452,871
Payments	(21,155)	(37,368)	(49,519)		(108,042)
Write-offs	(5,807)	(105,366)	(9,249)	(14,712)	(135,134)
Additions	17,718	88,777	79,245		185,740
Monetary adjustments	10,270	15,702	11,747		37,719
Provision balance	477,096	178,925	82,592	2,694,541	3,433,154
Judicial deposits	(135,590)	(45,302)	(19,650)		(200,542)
Provision balance at the end of the year	341,506	133,623	62,942	2,694,541	3,232,612
1)	Amounts arising from tax lawsuits with a possible or remote probability of loss, in the amount of R$2,496,358 and civil lawsuits in the amount of R$198,183, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations.
2)	Reversal due to a change in likelihood and/or due to settlement.
20.1.1.	Tax and social security

For the year ended December 31, 2022, the Company has 31 (thirty-one) (50 (fifty) as at December 31, 2021) administrative and judicial lawsuits of a tax or social security nature in which the disputed matters related to Income Tax (“IRPJ”), Social Contribution (“CSLL”), Social Integration Program (“PIS”), Social Security Funding Contribution (“COFINS”), Social Security Contribution, or Tax on Sales and Services (“ICMS”), among others, with amounts provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

20.1.2.	Labor

For the year ended December 31, 2022, the Company has 1,117 (one thousand, one hundred and seventeen)(987 (nine hundred eighty-seven) as at December 31, 2021) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil, environment and real estate

For the year ended December 31, 2022, the Company has 66 (sixty-six) (57 (fifty-seven) as at December 31, 2021) civil, environmental and real estate lawsuits.

Civil, environment and real estate proceedings are related primarily to the payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	December 31,	December 31,
	2022	2021
Taxes and social security(1)	8,201,246	7,539,938
Labor	321,428	211,767
Civil and environmental (1)	4,414,877	3,691,778
	12,937,551	11,443,483
1)	The amounts above do not include the fair value adjustments allocated to probable contingencies representing R$2,614,518 (R$2,515,486 as t December 31, 2021), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations, as presented in Note 20.1.1. above.

20.2.1.	Tax and social securities

For the year ended December 31, 2022, the Company has 766 (seven hundred and sixty-six) (766 (seven hundred and sixty-six) as at December 31, 2021) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$8,201,246 (R$7,539,938 as at December 31, 2021) for which no provision was recorded.

The other tax and social security lawsuits refer to various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, Withholding Income Tax (“IRRF”), PIS and COFINS, mainly due to differences of interpretation regarding the applicable tax rules and information provided in the accessory obligations.

The most relevant tax cases are set forth below:

(i)	Income tax assessment - IRPJ/CSLL - Swaps of industrial and forestry assets: in December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, the closing date of the transaction, when the Company executed an agreement with International Paper regarding a swap of industrial and forestry assets.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

On January 19, 2016, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais – “CARF”) rejected, as per the casting vote of the CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and, due to the impossibility of a new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The lawsuit was judged in a favorable manner to the Company’s interests and the appeal of the National Treasury is currently awaiting judgment at the lower court. We maintain our position of not constituting provisions for contingencies, based on the opinion of the Company and its external legal advisors that the probability of loss in this case is possible. In the year ended December 31, 2022 the amount is R$2,505,970 (R$2,351,673 as at December 31, 2021).

(ii)	Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses – 2010. In December 2015, the Company received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by the Company in the calculation of the income tax expense. We presented administrative appeals within the legal period, which were judged partially valid. The decision was subject to a voluntary recourse, presented by the Company in November 2017. The judgment was converted into a due diligence, and currently, the Company is waiting for the completion of the due diligence. In the year ended December 31, 2022 the amount is R$777,362 (R$728,567 as at December 31, 2021).
(iii)	IRPJ/CSLL - partial approval: the Company requested approval to offset tax losses for the year 1997 with amounts owed to the tax authorities. The authorities approved in March 2009, only R$83,000, which generated a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision from CARF in August 2019, which granted the Voluntary Appeal filed by the Company. For the remaining credit, the Company has appealed the rejection of the tax credits and obtained a partially favorable decision, and the final decision is currently under discussion in the judicial level. Shortly afterwards, an appeal was filed, which was judged in session, determining the conversion of the done in diligence. In the year ended December 31, 2022, the amount is R$111,775 (R$106,811 as at December 31, 2021).
(iv)	Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): in 2002 the Company’s request was granted by the Brazilian Federal Revenue Service (“Receita Federal do Brasil”) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions were approved by SUDENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (“SUDENE”), who reported that the right to use the benefit previously granted was unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the tax incentive mounts claimed, plus interest. After administrative discussions, the assessment notice was partially upheld, and recognized the Company’s right to the tax incentive through 2003.

The Company’s Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not be upheld, either with respect to the benefits already used, or with respect to benefits not used until the final relevant periods.

The contingency is being discussed in the judicial sphere, where the final judgment of the Amendment of Judgment filed by the Company presented after an unfavorable lower court decision. In the year ended December 31, 2022 the amount is R$136,733 (R$129,701 as at December 31, 2021).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

(v)	PIS/COFINS – Goods and services – 2009 to 2011: in December 2013, the Company was assessed by the Brazilian Federal Revenue Service demanding the collection of PIS and COFINS credits which were disallowed because they are not allegedly linked to its operating activities. In the first instance, the objection filed by the Company was dismissed. After the Voluntary Appeal was filed, it was partially obtained in April 2016. Following this decision, the National Treasury filed a Special Appeal to the Superior Chamber, which is still pending judgment and the Company filed a Statement of Appeal, which was partially accepted. The updated amount involved up to December 31, 2022 is R$180,219 (R$169,784 as at December 31, 2021).
(vi)	Offsetting - IRRF - period 2000: the Company filed a lawsuit for the offsetting of IRRF credits measured in the year ended December 31, 2000, with debts owed to the Brazilian Federal Revenue Service. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. Following this decision, the Company filed a Voluntary Appeal with CARF, and the judgment was converted into a diligence. Currently, we are waiting for the start of the due diligence. In the year ended December 31, 2022 the amount involved is R$116,105 (R$111,437 as at December 31, 2021).
(vii)	Tax Assessment - Corporate Income Tax and Social Contribution: on October 5, 2020, the Company was notified of the tax assessment issued by the Brazilian Internal Revenue Service claiming the payment of Corporate Income Tax and Social Contribution, resulting from the remeasurement of the profit of its subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. Besides the Company, the Statutory Executive Officers (“Officers”) of Suzano Trading were also included as co-defendants. The Company, based on the opinion of its legal advisors, considered the risk of loss as possible with reference to the Company and, with reference to the Officers, also possible but with a higher chance of winning (possible to remote). The Company presented the administrative defense and, currently, through Resolution No.104000033, the judgment was converted into a diligence, which is awaiting the beginning. In the year ended December 31, 2022 the amount involved is R$516,433 (R$470,119 as at December 31, 2021).
(viii)

Tax assessment - taxation on a universal basis - year 2015: on November 3, 2020, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax for the calendar year 2015, due to the failure to include in the calculation the taxable income and social contribution the profits earned by the subsidiaries abroad. The Company, based on the legal advisors, considered the risk of loss as possible. The Company presented the administrative defense. At the lower court, the objection filed by the Company was partially upheld. Thus, in view of the decision, a Voluntary Appeal was filed, which is currently pending judgment. In the year ended December 31, 2022 the amount is R$163,059 (R$149,486 as at December 31, 2021).

20.2.2.	Labor

On December 31, 2022, the Company was a defendant in 1,248 (one thousand, two hundred and forty-eight) labor lawsuits, totaling R$321,428 (1,462 (one thousand, four hundred and sixty-two) labor lawsuits, totaling R$211,767 as at December 31, 2021).

The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.

20.2.3.	Civil and environmental

On December 31, 2022, the Company is a defendant in approximately 221 (two hundred and twenty-one) civil, environmental and real estate lawsuits, totaling R$4,414,877 (205 (two hundred and five) lawsuits totaling R$3,691,778 as at December 31, 2021).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

In general, the civil and environmental proceedings in which the Company, including its subsidiaries, is a defendant, are mainly related to discussions regarding eligibility for environmental licenses, repair of environmental damage, matters relating to indemnities, including those arising from discussions about contractual obligations, precautionary measures, possessory actions, damage repair and revision actions, actions aimed at the recovery of credits (collection actions, monitoring, execution, credit qualifications related to bankruptcy and judicial recovery), actions of social movements interest, such as landless workers, quilombola communities, indigenous people and fishers, and actions resulting from traffic accidents. The Company has a general civil liability insurance policy that aims to cover, within the limits contracted in the policy, any legal convictions arising from damages to third parties (including employees).

The most relevant civil cases are set forth below:

(i)	We are involved in 2 (two) Public Civil Claims (“Ação Civil Pública”) filed by the Federal Public Prosecution Office, requesting: (i) a preliminary injunction to prohibit the Company’s trucks from transporting wood in federal highways above legal weight restrictions; (ii) an increase in the fines for cases of overweight loads; and (iii) compensation for damages allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of the Claims was ruled partially against the Company. Suzano presented an appeal to the Court of Appeals, requesting interim relief to stay the effects of such ruling until a final decision is reached. The other ACP was dismissed and an appeal is pending. In September 2021, both were suspended by decision of the STJ to evaluate the points of discussion in the form of a repetitive appeal. Not yet scheduled for judgment.
(ii)	The Company also sued a competitor from the midwest region due to the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the merged subsidiary Fibria. The prohibition against the cultivation of this biological asset by the competitor is protected by an injunction still in force, which was confirmed in a sentence favorable to the Company, and, currently, the procedure for liquidating the sentence by the Company has been initiated. It should be noted that, even before the said sentence, the competitor handled an action to cancel the registration of the cultivar, but, so far, there has been no decision in this process capable of restricting the Company’s right.
(iii)	In November 2020, a maritime logistics provider initiated an arbitration proceeding against the Company following the early termination of the contract. The counterparty pleads the execution of a put option clause (imposing the ownership and acquisition of barges) supposedly provided for in the contract as a penalty for early termination, as well as for the payment of alleged losses and damages suffered as a result of the termination. Suzano, in turn, claims that the put option is not due and, even if it had been due, the put option clause is abusive within the economic relationship under the contract. At the moment, we are awaiting judgment on the requests for clarification made by the parties.
(iv)	The Company is still a defendant in 2 (“two”) ACPs, filed in 2015 by the Federal Public Ministry (“MPF”) and the National Institute for Colonization and Agricultural Reform (“INCRA”) against the merged subsidiary Fibria, from the State of Espírito Santo and BNDES, aiming at nullifying some property titles granted by the State to the Company in the municipalities of Conceição da Barra and São Mateus. The decisions, issued by the judge of the 1st instance of Federal Justice, declare the these titles invalid and demanded the return of these properties to the State. The decisions rendered are not final, and the Company has filed appropriate appeals for the reversal of this decision in the 2nd instance. It is important to highlight that the properties whose titles were discussed in the ACPs add up to a total of approximately 10,500 hectares, and of this total, according to Suzano’s best information, only approximately 4,000 hectares are included in the demarcation procedures initiated by INCRA in favor of quilombola communities in the region. None of these demarcation procedures has been finalized. Suzano is the legitimate owner of the properties under discussion, and will continue to discuss the matter in court, in order to prove in court the legality of the acquisitions made at the time of acquisition.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

(v)	Among the environmental lawsuits, 1 (“one”) ACPs filed by the MPF in the northeast region of Brazil stand out, challenging the jurisdiction of the state environmental agency to grant environmental licenses. The MPF alleges that the environmental licensing procedures related to our industrial plant in the state of Maranhão must be carried out by the Federal Environment Agency (“IBAMA”). The risks involved are delays to the Company’s planting schedule, and the suspension of activities at the Maranhão industrial unit until a new license is issued. We believe that there are good chances of defense in this case, since IBAMA does not recognize that it has the competence to execute the licensing process, and there is no clear legal basis to support such jurisdiction.
(vi)	In addition, the Company are involved in 1 (“one”) ACP filed by the MPF regarding the negative impacts of operations in the Baixo Parnaíba Region. The MPF claims that the occupation of these areas caused socio-environmental impacts in eastern Maranhão. Currently, the action is in the preparatory phase, with the beginning of the expert procedures. The Company believes that there is a remote chance of loss in this case, since the report used to support the requests was made unilaterally, and will be questioned during the expert investigation.

20.3.Contingent assets

20.3.1.	SELIC update on undue tax

In September 2021, the STF held, by a majority of votes, that the Federal Government cannot charge IRPJ and CSLL on amounts referring to the SELIC rate received due to the repetition of undue tax. However, this judgment has not been definitively concluded, but given final and unappealable decision, the Company, together with its advisors, understands that, in principle, there is no possibility of reversing the decision on the merits. The Company carried out a survey of the credits referring to IRPJ and CSLL to be recovered, and, in view of the immateriality of the amounts to date, it understands the continuity of the survey by external advisors to ensure the proper recording of the assets in a timely manner.

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plans and defined benefit plans, such as medical assistance and life insurance, as set forth below:

21.1.	Pension plan

The Company has current supplementary retirement plans, as disclosed below.

21.1.1.	Pension plan - Suzano Prev

In 2005, the Company established the Suzano Prev pension plan, managed by BrasilPrev, an open private pension entity, which serves the employees of Suzano Group Companies, in the form of a defined contribution plan.

Under the terms of the benefit plan agreement, for employees who have a salary above 10 Suzano reference units (“URS”), in addition to the 0.5% contribution, the contributions of the company follow the employees’ contributions, and affect the portion of the salary that exceeds 10 URS, which can vary between 1% and 6% of the nominal salary. This plan is called Basic Contribution 1.

The Company’s contributions to the employees are 0.5% of the nominal salary that does not exceed 10 URS, even though there is no contribution by the employees. This plan is called Basic Contribution 2.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

From August 2020, employees who have a salary lower than 10 URS will be able to invest 0.5 or 1.0% of their nominal salary, and the Company will monitor the employee’s contributions. The employee can choose to invest up to 12% of their salary in the Suzano Prev pension plan, and the excess of Basic Contribution 1 or 2 may be invested in the supplementary contribution, where there is no counter-entry from the Company, and the employee must consider the two contributions within the limit of 12% of the salary.

Access to the balance constituted by the Company’s contributions only occurs upon dismissal, and is directly related to the length of the employment relationship.

Contributions made by the Company for the year ended December 31, 2022 totaled R$15,248 recognized under employee benefits (R$13,993 as of December 31, 2021, including the balance from Fundação Senador José Ermírio de Moraes – Funsejem, terminated in July 2020).

21.2.	Defined benefits plan

The Company offers the following post-employment benefits in addition to the pension plans, which are measured based on actuarial calculations and recognized in the financial statement, as detailed below.

21.2.1.	Medical assistance

The Company guarantees healthcare program cost coverage for a group of former employees who retired up to 2007, as well as their spouses for life and underage dependents.

For other groups of former employees, who exceptionally, according to the Company’s criteria and resolutions or based on rights related to compliance with pertinent legislation, the Company ensures the healthcare program.

The main actuarial risks related are: (i) lower interest rates; (ii) longer than expected mortality tables; (iii) higher than expected turnover; and (iv) higher than expected growth in medical costs.

21.2.2.	Life insurance

The Company offers the life insurance benefit to the group of former employees who retired up to 2005 at the Suzano and São Paulo administrative offices, and did not opt for the supplementary retirement plan.

The main actuarial risks are: (i) lower interest rates; and (ii) higher than expected mortality.

21.2.3.	Roll-forward of actuarial liability

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	December 31,	December 31,
	2022	2021
Opening balance	675,158	785,045
Interest on actuarial liabilities	59,258	55,849
Actuarial loss (gain)	12,231	(119,642)
Exchange rate variations	(577)	37
Benefits paid	(54,646)	(46,131)
Closing balance	691,424	675,158

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

21.2.4.	Economic actuarial assumptions and biometric data

The main economic actuarial assumptions and biometric data used in the actuarial calculations are set forth below:

	December 31,	December 31,
	2022	2021
Economic
Nominal discount rate – medical assistance and life insurance	10.07% p.a.	8.92% p.a.
Medical cost growth rate	6.86% p.a.	3.25% p.a.
Nominal inflation	3.50% p.a.	3.25% p.a.
Aging factor	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.	0 to 24 years: 1.50% p.a. 25 to 54 years: 2.50% p.a. 55 to 79 years: 4.50% p.a. Above 80 years: 2.50% p.a.
Biometric
Table of general mortality	AT-2000	AT-2000
Table of mortality of disabled persons	IAPB 57	IAPB 57
Turnover	1.00% p.a.	1.00% p.a.
Other
Retirement age	65 years	65 years
	Men 4 years + old	Men 4 years + old
Family composition	and 90% married	and 90% married
Permanency in the plan	100%	100%

21.2.5.	Sensitivity analysis

The sensitivity analysis regarding the relevant assumptions of the plans as at December 31, 2022 is as set out below:

Discount rate		Medical costs growth rate
+0.50%	33,995	+1.00%	69,755

21.2.6.	Forecast amounts and average duration of payments of obligations

The expected benefit payments for future years (ten years), from the obligation of benefits granted and the average duration of the plan obligations are as set forth below:

Medical
assistance and
Payments	life insurance
2023	44,330
2024	47,488
2025	50,675
2026	54,003
2027	57,340
2028 to 2032	336,825

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

22.	SHARE-BASED COMPENSATION PLAN

For the year ended December 31, 2022, the Company has 3 (three) share-based, long-term compensation plans: (i) Phantom stock option plan (“PS”); (ii) Share Appreciation Rights (“SAR”), both settled in local currency; and (iii) restricted shares, settled in shares.

The characteristics and measurement method of each plan are disclosed below.

22.1.	Long term compensation plans (“PS and SAR”)

Certain executives and key members of Management have a long-term compensation plan linked to the share price, with payment in cash.

Throughout 2020, the Company granted the SAR and PLUS (Share Appreciation Rights) (“SAR”) plans of phantom stock options.

Under the PS plan, the beneficiary does not make any investments, and under the SAR plan, the beneficiaries should invest 5% of the total amount corresponding to the number of options on phantom shares at the grant date, and 20% after 3 (three) years to acquire the option. The Company also granted long-term incentive plans to its key members as part of its retention policy.

The vesting period of options may vary from 3 (three) to 5 (five) years, as of the grant date, in accordance with the characteristics of each plan.

The share price is calculated based on the average share quote for the 90 previous trading sessions, starting from the closing quote on the last business day of the month prior to the month of the grant. The installments of these programs will be adjusted by the variation in the prices on the SUZB3 at B3, between the granting and the payment period. On dates when the SUZB3 shares are not traded, the quote of the previous trading session will be considered.

The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination by the employee, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.

The roll-forward arrangements are set out below:

	December 31,	December 31,	December 31,
	2022	2021	2020

	Number of shares
Opening balance	5,415,754	5,772,356	5,996,437
Granted during of the year	4,152,200	1,906,343	1,770,384
Exercised (1)	(1,474,506)	(1,860,334)	(1,789,413)
Exercised due to resignation (1)	(175,552)	(86,196)	(21,253)
Abandoned / cancelled due to resignation	(334,711)	(316,415)	(183,799)
Closing balance	7,583,185	5,415,754	5,772,356
1)	The average price of the share options exercised and exercised due to termination of employment, for the year ended December 31, 2022 was R$48.79 (forty eight Reais and seventy nine cents) ((R$60.30 (sixty Brazilian Reais and thirty cents) as at December 31, 2021).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

On December 31, 2022, the consolidated outstanding phantom shares option plans are as set out below:

December 31, 2022
					Quantity of
			Fair value on		outstanding options
Plan	Grant date	Exercise date	grant date (1)		granted
Deferral 2018	03/01/2019	03/01/2023	R$	41.10	74,101
Deferral 2020	03/01/2021	03/01/2024	R$	57.88	280,408
Deferral 2020	03/01/2021	03/03/2025	R$	57.88	280,408
Deferral 2021 36	03/01/2022	03/01/2025	R$	56.52	675,021
Deferral 2021 48	03/01/2022	03/01/2026	R$	56.52	164,951
ILP - Retention 2020 - 36 Oct	10/01/2020	10/01/2023	R$	38.79	33,289
ILP - Retention 2021 - 36 Oct	10/01/2021	10/01/2024	R$	58.05	2,524
ILP 2019 – 48 H	03/25/2019	03/25/2024	R$	42.19	7,857
ILP 2019 - 48 Oct	10/01/2019	10/01/2023	R$	31.75	12,258
ILP 2020 - 36 Apr	04/01/2020	04/01/2023	R$	38.50	46,531
ILP 2020- 48 Condition A	05/01/2020	04/30/2024	R$	38.34	623,380
ILP 2020- 48 Condition B	05/01/2020	04/30/2024	R$	38.34	133,581
ILP 2020- 48 Condition C	05/01/2020	04/30/2024	R$	38.34	133,581
ILP 2021 - 24	03/01/2021	03/01/2023	R$	56.10	6,285
ILP 2021 - 36	03/01/2021	03/01/2024	R$	56.10	6,285
ILP 2021 - Apr.23_24	12/16/2021	04/03/2023	R$	54.81	10,511
ILP 2021 - Apr.23_24	12/16/2021	04/01/2024	R$	54.81	10,511
ILP 2021 – 24 May	05/01/2021	05/01/2023	R$	67.91	654
ILP 2021 36 - Apr	04/01/2021	04/01/2024	R$	64.12	220,007
ILP 2021 -36 May	05/01/2021	05/01/2024	R$	67.91	1,177
ILP 2021 - 48	04/01/2021	04/01/2025	R$	64.12	220,007
ILP Hiring/Retention Bonus 2020 - 36 Oct	10/01/2020	10/01/2023	R$	43.14	7,285
ILP Retention 2020 - Premium	10/01/2020	10/01/2023	R$	43.14	4,796
ILP Retention 2021 - August	08/02/2021	08/01/2024	R$	63.73	3,969
ILP Retention 2021 - July	07/01/2021	07/01/2024	R$	67.72	8,516
PLUS 2019	04/01/2019	04/01/2024	R$	42.81	5,705
SAR 2018	04/02/2018	04/02/2023	R$	21.45	4,511
SAR 2019	04/01/2019	04/01/2024	R$	42.81	153,725
SAR 2020	04/01/2020	04/01/2025	R$	38.50	661,714
SAR 2021	04/01/2021	04/01/2026	R$	64.12	747,249
SAR 2022	04/01/2022	04/01/2027	R$	58.64	1,775,750
ILP Retention 2022	01/17/2022	01/17/2025	R$	55.18	22,700
ILP Retention 2022	01/17/2022	01/17/2026	R$	55.18	22,700
ILP Retention 2022	01/17/2022	01/17/2027	R$	55.18	22,699
ILP Retention 2022	04/01/2022	04/01/2025	R$	58.64	29,490
ILP Retention 2022	04/01/2022	04/01/2024	R$	58.64	13,238
ILP Retention 2022	06/02/2022	06/02/2023	R$	55.43	1,866
ILP Retention 2022	06/02/2022	06/02/2024	R$	55.43	1,866
ILP Retention 2022	06/02/2022	06/02/2025	R$	55.43	1,923
ILP Retention 2022	08/01/2022	08/01/2025	R$	51.00	3,832
ILP Retention 2022	10/01/2022	04/01/2026	R$	47.71	148,687
ILP Retention 2022	10/01/2022	04/01/2027	R$	47.71	43,918
ILP Retention 2022 - Executive	04/01/2022	04/01/2025	R$	58.64	953,719
					7,583,185
(1)	Amounts expressed in Reais.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

22.2.	Restricted shares plan

The Company also offers a Restricted Shares plan based on the Company’s performance (“Restricted Shares Program ”). The plan associates the quantity of restricted shares granted to the Company’s performance, which in 2021 was linked to the operating cash generation target and ESG. The quantity of the restricted stock granted is defined in financial terms, and is subsequently converted into shares based on the last 60 (sixty) stock exchange trading days on December 31, 2022 of SUZB3 at B3.

After the measurement of the target, which takes place 12 months after the execution of the contract, the restricted shares will be granted immediately (conditional on the achievement of the established goals), as they not have to comply with the vesting period. However, the beneficiaries of the grant must comply with the lockup period of thirty-six (36) months during which they will not be able to sell the shares.

In the event that the beneficiaries leave the Company before the end of the fiscal year for the measurement of operating cash generation, they will lose the right to the grant of restricted shares.

The position is set forth below:

	Date of
	execution of		Price on		Shares	Restricted year for
Program	the contract	Grant date	grant date		Granted	transfer of shares
2020	01/02/2020	01/02/2021	R$	51.70	106,601	01/02/2024
2021	01/02/2021	01/02/2022	R$	53.81	108,010	01/02/2025
2022	01/02/2022	02/01/2023	R$	52.00	102,600	01/02/2026
					317,211

On March 31, 2022, the 2018 Program had its lockup period concluded and, therefore, the grant of 130,435 shares was carried out in exchange for treasury shares (Note 25.5).

22.3.	Measurement assumptions

In the case of the phantom shares plan since the settlement takes place in cash, the fair value of the options is remeasured at the end of each period based on the Monte Carlo Method (“MMC”), which is multiplied by the Total Shareholder Return (“TSR”) during the period, which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil.

The restricted stock plan considers the following assumptions:

(i)	The expectation of volatility was calculated for each exercise date, considering the remaining time to complete the vesting year, as well as the historical volatility of returns, using the GARCH model for calculating volatility;
(ii)	The expected average life of phantom stocks and stock options was defined by the remaining term to the limit exercise date;
(iii)	The expected dividends were defined based on the historical earnings per share of Suzano; and
(iv)	The risk-free weighted average interest rate used was the Brazilian Reais yield curve (DI expectation) observed on the open market, which is the best comparison basis for the Brazilian market risk-free interest rate. The rate used for each exercise date changes according to the vesting year.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021	2020
Non-current liabilities
Provision for phantom stock plan	162,117	166,998	(75,542)	(94,897)	(151,985)
Equity
Stock options granted	20,790	15,455	(5,335)	(4,843)	(4,633)
Shares granted	(2,365)		2,365
	18,425	15,455	(2,970)	(4,843)	(4,633)
			(78,512)	(99,740)	(156,618)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND ASSOCIATES

	December 31,	December 31,
	2022	2021
Assets acquisitions
Vitex/Parkia (1)	1,758,365
	1,758,365
Business combinations
Facepa (2)	42,655	40,863
Vale Florestar Fundo de Investimento em Participações (“VFFIP”) (3)	261,302	365,089
	303,957	405,952
	2,062,322	405,952

Current	1,856,763	99,040
Non-current	205,559	306,912

1)	On April 28, 2022, the Company acquired all the shares of the Parkia structure companies, in the amount of US$667 million (equivalent to R$3,444,255 on the date of execution of the agreement), upon the payment of US$330 million (equivalent to R$1,704,054 on the date of the transaction), with the remainder to be paid on June 22, 2023 (Note 1.2.4). The price adjustment payment of R$18,726 was recognized and paid in August 2022.
2)	Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.
3)	On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, for a total amount of R$528,941 upon the payment of R$44,998, and the remainder with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US Dollar exchange rate, and partially updated by the IPCA.

24.	LONG-TERM COMMITMENTS

The Company entered into long-term take-or-pay agreements with chemicals, transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of defaults on certain essential obligations. Generally, the Company purchases the minimum amounts agreed under the agreements, and hence there is no liability recorded in the amount that is recognized each month. The total contractual obligations assumed at December 31, 2022 were equivalent to R$14,875,422 per year (R$13,488,327 at December 31, 2021).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

25.	SHAREHOLDERS’ EQUITY
25.1	Share capital

On December 31, 2022, Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering are R$33,735, totaling a net share capital of R$9,235,546. The breakdown of the share capital is as set out below:

	December 31,		December 31,
	2022		2022
	Quantity	(%)	Quantity	(%)

Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01	367,612,329	27.01
Controller	195,064,797	14.33	194,809,797	14.31
Managements and related persons	34,102,309	2.51	33,800,534	2.48
Alden Fundo de Investimento em Ações	26,154,744	1.91	26,154,744	1.92
	622,934,179	45.76	622,377,404	45.72
Treasury (Note 25.5)	51,911,569	3.81	12,042,004	0.88
Other shareholders	686,417,836	50.43	726,844,176	53.40
	1,361,263,584	100.00	1,361,263,584	100.00

By a resolution of the Board of Directors, the share capital may be increased, irrespective of any amendments to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the year ended December 31, 2022, SUZB3 common shares ended the period quoted at R$48.24 (forty-eight Reais and twenty-four cents) (R$60.11 (sixty Brazilian Reais and eleven cents)) on December 31, 2021).

25.2	Dividends and reserve calculations

The Company’s bylaws establishes that the minimum annual dividend shall be the lower of:

(i)	25% of the adjusted net income for the year pursuant to Article 202 of Brazilian Law No.6,404/76; or
(ii)	10% of the Company’s consolidated operating cash generation for the year.

In the year ended December 31, 2022, based on the criteria defined in the bylaws, mandatory minimum dividends were determined in accordance with item (ii) above, as well as the reserves, as set forth below:

December, 31 2022
Accounting EBITDA	29,630,671
Non-recurring and/or non-cash items	(1,435,769)
Adjusted EBTIDA	28,194,902
Capex Maintenance (Sustain)	(5,631,234)
GCO = Adjusted EBTIDA - Capex Maintenance	22,563,668

Dividends (10%) - Art. 26, “c” of the Bylaws (iii)	2,256,367
Advance/interim dividends (i)	2,350,000
Additional dividends (ii)	(93,633)

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

(i)

On December 2, 2022, through a notice to shareholders, the distribution of interim dividends by the Company was approved, in the amount of R$2,350,000, at the rate of R$1.794780909 per share, considering the number of shares “ ex-treasury”, related to net income calculated in 2022. The payment of interim dividends was made on December 27, 2022, in Reais.

(ii)

The early payment of dividends related to 2022, in the amount of R$2,350,000, was imputed to the mandatory minimum dividends determined at the end of the year, in the amount of R$2,256,367, and includes the proposed additional dividend of R$93,633.

As disclosed in Note 1.2.2, on January 7, 2022 the Company approved the payment of interim dividends in the amount of R$1,000,000, paid on January 27, 2022, which were attributed to the mandatory minimum dividend for the year ended December 31, 2021.

As disclosed in Note 1.2.3, the Company approved on April 26, 2022, the payment of supplementary dividends in the amount of R$799,903, paid on May 13, 2022, which were allocated to retained earnings for previous years.

25.3	Reserves
25.3.1	Capital reserve

They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemptions, reimbursements and purchases of shares.

25.3.2	Income reserves

Reserves are constituted by the allocation of the Company’s profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:

(i)	Legal: measured based on 5% (five percent) of the net profit of each fiscal year as specified in Article 193 of Brazilian Law No.6,404/76, which shall not exceed 20% (twenty percent) of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increases, and aims to ensure the integrity of the share capital. For the year ended December 31, 2022, the balance of this reserve is R$1,404,099 (R$235,019 as at December 31, 2021).
(ii)	Capital increase: measured on the basis of up to 90% (ninety percent) of the remaining balance of the net income for the year, limited to 80% (eighty percent) of the share capital, pursuant to the Company’s bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure the Company has adequate operating conditions. For the year ended December 31, 2022, the balance of this reserve is R$19,732,050 (R$2,513,663 as of December 31, 2021).
(iii)	Special statutory: measured on the basis of up to 10% (ten percent) of the remaining balance of net income for the year, and aims to ensure the continuity of the semiannual distribution of dividends, up to the limit of 20% (twenty percent) of the share capital. For the year ended December 31, 2022, the balance of this reserve is R$2,192,442 and (R$279,344 as at December 31, 2021).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

(iv)	Tax incentives: it is measured as specified in Article 195-A of Brazilian Law No. 6,404/76, modified by Brazilian Law No. 11,638/07 and based on a proposal by the management bodies, it will allocate the portion of net income arising from donations or government grants for investment, which are excluded from the calculation basis of the mandatory dividend. Pursuant to Article 30 of Law No. 12,973/14 and Article 19 of Decree No. 1,598/77, the Company, based on the profit for the year, constituted its tax incentive reserve, including the incentives that: (i) were absorbed by a loss; (ii) would have been recognized in previous years, if profits had been recorded; and (iii) in the current year. For the year ended December 31, 2022, the balance of this reserve is R$879,278 (R$812,909 as of at December 31, 2021).

Due to the accumulated income reserves balance exceeds the limits established in the Company’s bylaws, the excess balance will be resolved at the next meeting.

25.4	Other reserves

These are changes that occur in shareholders’ equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

				Exchange
			Exchange	variation on
			variation	conversion of
			and fair	financial
	Debenture		value of	statements of
	conversion		financial	foreign	Deemed
	5th issue	Actuarial loss	assets	subsidiaries	cost	Total
Balances at December 31, 2020	(45,746)	(216,155)	6,511	207,130	2,178,204	2,129,944
Actuarial gain		78,964				78,964
Gain on conversion of financial assets and fair value			1,333			1,333
Gain on conversion of financial statements and on foreign investments				45,181		45,181
Partial realization of deemed cost, net of taxes					(140,515)	(140,515)
Balances at December 31, 2021	(45,746)	(137,191)	7,844	252,311	2,037,689	2,114,907
Actuarial loss		(7,608)				(7,608)
Loss on conversion of financial assets and fair value			(5,681)			(5,681)
Loss on conversion of financial statements and on foreign investments				(249,093)		(249,093)
Partial realization of deemed cost, net of taxes					(133,009)	(133,009)
Balances at December 31, 2022	(45,746)	(144,799)	2,163	3,218	1,904,680	1,719,516

25.5	Treasury shares

In the year ended December 31, 2022, the Company has 51,911,569 (12,042,004 as at December 31, 2021) of its own common shares held in treasury, with an average cost of R$40.84 (forty Brazilian Reais and eighty four cents) per share, with a historical value of R$2,120,324 (R$218,265 as at December 31, 2021) and the market corresponding to R$2,504,214 (R$723,845 as at December 31, 2021). This change is due to the May and July/2022 Repurchase Program. Additionally, on October 27, 2022, through material fact, the Company’s Board of Directors approved a new Repurchase Program of up to 20,000,000 of its own common shares (October/2022 Program), with a maximum term for carrying out the acquisition of up to 18 months.

On May 4, 2022, the Company’s Board of Directors approved the Repurchase Program (“May/2022 Program”) for up to 20,000,000 of its own common shares. The May/2022 Program ended on August 3, 2022, through which it repurchased all the shares provided for at the average cost of R$48.33 (forty-eight Brazilian Reais and thirty-three cents), with a market value corresponding to R$966,600.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

On July 27, 2022, the Company’s Board of Directors approved a new Share Repurchase Program (“July/2022 Program”) of up to 20,000,000 of its own common shares, with a maximum term for carrying out the acquisitions up to January 27, 2024. The July/2022 Program ended on September 27, 2022, through which it repurchased all the shares provided for at the average cost of R$46.84 (forty-six Brazilian Reais and eighty-four cents), with a market value corresponding to R$936,800.

The repurchase programs totaled R$1,903,400 in market value, plus transaction costs of R$1,024, with a total disbursement of R$1,904,424.

On March 31, 2022, the Company granted 130,435 common shares at an average cost of R$39.10 (thirty-nine Brazilian Reais and ten cents) per share, with a historical value of R$5,100, in compliance with the 2018 Program of the restricted shares plan (Note 22.2).

		Average cost	Historical	Market
	Quantity	per share	value	value
Balances at December 31, 2020	12,042,004	18.13	218,265	704,939
Balances at December 31, 2021	12,042,004	18.13	218,265	723,845
Realization in the restricted shares plan	(130,435)	18.13	(2,365)	8,156
Repurchase	40,000,000	47.61	1,904,424	1,904,424
Balances at December 31, 2022	51,911,569	40.84	2,120,324	2,504,214

25.6	Distribution of results

				Reserve
	Limit on	Distribution of results		balances
	share	December 31,	December 31,	December 31,	December 31,
	capital%	2022	2021	2022	2021
Realization of deemed cost, net of taxes		(133,009)	(140,515)
Tax incentive reserve		66,871	812,909	879,278	812,909
Legal reserve	20%	1,169,080	235,019	1,404,099	235,019
Capital increase reserve	80%	17,937,885	2,513,663	19,732,050	2,513,663
Special statutory reserve		1,993,098	279,295	2,192,442	279,344
Capital reserve				18,425	15,455
Unclaimed dividends forfeited		(2,308)
Reserve for the distribution of dividends			86,889		86,889
Proposed additional dividend		93,633
Proposed minimum mandatory dividends		2,256,367	913,111
		23,381,617	4,700,371	24,226,294	3,943,279

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

26.	EARNINGS (LOSS) PER SHARE
26.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	December 31,	December 31,	December 31,
	2022	2021	2020
Resulted of the year attributable to controlling shareholders	23,381,617	8,626,386	(10,724,828)
Weighted average number of shares in the year – in thousands	1,361,264	1,361,264	1,361,264
Weighted average treasury shares – in thousands	(31,043)	(12,042)	(12,042)
Weighted average number of outstanding shares – in thousands	1,330,221	1,349,222	1,349,222
Basic earnings (loss) per common share – R$	17.57724	6.39360	(7.94890)

26.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	December 31,	December 31,	December 31,
	2022	2021	2020
Resulted of the year attributed to controlling shareholders	23,381,617	8,626,386	(10,724,828)
Weighted average number of shares during the year (except treasury shares) – in thousands	1,330,221	1,349,222	1,349,222
Average number of potential shares (stock options) - in thousands	317	327
Weighted average number of shares (diluted) – in thousands	1,330,538	1,349,549	1,349,222
Diluted earnings (loss) per common share – R$	17.57305	6.39205	(7.94890)

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

27.	NET FINANCIAL RESULT

	December 31,	December 31,	December 31,
	2022	2021	2020
Financial expenses
Interest on loans, financing and debentures (1)	(3,648,330)	(3,188,654)	(3,275,618)
Early settlement premium expenses		(260,289)	(391,390)
Amortization of transaction costs (2)	(69,881)	(107,239)	(101,741)
Interest expenses on lease liabilities	(433,613)	(560,619)	(486,286)
Amortization of fair value adjustments	(18,887)	(5,543)	(38,826)
Other	(419,659)	(98,957)	(165,564)
	(4,590,370)	(4,221,301)	(4,459,425)
Financial income
Cash and cash equivalents and marketable securities	818,780	205,574	146,930
Amortization of fair value adjustments to business combinations		9,110	95,238
Other	148,230	57,872	85,307
	967,010	272,556	327,475
Results from derivative financial instruments
Income	11,969,288	5,582,352	7,283,864
Expenses	(5,207,721)	(7,180,014)	(16,706,546)
	6,761,567	(1,597,662)	(9,422,682)
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	3,949,020	(4,847,320)	(13,365,471)
Leases	186,241	(194,415)	(601,519)
Other assets and liabilities (3)	(840,668)	1,240,908	1,436,099
	3,294,593	(3,800,827)	(12,530,891)
Net financial result	6,432,800	(9,347,234)	(26,085,523)

1)	Does not include R$359,407 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado project for the year ended December 31, 2022 (does not include R$18,624 as at December 31, 2021).
2)	Includes expense of R$190 arising from transaction costs on loans and financing that were recognized directly in the statement of income (R$3,993 as at December 31, 2021).
3)	Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.

28.	NET SALES

	December 31,	December 31,	December 31,
	2022	2021	2020
Gross sales	59,550,424	48,479,827	35,663,758
Sales deductions
Returns and cancellations	(91,291)	(69,764)	(68,367)
Discounts and rebates	(7,459,520)	(5,717,412)	(3,830,267)
	51,999,613	42,692,651	31,765,124
Taxes on sales	(2,168,667)	(1,727,220)	(1,304,847)
Net sales	49,830,946	40,965,431	30,460,277

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

29.	SEGMENT INFORMATION
29.1	Criteria for identifying operating segments

The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through EBITDA.

The operating segments defined by the Company’s management are set forth below:

i)	Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.
ii)	Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are in Brazil.

29.2	Information of operating segments

	December 31,
	2022

	Pulp	Paper	Total
Net sales	41,384,322	8,446,624	49,830,946
Domestic market (Brazil)	2,665,746	5,858,892	8,524,638
Foreign markets	38,718,576	2,587,732	41,306,308
Asia	18,294,046	4,059	18,298,105
Europe	12,768,321	325,503	13,093,824
North America	7,055,625	608,734	7,664,359
South and Central America	592,360	1,641,277	2,233,637
Africa	8,224	8,159	16,383
EBITDA	26,098,309	3,532,362	29,630,671
Depreciation, depletion and amortization			(7,407,890)
Operating profit before net financial income (“EBIT”) (1)			22,222,781
EBITDA margin (%)	63.06%	41.82%	59.46%

1)	(“Earnings before interest and tax”).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

	December 31,
	2021

	Pulp	Paper	Total
Net sales	34,715,208	6,250,223	40,965,431
Domestic market (Brazil)	2,338,810	4,380,585	6,719,395
Foreign markets	32,376,398	1,869,638	34,246,036
Asia	15,952,786	43,961	15,996,747
Europe	10,477,292	318,666	10,795,958
North America	5,694,273	424,909	6,119,182
South and Central America	233,061	1,026,247	1,259,308
Africa	18,986	55,855	74,841
EBITDA	22,735,409	2,486,445	25,221,854
Depreciation, depletion and amortization			(7,041,663)
Operating profit before net financial income (“EBIT”) (1)			18,180,191
EBITDA margin (%)	65.49%	39.78%	61.57

1)	(“Earnings before interest and tax”).

	December 31,
	2020

	Pulp	Paper	Total
Net sales	25,578,265	4,882,012	30,460,277
Domestic market (Brazil)	1,609,449	3,358,186	4,967,635
Foreign markets	23,968,816	1,523,826	25,492,642
Asia	12,921,081	196,266	13,117,347
Europe	6,409,879	262,924	6,672,803
North America	4,340,956	263,328	4,604,284
South and Central America	184,590	723,603	908,193
Africa	112,310	77,705	190,015
EBITDA	13,646,228	1,569,946	15,216,174
Depreciation, depletion and amortization			(6,772,780)
Operating profit before net financial income (“EBIT”) (1)			8,443,394
EBITDA margin (%)	53.35%	32.16%	49.95%

1)	(“Earnings before interest and tax”).

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

29.3	Net sales by product

The following table set out the breakdown of net sales by product:

	December 31,	December 31,	December 31,
Products	2022	2021	2020
Market pulp(1)	41,384,322	34,715,208	25,578,265
Printing and writing paper(2)	6,912,984	5,107,960	3,891,002
Paperboard	1,421,338	1,091,588	935,047
Other	112,302	50,675	55,963
	49,830,946	40,965,431	30,460,277

1)	Net sales of fluff pulp represent approximately 0.8% of total net sales, and therefore were included in market pulp net sales. (0.7% as at December 31, 2021).
2)	Net sales of tissue represent approximately 2.3% of total net sales, and therefore were included in printing and writing paper net sales. (2.2% as at December 31, 2021).

With regard to the foreign market revenues of the pulp operating segment, China and the USA are the main countries in terms of net revenue, 42.12% and 14.08%, respectively, for the year ended December 31, 2022 (China and the USA represented 44.41% and 14.67%, respectively, on December 31, 2021).

With regard to the foreign market revenues of the paper operating segment, the USA, Peru and Argentina are the main countries in relation to net revenue, representing 23.49%, 9.04% and 19.81%, respectively, for the year ended December 31, 2021 (USA, Peru and Argentina represented 24.30%, 10.03% and 13.03% respectively, on December 31, 2021).

There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2022 and December 31, 2021.

29.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company’s cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set out below:

	December 31,	December 31,
	2022	2021
Pulp	7,897,051	7,897,051
Paper	119,332	119,332
	8,016,383	8,016,383

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

30.	INCOME (EXPENSES) BY NATURE

	December 31,	December 31,	December 31,
	2022	2021	2020
Cost of sales (1)
Personnel expenses	(1,467,896)	(1,174,460)	(997,080)
Costs of raw materials, materials and services	(11,463,862)	(8,731,670)	(7,533,152)
Logistics costs	(4,795,161)	(4,328,046)	(4,156,096)
Depreciation, depletion and amortization	(6,406,610)	(5,988,248)	(5,773,088)
Other	(687,759)	(393,164)	(506,915)
	(24,821,288)	(20,615,588)	(18,966,331)
Selling expenses
Personnel expenses	(244,681)	(219,590)	(205,636)
Services	(146,184)	(121,568)	(114,143)
Logistics costs	(1,065,416)	(947,551)	(852,562)
Depreciation and amortization	(951,626)	(944,361)	(905,880)
Other (2)	(75,287)	(58,652)	(96,431)
	(2,483,194)	(2,291,722)	(2,174,652)

General and administrative expenses
Personnel expenses	(1,039,733)	(984,513)	(862,308)
Services	(378,986)	(330,727)	(311,975)
Depreciation and amortization	(101,764)	(103,867)	(78,275)
Other (3)	(189,284)	(158,802)	(190,634)
	(1,709,767)	(1,577,909)	(1,443,192)

Other operating (expenses) income net
Rents and leases	2,164	3,321	4,303
Results from sales of other products, net	58,880	31,865	56,791
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net (4)	(509)	413,052	11,548
Result from fair value adjustments of biological assets	1,199,759	763,091	466,484
Depletion and amortization (5)	52,110	(5,187)	(15,537)
Tax credits - gains in tax lawsuits (exclusion of ICMS from the PIS/COFINS calculation basis) (6)	(1,324)	441,880
Provision for judicial liabilities (7)	(156,243)
Other operating income (expenses), net	(33,121)	45	7,561
	1,121,716	1,648,067	531,150

1)	Includes R$525,882 related to maintenance downtime, costing (R$227,562 as at December 31, 2021).
2)	Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
3)

Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation. As at December 31, 2021, includes R$25,285 and as at December 31, 2020, includes R$89,666 related to COVID-19 social actions.

4)	As at December 31, 2021 mainly represents the net gain on the sale of rural properties and forests to Turvinho and Bracell.
5)	Does not include R$18,887, related to the amortization of fair value adjustments recognized as financial expenses (Note 26) (R$5,543 as at December 31, 2021 and R$38,826 as at December 31,2020).

6)	As at December 31, 2021, refers to the recognition of (i) R$454,318, related to the tax credit and (ii) R$12,438 related to the provision for legal fees.

7)	Comparative period balances were classified as Cost of sales and General and administrative expenses.

at
Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2022 and 2021

31.	INSURANCE COVERAGE

The Company has insurance coverage for operational risks, with a maximum coverage of US$1,000,000 corresponding to R$5,517,700. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$104,354 as at December 31, 2022.

The Company’s Management considers these amounts adequate to cover any potential liabilities, risks and damage to its assets, and any loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses arising from forest fires.

The Company has a domestic transportation insurance policy with a maximum coverage of R$60,000 and international policy in the amount of US$75,000 corresponding to R$391,328, effective through May 2024, and renewable for an additional 18 months.

In addition, it has insurance coverage for civil responsibility of Directors and Executives (“D&O”) at amounts considered adequate by Management.

The assessment of the sufficiency of insurance coverage is not part of the scope of the examination of the financial statements by the independent auditors.

32.	EVENTS AFTER THE REPORTING PERIOD
32.1	STF decision – Effectiveness of final and unappealable tax decisions

On February 8, 2023, the Federal Supreme Court in Brazil concluded the judgment of Items 881 and 885, which discussed the effects of res judicata. Notwithstanding, considering the information available up to the date of preparation of these financial statements, the Company is not a party to any litigation related to a tax not being collected due to a past decision considered unappealable, therefore, the Company has no material adjustment due to the February 8, 2023 decision.

32.2	Treasury shares canceled

On February 28, 2023, the Company decided to cancel 37,145,969 common shares that were being held in treasury, without changing the share capital and against the balances of available earnings reserves. After the cancellation of shares, the share capital of R$9,269,281 is now divided into 1,324,117,615 common shares, all nominative, book-entry and without par value.

ITEM 19. EXHIBITS

No.	Description

1.1	Bylaws of Suzano, dated as of April 26, 2023.
2.1	Description of Securities.
3.1

English translation of the Suzano Shareholders’ Agreement dated as of September 28, 2017,as amended, by and among the Suzano Controlling Shareholders (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).

3.2

English translation of the Suzano Share Transfer Agreement dated as of September 28, 2017,as amended, by and among certain of the controlling shareholders of Suzano (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).

8.1	List of Subsidiaries.
11.1	Code of Ethics.
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †
15.1	Consent Letter of PricewaterhouseCoopers Auditores Independentes Ltda.
17.1	List of Subsidiary Issuers and Guarantor of U.S. Registered Securities
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

† This certification will not be deemed “filed” for purposes of Section 18 of the Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.

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

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, on April 27, 2023.

Suzano S.A.

By:	/s/ Walter Schalka
Name:	Walter Schalka
Title:	Chief Executive Officer

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial and
Investor Relations Officer