Form 20-F
period 2023-12-31
Suzano S.A.
filed 2024-04-26
CIK 909327

As filed with the Securities and Exchange Commission on April 26, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2023
Commission file number 001-38755

Suzano S.A.
(Exact name of Registrant as specified in its charter)

Suzano Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Professor Magalhães Neto, 1,752 10th Floor, Rooms 1009, 1010 and 1011 Salvador, Brazil 41810-012
(Address of principal executive offices)

Marcelo Feriozzi Bacci Chief Financial and Investor Relations Officer Telephone: +55 11 3503-9330 Email: ri@suzano.com.br Av. Brigadeiro Faria Lima, 1,355 - 7th Floor São Paulo, Brazil, 01452-919
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

	Trading Symbol	Name of each exchange on which registered:
Our common shares without par value*	SUZB3/SUZ	New York Stock Exchange*
American Depositary Shares, or ADSs,** each representing one of our common shares	SUZB3/SUZ	New York Stock Exchange
4.000% Notes due 2025, issued by Suzano International Finance B.V. (successor to Fibria Overseas Finance Ltd.)	FBR/25	New York Stock Exchange
5.500% Notes due 2027, issued by Suzano International Finance B.V. (successor to Fibria Overseas Finance Ltd.)	FBR/27	New York Stock Exchange
6.000% Notes due 2029, issued by Suzano Austria GmbH	SUZ/29	New York Stock Exchange
5.000% Notes due 2030, issued by Suzano Austria GmbH	SUZ/30	New York Stock Exchange
3.750% Notes due 2031, issued by Suzano Austria GmbH	SUZ/31	New York Stock Exchange
2.500% Notes due 2028, issued by Suzano Austria GmbH	SUZ/28	New York Stock Exchange
3.125% Notes due 2032, issued by Suzano Austria GmbH	SUZ/32	New York Stock Exchange

*    Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those common shares.
** Evidenced by American Depositary Receipts, or ADRs.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of stock of Suzano S.A. as of December 31, 2023 was:

1,324,117,615 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒
No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐
No ☒
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
Yes ☒
No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒
No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒
Accelerated filer ☐
Non-accelerated filer ☐
Emerging growth
company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Yes ☒
No ☐
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
US GAAP ☐
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
Yes ☐
No ☒

i

ii

iii

FORWARD-LOOKING STATEMENTS
This annual report includes forward-looking statements, mainly in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things:
•our management and future operation;
•the implementation of our main operational strategies, including our potential participation in acquisitions, joint venture transactions or other investment opportunities;
•general economic, political and business conditions, both in Brazil and in our principal export markets;
•industry trends and the general level of demand for, and change in the market prices of, our products;
•existing and future governmental regulation, including tax, labor, pension and environmental laws and regulations and import tariffs in Brazil and in other markets in which we operate or to which we export our products;
•the competitive nature of the industries in which we operate;
•our level of capitalization, including the levels of our indebtedness and overall leverage;
•the cost and availability of financing;
•our compliance with the covenants contained in the instruments governing our indebtedness;
•the implementation of our financing strategy and capital expenditure plans;
•the impact of the ongoing wars in Ukraine and in the Middle East, the economic sanctions imposed on Russia and their impact on the global economy, which are highly uncertain and difficult to predict;
•inflation and fluctuations in currency exchange rates, including the Brazilian real and the U.S. dollar;
•legal and administrative proceedings to which we are or may become a party;
•the volatility of the prices of the raw materials we sell or purchase to use in our business;
•our ability to comply with our ESG targets and commitments;
•the implementation of new technologies to mitigate operational risks or achieve our ESG targets and commitments;
•other statements included in this annual report that are not historical; and
•other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed in “Item 3. Key Information — D. Risk Factors.”
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

ABTCP	Brazilian Technical Association of Paper and Pulp, or Associação Brasileira Técnica de Papel e Celulose

ADR	American Depositary Receipts.

ADS	American Depositary Shares.

ANTAQ	Brazilian regulatory agency regulating aquatic transportation, or Agência Nacional de Transportes Aquaviários.

B3	B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo Stock Exchange.

BNDES	The Brazilian Development Bank, or Banco Nacional de Desenvolvimento Econômico e Social.

BNDESPAR	BNDES Participações S.A.

Brazilian Corporation Law	Brazilian Law No. 6,404/76, as amended.

CADE	Brazilian antitrust authority, or Conselho Administrativo de Defesa Econômica.

CDI	Interbank deposit certificate, or Certificado de depósito interbancário

COFINS	Contribution for the Financing of Social Security, or Contribuição para o Financiamento da Seguridade Social.

CMN	National Monetary Council, or Conselho Monetário Nacional

CONFAZ	National Board of Financial Policy, or Conselho Nacional de Política Fazendária.

CSLL	Social Contribution on Net Income, or Contribuição Social Sobre o Lucro Líquido.

CVM	Brazilian Securities Commission, or Comissão de Valores Mobiliários.

EMAP	Maranhão Port Administration Company, or Empresa Maranhense de Administração Portuária

Exchange Act	U.S. Securities Exchange Act of 1934, as amended.

FGTS	Government Severance Indemnity Fund for Employees, or Fundo de Garantia do Tempo de Serviço.

GHG	Greenhouse gas.

IBÁ	Brazilian Tree Industry, or Indústria Brasileira de Árvores.

IBAMA	Brazilian Federal Environmental Agency, or Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis.

ICMS	Tax on Sale of Goods and Services, or Imposto sobre Circulação de Mercadorias e Serviços.

IFC	International Finance Corporation.

INCRA	Brazilian Institute for Land Reform, or Instituto Nacional de Colonização e Reforma Agrária.

INPI	National Industrial Property Institute, or Instituto Nacional da Propriedade Industrial.

INSS	Social Security Contributions, or Instituto Nacional do Seguro Social.

IPCA	Inflation Rate Index for Consumer Goods, or Índice Nacional de Preços ao Consumidor Amplo.

IPI	Tax on Manufactured Products, or Imposto sobre Produtos Industrializados.

IRPJ	Corporate Income Taxes, or Imposto de Renda Pessoa Jurídica.

ISS	Tax on Services, or Imposto Sobre Serviços.

LGPD	Personal Data Protection Law, or Lei Geral de Proteção de Dados Pessoais

PFIC	Passive foreign investment company

PIS	Social Integration Program, or Programa de Integração Social.

PPPC	Pulp and Paper Products Council.

RFB	Brazilian Internal Revenue Service, or Receita Federal do Brasil.

Securities Act	U.S. Securities Act of 1933, as amended.

SUDENE	Superintendence for Development of the Northeast, or Superintendência do Desenvolvimento do Nordeste.

TJLP	Brazilian Long-Term Interest Rate, or Taxa de Juros de Longo Prazo.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We have prepared our consolidated financial statements as of December 31, 2023 and 2022, and for each of the three years ended December 31, 2023 included herein (our audited consolidated financial statements), in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB). The selected financial information should be read together with our audited consolidated financial statements, including the notes thereto.
Our functional currency and that of all our subsidiaries is the real, which is also the currency used for the preparation and presentation of our consolidated financial statements, except for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC, Celluforce, Woodspin OY and Spinnova OY. See note 3.2.7. to of our audited consolidated financial statements, included in this Annual Report.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.Financial Data
For a discussion of our financial and operating data as of and for the years ended December 31, 2023 and 2022, see “Item 5. Operating and Financial Review and Prospects.” For a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F for the year ended December 31, 2022.
Operational Data

	As at and for the year ended December 31,
	2023	2022	2021
Number of employees	20,907	18,543	16,679
Nominal production capacity (millions of tons)
Pulp	10.9	10.9	10.9
Paper	1.5	1.5	1.5
Sales volumes (thousand metric tons)
Domestic market pulp	700,823	751,212	796,708
Export market pulp	9,514,617	9,848,441	9,789,129
Total market pulp	10,215,440	10,599,653	10,585,837
Sales volumes (thousand metric tons)
Domestic market paper	923,512	951,276	922,909
Export market paper	367,785	354,788	371,338
Total market paper	1,291,297	1,306,064	1,294,247
Total sales volumes market paper and pulp	11,506,737	11,905,717	11,880,084
Special Note Regarding Non-GAAP Financial Measures
Our management uses certain non-GAAP measures as an additional measure of operational performance of our business.
A non-GAAP financial measure is any financial measure that is presented other than in accordance with all relevant IFRS Accounting Standards. We disclose our EBITDA and Adjusted EBITDA in this annual report, which are considered to be non-GAAP financial measures. EBITDA is calculated as Net income (loss) plus Net financial result, Income and social contribution taxes, and Depreciation, amortization and depletion. Our Adjusted EBITDA is defined as EBITDA as further adjusted to add or exclude:
(i) exceptional adjustments, such as COVID-19 - Social actions and operating expenses, initial acquisition costs relating to Kimberley Clark Brazil Tissue Operation, penalties for termination of a specific barge contract with Norsul and termination of packaging subsidiary;

(ii) non-cash adjustments, such as Accrual (reversal) of losses on ICMS credits, Extension of the PCHM concession, Fair value adjustment of biological assets, Income from associates and joint ventures - Biomas, Ensyn, F&E, Ibema, Spinnova and Woodspin, Income from associates and joint ventures - Recycling of other comprehensive income from Suzano Trading, Write off of the development contract advance program, and Write-off of wood inventory;
(iii) specific adjustments that by their nature and scope, do not reflect our operational performance for the specific period, in our management’s view. This includes The Losses or Gains on Realization (write-off of sale, scrap, loss, decommissioning, dismantling or property, plant and equipment inventory adjustment) of fixed, intangible and biological assets whose economic benefits are no longer obtained or that do not relate to the core business of the Company and Tax Credits resulting from the exclusion of ICMS in the PIS and COFINS calculation base in prior fiscal years. These are events that may recur from time to time, but our management believes that it is important for investors to review the operational performance of the Company’s business without potential distortions deriving from these events.
The non-GAAP financial measures described in this annual report are not a substitute for the IFRS Accounting Standards measures of net income or other performance measures. Our management believes that disclosure of our EBITDA and Adjusted EBITDA provide useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. For example, interest expense is dependent on the capital structure and credit rating of a company. However, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits and the differing jurisdictions in which they transact business. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation method (straight-line, accelerated or units of production), which can result in considerable variation in depreciation and amortization expenses between companies. Therefore, for comparison purposes, our management believes that our EBITDA and Adjusted EBITDA are useful measures of operating profitability because they exclude these elements of earnings that do not provide information about the current operations of existing assets.
Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore our presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies. Each of these non-GAAP financial measures are important measures to assess our financial and operating performance. We believe that the disclosure of EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts in their review of our operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IFRS Accounting Standards.

See below for a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA.

Adjusted EBITDA (R$ million)	2023	2022
EBITDA Reconciliation
Net income (loss)	14,106.4	23,394.9
(+/–) Net financial result	(5,780.9)	(6,432.8)
(+/–) Income and social contribution taxes	3,890.8	5,260.7
(+) Depreciation, amortization and depletion	7,321.1	7,407.9
EBITDA	19,537.4	29,630.7
Accrual (reversal) of losses on ICMS credits (1)	348.6	58.0
COVID-19 - Social actions and operating expenses (2)	—	0.2
Extension of the PCHM grant (1)	—	(7.7)
Fair value adjustment of biological assets(1)	(1,989.8)	(1,199.8)
Income from associates and joint ventures - Biomas, Ensyn, F&E, Ibema, Spinnova and Woodspin(1)	19.4	(48.3)
Income from associates and joint ventures - Recycling of other comprehensive income from Suzano Trading(1)	—	(236.1)
Kimberly Clark Brazil Tissue Operation (3)	25.2	—
Penalties for termination of the barge contract with Norsul (4)	49.7	16.0
Result from sale and disposal of property, plant and equipment and biological assets(5)	232.1	(19.4)
Tax credits - Exclusion of ICMS in the PIS and COFINS calculation base (6)	15.1	1.3
Termination of packaging subsidiary (7)	9.0	—
Write-off of the development contract advance program (1)	3.3	—
Write-off of wood inventory (1)	23.0	—
Adjusted EBITDA	18,273.0	28,194.9

(1)Non-cash adjustments
(2)Exceptional: Disbursements made for carrying out the social actions implemented by us and includes, mainly, expenses in the facilities units for the upgrading of cafeterias and workplaces, expansion of the frequency of conservation, cleaning, hygiene and maintenance of common areas, public transport with more space between passengers, distribution of masks and realization rapid tests on employees working in facilities units.
(3)Exceptional: Refers to the initial costs for acquiring the Tissue Kimberly Clark Brasil operation in 2023 being R$22,7 million referring to administrative expenses and R$2,4 million referring to commercial and other expenses.
(4)Exceptional: Refers to the penalties for contractual termination of a specific barge agreement. The impact of the termination of this specific agreement were accounted for in 2023 and 2022.
(5)Specific adjustment for losses or gains on realization (write-off of sale, scrap, loss, decommissioning, dismantling or property, plant and equipment inventory adjustment) of fixed, intangible and biological assets whose economic benefits may no longer be obtained or that do not relate to the core business of the Company.
(6)Specific adjustment for the total PIS and COFINS tax credits to be recovered recognized by the Company, following a decision by the Federal Supreme Court (STF) regarding the exclusion of ICMS (ICMS) of the PIS and COFINS calculation base. These amounts refer to tax credits for amounts paid in prior fiscal years.
(7)Exceptional: Refers to the termination of a packaging subsidiary.
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
In Brazil, some regions might have drought conditions during some seasons of the year, which could result in acute shortages of water and implementation of rationing to restrict usage. Some of our units are located in the affected areas and we cannot assure that our processes for efficient use of water and contingency plans will be able to avoid impacts from severe droughts or governmental measures to address drought conditions on our units’ operations, which could have an adverse effect on our business and results of operations.
We face significant operational risks that can result in the shutdown of our operations, which may adversely affect our financial condition and results of operations.
We face operational risks that may result in partial or temporary suspension of our operations and in loss of production. Such outages may be caused by factors associated with equipment failure, information system disruptions or failures (including due to cyber-attacks), accidents, fires, strikes, invasions, acts of war, armed conflicts, weather, exposure to natural disasters, regional water crisis, electricity power outages and chemical product spills, accidents involving water reservoirs, landfills, revocation of licenses, labor restrictions by pandemics, among other operational and environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to our property, assets and reputation, liability for damages to the environment and third parties, a decrease in production or an increase in production costs, any of which may adversely affect our financial condition and results of operations. Increasing geopolitical tensions and hostilities in connection with the ongoing conflicts in Ukraine and in the Middle East, and the trade and monetary sanctions that have been imposed in connection with those developments, have affected, and could affect, worldwide markets, cause turmoil in the global financial system and negatively impact our operations.
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

We depend on third-party suppliers and service providers for a significant portion of our wood, other essential raw materials and certain critical services.
Our wood resources are not sufficient to satisfy our production needs, and accordingly we seek additional wood supply from third parties through agreements to purchase standing forests or for purchases of wood delivered to our factories. Medium and long-term supply agreements with wood suppliers may vary between one to three forest cycles, each cycle lasting approximately seven years. Lease agreements or forest partnerships have an average term of 14 years. Wood price conditions are subject to cyclical and circumstantial variations of wood demand in the different regions where we operate. A material failure to obtain wood from third party suppliers or a material interruption in our current supply arrangements may result in a significant reduction in available wood for processing at our plants, which may adversely affect our production and, accordingly, our results of operations and financial condition.
In addition, we have few sources for certain raw materials and services that are essential for the production of pulp and paper, including fuel oil, bleached chemothermomechanical pulp, peroxide, natural gas and third-party industry technology (maintenance). We enter into medium and long-term supply agreements with such suppliers or service providers. Any significant reduction in the supply or increase in prices, on behalf of the relevant supplier or service provider, of any of these raw materials or services, as well as our inability to maintain the relationship or find suitable substitutes for these suppliers or service providers, could adversely affect our products’ mix, margin or availability and, consequently, our results of operations.
We cannot guarantee that our supplies and service providers will comply with all applicable laws and regulations relating to working conditions, sustainability, production chain assurance and appropriate safety conditions. Brazilian law may impose liability on us for improper practices of our supplies and service providers. If our suppliers or service providers engage in improper business practices (particularly improper or illegal environmental or labor practices), our business, results of operations and reputation may be adversely affected.
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

Additionally, the pulp and paper markets are served by numerous companies located in different countries. If we are unable to remain competitive against these producers in the future, our market share may be adversely affected. Other companies operating in the same segments may compete with us for acquisition and alliance opportunities. Strategic acquisitions or alliances by our competitors could affect our ability to enter into or consummate acquisitions and alliances that are necessary to expand our business. We may also face elevated costs associated with restructuring and financing in relation to acquisitions or strategic partnerships in comparison to our competitor companies. Companies that are better positioned to enter into acquisitions or alliances may benefit from preferable production costs, which may affect our competitiveness and market share.
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
Periods of limited or unavailable financing may increase our financial costs and restrict the terms or availability of market funding, potentially adversely impacting our operations.
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
Our activities are subject to extensive environmental regulation, including in relation to gas emissions, liquid effluents and solid waste management, reforestation and odor control, as well as maintenance of Land Reserve (Reserva Legal) and Permanent Preservation Areas (Área de Preservação Permanente). Our industrial and forestry activities also require periodic renewal of environmental permits.
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

In December 2015, several countries (including Brazil) signed the Paris Agreement, a new global environmental agreement adopting the Intended Nationally Determined Contributions, or INDCs, as the measures taken to reduce its emissions after 2020. The INDC that applies to Brazil provides for an increase in the share of sustainable biofuels and other sources of renewable energy in the Brazilian national energy mix, as well as zero deforestation, reforestation, forest restoration and enhancement of the native forest management. Considering the amplitude of the operation, we may be materially affected by more restrictive national or foreign environmental laws and regulations related to greenhouse gases and climate change, to the extent that such new laws or regulations may cause an increase in capital expenditures and investments to comply with such laws, and indirectly, by changes in prices for transportation, energy and other inputs. Both the regulations related to climate change and the changes in existing regulations, as well as the physical effects of climate change generally, could result in increased liabilities and capital expenditures, all of which could have a material adverse effect on our business and results of operations.
Failure to obtain, timely renew or maintain permits, licenses and concessions, grants and registrations necessary to develop our activities, as well as any cancellation thereof, could adversely affect our operations.
Our operations depend on the issuance of permits, licenses, concessions, grants and registrations from numerous federal, state and municipal agencies. In addition, obtaining licenses for certain activities, in which significant environmental impacts are expected, requires investments in conservation and/or recovery to compensate such impacts. We have permits, licenses, concessions, grants and registrations necessary to operate our factories, which usually have predetermined validity. In order to renew them, we must periodically report our compliance to the standards required by government agencies.
The expansion of our operations and/or changes in the current regulation may cause us to request for new permits, licenses, concessions, grants and registrations along with government authorities, and we cannot guarantee that we will be able to obtain them in a timely manner. The failure to obtain such permits, licenses, concessions, grants and registrations, or to obtain them in a timely manner, may delay the implementation of new activities, in addition to increase costs, and financial fines or sentences for payment of compensation.
In case we are fined and/or penalized for not obtaining, timely renewal or canceling our authorizations, licenses, grants and registrations, as well as for non-compliance with environmental legislation, our financial and operational results and our reputation may be adversely affected. In addition, non-compliance with applicable environmental legislation may result in partial or total shutdowns of our operational activities, which may also adversely affect our financial position and reputation.
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
According to market statistics (PPPC), Chinese demand represented 41% of the global market pulp demand in 2023 and 35% in 2022 (compared to 36% in 2021 and 39% in 2020), and this demand has increased at a compound annual growth rate of 8.0% since 2010, above the global average of 2.4%.

The outbreak of communicable diseases worldwide may lead to increased volatility in the global capital markets, impacting the trading market for the securities issued by us.
Outbreaks or potential outbreaks of diseases may have an adverse effect on global capital markets (including the capital markets in which our securities are traded), on the global economy (including the Brazilian economy) and on the price of our shares. Historically, pandemics, as well as regional or global epidemics and outbreaks, have affected sectors of the economy in countries where these diseases have spread, adversely impacting global commercial activity and contributing to significant volatility in the market. In light of our activities in the foreign market, such events or potential reactions and mandates from government authorities could cause disruption of regional and global supply chains and economic activity, including significant volatility in demand, which could adversely affect our operations and financial results. Prolonged closures, stoppages and shutdowns, if continuing, may disrupt our operations and the operations of our suppliers, service providers and customers and could materially, adversely affect our revenues, financial condition, profitability, and cash flows.
Further, additional waves of outbreaks — including new variants that are more or less aggressive and contagious — may occur, and the intensity of the economic slowdown resulting from actions taken or to be taken by government authorities in response to the pandemic are unpredictable, especially considering that both the severity of the disease and the action plan of local authorities will depend on various unknown factors.
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
Thus, our future financial performance will depend on the economic, political, environmental and social conditions of our main export markets (Europe, Asia and North America). As a result, factors that are beyond our control include:
•imposition of barriers to trade by certain countries to limit the access of Brazilian companies to their markets or even to subsidize local producers, particularly with respect to paper products, or the granting of commercial incentives in favor of local producers;
•changes in economic policies and/or conditions of the countries to which we export, which may affect our export capacity and, consequently, our business and operating results;
•logistics costs, including disruptions in shipping or reduced availability of freight transportation;
•significant fluctuations in global demand for pulp products, which could impact our sales, operating income and cash flows;
•the deterioration of global economic conditions, which could impair the financial condition of some of our customers or foreign suppliers, thereby increasing bad debts or non-performance by our foreign suppliers, as well as increasing our costs for financing and refinancing;
•changes in revenues due to variations in foreign currency exchange rates;
•controls on currency exchange; and
•adverse consequences deriving from the need to comply with more stringent regulatory requirements in foreign countries, including environmental rules, regulations and certification requirements.

Risks Relating to Our Company
Failure to meet our stakeholders’ expectations regarding ESG matters may and expose us to various risks.
There is an increasing focus of our customers, investors, regulators and other key stakeholders on environmental, social and corporate governance (ESG) matters. New regulations and standards have been approved in multiple jurisdictions and investors have been imposing specific requirements. Regulatory and industry standards and expectations from global forums and stakeholders relating to ESG matters, including with respect to internal controls, assumptions and estimates, are still evolving. As these standards and expectations evolve, our previously acceptable practices may become outdated. This results in increased expenses and increased management time and attention dedicated to ESG-related requirements. If our practices and policies fail to meet our key stakeholders’ expectations in respect of ESG matters, our revenue, ability access to capital and our reputation may be adversely impacted. We have publicly shared our ESG initiatives and goals, which makes us subject to enhanced scrutiny from our investors, regulators and the public in general. A number of risks and factors may prevent us from achieving these goals, including our ability to meet the key performance indicators required by our debt instruments with ESG targets. Our failure to make progress in these areas on a timely basis, or revisions of our initiatives and goals, could adversely affect our financial condition, employee retention, brand and reputation.
We may not be able to successfully implement our strategy relating to acquisitions, joint ventures or similar transactions or manage risks derived from these transactions.
As part of our business strategy, we may enter into mergers, acquisitions and divestment from time to time. We may not be able to identify targets for our acquisition strategy or to successfully implement our divestment strategy, to successfully negotiate or close our merger and acquisition transactions, including by not receiving required regulatory approval in Brazil or abroad, which may adversely impact our business strategy and the trading price of our securities.
We enter from time to time into strategic alliances, joint ventures, divestitures and other strategic partnerships in Brazil or other countries. Conflicts and disagreements with our partners or counterparties, unexpected events or changes in market conditions or failure to manage strategic alliances could adversely affect our results of operations and financial condition or prevent us from realizing expected gains of these acquisitions or alliances.
In addition, some of our assets may be controlled and managed by joint venture partners that may not fully comply with our standards, controls and procedures, including our health, safety, environment and community standards. Failure by any of our partners to adopt standards, controls and procedures equivalent to ours could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect our results and reputation.
We may not successfully integrate our acquired companies or capture the synergies expected from our mergers and acquisitions.
We may not be able to successfully integrate our acquired companies or to obtain synergies anticipated from our mergers or acquisitions. In particular, we may not be able to realize anticipated cost savings from combination of companies’ production facilities, or anticipated synergies from joint acquisitions of raw materials, sharing of improved production techniques and integration of administrative departments. If we fail to achieve the synergies from our mergers or acquisitions, our results of operations and financial condition and the trading price for our securities may be adversely affected. Even if we achieve the expected synergies eventual future mergers, we may not be able fully realize them within the anticipated timeframe.

We recorded a significant amount of goodwill and other intangible assets with determined useful life as a result of the Merger, which may be subject to impairment charges under certain circumstances in future periods in accordance with applicable accounting regulations and adversely affect our financial condition and results of operations or the trading price of our securities.
As of December 31, 2023, the value of our goodwill and other intangible assets with determined useful life relating to the Merger with Fibria were R$7,897.1 million and R$7,455.2 million, respectively. For further information, see note 16 to our audited consolidated financial statements, included in this Annual Report. Under IFRS Accounting Standards, goodwill and intangible assets with undetermined useful life are not subject to amortization and are tested annually to identify possible need for impairment, or more often if any event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets that have determined useful lives are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In addition, under IFRS Accounting Standards we are required to perform an impairment analysis of assets with undetermined useful life when the book value of our net assets exceeds our market capitalization. As a result, we may be required to record an impairment charge for goodwill or other intangible assets in future periods if required under IFRS Accounting Standards, which could lead to decreased assets and reduced net income. If a significant write down were required, the charge could adversely affect our financial condition and results of operations or the trading price of our securities.
The level of our indebtedness could adversely affect our financial condition and a material portion of our cash flow may need to be used to service our debt obligations, which could impair our ability to operate our business.
As of December 31, 2023, we had R$77.2 billion of total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures). We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to investors. Our indebtedness could, among other things: (i) require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities; (ii) increase our vulnerability to a downturn in general economic and industry conditions, and may make us unable to carry out capital spending that is important to our growth; (iii) limit, along with financial and other restrictive covenants in our debt instruments, our ability to incur additional debt or equity financing or dispose of assets; and (iv) decrease our ability to deleverage and place us at a competitive disadvantage compared to our competitors that have less debt.
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
Additionally, a default under our financial agreements that is not waived by the relevant creditors may result in an acceleration of the maturity of the outstanding balance of such debt and may also accelerate the maturity of other debt that benefits from cross-default or cross-acceleration provisions. For more information, see “Item 5. Operating and Financial Review and Prospects —Indebtedness.” If such events were to occur, our financial condition and share price could be adversely affected.

We operate under certain tax regimes in Brazil and abroad that may be suspended, cancelled or not renewed, any of which may adversely affect our financial condition and free cash flow generation.
We receive certain tax benefits by virtue of our investment projects in underdeveloped regions in Brazil such as SUDAM/SUDENE, which are covered by the Brazilian Internal Revenue Service, or Receita Federal do Brasil (RFB). We also benefit from tax incentives granted by states based on state laws. The program PROMARANHAO in the state of Maranhão and the program Desenvolve in the state of Bahia, published through Special Regime nº 004/2012 and Decree No. 18,270/18, respectively, are the most relevant ones for our operations. We cannot assure you that the tax incentives we currently benefit from will be maintained or renewed, particularly, but not exclusively, in light of deteriorating macroeconomic conditions that may lead to changes in current material incentives, such as the Regime Especial de Aquisição de Bens de Capital para Empresas Exportadoras, which is a special regime for the acquisition of capital goods by exporting companies, and Preponderante Exportador (i.e. RECAP and REIDI), among others. If such tax benefits are not effectively renewed, this could have a material adverse effect on our generation of net cash flow. In the event of constitutional challenges or if we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or cancelled, and we may be required to pay the taxes deferred in the last five years in full, plus penalties and interest, which may adversely affect us.
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
Our interpretation of international treaty provisions may differ from that of the Brazilian Federal Revenue Service (RFB). We filed a writ of mandamus in Brazil to enforce certain interpretations related to the Brazil-Austria Treaty. The trial court ruled in our favor, granting the writ and prohibiting the RFB from taxing the profits of the Austrian entity. This decision is subject to appeal, and we are awaiting the appellate court's decision. If the final ruling determines that the Brazil-Austria treaty does not prevent the RFB from taxing the profits of the Austrian entity, our financial position could be materially adversely affected.
In June 2023, Brazil adopted rules for a transfer pricing (TP) model aligned with the OECD’s guidelines. This new TP system is mandatory for all taxpayers starting January 1, 2024. As a result, the current transfer pricing practices between us and our Austrian entities has changed and may lead to a material impact on our financial condition and operational results.
Fluctuations in interest rates, as well as our inability to manage risks associated with the replacement of benchmark indices, could increase the cost of servicing our debt and negatively affect our overall financial performance.
Our financial results are affected by changes in interest rates, such as the Secured Overnight Financing Rate (SOFR) (wich was used to replace the London Interbank Offered Rate (LIBOR) in the respective operations), the Brazilian Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or CDI) and the Brazilian Long-Term Rate (Taxa de Longo Prazo, or TLP). The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, as it is an instrument for Brazilian Central Bank to manage inflation and pursuit its policies targets. The CDI rate was 11.65% p.a. as of December 31, 2023, while it was 13.65% p.a. and 9.15% p.a. as of December 31, 2022 and 2021, respectively. The TLP rate was 5.56% p.a., 5.23% p.a. and 4.10% p.a. as of December 31, 2023, 2022 and 2021, respectively.

A significant increase in interest rates may impact our ability to secure financing in acceptable terms and an increase in interest rates, particularly TLP, CDI, the Secured Overnight Financing Rate (SOFR), or the inflation rate index for consumer goods (IPCA), could have a material adverse effect on our financial expenses since a significant part of our debt (BNDES loans, debentures and Export Prepayment Facilities) is linked to those rates. On the other hand, a significant reduction in the CDI rate could adversely impact our financial revenues derived from investment activities, since a material portion of our cash is invested in Brazilian money market instruments that are linked to the CDI rate.
A failure of our information technology systems or automated machinery may interrupt our business and negatively impact our operations. We are exposed to external actions such as cyber-attacks, improper access of confidential information and disruption of our systems.
Our operations are heavily reliant on information technology systems to efficiently manage business processes. Therefore, disruptions to these systems may impact or even paralyze our business and negatively impact our operations. The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence, robotics, smart devices and remote working solutions. Additionally, we collect and store data, including proprietary business information, and may have access to confidential or personal information in certain activities of our businesses that is subject to privacy and security laws, regulations, and customer-imposed controls. Moreover, any failure of our systems or those of our third-party suppliers related to confidential information, caused by external cyber-attacks or internal actions, including negligence and misconduct of our employees, can negatively impact our reputation among competitors and external stakeholders (government, regulators, suppliers, and others).
Our third-party suppliers’ and our information technology systems may have vulnerabilities that may be impacted through external actions such as natural disasters, viruses, cyberattacks and other security breaches.
Damage to or disruptions to certain critical systems could have a materially adverse effect on our business results, including fines, customer liabilities or legal litigation.
Both we and our third-party suppliers may be subject to breaches of automation systems that can cause partial and temporary shutdowns of operations and unauthorized access to strategic information, in addition to changes or loss of relevant data. The costs associated with addressing these vulnerabilities and related issues may be significant, depending on the criticality and relevance of the information affected.
We cannot fully guarantee that our measures to deter unauthorized activities in our systems or the procedures adopted by third-party suppliers will protect us from certain types of attacks, which may have a material adverse effect on our business and reputation.
Any failure to adapt to or comply with recent global regulations on data privacy may adversely affect our results and reputation.
On August 15, 2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados – LGPD) came into force. The LGPD regulates the use of personal data in Brazil. The LGPD significantly transformed the data protection system in Brazil and is in line with recent European legislation (the General Data Protection Regulation, or GDPR) to which we are also subject. The current privacy and personal data protection laws or regulations establish detailed rules for the collection, use, processing and storage of personal data.
The LGPD, in common with other applicable global regulations, will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, both in the digital and physical environment. Pursuant to these laws, security breaches that may result in significant risk or damage to personal data must be reported to the data protection authorities (DPA) of each jurisdiction, within a reasonable time period. In light of the privacy and personal data protection laws, our practices related to personal data processing may undergo significant changes, generating additional costs to us due to the need to adapt such processing to the legal requirements and the applicable DPA’s guidelines.

Failure to comply with these laws may result in administrative sanctions and litigation. As a result, failure by us to adhere to the laws enacted or approved in different jurisdictions in which we operate could adversely impact our business, financial condition or results of operations.
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
In addition, credit rating is sensitive to any change in Brazilian sovereign credit ratings. The credit ratings of the Brazilian sovereign were downgraded in 2016 and 2018 and, despite of a upgrade of the credits ratings in 2023, are no longer investment grade according to the methodologies of the major global rating agencies. Any further decrease in Brazilian sovereign credit ratings may have additional adverse consequences on our ability to obtain financing or our cost of financing and, consequently, on our results of operations and financial condition.
Unfavorable outcomes in litigation may negatively affect our results of operations, cash flows and financial condition.
In the ordinary course of our business, we and our officers are, and may become, party to numerous tax, civil (including environmental) and labor disputes involving, among other remedies, significant monetary claims. An unfavorable outcome against us may result in our being required to pay substantial amounts of money, which could materially adversely affect our reputation, results of operations, cash flows and financial condition. Additionally, the amounts provisioned for legal proceedings may increase and existing provisions may become insufficient due to unfavorable outcomes in disputes against us. For more information on tax, civil (including environmental), labor and other proceedings, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”
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
Organized social movements in Brazil advocate for agrarian reform and the redistribution of property, often engaging in irregular occupations in rural areas. In addition, taking advantage of the cover provided by social movements, other groups also illegally occupy rural properties through fraud or other criminal actions. Such occupations when in our operations areas may interrupt our forestry or industrial activities and, consequently, negatively affect our productive and operational results.
Land conflicts can also cause a series of risks to the integrity of our employees who work in the field, possible damage to areas of high environmental value such as Permanent Preservation Areas and buffer zones of Environmental Conservation Units, in addition to reputational damage.
We actively engage in negotiations with state or federal governments and social movements as an alternative approach, in addition to safeguarding our property rights within legal frameworks. The aim is to find permanent solutions for existing unauthorized occupations and prevent the occurrence of new ones.
In Brazil, with limited exceptions provided by law, only the Union, States, Municipalities, Federal District, and Territories have the authority to directly engage in the expropriation of land. Typically, the expropriation of rural areas arises from a failure to fulfill the social function of the property, which is a fundamental principle of property rights in Brazil. If a property owned by us is expropriated, our equity may be negatively impacted, as there is no guarantee that the compensation provided by the government will be sufficient to cover our losses. A significant risk associated with this scenario is that the financial compensation offered by the governments may prove to be inadequate, or we may be compelled to accept compensation in the form of public debt securities, which have limited liquidity.
The deterioration in labor relations with employees could adversely affect us.
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
We account for our derivative instruments at fair value, in accordance with IFRS Accounting Standards. The fair value of such instruments may increase or decrease due to fluctuations in currency exchange rates or interest rates, among others, prior to their settlement date. We may incur losses due to these market risk factors. Fluctuations may also result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, acts of war, terrorism, among others.
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
As part of our strategy, we may decide to expand our existing production facilities or build new production facilities. The expansion or construction of a production facility involves various risks, such as engineering, construction, operational systems, integration with the existing mill on brownfield projects, regulatory and other expected or unexpected significant challenges. These risks delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion or new construction project subject to risks, including:
•we may either not be able to complete any expansion or new construction project on time or within the expected budget or be required by market conditions or other factors to delay the initiation of construction or the timetable to complete new projects or expansions, including adverse weather conditions, natural disasters, pandemics, fires, delays in supply, inputs or labor and accidents that impair or prevent the development of ongoing projects;
•our new or modified facilities may not operate at designed capacity, ramp up its learning curve as planned or may cost more to operate than we expect;
•we may not be able to sell our additional production at competitive prices;
•we may not have cash, or be able to acquire financing, to implement our growth plans;

•variations on exchange rate or product price may decrease significantly generated value by expansion project or new facilities;
•climate changes could affect our forest base for new projects or brownfield, and significantly increase our wood cost;
•we may have a negative impact on existing mills that can result on operational instability;
Any of the above events could have a negative impact in our business and financial and operating results.
Our insurance coverage may be insufficient to cover our losses, especially in case of damage to our planted forests, which may cause a material adverse effect on our results and financial condition.
Our insurance coverage, including the general third party liability, may be insufficient to cover losses to our forests, mills, dams, hydroelectric plants and other operating facilities for accidents, operational risks and international and domestic transportation if we suffer any catastrophic claim or if there is a particular clause excluding the coverage. In addition, we do not maintain insurance coverage against wars, unforeseeable fortuitous events, force majeure, interruption of certain activities, including due to pandemics, as well as fire, thefts, pests, diseases, droughts and other risks to our forests. The occurrence of losses or other liabilities that are not covered by insurance, due to the limited extent of the insurance coverage, losses that exceed the limits of our insurance coverage or any other reason that prevents reimbursement or indemnification, could result in significant and unexpected additional costs, our ability to operate and/or shortage of wood supply, which may affect our production. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See “Item 4. Information on the Company—Business Overview—Insurance.”
Risks Relating to Brazil
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may materially and adversely affect us, our activities and the trading prices of our shares.
We conduct a substantial amount of our operations in Brazil, and we sell part of our products to customers in the Brazilian market. For the year ended December 31, 2023, 22.3% of our net revenues were derived from Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations or financial condition.
The Brazilian economy has been characterized by frequent, and occasionally drastic, interventions by the Brazilian federal government, which have often changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian federal government’s actions to control inflation and other policies have often involved wage and price controls, depreciation of the real, changes in tax policies, controls on remittances abroad, fluctuations of the Central Bank of Brazil’s base interest rate, as well as other measures. We have no control over, nor can we foresee, any measures or policies that the Brazilian federal government may adopt in the future. We may be materially adversely affected by changes in the policies of the Brazilian federal government, in addition to other general economic factors, including, without limitation:
•political, economic and social instability;
•monetary policies;
•political elections;
•inflation;
•exchange rate fluctuations;

•exchange controls and restrictions on remittances abroad;
•tax policy and amendments to the tax legislation;
•interest rates;
•liquidity of domestic and foreign capital and lending markets;
•government control of the production of our products;
•restrictive environmental and real estate laws and regulations; and
•other political, social and economic policies or developments in or affecting Brazil.
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
On December 20, 2023, Constitutional Amendment (EC) No. 132 was enacted, establishing a Tax Reform on consumption. Various aspects of the Reform, including the rates of new taxes, are still pending regulation through infraconstitutional legislation, which must be submitted to the National Congress for review within 180 days.
The Reform adopts a Value Added Tax (VAT) model with dual competencies, consisting of a federal tax (Contribution on Goods and Services - CBS) and a subnational tax (Tax on Goods and Services - IBS), which will replace the existing PIS, COFINS, ICMS, and ISS taxes.
Additionally, a Selective Tax (IS) has been introduced under federal jurisdiction, targeting the production, extraction, commercialization, or importation of goods and services detrimental to health and the environment, as defined by the LC. A transition period is set from 2026 to 2033, during which both the old and new tax systems will coexist. The full effects of the Reform on the calculation of the aforementioned taxes, starting from the transition period, will become clear only after the enactment of the required subordinate legislation.
The Brazilian federal government still maintains on its agenda the willingness for (i) revoking the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions and (ii) decreasing import tax (which would increase competition and the role of international competitors), both of which could impact on our ability to pay future dividends. Any purported tax reform or change in fiscal policies, if proposed and implemented, may also significantly impact our business. If there is a tax reform or any changes in applicable laws and regulations that alter the applicable taxes or tax incentives/special regimes, either during or after their terms of validity, our business and results may be affected.
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
As a result of inflationary pressures in past years, the Brazilian real had periodically devalued in relation to the U.S. dollar and other foreign currencies. In the last two years, the increase of interest rates in Brazil has led to a higher carry level, resulting in an appreciation of the Brazilian real in relation to the U.S. dollar. The Brazilian federal government has in the past implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. There can be no assurance that the real will not depreciate or be devalued again against the U.S. dollar or against any other foreign currency.
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
In addition, although our public float represented 51.8% (excluding Treasury Shares) of our total capital float as of December 31, 2023, only 3.7% were represented by ADSs. Our controlling shareholders (including related parties and management) hold 47.0% of our stock. Any potential sale by these shareholders could adversely affect the market price of our securities.
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
The ADSs benefit from the certificate of foreign capital registration, which permits our depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. The conversion of ADSs directly into ownership of the underlying shares is governed by CMN Resolution No. 4,373/2014, and foreign investors who intend to proceed with such conversion are required to appoint a representative in Brazil for purposes of Annex I of CMN Resolution No. 4,373/2014, who will be in charge of keeping and updating the investors’ certificates of registrations with the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”), pursuant to the procedure provided for CVM Resolution No. 13, of November 2020.
which entitles registered foreign investors to buy and sell directly on B3. These arrangements may require additional expenses from the foreign investor. Moreover, if such representatives fail to obtain or update the relevant certificates of registration, investors may incur additional expenses or be subject to operational delays which could affect their ability to receive dividends or distributions relating to the shares or the return of their capital in a timely manner.
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
Holders of ADSs may not be able to exercise the preemptive rights relating to our shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not required to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.
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
Our activities began in 1924, when Leon Feffer, our founder, first entered the paper business to resell national and imported paper used for business cards, writing pads and stationery. In the late 1930s, with the purchase of its first machine, the Suzano Group began to produce its own paper. In the 1950s, Companhia Suzano de Papel e Celulose (“Companhia Suzano”) was formed, becoming what we believe to be the first global industrial-scale producer of eucalyptus pulp. In the mid-1960s, Companhia Suzano became the first paper producer to use 100% eucalyptus pulp in the production of printing and writing paper, according to “The History of the Pulp and Paper Industry in Brazil” (“A História da Indústria de Celulose e Papel no Brasil”), published by the Brazilian Technical Association of Paper and Pulp (Associação Brasileira Técnica de Papel e Celulose), or the ABTCP, in 2004. Today, we believe we are the world’s largest producer of market pulp, with an aggregate installed capacity of 10.9 million metric tons of eucalyptus pulp per year and a broad and diversified forest base.
In 1987 Companhia Suzano incorporated Bahia Sul S.A. (“Bahia Sul”), a joint venture between Companhia Suzano and Vale S.A. In 1992, we were granted registration as a publicly traded company by CVM. In early 2001, Companhia Suzano acquired all shares of Bahia Sul previously held by Vale, becoming the holder of 100% of the voting capital of Bahia Sul and 73% of its total share capital. At the same year, the management of Bahia Sul was unified with Companhia Suzano’s management, aiming to obtain synergies to implement a solid growth strategy in the paper and pulp sector.
In September 2002, Companhia Suzano and Bahia Sul carried out a reorganization, which resulted in an increase in Companhia Suzano's equity in the total share capital of Bahia Sul to 93.9%. In June 2004, as part of the corporate restructuring process, it was approved the merger of Companhia Suzano on Bahia Sul.
In 2004, we joined Level 1 Corporate Governance of B3 to enhance transparency and accountability to shareholders. And in 2006, our name was changed to Suzano Papel e Celulose S.A.
In 2015, we started the production of fluff pulp and announced investments in the tissue segment.
In December 2018, we started trading our Level II ADRs, in accordance with the program approved by the CVM. The Bank of New York Mellon is acting as our depositary bank in the United States, responsible for issuing the respective depositary shares, at the ratio of one ADS for one common share. We are subject to reporting requirements under the Exchange Act and are required to file with the SEC, or furnish to the SEC, reports and other information.
In January 2019, we acquired Fibria Celulose S.A. (“Fibria”) and became the world’s largest producer of market pulp, with an aggregate installed capacity of 10.9 million metric tons of eucalyptus pulp per year and a broad and diversified forest base.
In October 2021, our board of directors approved the construction of a new pulp production mill with a nominal capacity of 2,550,000 tons of eucalyptus pulp per year, to be located in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul, known as Cerrado Project. We estimate that the new plant will start operating until June 2024. The Project Cerrado represents an important development in our long-term strategy, contributing to the expansion of its structural competitiveness, meeting the growing demand for hardwood pulp, and to our evolution in sustainability.

In June 2022, we launched "Suzano Ventures," a global corporate venture capital initiative with a US$70 million investment. With this initiative, we aim to accelerate the process of open innovation and become a global platform to encourage entrepreneurship around solutions for the bioeconomy based on planted forests. The focus of Suzano Ventures' investments are on (i) cellulosic biomass technologies and applications, (ii) cellulosic packaging, (iii) agrotechnology companies that accelerate agroforestry productivity and (iv) carbon capture, measurement and management, in businesses in the Pre-Seed to Series A phases.
In November 2022, we, along with Itaú Unibanco, Marfrig, Rabobank, Santander and Vale announced the creation of "Biomas", a new company focused entirely on the restoration, conservation and preservation of forests in Brazil. The company’s mission is to restore and protect, over the next 20 years, four million hectares of native forest in some of Brazil's most valuable ecosystems, including the Amazon, Atlantic Forest and Cerrado biomes.
In June, 2023, we completed the purchase of Kimberly-Clark's Tissue business and became the Brazilian market leader in the toilet paper segment with 24% of the toilet paper market in terms of transaction value. The acquisition involved a factory located in Mogi das Cruzes (SP), which contractually provides for an installed capacity of approximately 130 thousand tons per year for manufacturing, marketing, distribution and/or sale of tissue products in the country, including ownership of the brand.” NEVE”, bringing to us a complementarity of brands, product categories and geography.
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
There are two types of wood pulp: hardwood pulp and softwood pulp. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch, acacia, maple, oaks, beech trees and poplars, which have shorter fibers. Short fiber is generally best suited for the manufacture of products that require smoothness, brightness, uniformity and absorption properties, such as coated and uncoated printing and writing paper, tissue paper, specialty papers as image paper and décor laminate paper as well as packaging paperboard. Softwood pulp is produced using softwood trees (e.g. pine, spruce and fir) and is generally best suited for the manufacture of products that require greater durability and strength, such as kraftliner, newsprint, catalogues, boards, lightweight coated paper and tissue. However, paper producers may also substitute fibers used in the paper manufacturing process according to market availability by applying further processing, as refining mechanical treatment. The substitution depends on the raw materials and equipment available and the specifications of the final product. Pulp can be produced by integrated paper producers or by market pulp producers who sell the pulp to non-integrated or semi-integrated paper producers. In 2022, approximately 37% of global pulp virgin fiber consumption was “market pulp” (Hawkins Wright – The Outlook for Market Pulp (August 2023)); that is, pulp sold by pulp mills and bought by paper mills. We produce pulp for our own paper production (integrated pulp) and to sell to other papermakers (market pulp). We produce only hardwood pulp from our renewable forests of planted eucalyptus trees. Eucalyptus pulp is widely accepted among producers of printing and writing paper, specialty papers and tissue papers worldwide because of its properties and cash production cost, and it has represented an increasing percentage of the world production of hardwood pulp. Eucalyptus trees in Brazil have a shorter growth cycle than other hardwood trees (approximately seven years in Brazil) and higher yield per planted hectare.

Brazil’s competitive advantage is driven by the fact that Brazil has the fastest tree growth rates in the world and the highest productivity rate. Thus, we believe that we are among Brazilian pulp producers that have the lowest production cost in the global market.
The key drivers of global virgin pulp demand growth are packaging, tissue and special paper. According to Hawkins Wright these grades presented a production compound annual growth rate (CAGR) from 2010 to 2022 of 6.5%, 5.1% and 2.5%, respectively.
Paper consumption in China has been the main driver of demand growth over the past years. According to PPPC, global demand for pulp (including softwood pulp and hardwood pulp) and for tissue is expected to continue increasing in the following years.

Source: Pulp and Paper Products Council – PPPC S&D (December 2023).

Source: Pulp and Paper Products Council – PPPC S&D (December 2023).

Source: Pulp and Paper Products Council – PPPC (Fall 2023).
According to Hawkins Wright, in 2023, we were among the top ten market pulp producers in terms of capacity, with a combined 14% market share of chemical market pulp capacity.

Source: Hawkins Wright, December 2023.

Source: Pulp and Paper Products Council – PPPC S&D (December 2023).
Our Company
With 100 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, we were the largest producer of eucalypt pulp in the world and virgin market pulp in the world in 2022. As other Brazilian eucalyptus pulp producers, we have one of the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.
We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 43% of the printing and writing paper and 27% of the paperboard produced in Brazil in 2023.
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
After we completed the acquisition of Kimberly-Clark's Tissue business, our structure also includes a tissue facility in the state of São Paulo (Mogi das Cruzes unit).
We own one of the largest distribution structures for paper and graphic products in South America, maintain a office in China and have subsidiaries in the United States, Switzerland, Argentina, and Austria.
Our eucalyptus pulp production satisfies 100% of our requirements for paper production, and we sell the remaining production as market pulp. As of December 31, 2023 our total eucalyptus pulp installed capacity was 11.9 million tons per year. The scale of our production capacity, the proximity of our planted forests to our mills and the integration of our pulp and paper production process allow us to benefit from substantial economies of scale and low production costs.

Our Limeira, Suzano, Rio Verde and Jacareí mills are located near the city of São Paulo, the largest consumer market in Brazil according to data from IBÁ and RISI. These mills are located approximately 150 km from the port of Santos, an important export hub. They can supply both domestic and international markets in a competitive manner.
Our Mucuri and Aracruz units are focused primarily on export markets. Mucuri is located approximately 250 km from Portocel, a port specialized in exporting pulp located in the state of Espírito Santo, in which Suzano holds a 51% stake, while Aracruz is located only three km from Portocel.
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
Pulp and Paper
We manufacture a diverse range of eucalyptus pulp and paper products, including pulp utilized in our paper production processes and market pulp. Our sales encompass both domestic market and international. Our product portfolio includes coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp, and fluff pulp. Specifically within the printing and writing paper category, we offer various sizes and shapes, including cut paper for general purposes (cut-size), folio size, and reels. Our sales are not concentrated in any specific customer, in either the Brazilian or the export markets. As of December 31, 2023, one of our customers was responsible for 10.3% of the net sales of pulp segment (10.7% on December 31, 2022) and no customer was responsible for more than 10.0% of the net sales of paper segment on December 31, 2023 and 2022.
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
The management of our forests is the base that sustains our business, based on the planting and management of renewable forests, targeting of a competitive supply of wood through long-term planning and development and application of genetic improvements. As of December 31, 2023, we owned or leased approximately 2.9 million hectares of land, of which approximately 1.5 million hectares were used for eucalyptus cultivation and 1.2 million for forestry reserves, ensuring compliance with Brazilian law that determines the percentage of area required for legal and permanent preservation reserves, located mainly along the rivers. Remaining 0.2 million hectares are related to other uses such as roads. Our production units are in compliance with or exceed environmental standards – both Brazilian and international – for the production of pulp and paper.

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
Bleaching. To produce bleached pulp the unbleached pulp is submitted to a chemical bleaching process. The bleaching process promotes further selective delignification and increases brightness of the fibers. This process consists of a series of medium-consistency bleaching stages in towers. In each bleaching tower a different mixture of bleaching agents is applied and after each stage, the pulp is washed. Three or four bleaching stages are required to obtain a fully bleached pulp. Our modern and low environmental impact bleaching processes are elemental chlorine free (ECF). The bleaching process is designed to be harmless and utilizes chlorine-dioxide, sulfuric acid, caustic soda and oxygen peroxide and does not use elemental chlorine. At the end of the bleaching stages, the diluted bleached pulp, in its fluid state, is pumped to storage towers. Thereafter, the bleached pulp may be transferred directly to integrated operations in our own paper production or tissue paper facilities. We produce paper in the Mucuri, Suzano and Limeira mills and also supply slushed pulp to integrated paper producing customers in Jacareí (Ahlstrom) and Três Lagoas (Sylvamo Corporation). Our tissue paper production takes place in the Mucuri and Imperatriz mills. The majority of bleached pulp is, however, sold as raw material after drying in big capacity drying machines and converted to bales. In the Suzano mill, we are also producing dried pulp in rolls for fluff applications.

Paper and Tissue Paper Manufacturing
We produce (i) uncoated woodfree printing and writing paper at our Mucuri unit, Limeira unit, Suzano unit and Rio Verde unit; (ii) coated woodfree printing and writing paper at our Suzano unit and Limeira unit; (iii) paperboard at our Suzano unit and (iv) tissue papers at Mucuri, Maracanau, Cachoeiro do Itapemirim, Imperatriz, Mogi das Cruzes and Belém. We start the paper production process by sending the pulp to refiners, which increases the fibers’ resistance. The pulp slurry is then fed into the paper mill, where it is mixed with fillers and additives to provide the necessary properties required by paper grade and the end users. These additives include synthetic sizing, precipitated calcium carbonate, optical dyes, and others. During the paper and paperboard production, the sheet is formed, pressed and dried in a continuous process. At the end of the process, jumbo rolls are obtained and then converted into reels, folio sheets or cut-size paper. In the case of coated paper, the paper receives additional surface treatments with coating and additional drying before converting to reels or sized papers. Tissue papers are produced in dedicated tissue machines. Different from other paper machines, the tissue ones seek for other characteristics like softness, bulk and absorption. Tissue paper production requires very little additives and mechanical preparation of the fibers (refining) in special parameters, normally low intensity. Tissue papers are produced in dedicated tissue machines, different from other paper machines and seek for other characteristics like softness, volume and absorbance. Tissue paper production requires very little additives and mechanical preparation of the fibers (refining). The produced tissue paper mother rolls can be converted on site, converted in dedicated conversion units or sold.
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
Pulp Sales
Pulp Sales
In the years ended December 31, 2023, 2022 and 2021, we sold 10.2 million tons, 10.6 million tons and 10.6 million tons of pulp as market pulp, respectively, of which 6.9%, 7.1% and 7.5% was sold in the Brazilian domestic market and 93.1%, 92.9% and 92.5% was sold in the export market.
The following table sets forth our Brazilian domestic and export sales of pulp for the periods indicated.

	For the year ended December 31,
	2023	2022	2021
	(in tons)
Suzano’s pulp sales volume
Brazilian	700,823	751,212	796,708
International	9,514,617	9,848,441	9,789,129
Total	10,215,440	10,599,653	10,585,837

Pulp Net Sales
The table below sets forth our pulp net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2023		2022		2021
	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Pulp net sales by geographic region
Brazil	2,144.2	7.0	2,665.7	6.4	2,338.8	6.7
Exports	28,450.0	93.0	38,718.5	93.6	32,376.4	93.3
Asia	13,588.0	44.4	18,294.0	44.2	15,952.8	46.0
Europe	8,701.0	28.4	12,768.3	30.9	10,477.3	30.2
North America	5,602.0	18.3	7,055.6	17.0	5,694.3	16.4
Others	559.0	1.8	600.6	1.5	252.0	0.7
Total	30,594.2	100.0	41,384.2	100.0	34,715.2	100.0
Pulp Customers
In 2023, most of our sales were made under contracts to customers with whom we have a long-term relationship in the Brazilian and export markets. Most of our customers are tissue, printing and writing and specialty paper producers that value the high-quality pulp produced and the reliability of supply provided by us. The majority of deliveries to final customers during last year were made from our overseas terminals in the United States, Europe, – and direct shipments to Asia.
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
We have a diversified customer base for its pulp products. Our customers generally purchase their products using credit provided by us. We believe we have a good knowledge base to manage our credit risk portfolio through financial (letters of credit and insurance) and non-financial instruments (guarantees).
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

The table below sets forth our paper net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2023		2022		2021
	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Paper net sales by geographic region
Brazil	6,719.0	74.0	5,858.9	69.4	4,380.6	70.1
Exports	2,358.0	26.0	2,587.7	30.6	1,869.7	29.9
Central and South America(1)	1,437.0	15.8	1,641.3	19.4	1,026.2	16.4
North America	476.0	5.2	608.7	7.2	424.9	6.8
Europe	302.0	3.3	325.5	3.9	318.7	5.1
Others	143.0	1.6	12.2	0.1	99.9	1.6
Total	9,077.0	100.0	8,446.6	100.0	6,250.3	100.0

(1)Excludes Brazil.
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
Similarly, the pulp industry seasonality pattern has been historically correlated with paper production. World paper production normally increases by the end of the summer vacations in the northern hemisphere, as well as during the Christmas and New Year holidays. In Brazil, specifically, paper demand increases in the second half of the year, mainly due to the production of notebooks and books for the beginning of a new school year, which begins in February, and, in some years, governmental programs such as the National Didactic Book Program (Programa Nacional do Livro Didático) purchases.
Compared to the pulp market, paper market has a larger number of producers and consumers and greater product differentiation. Although the price of paper is cyclical and historically tied to the price of pulp, with a slight time difference, it is generally considered less volatile than the pulp price. The main factors affecting the price of paper are economic activity, ability to expand production and fluctuation in exchange rates.
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
The management of our planted forests is a key resource for wood. For further information, see “Item 4.—Business Overview—Our Company—Pulp and Paper—Planting and Harvesting Forests.”
Energy
Our energy matrix is predominantly renewable, with biomass (classified as an energy resource in the forest energy biomass categories) serving as the primary source. The majority of our energy generation is derived from black liquor, a by-product of the pulp manufacturing process, produced through the kraft chemical recovery process utilized in our mills. This black liquor is burned in chemical recovery boilers, contributing significantly to our steam generation.
As secondary energy sources, we utilize bark, wood chips, and wood waste in our processes. These materials are used as complementary fuels to meet the energy requirements of our operations and are burned in auxiliary boilers. Consequently, our chemical recovery process enables us to generate energy in an environmentally friendly manner.
A substantial portion of our energy consumption is supplied by our own electricity generation. Several of our industrial plants are self-producers of energy, consuming the energy generated on-site and exporting surplus energy to the Brazilian national grid. The plants that produce 100% of the energy they consume include Mucuri (BA), Imperatriz (MA), Três Lagoas (MS), and Veracel (BA).
Surplus energy from self-producing plants is allocated to other locations with energy deficits through contracts accounted for at the CCEE (Brazilian Energy Compensation Chamber).
We have undergone the certification process to issue the I-REC (International REC Standard) based on the renewable energy generated by the Três Lagoas (MS) industrial unit. This certificate represents the renewable generation attributes of one megawatt-hour (MWh) of energy produced from biomass and can be sold by the generator on the electricity market. In 2023, we commercialized a total of 380,490 I-RECs.
We also invest in energy efficiency and research and innovation, aiming to increase renewable energy generation by optimizing the use of our own resources. Over the years, we have reduced our consumption of fossil fuels.
In terms of energy efficiency, the chemical recovery process plays a crucial role in pulp and paper production. This process is consistently emphasized in our actions, and we have developed several projects focused on energy efficiency at our industrial plants. We have set a long-term goal to increase our renewable energy exports to the national grid by 50% by 2030 (baseline 2018). In 2023, we exported approximately 1,329 GWh of energy.
In 2023, our energy matrix consisted of 88% renewable sources. Non-renewable sources represented 12%, with natural gas being the most significant source, primarily used in the lime kiln process, as well as diesel oil used in forestry, logistics, and transportation.

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
Transportation
The cost of transportation of pulp and paper products to the consumer market is an important component of our competitiveness. In the years ended December 31, 2023, 2022 and 2021, logistics costs accounted for 19.5%, 21.5% and 23.0% of our cost of goods sold and selling expenses, respectively.
Our scale of production, the proximity of planted forests to our pulp mills and planted forests in relation to our factories and the integration of the processes of pulp and paper production gives us substantial economies of scale and lower production costs. Suzano, Rio Verde and Limeira units, in the state of São Paulo, are strategically located near our major customers for paper products and approximately 150 kilometers from the port of Santos. The Mucuri unit, which primarily services the external market, is strategically located approximately 250 kilometers from Portocel, a port that specializes in the exportation of paper and pulp, and approximately 320 kilometers from the port of Vitória. The Imperatriz unit, in Maranhão, which also primarily services the external market, is located approximately 600 kilometers from the port of Itaqui. The proximity of our forests, factories, Brazilian clients and ports allows us to enjoy relatively low transportation costs, which, in turn, provides a competitive cost structure for exports.
In addition, the Brazilian market may take advantage of Jacareí mill’s proximity to São Paulo and Rio de Janeiro, while the Aracruz mill has the one of the best logistics in the industry, approximately three kilometers to the Portocel port facility. The Três Lagoas mill is located between two important railways in the southeast of Brazil, ensuring the cost competitiveness of this mill, although distance from the port is over 700 km.
Port Operations
The pulp produced for export is shipped on dedicated vessels or partial-service vessels by carriers hired through long-term or spot contracts to our terminals overseas and is then delivered to our customers. We conduct operations in the port of Itaqui, (state of Maranhão), port of Santos (state of São Paulo) and port of Barra do Riacho (namely Portocel - state of Espírito Santo).
Port of Itaqui
The port of Itaqui is located on the coast of the state of Maranhão. From this port, we exported in 2023 pulp produced at the Imperatriz mill, which is located approximately 600km away from the port of Itaqui. Since 2014, we have been operating warehouse within the port area to guarantee the continuity of its operations with Empresa Maranhense de Administração Portuária (EMAP), a public company held by the state government of Maranhão.

On July 27, 2018, we participated in a public auction conducted by ANTAQ for the concession of public areas and infrastructure for general cargo, especially pulp and paper in the port of Itaqui, for an initial period of 25 years. We were awarded the contract due to our proposal for Itaqui General Cargo Terminal (IQI 18), in the amount of R$0.1 million. In 2020, we hired the companies responsible for building a warehouse of 73,000 tons, and a berth, to support long-term planning of the Imperatriz mill. In 2021, we concluded the construction of the berth in the port of Itaqui, which will be managed by EMAP and we will have preferential berthing rights. The berth was first tested in February 5, 2022, and the warehouse’s operations started on September 2, 2022.
Port of Santos
The port of Santos is located on the coast of the state of São Paulo. From this port, we export pulp produced at the Jacareí and Três Lagoas, which are located approximately 150, and 750 kilometers away from the port of Santos, respectively. Through a concession, we operate terminal 32 (T32) of the port of Santos and at Vertere (DP World Santos). An expansion process was started in 2023 in both ports to attend the demand for a new mill in Ribas do Rio Pardo (Cerrado Project), completed in the first quarter of 2024. At Terminal 32, we have expanded our infrastructure by adding two additional railway lines, bringing the total to four, and have installed a new portico. At the DP World facility, we have enhanced operational capabilities by incorporating two overhead cranes into the new warehouse.
Paper produced by us for export is mainly shipped out of the port of Santos, which is located approximately 80 kilometers from the Suzano unit and about 250 km from the Limeira unit, where most of the paper production designated to export markets comes from. We also operate with containers at the port of Santos, mainly used in the paper and fluff business.
Portocel
The pulp produced for export at the Aracruz, Mucuri and Veracel pulp mills is shipped out of the port of Barra do Riacho (Portocel), which is located approximately three kilometers, away from Aracruz, approximately 250 kilometers away from Mucuri and 260 nautical miles, from Veracel’s barge terminal. We own 51% of Portocel, the company that operates the port terminal of Aracruz. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer.
The Portocel is a modern facility that has the capacity to handle approximately 7.5 million metric tons of pulp and wood per year, from their owners and other players, and different types of material like aluminum, steel coils, granite and project cargo. Warehouse facilities at Portocel are capable of storing approximately 220,000 metric tons of pulp (static storage).
Marketing and Distribution
We have our own sales teams for our pulp and paper business units, which sell our products in both the Brazilian and international markets, to final consumer or distribution intermediaries. We sell our products in both the Brazilian and export markets. In the years ended December 31, 2023, 2022 and 2021, 77.7%, 82.9% and 83.6%, respectively, of our net sales from market pulp and paper products was attributable to sales made outside of Brazil. Domestically in Brazil, we have a sales staff consisting of employees operating in various regions of Brazil.
Pulp
Our pulp business unit’s commercial strategy is based on three pillars: strong relationships, long-term partnerships and differentiated services. To ensure proximity with our national and international customers and to ensure that our products are tailored to their needs, we use a Brazilian sales team, which services Latin America, and local sales teams in the United States, Austria, China and Singapore. In Brazil and in each of our international offices, we have technical assistance departments that focus on our customers’ needs, with the purpose of providing our customers with smart technical solutions for their transition from other types of fiber to eucalyptus fiber. We organize annual technical workshops, in Brazil and in each of the countries where we operate, to share with our customers and international offices our innovative initiatives, technical developments and market strategy.

Paper
In 2023, 74.0% of our paper net sales were made to the Brazilian market. In order to better serve this market, we have divided it into six categories, designing different commercial and marketing strategies for each segment:
•Packaging: this is the main end use of our paperboard sales and involves production of packaging for the pharmaceutical, cosmetic, toys, clothing, shoes, food, beverage, hygiene, and cleaning industries;
•Advertising and Catalogs: this segment mainly involves coated paper sales and production of promotional flyers, catalogues, displays and signs;
•Books: this segment accounts for the production of books, magazines and newspapers and involves the sale of all of the paper types that we produce (coated, uncoated and paperboard);
•Notebooks: this segment involves the production of notebooks and diaries in both the local and export markets, and uses uncoated paper and paperboard;
•Mailing: this segment mainly involves the production of forms and invoices, which use uncoated paper;
•Copy Paper: this segment encompass office end uses and retail channel, which involves the commercialization of uncoated paper in cut-size format (e.g., letter and A4 sizes) in stationery stores and self-service businesses.
To serve the first five categories listed above, we use various distribution channels: we directly sell large paper volumes to publishers and converters, and sell small paper volumes both indirectly through publishing distributors and directly through our sales team spread across Brazil. In the copy paper segment, we sell indirectly through paper distributors and directly through our call center, e-commerce, or commercial team for customers with large volumes.
We own distributors for our paper and graphic products, one in Brazil, one in Argentina, Stenfar S.A.I.C. Importadora y Exportadora and (Stenfar), and one in Ecuador, Suzano Ecuador. For Brazilian distribution, we rely on four regional distribution centers: one in São Paulo, one in Serra (Espírito Santo) and one in São José dos Pinhais (Paraná), as well as our local distribution centers, in the cities of Campinas and Ribeirão Preto (state of São Paulo), Belém (state of Pará), Brasília (federal district), Campo Grande (state of Mato Grosso do Sul), Cuiabá (State of Mato Grosso), Londrina (state of Paraná), Fortaleza (State of Ceará), Goiânia (State of Goiás), Manaus (State of Amazonas), Porto Alegre (State of Rio Grande do Sul), Recife (state of Pernambuco), Rio de Janeiro (state of Rio de Janeiro), Salvador (state of Bahia), Uberlândia (state of Minas Gerais), Belo Horizonte (state of Minas Gerais), and a newly inaugurated local distribution center in Chapecó (State of Santa Catarina).
Other than distributing our own line of paperboard and printing and writing paper, we also distribute other product lines to reach the graphics, editorial and consumer segments and to public agencies. In Argentina, Stenfar is a company-owned distributor of paper and computer supplies operating in Argentina, through which we conduct such distribution operations. Stenfar has been operating for more than 58 years and has an important and active presence in the market, located in Buenos Aires. Stenfar services the graphics, editorial and consumer segments and public agencies, working with printing and writing paper, paperboard and computer supplies.
In Ecuador, Suzano Ecuador is a wholly-owned subsidiary that operates as a paper distributor. Through Suzano Ecuador, we conduct our distribution operations in the country. Suzano Ecuador commenced its operations in 2023, and since then, we have been expanding our presence in the market.
In addition to providing a more comprehensive portfolio of services and products to our customers, our distribution operations in Brazil, Stenfar's distribution operations in Argentina, and the establishment of Suzano Ecuador reflect our commitment to improving our distribution channels. By expanding our network, we aim to benefit our clients directly by increasing proximity and agility in meeting their needs.

Alongside our own lines of paperboard and writing and printing paper, we also distribute other complementary product lines not produced by us, catering to the graphics, publishing, consumer, converter, and government entities segments.
Competition
The pulp industry is highly competitive. The top 20 producers currently supply approximately 76.0% of the global virgin market pulp capacity according to Hawkins Wright. We face substantial competition from numerous producers of paper and hardwood market pulp, including major Brazilian producers, such as Bracell, Eldorado, CMPC and Celulose Nipo Brasileira S.A. (Cenibra). Many factors influence competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals, logistics and labor, and exchange rate fluctuations. Latin American pulp producers have structural cost advantages over other global competitors, mainly in North America and Europe, due to their shorter harvest periods and higher land productivity, which is only partially offset by geographical distance from the end markets. Many of our Latin America competitors enjoy cost advantages similar to ours, including low production costs, and have access to similar sources of funding to finance their expansion projects.
The international pulp and paper markets are highly competitive and involve a large number of producers worldwide. As a vertically integrated pulp and paper producer, we compete not only with other vertically integrated pulp and paper producers, but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do and enjoy lower financing costs. However, as the largest producer of eucalyptus pulp and virgin market pulp in the world in 2023, according to Hawkins Wright, we maintain our competitive advantage by keeping production costs low, maintaining long-term contracts with our customers and vertically integrating our operations.
Environmental Matters
General
We are committed to produce pulp and paper with efficiency and with the lowest impact on natural resources and the environment. Our continuing goal is to avoid and mitigate adverse impacts on the environment by controlling our emissions into the air and water, preserving biodiversity and by fully complying with Brazilian environmental regulations and recognized international environmental standards.
Our industrial units are ISO 14001 certified, which attests to our environmental management system. The Mucuri unit was the first in the pulp and paper sector globally to obtain this certification in 1996. We also have received other certifications, including ISO 9001 and ISO 45001.
Our forests units are certified by the Forest Stewardship Council® (FSC®)1 and the Programme for the Endorsement of Forest Certification (PEFC)2, including controlled sources. Both FSC and PEFC seals attests our responsible forest management, wich is environmentally correct and social just.These seals were created by different multisector international organizations, has strong international recognition and it is also labeled in several of our products and our clients’ products.
Aiming for positive environmental impacts, we promote the conservation of biodiversity and eco-efficiency of our operations, optimizing the use of our resources and applying the best environmental management practices, on an ongoing basis, such as:
•Conserving ecosystems and their biodiversity;
•Using renewable and non-renewable natural resources in a rational manner;

1 FSC-C010014
2 PEFC/28-32-63

•Promoting responsible use of water, minimizing the impacts of operations on local water resources and safeguarding the natural water cycle in forests;
•Focusing on prevention and control of atmospheric emissions (NOx, SOx, TRS, greenhouse gases and particulate matter) and of effluents (COD and AOX);
•Promoting the concept of the 4R’s (rethink, reduce, reuse and/or recycle), aiming at less disposal of solid waste in own and/or third party landfills;
•Optimizing energy performance, seeking maintenance of the low carbon energy matrix, as further explained below under “ Climate Change”;
•Stimulating climate change mitigation and adaptation actions;
•Respecting rights, social and cultural values of indigenous peoples, traditional and local communities, as well as the people involved in operations of forest management;
•Complying with the environmental legal framework, including binding international agreements and voluntary commitments pertinent to our operations, such as Ecolabels.
We reinforce our commitment to establish plantations exclusively in areas previously anthropized by other uses whose conversion has not occurred under our responsibility, committing to a zero-deforestation policy.
Our environmental commitments are supported and monitored by relevant organizations and coalitions. We also maintain a strong partnership with recognized forums and organizations to discuss and share knowledge on sustainability issues. Some examples are the UN Global Compact, Climate, Forest and Agriculture Brazilian Coalition, the Alliance for the restoration of the Amazon, One Trillion Trees (1t.org); the World Wildlife Fund / New Generation Plantation, The Brazilian Forest Dialogue, Brazilian Tree Industry (IBÁ), the Brazilian Corporate Council for Sustainable Development (CEBDS), GHG Protocol Brazil, Capitals Coalition, Nature Action 100 and the Taskforce on Nature-related Financial Disclosures (TNFD).
We also have a strong commitment to community service and participate in and fund a variety of projects, including projects supported by Instituto Ecofuturo, a non-governmental organization that we have created and sponsor, whose purpose is to generate and share knowledge and practices that contribute to creating a culture of sustainability.
In sustainable finance, we have issued sustainability-linked debt at competitive costs. We currently maintain three Sustainability-Linked Bonds (SLBs) with the following targets:
•SLB 2031: Reduce the intensity of Scope 1 and 2 GHG emissions, with a coupon increase of 0.25% if we do not meet the target;
•SLBs 2032: Reduce water withdrawal in industrial operations per ton of product, with a coupon increase of 0.125% if we fail to achieve this goal. Additionally, we aim to increase the number of women in leadership positions to 30% by 2025. Failure to achieve this target will result in a 0.125% increase in the coupon;
•SLBs 2028: Reduce water withdrawal in industrial operations per ton of product, with a 0.25% increase in the coupon for non-achievement. Also, we aim to increase the number of women in leadership positions to 30% by 2025, with a 0.25% increase in the coupon for non-achievement.

Since 2021, we have also issued three Sustainability-linked Loans (SLLs), with the most recent in February 2024, totaling US$780.0 million with a 5-year term.
As of December 31, 2023, 39% of our total gross debt (total of loans, financing and debentures) was linked to ESG instruments, including SLBs, SLLs, and green bonds. For 2024 and beyond, as part of our business plan strategy, we will continue to explore opportunities to expand the share of credit lines and debt instruments linked to sustainability commitments within our overall financing framework.
Water
After the disclosure of our Commitments to Renewing Life, a set of 15 Long-Term Goals, in February 2020, we deployed the goal of reducing specific water withdrawal by 15% by 2030, linked to SDG 6 – clean water and sanitation, and governance has been integrated into our management routine.
Considering the expected curve until 2030, we defined each mill’s internal annual and monthly targets. The results of each mill’s internal targets are monitored monthly in a meeting with the Executive Officer of Pulp Operations, together with representatives of all mills, integrating them with the governance of safety, production, quality and cost indicators.
In 2022, we mapped out best practices with respect to water use in our units and other market participants. As a result, we improved our water use management and governance practices. These actions contributed to maintain the reduction of specific water withdrawal. To reinforce the topic’s governance priority, we defined targets linked to variable remuneration to the Chief Operating Officer, Industrial Officers and lower positions.
In line with our governance model, industrial directors and managers review the performance indicators of each mill on a weekly basis. Any deviations are addressed using the management tools incorporated in our Operational Excellence model. The results are shared with all our employees during the monthly results meetings at each mill, fostering engagement on the topic. Additionally, at the units, we have set internal targets for each industrial sector, and their performance is monitored in routine Production Meetings.
In 2023, we achieved 69% of the target set for 2030. Our performance is on track with our long-term goal to reduce specific water withdrawal by 15% by 2030. To achieve this, we have implemented actions across all mills to optimize water use, including replacing equipment to enhance water efficiency and using recovered water in machines.
In 2023, we had seven scheduled maintenance downtimes at the Três Lagoas, Limeira, Mucuri, Imperatriz, Aracruz, Suzano, Rio Verde, and Jacareí units. Scheduled maintenance downtimes typically lead to an increase in the specific water withdrawal indicator, as water usage continues even when production is halted. Consequently, the units optimized water consumption during shutdowns by applying process controls, such as preventing overflow in the cooling tower. Additionally, projects were implemented to optimize water consumption, directly contributing to improvements in the indicator.
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
In 2020, we announced an ambitious goal to reduce the industrial waste sent to landfills by 70% by 2030. In 2023, our units in Limeira, Jacareí, and Rio Verde continued to maintain their performance of not sending waste to landfills.
One of the major highlights of the year was the consolidation of the composting project at the Mucuri/BA unit, which reduced the unit's indicator by almost 20%. Each month, 10,000 tons of organic waste is generated at the unit, which is no longer sent to landfills and is now composted in partnership with a composting company, becoming fertilizers. We also saw significant improvement at the Imperatriz unit. During rainy periods, it had not been possible to reuse the primary and secondary sludge as biomass due to the high moisture concentration. As a solution, a drying hothouse was installed, allowing this material to be burned in the boilers for power generation during the rainy months.
Biodiversity
We are engaged in carrying out and developing responsible forestry operations. We are committed to a zero deforestation policy and adoption of best forest management practices, as defined by FSC. Therefore, our eucalyptus plantations are established exclusively in areas previously anthropized by other uses, such as cattle grazing, and co-exist interleaved with areas destined for biodiversity conservation - the mosaic landscapes approach, favoring the connection of native fragments and the establishment of ecological corridor. Our forest management practices follow all the legislation, standards and commitments undertaken. Also, being certified by international widely recognized standards, the Forest Stewardship Council (FSC) and the Programme for the Endorsement of Forest Certification (PEFC), both auditable certification schemes.
We maintain and protect more than 1 million hectares of native vegetation, which corresponds approximately to 40% of our total area. In this natural preserved territory, since the nineties, we conduce periodic biodiversity monitoring, species of fauna and flora. To increase the protection and monitoring of biodiversity, we voluntarily identified areas considered global or nationally important for biodiversity conservation, defined as High Conservation Value Areas (HCVA) and Private Natural Heritage Reserves (IUCN Category IV).
Additionally, aware of the different levels of fragmentation that the biomes in which we operate faces – which is one of the main threats to the biodiversity loss in Brazil and in the world –, through a collaborative process, in 2021 we launched a long-term commitment to conserve the biodiversity. The scope of the target considered our representativeness extent and territorial influence, focusing on the priority areas for the biodiversity conservation in Brazil, going beyond our properties. We have committed to “connect half a million hectares of priority areas for the conservation of biodiversity in the Cerrado (Brazilian Savannah), Atlantic Forest and Amazon” by 2030, measuring yearly the connected fragments (in hectares) and other benefits, such as the creation of a network of protected areas; the conservation of key species; business models creation that generate shared value and biodiverse production; biodiversity impact drivers’ relief from anthropic pressures, among others.

Climate Change
With one of the largest forest bases in the world, we understand our role in fighting climate change and constantly seek to expand our environmental performance and engagement. Together, native forests and eucalyptus plantations contribute directly to removing and storing CO2 from the atmosphere. Therefore, we are committed to doing more than neutralizing direct and indirect emissions from our value chain. Our purpose is to remove significant additional amounts of carbon from the atmosphere, thus mitigating the effects of the global climate crisis. Theses climate ambitions are among our sustainability long-term goals:
•Removing 40 million tons of CO₂ equivalent from 2020 to 2025; and
•Reducing the intensity of carbon emissions (Scopes 1 and 2) by ton of product produced (tCO₂eq/t) by 15% by 2030.
Our Board of Directors, supported by the Sustainability Committee, directly oversees the opportunities and risks associated with climate change, monitoring our strategy. Reflecting the growing importance of this issue within our company, a portion of the variable compensation for consultants up to the executive board is linked to sustainability and climate goals. In 2023, approximately 40 goals related to the climate theme were adopted by various areas such as Research and Development, Logistics, Engineering, Digital, Legal, Procurement, Corporate Relations, Climate Change, among others.
Climate change and its potential effects are considered one of our priority risks at the corporate level. To this end, we have a structured system in place for assessment, treatment (i.e., response to risk), monitoring and reporting. Our assessment of the potential physical impacts of climate change, as well as those arising from the transition to a low-carbon economy, is conducted on an ongoing basis and will continue to evolve. The Risk Management area monitors the evolution and mitigation of priority risks through the definition of action plans and controls, with report to the Board at least once a year. Additionally, the risk management process also includes specific approaches at the operational level. One example is the modeling of climate change scenarios and monitoring of indicators for the technical research, development and innovation (R&D&I) team. These data are used to calibrate harvest and planting planning models and to review the assessment of co-related climate risks to define new specific action plans, when necessary.
We reuse biomass and wood residues from the production process to generate a significant portion of its energy requirements. Approximately 88% of the entire operation and energetic matrix (that involves forest, industry, logistic, etc.) comes from renewable fuels (such as black liquor and biomass), and the remaining 12% from non-renewable resources (such as natural gas and fuel oil). We are self-sufficient in the Mucuri, Imperatriz and Três Lagoas units in terms of energy needs and some mills are even selling surplus energy back to the grid. In 2023, 1,329,552MWh of renewable electric energy were supplied to the public grid from these units.
Our systemic approach to addressing climate change underscores our belief in the importance of engaging and influencing various sectors toward a low-carbon economy to build a prosperous and equitable future centered on regeneration and sustainability. To this end, we strengthen our dialogue and partnerships with governments, companies, NGOs, associations, and academia by actively participating in forums and working groups. As part of this effort, our executives were engaged in the COP28 agenda, held between November 30th and December 12th, 2023, in Dubai, participating in various discussions, dialogues, and meetings regarding relevant topics identified as priorities for our engagement, such as the carbon market, biodiversity, energy, and climate change solutions.
Since 2021, we have been participating in the Science Based Target Initiative (SBTi), a movement that seeks to promote the reduction of greenhouse gas emissions and the resulting global transition to a low-carbon economy. In 2023, we submitted our greenhouse gas emissions reduction and CO2 removal targets for validation, aligned with the methodologies and guidelines established by the SBTi, with approval expected in 2024. This commitment to the initiative's guidelines reflects our efforts to align our sustainability goals with internationally recognized standards. We also take part in the Climate Action 100+ initiative, led by investors to ensure that the largest corporate emitters of greenhouse gases take the necessary measures on climate change.

Carbon credits
We are engaged in the certification of ongoing carbon credit projects, including the Horizonte de Carbono Project, which focuses on restoring degraded areas through reforestation with native and eucalyptus trees. On March 30, 2023, Verra, our certifier, completed the validation and verification of 1.9Mt CO2e for the Horizonte Project (VCS ID 3350). Of this amount, 10% will be allocated to Verra's reserve, and 1.7 million metric tons of CO2e are eligible for credit issuance.
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
In 2023, we achieved the following results in ESG indices and ratings: MSCI rating "BB"; upgraded to Platinum medal in EcoVadis; composed again the Corporate Sustainability Index (ISE B3); scored "A-" in CDP Climate Change and Water, and "B" in CDP Forest; rating for “Low Risk” on Sustainalytics; and ranked 2nd in Paper & Forest Products at DJSI.
Our non-financial information is reported annually and audited by an independent third party. The Sustainability Report and Sustainability Center were published before the 2024 General Meeting, adhering to the main sustainability reporting frameworks, such as the Sustainability Accounting Standards Board (SASB), Task Force on Climate-related Financial Disclosures (TCFD), Global Reporting Initiative (GRI) standards for disclosure. Further information is available at our Investor Relations website (www.suzano.com.br/ir). The information in our website, including our Sustainability Report, is not incorporated by reference in this annual report on Form 20-F.
As part of our ongoing efforts to integrate sustainability into our business and decision-making strategy, the process for approving Capex projects for modernization has started to include the Internal Carbon Price. This instrument quantifies the potential of a project to reduce greenhouse gas emissions and support our decarbonization curve. In practice, the Internal Carbon Price is now incorporated into the Net Present Value (NPV) of projects, with a feasibility scenario. This mechanism will support our decision-making on investment projects.
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
The preparation of an environmental impact study and its corresponding environmental impact report, or EIA/RIMA, is required for purposes of licensing activities with significant environmental impact. In any such event, the company is required to pay a compensation fee for negative environmental impacts caused by the relevant project. This fee can amount to up to 0.5% of the total cost of the project. Since most of our main activities began before the enacting of the law that established the environmental compensation fee, we were not required to pay such compensation in those cases (projects performed before the year 2000). However, the activities started after the enactment of the National System of Conservation Units – SNUCs law are subject to the obligation to pay environmental compensation. Therefore, new projects may require additional investments to compensate for the environmental impact.
Our licenses and permits for the operation of our plants require, among other things, that we periodically report our compliance with environmental laws, regulations and standards. With regard to our plans, we are currently either (i) in compliance with all operating and environmental licenses or (ii) in the process of renewing these licenses.
Our forestry activities are regulated by the Brazilian federal government and the state governments of the states of São Paulo, Bahia, Espírito Santo, Minas Gerais, Mato Grosso do Sul, Piauí, Tocantins and Maranhão. The planting and harvesting of trees can only be done in accordance with a project previously approved by the state agencies, except for the States of São Paulo and Mato Grosso do Sul, where a forestry license is not required. Furthermore, in observance of the new Forestry Code (Federal Law n. 12.651/2012), we must keep at least 20% of our rural landholdings covered with native forests or replanted with native plant species as a Legal Reserve (Reserva Legal). Legal Reserves must be registered with a new registry system named the Rural Environmental Registration (CAR – Cadastro Ambiental Rural). In such system, the land owners shall provide information on all the environmentally protected areas to the supervisory agency. However, this restriction increases to 35% in the Cerrado biome and up to 80% in the Amazon forest biome. Also, according to federal law, native vegetation from areas along rivers and other water bodies as well as steep slopes and hilltops are to be treated as Permanent Preservation Areas, which are essential to the conservation of water resources, scenery, animal, human and plant health, biodiversity and soil in the area. Our forestry operations are in compliance with all applicable laws and regulations. See “Item 4. B ─ Environmental Matters.”

Our operations are subject to various environmental laws and regulations, including those relating to air emissions, effluent discharges, solid waste and reforestation. In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines, imprisonment and confinement, in the case of individuals, to fines, restriction orders or dissolution, in the case of legal entities. In addition, administrative sanctions that can be imposed include, among others:
•fines that may reach up to R$10 million if operating without a license and R$50 million in the case of severe environmental damages;
•partial or total suspension of activities;
•forfeiture or restriction of tax incentives or benefits; and
•forfeiture or suspension of participation in credit lines with official credit establishments.
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
Insurance
We believe that we maintain adequate insurance coverage for our facilities related to our operational, commercial and business risks. Consistent with industry norms and practice in Brazil, we do not maintain insurance coverage for fire and other risks to our planted forests. Nonetheless, we adopt a series of measures, such as maintenance of a firefighting brigade and keeping the lanes between our production units of eucalyptus trees unobstructed, which historically has significantly prevented the spread of fires. We use the amounts we would otherwise pay as premiums for fire insurance to implement preventive and safety measures, such as installing fire towers and fire control equipment and training firefighting personnel. It is our policy to maintain insurance coverage for our inventory of wood.

Organizational Structure
The following chart shows our corporate structure as of December 31, 2023.

	100%		Suzano Ventures LLC (USA - Delaware)						100%		FuturaGene Delaware Inc (USA)	100%		FuturaGene Israel Ltd. (Israel)
		▶								▶			▶

	100%		FuturaGene Ltd. (England)
		▶						▶

				49.9%		Ibema Companhia Brasileira de Papel (Brazil)			100%		FuturaGene Inc (USA)
					▶					▶

	100%		Suzano Operações Industriais e Florestais S.A. (Brazil)
▶

SFBC Participações Ltda. (Brasil) (Brazil)
100%
▶

				100%		Suzano International Finance B.V. (Netherlands)
▶

	100%		Paineiras Logística e Transportes Ltda. (Brazil)
▶

				100%		Suzano Ecuador S.A.S. (Equador)
▶

	100%		Mucuri Energética S.A. (Brazil)
▶

	100%		Maxcel Empreeendimentos e Participações S.A. (Brazil)	100%		Itacel - Terminal de Celulose de Itaqui S.A. (Brazil)
		▶			▶

	100%		Suzano Austria GmbH (Austria)
▶

Suzano S.A. (Brazil)	100%		Suzano Pulp and Paper America, Inc (USA)
▶

Biomas - Serviços Ambientais, Restauração e Carbono Ltda (Brazil)
16.66%
▶

	100%		Suzano Pulp and Paper Europe SA (Switzerland)
▶

	100%		Suzano Material Technology Development Ltd (China - Shanghai)
▶

	100%		Suzano Shanghai Ltd. (China)			Suzano Canada Inc. (Canada - BC)		Fibria Celulose (USA) Inc. (USA - Delaware)					Suzano International Trade GmbH (Austria)			Woodspin Oy (Finland)			Suzano Finland Oy (Finland)
▶

	100%		Suzano Shanghai Trading Ltd. (China)			▲			▲					▲		▲	▲		▲
		▶															50%

	100%		STENFAR S.A.U. (Argentina)		F&E Technologies LLC (USA - Delaware)		Ensyn Corporation (USA - Delaware)			Suzano Trading International KFT (Hungary)		Fibria Overseas Finance Ltd. (Cayman Islands)			CelluForce Inc. (Canada)		Spinnova Plc (Finland)
▶

						▲	▲				▲ ▲				▲			▲
					50%	100%	25.53%	100%		100%	100%		100%		8.28%	50%	18.78%		100%

			100%		100%		100%		51%		50%			100%			100%		100%
			▼			▼	▼				▼ ▼				▼		▼		▼
			Fibria Terminal de Celulose de Santos SPE S.A. (Brazil)		F&E Tecnologia do Brasil S.A. (Brazil)		Projetos Especiais e Investimentos Ltda. (Brazil)		Portocel - Terminal Especializado de Barra do Riacho S.A. (Brazil)			Veracel Celulose S.A. (Brazil)		Suzano Singapore pte. ltd. (Singapore)			Suzano International Holding B.V. (Netherlands)		Suzano Netherlands B.V.(Netherlands)

		Suzano Holding S.A.			David Feffer
◀

	Total ON: 28.2%			Suzano Holding 18.1% -ON 17.9% -PNA 18.1% -PNB Total: 18.0%

		David Feffer			Daniel Feffer

	Total ON: 4.1%			Suzano Holding 18.1% -ON 17.8% -PNA 18.1% -PNB Total: 18.0%

		Daniel Feffer			Ruben Feffer

	Total ON: 3.7%			Suzano Holding 18.1% -ON 17.5% -PNA 18.1% -PNB Total: 17.9%

		Jorge Feffer			Mikhael Henriques

	Total ON: 3.7%			Suzano Holding 9.1% -ON 8.9% -PNA 9.1% -PNB Total: 9.0%

		Ruben Feffer			Izabela Henriques

	Total ON: 3.6%			Suzano Holding 9.1% -ON 8.9% -PNA 9.1% -PNB Total: 9.0%

		Alden Fundo de Investimento			Janet Guper

	Total ON: 2.0%			Suzano Holding 6.9% -ON 7.2% -PNA 6.9% -PNB Total: 7.0%

Suzano S.A. (Brazil)		Related Parties			Lisabeth S. Sander

	Total ON: 2.1%			Suzano Holding 6.9% -ON 4.8% -PNA 6.9% -PNB Total: 6.1%

		Management			Outros

	Total ON: 0.3%			Suzano Holding 13.7% -ORD 17.0% -PNA 13.7% -PNB Total: 15.0%

Treasury

Total ON: 1.6%

Outros acionistas

Total ON: 50.7%

Property, Plant and Equipment
Eucalyptus Planted Forests
General
One of our greatest strengths is that we are a fully integrated low-cost producer of pulp and paper. That is due, in part, to the low cost of cultivating and processing eucalyptus trees compared to other species. As shown in the illustration below, the short growth cycle of our eucalyptus trees — seven years — presents a significant competitive advantage in relation to the costs associated with other fibers. For more information about our low wood costs, see “Item 4.B — Raw Materials — Wood.”
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
The table and chart below set forth the location and capacity of our planted eucalyptus forests as of December 31, 2023:

State	Planted Area (thousand hectares) (3)	Conservation Area (thousand hectares)	Other (thousand hectares)	Total (thousand hectares)
São Paulo	216	136	17	370
Minas Gerais	18	36	1	55
Rio de Janeiro	1	1	—	3
Mato Grosso do Sul	621	296	125	1,041
Bahia(1)	271	210	24	505
Espírito Santo	156	114	13	283
Rio Grande do Sul	—	1	—	1
Amazonas, Tocantins, Maranhão, Pará, and Piauí	245	353	52	650
Total(2)	1,527	1,148	233	2,908

(1)Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern Bahia State.
(2)Excludes forestry partnership program of 114 thousand hectares.
(3)Planted Area includes mapped areas ready for silviculture, including those not yet planted or recently harvested

Map of location of eucalyptus planted forests
Assisted Growth
For new plantings, we use both seeds and clones selected for their characteristics, such as height and diameter, productivity per hectare, lack of branches below the crown, suitability to local soil and climate conditions, and resistance to disease. Saplings grown from selected seeds and clones are initially cultivated inside climate-controlled greenhouses. These saplings are then transferred to outdoor nurseries, where they are allowed to grow and after which they are moved to be planted.
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

Plant Locations and Capacity
We produce pulp and paper products from 11 facilities consisting of: (i) two integrated pulp and paper production facilities in the state of São Paulo (the Suzano and Limeira units) including fluff production, (ii) a non-integrated paper production facility in the state of São Paulo (the Rio Verde unit), and a Market Pulp production in the state of São Paulo (Jacareí unit), (iii) an integrated pulp, paper and tissue facility in the state of Bahia (the Mucuri unit), (iv) an integrated pulp and tissue facility in the state of Maranhão (the Imperatriz unit), (v) a market pulp production in the state of Mato Grosso do Sul (Três Lagoas unit), (vi) a market pulp production in the state of Espírito Santo (Aracruz unit) and (vii) two non-integrated tissue paper production in the states of Pará and Ceará (Belém unit and Fortaleza unit) (viii) non-integrated tissue facilities (Mogi das Cruzes - Old Kimberly Clark). The following table identifies our pulp and paper mills and sets forth the nominal total volume of the production capacity at each mill, as of December 31, 2023.

Unit/Location	Major Products	Production Capacity (in thousand tons per year)
Mucuri unit — Bahia	Integrated Pulp	260
	Market Pulp	1,480
	Paper	250
	Tissue	60
Suzano unit — São Paulo	Integrated Pulp	450
	Market Pulp	70
	Fluff(1)	100
	Paper(1)	550
Limeira – São Paulo	Integrated Pulp	290
	Market Pulp	400
	Paper	400
Rio Verde — São Paulo	Non-integrated Pulp	—
	Market Pulp	—
	Paper	50
Imperatriz unit	Integrated Pulp	60
	Market Pulp	1,590
	Paper	—
	Tissue	60
Tissue Facepa (Belém & Fortaleza)	Non-integrated Pulp	—
	Market Pulp	—
	Tissue	30
Aracruz – Espírito Santo	Market Pulp	2,340
Três Lagoas – Mato Grosso do Sul	Market Pulp	3,250
Jacareí – São Paulo	Market Pulp	1,100
Veracel (2) – Bahia	Market Pulp	560
Mogi das Cruzes	Tissue	130

(1)Flexibility to produce either fluff pulp or printing and writing paper.
(2)Represents 50% of the annual production capacity and production of Veracel’s pulp mill.
ITEM 4.A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information — A. Financial Data.”
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors.”
Overview
With almost 100 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, we were the largest producer of eucalyptus pulp and virgin market pulp in the world in 2022. In common with other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.
We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 43% of the printing and writing paper and 27% of the paperboard produced in Brazil in 2022.
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
Pulp Segment
The hardwood pulp market experienced different dynamics in each quarter of 2023. The first quarter continued to see the high prices that began in 2022, while the second quarter was marked by a cyclical downturn in demand and a challenging period for prices. Several factors contributed to the decline in prices, including the normalization of the logistics scenario, an increase in inventories along the supply chain, and the subsequent movement to destock finished products, as well as the start-up of two new short-fiber market pulp plants. Additionally, pulp prices fell below producers' marginal cash costs, leading to several unscheduled shutdowns. The recovery in prices, more pronounced in the fourth quarter, was driven by improved market fundamentals throughout the year, such as high demand for pulp in the Chinese market, positive signs of improvement in Europe and North America, and a reduction in supply due to both market and unscheduled stoppages.
In China, several factors influenced pulp demand in 2023: (1) the fall in pulp prices below the marginal cost of integrated producers, encouraging them to purchase market pulp; (2) higher prices for wood chips from Southeast Asia, particularly in the first half of the year, which favored the consumption of imported fiber; (3) high production rates for sanitary paper, cardboard, and printing and writing paper; (4) continued high paper export rates; (5) a process of pulp restocking by paper producers; and (6) a reduction in stocks of finished products, especially printing and writing paper and cardboard, at the end of the year.

In the European market, the destocking process lasted for more than half the year and naturally impacted pulp demand during that period. Despite the slowdown in demand and challenging macroeconomic forces, the European market began to see an uptick in paper production rates and pulp demand in the last two quarters of the year. Additionally, a high differential between long and short fiber prices, as well as closures of long fiber capacity in the region, favored short fiber demand. In both the European and North American markets, the resilience and stability of sanitary papers during this period were notable.
On the supply side, 2023 saw the entry of three significant projects in Chile, Uruguay, and Finland. However, unscheduled stoppages, mostly market related, and the announcement of definitive closures at less competitive mills helped to mitigate the impact of these new capacity entries on the market.
Pulp net sales totaled R$30,677.3 million in 2023 (a decrease of 25.9% compared to 2022). The share of pulp sales from exports was 93.0%, while the domestic market accounted for 7.0%. With regard to distribution for end use, the sanitary paper segment accounted for 63.6% of total sales in 2023, followed by Specialty Papers with 15.4%, Printing & Writing with 12.3%, packaging with 6.0% and other with 2.8%. APAC accounted for 44.3% of the net sales, followed by EMEA with 28.4%, North and South American countries (including Brazil) with 28.4%.
Our average pulp net price in USD sold by Suzano in 2023 was US$601.2/t, 20.5% lower than in 2022. In the export market, our average net price was US$600.3/t, down 21.1% from 2022.
Paper Segment
According to IBÁ, domestic sales of printing and writing paper and paperboard decreased by 9.9% in 2023 compared to 2022, while imports increased by 9.4%.
Our domestic sales decreased by 2.9% compared to 2022, as we faced increased levels of inventory throughout the supply chain, which hampered sales of coated paper and paperboard. Additionally, changes in consumption behavior prompted by digitization and a strong comparison period in 2022 also contributed to the decrease. On the tissue side, we experienced an upside as a result of the acquisition of Kimberly Clark's tissue business in Brazil. Overall, paper sales decreased to 1.29 million tons in 2023, compared to 1.31 million tons in 2022.
In 2023, our net revenue from paper sales totaled R$9,078.3 million, a 7.5% increase from 2022. Net revenue from domestic sales increased 14.7%, while export’s decreased 8.8%, with 74.0% coming from domestic sales and 26.0% from exports. The geographic breakdown of our total revenue from paper sales in 2023 was 90.0% in Latin America (including Brazil), 5.2% in North America and 4.9% in other regions.
The average net paper price in 2023 was R$7,030/ton, 8.7% higher than in 2022. In the domestic market, the average net paper price was R$7,275/ton, a 18.1% increase compared to 2022. In the international market, average price was US$1,284/ton, a 9% decrease compared to 2022. In Brazilian real, the average price in the international market was R$6,415/ton, 12.1% lower than in 2022.
Off-Balance Sheet Arrangements
We participate in a number of off-balance sheet arrangements, mainly related to guarantees and take or pay contracts. We also have a number of swap transactions as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report. See notes 4 and 24 to our audited consolidated financial statements, included in this Annual Report.

A.Operating Results
Results of operations
The following discussion of our results of operations is based on our audited consolidated financial statements. For a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F for the year ended December 31, 2022.
References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

	For the year ended December 31,
	2023	2023	2022
	US$(3)	(in thousands of R$), except per share data		Δ Y-o-Y
Net sales	8,211,756	39,755,575	49,830,946	25.3%
Cost of sales	(5,179,740)	(25,076,675)	(24,821,288)	(1.0)%
Gross profit	3,032,016	14,678,900	25,009,658	70.4%

Operating income (expenses)
Selling	(536,297)	(2,596,377)	(2,483,194)	(4.4)%
General and administrative	(397,254)	(1,923,228)	(1,709,767)	(11.1)%
Income from associates and joint ventures	(4,003)	(19,379)	284,368	—%
Other Operating Income, net	428,887	2,076,372	1,121,716	(46.0)%
Operating profit before net financial income (expenses)	2.523.349	12,216,288	22,222,781	81.9%

Net financial income (expenses)
Financial expenses	(962,378)	(4,659,162)	(4,590,370)	(1.5)%
Financial income	377,099	1,825,649	967,010	(47.0)%
Derivative financial instruments	1,141,576	5,526,714	6,761,567	22.3%
Monetary and exchange variations, net	637,789	3,087,727	3,294,593	6.7%
Net income before taxes	3,717,435	17,997,216	28,655,581	59.2%

Income taxes
Current	(81,671)	(395,392)	(510,896)	29.2%
Deferred	(722,005)	(3,495,443)	(4,749,798)	35.9%
Net income for the period	2,913,759	14,106,381	23,394,887	65.8%

Result of the period attributed to the controlling shareholders	2,909,311	14,084,848	23,381,617
Result of the period attributed to non-controlling shareholders	4,448	21,533	13,270
Earnings per share
Basic(1)	2,24277	10.85794	17.57724
Diluted(2)	2,24193	10.85387	17.57305

(1)Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.
(2)Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares. Due to the loss recorded in the period, we do not consider the dilution effect in the calculation
(3)In thousands of US$, except per share data. For convenience purposes only, amounts in reais in the year ended December 31, 2023 have been translated to U.S. dollars using a rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars on December 31, 2023 as reported by the Central Bank of Brazil.

Year ended December 31, 2023 compared to year ended December 31, 2022
Our net sales decreased 20.2%, or R$10,075.4 million, from R$49,830.9 million in the year ended December 31, 2022 to R$39,755.6 million in the corresponding period in 2023, mainly due to (i) 20.5% decrease in pulp prices in U.S. dollars, (ii) decrease of 3.6% in pulp sales volume.
Our net sales from pulp decreased 25.9%, or R$10,707.0 million, from R$41,384.3 million in the year ended December 31, 2022 to R$30,677.3 million in the corresponding period in 2023, mainly due to 20.5% decrease in pulp prices in U.S. dollars and less pulp sales volume. Our net sales from pulp represented 83.0% of total net sales in the year ended December 31, 2022, compared 77.2% in the corresponding period in 2023.
Our net sales from pulp exports decreased 26.3%, or R$10,185.5 million in 2023, from R$38,718.6 million in the year ended December 31, 2022 to R$28,533.1 million in the corresponding period in 2023, mainly due to 20.5% decrease in pulp prices in U.S. dollars and less pulp sales volume (-3%). Net revenues from pulp exports represented 71.8% of total net revenues in the year ended December 31, 2023.
Our average international pulp price in the year ended December 31, 2023 decreased 21.1%, or US$160.8/ton, from US$761/ton in the year ended December 31, 2022 to US$600/ton in the corresponding period in 2023. In the domestic market, our average net pulp sales price decreased 10.8%, or US$74.5/ton, from US$687/ton in the year ended December 31, 2022 to US$613 ton in the corresponding period in 2023. For a discussion of the reasons of the drop in international sales price of pulp, see above “Item 5. Operating and Financial Review and Prospects—Pulp Segment”
Our paper net sales increased 7.5%, or R$631.7 million, from R$8,446.6 million in the year ended December 31, 2022 to R$9,078.3 million in the corresponding period in 2023. Net sales from paper represented 17.0% of total net sales in the year ended December 31, 2022, compared to 22.8% in the corresponding period in 2023. The increase in net sales from paper in the year ended December 31, 2023 compared to the corresponding period in 2022 is mainly due to higher prices in the domestic market. Net revenues from paper exports represented 5.9% of total net revenues in the year ended December 31, 2023. Our net sales from paper in the domestic market increased 14.7%, or R$860.2 million, from R$5,858.9 million in the year ended December 31, 2022 to R$6,719.1 million in the corresponding period in 2023, impacted by increases in sales price and drop in volume.
Our average international realized paper price realized in 2023 decreased 9.1%, or US$127.9/ton, from US$1,412/ton in the year ended December 31, 2022 to US$1,284/ton in the corresponding period in 2023. In the domestic market, the average net paper sales price increased 18.1%, or R$1,116.5/ton, from R$6,159.0/ton in the year ended in December 31, 2022 to R$7,275.5/ton in the corresponding period in 2023.
Cost of sales
Our total cost of sales increased 1.0%, or R$255.4 million, from R$24,821.3 million in the year ended December 31, 2022 to R$25,076.7 million in the corresponding period in 2023. The cost of goods sold (COGS) was positively affected by lower sales volume and by lower costs of commodities (mainly Brent and soda), but these were offset by wood, in addition to higher expenses with scheduled shutdowns (more downtimes and inflation in the period) and higher depreciation, amortization and depletion costs.
Gross profit
Our gross profit decreased 41.3%, or R$10,330.8 million, from R$25,009.7 million in the year ended December 31, 2022 to R$14,678.9 million in the corresponding period in 2023, due to the factors mentioned above. Our gross margin in the year ended December 31, 2022 was 50.2% compared to 36.9% in the corresponding period in 2023, mainly due to the decrease in pulp sales price, as described above.

Selling, general and administrative
Our selling expenses increased 4.6%, or R$113.2 million, from R$2,483.2 million in the year ended December 31, 2022 to R$2,596.4 million in the corresponding period in 2023. This increase is mainly due to the acquisition of Kimberly Clark's tissue business in Brazil.
Our general and administrative expenses increased 12.5%, or R$213.5 million, from R$1,709.8 million in the year ended December 31, 2022 to R$1,923.2 million in the corresponding period in 2023. The variation is due to an increase in personnel expenses.
Income from associates and joint ventures
Our income from associates and joint ventures, decreased R$303.7 million, from income of R$284.4 million in the year ended December 31, 2022 to loss of R$19.4 million in the corresponding period in 2023. The decrease is mainly due to (i) loss from associates and joint ventures in 2023 and (ii) gain from the realization of comprehensive income related to the foreign exchange variation of Suzano Trading Ltd.’s overseas investment, as a result of the merger of Suzano Trading Ltd. into Suzano S.A. on September 30, 2022 (impact of R$235.7 million). Since Suzano Trading Ltd.’s was merged in 2022, the respective income were not registered in 2023.
Other Operating Income, net
Our other operating income (expenses), increased R$954.7 million, from R$1,121.7 million in the year ended December 31, 2022 to R$2,076.4 million in the corresponding period in 2023. The positive variation refers mainly to the greater adjustment resulting from the update of the fair value of biological assets, positive variation in the item “Depreciation, amortization and other PPA realizations”, partially offset especially by the lower results in the sale and write-off of assets.
Operating profit before net financial income (expenses)
Our operating profit before net financial income (expense) decreased 45.0%, or R$10,006.5 million, from a profit of R$22,222.8 million in the year ended December 31, 2022 to a profit of R$12,216.3 million in the corresponding period in 2023, due to the facts mentioned above. Our operating margin in the year ended December 31, 2022 was 44.6% compared to 30.7% in the corresponding period in 2023.
Net financial income (expenses)
Our net financial income (expenses) decreased 10.1%, from a gain of R$6,432.8 million for the year ended December 31, 2022 to a gain of R$5,780.9 million in the corresponding period in 2023. This decrease occurred largely due to the decrease of R$1,234.9 million in derivative results, in addition to the negative impact of the currency and monetary variation of R$206.9 million, despite the positive variation of R$789.8 million in net financial expenses.
Net income (loss) before taxes
Our Net income (loss) before taxes decreased by 37.2%, going from R$28,655.6 million in the year ended December 31, 2022, to R$17,997.2 million in the corresponding period in 2023. This result was impacted by the factors mentioned above.

Income taxes
Our income tax and social contribution in the year ended December 31, 2023 was R$3,890.8 million, compared to R$5,260.7 million in the same period of 2022. This reduction is mainly due to a 37% decrease in profit before income taxes, partially offset by the increase in the effective income tax and social contribution rate from 18% in the year ended December 31, 2022, to 22% in the corresponding period in 2023.
Net income (loss) for the year
Our net income decreased 39.7% or R$9,288.5 million, from R$23,394.9 million in the year ended December 31, 2022 to R$14,106.4 million during the corresponding period in 2023. This result was due to the factors mentioned above.
B.Liquidity and Capital Resources
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
Our material cash requirements have historically included the following:
•working capital;
•debt service; and
•capital expenditures.
Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or one of our wholly owned subsidiaries, borrow funds by offering the guarantee of export contracts, issuance of Agribusiness Receivables Certificates (CRA), or capital expenditures acquisition financing programs offered by BNDES. The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets by wholly-owned subsidiaries, mainly domiciled in other countries.
As of December 31, 2023 and 2022, our cash and cash equivalents were R$8,345.9 million and R$9,506.0, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2023, 35% was denominated in reais invested in both public and private financial investments. The remaining 65% of our cash, cash equivalents and marketable securities was denominated in U.S. dollars.
We also have access to RCF (Revolving Credit Facilities) in the total amount of US$1,275.0 million that is available until February 2027, as of December 31, 2023.
The fair value of derivative financial instruments represented a positive net balance of R$1,994.4 million as of December 31, 2023.

As of December 31, 2023, our balance sheet presented a stable working capital balance (current assets less current liabilities) of R$23,774.0 million compared to R$22,630.1 million on December 31, 2022. Our current assets as of December 31, 2023, were equivalent to 2.6 times our current liabilities.
For 2024, we have already announced to the market, as approved by our board of directors, the intention to invest R$7,677.4 million as maintenance capex (for further information please see “Item 5.B – Capital Expenditures” below). This will primarily be financed by the cash and cash equivalents and cash generation for 2024.
For the year of 2024, we also believe that we will be able to access either capital or banking markets, if necessary.
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
Operating Activities
Our net cash provided by operating activities totaled R$17,315.5 million in the year ended December 31, 2023, compared to net cash provided by operating activities of R$21,640.6 million in the year ended December 31, 2022. This decrease of R$4,325.1 million was mainly due to lower pulp prices in 2023 and a depreciation of US dollar against the Brazilian real, directly impacting our revenues.
Investing Activities
Our net cash used in investing activities totaled R$26,035.3 million during the year ended December 31, 2023, compared to net cash used in investing activities of R$17,015.8 million in the year ended December 31, 2022. During the year ended December 31, 2023 investing activities for which our used cash primarily consisted of (i) R$11,674.2 million used in additions to property, plant and equipment, (ii) R$5,777.9 million used in additions to biological assets, (iii) consumption of R$5,296.4 million from marketable securities and (iv) cash invested in assets and business acquisitions net in the amount of R$2,675.9 million.
Financing Activities
Our financing activities used net cash of R$7,798.9 million during the year ended December 31, 2023 compared to net cash used in financing activities of R$8,107.2 million in the year ended December 31, 2022. During the year ended December 31, 2023, our main sources of financing were (i) R$10,944.8 million in loans and financing, which mainly consisted of US$600.0 million (equivalents to R$2,891.5 million) from the International Finance Corporation (IFC), R$2,000.0 million from Banco Safra and R$1,239.0 million in financing programs offered by BNDES. During the year ended December 31, 2023, our principal uses of financing was repayment of R$4,296.4 million of loans, financing and debentures, (ii) payment of R$1,500.0 million in dividends, (iii) R$880.9 million of shares repurchased, (iv) payment of R$1,218.4 million in lease contracts and (v) positive settlement of R$3,559.3 million in derivative financial instruments.
Capital Expenditures
Our capital expenditures (capital expenditures incurred – cash basis) totaled R$18,576.6 million in the year ended December 31, 2023, in comparison to R$16,308.6 million in the year ended December 31, 2022. In the year ended December 31, 2023, the amount of R$6,706.4 million was allocated to industrial and forestry maintenance. Investments in projects related Expansion, Modernization, Port Terminals and others amounted to R$3,359.1 million. Investments related to Cerrado Project amounted to R$8,511.0 million.

The approved budget of our capital expenditures for 2024, amounting to R$16,452.4 million, encompasses remaining investments in projects previously disclosed to the market, such as investment in potential new investments in lands and forests that may increase our future competitiveness and maintain options for the future growth of our business. The decrease compared to 2023 is mainly due to Cerrado project's investment schedule, which is not necessarily aligned with the start-up of the mill.
Cerrado Project - Capex Update
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
Indebtedness
As of December 31, 2023, our total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$77,172.7 million, of which R$4,758.2 million represented current indebtedness (R$4,691.7 million refers to loans and financing and R$66,5 million refers to debentures) and R$72,414.4 million represented non-current indebtedness (R$64,052.2 million refers to loans and financing and R$8,362.2 million refers to debentures). The description of our consolidated financings and loans is presented on note 18 to our audited consolidated financial statements, included in this Annual Report.
Debt
Our major categories of long-term indebtedness are described below. The total amounts given below include accrued interest.
•Export financing lines in the total outstanding amount of US$3,733.0 million as of December 31, 2023 (equivalent to R$18,072.6 million)(1). This category includes export prepayment facilities (syndicated and bilateral loans) and export credit notes.
•U.S. dollar-denominated fixed rate notes in the total outstanding amount of US$8,461.4 million as of December 31, 2023 (equivalent to R$40,964.4 million)(1). We have issued in public offerings several series of fixed-rate debt securities, through our subsidiaries, guaranteed by us.
•Debentures in the total outstanding amount of US$ 1,741.0 million as of December 31, 2023 (equivalent to R$8,428.7 million)(1).

Note:
(1)    For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using a rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars on December 29, 2023 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.
We have one credit line available, as of December 31, 2023, with international banks, which will mature in 2027, as detailed below. The revolving credit lines allow more efficient cash management, consistent with our strategic focus on reduction of cost of capital. As of December 31, 2023, we had no outstanding drawn amounts under either facility and the total amount available under these facilities was US$1,275.0 million.
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)
On June 27, 2023, we raised R$500 million with BNDES and on October 20, 2023, raised an additional R$539 million at an interest rate of the long-term rate (TLP) plus 1.65% per year, with a seven-year grace period and maturity in December 2037. The resources were applied to forestry projects.

On October 30, 2023, we raised R$100 million with BNDES at an interest rate of the long-term rate (TLP) plus 1.75% per year, with a one-year grace period and maturity in October 2042. The resources were applied to industrial projects.
On December 28, 2023, we raised R$100 million with BNDES at an interest rate of the long-term rate (TLP) plus 1.75% per year, with a two-year grace period and maturity in December 2043. The resources were applied to industrial projects.
For each financing operation with BNDES, we are obliged to use the asset financed as collateral.
Advance on Foreign Exchange Contracts (ACC)
In May 2023, we raised US$100 million with BNP Paribas at a fixed rate of 6.00% per year, with maturity in May 2024.
In June 2023, we raised US$35 million with BNP Paribas at a fixed rate of 6.52% per year, with maturity in June 2024.
Debentures
In June 2023, we concluded the public distribution of a Debentures totaling R$500.0 million, with an interest rate of 6.02% plus the IPCA rate, with semiannual interest payments and maturity of principal in June 2030.
In June 2023, we concluded the public distribution of debentures totaling R$500.0 million, with an interest rate of 6.25% plus the IPCA rate, with semiannual interest payments and maturity of principal in June 2033.
In September 2023, we concluded the public distribution of debentures totaling R$2,000.0 million, with an interest rate of 6.19% plus the IPCA rate, with semiannual interest payments and maturity of principal in September 2038.
International Finance Corporation (IFC) A&B Loan
On December 22, 2022, we signed a new credit facility (A&B Loan) to be funded by the International Finance Corporation (IFC) and a syndicate of commercial banks, in the amount of US$600 million. The credit line is comprised of the following tranches: (i) "A-loan," of US$250 million, funded by IFC, at the cost of Term SOFR + 1.80% per year and an eight-year tenor, with a six-year grace period; and (ii) "B-Loan," a syndicated loan of US$350 million, at the cost of Term SOFR +1.60% per year, and a seven-year tenor, with a five-year grace period of the principal amount. Throughout the year of 2023, the line was fully disbursed.
The new credit facility has sustainability key performance indicators (KPIs) associated with the following goals: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representativeness of women in leadership positions in the company, evidencing our commitment to a more efficient usage of natural resources in our operations and with diversity & inclusion, in line with the implementation of our Commitments to Renewing Life published in February 2020. The resources will be designated to the Cerrado Project.
Rural Notes of Credit (NCR)
In August 2023, we raised R$2,000 million in rural notes of credit with Safra bank with a cost of CDI + 1.25% per year, with maturity in August 2030. This debt was disbursed as part of a debt rollover strategy.
Export Prepayment Agreement (EPP)
In August 2023, we raised US$151.0 million in an export prepayment agreement with JP Morgan bank with a cost of Term SOFR 6 months + 1.93% per year, with maturity in January 2029. This debt was disbursed as part of a debt rollover strategy.

Payments on maturity
On June 22, 2023, we fully paid an Agricultural Receivables Certificate (CRA) in the amount of R$685 million (principal and interest) at the cost of IPCA + 5.9844% per year.
On August 9, 2023, we fully paid two Export Credit Notes (NCE) and a Rural Product Credit (CPR) with Safra Bank in the amount of R$1,616.5 million (principal and interest) as part of a debt rollover strategy. The original maturity of these debts was in June and August 2026, at the cost of the Brazilian Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or CDI) + 0.99% per year and CDI + 1.03% per year.
On August 15, 2023, we fully paid a CRA in the amount of R$562 million (principal and interest) at the cost of IPCA + 5.9844% per year.
On August 25, 2023, we fully paid an export prepayment agreement with JP Morgan bank in the amount of US$118.9 million (principal and interest) as part of a debt rollover strategy. The original maturity of this debt was in June 2024, at the fixed rate of 7.70% per year.
On December 14, 2023, we fully paid a CRA in the amount of R$741 million (principal and interest) at the cost of IPCA + 6.1346% per year.
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
Green Bonds 2026 (Senior Notes 2026)
On July 7, 2016, our subsidiary Suzano Austria GmbH issued Senior Notes totaling US$500 million, with a coupon of 5.75%, with semi-annual interest payments, maturing in 2026. The Senior Notes comply with the Green Bonds Principles established by the International Capital Market Association. We invested the proceeds in sustainable projects in forest management, restoration of native forests, maintenance or development of environmental preservation areas, water management, energy efficiency, renewable energy, and reduction of greenhouse gas emissions,
On September 5, 2017, we reopened the Senior Notes 2026 in the additional volume of US$200 million, with interest corresponding to 4.625% p.a., to be paid semiannually, and maturing on July 14, 2026.
The proceeds obtained from the issuance of Senior Notes 2031 were used for a partial settlement through a tender offer of US$183 million of Senior Notes 2026 at the price of 115.2% of the issue value plus the proportional interest in circulation. The settlement of the process of repurchase occurred on September 15, 2020.
Green Bonds 2027 (Senior Notes 2027)
On January 11, 2017, Fibria Celulose S.A., through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance of “Green Bond Fibria 2027”, in the amount of US$700 million, with a coupon of 5.5% p.a. and semi-annual payments, maturing in 2027. The funds received were dedicated to investments in environmental projects that contributed to the achievement of our long-term sustainability goals.

Sustainability-Linked Notes 2028 (Senior Notes 2028)
On September 8, 2021, our subsidiary Suzano Austria GmbH issued Senior Notes totaling US$500 million, with a coupon of 2.50%, with semi-annual interest payments, maturing in 2028. The Notes have the same environmental performance indicators (KPI) assumed by the Senior Notes 2032 (see below) and are fully guaranteed by Suzano S.A. However, in case of non-compliance with any of the indicators, the increase in interest rates will be of 25.0 basis points by target.
Senior Notes 2029
On September 17, 2018, our subsidiary Suzano Austria GmbH issued Senior Notes in the amount of US$1 billion, with a coupon of 6% per annum, with semi-annual interest payments, maturing in January 2029.
On January 29, 2019, Suzano Austria GmbH reopened the Senior Notes 2029 with the additional issue of debt securities in the amount of US$750 million. The notes mature in January 2029 and were issued with interest of 5.465% p.a., which will be paid semiannually.
Senior Notes 2030
On May 21, 2019, our subsidiary Suzano Austria GmbH issued Senior Notes in the aggregate amount of US$1 billion, with a coupon of 5%, to be paid semiannually, and maturing in January 2030.
Sustainability-Linked Notes 2031 (Senior Notes 2031)
On September 14, 2020, our subsidiary Suzano Austria GmbH issued Senior Notes totaling US$750 million, with a coupon of 3.75% p.a., to be paid semiannually and maturing on January 15, 2031. The Notes have environmental performance indicators (KPIs) associated with a goal of reducing our GHG emissions by 2025. Under the terms of the Notes, if we do not satisfy the Sustainability Performance Target and provide confirmation thereof to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2026, the interest rate payable on the Notes will be increased by 25 basis points from July 16, 2026 to the Maturity Date.
On November 19, 2020, Suzano Austria GmbH made an additional issuance of debt securities under Senior Notes 2031, in the principal amount of US$500 million, with yield to maturity of 3.10% p.a.
Sustainability-Linked Notes 2032 (Senior Notes 2032)
On July 1, 2021, our subsidiary Suzano Austria GmbH issued Senior Notes totaling US$1 billion, with a coupon of 3.125%, with semi-annual interest payments and maturing in 2032. The Notes have environmental performance indicators associated with a goal of (i) reducing the industrial water withdrawal intensity and (ii) achieving 30% in the representative of women in leadership positions in the Company. Under the terms of the Senior Notes 2032, from July 16, 2027 until the maturity date, the interest rate payable will increase by 12.5 basis points unless we provide confirmation to the Trustee together with a related confirmation by the External Verifier at least 30 days prior to July 16, 2027, of compliance with the target of reducing industrial water withdrawal to a volume less than or equal to 26.1m³ per ton produced, calculated using the average of realized values in 2025 and 2026. In parallel, from July 16, 2026 until the due date, the interest rate payable will increase by 12.5 basis points unless we provide confirmation to the thereof trustee, together with a confirmation issued by the external expert at least 30 days prior to July 16, 2026, that the target of 30% or more women in leadership positions has been met by December 31, 2025.
Senior Notes 2047
On March 9, 2017, our subsidiary Suzano Austria GmbH issued Senior Notes totaling US$300 million, with a coupon 7.0% p.a., to be paid semiannually and maturing in March 2047.

On September 5, 2017, we reopened Senior Notes 2047 in the additional volume of US$200 million, with yield corresponding to 6.3% p.a. Suzano used the proceeds for general corporate purposes and to repurchase US$146 million in the Senior Notes due 2021 bonds.
On November 6, 2018, we made a new reopening on Senior Notes 2047 in the amount of US$500 million.
On May 21, 2019, Suzano Austria GmbH issued an additional amount of US$ 250 million at a yield of 6.245% p.a.
Suzano S.A. has fully and unconditionally guaranteed each of the foregoing issuances made respectively by Fibria Overseas Finance Ltd. and Suzano Austria Gmbh, each of which is a wholly-owned finance subsidiary of Suzano S.A.
Export Prepayment Agreements (EPPs)
On February 25, 2019, we entered into an export prepayment agreement in the amount of R$738.8 million, with annual interest payment of 8.35% p.a. and maturing in 2024.
On June 14, 2019, Suzano S.A., through its wholly owned subsidiary Suzano International Trade GmbH (formerly known as Fibria International Trade GmbH) and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment transaction in the amount of US$750 million, with a term of six years, grace period of five years and quarterly interest payments of 1.15% plus Libor 3M. On December 27, 2021, we concluded a transaction to extend the debt maturity date to 2027. On July 1, 2023, Libor was discontinued, and the interest payment of 1.15% plus Libor was changed to 1.41161% plus SOFR rate.
On February 14, 2020, we, through our wholly owned subsidiary Suzano Pulp and Paper Europe S.A., entered into a syndicated export prepayment agreement in the amount of US$850 million with a term of six years and maturity in February 2026, grace period of four years and quarterly interest payments of 1.15% plus Libor 3M. On July 1, 2023, Libor was discontinued, and the interest payment of 1.15% plus Libor was changed to 1.41161% plus SOFR rate.
On February 10, 2021, we, through our subsidiary Suzano Pulp and Paper Europe S.A. (Suzano Europe), entered into a sustainability-linked export prepayment agreement in the amount of US$1.57 billion maturing in six years, with quarterly interest rate payment of LIBOR plus 1.15%, which may be subject to positive or negative adjustments ranging from -2bps/+2bps p.a. depending on our progress in achieving certain milestones towards satisfying key performance metrics (KPIs) related to our industrial water withdrawals and greenhouse gas emissions, to be confirmed by an independent external verifier. On July 1, 2023, Libor was discontinued, and the interest payment of 1.15% plus Libor was changed to 1.41161% plus SOFR rate.
On August 25, 2023, we entered into an export prepayment agreement in the amount of US$151.0 million (equivalent to R$736.3 million), with semiannual interest payment of Term SOFR 6 months +1.93% p.a. and maturing in 2029.
Revolving Credit Facility (RCF)
On February 20, 2019, we, through our wholly owned subsidiary Suzano Pulp and Paper Europe S.A., entered into a syndicated Revolving Credit Facility agreement in the amount of US$500 million, available until February 2024.
On February 8, 2022, we, through our subsidiaries Suzano Pulp and Paper Europe S.A. and Suzano International Trade GmbH, in order to improve the management of our financial liquidity, structured a new Revolving Credit Facility, increasing the total available through revolving credit lines from US$500 million to US$1.275 billion. Of the new total amount, US$100 million was available until February 2024, and in April 25, 2023, this amount have been rolled over to February 2027. The additional amount of US$1.175 billion is available until February 2027 and has the same financial costs as the line available before. As of February 2024, the full amount is available, but had not been used.

Debentures
On June 29, 2018, we issued R$4.68 billion in its sixth debenture issuance, single series, non-convertible, maturing in June 2026 with interest rate of 112.50% of CDI. For the full amount of the issuance, we contracted the respective hedge in U.S. dollar at the cost of 5.74% per annum.
On October 17, 2019, we issued R$750 million in its eighth debenture issuance, single series, non-convertible, maturing in September 2028 with interest rate of 100% of CDI plus spread of 1.20% p.a.
In June 2023, we issued R$1,000 million in its ninth debenture issuance, with two series of R$500 million each, non-convertible, maturing in June 2030 and June 2033 with interest rate of IPCA plus spread of 6.02% and 6.25%, respectively.
In September 2023, we issued R$2,000 million in its tenth debenture issuance, single series, non-convertible, maturing in September 2038 with interest rate of IPCA plus spread of 6.19% per year.
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)
As of February 20, 2023, we had 36 different contracts with BNDES registered in our financial statements (including lines raised by Veracel Celulose S.A.), in a total principal amount of R$4.4 billion. Drawdown dates vary between 2013 and 2023 and maturity dates fall between 2024 and 2043.
Rural Notes of Credit
On August 25, 2023, we obtained funds in the form of an Rural Notes of Credit (NCR) in the amount of R$2,000 million, maturing in August 2030 with an interest rate of 1.25% per annum plus CDI, which will be paid semi-annually.
Advance of exchange contract (ACC)
In May 2023, we raised US$100 million with BNP Paribas at a fixed rate of 6.00% per year, with maturity in May 2024 in a single payment.
In June 2023, we raised US$35 million with BNP Paribas at a fixed rate of 6.52% per year, with maturity in June 2024 in a single payment.
International Finance Corporation (IFC) A&B Loan
On December 22, 2022, we signed a new credit facility (“A&B Loan”), to be funded by International Finance Corporation (IFC) and a syndicate of commercial banks, in the amount of US$600 million. The credit line comprises the following tranches: (i) “A-loan”, of US$250 million, funded by IFC, at the cost of Term SOFR + 1,80% per year and an eight-year tenor, with a six-year grace period; and (ii) “B-Loan”, a syndicated loan of US$350 million, at the cost of Term SOFR + 1,60% per year, and seven-year tenor, with a five-year grace period of principal amount. The line was fully disbursed throughout 2023.
The new credit facility has sustainability key performance indicators (KPIs) associated with the following goals: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representativeness of women in our leadership positions, evidencing our commitment to a more efficient usage of natural resources in its operations and with diversity & inclusion, in line with the implementation of its Commitments to Renewing Life published in February 2020. The resources will be destined to Cerrado Project.
Covenants
Currently, we have no financial covenants. As of December 31, 2023, we were in compliance with all other non-financial covenants, which are required under certain long-term borrowings.

C.Research and development, patents and licenses, etc.
Research and Development
Our Research, Development and Innovation (R&D&I) efforts are organized under a Chief Sustainability, Research and Innovation Officer. This initiative targets enhanced synergy between departments to ensure the sustainability of our forests and operations. It aims to foster business growth and transformation, intending to broaden our market beyond pulp and paper. Additionally, we are committed to strengthening our position as an innovative company dedicated to the SDGs.
Our technology and innovation facilities are spread to meet the demands and particularities of all of our mills and forest units. The technology centers, where there are the main assets and laboratories, are located in:
•Aracruz – state of Espírito Santo, Brazil – where efforts are towards the main business (pulp and forest development);
•Itapetininga – state of São Paulo, Brazil – biotechnology activities with a focus on later stage development;
•Jacareí – state of São Paulo, Brazil – dedicated to work on activities related to our Eucalyptus Breeding Program;
•Limeira – state of São Paulo, Brazil – focused on biorefinery, consumer goods, fluff, packaging and paper developments;
•Burnaby, Canada – dedicated to biorefinery research; and
•Rehovoth, Israel – where concentrates developments of FuturaGene´s early to mid-stage biotechnology R&D.
Efforts in R&D&I are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes in Brazil and abroad.
By attempting to improve our processes to develop innovative and higher quality products in a sustainable way, our research and development activities are mainly directed at increasing forestry productivity, reducing the operational costs and optimizing industrial processes, making our production more efficient, advance in the value chain with products using our fiber and developing new products through (i) forest management with optimization of natural resources and costs; (ii) robust eucalyptus breeding program; (iii) improving the use of eucalyptus fiber in the manufacture of pulp, paper, packaging, paperboard and consumer goods (tissue, non-woven and diapers); (iv) developing new applications for eucalyptus fiber including nanomaterials; and (v) developing a eucalyptus bio refinery to obtain renewable base chemicals. Aiming to support all these innovation fronts, we invested R$220.0 million in 2023.
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

In 2023, the breeding team was responsible to recommend new clones in combination with other genetic materials that were planted in different sites. With this allocation we expect to increase our yield in MAIcel (air dry ton of cellulose - adt/ha.year) above the actual recommendation. A key highlight is the project entitled Clonal Improvement of our Eucalyptus, which has advanced the recombination of breeding populations and the selection of new parental lines. This resulted in the cultivation of high-potential seedlings for large-scale selection. Utilizing Tetrys, our innovative software for clonal allocation, we allocated over 300 million trees, which represents approximately 15% of the total area planted in 2023. Additionally, we are implementing a new concept to expand the scope of field trials using superior genetic materials. This aims to accelerate the operational-scale recommendation of new clones, ensuring genetic and phytosanitary perspective.
We conduct biotechnology research and development at our facilities in Israel and Brazil to maximize forest productivity, resilience, and sustainability. We utilize state-of-the-art technologies, including bioinformatics, genomics, gene transformation, and gene editing. Our FuturaGene activities focus on improving plantation productivity by enhancing and protecting yield while reducing inputs and the carbon footprint at both forest and industrial operations, thus optimizing natural resource use efficiency. We use bioinformatics and genomic tools, as well as gene transformation and gene editing technologies, to introduce genetic changes into plantation tree species. These changes provide solutions for pest and disease resistance, weed management, drought resistance, and heat tolerance to enhance the resilience of these species in the face of abiotic and biotic threats resulting from climate change.
In 2023, FuturaGene received commercial approval from CTNBio, the Brazilian biosafety regulatory body, for four new GM eucalyptus varieties. These include two new herbicide-tolerant GM eucalyptus, the first insect-resistant GM eucalyptus and the first-ever GM eucalyptus variety that combines two traits: yield enhancement and herbicide tolerance. After CTNBio approval, the GM eucalyptus varieties are integrated into our breeding program and undergo extensive testing across diverse environmental conditions. During this year, our focus was on expanded field trials with yield-enhanced and herbicide-tolerant GM eucalyptus.
Besides efforts in the genetic field, we have sought innovations to ensure greater efficiency in forest management processes, aiming at greater productivity per planted area and cash cost reduction, while seeking to reduce the use of natural resources in this type of operations. The results in terms of "innovability" in forest management were obtained from the development of projects, which were focused on increasing productivity and forest resilience.
Forest Management has been continually investing resources to bring resilience to the forests of the future, aiming to characterize large-scale genotypes for pesticide sensitivity, disease and pest resistance, and tolerance to abiotic stresses, accelerating the breeding program and minimizing losses in early stage by identifying clones which shouldn’t be recommended to proceed to the next phases. In 2023, algorithms related to climate prediction and erosion risk mapping were made available to the operational areas, as well as technologies focusing on soil and plant remote sensing. As a result, the operational area is now able to have a better planning of scenarios once unpredictable before, being able to select and also prioritize areas for planting, reducing time and cost of soil and plant analyses, as well as eliminate the generation of waste from this activity.
To support the challenges and ambitions of our Long-Term Goals, our Pulp R&D&I team dedicated its efforts to process enhancements and the development of new products, alongside the evolution and consolidation of new services. In pursuit of advancing our “Fiber to Fiber” strategy, we expanded our project portfolio by developing new eucalyptus cellulose products with diverse characteristics and physical properties. These innovations enable us to deliver high-performance and competitive products to the market, replacing competing fibers and penetrating new markets such as specialties and packaging. The conversion of these products into paper and packaging has yielded several benefits across the value chain. These include replacing scarce fibers with poor sustainability profiles, reducing the grammage of papers to boost productivity, and decreasing specific energy consumption in paper manufacturing. This contributes to increase energy efficiency and sustainability for end consumers.

For improved management of specific wood consumption in our industrial units, we have developed diagnostic work, implemented new measurement methodologies, identified key factors influencing this indicator, and integrated experts to foster knowledge creation. This initiative has enhanced the integration of people and strategic technologies in wood quality management, producing significant results for our business.
In 2023, the consumer goods R&D&I team focused its efforts on the launch of Mimmo and Max double-ply toilet paper (40m rolls). These products represent a significant gain in sustainability because they generate 24% less plastic packaging waste and 50% less internal tube residue from the rolls when compared to similar products on the market. In connection with the development of Fluff pulp in 2023, most of the resources were used to support business unit with tests and adjustments for the production of Eucafluff® at the Limeira Unit.
Regarding the paper and packaging R&D&I team, the development of the Flexible line has advanced with approval of the paper wrapper for cut size Report® (500 sheets), replacing the plastic wrapper and pursuing our commitment to replacing products from fossil sources.
In 2023, we won the Valor Inovação Brasil Award, one of the most relevant innovation rankings in Brazil, conducted by Valor Econômico in partnership with Strategy&, a PwC consultancy. For the third consecutive year, we were recognized as the most innovative company in the pulp and paper sector and, for the first time, as the Most Innovative Company in Brazil. Additionally, we received the award for the most innovative company at the CNI National Innovation Award in the innovation process for large companies category. We also achieved recognition at the ABTCP Award - Sector Highlights, winning in the categories of Market Pulp Manufacturer, Innovation (R&D and Technology), Sustainability and Social Responsibility.
Intellectual Property
We, along with Suzano Canada, FuturaGene, and Portocel, currently hold a total of 789 granted patents and patent applications, 73 protected varieties of eucalyptus, and more than 416 potential new eucalyptus varieties, which are under evaluation by our Forestry Breeding Program.
Our achievements in the intellectual property field during 2023 include the filing of 17 new technologies as patents and protection of 17 new varieties of Eucalyptus. The patent applications filed in 2023 cover developments in biorefinery and paper and packaging products.
We were recognized as top 50 Brazilian resident companies by Brazilian Patent and Trademark Office ranking, in the invention patent category.
Our investments in research and development enable us to maintain significant independence from external sources for our intellectual property and innovation.
Trademarks
We have registered many of our trademarks in countries across five continents, including, among others, the United States and Canada, countries of the European Union, and countries located in Latin America, Africa, Asia and Oceania.
In 2023, we requested 32 and received 21 registrations related to 13 new trademarks, including Neve®, Suzano Biopulp®, Biopulp®, Innovability Hub®, Innovability Hub by Suzano®, Report Suzano®, Lin Suzano®, Vista Suzano®, Just®, Loop®, Loop+®, Agente do Bem®, Portocel®, and we requested 17 trademark renewals, mostly related to registries for the trademarks Brasil Mais Verde®, Neve Supreme®, Neve Compacto®, Alfredo®, AA Aracruz®, Aracruz®, Magnum Cart®, Suzano Pulp and Paper Asia®, Fibria®, Prisma Bright®, Paperfect Opaque®, Artwork®, Report®, Report Suzano®, Facepa®, Nino® and Eclipse®.

D.Trend Information
The primary trends which influence our sales and production and inventory levels are the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations. See "Item 4. Information on the Company — B. Business Overview" for a discussion of the potential effects of the trend on our business.
E.Critical Accounting Estimates
See Note 3 to our audited consolidated financial statements included in this Annual Report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
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

Name	Age	Position	Date of Election	Term of Expiration
David Feffer	67	Chairman	April 25, 2024	April 25, 2026
Daniel Feffer	64	Vice Chairman	April 25, 2024	April 25, 2026
Nildemar Secches	74	Vice Chairman	April 25, 2024	April 25, 2026
Gabriela Feffer Moll	40	Member	April 25, 2024	April 25, 2026
Maria Priscila Rodini Vansetti Machado	65	Member	April 25, 2024	April 25, 2026
Paulo Rogerio Caffarelli	58	Member	April 25, 2024	April 25, 2026
Paulo Sergio Kakinoff	49	Member	April 25, 2024	April 25, 2026
Rodrigo Calvo Galindo	47	Member	April 25, 2024	April 25, 2026
Walter Schalka	63	Member	April 25, 2024	April 25, 2026

The following is a summary of the business experience of our current directors:
David Feffer. David Feffer studied in Business Administration in Brazil and holds specialization courses from Harvard Business School (USA), Columbia University (USA), IMD (Switzerland), The Aspen Institute (USA), Singularity University (USA), and Stanford University (USA). He currently serves as Chairman of the Board of Directors of the Company and is also a member of the following non-statutory committees of the Company: (a) Strategy and Innovation Committee (Coordinator), (b) Sustainability Committee; (c) Management and Finance Committee (Coordinator), and (d) People Committee. David Feffer also holds the following positions in other companies: (i) Chief Executive Officer of Suzano Holding S.A., a publicly traded company whose main activity is participation in other companies, since 2003; (ii) member of the Board of Directors and Chief Executive Officer of Polpar S.A., a publicly traded company whose main activity is participation in other companies, since 2001; (iii) Chief Executive Officer of IPLF Holding S.A., a privately held company whose main activity is participation in other companies, since 2004; (iv) Chief Executive Officer of Premesa S.A., a subsidiary of Suzano Holding S.A., whose main activity is real estate development, since April 2015. He has been a member of the International Council of J P Morgan Chase & Co since 2023. He is also a member of several social and cultural institutions, including the following roles: (i) Chairman of the Board of Directors of Escola ALEF-Peretz and (ii) Member of the Deliberative Council of the Brazilian Israelite Beneficent Association Hospital Albert Einstein.
Daniel Feffer. Daniel Feffer graduated in Law from Mackenzie University and holds specializations from Fundação Getúlio Vargas, Harvard University, and Massachusetts Institute of Technology (USA), IMD (Switzerland), and LBS-London Business School (England). Currently, he is Vice-Chairman of the Company's Board of Directors, also serving as a non-statutory member of the Sustainability Committee. Daniel Feffer also holds the following positions in other companies: (i) President of ICC Brazil; (ii) President of the Board of Trustees of the Arymax Foundation; (iii) Chairman of the Board of Directors and President of the Board of Trustees of the Ecofuturo Institute; (iv) Chairman of the Advisory Board of IBÁ; (v) Member of the Board of IEDI - Economic Institute for Industrial Development; (vi) Founding Member of the Board of the Todos Pela Educação Commitment; and (viii) Member of the Strategic Council of FIESP.
Nildemar Secches. Nildemar Secches holds a degree in Mechanical Engineering from USP, with a postgraduate degree in Finance from PUC-RJ and pursued a doctoral degree in Economics at Unicamp. Currently, he is a member of the Company's Board of Directors, also serving as a member of the following non-statutory committees of the Company: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee (Coordinator); and (iv) Nomination and Remuneration Committee (Coordinator). Nildemar Secches also holds the following positions in other companies: (i) Vice-Chairman of the Board of Directors of WEG S/A; and (ii) Vice-Chairman of the Board of Directors of Iochpe-Maxion S.A.; (iii) Board Member of Vibra Energia S.A. His main professional experiences in the last years include: (i) member of the Board of Directors of Ultrapar Participações S.A., from 2002 to 2021; and (ii) member of the Board of Directors of Itaú-Unibanco, from 2012 to 2017.
Gabriela Feffer Moll. Gabriela Feffer Moll holds a degree in Hotel Administration and an Executive MBA from Fundação Dom Cabral, with executive courses from Harvard University, Insper, and Insead. Currently, she is a member of the Board of Directors, also serving on the following non-statutory committees of the Company: (i) People Committee; (ii) Sustainability Committee; (iii) Management and Finance Committee; and (iv) Strategy and Innovation Committee. Gabriela Feffer Moll also holds the following positions in other companies: (i) member of the ESG and People Committee of Bionexo; (ii) Director of Suzano Holding S.A; (iii) Director of Polpar S.A.; (iv) Director of IPLF Holding S.A.; (v) Director of Premesa S.A.; and (vi) Director of Naman Capital Ltda. Her main professional experiences in the last years include: (i) in 2010, she founded AG Sport, a consultancy specialized in the conception and organization of major events; (ii) in 2015, she joined Dotz, focusing on business development and implementing a new 100% digital self-service model; (iii) she served on the Board of Directors of MDS SGPS S.A.; (iv) at Suzano from 2017, she led product communication and the digital transformation of the Paper and Packaging Unit. At Suzano, following its merger with Fibria, she worked in the integration cell responsible for monitoring the synergies arising from the merger.

Maria Priscila Rodini Vansetti Machado. Priscila Vansetti holds a degree in Agronomic Engineering from the Luiz de Queiróz College of Agriculture (ESALQ/USP) at the University of São Paulo and specialized in Executive Management and Global Strategy Leadership from the Wharton School (University of Pennsylvania). Currently, she is a member of the Board of Directors of the Company, also serving as the coordinator of the Sustainability Committee. Her main professional experiences in recent years include: (i) Biologicals & Business Vice-President at Corteva AgrisciencesTM; (ii) Vice-President of Strategy and Planning at Corteva AgrisciencesTM since January 2021; (iii) Global Director of Strategy and Business Development at Corteva AgrisciencesTM in Indiana, following the merger of Dow and DuPont in September 2017; (iv) President of DuPont Brazil and Vice-President of Latin America for DuPont Crop Protection (2015 to 2017); (v) Global Director of Strategic Planning for DuPont Crop Protection (2014 to 2015); (vi) Business Director for DuPont Canada (2008 to 2014). In 1996, she was transferred to Wilmington, Delaware, USA, where she held various positions in Development and Marketing. She began her career at DuPont Brazil in 1981 in the agricultural division, assuming leadership positions in Regulatory Affairs, Government Relations, and Research & Development. In recent years, Priscila has served on the Boards of Directors of the American Chamber of Commerce (AmCham), the Brazilian Chemical Industry Association (ABIQUIM), the Agribusiness Council of FIESP, and the Board of Directors of the Canadian Crop Protection Association (CropLife Canada). Currently, she is a member of the Boards of the Inter-American Dialogue in Washington, D.C., and the International Center in Indianapolis, Indiana.
Paulo Rogerio Cafarelli. Paulo Rogerio Caffarelli holds a degree in Law from the Pontifical Catholic University of Curitiba (PUC Curitiba), with specializations in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba). He holds an MBA in Corporate Law and Finance from FGV/RJ and a master’s degree in business management and economics from the University of Brasília. Currently, he is a member of the Board of Directors and the Statutory Audit Committee of the Company. Paulo Rogerio Caffarelli also holds the position of President of Banco BBC within the Simpar Group since October 2021. His main professional experiences in the last years include: (i) President of Cielo S.A.; (ii) he joined Banco do Brasil in 1981, becoming Vice President of Wholesale, International Business, Private Banking, and Capital Markets (BB BI) from 2011 to 2014, and serving as President; (iii) Executive Secretary at the Ministry of Finance from February 2014 to February 2015; (iv) Corporate Executive Director at Companhia Siderúrgica Nacional; (v) he served, for a certain period, on the Board of Directors of the following companies: Banco do Brasil S.A.; Brasilprev; Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Alelo); Vale; Brasilcap Capitalização; and Banco Votorantim; he was also a member of the Advisory Board of Febraban - Brazilian Federation of Banks.
Paulo Sergio Kakinoff. Paulo Sergio Kakinoff graduated in Business Administration from Mackenzie University. Currently, he is a member of the Board of Directors, also serving as a member of the Company's non-statutory Committees: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee. Paulo Kakinoff also holds the following positions in other companies: (i) CEO of Porto Seguro Companhia de Seguros Gerais; (ii) member of the Board of Directors of Grupo Vamos Locação de Caminhões, Máquinas e Equipamentos S/A S.A; (iii) member of the Board of Directors of Simpar S.A.; (iv) member of the Board of Directors of Cocal Energia; (v) member of the Board of Directors of MRV Engenharia e Participações S/A; and (vi) member of the Governance Council and the Board of Directors of non-profit organizations "Todos pela Educação" (focused on education), MBC (Movimento Brasil Competitivo), Bemtevi (Social Businesses), and President of "Pacto pelo Esporte" (focused on sports), respectively. His main professional experiences in the last five years include: (i) member of the Board of Directors of Porto Seguro from March 2020 to July 2023; (ii) member of the Board of Directors of GOL Linhas Aéreas S.A. since 2012; (iii) CEO of GOL Linhas Aéreas S.A. from July 2012 to July 2022; (iv) President of Audi Brazil until June 2012; (v) Sales & Marketing Director of Volkswagen do Brasil and Executive Director for South America at the headquarters of the Volkswagen Group in Germany; (vi) member of the Board of Directors of Volkswagen Participações.

Rodrigo Calvo Galindo. Rodrigo Calvo Galindo holds a degree in Law and a master’s degree in education from the Pontifical Catholic University of São Paulo (PUC). Currently, he is a member of the Board of Directors of the Company, also serving as a member of the following non-statutory committees of the Company: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee. He also holds the following positions in other companies: (i) CEO (Chief Executive Officer) of Cogna Educação S.A.; (ii) Chairman of the Board of Directors of Cogna Educação S.A.; (iii) Chairman of the Board of Directors of Endeavor Brasil. He has been involved in managing educational institutions for over 29 years. His main professional experiences in the last five years include: (i) Administration of educational institutions; (ii) CEO of Cogna/Kroton Educacional; (iii) Director of Operations and Director of Higher Education at Kroton Educacional; (iv) CEO of Grupo Educacional IUNI; (v) Administrative Vice-Chancellor of the University of Cuiabá; (vi) member of the Board of Directors of Burger King Brasil; (vii) member of the Board of Directors of Clínica SIM; and (viii) member of the Board of Directors of Arezzo&Co.
Walter Schalka. Walter Schalka graduated in Engineering from the Aeronautics Institute of Technology (ITA) and holds postgraduate degrees from the Getulio Vargas Foundation, IMD, and Harvard Business School. He has been the CEO of Suzano S.A. since May 2013 (a position from which he resigned on February 28, 2024, effective July 1, 2024), and is also a member of the following non-statutory committees of the Company: (i) Management and Finance Committee, and (ii) People Committee. Mr. Walter Schalka also holds the following positions in other companies: (i) member of the Board of Directors of FuturaGene Ltd.; (ii) Director of Itacel - Celulose Terminal; (iii) Director of Maxcel Empreendimentos e Participações S.A.; (iv) member of the Deliberative Council of Ibá - Brazilian Tree Industry; (v) member of Parceiros da Educação, a Civil Society Organization; (vi) member of the Deliberative Council of the Brazilian Fund for Biodiversity; (vii) member of the Advisory Board of EB Capital Gestão de Recursos Ltda; and (viii) member of the Board of Directors of Vibra Energia. His main professional experiences in the last five years include: (i) Chief Financial and Administrative Officer of Dixie Lalekla; (ii) General Manager of the Dixie Toga Group; and (iii) President of Votorantim Cimentos, part of the Votorantim Group.

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

Name	Age	Position	Date of Election	Term of Expiration(1)
Walter Schalka	63	Chief Executive Officer	April 27, 2023	April 27, 2024
Aires Galhardo	46	Executive Officer – Pulp Operation	April 27, 2023	April 27, 2024
Carlos Aníbal Fernandes De Almeida Jr	54	Executive Officer – Forestry, and Procurement	April 27, 2023	April 27, 2024
Christian Orglmeister	50	Executive Officer – New Businesses, Strategy, IT and Digital	April 27, 2023	April 27, 2024
Fernando de Lellis Garcia Bertolucci	58	Executive Officer – Sustainability, Research & Innovation	April 27, 2023	April 27, 2024
Leonardo Barretto De Araujo Grimaldi	49	Executive Officer – Commercial Pulp and Logistics	April 27, 2023	April 27, 2024
Marcelo Feriozzi Bacci	54	Chief Financial and Investor Relations Officer	April 27, 2023	April 27, 2024
João Alberto Fernandez de Abreu	54	Executive Officer without specific designation	February 28, 2024	July 1, 2024

(1)The term of the mandates of the members of our executive officers is one year, until the first meeting of the board of directors to be held after the 2024 Company’s Annual General Meeting which is expected to be on May 9, 2024
On February 28, 2024, our Board of Directors initiated the CEO transition process, with Mr. Walter Schalka continuing in his role until July 1, 2024. The Board also appointed Mr. João Alberto Fernandez de Abreu as our Executive Officer, without a specific designation, from April 2, 2024, to July 1, 2024. Mr. Schalka and Mr. Abreu will collaboratively lead the succession process starting April 2, 2024, ensuring a smooth transition. Mr. Abreu will succeed Mr. Schalka as CEO on July 1, 2024.

The following is a summary of the business experience of our current executive officers:
Walter Schalka. Walter Schalka graduated in Engineering from the Aeronautics Institute of Technology (ITA) and holds postgraduate degrees from the Getulio Vargas Foundation, IMD, and Harvard Business School. He has been the CEO of Suzano S.A. since May 2013 (a position from which he resigned on February 28, 2024, effective July 1, 2024), and is also a member of the following non-statutory committees of the Company: (i) Management and Finance Committee, and (ii) People Committee. Walter Schalka also holds the following positions in other companies: (i) member of the Board of Directors of FuturaGene Ltd.; (ii) Director of Itacel - Celulose Terminal; (iii) Director of Maxcel Empreendimentos e Participações S.A.; (iv) member of the Deliberative Council of Ibá - Brazilian Tree Industry; (v) member of Parceiros da Educação, a Civil Society Organization; (vi) member of the Deliberative Council of the Brazilian Fund for Biodiversity; (vii) member of the Advisory Board of EB Capital Gestão de Recursos Ltda; and (viii) member of the Board of Directors of Vibra Energia. His main professional experiences in the last five years include: (i) Chief Financial and Administrative Officer of Dixie Lalekla; (ii) General Manager of the Dixie Toga Group; and (iii) President of Votorantim Cimentos, part of the Votorantim Group.
Aires Galhardo. Aires Galhardo holds a degree and a post-graduate degree in Business Administration from Fundação Getúlio Vargas. Currently, he serve as executive officer of Pulp Operation of the Company. Mr. Aires also holds the following positions in other companies: (i) member of the board of directors at Fundação Arus de Seguridade Social; (ii) Officer at Losango RS Administração e Participações Ltda; (iii) Officer at Mucuri Energética S.A.; (iv) Officer at Projetos Especiais e Investimentos Ltda; (v) Director at Suzano Industriais e Florestais S.A.; and (vi) member of the board of directors of Veracel Celulose S.A.; His main professional experiences in the last five years include also acting in leadership positions in the areas of Logistics, Forestry and Operations at Votorantim Celulose e Papel (VCP) and later at Fibria.
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
Fernando de Lellis Garcia Bertolucci. Fernando de Lellis Garcia Bertolucci holds a degree in Agricultural Engineering, a Master’s degree in Genetic Improvement, an Honoris Causa Doctorate from ESAL/UFLA and specialization courses in Forest Management (UFLA), Business Management (Fundação Dom Cabral), Product Development (University of Cambridge, England), Driving Strategic Innovation (IMD, Switzerland) and Global Executive Academy (MIT, USA). Currently, he serves as the Executive Officer of Sustainability, Research and Innovation of the Company. Mr. Fernando Bertolucci also holds the following positions in other companies: (i) Vice-Chairman of the Executive Board of the Brazilian Technical Association of Pulp and Paper; (ii) Officer at F&E Tecnologia Brasil S.A; (iii) member of the board of directors of Woodspin (JV Suzano/Spinnova); and (iv) Director at Suzano Canada Inc. His main professional experiences in the last five years also include acting as: (i) Officer of Technology and Innovation at Fibria Celulose S.A.; (ii) member of the board of directors of ANPEI; and (iii) member of Spinnova’s board of directors.

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
Marcelo Feriozzi Bacci. Marcelo Feriozzi Bacci holds a degree in Public Administration from Fundação Getúlio Vargas, with specializations in Finance and Capital Markets from Ibmec São Paulo, and an MBA from Stanford University (USA). Currently, he serves as Executive Director of Finance, Investor Relations, and Legal Affairs at Suzano S.A., leading the Treasury, M&A, Legal, Investor Relations, Controllership, Shared Services, Taxes, Planning, Risk Management, and Compliance departments. Marcelo Bacci also holds the following positions in other companies: (i) Chairman of the Board of Directors of Veracel Celulose; (ii) Board member of Suzano Pulp Paper America; (iii) Board member of Fibria Overseas Finance; (iv) Board member of Suzano Shanghai Ltd.; (v) Board member of Fibria Celulose USA Inc.; (vi) Board member of Suzano Shanghai Material Technology Development; (vii) Board member of Suzano Ventures; (viii) Director of Itacel - Terminal de Celulose; (ix) Director of Maxcel Empreendimentos e Participações S.A.; (x) Director of Mucuri Energetica S/A; (xi) Director of Projetos Especiais e Investimentos Ltda; (xii) Director of F&E Tecnologia Brasil S.A; (xiii) Director of Suzano Operações Industriais e Florestais S.A; (xiv) Member of the Supervisory Board of Suzano International Trade GMBH; (xv) Board member of Fundação Arus de Seguridade Social; and (xvi) Chairman of the Board of Directors of the Brazilian Institute of Financial Executives - IBEF. His main professional experiences in recent years include roles as: (i) Executive Director of Promon; (ii) Vice President of Finance at Louis Dreyfus Commodities; (iii) Executive Vice President of Suzano Holding; and (iv) Chairman of the Board of Ibema Papelcartão.
João Alberto Fernandez de Abreu João Alberto Fernandez de Abreu holds a degree in Mechanical and Production Engineering from the Catholic University of Rio de Janeiro (PUC-Rio), and an MBA from Fundação Dom Cabral (São Paulo). He has recently been elected to serve as Director without a specific designation of the Company. His main professional experiences over the last five years include roles such as: (i) President of the Company and its subsidiaries from April 2019 at Rumo S.A. (ii) Member of the Board of Iogen Energy. João Alberto served as Chief Operating Officer of Raízen Energia S.A., working for 18 years at Shell, holding various positions in Retail, in Brazil, England, and Argentina. He began his career at Raízen Energia as Executive Director of Sales and a member of the board of Petróleo Sabbá, an affiliate of Raízen in Northern Brazil. In 2012, he became Director of Bioenergy and Technology for Raízen's Ethanol, Sugar, and Bioenergy business. Two years later, he assumed the role of Executive Director of Agroindustrial. He was responsible for the development and implementation of Raízen's first integrated Second-Generation Ethanol plant.
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

The following table sets forth the name, position, date of appointment and term expiration for each member of our fiscal council, which has been convened as requested in the annual general shareholders’ meeting held on April 26, 2023:

Name	Age	Position	Date of Election	Term of Expiration (1)
Eraldo Soares Peçanha	72	Member	April 25, 2024	2025
Luiz Augusto Marques Paes	62	Member	April 25, 2024	2025
Rubens Barletta	77	Member	April 25, 2024	2025
Kurt Janos Toth	76	Alternate	April 25, 2024	2025
Luciano Douglas Colauto	56	Alternate	April 25, 2024	2025
Roberto Figueiredo Mello	75	Alternate	April 25, 2024	2025

(1)The term of the mandates of the members of our fiscal council shall terminate on the date of our annual general shareholders’ meeting in charge of evaluating our audited consolidated financial statements for the year ended December 31, 2024.
The following is a summary of the business experience of the current members of our fiscal council:
Eraldo Soares Peçanha. Eraldo Soares Peçanha holds degrees in Accounting and Business Administration from the Universidade Cândido Mendes in Rio de Janeiro. Currently, he serves as a full member of the Fiscal Council of the Company. Mr. Eraldo also holds the following positions in other companies: (i) full member of the Fiscal Council of Cadam S.A; and (ii) member of the Audit Committee of Banco do Estado do Rio Grande do Sul. His main professional experiences include: (i) Aracruz Celulose S.A. - Accounting Manager, Internal Audit, and Controller (1974 to 1996); (ii) CSN-Cia. Siderúrgica Nacional - Director of Controlling and Information Technology (1996 to 2003); (iii) Embratel S.A. - Director of Controlling and Executive Director of Corporate Governance (2003 to 2008); and (iv) Icatu Seguros S.A. - Executive Director of Customer Services (2008 to 2011). He has also served as a full member of the Fiscal Council in publicly traded companies such as Vale, Net Serviços de Comunicação, JBS, Ideiasnet, and in privately held companies such as Ferrovia Centro Atlântica, Itá Energética, and Officer Distribuidora Prod. Tecnologia; as a substitute member in publicly traded companies such as Ouro Fino Saúde Animal Participações, CCR, AES Tiete Energia, Tupy, and Padtec Holding. He has also served as a full member of the Fiscal Council in private pension entities of some companies where he worked. Since 2012, he has been working as a consultant in the areas of Corporate Governance, Controlling, and Accounting/Financial Processes & Systems.
Luiz Augusto Marques Paes. Luiz Paes holds a Law degree from the Law School of the University of São Paulo – USP. He is currently a permanent member of the Company’s Fiscal Council. Luiz Paes also holds the following positions at other companies: (i) effective member of the Fiscal Council of Vamos Locação de Caminhões, Máquinas E Equipamentos S.A.; (ii) permanent member of the Fiscal Council of Cyrela Brazil Realty S.A. Empreendimentos e Participações; (iii) permanent member of the Fiscal Council of Cury Construtora e Incorporadora S.A.; (iv) member of the Audit Committee of JSL S.A.; and (v) partner at the law firm Paes e Colauto Sociedade de Advogados, working in the area of legal consulting in Tax and Corporate Law.
Rubens Barletta. Rubens Barletta holds a law degree from São Bernardo do Campo Law School. He currently serves as member of the fiscal council of the Company. Rubens Barletta is also a permanent member of the fiscal councils of the following companies: (i) Banco Alfa de Investimento S.A.; (ii) Alfa Holdings S.A.; and (iii) Tegma Gestão Logística S.A. From 1999 to 2010, he served as a permanent member of the fiscal council of Financeira Alfa S.A. – Crédito, Financiamento e Investimentos. and of Consórcio Alfa de Administração S.A. Mr. Barletta has been a partner at Barletta, Schubert e Luiz Sociedade de Advogados, a firm specializing in private law, with emphasis on Corporate Law. From 1961 to 2008, he was an employee, intern and then partner at Law Firm Augusto Lima S.C.
Kurt Janos Toth. Mr. Kurt Janos Toth holds a degree in Economic Sciences from Universidade Federal Fluminense and a postgraduation in Finance from the Pontifical Catholic University of Rio de Janeiro. He is currently an alternate member of the Company’s Fiscal Council. His main professional experiences in the last five years include acting as a member of the following Audit Committees: (i) Tupy S.A. (2017 to 2021); (ii) Brasiliana Participações S.A. (2018 to 2019); and (iii) Eletropaulo Metropolitana Eletricidade de São Paulo S. A. (2015 to 2017)

Roberto Figueiredo Mello. Mr. Roberto Figueiredo Mello holds a Law degree from the Law School of the University of São Paulo – USP. He is currently an alternate member of the Company’s Fiscal Council. Mr. Roberto is also a founding partner of Pacaembu Serviços e Participações Ltda
Luciano Douglas Colauto. Luciano Douglas Colauto holds a degree in Business Administration from Fundação Getúlio Vargas (EAESP-FGV) and in Law from the University of São Paulo Law School (USP). He worked as a consultant at Arthur Andersen (an auditing company) from September 1988 to December 1991, and currently is a partner at Almeida Prado, Paes, Caruso e Colauto Consultoria Empresarial Ltda. (a consulting firm), where he joined in December 1991. He served as an effective member of the Fiscal Council of Nordeste Química S.A. (NORQUISA) from April 2003 to August 2004, of TECNISA S.A. from 2007 to 2017, and is currently an effective member of the Fiscal Council of Cyrela S.A., JSL S.A., and Movida Participações S.A.
Audit Committee
In 2011, the CVM approved an Instruction (No. 509/2011) governing the comitê de auditoria estatutário (statutory audit committee), an audit committee established under the bylaws of the issuer and subject to certain requirements under the CVM rules. Effective January 2018, the B3 listing rules for its Novo Mercado segment require that a company listed on the Novo Mercado (such as ourselves) create and implement an audit committee in accordance with the CVM rules. Novo Mercado segment of B3 is a premium listing segment for Brazilian companies that meet the highest standards of corporate governance. For further information on the Novo Mercado listing segment, see “Item 9. The Offer and Listing–Markets–São Paulo Stock Exchange Corporate Governance Standards.”
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
Our statutory audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the U.S. Securities and Exchange Commission, or SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be composed of one or more members of the board of directors and one or more members that are not also members of the board of directors, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. We believe that our statutory audit committee complies with these requirements, and we rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act. The following table sets forth the name, position, date of appointment and term expiration for each of the members of our audit committee:

Name	Position	Date of Election	Term Expiration
Ana Paula Pessoa	Coordinator	May 4, 2022	2024
Carlos Biedermann	Financial Expert	May 4, 2022	2024
Marcelo Moses de Oliveira Lyrio	Member	May 4, 2022	2024
Paulo Rogerio Caffarelli	Risk Expert	May 4, 2022	2024

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
As of April 25, 2023, the members of our audit committee, on an individual basis and as a group, directly owned less than 1.0% of our common shares.
Family relationship
Mrs. David Feffer and Daniel Feffer, respectively serving as Chairman and Vice-Chairman of our board of directors, are brothers. Mrs. Gabriela Feffer Moll, a member of our board of directors, is the daughter of Mr. David Feffer, Chairman of our board of directors.
B.Compensation
Aggregate compensation for the members of our board of directors and our executive officers is determined annually at our shareholders’ meeting, in accordance with our bylaws. Our board of directors is responsible for the distribution of such amount between its members and the members of our board of executive officers.
Our shareholders’ meeting held on April 25, 2024 approved the global compensation for the members of our board of directors, fiscal council and board of executive officers for the fiscal year of 2024 in the amount of up to R$215.7 million.
For the years ended December 31, 2023, 2022, and 2021, the aggregate compensation of all of our directors, officers and members of our fiscal council was R$117.7 million, R$99.2 million and R$109.8 million, respectively, which includes bonuses in the aggregate amount of R$24.1 million, R$11.6 million and R$13.0 million, respectively. In addition, for 2023, 2022 and 2021 we paid an aggregate of R$0.598 million, R$0.548 million and R$0.530 million into our pension plan on behalf of our directors.

Information on elements of compensation for the year ended December 31, 2023 is detailed in the table below (the percentages reflect the percentage of total remuneration represented by the category)

Elements of Remuneration	Board of directors	Board of Executive Officers (Statutory)	Fiscal Council
Fixed Remuneration	71.1%	26.8%	83.3%
Benefits	0.1%	2.3%	0.0%
Social Contribution	14.2%	6.1%	16.7%
Variable Remuneration	0.0%	24.6%	0.0%
Long Term Incentive Plan	14.6%	40.2%	0.0%
TOTAL	100.0%	100.0%	100.0%
In addition to receiving a fixed salary, our entire board of executive officers participate in a profit-sharing program based on the achievement of certain personal and corporate goals. We also provide the following benefits, among others, to certain members of our board of directors and our entire board of executive officers: life insurance, health care plans, dental care, meal vouchers, transport, payroll loans and private pension plans. In addition to the benefits, we offer our management team long-term incentive programs.
Until 2023, we had three long-term Incentive plans based on shares: (i) the Phantom Share Plan, (ii) the SAR Plan (Share Appreciation Rights), and (iii) the Performance Share Plan. In 2024, the Company’s management decided to discontinue the SAR Plan and keep the Phantom Share Plan and the Performance Share Plan, upon the approval of two new Plans. With this new structure, the Company’s purpose is: i) aligning the interests of managers with the interests of the Company and its shareholders; ii) attracting, rewarding, retaining and encourage them to conduct the Company’s business sustainably, within appropriate risk limits and aligned with the interests of shareholders; and iii) grant them a financial incentive. This changes were approved by our shareholders at the Annual and Extraordinary Meetings held on April 25, 2024.
Performance Shares Plan
Members of the Board of Directors, both the statutory and non-statutory board officers, and key employees are eligible to be beneficiaries of the our Performance Share Plan.
The Board of Directors may approve the grant of Performance Shares to Beneficiaries of the Plan, under the terms and conditions established in the Plan, and in the respective Programs and Grant Agreements. Each Performance Share corresponds to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered to the Beneficiary, once the conditions established in the Plan and the respective Program and Agreement have been met.
The Board of Directors determines the number of performance shares for each beneficiary, adhering to the global and, if applicable, the extraordinary limit under the plan. The number of performance shares delivered depends on achieving the targets set after the vesting period, as outlined in the programs and agreements. Initially, the grant's financial value is set, then converted into performance shares based on the average price of our common shares during up to ninety trading sessions on the B3 stock exchange before the grant date
The Board of Directors sets and approves the targets for granting performance shares based on TSR performance indicators and strategic priority metrics for each program.
For the Performance Share Plan, TSR refers to the performance indicator mechanism related to shareholder return, used to measure the performance of the reference group over a specific period by combining the share price of the comparable to demonstrate the return provided to the shareholder.

The vesting period is determined by the Board of Directors in each program or grant agreement and may vary between three and five years from the grant date.
The Board of Directors approves, at its discretion, based on the Committee’s recommendation and in compliance with the plan, programs that define: (i) the beneficiaries who will be granted the right to receive performance shares, (ii) the number of performance shares to be granted, which may be a maximum amount or a reference value within the overall limit; (iii) the targets and other conditions for acquiring the right to receive performance shares, and (iv) the modification of such targets and conditions when necessary or convenient, observing the terms and principles of the plan and the respective agreements.
Under the Performance Share Plan, beneficiaries may be granted shares representing up to 2% of our total issued shares on the plan’s approval date. This amount may adjust due to changes in the number, type, and class of shares as a result of bonuses, splits, reverse splits, or conversion of shares of one type or class into another, or conversion into other securities issued by us, or even in the case of eventual declarations of proceeds during the vesting period.
The Board of Directors may, in exceptional situations to preserve our best interests, establish conditions different from those in this plan for extraordinary grants of performance shares. These may occur when negotiating an entry bonus to hire managers or key employees who may become beneficiaries, or due to bonuses for specific activities or projects that bring significant returns to us. Such grants may not exceed 0.3% of our total issued shares on the plan’s approval date, always respecting the overall limit under the plan.
Phantom Shares Plan
Members of the Board of Directors, both the statutory and non-statutory board officers, and key employees are eligible to be beneficiaries of our Phantom Shares Plan. The Board of Directors may approve grants of phantom shares, under the terms and conditions established in the plan, and in the respective programs and grant agreements.
Each Phantom Share grants its holder a pecuniary right referenced to the market value of one share we issue. We calculate the number of Phantom Shares for each beneficiary based on their reference salary, salary multiple or financial references linked to their position, and the amount in reais per share, using the average quotation of the reference shares from up to 90 trading days on B3 stock exchange prior to the grant date.
Beneficiaries can only exercise their rights to the phantom shares during the exercise period, after meeting the vesting period and other conditions outlined in the plan and agreements. The grant of phantom shares do not automatically confer rights to beneficiaries, including their exercise and settlement.
The vesting period is set by the Board of Directors in each program or grant agreement, ranging from three to five years from the grant date. The exercise period, also determined by the Board, may not exceed two years from the end of the vesting period.
The settlement of phantom shares is conducted through cash payment to the beneficiary of the redemption amount, calculated by multiplying the number of phantom shares by the average quotation of the reference shares over up to 90 trading sessions on the B3 stock exchange, as specified in each program. This amount may include TSR or another strategic metric as a multiplier in the redemption calculation.
TSR, within our phanton shares plan, refers to the performance indicator related to shareholder return, measuring the performance of the Reference Group by combining the share price to demonstrate the return provided to the shareholder.
The Board of Directors, based on the Committee’s recommendation and in compliance with the the plan, approves programs that specify: (i) the beneficiaries of phantom shares, (ii) the number of phantom shares granted; (iii) the conditions and necessary modification for exercising rights related to the phanton shares; (iv) the vesting and exercise periods; and (v) other related terms and conditions.

In exceptional situations, to protect our best interests, the Board of Director may establish conditions different from those in the plan for extraordinary grants of phantom shares, such as when negotiating entry bonuses for new managers or key employees, or for bonuses tied to specific projects that yield significant returns for us.
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
The options have an exercise price (or minimum level of share appreciation) that represents the average of the last 90 trading days prior to the grant date. The plan is composed of one tranche with a vesting period ending three years after the grant and maturing six months after the end of the vesting period. After five years, the options are exercised automatically.
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
Maximum, Minimum and Average Individual Remuneration of our Board of Directors, Board of Executive Officers and Fiscal Council

Year 2023	Number of Members	Number of Remunerated Members	Highest Remuneration (in reais)	Lowest Remuneration (in reais)	Average Remuneration (in reais)
Board of Directors	9	9	7,482,885.39	1,008,000.00	2,031,746.53
Board of Executive Officers	7	7	37,593,671.73	7,987,386.33	14,015,713.40
Fiscal Council	3	3	426,720.00	426,720.00	426,720.00
Note on Calculations:
•The average annual remuneration of each body was calculated by dividing the total amount of annual compensation (fixed, variable and indirect benefits, including social contribution) for each body by the number of remunerated members in the respective body.
•The lowest annual individual remuneration (fixed, variable and indirect benefits, including social contribution) of each body excludes all members of the respective body who have held the position for less than 12 months.
•The highest annual individual remuneration (fixed, variable and indirect benefits, including social contribution) of each body makes no exclusions, considering all remuneration received by the respective member for functions exercised in the last 12 months.

Employee Compensation Policies
Policy on salaries and variable compensation
We ensure a competitive compensation policy, conducting an annual survey of positions and salaries among the biggest and best companies in diverse various segments, at its discretion. The compensation consists of a fixed monthly salary, which is related to the level of complexity of the position, and an annual share in our results through the variable compensation program.
The variable compensation program mostly aims at leveraging business and results, encouraging employees to effectively contribute to our growth, strengthening the commitment to sustainable results, while making the short- and long-term visions compatible, enabling that our growth results in a financial compensation, as well as retaining employees.
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
Health Insurance Plan: we offer medical assistance to employees through health insurance plans managed by third -parties, according to the relevant work location. Employees, their dependents (i.e., spouse or partner, children younger than 21 and single, children younger than 24 who are students, and children with disabilities in any age) and interns are entitled to health insurance. The health insurance offered by us has a co-payment model, i.e., the employee copay a percentage of the costs of medical procedures, following the rules of the insurance plan and applicable regulations. No monthly fixed contribution is paid. There is an accredited network in all locations to serve employees and their dependents. In addition, employees are entitled to reimbursement of expenses incurred at non-accredited locations, in accordance with the rules of the plan.
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
School Supplies Kit: Every year, we deliver school supplies to the children of employees, according to the level enrolled. Employees’ children older than five (completed by January 31 of a given year) who are in preschool, primary or secondary education are eligible for this benefit.
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
C.Board Practices
Our board of directors meets at least four times per year and whenever necessary, according to our interest or when called by its chairman or by the majority of its members. Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their activities. Our board of executive officers meets periodically to review our production, commercial and financial operations. Our board of directors and our board of executive officers is governed by each of their respective internal rules, which have been approved by our board of directors in 2019 (and amended on 2022) and 2018, respectively. These rules set forth the structure and functioning, as well as rights and obligations of the members of our board of directors and board of executive officers.

According to the Brazilian Corporation Law and our by-laws, the members of our board of directors are elected by the holders of our common shares at the general shareholders meeting. The members of our board of directors serve two-year terms. In April 2024, the sitting and alternate members of our board of directors were elected to serve a two-year mandate starting on April 25, 2024.
D.Employees
As of December 31, 2023, we employed a total of 20,907 employees (Suzano + Portocel + Ecofuturo + Futuragene), distributed as follows:

As of December 31, 2023
Management	1,568
Specialists/Engineers	70
Administrative	5,445
Operations	13,824
TOTAL	20,907
The increase in the number of employees (1,588 people) compared to 2022, increase in our forest base, in sourcing, formation of a succession pool for industrial units, hiring of employees for the Cerrado Project and the acquisition of Kimberly-Clark’s tissue assets in Brazil .
On December 31, 2023, 28,705 workers employed by outsourced subcontractors and service providers were used. This scenario represents an increase of 14.2% in outsourced subcontractors and service providers compared to the previous year, equivalent to an increase of 3,565 employees. The workforce is mostly allocated in forestry operations and logistics with 52% of workers, followed by 29% of workers distributed in industrial operations and 19% of workers in support and administrative activities.
In the years of 2023, 2022, 2021, 2020 and 2019, the number of accidents in our facilities were 175, 156, 163, 146, 195, respectively.
Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by us with the local unions to which our employees belong.
E.Share Ownership
As of April 25, 2024, the members of our board of directors and our executive officers, other than members of the Feffer family, directly owned less than 1.0% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
As of April 25, 2024, our capital stock fully subscribed and paid in is R$19,269.3 million divided into 1,304,117,615 registered, book-entry common shares.

The table below presents certain information as of April 19, 2024, regarding (i) any person known to us as the owner of 5% or more of our outstanding common stock, (ii) total amount of the common stock owned by the members of our board of directors, executive officers and fiscal council; and (iii) total amount of the common stock owned by our related parties.

Shareholder	Number of Common Shares	Total Capital (%)
Suzano Holding S.A(1)	367,612,329	28.2%
David Feffer	53,443,973	4.1%
Daniel Feffer	48,077,305	3.7%
Jorge Feffer	47,687,570	3.7%
Ruben Feffer	46,856,788	3.6%
Alden Fundo de Investimento em Ações	26,154,744	2.0%
Other Related Parties(2)	27,801,895	2.1%
Board of Directors, Executive Officers and Fiscal Council	4,415,392	0.3%
(Other Shareholders) Public Float:	661,418,263	50.7%
Treasury Shares	20,649,356	1.6%
Total	1,304,117,615	100.0%

(1)The controlling shareholders of Suzano Holding S.A. are David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.
(2)Includes other relatives of the Feffer family.
In addition, as of April 19, 2024, 3.8% of our common shares were held in the form of ADSs. Our major shareholders do not have different voting rights from other shareholders.
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
Transactions with Suzano Holding S.A.
The transactions with our controlling shareholder, Suzano Holding S.A, in the year ended December 31, 2023, totaled R$9,000.0, mainly related to administrative expenses sharing and, to a lesser extent, to guarantees provided by Suzano Holding S.A.
Other Transactions
We are currently engaged in commercial pulp transactions with Ibema Companhia Brasileira de Papel (Ibema) that is a joint venture between us and Ibema Participações S.A (Ibemapar) concluded in January 2016. Currently, we hold 49.9% of Ibema's share capital and Ibemapar holds the remaining 50.1%.
In the year December 31, 2023, 2022 and 2021, our net revenues from these transactions were R$193.0 million, R$237.1 million and R$184.9 million, respectively.
We also enter into expense sharing with certain other parties controlled by some of our controlling shareholders in the ordinary course of business.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See our audited consolidated financial statements included in this Annual Report.
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

	December 31, 2023			December 31, 2022
	Judicial deposits	Provision	Provision, net	Provision, net
	(in thousands of R$)
Tax	154,469	2,483,914	2,329,445	2,718,528
Labor	82,305	349,058	266,753	243,535
Civil	15,694	279,905	264,211	294,247
	252,468	3,112,877	2,860,409	3,256,310

Although the amounts of any liability that could arise against us with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely to us, would not, individually or in the aggregate, have a material adverse effect on our financial condition. The amount of the legal cases assessed as reasonably possible, as of December 31, 2023, is R$9,775.1 million for tax proceedings, R$194.9 million for labor proceedings and R$4,463.0 million for civil proceedings.
Tax Proceedings
As of December 31, 2023, we were involved as the defendant in approximately 32 administrative and judicial proceedings of tax and welfare nature, which likelihood of loss is probable, involving a plurality of taxes, such as corporate income tax (IRPJ), social contribution on net income (CSLL), retained income tax (IRRF), social integration program (PIS), social contribution on revenue (COFINS), tax on industrialized products (IPI), social contribution, tax on rural real estate (ITR), value added tax on goods and services (ICMS), tax on services (ISS) and real estate tax (IPTU).
As of December 31, 2023, we had provisions, net of judicial deposits, of R$2,329.4 million related to tax claims for which our legal counsel considers that the likelihood of loss is probable. In addition, the total amount related to proceedings in which we are defendants, and for which our legal counsel considers the likelihood of loss possible, is R$9,775.1 million. As of December 31, 2023, we had no provision accrued for claims which likelihood of loss is possible.
The remaining tax and welfare proceedings refer to other taxes, such as social contribution, IRPJ, CSLL, ITR, ICMS, ISS, IRRF, PIS and COFINS, mainly due to divergences on the interpretation of applicable tax rules and ancillary tax obligations.
We list below our key legal proceedings:
a.    Tax assessment – IRPJ/CSLL – exchange of industrial and forestry assets: In December 2012, the Brazilian Federal Revenue (RFB) issued a tax assessment against us, alleging that we failed to pay capital gains tax in February 2007 when we completed an exchange of industrial and forestry assets with International Paper. In January 2016, the Tax Federal Administrative Court (CARF) rejected our administrative appeal. In May 2016, we filed a lawsuit and presented a judicial guarantee, which was accepted. The court ruled in our favor, but the Government Attorney's Office appealed, and the judgment is still pending. In December 2023, considering the terms of the Article 25, § 9ºA, of the Law No. 14,689/23, the Debt Certificates (CDAs) were amended to definitively cancel the amount related to the tax penalty and its charges. We have not made provisions for this matter, as the likelihood of loss is considered possible based on the opinion of our internal and external legal counsel. As of December 31, 2023, the amount of the possible exposure is R$1,630.5 million (R$2,505.9 million as of December 31, 2022).
b. Tax assessment – IRPJ/CSLL – In October 2023, the RFB issued a tax assessment against us, alleging that we failed to pay IRPJ and CSLL related to profits earned abroad by a subsidiary company in 2019. We submitted a defense at the administrative level, which is pending judgment. We have not made provisions for this matter, as the likelihood of loss is considered possible based on the opinion of our internal and external legal counsel. As of December 31, 2023, the amount of the possible exposure R$845.2 million.
c.    Tax assessment – IRPJ/CSLL – disallowance of depreciation, amortization and depletion expenses – 2010: In December 2015, the RFB issued a tax assessment against us, alleging that we failed to pay IRPJ and CSLL related to the non-deductibility of depreciation, amortization, and depletion expenses in 2010. We filed an administrative appeal, which was partially upheld. We then appealed this decision in November 2017, and the case was converted into a diligence proceeding. As of December 31, 2023, the amount of the possible exposure is R$827.2 million (R$777.4 million as of December 31, 2022).

d.    Tax assessment – Corporate Income Tax and Social Contribution: In October 2020, the RFB issued a tax assessment against us, alleging that we failed to pay IRPJ and CSLL related to the remeasurement of profit of our wholly-owned subsidiary Suzano Trading Ltd for the years ended December 31, 2014, 2015, and 2016. Certain statutory executive officers from Suzano Trading were also included as defendants. Our legal counsel considers the risk of loss as possible for us and, for the officers, also possible with greater chances of success (possible to remote). We presented an administrative defense and the case was converted into a diligence proceeding. The diligence is expected to be initiated. As of December 31, 2023, the amount of the possible exposure is R$563.7 million (R$516.4 million as of December 31, 2022).
e.    PIS/COFINS – Goods and Services – 2009 to 2011: In December 2013, the RFB issued a tax assessment against, alleging that the collection of PIS and COFINS credits disallowed because they were allegedly not linked to our operating activities. Our initial administrative defense was dismissed. We filed an administrative appeal that was partially upheld in April 2016. Subsequently, both we and the National Treasury filed a new appeal to the Superior Chamber, where our appeal was partially accepted. We have filed another administrative appeal, which is still pending judgment. As of December 31, 2023, the amount of the possible exposure is R$190.9 million (R$180.2 million as of December 31, 2022).
f.    Tax assessment – taxation on a universal basis – year 2015: In November 2020, the RFB issued a tax assessment against, alleging that we failed to pay IRPJ and CSLL related to the year ended December 31, 2015, due to the absence of profits earned by subsidiaries abroad in the determination of taxable income and social contribution calculation basis. We filed an administrative defense that was partially upheld. We filed an appeal, which is pending judgment. Our legal counsel considers the risk of loss as possible for us. As of December 31, 2023, the amount of the possible exposure is R$176.9 million (R$163.1 million as of December 31, 2022).
g.    Tax incentive — Agency for the Development of the Northeastern Brazil (ADENE): In 2002, the RFB granted our request to benefit from reductions in corporate income tax and nonrefundable surcharges calculated on operating profits for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), contingent upon approval of the qualification reports for the tax reductions by SUDENE. In 2004, we received a notice from the liquidator of the former Superintendence for the Development of the Northeast (SUDENE) stating that the right to use the previously granted benefit was unfounded and would be canceled. In 2005, the RFB issued an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussions, the assessment notice was partially upheld, recognizing our right to the tax incentive through 2003. Our management, supported by our legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail for both benefits already used and benefits not used until the corresponding final periods. The publication of the decision regarding the request for clarification is currently pending. As of December 31, 2023, the amount of the possible exposure is R$143.9 million (R$136.7 million as of December 31, 2022).
h. Compensation – IRRF – period 2000: We filed a lawsuit requesting the compensation of IRRF credits originated in the year ended December 31, 2000, regarding debts owed to the RFB. In April 2008, the RFB partially recognized the credit in our favor. We filed an administrative appeal with CARF and the case was converted into a diligence proceeding, which is still in process. As of December 31, 2023, the amount of the possible exposure is R$120.9 million (R$116.1 million as of December 31, 2022).
i. IRPJ /CSLL – partial approval – 1997: We requested approval to offset 1997 tax losses with amounts owed to the RFB. In March 2009, the authorities approved only R$83.0 million, which generated a difference of R$51.0 million. We are still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision of CARF in August 2019, which granted the Voluntary Appeal filed by us. For the remaining credit, we have appealed the rejection of the tax credits and obtained a partially favorable decision, and the final decision is under discussion in the judicial level which is still pending. In the year ended December 31, 2023 the amount of the possible exposure is R$117.1 million (R$111.8 million as of December 31, 2022)

j.     Tax assessment – IRPJ/CSLL: In December 2019,the RFB issued a tax assessment against, alleging that we failed to pay IRPJ and CSLL related to certain transfer pricing issues in 2015. We have filed an administrative defense in January 2020, which was partially upheld. We have filed another administrative appeal, which is still pending judgment. In the year ended December 31, 2023 the amount of the possible exposure is R$106.5 million (R$97.5 million as of December 31, 2022).
k.    Tax assessment – IRPJ and Negative Balance: An administrative procedure was initiated due to the use of credits by us regarding the negative balance of the period between January 2016 and December 2016. We presented our legal defense at the administrative level, which is currently pending judgment. As of December 31, 2023, the amount of the possible exposure is R$102.5 million (R$93.2 million as of December 31, 2022).
Labor Proceedings
As of December 31, 2023, we were involved as defendant in 1,241 labor proceedings assessed as reasonably probable, which represents a contingency provision, net of judicial deposits, of R$266.8 million, duly provisioned in our audited consolidated financial statements. Additionally, we were involved in 1,034 labor proceedings assessed as reasonably possible, with a total amount under dispute of R$194.9 million. We are also involved in collective disputes filed by labor unions located in the states of Bahia, Espírito Santo, São Paulo, Maranhão and Mato Grosso do Sul.
The labor proceedings filed against us involve common matters under dispute in other agroindustrial companies, such as overtime and termination payments, additional compensation for allegedly unsafe/unhealthy labor conditions, in addition to lawsuits filed by outsourced and third-party employees claiming that we are secondarily or jointly liable for compensation owed to them by their original employers.
Civil, Land and Environmental Proceedings
As of December 31, 2023, we were involved in 76 judicial civil and environmental proceedings assessed as reasonably probable, representing a contingency provision, net of judicial deposits, of R$264.2 million duly provisioned in our audited consolidated financial statements. In addition, we have 219 civil and environmental proceedings assessed as reasonably possible, amount under dispute totaling R$4,463.0 million.
The civil judicial proceedings refer mainly to indemnification claims, real estate possession challenges, claims for the revision of contractual provisions, bankruptcy, reimbursement of funds claimed from landowners and land lawsuits. The environmental judicial proceedings involving us mainly relate to licensing issues and environmental impacts of our activities. We are also a party in administrative proceedings that discuss issues related to forestry operations and environmental licensing. Claims deemed material are outlined below.
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

In December 2020, the Prosecutor's Office of the State of Bahia initiated a public civil action against us, questioning the applicability of the concept of "Consolidated Rural Areas," established by Federal Law No. 12,651/2012, in areas within the Mata Atlântica Biome. The case is still in its preliminary stages, and a preliminary injunction was issued recognizing the Regulatory Decree for the Atlantic Forest biome as applicable. It also requested in-depth technical studies from the Bahia Environmental Institute (INEMA) to identify possible Consolidated Rural Areas in the region. This decision is subject to appeal by both us and INEMA.
The municipality of Nova Viçosa, located in the state of Bahia, filed a Public Civil Action against us, claiming collective damages due to alleged consequences of our dredging operations in a navigation channel in the Municipality of Caravelas, operated by us until 2021. Although these operations were conducted in accordance with environmental permits issued by INEMA and the Brazilian Federal Environmental Agency (IBAMA), the municipality alleges that the dredging caused impacts on fishing and aesthetic elements.
The motion by the municipality was mostly denied due to the lack of legal and factual requirements for an injunction, except for a partial grant obliging us to hire an audit to attest to the robustness of our corporate governance. We appealed to the State Court, which ruled against us in a decision that was contradictory and unclear. We filed a motion for clarification to reverse the decision, which is pending judgment. However, if the unfavorable ruling is upheld, the granted injunction presents little to no risk to us.
Additionally, 50 individuals filed lawsuits against us, claiming individual damages due to alleged consequences of the dredging operations. All motions for preliminary injunctions by these individuals were rejected by the Judge and upheld by the State Court of Appeals.
In August 2023, the Federal Prosecutor's Office filed a Public Civil Action against us, another company, the State of Bahia, and the Federal Union, seeking the suspension and subsequent revocation of our licenses and authorizations related to activities allegedly impacting traditional communities in southern Bahia. The action also seeks to identify and allocate vacant properties under the control of these companies for the demarcation of traditional territories.
We contend that this action lacks merit. The areas in question have been operated by us and our predecessors since the 1980s, with all operations authorized through environmental licenses. There are no demarcated traditional territories in the direct influence area of our activities in southern Bahia, and we do not operate in demarcated indigenous territories.
The injunction requested by the Plaintiff was rejected by the Judge, who found the alleged facts and claims more likely to be unsubstantiated than truthful, and due to the absence of risk to justify an urgent order. The prosecutor's office filed a preliminary appeal with the First Circuit Federal Court of Appeals to overrule the decision and grant the injunction. In our understanding, most of the claims are not supported by the prosecutor's office's investigations or are based on speculative and vague documents and opinions.
We restate our compliance with the rights of native and traditional peoples, in line with our guidelines for relations with this public, and maintain a series of social and environmental programs within our environmental license procedures that benefit indigenous and traditional peoples in our area of influence.
Civil Matters
Regarding civil matters, we are involved in two public civil claims (ação civil pública) filed by the Federal Public Prosecution Office requesting (i) a preliminary injunction to prohibit our trucks from transporting wood in federal highways above legal weight restrictions, (ii) an increase in the amount of fines for cases of overweight, and (iii) compensation for damages to property allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of these claims was ruled against us. We presented an appeal to the Court of Appeals, requesting an interim relief to stay the effects of such ruling until a final decision is reached. We are currently waiting for the ruling on the interim relief by the 1st Regional Federal Court Appeals. In 2021, both were suspended due to the decision of the Superior Court of Justice (STJ) to evaluate the points of discussion in the form of a repetitive appeal. Still no date for judgment.

In November 2020, a sea logistic supplier initiated an arbitration proceeding against us due to the early termination of an agreement. The plaintiff seeks to enforce a put provision (imposing the ownership and acquisition of barges) allegedly foreseen in the agreement as a penalty for the early termination, and the payment of purported losses and damages suffered because of termination. Our position is that the put is not due, and, even if it was due, the put provision is abusive under the economic ratio of the contract. The court of arbitration ruled the matter, partially accepting our counterparty claims’. Afterwards, the parties settled an agreement in August 2023, and the case was closed by the arbitrary court decision on agreed terms, in September 2023.
In 2015, we sued a competitor who improperly and unauthorizedly used a variety of eucalyptus protected by intellectual property rights (cultivar) of Fibria. The prohibition of cultivation of this biological asset by the competitor is protected by an injunction still in force. The district court ruled the case, confirming the preliminary injunction and ordering the respondent to cease and refrain from planting and propagating eucalyptus clones of VT02 throughout the national territory, as well as ordering it to pay compensation for material damages to be fixed in a further phase of calculation of the award, which was already initiated by us. While the sentence was pending, the competitor filed an action to annul the cultivar registration, but the course of the first action was not harmed. The first claim was ruled on in April 2021, and there are appeals from both parties awaiting decision. Until this point, there has not been any decision capable of restraining our rights in this matter.
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

Updates on Other Proceedings
As reported in our annual report on Form 20-F for prior years, we were involved in a lawsuit before the 10th Federal Criminal Court of São Paulo related to certain contracts of Argeplan Arquitetura e Engenharia, a Brazilian engineering company unrelated to us. On August 28, 2023, following a request from the Public Prosecutor's Office, the court ordered the closure of all investigations, citing no evidence of illegal activity.
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
In accordance with article 26 of our bylaws, the minimum mandatory dividend corresponds to the lower of: (i) 25% of the adjusted annual net profits, adjusted according with the Brazilian Corporate Law, and (ii) 10% of the Operating Cash Flow Generation in the relevant fiscal year. The Operating Cash Flow Generation (GCO) is calculated using the following formula: GCO = Adjusted EBITDA – Maintenance Capex, where “GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency, “EBITDA” means our net profit of the fiscal year expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion. “Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.
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
Payment of dividends
For the year 2023, on December 1, 2023, our Board of Directors approved the distribution of interest on equity in the total gross amount of R$1,500.0 million at the rate of R$1.163375077 per share, considering the number of "ex-treasury" shares at the date of the distribution, as remuneration based on the profit shown in the balance sheet dated September 30, 2023. Interest on own capital was subject to a withholding income tax of 15%, except for shareholders who are proven to be exempt, in accordance with legislation in force. Income tax in the amount of R$190.1 million was withheld and paid in December 2023. The interest on own capital declared was attributed to the minimum mandatory dividend for the 2023, in accordance with the approval at the Annual General Meeting held in April 25, 2024 and with statutory and legal provisions. Payment of such proceeds was made in January 2024.
For the year 2022, on December 1, 2022, our Board of Directors approved the distribution of interim dividends in the total amount of R$2,350.0 million at the rate of R$1.794780909 per share, considering the number of "ex-treasury" shares on the present date, declared to the balance of retained earnings ascertained in the balance sheet dated September 30, 2022. Interim dividends were distributed "ad referendum" of the Annual General Meeting that approves the accounts for the fiscal year ended December 31, 2022, pursuant to Brazilian Corporations Law and our bylaws. The early payment of dividends related to 2022, in the amount of R$2,350.0 million, was imputed to the mandatory minimum dividends determined at the end of the 2022, in accordance with the approval at the Annual General Meeting held in April 27, 2023 and with statutory and legal provisions. Payment of interim dividends was made in December 2022.
For the year 2021, on April 25, 2022, our shareholders in the Annual Ordinary and Extraordinary Shareholder's meeting approved the distribution of dividends in the total amount of R$1,800.0 million, related to: a) R$1,000.0 million as anticipated dividends to the net income account for the year, as approved by our board of directors on January 7, 2022, and R$90.0 thousand due to variations in stock ownership verified in January 2022; and b) R$799.9 million declared at the Annual and Extraordinary Shareholder's meetings held on April 25, 2022, paid in May 2022.
In accordance with the Brazilian Corporation Law and our bylaws, our shareholders approved that there would be no distribution of dividends for the fiscal year of 2020, given that there was no net profit for such year.

B.Significant Changes
See notes 1 to our audited consolidated financial statements, included in this Annual Report, to see our significant changes on period.
Capital Increase
On April 25, 2024, our shareholders at Annual General Meeting approved a share capital increase in R$ 10,000.0 million, without issue of shares, upon the capitalization of part of the Capital Increase Reserve. Therefore, the share capital of R$9,269.3 million divided into 1,304,117,615 registered, book-entry common shares with no par value became R$19,269.3 million, comprised of 1,304,117,615 registered, book-entry common shares, with no par value.
Other Significant Changes
Other significant changes or events have occurred after the close of the balance sheet at December 31, 2023. For further information on such events, please see note 32 to our audited consolidated financial statements included in this Annual Report.
ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
Our ADSs are listed on the New York Stock Exchange under the trading symbol “SUZ.” Our common shares trade on the São Paulo Stock Exchange under the symbol “SUZB3.” On December 31, 2023, we had approximately 75,000 shareholders of record at the B3.
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
The B3 is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2023, the aggregate market capitalization of the 83 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately US$839 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.
Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See “Item 10.D — Exchange Controls.” and “Item 10.E — Taxation”.

B3 Corporate Governance Standards
The B3 has three listing segments:
•Level 1;
•Level 2; and
•Novo Mercado (New Market)
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
As a result, in addition to the disclosure obligations imposed by the Brazilian Corporation Law and the CVM, we also must comply with the following additional disclosure requirements set forth by the Novo Mercado rules:
•no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of the year) and at the end of each fiscal year, including a statement of cash flows which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, financing and investing activities;
•from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS Accounting Standards, in reais or U.S. dollars, in the English language, together with
•management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (a) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS Accounting Standards, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and
•from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (i) disclose, in its entirety, our quarterly financial information translated into the English language or (ii) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS Accounting Standards as provided above, accompanied by the independent auditors’ report.

No later than six months following the listing of our common shares on the Novo Mercado, we must disclose the following information together with our ITR:
•our consolidated balance sheet, consolidated income statement and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;
•any direct or indirect ownership interest exceeding 5.0% of our capital stock, considering any ultimate individual beneficial owner;
•the number and characteristics, on a consolidated basis, of our common shares held directly or indirectly by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee;
•changes in the numbers of our common shares held by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee in the immediately preceding 12 months;
•in an explanatory note, our statement of cash flows and consolidated statement of cash flows, which should indicate the cash flows changes in cash balance and cash equivalent, separated into operating, financing and investing activities; and
•the number of free-float shares, and their percentage in relation to the total number of issued shares.
The following information must also be included in our Brazilian annual report (Formulário de Referência) within seven business days of the occurrence of the following events, among others:
•change in management or of an audit committee member;
•change in capital stock;
•issuance of new securities even if for private subscription;
•change in the rights of the securities issued;
•change in direct or indirect holdings by controlling shareholders or variations in their share positions equal to or greater than 5% of the same types or class of stocks of the issuer;
•when any natural or legal person, or a group of persons representing the same interest, has a direct or indirect share that is equal to or higher than 5% of the same type or class of stocks of the issuer, provided that the issuer is aware of such change;
•any change in the share position held by the persons mentioned in the two preceding items, in an amount greater than 5% of the same types or class of stocks of the issuer, provided that the issuer is aware of such change;
•merger, merger of shares, or spin-off;
•change in the projections or estimates or disclosure of new projections or estimates;
•execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and
•bankruptcy, judicial recovery, liquidation, or court approval of an extrajudicial recovery.
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
Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards
See “Item 16G. — Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
As of April 25, 2024, our outstanding, fully paid-in share capital is R$19,269.3 million, comprised of 1,304,117,615 registered, book-entry common shares, with no par value.
On April 25, 2024, our shareholders at Annual General Meeting approved a share capital increase in R$ 10,000.0 million, without issue of shares, upon the capitalization of part of the Capital Increase Reserve. Therefore, the share capital of R$9,269.3 million divided into 1,304,117,615 registered, book-entry common shares with no par value became R$19,269.3 million, comprised of 1,304,117,615 registered, book-entry common shares, with no par value.
On January 26, 2024, our Board of Directors approved the the cancellation 20,000,000 common shares held in treasury at the time, without capital reduction and against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022. Therefore, the share capital of R$9,269.3 million comprised of 1,324,117,615 registered, book-entry common shares with no par value became R$9,269.3 million, comprised of 1,304,117,615 registered, book-entry common shares, with no par value.
On February 2023 our Board of Directors approved the the cancellation 37,145,969 common shares held in treasury at the time, without capital reduction and against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022. Therefore, the share capital of R$9,269.3 million comprised of 1,361,263,584 registered, book-entry common shares with no par value became R$9,269.3 million, comprised of 1,324,117,615 registered, book-entry common shares, with no par value.
B.Memorandum and Articles of Association
Our bylaws, approved by our shareholders at our annual general meeting held on April 25, 2024, are filed as Exhibit 1.1 to this annual report. This description does not purport to be complete and is qualified in its entirety by reference to our Bylaws, the Brazilian corporation law and the rules and regulations of the CVM and the Novo Mercado.

Voting Rights
Each common share entitles its holder to one vote at the matters of the shareholders’ meetings, in accordance with the Brazilian Corporation Law, our bylaws and the Novo Mercado regulation.

Shareholders’ Meetings
According to Brazilian Corporation Law, shareholders must be previously notified through a notice published three times in Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least 21 days prior to the meeting scheduled date, pursuant to Brazilian Corporation Law. If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.
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
An Extraordinary Shareholders’ Meeting shall be convened whenever the Company interests so require, and to resolve on following matters pursuant to the Brazilian Corporation Law: (i) amend our bylaws; (ii) elect or dismiss members of the board of directors (Conselho de Administração), at any time; (iii) install our fiscal council and elect and dismiss its members, if such body was not installed in the annual shareholders’ meeting; (iv) authorize the issuance of debentures; (v) suspend the rights of a shareholder in the event such shareholder does not comply with obligations imposed by law or our bylaws; (vi) accept or reject in-kind contributions offered by a shareholder in consideration for issuance of capital stock; (vii) resolve on the bonus share, division or reverse split of shares; (viii) pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss our liquidators and to examine their accounts; (ix) waiver of the requirement to hold a public offering for the acquisition of shares as a condition for the Company’s delisting from Novo Mercado; (ix) authorize management to declare us insolvent and to request a judicial recovery (recuperação judicial, a procedure involving protection from creditors available under Brazilian law); (x) resolve on the execution of transactions with related parties or the sale or the contribution, to another company, if the transaction value represents more than 50% of the company´s total assets, according to the previous financial statement approved by the shareholders; (vi) any matter submitted by the board of directors.
In accordance with our bylaws, a shareholders’ meeting must be convened with a minimum notice period of 60 days if the agenda includes (i) the cancellation of the company's registration as a publicly held company, or (ii) any amendment or removal of Article 30, which pertains to the tender offer in case of acquisition of relevant interest.
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

In accordance with article 26 of our bylaws, the minimum mandatory dividend corresponds to the lower of: (i) 25% of the adjusted net profits, and (ii) 10% of the Operating Cash Flow Generation in the relevant fiscal year. The Operating Cash Flow Generation (GCO) is calculated using the following formula: GCO = Adjusted EBITDA – Maintenance Capex, where “EBITDA” means the net profit of the fiscal year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion. “Adjusted EBITDA” means EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets. “Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the fiscal year.
Acquisition of a Relevant Interest
Any person, including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad solely or jointly with another bound person(s) (person or group of persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of any percentage equal to or greater than 20% of the total shares issued by the Company shall, within the maximum term of 30 days counting from the date of the event which results in the ownership of the relevant interest, launch or, in the case of a registered tender offer in the terms of CVM Resolution 85/22, file a registry request before CVM of, a tender offer for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) 48 days counting from the launch of the offer not subject to registration, and (b) 180 days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.
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
The withdrawal, however, shall only occur after the launching of a public tender offer for our outstanding shares, which shall (i) follow, as applicable, the CVM regulation that rules that the mandatory tender offer for the deregistration as publicly held company (including the above mentioned possibility to request a second valuation report); and (ii) be launched at a fair price, as appointed in the appraisal report issued by a specialized institution with proven experience for the purposes of the tender offer; and (iii) be approved by at least one third (1/3) of the shareholders representing the free float that participate in the tender offer auction (whether by selling its shares or expressly agreeing with the withdrawal from the Novo Mercado).
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
The withdrawal from the Novo Mercado does not necessarily result in our deregistration as a publicly-held company on the B3. If we participate in a corporate reorganization involving the transfer of our shareholders’ base to a company that is not listed in the Novo Mercado, such resulting company or companies must apply for listing on Novo Mercado within 120 days from the date of the general shareholders meeting that approved the reorganization, unless the majority of the shareholders representing our free float present at such shareholders’ meeting agrees with the non-listing of the resulting company.
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
You may not be able to exercise the preemptive rights relating to the common shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and our ADS depositary determines to make the rights available to you. See “Item 3. Key Information — Risk Factors —Holders of ADSs may be unable to exercise the preemptive rights relating to our shares underlying the ADSs.”
Right of Withdrawal
The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest. Withdrawal rights may be exercised by dissenting or non-voting shareholders, if a vote of at least 50% of voting shares authorizes us:
•to establish new shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws;
•to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;
•to reduce the mandatory distribution of dividends;
•to merge with another company (including if we are merged into one of our controlling companies) or to consolidate, except as described in the fourth paragraph following this list;
•to approve our participation in a centralized group of companies, as defined under the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;
•to change our corporate purpose;
•to terminate a state of liquidation of the corporation;

•to dissolve the corporation;
•to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;
•to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or
•to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.
In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.
Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.
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

C.Material Contracts
Financing Agreements
For a description of the main agreements comprising our short and long-term indebtedness as of December 31, 2023, see “Item 5.B - Liquidity and Capital Resources—Indebtedness.”
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
Under Resolution No. 4,373/2014, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 4,373/2014, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.
Investors under Resolution No. 4,373/2014, from no favorable tax regime countries, who are not a Tax Haven Holder that does not impose income tax or in which the maximum income tax rate is lower than 20%, are entitled to favorable tax treatment. See “Item 10.E - Taxation—Material Brazilian Tax Considerations.”
Resolution No. 1,927 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved by the Central Bank of Brazil and the CVM under Annex V, and we received final approval before the ADSs Offering.
An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the common shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the Depositary’s electronic registration for only five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the common shares are held pursuant to Resolution No. 4,373/2014 by a duly registered investor or a holder of common shares, who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. Dollars or other foreign currencies upon the disposition of the common shares, or distributions with respect thereto. In addition, if the foreign investor resides in a no favorable tax regime country or is not an investor registered pursuant to Resolution No. 4,373/2014, the investor will also be subject to less favorable tax treatment.
E.Taxation
Brazilian Tax Considerations
The following discussion contains a description of the material Brazilian income tax consequences of the purchase, ownership and disposition of shares or ADSs by a holder which is non-resident or not domiciled in Brazil for Brazilian tax purposes (Non-Brazilian Holder). It does not purport to be a comprehensive description of all Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder.
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
For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of common shares or ADSs: (a) Non-Brazilian Holders registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with CMN Resolution No. 4,373/14 (“4,373 Holders”); and (b) other Non-Brazilian Holders, which include Non-Brazilian Holders who invest in Brazilian companies under Law 14.286/2021 and BCB Resolution No. 277 (“foreign direct investment”). As a general rule, 4,373/2014 Holders are subject to a favorable tax regime in Brazil, as described below.
CMN Resolution No. 4,373/2014 permits foreign investors, defined to include individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain legal and regulatory requirements are fulfilled. The foreign investors must (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) file the appropriate foreign investor registration form; (c) obtain the register as a foreign investor before the Brazilian securities commission; and (d) obtain the register of the foreign investment before the Central Bank of Brazil.
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
According to our interpretation of the applicable law, capital gains realized by a Non-Brazilian Holder on the disposal of common shares sold on a Brazilian stock exchange (which includes a transaction carried out on the organized over-the-counter market) are:
•exempt from income tax when realized by a Non-Resident Holder that (i) is a 4,373 Holder, and (ii) is not resident or domiciled in a country or location which is defined as a Low or Nil Tax Jurisdiction (as described below);
•arguably subject to income tax at a 15% rate in the case of gains realized by (A) a Non-Brazilian Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or by (B) a Non-Brazilian Holder that (1) is a 4,373 Holder and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; and
•subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Brazilian Holder that is not a 4,373 Holder, and is resident or domiciled in a Low or Nil Tax Jurisdiction.
Any other gains realized by a Non-Brazilian Holder on a sale or disposal of the shares that is not carried out on a Brazilian stock exchange are:
•subject to income tax at the rate of 15% when realized by a Non-Brazilian Holder that (i) is a 4,373 Holder and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below), although different interpretations may be raised to sustain the application of the progressive rates set forth by Law No. 13,259/2016;
•subject to income tax at progressive rates ranging from 15% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million) in case of gains realized by a Non-Brazilian Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below); and
•subject to income tax at a 25% rate in case of gains realized by a Non-Brazilian Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below).

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
Upon receipt of the underlying common shares in exchange for ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar amount of such preferred shares or common shares as a foreign portfolio investment under CMN Resolution No. 4,373/2014 or as a foreign direct investment under BCB Resolution No. 277.

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
Beginning in 2008, the Brazilian accounting rules were significantly modified in order to align them with IFRS Accounting Standards. After the issuance of such new rules, a transitory tax regime (regime tributário de transição), or RTT, was created mainly to ensure neutrality of the new accounting rules in connection with the calculation and payment of corporate taxes on income. Thus, according to the RTT, Brazilian companies had, only for purposes of calculation of their taxable profit, to use the accounting rules and criteria that existed until December 2007.
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
(a)50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period with respect to which the payment is made; or
(b)50% of the sum of retained earnings and earnings reserves as of the date of the beginning of the period with respect to which the payment is made.
Tax on foreign exchange transactions (IOF/Exchange)
Pursuant to Decree No. 6,306/2007, dated December 14, 2007, as amended, or Decree No. 6,306/2007, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0%. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.
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
Tax on transactions involving bonds and securities (IOF/Bonds Tax)
The IOF may also be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero. The executive branch, also by a Presidential Decree, may increase the IOF rate by up to 1.5% per day, but only with respect to future transactions.
U.S. Federal Income Tax Considerations
This summary describes certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares or ADSs by a U.S. holder (as defined below). This summary is based on the Internal Revenue Code of 1986 (the Code), as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreements governing our shares and ADSs, and all other related agreements, will be performed in accordance with their terms.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of our shares or ADSs. In particular, this summary is directed only to U.S. holders (as defined below) that hold our shares or ADSs as capital assets and does not address tax consequences to U.S. holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, regulated investment entities, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our shares, by vote or value, persons holding our shares or ADSs as part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, or U.S. expatriates. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders, or alternative minimum tax consequences of acquiring, holding or disposing of our shares or ADSs.
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
If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our shares or ADSs that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs.
You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of our shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.
Treatment of our ADSs for U.S. Federal Income Tax Purposes
In general, a holder of our ADSs will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying shares that are represented by those ADSs. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADSs will be the same for our shares, and exchanges of our shares for ADSs (or vice versa), generally will not result in the realization of gains or losses for U.S. federal income tax. For purposes of the following summary, any reference to our shares shall be understood to also include reference to the ADSs, unless otherwise noted.
Taxation of Dividends
Subject to the discussion below under “Item 10.E - Taxation—Passive Foreign Investment Company Status”, the gross amount of any distribution of cash or property with respect to our shares or ADSs that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of our shares, or the date the depositary receives the dividends, in the case of our ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. If such distribution exceeds the amount of the current and accumulated earnings and profits, it will be treated as a non-taxable return of capital (and reduction in tax basis) to the extent of your tax basis in the shares on which they are paid, and to the extent it exceeds that basis it will be treated as capital gain from the sale or exchange of the shares. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of our shares, or the date the depositary receives the dividends, in the case of our ADSs. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent sale, conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the Brazilian currency. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.
The U.S. dollar amount of dividends received by an individual with respect to our shares or ADSs will be subject to taxation at a preferred rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on our shares or ADSs will be treated as qualified dividends if:
•the shares and ADSs on which the dividend is paid are readily tradable on an established securities market in the United States; and
•we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a PFIC).
Our ADSs are listed on the NYSE and our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described in more detail under “Item 10.E - Taxation—Passive Foreign Investment Company Status,” below, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 and 2022 taxable years and do not expect to be a PFIC in our current taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Because our shares are not themselves listed on a U.S. exchange, dividends received with respect to our shares that are not represented by ADSs may not be treated as qualified dividends. U.S. holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of our shares.
Subject to generally applicable limitations and conditions, Brazilian dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (IRS) in regulations promulgated in December 2021 and any Brazilian tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Brazilian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Brazilian dividend tax is not a creditable tax or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Brazilian tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.
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
Taxation of Dispositions of our Shares or ADSs
Subject to the discussion below under “Item 10.E - Taxation—Passive Foreign Investment Company Status,” if a U.S. holder realizes gain or loss on the sale, exchange or other taxable disposition of our shares or ADSs, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the shares or ADSs have been held for more than one year. The deductibility of capital losses is subject to limitations.
A U.S. holder generally will not be entitled to credit any Brazilian tax imposed on the sale or other disposition of the shares against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Brazilian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, our shares or ADSs.
If a U.S. holder sells or otherwise disposes of our shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares or ADSs are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate in effect on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. holder generally will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate in effect on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the shares or ADSs.
Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Status
Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, either:
•75 percent or more of our gross income for the taxable year is passive income; or
•the value of our assets (generally determined on the basis of a quarterly average) that produce or are held for the production of passive income is at least 50 percent.
For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.
We believe, and the following discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2022 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we do not expect to be a PFIC in our current taxable year. However, the determination of whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we were a PFIC for any taxable year in which you hold our shares or ADSs, you (including certain indirect U.S. holders) will generally be subject to adverse U.S. federal income tax consequences, including the possible imposition of ordinary income treatment for gains or “excess distributions” (generally a distribution in excess of 125% of the average distributions received during the past three years or, if shorter, your holding period) that would otherwise be taxed as capital gains or dividends, along with an interest charge on gains or “excess distributions” allocable to prior years in your holding period during which we were determined to be a PFIC regardless of whether we continued to be a PFIC in any subsequent year, unless you elect to mark your shares or ADSs to market for tax purposes on an annual basis. If we are deemed to be a PFIC for a taxable year, dividends on our shares would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation for non-corporate taxpayers. In addition, if we are deemed to be a PFIC for a taxable year, you would be subject to increased reporting requirements. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.
Foreign Financial Asset Reporting
Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in "specified foreign financial assets” based on objective criteria. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, our shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding (currently at the rate of 24%) unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.
A holder that is not a U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
F. Dividends and paying agents.
Not applicable
G. Statement by experts.
Not applicable
I. Subsidiary Information.
Not applicable
H. Documents on display.
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
J. Annual Report to Security Holders.
Not applicable
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
For the net exposure of assets and liabilities in foreign currency see note 4.4.1. of our audited consolidated financial statements, included in this Annual Report.
Sensitivity Analysis – Foreign Exchange Exposure
For purposes of risk analysis, we use scenarios to evaluate the sensitivity that the variations in long and short positions, indexed in foreign currency, may suffer. We take as a base case the values recognized in accounting on December 31, 2023 and, from there onwards, appreciations and depreciation are simulated, between 25% and 50%, of the real compared to other foreign currencies. For the sensitivity analysis see notes 4.4.1.1. and 4.4.1.2. of our audited consolidated financial statements, included in this Annual Report.
Commodity Price Risk
We are exposed to commodity prices reflected primarily in the sale price of pulp in the international market. Increases and decreases in production capacities in the global market, as well as the macroeconomic conditions may impact our operational results.
We cannot guarantee that prices will remain at levels that are beneficial to our results. We may use financial instruments to mitigate the sales price of part of the production, but in certain cases the employment of price protection for pulp may not be available.
We are also exposed to international oil prices, reflected in the logistical costs of transportation and commercialization.
On December 31, 2023, we held a long position in VLSFO (very-low sulfur fuel oil) and Brent Crude Oil in the notional amount of US$305.9 million to hedge its logistics costs.
Sensitivity Analysis – Exposure to Commodity Prices

	December 31, 2023
	As of	Effect on income
	Probable	Possible increase (+25%)	Remote increase (+50%)
	(in millions of R$)
Oil derivatives (Brent/VLSFO)	19.1	331.8	682.0
Derivatives by Contract Type
For the open positions of derivatives negotiated in the over-the-counter market, grouped by class of asset and reference index as of December 31, 2023, 2022, see note 4.5. of our audited consolidated financial statements, included in this Annual Report.

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
See discussion at “Item 5.B — Liquidity and Capital Resources — Covenants.”
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
Management’s Report on Internal Control over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and for its assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Statutory Audit Committee, the Company’s board of directors, management, and other personnel to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the IFRS Accounting Standards.
Our internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with IFRS Accounting Standards as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our audited consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.
The effectiveness of our internal control over financial reporting as of December 31, 2023, is based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2023.
Audit of the Effectiveness of Internal Control over Financial Reporting: Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2023, which is included herein.
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
ITEM 16.B. CODE OF ETHICS AND CONDUCT
Our board of directors adopted the “Code of Ethics and Conduct” document, which sets out the company’s ethical principles and values and applies to all our board members, directors, suppliers and employees, including our chief executive officer, our chief financial officer, our chief accounting officer and the other members of our finance department. No complaint, either express or implied, of provisions of our Code of Ethics and Conduct was granted to our chief executive officer, chief financial officer or chief accounting officer in 2023. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.
Our Code of Ethics and Conduct addresses, among others, the following topics:
•honest and ethical conduct, treating conflicts and misconduct with absolute secrecy;
•full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to public communications made by us;
•compliance with laws, internal procedures and rules and also rules established by Brazilian and international capital market regulatory agencies; and
•the prompt internal reporting of breaches related to our Code to the Ombudsman.
In order to keep the highest governance standards, every two years we review our Code of Ethics and Conduct to assure that the document is up-to-date and follows best practices and regulations. In 2023, we approved the last revision of our Code of Ethics and Conduct. All of our employees in management positions must reaffirm their commitment with our Code of Ethics and Conduct and to undertake to comply with its principles and guidelines while performing their professional activities by performing mandatory training
Additionally, we have conducted awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments – our Code of Ethics and Conduct and the Ombudsman. Video-learning format regarding the anti-corruption policy and our Code of Ethics and Conduct have been given to employees, in order to reinforce the main guidelines and practices established by our Code of Ethics and Conduct. This training program is mandatory for our employees and at the end of the training each employee signs the training electronically.
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers during the fiscal years ended December 31, 2023 and 2022.

Year Ended December 31	2023 (In thousands of reais)	2022 (In thousands of reais)
Audit Fees	14,967.4	13,966.3
Tax Fees	516.8	86.9
Audit Related Fees	271.4	2,139.5
All Other Fees	—	—
Total	15,755.6	16,192.7

Audit Fees
Audit fees in 2023 and 2022 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351) in connection with the audit of our annual financial statements, the reviews of our quarterly financial statements, and the audit of the statutory financial statements of our subsidiaries. Audit fees also include fees for services that can only be reasonably provided by our independent auditors, such as the issuance of comfort and consent letters and the review of periodic documents filed with the SEC.
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
ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. Pursuant to Exchange Act Rule 10A-3(c)(3), a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. We believe that our statutory audit committee complies with these requirements, and we rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act. See “Item 6.A. - Directors and Senior Management — Audit Committee” for a description of our statutory audit committee.
ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In the year ended December 31, 2023, the Company has 34,765,600 (51,911,569 as at December 31, 2022) of its own common shares held in treasury, with an average price of R$47.13 per share, with a historical value of R$1,638,514 (R$2,120,324 as at December 31, 2022) and a closing price in December 31, 2023 of R$55.63 per share, with the market corresponding to R$1,934,010 (R$2,504,214 as at December 31, 2022). This change is due to the October/2022 Repurchase Program the cancellation of 37,145,969 common shares held in treasury on February 2023, see “Item 10. Additional Information—A. Share Capital”.

Additionally, on January 26, 2024, the Company’s board of directors approved the cancellation 20,000,000 common shares held in treasury, see “Item 10. Additional Information—A. Share Capital”, and a new Repurchase Program of up to 40,000,000 of its own shares (January/2024 Program), with a maximum term for carrying out the acquisitions up to July 26, 2025 (inclusive).

On May 4, 2022, the Company’s board of directors approved the Repurchase Program (“May/2022 Program”) for up to 20,000,000 of its own shares. The May/2022 Program ended on August 3, 2022, through which it repurchased all the shares provided for at the average cost of R$48.36, with a market value corresponding to R$967,170.2.

Period	Number of Shares	Average Price Paid per Share (R$)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of shares (or units) that May Yet be Purchased under the Plans or Programs
Month 1
04/05/2022	452,000	48.79	452,000	19,548,000
31/05/2022
Month 2
01/06/2022	11,953,100	48.48	12,405,100	7,594,900
30/06/2022
Month 3
01/07/2022	5,035,900	48.39	17,441,000	2,559,000
31/07/2022
Month 4
01/08/2022	2,559,000	47.65	20,000,000	—
03/08/2022
Total	20,000,000	48.36	20,000,000	—
On July 27, 2022, our board of directors approved a new Repurchase Program (“July/2022 Program”) of up to 20,000,000 of its own shares, with a maximum term for carrying out the acquisitions up to January 27, 2024. The July/2022 Program ended on September 27, 2022, through which it repurchased all the shares provided for at the average cost of R$46.86, with a market value corresponding to R$937,267.5.

Period	Number of Shares	Average Price Paid per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of shares (or units) that May Yet be Purchased under the Plans or Programs
Month 1
27/07/2022	—	—	—	20,000,000
31/07/2022
Month 2
01/08/2022	17,685,600	47.23	17,685,600	2,314,400
31/08/2022
Month 3
01/09/2022	2,314,400	44.09	20,000,000	—
27/09/2022
Total	20,000,000	46.86	20,000,000	—

On October 27, 2022, our board of directors approved a new Repurchase Program (“October/2022 Program”) of up to 20,000,000 of its own shares, with a maximum term for carrying out the acquisitions up to April 27, 2024 (inclusive). The October/2022 Program ended on July 7, 2023, through which it repurchased all the shares provided for at the average cost of R$44.05, with a market value corresponding to R$880,913.8.

Period	Number of Shares	Average Price Paid per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of shares (or units) that May Yet be Purchased under the Plans or Programs
Month 1
27/10/2022	—	—	—	20,000,000
31/10/2022
Month 2
01/11/2022	—	—	—	20,000,000
30/11/2022
Month 3
01/12/2022	—	—	—	20,000,000
31/12/2022
Month 4
01/01/2023	234,400	45.65	234,400	19,765,600
31/01/2023
Month 5
01/02/2023	268,500	45.24	502,900	19,497,100
28/02/2023
Month 6
01/03/2023	1,459,000	44.14	1,961,900	18,038,100
31/03/2023
Month 7
01/04/2023	7,800	37.35	1,969,700	18,030,300
30/04/2023
Month 8
01/05/2023	9,410,000	43.00	11,379,700	8,620,300
31/05/2023
Month 9
01/06/2023	6,321,600	45.29	17,701,300	2,298,700
30/06/2023
Month 10
01/07/2023	2,298,700	44.55	20,000,000	—
31/07/2023
Total	20,000,000	44.05	20,000,000	—
The repurchase programs already completed totaled R$ 2,783,819.5 in market value, plus transaction costs of R$1,532.0 with a total disbursement of R$2,785,351.5.

ITEM 16.F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16.G. CORPORATE GOVERNANCE
Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards
We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules, (iii) adopt a Clawback Policy under NYSE rules; and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The significant differences between our corporate governance practices and those required for U.S. listed companies follows below.
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
Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, a company’s audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill the requirements of the NYSE and Rule 10A-3. Under the B3 listing rules for its Novo Mercado segment, we are required to have a “statutory audit committee” that complies with the CVM rules. The statutory audit committee is an advisory committee of the board of directors, and provides assistance in matters involving accounting, internal controls, financial reporting and compliance. The statutory audit committee also recommends to our board of directors the appointment of our independent auditors and evaluates the effectiveness of internal financial and legal compliance controls. The statutory audit committee is not, however, equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be composed of one or more members of the board of directors and one or more members that are not also members of the board of directors, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. See “Item 6.A - Directors and Senior Management — Audit Committee” for a description of our statutory audit committee.
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

Code of Business Conduct and Ethics
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We believe our code substantially addresses the matters required to be addressed by the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “Item 16.B - Code of Ethics and Conduct.”
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
Clawback Policy
The issuer must adopt and comply with a written Recovery Policy providing that the issuer will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. We have adopted a Clawback Policy that complies with the requirements of Section 303A.14 of the NYSE Listed Company Manual.
ITEM 16.H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16. I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16.J. INSIDER TRADING POLICIES
Not applicable.
ITEM 16.K. CYBERSECURITY
Management and Risk Strategy
We maintain a comprehensive process to assess, identify, and manage risks arising from vulnerabilities, including risks related to disruptions to business operations or financial reporting systems, intellectual property theft, fraud, extortion, harm to employees or customers, privacy law violations, and other legal disputes and risks, as part of our overall risk management system and processes.

Our information security and cybersecurity risk management processes include the following:
•Our processes are structured based on NIST Cybersecurity and ISO 27001 frameworks. Our processes and policies are periodically reviewed to cover relevant risks.
•We utilize components in our information security and cybersecurity framework such as multi-factor authentication, firewalls, antivirus software, vulnerability and penetration testing, among others.
•Additionally, we collaborate with other areas of the Company, encompassing those responsible for day-to-day Information Security and Cybersecurity matters, including our Information Security team, Legal, Audit, Human Resources, and Corporate.
•We frequently conduct training and awareness campaigns on information security and cybersecurity so that everyone receives guidance and can identify and report information security events or incidents, both in the corporate and industrial environments. These actions are intended to promote familiarity with our Information Security Policy. We also leverage internal communications to raise awareness and conduct phishing simulation exercises.
•We regularly review, test, and update our information security and cybersecurity processes by conducting penetration testing, vulnerability assessments, and attack simulations. Measures are implemented to deter, prevent, detect, and respond to unauthorized activities in our systems.
We annually conduct assessments of cybersecurity controls through independent consulting firms, which contribute to the evolution of the maturity on the subject. The results of these assessments are shared with the executive leadership, and relevant points are addressed throughout the year.
Our information security risk management aims to identify, analyze, evaluate, and treat all of our information security risks, as a continuous and measurable process. Relevant information security risks are treated so that they are mitigated, avoided, or accepted. When mitigating, we seek to reduce the likelihood of damage to our assets and business impact whenever possible. Information security risks are periodically reported to the Information Security Management, responsible Head, and Company Senior Management, as well as relevant Information Security Incidents.
Our business strategy, operational results, and financial situation have not been materially affected by information security risk or incident, including previous information security incidents. We cannot provide assurance that they will not be affected in the future by such risks and any future incidents.
Governance
Head of Technology
The Head of Technology is primarily responsible for overseeing cybersecurity threat-related risks through the specific Cybersecurity management, and always connects with the Company's corporate risks. The Head of Technology has 30 years of experience in information technology, business management, operations and logistics acquired through the leadership of projects and in different types of industries such as consumer goods, electronics, metallurgy, steelmaking, and petrochemicals during 16 years of consulting, and 14 years at a global mining company.
At Suzano, she leads a robust Information Technology team, where one of the managements is responsible for Cybersecurity. In the position of Cybersecurity Manager, we have a leader with expertise in the subject and over 13 years of experience in Cybersecurity, having led the topic in various industries.
To fulfill this responsibility, it is equipped with information from established information security processes and controls, periodically reporting strategic indicators to the security committee, and to the audit and executive committees as requested.

Management
We have an internally formalized process, based on the ISO 27005 framework, that defines the management of cybersecurity risks, aiming to identify, monitor, and communicate Information Security risks that may impact the business through a systematic approach and a continuous process, monitoring and, whenever possible, reducing the likelihood of causing any type of damage to our assets. Risks are periodically reported to management, as well as relevant Information Security Incidents.
Board
Cybersecurity is periodically on the agenda of our Board of Directors, in addition to specific Cyber Committees within the company alongside executives. There is monitoring and reporting to the company's Audit team and Corporate Risk team, where Cybersecurity is also overseen by the Board on their respective agendas.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See pages F-1 through F-116, included herein.
ITEM 19. EXHIBITS

No.	Description

1.1	Bylaws of Suzano, dated as of April 25, 2024.
2.1	Description of Securities.
3.1
English translation of the Suzano Shareholders’ Agreement dated as of September 28, 2017, as amended, by and among the Suzano Controlling Shareholders (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).

3.2
English translation of the Suzano Share Transfer Agreement dated as of September 28, 2017, as amended, by and among certain of the controlling shareholders of Suzano (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).

8.1	List of Subsidiaries.
11.1	Code of Conduct.
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †
17.1	List of Subsidiary Issuers and Guarantor of U.S. Registered Securities
97	Clawback Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

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

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, on April 26, 2024.

Suzano S.A.

By:	/s/ Walter Schalka
Name:	Walter Schalka
Title:	Chief Executive Officer

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial and
Investor Relations Officer

Report of independent registered public accounting firm
To the Board of Directors and Shareholders of Suzano S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Suzano S.A. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and statements of cash flow for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Definition and Limitations of Internal Control over Financial Reporting
A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matter
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
•Valuation of biological assets
As described in Notes 3.2.15 and 13 to the consolidated financial statements, the Company's consolidated biological assets balance as of December 31, 2023, of BRL 18,278,582 thousand, are measured at fair value less costs necessary to prepare the assets for their intended use or sale. The fair value is estimated by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions including gross average sale price of eucalyptus in different regions and the average annual growth (IMA) of biological assets.
The principal considerations for our determination that performing procedures relating to the valuation of biological assets is a critical audit matter are (i) there was a high degree of auditor subjectivity in applying our procedures relating to the fair value measurement of the biological assets due to the significant amount of judgment required by management when developing these estimates; (ii) significant audit effort was required in assessing the significant assumptions relating to average annual growth (IMA) and gross average sale price of eucalyptus in different regions; and (iii) professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained regarding the estimated discount cash flow model and discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness of data and the model used to measure the fair value of the biological assets. Our procedures also included testing management's process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to the average annual growth (IMA) and the gross average eucalyptus sale price. In evaluating management's assumptions relating to average annual growth (IMA) and gross average eucalyptus sale price involved evaluating whether the assumptions used by management were reasonable considering; (i) the consistency with external market and industry data; (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iii) the disclosure requirements established by the accounting standard were met. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate.
•Goodwill impairment test - Pulp Cash-Generating Unit
As described in Notes 3.2.18 and 16.1 to the consolidated financial statements, the goodwill associated with the Pulp Cash-Generating Unit ("CGU") as of December 31, 2023, of BRL 7,897,051 thousand, arose from Fibria acquisition in January 2019. Potential impairment is identified by comparing the value in use of the CGU to its carrying amount, including the goodwill. Value in use is estimated by management using a discounted cash flow model. Management's cash flow projections for Pulp CGU included significant judgments and assumptions relating to net average pulp prices and the discount rate.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment test, including controls over the valuation of the Company's Pulp CGU. These procedures also included, among others, testing management's process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to the net average pulp prices and the discount rate. Evaluating management's assumptions relating to net average pulp prices involved evaluating whether the assumptions used by management were reasonable considering; (i) the current and past performance of the CGU; (ii) the consistency with external market and industry data; (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit; (iv) assess and evaluate the objectivity, competence and capacity of the experts engaged by management in developing the value in use measurement of the CGU. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rate.

•Tax and social security judicial liabilities and uncertainty over income tax treatments
As described in Notes 3.2.22 and 20 to the consolidated financial statements, as of December 31, 2023, the Company's consolidated provision for judicial liabilities relating to tax and social security of BRL 2,329,445 thousand (net of judicial deposits) and discloses those that are not probable that a loss will be incurred, in the amount of BRL 9,775,068 thousand. The Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss will be incurred in any of the pending litigation; or (ii) management is unable to estimate the loss for any of the pending matters.
The main consideration for determining that performing procedures relating to judicial liabilities relating to tax, social security and uncertainty over income tax treatments is a critical audit matter is the use of significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management's assessment of the loss contingencies associated with litigation claims.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of tax and social security litigation claims and uncertainty over income tax treatments, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company's litigation contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the likelihood of loss being incurred.
/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
February 28, 2024
We have served as the Company’s auditor since 2017.

Management’s Report on Internal Control over Financial Reporting
The management of Suzano S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Statutory Audit Committee, the Company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2023, the Company’s internal control over financial reporting is effective.
PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as stated in their report as of December 31, 2023, which is included herein.
São Paulo, February 28, 2024

/s/ Walter Schalka	/s/ Marcelo Feriozzi Bacci
Walter Schalka	Marcelo Feriozzi Bacci
Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

ASSETS	Note	December 31, 2023	December 31, 2022

CURRENT
Cash and cash equivalents	5	8,345,871	9,505,951
Marketable securities	6	12,823,886	7,546,639
Trade accounts receivable	7	6,848,454	9,607,012
Inventories	8	5,946,948	5,728,261
Recoverable taxes	9	888,539	549,580
Derivative financial instruments	4.5	2,676,526	3,048,493
Advances to suppliers	10	113,743	108,146
Dividends receivable	11		7,334
Other assets		925,105	1,021,234
Total current assets		38,569,072	37,122,650

NON-CURRENT
Marketable securities	6	443,400	419,103
Recoverable taxes	9	1,373,647	1,406,363
Deferred taxes	12	545,213	3,986,415
Derivative financial instruments	4.5	1,753,928	1,825,256
Advances to suppliers	10	2,242,229	1,592,132
Judicial deposits		361,693	362,561
Other assets		182,463	279,955

Biological assets	13	18,278,582	14,632,186
Investments	14	608,013	612,516
Property, plant and equipment	15	59,289,069	50,656,634
Right of use	19.1	5,196,631	5,109,226
Intangible	16	14,749,085	15,192,971
Total non-current assets		105,023,953	96,075,318
TOTAL ASSETS		143,593,025	133,197,968

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

LIABILITIES	Note	December 31, 2023	December 31, 2022

CURRENT
Trade accounts payable	17	5,572,219	6,206,570
Loans, financing and debentures	18.1	4,758,247	3,335,029
Lease liabilities	19.2	753,399	672,174
Derivative financial instruments	4.5	578,763	667,681
Taxes payable		443,454	449,122
Payroll and charges		766,905	674,525
Liabilities for assets acquisitions and subsidiaries	23	93,405	1,856,763
Dividends and interest on own capital payable	11	1,316,528	5,094
Advances from customers		172,437	131,355
Other liabilities		339,683	494,230
Total current liabilities		14,795,040	14,492,543

NON-CURRENT
Loans, financing and debentures	18.1	72,414,445	71,239,562
Lease liabilities	19.2	5,490,383	5,510,356
Derivative financial instruments	4.5	1,857,309	4,179,114
Liabilities for assets acquisitions and subsidiaries	23	93,782	205,559
Provision for judicial liabilities	20.1	2,860,409	3,256,310
Employee benefit plans	21.2	833,683	691,424
Deferred taxes	12	11,377	1,118
Share-based compensation plans	22.3	268,489	162,117
Advances from customers		74,715	136,161
Other liabilities		83,093	157,339
Total non-current liabilities		83,987,685	85,539,060
TOTAL LIABILITIES		98,782,725	100,031,603

SHAREHOLDERS’ EQUITY	25
Share capital		9,235,546	9,235,546
Capital reserves		26,744	18,425
Treasury shares		(1,484,014)	(2,120,324)
Profit reserves		35,376,198	24,207,869
Other reserves		1,538,296	1,719,516
Controlling shareholders´		44,692,770	33,061,032
Non-controlling interest		117,530	105,333
Total equity		44,810,300	33,166,365
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		143,593,025	133,197,968

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	December 31, 2023	December 31, 2022	December 31, 2021

NET SALES	28	39,755,575	49,830,946	40,965,431
Cost of sales	30	(25,076,675)	(24,821,288)	(20,615,588)
GROSS PROFIT		14,678,900	25,009,658	20,349,843

OPERATING INCOME (EXPENSES)
Selling	30	(2,596,377)	(2,483,194)	(2,291,722)
General and administrative	30	(1,923,228)	(1,709,767)	(1,577,909)
Income from associates and joint ventures	14	(19,379)	284,368	51,912
Other operating income, net	30	2,076,372	1,121,716	1,648,067
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		12,216,288	22,222,781	18,180,191

NET FINANCIAL INCOME (EXPENSES)	27
Financial expenses		(4,659,162)	(4,590,370)	(4,221,301)
Financial income		1,825,649	967,010	272,556
Derivative financial instruments		5,526,714	6,761,567	(1,597,662)
Monetary and exchange variations, net		3,087,727	3,294,593	(3,800,827)
NET INCOME BEFORE TAXES		17,997,216	28,655,581	8,832,957

Income and social contribution taxes
Current	12	(395,392)	(510,896)	(292,115)
Deferred	12	(3,495,443)	(4,749,798)	94,690
NET INCOME FOR THE YEAR		14,106,381	23,394,887	8,635,532

Attributable to
Controlling shareholders’		14,084,848	23,381,617	8,626,386
Non-controlling interest		21,533	13,270	9,146

Earnings per share
Basic	26.1	10.85794	17.57724	6.39360
Diluted	26.2	10.85387	17.57305	6.39205

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	December 31, 2023	December 31, 2022	December 31, 2021

Net income (loss) for the year	14,106,381	23,394,887	8,635,532
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income	(1,311)	(3,441)	2,020
Tax effect on the fair value of investments	446	1,170	(687)

Actuarial gain (loss) on post-employment plans of subsidiaries	(480)	(9,499)	2,289
Tax effect of the actuarial loss	163	3,260	(778)

Actuarial gain (loss) on post-employment plans of subsidiaries	(128,047)	(3,182)	117,353
Tax effect of the actuarial loss	43,536	1,082	(39,900)
Items with no subsequent effect on income	(85,693)	(10,610)	80,297

Exchange rate variations on conversion of financial statements of subsidiaries abroad	4,707	(16,035)	46,006
Realization of exchange variation on investments abroad	471	(235,737)	(825)
Items with subsequent effect on income	5,178	(251,772)	45,181
	14,025,866	23,132,505	8,761,010

Attributable to
Controlling shareholders’	14,004,333	23,119,235	8,751,864
Non-controlling interest	21,533	13,270	9,146

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves		Retained earnings reserves
	Share Capital	Share issuance costs	Stock options granted	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Investment reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non-controlling interest	Total equity

Balances at December 31, 2020	9,269,281	(33,735)	10,612	(218,265)							2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Net (loss) for the year												8,626,386	8,626,386	9,146	8,635,532
Other comprehensive income for the year											125,478		125,478		125,478
Transactions with shareholders
Stock options granted (note 22.3)			4,843										4,843		4,843
Unclaimed dividends forfeited								49					49		49
Proposed minimum mandatory dividends												(913,111)	(913,111)		(913,111)
Additional proposed dividend										86,889		(86,889)
Fair value attributable to non-controlling interest														(15,039)	(15,039)
Internal changes in equity
Constitution of reserves					812,909	235,019	2,513,663	279,295				(3,840,886)
Realization of deemed cost, net of taxes											(140,515)	140,515
Balances at December 31, 2021	9,269,281	(33,735)	15,455	(218,265)	812,909	235,019	2,513,663	279,344		86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net income for the year												23,381,617	23,381,617	13,270	23,394,887
Other comprehensive income for the year											(262,382)		(262,382)		(262,382)
Transactions with shareholders
Stock options granted (Note 22.3)			5,335										5,335		5,335
Shares granted (Note 22.3)			(2,365)	2,365
Shares repurchased				(1,904,424)									(1,904,424)		(1,904,424)
Unclaimed dividends forfeited												2,308	2,308		2,308
Proposed additional dividend payment							(719,903)	(80,000)					(799,903)		(799,903)
Payment of supplementary dividends							(97)			(86,889)			(86,986)		(86,986)
Proposed minimum mandatory dividends												(2,256,367)	(2,256,367)		(2,256,367)
Additional proposed dividend												(93,633)	(93,633)		(93,633)
Fair value attributable to non-controlling interest														(7,600)	(7,600)
Internal changes in equity
Constitution of reserves (Note 25.3)					66,871	1,169,080	17,937,885	1,993,098				(21,166,934)
Reversal of the tax incentive reserve					(502)		502
Realization of deemed cost, net of taxes											(133,009)	133,009
Balances at December 31, 2022	9,269,281	(33,735)	18,425	(2,120,324)	879,278	1,404,099	19,732,050	2,192,442			1,719,516		33,061,032	105,333	33,166,365
Total comprehensive income
Net income for the year												14,084,848	14,084,848	21,533	14,106,381
Other comprehensive income (loss) for the year											(80,515)		(80,515)		(80,515)
Transactions with shareholders
Shares granted (Note 22.3)			8,319										8,319		8,319
Shares repurchased (Note 24.2)				(880,914)									(880,914)		(880,914)
Treasury shares cancelled (Note 1.2.5)				1,517,224				(1,517,224)
Interest on own capital (Note 1.2.7.)												(1,500,000)	(1,500,000)		(1,500,000)
Fair value attributable to non-controlling interest														(9,336)	(9,336)
Internal changes in equity
Constitution of reserves (Note 25.6)					118,959	443,010	10,911,226	1,212,358				(12,685,553)
Constitution of investment reserve (Note 25.3)							(14,972,324)		14,972,324
Realization of deemed cost, net of taxes											(100,705)	100,705
Balances at December 31, 2023	9,269,281	(33,735)	26,744	(1,484,014)	998,237	1,847,109	15,670,952	1,887,576	14,972,324		1,538,296		44,692,770	117,530	44,810,300

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022 (In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	December 31, 2023	December 31, 2022	December 31, 2021

OPERATING ACTIVITIES
Net income (loss) for the year	14,106,381	23,394,887	8,635,532
Adjustment to
Depreciation, depletion and amortization	6,999,839	7,206,125	6,879,132
Depreciation of right of use (Note 19.1)	321,271	231,966	203,670
Sublease of ships		(11,314)	(44,706)
Interest expense on lease liabilities	441,596	433,613	427,934
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 30)	331,285	509	(412,612)
Income (expense) from associates and joint ventures	19,379	(284,368)	(51,912)
Exchange rate and monetary variations, net (Note 27)	(3,087,727)	(3,294,593)	3,800,827
Interest expenses on financing, loans and debentures, net (Note 27)	4,797,094	4,007,737	3,207,278
Expenses with early settlements premium (Note 27)			260,289
Capitalized loan costs (Note 27)	(1,160,364)	(359,407)	(18,624)
Accrual of interest on marketable securities	(1,352,522)	(707,211)	(178,320)
Amortization of transaction costs (Note 27)	67,353	69,881	107,239
Derivative (gains) losses, net (Note 27)	(5,526,714)	(6,761,567)	1,597,662
Fair value adjustment of biological assets (Note 13)	(1,989,831)	(1,199,759)	(763,091)
Deferred income tax and social contribution (Note 12.3)	3,495,443	4,749,798	(94,690)
Interest and costs on actuarial liabilities (Note 21.2.3)	69,231	59,258	55,849
Provision for judicial liabilities, net (Note 20.1)	139,934	88,198	65,318
(Reversal of) provision for doubtful accounts, net (Note 7.3)	35,202	1,652	(637)
Provision for inventory losses, net (Note 8.1)	31,419	56,060	73,574
Provision (reversal) for loss of ICMS credits, net (Note 9.1)	348,628	58,003	(99,183)
Tax credits (note 20.3 and 30)	15,108	1,324	(441,880)
Other	51,830	2,794	26,449
Decrease (increase) in assets
Trade accounts receivable	2,155,448	(3,267,356)	(3,393,787)
Inventories	(48,673)	(967,995)	(654,757)
Recoverable taxes	(666,681)	(381,408)	186,013
Other assets	328,800	(95,382)	(72,760)
Increase (decrease) in liabilities
Trade accounts payable	463,003	1,533,118	1,363,478
Taxes payable	329,556	422,591	271,700
Payroll and charges	73,096	83,742	97,792
Other liabilities	(277,538)	(9,007)	(191,976)
Cash generated from operations	20,510,846	25,061,889	20,840,801
Payment of interest on financing, loans and debentures (Note 18.3)	(4,728,998)	(4,019,072)	(2,953,573)
Capitalized loan costs paid (Note 27)	1,160,364	359,407	18,624
Payment of early settlement premiums (Note 18.2)			(260,289)
Interest received on marketable securities	681,268	544,849	98,110
Payment of income taxes	(308,002)	(306,453)	(106,180)
Cash provided by operating activities	17,315,478	21,640,620	17,637,493

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022 (In thousands of R$, unless otherwise stated)

	December 31, 2023	December 31, 2022	December 31, 2021

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(11,674,183)	(9,791,238)	(2,150,584)
Additions to intangible (Note 16)	(104,931)	(90,499)	(285,278)
Additions to biological assets (Note 13)	(5,777,952)	(4,957,380)	(3,807,608)
Proceeds from sales of property, plant and equipment and biological assets	183,576	251,183	1,411,251
Capital increase in affiliates	(48,462)	(67,020)	(51,816)
Marketable securities, net	(5,296,370)	67,426	(5,216,921)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(690,908)	(355,362)	(257,672)
Dividends received	44,789	6,604	6,453
Asset acquisitions (Note 23)	(1,615,140)	(2,090,062)
Acquisition of subsidiaries (Note 1.2.3)	(1,060,718)
Cash and cash equivalents from asset acquisitions	5,002	10,590
Acquisitions of non-controlling interests			(6,516)
Cash used in investing activities	(26,035,297)	(17,015,758)	(10,358,691)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	10,944,794	1,335,715	16,991,962
Payment of derivative transactions (Note 4.5.4)	3,559,286	282,225	(1,921,253)
Payment of loans, financing and debentures (Note 18.3)	(4,296,447)	(2,517,934)	(15,469,423)
Payment of leases (Note 19.2)	(1,218,399)	(1,044,119)	(1,012,137)
Payment of dividends	(192,532)	(4,150,782)	(9,683)
Liabilities for assets acquisitions and subsidiaries	(116,924)	(107,888)	(153,357)
Shares repurchased (Note 25.5)	(880,914)	(1,904,424)
Cash provided (used) by financing activities	7,798,864	(8,107,207)	(1,573,891)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(239,125)	(602,480)	1,050,808

Increase (decrease) in cash and cash equivalents, net	(1,160,080)	(4,084,825)	6,755,719
At the beginning of the year	9,505,951	13,590,776	6,835,057
At the end of the year	8,345,871	9,505,951	13,590,776
Increase (decrease) in cash and cash equivalents, net	(1,160,080)	(4,084,825)	6,755,719

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
EXPLANATORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    COMPANY'S OPERATIONS
Suzano S.A. (“Suzano”), together with its subsidiaries (collectively the “Company”), is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 13 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and two units in Suzano (São Paulo State) and Três Lagoas (Mato Grosso do Sul State). Additionally, it has four technology centers, 30 distribution centers and four ports, all located in Brazil.
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.
The Company’s operations also include the commercial management of eucalyptus forest for its own use, the operation of port terminals, and the holding of interests, as a partner or shareholder, in other companies or enterprises, and the generation of electricity in the pulp production process and its commercialization.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 46.97% of the common shares of its share capital.
The financial statements were approved and their issuance authorized by the Board of Directors on February 28, 2024.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
1.1.Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	December 31, 2023	December 31, 2022

Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Overseas Finance Ltd. (Direct)	Financial fundraising	Cayman Island	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltd. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
MMC Brasil Indústria e Comércio Ltda (Direct) (1)	Industrialization and commercialization of wipes, cleaning and sanitary and personal hygiene products.	Brazil	—%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Financial fundraising	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct) (2)	Business office	Ecuador	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V (Direct) (3)	Holding	Netherlands	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct) (3)	Financial fundraising	Netherlands	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltd. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltd. (Direct) (4)	Business office	China	100.00%
Suzano Singapore Pte. Ltd (Direct) (5)	Business office	Singapore	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022

			% equity interest
Entity/Type of investment	Main activity	Country	December 31, 2023	December 31, 2022

Equity
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct) (6)	Restoration, conservation and preservation of forests	Brazil	16.66%	100.00%
Ensyn Corporation (Direct) (7)	Biofuel research and development	United States of America	25.53%	26.59%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Spinnova Plc (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	18.78%	19.03%
Woodspin Oy (Direct/Indirect) (“Woodspin”)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%

(1)On June 1, 2023, the Company completed the acquisition of MMC Brasil and on November 1, 2023 the legal entity has fully merged by Suzano S.A. (Note 1.2.3.)
(2)On March 8, 2023, establishment of legal entity with full equity interest from Suzano S.A.
(3)On December 13, 2023, establishment of legal entity with full equity interest from Suzano S.A.
(4)On May 19, 2023, establishment of legal entity with full equity interest from Suzano S.A.
(5)On May 23, 2023, establishment of legal entity with full equity interest from Suzano S.A.
(6)On February 27 and March 21, 2023, equivalent contributions were made by the six shareholders of Biomas to constitute an equity interest (Note 1.2.6).
(7)On May 17, 2023, and on October 18, 2023the percentage of interest was changed due to the dilution of the shares.
1.2.Major events in the year
1.2.1.Effects of the war between Russia and Ukraine, and Middle East conflict
The Company has continuously monitored the impacts of the current war between Russia and Ukraine, and the Middle East conflict, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.
The Company’s assessment has covered five main areas:
(i)Personnel: Suzano has local employees and facilities in the city of Rehovot in Israel, through its subsidiary, FuturaGene Israel Ltd. The Company continuously monitors the situation.
In the context of the conflict between Russia and Ukraine, Suzano does not have employees or facilities of any kind in locations related to the conflict.
(ii)Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.
(iii)Logistics: internationally, there was no material change in the Company’s logistical operations, with all the routes used remaining substantially unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.
(iv)Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.
(v)Continuity of operations: The conflict in Israel may result in disruptions to the biotechnology research and development operations of FuturaGene Israel Ltd.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information are shared with its global decision-making are available in a timely manner.
1.2.2.Cerrado Project
On October 28, 2021, the Company’s Board of Directors approved the realization of the Cerrado Project, which consists of building a pulp production mill in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul.
The plant will have an estimated nominal capacity of 2,550,000 tons of eucalyptus pulp production per year, with an estimated period for starting operations in the first semester of 2024. The total investment is R$22,200,000, with substantial payments during the years of 2021 to 2025.
1.2.3.Acquisition of tissue business in Brazil
On June 1, 2023, the Company acquired the totality of the quotas held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”) in MMC Brasil Indústria e Comércio Ltda (“MMC Brasil”), located in Mogi das Cruzes (São Paulo), for the consideration of US$212,029 million (equivalent to R$1,072,657) paid in cash (“Transaction”). On September 15, 2023, Suzano was reimbursed in the amount of R$11,939 due to variations on the closing balance related to working capital, cash and estimated value of inventory which results with an adjusted total purchase consideration of R$1,060,718.
MMC Brasil had no operations until the contribution made by KC Brasil as a result of the carve out carried out in May 25, 2023 of the assets related to the business of manufacturing, marketing, distributing and selling of tissue products, including toilet paper, paper towels, napkins, tissues, as well as other paper products in Brazil, including ownership of the brand “NEVE” of KC Brasil.
The following table summarizes the allocation of the purchase price:

Total purchase consideration (full payment on closing)	1,072,657
Price Adjustment (working capital)	(11,939)
Final total purchase consideration (full payment on closing)	1,060,718
Book value of Shareholders' Equity of MMC Brasil	587,226

Fair value adjustment
Inventories (1)	7,120
Property, plant and equipment (2)	105,858
Trademark and patents (3)	189,655
Net identifiable assets acquired	889,859
Goodwill (4)	170,859

(1)    Measured considering the balance of finished products based on selling price, net of selling expenses.
(2)    Measured based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.
(3)    Measured based on revenue projections for products under the evaluated brands, according to the Refief from Royalties methodology.
(4)    Goodwill is attributable to the workforce and expected future profitability of the acquired business. It will be deductible for tax purposes.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
Considering the fact that MMC Brasil was created based on a carve out of a portion of the KC Brasil businesses, counterparty of the transaction, there is no previous history of revenue and/or profits specifically for the acquired entity to be considered or included in a pro forma consolidated revenue and pro forma consolidated profit as if the acquisition had occurred on January 1, 2023.
No deferred tax was recognized on the fair value adjustments, as MMC was merged on November 1, 2023.
Acquisition related costs of R$22,752 are included in administrative expenses in profit or loss.
1.2.4.Federal Supreme Court (“STF”) decision – Effectiveness of final and unappealable tax decisions
On February 8, 2023, the Federal Supreme Court in Brazil concluded the judgments of Items 881 and 885, which discussed the effects of res judicata. The Company is not a party to any litigation related to a tax not being collected due to a past decision considered unappealable, therefore, the Company has no material adjustment due to the decision.
1.2.5.Treasury shares cancelled
On February 28, 2023, the Board of Directors decided to cancel 37,145,969 common shares, with an average cost of R$40.84 (forty reais and eighty-four cents) per share, in the amount of R$1,517,224, that were being held in treasury, without changing the share capital and against the balances of available profit reserves. After the cancellation of shares, the share capital of R$9,269,281 is now divided into 1,324,117,615 common shares, all nominative, book-entry and without par value.
1.2.6.Biomas
On September 5, 2022, Biomas Serviços Ambientais, Restauração e Carbono Ltda. (“Biomas”) was initially established by Suzano S.A.
On November 12, 2022, Suzano in partnership with Itaú Unibanco S.A, Marfrig Global Foods S.A., Rabobank Foundational Investments B.B., Santander Corretora de Seguros, Investimentos e Serviços S.A. and Vale S.A., announced an alliance during an event held at the Climate Conference, COP27, in Egypt, for the creation of a company focused entirely to forest restoration, conservation and preservation activities in Brazil.
After the transformation of Biomas into a joint venture, Suzano, together with Marfrig, Rabobank and Vale, made a commitment to invest R$20,000 each partner, in accordance to the terms of the respective investment agreements on February 27, 2023, once the conditions precedent and closing acts established in said agreements were fulfilled. Itaú and Santander made their respective capital contributions on March 21, 2023.
For the year ended December 31, 2023, the amount of R$30,000 (R$5,000 for each partner) was fully paid with a remaining balance of R$90,000 (R$15,000 for each partner) to be paid.
With the above investments, each company now holds 16.66% of equity interest at Biomas.
1.2.7.Interest on own capital
On December 1, 2023, the Board of Directors approved the distribution of interest on equity in the total gross amount of R$1,500,000, at the ratio of BRL 1.163375077 per share, considering the number of “ex-treasury” shares at the date of the distribution, as remuneration based on the profit shown in the balance sheet dated September 30, 2023.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
Interest on own capital is subject to a withholding income tax of 15%, except for shareholders who are proven to be exempt, in accordance with legislation in force. Income tax in the amount of R$190,119, was withheld and paid in December 2023.
Furthermore, the interest on own capital declared herein was attributed to the minimum mandatory dividend for the 2023 fiscal year and deducted from the amount declared by the Ordinary General Meeting, to be held in 2024, in accordance with statutory and legal provisions. (Note 25.2).
1.2.8.Tax reform consumption
On December 20, 2023, Constitutional Amendment (“EC”) no. 132 was enacted, which establishes the Tax Reform (“Reform”) on consumption. Several topics, including the rates of new taxes, are still pending regulation via infraconstitutional legislation, in particular Complementary Laws (“LC”), which must be forwarded for evaluation by the National Congress within 180 days.
The Reform model is based on a VAT (Value Added Tax) divided into two competences (“dual VAT”), one federal (Contribution on Goods and Services - CBS) and one subnational (Tax on Goods and Services - IBS), which will replace the PIS, COFINS, ICMS and ISS taxes.
A Selective Tax (“IS”) was also created – under federal jurisdiction, which will apply to the production, extraction, commercialization or import of goods and services that are harmful to health and the environment, under the terms of LC.
There will be a transition period between the years 2026 and 2033, in which the two tax systems – old and new – will coexist. The impacts of the Reform on the calculation of the aforementioned taxes, from the beginning of the transition period, will only be fully known upon effective regulation via infraconstitutional legislation. Consequently, there is no effect of the Reform on the financial statements as of December 31, 2023.
1.2.9.Forestry assets acquisition
On December 23, 2023, the Company entered into a purchase and sale agreements for the acquisition of 100% of the share capital of the companies Timber VII SPE S.A. and Timber XX SPE S.A., owned by BTG Pactual Timberland Investment Group, LLC.
The price to be paid in cash for these acquisitions is R$1,826,000 and is subject to usual adjustments in operations of this nature. Additionally, the price will be converted to dollars if the closing occurs after March 31, 2024. This transaction is subject to the approval of the Brazilian antitrust authorities (“CADE”) and other usual conditions precedent for this type of deal. The transaction will be accounted for once the conditions for closing are fulfilled.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
2.    BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS
The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and disclose all the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.
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
The consolidated financial statements were prepared on a historical costs basis, considering the historical cost as a value basis and adjusted to reflect the attributed cost of land and buildings on the date of transition to IFRS Accounting Standards, except for the following material items recognized:
(i)        Derivative and non-derivative financial instruments measured at fair value;
(ii)     Share-based payments and employee benefits measured at fair value; and
(iii)    Biological assets measured at fair value;
The material accounting policies applied to the preparation of these consolidated financial statements are presented in Note 3.
The consolidated financial statements were prepared based on the going concern assumption.
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES
The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries on the same base date (except for associates Ensyn and Spinnova), as well as in accordance with consistent accounting policies and practices.
The accounting policies have been consistently applied to all of the consolidated companies.
There was no change in the policies and methods for calculating estimates, except for the new accounting policies presented in Note 3.1, adopted from January 1, 2023.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
3.1.New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s consolidated financial statements, are described below.
3.1.1.Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (applicable for annual periods beginning on/or after January 1, 2023)
The amendments change the requirements in IAS 1 with regard to the disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence the decisions that the primary users of the financial statements make on the basis of those financial statements.
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
3.1.2.Amendments to IAS 8 Definition of Accounting Estimates (applicable for annual periods beginning on/or after January 1, 2023)
The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard through the following clarifications:
(i)A change in accounting estimates that results from new information or new developments does not constitute the correction of an error
(ii)The effects of a change in an input or a measurement technique used to develop an accounting estimate represent changes in accounting estimates if they do not result from the correction of prior period errors
The Company assessed the content of this pronouncement and did not identify any impacts.
3.1.3.Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (applicable for annual periods beginning on/or after January 1, 2023)
The amendments introduce a further exception to the initial recognition exemption. Under the amendments, an entity may not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.
The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period, an entity recognized:
(i)A deferred tax asset (to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with:
•Right-of-use assets and lease liabilities; and
•Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.
(ii)The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.
The Company assessed the content of this pronouncement and did not identify any impacts.
3.1.4.Amendment to IAS 12 – Taxes on Profit – International Tax Reform – Pillar Two Model Rules
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) released of the Pillar Two model, to reform international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at the rate 15% on profit. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country.
In May 2023, the International Accounting Standards Board issued scope changes to IAS 12 - Income Taxes, aiming to grant a temporary exemption in the accounting for deferred taxes resulting from enacted or substantially enacted legislation relating to the implementation of OECD Pillar Two.
The Company and its subsidiaries are currently in the process of evaluating the impact on the implementation of Pillar Two rules and the calculation of GloBE revenue.
3.2.Accounting policies adopted
3.2.1.Consolidated financial statements
The consolidated financial statements were prepared based on the financial information of Suzano and its subsidiaries in the year ended December 31, 2023 (except for associates Ensyn and Spinnova), and in accordance with consistent accounting practices and policies. The Company consolidates all subsidiaries over which it has direct or indirect control, that is, when it is exposed or has rights to variable returns on the basis of its investment with the subsidiary, and has the capacity and ability to direct the relevant activities of the subsidiary.
Additionally, all transactions and balances between Suzano and its subsidiaries, associates and joint ventures are eliminated in the consolidated financial statements, as well as unrealized gains or losses arising from these transactions, net of tax effects. Non-controlling interests are highlighted.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
3.2.2.Subsidiaries
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
3.2.3.Joint operations
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
3.2.4.Associated and joint ventures
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
In relation to the associates Ensyn and Spinnova, the equity is measured based on the latest available information and does not have a material impact on the consolidated financial statements and, if any significant event had occurred up to December 31, 2023, it would be adjusted in the consolidated financial statements.
3.2.5.Translation of financial statements into the functional and presentation currency
The Company defined that, for all its wholly owned subsidiaries, the functional and presentation currency is the Brazilian Real, except for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC, Spinnova, Woodspin and Celluforce, with functional currencies other than the Real, the accumulated gains or losses of which affect the conversion of the financial statements, which are recorded in other comprehensive income, in equity.
The individual financial information of each of the subsidiaries, included in the consolidated financial statement, are prepared in the local currency in which the subsidiary operates and are translated into the Company’s functional and presentation currency.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
3.2.5.1.Transactions and balances in foreign currency
These are translated using the following criteria:
(i)Monetary assets and liabilities are translated at the exchange rate in effect at year-end;
(ii)Non-monetary assets and liabilities are translated at the historical rate of the transaction;
(iii)Revenue and expenses are translated based on monthly average rate; and
(iv)The cumulative effects of gains or losses upon translation are recognized in the other comprehensive income.
The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income are reclassified from equity to profit or loss at the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.
3.2.6.Hyperinflationary economies
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
3.2.7.Business combinations
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
Contingent liabilities related to tax, civil and labor, classified in the acquired company as possible and remote risks, are recognized by the acquirer at their fair values.
Transactions involving the acquisition of shares with shared control over the net assets traded are evaluated in accordance with the complementary guidance to IFRS 3 - Business Combinations, IFRS 11 and IAS 28 - Investments in Associates and Joint Ventures to evaluate initial recognition criteria. For the investments defined based on the equity method, investments are initially recognized at cost. The carrying amount of the investment is adjusted for the recognition of changes in the Company's share of the acquirer's Shareholders' equity as at the acquisition date. Goodwill is measured and segregated from the carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, based on the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.
3.2.8.Segment information
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
3.2.9.Cash and cash equivalents
Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to an insignificant risk of changes in value.
3.2.10.Financial instruments
3.2.10.1.Classification
Financial instruments are classified based on the purpose for which the financial instruments were acquired, as set forth below:
(i)Amortized cost;
(ii)Fair value through other comprehensive income; and
(iii)Fair value through profit or loss.
Regular purchases and sales of financial assets are recognized on the trade date, meaning the date on which the Company commits to purchase or sell the asset. Financial instruments are derecognized when the rights to receive cash flow from the investments have expired or have been transferred, substantially, all of the risks and rewards of ownership.
3.2.10.1.1.Financial instruments measured at amortized cost
Financial instruments held by the Company: (i) in order to receive their contractual cash flow and not to sell to realize a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flow that exclusively represents payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expenses) in the income statement.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
It includes the balance of cash and cash equivalents, trade accounts receivable, dividends receivable and other assets, classified as financial assets and the balances of suppliers, loans, financing and debentures, lease payables, accounts payable for the acquisition of assets and subsidiaries, , dividends and interest on own capital payable and other liabilities, all of which are classified as financial liabilities.
3.2.10.1.2.Financial instruments at fair value through other comprehensive income
Financial instruments at fair value through other comprehensive income are financial assets held by the Company: (i) either to receive their contractual cash flow through sale with the realization of a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flows constituting, exclusively, repayments of principal and interest on the principal amount outstanding. In addition, this category includes investments in equity instruments where, upon initial recognition, the Company elected to present subsequent changes in its fair value within other comprehensive income. Any changes are recognized under net financial income (expenses) in the income statement, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.
Includes the balance presented in Note 14.1 as “Other investments evaluated at fair value through other comprehensive income.
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
3.2.10.2.Impairment of financial assets
3.2.10.2.1.Financial instruments measured at amortized cost
Annually, the Company assesses whether there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flow of the financial asset that can be estimated reliably.
The criteria the Company uses to determine whether there is evidence of an impairment loss includes:
(i)Significant financial difficulty of the issuer or debtor;
(ii)Defaults on or late payment of interest or principal under the agreement;
(iii)Where the Company, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that a lender would not otherwise consider;
(iv)It becomes probable that the borrower will enter bankruptcy or other financial reorganization;
(v)The disappearance of an active market for that financial asset because of financial difficulties; and
(vi)Observable data indicating a measurable decrease in the estimated future cash flow from a portfolio of financial assets after the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The amount of an impairment loss is measured at the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. If the financial asset is impaired, the carrying amount of the asset is reduced and a loss is recognized in the income statement.
If, in a subsequent remeasurement, if there is an improvement in the asset rating, such as an improvement in the debtor’s credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.
3.2.10.2.2.Financial assets at fair value through other comprehensive income
The Company periodically evaluates, when measuring fair value, whether there is evidence that a financial asset is impaired.
For such financial assets, a significant or prolonged decrease in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists, an impairment loss measured at the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.
3.2.11.Derivative financial instruments and hedging activities
Derivative financial instruments are recognized at fair value on the date on which the derivative agreement is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded within the results of derivative financial instruments in the income statement.
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
3.2.12.Trade accounts receivable
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
3.2.13.Inventories
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
3.2.14.Non-current assets held for sale
These are measured at their carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified in this account when the sale is highly probable and the assets are available for immediate sale in their current condition.
3.2.15.Biological assets
The biological assets for production (mature and immature forests) are reforested eucalyptus forests, with a formation cycle between planting and harvest from 6 to 7 years, measured at fair value. Depletion is measured based on the amount of biological assets depleted (harvested) and measured at fair value at the time of harvest.
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
3.2.16.Property, plant and equipment
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The Company performs an annual analysis of impairment indicators of property, plant and equipment. Impairment for losses on property, plant and equipment are only recognized if the related cash-generating unit is devalued, or if the asset’s recoverable amount is less than its carrying amount. The recoverable amount of the asset or cash-generating unit is the higher of its value in use, and its fair value less costs to sell.
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
3.2.17.Leases
A contract is, or contains, a lease if the right to control the use of an identified asset for a period of time is transferred in exchange for consideration, for which it is necessary to assess whether:
(i)The contract involves the use of an identifiable asset, which may be explicit or implicit, and may be physically distinct or represent almost the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
(ii)The Company has the right to obtain substantially all the economic benefits from the use of the asset during the contract period; and
(iii)The Company has the right to direct the use of the asset, meaning the Company has the right to decide to change how and for what purpose the asset is used, if:
•It has the right to operate the asset, or
•It designed the asset, in a way that predetermines how and for what purpose it will be used.
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
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change:
(i)In future payments resulting from a change in index or rate;
(ii)In the estimate of the expected amount to be paid, at the guaranteed residual value; or
(iii)In the assessment of whether the Company will exercise the purchase option, extension or termination.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset, or in the statement of profit and loss, if the book value of the right-of-use asset has been reduced to zero.
The Company does not have lease agreements with clauses imposing:
(i)Variable payments that are based on the performance of the leased assets;
(ii)Guarantees of residual value; and
(iii)Restrictions, such as, for example, an obligation to maintain financial ratios.
Short-term or low-value contracts which are exempt from these standards are contracts where the individual value of the assets is lower than US$5, and for which the maturity date is shorter than 12 months, are expensed as incurred.
3.2.18.Intangible assets
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
3.2.19.Current and deferred income tax and social contribution and uncertainty over income tax treatments (IFRIC 23)
Income taxes include income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are recognized in equity under other reserves.
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
Deferred tax and contribution liabilities are recognized on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred taxes and contributions are determined based on the rates in force on the balance sheet date, and which must be applied when they are realized or settled.
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
Deferred tax and contribution assets and liabilities are offset and presented at their net amounts in the balance sheet whenever they are related to the same legal entity and the same tax authority.
3.2.20.Trade accounts payable
Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, adjusted to present value, plus exchange rate variations when denominated in foreign currency.
3.2.21.Loans, financing and debentures
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
3.2.22.Provisions, contingent assets and liabilities
Contingent assets are not recorded. Recognition is only performed when there are guarantees or favorable judicial decisions and the amounts of these can be measured reliably. Contingent assets for which such conditions are not met are only disclosed in the notes to the financial statements when their amounts are material.
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
Principal and penalties amounts related to Tax, civil, environmental and labor proceedings are under other operating income and expenses and the interest is recognized in the net financial result.
The realization of provisions for judicial liabilities and contingent liabilities arising from business combinations, with possible and remote probability of loss, are recognized under other operating income and expenses or cash depending on the court decision.
3.2.23.Asset retirement obligations
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
3.2.24.Share based payments
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
3.2.25.Employee benefits
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
3.2.26.Other assets and liabilities, current and non-current
Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity, and its cost or value can be measured reliably.
A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.
3.2.27.Government grants and assistance
Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed, and that these subsidies will be obtained. These are recorded as deductions expenses in the income statement for the period of enjoyment of the benefit, and subsequently allocated to the tax incentives reserve under shareholders’ equity, when applicable.
3.2.28.Dividends and interest on own capital
The distribution of dividends or interest on own capital is recognized as a liability, calculated based on the Corporate Law, the bylaws and the Company's Dividend Policy, which establishes that the minimum annual dividend is the lower of: (i) 25% of adjusted net income, or (ii) 10% the consolidated operating cash flow for the year, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded as part of the additional dividends proposed in shareholders' equity, until approved by the shareholders at a General Meeting. After approval, the reclassification to current liabilities is made.
The tax benefit of interest on own capital is recognized in the income statement under income tax.
3.2.29.Share capital
Common shares are classified in shareholders’ equity. Incremental costs directly attributable to a public offer are stated in shareholders’ equity as a deduction from the amount raised, net of taxes.
3.2.30.Revenue recognition
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
For the Pulp operating segment, revenue recognition occurs when control is transferred to the buyer who assumes the remaining benefits of the asset and is based on the parameters provided by: (i) International Commercial Terms (“Incoterms”), when destined for the foreign market; and (ii) lead times, when destined for the internal market.
For the operating segment Paper and Consumer Goods, revenue recognition occurs when control is transferred to the buyer who assumes the remaining benefits of the asset and is based on the parameters provided by: (i) the corresponding International Commercial Terms (“Incoterms”); and (ii) lead times, when destined for the external and internal markets.
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
3.2.31.Financial income and expenses
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
3.2.32.Earnings (losses) per share
Basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company to the weighted average number of ordinary shares during the year.
Diluted earnings per share are calculated by dividing the net profit attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all potential dilutive ordinary shares into ordinary shares.
3.2.33.Employee and management profit sharing
Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the payroll and charges against to administrative expenses during the period in which the targets are attained.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
3.2.34.Material accounting judgments, estimates and assumptions
As disclosed in Note 2, Management used judgments, estimates and accounting assumptions regarding the future, uncertainty in which may lead to results that require significant adjustments to the book values of certain assets, liabilities, income and expenses in future years, are presented below:
•Control, significant influence and consolidation (Note 1.1);
•Share-based payment transactions (Note 22);
•Transfers to control for revenue recognition (Note 28);
•Fair value of financial instruments (Note 4);
•Annual analysis of the impairment of non-financial assets (Notes 15 and 16);
•Expected credit losses in the accounts receivable (Note 7);
•Net realizable value provision for inventory (Note 8);
•Annual analyses of the recoverability of taxes (Notes 9 and 12);
•Fair value of biological assets (Note 13);
•Useful lives of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);
•Annual analysis recoverable amount of goodwill (Note 16);
•Leases (Note 19);
•Provision for legal liabilities (Note 20); and
•Pension and post-employment plans (Note 21).
The Company reviews the estimates and underlying assumptions used in its accounting estimates on an annual basis. Revisions to the accounting estimates are recognized in the period during which the estimates are revised.
3.3.Accounting policies not yet adopted
The new and changed standards and interpretations issued, but not yet adopted up to December 31, 2023, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when they come into force, and does not expect them to have a material impact on the financial statements.

3.3.1.Amendments to IFRS 7 – Supplier financing agreements and IAS 7 Statement of cash flow (applicable for annual on/or after January 1, 2024)
The changes now require the entity to disclose additional information about its supplier financing arrangements that allows users to assess the effects of these arrangements on the entity's liabilities and cash flows and on the entity's exposure to liquidity risk.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The disclosures required by the amendments, which would allow understanding of the effects of these agreements on liabilities, cash flows and liquidity include:
(a)    the terms and conditions of the agreements;
(b)    at the beginning and end of the reporting period: (i) the carrying values, and the associated items presented in the entity's balance sheet, of the financial liabilities that form part of a supplier financing agreement; (ii) the carrying amounts, and associated items, of the financial liabilities disclosed in accordance with item (i) for which suppliers have already received payment from financiers; and (iii) the range of due dates.
(c)    the type and effect of non-cash changes in the carrying values of financial liabilities disclosed in accordance with paragraph (b)(i).
3.3.2.Amendments to IFRS 16 – Lease liability in a sale and leaseback transaction (applicable for annual on/or after January 1, 2024)
The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the sellerlessee recognising any amount of the gain or loss that relates to the right of use that it retains.
3.3.3.Amendments to IAS 1: Classification of liabilities as current or non-current and non-current liabilities with covenants (applicable for annual on/or after January 1, 2024)
The changes improve the information provided by the entity when its right to defer the settlement of a liability for at least twelve months is subject to compliance with covenants.
The classification of liabilities as current or non-current is based on compliance with covenants that are required on the reporting date or before that date, but never in relation to future events, in addition to requiring disclosure of information in the explanatory notes that allow Users of financial statements assess the risk that the liability may become due within twelve months, including the agreed conditions (for example, their nature and the date by which the entity must comply with them), whether the entity would have complied with the conditions based on its circumstances at the end of the reporting period and how the entity expects to comply with the conditions after the end of the reporting period.
3.3.4.Amendments to IAS 21: Absence of interchangeability (applicable for annual on/or after January 1, 2025)
The changes will create requirements for the entity to apply a consistent approach to assessing whether a currency is exchangeable for another currency and, when it is not, to determining the appropriate exchange rate to use and the disclosures to be made.
In this context, exchangeability is considered non-existent when, for a given purpose, the entity is unable to obtain more than an insignificant amount of foreign currency. To this end, the entity evaluates:
(i)the timeliness of obtaining foreign currency;
(ii)the practical ability (and not the intention) to obtain foreign currency; It is
(iii)the available markets or exchange mechanisms that create enforceable rights and obligations.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.    FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1.Financial risks management
4.1.1.Overview
As a result of its activities, the Company is exposed to various financial risks, which are managed in accordance with the Financial Risk Management, Counterparty and Issuer Risk, Debt, Derivative and Cash Management Policies (“Financial Policies”) approved at the Board of Directors’ meeting.
The main factors considered by Management are:
(i)Liquidity;
(ii)Credit;
(iii)Exchange rate;
(iv)Interest rate;
(v)Fluctuations of commodity prices; and
(vi)Capital.
Management are focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended levels of volatility can influence the Company’s cash flow and income statement.
The Company has policies and procedures for managing market risk which aims to:
(i)Reduce, mitigate or transfer exposure with the aim of protecting the Company’s cash flow and assets against fluctuations in the market prices of raw material and products, exchange rates and interest rates, price and adjustment indices (“market risk”) or other assets or instruments traded in liquid or illiquid markets to which the value of the assets, liabilities and cash flow are exposed;
(ii)Establish limits and instruments with the purpose of allocating the Company’s cash to financial institutions falling within acceptable credit risk exposure parameters; and
(iii)Optimize the process of contracting financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds for inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks being prohibited, except those arising from its operating activities.
Hedging instruments are contracted exclusively for hedging purposes and are based on the following terms:
(i)Protection of cash flow against currency mismatches;
(ii)Protection of revenue flows for debt settlement and interest payments against fluctuations in interest rates and currencies; and
(iii)Protection against fluctuations in the prices of pulp and other supplies related to production.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The Treasury team is responsible for identification, evaluating and seeking protection against possible financial risks. The Board of Directors approves financial policies that establish the principles and guidance for global risk management, the areas involved in these activities, the use of derivative and non-derivative financial instruments, and the allocation of a cash surplus.
The Company only uses the most liquid financial instruments, and:
(i)Does not enter into leveraged transactions or other forms of embedded options that change the purpose of protection (hedge);
(ii)Does not have double-indexed debt or other forms of implied options; and
(iii)Does not have any transactions requiring margin deposits or other forms of collateral for counterparty credit risk.
The Company does not use hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 27.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.1.2.Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	December 31, 2023	December 31, 2022

Assets
Amortized cost
Cash and cash equivalents	5	8,345,871	9,505,951
Trade accounts receivable	7	6,848,454	9,607,012
Dividends receivable	11		7,334
Other assets (1)		737,222	931,173
		15,931,547	20,051,470
Fair value through other comprehensive income
Investments - Celluforce	14.1	23,606	24,917
		23,606	24,917

Fair value through profit or loss
Derivative financial instruments	4.5.1	4,430,454	4,873,749
Marketable securities	6	13,267,286	7,965,742
		17,697,740	12,839,491
		33,652,893	32,915,878
Liabilities
Amortized cost
Trade accounts payable	17	5,572,219	6,206,570
Loans, financing and debentures	18.1	77,172,692	74,574,591
Lease liabilities	19.2	6,243,782	6,182,530
Liabilities for assets acquisitions and subsidiaries	23	187,187	2,062,322
Dividends and interest on own capital payable		1,316,528	5,094
Other liabilities (1)		116,716	147,920
		90,609,124	89,179,027
Fair value through profit or loss
Derivative financial instruments	4.5.1	2,436,072	4,846,795
		2,436,072	4,846,795
		93,045,196	94,025,822
		59,392,303	61,109,944

(1)Does not include items not classified as financial instruments.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.1.3.Fair value of loans and financing
The financial instruments are recognized at their contractual amounts. Derivative financial instrument agreements, used exclusively for hedging purposes, are measured at fair value.
In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair values of interest rate and index swaps are calculated based on the present value of their future cash flow, discounted at the current interest rates available for transactions with similar remaining terms to maturity. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais, and the Federal Reserve Bank of New York and Bloomberg for Secured Overnight Financing Rate (“SOFR”) transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/ methodology	December 31, 2023	December 31, 2022

Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	38,703,379	40,309,832
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	17,783,760	17,724,315
Assets Financing	SOFR	278,107	138,644
IFC - International Finance Corporation	SOFR	3,198,761
BNDES - Currency basket	DI 1		10,866
In local currency
BNDES – TJLP	DI 1	215,458	292,487
BNDES – TLP	DI 1	2,712,762	1,393,010
BNDES – Fixed	DI 1	3,903	21,656
BNDES – SELIC (“Special Settlement and Custody System”)	DI 1	686,798	575,129
Assets financing	DI 1	75,622
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA		1,835,336
Debentures	DI 1	8,881,277	5,643,440
NCE (“Export Credit Notes”)	DI 1	110,396	1,384,396
NCR (“Rural Credit Notes”)	DI 1	2,228,806	294,089
Export credits (“Prepayment”)	DI 1	824,035	1,320,415
		75,703,064	70,943,615
The book values of loans and financing are disclosed in Note 18.
Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.
4.2.Liquidity risk management
The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.
The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies.
In the year ended December 31, 2023, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The remaining contractual maturities of financial liabilities are presented as of the balance sheet date.
The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

	December 31, 2023
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years

Liabilities
Trade accounts payable	5,572,219	5,572,219	5,572,219
Loans, financing and debentures	77,172,692	105,526,852	7,648,237	12,983,542	31,355,362	53,539,711
Lease liabilities	6,243,782	11,021,519	1,172,568	1,045,795	2,743,793	6,059,363
Liabilities for asset acquisitions and subsidiaries	187,187	215,891	94,948	18,314	87,520	15,109
Derivative financial instruments	2,436,072	2,801,258	66,433	1,278,953	1,191,014	264,858
Dividends and interest on own capital payable	1,316,528	1,316,528	1,316,528
Other liabilities	116,716	116,716	58,955	57,761
	93,045,196	126,570,983	15,929,888	15,384,365	35,377,689	59,879,041

	December 31, 2022
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years

Liabilities
Trade accounts payable	6,206,570	6,206,570	6,206,570
Loans, financing and debentures	74,574,591	105,341,912	6,823,274	7,899,772	39,476,527	51,142,339
Lease liabilities	6,182,530	11,053,487	1,050,947	992,379	2,668,855	6,341,306
Liabilities for asset acquisitions and subsidiaries	2,062,322	2,203,302	1,986,633	99,331	57,421	59,917
Derivative financial instruments	4,846,795	6,515,262	728,070	1,341,108	4,299,970	146,114
Dividends payable	5,094	5,094	5,094
Other liabilities	147,920	147,920	61,500	86,420
	94,025,822	131,473,547	16,862,088	10,419,010	46,502,773	57,689,676
4.3.Credit risk management
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.3.1.Trade accounts receivable
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
The risk classification of trade accounts receivable is set forth below:

	December 31, 2023	December 31, 2022

Low (1)	6,549,975	9,430,244
Average (2)	156,883	129,900
High (3)	173,558	67,977
	6,880,416	9,628,121

(1)Current and overdue up to 30 days.
(2)Overdue between 30 and 90 days.
(3)Overdue more than 90 days.
A portion of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$31,962 and R$21,109 as of December 31, 2023 and 2022, respectively.
4.3.2.Banks and financial institutions
The Company, in order to mitigate its credit risk, ensures its financial operations are diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.
The book value of financial assets representing exposure to credit risk is set forth below:

	December 31, 2023	December 31, 2022

Cash and cash equivalents	8,345,871	9,505,951
Marketable securities	13,267,286	7,965,742
Derivative financial instruments (1)	4,199,982	4,833,330
	25,813,139	22,305,023

(1)Does not include the derivative embedded in a forest partnership agreement for the supply of standing wood, which is not a transaction with a financial institution.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The counterparties, mainly financial institutions, with whom the transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the main ratings agencies. The risk ratings are set forth below:

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Risk rating (1)
AAA			878,241
AA-			1,007,537	47,681
A+			136,864	1,149,694
A			55,547	1,485,424
A-				1,095
brAAA	20,856,072	17,117,171	1,682,513	1,418,968
brAA+	511,589	1,173	439,280
brAA	6,565	133,030		730,468
brAA-	2,169	47
brA+		352
brA		17,595
brBBB-	3
brBB	1,132
brBB-	385	2,897
Others	235,242	199,428
	21,613,157	17,471,693	4,199,982	4,833,330

(1)We use the Brazilian Risk Ratings issued by the agencies Fitch Ratings, Standard & Poor’s and Moody’s.
4.4.Market risk management
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
These policies establish the limits and the instruments to be implemented for the purpose of:
(i)Protecting cash flow due to currency mismatch;
(ii)Mitigating exposure to interest rates;
(iii)Reducing the impacts of fluctuations in commodity’s prices; and
(iv)Changes to debt indexes.
Market risk management involves the identification, assessment and implementation of the strategy, with the effective contracting of adequate financial instruments.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.4.1.Exchange rate risk management
The fundraising, financing and currency hedging policies of the Company are guided by the fact that a substantial part of the net revenue arises from exports with prices negotiated in US Dollars, while a substantial part of the production costs are in Brazilian Reais. This structure allows the Company to enter into export financing arrangements in US Dollars, and to reconcile the financing payments with the cash flow of receivables from sales in foreign markets, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.
Moreover, the Company enter into US Dollar sales transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus of foreign currency over an 24-month time horizon, and therefore are matched to the availability of currency for sale in the short term. The Company’s Board of Directors approved the contracting of extraordinary hedge, in addition to the policy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1,500,000, maintaining the previously established deadline. In order to provide transparency on the hedge program for the Cerrado Project, since December 31, 2021 the Company has started to prominently disclose the respective contracted operations.
The assets and liabilities that are exposed to foreign currency, substantially in U.S. Dollars, are set forth below:

	December 31, 2023	December 31, 2022

Assets
Cash and cash equivalents	6,432,557	8,039,218
Marketable securities	7,378,277	4,510,652
Trade accounts receivable	5,049,609	7,612,768
Derivative financial instruments	3,070,594	3,393,785
	21,931,037	23,556,423

Liabilities
Trade accounts payable	(1,625,011)	(2,030,806)
Loans and financing	(61,304,673)	(61,216,140)
Liabilities for asset acquisitions and subsidiaries	(127,598)	(2,053,259)
Derivative financial instruments	(1,867,882)	(4,698,323)
	(64,925,164)	(69,998,528)
	(42,994,127)	(46,442,105)
4.4.1.1.Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to U.S.$ = R$4.8413).
This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50% before taxes.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The following table set forth the potential impacts:

	December 31, 2023
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Cash and cash equivalents	6,432,557	1,608,139	3,216,279
Marketable securities	7,378,277	1,844,569	3,689,139
Trade accounts receivable	5,049,609	1,262,402	2,524,805
Trade accounts payable	(1,625,011)	(406,253)	(812,506)
Loans and financing	(61,304,673)	(15,326,168)	(30,652,337)
Liabilities for asset acquisitions and subsidiaries	(127,598)	(31,900)	(63,799)
4.4.1.2.Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments
The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, or to investments in the Cerrado Project, according to the extraordinary hedge described above, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.
In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.
For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a positive impact on the mark-to-market position entered into by the Company.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on December 31, 2023.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The following table set out the possible impacts assuming these scenarios:

	December 31, 2023
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%

Dollar/Real
Derivative financial instruments
Derivative options	1,968,337	(3,436,589)	(7,464,284)
Derivative swaps	(486,713)	(1,491,613)	(2,981,409)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	162,776	(596,284)	(1,192,682)
Embedded derivatives	230,471	(122,510)	(245,021)
NDF parity derivatives (1)	100,362	(22,715)	(47,331)
Commodity Derivatives	19,149	(8,721)	(14,295)

Dollar/Euro
Derivative financial instruments
NDF parity derivatives (1)	100,362	(337,711)	(675,423)
(1)Long positions at US$/EUR parity in order to protect the Capex cash flow of the Cerrado Project against the appreciation of the Euro.
4.4.2.Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.
The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.
On July 1, 2023, loan contracts (in the amount of R$15,566,016) and derivatives (in the amount of R$15,150,974) began to be indexed by Secured Overnight Financing Rate (“SOFR”) (and no longer by London Interbank Offered Rate (“LIBOR”)), adopted as the new reference interest rate by capital market. The change in the interest rate did not have a material impact on the balances presented in the loan and financing and derivative instrument categories.
4.4.2.1.Sensitivity analysis – exposure to interest rates – except for derivative financial instruments
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results.
The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The following table set forth the possible impacts assuming these scenarios:

	December 31, 2023
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)

CDI/SELIC
Cash and cash equivalents	1,784,313	(56,429)	(112,858)
Marketable securities	5,889,009	(186,240)	(372,480)
Loans and financing	8,686,026	274,696	549,391
TJLP
Loans and financing	250,474	4,383	8,767
SOFR
Loans and financing	19,670,956	265,337	530,673
4.4.2.2.Sensitivity analysis – exposure to interest rates – derivative financial instruments
This analysis assumes that all other variables remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table sets out the possible impacts of these assumed scenarios:

	December 31, 2023
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%

CDI
Derivative financial instruments
Liabilities
Derivative options	1,968,337	(387,790)	(743,473)
Derivative swaps	(486,713)	(39,216)	(66,609)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(486,713)	127,655	269,490

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.4.2.3.Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on December 29, 2023. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.
The following table sets out the possible impacts:

	December 31, 2023
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	230,471	(30,667)	(63,157)
4.4.3.Commodity price risk management
The Company is exposed to commodity prices, mainly in the selling price of pulp in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.
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
4.5.Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
The fair value does not represent an obligation to make an immediate disbursement or receipt of cash, given that such an effect will only occur on the dates of contractual fulfillment or upon the maturity of each transaction, when the result will be determined, depending on the case and on the market conditions on the agreed dates.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
A summary of the methodologies used for the purpose of determining the fair value by type of instrument is presented below:
(i)Swaps: the future value of the asset and liability is estimated based on the cash flows projected using the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US Dollar-denominated tip is measured using the discount based on the exchange coupon curve (the remuneration, in US Dollars, of the Reais invested in Brazil) and in the case of the R$-denominated tip, the discount is made using Brazil’s interest curve, being the future curve of the DI, considering the credit risk of both the Company and the counterparty. The exception is pre-fixed contracts x US$, for which the present value of the tip denominated in US$ is measured through a discount using the SOFR curve disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.
(ii)Options (Zero Cost Collar): the fair value was calculated based on the Garman-Kohlhagen model, considering both the Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from the B3 exchange, and are used to calculate the fair values.
(iii)Non-deliverable forward (“NDF”) contracts: a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, the difference between this quotation and the rate at which the operation was contracted is verified, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract, and brought to its present value based on the future DI curve. Interest rate curves were obtained from B3.
(iv)Swap US-CPI: liability cash flows are projected based on the US inflation curve US-CPI, obtained based on the implicit rates for inflation-linked US securities (Treasury Protected against Inflation – “TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rates implicit in the embedded derivatives. The fair value of an embedded derivative is the difference between the two components, adjusted to present value base on the curve of the exchange coupon obtained from B3.
(v)Swap VLSFO (marine fuel): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, the difference between this projection and the rate at which the operation was contracted is verified, considering both of Company’s and the counterparty’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value using the SOFR curve disclosed by Bloomberg.
The yield curves used to calculate the fair value as of December 31, 2023 are as set forth below:

Interest rate curves
Term	Brazil	United States of America	US Dollar coupon

1 month	11.65% p.a.	5.35% p.a.	2.54% p.a.
6 months	10.79% p.a.	5.15% p.a.	5.55% p.a.
1 year	9.99% p.a.	4.77% p.a.	5.58% p.a.
2 years	9.55% p.a.	4.16% p.a.	5.18%p.a.
3 years	9.66% p.a.	3.89% p.a.	4.99% p.a.
5 years	10.04% p.a.	3.76% p.a.	5.00% p.a.
10 years	10.33% p.a.	4.02% p.a.	5.74% p.a.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.5.1.Outstanding derivatives by type of contract, including embedded derivatives
The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Instruments as part of protection strategy
Operational hedges
Zero Cost Collar	4,500,200	6,866,800	1,968,337	1,596,089
NDF (R$ x US$)	505,000	248,100	162,776	(2,474)
NDF (€ x US$)	262,088	544,702	100,362	161,055

Debt hedges
Swap SOFR to Fixed (US$)	2,555,626	3,200,179	741,492	1,052,546
Swap IPCA to CDI (notional in Brazilian Reais)	4,274,397	1,741,787	47,645	278,945
Swap IPCA to Fixed (US$)		121,003		(29,910)
Swap CDI x Fixed (US$)	1,025,000	1,863,534	(1,081,964)	(2,566,110)
Pre-fixed Swap to US$ (US$)	200,000	350,000	(203,045)	(503,605)
Swap CDI x SOFR (US$)	125,000		25,774
Swap SOFR to SOFR (US$)	150,961		(16,615)

Commodity Hedge
Swap US-CPI (US$) (1)	131,510	124,960	230,471	40,418
Zero Cost Collar (Brent)	163,100		(3,148)
Swap VLSFO/Brent	142,794		22,297
			1,994,382	26,954

Current assets			2,676,526	3,048,493
Non-current assets			1,753,928	1,825,256
Current liabilities			(578,763)	(667,681)
Non-current liabilities			(1,857,309)	(4,179,114)
			1,994,382	26,954

(1)The embedded derivative refers to a swap contract for the sale of price variations in United States Dollars and US-CPI within the term of a forest partnership with a standing wood supply contract.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The current contracts and the respective protected risks are set forth below:
(i)Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation of the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(ii)Swap IPCA x CDI (notional in Brazilian Reais): positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.
(iii)Swap IPCA x Fixed US$: positions in conventional swaps exchanging the variations of the IPCA for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(iv)Swap SOFR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (SOFR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.
(v)Pre-Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(vi)SOFR x SOFR Swap: swap position exchanging a fixed rate added to SOFR for another fixed rate added to SOFR. The objective is to generate a fee discount for Prepayment with the banking institution, allowing for reversal mechanisms.
(vii)CDI x SOFR Swap: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a post-fixed rate (“SOFR”) in United States Dollars (“US$”). The objective is to change the debt index in reais to US$, aligning with the natural exposure of the Company's US$ receivables and capturing a lower cost of debt through the fluctuation of SOFR rate projections.
(viii)Swap Fixed(US$) x SOFR: positions in conventional swaps exchanging a pre-fixed rate in US$ for a post-fixed rate (SOFR) also in US$. The objective is to capture a lower cost of debt by fluctuating SOFR rate projections.
(ix)Zero-Cost Collar: positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal amount and maturity, with the objective of protecting the cash flow of exports. Under this strategy, an interval is established where there is no deposit or receipt of financial margin at the option maturity. The objective is to protect the cash flow of exports against the depreciation of the Brazilian Real.
(x)Non-Deliverable Forward contracts (“NDF”): short positions in US$ futures contracts with the objective of protecting the cash flow from exports against the depreciation of the Brazilian Real.
(xi)Swap US-CPI: The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.
(xii)Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.
(xiii)Swap Very Low Sulphur Fuel Oil / Brent (“VLSFO”): Long positions in oil, aimed at hedging logistical costs related to maritime freight contracts and costs of other oil derivatives against the increase in oil prices.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
(xiv)Zero Cost Collar (Brent): positions in an instrument that consists of the simultaneous combination of buying call options and selling put options for oil - Brent, with the same principal value and maturity, with the objective of protecting input costs oil derivates. In this strategy, an interval is established where there is no deposit or receipt of financial margin at the expiration of the options. The objective is to protect costs against rising oil prices.
The variation in the fair values of derivatives on December 31, 2023 compared to the fair values measured on December 31, 2022 are explained substantially by the appreciation of the Brazilian Real against the US Dollar and by settlements during the year.
There were also impacts caused by the variations in the pre fixed, foreign exchange coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on December 31, 2023 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.
4.5.2.Fair value by maturity schedule

	December 31, 2023	December 31, 2022

2024	2,097,763	2,380,812
2025	233,073	297,156
2026	(574,871)	(1,225,193)
2027 onwards	238,417	(1,425,821)
	1,994,382	26,954

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.5.3.Outstanding assets and liabilities derivatives positions
The outstanding derivatives positions are set forth below:

	Notional value			Fair value
	Currency	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Debt hedges
Assets
Swap CDI to Fixed (US$)	R$	3,898,011	7,081,545	223,776	617,835
Swap Pre-Fixed to US$	R$	738,800	1,317,226		45,329
Swap SOFR to Fixed (US$)	US$	2,555,626	3,200,000	1,104,984	1,052,546
Swap IPCA to CDI	IPCA	4,320,471	2,041,327	161,542	427,417
Swap IPCA to US$	IPCA		610,960
Swap CDI to SOFR (US$)	R$	644,850		32,560
Swap SOFR to SOFR (US$)	US$	150,961		6,681
				1,529,543	2,143,127
Liabilities
Swap CDI to Fixed (US$)	US$	1,025,000	1,863,534	(1,305,740)	(3,183,945)
Swap Pre-Fixed to US$	US$	200,000	350,000	(203,045)	(548,934)
Swap SOFR to Fixed (US$)	US$	2,555,626	3,200,000	(363,492)
Swap IPCA to CDI	R$	4,274,397	1,741,787	(113,897)	(148,472)
Swap IPCA to US$	US$		121,003		(29,910)
Swap CDI to SOFR (US$)	US$	125,000		(6,786)
Swap SOFR to SOFR (US$)	US$	150,961		(23,296)
				(2,016,256)	(3,911,261)
				(486,713)	(1,768,134)
Operational hedge
Zero Cost Collar (US$ x R$)	US$	4,500,200	6,866,800	1,968,337	1,596,089
NDF (R$ x US$)	US$	505,000	248,100	162,776	(2,474)
NDF (€ x US$)	US$	262,088	544,702	100,362	161,055
				2,231,475	1,754,670
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	131,510	124,960	230,471	40,418
Zero Cost Collar (Brent)	US$	163,100		(3,148)
Swap VLSFO/Brent	US$	142,794		22,297
				249,620	40,418
				1,994,382	26,954

(1)The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.5.4.Fair value settled amounts
The settled derivatives positions are set forth below:

	December 31, 2023	December 31, 2022

Operational hedge
Zero Cost Collar (R$ x US$)	2,987,953	718,618
NDF (R$ x US$)	155,458	8,301
NDF (€ x US$)	84,332	7,113
	3,227,743	734,032
Commodity hedge
Swap VLSFO/other	80,516
	80,516
Debt hedge
Swap CDI to Fixed (US$)	(438,417)	(261,570)
Swap IPCA to CDI (Brazilian Reais)	256,683	(5,180)
Swap IPCA to Fixed (US$)	21,139	171
Swap Pre-Fixed to US$	(104,827)	54,128
Swap CDI to SOFR (US$)	7,729
Swap SOFR to Fixed (US$)	508,720	(239,356)
	251,027	(451,807)
	3,559,286	282,225
4.6.Fair value hierarchy
Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.
Depending on the inputs used for measurement, the financial instruments at fair value may be classified into three hierarchical levels:
(i)Level 1 – Based on quoted prices (unadjusted) for identical assets or liabilities in active markets. A market is considered active if it trades frequently and at a sufficient volume to provide pricing information immediately and continuously, usually obtained from a commodity and stock exchange, pricing service or regulatory agency, and if the prices represent actual market transactions, which occur regularly on a commercial basis;
(ii)Level 2 – Based on the prices quoted in active markets for similar assets or liabilities, the prices quoted for identical or similar assets or liabilities in non-active markets, evaluation models for which inputs are observable , such as rates of interest and yield curves, credit volatilities and spreads, and market corroborated information. Assets and liabilities classified in this category are measured based on the discounted cash flow and interest accrual, respectively, for derivative financial instruments and marketable securities. The observable inputs include interest rates and curves, volatility factors and foreign exchange rates; and

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
(iii)Level 3 – Based on unquoted data for assets and liabilities, where the Company applies the income approach technique using the discounted cash flow model. The observable inputs used are the IMA, discount rate and eucalyptus average gross sales price.
For the year ended December 31, 2023, there were no changes between the levels of hierarchy and no transfers between levels 2 and 3.

	December 31, 2023
	Level 2	Level 3	Total

Assets
At fair value through profit or loss
Derivative financial instruments	4,430,454		4,430,454
Marketable securities	13,267,286		13,267,286
	17,697,740		17,697,740

At fair value through other comprehensive income
Other investments - CelluForce		23,606	23,606
		23,606	23,606

Biological assets		18,278,582	18,278,582
		18,278,582	18,278,582
Total assets	17,697,740	18,302,188	35,999,928

Liabilities
At fair value through profit or loss
Derivative financial instruments	2,436,072		2,436,072
	2,436,072		2,436,072
Total liabilities	2,436,072		2,436,072

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022

	December 31, 2022
	Level 2	Level 3	Total

Assets
At fair value through profit or loss
Derivative financial instruments	4,873,749		4,873,749
Marketable securities	7,965,742		7,965,742
	12,839,491		12,839,491

At fair value through other comprehensive income
Other investments - CelluForce		24,917	24,917
		24,917	24,917

Biological assets		14,632,186	14,632,186
		14,632,186	14,632,186
Total assets	12,839,491	14,657,103	27,496,594

Liabilities
At fair value through profit or loss
Derivative financial instruments	4,846,795		4,846,795
	4,846,795		4,846,795
Total liabilities	4,846,795		4,846,795
4.7.Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
In the year ended December 31, 2023, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.8.Climate change
4.8.1.Risks linked to climate change and the sustainability strategy
In view of the nature of the Company’s operations, there is inherent exposure to risks related to climate change.
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
(i)Possible impacts on the determination of fair value in biological assets due to: Effects of climate change, such as temperature rises and scarcity of water resources, could impact some of the assumptions used in accounting estimates related to the Company’s biological assets, as follow:
•Loss of biological assets due to fires and impacts arising from the greater presence and resistance of pests and other forest diseases favored by the gradual increase in temperature;
•Reduction in productivity and expected growth (“IMA”) due to reduced availability of water resources in river basins and other atypical weather events such as droughts, frosts and torrential rains; and
•Interruptions to the production chain due to adverse weather events.
(ii)Scarcity of water resources in the industry: although our units are efficient in the use of water, there are contingency plans for all units affected by possible water shortages and action plans to confront the water crisis in critical regions.
(iii)Structural changes in society and their impacts on business, such as:
•Regulatory and legal: arising from changes in the Brazilian and/or international scope that require capital investment in new technologies and/or operating costs. Among the expected topics are carbon pricing, customs carbon taxation, trade barriers and/or commercial restrictions related to businesses’ alleged contributions, even if indirect, to the intensification of climate change, which increase the risk of litigation;
•Technological: arising from the emergence of improvements and innovations towards an economy with greater energy efficiency and lower carbon. Suzano should continue investing in R&D to reduce greenhouse gas emissions;
•Markets: arising from changes to the supply of and demand for certain products and services as climate-related issues begin to be considered in decision-making. The market should increasingly prioritize the reduction of carbon emissions and more sustainable business practices, which may lead to a drop in demand and revenue for Suzano’s disposable products and an increase in demand for renewable forests and other sustainable products; and
•Reputational: related to the perceptions of customers and society in general regarding the positive or negative contribution of an organization to a low carbon economy.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.8.2.Compliance with contractual clauses related to sustainability in debt securities and sustainable loans (Sustainability Linked Bonds - “SLB” and Sustainability Linked Loans – “SLL”)
The Company issued debt securities and loans linked to sustainability performance targets ("Sustainability Performance Targets - SPT") related to the reduce the intensity of our greenhouse gas emissions, reduce the intensity of water capture for use in industrial processes and increase the percentage of women in leadership positions by December 31, 2025. Non-compliance with these targets may generate future increases in the cost of said debts, as provided for in the respective contracts.
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
4.8.3.Climate risk management
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
4.8.4.Opportunities linked to climate change and the sustainability strategy
4.8.4.1.Biomas
As disclosed in Note 1.2.6, Suzano and five other global companies created Biomas with objective of restoring, conserving and preserving native forests in Brazil.
The initiative aims to restore and protect, over a period of 20 years, native forest in some of Brazil´s most valuable ecosystems, such as the Amazon, Atlantic Forest and Cerrado biomes – The area is equivalent to the territory of Switzerland or the state of Rio de Janeiro, in Brazil.
The initiative aims to promote a sustainable business model from a financial perspective, enabling each restoration, conservation, and preservation projects to be viable through the commercialization of carbon credits, as removals and avoided emissions, reducing tons of CO2e from the atmosphere.
The first stage will involve the identification and prospecting of areas, promoting nurseries for the large-scale production of native trees, engaging local communities in Biomas activities, discussing the application of the project in public areas, partnering with carbon certification platforms and implementing pilot projects.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
4.8.4.2.Production of wood-based textile fiber
In May 2023, Woodspin, located in Finland, inaugurated the first factory producing sustainable, recyclable and fully biodegradable textile fiber from responsibly grown wood, the result of the joint venture between Spinnova and Suzano. This new type of fabric was developed to replace less sustainable materials used in many products. This unit will be used for market development and technology improvement.
For the construction and operation of textile fiber projects, Woodspin uses Suzano's microfibrillated cellulose (MFC) as raw material.
4.8.4.3.Securities with clauses related to sustainability
As disclosed in note 4.8.2, Suzano has Sustainability Linked Bonds (SLB) and Sustainability Linked Loan (SLL) linked to environmental performance indicators associated with a goal to reduce greenhouse gases, intensity the capture of water resources, and aspects of diversity and inclusion, evidencing the Company's commitment as part of the solution to the global climate crisis and in convergence with the implementation of its long-term goal. These funding linked to sustainability goals allow differentiated rates.
4.9.Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).
5.    CASH AND CASH EQUIVALENTS

	Average yield p.a. %	December 31, 2023	December 31, 2022

Cash and banks (1)	5.50	6,561,558	8,064,193

Cash equivalents
Local currency
Fixed-term deposits (compromised)	102.78 of CDI	1,784,313	1,441,758
		8,345,871	9,505,951

(1)Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
6.    MARKETABLE SECURITIES

	Average yield p.a. %	December 31, 2023	December 31, 2022

In local currency
Private funds	109.87 of CDI	1,295,296	1,208,975
Private Securities ("CDBs")	102.81 of CDI	4,150,313	1,827,012
CDBs - Escrow Account (1)	104.65 of CDI	443,400	419,103
		5,889,009	3,455,090
Foreign currency
Time deposits (2)	6.71	7,333,308	4,386,589
Other		44,969	124,063
		7,378,277	4,510,652
		13,267,286	7,965,742

Current		12,823,886	7,546,639
Non-Current		443,400	419,103

(1)Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(2)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.
7.    TRADE ACCOUNTS RECEIVABLE
7.1.Breakdown of balances

	December 31, 2023	December 31, 2022

Domestic customers
Third parties	1,785,157	1,915,745
Related parties (Note 11) (1)	45,650	99,608

Foreign customers
Third parties	5,049,609	7,612,768

(-) Expected credit losses	(31,962)	(21,109)
	6,848,454	9,607,012

(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.
The Company carries out factoring transactions for certain customer receivables where transfers the control and all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as of December 31, 2023, was R$4,273,623 (R$6,889,492 as of December 31, 2022).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
7.2.Breakdown of trade accounts receivable by maturity

	December 31, 2023	December 31, 2022

Current	5,904,402	8,652,376
Overdue
Up to 30 days	644,644	777,150
From 31 to 60 days	57,395	74,253
From 61 to 90 days	97,639	54,784
From 91 to 120 days	40,533	20,975
From 121 to 180 days	34,708	18,945
From 181 days	69,133	8,529
	6,848,454	9,607,012
7.3.Roll-forward of expected credit losses

	December 31, 2023	December 31, 2022

Opening balance	(21,109)	(34,763)
Additions	(38,775)	(5,228)
Reversals	3,573	3,576
Write-offs	24,230	12,355
Exchange rate variations	119	2,951
Closing balance	(31,962)	(21,109)
The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company’s credit policy.
7.4.Main customers
The Company has 1 (one) customer responsible for 10.27% of the net sales of pulp segment on December 31, 2023 (10.67% on December 31, 2022) and no main customer responsible for more than 10% of the net sales of paper segment on December 31, 2023 and 2022.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
8.    INVENTORIES

	December 31, 2023	December 31, 2022

Finished goods
Pulp
Domestic (Brazil)	576,774	616,557
Foreign	1,271,335	1,440,207
Paper
Domestic (Brazil)	569,771	359,322
Foreign	137,653	201,868
Work in process	93,325	93,964
Raw materials
Wood	1,666,817	1,492,661
Operating supplies and packaging	795,274	732,140
Spare parts and other	931,052	897,531

(-) Expected credit losses	(95,053)	(105,989)
	5,946,948	5,728,261
8.1.Roll-forward of estimated losses

	December 31, 2023	December 31, 2022

Opening balance	(105,989)	(91,258)
Additions	(65,085)	(89,552)
Reversals	33,666	33,492
Write-offs	42,355	41,329
Closing balance	(95,053)	(105,989)
On December 31, 2023, and December 31, 2022, there were no inventory items pledged as collateral.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
9.    RECOVERABLE TAXES

	December 31, 2023	December 31, 2022

IRPJ/CSLL – prepayments and withheld taxes	464,188	179,812
PIS/COFINS – on acquisitions of property, plant and equipment (1)	93,866	89,334
PIS/COFINS – operations	699,717	523,970
PIS/COFINS – exclusions from ICMS (2)	443,210	570,945
ICMS – on acquisitions of property, plant and equipment (3)	432,793	167,286
ICMS – operations (4)	1,470,949	1,423,375
Reintegra program (5)	64,077	65,971
Other taxes and contributions	45,821	39,057
Provision for loss on ICMS credits (6)	(1,452,435)	(1,103,807)
	2,262,186	1,955,943

Current	888,539	549,580
Non-current	1,373,647	1,406,363

(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies (“Reintegra”): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.
9.1.Roll-forward of provision for loss

	ICMS
	December 31, 2023	December 31, 2022

Opening balance	(1,103,807)	(1,064,268)
Additions (1)	(399,838)	(221,903)
Reversals	51,210	163,900
Write-offs		18,464
Closing balance	(1,452,435)	(1,103,807)

(1)Refers, substantially, to the accumulated ICMS credits of the state of Mato Grosso do Sul, arising from the construction operations of the Cerrado Project, and of the state of Espirito Santo, of the accumulated credits due to the volume of exports.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
10.    ADVANCES TO SUPPLIERS

	December 31, 2023	December 31, 2022

Forestry development program and partnerships	2,242,229	1,592,132
Advance to suppliers - others	113,743	108,146
	2,355,972	1,700,278

Current	113,743	108,146
Non-current	2,242,229	1,592,132
The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus on their own land to supply agricultural wood products to the Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at their present value since they will be settled in volume standing or cut wood. In addition, the Company supports producers by providing technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has a contractually guaranteed right to make an offer to purchase the forest and/or wood at its market value. However, this right does not prevent producers from negotiating the sale of the forest and/or wood with other market participants, provided the incentive amounts are fully paid.
11.    RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.
The transactions refers mainly to:
Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) interest on shareholder’s capital and dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) interest on shareholder’s capital and dividends payable.
Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.
For the year ended December 31, 2023, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
11.1.Balances recognized in assets and liabilities and amounts of transactions during the year

	Assets		Liabilities		Sales (purchases), net
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2021

Transactions with controlling shareholders
Management and related persons			(31,748)
Alden Fundo de Investimento em Ações			(30,428)
Controller			(193,883)
Suzano Holding S.A.	24	5	(363,520)		9	91	(2,621)
	24	5	(619,579)		9	91	(2,621)

Transactions with companies of the Suzano
Group and other related parties
Management (expect compensation – Note 11.2)	61			(5)	(906)	(47)	(422)
Bexma Participações Ltda		1			9	38	24
Bizma Investimentos Ltda		1			7	10	6
Civelec Participações Ltda	4,575				4,825
Fundação Arymax					3	4	2
Ibema Companhia Brasileira de Papel (1)	45,659	106,940	(1,023)	(3,705)	168,621	218,226	169,965
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	2	3		(66)	(5,549)	(4,603)	(4,399)
IPLF Holding S.A.		23			5	38	10
Mabex Representações e Participações Ltda.					(817)		(137)
Nemonorte Imóveis e Participações Ltda					(178)	(194)	(170)
	50,297	106,968	(1,023)	(3,776)	166,020	213,472	164,879
	50,321	106,973	(620,602)	(3,776)	166,029	213,563	162,258

Assets
Trade accounts receivable (Note 7)	45,650	99,608
Dividends receivable		7,334
Other assets	4,671	31
Liabilities
Trade accounts payable (Note 17)			(1,023)	(3,776)
Dividends and interest on own capital payable (2)			(619,579)
	50,321	106,973	(620,602)	(3,776)

(1)Refers mainly to the sale of pulp.
(2)The amount of R$619,579 refers to interest on own capital payable to the controlling shareholders and the amount of R$696,949 refers to other non-controlling shareholders, totaling R$1,316,528 (Note 1.2.7).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
11.2.Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	December 31, 2023	December 31, 2022	December 31, 2021

Short-term benefits
Salary or compensation	49,165	50,228	48,693
Direct and indirect benefits	2,286	1,099	880
Bonus	10,829	7,031	6,474
	62,280	58,358	56,047

Long-term benefits
Share-based compensation plan	42,130	36,390	46,306
	42,130	36,390	46,306
	104,410	94,748	102,353
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
12.    INCOME AND SOCIAL CONTRIBUTION TAXES
The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accruals basis.
Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.
Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.
In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the year ended December 31, 2023. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2023. Disclosures about uncertain tax positions for income tax and social contribution (IFRIC 23) are presented in Note 20.2.1.
12.1.Deferred taxes
12.1.1.Deferred income and social contribution taxes

	December 31, 2023	December 31, 2022

Tax loss	1,209,968	1,207,096
Negative tax basis of social contribution	457,030	445,250

Assets - temporary differences
Provision for judicial liabilities	324,158	268,596
Operating provisions and other losses	1,214,807	999,028
Exchange rate variations	2,384,153	4,297,503
Amortization of fair value adjustments arising from business combinations	654,358	680,142
Unrealized profit on inventories	151,578	363,052
Leases	356,110	364,838
	6,752,162	8,625,505

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,301,654	1,023,103
Property, plant and equipment - deemed cost	1,137,483	1,217,349
Depreciation for tax-incentive reason(1)	799,857	869,997
Capitalized loan costs	640,063	210,834
Fair value of biological assets	1,115,432	703,274
Deferred taxes, net of fair value adjustments	370,947	398,950
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	150,691	194,121
Derivatives gains (“MtM”)	678,090	9,164
Other temporary differences	24,109	13,416
	6,218,326	4,640,208

Non-current assets	545,213	3,986,415
Non-current liabilities	11,377	1,118

(1)Tax depreciation is taken as a benefit only in the income tax calculation bases.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
12.1.2.Breakdown of accumulated tax losses and social contribution tax losses carried forward

	December 31, 2023	December 31, 2022

Tax loss carried forward	4,839,872	4,828,384
Negative tax basis of social contribution carried forward	5,078,111	4,947,222
12.1.3.Roll-forward of deferred tax assets

	December 31, 2023	December 31, 2022

Opening balance	3,985,297	8,729,929
Tax loss	2,872	50,220
Negative tax basis of social contribution	11,780	34,176
Provision for judicial liabilities	55,562	19,251
Operating provisions and other losses	215,779	33,898
Exchange rate variation	(1,913,350)	(2,257,699)
Derivative gains (“MtM”)	(668,926)	(2,202,857)
Amortization of fair value adjustments arising from business combinations	2,219	8,970
Unrealized profit on inventories	(211,474)	64,164
Leases	(8,728)	(8,534)
Goodwill - tax benefit on unamortized goodwill	(278,551)	(276,614)
Property, plant and equipment - deemed cost	79,866	99,510
Depreciation accelerated for tax-incentive reason	70,140	74,952
Capitalized loan costs	(429,229)	(111,435)
Fair value of biological assets	(412,158)	(272,308)
Credits on exclusion of ICMS from the PIS/COFINS tax base	43,430	3,906
Other temporary differences	(10,693)	(4,232)
Closing balance	533,836	3,985,297

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
12.2.Reconciliation of the effects of income tax and social contribution on profit

	December 31, 2023	December 31, 2022	December 31, 2021

Net income (loss) before taxes	17,997,216	28,655,581	8,832,957
Income tax and social contribution benefit (expense) at the statutory nominal rate of 34%	(6,119,053)	(9,742,898)	(3,003,205)

Tax effect on permanent differences
Taxation (difference) on profits of subsidiaries in Brazil and abroad (1)	1,688,656	4,915,243	3,445,206
Equity method	(6,589)	96,685	44,309
Thin capitalization (2)	(46,796)	(505,553)	(603,612)
Interest on own capital	510,000
Credit related to the Reintegra Program	7,176	7,829	7,398
Director bonuses	(4,907)	(12,208)	(15,656)
Tax incentives (3)	128,650	51,839	16,443
Donations/Fines – Other	(47,972)	(71,631)	(88,308)
	(3,890,835)	(5,260,694)	(197,425)
Income tax
Current	(352,577)	(464,312)	(276,431)
Deferred	(2,561,991)	(3,485,267)	69,669
	(2,914,568)	(3,949,579)	(206,762)
Social Contribution
Current	(42,815)	(46,584)	(15,684)
Deferred	(933,452)	(1,264,531)	25,021
	(976,267)	(1,311,115)	9,337
Income and social contribution benefits (expenses) for the year	(3,890,835)	(5,260,694)	(197,425)

Effective rate of income and social contribution tax expenses	21.62%	18.36%	2.24%

(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.
(2)The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On December 31, 2023 and 2022, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.
12.3.Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022

Area/Regions	Company	Maturity

Northeast Development Superintendence (“SUDENE”)
Eunápolis (BA)	Veracel	2025
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025
12.4.OECD Pillar Two model rules
Suzano is within the scope of the rules of the OECD Pillar Two model, as it has subsidiaries that sell its products in geographic regions subject to said regulation. The Company applied the exception to the recognition of deferred tax assets and liabilities related to taxes on profit under Pillar Two, as provided for in the amendments to IAS 12, issued in May 2023, and, therefore, there is no impact of Pillar legislation Two in the calculation of taxes on deferred profits in the 2023 financial year.
The Company and its subsidiaries are currently in the process of evaluating the impact on the implementation of Pillar Two rules and the calculation of GloBE revenue. In this context, the Company is counting on the support of tax experts to guide it in the effective application of this legislation.
13.    BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	December 31, 2023	December 31, 2022

Opening balance	14,632,186	12,248,732
Additions	5,777,952	4,957,380
Depletions	(3,680,997)	(3,665,057)
Transfers	(136,297)
Gain on fair value adjustments	1,989,831	1,199,759
Disposals	(128,370)	(82,331)
Other write-offs	(175,723)	(26,297)
Closing balance	18,278,582	14,632,186
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The assumptions used in the measurement of the fair value of biological assets were as follow:
i)Average cycle of forest formation between 6 and 7 years;
ii)Effective area of forest from the 3rd year of planting;
iii)The IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and soil conditions;
iv)The estimated average standard cost per hectare includes silvicultural and forest management expenses, applied to each year of formation of the biological cycle of the forests, plus the costs of land lease agreements and the opportunity cost of owning land;
v)The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and
vi)The discount rate used in cash flows is measured based on the capital structure and other economic assumptions of an independent market participant in the sale of standing wood (forests).
The table below discloses the measurement of the premises adopted:

	December 31, 2023	December 31, 2022

Planted useful area (hectare)	1,094.611	1,097.081
Mature assets	144.942	134.752
Immature assets	949.669	962.329
Average annual growth (IMA) – m3/hectare/year	37.92	37.07
Average gross sale price of eucalyptus – R$/m3	96.04	90.16
Discount rate - % (post-tax)	8.80%	9.10%
The pricing model considers the net cash flows, after the deduction of taxes on profit at the applicable rates.
The fair value adjustment justified by the combined variations of the indicators mentioned above resulted in a positive variation of R$1,989,831 recognized in other operating income (expenses), net (Note 30).

	December 31, 2023	December 31, 2022

Physical changes and discount rate (1)	1,575,017	(37,088)
Price	414,814	1,236,847
	1,989,831	1,199,759

(1)Includes the variation of indicators: IMA, discount rate and area.
The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.8).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The Company has no biological assets pledged for the year ended December 31, 2023 and the year ended December 31, 2022.
14.    INVESTMENTS
14.1.Investments breakdown

	December 31, 2023	December 31, 2022

Investments in associates and joint ventures	355,520	354,200
Goodwill	228,887	233,399
Other investments evaluated at fair value through other comprehensive income – Celluforce	23,606	24,917
	608,013	612,516
14.2.Investments in associates and joint ventures

	Information of joint ventures as of December 31, 2023			Company Participation
				Carrying amount		In the income (expenses) for the year
	Equity	Income (expenses) of the year	Participation equity (%)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Associate
Ensyn Corporation	1,515	(29,648)	25.53%	387	1,250	(12,448)	(1,036)
Spinnova Plc (1)	509,777	(56,567)	18.78%	95,736	113,079	(20,109)	2,871
				96,123	114,329	(32,557)	1,835

Joint ventures
Domestic (Brazil)
Biomas	16,782	(13,218)	16.66%	2,797		(2,203)
Ibema Companhia Brasileira de Papel	314,033	103,399	49.90%	156,703	158,996	35,161	48,891
Foreign
F&E Technologies LLC	9,973		50.00%	4,987	5,230
Woodspin Oy	189,821	(39,560)	50.00%	94,910	75,645	(19,780)	(2,220)
				259,397	239,871	13,178	46,671

Other movements				23,606	24,917		235,862
				23,606	24,917		235,862
				379,126	379,117	(19,379)	284,368

(1)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR2.40 (two Euros and forty cents) on December 31, 2023 and (EUR5.44 (five Euros and forty-four cents) in December 31, 2022).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
15.    PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total

Average rate %		3.57	6.36		17.75

Accumulated cost	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068
Accumulated depreciation		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)
Balance as of December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703
Additions	5,089	516	381,741	11,220,806	15,832	11,623,984
Additions of merged companies	3,829,344					3,829,344
Write-offs	(69,773)	(10,613)	(58,435)		(3,384)	(142,205)
Depreciation		(310,429)	(2,367,163)		(124,464)	(2,802,056)
Transfers	930,646	246,782	1,057,714	(2,451,570)	194,292	(22,136)
Accumulated cost	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127
Accumulated depreciation		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)
Balance as of December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634
Additions (2)	54,027	15	467,032	10,742,118	17,949	11,281,141
Amounts from the acquisition of MMC Brasil (3)	4,572	111,495	453,617	8,306	11,175	589,165
Write-offs	(25,090)	(36,184)	(133,249)		(56,869)	(251,392)
Depreciation		(313,304)	(2,570,734)		(145,092)	(3,029,130)
Transfers (4)	339,272	379,495	2,702,633	(3,638,466)	259,717	42,651
Accumulated cost	14,859,189	10,032,317	48,456,537	17,485,109	1,491,663	92,324,815
Accumulated depreciation		(4,125,823)	(27,918,585)		(991,338)	(33,035,746)
Balance as of December 31, 2023	14,859,189	5,906,494	20,537,952	17,485,109	500,325	59,289,069

(1)Includes vehicles, furniture and utensils and computer equipment.
(2)On December 31, 2023, the addition of work in progress refers, mainly to the Cerrado Project, of which R$393,042 is a cash effect in the previous periods (R$1,832,746 with non-cash effect on December 31, 2022).
(3)On June 1, 2023, the Company completed the acquisition of MMC Brasil and on November 1, 2023 the legal entity has fully merged by Suzano S.A. (Note 1.2.3.)
(4)Transfer between inventories, intangible and others within the year.
For the year ended December 31, 2023, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment (Note 4.8).
15.1.Items pledged as collateral
On December 31, 2023, property, plant and equipment items pledged as collateral for loan transactions and legal proceedings, consisting mainly of the unit of Três Lagoas and Imperatriz totalling R$16,332,447 (R$12,773,662 in the same units as of December 31, 2022).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
15.2.Capitalized expenses
For the year ended December 31, 2023, the Company capitalized loan costs in the amount of R$1,160,364 (R$359,407 as of December 31, 2022). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 10.98% p.a. (12.49% p.a. as of December 31, 2022).
16.    INTANGIBLE
16.1.Goodwill and intangible assets with indefinite useful lives

	December 31, 2023	December 31, 2022

Goodwill - Facepa	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (1)	170,859
Other (2)	4,834	3,405
	8,192,076	8,019,788

(1)Refers to the goodwill of the MMC Brasil business combination, whose allocation of the purchase price is disclosed in note 1.2.3.
(2)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 29.4.
The calculation of the value in use of non-financial assets is performed annually using the discounted cash flow method. In 2023, the Company used the strategic plan and the annual budget with projected increases to 2028 and the average rate in perpetuity of the cash generating units considering a nominal rate of 3.5% p.a. from this date, based on historical information for previous years, economic and financial projections from each specific market in which the Company has operations, and additionally include official information disclosed by independent institutions and government agencies.
The discount rate, after taxes, adopted by Management was 8.9% p.a., calculated based on the weighted average cost of capital (“WACC”). The assumptions in the table set forth below were also adopted:

Net average pulp price – Foreign market (US$/t)	662.1
Net average pulp price – Internal market (US$/t)	648.7
Average exchange rate (R$/US$)	5.15
Discount rate (pos-tax)	8.9% p.a.
Discount rate (pre-tax)	12.25% p.a.
For the year ended December 31, 2023, the Company did not identify the need to record any impairment provision for intangible assets.
If the post-tax discount rate applied to the cash flow projections of both cash-generating units had been 1% higher than management’s estimates (9.9% instead of 8.9%), the Company would still not need to record an impairment provision.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The Company have considered and assessed possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the cash generating units to exceed its recoverable amount.
16.2.Intangible assets with defined useful lives

		December 31, 2023	December 31, 2022

Opening balance		7,173,183	8,014,740
Additions		104,931	90,499
Fair value adjustment MMC Brasil (1)		189,655
Write-offs		(2)	(51)
Amortization		(990,432)	(966,796)
Transfers and others		79,674	34,791
Closing balance		6,557,009	7,173,183
Represented by	Average rate %
Non-competition agreements	5.00	4,818	5,128
Port concessions	4.30	537,179	554,832
Lease agreements	16.90	6,875	14,374
Supplier agreements	12.90	40,739	55,554
Port service contracts	4.20	549,821	579,289
Cultivars	14.30	40,784	61,176
Trademarks and patents (1)	9.05	188,723	10,935
Customer portfolio	9.10	4,925,879	5,746,860
Supplier agreements	17.60	10,861	21,427
Software	20.00	141,178	113,946
Other	5.75	110,152	9,662
		6,557,009	7,173,183

Cost		12,378,761	12,004,503
Amortization		(5,821,752)	(4,831,320)
Closing balance		6,557,009	7,173,183

(1)On June 1, 2023, the Company completed the acquisition of MMC Brasil and on November 1, 2023 the legal entity has fully merged by Suzano S.A. (Note 1.2.3.)

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
17.    TRADE ACCOUNTS PAYABLE

	December 31, 2023	December 31, 2022

In local currency
Third party (1) (2)	3,946,185	4,171,988
Related party (Note 11.1) (3)	1,023	3,776

In foreign currency
Third party (2)	1,625,011	2,030,806
	5,572,219	6,206,570

(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on December 31, 2023 was R$281,350 (R$416,643 at December 31, 2022).
(2)Within the balance of suppliers, the following balances refer to the Cerrado Project, R$523,408 (R$625,645 on December 31, 2022) in local currency and R$1,080,028 (R$1,370,833 on December 31, 2022) in foreign currency.
(3)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
18.    LOANS, FINANCING AND DEBENTURES
18.1.Breakdown by type

		Average annual interest rate - %	Current		Non-current		Total
Type	Interest rate		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

In foreign currency
BNDES	UMBNDES	7.5%		11,207				11,207
Bonds	Fixed	5.0%	841,625	907,059	40,122,749	43,218,286	40,964,374	44,125,345
Export credits (“export prepayments”)	SOFR/Fixed	5.8%	2,690,891	156,156	14,487,252	16,779,064	17,178,143	16,935,220
Assets financing	SOFR	3.1%	61,924	26,755	220,199	113,217	282,123	139,972
IFC - International Finance Corporation	SOFR	5.5%	731		2,871,399		2,872,130
Others			7,903	5,980			7,903	5,980
			3,603,074	1,107,157	57,701,599	60,110,567	61,304,673	61,217,724
In local currency
BNDES	TJLP	8.4%	49,348	69,495	199,988	246,004	249,336	315,499
BNDES	TLP	13.2%	57,060	41,640	3,123,727	1,775,991	3,180,787	1,817,631
BNDES	Fixed	4.0%	4,020	18,666		4,011	4,020	22,677
BNDES	SELIC	12.7%	65,013	67,115	857,419	814,320	922,432	881,435
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	11.6%		1,829,966				1,829,966
Assets financing	CDI	12.3%	17,037		71,235		88,272
NCE (“Export credit notes”)	CDI	12.1%	3,114	76,463	100,000	1,277,616	103,114	1,354,079
NCR (“Rural producer certificates”)	CDI	10.3%	101,739	13,144	1,998,270	274,127	2,100,009	287,271
Export credits (“export prepayments”)	Fixed	8.4%	791,306	77,694		1,315,813	791,306	1,393,507
Debentures	CDI/IPCA	11.7%	66,536	33,689	8,362,207	5,421,113	8,428,743	5,454,802
			1,155,173	2,227,872	14,712,846	11,128,995	15,868,019	13,356,867
			4,758,247	3,335,029	72,414,445	71,239,562	77,172,692	74,574,591

Interest on financing			1,232,810	1,238,623			1,232,810	1,238,623
Non-current funding			3,525,437	2,096,406	72,414,445	71,239,562	75,939,882	73,335,968
			4,758,247	3,335,029	72,414,445	71,239,562	77,172,692	74,574,591

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
18.2.Breakdown by maturity – non-current

	2025	2026	2027	2028	2029	2030 onwards	Total

In foreign currency
Bonds	1,638,631	2,511,857	3,364,504	2,390,464	8,460,351	21,756,942	40,122,749
Export credits (“export prepayments”)	5,303,913	4,684,879	3,772,028		726,432		14,487,252
Assets financing	62,740	65,170	64,944	27,345			220,199
IFC - International Finance Corporation			188,273	887,572	1,291,013	504,541	2,871,399
	7,005,284	7,261,906	7,389,749	3,305,381	10,477,796	22,261,483	57,701,599
In local currency
BNDES – TJLP	99,525	85,538	7,117	3,604	3,604	600	199,988
BNDES – TLP	69,785	92,134	152,944	150,111	135,949	2,522,804	3,123,727
BNDES – Selic	231,793	230,625	30,406	30,405	30,406	303,784	857,419
Asset financing	17,302	17,644	17,997	18,292			71,235
NCE (“Export credit notes”)			25,000	25,000	25,000	25,000	100,000
NCR (“Rural producer certificates”)						1,998,270	1,998,270
Debentures	2,340,550	2,335,130		748,466		2,938,061	8,362,207
	2,758,955	2,761,071	233,464	975,878	194,959	7,788,519	14,712,846
	9,764,239	10,022,977	7,623,213	4,281,259	10,672,755	30,050,002	72,414,445

18.3.Roll-forward of loans, financing and debentures

	December 31, 2023	December 31, 2022

Opening balance	74,574,591	79,628,629
Fundraising, net of issuance costs	10,944,794	1,335,715
Interest accrued	4,797,094	4,007,737
Monetary and exchange rate variations, net	(4,185,675)	(3,949,020)
Payment of principal	(4,296,447)	(2,517,934)
Payment of interest	(4,728,998)	(4,019,072)
Amortization of fundraising costs	67,333	69,649
Others (fair value adjustments to business combinations)		18,887
Closing balance	77,172,692	74,574,591
18.4.Breakdown by currency

	December 31, 2023	December 31, 2022

Brazilian Reais	15,868,019	13,347,244
US Dollars	61,304,673	61,216,140
Currency basket		11,207
	77,172,692	74,574,591

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
18.5.Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	December 31, 2023	December 31, 2022

Bonds	434,970	270,145	164,825	210,822
NCE	125,222	122,526	2,696	10,838
Export credits (“export prepayments”)	196,526	144,364	52,162	75,520
Debentures	123,216	20,981	102,235	9,984
BNDES	63,588	53,734	9,854	12,016
IFC - International Finance Corporation	41,943	3,032	38,911
Others	18,147	17,549	598	873
	1,003,612	632,331	371,281	320,053
18.6.Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 15.1.
The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.
18.7.Relevant transactions entered into during the year
18.7.1.BNDES
On June 27, 2023, the Company raised R$500,000 from BNDES indexed to the Long-Term Rate ("TLP"), plus a fixed interest rate of 5.23% p.a., with a principal grace period of 7 (seven) years and maturity in December 2037. The funds were allocated to projects in the forestry sector.
On October 20, 2023, the Company raised the amount of R$539,000 from BNDES indexed by the Long-Term Rate (“TLP”) interest rate, plus fixed interest of 6.97% p.a., with 6 (six) years and maturity in December 2037. The resources were allocated to forestry projects.
On October 30, 2023, the Company raised the amount of R$100,000 from BNDES indexed by the Long-Term Rate (“TLP”) interest rate, plus fixed interest of 7.11% p.a., with 1 (one) year and maturity in October 2042. The resources were allocated to industrial projects.
On December 28, 2023, the Company raised the amount of R$100,000 from BNDES indexed by the Long-Term Rate (“TLP”) interest rate, plus fixed interest of 7.41% p.a., with 2 (two years and maturity in December 2043. The resources were allocated to industrial projects.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
18.7.2.International Finance Corporation (“IFC”)
On December 22, 2022, the Company obtained a new credit line ("A&B Loan") to be financed by the International Finance Corporation (IFC) and a syndicate of commercial banks, in a total amount of US$600,000 (equivalent to R$2,891,520).
The financing consists of the following parts: (i) "A-loan" in the amount of US$250,000 (equivalent to R$1,204,800) with IFC's own resources, at a cost of Term SOFR + 1.80% p.a. and a total term of eight years, with a principal grace period of six years; and (ii) "B-loan," a syndicated loan in the amount of US$350,000 (equivalent to R$1,686,720) at a cost of Term SOFR + 1.60% p.a. and a total term of seven years, with a principal grace period of five years.
This credit line was fully utilized by June 30, 2023.
The credit line has sustainability performance indicators (KPIs) linked with goals for: (a) reducing greenhouse gas (GHG) emissions intensity, and (b) increasing the representation of women in leadership positions within the Company. This credit line aims to fund the Cerrado Project.
On December 14, 2023, the Company obtained an additional credit, known as “B-Loan Tranche 2”, a syndicated loan in the amount of US$195,000 (equivalent to R$953,784) at the cost of Term SOFR + 1.80% p.a. and a total term of eight years, with a grace period of six years for the principal. As of December 31, 2023, the amount had not yet been used.
18.7.3.Advance of exchange contract (“ACC”)
On May 19, 2023, the Company raised US$100,000 (equivalent to R$481,920) from BNP Paribas at a pre-fixed rate of 6.00% in US dollars, with maturity in May 2024.
On June 21, 2023, the Company raised US$35,000 (equivalent to R$168,672) from BNP Paribas at a pre-fixed rate of 6.52% in US dollars, with maturity in June 2024.
18.7.4.Debentures
On June 29, 2023, the Company issued common debentures, non-convertible into shares, unsecured, in two series, which were object of a public offer in the amount of R$1,000,000.
The debenture consists of two parts: (i) an amount of R$500,000 at a cost of IPCA + 6.0188% p.a. and a total term of seven years, with a single maturity on June 15, 2030; and (ii) an amount of R$500,000 at a cost of IPCA + 6.2477% p.a. and a total term of ten years, with a single maturity on July 15, 2033.
On September 18, 2023, the Company issued common debentures, not-convertible into shares, unsecured, in a single serie, which were subject of a public offer for distribution in the amount of R$2,000,000, with a rate corresponding to IPCA + 6.1889% p.a. with a term of 15 years, due on September 15, 2038.
18.7.5.Rural Credit Note
On August 9, 2023, the Company raised a rural credit note from Banco Safra in the amount of R$2,000,000 with a post-fixed rate of CDI + 1.25% p.a. with final maturity in August 2030.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
18.7.6.Export Prepayment
On August 25, 2023, the Company raised an export prepayment with the bank JP Morgan in the amount of US$150,961 (equivalent to R$736,266), at a rate floating in Term SOFR 6M + 1.93% p.a., with final maturity in January 2029.
18.8.Significant transactions settled during the year
On June 22, 2023, the Company settled a CRA contract in the amount of R$685,239 (principal and interest), with an original maturity in June 2023 and a cost of IPCA + 5.9844% p.a.
On August 9, 2023, the Company settled, in advance, a rural credit note and two export credit notes, with Banco Safra, in the total amount of R$1,616,500 (principal and interest). The original debt maturities were in June and August 2026, and the rates were between CDI + 0.99% p.a. and CDI + 1.03% p.a.
On August 15, 2023, the Company settled a CRA contract, in the amount of R$561,502 (principal and interest), with original maturity in August 2023 and at the cost of IPCA + 5.9844% p.a.
On August 25, 2023, the Company settled, in advance, an export prepayment, with JP Morgan bank, in the total amount of US$118,653 (equivalent to R$587,333 (principal and interest)). The original maturity of the debt was in June 2024 with a pre-fixed rate in reais of 7.70% p.a.
On December 14, 2023, the Company settled a CRA contract, in the amount of R$741,228 (principal and interest), with original maturity in December 2023 and at the cost of IPCA + 6.1346% p.a.
19.    LEASES
19.1.Right of use
The balances rolled forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total

Balance as of December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023
Additions/updates	849,996	66,821	61,647		4,216	982,680
Depreciation (1)	(360,225)	(40,732)	(64,301)	(124,890)	(2,303)	(592,451)
Write-offs (2)	(75,026)					(75,026)
Balance as of December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226
Additions/updates	496,236	206,847	101,124		9,702	813,909
Depreciation (1)	(386,436)	(134,587)	(59,448)	(124,890)	(2,346)	(707,707)
Write-offs (2)	(12,658)				(6,139)	(18,797)
Balance as of December 31, 2023	3,380,298	184,813	127,432	1,498,228	5,860	5,196,631

(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.
For the year ended December 31, 2023 and 2022, the Company does not have commitments to lease agreements not yet in force.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
19.2.Lease liabilities
The balance of lease payables on December 31, 2023, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate – % p.a. (1)	Maturity (2)	Present value of liabilities

Lands and farms	12.52	September, 2051	3,711,023
Machinery and equipment	11.43	April, 2035	259,482
Buildings	10.84	December, 2033	122,066
Ships and boats	11.39	February, 2039	2,145,682
Vehicles	11.29	November, 2028	5,529
			6,243,782

(1)To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.
(2)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.
The balances rolled forward are set out below:

	December 31, 2023	December 31, 2022

Opening balance	6,182,530	5,893,194
Additions	813,909	982,680
Write-offs	(18,797)	(75,026)
Payments	(1,218,399)	(1,044,119)
Accrual of financial charges (1)	664,651	612,042
Exchange rate variations	(180,112)	(186,241)
Closing balance	6,243,782	6,182,530

Current	753,399	672,174
Non-current	5,490,383	5,510,356

(1)On December 31, 2023, the amount of R$223,055 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$178,429 as of December 31, 2022).
The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
19.2.1.Amounts recognized in the statement of income for the year
The amounts recognized are set out below:

	December 31, 2023	December 31, 2022

Expenses relating to short-term assets	8,005	6,836
Expenses relating to low-value assets	2,611	1,580
	10,616	8,416
20.    PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these consolidated financial statements, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:
20.1.Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

	December 31, 2023
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total

Provision balance at the beginning of the year	419,915	255,805	118,729	2,645,705	3,440,154
Payments	(1,717)	(37,172)	(3,014)		(41,903)
Reversals	(18,035)	(101,375)	(11,337)	(490,160)	(620,907)
Additions	37,656	211,690	21,335		270,681
Monetary adjustment	31,020	20,110	13,722		64,852
Provision balance	468,839	349,058	139,435	2,155,545	3,112,877
Judicial deposits	(154,469)	(82,305)	(15,694)		(252,468)
Provision balance at the end of the year	314,370	266,753	123,741	2,155,545	2,860,409

(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,015,075 and civil lawsuits in the amount of R$140,470, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement. The amount of R$372,541 refers to the penalty cancellation of the contingent liability assumed on the business combination with Fibria, described in note 20.2.1(i).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022

	December 31, 2022
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total

Provision balance at the beginning of the year	477,096	178,925	82,592	2,694,541	3,433,154
Payments	(14,948)	(44,516)	(20,497)		(79,961)
Reversals	(71,446)	(53,211)	(15,577)	(48,836)	(189,070)
Additions	14,036	157,562	56,834		228,432
Monetary adjustment	15,177	17,045	15,377		47,599
Provision balance	419,915	255,805	118,729	2,645,705	3,440,154
Judicial deposits	(149,951)	(12,270)	(21,623)		(183,844)
Provision balance at the end of the year	269,964	243,535	97,106	2,645,705	3,256,310

(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood and/or due to settlement.
20.1.1.Tax and social security
On December 31, 2023, the Company has 32 (thirty-two) (31 (thirty-one) as of December 31, 2022) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.
20.1.2.Labor
On December 31, 2023, the Company has 1,241 (one thousand, two hundred forty-one) (1,117 (one thousand, one hundred and seventeen) as of December 31, 2022) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.
20.1.3.Civil, environment and real estate
On December 31, 2023, the Company has 76 (seventy-six) (66 (sixty-six) as of December 31, 2022) civil, environmental and real estate proceedings.
The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
20.2.Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	December 31, 2023	December 31, 2022

Taxes and social security (1)	9,775,068	8,201,246
Labor	194,883	321,428
Civil and environmental (1)	4,462,964	4,414,877
	14,432,915	12,937,551

(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,135,869 (R$2,614,518 as of December 31, 2022), which were recorded at fair value resulting from business combinations with Fibria as presented in Note 20.1. above.
20.2.1.Tax and social securities
For the year ended December 31, 2023, the Company had 733 (seven hundred and thirty-three) (766 (seven hundred and sixty-six) as of December 31, 2022) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$9,775,068 (R$8,201,246 as of December 31, 2022) for which no provision was recorded.
The other tax and social security lawsuits refer to various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, Withholding Income Tax (“IRRF”), PIS and COFINS, mainly due to differences of interpretation regarding the applicable tax rules and information provided in the accessory obligations.
The most relevant tax cases are set forth below:
(i)Income tax assessment - IRPJ/CSLL - Swaps of industrial and forestry assets: in December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, the closing date of the transaction, when the Company executed an agreement with International Paper regarding a swap of industrial and forestry assets.
On January 19, 2016, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais – “CARF”) rejected, as per the casting vote of the CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and, due to the impossibility of a new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The lawsuit was judged in a favorable manner to the Company's interests and the appeal of the National Treasury is currently awaiting judgment at the lower court. In December 2023, in view of the terms of article 25, § 9ºA, of Law No. 14,689/23, the Active Debt Certificates were rectified in order to definitively cancel the amounts related to the tax assessment penalty and its charges. On the opinion of the Company and its external legal advisors the probability of loss in this case is possible, except for the provisioning of the amount equivalent to the contingent liability assumed arising from the business combination. In the year ended December 31, 2023 the estimated amount of the possible exposure is R$1,630,537 (R$2,505,970 as of December 31, 2022).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
(ii)Income tax assessment - IRPJ/CSLL: This is an administrative proceeding initiated in October 2023, arising from IRPJ and CSLL infraction notices drawn up against Suzano S.A., in relation to the calendar year 2019. Imputed infractions regarding (i) non-deductible expenses; (ii) improper deduction of operating expenses; (iii) profits earned by the subsidiaries abroad; (iv) goodwill amortization; (v) lack of addition of bonus paid to directors to the CSLL calculation basis, and (vi) tax loss and negative CSLL basis. The Company filed an administrative objection, currently pending judgment at the first administrative level.
In the year ending December 31, 2023, the total amount of the possible exposure is R$845,164.
(iii)Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses – 2010. In December 2015, the Company received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by the Company in the calculation of the income tax expense. We presented administrative appeals within the legal period, which were judged partially valid. The decision was subject to a voluntary recourse, presented by the Company in November 2017. The judgment was converted into a due diligence, and currently, the Company is waiting for the completion of the due diligence. In the year ended December 31, 2023 the total amount of the possible exposure is R$827,186 (R$777,362 as of December 31, 2022).
(iv)Tax Assessment - Corporate Income Tax and Social Contribution: on October 5, 2020, the Company was notified of the tax assessment issued by the Brazilian Internal Revenue Service claiming the payment of Corporate Income Tax and Social Contribution, resulting from the remeasurement of the profit of its subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. Besides the Company, the Statutory Executive Officers (“Officers”) of Suzano Trading were also included as co-defendants. The Company, based on the opinion of its legal advisors, considered the risk of loss as possible with reference to the Company and, with reference to the Officers, also possible but with a higher chance of winning (possible to remote). The Company presented the administrative defense and, currently, through Resolution No.104000033, the judgment was converted into a diligence, which is awaiting the beginning. In the year ended December 31, 2023 the total amount of the possible exposure is R$563,723 (R$516,433 as of December 31, 2022).
(v)PIS/COFINS – Goods and services – 2009 to 2011: in December 2013, the Company was assessed by the Brazilian Federal Revenue Service demanding the collection of PIS and COFINS credits which were disallowed because they are not allegedly linked to its operating activities. In the first instance, the objection filed by the Company was dismissed. After the Voluntary Appeal was filed, it was partially obtained in April 2016. Following this decision, the National Treasury filed a Special Appeal to the Superior Chamber, which is still pending judgment and the Company filed a Statement of Appeal, which was partially accepted. The total amount of the possible exposure in December 31, 2023 is R$190,875 (R$180,219 as of December 31, 2022).
(vi)Tax assessment - taxation on a universal basis - year 2015: on November 3, 2020, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax for the calendar year 2015, due to the failure to include in the calculation the taxable income and social contribution the profits earned by the subsidiaries abroad. The Company, based on the legal advisors, considered the risk of loss as possible. The Company presented the administrative defense. At the lower court, the objection filed by the Company was partially upheld. Thus, in view of the decision, a Voluntary Appeal was filed, which is currently pending judgment. In the year ended December 31, 2023 the total amount of exposure is R$176,917 (R$163,059 as of December 31, 2022).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
(vii)Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): in 2002 the Company’s request was granted by the Brazilian Federal Revenue Service (“Receita Federal do Brasil”) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz facilities A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions were approved by SUDENE.
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
The contingency is being discussed in the judicial sphere. Currently awaiting publication of the decision that dismissed the Motion for Clarification. In the year ended December 31, 2023 the total amount of the possible exposure is R$143,912 (R$136,733 as of December 31, 2022).
(viii)    Offsetting - IRRF - period 2000: the Company filed a lawsuit for the offsetting of IRRF credits measured in the year ended December 31, 2000, with debts owed to the Brazilian Federal Revenue Service. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. Following this decision, the Company filed a Voluntary Appeal with CARF, and the judgment was converted into a diligence. Currently, we are waiting for the start of the due diligence. In the year ended December 31, 2023 the total amount of the possible exposure is R$120,871 (R$116,105 as of December 31, 2022).
(ix)    IRPJ/CSLL - partial approval: the Company requested approval to offset tax losses for the year 1997 with amounts owed to the tax authorities. The authorities approved in March 2009, only R$83,000, which generated a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits discussed at the administrative level following a favorable decision from CARF in August 2019, which granted the Voluntary Appeal filed by the Company. For the remaining credit, the Company has appealed the rejection of the tax credits and obtained a partially favorable decision, and the final decision is currently under discussion in the judicial level. Shortly afterwards, an appeal was filed, which was judged in session, determining the conversion of the done in diligence. In the year ended December 31, 2023, the total amount of the possible exposure is R$117,130 (R$111,775 as of December 31, 2022).
(x)    Income tax assessment - IRPJ/CSLL: Administrative process requiring the collection of IRPJ and CSLL for the 2015 calendar year. Infractions are alleged regarding (i) transfer pricing; and (ii) non-deductible expenses. The Company filed an objection in January 2020, which was partially upheld. The Voluntary Appeal presented by the Company is currently awaiting judgment. In the year ended December 31, 2023, the total amount of the possible exposure is R$106,477 (R$97,515 as of December 31, 2022).
(xi)    Income tax assessment - IRPJ/CSLL: This is a Decision Order that partially approved the compensation carried out by the Company, due to the use of credits arising from Negative Balance, arising from withholding at source, calculated in the period of January 2016 to December 2016. The Company filed an administrative objection, currently pending judgment at the first administrative level. In the year ended December 31, 2023, the total amount of the possible exposure is R$102,496 (R$93,232 as of December 31, 2022).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
20.2.2.Labor
On December 31, 2023, the Company was a defendant in 1,034 (one thousand thirty-four) labor lawsuits, totaling R$194,883 (1,248 (one thousand, two hundred and forty-eight) labor lawsuits, totaling R$321,428 as of December 31, 2022).
The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.
20.2.3.Civil, environmental and real estate
On December 31, 2023, the Company was a defendant in approximately 219 (two hundred and nineteen) civil, environmental and real estate lawsuits, totaling R$4,462,964 (221 (two hundred and twenty-one) lawsuits totaling R$4,414,877 as of December 31, 2022).
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
The most relevant civil cases are set forth below:
(i)We are involved in 2 (two) Public Civil Claims (“Ação Civil Pública”) filed by the Federal Public Prosecution Office, requesting: (i) a preliminary injunction to prohibit the Company’s trucks from transporting wood in federal highways above legal weight restrictions; (ii) an increase in the fines for cases of overweight loads; and (iii) compensation for damages allegedly caused to federal highways, the environment and the economic order, and compensation for moral damages. One of the Claims was ruled partially against the Company. Suzano presented an appeal to the Court of Appeals, requesting interim relief to stay the effects of such ruling until a final decision is reached. The other ACP was dismissed and an appeal is pending. In September 2021, both were suspended by decision of the STJ to evaluate the points of discussion in the form of a repetitive appeal. Not yet scheduled for judgment.
(ii)The Company also sued a competitor from the midwest region due to the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the merged subsidiary Fibria. The prohibition against the cultivation of this biological asset by the competitor is protected by an injunction still in force, which was confirmed in a sentence favorable to the Company, and, currently, the procedure for liquidating the sentence by the Company has been initiated. It should be noted that, even before the said sentence, the competitor handled an action to cancel the registration of the cultivar, but, so far, there has been no decision in this process capable of restricting the Company’s right.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
(iii)In November 2020, a maritime logistics provider initiated an arbitration proceeding against the Company following the early termination of the contract. The counterparty pleads the execution of a put option clause (imposing the ownership and acquisition of barges) supposedly provided for in the contract as a penalty for early termination, as well as for the payment of alleged losses and damages suffered as a result of the termination. Suzano, in turn, claims that the put option is not due and, even if it had been due, the put option clause is abusive within the economic relationship under the contract. The demand was judged partially valid and the parties decided to enter into an agreement, which had already been approved on September 11, 2023 by the Arbitration Court, bringing this arbitration to an end.
(iv)The Company is still a defendant in 2 (“two”) ACPs, filed in 2015 by the Federal Public Ministry (“MPF”) and the National Institute for Colonization and Agricultural Reform (“INCRA”) against the merged subsidiary Fibria, from the State of Espírito Santo and BNDES, aiming at nullifying some property titles granted by the State to the Company in the municipalities of Conceição da Barra and São Mateus. The decisions, issued by the judge of the 1st instance of Federal Justice, declare the these titles invalid and demanded the return of these properties to the State. The decisions rendered are not final, and the Company has filed appropriate appeals for the reversal of this decision in the 2nd instance. It is important to highlight that the properties whose titles were discussed in the ACPs add up to a total of approximately 10,500 hectares, and of this total, according to Suzano’s best information, only approximately 4,000 hectares are included in the demarcation procedures initiated by INCRA in favor of quilombola communities in the region. None of these demarcation procedures has been finalized. Suzano is the legitimate owner of the properties under discussion, and will continue to discuss the matter in court, in order to prove in court the legality of the acquisitions made at the time of acquisition.
(v)Among the environmental lawsuits, 1 (“one”) ACPs filed by the MPF in the northeast region of Brazil stand out, challenging the jurisdiction of the state environmental agency to grant environmental licenses. The MPF alleges that the environmental licensing procedures related to our industrial plant in the state of Maranhão must be carried out by the Federal Environment Agency (“IBAMA”). The risks involved are delays to the Company’s planting schedule, and the suspension of activities at the Maranhão industrial unit until a new license is issued. We believe that there are good chances of defense in this case, since IBAMA does not recognize that it has the competence to execute the licensing process, and there is no clear legal basis to support such jurisdiction.
(vi)In addition, the Company are involved in 1 (“one”) ACP filed by the MPF regarding the negative impacts of operations in the Baixo Parnaíba Region. The MPF claims that the occupation of these areas caused socio-environmental impacts in eastern Maranhão. Currently, the action is in the preparatory phase, with the beginning of the expert procedures. The Company believes that there is a remote chance of loss in this case, since the report used to support the requests was made unilaterally, and will be questioned during the expert investigation.
21.    EMPLOYEE BENEFIT PLANS
The Company offers supplementary pension plans and defined benefit plans, such as medical assistance and life insurance, as set forth below:

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
21.1.Pension plan
The Company has current supplementary retirement plans, as disclosed below.
21.2.1.Pension plan – Suzano Prev
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
From August 2020, employees who have a salary lower than 10 URS will be able to invest 0.5% or 1.0% of their nominal salary, and the Company will monitor the employee’s contributions. The employee can choose to invest up to 12% of their salary in the Suzano Prev pension plan, and the excess of Basic Contribution 1 or 2 may be invested in the supplementary contribution, where there is no counter-entry from the Company, and the employee must consider the two contributions within the limit of 12% of the salary.
Access to the balance constituted by the Company’s contributions only occurs upon dismissal, and is directly related to the length of the employment relationship.
Contributions made by the Company for the year ended December 31, 2023 totaled R$18,342 recognized under employee benefits (R$15,248 as of December 31, 2022, including the balance from Fundação Senador José Ermírio de Moraes – Funsejem, terminated in July 2020).
The Company offers the following post-employment benefits in addition to the pension plans, which are measured based on actuarial calculations and recognized in the financial statement, as detailed below.
21.2.Defined benefits plan
The Company offers the following post-employment benefits in addition to the pension plans, which are measured based on actuarial calculations and recognized in the financial statement, as detailed below.
21.2.1.Medical assistance
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
21.2.2.Life insurance
The Company offers the life insurance benefit to the group of former employees who retired up to 2005 at the Suzano and São Paulo administrative offices, and did not opt for the supplementary retirement plan.
The main actuarial risks are: (i) lower interest rates; and (ii) higher than expected mortality.
21.2.3.Roll-forward of actuarial liability
The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	December 31, 2023	December 31, 2022

Opening balance	691,424	675,158
Interest on actuarial liabilities	67,272	58,420
Current service cost	1,959	838
Actuarial loss – experience	57,765	74,794
Actuarial loss (gain) – financial assumptions	70,762	(62,563)
Exchange rate variations		(577)
Benefits paid directly by entity	(55,499)	(54,646)
Closing balance	833,683	691,424
21.2.4.Economic actuarial assumptions and biometric data
The main economic actuarial assumptions and biometric data used in the actuarial calculations are set forth below:

	December 31, 2023			December 31, 2022

Economic
Nominal discount rate – medical assistance and life insurance		9.14%	p.a.		10.07%	p.a.
Medical cost growth rate		6.86%	p.a.		6.86%	p.a.
Nominal inflation		3.50%	p.a.		3.50%	p.a.
Aging factor	0 to 24 years:	1.50%	p.a.	0 to 24 years:	1.50%	p.a.
	25 to 54 years:	2.50%	p.a.	25 to 54 years:	2.50%	p.a.
	55 to 79 years:	4.50%	p.a.	55 to 79 years:	4.50%	p.a.
	Above 80 years:	2.50%	p.a.	Above 80 years:	2.50%	p.a.
Biometric
Table of general mortality		AT-2000			AT-2000
Table of mortality of disabled persons		IAPB 57			IAPB 57
Turnover		1.00%	p.a.		1.00%	p.a.
Other
Retirement age		65 years			65 years
	Men 4 years + old			Men 4 years + old
Family composition	and 90% married			and 90% married
Permanency in the plan		100%			100%

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
21.2.5.Sensitivity analysis
The sensitivity analysis regarding the relevant assumptions of the plans show the impact on the liability balance:

Discount rate		Medical costs growth rate

+0.50%	852,688	+1.00%	896,842
21.2.6.Forecast amounts and average duration of payments of obligations
The expected benefit payments for future years (ten years), from the obligation of benefits granted and the average duration of the plan obligations are as set forth below:

Payments	Medical assistance and life insurance

2024	50,482
2025	53,893
2026	57,429
2027	61,010
2028	64,717
2029 to 2033	376,635
22.    SHARE-BASED COMPENSATION PLAN
For the year ended December 31, 2023    , the Company has 3 (three) share-based, long-term compensation plans: (i) Phantom stock option plan (“PS”); (ii) Share Appreciation Rights (“SAR”), both settled in local currency; and (iii) restricted shares, settled in shares.
The characteristics and measurement method of each plan are disclosed below.
22.1.Long term compensation plans (“PS and SAR”)
Certain executives and key members of Management have a long-term compensation plan linked to the share price, with payment in cash.
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The phantom share options will only be due if the beneficiary is an employee of the Company on the payment date. In case of termination by the employee, before the vesting period is completed, the executive will not be entitled to receive all benefits, unless otherwise established in the agreements.
The roll-forward arrangements are set out below:

	December 31, 2023	December 31, 2022	December 31, 2021
	Number of shares

Opening balance	7,583,185	5,415,754	5,772,356
Granted during of the year	3,391,581	4,152,200	1,906,343
Exercised (1)	(871,208)	(1,474,506)	(1,860,334)
Exercised due to resignation (1)	(30,800)	(175,552)	(86,196)
Abandoned/cancelled due to resignation	(344,333)	(334,711)	(316,415)
Closing balance	9,728,425	7,583,185	5,415,754

(1)The average price of the share options exercised and exercised due to termination of employment on December 31, 2023 was R$58.07 (fifty-eight reais and seven cents) (R$48.79 (forty-eight reais and seventy-nine cents) as of December 31, 2022).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
On December 31, 2023, the consolidated outstanding phantom shares option plans is as set out below:

Grant date	Fair value on grant date(1)	Quantity of outstanding options granted

04/01/2019	42.81	39,461
04/01/2020	38.50	93,619
05/01/2020	38.34	890,542
03/01/2021	57.88	545,861
04/01/2021	64.12	1,163,149
07/01/2021	67.72	8,516
08/02/2021	63.73	3,969
10/01/2021	58.05	2,524
01/17/2022	55.18	68,099
03/01/2022	56.52	794,178
04/01/2022	58.64	2,624,219
06/02/2022	55.43	3,789
08/01/2022	51.00	3,832
10/01/2022	47.71	192,605
01/09/2023	49.69	15,094
02/01/2023	50.46	1,328
03/01/2023	50.59	1,050,901
04/01/2023	48.06	2,152,208
06/01/2023	47.18	1,842
07/01/2023	44.07	20,751
07/10/2023	43.86	9,120
07/11/2023	43.82	34,231
10/01/2023	45.79	6,552
10/03/2023	48.15	2,035
		9,728,425

(1)Amounts expressed in Reais.
22.2.Restricted shares plan
The Company also offers a Restricted Shares plan based on the Company’s performance (“Restricted Shares Program”). The plan associates the quantity of restricted shares granted to the Company’s performance, which in 2023 was linked to the operating cash generation and culture, diversity and inclusion target. The quantity of the restricted stock granted is defined in financial terms, and is subsequently converted into shares based on the last 60 (sixty) stock exchange trading days on December 31, 2023 of SUZB3 at B3.
After the measurement of the target, which takes place 12 months after the execution of the contract, the restricted shares will be granted immediately (conditional on the achievement of the established goals), as they do not have to comply with the vesting period. However, the beneficiaries of the grant must comply with the lockup period of thirty-six (36) months during which they will not be able to sell the shares.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
In the event that the beneficiaries leave the Company before the end of the fiscal year for the measurement of operating cash generation, they will lose the right to the grant of restricted shares.
The position is set forth below:

Grant date	Fair value on grant date (1)	Shares Granted	Restricted year for transfer of shares

01/02/2021	51.70	111,685	01/02/2024
01/02/2022	53.81	113,161	01/02/2025
01/02/2023	52.00	101,164	01/02/2026
01/02/2023	49.58	161,355	01/02/2026
01/02/2024	53.63	105,384	01/02/2027
		592,749

(1)Amounts expressed in Reais.
22.3.Measurement assumptions
In the case of the phantom shares plans since the settlement takes place in cash, the fair values of the options are remeasured at the end of each period based on the Monte Carlo Method, which is multiplied by the Total Shareholder Return (“TSR”) during the period, which varies between 75% and 125%, depending on the performance of SUZB3 in relation to its peers in Brazil.
The restricted stock plan considers the following assumptions:
(i)The expectation of volatility was calculated for each exercise date, considering the remaining time to complete the vesting year, as well as the historical volatility of returns, using the GARCH model for calculating volatility;
(ii)The expected average life of phantom stocks and stock options was defined by the remaining term to the limit exercise date;
(iii)The expected dividends were defined based on the historical earnings per share of Suzano; and
(iv)The risk-free weighted average interest rate used was the Brazilian Reais yield curve (DI expectation) observed on the open market, which is the best comparison basis for the Brazilian market risk-free interest rate. The rate used for each exercise date changes according to the vesting year.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2021

Non-current liabilities
Provision for phantom stock plan	268,489	162,117	(154,318)	(75,542)	(94,897)
Equity
Stock options granted	26,744	20,790	(8,319)	(5,335)	(4,843)
Shares granted		(2,365)		2,365
	26,744	18,425	(8,319)	(2,970)	(4,843)
			(162,637)	(78,512)	(99,740)
23.    LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	December 31, 2023	December 31, 2022

Assets acquisitions
Vitex/Parkia (1)		1,758,365
		1,758,365
Business combinations
Facepa (2)	25,924	42,655
Vale Florestar Fundo de Investimento em Participações (“VFFIP”) (3)	161,263	261,302
	187,187	303,957
	187,187	2,062,322

Current	93,405	1,856,763
Non-current	93,782	205,559

(1)On June 22, 2022, the Company acquired all the shares of the Parkia structure companies, in the amount of US$667,000 (equivalent to R$3,444,255 on the date of execution of the agreement), upon the payment of US$330,000 (equivalent to R$1,704,054 on the date of the transaction), on June 22, 2023, the payment of the second installment in the amount of US$337,000 (equivalent to R$1,615,140 on the transaction date) was made.
(2)Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.
(3)On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, for a total amount of R$528,941 upon the payment of R$44,998, and the remainder with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US Dollar exchange rate, and partially updated by the IPCA.

24.    LONG-TERM COMMITMENTS
The Company entered into long-term take-or-pay agreements with chemicals, transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of defaults on certain essential obligations. Generally, the Company purchases the minimum amounts agreed under the agreements, and hence there is no liability recorded in the amount that is recognized each month. The total contractual obligations assumed on December 31, 2023 were equivalent to R$14,606,380 per year (R$14,875,422 at December 31, 2022).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
25.    SHAREHOLDERS’ EQUITY
25.1.Share capital
On December 31, 2023, Suzano’s share capital was R$9,269,281 divided into 1,324,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$9,235,546. The breakdown of the share capital is as set out below:

	December 31, 2023		December 31, 2022
	Quantity	(%)	Quantity	(%)

Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.76	367,612,329	27.01
Controller	196,065,636	14.81	195,064,797	14.33
Managements and related persons	32,105,783	2.42	34,102,309	2.51
Alden Fundo de Investimento em Ações	26,154,744	1.98	26,154,744	1.91
	621,938,492	46.97	622,934,179	45.76
Treasury (Note 25.5)	34,765,600	2.63	51,911,569	3.81
Other shareholders	667,413,523	50.40	686,417,836	50.43
	1,324,117,615	100.00	1,361,263,584	100.00
For the year ended December 31, 2023, SUZB3 common shares were quoted at R$55.63 (fifty-five reais and sixty-three cents) (R$48.24 (forty-eight reais and twenty-four cents)) on December 31, 2022).
25.2.Dividends and reserve calculations
The Company’s bylaws establishes that the minimum annual dividend shall be the lower of:
(i)25% of the adjusted net income for the year pursuant to Article 202 of Brazilian Law No.6,404/76; or
(ii)10% of the Company’s consolidated operating cash generation (“GCO”) for the year.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
In the year ended December 31, 2023, based on the criteria defined in the bylaws, mandatory minimum dividends were determined in accordance with item (ii) above, as set forth below:

	December, 31 2023	December, 31 2022

Accounting EBITDA	19,537,398	29,630,671
Non-recurring and/or non-cash items	(1,264,428)	(1,435,769)
Adjusted EBTIDA	18,272,970	28,194,902
Capex Maintenance (Sustain)	(6,706,367)	(5,631,234)
GCO = Adjusted EBTIDA - Capex Maintenance	11,566,603	22,563,668

Dividends (10%) - Art. 26, "c" of the Bylaws	1,156,660	2,256,367
Interest on own capital distributed and dividends (1)	1,500,000	2,350,000
Withholding income tax	(190,119)
Interest on own capital distributed in excess (2)	(153,221)
Additional dividends		(93,633)

(1)On December 31, 2023, refers to Interest on own capital (Note 1.2.7).
(2)Considering that the distribution of Interest on own capital in the year ending in 2023 exceeded the minimum mandatory dividends, the Company does not expect to propose additional dividends at the next shareholders' meeting.
25.3.Reserves
25.3.1.Capital reserve
They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemptions, reimbursements and purchases of shares.
25.3.2.Income reserves
Reserves are constituted by the allocation of the Company’s profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:
(i)Legal: measured based on 5% (five percent) of the net profit of each fiscal year as specified in Article 193 of Brazilian Law No. 6,404/76, which shall not exceed 20% (twenty percent) of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increases, and aims to ensure the integrity of the share capital. For the year ended December 31, 2023, the balance of this reserve is R$1,847,109 (R$1,404,099 as of December 31, 2022).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
(ii)Capital increase: measured on the basis of up to 90% (ninety percent) of the remaining balance of the net income for the year, limited to 80% (eighty percent) of the share capital, pursuant to the Company’s bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure the Company has adequate operating conditions. For the year ended December 31, 2023, the balance of this reserve is R$15,670,952 (R$19,732,050 as of December 31, 2022).
(iii)Special statutory: measured on the basis of up to 10% (ten percent) of the remaining balance of net income for the year, and aims to ensure the continuity of the distribution of dividends, up to the limit of 20% of the share capital. For the year ended December 31, 2023, the balance of this reserve is R$1,887,576 and (R$2,192,442 as of December 31, 2022).
(iv)Tax incentives: it is measured as specified in Article 195-A of Brazilian Law No. 6,404/76, modified by Brazilian Law No. 11,638/07 and based on a proposal by the management bodies, it will allocate the portion of net income arising from donations or government grants for investment, which are excluded from the calculation basis of the mandatory dividend. Pursuant to Article 30 of Law No. 12,973/14 and Article 19 of Decree No. 1,598/77, the Company, based on the profit for the year, constituted its tax incentive reserve, including the incentives that: (i) were absorbed by a loss; (ii) would have been recognized in previous years, if profits had been recorded; and (iii) in the current year. For the year ended December 31, 2023, the balance of this reserve is R$998,237 (R$879,278 as of at December 31, 2022).
(v)Investment reserve: constituted in accordance with article 196 of Law No. 6,404/76, modified by Law No. 11,638/07, profit retention is carried out based on a capital budget. This practice aims to meet the needs of the Company's investment plan, previously approved at the Ordinary General Meeting. In the year ended December 31, 2023, the balance of this reserve is R$14,972,324.
The next shareholders' meeting will deliberate on the accumulated income reserve balance that exceeds the limit established in the Company’s bylaws.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
25.4.Other reserves
These are changes that occur in shareholders’ equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Debenture conversion 5th issue	Actuarial loss	Exchange variation and fair value of financial assets	Exchange variation on conversion of financial statements of foreign subsidiaries	Deemed cost	Total

Balances at December 31, 2021	(45,746)	(137,191)	7,844	252,311	2,037,689	2,114,907
Actuarial loss		(7,608)				(7,608)
Loss on conversion of financial assets and fair value			(5,681)			(5,681)
Loss on conversion of financial statements and on foreign investments				(249,093)		(249,093)
Partial realization of deemed cost, net of taxes					(133,009)	(133,009)
Balances at December 31, 2022	(45,746)	(144,799)	2,163	3,218	1,904,680	1,719,516
Actuarial loss		(84,828)				(84,828)
Loss on conversion of financial assets and fair value			(865)			(865)
Gain on conversion of financial statements and on foreign investments				5,178		5,178
Partial realization of deemed cost, net of taxes					(100,705)	(100,705)
Balances at December 31, 2023	(45,746)	(229,627)	1,298	8,396	1,803,975	1,538,296
25.5.Treasury shares
In the year ended December 31, 2023, , the Company had 34,765,600 (51,911,569 as of December 31, 2022) of treasury shares, with an average cost of R$42.69 (forty-two reais and sixty-nine cents) (R$40.84 forty reais and eighty-four cents as of December 31, 2022) per share, with a historical value of R$1,484,014 (R$2,120,324 as of December 31, 2022) and the fair value corresponding to R$1,934,010 (R$2,504,214 as of December 31, 2022).
On February 28, 2023, 37,145,969 common shares were cancelled, as described in Note 1.2.5.
In the year ended December 31, 2023, the Company had repurchased 20,000,000 common shares with a total of R$880,914, at an average cost of R$44.05.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022

	Quantity	Average cost per share	Historical value	Market value

Balances at December 31, 2021	12,042,004	18.13	218,265	656,530
Exercised	(130,435)	18.13	(2,365)	(8,156)
Repurchase	40,000,000	47.61	1,904,424	1,904,424
Balances at December 31, 2022	51,911,569	40.84	2,120,324	2,504,214
Repurchase	20,000,000	44.05	880,914	880,914
Canceled	(37,145,969)	40.84	(1,517,224)	(1,570,532)
Balances at December 31, 2023	34,765,600	42.69	1,484,014	1,934,010
25.6.Distribution of results

	Limit on share capital%	Distribution of results		Reserve balances
		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Realization of deemed cost, net of taxes		(100,705)	(133,009)
Tax incentive reserve		118,959	66,871	998,237	879,278
Legal reserve	20%	443,010	1,169,080	1,847,109	1,404,099
Capital increase reserve	80%	10,911,226	17,937,885	15,670,952	19,732,050
Special statutory reserve	20%	1,212,358	1,993,098	1,887,576	2,192,442
Investment reserve				14,972,324
Capital reserve				26,744	18,425
Unclaimed dividends forfeited			(2,308)
Proposed minimum mandatory dividends			2,256,367
Proposed additional dividend			93,633
Interest on own capital		1,500,000
		14,084,848	23,381,617	35,402,942	24,226,294
26.    EARNINGS PER SHARE
26.1.Basic
The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	December 31, 2023	December 31, 2022	December 31, 2021

Resulted of the year attributable to controlling shareholders	14,084,848	23,381,617	8,626,386
Weighted average number of shares in the year – in thousands	1,330,020	1,361,264	1,361,264
Weighted average treasury shares – in thousands	(32,827)	(31,043)	(12,042)
Weighted average number of outstanding shares – in thousands	1,297,193	1,330,221	1,349,222
Basic earnings (loss) per common share – R$	10.85794	17.57724	6.39360

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
26.2.Diluted
The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	December 31, 2023	December 31, 2022	December 31, 2021

Resulted of the year attributed to controlling shareholders	14,084,848	23,381,617	8,626,386
Weighted average number of shares during the year (except treasury shares) – in thousands	1,297,193	1,330,221	1,349,222
Average number of potential shares (stock options) - in thousands	487	317	327
Weighted average number of shares (diluted) – in thousands	1,297,680	1,330,538	1,349,549
Diluted earnings (loss) per common share – R$	10.85387	17.57305	6.39205

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
27.    NET FINANCIAL RESULT

	December 31, 2023	December 31, 2022	December 31, 2021

Financial expenses
Interest on loans, financing and debentures (1)	(3,636,730)	(3,648,330)	(3,188,654)
Early settlement premium expenses			(260,289)
Amortization of transaction costs (2)	(67,353)	(69,881)	(107,239)
Interest expenses on lease liabilities (3)	(441,596)	(433,613)	(560,619)
Amortization of fair value adjustments		(18,887)	(5,543)
Other	(513,483)	(419,659)	(98,957)
	(4,659,162)	(4,590,370)	(4,221,301)
Financial income
Cash and cash equivalents and marketable securities	1,668,408	818,780	205,574
Amortization of fair value adjustments to business combinations			9,110
Other	157,241	148,230	57,872
	1,825,649	967,010	272,556
Results from derivative financial instruments
Income	10,149,730	11,969,288	5,582,352
Expenses	(4,623,016)	(5,207,721)	(7,180,014)
	5,526,714	6,761,567	(1,597,662)
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	4,185,675	3,949,020	(4,847,320)
Leases	180,112	186,241	(194,415)
Other assets and liabilities (3)	(1,278,060)	(840,668)	1,240,908
	3,087,727	3,294,593	(3,800,827)
Net financial result	5,780,928	6,432,800	(9,347,234)

(1)Excludes R$1,160,364 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the year ended December 31, 2023 (R$359,407 as of December 31, 2022).
(2)Includes expense of R$19 arising from transaction costs on loans and financing that were recognized directly in the statement of income (R$232 as of December 31, 2022).
(3)Includes R$223,055 referring to the reclassification to the biological assets item for the composition of the formation cost (R$178,429 as of December 31, 2022).
(4)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
28.    NET SALES

	December 31, 2023	December 31, 2022	December 31, 2021

Gross sales	47,601,020	59,550,424	48,479,827
Sales deductions
Returns and cancellations	(155,950)	(91,291)	(69,764)
Discounts and rebates	(5,526,032)	(7,459,520)	(5,717,412)
	41,919,038	51,999,613	42,692,651
Taxes on sales	(2,163,463)	(2,168,667)	(1,727,220)
Net sales	39,755,575	49,830,946	40,965,431
29.    SEGMENT INFORMATION
29.1.Criteria for identifying operating segments
The Board of Directors and Board of Statutory Executive Officers evaluates the performance of the Company’s business segments through EBITDA.
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

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
29.2.Information of operating segments

	December 31, 2023
	Pulp	Paper	Total

Net sales	30,677,265	9,078,310	39,755,575
Domestic market (Brazil)	2,144,199	6,719,093	8,863,292
Foreign markets	28,533,066	2,359,217	30,892,283
Asia	13,588,032	72,133	13,660,165
Europe	8,701,141	302,131	9,003,272
North America	5,682,010	476,429	6,158,439
South and Central America	558,601	1,437,181	1,995,782
Africa	3,282	71,343	74,625
EBITDA	16,052,028	3,485,370	19,537,398
Depreciation, depletion and amortization			(7,321,110)
Operating profit before net financial income (“EBIT”) (1)			12,216,288
EBITDA margin (%)	52.33%	38.39%	49.14%

(1)(“Earnings before interest and tax”).

	December 31, 2022
	Pulp	Paper	Total

Net sales	41,384,322	8,446,624	49,830,946
Domestic market (Brazil)	2,665,746	5,858,892	8,524,638
Foreign markets	38,718,576	2,587,732	41,306,308
Asia	18,294,046	4,059	18,298,105
Europe	12,768,321	325,503	13,093,824
North America	7,055,625	608,734	7,664,359
South and Central America	592,360	1,641,277	2,233,637
Africa	8,224	8,159	16,383
EBITDA	26,098,309	3,532,362	29,630,671
Depreciation, depletion and amortization			(7,407,890)
Operating profit before net financial income (“EBIT”) (1)			22,222,781
EBITDA margin (%)	63.06%	41.82%	59.46%

(1)(“Earnings before interest and tax”).

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022

	December 31, 2021
	Pulp	Paper	Total

Net sales	34,715,208	6,250,223	40,965,431
Domestic market (Brazil)	2,338,810	4,380,585	6,719,395
Foreign markets	32,376,398	1,869,638	34,246,036
Asia	15,952,786	43,961	15,996,747
Europe	10,477,292	318,666	10,795,958
North America	5,694,273	424,909	6,119,182
South and Central America	233,061	1,026,247	1,259,308
Africa	18,986	55,855	74,841
EBITDA	22,735,409	2,486,445	25,221,854
Depreciation, depletion and amortization			(7,041,663)
Operating profit before net financial income (“EBIT”) (1)			18,180,191
EBITDA margin (%)	65.49%	39.78%	61.57%

(1)(“Earnings before interest and tax”).
29.3.Net sales by product

Products	December 31, 2023	December 31, 2022	December 31, 2021

Market pulp (1)	30,677,265	41,384,322	34,715,208
Printing and writing paper (2)	7,567,320	6,912,984	5,107,960
Paperboard	1,417,075	1,421,338	1,091,588
Other	93,915	112,302	50,675
	39,755,575	49,830,946	40,965,431

(1)Net sales of fluff pulp represent approximately 0.78% of total net sales, and therefore were included in market pulp net sales. (0.80% as of December 31, 2022).
(2)Net sales of tissue represent approximately 5.14% of total net sales, and therefore were included in printing and writing paper net sales. (2.3% as of December 31, 2022).
With regard to the foreign market revenues of the pulp operating segment, China and the USA are the main countries in terms of net revenue, 41.36% and 15.32%, respectively, for the year ended December 31, 2023 (China and the USA represented 42.12% and 14.08%, respectively, on December 31, 2022).
With regard to the foreign market revenues of the paper operating segment, Argentina and the USA, are the main countries in relation to net revenue, representing 23.68% and 19.49%, respectively, for the year ended December 31, 2023 (USA, Peru and Argentina represented 23.49%, 9.04% and 19.81% respectively, on December 31, 2022).
There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2023 and December 31, 2022.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
29.4.Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company’s cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	December 31, 2023	December 31, 2022

Pulp	7,897,051	7,897,051
Paper	290,191	119,332
	8,187,242	8,016,383

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
30.    INCOME (EXPENSES) BY NATURE

	December 31, 2023	December 31, 2022	December 31, 2021

Cost of sales
Personnel expenses	(1,450,428)	(1,467,896)	(1,174,460)
Costs of raw materials, materials and services	(10,981,883)	(11,463,862)	(8,731,670)
Logistics costs	(4,341,369)	(4,795,161)	(4,328,046)
Depreciation, depletion and amortization	(6,718,474)	(6,406,610)	(5,988,248)
Other (1)	(1,584,521)	(687,759)	(393,164)
	(25,076,675)	(24,821,288)	(20,615,588)
Selling expenses
Personnel expenses	(281,673)	(244,681)	(219,590)
Services	(173,494)	(146,184)	(121,568)
Logistics costs	(1,067,031)	(1,065,416)	(947,551)
Depreciation and amortization	(952,033)	(951,626)	(944,361)
Other (2)	(122,146)	(75,287)	(58,652)
	(2,596,377)	(2,483,194)	(2,291,722)

General and administrative expenses
Personnel expenses	(1,172,538)	(1,039,733)	(984,513)
Services	(406,001)	(378,986)	(330,727)
Depreciation and amortization	(118,771)	(101,764)	(103,867)
Other (3)	(225,918)	(189,284)	(158,802)
	(1,923,228)	(1,709,767)	(1,577,909)

Other operating (expenses) income net
Rents and leases	3,971	2,164	3,321
Results from sales of other products, net	79,046	58,880	31,865
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(331,285)	(509)	413,052
Result from fair value adjustments of biological assets	1,989,831	1,199,759	763,091
Depletion, amortization and other PPA realizations (4)	468,168	52,110	(5,187)
Tax credits - gains in tax lawsuits (exclusion of ICMS from the PIS/COFINS calculation basis)		(1,324)	441,880
Provision for judicial liabilities	(167,563)	(156,243)
Other operating income (expenses), net	34,204	(33,121)	45
	2,076,372	1,121,716	1,648,067

(1)Includes R$650,592 related to maintenance downtime, costing (R$525,882 as of December 31, 2022).
(2)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(3)Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.
(4)Refers, substantially, to the write-off of contingent liabilities assumed in Fibria's PPA as disclosed in note 20.1.

Suzano S.A. Explanatory notes to the consolidated financial statements Year ended December 31, 2023 and 2022
31.    INSURANCE COVERAGE
The Company has insurance coverage for operational risks, with a maximum coverage of US$1,000,000 corresponding to R$4,841,300. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$96,826 as of December 31, 2023.
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
The Company has a domestic transportation insurance policy with a maximum coverage of R$60,000 and international policy in the amount of US$75,000 corresponding to R$363,098, effective through May 2024, and renewable for an additional 18 months.
In addition, it has insurance coverage for civil responsibility of Directors and Executives (“D&O”) at amounts considered adequate by Management.
The assessment of the sufficiency of insurance coverage is not part of the scope of the examination of the financial statements by the independent auditors.
32.    EVENT AFTER THE REPORTING PERIOD
32.1.Cancellation of shares and new share buyback program
On January 26, 2024, the Board of Directors approved the cancellation of 20,000,000 common shares, with an average cost of R$42.69 (forty-two reais and sixty-nine cents) per share, in the amount of R$853,725, which were held in treasury, without changing the share capital and against the balances of retained earnings reserves available. After the cancellation of the shares, the share capital of R$9,269,281 is divided into 1,304,117,615 common shares, all nominative, book-entry and with no par value.
The Company decided on a new share buyback program, in which it may acquire up to a maximum of 40,000,000 (forty million) common shares of its own issue with a maximum period of 18 (eighteen) months.

Suzano S.A.
OPINION OF THE FISCAL COUNCIL
Dear Shareholders,
The members of the Fiscal Council of Suzano S.A. (“Company”), at a meeting that began on February 26, 2024 and ended on February 28, 2024, in exercise of its legal and statutory functions, examined the Management Report and the Individual and Consolidated financial statements of the Company and their respective Explanatory Notes, all related to the year ended December 31, 2023, accompanied by the report by PricewaterhouseCoopers Auditores Independentes Ltda., issued without qualifications, and having found these documents in accordance with the applicable legal requirements, opined in favor of their approval by the General Meeting.
São Paulo, February 28, 2024.
Rubens Barletta
Member
Luiz Augusto Marques Paes
Member
Eraldo Soares Peçanha
Member

Suzano S.A.
SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE (“CAE”)
About the Committee
The CAE of Suzano S.A. (“Company”) is a statutory body set up in permanent operation established in April 2019, according to the best practices of corporate governance.
According to its Internal Regulations and the Company's Bylaws, the CAE will function on a permanent basis, will report to the Board of Directors and will be composed of at least 3 (three) and at most 5 (five) members, elected by the Company’s Board of Directors of the, and: (i) at least one of the CAE members must also be an independent member of the Board; (ii) at least one of the members of the CAE has proven financial literacy ("financial literacy"), as established in these Bylaws and in the applicable legislation (especially in Section 10A of the "Securities Exchange Act of 1934" and respective rules) and in the rules issued by Organs regulatory bodies of the capital markets and stock exchanges on which the Company's securities are listed; (iii) all members meet the requirements set forth in Article 147 of Law No. 6,404/76.
Currently, the CAE is composed of 4 (four) members with a 2 (two) year term, the last election being held on May 4, 2022, that is, all members have a term valid until the first meeting of the Board of Directors to be held after the Company’s General Meeting that deliberates on the accounts for the fiscal year to end on December 31, 2023. The majority of members is independent. Among the CAE members, Ms. Ana Paula Pessoa, acts as coordinator and also a member of the Company's Board of Directors, together with Mr. Paulo Rogerio Caffarelli, also member of the Board of Directors, Mr. Carlos Biedermann, as financial specialist and Mr. Marcelo Moses de Oliveira Lyrio.
In accordance with its Internal Regulations, the CAE is responsible, among other functions, to review, supervise and ensure (i) the quality and integrity of the Company's quarterly financial information, interim financial statements and financial statements (ii) compliance with legal and regulatory requirements (iii) evaluate, together with the independent auditors, the critical accounting policies and practices adopted by the Company (iv) evaluate and recommend to the Board of Directors the Company’s Authority Policy and (v) the performance, independence and quality of the work of the independent audit companies and the internal audit and (vi) quality and effectiveness of the internal control system and risk management. CAE's assessments are based on information received from management, independent auditors, internal auditors, those responsible for risk management and internal controls, managers of the complaint and ombudsman channels and in their own analysis resulting from direct observation.
PricewaterhouseCoopers Auditores Independentes Ltda. is the company responsible for auditing the financial statements in accordance with standards issued by the Federal Accounting Council (“CFC”) and certain specific requirements of the Brazilian Securities Exchange Commission (“CVM”). The independent auditors are also responsible for the special review of the quarterly reports (“ITRs”) filed with the CVM. The independent auditors' report reflects the results of their verifications and presents their opinion regarding the reliability of the financial statements for the year in relation to the accounting principles arising from the CFC in accordance with the standards issued by the International Accounting Standard Board (“IASB”), CVM rules and Brazilian corporate law. For the year ended December 31, 2023, the independent auditors issued a report said on February 28, 2024, without qualifications.
The internal audit work is performed by its own team. CAE is responsible for recommending acceptance or rejection of the annual internal audit plan, which is subsequently approved by the Board of Directors, that implementation is monitored and guided by the Internal Audit Officer, directly linked to the Board of Directors and is also responsible for reviewing the structure organizational and qualifications of the members of the Internal Audit, and results achieved in the development of their functions. Furthermore, CAE develops its activities widely and independent manner, observing, mainly, the coverage of areas, processes and activities that present the most sensitive risks to the operation and the most significant impacts in the implementation of the Company's strategy.

Suzano S.A.
Issues discussed by the CAE
The CAE met 10 (ten) times, 7 (seven) ordinarily and 3 (three) extraordinarily from February 2023 to February 2024. Among the activities performed during the year, it highlights the following:
(i)individual meetings with Internal Audit and External Audit to monitor the main issues related to the work of the current year, maintaining independence and reinforcing the transparency of the process;
(ii)individual agendas with the CEO and CFO and other administrators for alignment and monitoring of strategic issues for the committee;
(iii)approval and monitoring of the Annual Work Program of Internal Audit and its implementation;
(iv)knowledge and monitoring of the points of attention and the resulting recommendations of the Internal Audit and Independent Audit, as well as follow up on the remedial measures taken by Management;
(v)monitoring of the internal control system as to its effectiveness and improvement processes, monitoring of fraud risks based on the manifestations and meetings with the Internal Auditors and the Independent Auditors, with the Internal Controls, Compliance and Ombudsman area;
(vi)analysis of the Internal Controls certification process (Sarbanes-Oxley SOX) with Administrators and Independent Auditors;
(vii)analysis, approval and monitoring of the Annual Work Program of the Independent Auditors and its timely implementation;
(viii)monitoring the process of preparing and reviewing Company’s financial statements, the Management Report and the Earnings Release, through meetings with the Management and the Independent Auditors to discuss the ITRs and the financial statements for the year ended December 31, 2023;
(ix)monitoring the Company's Compliance program and mitigating actions;
(x)monitoring of the methodology adopted for risk management and the results obtained, according to the work presented and developed by the specialized area and by all managers responsible for the risks under their management.
Deep dive of the main risks monitored by the company with monitoring of the degree of risk and delivery of mitigation plans, in order to ensure the disclosure and monitoring of risks relevant to the Company;
(xi)monitoring the evolution of cybersecurity program during 2023;
(xii)monitoring of the main indicators of the company's financial policies and of the indicators of achievement of the main ESG goals linked to financial contracts;
(xiii)analysis of judicial provisions and contingencies as well as monitoring of legal topics such as Tax Reform, incentivized exhaustion and Brazilian Federal Revenue inspections;
(xiv)review and recommendation for approval by the Board of Directors of corporate policies, such as Risk Management Policy, Related Parties, Anti-Corruption Policy, Code of Ethics;

Suzano S.A.
(xv)monitoring of the reporting chancel for complaints open to shareholders, employees, issuers, suppliers and the general public, with Ombudsman's responsibility for receiving and investigating complaints or suspected violations of the Code of Ethics, respecting confidentiality and independence of the process and at the same ensuring the appropriate levels of transparency;
(xvi)meetings with the current Independent Auditors of the Company, PricewaterhouseCoopers Auditores Independentes Ltda. at several times, to discuss the ITRs submitted for its review and learned about of the audit report, containing the opinion on the financial statements for the year ended December 31, 2023, being satisfied with the information and clarifications provided; and
(xvii)attention to transactions with related parties to their recommendation for approval by the Board of Directors, to the criteria used to assess the fair value of biological assets and the criteria adopted in other accounting estimates in order to ensure the quality and transparency of information.
The above issues were submitted to the appreciation and or approval of other management bodies, including the Board of Directors, according to the Company's bylaws and internal regulations.
Conclusion
The members of the Company's CAE, in the exercise of their legal attributions and responsibilities, as well as those provided for in the Committee's Internal Rules, proceeded to the examination and analysis of the financial statements, accompanied by the audit report containing an opinion without qualifications from the independent auditors, the Management's annual report and the proposed allocation of the result, all related to the year ended December 31, 2023. Considering the information provided by the Company's Management and the audit examination conducted by PricewaterhouseCoopers Auditores Independentes Ltda, recommend, unanimously, the approval by the Company's Board of Directors of the documents mentioned above.
São Paulo, February 28, 2024.
Ana Paula Pessoa
Coordinator
Carlos Biedermann
Financial Expert
Marcelo Moses de Oliveira Lyrio
Member
Paulo Rogerio Caffarelli
Member

Suzano S.A.
OPINION OF THE STATUTORY AUDIT COMMITTEE
In the exercising of its legal and statutory attributions and in compliance with the provisions of item VIII of Article No. 27 of CVM Instruction 80/22, Suzano’s Statutory Audit Committee has examined the parent company and consolidated financial statements for the year ending December 31, 2023, the Management Report and the report issued without qualifications by PricewaterhouseCoopers Auditores Independentes Ltda.
There were no instances of significant divergences between the Company’s Management, the independent auditors and the Audit Committee with respect to the Company’s financial statements.
Based on the examined documents and the clarifications rendered, the undersigned members of the Statutory Audit Committee are of the opinion that the financial statements in all material respects are fairly presented and should be approved.
São Paulo, February 28, 2024.
Ana Paula Pessoa
Coordinator
Carlos Biedermann
Financial Expert
Marcelo Moses de Oliveira Lyrio
Member
Paulo Rogerio Caffarelli
Member

Suzano S.A.
OPINION OF THE EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT
In compliance with the provisions of Sections V and VI of Article No. 27 of CVM Instruction No. 80/22, the executive board of Suzano S.A. states that they have:
(i)Reviewed, discussed and agreed with the Company's consolidated financial statements for the year ended December 31, 2023; and
(ii)Reviewed, discussed and agreed with the opinions expressed in the report by PricewaterhouseCoopers Auditores Independentes on the Company's consolidated financial statements for the year ended December 31, 2023.
São Paulo, February 28, 2024.
Walter Schalka
Chief Executive Officer
Marcelo Feriozzi Bacci
Executive Officer - Finance and Investor Relations
Aires Galhardo
Executive Officer - Pulp Operation
Carlos Aníbal de Almeida Jr.
Executive Officer - Forestry and Procurement
Christian Orglmeister
Executive Officer - New Businesses, Strategy, IT and Digital
Fernando de Lellis Garcia Bertolucci
Executive Officer – Sustainability, Research and Innovation
Leonardo Barreto de Araújo Grimaldi
Executive Officer - Commercial Pulp and Logistics

