Form 20-F
period 2024-12-31
Suzano S.A.
filed 2025-04-28
CIK 909327

As filed with the Securities and Exchange Commission on April, 28, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2024
Commission file number 001-38755

Suzano S.A.
(Exact name of Registrant as specified in its charter)

Suzano Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Professor Magalhães Neto, 1,752 10th Floor, Rooms 1009, 1010 and 1011 Salvador, Brazil 41810-012
(Address of principal executive offices)

Marcos Moreno Chagas Assumpção Chief Financial and Investor Relations Officer Telephone: +55 11 3503-9330 Email: ri@suzano.com.br Av. Brigadeiro Faria Lima, 1,355 - 7th Floor São Paulo, Brazil, 01452-919
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

	Trading Symbol	Name of each exchange on which registered:
Our common shares without par value*	SUZB3/SUZ	New York Stock Exchange*
American Depositary Shares, or ADSs,** each representing one of our common shares	SUZB3/SUZ	New York Stock Exchange
4.000% Notes due 2025, issued by Suzano International Finance B.V. (successor to Fibria Overseas Finance Ltd.)	FBR/25	New York Stock Exchange
5.500% Notes due 2027, issued by Suzano International Finance B.V. (successor to Fibria Overseas Finance Ltd.)	FBR/27	New York Stock Exchange
6.000% Notes due 2029, issued by Suzano Austria GmbH	SUZ/29	New York Stock Exchange
5.000% Notes due 2030, issued by Suzano Austria GmbH	SUZ/30	New York Stock Exchange
3.750% Notes due 2031, issued by Suzano Austria GmbH	SUZ/31	New York Stock Exchange
2.500% Notes due 2028, issued by Suzano Austria GmbH	SUZ/28	New York Stock Exchange
3.125% Notes due 2032, issued by Suzano Austria GmbH	SUZ/32	New York Stock Exchange

*    Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those common shares.
** Evidenced by American Depositary Receipts, or ADRs.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of stock of Suzano S.A. as of December 31, 2024 was:

1,264,117,615 common shares, without par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒
No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐
No ☒
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
Yes ☒
No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒
No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒
Accelerated filer ☐
Non-accelerated filer ☐
Emerging growth
company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Yes ☒
No ☐
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
US GAAP ☐
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
Yes ☐
No ☒

i

ii

iii

FORWARD-LOOKING STATEMENTS
This annual report includes forward-looking statements, mainly in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things:
•our management and future operation;
•the implementation of our main operational strategies, including our potential participation in acquisitions, joint venture transactions or other investment opportunities;
•general economic, political and business conditions, both in Brazil and in our principal export markets;
•industry trends and the general level of demand for, and change in the market prices of, our products;
•existing and future governmental regulation, including tax, labor, pension and environmental laws and regulations and import tariffs in the United States, in Brazil and in other markets in which we operate or to which we export our products;
•the competitive nature of the industries in which we operate;
•our level of capitalization, including the levels of our indebtedness and overall leverage;
•the cost and availability of financing;
•our compliance with the covenants contained in the instruments governing our indebtedness;
•the implementation of our financing strategy and capital expenditure plans;
•the impact of the ongoing wars in Ukraine and in the Middle East, the ongoing economic sanctions imposed on Russia and their impact on the global economy, and tensions between China and Taiwan and the global security concerns and market volatility which are highly uncertain and difficult to predict;
•changes in global market conditions, impacting demand and pricing stability, including uncertainties related to global trade as a result of the imposition of tariffs by the United States in current administration;
•inflation and fluctuations in currency exchange rates, including the Brazilian real and the U.S. dollar;
•legal and administrative proceedings to which we are or may become a party;
•the volatility of the prices of the raw materials we sell or purchase to use in our business;
•our ability to comply with our ESG targets and commitments;
•the implementation of new technologies to mitigate operational risks;
•other statements included in this annual report that are not historical; and
•other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed in “Item 3. Key Information — D. Risk Factors.”
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

ABTCP	Brazilian Technical Association of Paper and Pulp, or Associação Brasileira Técnica de Papel e Celulose

ADR	American Depositary Receipts.

ADS	American Depositary Shares.

ANTAQ	Brazilian regulatory agency regulating aquatic transportation, or Agência Nacional de Transportes Aquaviários.

B3	B3 S.A. – Brasil, Bolsa, Balcão, the São Paulo Stock Exchange.

BNDES	The Brazilian Development Bank, or Banco Nacional de Desenvolvimento Econômico e Social.

BNDESPAR	BNDES Participações S.A.

Brazilian Corporation Law	Brazilian Law No. 6,404/76, as amended.

CADE	Brazilian antitrust authority, or Conselho Administrativo de Defesa Econômica.

CDI	Interbank deposit certificate, or Certificado de depósito interbancário

COFINS	Contribution for the Financing of Social Security, or Contribuição para o Financiamento da Seguridade Social.

CMN	National Monetary Council, or Conselho Monetário Nacional

CONFAZ	National Board of Financial Policy, or Conselho Nacional de Política Fazendária.

CSLL	Social Contribution on Net Income, or Contribuição Social Sobre o Lucro Líquido.

CVM	Brazilian Securities Commission, or Comissão de Valores Mobiliários.

EMAP	Maranhão Port Administration Company, or Empresa Maranhense de Administração Portuária

Exchange Act	U.S. Securities Exchange Act of 1934, as amended.

FGTS	Government Severance Indemnity Fund for Employees, or Fundo de Garantia do Tempo de Serviço.

GHG	Greenhouse gas.

IBÁ	Brazilian Tree Industry, or Indústria Brasileira de Árvores.

IBAMA	Brazilian Federal Environmental Agency, or Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis.

ICMS	Tax on Sale of Goods and Services, or Imposto sobre Circulação de Mercadorias e Serviços.

IFC	International Finance Corporation.

INCRA	Brazilian Institute for Land Reform, or Instituto Nacional de Colonização e Reforma Agrária.

INPI	National Industrial Property Institute, or Instituto Nacional da Propriedade Industrial.

INSS	Social Security Contributions, or Instituto Nacional do Seguro Social.

IPCA	Inflation Rate Index for Consumer Goods, or Índice Nacional de Preços ao Consumidor Amplo.

IPI	Tax on Manufactured Products, or Imposto sobre Produtos Industrializados.

IRPJ	Corporate Income Taxes, or Imposto de Renda Pessoa Jurídica.

ISS	Tax on Services, or Imposto Sobre Serviços.

LGPD	Personal Data Protection Law, or Lei Geral de Proteção de Dados Pessoais

MAI	Mean annual increment

MAICel	Mean annual increment of pulp per hectar per year

PFIC	Passive foreign investment company

PIS	Social Integration Program, or Programa de Integração Social.

PPPC	Pulp and Paper Products Council.

RFB	Brazilian Internal Revenue Service, or Receita Federal do Brasil.

Securities Act	U.S. Securities Act of 1933, as amended.

SUDENE	Superintendence for Development of the Northeast, or Superintendência do Desenvolvimento do Nordeste.

TJLP	Brazilian Long-Term Interest Rate, or Taxa de Juros de Longo Prazo.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We have prepared our consolidated financial statements as of December 31, 2024 and 2023, and for each of the three years ended December 31, 2024 included herein (our audited consolidated financial statements), in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). The selected financial information should be read together with our audited consolidated financial statements, including the notes thereto.
Our functional currency and that of all our subsidiaries is the real, which is also the currency used for the preparation and presentation of our consolidated financial statements, except for Suzano Packaging and investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC, Celluforce, Woodspin OY and Spinnova OY. See note 3.2.5. of our audited consolidated financial statements, included in this Annual Report.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.Financial Data
For a discussion of our financial and operating data as of and for the years ended December 31, 2024 and 2023, see “Item 5. Operating and Financial Review and Prospects.” For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F for the year ended December 31, 2023.
Operational Data

	As at and for the year ended December 31,
	2024	2023	2022
Number of employees	23,980	20,907	18,543
Nominal production capacity (millions of tons)
Pulp	13.44	10.90	10.90
Paper	1.95	1.53	1.53
Sales volumes (thousand metric tons)
Domestic market pulp	696,971	700,823	751,212
Export market pulp	10,167,658	9,514,617	9,848,441
Total market pulp	10,864,629	10,215,440	10,599,653
Sales volumes (thousand metric tons)
Domestic market paper	1,003,346	923,512	951,276
Export market paper	432,456	367,785	354,788
Total market paper	1,435,802	1,291,297	1,306,064
Total sales volumes market paper and pulp	12,300,431	11,506,737	11,905,717
Special Note Regarding Non-IFRS Financial Measures
Our management uses certain non-IFRS measures as an additional measure of operational performance of our business.
A non-IFRS financial measure is any financial measure that is presented other than in accordance with all relevant IFRS Accounting Standards. We disclose our EBITDA and Adjusted EBITDA in this annual report, which are considered to be non-IFRS financial measures. EBITDA is calculated as Net income (loss) plus Net financial result, Income and social contribution taxes, and Depreciation, amortization and depletion. Our Adjusted EBITDA is defined as EBITDA as further adjusted to add or exclude the following items, as specifically indicated in the table further below:

(i) Exceptional adjustments, such as penalties for termination of a specific barge contract with Norsul; and
(ii) Other non-cash adjustments or specific adjustments that by their nature and scope, do not reflect our operational performance for the specific period, in our management’s view. This includes (a) Fair Value Update - Biological Asset, (b) results from sale and disposal of property, plant and equipment and biological assets, (c) Accrual (reversal) of losses on ICMS credits, and (d) other items indicated in the table below.
The non-IFRS financial measures described in this annual report are not a substitute for the IFRS Accounting Standards measures of net income or other performance measures. Our management believes that disclosure of our EBITDA and Adjusted EBITDA provide useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. For example, interest expense is dependent on the capital structure and credit rating of a company. However, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits and the differing jurisdictions in which they transact business. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation method (straight-line, accelerated or units of production), which can result in considerable variation in depreciation and amortization expenses between companies. Therefore, for comparison purposes, our management believes that our EBITDA and Adjusted EBITDA are useful measures of operating profitability because they exclude these elements of earnings that do not provide information about the current operations of existing assets.
Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore our presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies. Each of these non-IFRS financial measures are important measures to assess our financial and operating performance. We believe that the disclosure of EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts in their review of our operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates. The presentation of non-IFRS financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with IFRS Accounting Standards.

See below for a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA.

Adjusted EBITDA (R$ million)	2024	2023
EBITDA Reconciliation
Net income (loss)	(7,044.7)	14,106.4
(+/–) Net financial result	28,802.1	(5,780.9)
(+/–) Income and social contribution taxes	(6,066.3)	3,890.8
(+) Depreciation, amortization and depletion	9,224.0	7,321.1
EBITDA	24,915.1	19,537.4
Fair value adjustment of biological assets (1)	(1,431.5)	(1,989.8)
Result from sale and disposal of property, plant and equipment and biological assets (5)	169.3	232.1
Provision for loss of ICMS credits, net (1)	130.7	348.6
Income from associates and joint ventures - Biomas, Ensyn, F&E, Ibema, Spinnova and Woodspin (1)	13.8	19.4
Donations for catastrophes and pandemics (2)	0.4	—
Expenses on Asset Acquisition, Business Combinations and Investments (3)	34.1	25.2
Penalties for termination of the barge contract with Norsul (4)	—	49.7
Tax credits - Exclusion of ICMS in the PIS and COFINS calculation base (6)	(0.3)	15.1
Termination of packaging subsidiary (7)	1.2	9.0
Write-off of the development contract advance program (1)	4.4	3.3
Write-off of wood inventory (1)	11.9	23.0
Adjusted EBITDA	23,849.2	18,273.0

(1)Non-cash adjustments.
(2)Exceptional: Disbursements made for carrying out social actions implemented by the Company, primarily including donations of essential materials and administrative materials, intended for the victims of the disaster in the state of Rio Grande do Sul.
(3)Specific adjustments relating to administrative expenses related to asset acquisitions, business combinations and investments. In 2024, these expenditures were mostly from Lenzing and Pactiv, covering costs with consultancy, advisory services, and other expenses associated with the integration and structuring of the acquisitions.
(4)Exceptional: Refers to the penalties for contractual termination of a specific barge agreement.
(5)Specific adjustment for losses or gains on realization (write-off of sale, scrap, loss, decommissioning, dismantling or property, plant and equipment inventory adjustment) of fixed, intangible and biological assets whose economic benefits may no longer be obtained or that do not relate to the core business of the Company.
(6)Specific adjustment for the total PIS and COFINS tax credits to be recovered recognized by the Company, following a decision by the Federal Supreme Court (STF) regarding the exclusion of ICMS (ICMS) of the PIS and COFINS calculation base. These amounts refer to tax credits for amounts paid in prior fiscal years.
(7)Specific adjustment for the termination of a packaging subsidiary.
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
Pulp markets are typically cyclical, and our pulp prices follow international market prices, which are determined by supply and demand, global pulp production capacity and global economic conditions. Such prices can also be affected by exchange rate fluctuations between the currencies of main producing and consuming countries, movement of inventories, diverging price expectations, business strategies adopted by other producers and availability of substitutes for our products, among others. All of these factors are beyond our control and may have a significant impact on the prices for pulp and, consequently, on our operational margins, profitability and Return On Invested Capital (ROIC). Fluctuations in pulp price may lead us to adopt changes in our commercial strategy or production, which also may adversely affect our financial condition and results of operation.
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
In Brazil, some regions might have drought conditions during some seasons of the year, which could result in acute shortages of water and implementation of rationing to restrict usage. Some of our units are located in the affected areas and we cannot assure that our processes for efficient use of water and contingency plans will be able to avoid impacts from severe droughts or governmental measures to address drought conditions on our units’ operations, which could have an adverse effect on our business and results of operations.

We face significant operational risks that can result in the shutdown of our operations, which may adversely affect our financial condition and results of operations.
We face operational risks that may result in partial or temporary suspension of our operations and in loss of production. Such outages may be caused by factors associated with equipment failure, information system disruptions or failures (including due to cyber-attacks), accidents, fires, strikes, invasions, acts of war, armed conflicts, weather, exposure to natural disasters, regional water crisis, electricity power outages and chemical product spills, accidents involving water reservoirs, landfills, revocation of licenses, labor restrictions by pandemics, among other operational and environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to our property, assets and reputation, liability for damages to the environment and third parties, a decrease in production or an increase in production costs, any of which may adversely affect our financial condition and results of operations. Increasing geopolitical tensions and hostilities in connection with the ongoing conflicts in Ukraine and in the Middle East, and tensions between China and Taiwan and the global security concerns and market volatility and the trade and monetary sanctions that have been imposed in connection with those developments, have affected, and could affect, worldwide markets, cause turmoil in the global financial system and negatively impact our operations.
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
We depend on third-party suppliers and service providers for a significant portion of our wood, other essential raw materials and certain critical services.

Our wood resources are not sufficient to satisfy our production needs, and accordingly we seek additional wood supply from third parties through agreements to purchase standing forests or for purchases of wood delivered to our factories. Medium and long-term supply agreements with wood suppliers may vary between one to three forest cycles, each cycle lasting approximately seven years. Lease agreements or forest partnerships have an average term of 14 years. Wood price conditions are subject to cyclical and circumstantial variations of wood demand in the different regions where we operate. A material failure to obtain wood from third party suppliers or a material interruption in our current supply arrangements may result in a significant reduction in available wood for processing at our plants, which may adversely affect our production and, accordingly, our results of operations and financial condition.
In addition, we have few sources for certain raw materials and services that are essential for the production of pulp and paper, including fuel oil, bleached chemothermomechanical pulp, peroxide, caustic soda, natural gas and third-party industry technology (maintenance). We enter into medium and long-term supply agreements with such suppliers or service providers. Any significant reduction in the supply or increase in prices, on behalf of the relevant supplier or service provider, of any of these raw materials or services, as well as our inability to maintain the relationship or find suitable substitutes for these suppliers or service providers, could adversely affect our products’ mix, margin or availability and, consequently, our results of operations.
We cannot guarantee that our supplies and service providers will comply with all applicable laws and regulations relating to working conditions, sustainability, production chain assurance and appropriate safety conditions. Brazilian law may impose liability on us for improper practices of our supplies and service providers. If our suppliers or service providers engage in improper business practices (particularly improper or illegal environmental or labor practices), our business, results of operations and reputation may be adversely affected.
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
In addition, the oversupply of coated paper and paperboard in the world market, the antidumping measures adopted in other countries and the use of imported coated paper for alternative purposes, especially during periods of prolonged appreciation of the real against the U.S. dollar, may increase competition in Brazil from producers of imported paper. If the Brazilian federal government were to decrease import taxes, or in the event of sustained appreciation of the real against the U.S. dollar, competition in Brazil from international producers may increase. The occurrence or continuation of any of the foregoing events could adversely affect us.

Additionally, the pulp and paper markets are served by numerous companies located in different countries. If we are unable to remain competitive against these producers in the future, our market share may be adversely affected. Other companies operating in the same segments may compete with us for acquisition and alliance opportunities. Strategic acquisitions or alliances by our competitors could affect our ability to enter into or consummate acquisitions and alliances that are necessary to expand our business. We may also face elevated costs associated with restructuring and financing in relation to acquisitions or strategic partnerships in comparison to our competitor companies. Companies that are better positioned to enter into acquisitions or alliances may benefit from preferable production costs, which may affect our competitiveness and market share.
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
Periods of limited or unavailable financing may increase our financial costs and restrict the terms or availability of market funding, potentially adversely impacting our operations.
Brazilian paper and pulp companies have made significant investments overtime in order to compete more efficiently and on a larger scale in the international market. This trend has enhanced the need for resources and diversification of financing sources among national and foreign financial institutions.
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
Our activities are subject to extensive environmental regulation, including in relation to gas emissions, liquid effluents and solid waste management, reforestation and odor control, as well as maintenance of Land Reserve (Reserva Legal) and Permanent Preservation Areas (Área de Preservação Permanente). Our industrial and forestry activities also require periodic renewal of environmental permits.
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

In December 2015, several countries (including Brazil) signed the Paris Agreement, a global environmental agreement adopting the Intended Nationally Determined Contributions, or INDCs, as the measures taken to reduce its emissions after 2020. The INDC that applies to Brazil provides for an increase in the share of sustainable biofuels and other sources of renewable energy in the Brazilian national energy mix, as well as zero deforestation, reforestation, forest restoration and enhancement of the native forest management. Considering the amplitude of the operation, we may be materially affected by more restrictive national or foreign environmental laws and regulations related to greenhouse gases and climate change, to the extent that such new laws or regulations may cause an increase in capital expenditures and investments to comply with such laws, and indirectly, by changes in prices for transportation, energy and other inputs. Both the regulations related to climate change and the changes in existing regulations, as well as the physical effects of climate change generally, could result in increased liabilities and capital expenditures, all of which could have a material adverse effect on our business and results of operations.
Failure to obtain, timely renew or maintain permits, licenses and concessions, grants and registrations necessary to develop our activities, as well as any cancellation thereof, could adversely affect our operations.
Our operations depend on the issuance of permits, licenses, concessions, grants and registrations from numerous federal, state and municipal agencies. In addition, obtaining licenses for certain activities, in which significant environmental impacts are expected, requires investments in conservation and/or recovery to compensate such impacts. We have permits, licenses, concessions, grants and registrations necessary to operate our factories, which usually have predetermined validity. In order to renew them, we must periodically report our compliance to the standards required by government agencies.
The expansion of our operations and/or changes in the current regulation may cause us to request for new permits, licenses, concessions, grants and registrations along with government authorities, and we cannot guarantee that we will be able to obtain them in a timely manner. The failure to obtain such permits, licenses, concessions, grants and registrations, or to obtain them in a timely manner, may delay the implementation of new activities, in addition to increase costs, and financial fines or sentences for payment of compensation.
In case we fail to obtain, timely renew or have our authorizations, licenses, grants or registrations cancelled, or fail to comply with environmental legislation, our financial and operational results and our reputation may be adversely affected. In addition, non-compliance with applicable environmental legislation may result in partial or total shutdowns of our operational activities, which may also adversely affect our financial position and reputation.
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
According to market statistics (PPPC), Chinese demand represented 39% of the global market pulp demand in 2024 and 42% in 2023 (compared to 35% in 2022 and 36% in 2021), and this demand has increased at a compound annual growth rate of 6.9% since 2010, above the global average of 2.2%.

The outbreak of communicable diseases worldwide may lead to increased volatility in the global capital markets, impacting the trading market for the securities issued by us.
Outbreaks or potential outbreaks of diseases may have an adverse effect on global capital markets (including the capital markets in which our securities are traded), on the global economy (including the Brazilian economy) and on the price of our shares. Historically, pandemics, as well as regional or global epidemics and outbreaks, have affected sectors of the economy in countries where these diseases have spread, adversely impacting global commercial activity and contributing to significant volatility in the market. In light of our activities in the foreign market, such events or potential reactions and mandates from government authorities could cause disruption of regional and global supply chains and economic activity, including significant volatility in demand, which could adversely affect our operations and financial results. Prolonged closures, stoppages and shutdowns, if continuing, may disrupt our operations and the operations of our suppliers, service providers and customers and could materially, adversely affect our revenues, financial condition, profitability, and cash flows.
Further, additional waves of outbreaks — including new variants that are more or less aggressive and contagious — may occur, and the intensity of the economic slowdown resulting from actions taken or to be taken by government authorities in response to the pandemic are unpredictable, especially considering that both the severity of the disease and the action plan of local authorities will depend on various unknown factors.
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
Thus, our future financial performance will depend on the economic, political, environmental and social conditions of our main export markets (Europe, Asia and North America). As a result, factors that are beyond our control include:
•imposition of barriers to trade by certain countries to limit the access of Brazilian companies to their markets or even to subsidize local producers, particularly with respect to paper products, or the granting of commercial incentives in favor of local producers;
•changes in economic policies and/or conditions of the countries to which we export, which may affect our export capacity and, consequently, our business and operating results;
•logistics costs, including disruptions in shipping or reduced availability of freight transportation;
•significant fluctuations in global demand for pulp products, which could impact our sales, operating income and cash flows;
•the deterioration of global economic conditions, which could impair the financial condition of some of our customers or foreign suppliers, thereby increasing bad debts or non-performance by our foreign suppliers, as well as increasing our costs for financing and refinancing;
•changes in revenues due to variations in foreign currency exchange rates;
•controls on currency exchange; and
•adverse consequences deriving from the need to comply with more stringent regulatory requirements in foreign countries, including environmental rules, regulations and certification requirements.

Risks Relating to Our Company
Failure to meet our stakeholders’ expectations regarding ESG matters may and expose us to various risks.
There is an increasing focus of our customers, investors, regulators and other key stakeholders on environmental, social and corporate governance (ESG) matters. New regulations and standards have been approved in multiple jurisdictions and investors have been imposing specific requirements. Regulatory and industry standards and expectations from global forums and stakeholders relating to ESG matters, including with respect to internal controls, assumptions and estimates, are still evolving. As these standards and expectations evolve, our previously acceptable practices may become outdated. This results in increased expenses and increased management time and attention dedicated to ESG-related requirements. If our practices and policies fail to meet our key stakeholders’ expectations in respect of ESG matters, our revenue, ability access to capital and our reputation may be adversely impacted. We have publicly shared our ESG initiatives and goals, which makes us subject to enhanced scrutiny from our investors, regulators and the public in general. A number of risks and factors may prevent us from achieving these goals, including our ability to meet the key performance indicators required by our debt instruments with ESG targets. Our failure to make progress in these areas on a timely basis, or revisions of our initiatives and goals, could adversely affect our financial condition and operations.
At the same time, stakeholder expectations are not uniform, including the recent growing “anti-ESG” sentiment in some regions. Through ESG and/or anti- ESG expectations could result in us facing additional compliance obligations, becoming the subject of investigations or litigation and could adversely affect our financial condition and operations.
Navigating varying expectations of policymakers and other stakeholders demand internal and external engagement from management and has inherent costs and uncertainties, and any failure to successfully do so may expose us to negative publicity, shareholder activism, and litigation or other engagement from pro- and anti-ESG/DEI stakeholders, exposing us to reputational harm with our existing and prospective customers, employees and third parties with which we do business and could adversely affect our employee retention, brand and reputation.
We may not be able to successfully implement our strategy relating to acquisitions, joint ventures or similar transactions or manage risks derived from these transactions.
As part of our business strategy, we may enter into mergers, acquisitions and divestment from time to time. We may not be able to identify targets for our acquisition strategy or to successfully implement our divestment strategy, to successfully negotiate or close our merger and acquisition transactions, including by not receiving required regulatory approval in Brazil or abroad, or our newly acquired assets and facilities may not meet our financial, operational or performance expectations, which may adversely impact our business strategy and the trading price of our securities.
We enter from time to time into strategic alliances, joint ventures, divestitures and other strategic partnerships in Brazil or other countries. Conflicts and disagreements with our partners or counterparties, unexpected events or changes in market conditions or failure to manage strategic alliances could adversely affect our results of operations and financial condition or prevent us from realizing expected gains of these acquisitions or alliances.
In addition, some of our assets may be controlled and managed by joint venture partners that may not fully comply with our standards, controls and procedures, including our health, safety, environment and community standards. Failure by any of our partners to adopt standards, controls and procedures equivalent to ours could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect our results and reputation.

We may not successfully integrate our acquired companies or capture the synergies expected from our mergers and acquisitions.
We may not be able to successfully integrate our acquired companies or to obtain synergies anticipated from our mergers or acquisitions. In particular, we may not be able to realize anticipated cost savings from combination of companies’ production facilities, or anticipated synergies from joint acquisitions of raw materials, sharing of improved production techniques and integration of administrative departments. If we fail to achieve the synergies from our mergers or acquisitions, our results of operations and financial condition and the trading price for our securities may be adversely affected. Even if we achieve the expected synergies eventual future mergers, we may not be able fully realize them within the anticipated timeframe.
We recorded a significant amount of goodwill and other intangible assets with a determined useful life, which may be subject to impairment charges under certain circumstances in future periods, in accordance with applicable accounting regulations. These charges could negatively impact our financial condition, results of operations, or the trading price of our securities.
As of December 31, 2024, the value of our goodwill and other intangible assets with determined useful life was R$8,192.3 million and R$5,710.0 million, respectively. For further information, see note 16 to our audited consolidated financial statements, included in this Annual Report. Under IFRS Accounting Standards, goodwill and intangible assets with undetermined useful life are not subject to amortization and are tested annually to identify possible need for impairment, or more often if any event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets that have determined useful lives are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In addition, under IFRS Accounting Standards we are required to perform an impairment analysis of assets with undetermined useful life when the book value of our net assets exceeds our market capitalization. As a result, we may be required to record an impairment charge for goodwill or other intangible assets in future periods if required under IFRS Accounting Standards, which could lead to decreased assets and reduced net income. If a significant write down were required, the charge could adversely affect our financial condition and results of operations or the trading price of our securities.
The level of our indebtedness could adversely affect our financial condition and a material portion of our cash flow may need to be used to service our debt obligations, which could impair our ability to operate our business.
As of December 31, 2024, we had R$101.4 billion of total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures). We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to investors. Our indebtedness could, among other things: (i) require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities; (ii) increase our vulnerability to a downturn in general economic and industry conditions, and may make us unable to carry out capital spending that is important to our growth; (iii) limit, along with financial and other restrictive covenants in our debt instruments, our ability to incur additional debt or equity financing or dispose of assets; and (iv) decrease our ability to deleverage and place us at a competitive disadvantage compared to our competitors that have less debt.

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
Additionally, a default under our financial agreements that is not waived by the relevant creditors may result in an acceleration of the maturity of the outstanding balance of such debt and may also accelerate the maturity of other debt that benefits from cross-default or cross-acceleration provisions. For more information, see “Item 5. Operating and Financial Review and Prospects —Indebtedness.” If such events were to occur, our financial condition and share price could be adversely affected.
We operate under certain tax regimes in Brazil and abroad that may be suspended, cancelled or not renewed, any of which may adversely affect our financial condition and free cash flow generation.
We receive certain tax benefits by virtue of our investment projects in underdeveloped regions in Brazil such as “SUDAM/SUDENE”, which are covered by the Brazilian Internal Revenue Service, or Receita Federal do Brasil (RFB). We also benefit from tax incentives granted by states based on state laws. The program “PROMARANHAO” in the state of Maranhão and the program “Desenvolve” in the state of Bahia, published through Special Regime nº 004/2012 and Decree No. 18,270/18, respectively, are the most relevant ones for our operations. We cannot assure you that the tax incentives we currently benefit from will be maintained or renewed, particularly, but not exclusively, in light of deteriorating macroeconomic conditions that may lead to changes in current material incentives, such as the “Regime Especial de Aquisição de Bens de Capital para Empresas Exportadoras”, which is a special regime for the acquisition of capital goods by exporting companies, and “Preponderante Exportador” (i.e. RECAP and REIDI), among others. If such tax benefits are not effectively renewed, this could have a material adverse effect on our generation of net cash flow. In the event of constitutional challenges or if we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or cancelled, and we may be required to pay the taxes deferred in the last five years in full, plus penalties and interest, which may adversely affect us.
Our exports and international trading activities are also conducted under certain tax regimes, including rulings and incentives in some foreign countries, including Austria. These tax rulings or benefits expire and have to be renewed from time to time. We cannot assure you that the tax regimes and incentives from which we currently benefit will be renewed or maintained in the future. In addition, we also benefit from provisions of international treaties entered by the Brazilian federal government, such as the Treaty to avoid Double Taxation between Brazil and Austria, pursuant to which profit earned by our wholly-owned subsidiary in Austria is not subject to taxation in Brazil.
Our interpretation of international treaty provisions may differ from that of the Brazilian Federal Revenue Service (RFB). We filed a writ of mandamus in Brazil to enforce certain interpretations related to the Brazil-Austria Treaty. The trial court ruled in our favor, granting the writ and prohibiting the RFB from taxing the profits of the Austrian entity. This decision is subject to appeal, and we are awaiting the appellate court's decision. If the final ruling determines that the Brazil-Austria treaty does not prevent the RFB from taxing the profits of the Austrian entity, our financial position could be materially adversely affected.
In June 2023, Brazil adopted rules for a transfer pricing (TP) model aligned with the OECD’s guidelines. This new TP system became mandatory for all taxpayers on January 1, 2024. As a result, the current transfer pricing practices between us and our Austrian entities has changed and may lead to a material impact on our financial condition and operational results.

Changes in fiscal policies and tax laws in Brazil and other jurisdictions may adversely affect us.
Governments from time to time implement changes to tax laws and regulations. Any such changes, as well as changes in the interpretation of such laws and regulations, or changes to former precedents on tax decisions by authorities or courts, may result in increases to our overall tax burden, which would negatively affect our profitability.
In Brazil, Constitutional Amendment (EC) No. 132 was enacted in 2023, establishing a Tax Reform on consumption. This reform adopts a Value Added Tax (VAT) model with dual competencies, consisting of a federal tax (Contribution on Goods and Services - CBS) and a subnational tax (Tax on Goods and Services - IBS), which will replace the existing PIS, COFINS, ICMS, and ISS taxes. Additionally, a Selective Tax (IS - “Imposto Seletivo”) has been introduced under federal jurisdiction, targeting the production, extraction, commercialization, or importation of goods and services detrimental to health and the environment, as defined by law. In January, 2025 Complementary Law No.214/2025 was enacted, creating the IBS, CBS and IS, and establishing the IBS Management Committee, in line with Constitutional Amendment No. 132. Several aspects of the Tax Reform, including new taxes rates, still shall be regulated through infraconstitutional legislation. A transition period is set from 2026 to 2032, during which both the old and new tax systems will coexist. The broad taxation and the estimated tax percentage may have an impact on our cash flow which may result in an increase in the tax burden and loss of tax benefits from 2032 onwards.
The Brazilian federal government still maintains on its agenda the willingness for (i) revoking the income tax exemption over the distribution of dividends, which, if promulgated, would increase tax expenses associated with any dividends or distributions and (ii) decreasing import tax (which would increase competition and the role of international competitors), both of which could impact on our ability to pay future dividends. Any purported tax reform or change in fiscal policies, if proposed and implemented, may also significantly impact our business. If there is a tax reform or any changes in applicable laws and regulations that alter the applicable taxes or tax incentives/special regimes, either during or after their terms of validity, our business and results may be affected.
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
In October 2021, over 135 jurisdictions agreed on a plan to modernize the international tax system, introducing the Global Anti-Base Erosion Rules. These rules ensure that multinational enterprises with annual revenues of EUR 750 million or more pay a minimum 15% effective tax rate (ETR) in each jurisdiction where they operate. Several jurisdictions have already enacted the rules, including all EU member states (effective January 1, 2024), while others, such as Brazil, was implemented partially from January 1, 2025. However, some countries, such as the United States and China, have not taken any steps toward implementation.

Fluctuations in interest rates, as well as our inability to manage risks associated with the replacement of benchmark indices, could increase the cost of servicing our debt and negatively affect our overall financial performance.
Our financial results are affected by changes in interest rates, such as the Secured Overnight Financing Rate (SOFR), the Brazilian Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or CDI) and the Brazilian Long-Term Rate (Taxa de Longo Prazo, or TLP). The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, as it is an instrument for Brazilian Central Bank to manage inflation and pursuit its policies targets. The CDI rate was 12.15% p.a. as of December 31, 2024, while it was 11.65% p.a. and 13.65% p.a. as of December 31, 2023 and 2022, respectively. The TLP rate was 6.66% p.a., 5.56% p.a. and 5.23% p.a. as of December 31, 2024, 2023 and 2022, respectively.
A significant increase in interest rates may impact our ability to secure financing in acceptable terms and an increase in interest rates, particularly TLP, CDI, the Secured Overnight Financing Rate (SOFR), or the inflation rate index for consumer goods (IPCA), could have a material adverse effect on our financial expenses since a significant part of our debt (BNDES loans, debentures and Export Prepayment Facilities) is linked to those rates. On the other hand, a significant reduction in the CDI rate could adversely impact our financial revenues derived from investment activities, since a material portion of our cash is invested in Brazilian money market instruments that are linked to the CDI rate.
A failure of our information technology systems or automated machinery may interrupt our business and negatively impact our operations. We are exposed to external actions such as cyber-attacks, improper access of confidential information and disruption of our systems.
Our operations are heavily reliant on information technology systems to efficiently manage business processes. Therefore, disruptions to these systems may impact or even paralyze our business and negatively impact our operations. The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence, robotics, smart devices and remote working solutions. Additionally, we collect and store data, including proprietary business information, and may have access to confidential or personal information in certain activities of our businesses that is subject to privacy and security laws, regulations, and customer-imposed controls. Moreover, any failure of our systems or those of our third-party suppliers related to confidential information, caused by external cyber-attacks or internal actions, including negligence and misconduct of our employees, can negatively impact our reputation among competitors and external stakeholders (government, regulators, suppliers, and others).
Our third-party suppliers’ and our information technology systems may have vulnerabilities that may be impacted through external actions such as natural disasters, viruses, cyberattacks and other security breaches. Damage to or disruptions to certain critical systems could have a materially adverse effect on our business results, including fines, customer liabilities or legal litigation. Both we and our third-party suppliers may be subject to breaches of automation systems that can cause partial and temporary shutdowns of operations and unauthorized access to strategic information, in addition to changes or loss of relevant data. The costs associated with addressing these vulnerabilities and related issues may be significant, depending on the criticality and relevance of the information affected.
We cannot fully guarantee that our measures to deter unauthorized activities in our systems or the procedures adopted by third-party suppliers will protect us from certain types of attacks, which may have a material adverse effect on our business and reputation.
Any failure to adapt to or comply with global regulations on data privacy may adversely affect our results and reputation.
We are subject to various data protection laws in the jurisdictions where we operate, such as the European General Data Protection Regulation (GDPR), Brazil's General Data Protection Law (LGPD), China's Personal Information Protection Law (PIPL), and state laws in the United States. These laws establish rules that companies must follow whenever they process personal data, whether collecting, storing, using, transferring, or sharing data internally or with third parties.

These laws impact the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, both in the digital and physical environment. Pursuant to these laws, security breaches that may result in significant risk or damage to personal data must be reported to the data protection authorities (DPA) of each jurisdiction, within a reasonable time period. In light of the privacy and personal data protection laws, our practices related to personal data processing may undergo significant changes, generating additional costs to us due to the need to adapt such processing to the legal requirements and the applicable DPA’s guidelines.
Failure to comply with these laws may result in administrative sanctions and litigation. As a result, failure by us to adhere to the laws enacted or approved in different jurisdictions in which we operate could adversely impact our business, financial condition or results of operations.
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
In addition, credit rating is sensitive to any change in Brazilian sovereign credit ratings. The credit ratings of the Brazilian sovereign were downgraded in 2016 and 2018 and, despite of a upgrade of the credits ratings in 2023, are no longer investment grade according to the methodologies of the major global rating agencies. Any further decrease in Brazilian sovereign credit ratings may have additional adverse consequences on our ability to obtain financing or our cost of financing and, consequently, on our results of operations and financial condition.
Unfavorable outcomes in litigation may negatively affect our results of operations, cash flows and financial condition.
In the ordinary course of our business, we and our officers are, and may become, party to numerous tax, civil (including environmental) and labor disputes involving, among other remedies, significant monetary claims. An unfavorable outcome against us may require us to pay substantial amounts of money, which could materially adversely affect our reputation, results of operations, cash flows and financial condition. Additionally, the amounts provisioned for legal proceedings may increase and existing provisions may become insufficient due to unfavorable outcomes in disputes against us. For more information on tax, civil (including environmental), labor and other proceedings, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

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
Organized social movements in Brazil advocate for agrarian reform and the redistribution of property, often engaging in irregular occupations in rural areas. In addition, taking advantage of the cover provided by social movements, other groups also illegally occupy rural properties through fraud or other criminal actions. Such occupations when in our operations areas may interrupt our forestry or industrial activities and, consequently, negatively affect our productive and operational results.
Land conflicts can also cause a series of risks to the integrity of our employees who work in the field, possible damage to areas of high environmental value such as Permanent Preservation Areas and buffer zones of Environmental Conservation Units, in addition to reputational damage.
We actively engage in negotiations with state or federal governments and social movements as an alternative approach, in addition to safeguarding our property rights within legal frameworks. The aim is to find permanent solutions for existing unauthorized occupations and prevent the occurrence of new ones.
In Brazil, with limited exceptions provided by law, only the Union, States, Municipalities, Federal District, and Territories have the authority to directly engage in the expropriation of land. Typically, the expropriation of rural areas arises from a failure to fulfill the social function of the property, which is a fundamental principle of property rights in Brazil. If a property owned by us is expropriated, our equity may be negatively impacted, as there is no guarantee that the compensation provided by the government will be sufficient to cover our losses. A significant risk associated with this scenario is that the financial compensation offered by the governments may prove to be inadequate, or we may be compelled to accept compensation in the form of public debt securities, which have limited liquidity.
The deterioration in labor relations with employees could adversely affect us.
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
We regularly enter into currency, interest rate, commodity price and inflation hedging transactions using financial derivatives instruments, such as future contracts, options and swaps, in accordance with our policies. We have traditionally used hedging transactions to, among others, (i) protect our revenue (which is primarily denominated in U.S. dollars) when converted to reais (our functional currency), (ii) convert part of our debt which is denominated in reais into U.S. dollars, (iii) swap floating interest rates of our debt to fixed interest rates, (iv) swap floating monetary variation of our debt to fixed rate, and swap part of our IPCA indexed debt to CDI.
We account for our derivative instruments at fair value, in accordance with IFRS Accounting Standards. The fair value of such instruments may increase or decrease due to fluctuations in currency exchange rates or interest rates, among others, prior to their settlement date. We may incur losses due to these market risk factors. Fluctuations may also result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, acts of war, terrorism, among others.
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
As part of our strategy, we may decide to expand our existing production facilities or build new production facilities. The expansion or construction of a production facility involves various risks, such as engineering, construction, operational systems, integration with the existing mill on brownfield projects, regulatory and other expected or unexpected significant challenges. These risks delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion or new construction project subject to risks, including:
•we may either not be able to complete any expansion or new construction project on time or within the expected budget or be required by market conditions or other factors to delay the initiation of construction or the timetable to complete new projects or expansions, including adverse weather conditions, natural disasters, pandemics, fires, delays in supply, inputs or labor and accidents that impair or prevent the development of ongoing projects;

•our new or modified facilities may not operate at designed capacity, ramp up its learning curve as planned or may cost more to operate than we expect;
•we may not be able to sell our additional production at competitive prices;
•we may not have cash, or be able to acquire financing, to implement our growth plans;
•variations on exchange rate or product price may decrease significantly generated value by expansion project or new facilities;
•climate changes could affect our forest base for new projects or brownfield, and significantly increase our wood cost;
•we may have a negative impact on existing mills that can result on operational instability;
Any of the above events could have a negative impact in our business and financial and operating results.
Our insurance coverage may be insufficient to cover our losses, especially in case of damage to our planted forests, which may cause a material adverse effect on our results and financial condition.
Our insurance coverage, including the general third party liability, may be insufficient to cover losses to our forests, mills, dams, hydroelectric plants and other operating facilities for accidents, operational risks and international and domestic transportation if we suffer any catastrophic claim or if there is a particular clause excluding the coverage. In addition, we do not maintain insurance coverage against wars, unforeseeable fortuitous events, force majeure, interruption of certain activities, including due to pandemics, as well as fire, thefts, pests, diseases, droughts and other risks to our forests. The occurrence of losses or other liabilities that are not covered by insurance, due to the limited extent of the insurance coverage, losses that exceed the limits of our insurance coverage or any other reason that prevents reimbursement or indemnification, could result in significant and unexpected additional costs, our ability to operate and/or shortage of wood supply, which may affect our production. Moreover, the terms and conditions for the renewal of our insurance policies may change in the future depending upon market circumstances and the type and amount of risks insured. See “Item 4. Information on the Company—Business Overview—Insurance.”
Risks Relating to Brazil
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may materially and adversely affect us, our activities and the trading prices of our shares.
We conduct a substantial amount of our operations in Brazil, and we sell part of our products to customers in the Brazilian market. For the year ended December 31, 2024, 20.2% of our net revenues were derived from Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations or financial condition.
The Brazilian economy has been characterized by frequent, and occasionally drastic, interventions by the Brazilian federal government, which have often changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian federal government’s actions to control inflation and other policies have often involved wage and price controls, depreciation of the real, changes in tax policies, controls on remittances abroad, fluctuations of the Central Bank of Brazil’s base interest rate, as well as other measures. We have no control over, nor can we foresee, any measures or policies that the Brazilian federal government may adopt in the future. We may be materially adversely affected by changes in the policies of the Brazilian federal government, in addition to other general economic factors, including, without limitation:
•political, economic and social instability;
•monetary policies;
•political elections;

•inflation;
•exchange rate fluctuations;
•exchange controls and restrictions on remittances abroad;
•tax policy and amendments to the tax legislation;
•interest rates;
•liquidity of domestic and foreign capital and lending markets;
•government control of the production of our products;
•restrictive environmental and real estate laws and regulations; and
•other political, social and economic policies or developments in or affecting Brazil.
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
As a result of inflationary pressures in past years, the Brazilian real had periodically devalued in relation to the U.S. dollar and other foreign currencies. In the last two years, the increase of interest rates in Brazil has led to a higher carry level, resulting in an appreciation of the Brazilian real in relation to the U.S. dollar. The Brazilian federal government has in the past implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. There can be no assurance that the real will not depreciate or be devalued again against the U.S. dollar or against any other foreign currency.

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
In addition, although our public float represented 51.8% (excluding Treasury Shares) of our total capital float as of December 31, 2023, only 3.7% were represented by ADSs. Our controlling shareholders (including related parties and management) hold 47.0% of our stock. Any potential sale by these shareholders could adversely affect the market price of our securities.
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
The ADSs benefit from the certificate of foreign capital registration, which permits our depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. The conversion of ADSs directly into ownership of the underlying shares is governed by CMN Resolution No. 4,373/2014, and foreign investors who intend to proceed with such conversion are required to appoint a representative in Brazil for purposes of Annex I of CMN Resolution No. 4,373/2014, who will be in charge of keeping and updating the investors’ certificates of registrations with the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – “CVM”), pursuant to the procedure provided for CVM Resolution No. 13, of November 2020, which entitles registered foreign investors to buy and sell directly on B3. These arrangements may require additional expenses from the foreign investor. Moreover, if such representatives fail to obtain or update the relevant certificates of registration, investors may incur additional expenses or be subject to operational delays which could affect their ability to receive dividends or distributions relating to the shares or the return of their capital in a timely manner.
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
Holders of ADSs may not be able to exercise the preemptive rights relating to our shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not required to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

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
Our activities began in 1924, when Leon Feffer, our founder, first entered the paper business to resell national and imported paper used for business cards, writing pads and stationery. In the late 1930s, with the purchase of its first machine, the Suzano Group began to produce its own paper. In the 1950s, Companhia Suzano de Papel e Celulose (“Companhia Suzano”) was formed, becoming what we believe to be the first global industrial-scale producer of eucalyptus pulp. In the mid-1960s, Companhia Suzano became the first paper producer to use 100% eucalyptus pulp in the production of printing and writing paper, according to “The History of the Pulp and Paper Industry in Brazil” (“A História da Indústria de Celulose e Papel no Brasil”), published by the Brazilian Technical Association of Paper and Pulp (Associação Brasileira Técnica de Papel e Celulose), or the ABTCP, in 2004. Today, we believe we are the world’s largest producer of market pulp, with an aggregate installed capacity of 13.4 million metric tons of eucalyptus pulp per year and a broad and diversified forest base.
In 1987 Companhia Suzano incorporated Bahia Sul S.A. (“Bahia Sul”), a joint venture between Companhia Suzano and Vale S.A. In 1992, we were granted registration as a publicly traded company by CVM. In early 2001, Companhia Suzano acquired all shares of Bahia Sul previously held by Vale, becoming the holder of 100% of the voting capital of Bahia Sul and 73% of its total share capital. At the same year, the management of Bahia Sul was unified with Companhia Suzano’s management, aiming to obtain synergies to implement a solid growth strategy in the paper and pulp sector.
In 2002, Companhia Suzano and Bahia Sul carried out a reorganization, which resulted in an increase in Companhia Suzano's equity in the total share capital of Bahia Sul to 93.9%. In June 2004, as part of the corporate restructuring process, it was approved the merger of Companhia Suzano on Bahia Sul.
In 2004, we joined Level 1 Corporate Governance of B3 to enhance transparency and accountability to shareholders. And in 2006, our name was changed to Suzano Papel e Celulose S.A.
In 2015, we started the production of fluff pulp and announced investments in the tissue segment.
In 2018, we started trading our Level II ADRs, in accordance with the program approved by the CVM. The Bank of New York Mellon is acting as our depositary bank in the United States, responsible for issuing the respective depositary shares, at the ratio of one ADS for one common share. We are subject to reporting requirements under the Exchange Act and are required to file with the SEC, or furnish to the SEC, reports and other information.
In 2019, we acquired Fibria Celulose S.A. (“Fibria”) and became the world’s largest producer of market pulp, with an aggregate installed capacity of 10.9 million metric tons of eucalyptus pulp per year and a broad and diversified forest base.
In 2022, we launched "Suzano Ventures", a global corporate venture capital initiative with a US$70 million investment. With this initiative, we aim to accelerate the process of open innovation and become a global platform to encourage entrepreneurship around solutions for the bioeconomy based on planted forests. The focus of Suzano Ventures' investments are on (i) cellulosic biomass technologies and applications, (ii) cellulosic packaging, (iii) agrotechnology companies that accelerate agroforestry productivity and (iv) carbon capture, measurement and management, in businesses in the Pre-Seed to Series A phases.

In 2022, we, along with Itaú Unibanco, Marfrig, Rabobank, Santander and Vale announced the creation of "Biomas", a new company focused entirely on the restoration, conservation and preservation of forests in Brazil. The company’s mission is to restore and protect, over the next 20 years, four million hectares of native forest in some of Brazil's most valuable ecosystems, including the Amazon, Atlantic Forest and Cerrado biomes.
In June 2023, we completed the purchase of Kimberly-Clark's Tissue business in Brazil and became the Brazilian market leader in the toilet paper segment with 24% of the toilet paper market in terms of transaction value. The acquisition involved a factory located in Mogi das Cruzes (SP), which contractually provides for an installed capacity of approximately 130 thousand tons per year for manufacturing, marketing, distribution and/or sale of tissue products in the country, including ownership of the brand.” NEVE”, bringing to us a complementarity of brands, product categories and geography.
In 2024, we celebrated our first centenary by planting the future for the next 100 years: through a legacy project that involves partnerships with both international and Brazilian universities to enhance sustainability education and investments aimed at protecting biodiversity. Below are some of the highlights for the year:
•In July 2024, we concluded the construction of our new pulp production mill with a nominal capacity of 2,550,000 tons of eucalyptus pulp per year, located in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul, known as Cerrado Project. The Cerrado project represents an important development in our long-term strategy, contributing to the expansion of our structural competitiveness, meeting the growing demand for hardwood pulp, and to our evolution in sustainability.
•In August 2024, we acquired a 15% minority stake in Lenzing Aktiengesellschaft (“Lenzing”) held by B&C and entered into a shareholders' agreement with B&C, which sets forth the key terms and conditions of this partnership, including: (a) Suzano's right to hold two seats on Lenzing’s Board of Directors; and (b) Suzano's right to change Lenzing’s control by acquiring an additional 15% stake in Lenzing shares held by B&C, through a mandatory public takeover offer process as established by Austria’s Takeover Act.
•In October 2024, we acquired the assets comprising integrated coated and uncoated paperboard manufacturing plants used for the production of Liquid Packaging Board and Cupstock, located in Pine Bluff, Arkansas, and Waynesville, North Carolina, both in the United States. Both assets were previously owned by Pactiv Evergreen Inc. and its affiliates (“Pactiv”).
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

There are two types of wood pulp: hardwood pulp and softwood pulp. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch, acacia, maple, oaks, beech trees and poplars, which have shorter fibers. Short fiber is generally best suited for the manufacture of products that require smoothness, brightness, uniformity and absorption properties, such as coated and uncoated printing and writing paper, tissue paper, specialty papers as image paper and décor laminate paper as well as packaging paperboard. Softwood pulp is produced using softwood trees (e.g. pine, spruce and fir) and is generally best suited for the manufacture of products that require greater durability and strength, such as kraftliner, newsprint, catalogues, boards, lightweight coated paper and tissue. However, paper producers may also substitute fibers used in the paper manufacturing process according to market availability by applying further processing, as refining mechanical treatment. The substitution depends on the raw materials and equipment available and the specifications of the final product. Pulp can be produced by integrated paper producers or by market pulp producers who sell the pulp to non-integrated or semi-integrated paper producers. In 2023, approximately 40% of global pulp virgin fiber consumption was “market pulp” (Hawkins Wright – The Outlook for Market Pulp (August 2024)); that is, pulp sold by pulp mills and bought by paper mills. We produce pulp for our own paper production (integrated pulp) and to sell to other papermakers (market pulp). We produce only hardwood pulp from our renewable forests of planted eucalyptus trees. Eucalyptus pulp is widely accepted among producers of printing and writing paper, specialty papers and tissue papers worldwide because of its properties and cash production cost, and it has represented an increasing percentage of the world production of hardwood pulp. Eucalyptus trees in Brazil have a shorter growth cycle than other hardwood trees (approximately seven years in Brazil) and higher yield per planted hectare.
Brazil’s competitive advantage is driven by the fact that Brazil has the fastest tree growth rates in the world and the highest productivity rate. Thus, we believe that we are among Brazilian pulp producers that have the lowest production cost in the global market.
The key drivers of global virgin pulp demand growth are packaging, tissue and special paper. According to Hawkins Wright these grades presented an average annual growth rate (AAGR) from 2013 to 2023 of 1.2%, 2.6% and 2.0%, respectively.
Paper consumption in China has been the main driver of demand growth over the past years. According to PPPC, global demand for pulp (including softwood pulp and hardwood pulp) and for tissue is expected to continue increasing in the following years.

Source: Pulp and Paper Products Council – PPPC S&D (December 2024).

Source: Pulp and Paper Products Council – PPPC S&D (December 2024).

Source: Pulp and Paper Products Council – PPPC (December 2024).

According to Hawkins Wright, in 2024, we were among the top ten market pulp producers in terms of capacity, with a combined 15% market share of chemical market pulp capacity.

Source: Hawkins Wright, December 2024.

Source: Pulp and Paper Products Council – PPPC S&D (December 2024).
Our Company
With 100 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, we were the largest producer of eucalypt pulp in the world and virgin market pulp in the world in 2024. As other Brazilian eucalyptus pulp producers, we have one of the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.
We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 43% of the printing and writing paper and 25% of the paperboard produced in Brazil in 2024.

Our structure includes administrative offices in Salvador and São Paulo, two integrated pulp and paper production facilities in the state of São Paulo (Suzano and Limeira units), a non-integrated paper production facility in the state of São Paulo (Rio Verde unit), an integrated pulp, paper and tissue facility in the state of Bahia (Mucuri unit), an integrated pulp and tissue facility in the state of Maranhão (Imperatriz unit), two paper facilities in the states of Pará and Ceará (Facepa), and FuturaGene, a biotechnology research and development unit. We also own pulp production facilities in the state of Espírito Santo (Aracruz unit), in the state of São Paulo state (Jacareí Unit), two units in the state of Mato Grosso do Sul (Três Lagoas unit and Ribas do Rio Pardo unit) and 50% equity participation in Veracel together with Stora Enso, an industrial unit located in Eunápolis (in the state of Bahia).
After we completed the acquisition of Kimberly-Clark's Tissue business, our structure also includes a tissue facility in the state of São Paulo (Mogi das Cruzes unit).
In October 2024, we completed the acquisition of an integrated paper production mill in Pine Bluff and an extrusion and conversion facility in Waynesville, in the US. Both assets were previously owned by Pactic Evergreen.
We own one of the largest distribution structures for paper and graphic products in South America, maintain a office in China and have subsidiaries in the United States, Switzerland, Argentina, and Austria.
Our eucalyptus pulp production satisfies 100% of our requirements for paper production, and we sell the remaining production as market pulp. As of December 31, 2024 our total eucalyptus pulp installed capacity was 14.4 million tons per year. The scale of our production capacity, the proximity of our planted forests to our mills and the integration of our pulp and paper production process allow us to benefit from substantial economies of scale and low production costs.
Our Limeira, Suzano, Rio Verde and Jacareí mills are located near the city of São Paulo, the largest consumer market in Brazil according to data from IBÁ and RISI. These mills are located approximately 150 km from the port of Santos, an important export hub. They can supply both domestic and international markets in a competitive manner.
Our Mucuri and Aracruz units are focused primarily on export markets. Mucuri is located approximately 250 km from Portocel, a port specialized in exporting pulp located in the state of Espírito Santo, in which Suzano holds a 51% stake, while Aracruz is located only three km from Portocel.
The Imperatriz unit, in Maranhão, is also focused primarily on export markets. Its gateway for the external market is the Port of Itaqui, 600 km far from Imperatriz. Exports are carried from our mill to the ports by train, which allows for very competitive transportation costs.
The Três Lagoas and Ribas do Rio Pardo unit, in Mato Grosso do Sul, are both focused on export markets, and most of its volume is transported by train to the Port of Santos, where all exporting volumes are shipped. The relatively short distances between our planted forests, our mills and most of our Brazilian customers or export facilities provide us with relatively low transportation costs.
Pulp and Paper
We manufacture a diverse range of eucalyptus pulp and paper products, including pulp utilized in our paper production processes and market pulp. Our sales encompass both domestic market and international. Our product portfolio includes coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp, and fluff pulp. Specifically within the printing and writing paper category, we offer various sizes and shapes, including cut paper for general purposes (cut-size), folio size, and reels. Our sales are not concentrated in any specific customer, in either the Brazilian or the export markets. As of December 31, 2024, one of our customers was responsible for 9.8% of the net sales of pulp segment (10.3% on December 31, 2023) and no customer was responsible for more than 10.0% of the net sales of paper segment on December 31, 2024 and 2023.

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
The management of our forests is the base that sustains our business, based on the planting and management of renewable forests, targeting of a competitive supply of wood through long-term planning and development and application of genetic improvements. As of December 31, 2024, we owned or leased approximately 3.2 million hectares of land, of which approximately 1.7 million hectares were used for eucalyptus cultivation and 1.2 million for forestry reserves, ensuring compliance with Brazilian law that determines the percentage of area required for legal and permanent preservation reserves, located mainly along the rivers. Remaining 0.2 million hectares are related to other uses such as roads. Our production units are in compliance with or exceed environmental standards – both Brazilian and international – for the production of pulp and paper.
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

Pulp Manufacturing
The pulp manufacturing process takes place in two stages:
The “Kraft” Cooking Process. The logs received in our pulp mills are first de-barked, if not already de-barked in the field, and chipped in small pieces. The wood chips are screened by size and then transferred with conveyors to the impregnation stage followed by a pressurization and feeding system to the digester where they are “cooked” with sodium sulfide and caustic soda. This “kraft” cooking process is known for minimizing damage to the pulp fibers and allows the recovery of chemicals, thereby preserving high uniformity and strength of the fibers for subsequent paper production or other uses. During the cooking process, the cellulose fibers are separated from lignin and other extractive to produce unbleached pulp fibers. The unbleached pulp is then screened, washed and submitted to a pre-bleaching stage where oxygen delignification takes place. The combination of Kraft cooking and pre-bleaching removes approximately 95% of the lignin. At this stage, the pulp can already be used for specific paperboard applications, such as in one of the paper machines at the Suzano mill. Although not our main product, unbleached pulp grades can be commercialized or used in specialty packaging papers or boards. The lignin and other by-products of the Kraft process form a substance known as “black liquor”, which is separated and pumped to evaporators to increase its solids concentration. Thereafter, the concentrated black liquor is burned in recovery boilers, where it serves as the primary fuel for generating steam and electricity to power the entire production process. Also, approximately 99.0% of the chemicals used in the kraft cooking process are recovered and reused within a closed-loop chemical recovery system, with only minimal makeup chemicals needed to compensate for losses.
Bleaching. To produce bleached pulp, the unbleached pulp is submitted to a chemical bleaching process. The bleaching process promotes further selective delignification and increases brightness of the fibers. This process consists of a series of medium-consistency bleaching stages in towers. In each bleaching tower a different mixture of bleaching agents is applied and after each stage, the pulp is washed. Three or four bleaching stages are required to obtain a fully bleached pulp. Our modern and low environmental impact bleaching processes are either elemental chlorine free (ECF) or total chlorine free (TCF). The bleaching process is designed to be harmless and may incorporate chlorine dioxide, sulfuric acid, caustic soda and hydrogen peroxide, without the use of elemental chlorine. At the end of the bleaching stages, the diluted bleached pulp, in its fluid state, is pumped to storage towers. Thereafter, the bleached pulp may be transferred directly to integrated operations in our own paper production or tissue paper facilities. We produce paper in the Mucuri, Suzano and Limeira mills and also supply slushed pulp to integrated paper producing customers in Jacareí (Ahlstrom) and Três Lagoas (Sylvamo Corporation). Our tissue paper production takes place in the Mucuri and Imperatriz mills. The majority of bleached pulp is, however, sold as raw material after being dried in high-capacity drying machines and converted into bales. In the Suzano mill, we are also producing dried pulp in rolls for fluff applications.
Paper and Tissue Paper Manufacturing
We produce (i) uncoated woodfree printing and writing paper at our Mucuri unit, Limeira unit, Suzano unit and Rio Verde unit; (ii) coated woodfree printing and writing paper at our Suzano unit and Limeira unit; (iii) paperboard at our Suzano unit and at our recently acquired Pine Bluff unit, in the US, and (iv) tissue papers at Mucuri, Maracanau, Cachoeiro do Itapemirim, Imperatriz, Mogi das Cruzes and Belém. We start the paper production process by sending the pulp to refiners, which increases the fibers’ resistance. The pulp slurry is then fed into the paper mill, where it is mixed with fillers and additives to provide the necessary properties required by paper grade and the end users. These additives include synthetic sizing, precipitated calcium carbonate, optical dyes, and others. During the paper and paperboard production, the sheet is formed, pressed and dried in a continuous process. At the end of the process, jumbo rolls are obtained and then converted into reels, folio sheets or cut-size paper. In the case of coated paper, the paper receives additional surface treatments with coating and additional drying before converting to reels or sized papers. Tissue papers are produced in dedicated tissue machines. Different from other paper machines, the tissue ones seek for other characteristics like softness, bulk and absorption. Tissue paper production requires very little additives and mechanical preparation of the fibers (refining) in special parameters, normally low intensity. Tissue papers are produced in dedicated tissue machines, different from other paper machines and seek for other characteristics like softness, volume and absorbance. Tissue paper production requires very little additives and mechanical preparation of the fibers (refining). The produced tissue paper mother rolls can be converted on site, converted in dedicated conversion units or sold.

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
Pulp Sales
Pulp Sales
The following table sets forth our Brazilian domestic and export sales of pulp for the periods indicated.

	For the year ended December 31,
	2024	2023	2022
	(in tons)
Suzano’s pulp sales volume
Brazilian	664,597	700,823	751,212
International	10,102,793	9,514,617	9,848,441
Total	10,767,390	10,215,440	10,599,653
Pulp Net Sales
The table below sets forth our pulp net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2024		2023		2022
	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Pulp net sales by geographic region
Domestic market (Brazil)	2,295.3	6.1	2,144.0	7.0	2,665.7	6.4
Foreign market	35,298.2	93.9	28,533.0	93.0	38,718.5	93.6
Asia	15,760.8	41.9	13,588.0	44.3	18,294.0	44.2
Europe	11,895.4	31.6	8,701.0	28.4	12,768.3	30.9
North America	6,965.7	18.5	5,682.0	18.5	7,055.6	17.0
Others	676.3	1.8	562.0	1.8	600.6	1.5
Total	37,593.5	100.0	30,677.0	100.0	41,384.2	100.0
Pulp Customers
In 2024, most of our sales were made under contracts to customers with whom we have a long-term relationship in the Brazilian and export markets. Most of our customers are tissue, printing and writing and specialty paper producers that value the high-quality pulp produced and the reliability of supply provided by us. The majority of deliveries to final customers during last year were made from our overseas terminals in the United States, Europe, – and direct shipments to Asia.

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
We have a diversified customer base for its pulp products. Our customers generally purchase their products using credit provided by us. We believe we have a good knowledge base to manage our credit risk portfolio through financial (letters of credit and insurance) and non-financial instruments (guarantees).
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
The table below sets forth our paper net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2024		2023		2022
	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Paper net sales by geographic region
Domestic market (Brazil)	7,278.6	74.2	6,719.0	74.0	5,858.9	69.4
Foreign market	2,531.2	25.8	2,358.0	26.0	2,587.7	30.6
Central and South America(1)	1.179,8	12.0	1,437.0	15.8	1,641.3	19.4
North America	914.2	9.3	476.0	5.2	608.7	7.2
Europe	355.8	3.6	302.0	3.3	325.5	3.9
Others	81.4	0.8	143.0	1.6	12.2	0.1
Total	9,809.8	100.0	9,077.0	100.0	8,446.6	100.0

(1)Excludes Brazil.
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

Similarly, the pulp industry seasonality pattern has been historically correlated with paper production. World paper production normally increases by the end of the summer vacations in the northern hemisphere, as well as during the Christmas and New Year holidays. In Brazil, specifically, paper demand increases in the second half of the year, mainly due to the production of notebooks and books for the beginning of a new school year, which begins in February, and, in some years, governmental programs such as the National Didactic Book Program (Programa Nacional do Livro Didático) purchases.
Compared to the pulp market, paper market has a larger number of producers and consumers and greater product differentiation. Although the price of paper is cyclical and historically tied to the price of pulp, with a slight time difference, it is generally considered less volatile than the pulp price. The main factors affecting the price of paper are economic activity, ability to expand production and fluctuation in exchange rates.
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
The management of our planted forests is a key resource for wood. For further information, see “Item 4.—Business Overview—Our Company—Pulp and Paper—Planting and Harvesting Forests.”
Energy
Our energy matrix is predominantly renewable, with biomass (classified as an energy resource in the forest energy biomass categories) serving as the primary source. The majority of our energy generation is derived from black liquor, a by-product of the pulp manufacturing process, produced through the kraft chemical recovery process utilized in our mills. This black liquor is burned in chemical recovery boilers, contributing significantly to our steam generation.
As secondary energy sources, we utilize bark, wood chips, and wood waste in our processes. These materials are used as complementary fuels to meet the energy requirements of our operations and are burned in auxiliary boilers. Consequently, our chemical recovery process enables us to generate energy in an environmentally friendly manner.
A substantial portion of our energy consumption is supplied by our own electricity generation. Several of our industrial plants are self-producers of energy, consuming the energy generated on-site and exporting surplus energy to the Brazilian national grid. The plants that produce 100% of the energy they consume include Mucuri (BA), Imperatriz (MA), Três Lagoas (MS), Veracel (BA), and our new factory of Ribas do Rio Pardo (MS).
Surplus energy from self-producing plants is allocated to other locations with energy deficits through contracts accounted for at the CCEE (Brazilian Energy Compensation Chamber).
We have undergone the certification process to issue the I-REC (International REC Standard) based on the renewable energy generated by the Três Lagoas (MS) industrial unit. This certificate represents the renewable generation attributes of one megawatt-hour (MWh) of energy produced from biomass and can be sold by the generator on the electricity market. In 2024, we commercialized a total of 337,915 I-RECs.

We also invest in energy efficiency and research and innovation, aiming to increase renewable energy generation by optimizing the use of our own resources. Over the years, we have reduced our consumption of fossil fuels.
In terms of energy efficiency, the chemical recovery process plays a crucial role in pulp and paper production. This process is consistently emphasized in our actions, and we have developed several projects focused on energy efficiency at our industrial plants. We have set a long-term goal to increase our renewable energy exports to the national grid by 50% by 2030 (baseline 2018). In 2024, we exported approximately 1,521 GWh of energy.
In 2024, our energy matrix consisted of 88% renewable sources. Non-renewable sources represented 12%, with natural gas being the most significant source, primarily used in the lime kiln process, as well as diesel oil used in forestry, logistics, and transportation.
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
Transportation
The cost of transportation of pulp and paper products to the consumer market is an important component of our competitiveness. In the years ended December 31, 2024, 2023 and 2022, logistics costs accounted for 21.3% 19.5% and 21.5% of our cost of goods sold and selling expenses, respectively.
Our scale of production, the proximity of planted forests to our pulp mills and planted forests in relation to our factories and the integration of the processes of pulp and paper production gives us substantial economies of scale and lower production costs. Suzano, Rio Verde and Limeira units, in the state of São Paulo, are strategically located near our major customers for paper products and approximately 150 kilometers from the port of Santos. The Mucuri unit, which primarily services the external market, is strategically located approximately 250 kilometers from Portocel, a port that specializes in the exportation of paper and pulp, and approximately 320 kilometers from the port of Vitória. The Imperatriz unit, in Maranhão, which also primarily services the external market, is located approximately 600 kilometers from the port of Itaqui. The proximity of our forests, factories, Brazilian clients and ports allows us to enjoy relatively low transportation costs, which, in turn, provides a competitive cost structure for exports.
In addition, the Brazilian market may take advantage of Jacareí mill’s proximity to São Paulo and Rio de Janeiro, while the Aracruz mill has the one of the best logistics in the industry, approximately three kilometers to the Portocel port facility. The Três Lagoas and the Ribas do Rio Pardo mills are located near the “Malha Paulista” railway in the southeast of Brazil, ensuring the cost competitiveness of this mill, although distance from the port is approximately 750 and 850 kms.

Port Operations
The pulp produced for export is shipped in two ways: as break bulk cargo on dedicated ships and as containerized cargo through partial service via long-term maritime charter contracts or spot contracts to Suzano's terminals abroad, and then delivered to customers. We conduct operations in the port of Itaqui, (state of Maranhão), port of Santos (state of São Paulo) and port of Barra do Riacho (namely Portocel - state of Espírito Santo).
Port of Itaqui
The port of Itaqui is located on the coast of the state of Maranhão. From this port, we exported in 2024 pulp produced at the Imperatriz mill, which is located approximately 600km away from the port of Itaqui, where we have a warehouse of 73,000 tons, and a berth of vessels up to 225m of Length of Overall (LOA), 76.500 ton of DWT (Deadweight Tonnage) and 15m of draft. The berth is managed by EMAP and we have preferential berthing rights.
Port of Santos
The port of Santos is located on the coast of the state of São Paulo. From this port, we export pulp produced at the Jacareí/SP, Limeira/SP, Três Lagoas/MS and Ribas do Rio Pardo/MS units, which are located approximately 150, 250, 750 and 850 kilometers away from the port of Santos, respectively. Through a concession, we operate terminal 32 (T32) of the port of Santos and at Vertere (DP World Santos). We conducted an expansion process, complete in 2024, in both ports to attend the demand from a new mill in Ribas do Rio Pardo (Cerrado Project). At Terminal 32, we have expanded our infrastructure by adding two additional railway lines, bringing the total to four, and have installed a new portico. At the DP World facility, we have enhanced operational capabilities by incorporating two overhead cranes into the new warehouse. The containerized pulp is exported using third-party terminals designated by the shipping companies.
Paper produced by us for export is mainly shipped out of the port of Santos, which is located approximately 80 kilometers from the Suzano unit and about 250 km from the Limeira unit, where most of the paper production designated to export markets comes from. We also operate with containers at the port of Santos, mainly used in the paper and fluff business.
Portocel
The pulp produced for export at the Aracruz, Mucuri and Veracel pulp mills is shipped out of the port of Barra do Riacho (Portocel), which is located approximately three kilometers, away from Aracruz, approximately 250 kilometers away from Mucuri and 260 nautical miles, from Veracel’s barge terminal. We own 51% of Portocel, the company that operates the port terminal of Aracruz. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer.
The Portocel is a modern facility that has the capacity to handle approximately 7.5 million metric tons of pulp and wood per year, from their owners and other players, and different types of material like aluminum, steel coils, granite and project cargo. Warehouse facilities at Portocel are capable of storing approximately 220,000 metric tons of pulp (static storage).
Marketing and Distribution
We have our own sales teams for our pulp and paper business units, which sell our products in both the Brazilian and international markets, to final consumer or distribution intermediaries. We sell our products in both the Brazilian and export markets. In the years ended December 31, 2024, 2023 and 2022, 79,8%, 77.7% and 82.9%, respectively, of our net sales from market pulp and paper products was attributable to sales made outside of Brazil. Domestically in Brazil, we have a sales staff consisting of employees operating in various regions of Brazil.

Pulp
Our pulp business unit’s commercial strategy is based on three pillars: strong relationships, long-term partnerships and differentiated services. To ensure proximity with our national and international customers and to ensure that our products are tailored to their needs, we use a Brazilian sales team, which services Latin America, and local sales teams in the United States, Austria, China and Singapore. In Brazil and in each of our international offices, we have technical assistance departments that focus on our customers’ needs, with the purpose of providing our customers with smart technical solutions for their transition from other types of fiber to eucalyptus fiber. We organize annual technical workshops, in Brazil and in each of the countries where we operate, to share with our customers and international offices our innovative initiatives, technical developments and market strategy.
Paper
In 2024, 74.2% of our paper net sales were made to the Brazilian market. In order to better serve this market, we have divided it into five categories, designing different commercial and marketing strategies for each segment:
•Packaging: this is the main end use of our paperboard sales and involves production of packaging for the pharmaceutical, cosmetic, toys, clothing, shoes, food, beverage, hygiene, and cleaning industries. We also serve liquid packaging and food service segments of paperboard, through our Pine Bluff mill in the US.
•Advertising and Catalogs: this segment mainly involves coated paper sales and production of promotional flyers, catalogues, displays and signs;
•Books: this segment accounts for the production of books, educational textbooks, magazines and newspapers and involves the sale of all of the paper types that we produce (coated, uncoated and paperboard);
•Notebooks: this segment involves the production of notebooks and diaries in both the local and export markets, and uses uncoated paper and paperboard;
•Copy Paper: this segment encompass office end uses and retail channel, which involves the commercialization of uncoated paper in cut-size format (e.g., letter and A4 sizes) in stationery stores and self-service businesses.
To serve the first four categories listed above, we use various distribution channels: we directly sell large paper volumes to publishers and converters, and sell small paper volumes both indirectly through publishing distributors and directly through our sales team spread across Brazil. In the copy paper segment, we sell indirectly through paper distributors and directly through our call center, e-commerce, or commercial team for customers with large volumes.
We own distributors for our paper and graphic products, one in Brazil, one in Argentina, Stenfar S.A.I.C. Importadora y Exportadora and (Stenfar), and one in Ecuador, Suzano Ecuador. For Brazilian distribution, we rely on four regional distribution centers: one in São Paulo, one in Serra (Espírito Santo) and one in São José dos Pinhais (Paraná), as well as our local distribution centers, in the cities of Campinas and Ribeirão Preto (state of São Paulo), Belém (state of Pará), Brasília (federal district), Campo Grande (state of Mato Grosso do Sul), Cuiabá (State of Mato Grosso), Londrina (state of Paraná), Fortaleza (State of Ceará), Goiânia (State of Goiás), Manaus (State of Amazonas), Porto Alegre (State of Rio Grande do Sul), Recife (state of Pernambuco), Rio de Janeiro (state of Rio de Janeiro), Salvador (state of Bahia), Uberlândia (state of Minas Gerais), Belo Horizonte (state of Minas Gerais), and a newly inaugurated local distribution center in Chapecó (State of Santa Catarina).
In October 2024, we completed the acquisition of two new assets in the US from Pactiv Evergreen, an integrated paperboard mill, in Pine Bluff, and an extrusion and conversion facility in Waynesville. These assets allow us to distribute those products locally and export them to foreign markets from the US.

Other than distributing our own line of paperboard and printing and writing paper, we also distribute other product lines to reach the graphics, editorial and consumer segments and to public agencies. In Argentina, Stenfar is a company-owned distributor of paper and computer supplies operating in Argentina, through which we conduct such distribution operations. Stenfar has been operating for more than 58 years and has an important and active presence in the market, located in Buenos Aires. Stenfar services the graphics, editorial and consumer segments and public agencies, working with printing and writing paper, paperboard and computer supplies.
In Ecuador, Suzano Ecuador is a wholly-owned subsidiary that operates as a paper distributor. Through Suzano Ecuador, we conduct our distribution operations in the country. Suzano Ecuador commenced its operations in 2023, and since then, we have been expanding our presence in the market.
In addition to providing a more comprehensive portfolio of services and products to our customers, our distribution operations in Brazil, Stenfar's distribution operations in Argentina, and the establishment of Suzano Ecuador reflect our commitment to improving our distribution channels. By expanding our network, we aim to benefit our clients directly by increasing proximity and agility in meeting their needs.
Alongside our own lines of paperboard and writing and printing paper, we also distribute other complementary product lines not produced by us, catering to the graphics, publishing, consumer, converter, and government entities segments.
Competition
The pulp industry is highly competitive. The top 20 producers currently supply approximately 79,2% of the global virgin market pulp capacity according to Hawkins Wright (December 2024). We face substantial competition from numerous producers of paper and hardwood market pulp, including major Brazilian producers, such as Bracell, Eldorado, CMPC and Celulose Nipo Brasileira S.A. (Cenibra). Many factors influence competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals, logistics and labor, and exchange rate fluctuations. Latin American pulp producers have structural cost advantages over other global competitors, mainly in North America and Europe, due to their shorter harvest periods and higher land productivity, which is only partially offset by geographical distance from the end markets. Many of our Latin America competitors enjoy cost advantages similar to ours, including low production costs, and have access to similar sources of funding to finance their expansion projects.
The international pulp and paper markets are highly competitive and involve a large number of producers worldwide. As a vertically integrated pulp and paper producer, we compete not only with other vertically integrated pulp and paper producers, but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do and enjoy lower financing costs. However, as the largest producer of eucalyptus pulp and virgin market pulp in the world in 2024, according to Hawkins Wright, we maintain our competitive advantage by keeping production costs low, maintaining long-term contracts with our customers and vertically integrating our operations.
Sustainability Strategy
We guide our sustainability strategy based on Material Topics identified through a comprehensive study that combines the perspectives of various stakeholders — those with interests in the sectors in which we operate — with key topics for our business, such as Water and Effluents, Biodiversity, Emissions and Climate Change, Waste and Hazardous Materials, Certifications, Relationship with Communities, Product Design and Life Cycle Management, Supplier Management. In determining materiality, we follow internationally recognized guidelines, such as the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). Furthermore, all of our Material Topics are in line with the United Nations (UN) SDGs.
In our business, we make innovation and sustainability go hand in hand to transform renewable raw materials from trees into innovative and sustainable bioproducts for billions of consumers in over 100 countries. We strive to be an agent of change and develop solutions to face the challenges of our society.

Guided by our Commitments to Renewing Life, we leverage our role in the value chain and society. These are a set of 15 goals, in line with the SDGs, representing a strategy created collaboratively, considering the views of hundreds of people, from different stakeholder groups They lead us to make significant changes in the way we produce, consume and relate to the world today, contributing to a regenerative economy.
Our non-financial information is reported annually and is limited assured by an independent third party. The Sustainability Report and Sustainability Center were published prior to the 2025 General Assembly, in accordance with major sustainability reporting frameworks, including the Global Reporting Initiative (GRI), the principles of International Integrated Reporting Council (IIRC), Resolution 59 of the Brazilian Securities and Exchange Commission (CVM, in Portuguese), and the SDGs. Our Sustainability Report includes metrics from the Sustainability Accounting Standards Board (SASB) for the Pulp & Paper Products, Forest Management, and Containers & Packaging sectors, it considers the International Financial Reporting Standards S20 guidelines for Climate-Related Disclosures (IFRS S2), by the International Sustainability Standards Board (ISSB), which incorporated the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). Our Sustainability Report, is not incorporated by reference in this annual report on Form 20-F.
Focusing on priority ESG ratings, in 2024, we achieved the following results: MSCI rating "BB"; platinum medal on EcoVadis, continuing as one of the best rated companies in the world; scored "B" f Climate Disclosure Project (“CDP”) in Forest and Water transparency and "C" in Climate Change; and rating for “Low Risk” on Sustainalytics.
We have secured funding through sustainability linked financing, including Green Bonds (securities linked to the use of proceeds for projects with environmental additionality), Sustainability Linked Bonds (“SLBs”), and Sustainability Linked Loans (“SLLs”) (bonds and loans linked to sustainability performance targets). As the first company in the Americas and the second globally to issue an SLB, in 2020, Suzano has remained focused on the sustainable finance agenda. In 2025, we will continue to focus on new opportunities and innovation, in line with our public sustainability commitments. As of the end of 2024, 46% of our debt was composed of sustainable financial instruments.
In 2024, we debuted in a new market by becoming the first non-governmental and non-financial company in the Americas to issue in the Chinese market, in the so-called Panda Bonds, with a green classification. These funds will be entirely allocated to certified eucalyptus planting in Brazil. This initiative reaffirms our focus on diversifying funding sources, seeking more competitive alternatives, accessing new investors in the second most liquid capital market in the world.
We also maintain our policy of incorporating sustainability criteria into our investment analysis, considering our set of 15 sustainability goals along with the financial parameters, as well as the internal carbon price and the shadow carbon price.

Environmental Matters
General
We are committed to produce pulp and paper with efficiency and with the lowest impact on natural resources and the environment. Our continuing goal is to increase our positive impacts, while avoiding and mitigating adverse impacts on the environment by controlling our emissions, preserving biodiversity and by fully complying with Brazilian environmental regulation, legislation and recognized international standards.
Our industrial units are ISO 14001 certified, which attests to our environmental management system, except for Tissue mills (Belém, Maracanaú, Cachoeiro and Mogi Unit) and Suzano Packaging US. We also have received other certifications, including ISO 9001 and ISO 45001.

Our forests units are certified by the Forest Stewardship Council® (FSC® -C010014) and the Programme for the Endorsement of Forest Certification (PEFC 28-32-63), including controlled sources. Both FSC and PEFC seals attests our responsible forest management. These seals were created by different multisector international organizations, have strong international recognition and are also labeled in several of our products and our clients’ products. We reinforce our commitment to establish plantations exclusively in areas previously anthropized by other uses whose conversion has not occurred under our responsibility, committing to a zero-deforestation policy.
Our environmental commitments are supported and monitored by relevant organizations and coalitions such as the UN Global Compact, Climate, Forest and Agriculture Brazilian Coalition, the Alliance for the restoration of the Amazon and One Trillion Trees (1t.org), among others. We also have a strong commitment to community service and participate in and fund a variety of projects, including projects supported by Instituto Ecofuturo, a non-governmental organization that we have created and sponsor, whose purpose is to generate and share knowledge and practices that contribute to creating a culture of sustainability.
Water
We have a goal of reducing specific water withdrawal in our industrial units by 15% by 2030, linked to SDG 6. Considering the expected curve until 2030, we defined each mill’s internal annual and monthly targets and monitor monthly each mill’s internal targets, mapped out best practices, replaced equipment to enhance water efficiency and used recovered water in machines. To reinforce the topic’s governance priority, we defined targets linked to variable remuneration to the COO, Industrial Officers and lower positions. In 2024, we already achieved 73% of the target set out for 2030.
Solid Waste and Wastewater
The treatment of effluents in all industrial units is carried out in our own Effluent Treatment Plants and includes primary (physical) and secondary (biological) treatment. The biological sludge generated at the effluent treatment plants has been treated in different eco-efficient ways. In addition to complying with the applicable rules on solid waste, our mills have a waste management plan and operational procedures. Waste management includes daily monitoring and forums focused on reducing solid waste generation, increased recycling and internal reuse and reduction of shipment to landfills. The mills also receive internal and external audits.
In 2020, we announced an ambitious goal to reduce the industrial waste sent to landfills by 70% by 2030. In 2024, our units in Limeira, Jacareí, Rio Verde and Mogi das Cruzes continued to maintain their performance of not sending waste to landfills. One of the major highlights of the year was the consolidation of the composting project at the Mucuri/BA unit, which reduced the unit's indicator by almost 10%.
Biodiversity
We are committed to a zero deforestation policy and adoption of best forest management practices, as defined by the Forest Stewardship Council (FSC). Therefore, our eucalyptus plantations co-exist interleaved with areas destined for biodiversity conservation - the mosaic landscapes approach, favoring the connection of native fragments and the establishment of ecological corridor. Our forest management practices follow all the legislation, standards and commitments undertaken. Also, being certified by international widely recognized standards, the FSC and the PEFC, both auditable certification schemes.
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
The scope of the target to preserve biodiversity considered our representativeness extent and territorial influence, focusing on the priority areas for the biodiversity conservation in Brazil, going beyond our properties. We have committed to “connect half a million hectares of priority areas for the conservation of biodiversity in the Cerrado (Brazilian Savannah), Atlantic Forest and Amazon” by 2030, measuring yearly the connected fragments (in hectares) and other benefits.

Climate Change
With one of the largest forest bases in the world, we understand our role in fighting climate change and constantly seek to expand our environmental performance and engagement. Together, native forests and eucalyptus plantations contribute directly to removing and storing CO2 from the atmosphere. Therefore, we are committed to doing more than reducing direct and indirect emissions from our value chain. Our purpose is to remove significant additional amounts of carbon from the atmosphere, thus mitigating the effects of the global climate crisis.
Our starting point for measuring our actions is the Greenhouse Gas Inventory, a tool developed through internally established procedures and recognized methodologies (such as the Greenhouse Gas Protocol) and verified by a third party, which annually accounts for Suzano's total emissions (Scope 1, 2 and 3) and removals.
Using the Greenhouse Gas Inventory tool, it is possible to assume and monitor the long-term goals below:
•Removing 40 million tons of CO₂ equivalent from 2020 to 2025; and
•Reducing the intensity of carbon emissions (Scopes 1 and 2) by ton of product produced (tCO₂eq/t) by 15% by 2030.
The current emissions intensity target of a 15% reduction is in accordance with international standards, according to three methodologies: Transition Pathway Initiative (TPI), Baringa and Truecost. Since joining the Science Based Targets Initiative (SBTi), we have been working on establishing direct and indirect (scopes 1,2 and 3) emissions reduction target aligned with the 1.5 °C scenario.
We also take part in the Climate Action 100+ initiative, led by investors. We report to CDP and seek to ensure that our public climate-related information is in line with global climate reporting best practices, such as IFRS S2, TCFD, GRI and SASB.
Our Board of Directors, supported by the Sustainability Committee, directly oversees the opportunities and risks associated with climate change. Reflecting the growing importance of this issue within our Company, a portion of the variable compensation of the our directors and below positions is linked to sustainability and climate goals. The topics chosen for the goals relate to both emissions reduction initiatives and decarbonization projects, as well as the project to remove carbon from the atmosphere.
Climate change and its potential effects are considered one of our priority risks to our operations. To this end, we have a structured system in place for assessment, treatment (i.e., response to risk), monitoring and reporting. Our assessment of the potential physical impacts of climate change, as well as those arising from the transition to a low-carbon economy, is conducted on an ongoing basis and will continue to evolve. The data is used to calibrate harvest and planting planning models and to review the assessment of co-related climate risks to define new specific action plans, when necessary.
In 2024, we began using a new model for financial quantification of climate risks. We seek to calculate the future financial impact of the potential materialization of the main risks to which our assets and operations are exposed. As a first step, we carried out a pilot project that covered our entire operation in the northern region of Brazil and several of our corporate areas, providing important intel. These results will be used to scale and expand this new methodology to our other assets, initially providing the Company internally with relevant information to increase resilience and adaptive capacity in the face of different climate scenarios and provide feedback on business strategies. This project aims to prepare us to comply with future regulation.
We also prioritize the use of renewable energy, as approximately 88.2% of the energy we use comes from renewable fuels (such as black liquor and biomass). We are self-sufficient in the Mucuri, Imperatriz and Três Lagoas units in terms of energy needs and some mills are even selling surplus energy back to the grid. In 2024, 1,521,199 MWh of renewable electric energy were supplied to the public grid from these units.

Carbon credits
We are engaged in the certification of ongoing carbon credit projects, including the Horizonte de Carbono Project, which focuses on restoring degraded areas through reforestation with native and eucalyptus trees. On March, 2023, Verra, our certifier, completed the validation and verification of 1.9Mt CO2e for the Horizonte Project (VCS ID 3350). Of this amount 1.7 million metric tons of CO2e are eligible for credit issuance.
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
The preparation of an environmental impact study and its corresponding environmental impact report, or EIA/RIMA, is required for purposes of licensing activities with significant environmental impact. In any such event, the company is required to pay a compensation fee for negative environmental impacts caused by the relevant project. This fee can amount to up to 0.5% of the total cost of the project. Since most of our main activities began before the enacting of the law that established the environmental compensation fee, we were not required to pay such compensation in those cases (projects performed before the year 2000). However, the activities started after the enactment of the National System of Conservation Units – SNUCs law are subject to the obligation to pay environmental compensation. Therefore, new projects may require additional investments to compensate for the environmental impact.
Our licenses and permits for the operation of our plants require, among other things, that we periodically report our compliance with environmental laws, regulations and standards. With regard to our plans, we are currently either (i) in compliance with all operating and environmental licenses or (ii) in the process of renewing these licenses.

Our forestry activities are regulated by the Brazilian federal government and the state governments of the states of São Paulo, Bahia, Espírito Santo, Minas Gerais, Mato Grosso do Sul, Piauí, Tocantins and Maranhão. The planting and harvesting of trees can only be done in accordance with a project previously approved by the state agencies, except for the States of São Paulo and Mato Grosso do Sul, where a forestry license is not required. Furthermore, in observance of the new Forestry Code (Federal Law n. 12.651/2012), we must keep at least 20% of our rural landholdings covered with native forests or replanted with native plant species as a Legal Reserve (Reserva Legal). Legal Reserves must be registered with a new registry system named the Rural Environmental Registration (CAR – Cadastro Ambiental Rural). In such system, the land owners shall provide information on all the environmentally protected areas to the supervisory agency. However, this restriction increases to 35% in the Cerrado biome and up to 80% in the Amazon forest biome. Also, according to federal law, native vegetation from areas along rivers and other water bodies as well as steep slopes and hilltops are to be treated as Permanent Preservation Areas, which are essential to the conservation of water resources, scenery, animal, human and plant health, biodiversity and soil in the area. Our forestry operations are in compliance with all applicable laws and regulations. See “Item 4. B ─ Environmental Matters.”
Our operations are subject to various environmental laws and regulations, including those relating to air emissions, effluent discharges, solid waste and reforestation. In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines, imprisonment and confinement, in the case of individuals, to fines, restriction orders or dissolution, in the case of legal entities. In addition, administrative sanctions that can be imposed include, among others:
•fines that may reach up to R$10 million if operating without a license and R$50 million in the case of severe environmental damages;
•partial or total suspension of activities;
•forfeiture or restriction of tax incentives or benefits; and
•forfeiture or suspension of participation in credit lines with official credit establishments.
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
Using advanced technology, our operations comply with applicable Brazilian laws and regulations, and we believe that we also meet all recognized international standards determined by institutions and agreements to which we or Brazil are signatories. In the past five years, we have not received any administrative penalties or warnings that might be considered relevant or material fines that might be considered relevant in respect of violations of Brazil’s environmental laws or policies.
Insurance
We believe that we maintain adequate insurance coverage for our facilities related to our operational, commercial and business risks. Consistent with industry norms and practice in Brazil, we do not maintain insurance coverage for fire and other risks to our planted forests. Nonetheless, we adopt a series of measures, such as maintenance of a firefighting brigade and keeping the lanes between our production units of eucalyptus trees unobstructed, which historically has significantly prevented the spread of fires. With these initiatives, in 2024 we achieved an average response time to fires of 30 minutes from identification to fighting. We use the amounts we would otherwise pay as premiums for fire insurance to implement preventive and safety measures, such as installing fire towers and fire control equipment and training firefighting personnel. It is our policy to maintain insurance coverage for our inventory of wood.

Organizational Structure
The following chart shows our corporate structure as of December 31, 2024.

										5.8%		Bem Agro Integração e Desenvolvimento S.A. (Brazil)
	100%		Suzano Ventures LLC (USA - Delaware)								▶
▶

												13.9%		Simplifyber (USA)
	100%		FuturaGene Ltd. (England)						▶				▶
▶

										5.0%		Nfinite Nanotechnology Inc. (Canada)
▶
				49.9%		Ibema Companhia Brasileira de Papel (Brazil)
▶

										100%		FuturaGene Delaware Inc (USA)			100%		FuturaGene Israel Ltd. (Israel)
											▶					▶
	100%		Suzano Operações Industriais e Florestais S.A. (Brazil)
▶

▶
SFBC Participações Ltda. (Brasil) (Brazil)
100%
▶

										100%		FuturaGene Inc (USA)
▶
				100%		Suzano International Finance B.V. (Netherlands)
▶

	100%		Paineiras Logística e Transportes Ltda. (Brazil)
▶

				100%		Suzano Ecuador S.A.S. (Equador)
▶

	100%		Mucuri Energética S.A. (Brazil)
▶

	100%		Maxcel Empreeendimentos e Participações S.A. (Brazil)	100%		Itacel - Terminal de Celulose de Itaqui S.A. (Brazil)
		▶			▶

	100%		Suzano Austria GmbH (Austria)
▶

Suzano S.A. (Brazil)	100%		Suzano Pulp and Paper America, Inc (USA)
▶

Biomas - Serviços Ambientais, Restauração e Carbono Ltda (Brazil)
16.66%
▶

	100%		Suzano Pulp and Paper Europe SA (Switzerland)
▶

	100%		Suzano Material Technology Development Ltd (China - Shanghai)
▶

	100%		Suzano Shanghai Ltd. (China)			Suzano Canada Inc. (Canada - BC)		Fibria Celulose (USA) Inc. (USA - Delaware)		Lenzing (Austria)			Suzano Packaging LLC (USA)			Woodspin Oy (Finland)				Suzano Finland Oy (Finland)
▶

	100%		Suzano Shanghai Trading Ltd. (China)			▲		▲				▲		▲			▲	▲		▲
		▶																50%
												15%	100%

	100%		STENFAR S.A.U. (Argentina)		F&E Technologies LLC (USA - Delaware)		Ensyn Corporation (USA - Delaware)		Suzano Trading International KFT (Hungary)			Suzano International Trade GmbH (Austria)			CelluForce Inc. (Canada)			Spinnova Plc (Finland)
▶

						▲	▲			▲		▲				▲			▲
					50%	100%	24.80%	100%	100%			100%			8.28%		50%	18.78%		100%

			100%		100%		100%		51%			50%			100%			100%		100%
			▼			▼	▼		▼			▼			▼			▼		▼
			Fibria Terminal de Celulose de Santos SPE S.A. (Brazil)		F&E Tecnologia do Brasil S.A. (Brazil)		Projetos Especiais e Investimentos Ltda. (Brazil)		Portocel - Terminal Especializado de Barra do Riacho S.A. (Brazil)			Veracel Celulose S.A. (Brazil)			Suzano Singapore pte. ltd. (Singapore)			Suzano International Holding B.V. (Netherlands)		Suzano Netherlands B.V.(Netherlands)

		Suzano Holding S.A.			David Feffer
◀

	Total ON: 29.1%			Suzano Holding 18.1% -ON 17.9% -PNA 18.1% -PNB Total: 18.0%

		David Feffer			Daniel Feffer

	Total ON: 4.2%			Suzano Holding 18.1% -ON 17.8% -PNA 18.1% -PNB Total: 18.0%

		Daniel Feffer			Ruben Feffer

	Total ON: 3.8%			Suzano Holding 18.1% -ON 17.5% -PNA 18.1% -PNB Total: 17.9%

		Jorge Feffer			Mikhael Henriques

	Total ON: 3.8%			Suzano Holding 9.1% -ON 8.9% -PNA 9.1% -PNB Total: 9.0%

		Ruben Feffer			Izabela Henriques

	Total ON: 3.7%			Suzano Holding 9.1% -ON 8.9% -PNA 9.1% -PNB Total: 9.0%

		Alden Fundo de Investimento			Janet Guper

	Total ON: 2.0%			Suzano Holding 6.9% -ON 7.2% -PNA 6.9% -PNB Total: 7.0%

Suzano S.A. (Brazil)		Related Parties			Lisabeth S. Sander

	Total ON: 2.2%			Suzano Holding 6.9% -ON 4.8% -PNA 6.9% -PNB Total: 6.1%

		Management			Outros

	Total ON: 0.4%			Suzano Holding 13.7% -ORD 17.0% -PNA 13.7% -PNB Total: 15.0%

Treasury

Total ON: 2.0%

Outros acionistas

Total ON: 48.8%

Property, Plant and Equipment
Eucalyptus Planted Forests
General
One of our greatest strengths is that we are a fully integrated low-cost producer of pulp and paper. That is due, in part, to the low cost of cultivating and processing eucalyptus trees compared to other species. As shown in the illustration below, the short growth cycle of our eucalyptus trees — seven years — presents a significant competitive advantage in relation to the costs associated with other fibers. For more information about our low wood costs, see “Item 4.B — Raw Materials — Wood.”
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
The table and chart below set forth the location and capacity of our planted eucalyptus forests as of December 31, 2024:

State	Planted Area (thousand hectares) (3)	Conservation Area (thousand hectares)	Other (thousand hectares)	Total (thousand hectares)
São Paulo	217	140	19	376
Minas Gerais	14	32	1	48
Rio de Janeiro	1	1	—	2
Mato Grosso do Sul	739	327	70	1,136
Bahia(1)	274	210	28	512
Espírito Santo	156	114	16	286
Rio Grande do Sul	—	1	—	1
Amazonas, Tocantins, Maranhão, Pará, and Piauí	250	372	47	669
Total(2)	1,651	1,198	182	3,031

(1)Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern Bahia State.
(2)Excludes forestry partnership program of 116 thousand hectares.
(3)Planted Area includes mapped areas ready for silviculture, including those not yet planted or recently harvested

Map of location of eucalyptus planted forests
Assisted Growth
For new plantings, we use both seeds and clones selected for their characteristics, such as height and diameter, productivity per hectare, lack of branches below the crown, suitability to local soil and climate conditions, and resistance to disease. Saplings grown from selected seeds and clones are initially cultivated inside climate-controlled greenhouses. These saplings are then transferred to outdoor nurseries, where they are allowed to grow and after which they are moved to be planted.
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

Plant Locations and Capacity
We produce pulp and paper products from 12 facilities consisting of: (i) two integrated pulp and paper production facilities in the state of São Paulo (the Suzano and Limeira units) including fluff production, (ii) a non-integrated paper production facility in the state of São Paulo (the Rio Verde unit), and a Market Pulp production in the state of São Paulo (Jacareí unit), (iii) an integrated pulp, paper and tissue facility in the state of Bahia (the Mucuri unit), (iv) an integrated pulp and tissue facility in the state of Maranhão (the Imperatriz unit), (v) two market pulp production in the state of Mato Grosso do Sul (Três Lagoas and Ribas do Rio Pardo unit), (vi) a market pulp production in the state of Espírito Santo (Aracruz unit) and (vii) two non-integrated tissue paper production in the states of Pará and Ceará (Belém unit and Fortaleza unit) (viii) non-integrated tissue facilities (Mogi das Cruzes - Old Kimberly Clark). The following table identifies our pulp and paper mills and sets forth the nominal total volume of the production capacity at each mill, as of December 31, 2024.

Unit/Location	Major Products	Production Capacity (in thousand tons per year)
Mucuri unit — Bahia	Integrated Pulp	260
	Market Pulp	1,480
	Paper	250
	Tissue	60
Suzano unit — São Paulo	Integrated Pulp	450
	Market Pulp	70
	Fluff(1)	100
	Paper(1)	550
Limeira – São Paulo	Integrated Pulp	290
	Market Pulp	400
	Paper	400
Rio Verde — São Paulo	Non-integrated Pulp	—
	Market Pulp	—
	Paper	50
Imperatriz unit	Integrated Pulp	60
	Market Pulp	1,590
	Paper	—
	Tissue	60
Tissue Facepa (Belém & Fortaleza)	Non-integrated Pulp	—
	Market Pulp	—
	Tissue	30
Ribas do Rio Pardo	Market Pulp	2,550
Aracruz – Espírito Santo	Market Pulp	2,340
Três Lagoas – Mato Grosso do Sul	Market Pulp	3,250
Jacareí – São Paulo	Market Pulp	1,100
Veracel (2) – Bahia	Market Pulp	560
Mogi das Cruzes	Tissue	130

(1)Flexibility to produce either fluff pulp or printing and writing paper.
(2)Represents 50% of the annual production capacity and production of Veracel’s pulp mill.
ITEM 4.A. UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements, as well as with the information presented under “Presentation of Financial and Other Information” and “Item 3. Key Information — A. Financial Data.”
The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors.”
Overview
With 100 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, we were the largest producer of eucalyptus pulp and virgin market pulp in the world in 2024. In common with other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.
We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 43% of the printing and writing paper and 25% of the paperboard produced in Brazil in 2024.
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
Pulp Segment
The hardwood pulp market experienced different dynamics in each quarter of 2024 influenced by unplanned events, new production capacities, and changes in global economic conditions. The year began with paper production exceeding expectations and low pulp inventories, leading to a supply that fell short of demand and creating favorable conditions for price increases. As the months gone by, a gradual normalization of supply was observed, driven by the introduction of new capacities, despite unscheduled downtimes. The replacement of softwood pulp with hardwood pulp was a significant trend that gained even more traction in the final months of the year due to the widening spread between the prices of these fibers.
In China, the year began with high paper production across all segments, but papermakers faced tight margins and struggled to pass on the increased costs of pulp. In the second half of the year, the launch of new projects, such as Suzano's Ribas do Rio Pardo Unit and Liansheng in China, combined with a normalization of supply with fewer unplanned downtimes, resulted in a greater availability of hardwood pulp. This, coupled with the squeezed margins of papermakers, led to a decline in demand in China and a reduction in prices that began in August. At the end of the year, demand stabilized due to the strong pace of paper production and improved margins for paper producers, which were able to raise the prices of finished products due to the temporary exit of a major integrated producer of paperboard and printing and writing papers from the market.

In the European market, the consumption of hardwood pulp was influenced by seasonal factors and the crisis in the Red Sea, which affected the import of finished paper products, encouraging local paper production that, in turn, boosted the demand for pulp in the region. Following the first half of the year, when the demand for pulp in Europe surpassed expectations, there was a decline during the European summer, consistent with historical seasonal patterns. Subsequently, demand returned in the last months of the year due to the replacement of softwood pulp for hardwood pulp. In North America, the sanitary paper market remained healthy throughout the year, despite economic uncertainties and inflation.
With regard to pulp supply, 2024 was a year of gradual normalization following an initial period characterized by supply restrictions due to strikes in Finland and Chile, an earthquake in Taiwan, floods in southern Brazil, and accidents at facilities in Finland and Indonesia. The entry of new capacities in Brazil and China, along with the resolution of strikes and the reduction of rainfall in Rio Grande do Sul, contributed to a greater availability of pulp in the market during the second half of the year.
Our pulp net sales totaled R$37,593 million in 2024 (an increase of 23% compared to 2023). The share of pulp sales from exports was 94%, while the domestic market accounted for 6%. Concerning distribution for end use, the sanitary paper segment accounted for 61% of total sales in 2024, followed by Specialty Papers with 15% and Printing & Writing with 15%, packaging with 6% and others with 3%. APAC accounted for 41% of the net sales, followed by EMEA with 33%, North and South American countries (including Brazil) with 26%.
Our average pulp net price in USD sold by Suzano in 2024 was US$642/t, 7% higher than in 2023. In the export market, our average net price was US$644/t, up 7% from 2023.
Paper Segment
According to IBÁ, domestic sales of printing and writing paper and paperboard decreased by 5% in 2024 compared to 2023, while imports increased by 13%.
Our domestic sales increased by 9% compared to 2023, as demand for printing & writing papers grew, influenced by the election cycle and resilient demand for uncoated paper , in comparison with the low sales volume of last year, when overstocked inventories hampered demand. Regarding paperboard, sales increased 6% compared to 2023 pushed by the good performance of the Brazilian economy and families’ consumption. On the tissue side, we experienced an upside as a result of the acquisition of Kimberly Clark's tissue business in Brazil, impacting 12 months on 2024. Overall, paper sales increased 11% to 1.44 million tons in 2024, compared to 1.29 million tons in 2023.
In 2024, our net revenue from paper sales totaled R$9,810 million, an 8% increase from 2023. Net revenue from domestic sales increased 8%, and sales outside Brazil increased 7%, with 74.0% coming from domestic sales and 26.0% from foreign markets The geographic breakdown of our total revenue from paper sales in 2024 was 86.2% in Latin America (including Brazil), 9.3% in North America and 4.5% in other regions.
The average net paper price in 2024 was R$6,832/ton, 3% lower than in 2023. In the domestic market, the average net paper price was R$7,254/ton, a 0.3% decrease compared to 2023. In the international market, average price was US$1,086/ton, a 15% decrease compared to 2023. In Brazilian real, the average price in the international market was R$5,853/ton, 9% lower than in 2023.
Off-Balance Sheet Arrangements
We participate in a number of off-balance sheet arrangements, mainly related to guarantees and take or pay contracts. We also have a number of swap transactions as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report. See notes 4 and 17.1 to our audited consolidated financial statements, included in this Annual Report.

A.Operating Results
Results of operations
The following discussion of our results of operations is based on our audited consolidated financial statements. For a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F for the year ended December 31, 2023.
References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

	For the year ended December 31,
	2024	2024	2023
	US$(3)	(in millions of R$), except per share data		Δ Y-o-Y
Net sales	8,255	47,403	39,756	19.2%
Cost of sales	(4,772)	(27,402)	(25,077)	9.3%
Gross profit	3,483	20,002	14,679	36.3%

Operating income (expenses)
Selling	(512)	(2,939)	(2,596)	13.2%
General and administrative	(456)	(2,620)	(1,923)	36.2%
Income/(expense) from associates and joint ventures	(2)	(14)	(19)	(28.6)%
Other operating (expenses) income, net	220	1,262	2,076	(39.2)%
Operating profit before net financial income	2,733	15,691	12,216	28.4%

Net financial income (expenses)
Financial expenses	(965)	(5,542)	(4,659)	18.9%
Financial income	303	1,737	1,826	(4.8)%
Derivative financial instruments, net	(1,587)	(9,113)	5,527	(264.9)%
Monetary and exchange variations, net	(2,766)	(15,885)	3,088	(614.5)%
Net income before taxes	(2,283)	(13,111)	17,997	(172.9)%

Income and social contribution taxes
Current	(238)	(1,366)	(395)	245.4%
Deferred	1,294	7,432	(3,495)	(312.6)%
Net income (loss) for the year	(1,227)	(7,045)	14,106	(149.9)%

Result of the period attributed to the controlling shareholders	(1,232)	(7,074)	14,085
Result of the period attributed to non-controlling shareholders	5	29	22
Earnings per share
Basic(1)	(0.00097)	(0.00559)	0.01086
Diluted(2)	(0.00097)	(0.00559)	0.01085

(1)Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.
(2)Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares. Due to the loss recorded in the period, we do not consider the dilution effect in the calculation
(3)In thousands of US$, except per share data. For convenience purposes only, amounts in reais in the year ended December 31, 2024 have been translated to U.S. dollars using a rate of R$5.7422 to US$1.00, the commercial selling rate for U.S. dollars on March 31, 2025 as reported by the Central Bank of Brazil.
Year ended December 31, 2024 compared to year ended December 31, 2023
Our net sales increased 19.2%, to R$47,403.3 million in 2024 from R$39,755.6 million in 2023 a result impacted mainly by the higher net price of cellulose and sales volume during the year.

Our net sales from pulp increased 22.5%, to R$37,593.5 million in 2024 from R$30,677.3 million in 2023, due to the appreciation of the average USD against the average BRL (8%), a 6.3% increase in sales volume and a 6.8% increase in pulp prices in U.S. dollars. Our net sales from pulp represented 79.3% in 2024, compared to 77.2% in the 2023.
Our net sales from pulp exports increased 23.7%, to R$35,298.2 million in 2024 from R$28,533.1 million in 2023, mainly due to 6.8% increase in pulp prices in U.S. dollars and a 6.3% increase in pulp sales volume. Net revenues from pulp exports represented 74.5% of total net revenues in 2024.
Our average international pulp price increased 7.3%, to US$644/ton in 2024 from US$600/ton in 2023. In the domestic market, our average net pulp sales price decreased 0.2%, to US$611/ton in 2024 from US$613/ton in 2023. For a discussion of the reasons of the increase in international sales price of pulp, see above “Item 5. Operating and Financial Review and Prospects—Pulp Segment”.
Our paper net sales increased 8.1%, to R$9,809.8 million in 2024 from R$9,078.3 million in 2023. Net sales from paper represented 20.7% of total net sales in 2024, compared to 22.8% in 2023. The increase in net sales from paper in 2024 compared to the corresponding period in 2023 is mainly due to higher volume. Net revenues from paper exports represented 5.3% of total net revenues in 2024. Our net sales from paper in the domestic market increased 8.3%, or R$559.5 million, to R$7,278.6 million in 2024 from R$6,719.1 million in 2023, impacted by increases in sales volume.
Our average international realized paper price decreased 15.0%, to US$1,086/ton (R$5.853/ton) in 2024 from US$1,284/ton (R$6.415/ton) in 2023. In the domestic market, the average net paper sales price decreased 0.3%, or R$21/ton, to R$7,254.3/ton in 2024 from R$7,275.5/ton in 2023.
Cost of sales
Our total cost of sales increased 9.3%, to R$27,401.5 million in 2024 from R$25,076.7 million in 2023, driven by higher volume, fixed costs, depreciation, amortization and depletion costs, following the ramp-up of our new mill in Ribas do Rio Pardo (Cerrado Project), which was partially offset by lower cost of goods sold (COGS) due to lower costs of wood and commodities (mainly brent and soda).
Gross profit
Our gross profit increased 36.3%, to R$20,001.8 million in 2024 from R$14,678.9 million in 2023, due to the factors mentioned above. Our gross margin in 2024 was 42.2% compared to 36.9% in 2023, mainly due to the increase in pulp sales price and volume, as described above.
Selling, general and administrative expenses
Our selling expenses increased 13.2%, to R$2,938.5 million in 2024 from R$2,596.4 million in 2023. This increase is mainly due to higher sales volume and the acquisition of Kimberly Clark's tissue business in Brazil in the second half of 2023, which had an impact in the full year of 2024.
Our general and administrative expenses increased 36.2%, to R$2,619.8 million in 2024 from R$1,923.2 million in 2023. The variation is due to an increase in personnel expenses.
Income/(expense) from associates and joint ventures
Our expense from associates and joint ventures decreased 28.6%, to an expense of R$13.8 million in 2024 from an expense of R$19.4 million in 2023. The decrease is mainly due to increases in income of R$2.0 million from Ibema Companhia Brasileira de Papel, and a reduce of expenses of (i) R$5.5 million from Ensyn Corporation, (ii) R$0.4 million from Spinnova Plc, and (iii) R$0.3 million from Woodspin Oy , partially offset by a R$2.7 million reduction in income from Biomas - Serviços Ambientais, Restauração e Carbono Ltda.

Other operating (expenses) income, net
Our other operating income (expenses) decreased 39.2%, to R$1,261.6 million in 2024 from R$2,076.4 million in 2023. The negative variation refers mainly to the smaller adjustment resulting from the update of the fair value of biological assets, which occurs in the second and fourth quarters of each year. Also, 2023 was impacted by a positive variation in the item “Depreciation, amortization and other PPA realizations”, partially offset especially by the lower results in the sale and write-off of assets.
Operating profit before net financial income
Our operating profit before net financial income increased 28.4%, to a profit of R$15,691.1 million in 2024 from a profit of R$12,216.3 million in 2023, due to the facts mentioned above. Our operating margin in 2024 was 33.1% compared to 30.7% in 2023.
Net financial income (expenses)
Our net financial income (expenses) decreased to a loss of R$28,802.1 million in 2024 from a gain of R$5,780.9 million in 2023. This decrease occurred largely due to the results of monetary and exchange rate variation, net, in 2024 (loss of R$15,885.0 million in 2024, compared to gain of R$3,087.7 million in 2023), and results from derivative instruments (loss of R$9,112.7 million in 2024, compared to a gain R$5,526.7 million in 2023), in each case as a result of the devaluation of the Brazilian real against the U.S. Dollar.
Income and social contribution taxes
Our total income tax and social contribution was R$6,066.3 million in 2024 from an expense of R$3,890.8 million in 2023. The increase in current tax from 2023 to 2024 was primarily driven by higher consolidated profitability and also due to the impact of changes in Brazil’s pricing transfer rules, which led to greater allocation of taxable income in Brazil, subject to a nominal tax rate of 34%.
Conversely, the variation in deferred tax was mainly due to the recognition of deferred tax assets on foreign exchange and derivatives losses, temporarily non-deductible for income tax and social contribution purposes, as the tax effect is realized only upon cash settlement.
Net income (loss) for the year
Our net income decreased 149.9%, to a loss of R$7,044.7 million in 2024 from a gain of R$14,106.4 million in 2023. This result was due to the factors mentioned above.
B.Liquidity and Capital Resources
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
Our material cash requirements have historically included the following:
•working capital;
•debt service; and

•capital expenditures.
Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or one of our wholly owned subsidiaries, borrow funds by offering the guarantee of export contracts, issuance of Agribusiness Receivables Certificates (CRA), or capital expenditures acquisition financing programs offered by BNDES. The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets by wholly-owned subsidiaries, mainly domiciled in other countries.
As of December 31, 2024 and 2023, our cash and cash equivalents were R$9,018.8 million and R$8,345.9 million, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2024, 70% was denominated in reais invested in both public and private financial investments. The remaining 30% of our cash, cash equivalents and marketable securities was denominated in U.S. dollars.
We also have access to RCF (Revolving Credit Facilities) in the total amount of US$1,275.0 million that is available until February 2027. As of December 31, 2024, we had not drawn under this line.
The fair value of derivative financial instruments represented a negative net balance of R$ 6,567.7 million as of December 31, 2024.
As of December 31, 2024, our balance sheet presented a lower working capital balance (current assets less current liabilities) of R$ 17,705.0 million compared to R$23,774.0 million on December 31, 2023. Our current assets as of December 31, 2024, were equivalent to 1.7 times our current liabilities.
For 2024, we have already announced to the market, as approved by our board of directors, the intention to invest R$7,677.4 million as maintenance capex (for further information please see “Item 5.B – Capital Expenditures” below). This will primarily be financed by the cash and cash equivalents and cash generation for 2024.
For the year of 2025, we also believe that we will be able to access either capital or banking markets, if necessary.
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
Operating Activities
Our net cash provided by operating activities totaled R$20,604.4 million in 2024, compared to net cash provided by operating activities of R$17,315.5 million in 2023. This increase of R$3,288.9 million was mainly due to higher pulp prices in 2024 and an appreciation of the US dollar against the Brazilian real, directly impacting our revenues.
Investing Activities
Our net cash used in investing activities totaled R$20,512.7 million during 2024, compared to net cash used in investing activities of R$26,035.3 million in 2023. During the year ended December 31, 2024 investing activities for which our used cash primarily consisted of (i) R$9,190.6 million used in additions to property, plant and equipment, (ii) R$7,180.4 million used in additions to biological assets, (iii) cash invested in assets and business acquisitions net in the amount of R$4,036.5 million.

Financing Activities
Our financing activities used net cash of R$83.8 million during 2024 compared to net cash provided in financing activities of R$7,798.9 million in 2023. During 2024, our main sources of financing were (i) R$9,410.8 million in loans and financing, which mainly consisted of R$ 5,900.0 in debentures, US$780.0 million (equivalents to R$3,877.4 million) in export prepayments, US$ 350 million (equivalent to R$ 2,118.5 million) from the International Finance Corporation (IFC) and CNY 1.200,0 million (equivalent to US$ 166.0 million and R$ 960.9 million) from the panda bonds. During the year ended December 31, 2024, our principal uses of financing was repayment of R$9,410.8 million of loans, financing and debentures, (ii) payment of R$1,624.7 million in interest on own capital and dividends, (iii) R$2,806.8 million of shares repurchased, (iv) payment of R$1,325.4 million in lease contracts and (v) negative settlement of R$550.6 million in derivative financial instruments.
Capital Expenditures
Our capital expenditures (capital expenditures incurred – cash basis) totaled R$17,119.8 million in 2024, in comparison to R$18,576.6 million in 2023. In 2024, the amount of R$7,610.0 million was allocated to industrial and forestry maintenance. Investments in projects related Expansion and Modernization, Land and Forestry and others amounted to R$5,017.0 million. Investments related to Cerrado Project amounted to R$4,492.8 million.
The approved budget of our capital expenditures for 2025, amounting to R$12,380.8 million, encompasses remaining investments in projects previously disclosed to the market, such as investment in potential new investments in lands and forests that may increase our future competitiveness and maintain options for the future growth of our business. The decrease compared to 2024 is mainly due to Cerrado project's investment schedule, which is not necessarily aligned with the start-up of the mill.
Indebtedness
As of December 31, 2024, our total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$101,435.5 million, of which R$10,501.4 million represented current indebtedness (R$10,380.4 million refers to loans and financing and R$120.9 million refers to debentures) and R$90,934.1 million represented non-current indebtedness (R$81,195.5 million refers to loans and financing and R$9,738.6 million refers to debentures). The description of our consolidated financings and loans is presented on note 18 to our audited consolidated financial statements, included in this Annual Report.The main factor explaining the increase in debt in local currency is the exchange rate variation of US$ 17,728.3 million, new debt raising of US$ 15,692.9 million and interest accrual of US$ 5,413.7 million during the period.
Debt
Our major categories of long-term indebtedness are described below. The total amounts given below include accrued interest.
•Export financing lines in the total outstanding amount of R$22,623.6 million as of December 31, 2024. This category includes export prepayment facilities (syndicated and bilateral loans) and export credit notes.
•U.S. Dollar denominated fixed-rate debt securities, issued by our wholly owned subsidiaries Suzano Austria GmbH and Suzano International Finance B.V., and fully and unconditionally guaranteed by us, with an aggregate outstanding amount of US$ 8,461.5 million (R$ 52,396.4 million as of December 31, 2024). This includes our green bonds (maturing in 2026 and 2027) and our Sustainability-Linked Notes (maturing in 2028, 2031 and 2032).
•CNY denominated fixed rate notes in the total outstanding amount of US$164.8 millions as of December 31, 2024 (equivalent to R$ 1,020.6 million).

•Brazilian-real denominated Debentures in the total outstanding amount of R$9,859.5 million.
We have one revolving credit line available with international banks expiring in 2027. The revolving credit lines allow more efficient cash management, consistent with our strategic focus on reduction of cost of capital. As of December 31, 2024, we had no outstanding drawn amounts under either facility and the total amount available under these facilities was US$1,275.0 million.
Also, on March 10, 2025, we raised, with several banks (a syndicated operation), an export prepayment ("PPE"), in the amount of US$ 1,200,000 (equivalent to R$ 6,951,600), at a floating rate based on the 3-month SOFR Term + 1.45% p.a, maturing in March 2031. The above-mentioned fund was used, together with the company's cash, in an early partial settlement of the export prepayment agreement disclosed in the Notice to the Market of February 11, 2021, totaling US$ 1,486,064 (equivalent to R$ 8,608,769, including principal and interest). The residual amount of the operation maintained its original maturity in March 2027 with a floating rate of SOFR + 1.4% p.a.
Below is a summary of the new debt incurred in 2024:
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)
On June 27, 2024, we raised R$65 million with BNDES at an interest rate of the long-term rate (TLP) plus 1.75% per year, with a one-year grace period and maturity in December 2043. The resources were applied to industrial projects. On August 26, 2024, we raised R$1.1 billion with BNDES at an interest rate of the long-term rate (TLP) plus 1.75% per year, with a seven-year grace period and maturity in May 2044. The resources were applied to forestry projects. On October 16, 2024, we raised R$32 million with BNDES at an interest rate of the long-term rate (TLP) plus 1.75% per year, with maturity in October 2042. The resources were applied to industrial projects. On November 8, 2024, we raised R$154 million with BNDES at an interest rate of the long-term rate (TLP) plus 1.65% per year, with maturity in December 2037. The resources were applied to forestry projects. On December 20, 2024, we raised R$61 million with BNDES at an interest rate of reference rate (TR) plus 2.24% per year, with a one-year grace period and maturity in December 2040. The resources were applied to technological innovation. On December 26, 2024, we raised R$209 million with BNDES at a cost of USD variation plus 1.65% per year, with a one-year grace period and maturity in December 2044. The resources were applied to industrial projects
For each financing operation with BNDES, we are obliged to use the asset financed as collateral.
Advance on Foreign Exchange Contracts (ACC)
In May 2024, we raised US$100 million (equivalent to R$556 million) with BNP Paribas at a fixed rate of 6.46% per year, with maturity in May 2025.
In June 2024, we raised US$15 million (equivalent to R$83 million) with BNP Paribas at a fixed rate of 6.43% per year, with maturity in June 2025.
In June 2024, we raised US$35 million (equivalent to R$195 million) with BNP Paribas at a fixed rate of 6.54% per year, with maturity in May 2025.
Debentures
In May 2024, we concluded the public distribution of debentures totaling R$5.9 billion. The debenture were issued in three series: (i) R$ 1 billion with an interest rate of CDI plus 0.80%, with principal amortization in 2031 and 2032; (ii) R$ 4 billion with an interest rate of CDI plus 1.0% , with principal amortization in 2033 and 2034; (iii) R$ 900 million with an interest rate of IPCA plus 6.11% , with principal amortization in 2035 and 2036.
International Finance Corporation (IFC) A&B Loan - Sustainability Linked Loan
On December 10, 2024, the Company drew down the amount available under a credit line with the IFC and a syndicate of commercial banks, in the amount of US$350,000 (equivalent to R$2,118,515).

The financing is made up of the following parts: (i) “B-loan - tranche 1”, in the amount of US$105,000 (equivalent to R$635,554), at a cost of Term SOFR + 1.60% p.a. and a total term of five years. and a total term of five years, with a principal grace period of three years; and (ii) “B-Loan - tranche 2”, in the amount of US$245,000 (equivalent to R$1,482,961) at a cost of Term SOFR + 1.80% p.a. and a total term of six years, with a principal grace period of four years.
The credit operation has sustainability performance indicators (KPIs) associated with targets for: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representation of women in leadership positions in the company. The funds will be allocated to the Cerrado Project.
Rural Notes of Credit (NCR)
In March 2024, we raised R$200 million in rural notes of credit with Safra bank with a cost of 100% of CDI, with maturity in March 2025.
Export Development Canada (“EDC”)
In April 2024, we raised US$125 million in a loan with EDC with a cost of SOFR + 1.74% per year, with maturity in April 2031.
Payments on maturity.
On June 7, 2024, we fully paid in advance debentures issued with Banco Bradesco in the amount of R$4,926.6 million (principal and interest) as part of a debt rollover strategy. The original maturity of this debt was in June 2025 and June 2026, at the cost of 112.5% of the Brazilian Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or CDI).
On February 15, 2024, we partially prepaid an export prepayment agreement with a banking sindicate in the amount of US$620 million (principal and interest) as part of a debt rollover strategy. For the residual amount was maintained the original maturity in February 2026, at the interest rate of SOFR 1.41% per year.
Panda Bonds
On November 15, 2024, we issued panda bonds in China, amounting to CNY1,200,000 (equivalent to US$166.0 million or R$960.9 million), with a fixed interest rate of 2.8% and a maturity period of three years.
The Panda Bonds were certified as green bonds according to the analysis of the China Green Bond Standard Committee. We voluntarily obtained an independent evaluation from Sustainalytics US Inc. (Second Party Opinion), which confirms that the allocation of the funds from this operation is in compliance with the Green Bond Principles published by the International Capital Markets Association (ICMA).
Covenants
Currently, we have no financial covenants. As of December 31, 2024, we were in compliance with all other non-financial covenants, which are required under certain long-term borrowings.
C.Research and development, patents and licenses, etc.
Research and Development
Our Research, Development and Innovation (R&D&I) efforts are organized under a Chief Sustainability, Research and Innovation Officer. This initiative targets enhanced synergy between departments to ensure the sustainability of our forests and operations. It aims to foster business growth and transformation, intending to broaden our market beyond pulp and paper. Additionally, we are committed to strengthening our position as an innovative company dedicated to the SDGs.
Our technology and innovation facilities are spread out to meet the demands and particularities of all of our mills and forest units. The technology centers, where we have our main assets and laboratories, are located in:

•Aracruz – state of Espírito Santo, Brazil – focusing on the main business (pulp and forest development);
•Itapetininga – state of São Paulo, Brazil – focusing on biotechnology activities with an emphasis on later stage development;
•Jacareí – state of São Paulo, Brazil – focusing on activities related to our eucalyptus breeding program;
•Limeira – state of São Paulo, Brazil – focusing on biorefinement, consumer goods, fluff, packaging and paper developments;
•Burnaby, Canada – focusing on biorefinery research; and
•Rehovoth, Israel – focusing on developments of FuturaGene´s early to mid-stage biotechnology R&D.
Efforts in R&D&I are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes in Brazil and abroad.
By attempting to improve our processes and to develop innovative and higher quality products in a sustainable way, our research and development activities are mainly directed at increasing forestry productivity, reducing the operational costs and optimizing industrial processes, making our production more efficient, advancing in the value chain with products using our fiber and developing new products through (i) forest management with optimization of natural resources and costs; (ii) robust eucalyptus breeding program; (iii) improving the use of eucalyptus fiber in the manufacture of pulp, paper, packaging, paperboard and consumer goods (tissue, non-woven and diapers); (iv) developing new applications for eucalyptus fiber, including nanomaterials; and (v) developing an eucalyptus bio refinery to obtain renewable base chemicals. To support all these innovation fronts, we invested R$174.0 million in 2024.
Regarding forestry technology and innovation, our efforts are targeted at eucalyptus breeding, biotechnology, forest management, soil nutrition and forest protection. Our goal is to continue improving our planted forest productivity and quality in a sustainable way. Based on this purpose, our research group is developing new eucalyptus clones based on growth, cellulose content and wood quality, by making use of state-of-the-art techniques like genetic recombination through controlled pollination, to explore all the germplasm’s diversity genomic tools for the selection of new clones, extensive field evaluation and laboratory analysis.
Suzano's genetic selection department has recommended 51 genetic materials for operational planting in 2025, demonstrating improved recommendations compared to 2024 in both the MAI and MAICel indicators (Mean Annual Increment and Mean Annual Increment of Cellulose per hectare per year). Productivity gains were estimated by Tetrys (The Eucalyptus Tree Reliable Yield System), which optimizes Suzano's clonal allocation scenarios. The implementation of a Transition Nursery is a groundbreaking innovation introduced by Suzano in the forestry sector, designed to produce large-scale seedlings of promising clones. In 2024, the Transition Nurseries began operating, resulting in the production of more than 320,000 seedlings and 17 new potential clones. Genetic improvement has also made significant strides with an innovative technique known as Speed Breeding, which is revolutionizing clonal development, reducing the breeding cycle to generate new clones from 21 to just 7 years.
FuturaGene leverages biotechnology to enhance forestry productivity, resilience, and sustainability. With R&D centers in Israel and Brazil, we pioneer innovations in eucalyptus to sustainably intensify its production, which helps reduce fossil fuel consumption, water usage, and chemical inputs - thereby delivering both environmental and economic benefits while promoting safer working conditions.
Using state-of-the-art technologies such as bioinformatics, genomics, gene transformation, and gene editing, we focus on increasing eucalyptus productivity while reducing inputs and carbon footprint across cultivation and industrial processes.

In 2024, FuturaGene received three new commercial approvals from the National Biosafety Technical Commission (CTNBio) for genetically modified (GM) eucalyptus varieties featuring triple-stacked traits: enhanced yield, herbicide tolerance and insect resistance. These approvals were granted after rigorous evaluations and comprehensive risk assessment, confirming their safety for human and animal health and the environment. By the end of 2024, FuturaGene had obtained a total of eleven approvals for GM eucalyptus varieties, incorporating various trait combinations. Additionally, field trials have demonstrated that our herbicide tolerant eucalyptus management processes offer significant environmental and economic benefits. We continue to be the only company worldwide to have successfully advanced GM eucalyptus from the lab to the field. As a leader in sustainable tree farming, we remain committed to shaping a better future.
Our Forest Management operates to incorporate technological innovation, focusing on increasing productivity and reducing operational costs sustainably to ensure the longevity of the forestry business. This approach is based on three main pillars: communication, expertise, and multidisciplinarity. We have been continuously investing in bringing resilience to the forests of the future, aiming to characterize our genotypes on a large scale and at an early stage regarding their sensitivity to pesticides, resistance to diseases and pests, and tolerance to abiotic stresses. This accelerates the breeding program and minimizes losses right from the first stage by identifying genetic materials that should not be recommended for the next phases.
In 2024, we strengthened our pest biocontrol initiatives and improved algorithms related to weather forecasting and fire risk assessment. Cutting-edge technologies, such as erosion risk mapping and soil and plant analysis through proximal sensing, were implemented, delivering value to those who experience the forest in their daily lives.
All of this is continuously transferred through technological extension, which shares knowledge to enhance planning for previously unpredictable conditions and risks. This allows for better selection and prioritization of planting areas, reducing the impact of our operations and enabling preventive actions to ensure the sustainable future of eucalyptus plantations.
In the Pulp business, the Company bolstered the progress of the Fiber-to-Fiber strategy, especially for the production of tissue paper.
In Biorefinery, 2024 was a milestone year for Ecolig (lignin produced by Suzano), with the sale of the mill's total capacity (20,000 tonnes) and the loyalty of strategic clients. This result stemmed from various developments that enabled the diversification of the portfolio of certified applications, such as the use of lignin in phenolic resins for wood panels, where Ecolig partially substitutes phenolic compounds derived from fossil sources.
In 2024, the Paper and Packaging projects focused on the replacement of fossil products and the use of paper scraps. The Greenpack® Line launched certified grammages for food. The Bluecup Bio® line introduced biodegradable solutions for hot liquids.
Intellectual Property
We, along with Suzano Canada, FuturaGene, and Portocel, currently hold a total of 804 granted patents and patent applications, 75 protected varieties of eucalyptus, and more than 404 potential new eucalyptus varieties, which are under evaluation by our Forestry Breeding Program.
Our achievements in the intellectual property field during 2024 include the filing of 11 new technologies as patents and protection of one new variety of Eucalyptus. The patent applications filed in 2024 cover developments in biorefining and paper and packaging products.
Our investments in research and development enable us to maintain significant independence from external sources for our intellectual property and innovation.

Trademarks
We have registered many of our trademarks in countries across five continents, including, among others, the United States and Canada, countries of the European Union, and countries located in Latin America, Africa, Asia and Oceania.
In 2024, we requested 42 and received 67 registrations related to 21 new trademarks, including, Biopulp, Duramax, Ecolig, Eucastrong, Fibria, Greenpack Suzano, Innovability Hub, Innovability Hub by Suzano, Lin Suzano, Max Pure, Paperfect, Press Supremo, Report Suzano, Scott Duramax, Suzano, Suzano Biofiber, Suzano Biopulp, Suzano Ecolig, Suzano Eucafluff, Suzano Holding and Vista Suzano..
D.Trend Information
The primary trends which influence our sales and production and inventory levels are the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations. See "Item 4. Information on the Company — B. Business Overview" for a discussion of the potential effects of the trend on our business.
E.Critical Accounting Estimates
See Note 3 to our audited consolidated financial statements included in this Annual Report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
We are managed by our board of directors and by our executive officers. The address of our management is Avenida Brigadeiro Faria Lima, 1355, 7th Floor, São Paulo, State of São Paulo, Brazil.
Board of Directors
Our board of directors is the decision-making body responsible for determining general guidelines and policies for our business, including our overall long-term strategies, as well as the control and oversight of our performance. Our board of directors is also responsible for, among other things, supervising our executive officers’ actions. It holds ordinary meetings four times a year and extraordinary meetings whenever called by its chairman, any of its vice-chairmen or our chief executive officer. Currently, our board of directors consists of nine members, four of which are independent members. As a company listed on the Novo Mercado segment of B3, we are subject to the Novo Mercado listing rules, which require that, at least two or 20% of the members of our board of directors (whichever is the greater) be independent directors, as defined under Brazilian law. The following table sets forth the name, age, position, date of election and term expiration of each of the members of our board of directors:

Name	Age	Position	Date of Election	Term of Expiration
David Feffer	67	Chairman	April 25, 2024	April 25, 2026
Daniel Feffer	65	Vice Chairman	April 25, 2024	April 25, 2026
Nildemar Secches	76	Vice Chairman	April 25, 2024	April 25, 2026
Gabriela Feffer Moll	41	Member	April 25, 2024	April 25, 2026
Maria Priscila Rodini Vansetti Machado	66	Member	April 25, 2024	April 25, 2026
Paulo Rogerio Caffarelli	59	Member	April 25, 2024	April 25, 2026
Paulo Sergio Kakinoff	50	Member	April 25, 2024	April 25, 2026
Rodrigo Calvo Galindo	48	Member	April 25, 2024	April 25, 2026
Walter Schalka	65	Member	April 25, 2024	April 25, 2026

The following is a summary of the business experience of our current directors:
David Feffer. David Feffer studied in Business Administration in Brazil and holds specialization courses from Harvard Business School (USA), Columbia University (USA), IMD (Switzerland), The Aspen Institute (USA), Singularity University (USA), and Stanford University (USA). He currently serves as Chairman of the Board of Directors of the Company and is also a member of the following non-statutory committees of the Company: (a) Strategy and Innovation Committee (Coordinator), (b) Sustainability Committee; (c) Management and Finance Committee (Coordinator), and (d) People Committee. David Feffer also holds the following positions in other companies: (i) Chief Executive Officer of Suzano Holding S.A., a publicly traded company whose main activity is participation in other companies, since 2003; (ii) member of the Board of Directors and Chief Executive Officer of Polpar S.A., a publicly traded company whose main activity is participation in other companies, since 2001; (iii) Chief Executive Officer of IPLF Holding S.A., a privately held company whose main activity is participation in other companies, since 2004; (iv) Chief Executive Officer of Premesa S.A., a subsidiary of Suzano Holding S.A., whose main activity is real estate development, since April 2015. David is also involved in various institutional and social initiatives, being a member of the International Council of JP Morgan and the Brazilian Beneficent Society Albert Einstein, as well as the Founder and Chairman of the Board of the Viafoto Institute, Emeritus President of the Israel Cultural Center, and Honorary Co-Chairman of the Alef Peretz School Council.
Daniel Feffer. Daniel Feffer graduated in Law from Mackenzie University and holds specializations from Fundação Getúlio Vargas, Harvard University, and Massachusetts Institute of Technology (USA), IMD (Switzerland), and LBS-London Business School (England). Currently, he is Vice-Chairman of the Company's Board of Directors, also serving as a non-statutory member of the Sustainability Committee. Daniel Feffer also holds the following positions in other companies: (i) President of ICC Brazil; (ii) President of the Board of Trustees of the Arymax Foundation; (iii) Chairman of the Board of Directors and President of the Board of Trustees of the Ecofuturo Institute; (iv) Chairman of the Advisory Board of IBÁ; (v) Member of the Board of IEDI - Economic Institute for Industrial Development; (vi) Founding Member of the Board of the Todos Pela Educação Commitment; and (viii) Member of the Strategic Council of FIESP.
Nildemar Secches. Nildemar Secches holds a degree in Mechanical Engineering from USP, with a postgraduate degree in Finance from PUC-RJ and pursued a doctoral degree in Economics at Unicamp. Currently, he is a member of the Company's Board of Directors, also serving as a member of the following non-statutory committees of the Company: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee (Coordinator); and (iv) Nomination and Remuneration Committee (Coordinator). Nildemar Secches also holds the following positions in other companies: (i) Vice-Chairman of the Board of Directors of WEG S/A; and (ii) Vice-Chairman of the Board of Directors of Iochpe-Maxion S.A.; (iii) Board Member of Vibra Energia S.A. His main professional experiences in the last years include: (i) member of the Board of Directors of Ultrapar Participações S.A., from 2002 to 2021; and (ii) member of the Board of Directors of Itaú-Unibanco, from 2012 to 2017.
Gabriela Feffer Moll. Gabriela Feffer Moll holds a degree in Hotel Administration and an Executive MBA from Fundação Dom Cabral, with executive courses from Harvard University, Insper, and Insead. Currently, she is a member of the Board of Directors, also serving on the following non-statutory committees of the Company: (i) People Committee; (ii) Sustainability Committee; (iii) Management and Finance Committee; and (iv) Strategy and Innovation Committee. Gabriela Feffer Moll also holds the following positions in other companies: (i) member of the ESG and People Committee of Bionexo; (ii) Director of Suzano Holding S.A; (iii) Director of Polpar S.A.; (iv) Director of IPLF Holding S.A.; (v) Director of Premesa S.A.; and (vi) Director of Naman Capital Ltda. Her main professional experiences in the last years include: (i) in 2010, she founded AG Sport, a consultancy specialized in the conception and organization of major events; (ii) in 2015, she joined Dotz, focusing on business development and implementing a new 100% digital self-service model; (iii) she served on the Board of Directors of MDS SGPS S.A.; (iv) at Suzano from 2017, she led product communication and the digital transformation of the Paper and Packaging Unit. At Suzano, following its merger with Fibria, she worked in the integration cell responsible for monitoring the synergies arising from the merger.

Maria Priscila Rodini Vansetti Machado. Priscila Vansetti holds a degree in Agronomic Engineering from the Luiz de Queiróz College of Agriculture (ESALQ/USP) at the University of São Paulo and specialized in Executive Management and Global Strategy Leadership from the Wharton School (University of Pennsylvania). Currently, she is a member of the Board of Directors of the Company, also serving as the coordinator of the Sustainability Committee. Her main professional experiences in recent years include: (i) Biologicals & Business Vice-President at Corteva AgrisciencesTM; (ii) Vice-President of Strategy and Planning at Corteva AgrisciencesTM since January 2021; (iii) Global Director of Strategy and Business Development at Corteva AgrisciencesTM in Indiana, following the merger of Dow and DuPont in September 2017; (iv) President of DuPont Brazil and Vice-President of Latin America for DuPont Crop Protection (2015 to 2017); (v) Global Director of Strategic Planning for DuPont Crop Protection (2014 to 2015); (vi) Business Director for DuPont Canada (2008 to 2014). In 1996, she was transferred to Wilmington, Delaware, USA, where she held various positions in Development and Marketing. She began her career at DuPont Brazil in 1981 in the agricultural division, assuming leadership positions in Regulatory Affairs, Government Relations, and Research & Development. In recent years, Priscila has served on the Boards of Directors of the American Chamber of Commerce (AmCham), the Brazilian Chemical Industry Association (ABIQUIM), the Agribusiness Council of FIESP, and the Board of Directors of the Canadian Crop Protection Association (CropLife Canada). Currently, she is a member of the Boards of the Inter-American Dialogue in Washington, D.C., and the International Center in Indianapolis, Indiana.
Paulo Rogerio Cafarelli. Paulo Rogerio Caffarelli holds a degree in Law from the Pontifical Catholic University of Curitiba (PUC Curitiba), with specializations in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba). He holds an MBA in Corporate Law and Finance from FGV/RJ and a master’s degree in business management and economics from the University of Brasília. Currently, he is a member of the Board of Directors and the Statutory Audit Committee of the Company. Paulo Rogerio Caffarelli also holds the position of President of Banco BBC within the Simpar Group since October 2021. His main professional experiences in the last years include: (i) President of Cielo S.A.; (ii) he joined Banco do Brasil in 1981, becoming Vice President of Wholesale, International Business, Private Banking, and Capital Markets (BB BI) from 2011 to 2014, also Logistic Director, Marketing Director, New Business Retail Director, Vice-President of Retail and serving as President; (iii) Executive Secretary at the Ministry of Finance from February 2014 to February 2015; (iv) Corporate Executive Director at Companhia Siderúrgica Nacional; (v) he served, for a certain period, on the Board of Directors of the following companies: Banco do Brasil S.A.; Brasilprev; Cielo, Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Alelo); Vale; Brasilcap Capitalização; and Banco Votorantim; he was also a member of the Advisory Board of Febraban - Brazilian Federation of Banks.
Paulo Sergio Kakinoff. Paulo Sergio Kakinoff graduated in Business Administration from Mackenzie University. Currently, he is a member of the Board of Directors, also serving as a member of the Company's non-statutory Committees: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee. Paulo Kakinoff also holds the following positions in other companies: (i) CEO of Porto Seguro Companhia de Seguros Gerais; (ii) member of the Board of Directors of Simpar S.A.; (iii) member of the Board of Directors of Cocal Energia; (v) member of the Board of Directors of MRV Engenharia e Participações S/A. Paulo Kakinoff is a member of the Governance Board and the Board of Directors of the non-profit organizations Todos pela Educação, MBC (Competitive Brazil Movement), Bemtevi (Social Business), Instituto Inhotim (Association for cultural, educational and environmental purposes), President of the Pact for Sport and Master Professor of the Business Administration course at ESPM. His main professional experiences in the last five years include: (i) member of the Board of Directors of Porto Seguro from March 2020 to July 2023; (ii) member of the Board of Directors of GOL Linhas Aéreas S.A.; (iii) CEO of GOL Linhas Aéreas S.A. from 2012 to 2022. . He began his career in the automobile industry, where he worked for 18 years. He was President of Audi Brazil, Sales & Marketing Director of Volkswagen do Brasil, Executive Director for South America at the Volkswagen Group headquarters in Germany, and a member of the Supervisory Board of Volkswagen Participações.

Rodrigo Calvo Galindo. Rodrigo Calvo Galindo holds a degree in Law and a master’s degree in education from the Pontifical Catholic University of São Paulo (PUC). Currently, he is a member of the Board of Directors of the Company, also serving as a member of the following non-statutory committees of the Company: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee. He also holds the following positions in other companies: (i) CEO (Chief Executive Officer) of Cogna Educação S.A.; (ii) Chairman of the Board of Directors of Cogna Educação S.A.; (iii) Chairman of the Board of Directors of Endeavor Brasil. He has been involved in managing educational institutions for over 29 years. His main professional experiences in the last five years include: (i) Administration of educational institutions; (ii) CEO of Cogna/Kroton Educacional; (iii) Director of Operations and Director of Higher Education at Kroton Educacional; (iv) CEO of Grupo Educacional IUNI; (v) Administrative Vice-Chancellor of the University of Cuiabá; (vi) member of the Board of Directors of Burger King Brasil; (vii) member of the Board of Directors of Clínica SIM; and (viii) member of the Board of Directors of Arezzo&Co.
Walter Schalka. Walter Schalka graduated in Engineering from the Aeronautics Institute of Technology (ITA) and holds postgraduate degrees from the Getulio Vargas Foundation, IMD, and Harvard Business School. He currently serves as member of the board of directors of the Company and is also a member of the following non-statutory committees of the Company: (i) Management and Finance Committee, (ii) Strategy and Innovation Committee; (iii) People Committee; (iv) Sustainability Committee. Mr. Walter Schalka also holds the following positions in other companies: (i) member of Parceiros da Educação, a Civil Society Organization; and (ii) member of the Board of Directors of Vibra Energia. His main professional experiences in the last five years include: (i) CEO of Suzano S.A. (2013-2024), Chief Financial and Administrative Officer of Dixie Lalekla; (ii) General Manager of the Dixie Toga Group; and (iii) President of Votorantim Cimentos, part of the Votorantim Group.

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

Name	Age	Position	Date of Election	Term of Expiration(1)
João Alberto Fernandez de Abreu (2)	55	Chief Executive Officer	May 9, 2024	May 9, 2024
Aires Galhardo	47	Executive Vice-President - Pulp, Operations Engineering and Energy	May 9, 2024	May 9, 2025
Carlos Aníbal de Almeida Jr.	55	Executive Vice-President - Forestry and Procurement	May 9, 2024	May 9, 2025
Douglas Seibert Lazaretti (3)	43	Executive Vice-President of Forestry	December 13, 2024	First meeting of the board of directors to be held after the 2025 Company’s Annual General Meeting which is expected to be on May 8, 2025
Leonardo Barretto De Araujo Grimaldi	49	Executive Vice-President - Pulp Commercial and Logistics	May 9, 2024	May 9, 2025
Marcos Moreno Chagas Assumpção (4)	47	Executive Vice-President of Finance and Investor Relations	October 25, 2024,	First meeting of the board of directors to be held after the 2025 Company’s Annual General Meeting which is expected to be on May 8, 2025
Maria Luiza de Oliveira Pinto e Paiva (3)	61	Executive Vice-President of Sustainability, Communication and Brand	December 13, 2024	First meeting of the board of directors to be held after the 2025 Company’s Annual General Meeting which is expected to be on May 8, 2025

(1)The term of the mandates of the members of our executive officers is one year, until the first meeting of the board of directors to be held after the 2025 Company’s Annual General Meeting which is expected to be on May 8, 2025
(2)The term of office started on July 2, 2024.
(3)The term of office starting on February 1, 2025
(4)The term of office starting on December 1, 2024

On February 28, 2024, our Board of Directors initiated the CEO transition process, with Mr. Walter Schalka continuing in the role until July 1, 2024. On July 2, 2024, João Alberto Fernandez Abreu assumed the position of Chief Executive Officer of the Company.
Effective as of November 30, 2024, Mr. Marcelo Bacci resigned his position as Statutory Executive Vice President of Finance and Investor Relations of the Company and the Board of Directors approved the appointment of Marcos Moreno Chagas Assumpção for the position with a term of office starting on December 1, 2024.
Effective as of November 30, 2024, Mr. Christian Orga Orglmeister resigned his position as Statutory Executive Vice President of Biobusiness, Strategy and Digital of the Company.
Effective as of April 1, 2025 Fernando de Lellis Garcia Bertolucci resigned from the position of Statutory Executive Vice President of Sustainability, His responsibilities were restructured, with the Sustainability area being led by Ms. Maria Luiza de Oliveira Pinto e Paiva, who assumed the position of Statutory Executive Vice-President of Sustainability, Communication and Brand on February 1, 2025.
As of February 2025, Mr. Carlos Aníbal Fernandes de Almeida Junior Executive Vice President of Forestry and Procurement took on a new role within the Company, focusing on institutional relations and business development activities in Europe. The Executive Vice Presidency of Forestry started to be led by Mr. Douglas Seibert as of February 1, 2025.
The following is a summary of the business experience of our current executive officers:
João Alberto Fernandez de Abreu João Alberto Fernandez de Abreu holds a degree in Mechanical and Production Engineering from the Catholic University of Rio de Janeiro (PUC-Rio), and an MBA from Fundação Dom Cabral (São Paulo). He currently serve as Chief Executive Officer of the Company. He also holds the following positions in the Company’s whole owned subsidiaries: (i) Chairman of the Board of Directors of Futuragene Ltd; and (ii) Executive Officer of Itacel - Terminal De Celulose De Itaqui S.A. and Maxcel Empreendimentos e Participações S.A. His main professional experiences over the last five years include roles such as President of the Company and its subsidiaries from April 2019 at Rumo S.A. and member of the Board of Iogen Energy. João Alberto served as Chief Operating Officer of Raízen Energia S.A., working for 18 years at Shell, holding various positions in Retail, in Brazil, England, and Argentina. He began his career at Raízen Energia as Executive Director of Sales and a member of the board of Petróleo Sabbá, an affiliate of Raízen in Northern Brazil. In 2012, he became Director of Bioenergy and Technology for Raízen's Ethanol, Sugar, and Bioenergy business. Two years later, he assumed the role of Executive Director of Agroindustrial. He was responsible for the development and implementation of Raízen's first integrated Second-Generation Ethanol plant.
Aires Galhardo. Aires Galhardo holds a degree and a post-graduate degree in Business Administration from Fundação Getúlio Vargas. Currently, he serve as Executive Vice-President of Pulp Operations Engineering and Energy. Mr. Aires also holds the following positions in other companies: (i) member of the board of directors at Fundação Arus de Seguridade Social; and (ii) member of the board of directors of Veracel Celulose S.A. With respect to the Company’s whole owned subsidiaries, he holds the position of Executive Officer of (i) Mucuri Energetica S.A. (ii) F&E Tecnologia Do Brasil S.A, (iii) Projetos Especiais e Investimentos Ltda. and (iv) Suzano Operações Industriais e Florestais S.A. His main professional experiences in the last five years include also acting in leadership positions in the areas of Logistics, Forestry and Operations at Votorantim Celulose e Papel (VCP) and later at Fibria.

Carlos Anibal de Almeida Jr. Carlos Aníbal Fernandes de Almeida Junior holds a degree in Electrical Engineering from the Federal University of Minas Gerais, a postgraduate degree and a MBA in General Administration from IBMEC (São Paulo). He currently serves as the Executive Officer of Forestry and Procurement of the Company. Mr. Carlos Aníbal also holds the following positions in other companies: (i) member of the Supervisory Board of Lenzing AG and (ii) member of the Board of Directors Spinnova Plc. With respect to the Company’s whole owned subsidiaries, he is also (i) member of the Board of Directors of Fibria Celulose USA Inc; Supervisor of Suzano Shangai and (iii) Executive Officer of Maxcel Empreendimentos e Participações S.A. and Suzano Operações Industriais e Florestais S.A. His main professional experiences in the last five years also include acting as Executive Officer of the Pulp Business Unit, Executive Officer Sales and Marketing of Pulp and Paper and Executive Officer of the Pulp Business, at the Company.
Douglas Seibert Lazaretti. Douglas Lazaretti holds a degree in Forest Engineering from the Federal University of Santa Maria – Rio Grande do Sul, a Master's in Business Administration - MBA, Business, Technology, and Innovation from the Massachusetts Institute of Technology, a Master's in Wood Quality, Forest Management, and Economics from the Federal University of Santa Maria, and a Master's in Business Administration (MBA), Business Management from the University of Santa Cruz do Sul. He is currently the Executive Vice-President of Forestry . He also serves as (i) Coordinator of the Forestry Committee of Ibá – Brazilian Tree Industry (since January 2020); and (ii) Chairman of the Board of Directors of the Institute of Forest Research and Studies - IPEF (since January 2020). His main experiences in the last 5 years include: (i) Member of the Board of Veracel Celulose S/A (January 2020 - September 2024); (ii) He has worked in all our forestry units, with his latest challenge being the expansion of our operation in Mato Grosso do Sul, including the forestry base to support the new plant in Ribas do Rio Pardo; (iii) General Manager of the Forestry Business Unit at Gerdau (August 2013 - November 2015).
Leonardo Barretto de Araujo Grimaldi. Leonardo Barretto de Araujo Grimaldi holds a degree in Business Administration from Fundação Getúlio Vargas and has taken specialization courses at Wharton (USA) and Singularity University (USA). He currently serves as the Executive Vice-President of Commercial Pulp and Logistics of the Company. Mr. Leonardo Grimaldi also holds the following positions in other companies: (i) chairman of the Board of Directors of Portocel Terminal Especializado de Barra do Riacho S.A.; (ii) member of the board of directors of Veracel S.A..; and (iii) member of the Supervisory Board of Lenzing AG. With respect to the Company’s whole owned subsidiaries he also holds the following positions (i) member of the Supervisory Board of Suzano International Trade GmbH (ii) Executive Officer of Itacel - Terminal De Celulose De Itaqui S.A. and Fibria Terminal De Celulose De Santos Spe S.A.; (iii) member of the Board of Directors of Suzano Material Technology Development Ltd and Suzano Shangai; and (iv) Chairman of the Board of Directors of Suzano America and Fibria Celulose (USA) Inc. His main professional experiences in the last five years also include acting as Executive Officer of People and Management, and Health and Safety at the Company, and, previously, as Executive Director of the Paper and Packaging Unit, and also, being member of the Board of Directors and of the Strategy Committee and People Committee at Ibema Companhia Brasileira de Papel.
Marcos Moreno Chagas Assumpção. Marcos Moreno Chagas Assumpção holds a degree in Economics from the University of Brasília (UnB) and an Executive MBA from Coppead (Federal University of Rio de Janeiro). He currently holds the position of Executive Vice President of Finance and Investor Relations. He also holds the following positions with in the Company’s whole owned subsidiaries: (i) member of the Board of Directors of Fibria Celulose (USA) Inc, Suzano Material Technology Development LTD, Suzano Pulp And Paper America, Inc, Suzano Shanghai and Suzano Ventures LLC; (ii) member of the Supervisory Board of Suzano International Trade GmbH; and (iii) Executive Officer of F&E Tecnologia Do Brasil S.A., Itacel - Terminal De Celulose De Itaqui S.A., Maxcel Empreendimentos e Participações S.A., Mucuri Energetica S.A., Projetos Especiais e Investimentos Ltda, SFBC Participações Ltda and Suzano Operações Industriais e Florestais S.A. In January 2022, he joined Suzano, where he served as Officer of Corporate Finance, leading the Treasury, Funding, M&A, and Credit areas, and recently took on the role of Officer of FP&A and M&A. Previously, he worked at Itaú BBA for nearly 13 years, primarily in the Equity Research area, where he was Head of Research, Equity Strategist, and Analyst for the Commodities sector (Pulp and Paper, Mining, Steel, and Cement) and the Banking sector.

Maria Luiza de Oliveira Pinto e Paiva. Maria Luiza Paiva graduated in psychology from the Pontifical Catholic University of São Paulo (PUC-SP) in December 1986. She currently serves as Executive Vice-President of Sustainability, Communication and Brand of the Company. She also holds the following positions in the Company’s whole owned subsidiaries: (i) Director of Suzano Canada Inc.; and (iii) Supervisor of Suzano Material Technology Development Ltd. Previously, she was Executive Vice President of Sustainability (since March 2021) and Non-Independent Coordinator of the Executive Risk Committee – Sustainability (since August 2022) at Vale. Her main experiences in the last 5 years include: (i) Executive Vice President of Sustainability (March 2021 to December 2024) and Non-Independent Coordinator of the Executive Risk Committee – Sustainability (from August 2022 to December 2024) at Vale S.A.; (ii) Executive Officer of Sustainability at Suzano S.A. (January 2019 to February 2021); (iii) Member of the Board of Directors of the Global Compact Network Brazil (January 2020 to March 2021); (iv) Member of the Board of Directors of the Brazilian Business Council for Sustainable Development (August 2019 to March 2021); and (v) Executive Director of Sustainability at Fibria S.A. (March 2015 to January 2019).
Fiscal Council
Our fiscal council is a non-permanent corporate body comprised of three members, with an equal number of alternates, in case our shareholders request it to be convened at the annual general shareholders’ meeting. Under our bylaws, the members of our fiscal council must sign, before taking office, a compliance statement in accordance with the Novo Mercado listing rules.
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
The following table sets forth the name, position, date of appointment and term expiration for each member of our fiscal council, which has been convened as requested in the annual general shareholders’ meeting held on April 26, 2023:

Name	Age	Position	Date of Election	Term of Expiration (1)
Eraldo Soares Peçanha	73	Member	April 25, 2025	2026
Luiz Augusto Marques Paes	63	Member	April 25, 2025	2026
Rubens Barletta	78	Member	April 25, 2025	2026
Kurt Janos Toth	77	Alternate	April 25, 2025	2026
Luciano Douglas Colauto	57	Alternate	April 25, 2025	2026
Roberto Figueiredo Mello	76	Alternate	April 25, 2025	2026

(1)The term of the mandates of the members of our fiscal council shall terminate on the date of our annual general shareholders’ meeting in charge of evaluating our audited consolidated financial statements for the year ended December 31, 2025.

The following is a summary of the business experience of the current members of our fiscal council:
Eraldo Soares Peçanha. Eraldo Soares Peçanha holds a bachelor's degree in Accounting and Business Administration from Universidade Cândido Mendes (RJ). He currently, serves on the Fiscal Council at Suzano SA. Highlights of his professional experience follow: Aracruz Celulose S.A. - Manager of Accounting, Internal Audit, and Controller (1974 to 1996); CSN-Cia. Siderúrgica Nacional - Director of Controllership and IT (1996 to 2003); Embratel S.A. - Director of Controllership and Executive Director of Corporate Governance (2003 to 2008); Icatu Seguros S.A. - Executive Director of Customer Services (2008 to 2011); Previous roles include: Member of the Audit Committee at Banco do Estado do Rio Grande do Sul; Full member of the Fiscal Council at publicly traded companies: Vale, Net Serviços de Comunicação, JBS, Ideiasnet; Also, he was a member of the Fiscal Council at privately held companies: Cadam, Ferrovia Centro Atlântica, Itá Energética, and Officer Distribuidora Prod. Tecnologia; Alternate member of the Fiscal Council at publicly traded companies: Ouro Fino Saúde Animal Participações, CCR, AES Tiete Energia, Tupy, and Padtec Holding; Full member of the Fiscal Council at private pension entities of some companies where he worked. Since 2012, he has been working as a consultant in the areas of Corporate Governance, Controllership, and Accounting/Financial Processes & Systems.
Luiz Augusto Marques Paes. Luiz Paes holds a Law degree from the Law School of the University of São Paulo – USP. He is currently a permanent member of the Company’s Fiscal Council. Luiz Paes also holds the following positions at other companies: (i) permanent member of the Fiscal Council of Cyrela Brazil Realty S.A. Empreendimentos e Participações; (ii) permanent member of the Fiscal Council of Cury Construtora e Incorporadora S.A.; (iii) member of the Audit Committee of JSL S.A.; and (v) partner at the law firm Paes e Colauto Sociedade de Advogados, working in the area of legal consulting in Tax and Corporate Law. Previously served as a member of the Fiscal Council of Vamos Locação de Caminhões, Máquinas E Equipamentos S.A.
Rubens Barletta. Rubens Barletta holds a law degree from São Bernardo do Campo Law School. He currently serves as member of the fiscal council of the Company. Rubens Barletta is also a permanent member of the fiscal councils of the following companies: (i) Banco Alfa de Investimento S.A.; (ii) Alfa Holdings S.A.; and (iii) Tegma Gestão Logística S.A. From 1999 to 2010, he served as a permanent member of the fiscal council of Financeira Alfa S.A. – Crédito, Financiamento e Investimentos. and of Consórcio Alfa de Administração S.A. Mr. Barletta has been a partner at Barletta, Schubert e Luiz Sociedade de Advogados, a firm specializing in private law, with emphasis on Corporate Law. From 1961 to 2008, he was an employee, intern and then partner at Law Firm Augusto Lima S.C.
Kurt Janos Toth. Kurt Janos Toth holds a degree in Economics from the Federal Fluminense University and a postgraduate degree in Finance from the Pontifical Catholic University of Rio de Janeiro. Currently, he serves as a substitute member of the Fiscal Council of the Company. His main professional experiences in the last 5 years include serving as a member of the Fiscal Council of Tupy S.A. (2017 to 2021). He has also served as Head of the Credit Department at BNDES (Brazilian Development Bank) from 1988 to 2006.
Roberto Figueiredo Mello. Mr. Roberto Figueiredo Mello holds a Law degree from the Law School of the University of São Paulo – USP. He is currently an alternate member of the Company’s Fiscal Council. Mr. Roberto is also a founding partner of Pacaembu Serviços e Participações Ltda
Luciano Douglas Colauto. Luciano Douglas Colauto holds a degree in Business Administration from Fundação Getúlio Vargas (EAESP-FGV) and in Law from the University of São Paulo Law School (USP). He worked as a consultant at Arthur Andersen (an auditing company) from September 1988 to December 1991, and currently is a partner at Almeida Prado, Paes, Caruso e Colauto Consultoria Empresarial Ltda. (a consulting firm), where he joined in December 1991. He served as an effective member of the Fiscal Council of Nordeste Química S.A. (NORQUISA) from April 2003 to August 2004, of TECNISA S.A. from 2007 to 2017, and is currently an effective member of the Fiscal Council of Cyrela S.A., JSL S.A., and Movida Participações S.A.and member of the Audit Committee of Cury Construtora e Incorporadora S.A.
.

Audit Committee
In 2011, the CVM approved an Instruction (No. 509/2011) governing the comitê de auditoria estatutário (statutory audit committee), an audit committee established under the bylaws of the issuer and subject to certain requirements under the CVM rules. Effective January 2018, the B3 listing rules for its Novo Mercado segment require that a company listed on the Novo Mercado (such as ourselves) create and implement an audit committee in accordance with the CVM rules. Novo Mercado segment of B3 is a premium listing segment for Brazilian companies that meet the highest standards of corporate governance. For further information on the Novo Mercado listing segment, see “Item 9. The Offer and Listing–Markets–São Paulo Stock Exchange Corporate Governance Standards.”
On April 1, 2019, our shareholders approved an amendment to our bylaws requiring us to establish a statutory audit committee. Our statutory audit committee is an advisory committee of our board of directors, and provides assistance in matters involving our accounting, internal controls, financial reporting and compliance. Our statutory audit committee also recommends to our board of directors the appointment of our independent auditors and evaluates the effectiveness of our internal financial and legal compliance controls. According to our bylaws, our statutory audit committee must have at least three members, and not more than five members, which must be independent in accordance with the independence requirements of the CVM and at least one of whom must have recognized experience in corporate accounting. Additionally, B3 Novo Mercado listing rules require that at least one member of the audit committee be a independent board member, but they permit the appointment of other members who are not members of the board of directors provided such other members meet the independence requirements of the CVM. Our bylaws expressly require that our statutory audit committee consist of one or more persons who are independent members of our board of directors and one or more persons who are not members of our board of directors and also provides that the members of the committee can not be part of the executive officers board.
Our statutory audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the U.S. Securities and Exchange Commission, or SEC, regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be composed of one or more members of the board of directors and one or more members that are not also members of the board of directors, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. We believe that our statutory audit committee complies with these requirements, and we rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act. The following table sets forth the name, position, date of appointment and term expiration for each of the members of our audit committee:

Name	Position	Date of Election	Term Expiration
Ana Paula Pessoa	Member	May 9, 2024	2026
Carlos Biedermann	Financial Expert	May 9, 2024	2026
Paulo Rogerio Caffarelli	Coordinator and Risk Expert	May 9, 2024	2026

The following is a summary of the business experience of the current members of our audit committee who are not members of our board of directors:
Ana Paula Pessoa. Ana Paula holds a Bachelor's degree in Economics and International Relations and a Master's degree in Development Economics from Stanford University. Currently, she is a member of the Audit Committee of the Company. Ms. Pessoa also holds the position of a member of the board of directors and member of our sustainability committee of Cosan and a partner, investor and Board Chair of Kunumi AI, a leading artificial intelligence start-up in Brazil. She has been an independent board member and member of the audit committee of News Corporation, NY, since 2013; an Independent board member and member of the Investment and CSR committee of Vinci Group, Paris, since 2015; an independent member of the board and member of the audit committee, the conduct and financial crime committee, and of the innovation committee of Credit Suisse AG, Zurich, since 2018. She is also a board member of the board representing IFC at Aegea Saneamento, Säo Paulo, since 2018. She is a member of Stanford University, California, Global Advisory Council since 2018. She is a member of the Consulting Board of The Nature Conservancy Brazil since 2014, a member of the Audit committee for Fundação Roberto Marinho since 2007, a member of consulting board for Casa FIRJAN since 2018. Ms Pessoa was CFO of the Rio 2016 Olympic and Paralympic Games from 2015 to 2017. Ana Paula served as Founder and Managing Director of Brunswick São Paulo from 2012 to 2015. Ms Pessoa, founded and was Chair of Neemu Internet, which was sold in 2015 to Linx SA.. Ana Paula was CFO of infoglobo Comunicações from 2001-2011, and before that held several executive positions in the Globo Organizations since 1993. Ana Paula worked for the World Bank in DC and The United Nations Devenlopment Programme in New York and Benin, West Africa.
Carlos Biedermann. Carlos Biedermann is a graduate in Business Administration and Public Administration from the Federal University of Rio Grande do Sul (UFRGS), and in Accounting from Unisinos. He holds a postgraduate degree in Capital Markets from Fundação Getúlio Vargas (FGV). He is currently (a) a member of the Audit Committee of the Company and also of the following organizations; (b) Chair of the Audit Committee of Grupo Cornélio Brennand, a business group operating in the real estate development, energy, glass, and cement sectors; (c) a member of the Board of Directors of Grupo Solar, a Coca-Cola System bottler in Brazil; (d) a member of the Board of Directors and Audit Committee of Copel - Companhia Paranaense de Energia, a publicly traded company in Brazil and the USA, operating in the energy sector in Paraná and other states of Brazil; (e) a member of the Audit Committee of Banrisul – Banco do Estado do Rio Grande do Sul, a financial institution operating as a multiple-service bank across commercial, credit, investment, mortgage, development, leasing, and investment portfolios; (f) a member of the Audit Committee of Raymundo da Fonte, a company that produces cleaning products, personal hygiene items, and condiments; (g) Chair of the Board of Directors of Brivia Dez, a company operating in advertising, marketing, and technology; (h) a member of the Audit Committee of Moinho Paulista S.A., a company in the food industry; (i) Chair of the Board of ADVB - Associação dos Dirigentes de Marketing e Vendas do Brasil (Brazilian Marketing and Sales Executives Association). Previously, he was (a) lead partner at PricewaterhouseCoopers (PwC) from 2002 to 2015, one of the world’s largest professional services firms in auditing, consulting, and related services; (b) Chair of the Audit Committee for five years and Vice-Chair in 2013/2014 of the Brazilian Institute of Corporate Governance (IBGC), a non-profit organization focused on developing best practices in corporate governance; (c) a member of the Board of Directors for six years and a board advisor for two years of the Young Presidents Organization (YPO/WPO), a global network of chief executives; (d) the first independent member of the Board of Directors at Calçados Azaleia, a Brazilian footwear company; (e) a member of the Administrative Board for approximately 15 years at Santa Casa de Misericórdia de Porto Alegre, a complex of seven hospitals with various specialties located in Porto Alegre, RS; (f) a member of the Audit Committee of BB Seguridade, a Brazilian insurance company owned by Banco do Brasil, operating in insurance, open pension funds, capitalization, and brokerage services; (g) a member of the Board of Directors of Valmont, an industrial company in the agribusiness sector; (h) Chair of the Board of Porto Alegre Health Care, a non-profit group that brings together public and private stakeholders to promote the city and foster medical tourism; (i) a member of the Audit Committee of Grupo Algar, a company in the telecommunications sector (fixed and mobile telephony); (j) a member of the Board of Directors of Madero, a multi-brand restaurant company operating throughout Brazil; (k) a member of the Audit Committee of Tribanco, a commercial bank operating with traditional credit and service operations.

Paulo Rogerio Cafarelli. Paulo Rogerio Caffarelli holds a degree in Law from the Pontifical Catholic University of Curitiba (PUC Curitiba), with specializations in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba). He holds an MBA in Corporate Law and Finance from FGV/RJ and a master’s degree in business management and economics from the University of Brasília. Currently, he is a member of the Board of Directors and the Statutory Audit Committee of the Company. Paulo Rogerio Caffarelli also holds the position of President of Banco BBC within the Simpar Group since October 2021. His main professional experiences in the last years include: (i) President of Cielo S.A.; (ii) he joined Banco do Brasil in 1981, becoming Vice President of Wholesale, International Business, Private Banking, and Capital Markets (BB BI) from 2011 to 2014, also Logistic Director, Marketing Director, New Business Retail Director, Vice-President of Retail and serving as President; (iii) Executive Secretary at the Ministry of Finance from February 2014 to February 2015; (iv) Corporate Executive Director at Companhia Siderúrgica Nacional; (v) he served, for a certain period, on the Board of Directors of the following companies: Banco do Brasil S.A.; Brasilprev; Cielo, Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Alelo); Vale; Brasilcap Capitalização; and Banco Votorantim; he was also a member of the Advisory Board of Febraban - Brazilian Federation of Banks.
As of April 25, 2025, the members of our audit committee, on an individual basis and as a group, directly owned less than 1.0% of our common shares.
Family relationship
Mrs. David Feffer and Daniel Feffer, respectively serving as Chairman and Vice-Chairman of our board of directors, are brothers. Mrs. Gabriela Feffer Moll, a member of our board of directors, is the daughter of Mr. David Feffer, Chairman of our board of directors.
B.Compensation
Aggregate compensation for the members of our board of directors and our executive officers is determined annually at our shareholders’ meeting, in accordance with our bylaws. Our board of directors is responsible for the distribution of such amount between its members and the members of our board of executive officers.
Our shareholders’ meeting held on April 25, 2025 approved the global compensation for the members of our board of directors, fiscal council and board of executive officers for the fiscal year of 2025 in the amount of up to R$ 185.0 million (including social contribution).
For the years ended December 31, 2024, 2023, and 2022 the aggregate compensation of all of our directors, officers and members of our fiscal council was R$ 167.1 million, R$117.7 million, and R$99.2 million (including social contribution), respectively, which includes bonuses in the aggregate amount of R$ 17.7 million, R$24.1 million and R$11.6 million, respectively. In addition, for 2024, 2023 and 2022d 2021 we paid an aggregate of R$ 0.724 million, R$0.598 million and R$0.548 million into our pension plan on behalf of our directors.
Information on elements of compensation for the year ended December 31, 2024 is detailed in the table below (the percentages reflect the percentage of total remuneration represented by the category)

Elements of Remuneration	Board of directors	Board of Executive Officers (Statutory)	Fiscal Council
Fixed Remuneration	60.3%	15.8%	83.3%
Benefits	0.1%	1.3%	0.0%
Social Contribution	12.1%	3.6%	16.7%
Variable Remuneration	0.0%	12.4%	0.0%
Cessation	0.0%	2.1%	0,0%
Long Term Incentive Plan	27.5%	64.8%	0.0%
TOTAL	100.0%	100.0%	100.0%

In addition to receiving a fixed salary, our entire board of executive officers participate in a profit-sharing program based on the achievement of certain personal and corporate goals. We also provide the following benefits, among others, to certain members of our board of directors and our entire board of executive officers: life insurance, health care plans, dental care, meal vouchers, transport, payroll loans and private pension plans. In addition to the benefits, we offer our management team long-term incentive programs.
Until 2023, we had three long-term Incentive plans based on shares: (i) the Phantom Share Plan, (ii) the Share Appreciation Rights (“SAR”), and (iii) the Performance Share Plan. In 2024, the Company’s management decided to discontinue the SAR Plan and keep the Phantom Share Plan and the Performance Share Plan, upon the approval of two new Plans. With this new structure, the Company’s purpose is: i) aligning the interests of managers with the interests of the Company and its shareholders; ii) attracting, rewarding, retaining and encourage them to conduct the Company’s business sustainably, within appropriate risk limits and aligned with the interests of shareholders; and iii) grant them a financial incentive. This changes were approved by our shareholders at the Annual and Extraordinary Meetings held on April 25, 2024.
Performance Shares Plan
Members of the Board of Directors, both the statutory and non-statutory board officers, and key employees are eligible to be beneficiaries of the our Performance Share Plan.
The Board of Directors may approve the grant of Performance Shares to Beneficiaries of the Plan, under the terms and conditions established in the Plan, and in the respective Programs and Grant Agreements. Each Performance Share corresponds to one (1) common, registered, book-entry share with no par value issued by the Company, to be delivered to the Beneficiary, once the conditions established in the Plan and the respective Program and Agreement have been met.
The Board of Directors determines the number of performance shares for each beneficiary, adhering to the global and, if applicable, the extraordinary limit under the plan. The number of performance shares delivered depends on achieving the targets set after the vesting period, as outlined in the programs and agreements. Initially, the grant's financial value is set, then converted into performance shares based on the average price of our common shares during up to ninety trading sessions on the B3 stock exchange before the grant date
The Board of Directors sets and approves the targets for granting performance shares based on TSR performance indicators and strategic priority metrics for each program.
For the Performance Share Plan, TSR refers to the performance indicator mechanism related to shareholder return, used to measure the performance of the reference group over a specific period by combining the share price of the comparable to demonstrate the return provided to the shareholder.
The vesting period is determined by the Board of Directors in each program or grant agreement and may vary between three and five years from the grant date.
The Board of Directors, at its sole discretion, and based on the Compensation Committee’s recommendation, according to the provisions of the Plan and programs, shall approve: (i) the beneficiaries who shall be entitled to receive Performance Shares; (ii) the number of Performance Shares to be granted, which may be based on a reference value or a maximum amount, always respecting the Overall Limit; (iii) the goals and other conditions for acquiring the right to receive Performance Shares, including possible adjustments or modifications required over time, observing the specific terms and conditions in the grant programs and agreements, as applicable.
Under the Performance Share Plan, beneficiaries may be granted shares representing up to 2% of our total issued shares on the plan’s approval date. This amount may adjust due to changes in the number, type, and class of shares as a result of bonuses, splits, reverse splits, or conversion of shares of one type or class into another, or conversion into other securities issued by us, or even in the case of eventual declarations of proceeds during the vesting period.

The Board of Directors may, in exceptional situations to preserve our best interests, establish conditions different from those in this plan for extraordinary grants of performance shares. These may occur when negotiating an entry bonus to hire managers or key employees who may become beneficiaries, or due to bonuses for specific activities or projects that bring significant returns to us. Such grants may not exceed 0.3% of our total issued shares on the plan’s approval date, always respecting the overall limit under the plan.
Phantom Shares Plan
The members of the Management, both statutory and non-statutory, as well as the Company’s key employees who perform strategic functions and have a direct impact on the Company’s results, are eligible to be beneficiaries of the Plan and, thus, upon meeting the conditions established therein, to receive a pecuniary amount result from the granting of Phantom Shares. The Company’s Board of Directors has the authority to approve the grant of Phantom Shares to the beneficiaries, under the terms and conditions established in the Plan, in the respective programs, and in the related grant agreements.
As provided for above, each Phantom Share entitles its holder to receive a monetary value equivalent to the market price of one (1) share of the Company, determined by the market quotation on the determination date (such share, a “Reference Share” for purposes of the Phantom Shares Plan).
The number of Phantom Shares to be granted to each beneficiary is calculated based on two main criteria: (i) the financial value assigned based on the beneficiary’s reference salary and salary multiple or by financial references related to the position grouping; and (ii) the value in reais per share, determined by the average quotation of the Reference Shares in the last 90 trading days of the B3 market before the grant date established in said grant agreement.
Beneficiaries can only exercise their rights to the phantom shares during the exercise period, after meeting the vesting period and other conditions outlined in the plan and agreements. The grant of phantom shares do not automatically confer rights to beneficiaries, including their exercise and settlement.
The vesting period is set by the Board of Directors in each program or grant agreement, ranging from three to five years from the grant date. The exercise period, also determined by the Board, may not exceed two years from the end of the vesting period.
The settlement of phantom shares is conducted through cash payment to the beneficiary of the redemption amount, calculated by multiplying the number of phantom shares by the average quotation of the reference shares over up to 90 trading sessions on the B3 stock exchange, as specified in each program. This amount may include TSR or another strategic metric as a multiplier in the redemption calculation.
TSR, within our phantom shares plan, refers to the performance indicator related to shareholder return, measuring the performance of the Reference Group by combining the share price to demonstrate the return provided to the shareholder.
The Board of Directors, based on the Committee’s recommendation and in compliance with the the plan, approves programs that specify: (i) the beneficiaries of phantom shares, (ii) the number of phantom shares granted; (iii) the conditions and necessary modification for exercising rights related to the phantom shares; (iv) the vesting and exercise periods; and (v) other related terms and conditions.
In exceptional situations, to protect our best interests, the Board of Director may establish conditions different from those in the plan for extraordinary grants of phantom shares, such as when negotiating entry bonuses for new managers or key employees, or for bonuses tied to specific projects that yield significant returns for us.

Share Appreciation Rights Plan
We made available to certain of our executives and employees a SAR Plan, under which the payment, in cash, was linked to the price of our shares and, for a group of executives, was also linked to the performance of our shares in relation to our competitors. The difference between this plan and the phantom shares plan was the fact that there is a minimum appreciation requirement for vesting.
The options have an exercise price (or minimum level of share appreciation) that represents the average of the last 90 trading days prior to the grant date. The plan was composed of one tranche with a vesting period ending three years after the grant and maturing six months after the end of the vesting period. After five years, the options are exercised automatically.
The beneficiary was invited to participate in the plan. The acceptance by the beneficiary required the investment of an amount equivalent to 5% of the grant at the date of the grant, and 20% at the end of the vesting period, which must be deposited in our bank account.
The beneficiary’s gain varies depending on the performance of our shares and may vary up to 25% more depending of the relative performance of our shares and the competing shares (TSR – Total Shareholder Return). This percentage is calculated based on our performance for the relevant period in comparison with our competitors’ performance and may vary between 75% and 125%.
In 2024, management decided to discontinue the SAR Plan and no new options will be granted. Managers still hold options granted under our SAR Plan and may chose to exercise them in the end of the vesting period.
Maximum, Minimum and Average Individual Remuneration of our Board of Directors, Management and Fiscal Council

Year 2024	Number of Members	Number of Remunerated Members	Highest Remuneration (in million reais)	Lowest Remuneration (in million reais)	Average Remuneration (in million reais)
Board of Directors	0.01	8.83	10.52	0.89	2.27
Management	0.01	7.17	56.47	9.72	19.22
Fiscal Council	0.00	3.00	0.36	0.36	0.36
Note on Calculations:
•The average annual remuneration of each body was calculated by dividing the total amount of annual compensation (fixed, variable and indirect benefits, not including social contribution) for each body by the number of remunerated members in the respective body.
•The lowest annual individual remuneration (fixed, variable and indirect benefits, not including social contribution) of each body excludes all members of the respective body who have held the position for less than 12 months.
•The highest annual individual remuneration (fixed, variable and indirect benefits, not including social contribution) of each body makes no exclusions, considering all remuneration received by the respective member for functions exercised in the last 12 months.
Clawback Policy

On November 30, 2023 our Board adopted a policy pursuant to which our executive officers will be required to repay or return erroneously awarded compensation to the Company in accordance with the clawback rules, Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC thereunder (including Rule 10D-1 under the Exchange Act) or the Listing Exchange pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), in each case as may be in effect from time to time. (the "Clawback Policy"). The Clawback Policy is administered by the Appointment and Compensation Committee of the Board.
Employee Compensation Policies
Policy on salaries and variable compensation
We ensure a competitive compensation policy, conducting an annual survey of positions and salaries among the biggest and best companies in various segments. Compensation consists of a fixed monthly salary, which is related to the level of complexity of the position, and an annual share in our results through the variable compensation programs.
The variable compensation programs mostly aims at leveraging business and results, encouraging employees to effectively contribute to our growth, strengthening the commitment to sustainable results, while making the short- and long-term visions compatible, allowing our growth be translated into financial compensation, as well as allowing us to retain employees.
Short-Term Variable Compensation Programs
Based on the definition of group and individual targets. These targets are cascaded across all hierarchical levels.
Long-Term Variable Compensation Programs
We have share-based compensation plans for certain non-management employees within our two Long-Term Incentive (LTI) plans linked to the price our stock, paid in local currency. These are the Phantom Shares Plan and the Performance Shares Plan. Both plans depend on the stock price, and depends on the performance of our shares in relation to our main competitors (TSR – Total Shareholder Return).
Benefits policy
Below is a list of some of the benefits offered to employees:
Dental Care: we offer dental care to employees from certain units, which also covers their dependents. At the Mucuri unit, the benefit also covers the parents of employees.
Health Insurance Plan: we offer medical assistance to employees through health insurance plans managed by third -parties, according to the relevant work location. Employees, their dependents (i.e., spouse or partner, children younger than 21 and single, children younger than 24 who are students, and children with disabilities in any age) and interns are entitled to health insurance. The health insurance offered by us has a co-payment model, i.e., the employee copay a percentage of the costs of medical procedures, following the rules of the insurance plan and applicable regulations. No monthly fixed contribution is paid. There is an accredited network in all locations to serve employees and their dependents. In addition, employees are entitled to reimbursement of expenses incurred at non-accredited locations, in accordance with the rules of the plan.
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
School Supplies Kit: Every year, we deliver school supplies to the children of employees, according to the level enrolled. Employees’ children older than five (completed by January 31 of a given year) who are in preschool, primary or secondary education are eligible for this benefit.
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
Private Pension Plan: Suzano Prev is our supplementary pension plan, managed by BrasilPrev. All employees up to 89 years old are entitled to this benefit.
C.Board Practices
Our board of directors meets at least four times per year and whenever necessary, according to our interest or when called by its chairman or by the majority of its members. Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their activities. Our board of executive officers meets periodically to review our production, commercial and financial operations. Our board of directors and our board of executive officers is governed by each of their respective internal rules, which have been approved by our board of directors in 2019 (and amended on 2022) and 2018, respectively. These rules set forth the structure and functioning, as well as rights and obligations of the members of our board of directors and board of executive officers.

According to the Brazilian Corporation Law and our by-laws, the members of our board of directors are elected by the holders of our common shares at the general shareholders meeting. The members of our board of directors serve two-year terms. In April 2024, the sitting and alternate members of our board of directors were elected to serve a two-year mandate starting on April 25, 2024.
D.Employees
As of December 31, 2024, we employed a total of 23,980 employees (Suzano + Portocel + Ecofuturo + Futuragene + Veracel), distributed as follows:

As of December 31, 2024
Management	1,929
Specialists/Engineers	87
Administrative	6,167
Operations	15,796
TOTAL	23,980
The increase in the number of employees (3,073 people) compared to 2023, increase in our forest base, in sourcing, formation of a succession pool for industrial units, hiring of employees for the Cerrado Project and the acquisition of two industrial assets from Pactiv Evergreen in the United States.
On December 31, 2024, 34,262 workers employed by outsourced subcontractors and service providers were used. This scenario represents an increase of 19.4% in outsourced subcontractors and service providers compared to the previous year, equivalent to an increase of 5,557 employees. The workforce is mostly allocated in forestry operations and logistics with 54% of workers, followed by 43% of workers distributed in industrial operations and 3% of workers in support and administrative activities.
In the years of 2024, 2023, 2022, 2021, 2020 and 2019, the number of accidents in our facilities were 189, 175, 156, 163, 146, 195, respectively.
Our relationship with our employees is subject to the terms and conditions set forth in each of the collective labor agreements executed by us with the local unions to which our employees belong.
E.Share Ownership
As of April 25, 2025, the members of our board of directors and our executive officers, other than members of the Feffer family, directly owned less than 1.0% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
As of April 25, 2025, our capital stock fully subscribed and paid in is R$19,269.3 million divided into 1,264,117,615 registered, book-entry common shares.

The table below presents certain information as of April 25, 2025, regarding (i) any person known to us as the owner of 5% or more of our outstanding common stock, (ii) total amount of the common stock owned by the members of our board of directors, executive officers and fiscal council; and (iii) total amount of the common stock owned by our related parties.

Shareholder	Number of Common Shares	Total Capital (%)
Suzano Holding S.A(1)	367,612,329	29.1%
David Feffer	53,443,973	4.2%
Daniel Feffer	48,077,305	3.8%
Jorge Feffer	47,687,570	3.8%
Ruben Feffer	46,856,788	3.7%
Alden Fundo de Investimento em Ações	27,154,744	2.1%
Other Related Parties(2)	26,566,442	2.1%
Board of Directors, Executive Officers and Fiscal Council	5,337,556	0.4%
(Other Shareholders) Public Float:	612,919,479	48.5%
Treasury Shares	28,461,429	2.3%
Total	1,264,117,615	100.0%

(1)The controlling shareholders of Suzano Holding S.A. are David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.
(2)Includes other relatives of the Feffer family.
In addition, as of April 25, 2025, 7.2% of our common shares were held in the form of ADSs. Our major shareholders do not have different voting rights from other shareholders.
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
Transactions with Suzano Holding S.A.
The transactions with our controlling shareholder, Suzano Holding S.A, in the year ended December 31, 2024, totaled R$66,000.0, mainly related to administrative expenses sharing and, to a lesser extent, to guarantees provided by Suzano Holding S.A.
Other Transactions
We are currently engaged in commercial pulp transactions with Ibema Companhia Brasileira de Papel (Ibema) that is a joint venture between us and Ibema Participações S.A (Ibemapar) concluded in January 2016. Currently, we hold 49.9% of Ibema's share capital and Ibemapar holds the remaining 50.1%.
In the year December 31, 2024, 2023 and 2022, our net revenues from these transactions were R$224.4 million, R$193.0 million and R$237.1 million, respectively.
We also enter into expense sharing with certain other parties controlled by some of our controlling shareholders in the ordinary course of business.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See our audited consolidated financial statements included in this Annual Report.
Legal Proceedings
We are a party to numerous legal proceedings in Brazil relating to civil, administrative, tax, labor, environmental and corporate issues arising in the normal course of our business. We recognize provisions when losses are assessed as probable and the amounts involved can be measured reliably. Below is a summary of the provisions recognized in our legal proceedings.

	December 31, 2024			December 31, 2023
	Judicial deposits	Provision	Provision, net	Provision, net
	(in millions of R$)
Tax and social security	66.7	2,402.4	2,335.7	2,329.4
Labor	91.6	353.9	262.3	266.8
Civil environment and real estate	20.1	348.8	328.8	264.2
	178.4	3,105.2	2,926.8	2,860.4

Although the amounts of any liability that could arise against us with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely to us, would not, individually or in the aggregate, have a material adverse effect on our financial condition. The amount of the legal cases assessed as reasonably possible, as of December 31, 2024, is R$9,837.1 million for tax proceedings, R$171.5 million for labor proceedings and R$5,065.7 million for civil proceedings.
Tax Proceedings
As of December 31, 2024, we were involved as the defendant in approximately 58 administrative and judicial proceedings of tax and welfare nature, which likelihood of loss is probable, involving a plurality of taxes, such as corporate income tax (IRPJ), social contribution on net income (CSLL), retained income tax (IRRF), social integration program (PIS), social contribution on revenue (COFINS), tax on industrialized products (IPI), social contribution, tax on rural real estate (ITR), value added tax on goods and services (ICMS), tax on services (ISS) and real estate tax (IPTU).
As of December 31, 2024, we had provisions, net of judicial deposits, of R$2,335.7 million related to tax claims for which our legal counsel considers that the likelihood of loss is probable. In addition, the total amount related to proceedings in which we are defendants, and for which our legal counsel considers the likelihood of loss possible, is R$9,837.1 million. As of December 31, 2024, we had no provision accrued for claims which likelihood of loss is possible.
The remaining tax and welfare proceedings refer to other taxes, such as social contribution, IRPJ, CSLL, ITR, ICMS, ISS, IRRF, PIS and COFINS, mainly due to divergences on the interpretation of applicable tax rules and ancillary tax obligations.
We list below our key legal proceedings:
a.Income Tax Assessment – IRPJ/CSLL: Swaps of Industrial and Forestry assets: In December 2012, the the Company received a tax assessment for income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, the closing date of the transaction, when the Company executed an agreement with International Paper regarding a swap of industrial and forestry assets. . On January 19, 2016, the Tax Federal Administrative Court (CARF) rejected, as per the casting vote of the CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and, given the impossibility of further appeals and the consequent closure of the case at the administrative level, decided to pursue the discussion in the Judiciary. The lawsuit was ruled in favor of the Company's interests, and the National Treasury's appeal is currently awaiting judgment at the lower court. In December 2023, pursuant to article 25, paragraph 9ºA, of Law No. 14,689/23, the Active Debt Certificates were rectified to definitively cancel the amounts related to the tax assessment penalty and its charges. The probability of loss in this case is possible, except for the provisioning of the amount equivalent to the contingent liability assumed arising from the business combination. For the year ended December 31, 2024, the estimated amount of the possible exposure is R$ 1,688.7 million (R$ 1,630.5 million as of December 31, 2023).
b. Income Tax Assessment – IRPJ/CSLL : This refers to an administrative proceeding initiated in October 2023, resulting from tax assessments for IRPJ and CSLL issued against Suzano S.A., for the calendar year of 2019. The alleged infractions include: (i) nondeductible expenses; (ii) improper deduction of operating expenses; (iii) profits earned by the subsidiaries abroad; (iv) goodwill amortization; (v) lack of addition of bonus paid to directors to the CSLL calculation basis, and (vi) tax loss and negative CSLL basis. The Company filed an administrative objection, which was partially upheld. Currently, the voluntary appeal filed by the Company and the ex officio appeal filed by the National Treasury are awaiting judgment. For the year ended December 31, 2024, the total amount of the possible exposure is R$920.6 million (R$845.2 million as of December 31, 2023).

c.Income Tax assessment – IRPJ/CSL: Disallowance of Depreciation, Amortization and Depletion expenses – 2010: In December 2015, the Company received a tax assessment demanding the payment of IRPJ and CSLL. The assessment challenges the deductibility of depreciation, amortization, and depletion expenses of 2010, which the Company had included in its income tax calculations. The Company filed an administrative appeal, which was partially upheld. This decision was subject to a voluntary appeal, filed by the Company in November 2017. The judgment was converted into a due diligence process, and currently, the Company is awaiting the completion of the due diligence. For the year ended December 31, 2024 the total amount of the possible exposure is R$875.5 million (R$827.2 million as of December 31, 2023).
d.Tax assessment – IRPJ/CSLL: On October 5, 2020, the Company was notified of a Tax Assessment issued by the Brazilian Internal Revenue Service (“RFB”) claiming the payment of IRPJ and CSLL credits, resulting from the remeasurement of the profit of its subsidiary Suzano Trading Ltd for the years ended December 31, 2014, 2015, and 2016. In addition to the Company, the statutory executive officers of Suzano Trading were also included as co-defendants. Risk of loss is considered as possible for the Company, as well as the officers, but with a higher chance of winning. Company presented the administrative defense and, currently, through Resolution No.104000033, the judgment was converted into a diligence and is currently awaiting the conclusion of the diligence. In the year ended December 31, 2024 the total amount of the possible exposure is R$609.5 million (R$563.7 million as of December 31, 2023).
e.PIS/COFINS – Goods and Services – Period of 2009 to 2011: In December 2013, the Company was tax assessed by the RFB demanding the collection PIS and COFINS credits disallowed for allegedly not being linked to its operational activities. In the first instance, the objection filed by the Company was dismissed. A voluntary appeal was filed and it was partially upheld in April 2016. From this decision, the Company filed a special appeal, and certain divergences were admitted for consideration by the Superior Chamber of Tax Appeals (“CSRF”). The National Treasury also filed a special appeal with the CSRF. Currently, the partial settlement of the ruling is being discussed, and the special appeal is awaiting judgment by the CSRF. For the year ended December 31, 2024 the total amount of the possible exposure is R$201.2 million (R$190.9 million as of December 31, 2023).
f.Tax Assessment – Taxation on a universal basis – Period of 2015: On November 3, 2020, the Company was notified of a Tax Assessment issued by the RFB under the accusation that it had failed to pay IRPJ and CSLL for the 2015 calendar year. The infraction was based on the lack of addition, in determining the real profit and the CSLL calculation base, of the profits earned by its foreign subsidiaries. Based on the legal advisors hired to present the defense, the Company classified the risk of loss as possible. The Company filed an administrative defense, which was partially upheld in the first instance. Following this decision, the Company filed a voluntary appeal on June 8, 2024, which was partially upheld on May 14, 2024, resulting in the cancellation of the majority of the tax assessment. For the remaining portion, the Company filed an appeal, which is currently awaiting judgment. For the year ended December 31, 2024 the total amount of exposure is R$4.8 million (R$176.9 million as of December 31, 2023).

g.Tax incentive — Agency for the Development of the Northeastern Brazil (ADENE): In 2002, the Company applied for and was granted by the RFB the right to benefit from a reduction in the IRPJ and non-refundable additional taxes calculated on operating profit, for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), all located in the Aracruz unit, under the condition of making new investments in its units located in the area covered by ADENE. In 2004, the Company received a notice from the extrajudicial administrator of the extinct Superintendency for the Development of the Northeast (“SUDENE”) informing it that the right to enjoy the benefit previously granted was deemed unfounded and would be revoked. In 2005, a tax assessment was issued demanding alleged amounts relating to the tax incentive enjoyed up to that point. After administrative discussions, the tax assessment was partially upheld, recognizing the Company’s right to benefit from the tax incentive until 2003. The Company's management, advised by its legal advisors, believes that the decision to cancel the referred tax benefits is incorrect and should not prevail, whether concerning the benefits already enjoyed or those not yet enjoyed until their respective final terms. Currently, the contingency is being discussed in the judicial sphere. The Company is awaiting the judgment of the appeal filed against the unfavorable decision. For the year ended December 31, 2024 the total amount of the possible exposure is R$150.9 million (R$143.9 million as of December 31, 2023).
h.Offsetting – IRRF – Period 2000: The Company filed a process to offset IRRF credits for the year ended December 31, 2000, against debts owed to the RFB. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. The Company filed a voluntary appeal with CARF against this decision and the judgment was converted into a due diligence process. The voluntary appeal is currently awaiting judgment. For the year ended December 31, 2024 the total amount of the possible exposure is R$125.5 million (R$120.9 million as of December 31, 2023).
i.IRPJ /CSLL – Partial Approval – 1997 Period: The Company filed a process to offset credits arising from tax losses for the year 1997 against debts owed to the RFB. In March 2009, the tax authorities approved only R$83.0 million, resulting in a difference of R$51.0 million. The Company is still awaiting the conclusion of the analysis of the credits under administrative review following a favorable decision by CARF in August 2019, which upheld the voluntary appeal filed by the Company. For the remaining portion of the credit, the Company filed a lawsuit, which is currently awaiting judgment in the second instance of its appeal, filed after an unfavorable ruling. For the year ended December 31, 2024 the amount of the possible exposure is R$ 122.3 million (R$117.1 million as of December 31, 2023)
j.Tax Assessment – IRPJ/CSLL: Administrative proceeding demanding the collection of IRPJ and CSLL for the 2015 calendar year. The alleged infractions include (i) transfer pricing; and (ii) non-deductible expenses. The Company filed a defense in January 2020, which was partially upheld. Following this decision, the Company filed a voluntary appeal, and the judgment was converted into a due diligence process. Currently, the Company is awaiting the beginning of the due diligence process. For the year ended December 31, 2024, the total amount of the possible exposure is R$112.2 million (R$106.5 million as of December 31, 2023).
k.Tax Assessment – IRPJ and Negative Balance: This refers to a Decision Dispatch that partially approved the offsetting carried out by the Company, due to the use of credits from a Negative Balance, arising from withholding tax, calculated for the period from January 2016 to December 2016. The Company filed an administrative objection, which was fully upheld in its favor. For the year ended December 31, 2024, there is no estimated amount of exposure due to the favorable outcome (R$102.5 million as of December 31, 2023).
l.IRPJ/CSLL - Partial Approval – 2000 Period: In 2024, the Company submitted a request to offset credits arising from the negative balance calculated in the year 2000 against debts owed to the RFB. The RFB fully disallowed the tax credit. After presenting the defense and the appropriate appeals, the process ended unfavorably for the Company at the administrative level. The Attorney General's Office of the National Treasury (“PGFN”) filed a tax execution to collect the amounts, at which time the Company filed the appropriate motions to stay the tax execution, which were partially upheld. The Company has filed an Appeal, which is awaiting judgment. For the year ended December 31, 2024, the estimated amount of exposure is R$101.7 million

Labor Proceedings
As of December 31, 2024, we were involved as defendant in 1,178 labor proceedings assessed as reasonably probable, which represents a contingency provision, net of judicial deposits, of R$262.3 million, duly provisioned in our audited consolidated financial statements. Additionally, we were involved in 1,135 labor proceedings assessed as reasonably possible, with a total amount under dispute of R$171.5 million. We are also involved in collective disputes filed by labor unions located in the states of Bahia, Espírito Santo, São Paulo, Maranhão and Mato Grosso do Sul.
The labor proceedings filed against us involve common matters under dispute in other agroindustrial companies, such as overtime and termination payments, additional compensation for allegedly unsafe/unhealthy labor conditions, in addition to lawsuits filed by outsourced and third-party employees claiming that we are secondarily or jointly liable for compensation owed to them by their original employers.
Civil, Land and Environmental Proceedings
As of December 31, 2024, we were involved in 97 judicial civil and environmental proceedings assessed as reasonably probable, for which we have a provision of, R$328.8 million, net of judicial deposits. . In addition, we have other civil and environmental proceedings assessed as reasonably possible, representing a contingency of R$5,065.7 million.
The civil judicial proceedings refer mainly to indemnification claims, real estate possession challenges, claims for the revision of contractual provisions, bankruptcy, reimbursement of funds claimed from landowners and land lawsuits.
The environmental judicial proceedings involving us mainly relate to licensing issues and environmental impacts of our activities. We are also a party in administrative proceedings that discuss issues related to forestry operations and environmental licensing. Claims deemed material are outlined below.
Environmental Matters
We currently have two relevant class actions (ação civil pública) filed by the Federal Public Prosecution Office in the north and northeast regions of Brazil, which: (i) the first, challenge the jurisdiction of the state’s environmental agency, in favor of Brazilian’s Federal Environmental Angecy - IBAMA jurisdiction, to grant environmental licenses and claiming compensation for the impacts of our operation and (ii) the second, alleges the negative impacts of the operation in the Lower Parnaíba Region, at the State Maranhão, by Suzano, futhermore, the Federal Public Prosecution Office claims that the occupation of these areas has caused socio-environmental impacts in the eastern Maranhão region. The risks involved in such proceedings include delays in our plantation schedule and the suspension of the activities carried out in our Maranhão unit until a new permit is issued and the impacts are repaired.With regards to the first class action the superior court is still to rule on an appeal against the injunction granted against us, and to the second claim is still pending judgement by the trial judge, as this case is still currently in the investigative phase, with expert procedures underway.

In December 2020, the Prosecutor's Office of the State of Bahia initiated a public civil action against us, questioning the applicability of the concept of "Consolidated Rural Areas," established by Federal Law No. 12,651/2012, in areas within the Mata Atlântica Biome. The case is still in its initial stages, and a preliminary injunction was granted by the State Of Bahia Court Of Appeals (Tribunal de Justiça da Bahia) permitting the regular operation of our areas, while the merit discussion over the recognition of the Regulatory Decree for the Atlantic Forest biome as still pending. The Court requested in-depth technical studies from the Bahia Environmental Institute (INEMA) to identify possible Consolidated Rural Areas in the region. This decision is subject to appeal by both us and INEMA.

The municipality of Nova Viçosa, located in the state of Bahia, filed a Public Civil Action against us, claiming collective damages due to alleged consequences of our dredging operations in a navigation channel in the Municipality of Caravelas, operated by us until 2021. Although these operations were conducted in accordance with environmental permits issued by INEMA and the Brazilian Federal Environmental Agency (IBAMA), the municipality alleges that the dredging caused impacts on fishing and aesthetic elements.

The motion by the municipality was mostly denied due to the lack of legal and factual requirements for an injunction, except for a partial grant obliging us to hire an audit to attest to the robustness of our corporate governance. We appealed to the State Court, which ruled against us in a decision that was contradictory and unclear. We filed a motion for clarification to reverse the decision, which is pending judgment. However, if the unfavorable ruling is upheld, the granted injunction presents little to no risk to us.
Additionally, 50 individuals filed lawsuits against us, claiming individual damages due to alleged consequences of the dredging operations. All motions for preliminary injunctions by these individuals were rejected by the Judge and upheld by the State Court of Appeals.
In August 2023 and 2024, the Company was involved in two lawsuits filed by the Federal Prosecutor's Office with practically identical objectives seeking the suspension and subsequent revocation of our licenses and authorizations related to activities allegedly impacting traditional communities in southern Bahia.

We contend that this action lacks merit. The areas in question have been operated by us and our predecessors since the 1980s, with all operations authorized through environmental licenses. There are no demarcated traditional territories in the direct influence area of our activities in southern Bahia, and we do not operate in demarcated indigenous territories.
In both lawsuits, the injunctions requested by the plaintiff were rejected by both the Judge, and State of Bahia Court of Appeals, who found the alleged facts and claims more likely to be unsubstantiated than truthful, and due to the absence of risk to justify an urgent order.
We restate our compliance with the rights of native and traditional peoples, in line with our guidelines for relations with this public, and maintain a series of social and environmental programs within our environmental license procedures that benefit indigenous and traditional peoples in our area of influence.
Civil Matters
There are tree class actions (ação civil pública) filed by the Federal Public Prosecution Office claiming (i) a preliminary injunction to prohibit Company’s trucks from transporting wood in federal highways above legal weight restrictions, (ii) the increase in fines and penalties for overweight in cargo, (iii) the compensation for damages caused to federal highways, to the environment and the economic order, and, also (iv) moral damages. Only one of such claims was ruled against the Company, while the remaining cases were decided in favor. Appeals have been filed against these Lower Court decisions. These Appeals are currently suspended by a decision rendered, in 2021, by the Superior Court of Justice (STJ) regarding the same matter. In December 2024, the case was ruled by STJ declaring the possibility to be applied cumulative fines, inhibitory measures and, also, civil liability for damages caused by the carriers. As the STJ has not indicated any criteria for these fines neither indemnification, the amount (fines and indemnification) of a court ruling is still uncertain and will depend on a loss and damage assessment process.

In 2015, the Company filed a civil lawsuit against a competitor who improperly and without authorization used a variety of eucalyptus protected by Fibria's intellectual property rights (cultivar - VT02). The district court (Lower Court) granted an injunction prohibiting the cultivation and use of the biological asset by the competitor (injunction still in force) and also ordered the counterparty to pay compensation for material damages to be determined and calculated in a further judicial phase. The parties filed appeals to the State Court of Appeals (TJMS), which reversed the prior judgment denying our claims. The Company has filed a Motion to Clarify and is awaiting its judgment. In parallel, the defendant filed an lawsuit to annul the cultivar VT02 registration. Currently pending are: (a) the final judgment of the appeals and motion to clarify; (b) the conclusion of the calculation phase; and (c) the judgment of the lawsuit to annul the cultivar VT02 registration is pending

Land Issues
In 2013 and 2015 the Company was subpoenaed for 02 (two) class actions (ação civil pública) filed by the Federal Public Prosecutor’s Office regarding real estate properties acquired by the Company in the northern part of the State of Espírito Santo. The Federal Prosecutor requested (a) the annulment of the deeds and public registrations, (b) compensation for moral damages supposedly caused by the Company and (c) the suspension of financing for Company´s operations and transactions in the municipalities of São Mateus and Conceição da Barra, both located in the state of Espírito Santo. A preliminary injunction was granted by the Lower Judged to block approximately (i) 6,000 hectares of Company´s assets in the 2013 public civil claim and (ii) approximately 5,601 hectares of Company´s properties located in the cities of São Mateus and Conceição da Barra and suspend any financing provided by BNDES for Company´s production or planting of eucalyptus pulp on the areas involved in such public civil claim.
In October 2021, the Federal Judge declared the nullity of disputed land titles and determined the return of these areas and respective properties rights to the State’s title. The Company has filed the appropriate appeals against the terms of such decisions before the Federal Court of Appeals, which are still pending judgment.
Since October 2006 until now, the Brazilian Institute for Land Reform – INCRA, published a public notice informing that the reports issued by commissions created by INCRA concluded that approximately 43,000 hectares of land located in the northern state of Espírito Santo and the southern state of Bahia would have signs of traditionality that could lead to a possible titling of lands in favor of certain “Quilombola´s communities”. From that total area, approximately 31,300 hectares could correspond to areas (lands) owned by the Company. There are Administrative Proceedings led by INCRA, that are still pending some procedural steps that could be contradicted by the Company, to identify and delimit areas and traditional territory. There is only one Administrative Proceedings concluded to date according to a Technical Report for Identification and Delimitation (RTID) prepared by INCRA. Such RTID indicates the delimitation of 3,507.4012 hectares in favor of the Community of Linharinho. As it was identified several irregularities in the mentioned RTID, Suzano filed an annulment action to nullify the administrative proceeding and the RTID.
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
In accordance with article 26 of our bylaws, the minimum mandatory dividend corresponds to the lower of: (i) 25% of the adjusted annual net profits, adjusted according with the Brazilian Corporate Law, and (ii) 10% of the Operating Cash Flow Generation in the relevant fiscal year. The Operating Cash Flow Generation (GCO) is calculated using the following formula: GCO = Adjusted EBITDA – Maintenance Capex, where “GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency, “EBITDA” means our net profit of the fiscal year expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion. “Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

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
Payment of dividends
In the year ended December 31, 2024, no dividends were distributed, due to the loss reported in the year. On December 4, 2024, our Board of Directors approved the distribution of interest on equity in the total gross amount of R$2,500.0 million at the rate of R$2.017362506 per share, considering the number of shares “ex-treasury” as of the current date, as remuneration based on net income shown in the Company's quarterly balance sheet dated September 30, 2024. Interest on own capital was subject to a withholding income tax of 15%, except for shareholders who are proven to be exempt, in accordance with legislation in force. Income tax was withheld and paid in December 16, 2024.

For the year 2023, on December 1, 2023, our Board of Directors approved the distribution of interest on equity in the total gross amount of R$1,500.0 million at the rate of R$1.163375077 per share, considering the number of "ex-treasury" shares at the date of the distribution, as remuneration based on the profit shown in the balance sheet dated September 30, 2023. Interest on own capital was subject to a withholding income tax of 15%, except for shareholders who are proven to be exempt, in accordance with legislation in force. Income tax in the amount of R$190.1 million was withheld and paid in December 2023. The interest on own capital declared was attributed to the minimum mandatory dividend for the 2023, in accordance with the approval at the Annual General Meeting held in April 25, 2024 and with statutory and legal provisions. Payment of such proceeds was made in January 2024.
For the year 2022, on December 1, 2022, our Board of Directors approved the distribution of interim dividends in the total amount of R$2,350.0 million at the rate of R$1.794780909 per share, considering the number of "ex-treasury" shares on the present date, declared to the balance of retained earnings ascertained in the balance sheet dated September 30, 2022. Interim dividends were distributed "ad referendum" of the Annual General Meeting that approves the accounts for the fiscal year ended December 31, 2022, pursuant to Brazilian Corporations Law and our bylaws. The early payment of dividends related to 2022, in the amount of R$2,350.0 million, was imputed to the mandatory minimum dividends determined at the end of the 2022, in accordance with the approval at the Annual General Meeting held in April 27, 2023 and with statutory and legal provisions. Payment of interim dividends was made in December 2022.
For the year 2021, on April 25, 2022, our shareholders in the Annual Ordinary and Extraordinary Shareholder's meeting approved the distribution of dividends in the total amount of R$1,800.0 million, related to: a) R$1,000.0 million as anticipated dividends to the net income account for the year, as approved by our board of directors on January 7, 2022, and R$90.0 thousand due to variations in stock ownership verified in January 2022; and b) R$799.9 million declared at the Annual and Extraordinary Shareholder's meetings held on April 25, 2022, paid in May 2022.
In accordance with the Brazilian Corporation Law and our bylaws, our shareholders approved that there would be no distribution of dividends for the fiscal year of 2020, given that there was no net profit for such year.
B.Significant Changes
See note 1 to our audited consolidated financial statements, included in this Annual Report, to see our significant changes on period.
Other Significant Changes
No other significant changes or events have occurred after the close of the balance sheet at December 31, 2024.
ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
Our ADSs are listed on the New York Stock Exchange under the trading symbol “SUZ.” Our common shares trade on the São Paulo Stock Exchange under the symbol “SUZB3.” On December 31, 2024, we had approximately 82,870 shareholders of record at the B3.
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
The B3 is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2024, the aggregate market capitalization of the 84 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately US$614 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.
Trading on the B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See “Item 10.D — Exchange Controls.” and “Item 10.E — Taxation”.
B3 Corporate Governance Standards
The B3 has three listing segments:
•Level 1;
•Level 2; and
•Novo Mercado
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
In 2004, we listed our shares on the Level 1 segment of the BM&FBOVESPA (former name of the B3), thus guaranteeing transparency in our operations and accountability to our shareholders. In September 2017, we approved the admission of our shares for trading on the listing segment called Novo Mercado of B3, followed by the conversion of the preferred shares issued by us into common shares at the ratio of one preferred share, class “A” or class “B”, for one common share. In addition, we also approved the restatement of our bylaws to adapt them to Novo Mercado listing rules and a change of our methodology to calculate mandatory dividends, also reflecting best corporate governance practices. We concluded the migration to Novo Mercado segment of B3 in November 2017.
As a result, in addition to the disclosure obligations imposed by the Brazilian Corporation Law and the CVM, we also must comply with the following additional disclosure requirements set forth by the Novo Mercado listing rules:
•no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of the year) and at the end of each fiscal year, including a statement of cash flows which must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, financing and investing activities;

•from the date on which we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (i) prepare our annual financial statements and consolidated financial statements, if applicable, in accordance with U.S. GAAP or IFRS Accounting Standards, in reais or U.S. dollars, in the English language, together with
•management reports, (b) notes to the financial statements, including information on net income and shareholders’ equity calculated at the end of such fiscal year in accordance with Brazilian GAAP, as well as management proposals for allocation of net income, and (c) our independent auditors’ report; or (ii) disclose, in the English language, complete financial statements, management reports and notes to the financial statements, prepared in accordance with the Brazilian Corporation Law, accompanied by (a) an additional note regarding the reconciliation of year-end net income and shareholders’ equity calculated in accordance with Brazilian GAAP to U.S. GAAP or IFRS Accounting Standards, as the case may be, which must include the main differences between the accounting principles used, and (b) the independent auditors’ report; and
•from the date on which we release our first financial statement prepared as provided above, no more than 15 days following the term established by law for the publication of quarterly financial information, we must: (i) disclose, in its entirety, our quarterly financial information translated into the English language or (ii) disclose our financial statements and consolidated financial statements in accordance with Brazilian GAAP, U.S. GAAP or IFRS Accounting Standards as provided above, accompanied by the independent auditors’ report.
No later than six months following the listing of our common shares on the Novo Mercado, we must disclose the following information together with our ITR:
•our consolidated balance sheet, consolidated income statement and a discussion and analysis of our consolidated performance, if we are obliged to disclose consolidated financial statements at year-end;
•any direct or indirect ownership interest exceeding 5.0% of our capital stock, considering any ultimate individual beneficial owner;
•the number and characteristics, on a consolidated basis, of our common shares held directly or indirectly by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee;
•changes in the numbers of our common shares held by any controlling shareholders, members of our board of directors, board of executive officers and fiscal committee in the immediately preceding 12 months;
•in an explanatory note, our statement of cash flows and consolidated statement of cash flows, which should indicate the cash flows changes in cash balance and cash equivalent, separated into operating, financing and investing activities; and
•the number of free-float shares, and their percentage in relation to the total number of issued shares.
The following information must also be included in our Brazilian annual report (Formulário de Referência) within seven business days of the occurrence of the following events, among others:
•change in management or of an audit committee member;
•change in capital stock;
•issuance of new securities even if for private subscription;
•change in the rights of the securities issued;
•change in direct or indirect holdings by controlling shareholders or variations in their share positions equal to or greater than 5% of the same types or class of stocks of the issuer;

•when any natural or legal person, or a group of persons representing the same interest, has a direct or indirect share that is equal to or higher than 5% of the same type or class of stocks of the issuer, provided that the issuer is aware of such change;
•any change in the share position held by the persons mentioned in the two preceding items, in an amount greater than 5% of the same types or class of stocks of the issuer, provided that the issuer is aware of such change;
•merger, merger of shares, or spin-off;
•change in the projections or estimates or disclosure of new projections or estimates;
•execution, amendment or termination of a shareholders’ agreement filed at the company’s headquarters or to which the controlling shareholder is party that provides for the exercise of voting rights or the control of the company; and
•bankruptcy, judicial recovery, liquidation, or court approval of an extrajudicial recovery.
All members of our board of directors, our board of executive officers and our fiscal council have signed a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.
Additionally, pursuant to the Novo Mercado listing rules, we must, by December 10 of each year, publicly disclose and send to the B3 an annual calendar with a schedule of our corporate events. Any subsequent modification to such schedule must be immediately and publicly disclosed and sent to B3.
Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards
See “Item 16G. — Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
As of April 25, 2025, our outstanding, fully paid-in share capital is R$19,269.3 million, comprised of 1,264,117,615 registered, book-entry common shares, with no par value.
On August 9, 2024, our Board of Directors approved the the cancellation 40,000,000 common shares held in treasury at the time, without capital reduction and against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022. Therefore, the share capital of R$19,269.3 million comprised of 1,304,117,615 registered, book-entry common shares with no par value became R$19,269.3 million, comprised of 1,264,117,615 registered, book-entry common shares, with no par value.

On April 25, 2024, our shareholders at Annual General Meeting approved a share capital increase in R$ 10,000.0 million, without issue of shares, upon the capitalization of part of the Capital Increase Reserve. Therefore, the share capital of R$9,269.3 million divided into 1,304,117,615 registered, book-entry common shares with no par value became R$19,269.3 million, comprised of 1,304,117,615 registered, book-entry common shares, with no par value.
On January 26, 2024, our Board of Directors approved the the cancellation 20,000,000 common shares held in treasury at the time, without capital reduction and against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022. Therefore, the share capital of R$9,269.3 million comprised of 1,324,117,615 registered, book-entry common shares with no par value became R$9,269.3 million, comprised of 1,304,117,615 registered, book-entry common shares, with no par value.
On February 2023 our Board of Directors approved the the cancellation 37,145,969 common shares held in treasury at the time, without capital reduction and against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022. Therefore, the share capital of R$9,269.3 million comprised of 1,361,263,584 registered, book-entry common shares with no par value became R$9,269.3 million, comprised of 1,324,117,615 registered, book-entry common shares, with no par value.
B.Memorandum and Articles of Association
Our bylaws, approved by our shareholders at the extraordinary general meeting held on September 30, 2024, are filed as Exhibit 1.1 to this annual report. This description does not purport to be complete and is qualified in its entirety by reference to our Bylaws, the Brazilian corporation law and the rules and regulations of the CVM and the Novo Mercado.
Voting Rights
Each common share entitles its holder to one vote at the matters of the shareholders’ meetings, in accordance with the Brazilian Corporation Law, our bylaws and the Novo Mercado listing rules.

Shareholders’ Meetings
According to Brazilian Corporation Law, shareholders must be previously notified through a notice published three times in Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least 21 days prior to the meeting scheduled date, pursuant to Brazilian Corporation Law. If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.
On the first notice, meetings may be held only if shareholders holding at least one-fourth of voting shares are represented. Extraordinary meetings for the amendment of the bylaws may be held on the first notice only if shareholders holding at least two thirds of the voting capital are represented. On a second call, the meetings are held regardless of quorum.
Pursuant to our bylaws and Brazilian Corporation Law, shareholders at our annual shareholders’ meeting, which is required to be held within the first four months following the end of the fiscal year, will convene to: (i) take the management accounts; examine, discuss and vote on the financial statements; (ii) decide on the uses to which the net income of the fiscal year should be put and on the distribution of dividends; and (iii) elect the members of the Fiscal Council, if established, and, when applicable, the members of the board of directors.

An Extraordinary Shareholders’ Meeting shall be convened whenever the Company interests so require, and to resolve on following matters pursuant to the Brazilian Corporation Law: (i) amend our bylaws; (ii) elect or dismiss members of the board of directors (Conselho de Administração), at any time; (iii) install our fiscal council and elect and dismiss its members, if such body was not installed in the annual shareholders’ meeting; (iv) authorize the issuance of debentures; (v) suspend the rights of a shareholder in the event such shareholder does not comply with obligations imposed by law or our bylaws; (vi) accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock; ; (vii) pass resolutions to reorganize our legal form, to merge, consolidate or split us, to dissolve and liquidate us, to elect and dismiss our liquidators and to examine their accounts; and; (viii) waiver of the requirement to hold a public offering for the acquisition of shares as a condition for delisting from Novo Mercado; (ix) authorize management to declare us insolvent and to request a judicial recovery (recuperação judicial, a procedure involving protection from creditors available under Brazilian law); (x) resolve on the execution of transactions with related parties or the sale or the contribution, to another company, if the transaction value represents more than 50% of the company´s total assets, according to the previous financial statement approved by the shareholders; (vi) any matter submitted by the board of directors.
In accordance with our bylaws, a shareholders’ meeting must be convened with a minimum notice period of 60 days if the agenda includes (i) the cancellation of the company's registration as a publicly held company, or (ii) any amendment or removal of Article 30, which pertains to the tender offer in case of acquisition of relevant interest.
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
In accordance with article 26 of our bylaws, the minimum mandatory dividend corresponds to the lower of: (i) 25% of the adjusted net profits, and (ii) 10% of the Operating Cash Flow Generation in the relevant fiscal year. The Operating Cash Flow Generation (GCO) is calculated using the following formula: GCO = Adjusted EBITDA – Maintenance Capex, where “EBITDA” means the net profit of the fiscal year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion. “Adjusted EBITDA” means EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets. “Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the fiscal year.
Acquisition of a Relevant Interest
Any person, including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad solely or jointly with another bound person(s) (person or group of persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of any percentage equal to or greater than 20% of the total shares issued by the Company shall, within the maximum term of 30 days counting from the date of the event which results in the ownership of the relevant interest, launch or, in the case of a registered tender offer in the terms of CVM Resolution 85/22, file a registry request before CVM of, a tender offer for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) 48 days counting from the launch of the offer not subject to registration, and (b) 180 days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

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
Sale of Control
In the event of a direct or indirect sale of our shareholding control, through a single or series of transactions, the acquirer must conduct a public tender offer for all shares held by the remaining shareholders in order to ensure equal treatment of all shareholders (tag-along right). The tender offer is subject to applicable laws and regulations, our bylaws and the Novo Mercado lisitng rules.
Delisting from the Novo Mercado
According to the Novo Mercado listing rules the withdrawal from the Novo Mercado may be: (i) voluntary; or (ii) mandatory, as a result of the violation of any the rules of the Novo Mercado or the deregistration as publicly-held company.
The withdrawal, however, shall only occur after the launching of a public tender offer for our outstanding shares, which shall (i) follow, as applicable, the CVM regulation that rules that the mandatory tender offer for the deregistration as publicly held company (including the above mentioned possibility to request a second valuation report); and (ii) be launched at a fair price, as appointed in the appraisal report issued by a specialized institution with proven experience for the purposes of the tender offer; and (iii) be approved by at least one third (1/3) of the shareholders representing the free float that participate in the tender offer auction (whether by selling its shares or expressly agreeing with the withdrawal from the Novo Mercado).
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
The withdrawal from the Novo Mercado does not necessarily result in our deregistration as a publicly-held company on the B3. If we participate in a corporate reorganization involving the transfer of our shareholders’ base to a company that is not listed in the Novo Mercado, such resulting company or companies must apply for listing on Novo Mercado within 120 days from the date of the general shareholders meeting that approved the reorganization, unless the majority of the shareholders representing our free float present at such shareholders’ meeting agrees with the non-listing of the resulting company.

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
You may not be able to exercise the preemptive rights relating to the common shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and our ADS depositary determines to make the rights available to you. See “Item 3. Key Information — Risk Factors —Holders of ADSs may be unable to exercise the preemptive rights relating to our shares underlying the ADSs.”

Right of Withdrawal
The Brazilian Corporation Law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest. Withdrawal rights may be exercised by dissenting or non-voting shareholders, if a vote of at least 50% of voting shares authorizes us:
•to establish new shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws;
•to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;
•to reduce the mandatory distribution of dividends;
•to merge with another company (including if we are merged into one of our controlling companies) or to consolidate, except as described in the fourth paragraph following this list;
•to approve our participation in a centralized group of companies, as defined under the Brazilian Corporation Law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list;
•to change our corporate purpose;
•to terminate a state of liquidation of the corporation;
•to dissolve the corporation;
•to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as a merger of shares (incorporação de ações), except as described in the fourth paragraph following this list;
•to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporation Law, except as described in the fourth paragraph following this list; or
•to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian Corporation Law.
In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.
Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to withdrawal rights within ten days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.
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
Arbitration
We, our shareholders, managers and members of the Audit Committee, whether sitting or alternate members, if any, undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), pursuant to its regulations, any controversies that may arise between them, relating to or arising from their respective condition as an issuer, shareholder, administrator and/or member of the Audit Committee, in particular, of the provisions contained in Law No. 6,385/76, the Brazilian Corporations Law, our bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchanges Commission (CVM), as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado listing rules, the other regulations of B3 and the Novo Mercado Listing Agreement.
C.Material Contracts
Financing Agreements
For a description of the main agreements comprising our short and long-term indebtedness as of December 31, 2023, see “Item 5.B - Liquidity and Capital Resources—Indebtedness.”
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
Under Resolution No. 4,373/2014, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 4,373/2014, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.
Investors under Resolution No. 4,373/2014, from no favorable tax regime countries, who are not a Tax Haven Holder that does not impose income tax or in which the maximum income tax rate is lower than 20%, are entitled to favorable tax treatment. See “Item 10.E - Taxation—Material Brazilian Tax Considerations.”
Resolution No. 1,927 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved by the Central Bank of Brazil and the CVM under Annex V, and we received final approval before the ADSs Offering.

An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the common shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the Depositary’s electronic registration for only five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the common shares are held pursuant to Resolution No. 4,373/2014 by a duly registered investor or a holder of common shares, who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. Dollars or other foreign currencies upon the disposition of the common shares, or distributions with respect thereto. In addition, if the foreign investor resides in a no favorable tax regime country or is not an investor registered pursuant to Resolution No. 4,373/2014, the investor will also be subject to less favorable tax treatment.
E. Taxation
Brazilian Tax Considerations
The following discussion contains a description of the material Brazilian income tax consequences of the purchase, ownership and disposition of shares or ADSs by a holder which is non-resident or not domiciled in Brazil for Brazilian tax purposes (Non-Brazilian Holder). It does not purport to be a comprehensive description of all Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder.
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
For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of common shares or ADSs: (a) Non-Brazilian Holders registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with CMN Resolution No. 4,373/14 (“4,373 Holders”); and (b) other Non-Brazilian Holders, which include Non-Brazilian Holders who invest in Brazilian companies under Law 14.286/2021 and BCB Resolution No. 277 (“foreign direct investment”). As a general rule, 4,373/2014 Holders are subject to a favorable tax regime in Brazil, as described below.
CMN Resolution No. 4,373/2014 permits foreign investors, defined to include individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain legal and regulatory requirements are fulfilled. The foreign investors must (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) file the appropriate foreign investor registration form; (c) obtain the register as a foreign investor before the Brazilian securities commission; and (d) obtain the register of the foreign investment before the Central Bank of Brazil.
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

According to our interpretation of the applicable law, capital gains realized by a Non-Brazilian Holder on the disposal of common shares sold on a Brazilian stock exchange (which includes a transaction carried out on the organized over-the-counter market) are:
•exempt from income tax when realized by a Non-Resident Holder that (i) is a 4,373 Holder, and (ii) is not resident or domiciled in a country or location which is defined as a Low or Nil Tax Jurisdiction (as described below);
•arguably subject to income tax at a 15% rate in the case of gains realized by (A) a Non-Brazilian Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or by (B) a Non-Brazilian Holder that (1) is a 4,373 Holder and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; and
•subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Brazilian Holder that is not a 4,373 Holder, and is resident or domiciled in a Low or Nil Tax Jurisdiction.
Any other gains realized by a Non-Brazilian Holder on a sale or disposal of the shares that is not carried out on a Brazilian stock exchange are:
•subject to income tax at the rate of 15% when realized by a Non-Brazilian Holder that (i) is a 4,373 Holder and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below), although different interpretations may be raised to sustain the application of the progressive rates set forth by Law No. 13,259/2016;
•subject to income tax at progressive rates ranging from 15% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million) in case of gains realized by a Non-Brazilian Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below); and
•subject to income tax at a 25% rate in case of gains realized by a Non-Brazilian Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below).
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
Upon receipt of the underlying common shares in exchange for ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar amount of such preferred shares or common shares as a foreign portfolio investment under CMN Resolution No. 4,373/2014 or as a foreign direct investment under BCB Resolution No. 277.

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
Beginning in 2008, the Brazilian accounting rules were significantly modified in order to align them with IFRS Accounting Standards. After the issuance of such new rules, a transitory tax regime (regime tributário de transição), or RTT, was created mainly to ensure neutrality of the new accounting rules in connection with the calculation and payment of corporate taxes on income. Thus, according to the RTT, Brazilian companies had, only for purposes of calculation of their taxable profit, to use the accounting rules and criteria that existed until December 2007.
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
(a)50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period with respect to which the payment is made; or
(b)50% of the sum of retained earnings and earnings reserves as of the date of the beginning of the period with respect to which the payment is made.
Tax on foreign exchange transactions (IOF/Exchange)
Pursuant to Decree No. 6,306/2007, dated December 14, 2007, as amended, or Decree No. 6,306/2007, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. Currently, for most exchange transactions, the rate of IOF/Exchange is 0.38%. However, exchange transactions carried out for the inflow of funds in Brazil for investments in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0%. The IOF/Exchange rate will also be 0% for the outflow of funds from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.
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

Tax on transactions involving bonds and securities (IOF/Bonds Tax)
The IOF may also be imposed on any transactions involving bonds and securities, including those carried out on Brazilian futures and commodities stock exchanges. As a general rule, the rate of this tax for transactions involving common shares or ADSs is currently zero. The executive branch, also by a Presidential Decree, may increase the IOF rate by up to 1.5% per day, but only with respect to future transactions.
U.S. Federal Income Tax Considerations
This summary describes certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares or ADSs by a U.S. holder (as defined below). This summary is based on the Internal Revenue Code of 1986 (the Code), as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. In addition, this summary assumes the deposit agreements governing our shares and ADSs, and all other related agreements, will be performed in accordance with their terms.
This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of our shares or ADSs. In particular, this summary is directed only to U.S. holders (as defined below) that hold our shares or ADSs as capital assets and does not address tax consequences to U.S. holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, regulated investment entities, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our shares, by vote or value, persons holding our shares or ADSs as part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, or U.S. expatriates. Moreover, this summary does not address state, local or non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. holders, or any alternative minimum tax consequences of acquiring, holding or disposing of our shares or ADSs.
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
If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our shares or ADSs that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs.
You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of our shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.
Treatment of our ADSs for U.S. Federal Income Tax Purposes
In general, a holder of our ADSs will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying shares that are represented by those ADSs. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADSs will be the same for our shares, and exchanges of our shares for ADSs (or vice versa), generally will not result in the realization of gains or losses for U.S. federal income tax. For purposes of the following summary, any reference to our shares shall be understood to also include reference to the ADSs, unless otherwise noted.

Taxation of Dividends
Subject to the discussion below under “Item 10.E - Taxation—Passive Foreign Investment Company Status”, the gross amount of any distribution of cash or property with respect to our shares or ADSs that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of our shares, or the date the depositary receives the dividends, in the case of our ADSs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. If such distribution exceeds the amount of the current and accumulated earnings and profits, it will be treated as a non-taxable return of capital (and reduction in tax basis) to the extent of your tax basis in the shares on which they are paid, and to the extent it exceeds that basis it will be treated as capital gain from the sale or exchange of the shares. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.
Dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends, in the case of our shares, or the date the depositary receives the dividends, in the case of our ADSs. You will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent sale, conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the Brazilian currency. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.
Dividends received by an individual with respect to our shares or ADSs will be subject to taxation at a preferred rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on our shares or ADSs will be treated as qualified dividends if:
•the shares and ADSs on which the dividend is paid are readily tradable on an established securities market in the United States; and
•we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a PFIC).
Our ADSs are listed on the NYSE and our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described in more detail under “Item 10.E - Taxation—Passive Foreign Investment Company Status,” below, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 and 2023 taxable years and do not expect to be a PFIC in our current taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Because our shares are not themselves listed on a U.S. exchange, dividends received with respect to our shares that are not represented by ADSs may not be treated as qualified dividends. U.S. holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of our shares.

Subject to generally applicable limitations and conditions, Brazilian dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements recently adopted by the U.S. Internal Revenue Service (IRS) in regulations promulgated in December 2021 and any Brazilian tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian tax on dividends will be treated as meeting these requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Brazilian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Brazilian dividend tax is not a creditable tax or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Brazilian tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.
The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.
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
Taxation of Dispositions of our Shares or ADSs
Subject to the discussion below under “Item 10.E - Taxation—Passive Foreign Investment Company Status,” if a U.S. holder realizes gain or loss on the sale, exchange or other taxable disposition of our shares or ADSs, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the shares or ADSs have been held for more than one year. The deductibility of capital losses is subject to limitations.
A U.S. holder generally will not be entitled to credit any Brazilian tax imposed on the sale or other disposition of the shares against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Brazilian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, our shares or ADSs.

If a U.S. holder sells or otherwise disposes of our shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares or ADSs are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate in effect on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. holder generally will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate in effect on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the shares or ADSs.
Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.
Passive Foreign Investment Company Status
Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, either:
•75 percent or more of our gross income for the taxable year is passive income; or
•the value of our assets (generally determined on the basis of a quarterly average) that produce or are held for the production of passive income is at least 50 percent.
For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.
We believe, and the following discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2024 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we do not expect to be a PFIC in our current taxable year. However, the determination of whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we were a PFIC for any taxable year in which you hold our shares or ADSs, you (including certain indirect U.S. holders) will generally be subject to adverse U.S. federal income tax consequences, including the possible imposition of ordinary income treatment for “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that the U.S. Holder has received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter), and gain that that the U.S. Holder recognizes on the sale of the holder’s shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If we are deemed to be a PFIC for a taxable year, dividends on our shares would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation for non-corporate taxpayers. In addition, if we are deemed to be a PFIC for a taxable year, you would be subject to increased reporting requirements. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.

Foreign Financial Asset Reporting
Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in "specified foreign financial assets” based on objective criteria. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. holders who fail to report the required information could be subject to substantial penalties. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, our shares or ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding (currently at the rate of 24%) unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.
A holder that is not a U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
F. Dividends and paying agents.
Not applicable
G. Statement by experts.
Not applicable
I. Subsidiary Information.
Not applicable
H. Documents on display.
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
J. Annual Report to Security Holders.
Not applicable

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
Exchange Rate Risk
As a predominantly exporting company, our results are exposed to exchange variations. As such, fluctuations in the exchange rate, especially with regard to the U.S. dollars, may impact our results.
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
For the net exposure of assets and liabilities in foreign currency see note 4.4.1. of our audited consolidated financial statements, included in this Annual Report.
Sensitivity Analysis – Foreign Exchange Exposure
For purposes of risk analysis, we use scenarios to evaluate the sensitivity that the variations in long and short positions, indexed in foreign currency, may suffer. We take as a base case the values recognized in accounting on December 31, 2024 and, from there onwards, appreciations and depreciation are simulated, between 25% and 50%, of the real compared to other foreign currencies. For the sensitivity analysis see notes 4.4.1.1. and 4.4.1.2. of our audited consolidated financial statements, included in this Annual Report.
Commodity Price Risk
We are exposed to commodity prices reflected primarily in the sale price of pulp in the international market. Increases and decreases in production capacities in the global market, as well as the macroeconomic conditions may impact our operational results.
We cannot guarantee that prices will remain at levels that are beneficial to our results. We may use financial instruments to mitigate the sales price of part of the production, but in certain cases the employment of price protection for pulp may not be available.
We are also exposed to international oil prices, reflected in the logistical costs of transportation and commercialization.
On December 31, 2024, we held a long position in VLSFO (very-low sulfur fuel oil) and Brent Crude Oil in the notional amount of US$203.6 million to hedge its logistics costs.

Sensitivity Analysis – Exposure to Commodity Prices

	December 31, 2024
	As of	Effect on income
	Probable	Possible increase (+25%)	Remote increase (+50%)
	(in millions of R$)
Oil derivatives (Brent/VLSFO)	17.0	231.7	503.5
Derivatives by Contract Type
For the open positions of derivatives negotiated in the over-the-counter market, grouped by class of asset and reference index as of December 31, 2024, 2023, see note 4.5. of our audited consolidated financial statements, included in this Annual Report.
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
See discussion at “Item 5.B — Liquidity and Capital Resources — Covenants.”
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
Management’s Report on Internal Control over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and for its assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Statutory Audit Committee, the Company’s board of directors, management, and other personnel to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the IFRS Accounting Standards.
Our internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with IFRS Accounting Standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our audited consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.
The effectiveness of our internal control over financial reporting as of December 31, 2024, is based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2024.
Audit of the Effectiveness of Internal Control over Financial Reporting: Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2024, which is included herein.
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
ITEM 16.B. CODE OF ETHICS AND CONDUCT
Our board of directors adopted the “Code of Ethics and Conduct” document, which sets out the company’s ethical principles and values and applies to all our board members, directors, suppliers and employees, including our chief executive officer, our chief financial officer, our chief accounting officer and the other members of our finance department. No complaint, either express or implied, of provisions of our Code of Ethics and Conduct was granted to our chief executive officer, chief financial officer or chief accounting officer in 2024. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.
Our Code of Ethics and Conduct addresses, among others, the following topics:
•honest and ethical conduct, treating conflicts and misconduct with absolute secrecy;
•full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to public communications made by us;
•compliance with laws, internal procedures and rules and also rules established by Brazilian and international capital market regulatory agencies; and
•the prompt internal reporting of breaches related to our Code to the Ombudsman.
In order to keep the highest governance standards, every two years we review our Code of Ethics and Conduct to assure that the document is up-to-date and follows best practices and regulations. In 2023, we approved the last revision of our Code of Ethics and Conduct. All of our employees in management positions must reaffirm their commitment with our Code of Ethics and Conduct and to undertake to comply with its principles and guidelines while performing their professional activities by performing mandatory training
Additionally, we have conducted awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments – our Code of Ethics and Conduct and the Ombudsman. Video-learning format regarding the anti-corruption policy and our Code of Ethics and Conduct have been given to employees, in order to reinforce the main guidelines and practices established by our Code of Ethics and Conduct. This training program is mandatory for our employees and at the end of the training each employee signs the training electronically.
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers during the fiscal years ended December 31, 2024 and 2023.

Year Ended December 31	2024 (In millions of reais)	2023 (In millions of reais)
Audit Fees	20,951.2	14,967.4
Tax Fees	1,440.2	516.8
Audit Related Fees	628.8	271.4
All Other Fees	—	—
Total	23,020.2	15,755.6

Audit Fees
Audit fees in 2024 and 2023 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351) in connection with the audit of our annual financial statements, the reviews of our quarterly financial statements, and the audit of the statutory financial statements of our subsidiaries. Audit fees also include fees for services that can only be reasonably provided by our independent auditors, such as the issuance of consent letters and the review of periodic documents filed with the SEC.
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
ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Under the listed company audit committee rules of the NYSE and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the board of directors that meets specified requirements. Pursuant to Exchange Act Rule 10A-3(c)(3), a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be separate from the full board, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. We believe that our statutory audit committee complies with these requirements, and we rely on the exemption provided by Rule 10A-3(c)(3) under the Exchange Act. See “Item 6.A. - Directors and Senior Management — Audit Committee” for a description of our statutory audit committee.
ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In the year ended December 31, 2024, the Company has 24,875,787 (34,765,600 as at December 31, 2023) of its own common shares held in treasury, with an average price of R$55.93 per share, with a historical value of R$1,391,309 (R$1,638,514 as at December 31, 2023) and a closing price in December 31, 2024 of R$61.78 per share, with the market corresponding to R$1,536,826 (R$1,934,010 as at December 31, 2023). This change is due to the both January/2024 and August/2024 Repurchase Program, the cancellation of 20,000,000 common shares held in treasury on January 2024, and the cancellation of 40,000,000 common shares held in treasury on August 2024 see “Item 10. Additional Information—A. Share Capital”.
Additionally, until April 09, 2025, in continuity to August/2024 Repurchase Program, we repurchased 3,705,200 for at the average cost of R$51.80, with a market value corresponding to R$191,929.4.

On May 4, 2022, the Company’s board of directors approved the Repurchase Program (“May/2022 Program”) for up to 20,000,000 of its own shares. The May/2022 Program ended on August 3, 2022, through which it repurchased all the shares provided for at the average cost of R$48.36, with a market value corresponding to R$967,170.2.

Period	Number of Shares	Average Price Paid per Share (R$)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of shares (or units) that May Yet be Purchased under the Plans or Programs
Month 1
05/04/2022	452,000	48.79	452,000	19,548,000
05/31/2022
Month 2
06/01/2022	11,953,100	48.48	12,405,100	7,594,900
06/30/2022
Month 3
07/01/2022	5,035,900	48.39	17,441,000	2,559,000
07/31/22
Month 4
08/01/2022	2,559,000	47.65	20,000,000	—
08/03/2022
Total	20,000,000	48.36	20,000,000	—
On July 27, 2022, our board of directors approved a new Repurchase Program (“July/2022 Program”) of up to 20,000,000 of its own shares, with a maximum term for carrying out the acquisitions up to January 27, 2024. The July/2022 Program ended on September 27, 2022, through which it repurchased all the shares provided for at the average cost of R$46.86, with a market value corresponding to R$937,267.5.

Period	Number of Shares	Average Price Paid per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of shares (or units) that May Yet be Purchased under the Plans or Programs
Month 1
07/27/2022	—	—	—	20,000,000
07/31/2022
Month 2
08/01/2022	17,685,600	47.23	17,685,600	2,314,400
08/31/2022
Month 3
09/01/2022	2,314,400	44.09	20,000,000	—
09/27/2022
Total	20,000,000	46.86	20,000,000	—

On October 27, 2022, our board of directors approved a new Repurchase Program (“October/2022 Program”) of up to 20,000,000 of its own shares, with a maximum term for carrying out the acquisitions up to April 27, 2024 (inclusive). The October/2022 Program ended on July 7, 2023, through which it repurchased all the shares provided for at the average cost of R$44.05, with a market value corresponding to R$880,913.8.

Period	Number of Shares	Average Price Paid per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of shares (or units) that May Yet be Purchased under the Plans or Programs
Month 1
10/27/2022	—	—	—	20,000,000
10/31/2022
Month 2
11/01/2022	—	—	—	20,000,000
11/30/2022
Month 3
12/01/2022	—	—	—	20,000,000
12/31/2022
Month 4
01/01/2023	234,400	45.65	234,400	19,765,600
01/31/2023
Month 5
02/01/2023	268,500	45.24	502,900	19,497,100
02/28/2023
Month 6
03/01/2023	1,459,000	44.14	1,961,900	18,038,100
03/31/2023
Month 7
04/01/2023	7,800	37.35	1,969,700	18,030,300
04/30/2024
Month 8
05/01/2023	9,410,000	43.00	11,379,700	8,620,300
05/31/2023
Month 9
06/01/2023	6,321,600	45.29	17,701,300	2,298,700
06/30/2023
Month 10
07/01/2023	2,298,700	44.55	20,000,000	—
07/07/2023
Total	20,000,000	44.05	20,000,000	—

On January 26, 2024, our board of directors approved a new Repurchase Program (“January/2024 Program”) of up to 40,000,000 of its own shares, with a maximum term for carrying out the acquisitions up to July 26, 2025 (inclusive). The January/2024 Program ended on August 15, 2024, through which it repurchased all the shares provided for at the average cost of R$54.84, with a market value corresponding to R$2,193,433.2.

Period	Number of Shares	Average Price Paid per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of shares (or units) that May Yet be Purchased under the Plans or Programs
Month 1
01/26/2024	3,299,300	51.21	3,299,300	36,700,700
01/31/2024
Month 2
02/01/2024	2,698,700	52.25	5,998,000	34,002,000
02/29/2024
Month 3
03/01/2024	—	—	—	34,002,000
03/31/2024
Month 4
04/01/2024	—	—	—	34,002,000
04/30/2024
Month 5
05/01/2024	—	—	—	34,002,000
05/31/2024
Month 6
06/01/2024	6,436,500	57.40	12,434,500	27,585,500
06/30/2024
Month 7
07/01/2024	21,034,700	55.07	33,469,200	6,530,800
07/31/2024
Month 8
08/01/2024	6,530,800	54.44	40,000,000	—
08/15/2024
Total	40,000,000	54.84	40,000,000	—
On August 09, 2024, our board of directors approved a new Repurchase Program (“August/2024 Program”) of up to 40,000,000 of its own shares, with a maximum term for carrying out the acquisitions up to February 09, 2026 (inclusive).

Period	Number of Shares	Average Price Paid per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of shares (or units) that May Yet be Purchased under the Plans or Programs
Month 1
08/09/2024	7,094,000	55.30	7,094,000	32,906,000
08/31/2023
Month 2
09/01/2024	4,021,300	54.97	11,115,300	28,884,700
09/30/2024
Month 3
10/01/2023	—	—	—	28,884,700
10/31/2024
Month 4
11/01/2024	—	—	—	28,884,700
11/30/2024
Month 5
12/01/2024	—	—	—	28,884,700
12/31/2024
Month 6
01/01/2025	—	—	—	28,884,700
01/31/2025
Month 7
02/01/2025	—	—	—	28,884,700
02/28/2025
Month 8
03/01/2025	699,700	55.26	11,815,000	28,185,000
03/31/2024
Month 9
04/01/2025	3,005,500	50.99	14,820,500	25,179,500
04/09/2025
Total	14,820,500	54.33	14,820,500	25,179,500
The repurchase programs already completed totaled R$ 5,802,026.1 in market value, plus transaction costs of R$3,200.2 with a total disbursement of R$5,805,226.3.
ITEM 16.F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16.G. CORPORATE GOVERNANCE

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards
We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules, (iii) adopt a Clawback Policy under NYSE rules; and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The significant differences between our corporate governance practices and those required for U.S. listed companies follows below.
Majority of Independent Directors
The NYSE rules require that a majority of a company’s board of directors must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Under Brazilian law, according to the Novo Mercado listing rules, at least 20% or two of the members of our board of directors (whichever is the greater) must be independent directors, as defined under Brazilian law. Currently, our board of directors consists of nine members, four of which are independent members.
Executive Sessions
NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. Currently, all of our directors are non-management directors and our directors meet at regularly scheduled sessions without management.
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

Compensation Committee
NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non CEO compensation, incentive compensation and equity based plans. We are not required under applicable Brazilian law to have a compensation committee, although we have established an advisory committee, comprised of board members and independent members, to advise on certain of these matters. Under the Brazilian Corporation Law, the total amount available for compensation of our directors and executive officers and for profit sharing payments to our executive officers must be established by our shareholders at the annual general meeting. Our board of directors, based on recommendations and analysis of the Appointment and Compensation committee, is responsible for determining the compensation and profit-sharing of our executive officers, as well as the compensation of our board and committee members, which is established according to market standards and internal rules of compensation
Audit Committee
Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, a company’s audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill the requirements of the NYSE and Rule 10A-3. Under the Novo Mercado listing rules, we are required to have a “statutory audit committee” that complies with the CVM rules. The statutory audit committee is an advisory committee of the board of directors, and provides assistance in matters involving accounting, internal controls, financial reporting and compliance. The statutory audit committee also recommends to our board of directors the appointment of our independent auditors and evaluates the effectiveness of internal financial and legal compliance controls. The statutory audit committee is not, however, equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer is not required to have an audit committee equivalent to or comparable with a U.S. audit committee if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that (i) it be composed of one or more members of the board of directors and one or more members that are not also members of the board of directors, (ii) its members not be elected by management, (iii) no executive officer be a member of the body, and (iv) home country legal or listing provisions set forth standards for the independence of the members of the body. See “Item 6.A - Directors and Senior Management — Audit Committee” for a description of our statutory audit committee.
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
Corporate Governance Guidelines
NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have a Corporate Governance Policy which exists to guarantee that principles of transparency, ethics, accountability, compliance with the law, and respect are always assured for everyone, regardless of whether they are shareholders, employees, stakeholders, or other persons related to Suzano. Moreover, it is used as the basis for the Company’s business models, policies, and guidelines. We also observe the requirements of the Brazilian Securities Commission (CVM) and we adhere to the Novo Mercado listing rules.

Code of Business Conduct and Ethics
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We believe our code substantially addresses the matters required to be addressed by the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “Item 16.B - Code of Ethics and Conduct.”
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
ITEM 16. I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16.J. INSIDER TRADING POLICIES
We have adopted an Insider Trading Policy (the “Insider Trading Policy”), which, among other things, governs the purchase, sale, and other dispositions of our securities by directors, senior management, relevant employees, suppliers and service providers. Our Insider Trading Policy was reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy and procedures is filed as Exhibit 11.1 to this annual report and is also available on our website.
ITEM 16.K. CYBERSECURITY
Management and Risk Strategy
We maintain a comprehensive process to assess, identify, and manage risks arising from vulnerabilities, including risks related to disruptions to business operations or financial reporting systems, intellectual property theft, fraud, extortion, harm to employees or customers, privacy law violations, and other legal disputes and risks, as part of our overall risk management system and processes.
Our information security and cybersecurity risk management processes include the following:
•Our processes are structured based on NIST Cybersecurity and ISO 27001 frameworks. Our processes and policies are periodically reviewed to cover relevant risks.
•We utilize components in our information security and cybersecurity framework such as multi-factor authentication, firewalls, antivirus software, vulnerability and penetration testing, among others.

•Additionally, we collaborate with other areas of the Company, encompassing those responsible for day-to-day Information Security and Cybersecurity matters, including our Cybersecurity team, Legal, Audit, Human Resources, and Corporate.
•We frequently conduct training and awareness campaigns on information security and cybersecurity so that everyone receives guidance and can identify and report information security events or incidents, both in the corporate and industrial environments. These actions are intended to promote familiarity with our Information Security Policy. We also leverage internal communications to raise awareness and conduct phishing simulation exercises.
•We regularly review, test, and update our information security and cybersecurity processes by conducting penetration testing, vulnerability assessments, and attack simulations. Measures are implemented to deter, prevent, detect, and respond to unauthorized activities in our systems.
We annually conduct assessments of cybersecurity controls through independent consulting firms, which contribute to the evolution of the maturity on the subject. The results of these assessments are shared with the executive leadership, and relevant points are addressed throughout the year.
Our information security risk management aims to identify, analyze, evaluate, and treat all of our information security risks, as a continuous and measurable process. Relevant information security risks are treated so that they are mitigated, avoided, or accepted. When mitigating, we seek to reduce the likelihood of damage to our assets and business impact whenever possible. Information security risks are periodically reported to the Cybersecurity Management, for the responsible Head, and the Company’s Senior Management. Furthermore, relevant information security incidents are also reported to the same responsible parties and, when applicable, to the Competent Authorities within the established deadline.
Our business strategy, operational results, and financial situation have not been materially affected by information security risk or incident, including previous information security incidents. We cannot provide assurance that they will not be affected in the future by such risks and any future incidents.
Governance
Head of Technology
The Head of Technology is primarily responsible for overseeing cybersecurity threat-related risks through the specific Cybersecurity management, and always connects with the Company's corporate risks. The Head of Technology has 30 years of experience in information technology, business management, operations and logistics acquired through the leadership of projects and in different types of industries such as consumer goods, electronics, metallurgy, steelmaking, and petrochemicals during 16 years of consulting, and 14 years at a global mining company.
At Suzano, she leads a robust Information Technology team, where one of the managements is responsible for Cybersecurity. In the position of Cybersecurity Manager, we have a leader with expertise in the subject and over 14 years of experience in Cybersecurity, having led the topic in various industries.
To fulfill this responsibility, it is equipped with information from established information security processes and controls, periodically reporting strategic indicators to the security committee, and to the audit and executive committees as requested.
Management
We have an internally formalized process, based on the ISO 27005 framework, that defines the management of cybersecurity risks, aiming to identify, monitor, and communicate information security risks that may impact the business through a systematic approach and a continuous process, monitoring and, whenever possible, reducing the likelihood of causing any type of damage to our assets. Risks are periodically reported to management, as well as relevant information security incidents.

Board
Cybersecurity is periodically on the agenda of our Board of Directors, in addition to specific Cyber Committees within the company alongside executives. There is monitoring and reporting to the company's Audit team and Corporate Risk team, where Cybersecurity is also overseen by the Board on their respective agendas.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
See pages F-1 through F-103, included herein.
ITEM 19. EXHIBITS

No.	Description

1.1	Bylaws of Suzano, dated as of September 30, 2024.
2.1	Description of Securities.
3.1
English translation of the Suzano Shareholders’ Agreement dated as of September 28, 2017, as amended, by and among the Suzano Controlling Shareholders (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).

3.2
English translation of the Suzano Share Transfer Agreement dated as of September 28, 2017, as amended, by and among certain of the controlling shareholders of Suzano (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 6, 2018 (File No. 333-226596)).

8.1	List of Subsidiaries.
11.1	Insider trading policy
11.2	Code of Conduct. (incorporated by reference to Exhibit 11.1 of Registration Statement on Form 20-F filed with the Securities and Exchange Commission on April 26, 2024 (File No. 001-38755)).
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †
17.1	List of Subsidiary Issuers and Guarantor of U.S. Registered Securities
97	Clawback Policy (incorporated by reference to Exhibit 11.1 of Registration Statement on Form 20-F filed with the Securities and Exchange Commission on April 26, 2024 (File No. 001-38755)).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

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

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, on April 28, 2025.

Suzano S.A.

By:	/s/ João Alberto Fernandez de Abreu
Name:	João Alberto Fernandez de Abreu
Title:	Chief Executive Officer

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Chief Financial and
Investor Relations Officer

Report of independent registered public accounting firm
To the Board of Directors and Shareholders of Suzano S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Suzano S.A. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flow for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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

F-1

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matter
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
•Valuation of biological assets
As described in Notes 3.2.15 and 13 to the consolidated financial statements, the Company’s consolidated biological assets balance as of December 31, 2024, of R$ 22,283,001 thousand, are measured at fair value less costs necessary to prepare the assets for their intended use or sale. The fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions including average sale price of eucalyptus in different regions and the average annual forests growth (IMA) of biological assets.
The principal considerations for our determination that performing procedures relating to the valuation of biological assets is a critical audit matter are (i) there was a high degree of auditor subjectivity in applying our procedures relating to the fair value measurement of the biological assets due to the significant amount of judgment required by management when developing these estimates; (ii) significant audit effort was required in assessing the significant assumptions relating to average annual forests growth (IMA) and average sale price of eucalyptus in different regions; and (iii) professionals with specialized skill and knowledge were used to assist in performing these procedures and evaluating the audit evidence obtained regarding the estimated discount cash flow model and discount rate.

F-2

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness of data and the model used to measure the fair value of the biological assets. Our procedures also included testing management’s process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to the average annual forests growth (IMA) and the average eucalyptus sale price. In evaluating management’s assumptions relating to average annual forests growth (IMA) and average eucalyptus sale price involved evaluating whether the assumptions used by management were reasonable considering; (i) the consistency with external market and industry data; (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit and (iii) the disclosure requirements established by the accounting standard were met. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate.
•Tax and social security judicial liabilities and uncertainty over income tax treatments
As described in Notes 3.2.19, 3.2.22 and 20 to the consolidated financial statements, as of December 31, 2024, the Company’s consolidated provision for judicial liabilities relating to tax and social security of R$ 2,335,662 thousand (net of judicial deposits) and discloses those that are not probable that a loss will be incurred , in the total amount of R$ 9,837,082 thousand. The Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss will be incurred in any of the pending litigation; or (ii) management is unable to estimate the loss for any of the pending matters.
The principal considerations for determining that performing procedures relating to judicial liabilities relating to tax, social security and uncertainty over income tax treatments is a critical audit matter are (i) the use of significant judgment by management when assessing the likelihood of a loss being incurred; and (ii) when determining whether a reasonable estimate of the loss for each claim can be made, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of tax, social security litigation claims and uncertainty over income tax treatments, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company’s litigation contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the likelihood of loss being incurred.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.
São Paulo, Brazil
February 12, 2025
We have served as the Company’s auditor since 2017.

F-3

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Suzano S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s Statutory Audit Committee, the Company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2024, the Company’s internal control over financial reporting is effective.
PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as stated in their report as of December 31, 2024, which is included herein.

São Paulo, February 12, 2025.

Suzano S.A.

By:	/s/ João Alberto Fernandez de Abreu
Name:	João Alberto Fernandez de Abreu
Title:	Chief Executive Officer

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Chief Financial and Investor Relations Officer

F-4

F-i

CONSOLIDATED BALANCE SHEET

	Note	12/31/2024	12/31/2023
ASSETS
CURRENT
Cash and cash equivalents	5	9,018,818	8,345,871
Marketable securities	6	12,971,547	12,823,886
Trade accounts receivable	7	9,132,860	6,848,454
Inventories	8	7,962,324	5,946,948
Recoverable taxes	9	1,109,619	888,539
Derivative financial instruments	4.5	1,006,427	2,676,526
Advances to suppliers	10	92,133	113,743
Other assets		889,232	925,105
Total current assets		42,182,960	38,569,072

NON-CURRENT
Marketable securities	6	391,964	443,400
Recoverable taxes	9	1,179,125	1,373,647
Deferred taxes	12	7,984,015	545,213
Derivative financial instruments	4.5	2,880,673	1,753,928
Advances to suppliers	10	2,503,537	2,242,229
Judicial deposits		487,993	361,693
Other assets		156,880	182,463

Biological assets	13	22,283,001	18,278,582
Investments	14	1,816,923	608,013
Property, plant and equipment	15	64,986,040	59,289,069
Right of use	19.1	5,180,691	5,196,631
Intangible	16	13,902,303	14,749,085
Total non-current assets		123,753,145	105,023,953
TOTAL ASSETS		165,936,105	143,593,025

CONSOLIDATED BALANCE SHEET

	Note	12/31/2024	12/31/2023
LIABILITIES
CURRENT
Trade accounts payable	17	6,033,285	5,572,219
Loans, financing and debentures	18	10,501,387	4,758,247
Lease liabilities	19	872,228	753,399
Derivative financial instruments	4.5	2,760,273	578,763
Taxes payable		363,715	443,454
Payroll and charges		1,232,971	766,905
Liabilities for assets acquisitions and subsidiaries	23	21,166	93,405
Dividends and interest on own capital payable		2,200,917	1,316,528
Advances from customers		145,200	172,437
Other liabilities		346,796	339,683
Total current liabilities		24,477,938	14,795,040

NON-CURRENT
Loans, financing and debentures	18	90,934,144	72,414,445
Lease liabilities	19	6,100,687	5,490,383
Derivative financial instruments	4.5	7,694,547	1,857,309
Liabilities for assets acquisitions and subsidiaries	23	99,324	93,782
Provision for judicial liabilities	20	2,926,750	2,860,409
Employee benefit plans	21	721,560	833,683
Deferred taxes	12	12,596	11,377
Share-based compensation plans	22	361,974	268,489
Advances from customers		74,715	74,715
Other liabilities		116,295	83,093
Total non-current liabilities		109,042,592	83,987,685
TOTAL LIABILITIES		133,520,530	98,782,725

SHAREHOLDERS’ EQUITY	24
Share capital		19,235,546	9,235,546
Capital reserves		60,226	26,744
Treasury shares		(1,339,197)	(1,484,014)
Profit reserves		12,978,898	35,376,198
Other reserves		1,348,796	1,538,296
Controlling shareholders'		32,284,269	44,692,770
Non-controlling interest		131,306	117,530
Total equity		32,415,575	44,810,300
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		165,936,105	143,593,025

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	12/31/2024	12/31/2023	12/31/2022
NET SALES	27	47,403,282	39,755,575	49,830,946
Cost of sales	29	(27,401,527)	(25,076,675)	(24,821,288)
GROSS PROFIT		20,001,755	14,678,900	25,009,658

OPERATING INCOME (EXPENSES)
Selling	29	(2,938,547)	(2,596,377)	(2,483,194)
General and administrative	29	(2,619,844)	(1,923,228)	(1,709,767)
Income/(expense) from associates and joint ventures	14	(13,845)	(19,379)	284,368
Other operating (expenses) income, net	29	1,261,573	2,076,372	1,121,716
OPERATING PROFIT BEFORE NET FINANCIAL INCOME		15,691,092	12,216,288	22,222,781

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(5,541,903)	(4,659,162)	(4,590,370)
Financial income		1,737,434	1,825,649	967,010
Derivative financial instruments, net		(9,112,683)	5,526,714	6,761,567
Monetary and exchange variations, net		(15,884,993)	3,087,727	3,294,593
NET INCOME (LOSS) BEFORE TAXES		(13,111,053)	17,997,216	28,655,581

Income and social contribution taxes
Current	12	(1,365,599)	(395,392)	(510,896)
Deferred	12	7,431,946	(3,495,443)	(4,749,798)
NET INCOME (LOSS) FOR THE YEAR		(7,044,706)	14,106,381	23,394,887

Attributable to
Controlling shareholders’		(7,074,198)	14,084,848	23,381,617
Non-controlling interest		29,492	21,533	13,270

Earnings (loss) per share
Basic	25.1	(5.59313)	10.85794	17.57724
Diluted	25.2	(5.59313)	10.85387	17.57305

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	12/31/2024	12/31/2023	12/31/2022
Net income (loss) for the year	(7,044,706)	14,106,381	23,394,887
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income (1)	(362,797)	(1,311)	(3,441)
Tax effect on the fair value of investments	(1,434)	446	1,170

Actuarial gain (loss) on post-employment plans of subsidiaries	5,430	(480)	(9,499)
Tax effect of the actuarial (gain) loss	(1,846)	163	3,260

Actuarial gain (loss) on post-employment plans of parent company	132,344	(128,047)	(3,182)
Tax effect of the actuarial (gain) loss	(44,997)	43,536	1,082
Items with no subsequent effect on income (loss)	(273,300)	(85,693)	(10,610)

Exchange rate variations on conversion of financial information of the subsidiaries abroad	163,185	4,707	(16,035)
Realization of exchange variation on investments abroad		471	(235,737)
Items with subsequent effect on income (loss)	163,185	5,178	(251,772)
Total comprehensive income (loss)	(7,154,821)	14,025,866	23,132,505

Attributable to
Controlling shareholders’	(7,184,313)	14,004,333	23,119,235
Non-controlling interest	29,492	21,533	13,270
(1) Includes the acquisition of the equity interest in Lenzing Aktiengesellschaft (note 1.2.5).

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves		Profit reserves
	Share Capital	Share issuance costs	Stock options granted	Treasury shares	Tax incentives	Legal Reserve	Capital increase reserve	Special statutory reserve	Investment reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non-controlling interest	Total equity
Balances at December 31, 2021	9,269,281	(33,735)	15,455	(218,265)	812,909	235,019	2,513,663	279,344		86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net income for the year												23,381,617	23,381,617	13,270	23,394,887
Other comprehensive income (loss) for the year											(262,382)		(262,382)		(262,382)
Transactions with shareholders
Stock options granted (Note 23)			5,335										5,335		5,335
Shares granted (Note 23)			(2,365)	2,365
Share repurchase				(1,904,424)									(1,904,424)		(1,904,424)
Unclaimed dividends forfeited												2,308	2,308		2,308
Proposed additional dividend payment							(719,903)	(80,000)					(799,903)		(799,903)
Payment of supplementary dividends							(97)			(86,889)			(86,986)		(86,986)
Proposed minimum mandatory dividends												(2,256,367)	(2,256,367)		(2,256,367)
Additional proposed dividend												(93,633)	(93,633)		(93,633)
Fair value attributable to non-controlling interest														(7,600)	(7,600)
Internal changes in equity
Constitution of reserves					66,871	1,169,080	17,937,885	1,993,098				(21,166,934)
Reversal of the tax incentive reserve					(502)		502
Realization of deemed cost, net of taxes											(133,009)	133,009
Balances at December 31, 2022	9,269,281	(33,735)	18,425	(2,120,324)	879,278	1,404,099	19,732,050	2,192,442			1,719,516		33,061,032	105,333	33,166,365
Total comprehensive income
Net income for the year												14,084,848	14,084,848	21,533	14,106,381
Other comprehensive income (loss) for the year											(80,515)		(80,515)		(80,515)
Transactions with shareholders
Stock options granted (Note 22)			8,319										8,319		8,319
Shares vested (Note 20.1.2 e 21)
Share repurchase (Note 24.5)				(880,914)									(880,914)		(880,914)
Unclaimed dividends forfeited (Note 24.5)				1,517,224				(1,517,224)
Interest on own capital												(1,500,000)	(1,500,000)		(1,500,000)
Fair value attributable to non-controlling interest														(9,336)	(9,336)
Internal changes in equity
Constitution of reserves (Note (24.6)					118,959	443,010	10,911,226	1,212,358				(12,685,553)
Constitution of investment reserve (Note 24.3)							(14,972,324)		14,972,324
Realization of deemed cost, net of taxes											(100,705)	100,705
Balances at December 31, 2023	9,269,281	(33,735)	26,744	(1,484,014)	998,237	1,847,109	15,670,952	1,887,576	14,972,324		1,538,296		44,692,770	117,530	44,810,300
Total comprehensive income
Net income (loss) for the year												(7,074,198)	(7,074,198)	29,492	(7,044,706)
Other comprehensive loss for the year											(110,115)		(110,115)		(110,115)
Transactions with shareholders
Stock options granted (Note 22.2)			81,276										81,276		81,276
Stock options exercised (Notes 22.2 e 24.5)			(47,794)	47,794
Shares repurchased (Note 24.5)				(2,806,764)									(2,806,764)		(2,806,764)
Unclaimed dividends forfeited												1,300	1,300		1,300
Treasury shares canceled (Note 24.2)				2,903,787			(2,863,320)	(40,467)
Interest on own capital (Note 1.2.8)									(2,500,000)				(2,500,000)		(2,500,000)
Non-controlling interest from business combinations														(15,716)	(15,716)
Loss absorption (Note 24.3)									(7,315,184)			7,315,184
Internal changes in equity
Capital increase reserve (Note 1.2.4)	10,000,000						(10,000,000)
Constitution of reserves (Note 24.3.2)					321,671							(321,671)
Realization of deemed cost, net of taxes											(79,385)	79,385
Balances at December 31, 2024	19,269,281	(33,735)	60,226	(1,339,197)	1,319,908	1,847,109	2,807,632	1,847,109	5,157,140		1,348,796		32,284,269	131,306	32,415,575

CONSOLIDATED STATEMENTS OF CASH FLOW

	12/31/2024	12/31/2023	12/31/2022
OPERATING ACTIVITIES
Net income (loss) for the year	(7,044,706)	14,106,381	23,394,887
Adjustment to
Depreciation, depletion and amortization	8,874,931	6,999,839	7,206,125
Depreciation of right of use (Note 19.1)	349,064	321,271	231,966
Sublease of ships			(11,314)
Interest expense on lease liabilities (Note 19.2)	451,148	441,596	433,613
Result from sale and disposal of property, plant and equipment, intangible and biological assets, net (Note 29)	163,033	331,285	509
Income (expense) from associates and joint ventures (Note 14)	13,845	19,379	(284,368)
Exchange rate and monetary variations, net (Note 26)	15,884,993	(3,087,727)	(3,294,593)
Interest expenses on financing, loans and debentures (Note 26)	5,413,707	4,797,094	4,007,737
Capitalized loan costs (Note 26)	(959,968)	(1,160,364)	(359,407)
Accrual of interest on marketable securities	(1,254,424)	(1,352,522)	(707,211)
Amortization of transaction costs, premium and discounts (Note 26)	80,099	67,353	69,881
Derivative gains (loss), net (Note 26)	9,112,683	(5,526,714)	(6,761,567)
Fair value adjustment of biological assets (Note 13)	(1,431,530)	(1,989,831)	(1,199,759)
Deferred income tax and social contribution (Note 12.2)	(7,431,946)	3,495,443	4,749,798
Interest on actuarial liabilities and cost of current service (Note 21.2)	75,850	69,231	59,258
Provision for judicial liabilities, net (Note 20.1)	138,318	139,934	88,198
Provision for doubtful accounts, net (Note 7.3)	2,585	35,202	1,652
Provision for inventory losses, net (Note 8.1)	77,353	31,419	56,060
Provision for loss of ICMS credits, net (Note 9.1)	130,727	348,628	58,003
Other	69,535	66,938	4,118
Decrease (increase) in assets
Trade accounts receivable	(808,785)	2,155,448	(3,267,356)
Inventories	(863,648)	(48,673)	(967,995)
Recoverable taxes	(95,411)	(666,681)	(381,408)
Other assets	6,185	328,800	(95,382)
Increase (decrease) in liabilities
Trade accounts payable	2,164,832	463,003	1,533,118
Taxes payable	296,169	329,556	422,591
Payroll and charges	364,817	73,096	83,742
Other liabilities	(27,706)	(277,538)	(9,007)
Cash generated from operations	23,751,750	20,510,846	25,061,889
Payment of interest on financing, loans and debentures (Note 18.3)	(5,241,389)	(4,728,998)	(4,019,072)
Capitalized loan costs paid	959,968	1,160,364	359,407
Interest received on marketable securities	1,500,437	681,268	544,849
Payment of income taxes	(366,339)	(308,002)	(306,453)
Cash provided by operating activities	20,604,427	17,315,478	21,640,620

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(9,190,589)	(11,674,183)	(9,791,238)
Additions to intangible (Note 16)	(162,042)	(104,931)	(90,499)
Additions to biological assets (Note 13)	(7,180,450)	(5,777,952)	(4,957,380)
Proceeds from sales of property, plant and equipment and biological assets	167,983	183,576	251,183
Capital increase in affiliates (Note 14.3)	(41,281)	(48,462)	(67,020)
Marketable securities, net	205,954	(5,296,370)	67,426
Advances for acquisition of wood from operations with development and partnerships	(294,952)	(690,908)	(355,362)
Dividends received		44,789	6,604
Asset acquisition (Notes 1.2.6 and 1.2.7)	(2,595,974)	(1,615,140)	(2,090,062)
Acquisition of subsidiaries		(1,060,718)
Acquisition of other investments	(1,440,503)
Net cash from acquisition of subsidiaries (note 1.2.6)	19,113	5,002	10,590
Cash used in investing activities	(20,512,741)	(26,035,297)	(17,015,758)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	15,692,905	10,944,794	1,335,715
Proceeds (payments) from derivative transactions (Note 4.5.4)	(550,581)	3,559,286	282,225
Payment of loans, financing and debentures (Note 18.3)	(9,410,807)	(4,296,447)	(2,517,934)
Payment of leases (Note 19.2)	(1,325,398)	(1,218,399)	(1,044,119)
Payment of interest on own capital and dividends	(1,624,653)	(192,532)	(4,150,782)
Liabilities for assets acquisitions and subsidiaries	(58,467)	(116,924)	(107,888)
Shares repurchased (Note 24.5)	(2,806,764)	(880,914)	(1,904,424)
Cash provided (used) by financing activities	(83,765)	7,798,864	(8,107,207)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	665,026	(239,125)	(602,480)

Increase (Decrease) in cash and cash equivalents, net	672,947	(1,160,080)	(4,084,825)
At the beginning of the year	8,345,871	9,505,951	13,590,776
At the end of the year	9,018,818	8,345,871	9,505,951
Increase (Decrease) in cash and cash equivalents, net	672,947	(1,160,080)	(4,084,825)

F-6

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 16 industrial units, 14 located in Brazil in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Mogi das Cruzes and two units in Suzano (São Paulo State) and Três Lagoas and Ribas do Rio Pardo (Mato Grosso do Sul State) and two units in United States located in the cities of Pine Bluff (Arkansas) and Waynesville (North Carolina). Additionally, it has seven technology centers, four located in Brazil, one in Canada, one in China and one in Israel, 28 distribution centers and four ports, all located in Brazil.
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America and Singapore.
The Company's operations also include the commercial management of eucalyptus forest for its own use, operation of port terminals, and holding of interests, as a partner or shareholder, in other companies or enterprises, and commercialization of electricity generated from its pulp production process.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 49.25% of the common shares of its share capital.
These financial statements were authorized by the Board of Directors on February 12, 2025.

1.1 Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	12/31/2024	12/31/2023
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Overseas Finance Ltd. (Direct) (1)	Financial fundraising	Cayman Island		100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltd. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	100.00%	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V. (Direct)	Holding	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Packaging LLC (Indirect) (3)	Production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock	United States of America	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltd. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltd. (Direct)	Financial fundraising	China	100.00%	100.00%
Suzano Singapura Pte. Ltd (Direct)	Business office	Singapore	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

			% equity interest
Entity/Type of investment	Main activity	Country	12/31/2024	12/31/2023
Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

Equity
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	16.66%	16.66%
Ensyn Corporation (Direct) (7)	Biofuel research and development	United States of America	24.80%	25.53%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Simplifyber, Inc (Indirect) (6)	Production of consumer goods through the transformation of cellulose-based liquids	United States of America	13.91%
Spinnova Plc (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	18.77%	18.78%
Woodspin Oy (Direct/Indirect) (“Woodspin”)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A. (Indirect) (4)	Software solutions based on artificial intelligence and computer vision for agribusiness	Brazil	5.82%
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%
Lenzing Aktiengesellschaft (Indirect) (5)	Production of wood-based cellulose fibers	Austria	15.00%
Nfinite Nanotechnology Inc. (Indirect) (2)	Research and development of smart nanocoatings	Canada	5.00%
(1)On March 27, 2024, the entity was liquidated.
(2)On March 8, 2024, Suzano Ventures LLC acquired an equity interest in the legal entity Nfinite Nanotechnology Inc., which is an associate of Suzano S.A.
(3)On July 9, 2024, establishment of legal entity with is a subsidiary of Suzano S.A
(4)On July 19, 2024, Suzano Ventures LLC acquired an equity interest in the legal entity Bem Agro Integração e Desenvolvimento S.A., which is an associate of Suzano S.A.
(5)On August 30, 2024, Suzano International Trade GmbH acquired an equity interest in the legal entity Lenzing Aktiengesellschaft (note 1.2.5), which is an associate of Suzano S.A.
(6)On December 13, 2024, Suzano Ventures LLC acquired an equity interest in the legal entity Simplifyber, Inc., which is an associate of Suzano S.A.
(7)On July 30, August 30 and December 31, 2024, there was a change in the percentage of participation due to the dilution of shares.

1.2 Major events in the year
1.2.1 Effects of the war between Russia and Ukraine, and Middle East conflict
The Company has continuously monitored the impacts of the current war between Russia and Ukraine, and the Middle East conflict, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.
The Company's assessment has covered five main areas:
(i)Personnel: Suzano has local employees and facilities in the city of Rehovot in Israel, through its subsidiary, FuturaGene Israel Ltd. The Company continuously monitors the situation.

In the context of the conflict between Russia and Ukraine, Suzano does not have employees or facilities of any kind in locations related to the conflict.
(ii)Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.

(iii)Logistics: internationally, there was no relevant change in the Company’s logistical operations, with all the routes used remaining substantially unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.
(iv)Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.
(v)Continuity of operations: The conflict in Israel may result in disruptions to biotechnology research and development operations at FuturaGene Israel Ltd.
As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information flows required for its global decision-making are available in a timely manner.
1.2.2 Cerrado Project
On July 21, 2024, the Cerrado Project started its operation. The plant has a nominal capacity of 2,550,000 tons of eucalyptus pulp production per year. The total investment is R$22,200,000, with substantial payments during the years of 2021 to 2025.
1.2.3 Cancellation of shares and new share buyback program
On January 26, 2024, the Board of Directors approved the cancellation of 20,000,000 common shares, with an average cost of R$42.69 per share, in the amount of R$853,725, which were held in treasury, without changing the share capital and against the balances of retained earnings reserves available.
Additionally, on August 9, 2024, the Board of Directors approved the cancellation of an additional 40,000,000 common shares, with an average cost of R$51.25 per share, valued at R$2,050,062, which were held in treasury, without changing the share capital and against the balances of available profit reserves.
After the cancellation of the shares and the events listed in the note 1.2.4, the share capital of R$19,269,281 is divided into 1,264,117,615 common shares, all nominative, book-entry and with no par value.
On the same date, the Company approved a new share buyback program, in which it may acquire up to a maximum of 40,000,000 common shares of its own issue with a maximum period of 18 months, which will end on February 9, 2026.
1.2.4 Share capital increase
On April 25, 2024, the Board of Directors approved the increase in the Company's share capital, in the amount of R$10,000,000, without the issuance of new shares, pursuant to article 169, paragraph 1, of the Brazilian Corporation Law, to be paid in through the capitalization of the balance of the Capital Increase Reserve, pursuant to Article 199 of the Brazilian Corporation Law.
1.2.5 Acquisition of equity interest in a specialty fibers business
On August 30, 2024, the Company acquired from B & C Alpha Zweite Holding GmbH & Co KG (“B&C”) 5,792,727 shares which represents 15% of the issued share capital of Lenzing Aktiengesellschaft (“Lenzing”), the “Lenzing Transaction”. The Lenzing Transaction was completed after all precedent conditions were fulfilled. The fair value of the cash consideration transferred was EUR 229,971 (equivalent to R$1,436,814), at a price of EUR 39.70 per share.
The main terms and conditions of the Lenzing Transaction are:
(i) the right of Suzano to hold two out of ten seats on Lenzing’s Supervisory Board; and

(ii) Suzano has a right to alter the controlling position by acquiring an additional 15% of the shares held by B&C as part of a mandatory takeover offer to be made by Suzano for all shares of Lenzing under Austrian Takeover Law at a price to be set in accordance with the requirements of the Austrian Takeover Law. Such right can be exercised by Suzano as from the day after the first anniversary of closing until the end of 2028;
Management assessed the Lenzing Transaction in accordance with CPC 18 (R3)/ IAS 28 and even though Suzano has two seats on Lenzing’s Supervisory Board, it was concluded that Suzano does not have significant influence over Lenzing since it has no power to participate in decision making, policy making and decisions about dividends or other distributions. Therefore, the investment was recorded at fair value through other comprehensive income (FVOCI), in accordance with CPC 48/IFRS 9 Financial Instruments.
1.2.6 Share purchase agreement - Timber
On July 31, 2024, the Company concluded the transaction to purchase 100% of the share capital of the Timber VII SPE S.A. and Timber XX SPE S.A. (the "Timber Transaction"), after completion of all precedent conditions. The fair value of consideration transferred in cash was R$2,143,821.
Considering the characteristics of the assets (substantially land and biological assets), the Company elected to apply the optional concentration test to identify a concentration of fair value under paragraph B7A of IFRS 3 and therefore the Timber Transaction was accounted for as an asset acquisition.
The impact of this acquisition is reflected in the line-item asset acquisition, net of cash, in the consolidated statement of cash flow. The cash of these companies was R$19,113.
On September 30, 2024, these companies were merged to the Company. The merger did not result in a capital increase, given that the Company already held, directly or indirectly, 100% of the share capital of these companies.
1.2.7 Acquisition of Pactiv Evergreen Inc. assets
On October 1, 2024, the Company, through its indirect subsidiary Suzano Packaging LLC, acquired the inventories and property, plant and e equipment comprising the integrated coated and uncoated paperboard manufacturing plants, used for the production of Liquid Packaging Board and Cupstock, located in the cities of Pine Bluff – Arkansas and Waynesville – North Carolina, both in the United States of America, previously owned by Pactiv Evergreen Inc. ("Pactiv Transaction"). The "Pactiv Transaction" was finalized after the fulfillment of all precedent conditions.
The fair value of the consideration transferred in cash was US$82.932 (equivalent to R$452,153), based on the composition of the assets received.
Considering the characteristics of the assets (substantially inventory), the Company elected to apply the optional concentration test to identify a concentration of fair value under paragraph B7A of IFRS 3 and therefore the Pactiv Transaction was accounted for as an asset acquisition.
The accounting effects of the transaction were reflected under the inventories line in the consolidated balance sheet.
1.2.8 Interest on own capital
On December 4, 2024, the Board of Directors approved the distribution of interest on equity by the Company, in the total gross amount of R$2,500,000, at the rate of BRL 2,017362506 per share, considering the number of “ex-treasury” shares on this date, as remuneration based on the profit shown in the Company's quarterly balance sheet dated September 30, 2024.
Interest on equity is subject to 15% withholding tax, except for shareholders who are demonstrably immune or exempt, in accordance with current legislation. This tax, amounting to R$306,327, was withheld and paid in December 2024.

1.2.9 Tax reform consumption
On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, establishing the Tax Reform (“Reform”) on consumption. The Reform model is based on a split VAT (“dual VAT”) with two jurisdictions: a federal one (Contribution on Goods and Services - CBS), which will replace PIS and COFINS, and a subnational one (Tax on Goods and Services - IBS), which will replace ICMS and ISS.
A Selective Tax (“IS”) was also created – under federal jurisdiction, which will apply to the production, extraction, commercialization, or importation of goods and services harmful to health and the environment, as defined by a supplementary law.
In January 2025, Supplementary Law Bill (“PLP”) 68/24 was sanctioned and converted into Supplementary Law 214/25, which regulated part of the Tax Reform.
Although the regulation and establishment of the IBS Management Committee were initially addressed in PLP No. 108/2024, the second regulatory bill of the Reform, which is yet to be reviewed by the Federal Senate, part of the provisions has already been incorporated into PLP No. 68/2024, approved as mentioned above. Among other provisions, it determined the establishment of the Committee by December 31, 2025, which will be responsible for administering the said tax.
There will be a transition period between the years 2026 and 2032, in which the two tax systems – old and new – will coexist. The impacts of the Reform on the calculation of the aforementioned taxes, starting from the beginning of the transition period, will only be fully understood once the pending issues are regulated by supplementary law. Consequently, there is no effect of the Reform on the financial statements as of December 31, 2024.
2 BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS
The Company’s consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and disclose all the applicable significant information related to the financial statements, which is consistent with the information used by Management in the performance of its duties.
The Company's consolidated financial statements are expressed in thousands of Brazilian Reais (“R$”) and disclosures of amounts in other currencies, when applicable, were also expressed in thousands, unless otherwise stated.
The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods. The accounting practices requiring a higher level of judgment, and those which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in Note 3.2.34.
The consolidated financial statements were prepared on a historical costs basis, considering the historical cost as a value basis and adjusted to reflect the attributed cost of land and buildings on the date of transition to IFRS Accounting Standards, except for the following material items recognized:
(i)Derivative and non-derivative financial instruments measured at fair value;
(ii)Share-based payments and employee benefits measured at fair value; and
(iii)Biological assets measured at fair value;
The material accounting policies applied to the preparation of these consolidated financial statements are presented in Note 3.

The consolidated financial statements were prepared under the going concern assumption.
3 SUMMARY OF MATERIAL ACCOUNTING POLICIES
The consolidated financial statements were prepared based on the information of Suzano and its subsidiaries on the same base date, except for subsidiaries Futuragene and Suzano Packaging and associates Biomas, Ensyn, Simplifyber and Spinnova, as well as in accordance with consistent accounting policies and practices.
The accounting policies have been consistently applied to all consolidated companies.
There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies presented in note 3.1, adopted as of January 1, 2024.
3.1 New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s consolidated financial statements, are described below.
3.1.1 Amendments to IFRS 7 – Supplier financing agreements and IAS 7 Statement of cash flow
The changes now require the entity to disclose additional information about its supplier financing arrangements that allows users to assess the effects of these arrangements on the entity's liabilities and cash flows and on the entity's exposure to liquidity risk.
The disclosures required by the amendments, which would allow understanding of the effects of these agreements on liabilities, cash flows and liquidity include:
(a) the terms and conditions of the agreements;
(b) at the beginning and end of the reporting period: (i) the carrying values, and the associated items presented in the entity's balance sheet, of the financial liabilities that form part of a supplier financing agreement; (ii) the carrying amounts, and associated items, of the financial liabilities disclosed in accordance with item (i) for which suppliers have already received payment from financiers; and (iii) the range of due dates.
(c) the type and effect of non-cash changes in the carrying values of financial liabilities disclosed in accordance with paragraph (b)(i).
The Company assessed the content of this pronouncement and did not identify the need to disclose additional information, since (a) the terms and conditions of the agreements have not changed compared to the original conditions; (b) (i) the accounting amounts subject to advance payment are disclosed in Note 17; (ii) the decision to adhere to this transaction is exclusive to the suppliers, and the Company has no influence or management over the amounts received by suppliers from financial institutions; (iii) there was no change in due dates; and (c) there were no non-cash modifications to the supplier advance payment agreements.
3.1.2 Amendments to IFRS 16 – Lease liability in a sale and leaseback transaction
The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognising any amount of the gain or loss that relates to the right of use that it retains.
The Company assessed the content of this pronouncement and did not identify any impact.
3.1.3 Amendments to IAS 1: Classification of liabilities as current or non-current and non-current liabilities with covenants
The changes improve the information provided by the entity when its right to defer the settlement of a liability for at least twelve months is subject to compliance with covenants.

The classification of liabilities as current or non-current is based on compliance with covenants that are required on the reporting date or before that date, but never in relation to future events, in addition to requiring disclosure of information in the explanatory notes that allow Users of financial statements assess the risk that the liability may become due within twelve months, including the agreed conditions (for example, their nature and the date by which the entity must comply with them), whether the entity would have complied with the conditions based on its circumstances at the end of the reporting period and how the entity expects to comply with the conditions after the end of the reporting period.
The Company assessed the content of this pronouncement and did not identify any impact.
3.1.4 IFRIC agenda decision - disclosure of revenues and expenses for reportable segments (IFRS 8)
In July 2024, the IASB approved an IFRIC agenda decision in relation to segment reporting. The decision deals with how an entity applies the requirements in paragraph 23 of IFRS 8 to disclose for each reportable segment specified amounts related to segment profit or loss.
The Company assessed the content of this pronouncement and included the cost of the product sold in note 28.
3.2 Accounting policies adopted
3.2.1 Financial statements
3.2.1.1 Consolidated financial statements
They are prepared using information from Suzano and its subsidiaries on the same base date, except for the subsidiaries Futuragene and Suzano Packaging and the affiliates Biomas, Ensyn, Simplifyber, which have a lag of less than three months in relation to the base date of these financial statements, in accordance with the provisions of CPC 18/IAS 28 and do not have a material effect on the consolidated result and, if any significant event occurred until December 31, 2024, the effect would be adjusted in the consolidated financial statements, as well as consistent accounting policies.
On December 31, 2024, Suzano had an investment in the associate Spinnova, in the amount of R$95,254, representing 18.77% of the equity of this associate. Up to the date of this report, the latest financial statements published for this investment were more than three months out of date. In these circumstances, the investment is measured based on the latest information available, with the necessary adjustments being made as a result of the effects of significant transactions and events, which have no material effect on the consolidated result.
The Company consolidates all subsidiaries over which it has direct or indirect control, i.e. when it is exposed to or has the right to variable returns on its investment with the investee and has the ability to direct the relevant activities of the investee.
In addition, all transactions and balances between Suzano and its subsidiaries, associates and joint operations were eliminated in consolidation, as well as the unrealized profits or losses arising from these transactions, net of tax effects, investments and the respective equity results.
The participation of non-controlling shareholders is highlighted.
3.2.2 Subsidiaries
These include all entities for which the Company has the power to govern the financial and operating policies, generally through a majority of voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns on its investment in the investee, and has the ability to affect those returns through its power over the entity.
Subsidiaries are consolidated from the date on which control is obtained and consolidated from the date on which control ceases.

3.2.3 Joint operations
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
3.2.4 Associated and joint ventures
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
3.2.5 Translation of financial statements into the functional and presentation currency
The Company has defined that, for all its wholly owned subsidiaries, the functional and presentation currency is the Brazilian Real, except for subsidiary Suzano Packaging, whose functional currency is the US Dollar, and for investments in associates abroad related to Ensyn Corporation, F&E Technologies LLC and Simplifyber, whose functional currency is the US Dollar, Spinnova and Woodspin, whose functional currency is the Euro. The accumulated gains or losses of which affect the conversion of the financial statements, which are recorded in other comprehensive income, in equity.
The individual financial information of each of the subsidiaries, included in the consolidated financial statement, are prepared in the local currency in which the subsidiary operates and are translated into the Company’s functional and presentation currency.
3.2.5.1 Transactions and balances in foreign currency
These are translated using the following criteria:
(i)Monetary assets and liabilities are translated at the exchange rate in effect at year-end;
(ii)Non-monetary assets and liabilities are translated at the historical rate of the transaction;
(iii)Revenue and expenses are translated based on monthly average rate; and
(iv)The cumulative effects of gains or losses upon translation are recognized in the other comprehensive income.
The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income are reclassified from equity to profit or loss at the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.
3.2.6 Hyperinflationary economies
Entities based in Argentina, a country considered to have a hyperinflationary economy, are subject to the requirements of IAS 29 - Financial Reporting in Hyperinflationary Economies. Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition and the closing date, so the balances are stated at their current value.

However, the Company's wholly-owned subsidiary, based in Argentina, has the Real as its functional currency, and therefore is not considered an entity with a hyperinflationary currency, and does not present its individual financial statements in accordance with IAS 29 - Financial Reporting in Hyperinflationary Economies. The financial statements are presented at historical cost.
3.2.7 Business combinations
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
Transactions involving the acquisition of shares with shared control over the net assets traded are evaluated in accordance with the complementary guidance to IFRS 3 - Business Combinations, IFRS 11 and IAS 28 - Investments in Associates and Joint Ventures to evaluate initial recognition criteria. For the investments defined based on the equity method, investments are initially recognized at cost. The carrying amount of the investment is adjusted for the recognition of changes in the Company's share of the acquirer's Shareholders' equity as at the acquisition date. Goodwill is measured and segregated from the carrying amount of the investment. Other intangible assets identified in the transaction shall be allocated in proportion to the interest acquired by the Company, based on the difference between the carrying amounts recorded in the acquired entity and its fair value assets, which may be amortized.
3.2.8 Segment information
An operating segment is a component of the Company that carries out business activities from which it can obtain revenue and incur expenses. The operating segments reflect how the Company’s management reviews the financial information used to make decisions. The Company’s management has identified two reportable segments, which meet the quantitative and qualitative disclosure requirements, in accordance with the current management model (note 28).
3.2.9 Cash and cash equivalents
Include cash on hand, bank deposits and highly liquid short-term investments with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to an insignificant risk of changes in value.
3.2.10 Financial instruments
3.2.10.1 Classification

Financial instruments are classified based on the purpose for which the financial instruments were acquired, as set forth below:
(i)Amortized cost;
(i)Fair value through other comprehensive income; and
(i)Fair value through profit or loss.
Regular purchases and sales of financial assets are recognized on the trade date, meaning the date on which the Company commits to purchase or sell the asset. Financial instruments are derecognized when the rights to receive cash flow from the investments have expired or have been transferred, substantially, all of the risks and rewards of ownership.
3.2.10.1.1 Financial instruments measured at amortized cost
Financial instruments held by the Company: (i) in order to receive their contractual cash flow and not to sell to realize a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flow that exclusively represents payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expenses) in the income statement.
It includes the balance of cash and cash equivalents, trade accounts receivable, dividends receivable and other assets, classified as financial assets and the balances of suppliers, loans, financing and debentures, lease payables, accounts payable for the acquisition of assets and subsidiaries, , dividends and interest on own capital payable and other liabilities, all of which are classified as financial liabilities.
3.2.10.1.2 Financial instruments at fair value through other comprehensive income
Financial instruments at fair value through other comprehensive income are financial assets held by the Company: (i) either to receive their contractual cash flow through sale with the realization of a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flows constituting, exclusively, repayments of principal and interest on the principal amount outstanding. In addition, this category includes investments in equity instruments where, upon initial recognition, the Company elected to present subsequent changes in its fair value within other comprehensive income. Any changes are recognized under net financial income (expenses) in the income statement, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.
Includes the balance presented in Note 14.1 as other investments evaluated at fair value through other comprehensive income.
3.2.10.1.3 Financial instruments at fair value through profit or loss
Financial instruments at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized within financial income (expenses) in the income statement for non-derivative financial instruments and for financial derivative instruments within income from derivative financial instruments.
This category includes the balance of marketable securities, classified as financial assets financial and derivative financial instruments, including embedded derivatives, stock options, classified as financial assets and liabilities.
3.2.10.2 Impairment of financial assets
3.2.10.2.1 Financial instruments measured at amortized cost

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
The criteria the Company uses to determine whether there is evidence of an impairment loss includes:
(i)Significant financial difficulty of the issuer or debtor;
(ii)Defaults on or late payment of interest or principal under the agreement;
(iii)Where the Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that a lender would not otherwise consider;
(iv)It becomes probable that the borrower will enter bankruptcy or other financial reorganization;
(v)The disappearance of an active market for that financial asset because of financial difficulties; and
(vi)Observable data indicating a measurable decrease in the estimated future cash flow from a portfolio of financial assets after the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.
The amount of an impairment loss is measured at the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate. If the financial asset is impaired, the carrying amount of the asset is reduced and a loss is recognized in the income statement.
If, in a subsequent remeasurement, if there is an improvement in the asset rating, such as an improvement in the debtor's credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.
3.2.10.2.2 Financial assets at fair value through other comprehensive income
The Company periodically evaluates, when measuring fair value, whether there is evidence that a financial asset is impaired.
For such financial assets, a significant or prolonged decrease in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists, an impairment loss measured at the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income, shall be recognized in the income statement.
3.2.11 Derivative financial instruments and hedging activities
Derivative financial instruments are recognized at fair value on the date on which the derivative agreement is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded within the results of derivative financial instruments in the income statement.
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
3.2.12 Trade accounts receivable
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
3.2.13 Inventories
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
3.2.14 Non-current assets held for sale
These are measured at their carrying amount or fair value less costs to sell, whichever is lower, and are not depreciated or amortized. Such items are only classified in this account when the sale is highly probable and the assets are available for immediate sale in their current condition.
3.2.15 Biological assets
The biological assets for production (mature and immature forests) are reforested eucalyptus forests, with a formation cycle between planting and harvest from 6 to 7 years, measured at fair value. Depletion is measured based on the amount of biological assets depleted (harvested) and measured at fair value at the time of harvest.
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
3.2.16 Property, plant and equipment

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
3.2.17 Leases
A contract is, or contains, a lease if the right to control the use of an identified asset for a period of time is transferred in exchange for consideration, for which it is necessary to assess whether:
(i)The contract involves the use of an identifiable asset, which may be explicit or implicit, and may be physically distinct or represent almost the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;
(ii)The Company has the right to obtain substantially all the economic benefits from the use of the asset during the contract period; and
(iii)The Company has the right to direct the use of the asset, meaning the Company has the right to decide to change how and for what purpose the asset is used, if:
•It has the right to operate the asset, or
•It designed the asset, in a way that predetermines how and for what purpose it will be used.
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
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change:
(i)In future payments resulting from a change in index or rate;
(ii)In the estimate of the expected amount to be paid, at the guaranteed residual value; or
(iii)In the assessment of whether the Company will exercise the purchase option, extension or termination.
When the lease liability is remeasured, the corresponding adjustment amount is recorded in the book value of the right-of-use asset, or in the statement of profit and loss, if the book value of the right-of-use asset has been reduced to zero.
The Company does not have lease agreements with clauses imposing:
(i)Variable payments that are based on the performance of the leased assets;
(ii)Guarantees of residual value; and
(iii)Restrictions, such as, for example, an obligation to maintain financial ratios.
Short-term or low-value contracts which are exempt from these standards are contracts where the individual value of the assets is lower than US$5, and for which the maturity date is shorter than 12 months, are expensed as incurred.
3.2.18 Intangible assets
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
Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment losses, individually or at the CGU level. The allocation is made to the CGU or group of CGUs that represents the lowest level within the entity for which goodwill is monitored for management's internal purposes, that has benefited from the business combination. The Company mainly records in this subgroup goodwill for expected future profitability (goodwill) and easement of passage.
This testing involved the adoption of assumptions and judgments, disclosed in Note 16.
3.2.19 Current and deferred income tax and social contribution and uncertainty over income tax treatments (IFRIC 23)
Income taxes include income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are recognized in equity under other reserves.

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
The projection for the realization of deferred tax assets was prepared based on Management's estimates that are based on significant judgments and assumptions relating to net average pulp and paper prices, and the transfer prices with the subsidiaries based in Austria. However, there are other assumptions that are not under the control of the Company, such as inflation rates, exchange rates, pulp prices in the international market, and other economic uncertainties in Brazil, which mean that future results may differ from those considered in the preparation of the consolidated projection.
Deferred income tax and social contribution are recognized on temporary differences arising from investments in subsidiaries and associates, except when the timing of the reversal of temporary differences is controlled by the Company, and if it is probable that the temporary differences will not be reversed in the foreseeable future.
Deferred tax and contribution assets and liabilities are offset and presented at their net amounts in the balance sheet whenever they are related to the same legal entity and the same tax authority.
3.2.20 Trade accounts payable and supplier finance arrangement
Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, adjusted to present value, plus exchange rate variations when denominated in foreign currency.
Supplier finance arrangements are made available for suppliers to anticipate receivables related to the Company's routine purchases. In this transaction, financial institutions pay suppliers who opted for early receipt in exchange for a discount and, when agreed upon between financial institutions and suppliers (the decision to adhere to this transaction is exclusive to the suppliers), the Company pays the financial institutions the total nominal amount of the original obligation on the original payment date. Therefore, these transactions do not change the amounts, nature and timing of the liabilities (including terms, prices and conditions previously agreed upon) and do not affect the Company with the financial charges charged by financial institutions. Additionally, payments made by the Company are directly related to supplier invoices and do not change cash flows. Accordingly, the Company continues to recognize suppliers who opted for drawdown risk in operating activities in the statements of cash flows.
3.2.21 Loans, financing and debentures
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
3.2.22 Provisions, contingent assets and liabilities
Contingent assets are not recorded. Recognition is only performed when there are guarantees or favorable judicial decisions and the amounts of these can be measured reliably. Contingent assets for which such conditions are not met are only disclosed in the notes to the financial statements when their amounts are material.
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
(i)The amount that would be recognized in accordance with the accounting policy for the provisions above that comply with IAS 37; or
(ii)The amount initially recognized less, where appropriate, revenue recognized in accordance with the accounting treatment of revenue from customer contracts under IFRS 15.
Principal and penalties amounts related to Tax, civil, environmental and labor proceedings are under other operating income and expenses and the interest is recognized in the net financial result.
The realization of provisions for judicial liabilities and contingent liabilities arising from business combinations, with possible and remote probability of loss, are recognized under other operating income and expenses or cash depending on the court decision.
3.2.23 Asset retirement obligations
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
3.2.24 Share based payments
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
3.2.25 Employee benefits
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
3.2.26 Other assets and liabilities, current and non-current
Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the entity, and its cost or value can be measured reliably.
A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability.
3.2.27 Government grants and assistance
Government grants and assistance are recognized at fair value when it is reasonably certain that the conditions established by the granting Governmental Authority were observed, and that these subsidies will be obtained. These are recorded as deductions expenses in the income statement for the period of enjoyment of the benefit, and subsequently allocated to the tax incentives reserve under shareholders’ equity, when applicable.
3.2.28 Dividends and interest on own capital
The distribution of dividends or interest on own capital is recognized as a liability, calculated based on the Corporate Law, the bylaws and the Company's Dividend Policy, which establishes that the minimum annual dividend is the lower of: (i) 25% of adjusted net income, or (ii) 10% the consolidated operating cash flow for the year, provided they are declared before the end of the year. Any portion in excess of the minimum mandatory dividends, if declared after the balance sheet date, must be recorded as part of the additional dividends proposed in shareholders' equity, until approved by the shareholders at a General Meeting. After approval, the reclassification to current liabilities is made.
The tax benefit of interest on own capital is recognized in the income statement under income tax.
3.2.29 Share capital
Common shares are classified in shareholders’ equity. Incremental costs directly attributable to a public offer are stated in shareholders’ equity as a deduction from the amount raised, net of taxes.
3.2.30 Revenue recognition
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

For the Pulp operating segment, revenue recognition occurs when control is transferred to the buyer who assumes the remaining benefits of the asset and is based on the parameters provided by: (i) International Commercial Terms (“Incoterms”), when destined for the foreign market; and (ii) lead times, when destined for the internal market.
For the operating segment Paper and Consumer Goods, revenue recognition occurs when control is transferred to the buyer who assumes the remaining benefits of the asset and is based on the parameters provided by: (i) the corresponding International Commercial Terms (“Incoterms”); and (ii) lead times, when destined for the external and internal markets.
Revenue is measured at the fair value of the consideration received or receivable, net of taxes, returns, rebates and discounts, and recognized in accordance with the accrual basis of accounting, when the amount can be reliably measured.
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
3.2.31 Financial income and expenses
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
3.2.32 Earnings (losses) per share
Basic earnings (losses) per share are calculated by dividing the net profit (loss) attributable to the holders of ordinary shares of the Company to the weighted average number of ordinary shares during the year.
Diluted earnings per share are calculated by dividing the net profit attributable to the holders of ordinary shares of the Company by the weighted average number of ordinary shares during the year, plus the weighted average number of ordinary shares that would be issued when converting all potential dilutive ordinary shares into ordinary shares.
3.2.33 Employee and management profit sharing
Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the payroll and charges against to administrative expenses during the period in which the targets are attained.
3.2.34 Material accounting judgments, estimates and assumptions
As disclosed in Note 2, Management used judgments, estimates and accounting assumptions regarding the future, uncertainty in which may lead to results that require significant adjustments to the book values of certain assets, liabilities, income and expenses in future years, are presented below:
•Control, significant influence and consolidation (Note 1.1);
•Share-based payment transactions (Note 22);
•Transfers to control for revenue recognition (Note 27);
•Fair value of financial instruments (Note 4);

•Annual analysis of the impairment of non-financial assets (Notes 15 and 16);
•Expected credit losses in the accounts receivable (Note 7);
•Net realizable value provision for inventory (Note 8);
•Annual analyses of the recoverability of taxes (Notes 9 and 12);
•Fair value of biological assets (Note 13);
•Useful lives of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);
•Annual analysis recoverable amount of goodwill (Note 16);
•Leases (Note 19);
•Provision for legal liabilities (Note 20); and
•Pension and post-employment plans (Note 21).
The Company reviews the estimates and underlying assumptions used in its accounting estimates on an annual basis. Revisions to the accounting estimates are recognized in the period during which the estimates are revised.
3.3 Accounting policies not yet adopted
The new and changed standards and interpretations issued, but not yet adopted up to December 31, 2024, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when they come into force, and does not expect them to have a material impact on the financial statements except for the IFRS 18 as disclosed below.
3.3.1 Amendments to IAS 21: Absence of interchangeability (applicable for annual on/or after January 1, 2025)
The changes will create requirements for the entity to apply a consistent approach to assessing whether a currency is exchangeable for another currency and, when it is not, to determining the appropriate exchange rate to use and the disclosures to be made.
In this context, exchangeability is considered non-existent when, for a given purpose, the entity is unable to obtain more than an insignificant amount of foreign currency. To this end, the entity evaluates:
(i)the timeliness of obtaining foreign currency;
(ii)the practical ability (and not the intention) to obtain foreign currency; It is
(iii)the available markets or exchange mechanisms that create enforceable rights and obligations.
3.3.2 Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (applicable for annual on/or after January 1, 2026)
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities,with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
3.3.3 IFRS 18 Presentation and Disclosure in Financial Statements (applicable for annual on/or after January 1, 2027)
IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.
Management is currently assessing the detailed implications of applying the new standard on the Company’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:
(i) Although the adoption of IFRS 18 will have no impact on the Company’s net profit, the Company expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the Company has performed, the following items might potentially impact operating profit:
▪Foreign exchange differences currently aggregated in the line item ‘other income and other gains/(losses) – net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit.
▪IFRS 18 has specific requirements on the category in which derivative gains or losses are recognised – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the Company currently recognises some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognised, and the Company is currently evaluating the need for change.
(ii) The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the Company will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.
(iii) The Company does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:
▪management-defined performance measures;
▪a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and
▪for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

(iv) From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.
The Company will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.
3.3.4 IFRS 19 Subsidiaries without Public Accountability: Disclosures (applicable for annual on/or after January 1, 2027)
Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.
4 FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1 Financial risks management
4.1.1 Overview
As a result of its activities, the Company is exposed to various financial risks, which are managed in accordance with the Financial Risk Management, Counterparty and Issuer Risk, Debt, Derivative and Cash Management Policies (“Financial Policies”) approved at the Board of Directors' meeting.
The main factors considered by Management are:
(i)Liquidity;
(ii)Credit;
(iii)Exchange rate;
(iv)Interest rate;
(v)Fluctuations of pulp selling and commodity prices; and
(vi)Capital.

Management are focused on generating consistent and sustainable results over time, however, arising from external risk factors, unintended levels of volatility can influence the Company’s cash flow and income statement.
The Company has policies and procedures for managing market risk which aims to:
(i)Reduce, mitigate or transfer exposure with the aim of protecting the Company’s cash flow and assets against fluctuations in the market prices of raw material and products, exchange rates and interest rates, price and adjustment indices ("market risk") or other assets or instruments traded in liquid or illiquid markets to which the value of the assets, liabilities and cash flow are exposed;
(ii)Establish limits and instruments with the purpose of allocating the Company's cash to financial institutions falling within acceptable credit risk exposure parameters; and
(iii)Optimize the process of contracting financial instruments for protection against exposure to risk, drawing on natural hedges and correlations between the prices of different assets and markets, avoiding any waste of funds for inefficient transactions. All financial transactions entered into by the Company aim to protect existing exposures, with the assumption of new risks being prohibited, except those arising from its operating activities.
Hedging instruments are contracted exclusively for hedging purposes and are based on the following terms:

(i)Protection of cash flow against currency mismatches;
(ii)Protection of revenue flows for debt settlement and interest payments against fluctuations in interest rates and currencies; and
(iii)Protection against fluctuations in the prices of pulp and other supplies related to production.
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
The Company only uses the most liquid financial instruments, and:
(i)Does not enter into leveraged transactions or other forms of embedded options that change the purpose of protection (hedge);
(ii)Does not have double-indexed debt or other forms of implied options; and
(iii)Does not have any transactions requiring margin deposits or other forms of collateral for counterparty credit risk.
The Company does not use hedge accounting. Therefore, gains and losses from derivative operations are fully recognized in the statements of income, as disclosed in Note 26.

4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	12/31/2024	12/31/2023
Assets
Amortized cost
Cash and cash equivalents	5	9,018,818	8,345,871
Marketable securities	6
Trade accounts receivable	7	9,132,860	6,848,454
Other assets (1)		628,275	737,222
		18,779,953	15,931,547
Fair value through other comprehensive income
Investments	14.1	1,138,066	23,606
		1,138,066	23,606
Fair value through profit or loss
Derivative financial instruments	4.5.1	3,887,100	4,430,454
Marketable securities	6	13,363,511	13,267,286
		17,250,611	17,697,740
		37,168,630	33,652,893
Liabilities
Amortized cost
Trade accounts payable	17	6,033,285	5,572,219
Loans, financing and debentures	18.1	101,435,531	77,172,692
Lease liabilities	19.2	6,972,915	6,243,782
Liabilities for assets acquisitions and subsidiaries	23	120,490	187,187
Dividends and interests on own capital payable		2,200,917	1,316,528
Other liabilities (1)		143,330	116,716
		116,906,468	90,609,124
Fair value through profit or loss
Derivative financial instruments	4.5.1	10,454,820	2,436,072
		10,454,820	2,436,072
		127,361,288	93,045,196
		90,192,658	59,392,303
(1)Does not include items not classified as financial instruments.

4.1.3 Fair value of loans and financing
The financial instruments are recognized at their contractual amounts. In order to determine the market values of financial instruments traded in public and liquid markets, the market closing prices were used at the balance sheet dates. The fair values of interest rate and index swaps are calculated based on the present value of their future cash flow, discounted at the current interest rates available for transactions with similar remaining terms to maturity. This calculation is based on the quotations of B3 and ANBIMA for interest rate transactions in Brazilian Reais, and the Federal Reserve Bank of New York and Bloomberg for Secured Overnight Financing Rate (“SOFR”) transactions. The fair value of forward or forward exchange agreements is determined using the forward exchange rates prevailing at the balance sheet dates, in accordance with B3 prices.
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
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	12/31/2024	12/31/2023
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	48,734,909	38,703,379
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	22,740,891	17,783,760
Assets Financing	SOFR	422,115	278,107
ECA - Export Credit Agency	SOFR	864,202
IFC - International Finance Corporation	SOFR	6,261,715	3,198,761
Panda Bonds - CNH	Fixed	951,125
In local currency
BNDES – TJLP	DI 1	171,109	215,458
BNDES – TLP	DI 1	3,275,012	2,712,762
BNDES – Fixed	DI 1		3,903
BNDES – TR	DI 1	33,466
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	645,139	686,798
BNDES – UMBNDES	DI 2	106,966
Assets Financing	DI 1	60,566	75,622
Debentures	DI 1/IPCA	12,002,992	8,881,277
NCE (“Export Credit Notes”)	DI 1	108,308	110,396
NCR (“Rural Credit Notes”)	DI 1	2,424,457	2,228,806
Export credits (“Prepayment”)	DI 1		824,035
		98,802,972	75,703,064
The book values of loans and financing are disclosed in Note 18.

Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.
4.2 Liquidity risk management
The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.
The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies.
In the year ended December 31, 2024, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.
The remaining contractual maturities of financial liabilities are presented as of the balance sheet date.
The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

						12/31/2024
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	6,033,285	6,033,285	6,033,285
Loans, financing and debentures	101,435,531	142,028,543	13,599,011	14,235,170	50,858,667	63,335,695
Lease liabilities	6,972,915	12,099,294	1,302,590	1,176,832	3,094,493	6,525,379
Liabilities for asset acquisitions and subsidiaries	120,490	146,082	23,425	22,400	100,257
Derivative financial instruments	10,454,820	13,878,150	1,676,180	957,540	1,489,357	9,755,073
Dividends and interests on own capital payable	2,200,917	2,200,917	2,200,917
Other liabilities	143,330	143,330	60,892	82,438
	127,361,288	176,529,601	24,896,300	16,474,380	55,542,774	79,616,147

						12/31/2023
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,572,219	5,572,219	5,572,219
Loans, financing and debentures	77,172,692	105,526,852	7,648,237	12,983,542	31,355,362	53,539,711
Lease liabilities	6,243,782	11,021,519	1,172,568	1,045,795	2,743,793	6,059,363
Liabilities for asset acquisitions and subsidiaries	187,187	215,891	94,948	18,314	87,520	15,109
Derivative financial instruments	2,436,072	2,801,258	66,433	1,278,953	1,191,014	264,858
Dividends and interests on own capital payable	1,316,528	1,316,528	1,316,528
Other liabilities	116,716	116,716	58,955	57,761
	93,045,196	126,570,983	15,929,888	15,384,365	35,377,689	59,879,041

4.3 Credit risk management
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
4.3.1 Trade accounts receivable
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
The risk classification of trade accounts receivable is set forth below:

	Consolidated
	12/31/2024	12/31/2023
Low (1)	8,899,516	6,549,975
Average (2)	174,048	156,883
High (3)	89,596	173,558
	9,163,160	6,880,416
1) Current and overdue up to 30 days.
2) Overdue between 30 and 90 days.
3) Overdue more than 90 days.

A portion of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$30,300 and R$31,962 as of December 31, 2024 and 2023, respectively.
4.3.2 Banks and financial institutions
The Company, in order to mitigate its credit risk, ensures its financial operations are diversified among banks, with a main focus on first-tier financial institutions classified as high-grade by the main risk rating agencies.
The book value of financial assets representing exposure to credit risk is set forth below:

	Consolidated
	12/31/2024	12/31/2023
Cash and cash equivalents	9,018,818	8,345,871
Marketable securities	13,363,511	13,267,286
Derivative financial instruments (1)	3,887,100	4,199,982
	26,269,429	25,813,139
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

The counterparties, mainly financial institutions, with whom the transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the main ratings agencies. The risk ratings are set forth below:

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Risk rating (1)
AAA			232,908	878,241
AA-			286,906	1,007,537
A+			148,029	136,864
A				55,547
brAAA	20,830,651	20,856,072	2,747,948	1,682,513
brAA+	658,880	511,589		439,280
brAA	755	6,565
brAA-	19	2,169
brA	31,504
brBBB-	3	3
brBB	710	1,132
brBB-	750,359	385	156,450
Others	109,448	235,242	314,859
	22,382,329	21,613,157	3,887,100	4,199,982
1) We use the Brazilian Risk Ratings issued by the agencies Fitch Ratings, Standard & Poor’s and Moody’s.

4.4 Market risk management
The Company is exposed to several market risks, mainly related to fluctuations in exchange rate variations, interest rates, inflation rates, pulp selling prices and commodity prices that could affect its results and financial situation.
To mitigate the impacts, the Company has processes to monitor its exposure and policies that could support the implementation of risk management.
These policies establish the limits and the instruments to be implemented for the purpose of:
(i)Protecting cash flow due to currency mismatch;
(ii)Mitigating exposure to interest rates;
(iii)Reducing the impacts of fluctuations in commodity’s prices; and
(iv) Changes to debt indexes.
Market risk management involves the identification, assessment and implementation of the strategy, with the effective contracting of adequate financial instruments.

4.4.1 Exchange rate risk management
The fundraising, financing and currency hedging policies of the Company are guided by the fact that a substantial part of the net revenue arises from exports with prices negotiated in US Dollars, while a substantial part of the production costs are in Brazilian Reais. This structure allows the Company to enter into export financing arrangements in US Dollars, and to reconcile the financing payments with the cash flow of receivables from sales in foreign markets, using the international bond market as an important portion of its capital structure, and providing a natural cash hedge for these commitments.
Moreover, the Company enters into US$ selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved the contracting of extraordinary hedge, in addition to the strategy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1,500,000, maintaining the previously established deadline. In order to provide transparency on the hedge program for the Cerrado Project, since December 31, 2021 the Company has started to prominently disclose the respective contracted operations.
The assets and liabilities that are exposed to foreign currency, substantially in US$, are set forth below:

	12/31/2024	12/31/2023
Assets
Cash and cash equivalents	6,496,039	6,432,557
Marketable securities	70,255	7,378,277
Trade accounts receivable	7,090,160	5,049,609
Derivative financial instruments	3,887,100	3,070,594
	17,543,554	21,931,037
Liabilities
Trade accounts payable	(1,350,763)	(1,625,011)
Loans and financing	(83,004,915)	(61,304,673)
Liabilities for asset acquisitions and subsidiaries	(93,308)	(127,598)
Derivative financial instruments	(10,448,379)	(1,867,882)
	(94,897,365)	(64,925,164)
	(77,353,811)	(42,994,127)
4.4.1.1 Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to US$ = R$6.1923).
This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ at the rates of 25% and 50% before taxes.

The following table set forth the potential impacts at their absolute amounts:

	12/31/2024
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	6,496,039	1,624,010	3,248,020
Marketable securities	70,255	17,564	35,128
Trade accounts receivable	7,090,160	1,772,540	3,545,080
Trade accounts payable	(1,350,763)	(337,691)	(675,382)
Loans and financing	(83,004,915)	(20,751,229)	(41,502,458)
Liabilities for asset acquisitions and subsidiaries	(93,308)	(23,327)	(46,654)
4.4.1.2 Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments
The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.
In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.
For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a negative impact on the mark-to-market position entered into by the Company.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on December 31, 2024.
The following table set out the possible impacts assuming these scenarios:

	12/31/2024
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	(4,328,970)	(9,226,995)	(19,121,860)
Derivative swaps	(1,843,087)	(2,604,422)	(4,992,835)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	(331,876)	(896,742)	(1,788,477)
Embedded derivatives	(80,759)	(183,663)	(367,326)
Commodity Derivatives	16,973	4,236	8,478

4.4.2 Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.
4.4.2.1 Sensitivity analysis – exposure to interest rates – except for derivative financial instruments
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Long Term Rate ("TLP"), Special System for Settlement and Custody (“SELIC”) and SOFR, which could impact the results.
The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	12/31/2024
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	2,422,308	73,578	147,155
Marketable securities	13,293,256	403,783	807,565
Loans and financing	9,290,595	282,202	564,404
TJLP/TLP
Loans and financing	202,961	3,770	7,540
SOFR
Loans and financing	28,534,005	320,294	640,588
4.4.2.2 Sensitivity analysis – exposure to interest rates – derivative financial instruments
This analysis assumes that all other variables remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.
The following table sets out the possible impacts of these assumed scenarios:

	12/31/2024
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	(4,328,970)	(943,363)	(1,868,091)
Derivative swaps	(1,843,087)	(91,012)	(178,459)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(1,843,087)	(136,036)	(261,559)

4.4.2.3 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on December 31, 2024. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.
The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	12/31/2024
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	(80,759)	(32,607)	(66,859)
4.4.3 Pulp and commodity price risk management
The Company is exposed to the selling price of pulp and commodity prices in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.
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
4.5 Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
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
A summary of the methodologies used for the purpose of determining the fair value by type of instrument is presented below:
(i)Swaps: the future value of the asset and liability is estimated based on the cash flows projected using the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US Dollar-denominated tip is measured using the discount based on the exchange coupon curve (the remuneration, in US Dollars, of the Reais invested in Brazil) and in the case of the R$-denominated tip, the discount is made using Brazil's interest curve, being the future curve of the DI, considering the credit risk of both the Company and the counterparty. The exception is pre-fixed contracts x US$, for which the present value of the tip denominated in US$ is measured through a discount using the SOFR curve disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.

(ii)Options (Zero Cost Collar): the fair value was calculated based on the Garman Kohlhagen model, considering both the Company’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from the B3 exchange and are used to calculate the fair values.
(iii)Non-deliverable forward (“NDF”) contracts: a projection of the future currency quote is made, using the exchange coupon curves and the future DI curve for each maturity. Next, the difference between this quotation and the rate at which the operation was contracted is verified, considering the credit risk of the Company and the counterparty. This difference is multiplied by the notional value of each contract and brought to its present value based on the future DI curve. Interest rate curves were obtained from B3.
(iv)Swap US-CPI: liability cash flows are projected based on the US inflation curve US-CPI, obtained based on the implicit rates for inflation-linked US securities (Treasury Protected against Inflation – “TIPS”), disclosed by Bloomberg. Cash flows from the asset components are projected at the fixed rates implicit in the embedded derivatives. The fair value of an embedded derivative is the difference between the two components, adjusted to present value base on the curve of the exchange coupon obtained from B3.
(v)Swap VLSFO (marine fuel): a future projection of the asset price is made, using the future price curve disclosed by Bloomberg. Next, the difference between this projection and the rate at which the operation was contracted is verified, considering both of Company’s and the counterparty’s credit risk. This difference is multiplied by the notional value of each contract and adjusted to present value using the SOFR curve disclosed by Bloomberg.
The yield curves used to calculate the fair value as of December 31, 2024 are as set forth below:

Interest rate curves
Term	Brazil (1)	United States of America (2)	US Dollar coupon (1)
1M	12.15% p.a	4.33% p.a	8.46% p.a
6M	14.19% p.a	4.25% p.a	6.37% p.a
1Y	15.41% p.a	4.17% pa.	6.41% p.a
2Y	15.94% p.a	4.16% p.a	6.29% p.a
3Y	15.89% p.a	4.21% pa.	6.22% p.a
5Y	15.60% p.a	4.36% p.a	6.41% p.a
10Y	14.96% p.a	4.88% p.a	7.31% p.a

1) Source: B3
2) Source: Bloomberg

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Instruments as part of cash flow protection strategy
Cash flow hedge
Zero Cost Collar	6,852,200	4,500,200	(4,328,970)	1,968,337
NDF (R$ x US$)	581,000	505,000	(331,876)	162,776
NDF (€ x US$)		262,088		100,362

Debt hedges
Swap SOFR to Fixed (US$)	1,973,705	2,555,626	394,129	741,492
Swap IPCA to CDI (notional in Brazilian Reais)	8,128,395	4,274,397	(825,899)	47,645
Swap CNH to Fixed (US$)	165,815		(6,440)
Swap CDI x Fixed (US$)	909,612	1,025,000	(776,261)	(1,081,964)
Pre-fixed Swap R$ to US$ (US$)		200,000		(203,045)
Swap CDI x SOFR (US$)	610,171	125,000	(590,764)	25,774
Swap SOFR to SOFR (US$)	150,961	150,961	(37,850)	(16,615)

Commodity Hedge
Swap US$ e US-CPI (1)	138,439	131,510	(80,759)	230,471
Zero Cost Collar (Brent)	163,941	163,100	6,097	(3,148)
Swap VLSFO/Brent	39,706	142,794	10,873	22,297
			(6,567,720)	1,994,382

Current assets			1,006,427	2,676,526
Non-current assets			2,880,673	1,753,928
Current liabilities			(2,760,273)	(578,763)
Non-current liabilities			(7,694,547)	(1,857,309)
			(6,567,720)	1,994,382
(1)The embedded derivative refers to a swap contract for the sale of price variations in US$ and US-CPI within the term of a forest partnership with a standing wood supply contract.
The current contracts and the respective protected risks are set forth below:
(i)Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation of the Interbank Deposit rate (“DI”) for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(ii)Swap IPCA x CDI (notional in Brazilian Reais): positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.
(iii)Swap SOFR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (SOFR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.

(iv)Pre-Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.
(v)SOFR x SOFR Swap: swap position exchanging a fixed rate added to SOFR for another fixed rate added to SOFR. The objective is to generate a fee discount for Prepayment with the banking institution, allowing for reversal mechanisms.
(vi)CDI x SOFR Swap: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a post-fixed rate (“SOFR”) US$. The objective is to change the debt index in reais to US$, aligning with the natural exposure of the Company's US$ receivables and capturing a lower cost of debt through the fluctuation of SOFR rate projections.
(vii)Swap CNH x USD: swap positions exchanging a fixed rate in Chinese yuan for a fixed rate in US$. The objective is to change the exposure of debts in yuan to US$, aligning with the natural exposure of the Company's receivables in US$.
(viii)Zero Cost Collar: positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal amount and maturity, with the objective of protecting the cash flow of exports. Under this strategy, an interval is established where there is no deposit or receipt of financial margin at the option maturity. The objective is to protect the cash flow of exports against the depreciation of the Brazilian Real.
(ix)Non-Deliverable Forward contracts (“NDF”): short positions in US$ futures contracts with the objective of protecting the cash flow from exports against the depreciation of the Brazilian Real.
(x)Swap US-CPI: The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.
(xi)Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.
(xii)Swap Very Low Sulphur Fuel Oil / Brent (“VLSFO”): Long positions in oil, aimed at hedging logistical costs related to maritime freight contracts against the increase in oil prices.
(xiii)Zero Cost Collar (Brent): positions in an instrument that consists of the simultaneous combination of buying call options and selling put options for oil - Brent, with the same principal value and maturity, with the objective of protecting input costs of oil derivatives. In this strategy, an interval is established where there is no deposit or receipt of financial margin at the expiration of the options. The objective is to protect costs against rising oil prices.
The variation in the fair values of derivatives on December 31, 2024 compared to the fair values measured on December 31, 2023 are explained substantially by the depreciation of the Brazilian Real against the US$ and by settlements during the year.
There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on December 31, 2024 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.

4.5.2 Fair Value Maturity Schedule (net amounts)

	12/31/2024	12/31/2023
2025	(1,753,846)	2,097,763
2026	(1,699,768)	233,072
2027	(36,905)	(574,871)
2028 onwards	(3,077,201)	238,418
	(6,567,720)	1,994,382

4.5.3 Outstanding assets and liabilities derivatives positions
The outstanding derivatives positions are set forth below:

		Notional value		Fair value in R$
	Currency	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Debt hedges
Assets
Swap CDI to Fixed	US$	4,748,394	3,898,011	1,482,759	223,776
Swap Pre-Fixed to US$	US$		738,800
Swap SOFR to Fixed	US$	1,973,705	2,555,626	424,824	1,104,984
Swap IPCA to CDI	R$	8,382,699	4,320,471	927,586	161,542
Swap CDI to SOFR	US$	3,117,625	644,850	754,173	32,560
Swap CNH to Fixed	CNH	1,200,000
Swap SOFR to SOFR	US$	150,961	150,961	4,949	6,681
				3,594,291	1,529,543
Liabilities
Swap CDI to Fixed	US$	909,612	1,025,000	(2,259,020)	(1,305,740)
Swap Pre-Fixed to US$	US$		200,000		(203,045)
Swap SOFR to Fixed	US$	1,973,705	2,555,626	(30,695)	(363,492)
Swap IPCA to CDI	R$	8,128,395	4,274,397	(1,753,485)	(113,897)
Swap CDI to SOFR	US$	610,171	125,000	(1,344,937)	(6,786)
Swap CNH to Fixed	CNH	165,815		(6,440)
Swap SOFR to SOFR	US$	150,961	150,961	(42,799)	(23,296)
				(5,437,376)	(2,016,256)
				(1,843,085)	(486,713)
Cash flow hedge
Zero Cost Collar (US$ x R$)	US$	6,852,200	4,500,200	(4,328,970)	1,968,337
NDF (R$ x US$)	US$	581,000	505,000	(331,876)	162,776
NDF (€ x US$)	US$		262,088		100,362
				(4,660,846)	2,231,475
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	138,439	131,510	(80,759)	230,471
Zero Cost Collar (Brent)	US$	163,941	163,100	6,097	(3,148)
Swap VLSFO/Brent	US$	39,706	142,794	10,873	22,297
				(63,789)	249,620
				(6,567,720)	1,994,382
(1)The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

4.5.4 Fair value settled amounts
The settled derivatives positions are set forth below:

	12/31/2024	12/31/2023
Cash flow hedge
Zero Cost Collar (R$ x US$)	645,759	2,987,953
NDF (R$ x US$)	(68,695)	155,458
NDF (€ x US$)	73,781	84,332
	650,845	3,227,743

Commodity Hedge	89,327	80,516
Swap VLSFO/other	89,327	80,516

Debt hedges
Swap CDI to Fixed (US$)	(1,635,058)	(438,417)
Swap IPCA to CDI (Brazilian Reais)	(59,243)	256,683
Swap IPCA to Fixed (US$)		21,139
Swap Pre-Fixed to US$	(221,462)	(104,827)
Swap SOFR to SOFR	2,199
Swap CDI to SOFR (US$)	19,074	7,729
Swap SOFR to Fixed (US$)	603,737	508,720
	(1,290,753)	251,027
	(550,581)	3,559,286
4.6 Fair value hierarchy
Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.
Depending on the inputs used for measurement, the financial instruments at fair value may be classified into three hierarchical levels:
(i)Level 1 – Based on quoted prices (unadjusted) for identical assets or liabilities in active markets. A market is considered active if it trades frequently and at a sufficient volume to provide pricing information immediately and continuously, usually obtained from a commodity and stock exchange, pricing service or regulatory agency, and if the prices represent actual market transactions, which occur regularly on a commercial basis;
(ii)Level 2 - Based on the prices quoted in active markets for similar assets or liabilities, the prices quoted for identical or similar assets or liabilities in non-active markets, evaluation models for which inputs are observable , such as rates of interest and yield curves, credit volatilities and spreads, and market corroborated information. Assets and liabilities classified in this category are measured based on the discounted cash flow and interest accrual, respectively, for derivative financial instruments and marketable securities. The observable inputs include interest rates and curves, volatility factors and foreign exchange rates; and
(iii)Level 3 – Based on unquoted data for assets and liabilities, where the Company applies the income approach technique using the discounted cash flow model. The observable inputs used are the IMA, discount rate and eucalyptus average gross sales price.
For the year ended December 31, 2024, there were no changes between the levels of hierarchy and no transfers between levels 1, 2 and 3.

F-44

				12/31/2024
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		3,887,100		3,887,100
Marketable securities	1,203,776	12,159,735		13,363,511
	1,203,776	16,046,835		17,250,611
At fair value through other comprehensive income
Other investments (note 14.1)			1,138,066	1,138,066
			1,138,066	1,138,066

Biological assets			22,283,001	22,283,001
			22,283,001	22,283,001
Total assets	1,203,776	16,046,835	23,421,067	40,671,678

Liabilities
At fair value through profit or loss
Derivative financial instruments		10,454,820		10,454,820
		10,454,820		10,454,820
		10,454,820		10,454,820

			12/31/2023
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	4,430,454		4,430,454
Marketable securities	13,267,286		13,267,286
	17,697,740		17,697,740

At fair value through other comprehensive income
Other investments - (note 14.1)		23,606	23,606
		23,606	23,606

Biological assets		18,278,582	18,278,582
		18,278,582	18,278,582
Total assets	17,697,740	18,302,188	35,999,928

Liabilities
At fair value through profit or loss
Derivative financial instruments	2,436,072		2,436,072
	2,436,072		2,436,072
Total liabilities	2,436,072		2,436,072

4.7 Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
For the year ended December 31, 2024, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.8 Climate change
4.8.1 Risks linked to climate change and the sustainability strategy
In view of the nature of the Company's operations, there is inherent exposure to risks related to climate change.
The Company's assets, notably biological assets, which are measured at fair value (Note 13), property, plant and equipment (Note 15) and intangible assets (Note 16), may be impacted by climate change, the risks of which were evaluated in the context of preparation of financial statements. For the year ended December 31, 2024, Management considered the main risk data and assumptions highlighted below:
(i)Possible impacts on the determination of fair value in biological assets due to: Effects of climate change, such as temperature rises and scarcity of water resources, could impact some of the assumptions used in accounting estimates related to the Company's biological assets, as follow:
•Loss of biological assets due to fires and impacts arising from the greater presence and resistance of pests and other forest diseases favored by the gradual increase in temperature;
•Reduction in productivity and expected growth (“IMA”) due to reduced availability of water resources in river basins and other atypical weather events such as droughts, frosts and torrential rains; and
•Interruptions to the production chain due to adverse weather events.
(ii)Scarcity of water resources in the industry: although our units are efficient in the use of water, there are contingency plans for all units affected by possible water shortages and action plans to confront the water crisis in critical regions.
(iii)Structural changes in society and their impacts on business, such as:
•Regulatory and legal: arising from changes in the Brazilian and/or international scope that require capital investment in new technologies and/or operating costs. Among the expected topics are carbon pricing, customs carbon taxation, trade barriers and/or commercial restrictions related to businesses’ alleged contributions, even if indirect, to the intensification of climate change, which increase the risk of litigation;
•Technological: arising from the emergence of improvements and innovations towards an economy with greater energy efficiency and lower carbon. Suzano should continue investing in R&D to reduce greenhouse gas emissions;
•Markets: arising from changes to the supply of and demand for certain products and services as climate-related issues begin to be considered in decision-making. The market should increasingly prioritize the reduction of carbon emissions and more sustainable business practices, which may lead to a drop in demand and revenue for Suzano's disposable products and an increase in demand for renewable forests and other sustainable products; and

•Reputational: related to the perceptions of customers and society in general regarding the positive or negative contribution of an organization to a low carbon economy.
(iv)Natural storms, hurricanes, and cyclones: events exacerbated by climate change that can generate direct and/or indirect impacts on Suzano's industrial operations (material damage and operational disruptions) as well as on its logistics operations and value chain.
4.8.2 Compliance with contractual clauses related to sustainability in debt securities and sustainable loans (Sustainability Linked Bonds - “SLB” and Sustainability Linked Loans – “SLL”)
The Company issued debt securities and loans linked to sustainability performance targets ("Sustainability Performance Targets - SPT") related to the reduce the intensity of our greenhouse gas emissions, reduce the intensity of water capture for use in industrial processes and increase the percentage of women in leadership positions by December 31, 2025. Non-compliance with these targets may generate future increases in the cost of said debts, while the compliance with the targets may result in a reduction in the cost of SLL's, as provided for in the respective contracts.
In 2020, the company issued its first bond based on the SLB Principles. In 2021, Suzano issued two additional Sustainability Linked bonds that, for the first time, were linked to something other than an environmental or social target: a diversity, equity and inclusion target. The goals and their financial impacts on the instruments called SLBs are available in the public prospectus of each of the transactions. The Company's first Sustainability Linked Loan (SLL) was contracted in 2021 and, in 2022 and 2024, the company obtained new loans with the International Finance Corporation (IFC) and with commercial bank syndicates following the guidelines of the SLL Principles.
4.8.3 Climate risk management
The Company has a structure dedicated to corporate risk management, including risks related to climate change, with its own methodologies, tools and processes aimed at ensuring the identification, assessment and treatment of its main risks. This allows the continuous monitoring of risks and their eventual impacts, control of the variables involved, and the definition and implementation of mitigating measures, which aim to reduce the identified exposures. The Company's assessment of the potential physical impacts of climate change, as well as those arising from the transition to a low carbon economy is carried out on an ongoing basis, and will continue to evolve.
4.8.4 Opportunities linked to climate change and the sustainability strategy
4.8.4.1 Securities with clauses related to sustainability
As disclosed in note 4.8.2, Suzano has Sustainability Linked Bonds (SLB) and Sustainability Linked Loan (SLL) linked to environmental performance indicators associated with a goal to reduce greenhouse gases, intensity the capture of water resources, and aspects of diversity and inclusion, evidencing the Company's commitment as part of the solution to the global climate crisis and in convergence with the implementation of its goal. These funding linked to sustainability goals allow differentiated rates.
4.9 Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		12/31/2024	12/31/2023
Cash and banks (1)	4.62%		6,596,510	6,561,558

Cash equivalents
Local currency
Fixed-term deposits (compromised)	100.96	% of CDI	2,422,308	1,784,313
			9,018,818	8,345,871
(1)Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.
6 MARKETABLE SECURITIES

	Average yield p.a. %	12/31/2024	12/31/2023
In local currency
Private funds	97.76% of CDI	552,635	1,295,296
Public Securities (1)	IPCA + 6.10%	1,203,776
Private Securities ("CDBs")	100.91% of CDI	11,144,881	4,150,313
CDBs - Escrow Account (2)	101.76% of CDI	391,964	443,400
		13,293,256	5,889,009
Foreign currency
Time deposits (3)			7,333,308
Other		70,255	44,969
		70,255	7,378,277
		13,363,511	13,267,286

Current		12,971,547	12,823,886
Non-Current		391,964	443,400
(1)Acquisition of Brazil National Treasury Notes indexed to IPCA (NTN-B).
(2)Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(3)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

7 TRADE ACCOUNTS RECEIVABLE
7.1 Breakdown of balances

	12/31/2024	12/31/2023
Domestic customers
Third parties	1,989,455	1,785,157
Related parties (Note 11.1) (1)	83,343	45,650

Foreign customers
Third parties	7,090,160	5,049,609
Related parties (Note 11.1)	202

(-) Expected credit losses	(30,300)	(31,962)
	9,132,860	6,848,454
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.
The Company carries out factoring transactions for certain customer receivables where it transfers the control of all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity which can be discontinued at any time without significant impacts on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The decision to assign the receivables is continuously reassessed based on market conditions and the Company's cash flow strategy, meaning that the volume of discounts may vary over time. The impact of these factoring transactions on the accounts receivable as of December 31, 2024, was R$6,821,539 (R$4,273,623 as of December 31, 2023).
7.2 Breakdown of trade accounts receivable by maturity

	12/31/2024	12/31/2023
Current	8,216,570	5,904,402
Overdue
Up to 30 days	682,142	644,644
From 31 to 60 days	134,674	57,395
From 61 to 90 days	38,187	97,639
From 91 to 120 days	17,701	40,533
From 121 to 180 days	12,402	34,708
From 181 days	31,184	69,133
	9,132,860	6,848,454

7.3 Roll-forward of expected credit losses

	12/31/2024	12/31/2023
Opening balance	(31,962)	(21,109)
(Provisions)/Reversals, net	(2,585)	(35,202)
Write-offs	5,790	24,230
Exchange rate variations	(1,543)	119
Closing balance	(30,300)	(31,962)
The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.
7.4 Main customers
On December 31, 2024, the Company doesn't have any customer responsible for more than 10% of the net sales of pulp operating segment or paper operating segment. On December 31, 2023 the Company had 1 (one) customer responsible for 10.27% of the net sales of pulp operating segment and no main customers in the paper operating segment.
8 INVENTORIES

	12/31/2024	12/31/2023
Finished goods
Pulp
Domestic (Brazil)	801,623	576,774
Foreign	1,510,985	1,271,335
Paper
Domestic (Brazil)	561,409	569,771
Foreign	362,027	137,653
Work in process	135,380	93,325
Raw materials
Wood	2,287,406	1,666,817
Operating supplies and packaging	1,098,894	795,274
Spare parts and other	1,302,534	931,052

(-) Expected losses	(97,934)	(95,053)
	7,962,324	5,946,948

8.1 Roll-forward of estimated losses

	12/31/2024	12/31/2023
Opening balance	(95,053)	(105,989)
Additions	(83,705)	(65,085)
Reversals	6,352	33,666
Write-offs	74,472	42,355
Closing balance	(97,934)	(95,053)
On December 31, 2024 and 2023, there were no inventory items pledged as collateral.
9 RECOVERABLE TAXES

	12/31/2024	12/31/2023
IRPJ/CSLL – prepayments and withheld taxes	227,464	464,188
PIS/COFINS – on acquisitions of property, plant and equipment (1)	187,126	93,866
PIS/COFINS – operations	789,667	699,717
PIS/COFINS – exclusions from ICMS (2)	405,407	443,210
ICMS – on acquisitions of property, plant and equipment (3)	471,825	432,793
ICMS – operations (4)	1,654,162	1,470,949
Reintegra program (5)	70,610	64,077
Other taxes and contributions	64,444	45,821
Provision for loss on ICMS credits (6)	(1,581,961)	(1,452,435)
	2,288,744	2,262,186

Current	1,109,619	888,539
Non-current	1,179,125	1,373,647
(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.

9.1 Roll-forward of provision for loss

		ICMS
	12/31/2024	12/31/2023
Opening balance	(1,452,435)	(1,103,807)
Addition (1)	(316,741)	(399,838)
Reversal (2)	186,014	51,210
Write-off	1,201
Closing balance	(1,581,961)	(1,452,435)
(1)Refers, substantially, to the accumulated ICMS credits of the state of Mato Grosso do Sul, arising from the construction operations of the Cerrado Project, and of the state of Espirito Santo, of the accumulated credits due to the volume of exports.
(2)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.
10 ADVANCES TO SUPPLIERS

	12/31/2024	12/31/2023
Forestry development program and partnerships	2,503,537	2,242,229
Advance to suppliers - others	92,133	113,743
	2,595,670	2,355,972

Current	92,133	113,743
Non-current	2,503,537	2,242,229
The forestry development program consists of an incentive partnership for regional forest production, where independent producers plant eucalyptus on their own land to supply agricultural wood products to the Company. Suzano provides eucalyptus seedlings, input subsidies and cash advances, and the latter are not subject to valuation at their present value since they will be settled in volume standing or cut wood. In addition, the Company supports producers by providing technical advice on forest management but does not have joint control over decisions effectively implemented. At the end of the production cycles, the Company has a contractually guaranteed right to make an offer to purchase the forest and/or wood at its market value. However, this right does not prevent producers from negotiating the sale of the forest and/or wood with other market participants, provided the incentive amounts are fully paid.
11 RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.
The transactions refers mainly to:
Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) interest on shareholder’s capital and dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) interest on shareholder’s capital and dividends payable.
Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the year ended December 31, 2024, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.
11.1 Balances recognized in assets and liabilities and amounts of transactions during the year

	Assets		Liabilities		Sales (purchases), net
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2022
Transactions with majority shareholders
Suzano Holding S.A. (1)	4	24	(630,387)	(363,520)	66	9	91
Controller (1)			(336,205)	(193,883)
Management and related persons (1)			(55,627)	(31,748)
Alden Fundo de Investimento em Ações (1)			(52,764)	(30,428)
	4	24	(1,074,983)	(619,579)	66	9	91

Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – Note 11.2)	61	61			538	(906)	(47)
Bexma Participações Ltda					7	9	38
Bizma Investimentos Ltda.						7	10
Civelec Participações Ltda	3,860	4,575				4,825
Fundação Arymax					5	3	4
Ibema Companhia Brasileira de Papel (2)	83,343	45,659	(1,413)	(1,023)	211,482	168,621	218,226
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	21	2			(5,173)	(5,549)	(4,603)
IPLF Holding S.A.	1				10	5	38
Mabex Representações e Participações Ltda.			(23)		(915)	(817)
Nemonorte Imóveis e Participações Ltda					(177)	(178)	(194)
	87,489	50,297	(1,436)	(1,023)	206,640	166,020	213,472
	87,493	50,321	(1,076,419)	(620,602)	206,706	166,029	213,563

Assets
Trade accounts receivable (Note 7)	83,545	45,650
Other assets	3,948	4,671
Liabilities
Trade accounts payable (Note 18)			(1,457)	(1,023)
Dividends and interest on own capital payable (3)			(1,074,962)	(619,579)
	87,493	50,321	(1,076,419)	(620,602)
(1)Refers to dividends and interest on own capital payable.
(2)Refers mainly to the sale of pulp.
(3)The amount of R$1,074,962 refers to interest on own capital payable to the controlling shareholders and the amount of R$1,125,955 refers to other non-controlling shareholders, totaling R$2,200,917 (Note 1.2.8).

11.2 Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the year, are set out below:

	12/31/2024	12/31/2023	12/31/2022
Short-term benefits
Salary or compensation	48,469	49,165	50,228
Direct and indirect benefits	1,896	2,286	1,099
Bonus	14,881	10,829	7,031
	65,246	62,280	58,358
Long-term benefits
Share-based compensation plan	99,051	42,130	36,390
	99,051	42,130	36,390
	164,297	104,410	94,748
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
12 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accrual basis.
Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.
Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.
In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.
The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the year ended December 31, 2024. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2024. Disclosures about uncertain tax positions for income tax and social contribution (IFRIC 23) are presented in Note 20.2.

12.1 Deferred taxes
12.1.1 Deferred income and social contribution taxes

	12/31/2024	12/31/2023
Tax loss	796,831	1,209,968
Negative tax basis of social contribution	307,143	457,030

Assets - temporary differences
Provision for judicial liabilities	324,873	324,158
Operating provisions and other losses	1,308,352	1,214,807
Exchange rate variations	7,385,034	2,384,153
Derivatives losses (“MtM”)(2)	2,230,835
Amortization of fair value adjustments arising from business combinations	625,745	654,358
Unrealized profit on inventories	539,157	151,578
Leases (2)	606,944	356,110
	14,124,914	6,752,162

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,589,887	1,301,654
Property, plant and equipment - deemed cost	1,066,883	1,137,483
Depreciation for tax-incentive reason (1)	733,640	799,857
Capitalized loan costs	947,482	640,063
Fair value of biological assets	1,317,095	1,115,432
Deferred taxes, net of fair value adjustments	342,141	370,947
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	137,928	150,691
Derivatives gains (“MtM”) (2)		678,090
Other temporary differences	18,439	24,109
	6,153,495	6,218,326

Non-current assets	7,984,015	545,213
Non-current liabilities	12,596	11,377
(1)Tax depreciation is taken as a benefit only in the income tax calculation bases.
(2)The Company presents a net balance of derivatives and leases, as gains and losses from deferred taxes are offset simultaneously. For the derivatives line, the passive temporary difference was R$1,321,614 and asset temporary difference of R$3,552,449 (passive temporary difference of R$1,506,354 and asset temporary difference of R$828,264 as of December 31, 2023). For the lease line, the passive temporary difference was R$1,763,847 and asset temporary difference was R$2,370,791 (passive temporary difference of R$1,766,776 and asset temporary difference of R$2,122,886 as of December 31, 2023).
12.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	12/31/2024	12/31/2023
Tax loss carried forward	3,187,324	4,839,872
Negative tax basis of social contribution carried forward	3,412,700	5,078,111

12.1.3 Roll-forward of deferred tax assets

	12/31/2024	12/31/2023
Opening balance	533,836	3,985,297
Tax loss	(413,137)	2,872
Negative tax basis of social contribution	(149,887)	11,780
Provision for judicial liabilities	715	55,562
Operating provisions and other losses	93,545	215,779
Exchange rate variation	5,000,881	(1,913,350)
Derivative (gains) losses (“MtM”)	2,908,925	(668,926)
Amortization of fair value adjustments arising from business combinations	193	2,219
Unrealized profit on inventories	387,579	(211,474)
Leases	250,834	(8,728)
Goodwill - tax benefit on unamortized goodwill	(288,233)	(278,551)
Property, plant and equipment - deemed cost	70,600	79,866
Depreciation accelerated for tax-incentive reason	66,217	70,140
Capitalized loan costs	(307,419)	(429,229)
Fair value of biological assets	(201,663)	(412,158)
Credits on exclusion of ICMS from the PIS/COFINS tax base	12,763	43,430
Other temporary differences	5,670	(10,693)
Closing balance	7,971,419	533,836

12.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	12/31/2024	12/31/2023	12/31/2022
Net income (loss) before taxes	(13,111,053)	17,997,216	28,655,581
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	4,457,758	(6,119,053)	(9,742,898)

Tax effect on permanent differences
Taxation (difference) on profit of associates in Brazil and abroad (1)	484,717	1,688,656	4,915,243
Equity method	(4,707)	(6,589)	96,685
Thin capitalization (2)		(46,796)	(505,553)
Interest on own capital	850,000	510,000	—
Credit related to Reintegra Program	11,896	7,176	7,829
Director bonuses	(9,587)	(4,907)	(12,208)
Tax incentives (Note 12.3) (3)	336,541	128,650	51,839
Donations/Fines – Other	(60,271)	(47,972)	(71,631)
	6,066,347	(3,890,835)	(5,260,694)
Income tax
Current	(999,421)	(352,577)	(464,312)
Deferred	5,482,647	(2,561,991)	(3,485,267)
	4,483,226	(2,914,568)	(3,949,579)
Social Contribution
Current	(366,178)	(42,815)	(46,584)
Deferred	1,949,299	(933,452)	(1,264,531)
	1,583,121	(976,267)	(1,311,115)
Income and social contribution benefits (expenses) on the year	6,066,347	(3,890,835)	(5,260,694)
(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.
(2)The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On December 31, 2024, all limits and requirements were met, and on December 31, 2023 and 2022, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.
(3)Income tax and social contribution deduction on profit or loss referring to the use of tax incentives: (i) exploitation profits, (ii) expenses with research and development, (iii) PAT benefits ("Worker Food Program"), (iv) donations made in cultural projects, (v) children and adolescents rights funds, (vi) sports incentives, (vii) funds for the elderly and (viii) extensions to maternity and paternity leave.

12.3 Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
São Luís (MA)	Itacel	2033
Eunápolis (BA)	Veracel	2033

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025
On June 13, 2024, the tax incentive for exploitation profits was approved for the company Terminal de Celulose de Itaqui S/A and on July 22, 2024, the tax incentive request was renewed for the company Veracel Celulose S/A in areas under the jurisdiction of the SUDENE, granting a 75% reduction in Corporate Income Tax (IRPJ), with a validity of 10 years for utilizing this tax benefit.
These incentives aim to promote regional development by encouraging investments in strategic areas.
12.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) announced the guidelines for the Pillar Two model, aiming for a reform in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profits. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Many countries have already released legislation or plans on the adoption of Pillar Two rules and the calculation of GloBE revenue, considering the global minimum rate of 15% for multinationals with consolidated revenue above EUR750 million.
From 2024, the Company is subject to the OECD Pillar Two model rules in certain European jurisdictions where it operates, with Austria standing out as a relevant operation. To date, there has been no material impact on the financial statements due to this topic.
In December 2024, Law 15.079/2024 was published, establishing the Additional Social Contribution on Net Income (CSLL) in the process of adapting Brazilian legislation to the GloBE rules, whose application comes into effect as of January 1, 2025. The main impact is the need to adapt compliance structures and the calculation of any additional CSLL (Top-up Tax).
The Company reaffirms its commitment to tax compliance and is already taking the necessary actions to ensure the proper implementation of the new rule in Brazil, in line with global best practices and current legislation.
The Company also continually assesses legislative developments in the jurisdictions in which it operates in order to map potential effects on its operations.

13 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	12/31/2024	12/31/2023
Opening balance	18,278,582	14,632,186
Additions	7,180,450	5,777,952
Additions of merged companies (1)	366,785
Depletions	(4,831,916)	(3,680,997)
Transfers	102,790	(136,297)
Gain on fair value adjustments	1,431,530	1,989,831
Disposals	(130,922)	(128,370)
Write-offs	(114,298)	(175,723)
Closing balance	22,283,001	18,278,582
(1) Refers to the acquisition and merger of 100% of the share capital of the companies Timber VII and Timber XX (note 1.2.6).
The calculation of fair value of the biological assets is determined using unobservable data, therefore it falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value.
In our model, the assumptions regarding the average annual growth rate (IMA) and average gross selling price of eucalyptus are particularly sensitive. Any increase or decrease in these assumptions could lead to significant gains or losses in the fair value measurement.
The assumptions used in the measurement of the fair value of biological assets were as follow:
(i)Average cycle of forest formation between 6 and 7 years;
(ii)Effective area of forest from the 3rd year of planting;
(iii)The IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and soil conditions;
(iv)The estimated average standard cost per hectare includes silvicultural and forest management expenses, applied to each year of formation of the biological cycle of the forests, plus the costs of land lease agreements and the opportunity cost of owning land;
(v)The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and
(vi)The discount rate corresponds to the Weighted Average Cost of Capital (“WACC”).

The table below discloses the measurement of the premises adopted:

	12/31/2024	12/31/2023
Useful productive planted area (hectare)	1,243,191	1,094,611
Mature assets (6 to 7 years)	191,737	144,942
Immature assets (1 to 5 years)	1,051,454	949,669
Average annual growth (IMA) – m3/hectare/year	37.62	37.92
Average gross sale price of eucalyptus – R$/m3	101.38	96.04
Discount rate (post-tax)	8.80%	8.80%
The pricing model considers the net cash flows, after the deduction of taxes on profit at the applicable rates.
The fair value adjustment justified by the combined variations of the indicators mentioned above resulted in a positive variation of R$1,431,530 recognized in other operating income (expenses), net (Note 29).

	12/31/2024	12/31/2023
Physical changes and discount rate (1)	609,259	1,575,017
Price	822,271	414,814
	1,431,530	1,989,831
1) Includes the variation of indicators: IMA, discount rate and area.
The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.8).
The Company has no biological assets pledged as collateral on December 31, 2024 and 2023.

14 INVESTMENTS
14.1 Investments breakdown

	12/31/2024	12/31/2023

Investments in associates and joint ventures	453,371	355,520
Goodwill	225,486	228,887
Other investments evaluated at fair value through other comprehensive income (1)	1,138,066	23,606
	1,816,923	608,013
(1) Includes the acquisition of the equity interest in Lenzing Aktiengesellschaft (note 1.2.5). On December 31, 2024, the value of the investment was R$1,099,870 in the consolidated accounts.

14.2 Investments in associates and joint ventures

Information of investees as at				Company Participation
			12/31/2024	Carrying amount		In the income (expenses) for the year
	Equity	Income (expenses) of the year	Participation equity (%)	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Associate
Foreign
Ensyn Corporation	6	(17,776)	24.80%	2	387	(6,966)	(12,448)
Spinnova Plc (1)	507,482	(56,117)	18.77%	95,254	95,736	(19,690)	(20,109)
Simplifyber, Inc. (2)			13.91%	30,060
				125,316	96,123	(26,656)	(32,557)
Joint ventures
Domestic (Brazil)
Biomas - Serviços Ambientais, Restauração e Carbono Ltda.	17,536	(30,151)	16.66%	2,923	2,797	(4,874)	(2,203)
Ibema Companhia Brasileira de Papel	388,580	74,547	49.90%	193,901	156,703	37,199	35,161
Foreign
F&E Technologies LLC	12,756		50.00%	6,378	4,987
Woodspin Oy	249,706	(38,665)	50.00%	124,853	94,910	(19,514)	(19,780)
				328,055	259,397	12,811	13,178

Other investments evaluated at fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A.			5.82%	4,026
Celluforce Inc.			8.28%	27,823	23,606
Nfinite Nanotechnology Inc.			5.00%	6,347
Lenzing Aktiengesellschaft (3)			15.00%	1,099,870
				1,138,066	23,606
				1,591,437	379,126	(13,845)	(19,379)
(1)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR0.95 on December 31, 2024 and EUR2.40 in December 31, 2023.
(2)On December 13, 2024, Suzano Ventures LLC acquired an equity interest in the legal entity Simplifyber, Inc., which is an indirect subsidiary of Suzano S.A.
(3)Includes the acquisition of the equity interest in Lenzing Aktiengesellschaft (note 1.2.5).

15 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.34	6.78		19.38
Accumulated cost	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127
Accumulated depreciation		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)
Balance as of December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634
Additions	54,027	15	467,032	10,742,118	17,949	11,281,141
Additions of merged companies	4,572	111,495	453,617	8,306	11,175	589,165
Write-offs	(25,090)	(36,184)	(133,249)		(56,869)	(251,392)
Depreciation		(313,304)	(2,570,734)		(145,092)	(3,029,130)
Transfers and other	339,272	379,495	2,702,633	(3,638,466)	259,717	42,651
Accumulated cost	14,859,189	10,032,317	48,456,537	17,485,109	1,491,663	92,324,815
Accumulated depreciation		(4,125,823)	(27,918,585)		(991,338)	(33,035,746)
Balance as of December 31, 2023	14,859,189	5,906,494	20,537,952	17,485,109	500,325	59,289,069
Additions (2)	697	558	415,147	7,490,762	28,904	7,936,068
Additions of merged companies (3)	1,699,588	775	413		1,992	1,702,768
Write-offs	(10,724)	(7,455)	(118,499)		(9,324)	(146,002)
Depreciation		(366,398)	(3,214,550)		(222,993)	(3,803,941)
Transfers and other (4)	226,598	3,988,619	16,660,035	(21,465,336)	598,162	8,078
Accumulated cost	16,775,348	13,816,631	62,822,096	3,510,535	1,806,592	98,731,202
Accumulated depreciation		(4,294,038)	(28,541,598)		(909,526)	(33,745,162)
Balance as of December 31, 2024	16,775,348	9,522,593	34,280,498	3,510,535	897,066	64,986,040
(1)Includes vehicles, furniture and utensils and computer equipment.
(2)The addition of work in progress refers, mainly to the Cerrado Project, of which R$1,254,521 is a cash effect in the previous periods (R$393,042 as of December 31, 2023).
(3)Refers to the acquisition and merger of 100% of the share capital of the companies Timber VII and Timber XX (note 1.2.6).
(4)Refers, basically, to the activation of the Cerrado Project, that started its operation on July 21, 2024 (note 1.2.2).

On December 31, 2024, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.

15.1 Items pledged as collateral
On December 31, 2024, property, plant and equipment items pledged as collateral, consisting mainly of the units of Ribas do Rio Pardo, Três Lagoas and Imperatriz are set forth below:

	Type of collateral	12/31/2024	12/31/2023
Land	Financial/Legal	24,427	3,198,674
Buildings	Financial	1,755,082	1,947,075
Machinery, equipment and facilities	Financial	20,442,189	10,393,344
Work in progress	Financial	427,998	649,081
Other	Financial	43,487	144,273
		22,693,183	16,332,447
15.2 Capitalized expenses
For the year ended December 31, 2024, the Company capitalized loan costs in the amount of R$959,967 (R$1,160,364 as of December 31, 2023). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 11.17% p.a. (10.98% p.a. as of December 31, 2023).
15.3 Asset Retirement Obligation (ARO)
For the year ended December 31, 2024, the Company has provisioned the amount of R$65,327 (R$52,566 as of December 31, 2023) arising asset retirement obligation of industrial landfills.

16 INTANGIBLE
16.1 Goodwill and intangible assets with indefinite useful lives

	12/31/2024	12/31/2023
Goodwill - Facepa	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (1)	170,859	170,859
Other (2)	5,097	4,834
	8,192,339	8,192,076
(1)Refers to the goodwill of the MMC Brasil business combination.
(2)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 28.4.
For the pulp cash-generating unit (“CGU”), the calculation of the value in use of non-financial assets is performed annually using the discounted cash flow method. In 2024 the Company used the strategic plan and the annual budget with projected increases to 2029 and the average rate in perpetuity of the cash generating units considering a nominal rate of 3.6% p.a. from this date, based on historical information for previous years, economic and financial projections from each specific market in which the Company has operations, and additionally include official information disclosed by independent institutions and government agencies.
The discount rate, after taxes, adopted by Management was 8.91% p.a., calculated based on the Weighted Average Cost of Capital (“WACC”).
The assumptions in the table set forth below were also adopted:

Net average pulp price – Foreign market (US$/t)	684.9
Net average pulp price – Internal market (US$/t)	735.5
Average exchange rate (R$/US$)	5.40
Discount rate (pos-tax)	8.91% p.a.
Discount rate (pre-tax)	12.50% p.a.
For the year ended December 31, 2024, the Company did not identify the need to record any impairment provision for intangible assets.
If the post-tax discount rate applied to the cash flow projections of both cash-generating units had been 1% higher than management’s estimates (9.91% instead of 8.91%), the Company would still not need to record an impairment provision.
The Company have considered and assessed possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the cash generating units to exceed its recoverable amount.
For the paper cash-generating unit (“CGU”), the asset recoverability test is carried out annually based on the EV/EBITDA multiple method. For the year ended December 31, 2024, the Company did not identify the need to record any impairment provision for intangible assets.

16.2 Intangible assets with limited useful lives

F-64

		12/31/2024	12/31/2023
Opening balance		6,557,009	7,173,183
Additions		161,779	104,931
Fair value adjustment MMC Brasil			189,655
Write-offs			(2)
Amortization		(1,008,824)	(990,432)
Transfers and others			79,674
Closing balance		5,709,964	6,557,009
Represented by	Average rate %
Non-competition agreements	5.00	4,508	4,818
Port concessions	3.94	632,253	537,179
Lease agreements	16.90		6,875
Supplier agreements	12.66	25,925	40,739
Port service contracts	4.23	520,459	549,821
Cultivars	14.28	20,391	40,784
Trademarks and patents	8.35	170,306	188,723
Customer portfolio	9.09	4,104,900	4,925,879
Supplier agreements	17.64	295	10,861
Software	20.80	201,476	141,178
Other	10.00	29,451	110,152
		5,709,964	6,557,009

Cost		12,540,497	12,378,761
Amortization		(6,830,533)	(5,821,752)
Closing balance		5,709,964	6,557,009
17 TRADE ACCOUNTS PAYABLE

	12/31/2024	12/31/2023
In local currency
Third party (1) (2)	4,681,065	3,946,185
Related party (Note 11.1) (3)	1,457	1,023
In foreign currency
Third party (2)	1,350,763	1,625,011
	6,033,285	5,572,219
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on December 31, 2024 was R$555,063 (R$281,350 at December 31, 2023).
(2)Within the balance of suppliers, the following balances refer to the Cerrado Project, R$107,418 (R$523,408 on December 31, 2023) in local currency and R$241,497 (R$1,080,028 on December 31, 2023) in foreign currency.
(3)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

17.1 Long-term commitments

The Company entered into long-term take-or-pay agreements with chemicals, transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of defaults on certain essential obligations. Generally, the Company purchases the minimum amounts agreed under the agreements, and hence there is no liability recorded in the amount that is recognized each month. The total contractual obligations assumed on December 31, 2024 were R$26,239,939 (R$14,606,380 at December 31, 2023).
18 LOANS, FINANCING AND DEBENTURES
18.1 Breakdown by type

				Current		Non-current			Total
Type	Currency	Interest rate	Average annual interest rate - %	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
In foreign currency
Bonds	USD	Fixed	5.0%	3,229,641	841,625	49,166,804	40,122,749	52,396,445	40,964,374
Panda Bonds	CNY	Fixed	2.8%	4,224		1,016,331		1,020,555
Export credits (“export prepayments”)	USD	SOFR/Fixed	5.4%	6,236,806	2,690,891	16,283,736	14,487,252	22,520,542	17,178,143
Assets financing	USD	SOFR	3.7%	137,300	61,924	298,252	220,199	435,552	282,123
ECA - Export Credit Agency	USD	SOFR	6.3%	7,297		769,702		776,999
IFC - International Finance Corporation (1)	USD	SOFR	6.0%	(12,051)	731	5,858,208	2,871,399	5,846,157	2,872,130
EDC - Export Development Canada	EUR	Fixed	1.0%	4,210	7,903	4,455		8,665	7,903
				9,607,427	3,603,074	73,397,488	57,701,599	83,004,915	61,304,673
In local currency
BNDES	BRL	UMBNDES	7.2%	157		157,555		157,712
BNDES	BRL	TJLP	8.6%	100,556	49,348	101,587	199,988	202,143	249,336
BNDES	BRL	TLP	14.8%	94,903	57,060	4,607,102	3,123,727	4,702,005	3,180,787
BNDES	BRL	Fixed			4,020				4,020
BNDES	BRL	SELIC	14.5%	243,223	65,013	704,825	857,419	948,048	922,432
BNDES	BRL	TR	2.2%	84		70,015		70,099
Assets financing	BRL	CDI	18.1%	18,427	17,037	56,956	71,235	75,383	88,272
NCE (“Export credit notes”)	BRL	CDI	18.5%	3,027	3,114	100,000	100,000	103,027	103,114
NCR (“Rural producer certificates”)	BRL	CDI	14.8%	312,652	101,739	2,000,000	1,998,270	2,312,652	2,100,009
Export credits (“export prepayments”)	BRL	Fixed			791,306				791,306
Debentures	BRL	CDI/IPCA	15.4%	120,931	66,536	9,738,616	8,362,207	9,859,547	8,428,743
				893,960	1,155,173	17,536,656	14,712,846	18,430,616	15,868,019
				10,501,387	4,758,247	90,934,144	72,414,445	101,435,531	77,172,692

Interest on financing				1,541,312	1,232,810			1,541,312	1,232,810
Non-current funding				8,960,075	3,525,437	90,934,144	72,414,445	99,894,219	75,939,882
				10,501,387	4,758,247	90,934,144	72,414,445	101,435,531	77,172,692
(1) The balances shown as negative correspond to fundraising costs

18.2 Breakdown by maturity - non-current

	2026	2027	2028	2029	2030	2031 onwards	Total
In foreign currency
Bonds	3,074,751	4,318,390	3,083,311	10,758,081	6,150,231	21,782,040	49,166,804
Panda Bonds (1)	(1,211)	1,017,542					1,016,331
Export credits (“export prepayments”)	5,668,270	4,889,574	3,832,090	1,893,802			16,283,736
Assets financing	110,452	112,204	69,012	6,584			298,252
ECA - Export Credit Agency (1)	(670)	(845)	(780)	(912)	(847)	773,756	769,702
EDC - Export Development Canada			1,114	1,114	1,114	1,113	4,455
IFC - International Finance Corporation (1)	(6,668)	305,291	1,587,751	2,613,047	1,358,787		5,858,208
	8,844,924	10,642,156	8,572,498	15,271,716	7,509,285	22,556,909	73,397,488
In local currency
BNDES – TJLP	90,078	3,634	3,634	3,634	607		101,587
BNDES – TLP	98,668	158,812	155,980	141,823	366,249	3,685,570	4,607,102
BNDES – SELIC	254,966	33,888	33,933	33,979	34,024	314,035	704,825
BNDES – TR	4,178	4,734	4,734	4,734	4,734	46,901	70,015
BNDES - UMBNDES	4,258	8,516	8,516	8,516	8,516	119,233	157,555
Assets financing	18,741	19,114	19,034	67			56,956
NCE (“Export credit notes”)		25,000	25,000	25,000	25,000		100,000
NCR (“Rural producer certificates”)					2,000,000		2,000,000
Debentures (1)	(7,431)	(11,767)	738,297	(11,477)	518,399	8,512,595	9,738,616
	463,458	241,931	989,128	206,276	2,957,529	12,678,334	17,536,656
	9,308,382	10,884,087	9,561,626	15,477,992	10,466,814	35,235,243	90,934,144
(1) The balances shown as negative correspond to fundraising costs, which are amortized on a straight-line basis.
18.3 Roll-forward of loans, financing and debentures

	12/31/2024	12/31/2023
Opening balance	77,172,692	74,574,591
Fundraising, net of issuance costs	15,692,905	10,944,794
Interest accrued	5,413,707	4,797,094
Monetary and exchange rate variation, net	17,728,324	(4,185,675)
Settlement of principal	(9,410,807)	(4,296,447)
Settlement of interest	(5,241,389)	(4,728,998)
Amortization of fundraising costs	80,099	67,333
Closing balance	101,435,531	77,172,692

18.4 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	12/31/2024	12/31/2023
Bonds	434,970	266,520	168,450	164,825
NCE	125,222	125,222		2,696
Export credits (“export prepayments”)	219,946	156,866	63,080	52,162
Debentures	159,675	34,012	125,663	102,235
BNDES	81,730	55,953	25,777	9,854
IFC - International Finance Corporation	81,726	3,007	78,719	38,911
Others	20,912	14,113	6,799	598
	1,124,181	655,693	468,488	371,281
18.5 Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 15.1.
The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.
18.6 Relevant transactions entered into during the year
18.6.1 Export Prepayment
On February 15, 2024, the Company raised, with several banks (a syndicated operation), an export prepayment ("EPP") in the amount of US$780,000 (equivalent to R$3,877,380), at a floating rate based on SOFR + 1.65% p.a (increasing by 0.05% p.a until maturity), with final maturity in February 2029, as part of the rollover process of a partially settled EPP on the same date.
18.6.2 Rural Credit Note
On March 28, 2024, the Company raised, with Safra Bank, a Rural Credit Note in the amount of R$200,000, with a post-fixed interest rate of 100% of the CDI, with final maturity in March 2025.
18.6.3 Export Development Canada (“EDC”)
On April 30, 2024, the Company raised with from EDC in the amount of US$125,000 (equivalent to R$646,475) at a floating rate of SOFR + 1.74%, with final maturity in April 2031.
18.6.4 Debentures
On May 29, 2024, the Company issued simple, non-convertible debentures, unsecured, in three series, totaling R$5,900,000, as part of a debt rollover strategy. The debenture consists of three parts: (i) R$1,000,000 at a cost of CDI + 0.80% p.a., with a total term of eight years and equal amortizations in May 2031 and May 2032; (ii) R$4,000,000 at a cost of CDI + 1% p.a., with a total term of ten years and equal amortizations in May 2033 and May 2034; and (iii) R$900,000 (incentivized debenture) at a cost of IPCA + 6.11% p.a., with a total term of twelve years and equal amortizations in May 2035 and May 2036.
18.6.5 BNDES
On June 27, 2024, the Company raised with from BNDES in the amount of R$65,000, indexed by the Long-Term Interest Rate (TLP - 5.56% p.a.), plus fixed interest of 1.75% p.a., with a one-year principal grace period and final maturity in December 2043. The funds were allocated to industrial projects.

On August 26, 2024, the Company raised from BNDES in the amount of R$1,110,000, indexed by the Long-Term Rate (TLP = IPCA + 5.48% p.a.), plus fixed interest of 1.75% p.a., with a 7-year principal grace period and final maturity in May 2044. The funds were allocated to forestry projects.
On October 16, 2024, the Company raised from BNDES in the amount of R$32,000, indexed by the Long-Term Rate (TLP - 5.27% p.a.), plus fixed interest of 1.75% p.a., with final maturity in October 2042. The funds were allocated to industrial projects.
On November 8, 2024, the Company raised from BNDES in the amount of R$154,000, indexed by the Long-Term Rate (TLP - 5.23% p.a.), plus fixed interest of 1.65% p.a., with final maturity in December 2037. The funds were allocated to forestry projects.
On December 20, 2024, the Company raised from the BNDES in the amount of R$61,000, indexed by the reference rate (“TR”), plus fixed interest of 2.24% p.a., with a grace period of 1 year and final maturity in December 2040. The funds were allocated to technological innovation projects.
On December 26, 2024, the Company raised from the BNDES in the amount of R$208,981, indexed by the exchange rate variation of the US dollar against the Real, plus fixed interest of 1.65% p.a., with a grace period of one and a half years and final maturity in December 2044. The funds were allocated for industrial projects.
18.6.6 Advance of exchange contract (“ACC”)
On May 17, 2024, the Company rolled over an ACC of US$100,000 (equivalent to R$555,890), indexed at a fixed rate of 6% p.a. and originally maturing on May 17, 2024, to a new rate of 6.46% p.a. with a new maturity on May 19, 2025.
On June 5, 2024, the Company raised an ACC from BNP bank in the amount of US$15,000 (equivalent to R$83,383), indexed at a fixed rate of 6.43% p.a., with a maturity on June 9, 2025.
On June 21, 2024, the Company rolled over an ACC of US$35,000 (equivalent to R$194,561), indexed at a fixed rate of 6.52% p.a. and originally maturing on June 21, 2024, to a new rate of 6.54% p.a. with a new maturity on May 21, 2025.
18.6.7 Panda Bonds
On November 15, 2024, the Company issued a panda bond in China in the amount of CNY1,200,000 (equivalent to US$166,000 and R$960,891) at a fixed cost of 2.8% with a final term of three years.
The Panda Bonds have been certified as green bonds according to the analysis of the China Green Bond Standard Committee. Suzano has also voluntarily obtained an independent Second Party Opinion from Sustainalytics US Inc., which ensures that the allocation of funds under this operation is in line with the Green Bond Principles published by the International Capital Markets Association (ICMA).
18.6.8 International Finance Corporation (“IFC”)
On December 10, 2024, the Company drew down the amount available under a credit line with the IFC and a syndicate of commercial banks, in the amount of US$350,000 (equivalent to R$2,118,515).
The financing is made up of the following parts: (i) “B-loan - tranche 1”, in the amount of US$105,000 (equivalent to R$635,554), at a cost of Term SOFR + 1.60% p.a. and a total term of five years. and a total term of five years, with a principal grace period of three years; and (ii) “B-Loan - tranche 2”, in the amount of US$245,000 (equivalent to R$1,482,961) at a cost of Term SOFR + 1.80% p.a. and a total term of six years, with a principal grace period of four years.
The credit operation has sustainability performance indicators (KPIs) associated with targets for: (a) reducing the intensity of greenhouse gas (GHG) emissions; and (b) increasing the representation of women in leadership positions in the company. The funds will be allocated to the Cerrado Project.

18.7 Significant transactions settled during the year
18.7.1 Export Prepayment
On February 15, 2024, the Company partially settled, in advance, a pre-export facility with several banks (a syndicated operation), in the total amount of US$620,000 (equivalent to R$3,209,057 (principal and interest)). The residual amount of this operation maintained its original maturity in February 2026, with a floating rate based on SOFR + 1.41% p.a.
On June 7, 2024, the Company early settled a debenture with Bradesco bank in the total amount of R$4,926,631 (principal and interest) as part of a debt rollover strategy. The original maturity of the debenture was in June 2025 and June 2026, with an annual rate of 112.5% of CDI.
19 LEASES
19.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226
Additions/updates	496,236	206,847	101,124		9,702	813,909
Depreciation (1)	(386,436)	(134,587)	(59,448)	(124,890)	(2,346)	(707,707)
Write-offs (2)	(12,658)				(6,139)	(18,797)
Balances at December 31, 2023	3,380,298	184,813	127,432	1,498,228	5,860	5,196,631
Additions/updates	506,373	157,542	41,235		39,076	744,226
Depreciation (1)	(408,000)	(167,312)	(54,275)	(124,890)	(2,587)	(757,064)
Write-offs (2)	(3,102)					(3,102)
Balances at December 31, 2024	3,475,569	175,043	114,392	1,373,338	42,349	5,180,691
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.

On December 31, 2024 and 2023, the Company does not have commitments to lease agreements not yet in force.
19.2 Lease liabilities
The balance of lease payables on December 31, 2024, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.27	October/2052	3,951,880
Machinery and equipment	11.19	April/2035	273,019
Buildings	10.75	May/2031	117,387
Ships and boats	11.25	February/2039	2,626,083
Vehicles	11.10	November/2028	4,546
			6,972,915
(i)To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.
(ii)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

The balances rolled-forward are set out below:

	12/31/2024	12/31/2023
Opening balance	6,243,782	6,182,530
Additions	744,226	813,909
Write-offs (2)	(3,102)	(18,797)
Payments	(1,325,398)	(1,218,399)
Accrual of financial charges (1)	700,283	664,651
Exchange rate variations	613,124	(180,112)
Closing balance	6,972,915	6,243,782

Current	872,228	753,399
Non-current	6,100,687	5,490,383
(1)On December 31, 2024, the amount of R$249,135 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$223,055 as of December 31, 2023).
(2)Write-off due to cancellation of contracts.
The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
19.2.1 Amounts recognized in the statement of income for the year
The amounts recognized are set out below:

	12/31/2024	12/31/2023
Expenses relating to short-term assets	6,477	8,005
Expenses relating to low-value assets	4,083	2,611
	10,560	10,616

20 PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these consolidated financial statements, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:

20.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					12/31/2024
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	468,839	349,058	139,435	2,155,545	3,112,877
Payments	(60,081)	(89,221)	(6,795)		(156,097)
Reversal	(9,540)	(89,941)	(1,951)	(27,820)	(129,252)
Additions	4,689	162,456	72,605		239,750
Monetary adjustment	4,057	21,574	12,259		37,890
Provision balance	407,964	353,926	215,553	2,127,725	3,105,168
Judicial deposits	(66,746)	(91,596)	(20,076)		(178,418)
Provision balance at the end of the year	341,218	262,330	195,477	2,127,725	2,926,750
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,994,444 and civil lawsuits in the amount of R$133,281, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.

					12/31/2023
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	419,915	255,805	118,729	2,645,705	3,440,154
Payments	(1,717)	(37,172)	(3,014)		(41,903)
Reversal	(18,035)	(101,375)	(11,337)	(490,160)	(620,907)
Additions	37,656	211,690	21,335		270,681
Monetary adjustment	31,020	20,110	13,722		64,852
Provision balance	468,839	349,058	139,435	2,155,545	3,112,877
Judicial deposits	(154,469)	(82,305)	(15,694)		(252,468)
Provision balance at the end of the year	314,370	266,753	123,741	2,155,545	2,860,409
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,015,075 and civil lawsuits in the amount of R$140,470, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement. The amount of R$372,541 refers to the penalty cancellation of the contingent liability assumed on the business combination with Fibria, described in note 20.2.1 (i).

20.1.1 Tax and social security
On December 31, 2024, the Company has 58 (32 as of December 31, 2023) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.
20.1.2 Labor
On December 31, 2024, the Company has 1,178 (1,241 as of December 31, 2023) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.
20.1.3 Civil, environment and real estate
On December 31, 2024, the Company has 97 (76 as at December 31, 2023) civil, environmental and real estate proceedings.

The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.
20.2 Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	12/31/2024	12/31/2023
Taxes and social security (1)	9,837,082	9,775,068
Labor	171,480	194,883
Civil and environmental (1)	5,065,714	4,462,964
	15,074,276	14,432,915
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$R$2,108,635 (R$2,135,869 as of December 31, 2023), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 20.1.1 above.
20.2.1 Tax and social securities

For the year ended December 31, 2024, the Company had 673 (733 as of December 31, 2023) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$9,837,082 (R$9,775,068 as of December 31, 2023) for which no provision was recorded.
The other tax and social security lawsuits involve various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, IRRF. These disputes primarily arise from differing interpretations of the applicable tax regulations and the information provided in the ancillary obligations.
The most significant tax cases are outlined below:
(i)Income Tax Assessment - IRPJ/CSLL - Swaps of Industrial and Forestry Assets: In December 2012, the Company received a tax assessment for income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, the closing date of the transaction, when the Company executed an agreement with International Paper regarding a swap of industrial and forestry assets. On January 19, 2016, the Tax Federal Administrative Court (“CARF”) rejected, as per the casting vote of the CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and, given the impossibility of further appeals and the consequent closure of the case at the administrative level, decided to pursue the discussion in the Judiciary. The lawsuit was ruled in favor of the Company's interests and the National Treasury's appeal is currently awaiting judgment at the lower court. In December 2023, pursuant to article 25, § 9ºA, of Law No. 14,689/23, the Active Debt Certificates were rectified to definitively cancel the amounts related to the tax assessment penalty and its charges. According to the Company and its external legal advisors the probability of loss in this case is possible, except for the provisioning of the amount equivalent to the contingent liability assumed arising from the business combination. For the year ended December 31, 2024, the estimated amount of the possible exposure is R$1,688,690 (R$1,630,537 as of December 31, 2023).

(ii)Income tax assessment - IRPJ/CSLL: This refers to an administrative proceeding initiated in October 2023, resulting from tax assessments for IRPJ and CSLL issued against Suzano S.A., for the calendar year of 2019. The infractions alleged include: (i) nondeductible expenses; (ii) improper deduction of operating expenses; (iii) profits earned by the subsidiaries abroad; (iv) goodwill amortization; (v) lack of addition of bonus paid to directors to the CSLL calculation basis, and (vi) tax loss and negative CSLL basis. The Company filed an administrative objection, which was partially upheld. Currently, the voluntary appeal filed by the Company and the ex officio appeal filed by the National Treasury are awaiting judgment. For the year ended December 31, 2024, the total amount of the possible exposure is R$920,628 (R$845,164 as of December 31, 2023).
(iii)Income Tax Assessment - IRPJ/CSLL - Disallowance of Depreciation, Amortization and Depletion Expenses – 2010 period: In December 2015, the Company received a tax assessment demanding the payment of IRPJ and CSLL. The assessment challenges the deductibility of depreciation, amortization and depletion expenses of 2010, which the Company had included in its income tax calculations. The Company filed an administrative appeal, which was partially upheld. This decision was subject to a voluntary appeal, filed by the Company in November 2017. The judgment was converted into a due diligence process, and currently, the Company is awaiting the completion of the due diligence. For the year ended December 31, 2024 the total amount of the possible exposure is R$875,466 (R$827,186 as of December 31, 2023).
(iv)Tax Assessment - IRPJ/CSLL: On October 5, 2020, the Company was notified of a Tax Assessment issued by the Brazilian Internal Revenue Service ("RFB") claiming the payment of IRPJ and CSLL credits, resulting from the remeasurement of the profit of its subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. In addition to the Company, the statutory executive officers of Suzano Trading were also included as co-defendants. Based on the legal advisors hired to present the defense, the Company classifies, the risk of loss as possible with reference to the Company and, with reference to the Officers, also possible but with a higher chance of winning (possible to remote). The Company presented the administrative defense and, currently, through Resolution No.104000033, the judgment was converted into a diligence. Currently awaiting the conclusion of the due diligence. In the year ended December 31, 2024 the total amount of the possible exposure is R$609,548 (R$563,723 as of December 31, 2023).
(v)PIS/COFINS – Goods and Services – Period of 2009 to 2011: In December 2013, the Company was assessed by the RFB demanding the collection of PIS and COFINS credits disallowed for allegedly not being linked to its operational activities. In the first instance, the objection filed by the Company was dismissed. A voluntary appeal was filed and it was partially upheld in April 2016. From this decision, the Company filed a special appeal, and certain divergences were admitted for consideration by the Superior Chamber of Tax Appeals (“CSRF”). The National Treasury also filed a special appeal with the Superior Chamber. Currently, the partial settlement of the ruling is being discussed, and the special appeal is awaiting judgment by the CSRF. For the year ended December 31, 2024 the total amount of the possible exposure is R$201,199 (R$190,875 as of December 31, 2023).
(vi)Tax Assessment - Taxation on a universal basis – Period of 2015: On November 3, 2020, the Company was notified of a Tax Assessment issued by the RFB under the accusation that it had failed to pay IRPJ and CSLL for the 2015 calendar year. The infraction was based on the lack of addition, in determining the real profit and the CSLL calculation base, of the profits earned by its foreign subsidiaries. Based on the legal advisors hired to present the defense, the Company classified the risk of loss as possible. The Company filed an administrative defense, which was partially upheld in the first instance. Following this decision, the Company filed a voluntary appeal on June 8, 2024, which was partially upheld on May 14, 2024, resulting in the cancellation of the majority of the tax assessment. For the remaining portion, the Company filed a special appeal, which is currently awaiting judgment. For the year ended December 31, 2024 the total amount of exposure is R$4,712 (R$176,917 as of December 31, 2023).

(vii)Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): In 2002, the Company applied for and was granted by the RFB the right to benefit from a reduction in the IRPJ and non-refundable additional taxes calculated on operating profit, for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), all located in the Aracruz unit, under the condition of making new investments in its units located in the area covered by ADENE. In 2004, the Company received a notice from the extrajudicial administrator of the extinct Superintendency for the Development of the Northeast (“SUDENE”), informing it that the right to enjoy the benefit previously granted was deemed unfounded and would be revoked. In 2005, a tax assessment was issued demanding alleged amounts relating to the tax incentive enjoyed up to that point. After administrative discussion, the tax assessment was partially upheld recognizing the Company's right to benefit from the tax incentive until 2003. The Company's management, advised by its legal advisors, believes that the decision to cancel the referred tax benefits is incorrect and should not prevail, whether concerning the benefits already enjoyed or those not yet enjoyed until their respective final terms. Currently, the contingency is being discussed in the judicial sphere. The Company is awaiting the judgment of the appeal filed against the unfavorable decision. For the year ended December 31, 2024 the total amount of the possible exposure is R$150,869 (R$143,912 as of December 31, 2023).
(viii)Offsetting - IRRF - Period 2000: The Company filed a process to offset IRRF credits for the year ended December 31, 2000 against debts owed to the RFB. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. The Company filed a Voluntary Appeal with CARF against this decision and the judgment was converted into a due diligence process. The Voluntary Appeal is currently awaiting judgment. For the year ended December 31, 2024 the total amount of the possible exposure is R$125,489 (R$120,871 as of December 31, 2023).
(ix)IRPJ/CSLL - Partial Approval – 1997 Period: The Company filed a process to offset credits arising from tax losses for the year 1997 against debts owed to the RFB . In March 2009, the tax authorities approved only R$83,000, resulting in a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits under administrative review following a favorable decision by CARF in August 2019, which upheld the voluntary appeal filed by the Company. For the remaining portion of the credit, the Company filed a lawsuit to discuss the matter which is currently awaiting judgment in the second instance of its appeal, filed after an unfavorable ruling. For the year ended December 31, 2024, the total amount of the possible exposure is R$122,319 (R$117,130 as of December 31, 2023).
(x)Tax Assessment - IRPJ/CSLL: Administrative proceeding demanding the collection of IRPJ and CSLL for the 2015 calendar year. The infractions alleged include (i) transfer pricing; and (ii) non-deductible expenses. The Company filed an objection in January 2020, which was partially upheld. Following this decision, the Company filed a voluntary appeal, and the judgment was converted into a due diligence process. Currently, the Company is awaiting the beginning of the due diligence process. For the year ended December 31, 2024, the total amount of the possible exposure is R$112,168 (R$106,477 as of December 31, 2023).
(xi)Tax Assessment - IRPJ and Negative Balance: This refers to a Decision Dispatch that partially approved the offsetting carried out by the Company, due to the use of credits from a Negative Balance, arising from withholding tax, calculated for the period from January 2016 to December 2016. The Company filed an administrative objection, which was fully upheld in its favor. For the year ended December 31, 2024, there is no estimated amount of exposure due to the favorable outcome (R$102,496 as of December 31, 2023).
(xii)IRPJ/CSLL - Partial Approval – 2000 Period: In 2024, the Company submitted a request to offset credits arising from the negative balance calculated in the year 2000 against debts owed to the Brazilian Federal Revenue Service (“RFB”). The RFB fully disallowed the tax credit. After presenting the defense and the appropriate appeals, the process ended unfavorably for the Company at the administrative level. The Attorney General's Office of the National Treasury (“PGFN”) filed a tax execution to collect the amounts, at which time the Company filed the appropriate motions to stay the tax execution, which were partially upheld. The Company has filed an Appeal, which is awaiting judgment. For the year ended December 31, 2024, the estimated amount of exposure is R$101,654.

20.2.2 Labor
On December 31, 2024, the Company was a defendant in 1,135 labor lawsuits, totaling R$171,480 (1,034 labor lawsuits, totaling R$194,883 as of December 31, 2023).
The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.
20.2.3 Civil, environmental and real estate
On December 31, 2024, the Company was a defendant in approximately 201 civil, environmental and real estate lawsuits, totaling R$5,065,714 (219 lawsuits totaling R$4,462,964 as of December 31, 2023).
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
The most relevant civil cases are set forth below:
(i)The Company is involved in 3 Public Civil Actions (“ACPs”) filed by the Federal Public Prosecutor's Office (“MPF”) in which it requests (i) an injunction that the Company's trucks stop transporting wood on federal highways above the legal weight restrictions (ii) an increase in the fine for excess weight to be applied to Suzano and (iii) compensation for material damage caused to federal highways, the environment and the economic order and compensation for moral damage. One of the ACPs was judged partially well-founded and the Company filed an appeal to the competent court with a request to suspend the effects of the judgment, which is still pending assessment. The other two lawsuits were dismissed and an appeal is pending. In September 2021, both were suspended due to a decision by the STJ to evaluate the points of discussion in the form of a repetitive appeal. In December 2024, the STJ judged the repetitive appeals to allow the application of a double penalty (administrative and judicial), establishing a thesis authorizing the imposition of injunctive relief and civil liability. At the moment, the União Comércio and CNT have filed motions for clarification to highlight various gaps and omissions identified in the judgment.
(ii)The company sued a competitor in the central-western region over the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the incorporated subsidiary Fibria. The prohibition on the cultivation of this biological asset by the competitor was protected by an injunction, which was confirmed in a judgment in favor of the Company, with the Company initiating the liquidation of the judgment. However, at the appeal stage and in an extended trial, there was a ruling against the Company recognizing a supposed incidental nullity of the cultivar, a decision that is currently subject to a motion for clarification. It should be noted that, in parallel, there is also a lawsuit in the Federal Court in which the competitor filed an action to annul the registration of the cultivar, but, to date, there has been no decision in this process determining the nullity or restricting the Company's right.

21 EMPLOYEE BENEFIT PLANS
The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance, as set forth below:
21.1 Pension plan
The Company has current supplementary retirement plans, as disclosed below.
21.1.1 Pension plan – Suzano Prev
In 2005, the Company established the Suzano Prev pension plan, managed by BrasilPrev, an open private pension entity, which serves the employees of Suzano Group Companies, in the form of a defined contribution plan.
Under the terms of the benefit plan agreement, for employees who have a salary above 10 Suzano reference units (“URS”), in addition to the 0.5% contribution, the contributions of the Company matches the employees' contributions, and affect the portion of the salary that exceeds 10 URS, which can vary between 1% and 6% of the nominal salary. This plan is called Basic Contribution 1.
The Company's contributions to the employees are 0.5% of the nominal salary that does not exceed 10 URS, even though there is no contribution by the employees. This plan is called Basic Contribution 2.
From August 2020, employees who have a salary lower than 10 URS will be able to invest 0.5% or 1% of their nominal salary, and the Company will monitor the employee's contributions. The employee can choose to invest up to 12% of their salary in the Suzano Prev pension plan, and the excess of Basic Contribution 1 or 2 may be invested in the supplementary contribution, where there is no counter-entry from the Company, and the employee must consider the two contributions within the limit of 12% of their salary.
Access to the balance constituted by the Company's contributions only occurs upon dismissal, and is directly related to the length of the employment relationship.
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the year ended December 31, 2024 amounted R$21,719 (R$18,342 as of December 31, 2023) recognized under the cost of sales, selling and general and administrative expenses.
21.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured based on actuarial calculations and recognized in the financial statement, as detailed below.
21.2.1 Medical assistance
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
21.2.2 Life insurance
The Company offers the life insurance benefit to the group of former employees who retired up to 2005 at the Suzano and São Paulo administrative offices, and did not opt for the supplementary retirement plan.
The main actuarial risks are: (i) lower interest rates; and (ii) higher than expected mortality.

21.2.3 Roll-forward of actuarial liability
The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	12/31/2024	12/31/2023
Opening balance	833,683	691,424
Interest on actuarial liabilities	73,853	67,272
Current service cost	1,997	1,959
Actuarial loss – experience	(125)	57,765
Actuarial loss (gain) – financial assumptions	(137,649)	70,762
Benefits paid directly by entity	(50,199)	(55,499)
Closing balance	721,560	833,683
21.2.4 Economic actuarial assumptions and biometric data

	12/31/2024	12/31/2023
Economic
Nominal discount rate – medical assistance and life insurance	11.16% p.a.	9.14% p.a.
Medical cost growth rate	6.86% p.a.	6.86% p.a.
Nominal inflation	3.50% p.a.	3.50% p.a.
Aging factor	0 to 24 years: 1.50% p.a.	0 to 24 years: 1.50% p.a.
	25 to 54 years: 2.50% p.a.	25 to 54 years: 2.50% p.a.
	55 to 79 years: 4.50% p.a.	55 to 79 years: 4.50% p.a.
	Above 80 years: 2.50% p.a.	Above 80 years: 2.50% p.a.
Biometric
Table of general mortality	AT-2000	AT-2000
Table of mortality of disabled persons	IAPB 57	IAPB 57
Turnover	1.00% p.a.	1.00% p.a.
Other
Retirement age	65 years	65 years
Family composition	Men 4 years + older	Men 4 years + older
	and 90% married	and 90% married
Permanency in the plan	100%	100%

21.2.5 Sensitivity analysis
The sensitivity analysis regarding the relevant assumptions of the plans show the impact on the liability balance:

Discount rate		Medical costs growth rate
+0.50%	691,494	+1.00%	788,124
21.2.6 Forecast amounts and average duration of payments of obligations
The expected benefit payments for future years (ten years), from the obligation of benefits granted and the average duration of the plan obligations are as set forth below:

Payments	Medical assistance and life insurance
2025	53,601
2026	57,267
2027	60,995
2028	64,862
2029	68,645
2029 to 2034	397,704
22 SHARE-BASED COMPENSATION PLAN
The Company grants members of the statutory and non-statutory board of directors, key employees and members of the Board of Directors (“Beneficiaries”) long-term share-based incentive plans, approved at the General Meeting with the objectives of: (i) aligning the interests of the beneficiaries with the interests of the Company and its shareholders, (ii) attracting, rewarding, retaining and incentivizing the beneficiaries to conduct the Company's business in a sustainable manner, within appropriate risk limits and aligned with the interests of the shareholders, and (iii) granting a financial incentive to the beneficiaries.
The plans granted by the Company are: (i) Phantom Shares Plan (“PS”), settled in in local currency and (ii) Restrict Shares Plan ("Performance Shares"), settled in shares.
The characteristics and measurement criteria of each plan are disclosed below:
22.1 Phantom shares plan (“PS”)
The number of phantom shares to be granted to each beneficiary is calculated based on a fixed financial amount per beneficiary.
The beneficiary may only exercise the rights to the phantom shares once the vesting period has been completed, lasting up to 5 (five) years from the date of grant, in accordance with the characteristics of each plan.
The settlement of the phantom shares is in cash, and the amount will be calculated by multiplying the number of shares granted by the value of the share measured based on the average price of the last 90 (ninety) trading sessions.
Since phantom stock option plans are settled in cash, their fair values are measured at the end of each reporting period.
If the beneficiaries leave the Company during the vesting period, they lose the right to exercise the phantom shares.

The plan transactions are presented below:

		Number of shares
Year of grant	Fair value on grant date	31/12/2023	Granted during of the year	Cancelled	Exercised (1)	31/12/2024	Available for completion	Restricted year for transfer of shares
								2025	2026	2027	2028
2019	R$42.81	39,461	903		(40,364)
2020	R$38.36	984,160	22,525	(204,963)	(768,338)	33,384	33,384
2021	R$62.15	1,724,020	39,387	(66,231)	(822,696)	874,480	425,280	449,200
2022	R$57.54	3,686,722	84,207	(286,478)	(23,014)	3,461,437		3,113,607	324,611	23,219
2023	R$48.79	3,294,062	74,647	(283,548)	(32,982)	3,052,179		28,333	2,721,535	302,311
2024	R$56.52		2,759,878	(81,947)	(2,914)	2,675,017			2,893	2,467,693	204,431
Number of stock options		9,728,425	2,981,547	(923,167)	(1,690,308)	10,096,497	458,664	3,591,140	3,049,039	2,793,223	204,431

Book value		268,489	173,486		(80,001)	361,974
Book value of the previous year		162,117	154,318		(47,946)	268,489
(1)The average price of the share options exercised and exercised due to termination of employment on December 31, 2024 was R$42.36 (forty-two reais and thirty-six cents) (R$58.07 (fifty-eight reais and seven cents) as at December 31, 2023).
22.2 Restricted shares plan (“Performance Shares”)
Each performance share corresponds to 1 (one) common, registered, book-entry share with no par value issued by the Company, to be delivered to the beneficiary once the conditions established in this plan have been met.
The acquisition of rights to the beneficiaries is subject to: (i) continued permanence of the beneficiaries as directors of the Company during the vesting period, (ii) achievement of the goals assigned in the programs and (iii) any other conditions determined by the Board of Directors in each grant made.
The vesting period may last up to 5 (five) years, starting from the date of grant, according to the characteristics of each plan.
The number of performance shares to be effectively delivered to each beneficiary will depend on the achievement of the goals linked to the respective programs and contracts, and will be determined after the vesting period. This calculation will also consider the Total Shareholder Return (“TSR”), which is an indicator used to measure the performance of the shares of the group of companies characterized as competitors of Suzano.
If beneficiaries leave the Company before fulfilling the conditions for obtaining rights, they lose the right to exercise the restricted share option.

The plan transactions are presented below:

		Number of stock options
Year of grant	Fair value on grant date	31/12/2023	Shares granted/provisioned	Exercised	31/12/2024	Restricted year for transfer of shares
						2025	2026	2027	2029
2021	R$51.70	111,685	2,559	(114,244)
2022	R$53.81	113,161	2,639		115,800	115,800
2023	R$51.45	367,903	15,665		383,568		268,534	115,034
2024	R$55.27		3,371,612	(890,869)	2,480,743	337,465	220,540	302,738	1,620,000
Number of stock options		592,749	3,392,475	(1,005,113)	2,980,111	453,265	489,074	417,772	1,620,000

Book value		26,744	81,276	(47,794)	60,226
Book value of the previous year		18,425	8,319		26,744

23 LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	12/31/2024	12/31/2023
Business combinations
Facepa (1)	27,182	25,924
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (2)	93,308	161,263
	120,490	187,187

Current	21,166	93,405
Non-current	99,324	93,782
(1)Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.
(2)On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US$ exchange rate, and partially updated by the IPCA.

24 SHAREHOLDERS’ EQUITY
24.1 Share capital
On December 31, 2024, Suzano’s share capital was R$19,269,281 divided into 1,264,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$19,235,546. The breakdown of the share capital is as set out below:

	12/31/2024		12/31/2023
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	29.08	367,612,329	27.76
Controller	196,065,636	15.51	196,065,636	14.81
Managements and related persons	32,784,440	2.59	32,105,783	2.42
Alden Fundo de Investimento em Ações	26,154,744	2.07	26,154,744	1.98
	622,617,149	49.25	621,938,492	46.97
Treasury (Note 24.2)	24,875,787	1.97	34,765,600	2.63
Other shareholders	616,624,679	48.78	667,413,523	50.40
	1,264,117,615	100.00	1,324,117,615	100.00
For the year ended December 31, 2024, SUZB3 common shares ended the period quoted at R$61.78 and R$55.63 on December 31, 2023.
On April 25, 2024, the Board of Directors approved an increase in the Company's share capital in the amount of R$10,000,000, as described in note 1.2.4.
24.2 Dividends and reserve calculations
The Company´s bylaws establishes that the minimum annual dividend shall be the lower of:
(i)25% of the adjusted net income for the year pursuant to Article 202 of Brazilian Law No. 6,404/76; or
(ii)10% of the Company's consolidated operating cash generation (“GCO”) for the year.
In the year ended December 31, 2024, no dividends were distributed as a result of the loss for the year.
On December 4, 2024, the Board of Directors approved the payment of interest on equity by the Company, in the total gross amount of R$2,500,000, as described in note 1.2.8.

In the year ended December 31, 2023, based on the criteria defined in the bylaws, mandatory minimum dividends were determined in accordance with item (ii) above, as set forth below:

12/31/2023
Accounting EBITDA	19,537,398
Adjustments to EBITDA	(1,264,428)
Adjusted EBTIDA	18,272,970
Capex Maintenance (Sustain)	(6,706,367)
GCO = Adjusted EBTIDA - Capex Maintenance	11,566,603

Dividends (10%) - Art. 26, "c" of the Bylaws	1,156,660
Interest on own capital distributed and dividends	1,500,000
Withholding income tax	(190,119)
Interest on own capital distributed in excess (1)	(153,221)
(1) Considering that the distribution of Interest on own capital in the year ending in 2023 exceeded the minimum mandatory dividends, the Company does not expect to propose additional dividends at the next shareholders' meeting.
24.3 Reserves
24.3.1 Capital reserve
They consist of amounts received by the Company arising from transactions with shareholders that do not pass through the income statement and may be used to absorb losses when they exceed profit reserves and redemptions, reimbursements and purchases of shares.
24.3.2 Income reserves
Reserves are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves, as set forth below:
(i)Legal: measured based on 5% (five percent) of the net profit of each fiscal year as specified in Article 193 of Brazilian Law No. 6,404/76, which shall not exceed 20% of the share capital, whereas in the year in which the balance of the legal reserve plus the capital reserve amounts exceeds 30% (thirty percent) of the share capital, the allocation of part of the profit will not be mandatory. The use of this reserve is restricted to loss compensation and capital increases, and aims to ensure the integrity of the share capital. For the year ended December 31, 2024, the balance of this reserve is R$1,847,109 (R$1,847,109 as of December 31, 2023).
(ii)Capital increase: measured on the basis of up to 90% (ninety percent) of the remaining balance of the net income for the year, limited to 80% (eighty percent) of the share capital, pursuant to the Company's bylaws, after the allocation to the legal reserve and minimum mandatory dividends. The constitution of this reserve aims to ensure the Company has adequate operating conditions. For the year ended December 31, 2024, the balance of this reserve is R$2,807,632 (R$15,670,952 as of December 31, 2023).
(iii)Special statutory: measured on the basis of up to 10% (ten percent) of the remaining balance of net income for the year, and aims to ensure the continuity of the distribution of dividends, up to the limit of 20% of the share capital. For the year ended December 31, 2024, the balance of this reserve is R$1,847,109 (R$1,887,576 as of December 31, 2023).

(iv)Tax incentives: set up under the terms of article 195-A of Law 6,404/76, amended by Law 11,638/07 and at the proposal of the management bodies, the company will allocate the portion of net income arising from donations or government subsidies to investments, this portion being excluded from the basis for calculating the mandatory dividend. For the year ended December 31, 2024, the balance of this reserve is R$1,319,908 (R$998,237 as of December 31, 2023). This increase can be explained by the reserve relating to the benefits of Operating Profit (note 12.3) and Reinvestment. The Operating Profit, applicable to the plants in the states of Espírito Santo, Maranhão and Bahia (under Sudene's approval), in addition to the plant in Belém do Pará (under Sudam's approval), contributed to a reserve of R$299,515 in the year ended December 31, 2024. With regard to the Reinvestment incentive, used only for the Aracruz (ES), Mucuri (BA) and Imperatriz (MA) units, which are located in the region administered by Sudene, the use of the benefit resulted in an increase of R$14,574 to the reserve for the year. With regard to the investment subsidy tax incentive, in accordance with Law 14.789/2023, the Company taxed the results equivalent to these amounts, and there was no creation of a reserve for this tax incentive for the current year, only the creation of R$7,582, referring to the benefit of the previous year, under the rules prior to Law 14.789/2023.
(v)Investment reserve: constituted in accordance with article 196 of Law No. 6,404/76, modified by Law No. 11,638/07, profit retention is carried out based on a capital budget. This practice aims to meet the needs of the Company's investment plan, previously approved at the Ordinary General Meeting. In the year ended December 31, 2024, the Company absorbed the loss for the year in the amount of R$(7,315,184), ending the year ended 2024 with a balance of R$5,157,140 (R$14,972,324 as of at December 31, 2023).
24.4 Other reserves
These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Debenture conversion 5th issue	Actuarial loss	Exchange variation and fair value of financial assets	Exchange variation on conversion of financial statements of foreign subsidiaries	Deemed cost	Total
Balances at December 31, 2022	(45,746)	(144,799)	2,163	3,218	1,904,680	1,719,516
Actuarial loss		(84,828)				(84,828)
Loss on conversion of financial assets and fair value			(865)			(865)
Gain on conversion of financial statements and on foreign investments				5,178		5,178
Partial realization of deemed cost, net of taxes					(100,705)	(100,705)
Balances at December 31, 2023	(45,746)	(229,627)	1,298	8,396	1,803,975	1,538,296
Actuarial loss		90,931				90,931
Loss on conversion of financial assets and fair value			(364,231)			(364,231)
Gain on conversion of financial statements and on foreign investments				163,185		163,185
Partial realization of deemed cost, net of taxes					(79,385)	(79,385)
Balances at December 31, 2024	(45,746)	(138,696)	(362,933)	171,580	1,724,590	1,348,796

24.5 Treasury shares
On December 31, 2024, the Company had 24,875,787 (34,765,600 as of December 31, 2023) of its own common shares held in treasury, with an average cost of R$53.84 per share, with a historical value of R$1,339,197 (R$1,484,014 as at December 31, 2023) and the market corresponding to R$1,536,826 (R$1,934,010 as at December 31, 2023).
On January 26, 2024, 20,000,000 common shares held in treasury were canceled. Additionally, on August 9, 2024, another 40,000,000 common shares held in treasury were canceled, as described in Note 1.2.3. On the same date, the Company approved a new share buyback program, under which it may acquire up to 40,000,000 common shares of its own issue, with a maximum term of 18 months, ending on February 9, 2026, of which 11,115,300 have already been repurchased up to the year ended December 31, 2024.

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2022	51,911,569	40.84	2,120,324	2,504,214
Repurchase	20,000,000	44.05	880,914	880,914
Canceled	(37,145,969)	40.84	(1,517,224)	(1,570,532)
Balances at December 31, 2023	34,765,600	42.69	1,484,014	1,934,010
Exercised (note 22.2)	(1,005,113)	47.55	(47,794)	(54,213)
Repurchase	51,115,300	54.91	2,806,764	2,806,764
Canceled	(60,000,000)	48.40	(2,903,787)	(3,238,200)
Balances at December 31, 2024	24,875,787	53.84	1,339,197	1,536,826
24.6 Distribution of results

	Limit on share capital %	Distribution of results		Reserve balances
		12/31/2024	12/31/2023	12/31/2024	12/31/2023
Realization of deemed cost, net of taxes		(79,385)	(100,705)
Tax incentive reserve		321,671	118,959	1,319,908	998,237
Legal reserve	20.00%		443,010	1,847,109	1,847,109
Capital increase reserve	80.00%		10,911,226	2,807,632	15,670,952
Special statutory reserve	20.00%		1,212,358	1,847,109	1,887,576
Investments reserve		(7,315,184)		5,157,140	14,972,324
Capital reserve				60,226	26,744
Dividends forfeited		(1,300)
Interest on own capital			1,500,000
		(7,074,198)	14,084,848	13,039,124	35,402,942

25 EARNINGS (LOSS) PER SHARE
25.1 Basic
The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	12/31/2024	12/31/2023	12/31/2022
Net income (loss) for the year attributed to Controlling shareholders'	(7,074,198)	14,084,848	23,381,617
Weighted average number of shares in the year – in thousands	1,289,637	1,330,020	1,361,264
Weighted average treasury shares – in thousands	(24,836)	(32,827)	(31,043)
Weighted average number of outstanding shares – in thousands	1,264,801	1,297,193	1,330,221
Basic earnings (loss) per common share – R$	(5.59313)	10.85794	17.57724
25.2 Diluted
The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	12/31/2024	12/31/2023	12/31/2022
Net income (loss) for the year attributed to Controlling shareholders'	(7,074,198)	14,084,848	23,381,617
Weighted average number of shares during the year (except treasury shares) – in thousands	1,264,801	1,297,193	1,330,221
Average number of potential shares (stock options) - in thousands		487	317
Weighted average number of shares (diluted) – in thousands	1,264,801	1,297,680	1,330,538
Diluted earnings (loss) per common share – R$	(5.59313)	10.85387	17.57305
The average number of dilutive potential ordinary shares (stock option) is 2,980 thousand shares. Due to the loss on December 31, 2024, the Company does not consider the dilution effect in the measurement.

26 NET FINANCIAL RESULT

	12/31/2024	12/31/2023	12/31/2022
Financial expenses
Interest on loans, financing and debentures (1)	(4,453,739)	(3,636,730)	(3,648,330)
Amortization of transaction costs (2)	(80,099)	(67,353)	(69,881)
Interest expenses on lease liabilities (3)	(451,148)	(441,596)	(433,613)
Amortization of fair value adjustment			(18,887)
Other	(556,917)	(513,483)	(419,659)
	(5,541,903)	(4,659,162)	(4,590,370)

Financial income
Cash and cash equivalents and marketable securities	1,598,111	1,668,408	818,780
Other	139,323	157,241	148,230
	1,737,434	1,825,649	967,010
Results from derivative financial instruments
Income	2,669,394	10,149,730	11,969,288
Expenses	(11,782,077)	(4,623,016)	(5,207,721)
	(9,112,683)	5,526,714	6,761,567
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	(17,728,324)	4,185,675	3,949,020
Leases	(613,124)	180,112	186,241
Other assets and liabilities (4)	2,456,455	(1,278,060)	(840,668)
	(15,884,993)	3,087,727	3,294,593
Net financial result	(28,802,145)	5,780,928	6,432,800
(1)Excludes R$959,968 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the year ended December 31, 2024 (R$1,160,364 as at December 31, 2023).
(2)On December 31, 2023, in the consolidated statements, the balance of R$19 relating to transaction costs with loans and financing was recognized directly in the income statement.
(3)Includes R$249,135 referring to the reclassification to the biological assets item for the composition of the formation cost (R$223,055 as of December 31, 2023).
(4)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.
27 NET SALES

	12/31/2024	12/31/2023	12/31/2022
Gross sales	57,017,142	47,601,020	59,550,424
Sales deductions
Returns and cancellations	(234,643)	(155,950)	(91,291)
Discounts and rebates	(6,936,630)	(5,526,032)	(7,459,520)
	49,845,869	41,919,038	51,999,613
Taxes on sales	(2,442,587)	(2,163,463)	(2,168,667)
Net sales	47,403,282	39,755,575	49,830,946

28 SEGMENT INFORMATION
28.1 Criteria for identifying operating segments
The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the Adjusted EBITDA. The Company has revised the segment note to present Adjusted EBITDA as its performance measure.
The operating segments defined by the Company’s management are set forth below:
(i)Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.
(ii)Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.
Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.
In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are substantially in Brazil.
28.2 Information of operating segments

	12/31/2024
	Pulp	Paper	Total
Net sales	37,593,462	9,809,820	47,403,282
Domestic market (Brazil)	2,295,258	7,278,586	9,573,844
Foreign market	35,298,204	2,531,234	37,829,438
Asia	15,760,800	24,767	15,785,567
Europe	11,895,394	355,784	12,251,178
North America	6,965,731	914,234	7,879,965
South America and Central	670,157	1,179,840	1,849,997
Africa	6,122	56,608	62,730
Cost of sales	(21,261,705)	(6,139,822)	(27,401,527)

Adjusted EBITDA	20,866,160	2,983,040	23,849,200
Adjustments to EBITDA (*)			1,065,887
Depreciation, depletion and amortization			(9,223,995)
Financial result			(28,802,145)
Net income (loss) before taxes			(13,111,053)

F-88

	12/31/2023
	Pulp	Paper	Total
Net sales	30,677,265	9,078,310	39,755,575
Domestic market (Brazil)	2,144,199	6,719,093	8,863,292
Foreign market	28,533,066	2,359,217	30,892,283
Asia	13,588,032	72,133	13,660,165
Europe	8,701,141	302,131	9,003,272
North America	5,682,010	476,429	6,158,439
South America and Central	558,601	1,437,181	1,995,782
Africa	3,282	71,343	74,625
Cost of sales	(19,694,674)	(5,382,001)	(25,076,675)

Adjusted EBITDA	15,194,660	3,078,310	18,272,970
Adjustments to EBITDA (*)			1,264,428
Depreciation, depletion and amortization			(7,321,110)
Financial result			5,780,928
Net income (loss) before taxes			17,997,216

	12/31/2022
	Pulp	Paper	Total
Net sales	41,384,322	8,446,624	49,830,946
Domestic market (Brazil)	2,665,746	5,858,892	8,524,638
Foreign market	38,718,576	2,587,732	41,306,308
Asia	18,294,046	4,059	18,298,105
Europe	12,768,321	325,503	13,093,824
North America	7,055,625	608,734	7,664,359
South America and Central	592,360	1,641,277	2,233,637
Africa	8,224	8,159	16,383
Cost of sales	(19,958,000)	(4,863,288)	(24,821,288)

Adjusted EBITDA	25,098,535	3,096,367	28,194,902
Adjustments to EBITDA (*)			1,435,769
Depreciation, depletion and amortization			(7,407,890)
Financial result			6,432,800
Net income (loss) before taxes			28,655,581

	12/31/2024	12/31/2023	12/31/2022
(*) Adjustments to EBITDA
Fair Value Update - Biological Asset	1,431,532	1,989,831	1,199,759
Income from disposal and write-off of property, plant and equipment and biological assets	(169,284)	(232,143)	19,436
Accruals for losses on ICMS credits	(130,726)	(348,628)	(58,003)
Others (1)	(65,635)	(144,632)	274,577
	1,065,887	1,264,428	1,435,769

(1) It includes items with specific, non-cash and exceptional adjustments, such as: i) COVID-19 - Expenses related to social actions to combat the virus, ii) write-off of wood inventory, iii) tax credits - exclusion of ICMS from the PIS and COFINS calculation basis, iv) donations for catastrophes and pandemics, v) equity equivalence, vi) extension of the PCHM grant, vii) extinction of the packaging business line, viii) fines and cancellation of contracts, ix) expenses with the acquisition of assets and business combinations, and x) effective loss of the development contract advance program.

28.3 Net sales by product

	12/31/2024	12/31/2023	12/31/2022
Products
Market pulp (1)	37,593,462	30,677,265	41,384,322
Printing and writing paper (2)	8,478,489	7,567,320	6,912,984
Paperboard	1,270,872	1,417,075	1,421,338
Other	60,459	93,915	112,302
	47,403,282	39,755,575	49,830,946
(1)Net sales of fluff pulp represent 0.7% of total net sales, and therefore were included in market pulp net sales. (0.8% as at December 31, 2023).
(2)Net sales of tissue represent 5.8% of total net sales, and therefore were included in printing and writing paper net sales. (5.1% as at December 31, 2023).

With regard to the foreign market revenues of the pulp operating segment, China and the USA are the main countries in terms of net revenue, 36.92% and 16.08%, respectively, for the year ended December 31, 2024 (China and the USA represented 41.36% and 15.32%, respectively, on December 31, 2023).
With regard to the foreign market revenues of the paper operating segment, Argentina and USA, are the main countries in terms of net revenue, 10.96% and 22.50%, respectively, for the year ended December 31, 2024 (Argentina and USA represented 23.68% and 19.49% respectively, on December 31, 2023).
There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2024 and December 31, 2023.
28.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	12/31/2024	12/31/2023
Pulp	7,897,051	7,897,051
Paper	290,191	290,191
	8,187,242	8,187,242

29 INCOME (EXPENSES) BY NATURE

	12/31/2024	12/31/2023	12/31/2022
Cost of sales
Personnel expenses	(1,741,347)	(1,450,428)	(1,467,896)
Costs of raw materials, materials and services	(11,468,545)	(10,981,883)	(11,463,862)
Logistics cost	(5,186,872)	(4,341,369)	(4,795,161)
Depreciation, depletion and amortization	(8,135,016)	(6,718,474)	(6,406,610)
Other (1)	(869,747)	(1,584,521)	(687,759)
	(27,401,527)	(25,076,675)	(24,821,288)
Selling expenses
Personnel expenses	(330,178)	(281,673)	(244,681)
Services	(247,585)	(173,494)	(146,184)
Logistics cost	(1,288,670)	(1,067,031)	(1,065,416)
Depreciation and amortization	(955,201)	(952,033)	(951,626)
Other (2)	(116,913)	(122,146)	(75,287)
	(2,938,547)	(2,596,377)	(2,483,194)
General and administrative expenses
Personnel expenses	(1,661,843)	(1,172,538)	(1,039,733)
Services	(503,086)	(406,001)	(378,986)
Depreciation and amortization	(143,600)	(118,771)	(101,764)
Other (3)	(311,315)	(225,918)	(189,284)
	(2,619,844)	(1,923,228)	(1,709,767)
Other operating (expenses) income, net
Rents and leases	2,188	3,971	2164
Results from sales of other products, net	77,817	79,046	58,880
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(163,033)	(331,285)	(509)
Result on fair value adjustment of biological assets	1,431,530	1,989,831	1,199,759
Depletion, amortization and other PPA realizations (4)	9,822	468,168	52,110
Tax credits - gains in tax lawsuits (exclusion of ICMS from the PIS/COFINS calculation basis)			(1,324)
Provision for judicial liabilities	(148,952)	(167,563)	(156,243)
Other operating income (expenses), net	52,201	34,204	(33,121)
	1,261,573	2,076,372	1,121,716
(i)Includes R$587,345 related to maintenance downtime, costing (R$650,592 as at December 31, 2023).
(ii)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(iii)Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.
(iv)Refers, substantially, to the write-off of contingent liabilities assumed in Fibria's PPA as disclosed in note 20.1.
30 INSURANCE COVERAGE
The Company has insurance coverage for operational risks, with a maximum coverage of US$1,000,000 corresponding to R$6,192,300. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$123,846 as of December 31, 2024.
The Company's Management considers these amounts adequate to cover any potential liabilities, risks and damage to its assets, and any loss of profits. The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses arising from forest fires.

The Company has a domestic transportation insurance policy with a maximum coverage of R$60,000 and international policy in the amount of US$75,000 corresponding to R$464,423, effective through November 2025, and renewable for an additional 18 months.
In addition, it has insurance coverage for civil responsibility of Directors and Executives (“D&O”).

