Form 20-F
period 2025-12-31
Suzano S.A.
filed 2026-03-24
CIK 909327

As filed with the Securities and Exchange Commission on March, 23, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2025
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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

	Trading Symbol	Name of each exchange on which registered:
Our common shares without par value*	SUZB3/SUZ	New York Stock Exchange*
American Depositary Shares, or ADSs,** each representing one of our common shares	SUZB3/SUZ	New York Stock Exchange
6.000% Notes due 2029, issued by Suzano Austria GmbH	SUZ/29	New York Stock Exchange
5.000% Notes due 2030, issued by Suzano Austria GmbH	SUZ/30	New York Stock Exchange
3.750% Notes due 2031, issued by Suzano Austria GmbH	SUZ/31	New York Stock Exchange
2.500% Notes due 2028, issued by Suzano Austria GmbH	SUZ/28	New York Stock Exchange
3.125% Notes due 2032, issued by Suzano Austria GmbH	SUZ/32	New York Stock Exchange
5.500 % Notes due 2036, issued by Suzano Netherlands B.V.	SUZ/36	New York Stock Exchange

*    Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those common shares.
** Evidenced by American Depositary Receipts, or ADRs.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of stock of Suzano S.A. as of December 31, 2025 was:

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
•the geopolitical instability and ongoing conflicts and wars, specially in the Middle East, their impact on the global economy, and the resulting market volatility;
•changes in global market conditions, impacting demand and pricing stability, including uncertainties related to global trade as a result of the imposition of import tariffs and economic sanctions;
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We have prepared our consolidated financial statements as of December 31, 2025 and 2024, and for each of the three years ended December 31, 2025 included herein (our audited consolidated financial statements), in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). The selected financial information should be read together with our audited consolidated financial statements, including the notes thereto.
Our functional currency and that of all our subsidiaries is the real, which is also the currency used for the preparation and presentation of our consolidated financial statements, except for Suzano Packaging (functional currency is Dollar) and investments in associates abroad related to Spinnova OY (functional currency is Euro) and Simplifyber (functional currency is Dollar). See note 3.2.3. of our audited consolidated financial statements, included in this Annual Report.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A.Financial Data
For a discussion of our financial and operating data as of and for the years ended December 31, 2025 and 2024, see “Item 5. Operating and Financial Review and Prospects.” For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F for the year ended December 31, 2024.
Operational Data

	As at and for the year ended December 31,
	2025	2024	2023
Number of employees	23,094	23,980	20,907
Nominal production capacity (millions of tons)
Pulp	13.44	13.44	10.90
Paper	1.96	1.95	1.53
Sales volumes (thousand metric tons)
Domestic market pulp	596,613	696,972	700,823
Export market pulp	11,893,627	10,167,658	9,514,617
Total market pulp	12,490,240	10,864,630	10,215,440
Sales volumes (thousand metric tons)
Domestic market paper	1,000,806	1,003,346	923,512
Export market paper	710,806	432,456	367,785
Total market paper	1,711,612	1,435,802	1,291,297
Total sales volumes market paper and pulp	14,201,852	12,300,432	11,506,737
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
A non-IFRS financial measure is any financial measure that is presented other than in accordance with all relevant IFRS Accounting Standards. We disclose our EBITDA and Adjusted EBITDA in this annual report, which are considered to be non-IFRS financial measures. EBITDA is calculated as Net income (loss) plus Net financial result, Income and social contribution taxes, and Depreciation, amortization and depletion. Our Adjusted EBITDA is defined as EBITDA as further adjusted to add or exclude the following items, as specifically indicated in the table further below:
(i) Exceptional adjustments that impacted the income statement but did not affect ongoing operations under normal course of business and/or no longer generate future economic benefits for us; and

(ii) Other non-cash adjustments or specific adjustments that by their nature and scope, do not reflect our operational performance for the specific period, in our management’s view. This includes (a) Fair Value Update - Biological Asset, (b) results from sale and disposal of property, plant and equipment and biological assets, (c) Accrual (reversal) of losses on ICMS credits, and (d) other items indicated in the table below.
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
See below for a reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA.

Adjusted EBITDA (R$ million)	2025	2024
EBITDA Reconciliation
Net income (loss)	13,437.7	(7,044.7)
(+/–) Net financial result	(9,762.2)	28,802.1
(+/–) Income and social contribution taxes	6,973.5	(6,066.3)
(+) Depreciation, amortization and depletion	11,297.3	9,224.0
EBITDA	21,946.3	24,915.1
Fair value adjustment of biological assets (1)	(1,516.5)	(1,431.5)
Results from associates and joint ventures - Biomas, Ensyn, F&E, Ibema, Spinnova and Woodspin (1)	409.2	13.8
Result from sale and disposal of property, plant and equipment and biological assets (2)	386.4	169.3
Provision for loss of ICMS credits, net (1)	193.2	130.7
Impairment of subsidiaries (3)	88.9	—
Expenses on Asset Acquisition and Business Combinations (4)	82.4	34.1
Write-off of stacked wood inventory (1)	78.2	11.9
Restructuring expenses (5)	59.7	1.2
Penalties for termination of contracts (6)	8.3	—
Write-off of the development contract advance program (1)	0.3	4.4
Donations for catastrophes and pandemics (7)	—	0.4
Tax credits - Exclusion of ICMS in the PIS and COFINS calculation base (8)	—	(0.3)
Adjusted EBITDA	21,736.3	23,849.2

(1)Non-cash adjustments.
(2)Specific adjustment for losses or gains on realization (write-off of sale, scrap, loss, decommissioning, dismantling or property, plant and equipment inventory adjustment) of fixed, intangible and biological assets whose economic benefits may no longer be obtained or that do not relate to our core business.
(3)Exceptional and non-cash adjustment. Impairment of assets of the subsidiary Suzano Finland Oy, due to the sale of the investment, classified as an exceptional transaction.
(4)Specific adjustments relating to administrative expenses related to asset acquisitions, business combinations and investments. In 2025, these expenditures are related to the structure of the JV regarding the business combination of Kimberly-Clark. In 2024, these expenditures were mostly from Lenzing and Pactiv, covering costs with consultancy, advisory services, and other expenses associated with the integration and structuring of the acquisitions.
(5)Specific adjustment for the termination of units. In 2025, the amount is related to the closure of Rio Verde unit and in 2024 it is related to the termination costs of a packaging subsidiary.
(6)Specific adjustment for penalties resulting from termination of a specific contract not relate to our core business.
(7)Exceptional adjustment. Disbursements made for carrying out social actions, primarily including donations of essential materials and administrative materials, intended for the victims of the disaster in the state of Rio Grande do Sul, which was an exceptional event in 2024.
(8)Specific adjustment for the total PIS and COFINS tax credits to be recovered recognized by us, following a decision by the Federal Supreme Court (STF) regarding the exclusion of ICMS (ICMS) of the PIS and COFINS calculation base. These amounts refer to tax credits for amounts paid in prior fiscal years.
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
Risks Relating to the Pulp and Paper Industry
Our products’ prices are greatly affected by international market prices, which vary depending on a number of factors that are beyond our control. Significant price decreases could adversely affect our results of operations and financial conditions and our ability to operate our plants in an economically viable manner.
Pulp markets are typically cyclical, and our pulp prices follow international market prices, which are determined by supply and demand, global pulp production capacity and global economic conditions. Such prices can also be affected by exchange rate fluctuations between the currencies of main producing and consuming countries, movement of inventories, diverging price expectations, business strategies adopted by other producers and availability of substitutes for our products, among others. All of these factors are beyond our control and may have a significant impact on the prices for pulp and, consequently, on our operational margins and profitability. Fluctuations in pulp price may lead us to adopt changes in our commercial strategy or production, which also may adversely affect our financial condition and results of operation.
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
We are highly dependent on our planted forest areas for the supply of wood, which is essential to our production processes, and any damage to our forest areas or impact on prices of land may adversely affect us.
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
We depend on third-party suppliers and service providers for a significant portion of our wood, other essential raw materials, inputs, energy and certain critical services.
Our wood resources are not sufficient to satisfy our production needs, and, accordingly, we seek additional wood supply from third parties through agreements to purchase standing forests or for purchases of wood delivered to our factories. Medium and long-term supply agreements with wood suppliers may vary between one to three forest cycles, each cycle lasting approximately seven years. Lease agreements or forest partnerships have an average term of 14 years. Wood price conditions are subject to cyclical and circumstantial variations of wood demand in the different regions where we operate. A material failure to obtain wood from third party suppliers or a material interruption in our current supply arrangements may result in a significant reduction in available wood for processing at our plants, which may adversely affect our production and, accordingly, our results of operations and financial condition.
In addition, we have few sources for certain raw materials, inputs, energy and services that are essential for the production of pulp and paper, including fuel oil, bleached chemothermomechanical pulp, peroxide, caustic soda, natural gas, fertilizers and third-party industry technology (maintenance). We enter into medium and long-term supply agreements with such suppliers or service providers. Some of these raw materials, inputs and energy like brent-linked products, caustic soda and natural gas make up a significant portion of our cash production cost. Any significant reduction in the supply or increase in prices, as may be the result of a prolonged war in the Middle East, on behalf of the relevant supplier or service provider, of any of these raw materials or services, as well as our inability to maintain the relationship or find suitable substitutes for these suppliers or service providers, could adversely affect our products’ mix, margin or availability and, consequently, our results of operations.

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
We are subject to environmental laws and regulations that may become more stringent over time. Changes in these requirements could increase our compliance and operating costs. In addition, failure to comply with applicable environmental laws and regulations may expose us to administrative, civil, or criminal penalties, which could adversely affect our business, results of operations, or financial condition.
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
Our operations are dependent upon the issuance of authorizations, licenses, concessions, grants and registrations from various federal, state and municipal authorities. The obtaining of licenses for certain activities, particularly those with potential environmental impacts, may require investments in conservation and/or restoration measures in order to mitigate or offset such impacts. We currently hold all requisite authorizations necessary for the operation of our factories and other activities, which generally have a fixed term of validity. In order to renew them, we are required to periodically report our compliance with the requirements and standards established by the competent governmental authorities.

The expansion of our operations and/or changes in applicable regulations may require us to apply for new authorizations, licenses, concessions, grants and registrations with government authorities, and there can be no assurance that such approvals will be obtained in a timely manner. The failure to obtain, or any delay in obtaining such approvals may delay the implementation of new activities, adversely affect project schedules, increase costs, and result in the imposition of fines and/or orders to pay financial compensation.
The failure to obtain or renew such authorizations in a timely manner, their possible cancellation, as well as any non-compliance with applicable environmental laws and regulations may materially and adversely affect our financial and operating results and our reputation. In addition, non-compliance with applicable environmental laws and regulations may result in the partial or total suspension of our operational activities, which could further adversely affect our financial position and reputation.
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
According to market statistics (PPPC), Chinese demand represented 41% of the global market pulp demand in 2025, 39% in 2024 and 42% in 2023, and this demand has increased at a compound annual growth rate of 6.9% since 2010, above the global average of 2.2%.
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
Some of our customers, investors, regulators and other key stakeholders are focused on environmental, social and corporate governance (ESG) matters. New regulations and standards have been approved in multiple jurisdictions and investors have been imposing specific requirements. Regulatory and industry standards and expectations from global forums and stakeholders relating to ESG matters, including with respect to internal controls, assumptions and estimates, are still evolving. As these standards and expectations evolve, our previously acceptable practices may become outdated. This results in increased expenses and increased management time and attention dedicated to ESG-related requirements. If our practices and policies fail to meet our key stakeholders’ expectations in respect of ESG matters, our revenue, ability access to capital and our reputation may be adversely impacted. We have publicly shared our ESG initiatives and goals, which makes us subject to enhanced scrutiny from our investors, regulators and the public in general. A number of risks and factors may prevent us from achieving these goals, including our ability to meet the key performance indicators required by our debt instruments with ESG targets. Our failure to make progress in these areas on a timely basis, or revisions of our initiatives and goals, could adversely affect our financial condition and operations.
Navigating varying expectations of policymakers and other stakeholders demand internal and external engagement from management and has inherent costs and uncertainties, and any failure to successfully do so may expose us to negative publicity, shareholder activism, and litigation or other engagement from stakeholders, exposing us to reputational harm with our existing and prospective customers, employees and third parties with which we do business and could adversely affect our employee retention, brand and reputation.
We may not be able to successfully implement our strategy relating to acquisitions, joint ventures or similar transactions or manage risks derived from these transactions.

As part of our business strategy, we have and may enter in the future into mergers, acquisitions and divestment from time to time. We may not be able to identify targets for our acquisition strategy or to successfully implement our divestment strategy, to successfully negotiate or close our merger and acquisition transactions, including by not receiving required regulatory approval in Brazil or abroad, or our newly acquired assets and facilities may not meet our financial, operational or performance expectations, which may adversely impact our business strategy and the trading price of our securities.
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
We are subject to the risks normally associated with significant amounts of debt, which could have important consequences to investors. Our indebtedness could, among other things: (i) require us to use a substantial portion of our cash flow from operations to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities; (ii) increase our vulnerability to a downturn in general economic and industry conditions, and may make us unable to carry out capital spending that is important to our growth; (iii) limit, along with restrictive covenants in our debt instruments, our ability to incur additional debt or equity financing or dispose of assets; and (iv) decrease our ability to deleverage and place us at a competitive disadvantage compared to our competitors that have less debt.
A significant or prolonged downturn in general business and economic conditions, or other significant adverse developments with respect to our results of operations or financial condition, may affect our ability to comply with these covenants and could require us to take action to reduce our debt or to act in a manner contrary to our current business objectives. Moreover, the restrictions associated with these covenants may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. Additionally, despite these restrictions, we may be able to incur substantial additional indebtedness in the future, which might subject us to additional restrictive covenants that could affect our financial and operational flexibility and otherwise increase the risks associated with our indebtedness as noted above. We may also need to refinance all or a portion of our debt on or before maturity, and we may not be able to do this on commercially reasonable terms or at all.
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
In June 2023, Brazil adopted rules for a transfer pricing (TP) model aligned with the OECD’s guidelines. This new TP system became mandatory for all taxpayers on January 1, 2024. As a result, the current transfer pricing practices between us and our Austrian entities has changed and may lead to a material impact on our financial condition and operational results. In Brazil, Constitutional Amendment (EC) No. 132 was enacted in 2023, establishing a tax reform on consumption. This reform adopts a Value Added Tax (VAT) model with dual competencies, consisting of a federal tax (Contribution on Goods and Services - “CBS”) and a subnational tax (Tax on Goods and Services - IBS), which will replace the existing PIS, COFINS, ICMS, and ISS taxes. Additionally, a Selective Tax (IS - “Imposto Seletivo”) has been introduced under federal jurisdiction, targeting the production, extraction, commercialization, or importation of goods and services detrimental to health and the environment, as defined by law. In January 2025 Supplementary Law No.214/2025 was enacted, creating the IBS, CBS and IS, and establishing the IBS Management Committee, in line with Constitutional Amendment No. 132. Several aspects of the tax reform, including new taxes rates, still shall be regulated through infraconstitutional legislation. A transition period is set from 2026 to 2032, during which both the old and new tax systems will coexist. The broad taxation and the estimated tax percentage may have an impact on our cash flow which may result in an increase in the tax burden. Given that the CBS and IBS will respectively replace the existing PIS/COFINS and ICMS/ISS, the tax benefits currently linked to PIS/COFINS will cease to apply as of 2027 and from 2029 onwards in relation to ICMS/ISS.
The Brazilian federal government continues to pursue a reduction in import tax which would increase competition and the role of international competitors, and has completed a legislative reform revoking the income tax exemption on the distribution of dividends. Starting January 1st, 2026, dividends and profits distributed to individuals residing in Brazil are subject to a 10% tax, applied exclusively to the portion exceeding R$50,000 per month, per distributing company. In addition, a 10% withholding tax will apply to dividends paid to beneficiaries abroad, regardless of the amount distributed. A tax credit will be available to foreign shareholders if the adjusted effective tax rate (ETR) of the distributing Brazilian legal entity exceeds the applicable nominal corporate income tax rate (generally 34%). Such tax credit may be claimed by foreign shareholders within 360 days from the end of the relevant fiscal year.
Further expanding the scope of the fiscal changes described above, in December 2025, Supplementary Law No. 224/2025 was enacted, establishing a mechanism for the linear reduction of tax incentives and benefits. The new rules took effect on January 1st, 2026, for benefits related to Corporate Income Tax (IRPJ), Social Security Contributions, and Withholding Income Tax (IRRF) on Interest on Equity (JCP), and will take effect on April 1st, 2026 for PIS, COFINS, IPI, and CSLL. We continue to monitor these developments and to mitigate any potential impacts arising from these changes.

Any other purported tax reform or change in fiscal policies, if proposed and implemented, may also significantly impact our business. If there is a tax reform or any changes in applicable laws and regulations that alter the applicable taxes or tax incentives/special regimes, either during or after their terms of validity, our business and results may be affected. Indeed, the Brazilian federal government has frequently implemented, and may continue to implement, changes in its fiscal policies, including, but not limited to, changes to tax rates, fees, sectorial charges and occasionally the collection of temporary contributions. Some of these measures may result in tax hikes that may negatively affect our business. Increases in taxes could also materially adversely impact industry profitability and the prices of our services, restrict our ability to do business in our existing and target markets and cause our financial results to be negatively impacted. If we are unable to pass on the additional costs associated with such fiscal policy changes to our clients through the prices we charge for our services, we may be adversely affected. Uncertainty over whether the acting Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities issued abroad by Brazilian companies. In October 2021, over 135 jurisdictions agreed on a plan to modernize the international tax system, introducing the Global Anti-Base Erosion Rules. These rules ensure that multinational enterprises with annual revenues of EUR 750 million or more pay a minimum 15% effective tax rate (ETR) in each jurisdiction where they operate. Several jurisdictions have already enacted the rules, including all EU member states (effective January 1, 2024), while others, such as Brazil, was implemented partially from January 1, 2025. However, some countries, such as the United States and China, have not taken any steps toward implementation.
Fluctuations in interest rates, as well as our inability to manage risks associated with the replacement of benchmark indices, could increase the cost of servicing our debt and negatively affect our overall financial performance.
Our financial results are affected by changes in interest rates, such as the Secured Overnight Financing Rate (SOFR), the Brazilian Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário, or CDI) and the Brazilian Long-Term Rate (Taxa de Longo Prazo - TLP). The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, as it is an instrument for Brazilian Central Bank to manage inflation and pursuit its policies targets. The CDI rate was 14.90% p.a. as of December 31, 2025, while it was 12.15% p.a. and 11.65% p.a. as of December 31, 2024 and 2023, respectively. The TLP rate was 7.82% p.a., 6.66% p.a. and 5.56% p.a. as of December 31, 2025, 2024 and 2023, respectively.
A significant increase in interest rates may impact our ability to secure financing in acceptable terms and an increase in interest rates, particularly TLP, CDI, the SOFR, or the inflation rate index for consumer goods (IPCA), could have a material adverse effect on our financial expenses since a significant part of our debt (BNDES loans, local debentures and Export Prepayment Facilities) is linked to those rates. On the other hand, a significant reduction in the CDI rate or in the SOFR rate could adversely impact our financial revenues derived from investment activities, since a material portion of our cash is invested in either Brazilian money market instruments that are linked to the CDI rate, or in offshore interest accounts and investments correlated to the SOFR rate.
A failure of our information technology systems or automated machinery may interrupt our business and negatively impact our operations. We are exposed to external actions such as cyber-attacks, improper access of confidential information and disruption of our systems.
Our operations are heavily reliant on information technology systems to efficiently manage business processes. Therefore, disruptions to these systems may impact or even paralyze our business and negatively impact our operations. We are in the process of updating our ERP system which may expose us to occasional disruptions or delays that could adversely impact our operations or internal controls.

We have been in the past and may be in the future subject to cybersecurity incidents. The sophistication of external threats to our systems continue to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence, robotics, smart devices and remote working solutions. Additionally, we collect and store data, including proprietary business information, and may have access to confidential or personal information in certain activities of our businesses that is subject to privacy and security laws, regulations, and customer-imposed controls. Moreover, any failure of our systems or those of our third-party suppliers related to confidential information, caused by external cyber-attacks or internal actions, including negligence and misconduct of our employees, can negatively impact our reputation among competitors and external stakeholders (government, regulators, suppliers, and others).
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
In addition, credit rating is sensitive to any change in Brazilian sovereign credit ratings. The credit ratings of the Brazilian sovereign were downgraded in 2016 and 2018 and, despite upgrades in 2023 and 2024, are no longer considered investment grade according to the methodologies of the major global rating agencies. Any further decrease in Brazilian sovereign credit ratings may have additional adverse consequences on our ability to obtain financing or our cost of financing and, consequently, on our results of operations and financial condition.
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

Social crisis in the relationship with communities and local organized social movements, as well as expropriation of any of our properties by the government, may affect the regular use, cause damage, or deprive us from the use of or the fair value compensation of our properties.
Organized social movements in Brazil advocate for agrarian reform and the redistribution of property, often engaging in irregular occupations in rural areas. In addition, taking advantage of the cover provided by organized social movements, other local groups also illegally occupy rural properties organizing its movement through fraud or other criminal actions. Such occupations when in our operations areas may interrupt our local forestry or industrial activities and, consequently, negatively affect our productive and operational results.
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
In Brazil, with limited exceptions provided by law, only the Union, States and Municipalities have the authority to directly engage in the expropriation of land. From a legal perspective, the expropriation of rural areas arises from a failure to fulfill the social function of the property, which is a fundamental principle of property rights in Brazil. If a property owned by us is expropriated, our equity may be negatively impacted, as there is no guarantee that the compensation provided by the government will be sufficient to cover our losses. A significant risk associated with this scenario is that the financial compensation offered by the governments may prove to be inadequate, or we may be compelled to accept compensation in the form of public debt securities, which have limited liquidity.
The deterioration in labor relations with employees could adversely affect us.
We depend on intensive use of labor in our activities and our operational results depends to a significant extent on the quality of our labor and our relationship with employees.
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
In general, we could experience increases in our recruitment and training costs and decreases in our operating efficiency, productivity and profit margins if we are unable to attract, hire and retain a sufficient number of skilled employees to support our operations.
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
We conduct a substantial part of our operations in Brazil, and we sell part of our products to customers in the Brazilian market. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations or financial condition.
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
Additionally, we may be adversely affected by depreciation of the real against the U.S. dollar, since a significant portion of our debt is expressed in U.S. dollars. Depreciation or appreciation of the real against the U.S. dollar may increase or decrease, as applicable, our financial expenses arising from these debt and other obligations in U.S. dollars, as well as adversely affect our ability to comply with certain covenants under financing agreements. On the other hand, a significant appreciation of the real against the U.S. dollar or an appreciation during an extended period of time may significantly affect our cost structure and negatively affect our competitiveness in export markets.
As a result of inflationary pressures in past years, the Brazilian real had periodically devalued in relation to the U.S. dollar and other foreign currencies. During 2025, however, global geopolitical instability, new trade tariff policies in several countries, and the increase of interest rates in Brazil, which contributed to a higher carry level, resulted in an appreciation of the Brazilian real in relation to the U.S. dollar. The Brazilian federal government has in the past implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. There can be no assurance that the real will not depreciate or be devalued again against the U.S. dollar or against any other foreign currency.
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
In addition, although our public float represented 49.6% (excluding Treasury Shares) of our total capital float as of December 31, 2025, only 4.9% were represented by ADSs. Our controlling shareholders (including related parties and management) hold 50.4% of our stock. Any potential sale by these shareholders could adversely affect the market price of our securities.
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
The ADSs benefit from foreign capital registration, which permits our depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. The conversion of ADSs directly into ownership of the underlying shares is governed by Joint Resolution between the Brazilian Central Bank of Brazil and the CVM No. 13/2024, and foreign investors who intend to proceed with such conversion are required to appoint a representative in Brazil who will be in charge of keeping and updating the foreign investors registrations with the Brazilian Securities and Exchange Commission, pursuant to the procedure provided for CVM Resolution No. 13, of November 2020, which entitles registered foreign investors to buy and sell directly on B3. These arrangements may require additional expenses from the foreign investor. Moreover, if representatives fail to obtain or update the relevant registration, investors may incur additional expenses or be subject to operational delays, which could affect their ability to receive dividends or distributions relating to the shares or the return of their capital promptly.

Holders of ADSs may be subject to less favorable tax treatment
If holders of ADSs do not qualify as eligible non-resident investors under Joint Resolution No. 13/2024 they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the foreign investment registration of our depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.Holders of our shares will be subject to, and holders of the ADSs could be subject to, Brazilian income tax on capital gains from sales of shares or ADSs. Federal Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. Our shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of our shares, even by non-residents, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of the ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Federal Law No. 10,833/03 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Federal Law No. 10,833/03 and the absence of judicial court rulings in respect thereof.

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
As a foreign private issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or short swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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
In 2022, we, along with Itaú Unibanco, Marfrig, Rabobank, Santander and Vale announced the creation of "Biomas", a new company focused entirely on the restoration, conservation and preservation of forests in Brazil. Our mission is to restore and protect, over the next 20 years, four million hectares of native forest in some of Brazil's most valuable ecosystems, including the Amazon, Atlantic Forest and Cerrado biomes.

In 2023, we completed the purchase of Kimberly-Clark's Tissue business in Brazil and became the Brazilian market leader in the toilet paper segment with 24% of the toilet paper market in terms of transaction value. The acquisition involved a factory located in Mogi das Cruzes (SP), which contractually provides for an installed capacity of approximately 130 thousand tons per year for manufacturing, marketing, distribution and/or sale of tissue products in the country, including ownership of the brand.” NEVE”, bringing to us a complementarity of brands, product categories and geography.
In 2024, we celebrated our first centenary and advanced our strategic growth and sustainability agenda. In July 2024, we concluded the construction of our new pulp production mill located in Ribas do Rio Pardo, State of Mato Grosso do Sul (Cerrado Project), with a nominal annual production capacity of 2.55 million tons of eucalyptus pulp. In August 2024, we acquired a 15% minority stake in Lenzing Aktiengesellschaft and entered into a shareholders’ agreement providing for board representation and the right to acquire an additional 15% stake through a mandatory public takeover offer process, subject to the Austrian Takeover Act. In October 2024, we acquired integrated coated and uncoated paperboard manufacturing assets used for the production of Liquid Packaging Board and Cupstock located in Pine Bluff, Arkansas, and Waynesville, North Carolina, United States, previously owned by Pactiv Evergreen Inc.
In June 2025, we entered into an agreement with Kimberly-Clark Corporation (“K-C”) for the acquisition of a 51% equity interest in a new company incorporated in the Netherlands (the “NewCo”), which will hold the business related to Consumer Goods. For additional details, please see: “Item 4. Information on the Company - B. Business Overview - Our Company”.
In August 2025, we entered into a standing wood swap transaction with Eldorado involving the transfer of mature and immature biological assets, with a total payment by Suzano of R$1.317 billion, of which R$878 million were paid in 2025 and R$439 million will be made in 2026. In November 2025, we inaugurated a tissue production facility in Aracruz, in the State of Espírito Santo, with annual installed capacity of approximately 60 thousand tonnes. In December 2025, we initiated operations of a new fluff pulp production line in Limeira, State of São Paulo, following the conversion of an existing production line into a flexible machine capable of producing our proprietary eucalyptus Fluff pulp, Eucafluff and paper grade.
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

There are two types of wood pulp: hardwood pulp and softwood pulp. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch, acacia, maple, oaks, beech trees and poplars, which have shorter fibers. Short fiber is generally best suited for the manufacture of products that require smoothness, brightness, uniformity and absorption properties, such as coated and uncoated printing and writing paper, tissue paper, specialty papers as image paper and décor laminate paper as well as packaging paperboard. Softwood pulp is produced using softwood trees (e.g. pine, spruce and fir) and is generally best suited for the manufacture of products that require greater durability and strength, such as kraftliner, newsprint, catalogues, boards, lightweight coated paper and tissue. However, paper producers may also substitute fibers used in the paper manufacturing process according to market availability by applying further processing, as refining mechanical treatment. The substitution depends on the raw materials and equipment available and the specifications of the final product. Pulp can be produced by integrated paper producers or by market pulp producers who sell the pulp to non-integrated or semi-integrated paper producers. In 2024, approximately 40% of global pulp virgin fiber consumption was “market pulp” (Hawkins Wright – The Outlook for Market Pulp (August 2025)); that is, pulp sold by pulp mills and bought by paper mills. We produce pulp for our own paper production (integrated pulp) and to sell to other papermakers (market pulp). We produce only hardwood pulp from our renewable forests of planted eucalyptus trees. Eucalyptus pulp is widely accepted among producers of printing and writing paper, specialty papers and tissue papers worldwide because of its properties and cash production cost, and it has represented an increasing percentage of the world production of hardwood pulp. Eucalyptus trees in Brazil have a shorter growth cycle than other hardwood trees (approximately seven years in Brazil) and higher yield per planted hectare.
Brazil’s competitive advantage is driven by the fact that Brazil has the fastest tree growth rates in the world and the highest productivity rate. Thus, we believe that we are among Brazilian pulp producers that have the lowest production cost in the global market.
The key drivers of global virgin pulp demand growth are packaging, tissue and special paper. According to Hawkins Wright these grades presented an average annual growth rate (AAGR) from 2014 to 2024 of 1.5%, 2.8% and 1.1%, respectively.
Paper consumption in China has been the main driver of demand growth over the past years. According to PPPC, global demand for pulp (including softwood pulp and hardwood pulp) and for tissue is expected to continue increasing in the following years.

Source: Pulp and Paper Products Council – PPPC S&D (December 2025).

Source: Pulp and Paper Products Council – PPPC S&D (December 2025).

Source: Pulp and Paper Products Council – PPPC (December 2025).
According to Hawkins Wright, in 2025, we were among the top ten market pulp producers in terms of capacity, with a combined 16% market share of chemical market pulp capacity.

Source: Hawkins Wright, December 2025.

Source: Pulp and Paper Products Council – PPPC S&D (November 2025).
Our Company
With 100 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, we were the largest producer of eucalypt pulp in the world and virgin market pulp in the world in 2025. As other Brazilian eucalyptus pulp producers, we have one of the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.
We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 43% of the printing and writing paper and 25% of the paperboard produced in Brazil in 2025.
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
We own one of the largest distribution structures for paper and graphic products in South America and have subsidiaries in the United States, China, Austria, Ecuador and Argentina.
Our eucalyptus pulp production satisfies almost 100% of our requirements for paper production, and we sell the remaining production as market pulp. As of December 31, 2025 our total eucalyptus pulp installed capacity was 14.5 million tons per year. The scale of our production capacity, the proximity of our planted forests to our mills and the integration of our pulp and paper production process allow us to benefit from substantial economies of scale and low production costs.
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
In June 2025, we entered into an agreement with K-C for the acquisition of a 51% equity interest in the NewCo, which will hold the business related to the manufacturing, marketing, distribution, and/or sale of tissue products, such as toilet paper, paper towels, napkins, facial tissues, and other paper-based products (including the “family care” and “professional business” lines) in South America, Central America, Ireland, the United Kingdom, Europe, Africa, the Middle East, Asia, including Southeast Asia and Oceania (“Included Regions”). K-C will own the other 49% equity interest of the NewCo and retain its “family care” and “professional business” assets in North America and certain joint ventures held by K-C with third parties in other locations that are outside the scope of the transaction. We expect that the closing of the transaction will occur in mid-2026, subject to the satisfaction of closing conditions, including regulatory approvals and the completion of K-C’s reorganization of the business in the Included Regions. The transfer date of certain assets may vary depending on specific requirements and conditions applicable to each jurisdiction.
The main assets included in the transaction comprise 22 tissue manufacturing facilities located across 14 countries, with a total annual production capacity of approximately 1.0 million tons and commercial operations in more than 70 countries. As part of the transaction, the regional brands currently used by K-C in the Included Regions will be transferred to the Joint Venture and certain global brands currently used by K-C will be licensed to the Joint Venture for use in the Included Regions on a royalty-free, long-term basis. The transaction also includes a call option for us to acquire K-C’s 49% interest in the Joint Venture, exercisable from and after the third anniversary of the closing date, subject to the satisfaction of certain conditions. In certain circumstances, as an exception, we may exercise the call option earlier than the third anniversary.
Pulp and Paper
We manufacture a diverse range of eucalyptus pulp and paper products, including pulp utilized in our paper production processes and market pulp. Our sales encompass both domestic market and international. Our product portfolio includes coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp, and fluff pulp. Specifically within the printing and writing paper category, we offer various sizes and shapes, including cut paper for general purposes (cut-size), folio size, and reels. Our sales are not concentrated in any specific customer, in either the Brazilian or the export markets. As of December 31, 2025, one of our customers was responsible for 11.1% of the net sales of pulp segment and one customer responsible for 12.5% of net sales of the paper operating segment. No customer was responsible for more than 10.0% of the net sales of pulp and paper segment on December 31, 2024.
Pulp and Paper Production Process
Our production process usually comprises the three main stages: (i) planting and harvesting forests; (ii) pulp manufacturing; and (iii) paper manufacturing. Consistent with our strategy of conducting our business in accordance with the highest environmental standards, we use plantation and harvesting techniques that are environmentally friendly and sustainable, such as minimum-impact cultivation and soil preparation techniques that avoid erosion, maintain soil fertility along generations and promote high levels of efficiency and productivity.

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
The management of our forests is the base that sustains our business, based on the planting and management of renewable forests, targeting of a competitive supply of wood through long-term planning and development and application of genetic improvements. As of December 31, 2025, we owned or leased approximately 3.2 million hectares of land, of which approximately 1.7 million hectares were used for eucalyptus cultivation and 1.2 million for forestry reserves, ensuring compliance with Brazilian law that determines the percentage of area required for legal and permanent preservation reserves, located mainly along the rivers. Remaining 0.2 million hectares are related to other uses such as roads. Our production units are in compliance with or exceed environmental standards – both Brazilian and international – for the production of pulp and paper.
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
Pulp Manufacturing
The pulp manufacturing process takes place in two stages:
The “Kraft” Cooking Process. The logs received in our pulp mills are first de-barked, if not already de-barked in the field, and chipped in small pieces. The wood chips are screened by size and then transferred with conveyors to the impregnation stage followed by a pressurization and feeding system to the digester where they are “cooked” with sodium sulfide and caustic soda. This “kraft” cooking process is known for minimizing damage to the pulp fibers and allows the recovery of chemicals, thereby preserving high uniformity and strength of the fibers for subsequent paper production or other uses. During the cooking process, the cellulose fibers are separated from lignin and other extractive to produce unbleached pulp fibers. The unbleached pulp is then screened, washed and submitted to a pre-bleaching stage where oxygen delignification takes place. The combination of Kraft cooking and pre-bleaching removes approximately 95% of the lignin. At this stage, the pulp can already be used for specific paperboard applications, such as in one of the paper machines at the Suzano mill. As part of our broader product portfolio, unbleached pulp grades are supplied for a variety of applications, including specialty packaging papers and paperboard. The lignin and other by-products of the Kraft process form a substance known as “black liquor”, which is separated and pumped to evaporators to increase its solids concentration. Thereafter, the concentrated black liquor is burned in recovery boilers, where it serves as the primary fuel for generating steam and electricity to power the entire production process. Also, approximately 99.0% of the chemicals used in the kraft cooking process are recovered and reused within a closed-loop chemical recovery system, with only minimal makeup chemicals needed to compensate for losses.

Bleaching. To produce bleached pulp, the unbleached pulp is submitted to a chemical bleaching process. The bleaching process promotes further selective delignification and increases brightness of the fibers. This process consists of a series of medium-consistency bleaching stages in towers. In each bleaching tower a different mixture of bleaching agents is applied and after each stage, the pulp is washed. Three to five bleaching stages are required to obtain a fully bleached pulp. Our modern and low environmental impact bleaching processes are either elemental chlorine free (ECF) or total chlorine free (TCF). The bleaching process is designed to be harmless and may incorporate chlorine dioxide, sulfuric acid, caustic soda and hydrogen peroxide, without the use of elemental chlorine. At the end of the bleaching stages, the diluted bleached pulp, in its fluid state, is pumped to storage towers. Thereafter, the bleached pulp may be transferred directly to integrated operations in our own paper production or tissue paper facilities. We produce paper in the Mucuri, Suzano and Limeira mills and also supply slushed pulp to integrated paper producing customers in Jacareí (Ahlstrom) and Três Lagoas (Sylvamo Corporation). Our tissue paper production takes place in Aracruz, Mucuri, Imperatriz, Belém and Mogi das Cruzes mills. The majority of bleached pulp is, however, sold as raw material after being dried in high-capacity drying machines and converted into bales. In the Suzano and Limeira mills, we are also producing dried pulp in jumbo rolls for fluff applications.
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

Pulp and Paper Production Schedule
Our integrated pulp and paper mills operate three shifts, 24 hours a day, every day of the year, with the exception of scheduled maintenance periods. The dates of these maintenance periods are flexible, considering the recovery boiler schedule, and may be moved as a result of factors such as production, market conditions and supply of materials. We keep an inventory of certain spare parts that we consider critical to the production process or that are difficult to replace. We have also developed a close relationship with our suppliers to ensure access to spare parts.
Pulp Sales
Pulp Sales
The following table sets forth our Brazilian domestic and export sales of pulp for the periods indicated.

	For the year ended December 31,
	2025	2024	2023
	(in tons)
Suzano’s pulp sales volume
Brazilian	596,613	696,972	700,823
International	11,893,627	10,167,658	9,514,617
Total	12,490,240	10,864,630	10,215,440
Pulp Net Sales
The table below sets forth our pulp net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2025		2024		2023
	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Pulp net sales by geographic region
Domestic market (Brazil)	1,787.0	4.7	2,295.3	6.1	2,144.0	7.0
Foreign market	36,029.2	95.3	35,298.2	93.9	28,533.0	93.0
Asia	17,987.9	47.6	15,760.8	41.9	13,588.0	44.3
Europe	10,532.9	27.9	11,895.4	31.6	8,701.0	28.4
North America	6,901.2	18.2	6,965.7	18.5	5,682.0	18.5
Others	607.2	1.6	676.3	1.8	562.0	1.8
Total	37,816.1	100.0	37,593.5	100.0	30,677.0	100.0
Pulp Customers
In 2025, most of our sales were made under contracts to customers with whom we have a long-term relationship in the Brazilian and export markets. Most of our customers are tissue, printing and writing and specialty paper producers that value the high-quality pulp produced and the reliability of supply provided by us. The majority of deliveries to final customers during last year were made from our overseas terminals in the United States, Europe, – and direct shipments to Asia.

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
Paper Sales
We sell our paper products in Brazil and abroad. The markets we seek to serve are large and very competitive. Although price is very important in these markets, we believe that customers that have high-quality standards prefer our products due to the value and quality our paper imparts to their final products, as well as our service level. This preference is shared among customers of all segments, from producers of notebooks and non-promotional materials, to more sophisticated customers, such as producers of promotional materials, high-quality packaging and art books.
The table below sets forth our paper net sales by geographic region for the periods indicated.

	For the year ended December 31,
	2025		2024		2023
	R$ (million)	Total (%)	R$ (million)	Total (%)	R$ (million)	Total (%)
Paper net sales by geographic region
Domestic market (Brazil)	7,462.8	60.7	7,278.6	74.2	6,719.0	74.0
Foreign market	4,836.7	39.3	2,531.2	25.8	2,358.0	26.0
Central and South America(1)	1,069.1	8.7	1.179,8	12.0	1,437.0	15.8
North America	3,321.1	27.0	914.2	9.3	476.0	5.2
Europe	344.8	2.8	355.8	3.6	302.0	3.3
Others	101.7	0.8	81.4	0.8	143.0	1.6
Total	12,299.5	100.0	9,809.8	100.0	9,077.0	100.0

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
In terms of energy efficiency, the chemical recovery process plays a crucial role in pulp and paper production. This process is consistently emphasized in our actions, and we have developed several projects focused on energy efficiency at our industrial plants. We have set a long-term goal to increase our renewable energy exports to the national grid by 50% by 2030 (baseline 2018). In 2025, we exported approximately 2,054 GWh of energy.
In 2025, our energy matrix consisted of 89% renewable sources. Non-renewable sources represented 11%, with natural gas being the most significant source, primarily used in the lime kiln process, as well as diesel oil used in forestry, logistics, and transportation.
Chemicals
A variety of chemicals, including sodium sulfate, sodium hydroxide (caustic soda), sodium chlorate, chloride, hydrogen peroxide and oxygen, are utilized in the paper production process, mainly in the pulp production phase. In the production of coated paper, we use various additives, primarily kaolin, calcium carbonate, latex, starch, bleaches and binders. The chemicals used in the pulp production process are recovered and recycled within our pulp mills.
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
Transportation
The cost of transportation of pulp and paper products to the consumer market is an important component of our competitiveness. In the years ended December 31, 2025, 2024 and 2023, logistics costs accounted for 20.7% 21.5% and 19.5% of our cost of goods sold and selling expenses, respectively.
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
Port Operations
The pulp produced for export is shipped in two ways: as break bulk cargo on dedicated ships and as containerized cargo through partial service via long-term maritime charter contracts or spot contracts to our terminals abroad, and then delivered to customers. We conduct operations in the port of Itaqui, (state of Maranhão), port of Santos (state of São Paulo) and port of Barra do Riacho (namely Portocel - state of Espírito Santo).

Port of Itaqui
The port of Itaqui is located on the coast of the state of Maranhão. From this port, we exported in 2024 pulp produced at the Imperatriz mill, which is located approximately 600 kilometers away from the port of Itaqui, where we have a warehouse of 73,000 tons, and a berth of vessels up to 225m of Length of Overall (LOA), 76,500 ton of DWT (Deadweight Tonnage) and 15m of draft. The berth is managed by EMAP and we have preferential berthing rights.
Port of Santos
The port of Santos is located on the coast of the state of São Paulo. From this port, we export pulp produced at the Jacareí/SP, Limeira/SP, Três Lagoas/MS and Ribas do Rio Pardo/MS units, which are located approximately 150, 250, 750 and 850 kilometers away from the port of Santos, respectively. Through a concession, we operate Terminal 32 (T32) of the port of Santos, with a static capacity of 70,000 tons. In addition, we operate at Vertere (DP World Santos), a private terminal with a static capacity of 160,000 tons.
Paper produced by us for export is mainly shipped out of the port of Santos, which is located approximately 80 kilometers from the Suzano unit and about 250 kilometers from the Limeira unit, where most of the paper production designated to export markets comes from. We also operate with containers at the port of Santos, mainly used in the paper and fluff business.
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
Marketing and Distribution
We have our own sales teams for our pulp and paper business units, which sell our products in both the Brazilian and international markets, to final consumer or distribution intermediaries. We sell our products in both the Brazilian and export markets. In the years ended December 31, 2025, 2024 and 2023, 81.5%, 79.8% and 77.7%, respectively, of our net sales from market pulp and paper products was attributable to sales made outside of Brazil. Domestically in Brazil, we have a sales staff consisting of employees operating in various regions of Brazil.
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

Paper
In 2025, 60.7% of our paper net sales were made to the Brazilian market. In order to better serve this market, we divided it based on customer profiles, which are classified into the following groups: Large Accounts, Dispersed and Widely Dispersed. As the needs of these groups differ, we have structured our commercial, marketing, and strategic actions according to each group, operating as follows:
Large Accounts:
The Large Accounts consists of our biggest clients, which primarily operate the packaging, publishing, and notebook markets. The packaging market is the main destination for paperboard sales. As the name suggests, this group is responsible for the production of packaging for the pharmaceutical, cosmetics, tobacco, toys, apparel and footwear, food and beverage, hygiene and cleaning, and food service industries. The publishing market is characterized by the production of books, magazines, and newspapers. This group consumes uncoated and coated printing and writing papers, as well as paperboard. The notebook market is responsible for the production of notebooks, planners, forms, invoices, and envelopes, and consumes uncoated and coated papers and paperboard for the domestic and export markets.
Dispersed:
The Dispersed consists of clients with smaller purchase volumes, which primarily operate in the stationery, retail, printing, and publishing markets. The office market includes the copy, public bids, and corporate sub‑group. Most of the sales are uncoated cut‑size papers, predominantly in the A4 format. The retail market is similar to the Office sub‑group, but comprises only uncoated cut‑size papers, predominantly in the A4 format, with a focus on stationery stores, self‑service outlets, and convenience channels. The printing market comprises primarily coated papers, uncoated papers, and paperboards, which are used, among other applications, for the production of promotional inserts, catalogs, displays, magazines, books, and posters. The publishing market comprises primarily coated papers, uncoated papers, and paperboard for book production.
Widely Dispersed:
The Widely Dispersed consists of our smallest clients, which primarily operate in the stationery, retail, printing, and publishing markets.
To serve the three profiles listed above, we use various distribution channels: we directly sell large paper volumes to publishers and converters and sell small paper volumes both indirectly through publishing distributors and directly through our sales team spread across Brazil. In the copy paper segment, we sell indirectly through paper distributors and directly through our call center, e-commerce, or commercial team for customers with large volumes.
We own distributors for our paper and graphic products, one in Brazil, one in Argentina, Stenfar S.A.I.C. Importadora y Exportadora and (Stenfar), and one in Ecuador, Suzano Ecuador. For Brazilian distribution, we rely on four regional distribution centers: one in São Paulo, one in Serra (Espírito Santo) and one in São José dos Pinhais (Paraná), as well as our local distribution centers, in the cities of Campinas (state of São Paulo), Belém (state of Pará), Brasília (federal district), Campo Grande (state of Mato Grosso do Sul), Cuiabá (State of Mato Grosso), Londrina (state of Paraná), Fortaleza (State of Ceará), Goiânia (State of Goiás), Manaus (State of Amazonas), Porto Alegre (State of Rio Grande do Sul), Recife (state of Pernambuco), Rio de Janeiro (state of Rio de Janeiro), Salvador (state of Bahia), Uberlândia (state of Minas Gerais), Belo Horizonte (state of Minas Gerais), and in Chapecó (State of Santa Catarina).
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
Competition
The pulp industry is highly competitive. The top 20 producers currently supply approximately 77% of the global virgin market pulp capacity according to Hawkins Wright (December 2025). We face substantial competition from numerous producers of paper and hardwood market pulp, including major Brazilian producers, such as Bracell, Eldorado, CMPC and Celulose Nipo Brasileira S.A. (Cenibra). Many factors influence competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals, logistics and labor, and exchange rate fluctuations. Latin American pulp producers have structural cost advantages over other global competitors, mainly in North America and Europe, due to their shorter harvest periods and higher land productivity, which is only partially offset by geographical distance from the end markets. Many of our Latin America competitors enjoy cost advantages similar to ours, including low production costs, and have access to similar sources of funding to finance their expansion projects.
The international pulp and paper markets are highly competitive and involve a large number of producers worldwide. As a vertically integrated pulp and paper producer, we compete not only with other vertically integrated pulp and paper producers, but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do and enjoy lower financing costs. However, as the largest producer of eucalyptus pulp and virgin market pulp in the world in 2025, according to Hawkins Wright, we maintain our competitive advantage by keeping production costs low, maintaining long-term contracts with our customers and vertically integrating our operations.
Sustainability Strategy
We guide our sustainability strategy based on Material Topics identified through a comprehensive study that combines the perspectives of various stakeholders — those with interests in the sectors in which we operate — with key topics for our business.
In our most recent materiality assessment, conducted in 2023, we identified 11 Material Topics: Water and Effluents; Biodiversity; Emissions and Climate Change; Waste and Hazardous Materials; Human Rights; Diversity, Equity and Inclusion; Human Capital; Relationship with Communities; Product Design and Life Cycle Management; Supplier Management; and Certification.
In determining materiality, we follow internationally recognized guidelines, such as the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB). Furthermore, all of our Material Topics are in line with the United Nations (UN) Sustainable Development Goals (SDGs).

In 2020, we established 15 long‑term sustainability goals, known as the Commitments to Renewing Life, developed through a collaborative process involving internal teams and stakeholder dialogue. Several of these were 2025 goals, so we conducted a new cycle of corporate strategy review, creating an opportunity to reassess and strengthen the integration between our sustainability agenda and strategic drivers. As part of this process, in 2026 we changed our approach to long‑term goals by incorporating our past experience, results and stakeholder expectations, and consolidated the remaining goals into seven long‑term goals, organized under the Climate, Nature, and Social pillars and centered on areas with the greatest potential for meaningful impact: water, biodiversity, climate and communities.
Our non-financial information is reported annually and is limited assured by an independent third party. The Sustainability Report and Sustainability Center were published prior to the 2026 Shareholder Meeting, considering major sustainability reporting frameworks, such as Global Reporting Initiative (GRI), the principles of International Integrated Reporting Council (IIRC), Resolution 59 of the CVM, and the SDGs. Our Sustainability Report includes metrics from the Sustainability Accounting Standards Board (SASB) for the Pulp & Paper Products, Forest Management, and Containers & Packaging sectors, it considers the International Financial Reporting Standards guidelines for Climate-Related Disclosures (IFRS S2), by the International Sustainability Standards Board (ISSB), which incorporated the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). Our Sustainability Report, is not incorporated by reference in this annual report on Form 20-F.
Focusing on priority ESG ratings, in 2025, we achieved the following results: MSCI rating "BB"; platinum medal on EcoVadis, continuing as one of the best rated companies in the world; scored "A List" in CDP forest, "A-" in CDP Water and "B" in CDP Climate Change; and rating for “Low Risk” on Sustainalytics.
We have secured funding through sustainability linked financing, including Green Bonds (securities linked to the use of proceeds for projects with environmental additionality), Sustainability Linked Bonds (“SLBs”), and Sustainability Linked Loans (“SLLs”) (bonds and loans linked to sustainability performance targets). As the first company in the Americas and the second globally to issue an SLB, in 2020, Suzano has remained focused on the sustainable finance agenda. In 2026, we will continue to focus on new opportunities and innovation, in line with our public sustainability commitments. As of the end of 2025, 38% of our debt was composed of sustainable financial instruments.
In 2025, we carried out three sustainability-linked loan transactions totaling US$2.0 billion. The debt was raised based on the biodiversity target of “Connecting 500,000 hectares of priority areas for conservation by 2030,” a commitment that guides the development of ecological corridors across the Cerrado, Atlantic Forest, and Amazon biomes, strengthening landscape connectivity, reducing habitat fragmentation, and contributing to biodiversity restoration and protection. In addition, we secured two facilities with BNDES through the Climate Fund, totaling R$360 million, to enable the restoration of 24,000 hectares of degraded land in six Brazilian states and to finance an important project in our decarbonization pathway.
We also maintain our policy of incorporating sustainability criteria into our investment analysis, considering our set of our seven long term sustainability goals along with the financial parameters, as well as the internal carbon price and the shadow carbon price.
Environmental Matters
General
We are committed to produce our products with efficiency and with the lowest impact on natural resources and the environment. Our continuing goal is to increase our positive impacts, while avoiding and mitigating adverse impacts on the environment by controlling our emissions, preserving biodiversity and by fully complying with Brazilian environmental regulation, legislation and recognized international standards.
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
Water
We have a goal of reducing specific water withdrawal in our industrial units by 15% by 2030, linked to SDG 6. Considering the expected curve until 2030, we defined each mill’s internal annual and monthly targets and monitor monthly each mill’s internal targets, mapped out best practices, replaced equipment to enhance water efficiency and used recovered water in machines. This matter is embedded in our governance framework through performance targets tied to the variable compensation of Industrial Officers and other lower positions. In 2025, we already achieved 100% of the target set out for 2030.
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
In 2020, we announced an ambitious goal to reduce the industrial waste sent to landfills by 70% by 2030. Until 2025, our units in Limeira, Jacareí, Rio Verde, Três Lagoas, Belém and Mogi das Cruzes continued to maintain their performance of not sending waste to landfills, and we already achieved the target set out for 2030.
We are committed to a zero deforestation policy and adoption of best forest management practices, as defined by the Forest Stewardship Council (FSC). Therefore, our eucalyptus plantations co-exist interleaved with areas destined for biodiversity conservation - the mosaic landscapes approach, which enhances business resilience while contributing to the balance and sustainability of ecosystem. Our forest management practices follow the legislation, standards and commitments undertaken. Also, being certified by international widely recognized standards, the FSC and the PEFC, both auditable certification schemes.
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
Our starting point for measuring our actions is the Greenhouse Gas Inventory, a tool developed through internally established procedures and recognized methodologies (such as the Greenhouse Gas Protocol) and verified by third parties, which annually accounts for our total emissions (Scope 1, 2 and 3) and removals.
Using the Greenhouse Gas Inventory tool, it is possible to assume and monitor our climate goals, ensuring traceability and transparency in the evolution of emissions and removals. In 2025, Suzano has advanced in its climate ambition through the approval of Science Based Targets Initiative (“SBTi”) targets in line with the 1.5° trajectory which contemplate direct and value chain emissions, as described below:
(1) Reduce absolute Scope 1 and 2 GHG emissions by 50.4% by 2032, on a 2022 base year.
(2) Have 80% of suppliers, based on spending, and 80% of customers, based on revenue, with commitment to science-based targets by 2028.
The absolute reduction of emissions in Scopes 1 and 2 does not consider emissions related to forestry operations (such as planting, management, and harvesting), as established by SBTi.
To further support our decarbonization strategy, we have launched in 2025 our Climate Transition Action Plan (CTAP). CTAP is our strategic roadmap to prepare us for a low-carbon future, guiding actions to reduce greenhouse gas emissions, adapt to climate risks and seize opportunities in a changing climate.
For scope 3, the SBTi target covers the most relevant fronts of the value chain: purchase of inputs and services (category 1), transportation and distribution (category 4), and processing of products sold (category 10), which represent more than 67% of the company's indirect emissions. In July of 2025, Suzano launched the Climate pillar within the “Compartilhar Program”, our supplier engagement program, focusing on prioritized suppliers. Our goal is to engage strategic suppliers and customers to adopt science-based targets, creating a network of partners committed to decarbonization.
Due to the SBTi targets’ approval, the previous Commitments to Renew Life (Suzano’s internal targets set in 2020) related to climate have gone through changes:
Discontinuation of:
•Increase renewable energy exports by 50%
•Reduce the intensity of scope 1 and 2 greenhouse gas emissions by 15% per ton of production
Finalized goal in 2025:
•Remove 40 million tons of carbon in the atmosphere by 2025.
With these changes, we are aligned with the most up-to-date methodologies, international guidelines and level of ambitiousness required by the market.
It is important to mention that the new targets do not affect our sustainable finance instruments such as SLLs and SLBs. While the CPRV intensity-based targets are being discontinued, the related KPIs for Scope 1 and 2 GHG emissions intensity will continue to be monitored, audited, and reported. This ensures full compliance with our obligations under Sustainability-Linked Loans (SLLs) and Bonds (SLBs).

We also take part in the Climate Action 100+ initiative, led by investors. We report to CDP and seek to ensure that our public climate-related information is in line with global climate reporting best practices, such as IFRS S2, TCFD, GRI and SASB.
In 2025, we implemented a comprehensive climate governance in line with the requirements of both TCFD framework and IFRS S2 regulation. This structure keeps supervision by the Board of Directors, supported by the Sustainability Committee and the Statutory Audit Committee. In the executive and management levels, the Sustainability area leads the internal discussion in partnership with other areas through 3 working groups:
–Decarbonization: Implements the decarbonization strategy in the areas of energy matrix, biomass and value chain.
–Advocacy and climate and carbon opportunities: Manage risks and opportunities through regulatory monitoring, advocacy and analysis of climate and carbon trends.
–Risk management, financial quantification and adaptation: Quantify potential financial impacts on company assets and the value chain related to climate risks.
Reflecting the growing importance of this issue within our operations, a portion of the variable compensation of our managers and below positions is linked to sustainability and climate goals. The topics chosen for the goals relate to both emissions reduction initiatives and decarbonization projects, as well as projects engaging our whole value chain, from suppliers to customers.
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
In 2025, we continued to use our new climate risk financial impacts model, which seeks to calculate the future financial impact of the potential materialization of the main risks to which our assets and operations are exposed. We used last year’s pilot project’s results of last year’s pilot project to scale and expand this methodology to our other assets, initially providing us internally with relevant information to increase resilience and adaptive capacity in the face of different climate scenarios and provide feedback on business strategies. This project aims to prepare us to comply with ISSB IFRS regulation.
We also prioritize the use of renewable energy, as approximately 89% of the energy we use comes from renewable fuels (such as black liquor and biomass). We are self-sufficient in the Mucuri, Imperatriz, Três Lagoas and Ribas do Rio Pardo units in terms of energy needs and some mills are even selling surplus energy back to the grid. In 2025, 2,054,132 MWh of renewable electric energy were supplied to the public grid from these units.

Carbon credits
Given the extent of our real estate properties and our sustainable forest management practices, we are well positioned to develop and sell certified carbon credits in the voluntary market. Our ARR (Afforestation, Reforestation, and Revegetation) Carbon Horizon Project, focused on the recovery of degraded areas through reforestation with native and eucalyptus trees and the generation of socio-environmental benefits. In March 2023, Verra, our certification body, completed the validation and first verification of 1.9 million tCO₂e for the project (VCS ID 3350). Subsequently, in June 2025, following the completion of the second verification, the project reached a total of 2.3 million tons of long-term average CO₂e removals, of which 1.9 million are eligible for credit issuance.
We continue to actively monitor ongoing regulatory developments in carbon markets at both the national and international levels. In Brazil, this includes the advancement and operationalization of the Brazilian Emissions Trading System (SBCE), created by Law No. 15,042/2024, which introduced a regulated cap-and-trade carbon market and provides for interoperability with the voluntary carbon market. In parallel, we continue to assess opportunities within the voluntary carbon market, aligned with our long-term climate and sustainability strategy.

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
The preparation of an environmental impact study and its corresponding environmental impact report, or EIA/RIMA, is required for purposes of licensing activities with significant environmental impact. In any such event, we are required to pay a compensation fee for negative environmental impacts caused by the relevant project. This fee can amount to up to 0.5% of the total cost of the project. Since most of our main activities began before the enacting of the law that established the environmental compensation fee, we were not required to pay such compensation in those cases (projects performed before the year 2000). However, the activities started after the enactment of the National System of Conservation Units – SNUCs law are subject to the obligation to pay environmental compensation. Therefore, new projects may require additional investments to compensate for the environmental impact.
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

Organizational Structure
The following chart shows our corporate structure as of December 31, 2025.

											5.8%		Bem Agro Integração e Desenvolvimento S.A. (Brazil)
	100%		Suzano Ventures LLC (USA - Delaware)									▶
▶

													14.2%		Simplifyber (USA)
	100%		FuturaGene Ltd. (England)							▶				▶
▶

											4.9%		Nfinite Nanotechnology Inc. (Canada)
▶
				49.9%		Ibema Companhia Brasileira de Papel (Brazil)
▶

													20.0%		Allotrope Energy Ltd (England)
	100%		Suzano Operações Industriais e Florestais S.A. (Brazil)											▶
▶

			SFBC Participações Ltda. (Brasil) (Brazil)										FuturaGene Delaware Inc (USA)		100%		FuturaGene Israel Ltd. (Israel)
	100%										100%					▶
		▶										▶

				100%		Suzano International Finance B.V. (Netherlands)				▶
▶

	100%		Paineiras Logística e Transportes Ltda. (Brazil)								100%		FuturaGene Inc (USA)
		▶										▶

				100%		Suzano Ecuador S.A.S. (Equador)
▶

	100%		Mucuri Energética S.A. (Brazil)
▶

	100%		Maxcel Empreeendimentos e Participações S.A. (Brazil)	100%		Itacel - Terminal de Celulose de Itaqui S.A. (Brazil)
		▶			▶

	100%		Suzano Austria GmbH (Austria)
▶

Suzano S.A. (Brazil)	100%		Suzano Pulp and Paper America, Inc (USA)
▶

						Biomas - Serviços Ambientais, Restauração e Carbono Ltda (Brazil)			Muçununga Serviços Ambientais, Restauração e Carbono Ltda (Brazil)
				16.66%			50%
					▶			▶

	100%		Suzano Pulp and Paper Europe SA (Switzerland)
▶

	100%		Suzano Material Technology Development Ltd (China - Shanghai)
▶

	100%		Suzano Shanghai Ltd. (China)			Suzano Canada Inc. (Canada - BC)		Fibria Celulose (USA) Inc. (USA - Delaware)			Lenzing (Austria)			Suzano Packaging LLC (USA)		Woodspin Oy (Finland)			Spinnova Refining Oy (Finland)
▶

	100%		Suzano Shanghai Trading Ltd. (China)			▲			▲				▲		▲		▲		▲
		▶				100%												100%	100%
													15%	100%

	100%		Suzano Argentina S.A.U. (Argentina)							Suzano Trading International KFT (Hungary)			Suzano International Trade GmbH (Austria)		CelluForce Inc. (Canada)			Spinnova Plc (Finland)
▶

											▲		▲			▲		▲
								100%		100%			100%		8.28%			18.76%	100%

			100%		100%		100%		51%				50%		100%		100%		100%
			▼			▼	▼			▼			▼		▼		▼			▼
			Fibria Terminal de Celulose de Santos SPE S.A. (Brazil)		F&E Tecnologia do Brasil S.A. (Brazil)		Projetos Especiais e Investimentos Ltda. (Brazil)		Portocel - Terminal Especializado de Barra do Riacho S.A. (Brazil)				Veracel Celulose S.A. (Brazil)		Suzano Singapore pte. ltd. (Singapore)		Suzano International Holding B.V. (Netherlands)		Suzano Netherlands B.V.(Netherlands)

		Suzano Holding S.A.			David Feffer
◀

	Total ON: 29.1%			Suzano Holding 18.1% -ON 17.9% -PNA 18.1% -PNB Total: 18.0%

		David Feffer			Daniel Feffer

	Total ON: 4.2%			Suzano Holding 18.1% -ON 17.8% -PNA 18.1% -PNB Total: 18.0%

		Daniel Feffer			Ruben Feffer

	Total ON: 3.8%			Suzano Holding 18.1% -ON 17.5% -PNA 18.1% -PNB Total: 17.9%

		Jorge Feffer			Mikhael Henriques

	Total ON: 3.8%			Suzano Holding 9.1% -ON 8.9% -PNA 9.1% -PNB Total: 9.0%

		Ruben Feffer			Izabela Henriques

	Total ON: 3.7%			Suzano Holding 9.1% -ON 8.9% -PNA 9.1% -PNB Total: 9.0%

		Alden Fundo de Investimento			Janet Guper

	Total ON: 2.1%			Suzano Holding 6.9% -ON 7.2% -PNA 6.9% -PNB Total: 7.0%

Suzano S.A. (Brazil)		Related Parties			Lisabeth S. Sander

	Total ON: 2.2%			Suzano Holding 6.9% -ON 4.8% -PNA 6.9% -PNB Total: 6.1%

		Management			Outros

	Total ON: 0.4%			Suzano Holding 13.7% -ORD 17.0% -PNA 13.7% -PNB Total: 15.0%

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
The table and chart below set forth the location and capacity of our planted eucalyptus forests as of December 31, 2025

State	Planted Area (thousand hectares) (3)	Conservation Area (thousand hectares)	Other (thousand hectares)	Total (thousand hectares)
São Paulo	218	145	19	382
Minas Gerais	10	29	1	40
Rio de Janeiro	1	1	—	2
Mato Grosso do Sul	753	328	57	1,138
Bahia(1)	272	210	28	510
Espírito Santo	157	114	17	288
Rio Grande do Sul	—	1	—	1
Amazonas, Tocantins, Maranhão, Pará, and Piauí	247	359	48	654
Total(2)	1,659	1,187	170	3,016

(1)Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern Bahia State.
(2)Excludes forestry partnership program of 109 thousand hectares.
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

Plant Locations and Capacity
We produce pulp and paper products from 13 facilities consisting of: (i) two integrated pulp and paper production facilities in the state of São Paulo (the Suzano and Limeira units) including fluff production, (ii) a Market Pulp production in the state of São Paulo (Jacareí unit), (iii) an integrated pulp, paper and tissue facility in the state of Bahia (the Mucuri unit), (iv) an integrated pulp and tissue facility in the state of Maranhão (the Imperatriz unit), (v) two market pulp production in the state of Mato Grosso do Sul (Três Lagoas and Ribas do Rio Pardo unit), (vi) a market pulp and tissue production in the state of Espírito Santo (Aracruz unit), (vii) two non-integrated tissue paper production in the states of Pará and Ceará (Belém unit and Fortaleza unit), (viii) a non-integrated tissue facilities (Mogi das Cruzes - Old Kimberly Clark), and (ix) a integrated paper production facility in the state of Arkansas (United States) (Pine Bluff unit). In January 2026, we closed the Rio Verde Unit in São Paulo which had a production capacity of 50 thousands tons per year of printing and writing paper.
The following table identifies our pulp and paper mills and sets forth the nominal total volume of the production capacity at each mill, as of December 31, 2025.

Unit/Location	Major Products	Production Capacity (in thousand tons per year)
Mucuri — Bahia	Integrated Pulp	260
	Market Pulp	1,480
	Paper	250
	Tissue	60
Suzano — São Paulo	Integrated Pulp	450
	Market Pulp	70
	Fluff(1)	100
	Paper(1)	550
Limeira – São Paulo	Integrated Pulp	290
	Market Pulp(3)	400
	Fluff(3)	340
	Paper	400
Imperatriz — Maranhão	Integrated Pulp	60
	Market Pulp	1,590
	Paper	—
	Tissue	60
Tissue Facepa — Belém & Fortaleza	Non-integrated Pulp	—
	Market Pulp	—
	Tissue	30
Ribas do Rio Pardo — Mato Grosso do Sul	Market Pulp	2,550
Aracruz — Espírito Santo	Market Pulp	2,340
	Tissue	60
Três Lagoas — Mato Grosso do Sul	Market Pulp	3,250
Jacareí — São Paulo	Market Pulp	1,100
Veracel (2) — Bahia	Market Pulp	560
Mogi das Cruzes — São Paulo	Tissue	130
Pine Bluff — Arkansas	Paper	420

(1)Flexibility to produce either fluff pulp or printing and writing paper.
(2)Represents 50% of the annual production capacity and production of Veracel’s pulp mill.
(3)Flexibility to produce either fluff pulp or paper grade pulp.

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
Overview
With 100 years of experience, we operate mainly in the pulp (paper grade and fluff) and paper (paperboard, printing and writing and tissue) segments. We believe that we are one of the largest vertically integrated producers of pulp and paper in Latin America and, according to Hawkins Wright, we were the largest producer of eucalyptus pulp and virgin market pulp in the world in 2025. In common with other Brazilian eucalyptus pulp producers, we have the lowest cost of pulp production in the world. We believe our modern technology of plantation and harvesting and our strategic location for plantation facilities are among our competitive strengths.
We believe we are one of Brazil’s largest paper producers, and based on data from IBÁ, we accounted for nearly 43% of the printing and writing paper and 25% of the paperboard produced in Brazil in 2025.
Foreign Currency Impact in Our Operations
As a predominantly exporting company, our results are exposed to exchange variations. As such, fluctuations in the exchange rate, especially with regards to the U.S. dollars, may impact our operating results. We issue debt securities in the international markets as an important part of the capital structure that is also exposed to fluctuations in the exchange rate. The mitigation of these risks comes from our own exports, which creates a natural hedge. Furthermore, we employ U.S. dollar sales, in futures markets, including strategies with options, as a way to ensure attractive levels of operating margins for a portion of our income. The sales in future markets are limited to a percent of the currency exposure over the 24-month horizon and, as such, are dependent on the availability of exchange ready for sale in the short-term.
Pulp Segment
The year 2025 was characterized by heightened geopolitical tensions and a challenging macroeconomic environment. In this context, the pulp market was notably affected, particularly in the first half of the year, due to uncertainties surrounding tariff policies. This environment influenced market sentiment, prompting caution among buyers and putting pressure on pulp prices. During the second half of 2025, the impact of these measures became more clear which, along with the exclusion of pulp from the U.S. tariff scope, contributed to a gradual improvement in industry sentiment and, combined with other factors, supported the rebound in hardwood pulp prices.
The Chinese market, in particular, showed mixed tendencies throughout the year. At the beginning of 2025, prices followed an upward trend, reflecting the temporary exit of a major integrated paper producer, which also produces and supplies pulp for their operations. From the second quarter onward, hardwood pulp prices approached US$500 per tonne, due to buyers' hesitation in the face of macroeconomic uncertainties and due to increased inventory consumption. This led to a postponement of new orders, with volumes gradually recovering as prices adjusted. From the third quarter onward, as regulatory policies became more clear, we observed a resurgence in demand, accompanied by an increase in Brazilian hardwood pulp exports to China compared to 2024. The fourth quarter was characterized by seasonal factors related to preparations for the Chinese New Year, which resulted in a decrease in pulp inventories at ports and an increase in paper production compared to the third quarter, particularly in the paperboard and printing & writing segments.

In Europe, according to annual data from Utipulp, consumption of hardwood pulp remained consistent with that of the previous year, while softwood pulp consumption declined by 10%. This trend highlights the ongoing fiber substitution, driven by our leadership and the widening price gap between the two fiber types. The sanitary paper segment demonstrated greater resilience throughout the year, whereas printing & writing papers continued to face pressure. In the second half of the year, the appreciation of the euro against the U.S. dollar increased cost pressure on European producers, influencing decisions on production downtimes and contributing to gradual adjustments in supply. In North America, the sanitary paper market remained robust throughout 2025, despite uncertainties stemming from tariff policies.
Regarding supply, the year was marked by a gradual adjustment process. The market experienced unplanned shutdowns due to prevailing market conditions, conversion from paper grade pulp to dissolving pulp by a major producer with operations in Brazil, and Suzano's announcements of production reduction. These supply reductions, however, were still below expectations given the high production costs relative to the price levels observed throughout the year.
Our pulp net sales totaled R$37,816 million in 2025 (an increase of 1% compared to 2024). The share of pulp sales from exports was 95%, while the domestic market accounted for 5%. Concerning distribution for end use, the sanitary paper segment accounted for 64% of total sales in 2025, followed by Specialty Papers with 14% and Printing & Writing with 14%, packaging with 4% and others with 4%. APAC accounted for 48% of the net sales, followed by EMEA with 28%, North and South American countries (including Brazil) with 24%.
Our average pulp net price in US$ sold by Suzano in 2025 was US$542/t, 16% lower than in 2024. In the export market, our average net price was US$542/t, down 16% from 2024.
Paper Segment
According to IBÁ, domestic sales of printing and writing paper and paperboard were stable in 2025 compared to 2024, while imports increased by 2%.
Our domestic sales were also stable compared to 2024, following Printing & Writing demand, as uncoated paper sales grew due to the purchases for the public textbook bid (Programa Nacional do Livro Didático - PNLD), which offset the decrease seen in coated paper sales, a result of their secular trend. Regarding paperboard, sales in Brazil increased 1% compared to 2024. On the tissue side, we experienced an upside as a result of the acquisition of Kimberly Clark's tissue business in Brazil, impacting 12 months in 2024. Overall, paper sales increased 19% to 1.71 million tons in 2025, compared to 1.44 million tons in 2024.
In 2025, our net revenue from paper sales totaled R$12,300 million, a 25% increase from 2024. Net revenue from domestic sales increased 3%, and sales outside Brazil increased 91%, with the incorporation of the Suzano Packaging US. From total revenue, 60.7% came from sales in Brazil, and 39.3% from foreign markets. The geographic breakdown of our total revenue from paper sales in 2025 was 69.4% in Latin America (including Brazil), 27.0% in North America and 3.6% in other regions.
The average net paper price in 2025 was R$7,186/ton, 5% higher than in 2024. In the domestic market, the average net paper price was R$7,457/ton, a 3% increase compared to 2024. In the international market, average price was US$1,218/ton, a 12% increase compared to 2024. In Brazilian real, the average price in the international market was R$6,805/ton, 16% higher than in 2024.
Off-Balance Sheet Arrangements
We participate in a number of off-balance sheet arrangements, mainly related to guarantees, take or pay contracts and exchange and purchase agreements. We also have a number of swap transactions as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report. See notes 4 and 17.1 to our audited consolidated financial statements, included in this Annual Report.

A.Operating Results
Results of operations
The following discussion of our results of operations is based on our audited consolidated financial statements. For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations— Year ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F for the year ended December 31, 2024.
References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

	For the year ended December 31,
	2025	2025	2024
	USD(3)	(in millions of R$), except per share data		Δ Y-o-Y
Net sales	9,108	50,116	47,403	5.7%
Cost of sales	(6,159)	(33,890)	(27,402)	23.7%
Gross profit	2,949	16,226	20,002	(18.9)%

Operating income (expenses)
Selling	(602)	(3,313)	(2,939)	12.7%
General and administrative	(507)	(2,790)	(2,620)	6.5%
Loss from associates and joint ventures	(74)	(409)	(14)	2855.7%
Other operating (expenses) income, net	170	935	1,262	(25.9)%
Operating profit before net financial income	1,935	10,649	15,691	(32.1)%

Net financial income (expenses)
Financial expenses	(1,251)	(6,884)	(5,542)	24.2%
Financial income	321	1,767	1,737	1.7%
Derivative financial instruments, net	1,332	7,329	(9,113)	(180.4)%
Monetary and exchange variations, net	1,372	7,551	(15,885)	(147.5)%
Net income (loss) before taxes	3,710	20,411	(13,111)	(255.7)%

Income and social contribution taxes
Current	(94)	(518)	(1,366)	(62.0)%
Deferred	(1,173)	(6,455)	7,432	(186.9)%
Net income (loss) for the year	2,442	13,438	(7,045)	(290.7)%

Result of the period attributed to the controlling shareholders	2,437	13,408	(7,074)
Result of the period attributed to non-controlling shareholders	5	29	29
Earnings per share
Basic(1)	1.97039	10.84189	(5.59313)
Diluted(2)	1.96561	10.81555	(5.59313)

(1)Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.
(2)Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares. Due to the loss recorded in the period, we do not consider the dilution effect in the calculation
(3)In thousands of US$, except per share data. For convenience purposes only, amounts in reais in the year ended December 31, 2025 have been translated to U.S. dollars using a rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars on December 31, 2025 as reported by the Central Bank of Brazil.

Year ended December 31, 2025 compared to year ended December 31, 2024
Our net sales increased 5.7%, to R$50,115.7 million in 2025 from R$47,403.3 million in 2024 a result impacted mainly by the incorporation of Suzano Packaging’s revenues, higher pulp sales and the 3.7% appreciation of the average US dollar against the average Brazilian real, which was partially offset by lower net pulp prices.
Our net sales from pulp increased 0.6%, to R$37,816.1 million in 2025 from R$37,593.5 million in 2024, due to a 15.0% increase in sales volume and the 3.7% appreciation of the average US dollar against the average Brazilian real, which was partially offset by a 15.6% decrease in pulp prices in U.S. dollars. Our net sales from pulp represented 75.5% in 2025, compared to 79.3% in 2024.
Our net sales from pulp exports increased 2.1%, to R$36,029.2 million in 2025 from R$35,298.2 million in 2024, mainly due to 17.0% increase in pulp sales volume and the 3.7% appreciation of the average US dollar against the average Brazilian real, which was partially offset by the 15.8% decrease in pulp export sales prices. Net revenues from pulp exports represented 71.9% of total net revenues in 2025.
Our average international pulp price decreased 15.8%, to US$542/ton in 2025 from US$644/ton in 2024. In the domestic market, our average net pulp sales price decreased 12.3%, to US$536/ton in 2025 from US$611/ton in 2024. For a discussion of the reasons of the increase in international sales price of pulp, see above “Item 5. Operating and Financial Review and Prospects—Pulp Segment”.
Our paper net sales increased 25.4%, to R$12,299.5 million in 2025 from R$9,809.8 million in 2024. Net sales from paper represented 24.5% of total net sales in 2025, compared to 20.7% in 2024. The increase in net sales from paper in 2025 compared to the corresponding period in 2024 is mainly due to higher volume by the incorporation of Suzano Packaging US. Net revenues from paper exports represented 9.7% of total net revenues in 2025. Our net sales from paper in the domestic market increased 2.5%, or R$184.2 million, to R$7,462.8 million in 2025 from R$7,278.6 million in 2024, impacted by increases in net sales price.
Our average international realized paper price increased 12.1%, to US$1,218/ton (R$6,805/ton) in 2025 from US$1,086/ton (R$5,853/ton) in 2024. In the domestic market, the average net paper sales price increased 2.8%, or R$202/ton, to R$7,456.8/ton in 2025 from R$7,254.3/ton in 2024.
Cost of sales
Our total cost of sales increased 23.7%, to R$33,889.5 million in 2025 from R$27,401.5 million in 2024, mainly driven by higher volume and the appreciation of the average US dollar against the average Brazilian real, partially offset by the reduction in the cost of pulp production.
Gross profit
Our gross profit decreased 18.9%, to R$16,226.2 million in 2025 from R$20,001.8 million in 2024. The decrease was mainly explained by the lower net average pulp price, partially offset by the increase in sales volume and the appreciation of the average US dollar against the average Brazilian real.
Selling, general and administrative expenses
Our selling expenses increased 12.7%, to R$3,312.7 million in 2025 from R$2,938.5 million in 2024. This increase was mainly driven by higher sales volume.
Our general and administrative expenses increased 6.5%, to R$2,790.2 million in 2025 from R$2,619.8 million in 2024. The increase is explained by the incorporation of Suzano Packaging US, which contributed only two months to the results in 2024.

Loss from associates and joint ventures
Our expense from associates and joint ventures increased to R$409.2 million in 2025, compared to R$13.8 million in 2024. This increase is mainly due to the non‑recurring accounting effects arising from the divestments concluded during the year. In August 2025, we completed the sale of our entire equity interest in Woodspin Oy and Suzano Finland Oy to Spinnova Plc for the symbolic amount of 1 euro each. Because of the transaction, in 2025 we recognized the following accounting effects, which significantly impacted the equity pickup line: (i) R$117.4 million related to the impairment of the investment, (ii) R$28.7 million related to the obligation to make an additional capital contribution, (iii) R$(15.6) million related to the realization of other comprehensive income of the joint venture Woodspin Oy and (iv) R$63.6 related to the write‑off of goodwill of the associate Spinnova Plc.
In November 2025, we sold our entire equity interest in Ensyn Corporation, liquidated F&E Technologies LLC, and recognized the impairment of our investment in F&E Tecnologia do Brasil S.A., all related to the same technology developed by Ensyn. In 2025 we recognized a the following accounting effects that impacted our equity pickup line: (i) R$160.5 million related to the write‑off of Ensyn goodwill, (ii) R$(0.4) million related to the recognition of the provision for losses on investments, and (iii) R$(9.9) million related to the reclassification of other comprehensive income.
Additionally, the equity pickup line reflected a reduction in net income of R$21.0 million from Ibema Companhia Brasileira de Papel, and an increase in expenses of (i) R$21.0 million from Spinnova Plc, (ii) R$1.6 million from Biomas – Serviços Ambientais, Restauração e Carbono Ltda., (iii) R$1.5 million from associate Simplifyber, Inc., (iv) R$12.6 million from Woodspin and (v) R$4.0 million from F&E Technologies LLC, partially offset by a increase in net income of R$2.4 million from Ensyn Corporation.
Other operating (expenses) income, net
Our other operating income (expenses) decreased 25.9%, to R$934.9 million in 2025 from R$1,261.6 million in 2024. The negative variation refers mainly explained by higher write-offs of property, biological and intangible assets, and the discontinuation of operations.
Operating profit before net financial income
Our operating profit before net financial income decreased 32.1%, to a profit of R$10,649.0 million in 2025 from a profit of R$15,691.1 million in 2024, due to the facts mentioned above. Our operating margin in 2025 was 21.2% compared to 33.1% in 2024.
Net financial income (expenses)
Our net financial income (expenses) decreased to a gain of R$9,762.2 million in 2025 from a loss of R$28,802.1 million in 2024. This increase occurred largely due to the results of monetary and exchange rate variation, net, in 2025 (a gain of R$7,550.6 million in 2025, compared to loss of R$15,885.0 million in 2024), and results from derivative instruments (a gain of R$7,328.7 million in 2025, compared to a loss of R$9,112.7 million in 2024).
Income and social contribution taxes
Our total income tax and social contribution was negative in R$6,973.5 million in 2025, compared to positive R$6,066.3 million in 2024.
The decrease was primarily driven by the appreciation of the average U.S. dollar against the average Brazilian real, which reduced the carrying amount of our deferred tax assets related to foreign exchange losses and derivative instruments that are taxed on a cash basis.
Net income (loss) for the year
Our net income increased 290.7%, to a gain of R$13,437.7 million in 2025 from a loss of R$7,044.7 million in 2024. This result was due to the factors mentioned above.

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
Our material cash requirements have historically included the following:
•working capital;
•debt service; and
•capital expenditures.
Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or one of our wholly owned subsidiaries, borrow funds by offering the guarantee of export contracts, debentures issued in the local capital markets, or capital expenditures acquisition financing programs offered by BNDES. The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets by wholly-owned subsidiaries, mainly domiciled in other countries.
As of December 31, 2025 and 2024, our cash and cash equivalents were R$15,179.8 million and R$9,018.8 million, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2025, 51% was denominated in reais invested in both public and private financial investments. The remaining 49% of our cash, cash equivalents and marketable securities was denominated in U.S. dollars.
As of December 31, 2025, we had access to a Revolving Credit Facility (RCF) in the total amount of US$1,275.0 million, originally available until February 2027. As of December 31, 2025, we had not drawn under this line. On February 5, 2026, a new RCF agreement was executed, replacing the previous RCF and increasing the total available amount to US$1,775.0 million and extending availability until February 2031.
On March 5, 2026, our board of directors approved the Company’s 2nd issuance of Rural Product Notes (“CPR”), in the total amount of R$2,500.0 million, and the 12th issuance of debentures, which will meet the requirements of article 2 of Law 12,431, in the total amount R$179.0 million. Both facilities are expected to be settled by the beginning of April 2026.
The fair value of derivative financial instruments represented a negative net balance of R$230.3 million as of December 31, 2025.
As of December 31, 2025, our balance sheet presented a lower working capital balance (current assets less current liabilities) of R$30,094.2 million compared to R$17,705.0 million on December 31, 2024. Our current assets as of December 31, 2025, were equivalent to 3.2 times our current liabilities.
For 2026, we have already announced to the market, as approved by our board of directors, the intention to invest R$7,254.5 million as maintenance capex (for further information please see “Item 5.B – Capital Expenditures” below). This will primarily be financed by the cash and cash equivalents and cash generation for 2026.

For the year of 2026, we also believe that we will be able to access either capital or banking markets, if necessary.
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
Operating Activities
Our net cash provided by operating activities totaled R$18,152.2 million in 2025, compared to net cash provided by operating activities of R$20,604.4 million in 2024. This decrease of R$2,452.2 million was mainly due to lower pulp prices in 2025 and an appreciation of the average US dollar against the Brazilian real, directly impacting our revenues.
Investing Activities
Our net cash used in investing activities totaled R$9,832.7 million during 2025, compared to net cash used in investing activities of R$20,512.7 million in 2024. During the year ended December 31, 2025 investing activities for which our used cash primarily consisted of (i) R$4,578.8 million used in additions to property, plant and equipment, (ii) R$7,913.5 million used in additions to biological assets, (iii) partially offset by cash generated from marketable securities in the net amount of R$2,941.9 million.
Financing Activities
Our financing activities used net cash of R$1,819.6 million during 2025 compared to net cash used in financing activities of R$83.8 million in 2024. During 2025, our main sources of financing were (i) R$23,871.8 million in loans and financing, which mainly consisted of R$3,000.0 million in Rural Credit Notes (“NCR”), R$2,000.0 million in CPR, US$1,200.0 million (equivalents to R$6,951.6 million) in a syndicated export prepayment facility, two export loans of US$250 million (equivalent to R$1,418.5 million) and US$150 million (equivalent to R$856.6 million) from J.P. Morgan, US$100 million (equivalent to R$542.1 million) in an export prepayment loan from MUFG bank, US$200 million (equivalent to R$1,112.5 million) in a term loan from Export Development Canada (“EDC”), US$1,000.0 million (equivalent to R$5,412.3 million) from US$-denominated bonds, and CNY1,300.0 million and CNY100 million (equivalent to R$984.0 million and R$75.7 million, respectively) from the panda bonds. During the year ended December 31, 2025, our principal uses of financing was repayment of R$22,353.3 million of loans, financing and debentures, (ii) payment of R$2,208.2 million in interest on own capital and dividends, (iii) R$191.9 million of shares repurchased, (iv) payment of R$1,448.0 million in lease contracts and (v) positive settlement of R$530.7 million in derivative financial instruments.
Capital Expenditures
Our capital expenditures (capital expenditures incurred – cash basis) totaled R$13,298.7 million in 2025, in comparison to R$17,119.8 million in 2024. In 2025, the amount of R$7,880.0 million was allocated to industrial and forestry maintenance. Investments in projects related Expansion and Modernization, Land and Forestry and others amounted to R$4,412.9 million. Investments related to Cerrado Project amounted to R$1,005.8 million.

The approved budget of our capital expenditures for 2026, amounting to R$10,947.4 million, encompasses remaining investments in projects previously disclosed to the market, such as investment in potential new investments in lands and forests that may increase our future competitiveness and maintain options for the future growth of our business. The decrease compared to 2025 is mainly due to: (i) the Cerrado project's investment schedule, whose remaining expenditure refers to disbursements related to performance bonuses for exceeding the new mill’s performance parameters, as established in the commercial agreements with suppliers; (ii) lower investment intensity associated with the projects announced in the fourth quarter of 2023 related to Fluff Pulp and investments in Espírito Santo State; and (iii) lower disbursements associated with the standing-wood swap transaction (R$439 million in 2026) - please refer to: “Item 4. Information on the Company - A. History and Development of the Company”.
Indebtedness
As of December 31, 2025, our total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$94,801.3 million, of which R$3,004.9 million represented current indebtedness (R$2,877.7 million refers to loans and financing and R$127.2 million refers to debentures) and R$91,796.4 million represented non-current indebtedness (R$82,617.0 million refers to loans and financing and R$9,179.4 million refers to debentures). The description of our consolidated financings and loans is presented on note 18 to our audited consolidated financial statements, included in this Annual Report. The main factor explaining the decrease in debt in local currency is the exchange rate variation of R$8,384.1 million during the period.
Debt
Our major categories of long-term indebtedness are described below. The total amounts given below include accrued interest.
•Export financing lines in the total outstanding amount of R$17,825.1 million as of December 31, 2025. This category includes export prepayment facilities (syndicated and bilateral loans) and export credit notes.
•U.S. Dollar denominated fixed-rate debt securities, issued by our wholly owned subsidiaries Suzano Austria GmbH, Suzano International Finance B.V. and Suzano Netherland B.V., and fully and unconditionally guaranteed by us, with an aggregate outstanding amount of US$7,855.0 million (R$43,221.4 million as of December 31, 2025). This includes our Sustainability-Linked Notes (maturing in 2028, 2031 and 2032).
•CNY denominated fixed rate notes in the total outstanding amount of US$371.9 millions as of December 31, 2024 (equivalent to R$2,046.7 million).
•Brazilian-real denominated Debentures in the total outstanding amount of R$9,306.6million.
We have one revolving credit line available with international banks expiring in 2027. The revolving credit lines allow more efficient cash management, consistent with our strategic focus on reduction of cost of capital. As of December 31, 2025, we had no outstanding drawn amounts under either facility and the total amount available under these facilities was US$1,275.0 million.
Below is a summary of the new debt incurred in 2025:
Export Prepayment
On March 10, 2025, we raised, with several banks (a syndicated operation), an Export Prepayment ("PPE"), in the amount of US$1,200,000 (equivalent to R$6,951,600), at a floating rate based on the 3-month SOFR Term + 1.45% p.a, maturing in March 2031.
On April 24, 2025, we entered into a PPE with JP Morgan in the amount of US$250,000 (equivalent to R$1,418,488), at a floating rate 6-month SOFR Term Loan + 1.75% p.a., maturity in April 2030.

On April 24, 2025, we also entered into a PPE with JP Morgan as a debt maturity renewal strategy, with an amount of US$151,000 (equivalent to R$856,552), with a floating rate 6-month SOFR Term Loan + 1.75% p.a., maturing in April 2030.
On July 3, 2025, we raised, with MUFG Bank, a PPE in the amount of US$100,000 (equivalent to R$542,080), at a floating rate of 3-month Term SOFR + 1.5% p.a., maturing in July 2031.
NCR
On May 23, 2025, we entered into an NCR agreement with Itaú Unibanco in the amount of R$3,000,000, indexed at a fixed rate of 13.54% p.a., maturing on January 31, 2031.
Ecoinvest
On June 27, 2025, we, through our joint operation Veracel, entered into an agro-industrial credit agreement under the Eco Invest Brasil program with Banco do Brasil, in the amount of R$331,278, bearing interest at 101% of the CDI rate, maturity on April 5, 2034.
EDC
On July 21, 2025, we raised a loan with EDC in the amount of US$200,000 (equivalent to R$1,112,500), at a floating rate of Daily SOFR + 1.75% p.a., maturing in July 2032.
CPR
On September 15, 2025, we issued a CPR totaling R$2,000,000. The CPR is composed of three parts: (i) an amount of R$293,255 at a cost of 96.50% of the CDI rate, with a total term of eight years and full amortization in September 2033; (ii) an amount of R$956,745 at a cost of IPCA + 7.0753% p.a., with a total term of ten years and full amortization in September 2035; and (iii) an amount of R$750,000 at a cost of IPCA + 7.0968% p.a., with a total term of twelve years and full amortization in September 2037.
US$-denominated Bonds
On September 10, 2025, we, through our wholly owned subsidiary Suzano Netherlands B.V., issued bonds in the amount of US$1,000,000 (equivalent to R$5,412,300), at a fixed rate of 5.5% p.a., maturing in January 2036.
On December 31, 2025, we achieved the Women in Leadership Positions KPI for our 2028 and 2032 Sustainability-Linked Bonds, confirming no step-up in interest rates. The achievement of the Industrial Water Withdrawal Intensity KPI will be verified by the end of 2026.
On December 31, 2025, we did not achieve the Greenhouse Gas Emissions Intensity KPI for our 2031 Sustainability-Linked Bonds, and therefore there will be a 25 bps step-up in the interest rate, from 3.75% to 4.00% starting in June 16, 2026.
For more detailed information regarding the KPI’s, please see our Sustainability Report disclosed at our Investor Relations website (https://ir.suzano.com.br), which is not incorporated by reference to this Annual Report on Form 20-F.
Panda Bonds
On October 21, 2025, we, through our wholly owned subsidiary Suzano International Finance B.V., issued two tranches of Panda Bonds in China. The first tranche amounted to CNY1,300,000 (equivalent to US$182,734 and R$983,986), bearing a fixed interest rate of 2.55% p.a. and maturing in October 2028. The second tranche amounted to CNY100,000 (equivalent to US$14,056 and R$75,691), bearing an interest rate of 2.90% and maturing in October 2030

Payments on maturity and early settlements.
On January 14, 2025,we settled, at maturity, bonds with a 4.00% p.a cost, in the amount of US$346,445 (equivalent to R$2,101,917, including principal and interest).
On March 10, 2025, we made an early partial settlement of an EPP with various banks (syndicated operation), totaling US$1,486,064 (equivalent to R$8,608,769, including principal and interest). The residual amount of the operation maintained its original maturity in March 2027 with a floating rate of SOFR + 1.4% p.a.
On March 24, 2025, we settled, at maturity, a CPR with Banco Safra, with an interest rate of 100.00% of the CDI p.a., in the amount of R$221,942 (including principal and interest).
On April 24, 2025, we early settled a PPE with JP Morgan, at a cost of 3-month Term SOFR + 1.93% p.a., in the total amount of US$153,869 (equivalent to R$873,023 including principal and interest).
On May 17, 2025, we settled, at maturity, an Advance of Exchange Contract (“ACC”) with BNP Paribas, in the total amount of US$106,585 (equivalent to R$605,819 including principal and interest).
On June 9, 2025, we settled, at maturity, an ACC with BNP Paribas, in the total amount of US$15,988 (equivalent to R$89,170 including principal and interest).
On September 11, 2025, through a tender offer, we early settled part of the outstanding balance of one of our bonds in the total amount of US$401,545 (equivalent to R$2,162,639, including principal and interest) as part of its debt rollover strategy. The bond’s remaining balance was settled on September 19, 2025, through the make-whole call mechanism, in the amount of US$304,737 (equivalent to R$1,623,519, including principal and interest). The bond’s original maturity was in January 2027, with a fixed rate of 5.5% p.a.
On September 11, 2025, through a tender offer, we early settled part of the outstanding balance of another of our bonds in the total amount of US$233,807 (equivalent to R$1,259,239, including principal and interest) as part of our debt rollover strategy. The bond’s original maturity was in January 2026, with a fixed rate of 5.75% p.a.
On September 26, 2025, we carried out a full extraordinary amortization of the outstanding nominal value of the debentures from the 8th issuance, through the payment of a total amount of R$811,766 (including principal and interest).
On October 14, 2025, we prepaid a PPE with a cost of 3-month Term SOFR + 1.41% p.a., contracted with Bank of China, in the total amount of US$47,350 (equivalent to R$260,342, including principal and interest).
On October 15, 2025,we prepaid, through a make-whole transaction, the remaining amount of the bond originally maturing in January 2026 and bearing an interest rate of 5.75% per annum. The transaction amounted to US$289,069 (equivalent to R$1,574,386, including principal and interest).
On November 13, 2025, we fully prepaid a PPE contracted with several banks (a syndicated transaction), in the total amount of US$51,850 (equivalent to R$273,873, including principal and interest). The original maturity was February 2026, with a floating interest rate of SOFR + 1.41% p.a.
On December 8, 2025, we fully settled the remaining balance of the PPE that had been partially prepaid on March 10, 2025, in the amount of US$81,124 (equivalent to R$440,091, including principal and interest). The facility bore a floating interest rate of SOFR + 1.41% p.a and the original maturity was March 2027.
Covenants
Currently, we have no financial covenants. As of December 31, 2025, we were in compliance with all other non-financial covenants, which are required under certain long-term borrowings.
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
•Limeira – state of São Paulo, Brazil – focusing on consumer goods, fluff, packaging and paper developments;
•Rehovoth, Israel – focusing on developments of FuturaGene´s early to mid-stage biotechnology R&D.
Efforts in R&D&I are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes in Brazil and abroad.
By attempting to improve our processes and to develop innovative and higher quality products in a sustainable way, our research and development activities are mainly directed at increasing forestry productivity, reducing the operational costs and optimizing industrial processes, making our production more efficient, advancing in the value chain with products using our fiber and developing new products through (i) forest management with optimization of natural resources and costs; (ii) robust eucalyptus breeding program; (iii) improving the use of eucalyptus fiber in the manufacture of pulp, paper, packaging, paperboard and consumer goods (tissue, non-woven and diapers); and (iv) developing new applications for eucalyptus fiber, including nanomaterials. To support all these innovation fronts, we invested R$199.2 million in 2025.
Our commitment to increasing the productivity and quality of sustainably managed forests remains strong, with an expanded focus on forest resilience. In 2025, we made significant progress towards this goal. Our research group intensified the development of new eucalyptus clones focused on growth, cellulose content, and wood quality, using state-of-the-art techniques such as genetic recombination through controlled pollination. We continue to leverage all available genomic tools, germplasm diversity, extensive field evaluation, and high-precision laboratory analyses.
In 2026, another decisive step was taken: we increased the number of clones recommended for operational planting from 51 to 70, further enhancing genetic diversity, adaptability, and delivering significant year-over-year gains in IMACel and IMA indicators, according to estimates generated by Tetrys (The Eucalyptus Tree Reliable Yield System), our clonal allocation optimization system.
The Transition Nursery, designed for the large-scale production of high-potential clones, became a consolidated reality in 2025. We closed the year with more than 5 million seedlings produced, significantly expanding our capacity to meet demand for high-performance genetic materials.
In addition, the Forest Genetics and Breeding Management team continued to expand the use of the innovative Speed Breeding technique, which has accelerated the clonal breeding cycle by reducing the time required to develop new clones from 21 to just 7 years.
In parallel, the Forest Management team integrates technological innovation with a focus on productivity gains, operational efficiency, and sustainability, ensuring the long-term viability of the forest business through an integrated approach based on communication, technical excellence, and multidisciplinary.

In 2025, consistent improvements were observed in silvicultural quality throughout the entire cycle, with advances in the indicator of adherence to silvicultural recommendations and enhancements in optimization tools, increasing accuracy in the recommendation of sprout management practices. These advances contributed to greater operational stability and productivity gains.
We also advanced in building more resilient forests by integrating genetics, management, and environmental factors, refining practices for managing more fragile soils and initiating the adoption of regenerative management practices focused on soil health and climate change adaptation. In forest protection, 2025 was marked by record levels of biocontrol agent usage and the approval of new herbicides and insecticides, resulting in gains in efficiency, sustainability, and competitiveness.
This is the result of the knowledge generated by our researchers and transferred through our Technological Extension activities, which strengthen the connection between research and operations through a portfolio-driven approach focused on value generation, productivity, cost efficiency, and forest resilience.
Our biotechnology division, in turn, operates through Futuragene, a global leader in plant biotechnology research and development focused on increasing eucalyptus productivity and climate resilience. We address existential challenges of climate change, water scarcity and land limitations while meeting growing global demand for wood production. With R&D centers in Israel and Brazil, we pioneer innovations in eucalyptus to sustainably intensify its production, which helps reduce fossil fuel consumption, water usage, and chemical inputs - thereby delivering both environmental and economic benefits while promoting safer working conditions.
Using state-of-the-art technologies such as bioinformatics, genomics, gene transformation, and gene editing, we focus on increasing eucalyptus productivity while reducing inputs and carbon footprint across cultivation and industrial processes.
We hold eleven regulatory approvals for genetically modified (GM) eucalyptus varieties with enhanced productivity, herbicide tolerance, insect resistance, including advanced stacked-trait varieties.
In 2025, FuturaGene became the first company in the world to submit an inquiry letter to the National Technical Commission on Biosafety (CTNBio) for a gene-edited eucalyptus. This innovation is designed to deliver wood that is easier to process industrially, supporting more efficient and sustainable pulp production by reducing chemical and energy input requirements. If approved as equivalent to conventional varieties, this eucalyptus strain will not require further biosafety assessment in Brazil.
FuturaGene remains the only company on the planet to have taken GM eucalyptus from lab to field, providing a pipeline of varieties for a more sustainable and climate-resilient future.
In the industrial segment, our pulp developments continue to drive the advancement of the Fiber-to-Fiber strategy as one of the key levers of the disciplined growth pillar. The pulp market continues to grow organically, driven by the development of emerging markets and by the increasing share of eucalyptus pulp in a wide range of paper formulations and applications. This trend—at the core of our Fiber-to-Fiber strategy—creates significant potential for Suzano to further benefit from this movement.
Between 2020 and 2025, we recorded an average increase of approximately 2.8% CAGR in the proportional demand for BHKP pulp relative to BSKP, representing more than 700 thousand tons of additional BHKP pulp enabled by the Fiber-to-Fiber strategy.
Our team developed and standardized new types of technical services focused on knowledge transfer in eucalyptus-based papermaking, supporting this transition across multiple segments and clients, including tissue, print & write, specialty papers, and packaging. More than 70 clients and 100 mills were supported through our initiatives, achieving an average fiber substitution success rate of 12 percentage points in paper formulations across joint projects.

The Suzano Eucastrong platform, aiming at the development of a eucalyptus pulp with superior physical and mechanical properties, suitable for replacing long fibers and other high-performance fibers in applications that require high strength and structural performance, continues to evolve, increasingly approaching the specifications of the highest-performing long fibers in the market, delivering more than 150 thousand tons of products in the past year.
Another major innovation was consolidated in 2025: eucalyptus Fluff pulp, Eucafluff. The result of many years of development, a new production capacity was implemented in 2025, increasing output by more than fourfold and adding 340 thousand tons of Eucafluff to the market.
In Paper and Packaging projects, 2025 marked the launch of Verto Plus, a duplex paperboard featuring an optimized stiffness-to-basis-weight ratio, offering a functional alternative for general packaging, promotional materials, and shopping bags. We also launched LIN Design, a coated white paper that delivers excellent strength and superior print quality, raising packaging standards without compromising performance. This product was developed for the premium corrugated paper market.
We also consolidated the first launches of the skincare line for Suzano Professional, introducing four products under the MIMMO brand: Mimmo Spray Soap 400 mL, Mimmo Spray Soap 800 mL, Mimmo Foam Soap 800 mL, and Mimmo Foam Soap 1 L. These products were developed with a new scent signature and high cleaning performance. Additionally, a proprietary connector design was developed for the spray products, enabling intuitive fitting and secure connection with the existing installed base of Suzano Professional dispensers.
For the Consumer line, we launched Neve Wipes On The Go, a pocket-size version of wet wipes featuring a new substrate, a new formula, and a new strategic supplier to expand the portfolio. To celebrate this milestone, the Neve brand participated for the first time as a sponsor at The Town 2025, one of São Paulo’s largest festivals, with activations in the VIP area and distribution of the new product.
Aligned with the strategy of accelerating innovation to deliver a broader range of products to consumers, Mimmo facial tissues were launched in both box and pocket-size mini formats. This new concept enhances portability and is designed with a focus on the children’s segment. In the toilet paper category, the Neve brand introduced Neve Care Triple Ply, a toilet paper featuring multiple new technologies, including NTT Advantage textured base paper, wave-pattern embossing, and an exclusive fragrance applied to the core. These innovations resulted in a product with greater absorbency and bulk, delivering added value to the end consumer.
In the household category, the Scala napkin was launched in the Southeast region. Already a market leader in the Northern region, the product is now also produced at our Mogi das Cruzes plant to serve consumers in the South and Southeast regions. Additionally, the Scala Reusable Wipe was launched, featuring a nonwoven technology composed of 80% cellulose, offering a practical and more hygienic alternative to traditional kitchen cloths.
Connecting all these initiatives, Technological Cooperation area, through the targeted scouting of reimbursable and non-reimbursable funding instruments, resulted in more than R$143 million via tax incentive under Federal Law 11,196/2005, including tax incentives under Brazil’s R&D tax incentive law (Lei do Bem), contracted R&D projects supported by EMBRAPII, FUNDECT-MS, and SENAI, as well as financing through the BNDES Mais Inovação program. We also maintained strong participation in programs such as Inova Talentos from the National Council for Scientific and Technological Development (Conselho Nacional de Desenvolvimento Científico e Tecnológico – CNPq), and others, expanding our ability to identify and attract talent for innovation. In partnership with the Ports Logistics team, the RainTech open innovation call was customized to mobilize the innovation ecosystem to submit proposals focused on developing innovative solutions for pulp loading operations under rainy condition at ports.
Protecting our knowledge, the Intellectual Property team led important initiatives, including the internal drafting of patent applications and oppositions, internal awareness, building on innovation protection processes and their role in adding value to innovation projects, and a review of the patent and cultivar portfolio in light of strategic changes involving R&D and new businesses, ensuring the maintenance of assets most relevant to our business.

Regarding product safety, we maintained full compliance across processes and products for paper, pulp, and fluff, including the preparation of 12 new Regulatory Information Sheets (RIS), a key document supporting interactions and requirements from our main clients. Several products were approved by ANVISA, notably: Mimmo Suzano Spray Soap, Mimmo Suzano Foam Soap, Neve On-the-Go Wet Wipes, and Neve Wet Wipes, in addition to the approval of the registration for Mimmo Suzano Hand Sanitizer Gel. For Suzano Packaging, a regulatory compliance system was established to ensure adherence to mandatory FDA (Food and Drug Administration) requirements.
Significant advances in digital technologies were achieved in 2025, particularly in the use of artificial intelligence, applied both to R&D knowledge management and to supporting the development of our research ERP system. We also enriched the research data lake by incorporating new databases and structuring information outputs to better support teams. In addition, we developed the SFO (Suzano Furnish Optimization) system, aligned with our Fiber-to-Fiber strategy.
Throughout 2025, we announced the discontinuation of Suzano Ventures, our venture capital arm, following a strategic review of projects and priorities. We will continue to support portfolio companies that maintain a direct connection to our core business, transferring the management of these partnerships to the responsible business units. This decision reinforces our commitment to focusing efforts on its core business, applying innovation to initiatives that enhance efficiency, productivity, and sustainability, while maintaining its conviction to invest in differentiated solutions that strengthen competitiveness.
As highlights and recognition of innovation at Suzano, we note the awards received over the past year. Once again, Suzano achieved first place in the Paper and Pulp category for the fifth consecutive year in the national ‘Valor Inovação Brasil’ ranking. We also received the ‘Empresa Mais’ Award from the Estado de São Paulo newspaper, earning first place in the Pulp and Paper category and ranking among the top five companies nationwide in the Innovation category.

Intellectual Property
We, along with Suzano Canada, FuturaGene and Portocel, currently hold a total of 780 Patents, 82 Industrial Designs and 78 protected varieties of eucalyptus.
Our achievements in the intellectual property field during 2025 include the filing of 5 new technologies as Industrial Design, the filling of 39 patents and protection of 3 new variety of Eucalyptus.
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
In 2025, we requested 130 and received 42 registrations related to 11 new trademarks, including, Suzano Packaging, Eucaprime, Just Nada Escapa, Neve Care, “Neve O cuidado que você merece”, “Maciez de Neve”, Verto Plus Suzano, Wipex, Max, Suzano Biopulp 金鱼 and “Suzano O papel é o futuro”.
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

Name	Age	Position	Date of Election	Term of Expiration
David Feffer	69	Chairman	April 25, 2024	April 25, 2026
Daniel Feffer	66	Vice Chairman	April 25, 2024	April 25, 2026
Nildemar Secches	77	Vice Chairman	April 25, 2024	April 25, 2026
Gabriela Feffer Moll	42	Member	April 25, 2024	April 25, 2026
Maria Priscila Rodini Vansetti Machado	67	Member	April 25, 2024	April 25, 2026
Paulo Rogerio Caffarelli	60	Member	April 25, 2024	April 25, 2026
Paulo Sergio Kakinoff	51	Member	April 25, 2024	April 25, 2026
Rodrigo Calvo Galindo	49	Member	April 25, 2024	April 25, 2026
Walter Schalka	65	Member	April 25, 2024	April 25, 2026
The following is a summary of the business experience of our current directors:
David Feffer. David Feffer studied Business Administration in Brazil and has completed executive education programs at Harvard Business School (USA), Columbia University (USA), IMD (Switzerland), The Aspen Institute (USA), Singularity University (USA), and Stanford University (USA). He is currently the Chairman of our Board of Directors and a member of our following non-statutory committees: (a) Strategy and Innovation Committee; (b) Coordinator of the Management and Finance Committee; (c) People Committee; and (d) Sustainability Committee. David Feffer also holds the following positions in other companies: (i) Chief Executive Officer of Suzano Holding S.A.; (ii) member of the Board of Directors and Chief Executive Officer of Polpar S.A., since 2001; (iii) Chief Executive Officer of IPLF Holding S.A., since 2004; and (iv) Chief Executive Officer of Premesa S.A., since April 2015. He also serves as a member of the International Council of J.P. Morgan Chase & Co since 2023 and participates in several social and cultural institutions. Among his roles, the following stand out: (i) Honorary Co-Chairman of the Board of Directors of Escola ALEF-Peretz; (ii) member of the Deliberative Council of Sociedade Beneficente Israelita Brasileira Hospital Albert Einstein; and (iii) Founder and Chairman of the Board of Instituto ViaFoto. Mr. Feffer beneficially owns 53,900,265 common shares, 4.3% of our common stock (including options and excluding phantom shares).

Daniel Feffer. Daniel Feffer holds a law degree from Universidade Mackenzie and has completed executive programs at Fundação Getulio Vargas, Harvard University, the Massachusetts Institute of Technology (USA), IMD (Switzerland), and London Business School (UK). He currently serves as Vice Chairman of our Board of Directors and is also a member of the non-statutory Sustainability Committee. Daniel Feffer also holds the following positions in other organizations: (i) Chairman of ICC Brazil; (ii) Chairman of the Board of Trustees of Fundação Arymax; (iii) Chairman of both the Board of Directors and the Superior Board of Instituto Ecofuturo; (iv) Chairman of the Advisory Board of IBÁ; (v) Member of the Board of IEDI – Instituto Econômico para Desenvolvimento Industrial; (vi) Founding Member of the Board of the Compromisso Todos Pela Educação; and (viii) Member of the Strategic Board of FIESP. Mr. Feffer beneficially owns 48,077,305 common shares, 3.8% of our common stock (including options and excluding phantom shares).

Nildemar Secches. Nildemar Secches holds a degree in Mechanical Engineering from USP, with a postgraduate degree in Finance from PUC-RJ and pursued a doctoral degree in Economics at Unicamp. Currently, he is a member of our Board of Directors, also serving as a member of our following non-statutory committees: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee (Coordinator); and (iv) Nomination and Remuneration Committee (Coordinator). Nildemar Secches also holds the following positions in other companies: (i) Vice-Chairman of the Board of Directors of WEG S/ A; and (ii) Vice-Chairman of the Board of Directors of Iochpe-Maxion S.A.; (iii) Board Member of Vibra Energia S.A. His main professional experiences in the last years include: (i) member of the Board of Directors of Ultrapar Participações S.A., from 2002 to 2021; and (ii) member of the Board of Directors of Itaú-Unibanco, from 2012 to 2017. Mr. Secches does not beneficially own common shares (including options and excluding phantom shares).

Gabriela Feffer Moll. Gabriela Feffer Moll holds a degree in Hospitality Management, an Executive MBA from Fundação Dom Cabral, and has completed executive programs at Harvard University, Insper, and INSEAD. She is currently a member of our Board of Directors and also serves on the following non-statutory committees: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) People Committee; and (iv) Sustainability Committee. Gabriela Moll also holds the following positions in other companies: (i) Director of Suzano Holding S.A.; (ii) Director of Polpar S.A.; (iii) Director of IPLF Holding S.A.; (iv) Director of Premesa S.A.; and (v) Director of Naman Capital Ltda. Her main professional experiences include: (i) founding AG Sport in 2010, a consulting firm specializing in the design and organization of large-scale events; (ii) joining Dotz in 2015, where she worked in business development and in the implementation of a new 100% digital self-service model; (iii) serving as a member of the Board of Directors of MDS SGPS S.A.; and (iv) at Suzano, starting in 2017, leading product communications and the digital transformation of the Paper and Packaging Unit. Following the merger between Suzano and Fibria, she also worked on the integration team responsible for tracking the synergies resulting from the transaction. Ms. Feffer beneficially owns 2,000 common shares, 0.0% of our common stock (including options and excluding phantom shares).

Maria Priscila Rodini Vansetti Machado. Priscila Vansetti holds a degree in Agronomic Engineering from the Luiz de Queiróz College of Agriculture (ESALQ/USP) at the University of São Paulo and specialized in Executive Management and Global Strategy Leadership from the Wharton School (University of Pennsylvania). Currently, she is a member of our Board of Directors, also serving as the coordinator of the Sustainability Committee. Her main professional experiences in recent years include: (i) Vice President, Biologicals, Vice-President Global Business Development, Marketing Effectiveness and Customer Centricity at Corteva Agriscience; (ii) Vice-President of Strategy and Planning at Corteva Agriscience since January 2021; (iii) Global Director of Strategy and Business Development at Corteva Agrisciences in Indiana, following the merger of Dow and DuPont in September 2017; (iv) President of DuPont Brazil and Vice-President of Latin America for DuPont Crop Protection (2015 to 2017); (v) Global Director of Strategic Planning for DuPont Crop Protection (2014 to 2015); (vi) Business Director for DuPont Canada (2008 to 2014). In 1996, she was transferred to Wilmington, Delaware, USA, where she held various positions in Development and Marketing. She began her career at DuPont Brazil in 1981 in the agricultural division, assuming leadership positions in Regulatory Affairs, Government Relations, and Research & Development. In recent years, Priscila has served on the Boards of Directors of the American Chamber of Commerce (AmCham), the Brazilian Chemical Industry Association (ABIQUIM), the Agribusiness Council of FIESP, and the Board of Directors of the Canadian Crop Protection Association (CropLife Canada). Currently, she is a member of the Boards of the Inter-American Dialogue in Washington, D.C., and the International Center in Indianapolis, Indiana. Ms. Machado beneficially owns 4,000 ADRs, equivalent to 4,000 common shares and 0.0% of our common stock (including options and excluding phantom shares).

Paulo Rogerio Cafarelli. Paulo Rogério Caffarelli holds a law degree from PUC-Curitiba, with specialization in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba). He also completed an MBA in Corporate Law and Finance (FGV/RJ) and a master’s degree in Business Management and Economics (University of Brasília). He currently serves as (i) a member of our Board of Directors; and (ii) Coordinator of the Statutory Audit Committee of Suzano S.A. His main professional experience in recent years includes: (i) President of Banco BBC of the Simpar Group from October 2021 to July 2025; (ii) President of Cielo S.A. from November 2018 to May 2021; (iii) joining Banco do Brasil in 1981, where he became Vice President for Wholesale, International Business, Private Banking, and Capital Markets (BB BI) from 2011 to 2014; (iv) serving as Director of Logistics, Marketing, and New Retail Businesses, as well as Vice President of Retail, and later serving as President of Banco do Brasil from May 2016 to October 2018; (v) Executive Secretary at the Ministry of Finance from February 2014 to February 2015, and Executive Corporate Director at Companhia Siderúrgica Nacional. In recent years, he has served on the Boards of Directors of the following companies: Banco do Brasil S.A.; Brasilprev; Cielo; Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Alelo); Vale; and Brasilcap Capitalização. He also been serving as a member of the Advisory Board of Febraban, the Brazilian Federation of Banks, since May 2020. Mr. Cafarelli does not beneficially own common shares (including options and excluding phantom shares).

Paulo Sergio Kakinoff. Paulo Sergio Kakinoff holds a degree in Business Administration from Mackenzie University. He currently serves as a member of our Board of Directors and participates in the following non-statutory committees: (i) Strategy and Innovation Committee; (ii) Management and Finance Committee; (iii) Coordinator of the People Committee; and (iv) Coordinator of the Nomination and Compensation Committee. Mr. Kakinoff also serves as Chief Executive Officer of Porto Seguro Companhia de Seguros Gerais and is a member of the Boards of Directors of Porto Seguro, Simpar S.A., MRV&Co, and Cocal Energia Sustentável. He also serves on the Governance Council and the Board of Directors of nonprofit organizations such as Todos pela Educação, MBC (Movimento Brasil Competitivo), Bemtevi (Social Business), and Instituto Inhotim (an organization focused on cultural, educational, and environmental initiatives). Additionally, he is President of the Pacto pelo Esporte and a Master Professor in the Business Administration program at ESPM. His main professional experiences in recent years include: (i) Member of the Board of Directors of Porto Seguro from March 2020 to July 2023; (ii) Member of the Board of Directors of GOL Linhas Aéreas S.A. since 2012; and (iii) Chief Executive Officer of GOL Linhas Aéreas S.A. from July 2012 to July 2022. He began his career in the automotive industry, where he worked for 18 years. He served as President of Audi Brasil, held the role of Sales & Marketing Director at Volkswagen do Brasil, Executive Director for South America at the Volkswagen Group headquarters in Germany, and was a member of the Supervisory Board of Volkswagen Participações. Mr. Kakinoff does not beneficially own common shares (including options and excluding phantom shares).

Rodrigo Calvo Galindo. Rodrigo Calvo Galindo holds a Law degree from the University of Cuiabá (Unic) and a Master’s degree in Education from the Pontifical Catholic University of São Paulo – PUC-SP. He is currently a member of our Board of Directors and also serves on our following non-statutory committees: (i) Coordinator of the Strategy and Innovation Committee; (ii) Management and Finance Committee; and (iii) People Committee. Mr. Galindo also holds the following positions in other companies: (i) Chairman of Cogna Educação S.A.; (ii) Managing Partner of Vidya Capital; (iii) Vice-Chairman of the Board of Directors of Farmax; and (iv) member of the Board of Directors of Suzano. He has been working in the management of educational institutions for over 30 years. His main professional experiences over the past 5 years include serving as: (i) Administrator of educational institutions; (ii) CEO of Cogna Educação S.A.; (iii) Chairman of Cogna Educação S.A.; (iv) Managing Partner of Vidya Capital; (v) member of the Board of Directors of Suzano; (vi) Vice-Chairman of the Board of Directors of Farmax; and (vii) member of advisory boards of organizations such as UNICEF Brazil and the Forum of Companies and LGBTI+ Rights. Mr. Galindo does not beneficially own common shares (including options and excluding phantom shares).

Walter Schalka. Walter Schalka holds a degree in Engineering from the Aeronautics Institute of Technology (ITA) and has completed postgraduate programs at Fundação Getulio Vargas, IMD, and Harvard Business School. He is currently a member of our Board of Directors and serves on our following non-statutory committees: (i) Management and Finance Committee; (ii) Strategy and Innovation Committee; (iii) People Committee; and (iv) Sustainability Committee. Walter Schalka also holds the following positions in other organizations: (i) member of Parceiros da Educação, a Civil Society Organization; and (ii) member of the Board of Directors of Vibra Energia. His main professional experience in recent years includes serving as: (i) Chief Financial and Administrative Officer of Dixie Lalekla; (ii) General Director of the Dixie Toga Group; and (iii) President of Votorantim Cimentos, part of the Votorantim Group. Mr. Schalka beneficially owns 5,555,187 common shares, 0.4% of our common stock (including options and excluding phantom shares).

Executive Officers
Our executive officers are responsible for executing general business and all related and necessary or advisable measures, except for those matters attributed to our shareholders’ meeting or our board of directors, pursuant to applicable law and/or our bylaws. Our executive officers consist of a chief executive officer and four to nine executive officers, each of whom must be a Brazilian resident, with recognized technical and administrative experience. Our executive officers are appointed by our board of directors for one-year term and are eligible for re-election. Currently, our board of executive officers consists of the Chief Executive Officer and six executive Vice-Presidents. The following table sets forth selected information regarding the current members of our board of executive officers:

Name	Age	Position	Date of Election	Term of Expiration(1)
João Alberto Fernandez de Abreu	56	Chief Executive Officer	May 8, 2025	First meeting of the board of directors to be held after the 2026 Company’s Annual General Meeting
Aires Galhardo	48	Executive Vice-President - Pulp, Operations Engineering and Energy	May 8, 2025	First meeting of the board of directors to be held after the 2026 Company’s Annual General Meeting
Douglas Seibert Lazaretti	44	Executive Vice-President of Forestry	May 8, 2025	First meeting of the board of directors to be held after the 2026 Company’s Annual General Meeting
Leonardo Barretto De Araujo Grimaldi	51	Executive Vice-President - Pulp Commercial and Logistics	May 8, 2025	First meeting of the board of directors to be held after the 2026 Company’s Annual General Meeting
Marcos Moreno Chagas Assumpção	47	Executive Vice-President of Finance and Investor Relations	May 8, 2025	First meeting of the board of directors to be held after the 2026 Company’s Annual General Meeting
Maria Luiza de Oliveira Pinto	62	Executive Vice-President of Sustainability, Communication and Brand	May 8, 2025	First meeting of the board of directors to be held after the 2026 Company’s Annual General Meeting

The following is a summary of the business experience of our current executive officers:

João Alberto Fernandez de Abreu João Alberto Fernandez de Abreu holds a degree in Engineering and currently serves as our Chief Executive Officer. He also holds the following positions in our wholly-owned subsidiaries: (i) Executive Officer at Itacel – Terminal de Celulose de Itaqui S.A.; and (iii) Executive Officer at Maxcel Empreendimentos e Participações S.A. João Alberto Fernandez de Abreu is also member of the Deliberative Council of Instituto Ecofuturo – Futuro para o Desenvolvimento Sustentável. His main professional experiences in recent years include: (i) serving as CEO of Rumo S.A. and its subsidiaries from April 2019 to March 2023; and (ii) Member of the Board of Iogen Energy. He also served as Chief Operating Officer at Raízen Energia S.A., and worked for 18 years at Shell, holding various positions in Retail Operations in Brazil, England, and Argentina. He began his career at Raízen Energia as Executive Commercial Director and member of the Board of Petróleo Sabbá, Raízen’s affiliate in Northern Brazil. In 2012, he became Director of Bioenergy and Technology for Raízen’s Ethanol, Sugar and Bioenergy business. Two years later, he assumed the role of Executive Director for Agroindustrial Operations. He was responsible for the development and implementation of Raízen’s first integrated Second‑Generation Ethanol production plant. Mr. Abreu beneficially owns 670,727 common shares, 0.1% of our common stock (including options and excluding phantom shares).

Aires Galhardo. Aires Galhardo holds both a Bachelor's and a postgraduate degree in Business Administration from Fundação Getúlio Vargas. He currently serves as our Statutory Executive Vice President of Pulp Operations. Aires Galhardo also holds the following positions in other organizations: (i) Member of the Board of Directors at Fundação Arus de Seguridade Social; (ii) Director at F&E Tecnologia do Brasil S.A.; (iii) Director at Losango RS Administração e Participações Ltda.; (iv) Director at Mucuri Energética S.A.; (v) Director at Projetos Especiais e Investimentos Ltda.; (vi) Director at Suzano Operações Industriais e Florestais S.A.; and (vii) Full Member of the Board of Directors at Veracel Celulose S.A. His main professional experiences in recent years include holding leadership positions in the Logistics, Forestry and Operations areas at Votorantim Celulose e Papel (VCP), and subsequently at Fibria. Mr. Galhardo beneficially owns 158,238 common shares, 0.0% of our common stock (including options and excluding phantom shares).

Douglas Seibert Lazaretti. Douglas Lazaretti holds a degree in Forest Engineering from the Federal University of Santa Maria (UFSM). He earned an MBA in Business, Technology, and Innovation from the Massachusetts Institute of Technology (MIT), a Master’s degree in Wood Quality from UFSM, and an MBA in Business Management from the University of Santa Cruz do Sul (UNISC). Currently, he serves as our Statutory Executive Vice President of Forestry Operations. He has a significant institutional presence in the sector, having served as: (i) Coordinator of the Forestry Committee at Ibá (Brazilian Tree Industry); and (ii) Chairman of the Board of Directors at IPEF (Forestry Science and Research Institute), both roles held since January 2020. He also serves as a Director for several group companies, including Losango RS Administração e Participações Ltda., Maxcel Empreendimentos e Participações S.A., and Suzano Operações Industriais e Florestais S.A. His extensive professional background includes serving as a Board Member at Veracel Celulose S/A (2020–2024) and leading all of our forestry units. His most recent challenge involved the expansion of operations in Mato Grosso do Sul, focusing on the forestry base to supply the new Ribas do Rio Pardo plant. Previously, he was the General Manager of the Forestry Business Unit at Gerdau (2013–2015). Mr. Lazaretti beneficially owns 47,471 common shares, 0.0% of our common stock (including options and excluding phantom shares).

Leonardo Barretto de Araujo Grimaldi. Leonardo Barretto de Araujo Grimaldi holds a degree in Business Administration from Fundação Getúlio Vargas and has completed executive education programs at Wharton (USA) and Singularity University (USA). He currently serves as the Statutory Executive Vice President of Commercial Logistics, Pulp. Leonardo Grimaldi also holds the following positions in Suzano’s subsidiaries: (i) Director at Arus – Fundação Aracruz de Seguridade Social; (ii) Chief Executive Officer of Fibria Terminal de Celulose de Santos SPE S.A.; (iii) Director at Itacel – Terminal de Celulose de Itaqui S.A.; (iv) Chairman of the Board of Directors of Portocel – Terminal Especializado de Barra do Riacho S.A.; (v) Member of the Board of Directors of Veracel Celulose S.A.; (vi) Chairman of the Board of Directors of Fibria Celulose (USA) Inc., Suzano Pulp and Paper America, Inc., and Suzano Pulp and Paper Europe S.A.; (vii) Member of the Board of Directors of Suzano Material Technology Development Ltd., Suzano Shanghai Ltd., and Suzano Shanghai Trading Ltd.; and (viii) Member of the Fiscal Council of Lenzing Aktiengesellschaft and Suzano International Trade GmbH. His main professional experiences in recent years also include serving as Executive Director of People & Management and Health & Safety at Suzano, and previously as Executive Director of the Paper and Packaging Business Unit. Mr. Grimaldi beneficially owns 200,538 common shares, 0.0% of our common stock (including options and excluding phantom shares).

Marcos Moreno Chagas Assumpção. Marcos Moreno Chagas Assumpção holds a degree in Economics from the University of Brasília (UnB) and an Executive MBA from Coppead (Federal University of Rio de Janeiro). He currently serves as the Statutory Executive Vice President of Finance and Investor Relations, with a term beginning on December 1, 2024. Marcos Assumpção also holds the following positions in other companies: (i) Director at F&E Tecnologia do Brasil S.A.; (ii) Director at Itacel – Terminal de Celulose de Itaqui S.A.; (iii) Director at Maxcel Empreendimentos e Participações S.A.; (iv) Director at Mucuri Energética S.A.; (v) Chief Executive Officer of Projetos Especiais e Investimentos Ltda.; (vi) Chief Executive Officer of SFBC Participações Ltda.; (vii) Chief Executive Officer of Suzano Operações Industriais e Florestais S.A.; (viii) Member of the Board of Directors of Fibria Celulose (USA) Inc.; (ix) Chairman of the Fiscal Council of Suzano International Trade GmbH; (x) Member of the Board of Directors of Suzano Material Technology Development Ltd.; (xi) Member of the Board of Directors of Suzano Pulp and Paper America, Inc.; (xii) Member of the Board of Directors of Suzano Shanghai Ltd.; and (xiii) Member of the Board of Directors of Suzano Shanghai Trading Ltd. Marcos joined Suzano in January 2022, where he served as Director of Corporate Finance, leading the Treasury, Funding, M&A and Credit areas, and later also headed the FP&A and M&A division. Prior to that, he worked at Itaú BBA for nearly 13 years, primarily in Equity Research, where he served as Head of Research, Equity Strategist, and Analyst responsible for covering the following sectors: Pulp & Paper, Mining, Steel and Cement as well as the Banking sector. Mr. Assumpção beneficially owns 47,471 common shares, 0.0% of our common stock (including options and excluding phantom shares).

Maria Luiza de Oliveira Pinto. Maria Luiza de Oliveira Pinto holds a degree in Psychology from the Pontifical Catholic University of São Paulo (PUC-SP), completed in December 1986. She has been serving as Vice President of Sustainability, Communications and Branding at Suzano since February 2025. She also holds the following positions in other organizations: (i) Full Member of the Board of Directors of Biomas – Serviços Ambientais, Restauração e Carbono S.A.; (ii) Director at F&E Tecnologia do Brasil S.A.; (iii) Director at Suzano Canada Inc.; and (iv) Supervisor at Suzano Material Technology Development Ltd. She previously served as Executive Vice President of Sustainability at Vale S.A. (from March 2021 to December 2024). Her main professional experiences over the past five years include: (i) Executive Vice President of Sustainability at Vale S.A. (March 2021 – December 2024); (ii) Executive Director of Sustainability at Suzano S.A. (January 2019 – February 2021); (iii) Member of the Board of Directors of the UN Global Compact Network Brazil (January 2020 – March 2021); (iv) Member of the Board of Directors of the Brazilian Business Council for Sustainable Development (since August 2019); and (v) Executive Director of Sustainability at Fibria S.A. (March 2015 – January 2019). Ms. Oliveira Pinto beneficially owns 89,270 common shares, 0.0% of our common stock (including options and excluding phantom shares).

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
The following table sets forth the name, position, date of appointment and term expiration for each member of our fiscal council, which has been convened as requested in the annual general shareholders’ meeting held on April 26, 2023:

Name	Age	Position	Date of Election	Term of Expiration (1)
Eraldo Soares Peçanha	74	Member	April 25, 2025	2026
Luiz Augusto Marques Paes	64	Member	April 25, 2025	2026
Rubens Barletta	79	Member	April 25, 2025	2026
Kurt Janos Toth	78	Alternate	April 25, 2025	2026
Luciano Douglas Colauto	58	Alternate	April 25, 2025	2026
Roberto Figueiredo Mello	77	Alternate	April 25, 2025	2026

(1)The term of the mandates of the members of our fiscal council shall terminate on the date of our annual general shareholders’ meeting in charge of evaluating our audited consolidated financial statements for the year ended December 31, 2025.

The following is a summary of the business experience of the current members of our fiscal council:
Eraldo Soares Peçanha. Eraldo Soares Peçanha holds a Bachelor’s degree in Accounting and Business Administration from Universidade Cândido Mendes (RJ). He currently serves as a full member of the Fiscal Council at Suzano S.A. His main professional experiences include: Aracruz Celulose S.A. – Accounting Manager, Internal Audit Manager, and Controller (1974 to 1996); CSN – Companhia Siderúrgica Nacional – Director of Controllership and Information Technology (1996 to 2003); Embratel S.A. – Director of Controllership and Executive Director of Corporate Governance (2003 to 2008); Icatu Seguros S.A. – Executive Director of Customer Services (2008 to 2011). He has also served as a member of the Audit Committee at Banco do Estado do Rio Grande do Sul and as a full member of the Fiscal Council in publicly held companies such as Vale, Net Serviços de Comunicação, JBS, Ideiasnet, as well as in privately held companies including Cadam, Ferrovia Centro-Atlântica, Itá Energética, and Officer Distribuidora de Produtos de Tecnologia. He additionally served as an alternate member of the Fiscal Council in the publicly traded companies Ouro Fino Saúde Animal Participações, CCR, AES Tietê Energia, Tupy, and Padtec Holding. He also served as a full member of the Fiscal Council in private pension entities of companies where he worked. Since 2012, he has been working as a consultant in the areas of Corporate Governance, Controllership, and Accounting/Financial Processes & Systems.

Luiz Augusto Marques Paes. Luiz Augusto Marques Paes holds a degree in Law from the Faculty of Law at the University of São Paulo (USP). Currently, he serves as an effective member of our Fiscal Council. He also holds the following positions in other companies: (i) member of the Fiscal Council of Cury Construtora e Incorporadora S.A.; (ii) member of the Audit Committee of JSL S.A.; and (iii) partner at the law firm Paes e Colauto Sociedade de Advogados, specializing in legal consultancy in the areas of Tax and Corporate Law.
Rubens Barletta. Rubens Barletta holds a degree in Law from the Faculty of Law of São Bernardo do Campo. Currently, he serves as an effective member of our Fiscal Council. He also holds the following positions in other companies: (i) member of the Fiscal Council of Tegma Gestão Logística S.A.; and (ii) partner at the law firm Barletta e Schubert Sociedade de Advogados.

Kurt Janos Toth. Kurt Janos Toth holds a degree in Economics from the Federal Fluminense University and a postgraduate degree in Finance from the Pontifical Catholic University of Rio de Janeiro. Currently, he serves as a alternate member of our Fiscal Council. His main professional experiences in the last 5 years include serving as a member of the Fiscal Council of Tupy S.A. (2017 to 2021). He has also served as Head of the Credit Department at BNDES (Brazilian Development Bank) from 1988 to 2006.

Roberto Figueiredo Mello. Roberto Figueiredo Mello holds a degree in Law from the Faculty of Law at the University of São Paulo (USP). Currently, he serves as an alternate member of our Fiscal Council. Mr. Roberto is also a founding partner of Pacaembu Serviços e Participações Ltda. In recent years, he has worked at Construtora Guarantã for 3 years, at IPT (Instituto de Pesquisas Tecnológicas) for 8 years, at Grupo Suzano, in companies such as Agaprint, SPP, Vocal, and Stenfar for 13 years, and was a lawyer at the Tozzini & Freire Advogados law firm for 20 years.

Luciano Douglas Colauto. Luciano Douglas Colauto é graduado em Administração de Empresas pela Fundação Getúlio Vargas (EAESP-FGV) e em Direito pela Faculdade de Direito da Universidade de São Paulo (USP). Atuou como consultor na Arthur Andersen (empresa de auditoria) de setembro de 1988 a dezembro de 1991, e atualmente é sócio da Almeida Prado, Paes, Caruso e Colauto Consultoria Empresarial Ltda. (empresa de consultoria), empresa na qual ingressou em dezembro de 1991. Atuou como membro efetivo do Conselho Fiscal da Nordeste Química S.A. – NORQUISA, CYRELA S.A., TECNISA S.A., JSL S.A. e Movida Participações S.A. e atualmente é membro do Comitê de Auditoria da Cury Construtora e Incorporadora S.A.

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

The following is a summary of the business experience of the current members of our audit committee who are not members of our board of directors:
Ana Paula Pessoa. Ana Paula holds a Bachelor's degree in Economics and International Relations and a Master's degree in Development Economics from Stanford University. Currently, she is a member of our Audit Committee. Ms. Pessoa also holds the position of a member of the board of directors and member of our sustainability committee of Cosan and a partner, investor and Board Chair of Kunumi AI, a leading artificial intelligence start-up in Brazil. She has been an independent board member and member of the audit committee of News Corporation, NY, since 2013; an Independent board member and member of the Investment and CSR committee of Vinci Group, Paris, since 2015; an independent member of the board and member of the audit committee, the conduct and financial crime committee, and of the innovation committee of Credit Suisse AG, Zurich, since 2018. She is also a board member of the board representing IFC at Aegea Saneamento, Säo Paulo, since 2018. She is a member of Stanford University, California, Global Advisory Council since 2018. She is a member of the Consulting Board of The Nature Conservancy Brazil since 2014, a member of the Audit committee for Fundação Roberto Marinho since 2007, a member of consulting board for Casa FIRJAN since 2018. Ms Pessoa was CFO of the Rio 2016 Olympic and Paralympic Games from 2015 to 2017. Ana Paula served as Founder and Managing Director of Brunswick São Paulo from 2012 to 2015. Ms Pessoa, founded and was Chair of Neemu Internet, which was sold in 2015 to Linx SA.. Ana Paula was CFO of infoglobo Comunicações from 2001-2011, and before that held several executive positions in the Globo Organizations since 1993. Ana Paula worked for the World Bank in DC and The United Nations Devenlopment Programme in New York and Benin, West Africa.
Carlos Biedermann. Carlos Biedermann holds a degree in Business Administration and Public Administration from the Federal University of Rio Grande do Sul (UFRGS) and a degree in Accounting Sciences from Unisinos. He holds a postgraduate degree in Capital Markets from Fundação Getulio Vargas (FGV). Currently serves as a member of our Audit Committee and also of serves the following organizations; (a) Coordinator of the Audit Committee of Grupo Cornélio Brennand, a business group operating in real estate development, energy, glass, and cement segments; (b) Member of the Board of Directors of Grupo Solar, a company that manufactures and bottles products for the Coca-Cola System in Brazil; (c) Member of the Audit Committee of Copel – Companhia Paranaense de Energia, a publicly traded company in Brazil and the USA, operating in the energy sector in Paraná and other Brazilian states; (d) Member of the Audit Committee of Banco do Estado do Rio Grande do Sul (Banrisul), a financial institution operating as a multiple-service bank, including commercial banking, credit, financing and investment, real estate credit, development, leasing, and investment activities; (e) Member of the Audit Committee of Raymundo da Fonte, a company that produces cleaning products, personal hygiene items, and condiments; (f) Chairman of the Board of Directors of Brivia Dez, a company operating in the advertising, marketing, and technology sector; (g) Member of the Audit Committee of Moinho Paulista S.A., a company in the food industry; (h) Chairman of the Board of ADVB – Brazilian Association of Marketing and Sales Executives; (i) Member of the Board of Directors of Valmont, an industrial company operating in the agribusiness sector. Previously, served as: (a) Lead Partner at PricewaterhouseCoopers (PwC) from 2002 to 2015, one of the world’s largest professional services firms in auditing, consulting, and related services; (b) Chairman of the Audit Committee for five years and Vice-Chairman between 2013 and 2014 at the Brazilian Institute of Corporate Governance (IBGC), a non-profit organization focused on the development of best practices in corporate governance; (c) Member of the Board of Directors for six years and board member for two years at Young Presidents Organization (YPO/WPO), a global network of chief executives; (d) The first independent member of the Board of Directors of Calçados Azaleia, a Brazilian footwear company; (e) Member of the Administrative Board for approximately 15 years at Santa Casa de Misericórdia de Porto Alegre, a complex of seven specialty hospitals located in Porto Alegre, RS; (f) Member of the Audit Committee of BB Seguridade, a Brazilian insurance company affiliated with Banco do Brasil, operating in insurance products, open pension plans, capitalization, and brokerage services; (g) Chairman of the Board of Directors of Porto Alegre Health Care, a non-profit group that brings together public and private stakeholders to promote the city and foster medical tourism; (h) Member of the Audit Committee of Grupo Algar, a telecommunications company operating in fixed and mobile telephony; (i) Member of the Board of Directors of Madero, a multi-brand restaurant group operating throughout Brazil; (j) Member of the Audit Committee of Tribanco, a commercial bank providing traditional credit operations and banking services.

Paulo Rogerio Cafarelli. Paulo Rogério Caffarelli holds a law degree from PUC-Curitiba, with specialization in Foreign Trade (FAE/CDE Curitiba) and International Trade Law (IBEJ Curitiba). He also completed an MBA in Corporate Law and Finance (FGV/RJ) and a master’s degree in Business Management and Economics (University of Brasília). He currently serves as (i) a member of our Board of Directors; and (ii) Coordinator of the Statutory Audit Committee of Suzano S.A. His main professional experience in recent years includes: (i) President of Banco BBC of the Simpar Group from October 2021 to July 2025; (ii) President of Cielo S.A. from November 2018 to May 2021; (iii) joining Banco do Brasil in 1981, where he became Vice President for Wholesale, International Business, Private Banking, and Capital Markets (BB BI) from 2011 to 2014; (iv) serving as Director of Logistics, Marketing, and New Retail Businesses, as well as Vice President of Retail, and later serving as President of Banco do Brasil from May 2016 to October 2018; (v) Executive Secretary at the Ministry of Finance from February 2014 to February 2015, and Executive Corporate Director at Companhia Siderúrgica Nacional. In recent years, he has served on the Boards of Directors of the following companies: Banco do Brasil S.A.; Brasilprev; Cielo; Elo Participações S.A.; Banco Votorantim; CBSS Visavale (Alelo); Vale; and Brasilcap Capitalização. He also served as a member of the Advisory Board of Febraban – the Brazilian Federation of Banks. Member since May 2020.

As of March 23, 2026, the members of our audit committee, on an individual basis and as a group, directly owned less than 1.0% of our common shares.
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
For the years ended December 31, 2025, 2024, and 2023 the aggregate compensation of all of our directors, officers and members of our fiscal council was R$165.6 million, R$167.1 million and R$117.7 million (including social contribution), respectively, which includes bonuses in the aggregate amount of R$31.6 million, R$17.7 million and R$24.1 million, respectively. In addition, for 2025, 2024 and 2023 we paid an aggregate of R$0.597 million, R$0.724 million and R$0.598 million into our pension plan on behalf of our directors.
Information on elements of compensation for the year ended December 31, 2025 is detailed in the table below (the percentages reflect the percentage of total remuneration represented by the category)

Elements of Compensation	Board of directors	Board of Executive Officers (Statutory)	Fiscal Council
Fixed Compensation	49.4%	13.3%	83.3%
Benefits	0.4%	0.9%	0.0%
Social Contribution	20.5%	22.2%	16.7%
Variable Compensation	0.0%	23.9%	0.0%
Cessation	0.0%	4.6%	0.0%
Long Term Incentive Plan	29.8%	35.1%	0.0%
TOTAL	100.0%	100.0%	100.0%

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
Until 2023, we had three long-term Incentive plans based on shares: (i) the Phantom Share Plan, (ii) the Share Appreciation Rights (“SAR”), and (iii) the Performance Share Plan. In 2024, our management decided to discontinue the SAR Plan and keep the Phantom Share Plan and the Performance Share Plan, upon the approval of two new Plans. With this new structure, our purpose is: i) aligning the interests of managers with our interests and our shareholders; ii) attracting, rewarding, retaining and encourage them to conduct our business sustainably, within appropriate risk limits and aligned with the interests of shareholders; and iii) grant them a financial incentive. This changes were approved by our shareholders at the Annual and Extraordinary Meetings held on April 25, 2024.
Performance Shares Plan
Members of the Board of Directors, both the statutory and non-statutory board officers, and key employees are eligible to be beneficiaries of the our Performance Share Plan.
The Board of Directors may approve the grant of Performance Shares to Beneficiaries of the Plan, under the terms and conditions established in the Plan, and in the respective Programs and Grant Agreements. Each Performance Share corresponds to one (1) common, registered, book-entry share with no par value, to be delivered to the Beneficiary, once the conditions established in the Plan and the respective Program and Agreement have been met.
The Board of Directors determines the number of performance shares for each beneficiary, adhering to the global and, if applicable, the extraordinary limit under the plan. The number of performance shares delivered depends on achieving the targets set after the vesting period, as outlined in the programs and agreements. Initially, the grant's financial value is set, then converted into performance shares based on the average price of our common shares over the last ninety trading sessions on the B3 stock exchange prior to the program’s grant date..
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
Phantom Shares Plan
Our officers both statutory and non-statutory, as well as other employees (consultants, coordinators, specialists, functional managers, executive managers, directors, functional directors, and vice presidents) are eligible to be beneficiaries of the Plan, considering the criteria established in the long‑term incentive policy. Our Board of Directors has the authority to approve the grant of Phantom Shares to the beneficiaries, under the terms and conditions set forth in the Plan, in the respective programs, and in the related grant agreements.
As provided for above, each Phantom Share entitles its holder to receive a monetary value equivalent to the market price of one (1) share, determined by the market quotation on the determination date (such share, a “Reference Share” for purposes of the Phantom Shares Plan).
The number of Phantom Shares to be granted to each beneficiary is calculated based on two main criteria: (i) the financial value assigned based on the beneficiary’s reference salary and salary multiple or by financial references related to the position grouping; and (ii) the value in reais per share, determined by the average quotation of the Reference Shares over the last 90 trading sessions on the B3 stock exchange prior to the program’s grant date.
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
The settlement of phantom shares is conducted through cash payment to the beneficiary of the redemption amount, calculated by multiplying the number of phantom shares by the average quotation of the reference shares over the last 90 trading sessions on the B3 stock exchange, as specified in each program. This amount includes TSR as a multiplier in the redemption calculation.
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
Maximum, Minimum and Average Individual Remuneration of our Board of Directors, Management and Fiscal Council

Year 2025	Number of Members	Number of Remunerated Members	Highest Remuneration (in million reais)	Lowest Remuneration (in million reais)	Average Remuneration (in million reais)
Board of Directors	9.00	9.00	13.90	0.91	2.83
Management	6.33	6.33	28.79	6.97	16.25
Fiscal Council	3.00	3.00	0.36	0.36	0.36
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
Clawback Policy
On November 30, 2023 our Board adopted a policy pursuant to which our executive officers will be required to repay or return erroneously awarded compensation to us in accordance with the clawback rules, Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC thereunder (including Rule 10D-1 under the Exchange Act) or the Listing Exchange pursuant to Rule 10D-1 under the Exchange Act (including Section 303A.14 of the New York Stock Exchange Listed Company Manual), in each case as may be in effect from time to time. (the "Clawback Policy"). The Clawback Policy is administered by the Appointment and Compensation Committee of the Board.

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
Short-Term Variable Compensation Programs
The program offers rewards based on the achievement of previously established annual goals, which reflect the organizational objectives and the commitment to creating value for stakeholders. The program is structured around the components: (i) collective goals (ii) business unit goals (iii) individual goals and (iv) performance goals. Based on the definition of group and individual targets. These targets are cascaded across all hierarchical levels.
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
Payroll Loans: This benefit is offered to active employees and is governed by the Brazilian Labor Code (CLT) (employees on INSS leave, interns and contractors are not eligible). To obtain the benefit, employees must have been working for us for at least six months. The loan is repayable in up to 36 months with a maximum monthly installment up to 30% of available compensation. Total deductions (including the loan installment, to be deducted from payroll) cannot exceed 40% of available compensation.
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
According to the Brazilian Corporation Law and our by-laws, the members of our board of directors are elected by the holders of our common shares at the general shareholders meeting. The members of our board of directors serve two-year terms. In April 2024, the members of our board of directors were elected to serve a two-year mandate starting on April 25, 2024.

D.Employees
As of December 31, 2024, we employed a total of 23,094 employees (Suzano + Portocel + Ecofuturo + Futuragene + Veracel), distributed as follows:

As of December 31, 2024
Management	1,838
Specialists/Engineers	298
Administrative	5,869
Operations	15,089
TOTAL	23,094
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
E.Share Ownership
As of March 23, 2026, the members of our board of directors and our executive officers, other than members of the Feffer family, directly owned less than 1.0% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions.”
The number of Common Shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Common Shares held by that person.
Please see: “Item 6. Directors, Senior Management and Employees - A. Board of Directors and B. Executive Officers” relating to the beneficial ownership of our Common Shares as of the date of this annual report by each of our named executive officers and directors.
The percentage of ownership is based on 1,264,117,615 Common Shares outstanding as of March 23, 2026.
None of the above shareholders have voting rights that differ from the voting rights of other shareholders.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders
As of March 23, 2026, our capital stock fully subscribed and paid in is R$24,269.3 million divided into 1,264,117,615 registered, book-entry common shares.
The table below presents certain information as of March 23, 2026, regarding (i) any person known to us as the owner of 5% or more of our outstanding common stock, (ii) total amount of the common stock owned by the members of our board of directors, executive officers and fiscal council; and (iii) total amount of the common stock owned by our related parties.

Shareholder	Number of Common Shares	Total Capital (%)
Suzano Holding S.A(1)	367,612,329	29.1%
David Feffer	53,522,870	4.2%
Daniel Feffer	48,077,305	3.8%
Jorge Feffer	47,687,570	3.8%
Ruben Feffer	46,856,788	3.7%
Alden Fundo de Investimento em Ações	27,154,744	2.1%
Other Related Parties(2)	26,568,442	2.1%
Board of Directors, Executive Officers and Fiscal Council	5,698,331	0.5%
(Other Shareholders) Public Float:	612,918,471	48.5%
Treasury Shares	28,020,765	2.2%
Total	1,264,117,615	100.0%

(1)The controlling shareholders of Suzano Holding S.A. are David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer.
(2)Includes other relatives of the Feffer family.
In addition, as of March 23, 2026, 7.2% of our common shares were held in the form of ADSs. Our major shareholders do not have different voting rights from other shareholders.
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
New Shareholders’ Agreements Executed in 2025
On December 19, 2025, the following shareholder agreements were executed:
(i) Suzano Holding: The Shareholders’ Agreement of Suzano Holding, entered into by David Feffer, Daniel Feffer, Ruben Feffer, Mikhael Henriques Feffer, and Izabela Henriques Feffer (collectively, the “Max Group”) and Pedro Noah Hornett Guper, Ian Baruch Hornett Guper, Rafael Provenzale Guper, Gabriel Provenzale Guper, Janet Guper, Diego Guper Gersgorin, Bianca Terpins Garcia, Lisabeth S. Sander, Nina Guper Sander, and Julia Guper Sander (collectively, the “Fanny Group”), which establishes governance rules and provides for the reorganization of the capital structure of Suzano Holding; and
(ii) Suzano: The Shareholders’ Agreement, entered into by Suzano Holding and the shareholders of the Fanny Group, which establishes governance rules and restrictions on the transfer of our shares, among other matters.
The Suzano Holding shareholder’s agreement provides, among other matters, for disproportionate reductions of Suzano Holding’s share capital, to be submitted annually to the resolution of the general meeting from fiscal year 2026 through fiscal year 2045, pursuant to which the Fanny Group will receive our shares in exchange for their shares issued by Suzano Holding that are to be canceled as a result of such capital reductions.
The Suzano shareholders’ agreement will bind our shares held by Suzano Holding, as well as our shares received by the Fanny Group as a result of the capital reductions mentioned above. This agreement establishes, among other matters, the obligation of Suzano Holding and the shareholders of the Fanny Group to exercise their voting rights jointly and uniformly. The effectiveness of the Suzano shareholders’ agreement is conditioned upon the receipt by the Fanny Group of our shares within the scope of the first capital reduction to be carried out under the terms described above.
B.Related-Party Transactions
For transactions with related parties, we shall observe the usual market prices and conditions, as well as the corporate governance practices adopted by us and those recommended and/or required by the legislation.
Transactions with Suzano Holding S.A.
The transactions with our controlling shareholder, Suzano Holding S.A, in the year ended December 31, 2025, totaled R$0.3 million mainly related to expenses of payroll processed by the parent company for an employee transferred to us partially offset by revenues related to administrative expenses sharing and, to a lesser extent, to guarantees provided by Suzano Holding S.A.

Other Transactions
We are currently engaged in commercial pulp transactions with Ibema Companhia Brasileira de Papel (Ibema) that is a joint venture between us and Ibema Participações S.A (Ibemapar) concluded in January 2016. Currently, we hold 49.9% of Ibema's share capital and Ibemapar holds the remaining 50.1%.
In the year December 31, 2025, 2024 and 2023, our net revenues from these transactions were R$200.3 million, R$224.4 million and R$193.0 million, respectively.

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

	December 31, 2025			December 31, 2024
	Judicial deposits	Provision	Provision, net	Provision, net
	(in millions of R$)
Tax	31.6	2,302.3	2,270.7	2,335.7
Labor	62.3	296.4	234.0	262.3
Civil	21.2	318.2	297.0	328.8
	115.2	2,916.9	2,801.7	2,926.8
Although the amounts of any liability that could arise against us with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely to us, would not, individually or in the aggregate, have a material adverse effect on our financial condition. The amount of the legal cases assessed as reasonably possible, as of December 31, 2025, is R$10,417.7 million for tax proceedings, R$189.5 million for labor proceedings and R$1,023.7 million for civil proceedings.
Tax Proceedings
As of December 31, 2025, we were involved as the defendant in approximately 56 administrative and judicial proceedings of tax and welfare nature, which likelihood of loss is probable, involving a plurality of taxes, such as corporate income tax (IRPJ), social contribution on net income (CSLL), retained income tax (IRRF), social integration program (PIS), social contribution on revenue (COFINS), tax on industrialized products (IPI), social contribution, tax on rural real estate (ITR), value added tax on goods and services (ICMS), tax on services (ISS) and real estate tax (IPTU).
As of December 31, 2025, we had provisions, net of judicial deposits, of R$2,270.7 million related to tax claims for which our legal counsel considers that the likelihood of loss is probable. In addition, the total amount related to proceedings in which we are defendants, and for which our legal counsel considers the likelihood of loss possible, is R$10,417.7 million. As of December 31, 2025, we had no provision accrued for claims which likelihood of loss is possible.
The remaining tax and welfare proceedings refer to other taxes, such as social contribution, IRPJ, CSLL, ITR, ICMS, ISS, IRRF, PIS and COFINS, mainly due to divergences on the interpretation of applicable tax rules and ancillary tax obligations.

We list below our key legal proceedings:
a.Income Tax Assessment – IRPJ/CSLL: Swaps of Industrial and Forestry assets: In December 2012, we received a tax assessment for income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, the closing date of the transaction, when we executed an agreement with International Paper regarding a swap of industrial and forestry assets. . On January 19, 2016, the Tax Federal Administrative Court (CARF) rejected, as per the casting vote of the CARF’s President, the appeal filed by us in the administrative process. We were notified of the decision on May 25, 2016 and, given the impossibility of further appeals and the consequent closure of the case at the administrative level, decided to pursue the discussion in the Judiciary. The lawsuit was ruled in favor of our interests, and the National Treasury's appeal is currently awaiting judgment at the lower court. In December 2023, pursuant to article 25, paragraph 9ºA, of Law No. 14,689/23, the Active Debt Certificates were rectified to definitively cancel the amounts related to the tax assessment penalty and its charges. The probability of loss in this case is possible, except for the provisioning of the amount equivalent to the contingent liability assumed arising from the business combination. In our assessment, based on the opinions of our external legal counsel, the likelihood of loss has been classified as possible, except for the amount provisioned corresponding to the contingent liability assumed in connection with the business combination. For the year ended December 31, 2025, the estimated amount of the possible exposure is R$1,861.9 million (R$1,688.7 million as of December 31, 2024).
b. Income Tax Assessment – IRPJ/CSLL : This refers to an administrative proceeding initiated in October 2023, resulting from tax assessments for IRPJ and CSLL issued against Suzano S.A., for the calendar year of 2019. The alleged infractions include: (i) nondeductible expenses; (ii) improper deduction of operating expenses; (iii) profits earned by the subsidiaries abroad; (iv) goodwill amortization; (v) lack of addition of bonus paid to directors to the CSLL calculation basis, and (vi) tax loss and negative CSLL basis. We filed an administrative objection, which was partially upheld. Subsequently, we filed a voluntary appeal, which was also partially upheld. We are currently awaiting formal notification of the respective administrative decision. Based on our assessment and the opinions of our external legal counsel, the likelihood of loss is classified as possible. For the year ended December 31, 2025, the total amount of the possible exposure is R$1,008.8 million (R$920.6 million as of December 31, 2024).
c.Income Tax assessment – IRPJ/CSL: Disallowance of Depreciation, Amortization and Depletion expenses – 2010: In December 2015, we received a tax assessment demanding the payment of IRPJ and CSLL. The assessment challenges the deductibility of depreciation, amortization, and depletion expenses of 2010, which we had included in its income tax calculations. We filed an administrative appeal, which was partially upheld. This decision was subject to a voluntary appeal, filed by us in November 2017. The case was remanded for further fact-finding, and we are currently awaiting the continuation of the proceedings. In our assessment, supported by the opinions of our external legal counsel, the likelihood of loss has been classified as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$932.0 million (R$875.5 million as of December 31, 2024).
d.Tax assessment – IRPJ/CSLL: On October 5, 2020, we were notified of a Tax Assessment issued by the Brazilian Internal Revenue Service ("RFB") claiming the payment of IRPJ and CSLL credits, resulting from the remeasurement of the profit of its subsidiary Suzano Trading Ltd for the years ended December 31, 2014, 2015, and 2016. Risk of loss is considered as possible for us, as well as the officers, but with a higher chance of winning. We filed our administrative defense, and the case was remanded for further fact-finding proceedings. Subsequently, the defense was partially upheld, and we intend to file a voluntary appeal against the unfavorable portion of the decision. In our assessment, supported by the opinions of our external legal counsel, the likelihood of loss has been classified as possible. In the year ended December 31, 2025 the total amount of the possible exposure is R$663.2 million (R$609.5 million as of December 31, 2024).

e.PIS/COFINS – Goods and Services – Period of 2009 to 2011: In December 2013, we were assessed by the RFB demanding the collection of PIS and COFINS credits disallowed for allegedly not being linked to its operational activities. In the first instance, the objection we filed was dismissed. A voluntary appeal was filed and it was partially upheld in April 2016. From this decision, we filed a special appeal, and certain divergences were admitted for consideration by the Superior Chamber of Tax Appeals (“CSRF”). The National Treasury also filed a special appeal with the Superior Chamber. The CSRF . The CSRF denied the National Treasury’s appeal and partially upheld our appeal. We are currently awaiting formal service of the CSRF’s decision. In our assessment, supported by the opinions of our external legal counsel, the likelihood of loss has been classified as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$213.3 million (R$201.2 million as of December 31, 2024).
f.Tax incentive — Agency for the Development of the Northeastern Brazil (ADENE): In 2002, we applied for and were granted by the RFB the right to benefit from a reduction in the IRPJ and non-refundable additional taxes calculated on operating profit, for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), all located in the Aracruz unit, under the condition of making new investments in its units located in the area covered by ADENE. In 2004, we received a notice from the extrajudicial administrator of the extinct Superintendency for the Development of the Northeast (“SUDENE”) informing it that the right to enjoy the benefit previously granted was deemed unfounded and would be revoked. In 2005, a tax assessment was issued demanding alleged amounts relating to the tax incentive enjoyed up to that point. After administrative discussions, the tax assessment was partially upheld, recognizing our right to benefit from the tax incentive until 2003. Our management, advised by our legal advisors, believes that the decision to cancel the referred tax benefits is incorrect and should not prevail, whether concerning the benefits already enjoyed or those not yet enjoyed until their respective final terms. Currently, contingency is being discussed in the judicial sphere and we are awaiting the judgment of the appeal filed against the unfavorable decision. In our assessment, supported by the opinions of our external legal counsel, the likelihood of loss has been classified as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$159.0 million (R$150.9 million as of December 31, 2024).
g.Offsetting – IRRF – Period 2000: We filed a process to offset IRRF credits for the year ended December 31, 2000 against debts owed to the RFB. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in our favor. We filed a voluntary appeal with CARF against this decision, the case was remanded for further fact-finding proceedings. In the second-instance administrative decision, our appeal was partially upheld. We are currently awaiting formal notification of the respective administrative decision. In our assessment, supported by the opinions of our external legal counsel, the likelihood of loss has been classified as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$130.9 million (R$125.5 million as of December 31, 2024).
h.IRPJ /CSLL – Partial Approval – 1997 Period: We filed a process to offset credits arising from tax losses for the year 1997 against debts owed to the RFB. In March 2009, the tax authorities approved only R$83.0 million, resulting in a difference of R$51.0 million. We are still awaiting the conclusion of the analysis of the credits under administrative review following a favorable decision by CARF in August 2019, which upheld the voluntary appeal we filed. For the remaining portion of the credit, we filed a lawsuit, which is currently awaiting judgment in the second instance of its appeal, filed after an unfavorable ruling. In our assessment, supported by the opinions of our external legal counsel, the likelihood of loss has been classified as possible. For the year ended December 31, 2025, the total amount of the possible exposure is R$128.4 million (R$122.3 million as of December 31, 2024).
i.Tax Assessment – IRPJ/CSLL: Administrative proceeding demanding the collection of IRPJ and CSLL for the 2015 calendar year. The alleged infractions include (i) transfer pricing; and (ii) non-deductible expenses. We filed a defense in January 2020, which was partially upheld. Following this decision, we filed a voluntary appeal, and the case was remanded for further fact-finding proceedings. We are currently awaiting a decision on the appeal. In our assessment, supported by the opinions of our external legal counsel, the likelihood of loss has been classified as possible. For the year ended December 31, 2025, the total amount of the possible exposure is R$121.3 million (R$112.2 million as of December 31, 2024).

j.IRPJ/CSLL - Partial Approval – 2000 Period: In 2024, we submitted a request to offset credits arising from the negative balance calculated in the year 2000 against debts owed to the RFB. The RFB fully disallowed the tax credit. After presenting the defense and the appropriate appeals, the process ended unfavorably to us at the administrative level. The Attorney General's Office of the National Treasury (“PGFN”) filed a tax execution to collect the amounts, at which time we filed the appropriate motions to stay the tax execution, which were partially upheld. We have filed an Appeal, which is awaiting judgment. In our assessment, supported by the opinions of our external legal counsel, the likelihood of loss has been classified as possible.For the year ended December 31, 2025, the estimated amount of exposure is R$105.6 million (R$101.7 million as of December 31, 2024).
k.ICMS – Tax Credits –2014 Period: Tax enforcement proceeding initiated by the State of São Paulo for the collection of ICMS allegedly due for the period from May 2014 to December 2014. The claim arises from the alleged failure to reverse ICMS credits related to the replacement of electricity invoices originally issued by the energy concessionaire, as well as the alleged failure to record such invoices in our tax books in connection with the entry of electricity into its establishment. Upon notification, we submitted a judicial guarantee and is currently awaiting formal service to file its objections to the tax enforcement proceeding. Based on our assessment, including the analysis of our internal legal department, the likelihood of loss is considered possible. For the year ended December 31, 2025, the estimated exposure amounts to R$118.9 million (R$98.2 million as of December 31, 2024).
Labor Proceedings
As of December 31, 2025, we were involved as defendant in 1,152 labor proceedings assessed as reasonably probable, which represents a contingency provision, net of judicial deposits, of R$234.0 million, duly provisioned in our audited consolidated financial statements. Additionally, we were involved in 1,211 labor proceedings assessed as reasonably possible, with a total amount under dispute of R$189.5 million. We are also involved in collective disputes filed by labor unions located in the states of Bahia, Espírito Santo, São Paulo, Maranhão and Mato Grosso do Sul.
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
Civil, Land and Environmental Proceedings
As of December 31, 2025, we were involved in 73 judicial civil and environmental proceedings assessed as reasonably probable, for which we have a provision of, R$297.0 million, net of judicial deposits. . In addition, we have other civil and environmental proceedings assessed as reasonably possible, representing a contingency of R$1,023.7 million.
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
The motion by the municipality was mostly denied due to the lack of legal and factual requirements for an injunction, except for a partial grant obliging us to hire an audit to attest to the robustness of our corporate governance. We appealed, and in 2025 the State Court accepted the clarifications presented, expressly acknowledging that we have duly complied with robust internal rules and practices related to corporate governance, organizational culture and environmental risk management, in line with its ESG commitments. As a result, these aspects were deemed fully satisfied by the Court. The case is now proceeding in the ordinary course, with preparation for the expert evidence phase, and no material adverse impacts are expected.

Additionally, 50 individuals filed lawsuits against us, claiming individual damages due to alleged consequences of the dredging operations. All motions for preliminary injunctions by these individuals were rejected by the Judge and upheld by the State Court of Appeals.
In August 2023 and 2024, we were involved in two lawsuits filed by the Federal Prosecutor's Office with practically identical objectives seeking the suspension and subsequent revocation of our licenses and authorizations related to activities allegedly impacting traditional communities in southern Bahia.

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

In 2025, a preliminary injunction was issued requiring prior consultation with quilombola communities in connection with new licensing procedures for road maintenance activities that could potentially affect such communities. The injunction does not restrict our current operations, as we do not carry out direct road construction or maintenance activities, nor operate in a manner that affects quilombola communities. We have appealed the decision, which is currently pending judgment.
We restate our compliance with the rights of native and traditional peoples, in line with our guidelines for relations with this public, and maintain a series of social and environmental programs within our environmental license procedures that benefit indigenous and traditional peoples in our area of influence.
In December 2024, the Public Prosecutor’s Office of the State of São Paulo filed a public civil action against us regarding alleged odor emissions associated with our industrial unit in Limeira, State of São Paulo. The case is ongoing and a preliminary injunction is in force, with which we are fully complying through the submission of monitoring reports.
The São Paulo State Environmental Agency (CETESB) renewed the operating license for the Limeira unit, adjusting certain operational parameters. We maintain that our operations comply with applicable environmental regulations, and no material adverse impacts are expected at this stage.
Civil Matters
There are tree class actions filed by the Federal Public Prosecution Office claiming (i) a preliminary injunction to prohibit Company’s trucks from transporting wood in federal highways above legal weight restrictions, (ii) the increase in fines and penalties for overweight in cargo, (iii) the compensation for damages caused to federal highways, to the environment and the economic order, and, also (iv) moral damages. Only one of such claims was ruled against us, while the remaining cases were decided in favor. Appeals have been filed against these Lower Court decisions. These Appeals are currently suspended by a decision rendered, in 2021, by the Superior Court of Justice (STJ) regarding the same matter. In December 2024, the case was ruled by STJ declaring the possibility to be applied cumulative fines, inhibitory measures and, also, civil liability for damages caused by the carriers. Appeals were filed against such STJ´s decision over the past year (pending judgment). As the STJ has not indicated any criteria for these fines neither indemnification, the amount (fines and indemnification) of a court ruling is still uncertain and will depend on a loss and damage assessment process.
In 2015, we filed a civil lawsuit against a competitor who improperly and without authorization used a variety of eucalyptus protected by Fibria's intellectual property rights (cultivar - VT02). The district court (Lower Court) granted an injunction prohibiting the cultivation and use of the biological asset by the competitor (injunction still in force) and also ordered the counterparty to pay compensation for material damages to be determined and calculated in a further judicial phase. The parties filed appeals to the State Court of Appeals (TJMS), which reversed the prior judgment denying our claims. We have filed a Motion to Clarify which remained dismissed reason why we filed a new appeal to the Superior Court of Appeals (STJ). In parallel, the defendant filed an lawsuit to annul the cultivar VT02 registration. The current status of the cases are: (a) infringement and indemnification proceeding: pending judgment of the appeals by STJ and; (b) motion to annul the cultivar: awaiting the judgment by the lower judge.
Land Issues
In 2013 and 2015 we were subpoenaed for two class actions filed by the Federal Public Prosecutor’s Office regarding real estate properties we acquired in the northern part of the State of Espírito Santo. The Federal Prosecutor requested (a) the annulment of the deeds and public registrations, (b) compensation for moral damages we allegedly caused and (c) the suspension of financing for Company´s operations and transactions in the municipalities of São Mateus and Conceição da Barra, both located in the state of Espírito Santo. A preliminary injunction was granted by the Lower Judged to block our real state titles and assets located in the cities of São Mateus and Conceição da Barra and suspend any financing provided by BNDES for Company´s production or planting of eucalyptus pulp on the areas involved in such public civil claim.

In October 2021, the Federal Judge declared the nullity of disputed land titles and determined the return of these areas and respective properties rights to the State’s title. We have filed the appropriate appeals against the terms of such decisions before the Federal Court of Appeals, which are still pending judgment. Last year the Federal Prosecutor requested the provisory accomplishment of the appealed decision which was denied by the Lower Federal Judge ordering the remittance of the case to Supreme Court of Appeals (STF) due to alleged conflict of jurisdiction.
Since October 2006 until now, the Brazilian Institute for Land Reform – INCRA, published a public notice informing that the reports issued by commissions created by INCRA concluded that lands located in the northern state of Espírito Santo and the southern state of Bahia would have signs of traditionality that could lead to a possible titling of lands in favor of certain “Quilombola’s communities”. Part of such could correspond to areas (lands) we own. There are Administrative Proceedings led by INCRA, that are still pending some procedural steps that could be contradicted by us, to identify and delimit areas and traditional territory. There is only one Administrative Proceedings concluded to date according to a Technical Report for Identification and Delimitation (RTID) prepared by INCRA. Such RTID indicates the delimitation in favor of the Community of Linharinho. As it was identified several irregularities in the mentioned RTID, Suzano filed an annulment action to nullify the administrative proceeding and the RTID. The Federal Court of Appeals ordered the suspension of Linharinho’s case.

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
Payment of dividends
On December 10, 2025, our Board of Directors approved the distribution of interim dividends in the total amount of R$1,380 million at the rate of R$1.11658725 per share, with payment made on February 4, 2026. The dividends were calculated based on the quarterly financial statements as of September 30, 2025, and will be credited toward the mandatory minimum dividend for the fiscal year ended December 31, 2025. The management also proposes that the additional amount of R$5.6 million declared at the Annual General Meeting of Shareholders to be geld on Abril 23, 2026, as additional dividends, to be paid by December 31, 2026, in Brazilian currency, based on the Company’s shareholding position at the close of trading on B3 S.A. – Brasil, Bolsa, Balcão, on April 29, 2026, with no monetary adjustment or indexation. The Company’s issued shares will be traded ex‑dividends as of April 30, 2026, inclusive.
In the year ended December 31, 2024, no dividends were distributed, due to the loss reported in the year. On December 4, 2024, our Board of Directors approved the distribution of interest on equity in the total gross amount of R$2,500.0 million at the rate of R$2.017362506 per share, considering the number of shares “ex-treasury” as of the current date, as remuneration based on net income shown in our quarterly balance sheet dated September 30, 2024. Interest on own capital was subject to a withholding income tax of 15%, except for shareholders who are proven to be exempt, in accordance with legislation in force. Income tax was withheld and paid in December 16, 2024.
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
Other Significant Changes
No other significant changes or events have occurred after the close of the balance sheet at December 31, 2025.
ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
Our ADSs are listed on the New York Stock Exchange under the trading symbol “SUZ.” Our common shares trade on the São Paulo Stock Exchange under the symbol “SUZB3.” On December 31, 2025, we had approximately 79,590 shareholders of record at the B3.
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
The B3 is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2025, the aggregate market capitalization of the 79 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately USD700 billion. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.
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

D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
As of March 23, 2026, our outstanding, fully paid-in share capital is R$24,269.3 million, comprised of 1,264,117,615 registered, book-entry common shares, with no par value.
On December 10, 2025, our Board of Directors approved a share capital increase in R$5,000.0 million, without issue of shares, upon the capitalization of the balance from the Capital Increase Reserve and part of the balance of our Investment Reserve. Therefore, the share capital of R$19,269.3 million divided into 1,264,117,615 registered, book-entry common shares with no par value became R$24,269.3 million, comprised of 1,264,117,615 registered, book-entry common shares, with no par value.
On August 9, 2024, our Board of Directors approved the cancellation 40,000,000 common shares held in treasury at the time, without capital reduction and against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022.
On April 25, 2024, our shareholders at Annual General Meeting approved a share capital increase in R$10,000.0 million, without issue of shares, upon the capitalization of part of the Capital Increase Reserve. Therefore, the share capital of R$9,269.3 million divided into 1,304,117,615 registered, book-entry common shares with no par value became R$19,269.3 million, comprised of 1,304,117,615 registered, book-entry common shares, with no par value.
On January 26, 2024, our Board of Directors approved the cancellation 20,000,000 common shares held in treasury at the time, without capital reduction and against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022. Therefore, the share capital of R$9,269.3 million comprised of 1,324,117,615 registered, book-entry common shares with no par value became R$9,269.3 million, comprised of 1,304,117,615 registered, book-entry common shares, with no par value.
On February 2023 our Board of Directors approved the cancellation 37,145,969 common shares held in treasury at the time, without capital reduction and against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022. Therefore, the share capital of R$9,269.3 million comprised of 1,361,263,584 registered, book-entry common shares with no par value became R$9,269.3 million, comprised of 1,324,117,615 registered, book-entry common shares, with no par value.
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
An Extraordinary Shareholders’ Meeting shall be convened whenever our interests so require, and to resolve on following matters pursuant to the Brazilian Corporation Law: (i) amend our bylaws; (ii) elect or dismiss members of the board of directors (Conselho de Administração), at any time; (iii) install our fiscal council and elect and dismiss its members, if such body was not installed in the annual shareholders’ meeting; (iv) authorize the issuance of debentures; (v) suspend the rights of a shareholder in the event such shareholder does not comply with obligations imposed by law or our bylaws; (vi) accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock; ; (vii) pass resolutions to reorganize our legal form, to merge, consolidate or split us, to dissolve and liquidate us, to elect and dismiss our liquidators and to examine their accounts; and; (viii) waiver of the requirement to hold a public offering for the acquisition of shares as a condition for delisting from Novo Mercado; (ix) authorize management to declare us insolvent and to request a judicial recovery (recuperação judicial, a procedure involving protection from creditors available under Brazilian law); (x) resolve on the execution of transactions with related parties or the sale or the contribution, to another company, if the transaction value represents more than 50% of our total assets, according to the previous financial statement approved by the shareholders; (vi) any matter submitted by the board of directors.
In accordance with our bylaws, a shareholders’ meeting must be convened with a minimum notice period of 60 days if the agenda includes (i) the cancellation of our registration as a publicly held company, or (ii) any amendment or removal of Article 30, which pertains to the tender offer in case of acquisition of relevant interest.
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

In accordance with article 26 of our bylaws, the minimum mandatory dividend corresponds to the lower of: (i) 25% of the adjusted net profits, and (ii) 10% of the Operating Cash Flow Generation in the relevant fiscal year. The Operating Cash Flow Generation (GCO) is calculated using the following formula: GCO = Adjusted EBITDA – Maintenance Capex, where “EBITDA” means our net profit of the fiscal year expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion. “Adjusted EBITDA” means EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets. “Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the fiscal year.
Acquisition of a Relevant Interest
Any person, including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad solely or jointly with another bound person(s) (person or group of persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests), our shareholder(s) or not, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to a merger and/or a merger of shares), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by us convertible into shares or which give the right to its subscription or purchase of our shares, becomes holder, directly or indirectly, in Brazil or offshore, of any percentage equal to or greater than 20% of the total shares issued by us shall, within the maximum term of 30 days counting from the date of the event which results in the ownership of the relevant interest, launch or, in the case of a registered tender offer in the terms of CVM Resolution 85/22, file a registry request before CVM of, a tender offer for the acquisition of the totality of the shares issued by us, which shall be liquidated in the maximum term of (a) 48 days counting from the launch of the offer not subject to registration, and (b) 180 days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.
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
Pursuant to our bylaws, any person who holds Outstanding Shares in an amount greater than five percent (5%) of the total shares issued by us, and that wishes to carry out a new acquisition of shares issued by us (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to our Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the board of directors or to the Audit Committee; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to investment in us. By “Outstanding Shares” we mean all shares issued by us, except those (i) owned, directly or indirectly, by the controlling shareholder or persons related thereto; (ii) in our treasury; (iii) held by a company controlled by us; and (iv) directly or indirectly held by our directors, officer or other members of our management.
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
Shareholders holding at least ten percent of the free float of our shares may require our management to call a special shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer. If the new valuation price is equal to or lower than the original valuation price, the shareholders making such request as well as those who vote in its favor must reimburse us for any costs incurred in preparing the new appraisal report. If the new valuation price is higher than the original valuation price, the offeror shall then decide whether to proceed with the public tender offer observing the new price or withdraw the tender offer, in which case we will continue to be registered as a publicly-held company.

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
C.Material Contracts
Financing Agreements
For a description of the main agreements comprising our short and long-term indebtedness as of December 31, 2025, see “Item 5.B - Liquidity and Capital Resources—Indebtedness.”

D.Exchange Controls
There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation, which generally require, among other things, obtaining an electronic registration with the Central Bank of Brazil. Under Joint Resolution No. 13/2024, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled.
Investors qualifying under Joint Resolution No. 13/2024 that are not resident in low-tax jurisdiction and are not subject to a privileged tax regime are entitled to favorable tax treatment. See “Item 10.E - Taxation—Material Brazilian Tax Considerations.”
An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by our custodian on behalf of the depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the common shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the common shares are held pursuant to Resolution No. 13/2024 by a duly registered investor or a holder of common shares, who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. Dollars or other foreign currencies upon the disposition of the common shares, or distributions with respect thereto. In addition, if the foreign investor resides in a no favorable tax regime country or is not an investor registered pursuant to Resolution No. 13/2024, the investor will also be subject to less favorable tax treatment.
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
For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of common shares or ADSs: (a) Non-Brazilian Holders registered before the Central Bank of Brazil and the CVM to invest in Brazil in accordance with Joint Resolution No. 13/2024; and (b) other Non-Brazilian Holders, which include Non-Brazilian Holders who invest in Brazilian companies under Law 14.286/2021 and BCB Resolution No. 277 (“foreign direct investment”). As a general rule, Holders that qualify under Joint Resolution No. 13/2024 are subject to a favorable tax regime in Brazil, as described below.

Joint Resolution No. 13/2024 permits foreign investors, defined to include individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain legal and regulatory requirements are fulfilled.
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
According to our interpretation of the applicable law, capital gains realized by a Non-Brazilian Holder on the disposal of common shares sold on a Brazilian stock exchange (which includes a transaction carried out on the organized over-the-counter market) are:
•exempt from income tax when realized by a Non-Resident Holder that (i) is a qualified Holder under Joint Resolution No. 13/2024, and (ii) is not resident or domiciled in a country or location which is defined as a Low or Nil Tax Jurisdiction (as described below);
•arguably subject to income tax at a 15% rate in the case of gains realized by (A) a Non-Brazilian Holder that (1) is not a qualified Holder under Joint Resolution No. 13/2024 and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or by (B) a Non-Brazilian Holder that (1) is a qualified Holder under Joint Resolution No 13/2024 and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; and
•subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Brazilian Holder that is not a qualified Holder under Joint Resolution No 13/2024, and is resident or domiciled in a Low or Nil Tax Jurisdiction.
Any other gains realized by a Non-Brazilian Holder on a sale or disposal of the shares that is not carried out on a Brazilian stock exchange are:
•subject to income tax at the rate of 15% when realized by a Non-Brazilian Holder that (i) is a qualified Holder under Joint Resolution No 13/2024 and (ii) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below), although different interpretations may be raised to sustain the application of the progressive rates set forth by Law No. 13,259/2016;
•subject to income tax at progressive rates ranging from 15% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million) in case of gains realized by a Non-Brazilian Holder that (1) is not a qualified Holder under Joint Resolution No 13/2024 and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below); and
•subject to income tax at a 25% rate in case of gains realized by a Non-Brazilian Holder that is resident or domiciled in a Low or Nil Tax Jurisdiction (as defined below).
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
There is no assurance that the current preferential treatment for Non-Brazilian Holders of common shares under under Joint Resolution No 13/2024 will continue in the future or that it will not be changed in the future. Reductions in the rate of tax provided for by Brazil’s tax treaties generally do not apply to the tax on gains realized on sales or exchange of common shares.
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
Upon receipt of the underlying common shares in exchange for ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar amount of such preferred shares or common shares as a foreign portfolio investment under Joint Resolution No 13/2024 or as a foreign direct investment under BCB Resolution No. 277.

Exchange of common shares for ADSs
Regarding the deposit of common shares in exchange for ADSs, the difference between the acquisition cost of the common shares and the market price of the common shares may be subject to Brazilian income tax at progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million), except for Non-Brazilian Holders located in a Nil or Low Taxation Jurisdiction, which, in this case, would be subject to income tax at a flat rate of 25.0%. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a qualified Holder under Joint Resolution No 13/2024 and is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction.
Taxation of Dividends
Starting January 1, 2026, upon the enactment of Law 15,270/2025, dividends and profits distributed to individuals residing in Brazil will be subject to a 10% withholding tax, applied exclusively to the portion exceeding R$50,000 per month, per distributing company. Dividends and profits distributed to legal entities residing in Brazil are still tax exempt, provided that the profits are generated after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

In addition, a 10% withholding income tax will apply to dividends paid to beneficiaries abroad, regardless of the amount distributed. A tax credit will be available to foreign shareholders if the adjusted effective tax rate (ETR) of the distributing Brazilian legal entity exceeds the applicable nominal corporate income tax rate (generally 34%). Such tax credit may be claimed by foreign shareholders within 360 days from the end of the relevant fiscal year.
Interest Attributed to Shareholders’ Equity
According to Brazilian laws and our bylaws, we may opt to pay income as interest attributed to shareholders’ equity as an alternative to the payment of dividends.
Payment of an interest on equity charge attributed to shareholders’ equity regarding common shares or ADSs as an alternative form of payment to shareholders, including non-Brazilian holders of common shares or ADSs, is subject to Brazilian withholding income tax at the rate of 15% or 25%, in case of a Nil or Low Taxation Jurisdiction holder.
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
Tax treaties signed by Brazil may exceptionally reduce the withholding income tax on the interest attributed to shareholders’ equity.
Tax on foreign exchange transactions (IOF/Exchange)
Pursuant to Decree No. 6,306/2007, dated December 14, 2007, as amended, or Decree No. 6,306/2007, the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) and the conversion of foreign currency into Brazilian currency may be subject to the Tax on Foreign Exchange Transactions or IOF/Exchange. Currently, for most exchange transactions related to the inflow of foreign currency into Brazil, the rate of IOF/Exchange generally applies at a 0.38% rate. Conversely, for most exchange transactions related to the outflow of foreign currency from Brazil, the rate of IOF/Exchange generally applies at a 3.5% rate.

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
Our ADSs are listed on the NYSE and our ADSs should qualify as readily tradable on an established securities market in the United States so long as they are so listed. As described in more detail under “Item 10.E - Taxation—Passive Foreign Investment Company Status,” below, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 and 2024 taxable years and do not expect to be a PFIC in our current taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) taxable year. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Because our shares are not themselves listed on a U.S. exchange, dividends received with respect to our shares that are not represented by ADSs may not be treated as qualified dividends. U.S. holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of our shares.

Subject to generally applicable limitations and conditions, Brazilian dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (IRS) in regulations promulgated in December 2021 and any Brazilian tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Brazilian tax on dividends will be treated as meeting these requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Brazilian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Brazilian dividend tax is not a creditable tax or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Brazilian tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.
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
A U.S. holder generally will not be entitled to credit any Brazilian tax imposed on the sale or other disposition of the shares against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Brazilian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, our shares or ADSs.

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
We believe, and the following discussion assumes, that we were not a PFIC for our taxable year ending December 31, 2025 and that, based on the present composition of our income and assets and the manner in which we conduct our business, we do not expect to be a PFIC in our current taxable year. However, the determination of whether we are a PFIC is a factual determination made annually, and our status could change depending, among other things, upon changes in the composition of our gross income and the relative quarterly average value of our assets. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we were a PFIC for any taxable year in which you hold our shares or ADSs, you will generally be subject to adverse U.S. federal income tax consequences, including the possible imposition of ordinary income treatment for “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that the U.S. Holder has received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter), and gain that that the U.S. Holder recognizes on the sale of the holder’s shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If we are deemed to be a PFIC for a taxable year, dividends on our shares would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation for non-corporate taxpayers. In addition, if we are deemed to be a PFIC for a taxable year, you would be subject to increased reporting requirements. You are encouraged to consult your own tax advisor as to our status as a PFIC and the tax consequences to you of such status.

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
A holder that is not a U.S. person (as defined in the Code) may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
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
Sensitivity Analysis – Foreign Exchange Exposure
For purposes of risk analysis, we use scenarios to evaluate the sensitivity that the variations in long and short positions, indexed in foreign currency, may suffer. We take as a base case the values recognized in accounting on December 31, 2025 and, from there onwards, appreciations and depreciation are simulated, between 25% and 50%, of the real compared to other foreign currencies. For the sensitivity analysis see notes 4.4.1.1. and 4.4.1.2. of our audited consolidated financial statements, included in this Annual Report.
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
On December 31, 2025, we held a long position in VLSFO (very-low sulfur fuel oil) and Brent Crude Oil in the notional amount of US$361.0 million to hedge its logistics costs.

Sensitivity Analysis – Exposure to Commodity Prices

	December 31, 2025
	As of	Effect on income
	Probable	Possible increase (+25%)	Remote increase (+50%)
	(in millions of R$)
Oil derivatives (Brent/VLSFO)	(34.4)	(9.5)	(18.3)
Derivatives by Contract Type
For the open positions of derivatives negotiated in the over-the-counter market, grouped by class of asset and reference index as of December 31, 2025, 2024, see note 4.5. of our audited consolidated financial statements, included in this Annual Report.
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
The effectiveness of our internal control over financial reporting as of December 31, 2025, is based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.
Audit of the Effectiveness of Internal Control over Financial Reporting: Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2025, which is included herein.
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
In order to keep the highest governance standards, every two years we review our Code of Ethics and Conduct to assure that the document is up-to-date and follows best practices and regulations. In 2025, we approved the last revision of our Code of Ethics and Conduct. All of our employees in management positions must reaffirm their commitment with our Code of Ethics and Conduct and to undertake to comply with its principles and guidelines while performing their professional activities by performing mandatory training
Additionally, we have conducted awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments – our Code of Ethics and Conduct and the Ombudsman. Video-learning format regarding the anti-corruption policy and our Code of Ethics and Conduct have been given to employees, in order to reinforce the main guidelines and practices established by our Code of Ethics and Conduct. This training program is mandatory for our employees and at the end of the training each employee signs the training electronically.
ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers during the fiscal years ended December 31, 2025 and 2024.

Year Ended December 31	2025 (In millions of reais)	2024 (In millions of reais)
Audit Fees	19,237.2	20,951.2
Tax Fees	1,661.4	1,440.2
Audit Related Fees	8,493.8	628.8
All Other Fees	—	—
Total	29,392.5	23,020.2

Audit Fees
Audit fees in 2025 and 2024 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. (PCAOB ID 1351) in connection with the audit of our annual financial statements, the reviews of our quarterly financial statements, and the audit of the statutory financial statements of our subsidiaries. Audit fees also include fees for services that can only be reasonably provided by our independent auditors, such as the issuance of consent letters and the review of periodic documents filed with the SEC.
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
ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In the year ended December 31, 2025, we had 28,208,827 (24,875,787 as at December 31, 2024) of own common shares held in treasury, with an average price of R$53.57 per share, with a historical value of R$1,511,146 (R$1,391,309 as at December 31, 2024) and a closing price in December 31, 2025 of R$51.57 per share, with the market corresponding to R$1,454,729 (R$1,536,826 as at December 31, 2024). This change is due to the both January/2024 and August/2024 Repurchase Program, the cancellation of 20,000,000 common shares held in treasury on January 2024, and the cancellation of 40,000,000 common shares held in treasury on August 2024 see “Item 10. Additional Information—A. Share Capital”.

On August 09, 2024, our board of directors approved a new Repurchase Program (“August/2024 Program”) of up to 40,000,000 of its own shares, with a maximum term for carrying out the acquisitions up to February 09, 2026 (inclusive).

Period	Number of Shares	Average Price Paid per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of shares (or units) that May Yet be Purchased under the Plans or Programs
Month 1
August 2024	7,094,000	55.30	7,094,000	32,906,000
Month 2
September 2024	4,021,300	54.97	11,115,300	28,884,700
Month 3
March 2025	699,700	55.26	11,815,000	28,185,000
Month 4
April 2025	3,005,500	50.99	14,820,500	25,179,500
Total	14,820,500	54.33	14,820,500	25,179,500
Additionally, on February 10, 2026, our board of directors approved a new Repurchase Program (“February/2026 Program”) of up to 40,000,000 of its own shares, with a maximum term for carrying out the acquisitions up to August 10, 2027 (inclusive). There were no new repurchases under the February/2026 Program.
The completed repurchase programs mentioned above totaled R$804,803,006 in market value, plus transaction costs of R$446,263 with a total disbursement of R$805,249,269.
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
Nominating/Corporate Governance Committee
NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and detailing its responsibilities, which include, among others, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to a company. We are not required under applicable Brazilian law to have a nominating committee/corporate governance committee and the Brazilian law also does not require that this committee be composed entirely of independent directors, if created. We do have an Appointment and Compensation Committee governed by a written charter, which is an advisory committee of our board of directors composed of three members, all of them independent members. The purpose of such committee is (i) to propose to the board of directors compensation policies and guidelines for managers, members of the Audit Committee and other remunerated committees, subject to the legislation and regulations applicable to the bylaws; (ii) to evaluate and propose appointment of members to compose our management positions, verifying and attesting their qualification to perform their activities, according to the regulations, policies and other rules to which we are subject or have voluntarily adopted.
Compensation Committee
NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non CEO compensation, incentive compensation and equity based plans. We are not required under applicable Brazilian law to have a compensation committee, although we have established an advisory committee, comprised of independent members, to advise on certain of these matters, the Appointment and Compensation Committee. Under the Brazilian Corporation Law, the total amount available for compensation of our directors and executive officers and for profit sharing payments to our executive officers must be established by our shareholders at the annual general meeting. Our board of directors, based on recommendations and analysis of the Appointment and Compensation committee, is responsible for determining the compensation and profit-sharing of our executive officers, as well as the compensation of our board and committee members, which is established according to market standards and internal rules of compensation

Audit Committee
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
Corporate Governance Guidelines
NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have a Corporate Governance Policy which exists to guarantee that principles of transparency, ethics, accountability, compliance with the law, and respect are always assured for everyone, regardless of whether they are shareholders, employees, stakeholders, or other persons related to Suzano. Moreover, it is used as the basis for our business models, policies, and guidelines. We also observe the requirements of the CVM and we adhere to the Novo Mercado listing rules.
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
•Additionally, our internal areas collaborate with each other, encompassing those responsible for day-to-day Information Security and Cybersecurity matters, including our Cybersecurity team, Legal, Audit, Human Resources, and Corporate.
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

Our information security risk management aims to identify, analyze, evaluate, and treat all of our information security risks, as a continuous and measurable process. Relevant information security risks are treated so that they are mitigated, avoided, or accepted. When mitigating, we seek to reduce the likelihood of damage to our assets and business impact whenever possible. Information security risks are periodically reported to the Cybersecurity Management, for the responsible Head, and our Senior Management. Furthermore, relevant information security incidents are also reported to the same responsible parties and, when applicable, to the Competent Authorities within the established deadline.
Our business strategy, operational results, and financial situation have not been materially affected by information security risk or incident, including previous information security incidents. We cannot provide assurance that they will not be affected in the future by such risks and any future incidents.
Governance
Head of Technology
The Head of Technology is primarily responsible for overseeing cybersecurity threat-related risks through the specific Cybersecurity management, and always connects with corporate risks. The Head of Technology has 30 years of experience in information technology, business management, operations and logistics acquired through the leadership of projects and in different types of industries such as consumer goods, electronics, metallurgy, steelmaking, and petrochemicals during 16 years of consulting, and 14 years at a global mining company.
At Suzano, she leads a robust Information Technology team, where one of the managements is responsible for Cybersecurity. In the position of Cybersecurity Manager, we have a leader with expertise in the subject and over 18 years of experience in Cybersecurity.
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

3.3
English translation of the Suzano Shareholders’ Agreement dated as of December 19, 2025, by and among the Suzano Controlling Shareholders. (incorporated by reference to Exhibit 99.1 of Form 6-K filed with the Securities and Exchange Commission on December 19, 2025 (File No. 001-38755)).

8.1	List of Subsidiaries.
11.1	Insider trading policy
11.2	Code of Conduct. (incorporated by reference to Exhibit 11.1 of Registration Statement on Form 20-F filed with the Securities and Exchange Commission on April 26, 2024 (File No. 001-38755)).
12.1	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. †
15.1	Consent Letter of PricewatershouseCoopers Auditores Independentes Ltda.
17.1	List of Subsidiary Issuers and Guarantor of U.S. Registered Securities
97	Clawback Policy (incorporated by reference to Exhibit 11.1 of Registration Statement on Form 20-F filed with the Securities and Exchange Commission on April 26, 2024 (File No. 001-38755)).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File. Formatted in Inline XBRL and contained in exhibit 101.

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

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, on March 23, 2026.

Suzano S.A.

By:	/s/ João Alberto Fernandez de Abreu
Name:	João Alberto Fernandez de Abreu
Title:	Chief Executive Officer

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Chief Financial and Investor Relations Officer

Report of independent registered public accounting firm
To the Board of Directors and Shareholders of Suzano S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Suzano S.A. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flow for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
•Valuation of biological assets
As described in Notes 3.2.8 and 13 to the consolidated financial statements, the Company’s consolidated biological assets balance as of December 31, 2025, of R$ 26,097,164 thousand, are measured at fair value less costs necessary to prepare the assets for their intended use or sale. The fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions including average sale price of eucalyptus in different regions and the average annual forests growth (IMA) of biological assets.
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
•Tax and social security judicial liabilities and uncertainty over income tax treatments
As described in Notes 3.2.12, 3.2.13 and 20 to the consolidated financial statements, as of December 31, 2025, the Company’s consolidated provision for judicial liabilities relating to tax and social security of R$ 2,270,733 thousand (net of judicial deposits) and discloses those that are not probable that a loss will be incurred, in the total amount of R$ 10,417,734 thousand. The Company recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss will be incurred in any of the pending litigation; or (ii) management is unable to estimate the loss for any of the pending matters.
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
February 10, 2026
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
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2025, the Company’s internal control over financial reporting is effective.
PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as stated in their report as of December 31, 2025, which is included herein.

São Paulo, February 10, 2026.

Suzano S.A.

By:	/s/ João Alberto Fernandez de Abreu
Name:	João Alberto Fernandez de Abreu
Title:	Chief Executive Officer

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Chief Financial and Investor Relations Officer

F-4

F-i

CONSOLIDATED BALANCE SHEET

	Note	12/31/2025	12/31/2024
ASSETS
CURRENT
Cash and cash equivalents	5	15,179,753	9,018,818
Marketable securities	6	9,932,774	12,971,547
Trade accounts receivable	7	6,560,607	9,132,860
Inventories	8	8,155,847	7,962,324
Recoverable taxes	9	887,085	929,001
Recoverable income taxes	9	659,202	180,618
Derivative financial instruments	4.5	1,556,978	1,006,427
Advances to suppliers	10	76,818	92,133
Other assets		858,005	889,232
Total current assets		43,867,069	42,182,960

NON-CURRENT
Marketable securities	6	319,680	391,964
Recoverable taxes	9	945,699	1,179,125
Deferred taxes	12	1,504,014	7,984,015
Derivative financial instruments	4.5	8,014,683	2,880,673
Advances to suppliers	10	2,788,262	2,503,537
Judicial deposits		418,301	487,993
Other assets		187,102	156,880

Biological assets	13	26,097,164	22,283,001
Investments	14	1,194,877	1,816,923
Property, plant and equipment	15	64,296,187	64,986,040
Right of use	19.1	5,331,789	5,180,691
Intangible	16	12,970,692	13,902,303
Total non-current assets		124,068,450	123,753,145
TOTAL ASSETS		167,935,519	165,936,105

F-1

CONSOLIDATED BALANCE SHEET

	Note	12/31/2025	12/31/2024
LIABILITIES
CURRENT
Trade accounts payable	17	5,141,386	6,033,285
Loans, financing and debentures	18	3,004,905	10,501,387
Lease liabilities	19	857,810	872,228
Derivative financial instruments	4.5	1,205,029	2,760,273
Taxes payable		240,010	245,353
Income taxes payable		218,238	118,362
Payroll and charges		1,132,713	1,232,971
Liabilities for assets acquisitions and subsidiaries	23	17,719	21,166
Dividends and interest on own capital payable		1,393,121	2,200,917
Advances from customers		132,408	145,200
Other liabilities		429,532	346,796
Total current liabilities		13,772,871	24,477,938

NON-CURRENT
Loans, financing and debentures	18	91,796,352	90,934,144
Lease liabilities	19	6,072,080	6,100,687
Derivative financial instruments	4.5	8,136,320	7,694,547
Liabilities for assets acquisitions and subsidiaries	23	77,121	99,324
Provision for judicial liabilities	20	2,801,738	2,926,750
Employee benefit plans	21	741,143	721,560
Deferred taxes	12		12,596
Share-based compensation plans	22	332,322	361,974
Advances from customers		74,715	74,715
Other liabilities		178,684	116,295
Total non-current liabilities		110,210,475	109,042,592
TOTAL LIABILITIES		123,983,346	133,520,530

SHAREHOLDERS’ EQUITY	24
Share capital		24,235,546	19,235,546
Capital reserves		80,742	60,226
Treasury shares		(1,511,146)	(1,339,197)
Profit reserves		20,118,234	12,978,898
Accumulated other comprehensive income		888,669	1,348,796
Retained earnings
Controlling shareholders'		43,812,045	32,284,269
Non-controlling interest		140,128	131,306
Total equity		43,952,173	32,415,575
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		167,935,519	165,936,105

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	12/31/2025	12/31/2024	12/31/2023
NET SALES	27	50,115,679	47,403,282	39,755,575
Cost of sales	29	(33,889,504)	(27,401,527)	(25,076,675)
GROSS PROFIT		16,226,175	20,001,755	14,678,900

OPERATING (EXPENSES) INCOME
Selling	29	(3,312,740)	(2,938,547)	(2,596,377)
General and administrative	29	(2,790,154)	(2,619,844)	(1,923,228)
Loss from associates and joint ventures	14	(409,212)	(13,845)	(19,379)
Other operating (expenses) income, net	29	934,940	1,261,573	2,076,372
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		10,649,009	15,691,092	12,216,288

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(6,883,755)	(5,541,903)	(4,659,162)
Financial income		1,766,626	1,737,434	1,825,649
Derivative financial instruments, net		7,328,684	(9,112,683)	5,526,714
Monetary and exchange variations, net		7,550,610	(15,884,993)	3,087,727
NET INCOME (LOSS) BEFORE TAXES		20,411,174	(13,111,053)	17,997,216

Income and social contribution taxes
Current	12	(518,379)	(1,365,599)	(395,392)
Deferred	12	(6,455,108)	7,431,946	(3,495,443)
NET INCOME (LOSS) FOR THE YEAR		13,437,687	(7,044,706)	14,106,381

Attributable to
Controlling shareholders’		13,408,189	(7,074,198)	14,084,848
Non-controlling interest		29,498	29,492	21,533

Earnings (loss) per share
Basic	25.1	10.84189	(5.59313)	10.85794
Diluted	25.2	10.81555	(5.59313)	10.85387

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	12/31/2025	12/31/2024	12/31/2023
Net income (loss) for the year	13,437,687	(7,044,706)	14,106,381
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income (1)	(220,314)	(362,797)	(1,311)
Tax effect on the fair value of investments	629	(1,434)	446

Actuarial gain (loss) on post-employment plans of subsidiaries	(1,455)	5,430	(480)
Tax effect of the actuarial (gain) loss	495	(1,846)	163

Actuarial gain (loss) on post-employment plans of parent company	8,769	132,344	(128,047)
Tax effect of the actuarial (gain) loss	(2,981)	(44,997)	43,536
Items with no subsequent effect on income (loss)	(214,857)	(273,300)	(85,693)

Exchange rate variations on conversion of financial information of the subsidiaries abroad	(105,405)	163,185	4,707
Realization of exchange variation on investments abroad	(23,656)		471
Items with subsequent effect on income (loss)	(129,061)	163,185	5,178
Total comprehensive income (loss)	13,093,769	(7,154,821)	14,025,866

Attributable to
Controlling shareholders’	13,064,271	(7,184,313)	14,004,333
Non-controlling interest	29,498	29,492	21,533
(1) Includes fair value measurement of Lenzing Aktiengesellschaft in the amount of R$(218,465) (R$(367,014) as of December 31, 2024).

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital	Capital reserves	Treasury shares	Profit reserves	Accumulated other comprehensive income	Retained earnings	Total controlling shareholders' equity	Non-controlling interest	Total consolidated shareholders' equity
Balances at December 31, 2022		9,235,546	18,425	(2,120,324)	24,207,869	1,719,516		33,061,032	105,333	33,166,365
Net income for the year							14,084,848	14,084,848	21,533	14,106,381
Other comprehensive income						(80,515)		(80,515)		(80,515)
Interest on own capital							(1,500,000)	(1,500,000)		(1,500,000)
Transactions with non-controlling interests									(9,336)	(9,336)
Share repurchase	24.5			(880,914)				(880,914)		(880,914)
Unclaimed dividends forfeited	24.5			1,517,224	(1,517,224)
Stock options granted	22.2		8,319					8,319		8,319
Constitution of reserves	24.6				12,685,553		(12,685,553)
Realization of deemed cost, net of taxes						(100,705)	100,705
Balances at December 31, 2023		9,235,546	26,744	(1,484,014)	35,376,198	1,538,296		44,692,770	117,530	44,810,300
Net income (loss) for the year							(7,074,198)	(7,074,198)	29,492	(7,044,706)
Other comprehensive income						(110,115)		(110,115)		(110,115)
Interest on own capital					(2,500,000)			(2,500,000)		(2,500,000)
Unclaimed dividends forfeited							1,300	1,300		1,300
Transactions with non-controlling interests									(15,716)	(15,716)
Share repurchase	24.5			(2,806,764)				(2,806,764)		(2,806,764)
Unclaimed dividends forfeited	24.5			2,903,787	(2,903,787)
Stock options granted	22.2		81,276					81,276		81,276
Stock options exercised	22.2		(47,794)	47,794
Capital increase reserve		10,000,000			(10,000,000)
Constitution of reserves	24.6				321,671		(321,671)
Loss absorption					(7,315,184)		7,315,184
Realization of deemed cost, net of taxes						(79,385)	79,385
Balances at December 31, 2024		19,235,546	60,226	(1,339,197)	12,978,898	1,348,796		32,284,269	131,306	32,415,575
Net income for the year							13,408,189	13,408,189	29,498	13,437,687
Other comprehensive loss						(343,918)		(343,918)		(343,918)
Minimum mandatory dividends							(1,385,628)	(1,385,628)	(5,501)	(1,391,129)
Additional dividends									(9,800)	(9,800)
Unclaimed dividends forfeited							566	566		566
Transactions with non-controlling interests									(5,375)	(5,375)
Share repurchase	24.5			(191,918)				(191,918)		(191,918)
Stock options granted	22.2		45,642					45,642		45,642
Stock options exercised			(25,126)	19,969				(5,157)		(5,157)
Capital increase	1.2.2	5,000,000			(5,000,000)
Constitution of reserves	24.6				12,139,336		(12,139,336)
Realization of deemed cost, net of taxes						(116,209)	116,209
Balances at December 31, 2025		24,235,546	80,742	(1,511,146)	20,118,234	888,669		43,812,045	140,128	43,952,173

CONSOLIDATED STATEMENTS OF CASH FLOW

	12/31/2025	12/31/2024	12/31/2023
OPERATING ACTIVITIES
Net income (loss) for the year	13,437,687	(7,044,706)	14,106,381
Adjustment to
Depreciation, depletion and amortization	10,913,290	8,874,931	6,999,839
Depreciation of right of use	383,968	349,064	321,271
Interest expense on lease liabilities (Note 19.2)	467,879	451,148	441,596
Income from disposal and write-off of non-current assets (Note 28)	475,267	163,033	331,285
Loss from associates and joint ventures	409,212	13,845	19,379
Exchange rate and monetary variations, net (Note 26)	(7,550,610)	15,884,993	(3,087,727)
Interest expenses on financing, loans and debentures (Note 26)	5,953,778	5,413,707	4,797,094
Capitalized loan costs (Note 26)	(274,731)	(959,968)	(1,160,364)
Accrual of interest on marketable securities	(1,029,877)	(1,254,424)	(1,352,522)
Amortization of transaction costs, premium and discounts (Note 26)	101,926	80,099	67,353
Derivative (gains) loss, net (Note 26)	(7,328,684)	9,112,683	(5,526,714)
Fair value adjustment of biological assets (Note 13)	(1,516,458)	(1,431,530)	(1,989,831)
Deferred income tax and social contribution (Note 12.2)	6,455,108	(7,431,946)	3,495,443
Interest on actuarial liabilities and cost of current service (Note 21.2.3)	79,287	75,850	69,231
Provision (reversal) for judicial liabilities, net (Note 20.1)	(49,754)	138,318	139,934
Provision (reversal) for doubtful accounts, net (Note 7.3)	119,417	2,585	35,202
Provision for inventory losses, net (Note 8.1)	141,635	77,353	31,419
Provision for loss of ICMS credits, net (Note 9.1)	193,152	130,727	348,628
Premium expenses on early settlements (Note 26)	110,060
Other	92,622	69,535	66,938
Decrease (increase) in assets
Trade accounts receivable	1,586,613	(808,785)	2,155,448
Inventories	(216,357)	(863,648)	(48,673)
Recoverable taxes	(413,422)	(95,411)	(666,681)
Other assets	259,705	6,185	328,800
Increase (decrease) in liabilities
Trade accounts payable	6,630	2,164,832	463,003
Taxes payable	384,227	296,169	329,556
Payroll and charges	(91,499)	364,817	73,096
Other liabilities	(218,901)	(27,706)	(277,538)
Cash generated from operations	22,881,170	23,751,750	20,510,846
Payment of interest on financing, loans and debentures (Note 18.3)	(5,817,907)	(5,241,389)	(4,728,998)
Capitalized loan costs paid	274,731	959,968	1,160,364
Premium expenses on early settlements	(110,060)
Interest received on marketable securities	1,213,789	1,500,437	681,268
Payment of income taxes	(289,548)	(366,339)	(308,002)
Cash provided by operating activities	18,152,175	20,604,427	17,315,478

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(4,578,826)	(9,190,589)	(11,674,183)
Additions to intangible (Note 16)	(82,492)	(162,042)	(104,931)
Additions to biological assets (Note 13)	(7,913,483)	(7,180,450)	(5,777,952)
Proceeds from sales of property, plant and equipment and biological assets	122,729	167,983	183,576
Capital increase in affiliates (Note 14.3)	(21,979)	(41,281)	(48,462)
Marketable securities, net	2,941,921	205,954	(5,296,370)
Advances for acquisition of wood from operations with development and partnerships	(300,040)	(294,952)	(690,908)
Dividends received	8,835		44,789
Asset acquisition		(2,595,974)	(1,615,140)
Acquisition of subsidiaries			(1,060,718)
Acquisition of other investments	(9,392)	(1,440,503)
Net cash from acquisition of subsidiaries		19,113	5,002
Cash used in investing activities	(9,832,727)	(20,512,741)	(26,035,297)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	23,871,760	15,692,905	10,944,794
Proceeds (payments) from derivative transactions (Note 4.5.4)	530,655	(550,581)	3,559,286
Payment of loans, financing and debentures (Note 18.3)	(22,353,325)	(9,410,807)	(4,296,447)
Payment of leases (Note 19.2)	(1,447,973)	(1,325,398)	(1,218,399)
Payment of interest on own capital and dividends	(2,208,158)	(1,624,653)	(192,532)
Liabilities for assets acquisitions and subsidiaries	(20,668)	(58,467)	(116,924)
Shares repurchased (Note 24.5)	(191,918)	(2,806,764)	(880,914)
Cash used by financing activities	(1,819,627)	(83,765)	7,798,864

Increase (Decrease) in cash and cash equivalents, net	6,499,821	7,921	(920,955)
At the beginning of the year	9,018,818	8,345,871	9,505,951
Exchange variation on cash and cash equivalents	(338,886)	665,026	(239,125)
At the end of the year	15,179,753	9,018,818	8,345,871
Increase (Decrease) in cash and cash equivalents, net	6,499,821	7,921	(920,955)

F-7

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Professor Magalhães Neto Avenue, No. 1,752 - 10th floor, rooms 1010 and 1011, Pituba District, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
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
The Company also has six technology centers, four located in Brazil, one in China and one in Israel focused on product development and industrial process improvement.
In addition, it has a global logistics structure that supports its commercial and export operations. In Brazil, the Company has 29 distribution centers and four ports, strategically located for the distribution of its products. Abroad, the structure consists of approximately 73 terminals, distributed across Asia, Europe, the United States, Ecuador and Argentina.
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
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 49.28% of the common shares of its share capital (49.25% as of December 31, 2024).
These consolidated financial statements were authorized by the the Board of Directors on February 10, 2026.

1.1 Equity interests
The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	12/31/2025	12/31/2024
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltda. (Direct)	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltda. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Suzano Argentina S.A.U (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	100.00%	100.00%
Suzano Finland Oy (Direct) (3)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland		100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Holding B.V. (Direct)	Holding	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Packaging LLC (Indirect)	Production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock	United States of America	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltda. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltda. (Direct)	Business office	China	100.00%	100.00%
Suzano Singapura Pte. Ltda. (Direct)	Business office	Singapore	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

Joint operation

			% equity interest
Entity/Type of investment	Main activity	Country	12/31/2025	12/31/2024
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

Equity
Allotrope Energy Ltd (Indirect) (2)	Research and development of battery technology based on carbon derived from lignin biomass	England	20.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	16.66%	16.66%
Muçununga Serviços Ambientais, Restauração e Carbono Ltda. (Indirect) (1)	Restoration, conservation and preservation of forests	Brazil	8.33%
Ensyn Corporation (Direct) (4)	Biofuel research and development	United States of America		24.80%
F&E Technologies LLC (Direct/Indirect) (5)	Biofuel production, except alcohol	United States of America		50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Simplifyber, Inc. (Indirect)	Production of consumer goods through the transformation of cellulose-based liquids	United States of America	14.20%	13.91%
Spinnova Plc. (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	18.76%	18.77%
Woodspin Oy (Direct/Indirect) (“Woodspin”) (3)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	18.76%	50.00%
Spinnova Refining Oy (Indirect) (3)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	18.76%

Fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A. (Indirect)	Software solutions based on artificial intelligence and computer vision for agribusiness	Brazil	5.82%	5.82%
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%
Lenzing Aktiengesellschaft (Indirect)	Production of wood-based cellulose fibers	Austria	15.00%	15.00%
Nfinite Nanotechnology Inc. (Indirect)	Research and development of smart nanocoatings	Canada	4.90%	5.00%
(1) On September 24, 2025, Biomas Serviços Ambientais, Restauração e Carbono S.A. reduced its ownership interest in Muçununga Serviços Ambientais, Restauração e Carbono Ltda. from 100% to 50%, which remains an indirect investee of Suzano S.A.
(2) On September 30, 2025, pursuant to the Advance Subscription Agreement (ASA) entered into in December 2022, the investment made through Suzano Ventures in Allotrope Energy Ltd, held indirectly by Suzano S.A., was converted into preferred shares, corresponding to 20% of the investee's share capital.
(3) On October 3, 2025, the transaction with Spinnova Plc was completed, involving the transfer of the Company’s interest in Woodspin Oy and Suzano Finland Oy. Following the transaction, Suzano Finland Oy was renamed Spinnova Refining Oy, and Spinnova became the sole owner (100%) of both entities. The Company, in turn, retained an indirect interest in these companies.
(4) On November 26, 2025, the Company sold its entire interest in Ensyn Corporation.
(5) On December 29, 2025, the Company completed the liquidation of F&E Technologies LLC.

1.2 Major events in the year
1.2.1 Acquisition of an interest in a global tissue business
On June 5, 2025, the Company announced that its wholly owned subsidiary, Suzano International Holding B.V., incorporated in the Netherlands, entered into an Equity and Asset Purchase Agreement with Kimberly-Clark Corporation (“K-C”) for the acquisition of 51% equity interest (the “Transaction”) in a newly formed company in the Netherlands (“Target Company”).
The Transaction involves the acquisition of assets and businesses related to the manufacturing, marketing, distribution, and sale of tissue products in selected jurisdictions across the Americas, Europe, Asia, Africa, and Oceania. The Transaction includes 22 production facilities located in 14 countries. In addition, certain regional brands will be transferred to the Target Company, and certain global brands will be licensed by K-C to the Target Company in the relevant regions on a royalty-free, long-term basis.
K-C will retain the remaining 49% ownership interest in the Target Company. The Transaction also includes a call option granted to Suzano to acquire K-C’s remaining 49% stake, exercisable from the third anniversary of the closing date or, under certain conditions, earlier.

The agreed purchase price for the 51% interest is USD1,734 billion (equivalent to R$9,541 billions) to be paid in cash in full at closing, is subject to customary adjustments applicable to transactions of this nature. The closing of the transaction is subject to the satisfaction of customary precedent conditions, including regulatory approvals and local corporate reorganizations, and is expected to occur by mid-2026.
In accordance with IFRS 3 – Business Combinations, the Company will assess, on the closing date, the appropriate accounting treatment of the transaction, based on its final scope and the nature of the assets and operations transferred to the Target Company.
As of the issuance date of these financial statements, the Transaction has not had any accounting impacts on the Company’s consolidated financial information.
1.2.2 Share capital increase
On December 10, 2025, the Board of Directors approved the increase in the Company's share capital, in the amount of R$5,000,000, without the issuance of new shares, pursuant to article 169, paragraph 1, of the Brazilian Corporation Law, paid in through the capitalization of the balance of the Capital Increase Reserve in the amount of R$2,807,632 and part of the balance of the Investment Reserve in the amount of R$2,192,368, pursuant to Article 199 of the Brazilian Corporation Law.
1.2.3 Interim Dividends
On December 10, 2025, the Board of Directors approved the distribution of interim dividends by the Company, in the total amount of R$1,380,000, at the rate of R$1.11658725 per share, with payment made on February 4, 2026. The dividends were calculated based on the quarterly financial statements as of September 30, 2025, and were credited toward the mandatory minimum dividend for the fiscal year ended December 31, 2025.
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
The preparation of consolidated financial statements requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods. The accounting practices requiring a higher level of judgment, and those which are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in Note 3.2.19.
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
There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies presented in note 3.1, adopted as of January 1, 2025.
3.1 New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s consolidated financial statements, are described below.
3.1.1 Amendments to IAS 21: Lack of interchangeability (applicable for annual on/or after January 1, 2025)
The changes will create requirements for the entity to apply a consistent approach to assessing whether a currency is exchangeable for another currency and, when it is not, to determining the appropriate exchange rate to use and the disclosures to be made.
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
3.2 Accounting policies adopted
The standards and interpretations issued up to the date of the Company's consolidated financial statements are described below.
3.2.1 Financial statements
3.2.1.1 Consolidated financial statements
They are prepared using information from Suzano and its subsidiaries on the same base date, except for the subsidiary Suzano Packaging and the affiliates Biomas, Simplifyber, which have a lag of less than three months in relation to the base date of these financial statements, in accordance with the provisions of IAS 28. The Company evaluates the effects of timing differences and incorporates the impact of relevant events into the consolidated results. As of December 31, 2025, no material transactions were identified that would affect the financial position presented in the financial statements
On December 31, 2025, Suzano had an investment in the associate Spinnova, in the amount of R$54,393, representing 18.76% of the equity of this associate. Up to the date of this report, the latest financial statements published for this investment were more than three months out of date. In these circumstances, the investment is measured based on the latest information available, with the necessary adjustments being made as a result of the effects of significant transactions and events, which have no material effect on the consolidated result.
The Company consolidates all subsidiaries over which it has direct or indirect control, i.e. when it is exposed to or has the right to variable returns on its investment with the investee and has the ability to direct the relevant activities of the investee. When applicable, the participation of non-controlling shareholders is disclosed separately.

In addition, all transactions and balances between Suzano and its subsidiaries, associates and joint operations were eliminated in consolidation, as well as the unrealized profits or losses arising from these transactions, net of tax effects, investments and the respective equity results.
3.2.2 Investments

3.2.2.1 Subsidiaries
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
3.2.2.2 Joint operations
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
3.2.2.3 Associates and joint ventures
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
3.2.2.4 Business combinations
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
3.2.3 Translation of financial statements into the functional and presentation currency
The Company has determined that, for the parent company and all its subsidiaries, the functional and presentation currency is the Brazilian Real. The subsidiaries that are exceptions and do not have the Real as their functional currency are:
•Suzano Packaging , a foreign subsidiary whose functional currency is the U.S. Dollar;
•Simplifyber, an overseas associate whose functional currency is the U.S. Dollar;
•Spinnova, an overseas associate whose functional currency is the Euro.
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
3.2.4 Transactions and balances in foreign currency
These are translated using the following criteria:
(i)Monetary assets and liabilities are translated at the exchange rate in effect at year-end;
(ii)Non-monetary assets and liabilities are translated at the historical rate of the transaction;
(iii)Revenue and expenses are translated based on monthly average rate; and
(iv)The cumulative effects of gains or losses upon translation are recognized in the financial results of the year.
The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income are reclassified from equity to profit or loss at the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.
3.2.5 Segment information

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
The operating segments defined by Management are as follows:
Pulp: comprises the production and sale of short-fiber eucalyptus pulp and fluff pulp, primarily to supply the international market.
Paper: comprises the production and sale of paper to meet the demands of both domestic and international markets. Sales of consumer goods (tissue) are classified within this segment due to their immateriality.

3.2.6 Financial instruments

3.2.6.1 Classification
Financial instruments are classified based on the purpose for which the financial instruments were acquired, as set forth below:
(i)Amortized cost;
(ii)Fair value through other comprehensive income; and
(iii)Fair value through profit or loss.
Regular purchases and sales of financial assets are recognized on the trade date, meaning the date on which the Company commits to purchase or sell the asset. Financial instruments are derecognized when the rights to receive cash flow from the investments have expired or have been transferred, substantially, all of the risks and rewards of ownership.

3.2.6.1.1 Financial instruments measured at amortized cost
Financial instruments held by the Company: (i) in order to receive their contractual cash flow and not to sell to realize a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flow that exclusively represents payments of principal and interest on the principal amount outstanding. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method, and adjusted for foreign exchange and monetary variations incurred, when applicable. Any changes are recognized under financial income (expenses) in the income statement.
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
Trade accounts payable and supplier finance arrangement
Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business.
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
Loans, financing and debentures

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
3.2.6.1.2 Financial instruments at fair value through other comprehensive income
Financial instruments at fair value through other comprehensive income are financial assets held by the Company: (i) either to receive their contractual cash flow through sale with the realization of a profit or loss; and (ii) whose contractual terms give rise, on specified dates, to cash flows constituting, exclusively, repayments of principal and interest on the principal amount outstanding. In addition, this category includes investments in equity instruments where, upon initial recognition, the Company elected to present subsequent changes in its fair value within other comprehensive income. Any changes are recognized under net financial income (expenses) in the income statement, except for the fair value of investments in equity instruments, which are recognized in other comprehensive income.
Includes the balance presented in Note 14.1 as other investments evaluated at fair value through other comprehensive income.
For such financial assets, the Company periodically assesses whether there are significant or prolonged reductions in the fair value of the instrument below its cost, in order to identify potential impairment and the corresponding impairment loss, measured as the difference between the acquisition cost and the current fair value, less any loss previously recognized in other comprehensive income.

3.2.6.1.3 Financial instruments at fair value through profit or loss
Financial instruments at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized within financial income (expenses) in the income statement for non-derivative financial instruments and for financial derivative instruments within income from derivative financial instruments.
Derivative financial instruments and hedging activities
Hedging instruments are derivatives executed exclusively for the purpose of mitigating the Company’s financial risks.
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

3.2.7 Inventories
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
3.2.8 Biological assets
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
3.2.9 Property, plant and equipment
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
3.2.10 Leases
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
Short-term or low-value contracts which are exempt from these standards are contracts where the individual value of the assets is lower than USD5, and for which the maturity date is shorter than 12 months, are expensed as incurred.
3.2.11 Intangible assets
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
Amortization of supplier and port services contracts, port concessions, lease agreements, and cultivars is recognized in cost of sales. Amortization of customer relationships is recognized in selling and marketing expenses. Amortization of trademarks and patents, non-compete agreements, research and development agreements, and system development and implementation costs is recognized in general and administrative expenses. Amortization of software is recognized based on its functional use and may be included in cost of sales, selling or general and administrative expenses.
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
This testing involved the adoption of significant assumptions and judgments, disclosed in Note 16.
3.2.12 Current and deferred income tax and social contribution and uncertainty over income tax treatments (IFRIC 23)
Income taxes include income tax and social contribution on net income, current and deferred. These taxes are recognized in the income statement, except to the extent that they relate to items recognized directly in equity. In this case, they are recognized in equity under other reserves.
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
The parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, is added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

3.2.13 Provisions, contingent assets and liabilities
Contingent assets are not recorded. Recognition is only performed when there are guarantees or favorable judicial decisions and the amounts of these can be measured reliably. Contingent assets for which such conditions are not met are only disclosed in the notes to the financial statements when their amounts are material.
Provisions for liabilities are made to the extent that the Company expects that is probable that it will disburse cash, and the amount can be reliably estimated. Tax, civil, environmental and labor proceedings are accrued when losses are assessed as probable, and the amounts involved can be measured reliably, being recorded net of judicial deposits, under “provisions for judicial liabilities”. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Contingent liabilities assessed as representing remote losses are neither accrued nor disclosed.
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
3.2.14 Share based payments
The Company’s executives and managers receive part of their compensation through share-based payment plans, settled in cash and shares.
Expenses related to these plans are recognized in the income statement as administrative expenses over the vesting period, based on the fair value determined at the grant date for equity-settled plans and remeasured at each reporting date for cash-settled plans. The changes in the fair value of cash-settled plans are recognized under administrative expenses in the statement of profit or loss. The corresponding entry is recognized in non-current liabilities for cash-settled plans and in shareholders’ equity for equity-settled plans.

3.2.15 Employee benefits
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

3.2.16 Government grants and assistance
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
3.2.17 Revenue recognition
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
For the Paper and Consumer Goods operating segments, revenue is also recognized upon the transfer of control to the customer, based on (i) the applicable Incoterms and (ii) the lead time, for transactions carried out in both foreign and domestic markets.
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
3.2.18 Employee and management profit sharing
Employees are entitled to profit sharing based on certain goals agreed annually. For the Administrators, the basis is the legal and statutory provisions proposed by the Board of Directors and approved by the shareholders are used as a basis. Provisions for participation are recognized in the payroll and charges against to administrative expenses during the period in which the targets are attained.

3.2.19 Material accounting judgments, estimates and assumptions
As disclosed in Note 2, Management applied judgments, estimates, and accounting assumptions to reflect future conditions and expectations. Such assumptions, based on available information and relevant economic factors, may involve uncertainties that could result in significant changes in the carrying amounts of assets, liabilities, income, and expenses in subsequent periods.
The Company reviews the estimates and underlying assumptions used in its accounting estimates on an annual basis. Revisions to the accounting estimates are recognized in the period during which the estimates are revised. The main matters subject to these estimates are presented below:
Fair value of financial instruments (Note 4):
The measurement of the fair value of financial instruments requires significant management judgment, especially for transactions contracted in over-the-counter markets or with low liquidity. These calculations involve assumptions regarding future interest rates, foreign exchange coupon curves, volatility, commodity prices, and counterparties’ credit risk, using models such as discounted cash flow and Garman-Kohlhagen for options. The estimates consider normal market conditions at the reporting date, without forced liquidation, and rely on observable inputs (rates, curves, volatilities) and unobservable inputs (spreads and risk adjustments), in accordance with IFRS 13 fair value hierarchy. Changes in these assumptions, such as variations in interest rate curves, exchange rates, or input prices, may significantly impact the fair values recognized, affecting assets, liabilities, and the results for the period.
The main risks arise from the volatility of financial markets and the sensitivity of the assumptions used in fair value measurement. Abrupt changes in exchange rates, interest rates, or commodity prices may result in significant adjustments to derivative and non-derivative financial instruments, influencing profit or loss and equity. In addition, external factors such as economic crises, regulatory changes, or reduced liquidity may affect the reliability of the estimates, increasing the subjectivity of the calculations. As these instruments are predominantly classified within Level 2 of the fair value hierarchy, there is greater reliance on internal models and unobservable inputs, which increases the degree of uncertainty. Suzano mitigates these risks through robust financial policies, daily monitoring of positions, sensitivity analyses, and periodic reviews of the assumptions used.
Annual analyses of the recoverability of taxes (Notes 9 and 12):
The annual assessment of the recoverability of taxes is essential to ensure that deferred tax assets and tax credits recognized by Suzano appropriately reflect the expectation of future realization. These assets depend on projections of taxable results, offsetting plans, and interpretations of tax legislation, requiring significant management judgment. The determination of recoverability involves assumptions regarding economic growth, future profitability, the utilization of tax losses and negative bases of corporate income tax and social contribution, as well as the assessment of risks related to uncertain tax positions in accordance with ICPC 22/IFRIC 23.
As these estimates are sensitive to changes in the economic and regulatory environment, their proper measurement is critical to the transparency and reliability of the financial statements.
The main risks arise from uncertainty regarding the generation of sufficient taxable profits to realize tax credits, as well as the possibility of changes in legislation or tax interpretations that may affect the utilization of these assets. Changes in profit projections, revisions to strategic plans, or unfavorable decisions in tax disputes may lead to the need for significant adjustments to the recorded balances. In addition, because this assessment involves judgments about future scenarios and complex tax positions, there is a risk of volatility in profit or loss and equity if the assumptions do not materialize. Suzano mitigates these risks through periodic reviews, support from legal opinions, and continuous monitoring of tax contingencies.
Fair value of biological assets (Note 13):

The measurement of the fair value of biological assets is essential to appropriately reflect, in Suzano’s financial statements, the economic value of the eucalyptus forests used as raw material in pulp production. This process involves significant assumptions, such as mean annual increment (IMA), wood prices, establishment costs, land opportunity cost, discount rate (WACC), and inflation, all based on long-term projections and region-specific conditions. As these variables are sensitive to changes in market conditions, climate, and productivity, the judgments and estimates applied by Management have a direct impact on the carrying amount of the assets and, consequently, on the Company’s results.
The main risks arise from the inherent uncertainty in the assumptions used to calculate fair value. Variations in wood prices, forest growth rates (IMA), establishment costs, or the discount rate may result in significant adjustments to biological assets and affect operating results. In addition, external factors such as regulatory changes, climatic events, pests, or fires may impact productivity and projected cash flows, increasing fair value volatility. As this measurement is classified as Level 3 in the IFRS 13 fair value hierarchy and is based on unobservable inputs, there is a higher degree of subjectivity and a need for robust controls to ensure the reliability of the information.
Annual analysis recoverable amount of goodwill (Note 16):
Goodwill is tested for recoverability annually or whenever there are indications of impairment. For testing purposes, assets are allocated to the Cash-Generating Units (CGUs) to which the goodwill is associated. The recoverable amount is determined based on value in use, calculated from discounted cash flows, considering financial projections approved by Management for a five-year horizon, plus a long-term growth rate for subsequent periods.
Key assumptions include the discount rate (WACC), which reflects the weighted average cost of capital adjusted for business risk and market conditions; the perpetuity growth rate, based on sustainable growth expectations for the sector; operating margins, estimated according to historical performance and market outlook; and revenue projections, based on macroeconomic assumptions, competitive dynamics, and strategic plans.
These assumptions involve significant judgment and are subject to uncertainties, particularly regarding the discount rate, where variations can substantially impact the recoverable amount; the growth rate, where changes can reduce the test’s safety margin; and operational performance, which may be affected by changes in the economic or competitive environment, impacting revenue and margin projections. If these assumptions do not materialize, an impairment loss may need to be recognized in future periods.
Provision for judicial liabilities (Note 20):
The Company is a party to judicial and administrative proceedings of a tax, civil, environmental and labor nature. A provision for legal contingencies is recognized when there is a present obligation arising from past events and when Management, based on the opinion of legal counsel, considers an outflow of resources to settle the obligation to be probable and the amount involved can be reliably estimated.
The amount provided is calculated taking into account the probability of loss, classified as probable, possible or remote according to legal assessment; the estimated cash outflow, based on the history of decisions, applicable case law and the procedural stage of the cases; and monetary restatement and charges, applied in accordance with applicable legislation.
Significant assumptions include legal interpretation, as changes in case law or decisions by higher courts may significantly affect the probability of loss; the estimation of amounts, which may vary as a result of new calculations, expert reports or updates to legal bases; and the regulatory environment, since legislative changes may impact the obligation or the estimated amount.
The provisions involve significant judgments and are subject to uncertainties, especially in long-term proceedings or cases involving complex matters. Should there be changes in assumptions or in legal interpretation, additional provisions may be recognized or reversals may occur in future periods.

3.3 Accounting policies not yet adopted
The new and changed standards and interpretations issued, but not yet adopted up to December 31, 2025, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when they come into force, and does not expect them to have a material impact on the financial statements except for the IFRS 18 as disclosed below.
3.3.1 Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (applicable for annual on/or after January 1, 2026)
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
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
3.3.2 IFRS 18 Presentation and Disclosure in Financial Statements (applicable for annual on/or after January 1, 2027)
In April 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements, which will replace IAS 1 – Presentation of Financial Statements, introducing new requirements with the aim of increasing the comparability of financial performance between entities and providing more relevant and transparent information to users of financial statements.
Although IFRS 18 does not change the recognition or measurement of items, significant impacts are expected on the presentation and disclosure of financial statements, especially with regard to the structure of the income statement, the disclosure of performance measures defined by management, the principles of aggregation and disaggregation of information, and certain aspects of the cash flow statement.
The Company is currently assessing the impacts of adopting IFRS 18 on its consolidated financial statements. Based on a preliminary assessment, the following possible effects stand out, among others: changes in the presentation of results, resulting from the new classification of revenues and expenses into standardized categories and the introduction of new subtotals; possible adjustments in the presentation of the main financial statements, with the regrouping or greater detail of certain lines, in accordance with the new principles of aggregation and disaggregation; new disclosure requirements related to performance measures defined by Management; and adjustments in the presentation of the cash flow statement, in accordance with the new requirements of the standard.
IFRS 18 is effective for fiscal years beginning on or after January 1, 2027, with retrospective application, so that comparative information for the fiscal year ended December 31, 2026, will be restated upon initial adoption of the standard.
3.3.3 IFRS 19 Subsidiaries without Public Accountability: Disclosures (applicable for annual on/or after January 1, 2027)
Issued in May 2024, IFRS 19 allows for certain eligible subsidiaries of parent entities that report under IFRS Accounting Standards to apply reduced disclosure requirements.

3.3.4 Amendment to IAS 21 - Effects of Changes in Foreign Exchange Rates (applicable for annual on/or after January 1, 2027)
On 13 November 2025, the IASB issued targeted amendments to IAS 21 specifying the procedures to be applied for translating amounts from a functional currency of a non‑hyperinflationary economy into a presentation currency of a hyperinflationary economy.
3.3.5 Annual Improvements to IFRS Accounting Standards – Volume 11
These amendments are intended to enhance clarity in the wording of certain standards (IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7) and to remedy omissions, inconsistencies or unintended effects resulting from the application of such standards.

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

4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	12/31/2025	12/31/2024
Assets
Amortized cost
Cash and cash equivalents	5	15,179,753	9,018,818
Trade accounts receivable	7	6,560,607	9,132,860
Other assets (1)		595,069	628,275
		22,335,429	18,779,953
Fair value through other comprehensive income
Investments	14.1	901,181	1,138,066
		901,181	1,138,066
Fair value through profit or loss
Derivative financial instruments	4.5.1	9,571,661	3,887,100
Marketable securities	6	10,252,454	13,363,511
		19,824,115	17,250,611
		43,060,725	37,168,630
Liabilities
Amortized cost
Trade accounts payable	17	5,141,386	6,033,285
Loans, financing and debentures	18.1	94,801,257	101,435,531
Lease liabilities	19.2	6,929,890	6,972,915
Liabilities for assets acquisitions and subsidiaries	23	94,840	120,490
Dividends and interests on own capital payable		1,393,121	2,200,917
Other liabilities (1)		141,884	143,330
		108,502,378	116,906,468
Fair value through profit or loss
Derivative financial instruments	4.5.1	9,341,349	10,454,820
		9,341,349	10,454,820
		117,843,727	127,361,288
		74,783,002	90,192,658
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
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	12/31/2025	12/31/2024
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	36,655,663	48,734,909
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	18,404,795	22,740,891
Assets Financing	SOFR	277,172	422,115
ECA - Export Credit Agency	SOFR	1,979,202	864,202
IFC - International Finance Corporation	SOFR	5,442,675	6,261,715
Panda Bonds - CNY	Fixed	1,964,329	951,125
In local currency
BNDES – TJLP	DI 1	95,167	171,109
BNDES – TLP	DI 1	4,193,766	3,275,012
BNDES – TR	DI 1	90,356	33,466
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	547,000	645,139
BNDES – UMBNDES	DI 2	253,500	106,966
Assets Financing	DI 1	49,911	60,566
Debentures	DI 1/IPCA	10,873,596	12,002,992
NCE (“Export Credit Notes”)	DI 1	105,865	108,308
NCR (“Rural Credit Notes”)	DI 1	5,520,478	2,424,457
CPR ("Rural Product Note")	DI 1	1,472,697
ECO INVEST – Agroindustrial Credit	DI 1	334,422
		88,260,594	98,802,972
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
In the year ended December 31, 2025, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
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

						12/31/2025
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,141,386	5,141,386	5,141,386
Loans, financing and debentures	94,801,257	136,586,565	5,690,098	16,894,643	46,428,491	67,573,333
Lease liabilities	6,929,890	13,281,230	2,761,632	1,235,951	3,161,325	6,122,322
Liabilities for asset acquisitions and subsidiaries	94,840	115,108	19,904	18,993	76,211
Derivative financial instruments	9,341,349	13,741,567	1,139,273	849,920	3,815,705	7,936,669
Dividends and interests on own capital payable	1,393,121	1,393,121	1,393,121
Other liabilities	141,884	141,884	49,554	92,330
	117,843,727	170,400,861	16,194,968	19,091,837	53,481,732	81,632,324

						12/31/2024
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	6,033,285	6,033,285	6,033,285
Loans, financing and debentures	101,435,531	142,028,543	13,599,011	14,235,170	50,858,667	63,335,695
Lease liabilities	6,972,915	12,099,294	1,302,590	1,176,832	3,094,493	6,525,379
Liabilities for asset acquisitions and subsidiaries	120,490	146,082	23,425	22,400	100,257
Derivative financial instruments	10,454,820	13,878,150	1,676,180	957,540	1,489,357	9,755,073
Dividends and interests on own capital payable	2,200,917	2,200,917	2,200,917
Other liabilities	143,330	143,330	60,892	82,438
	127,361,288	176,529,601	24,896,300	16,474,380	55,542,774	79,616,147

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
The risk classification of trade accounts receivable is set forth below:

	Consolidated
	12/31/2025	12/31/2024
Low - current and overdue up to 30 days	6,270,686	8,899,516
Average - overdue between 30 and 90 days	154,155	174,048
High - overdue more than 90 days	267,314	89,596
	6,692,155	9,163,160

A portion of the amounts above does not consider the expected credit losses calculated based on the provision matrix of R$131,548 and R$30,300 as of December 31, 2025 and 2024, respectively.
4.3.2 Banks and financial institutions
The Company, in order to mitigate its credit risk, ensures its financial operations are diversified among banks, with a main focus on first-tier financial institutions classified as high-grade with the majority of its balance having a brAAA risk rating — that is, those with a high level of credit quality and low risk according to the main credit rating agencies.
The book value of financial assets representing exposure to credit risk is set forth below:

	Consolidated
	12/31/2025	12/31/2024
Cash and cash equivalents	15,179,753	9,018,818
Marketable securities	10,252,454	13,363,511
Derivative financial instruments (1)	9,571,661	3,887,100
	35,003,868	26,269,429
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

The counterparties, mainly financial institutions, with whom the transactions are performed classified under cash and cash equivalents, marketable securities and derivatives financial instruments, are rated by the main ratings agencies. The risk ratings are set forth below:

	Cash and cash equivalents and marketable securities		Derivative financial instruments
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Risk rating (1)
AAA				232,908
AA-			476,535	286,906
A+	9,055		94,638	148,029
A			6,146
A-	37,081
brAAA	24,984,803	20,830,651	8,870,122	2,747,948
brAA+	576	658,880
brAA	473	755
brAA-	252,945	19	9,246
brA	117,736	31,504
brBBB-		3
brBB		710
brBB-	17	750,359		156,450
Others	29,521	109,448	114,974	314,859
	25,432,207	22,382,329	9,571,661	3,887,100
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

Moreover, the Company enters into USD selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.
The assets and liabilities that are exposed to foreign currency, substantially in USD, are set forth below:

	12/31/2025	12/31/2024
Assets
Cash and cash equivalents	11,919,897	6,496,039
Marketable securities	427,329	70,255
Trade accounts receivable	4,705,509	7,090,160
Derivative financial instruments	5,404,458	3,887,100
	22,457,193	17,543,554
Liabilities
Trade accounts payable	(1,075,590)	(1,350,763)
Loans and financing	(70,357,356)	(83,004,915)
Liabilities for asset acquisitions and subsidiaries	(66,446)	(93,308)
Derivative financial instruments	(4,614,888)	(10,448,379)
	(76,114,280)	(94,897,365)
	(53,657,087)	(77,353,811)
4.4.1.1 Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to USD = R$ 5.5024).
This analysis assumes that all other variables, particularly interest rates, remain constant. The other analyses considered unfavorable scenarios of the Brazilian Real against the USD at the rates of 25% and 50% before taxes.

The following table set forth the potential impacts at their absolute amounts:

	12/31/2025
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	11,919,897	(2,979,974)	(5,959,949)
Marketable securities	427,329	(106,832)	(213,665)
Trade accounts receivable	4,705,509	(1,176,377)	(2,352,755)
Trade accounts payable	(1,075,590)	(268,898)	(537,795)
Loans and financing	(70,357,356)	(17,589,339)	(35,178,678)
Liabilities for asset acquisitions and subsidiaries	(66,446)	(16,612)	(33,223)
4.4.1.2 Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments
The Company has sales operations in USD in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to USD over a 24-month horizon, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.

In addition to the transaction described above, the Company also taken out derivative instruments linked to the USD and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.
For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a negative impact on the mark-to-market position entered into by the Company.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other analyses considered unfavorable scenarios of the Brazilian Real against the USD by 25% and 50%, before taxes, based on the base scenario on December 31, 2025.
The following table set out the possible impacts assuming these scenarios:

	12/31/2025
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	979,705	(5,707,051)	(13,025,130)
Derivative swaps	(851,428)	(3,164,776)	(6,396,550)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	24,355	(121,626)	(243,252)
Embedded derivatives	112,058	(177,738)	(355,477)
Commodity Derivatives	(34,379)	(9,503)	(18,280)

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

The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	12/31/2025
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	3,204,403	(119,364)	(238,728)
Marketable securities	7,917,258	(294,918)	(589,836)
Loans and financing	8,825,045	(328,733)	(657,466)
TJLP
Loans and financing	101,302	(2,297)	(4,594)
SOFR
Loans and financing	25,195,489	(243,766)	(487,533)
4.4.2.2 Sensitivity analysis – exposure to interest rates – derivative financial instruments
These analyses considered unfavorable market interest rate scenarios with variations of 25% and 50%. This analysis assumes that all other variables remain constant.
The following table sets out the possible impacts of these assumed scenarios:

	12/31/2025
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	979,705	(654,459)	(1,256,399)
Derivative swaps	(851,428)	(646,114)	(1,188,904)
SOFR
Derivative financial instruments
Liabilities
Derivative swaps	(851,428)	(130,162)	(253,566)
4.4.2.3 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on December 31, 2025. The probable scenario was extrapolated considering an unfavorable variation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.

The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	12/31/2025
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	112,058	(27,632)	(58,468)
4.4.3 Pulp and commodity price risk management
The Company is exposed to the selling price of pulp and commodity prices in the international market. The dynamics of rising and falling production capacities in the global market, demand and macroeconomic conditions may impact the Company´s operating results.
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
A summary of the methodologies used for the purpose of determining the fair value by type of instrument is presented below:
(i)Swaps: the future value of the asset and liability is estimated based on the cash flows projected using the market interest rate of the currency in which the tip of the swap is denominated. The present value of the US Dollar-denominated tip is measured using the discount based on the exchange coupon curve (the remuneration, in US Dollars, of the Reais invested in Brazil) and in the case of the R$-denominated tip, the discount is made using Brazil's interest curve, being the future curve of the DI, considering the credit risk of both the Company and the counterparty. The exception is pre-fixed contracts x USD, for which the present value of the tip denominated in USD is measured through a discount using the SOFR curve disclosed by Bloomberg. The fair value of the contract is the difference between these two points. Interest rate curves were obtained from B3.
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
The yield curves used to calculate the fair value as of December 31, 2025 are as set forth below:

Interest rate curves
Term	Brazil (1)	United States of America (2)	US Dollar coupon (1)
1M	14.90% p.a	3.70% p.a	23.28% p.a
6M	14.57% p.a	3.58% p.a	7.91% p.a
1Y	13.82% p.a	3.43% pa.	6.36% p.a
2Y	13.19% p.a	3.31% p.a	5.58% p.a
3Y	13.19% p.a	3.35% pa.	5.45% p.a
5Y	13.47% p.a	3.48% p.a	5.64% p.a
10Y	13.53% p.a	3.81% p.a	6.77% p.a

1) Source: B3
2) Source: Bloomberg

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value in R$
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Instruments as part of cash flow protection strategy
Cash flow hedge
Zero Cost Collar	6,156,400	6,852,200	979,705	(4,328,970)
NDF (R$ x US$)	90,000	581,000	24,355	(331,876)

Debt hedges
Swap SOFR x Fixed (US$)	2,400,260	1,973,705	92,248	394,129
Swap IPCA x CDI (notional in Brazilian Reais)	10,466,620	8,128,395	(660,777)	(825,899)
Swap CNY x Fixed (US$)	362,736		35,288	(6,440)
Swap CDI x Fixed (US$)	1,635,783	909,612	(161,443)	(776,261)
Pre-fixed Swap to CDI (notional in Brazilian Reais)	2,400,000		8,362
Swap CDI x SOFR (US$)	660,171	610,171	(165,105)	(590,764)
Swap SOFR x SOFR (US$)		150,961		(37,850)

Commodity Hedge and other
Swap US$ e US-CPI (1)	153,342	138,439	112,058	(80,759)
Zero Cost Collar (Brent)	359,677	163,941	(33,279)	6,097
Swap VLSFO/Brent	1,217	39,706	(1,100)	10,873
			230,312	(6,567,720)

Current assets			1,556,978	1,006,427
Non-current assets			8,014,683	2,880,673
Current liabilities			(1,205,029)	(2,760,273)
Non-current liabilities			(8,136,320)	(7,694,547)
			230,312	(6,567,720)
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
The variation in the fair values of derivatives on December 31, 2025 compared to the fair values measured on December 31, 2024 are explained substantially by the appreciation of the Brazilian Real against the US$ and by settlements during the year.
There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on December 31, 2025 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.
4.5.2 Fair Value Maturity Schedule (net amounts)

	12/31/2025	12/31/2024
2026	351,949	(1,753,846)
2027	674,290	(1,699,768)
2028	96,273	(36,905)
2029 onwards	(892,200)	(3,077,201)
	230,312	(6,567,720)

4.5.3 Outstanding assets and liabilities derivatives positions
The outstanding derivatives positions are set forth below:

		Notional value		Fair value in R$
	Currency	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Debt hedges
Assets
Swap CDI to Fixed	R$	8,788,534	4,748,394	2,525,172	1,482,759
Swap Pre-Fixed to US$	US$
Swap SOFR to Fixed	US$	2,400,260	1,973,705	492,458	424,824
Swap IPCA to CDI	R$	11,059,169	8,382,699	1,549,779	927,586
Pre-fixed Swap to CDI	R$	2,400,000		1,562,789
Swap CDI to SOFR	R$	3,399,600	3,117,625	915,431	754,173
Swap CNY to Fixed	CNY	2,600,000		509,116
Swap SOFR to SOFR	US$		150,961		4,949
				7,554,745	3,594,291
Liabilities
Swap CDI to Fixed	US$	1,635,783	909,612	(2,686,614)	(2,259,020)
Swap Pre-Fixed to US$	US$
Swap SOFR to Fixed	US$	2,400,260	1,973,705	(400,210)	(30,695)
Swap IPCA to CDI	R$	10,466,620	8,128,395	(2,210,556)	(1,753,485)
Pre-fixed Swap to CDI	R$	2,400,000		(1,554,427)
Swap CDI to SOFR	US$	660,171	610,171	(1,080,537)	(1,344,937)
Swap CNY to Fixed	US$	362,736		(473,828)	(6,440)
Swap SOFR to SOFR	US$		150,961		(42,799)
				(8,406,172)	(5,437,376)
				(851,427)	(1,843,085)
Cash flow hedge
Zero Cost Collar (US$ x R$)	US$	6,156,400	6,852,200	979,705	(4,328,970)
NDF (R$ x US$)	US$	90,000	581,000	24,355	(331,876)
				1,004,060	(4,660,846)
Commodity Hedge and other
Swap US-CPI (standing wood) (1)	US$	153,342	138,439	112,058	(80,759)
Zero Cost Collar (Brent)	US$	359,677	163,941	(33,279)	6,097
Swap VLSFO/Brent	US$	1,217	39,706	(1,100)	10,873
				77,679	(63,789)
				230,312	(6,567,720)
(1)The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

4.5.4 Fair value settled amounts
The settled derivatives positions are set forth below:

	12/31/2025	12/31/2024
Cash flow hedge
Zero Cost Collar (R$ x US$)	9,922	645,759
NDF (R$ x US$)	(15,388)	(68,695)
NDF (€ x US$)	(26)	73,781
	(5,492)	650,845

Commodity Hedge and other	(712)	89,327
Swap VLSFO/Brent	(712)	89,327

Debt hedges
Swap CDI to Fixed (US$)	408,373	(1,635,058)
Swap IPCA to CDI (Brazilian Reais)	(321,139)	(59,243)
Swap CNH to fixed US$	(16,455)
Swap Pre-Fixed to US$		(221,462)
Swap SOFR to SOFR (US$)	1,504
Swap CDI to SOFR (US$)	212,326	19,074
Swap SOFR to Fixed (US$)	252,250	603,737
	536,859	(1,290,753)
	530,655	(550,581)
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
For the year ended December 31, 2025, there were no changes between the levels of hierarchy and no transfers between levels 1, 2 and 3.

F-41

				12/31/2025
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		9,571,661		9,571,661
Marketable securities	1,274,439	8,978,015		10,252,454
	1,274,439	18,549,676		19,824,115
At fair value through other comprehensive income
Other investments (note 14.1)	865,986		35,195	901,181
	865,986		35,195	901,181

Biological assets			26,097,164	26,097,164
			26,097,164	26,097,164
Total assets	2,140,425	18,549,676	26,132,359	46,822,460

Liabilities
At fair value through profit or loss
Derivative financial instruments		9,341,349		9,341,349
		9,341,349		9,341,349
		9,341,349		9,341,349

				12/31/2024
	Level 1	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments		3,887,100		3,887,100
Marketable securities	1,203,776	12,159,735		13,363,511
	1,203,776	16,046,835		17,250,611

At fair value through other comprehensive income
Other investments - (note 14.1)			38,196	1,138,066
	1,099,870		38,196	1,138,066

Biological assets			22,283,001	22,283,001
			22,283,001	22,283,001
Total assets	2,303,646	16,046,835	22,321,197	40,671,678

Liabilities
At fair value through profit or loss
Derivative financial instruments		10,454,820		10,454,820
		10,454,820		10,454,820
Total liabilities		10,454,820		10,454,820

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
For the year ended December 31, 2025, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.8 Climate change
4.8.1 Risks linked to climate change and the sustainability strategy
In view of the nature of the Company's operations, there is inherent exposure to risks related to climate change.
The Company's assets, notably biological assets, which are measured at fair value (Note 13), property, plant and equipment (Note 15) and intangible assets (Note 16), may be impacted by climate change, the risks of which were evaluated in the context of preparation of financial statements. For the year ended December 31, 2025, Management considered the main risk data and assumptions highlighted below:
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
•Technological: arising from the emergence of improvements and innovations towards an economy with greater energy efficiency and lower carbon. Suzano should continue investing in technology to reduce greenhouse gas emissions;
•Markets: arising from changes to the supply of and demand for certain products and services as climate-related issues begin to be considered in decision-making. The market should increasingly prioritize the reduction of carbon emissions and more sustainable business practices, which may lead to changes in demand for and revenues from Suzano’s products and an increase in demand for renewable forests and other sustainable products; and

•Reputational: related to the perceptions of customers and society in general regarding the positive or negative contribution of an organization to a low carbon economy.
(iv)Natural storms, hurricanes, and cyclones: events exacerbated by climate change that can generate direct and/or indirect impacts on Suzano's industrial and forestry operations (material damage and operational disruptions) as well as on its logistics operations and value chain.
4.8.2 Compliance with contractual clauses related to sustainability in debt securities and sustainable loans (Sustainability Linked Bonds - “SLB” and Sustainability Linked Loans – “SLL”)
The Company issued debt securities and loans linked to sustainability performance targets ("Sustainability Performance Targets - SPT") related to the reduce the intensity of our greenhouse gas emissions, reduce the intensity of water capture for use in industrial processes, the implementation of ecological corridors connecting areas of native vegetation and increase the percentage of women in leadership positions. Non-compliance with these targets may generate future increases in the cost of said debts, while the compliance with the targets may result in a reduction in the cost of SLL's, as provided for in the respective contracts.
The Company issued securities based on the SLB Principles, expanding over time the scope of the targets linked to these instruments, which came to include, in addition to environmental objectives, social targets, including diversity, equity, and inclusion. The established targets and their respective financial impacts on instruments classified as SLBs are detailed in the public offering prospectuses of each transaction.
Additionally, the Company entered into Sustainability-Linked Loans (SLLs) with financial institutions and syndicates of commercial banks, in accordance with the SLL Principles guidelines, reinforcing the integration of sustainability criteria into its financing strategy.
4.8.3 Climate risk management
The Company has a structure dedicated to corporate risk management, including risks related to climate change, with its own methodologies, tools and processes aimed at ensuring the identification, assessment and treatment of its main risks. Such a structure, through its management framework, enables continuous monitoring of risks and their potential impacts, the identification of the variables involved, and the tracking of mitigating measures aimed at reducing the identified exposures.
The Company's assessment of the potential physical impacts of climate change, as well as those arising from the transition to a low carbon economy is carried out on an ongoing basis, and will continue to evolve.
4.8.4 Opportunities linked to climate change and the sustainability strategy
4.8.4.1 Securities with clauses related to sustainability
As disclosed in note 4.8.2, Suzano has Sustainability Linked Bonds (SLB) and Sustainability Linked Loan (SLL) linked to environmental performance indicators associated with a goal to reduce greenhouse gases, intensity the capture of water resources, biodiversity, and aspects of diversity and inclusion, evidencing the Company's commitment as part of the solution to the global climate crisis and in convergence with the implementation of its long-term goals. These funding linked to sustainability goals allow for differentiated interest rates.
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

5 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		12/31/2025	12/31/2024
Cash and banks (1)	4.00%		9,881,326	6,596,510

Cash equivalents
Local currency
Fixed-term deposits	101.37	% of CDI	3,204,403	2,422,308

Foreign currency
Fixed-term deposits (2)	4.58%		2,094,024	—
			15,179,753	9,018,818
(1)Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.
(2)Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period and is subject to an insignificant risk of changes in value.

6 MARKETABLE SECURITIES

	Average yield p.a. %	12/31/2025	12/31/2024
In local currency
Private funds	99.71% of CDI	526,526	552,635
Private Securities ("CDBs")	100.91% of CDI	7,045,434	11,144,881
Public Securities	IPCA + 6.14%	1,274,439	1,203,776
CDBs - Escrow Account (1)	99.61% of CDI	319,680	391,964
Public Securities - Instituto de Crédito Oficial (ICO)	12.64%	633,428
Other	99.99% of CDI	25,618
		9,825,125	13,293,256
Foreign currency
Time deposits (2)	4.68%	421,291
Other		6,038	70,255
		427,329	70,255
		10,252,454	13,363,511

Current		9,932,774	12,971,547
Non-Current		319,680	391,964

(1)Refers to escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(2)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

7 TRADE ACCOUNTS RECEIVABLE
7.1 Breakdown of balances

	12/31/2025	12/31/2024
Domestic customers
Third parties	1,918,437	1,989,455
Related parties (Note 11.1) (1)	68,209	83,343

Foreign customers
Third parties	4,705,509	7,090,160
Related parties (Note 11.1)		202

Expected credit losses (ECL)	(131,548)	(30,300)
	6,560,607	9,132,860
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.

The Company carries out factoring transactions for certain customer receivables where it transfers the control of all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity which can be discontinued at any time without significant impacts on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The decision to assign the receivables is continuously reassessed based on market conditions and the Company's cash flow strategy, meaning that the volume of discounts may vary over time. The impact of these factoring transactions on the accounts receivable as of December 31, 2025, was R$6,616,450 (R$6,821,539 as of December 31, 2024).
7.2 Breakdown of trade accounts receivable by maturity

	12/31/2025	12/31/2024
Current	5,794,713	8,216,570
Overdue
Up to 30 days	465,967	682,142
From 31 to 60 days	89,398	134,674
From 61 to 90 days	44,305	38,187
From 91 to 120 days	21,225	17,701
From 121 to 180 days	45,072	12,402
From 181 days	99,927	31,184
	6,560,607	9,132,860
7.3 Roll-forward of expected credit losses

	12/31/2025	12/31/2024
Opening balance	(30,300)	(31,962)
(Provisions)/Reversals, net	(119,417)	(2,585)
Write-offs	16,937	5,790
Exchange rate variations	1,232	(1,543)
Closing balance	(131,548)	(30,300)

The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.
7.4 Main customers
As of December 31, 2025, the Company has 1 (one) customer responsible for 11.05% of the net sales of pulp operating segment and 1 (one) customer responsible for 12.45% of the net sales of the paper operating segment. As of December 31, 2024 the Company did not have any customer responsible for more than 10.00% or more of the net sales of pulp operating segment or paper operating segment. As of December 31, 2023 the Company had 1 (one) customer responsible for 10.27% of the net sales of pulp operating segment and no main customer for 10.00% or more of the paper operating segment.

8 INVENTORIES

	12/31/2025	12/31/2024
Finished goods
Pulp
Domestic	644,881	801,623
Foreign	1,713,394	1,510,985
Paper
Domestic	587,216	561,409
Foreign	507,999	362,027
Work in process	113,212	135,380
Raw materials
Wood	2,267,720	2,287,406
Operating supplies and packaging	1,037,696	1,098,894
Spare parts and other	1,491,820	1,302,534

Estimated losses	(208,091)	(97,934)
	8,155,847	7,962,324
8.1 Roll-forward of estimated losses

	12/31/2025	12/31/2024
Opening balance	(97,934)	(95,053)
Additions	(150,133)	(83,705)
Reversals	8,498	6,352
Write-offs	31,478	74,472
Closing balance	(208,091)	(97,934)
On December 31, 2025 and 2024, there were no inventory items pledged as collateral.

9 RECOVERABLE TAXES

	12/31/2025	12/31/2024
IRPJ/CSLL – prepayments and withheld taxes	706,048	227,464
PIS/COFINS – on acquisitions of property, plant and equipment (1)	128,631	187,126
PIS/COFINS – operations	567,872	789,667
PIS/COFINS – exclusions from ICMS (2)	324,819	405,407
ICMS – on acquisitions of property, plant and equipment (3)	472,382	471,825
ICMS – operations (4)	1,889,151	1,654,162
Reintegra program (5)	58,790	70,610
Other taxes and contributions	119,406	64,444
Provision for loss on ICMS credits (6)	(1,775,113)	(1,581,961)
	2,491,986	2,288,744

Current	1,546,287	1,109,619
Non-current	945,699	1,179,125
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
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of paper and consumer goods (tissue) transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.

9.1 Provision for loss on ICMS credits

		ICMS
	12/31/2025	12/31/2024
Opening balance	(1,581,961)	(1,452,435)
Addition	(374,166)	(316,741)
Reversal (1)	181,014	186,014
Write-off		1,201
Closing balance	(1,775,113)	(1,581,961)
(1)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

10 ADVANCES TO SUPPLIERS

	12/31/2025	12/31/2024
Forestry development program	2,788,262	2,503,537
Advance to suppliers - others	76,818	92,133
	2,865,080	2,595,670

Current	76,818	92,133
Non-current	2,788,262	2,503,537
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
For the year ended December 31, 2025, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

11.1 Balances recognized in assets and liabilities and amounts of transactions during the year

	Assets		Liabilities		Sales (purchases), net
	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2023
Transactions with majority shareholders
Suzano Holding S.A. (1)		4	(412,146)	(630,387)	(310)	66	9
Controller (1)			(219,817)	(336,205)
Management and related persons (1)			(36,053)	(55,627)
Alden Fundo de Investimento em Ações (1)			(30,444)	(52,764)
		4	(698,460)	(1,074,983)	(310)	66	9

Transactions with companies of the Suzano Group and other related parties
Management	914	61			1,399	538	(906)
Bexma Participações Ltda.	6				21	7	9
Bizma Investimentos Ltda.							7
Naman Capital Ltda.					7	9
Civelec Participações Ltda.	2,895	3,860					4,825
Fundação Arymax	5				13	5	3
Ibema Companhia Brasileira de Papel (2)	68,209	83,343	(658)	(1,413)	189,280	211,482	168,621
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	2	21			(4,961)	(5,173)	(5,549)
IPLF Holding S.A.		1			5	10	5
Mabex Representações e Participações Ltda.			(16)	(23)	(1,165)	(915)	(817)
Nemonorte Imóveis e Participações Ltda.			(7)		(186)	(177)	(178)
Woodspin Oy		203			625	854
	72,031	87,489	(681)	(1,436)	185,038	206,640	166,020
	72,031	87,493	(699,141)	(1,076,419)	184,728	206,706	166,029

Assets
Trade accounts receivable (Note 7)	68,209	83,545
Other assets	3,822	3,948
Liabilities
Trade accounts payable (Note 17)			(681)	(1,457)
Dividends and Interest on own capital payable (3)			(698,460)	(1,074,962)
	72,031	87,493	(699,141)	(1,076,419)
(1)Refers to dividends and interest on own capital payable.
(2)Refers mainly to the sale of pulp.
(3)The amount R$698,460 of refers to interest on own capital payable to the controlling shareholders and the amount of R$694,661 refers to other non-controlling shareholders, totaling R$1,393,121.

11.2 Management compensation
Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the year, are set out below:

F-50

	12/31/2025	12/31/2024	12/31/2023
Short-term benefits
Salary or compensation	40,480	48,469	49,165
Direct and indirect benefits	1,331	1,896	2,286
Bonus	23,901	14,881	10,829
	65,712	65,246	62,280
Long-term benefits
Share-based compensation plan	92,114	99,051	42,130
	92,114	99,051	42,130
	157,826	164,297	104,410
Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).
Long-term benefits include phantom shares, performance shares, and share appreciation rights (SAR) for executives and key members of Management, in accordance with specific regulations, as disclosed in Note 22.
12 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the year ended December 31, 2025. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2025. Disclosures about uncertain tax positions for income tax and social contribution (IFRIC 23) are presented in Note 20.2.

12.1 Deferred taxes
12.1.1 Deferred income and social contribution taxes

	12/31/2025	12/31/2024
Tax loss carried forward	982,480	796,831
Negative tax basis of social contribution carried forward	381,600	307,143

Assets - temporary differences
Provision for judicial liabilities	269,757	324,873
Operating provisions	559,288	515,779
Provisions for other losses	619,567	547,242
Employee benefit plans	251,990	245,331
Exchange rate variations	3,443,822	7,385,034
Derivatives losses (“MtM”)(1)		2,230,835
Amortization of fair value adjustments arising from business combinations	620,973	625,745
Unrealized profit on inventories	237,740	539,157
Leases (1)	541,431	606,944
	7,908,648	14,124,914

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,878,119	1,589,887
Property, plant and equipment - deemed cost	985,901	1,066,883
Depreciation for tax-incentive reason (2)	668,603	733,640
Capitalized loan costs	937,829	947,482
Fair value of biological assets	1,425,535	1,317,095
Deferred taxes, net of fair value adjustments	313,464	342,141
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	115,003	137,928
Derivatives gains (“MtM”) (1)	66,308
Other temporary differences	13,872	18,439
	6,404,634	6,153,495

Non-current assets	1,504,014	7,984,015
Non-current liabilities		12,596
(1)The Company presents a net balance of derivatives and leases, as gains and losses from deferred taxes are offset simultaneously. For the derivatives line, the passive temporary difference was R$3,065,768 and asset temporary difference of R$3,001,133 (passive temporary difference was R$1,321,614 and asset temporary difference of R$3,552,449 as of December 31, 2024). For the lease line, the passive temporary difference was R$1,767,605 and asset temporary difference was R$2,309,036 (passive temporary difference was R$1,763,847 and asset temporary difference was R$2,370,791 as of December 31, 2024).
(2)Tax depreciation is taken as a benefit only in the income tax calculation bases.

12.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	12/31/2025	12/31/2024
Tax loss carried forward	3,929,920	3,187,324
Negative tax basis of social contribution carried forward	4,240,000	3,412,700

12.1.3 Roll-forward of deferred tax assets

	12/31/2025	12/31/2024
Opening balance	7,971,419	533,836
Tax loss carried forward	185,649	(413,137)
Negative tax basis of social contribution carried forward	74,457	(149,887)
Provision for judicial liabilities	(55,116)	715
Operating provisions and other losses	122,493	93,545
Exchange rate variation	(3,941,212)	5,000,881
Derivative (gains) losses (“MtM”)	(2,297,143)	2,908,925
Amortization of fair value adjustments arising from business combinations	23,905	193
Unrealized profit on inventories	(301,417)	387,579
Leases	(65,513)	250,834
Goodwill - tax benefit on unamortized goodwill	(288,232)	(288,233)
Property, plant and equipment - deemed cost	80,982	70,600
Depreciation accelerated for tax-incentive reason	65,037	66,217
Capitalized loan costs	9,653	(307,419)
Fair value of biological assets	(108,440)	(201,663)
Credits on exclusion of ICMS from the PIS/COFINS tax base	22,925	12,763
Other temporary differences	4,567	5,670
Closing balance	1,504,014	7,971,419

12.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	12/31/2025	12/31/2024	12/31/2023
Net income (loss) before taxes	20,411,174	(13,111,053)	17,997,216
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(6,939,799)	4,457,758	(6,119,053)

Tax effect on permanent differences
Impact of the taxation difference on profit of associates in Brazil and abroad (1)	(323,634)	484,717	1,688,656
Equity method	(32,580)	(4,707)	(6,589)
Thin capitalization			(46,796)
Interest on own capital		850,000	510,000
Credit related to Reintegra Program	11,449	11,896	7,176
Director bonuses	(26,950)	(9,587)	(4,907)
Tax incentives (Note 12.3)	289,309	336,541	128,650
Other (additions)/exclusions permanent	48,718	(60,271)	(47,972)
	(6,973,487)	6,066,347	(3,890,835)
Income tax
Current	(409,896)	(999,421)	(352,577)
Deferred	(4,733,439)	5,482,647	(2,561,991)
	(5,143,335)	4,483,226	(2,914,568)
Social Contribution
Current	(108,483)	(366,178)	(42,815)
Deferred	(1,721,669)	1,949,299	(933,452)
	(1,830,152)	1,583,121	(976,267)
Income and social contribution benefits (expenses) on the period	(6,973,487)	6,066,347	(3,890,835)
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

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
São Luís (MA)	Itacel	2033
Eunápolis (BA)	Veracel	2033

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2034
12.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) announced the guidelines for the Pillar Two model, aiming for a reform in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profits. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. These rules await approval in the local legislation of each country. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Many countries have already released legislation or plans on the adoption of Pillar Two rules and the calculation of GloBE revenue, considering the global minimum rate of 15% for multinationals with consolidated revenue above EUR750 million.
Since 2024, the Company has been subject to these new rules in certain European jurisdictions where it operates, with Austria standing out as a relevant operation.
As of 2025, the Company is subject to the Additional Social Contribution on Net Income (CSLL), which is the Brazilian legislation's response to the GloBE rules and affects business groups with an IRPJ and CSLL tax burden of less than 15% in Brazil.
Based on the calculations performed under the GloBE Simplifying Transition Rules (RSGT), there is no impact on the financial statements in relation to this matter.
The Company reaffirms its commitment to tax compliance and will continue to carry out the necessary actions to ensure the proper implementation of the new rule in the jurisdictions where it operates, in line with global best practices and current legislation.

13 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	12/31/2025	12/31/2024
Opening balance	22,283,001	18,278,582
Additions	7,913,483	7,180,450
Additions of merged companies		366,785
Depletions	(5,352,271)	(4,831,916)
Transfers	15,233	102,790
Gain on fair value adjustments (Note 29)	1,516,458	1,431,530
Disposals	(107,815)	(130,922)
Write-offs	(170,925)	(114,298)
Closing balance	26,097,164	22,283,001
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
(vi)The discount rate corresponds to the Weighted Average Cost of Capital (“WACC”).
The table below discloses the measurement of the premises adopted:

	12/31/2025	12/31/2024
Useful productive planted area (hectare) eligible for fair value calculation	1,228,834	1,243,191
Mature assets (6 to 7 years)	173,476	191,737
Immature assets (1 to 5 years)	1,055,358	1,051,454
Average annual growth (IMA) – m3/hectare/year	37.46	37.62
Average gross sale price of eucalyptus – R$/m3	111.9	101.38
Discount rate (post-tax)	8.10%	8.80%
The pricing model considers the net cash flows, after the deduction of taxes on profit at the applicable rates.

F-56

	12/31/2025	12/31/2024
Physical changes and discount rate (1)	325,445	609,259
Price of wood	1,191,013	822,271
	1,516,458	1,431,530
(1) Includes the variation of indicators: IMA, discount rate and area.

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
The Company has no biological assets pledged as collateral on December 31, 2025 and on December 31, 2024.

14 INVESTMENTS
14.1 Investments breakdown

	12/31/2025	12/31/2024

Investments in associates and joint ventures	264,312	453,371
Goodwill (1)	29,384	225,486
Other investments evaluated at fair value through other comprehensive income (2)	901,181	1,138,066
	1,194,877	1,816,923

Investments	1,194,877	1,816,923
	1,194,877	1,816,923
(1) It refers to the transaction with the associate Spinnova Plc, involving the joint venture Woodspin Oy and the subsidiary Suzano Finland Oy, as well as the transaction with the associate Ensyn Corporation, involving the joint venture F&E Technologies LLC and the subsidiary F&E Tecnologia do Brasil S.A. (note 14.3).
(2) It includes the fair value measurement of Lenzing Aktiengesellschaft. As of December 31, 2025, the carrying amount of the investment was R$865,986 (R$1,099,870 as of December 31, 2024).

14.2 Investments in associates and joint ventures

Information of investees as at				Company Participation
			12/31/2025	Carrying amount		In the income (expenses) for the year
	Equity	Income (expenses) of the year	Participation equity (%)	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Associate
Foreign
Ensyn Corporation (3)	(25,295)	(36,992)	24.80%		2	4,657	(6,966)
Spinnova Plc. (1)	289,950	(217,242)	18.76%	54,391	95,254	(40,714)	(19,690)
Simplifyber, Inc.	56,145	(10,604)	14.20%	7,973	30,060	(1,506)
Allotrope Energy Ltd			20.00%	556
				62,920	125,316	(37,563)	(26,656)
Joint ventures
Domestic (Brazil)
Biomas - Serviços Ambientais, Restauração e Carbono Ltda.	23,678	(40,506)	16.66%	3,945	2,923	(6,476)	(4,875)
Ibema Companhia Brasileira de Papel	395,675	32,526	49.90%	197,442	193,901	16,230	37,199
Foreign
F&E Technologies LLC (3)	(3,797)		%		6,378	(4,041)
Woodspin Oy (2)	243,467		%		124,853	(124,372)	(19,513)
				201,387	328,055	(118,659)	12,811

Other investments evaluated at fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A.			5.82%	3,581	4,026
Celluforce Inc.			8.28%	25,975	27,823
Nfinite Nanotechnology Inc.			4.90%	5,639	6,347
Lenzing Aktiengesellschaft			15.00%	865,986	1,099,870
				901,181	1,138,066

Goodwill (2)(3)				29,389	225,486	(224,096)
				29,389	225,486	(224,096)

				1,194,877	1,816,923	(380,318)	(13,845)
(1)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR0.61 on December 31, 2025 and EUR0.95 on December 31, 2024.
(2)In August 2025, the Company completed the sale of its entire equity interest in Woodspin Oy and Suzano Finland Oy to Spinnova Plc for the symbolic amount of 1 euro each. For the year ended December 31, 2025, as a result of this transaction, the following accounting effects were recognized, which significantly impacted the equity pickup line: R$ (117,447) related to the impairment of the investment, R$ (28,679) related to the obligation to make an additional capital contribution, and R$ 15,636 related to the realization of other comprehensive income of the joint venture Woodspin Oy; R$ (63,634) related to the write-off of goodwill of the associate Spinnova Plc; and R$ (88,871) related to the impairment of the investment in the subsidiary Suzano Finland Oy.
(3)In November 2025, the Company sold its entire equity interest in Ensyn Corporation, liquidated F&E Technologies LLC, and recognized impairment of the investment in F&E Tecnologia do Brasil S.A., both related to the same technology developed by Ensyn. As of December 31, 2025, as a result of this transaction, the following accounting effects were recognized, which impacted the equity pickup line: (i) R$ (160,462) related to the write-off of Ensyn goodwill; R$ 371 related to the recognition of the provision for losses on investments; and R$$9,896 related to the reclassification of other comprehensive income.

15 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.28	7.46		20.69
Accumulated cost	14,859,189	10,032,317	48,456,537	17,485,109	1,491,663	92,324,815
Accumulated depreciation		(4,125,823)	(27,918,585)		(991,338)	(33,035,746)
Balances at December 31, 2023	14,859,189	5,906,494	20,537,952	17,485,109	500,325	59,289,069
Additions	697	558	415,147	7,490,762	28,904	7,936,068
Acquisition of subsidiaries	1,699,588	775	413		1,992	1,702,768
Write-offs	(10,724)	(7,455)	(118,499)		(9,324)	(146,002)
Depreciation		(366,398)	(3,214,550)		(222,993)	(3,803,941)
Transfers and other	226,598	3,988,619	16,660,035	(21,465,336)	598,162	8,078
Accumulated cost	16,775,348	13,816,631	62,822,096	3,510,535	1,806,592	98,731,202
Accumulated depreciation		(4,294,038)	(28,541,598)		(909,526)	(33,745,162)
Balances at December 31, 2024	16,775,348	9,522,593	34,280,498	3,510,535	897,066	64,986,040
Additions	3,080	262	649,533	3,880,270	45,681	4,578,826
Write-offs	(64,222)	(54,566)	(152,457)		(154,907)	(426,152)
Depreciation		(434,875)	(4,123,031)		(287,270)	(4,845,176)
Transfers and other	5,980	896,470	3,524,210	(4,626,006)	201,995	2,649
Accumulated cost	16,720,186	14,589,194	66,353,229	2,764,799	1,830,011	102,257,419
Accumulated depreciation		(4,659,310)	(32,174,476)		(1,127,446)	(37,961,232)
Balances at December 31, 2025	16,720,186	9,929,884	34,178,753	2,764,799	702,565	64,296,187
(1)Includes vehicles, furniture and utensils and computer equipment.

On December 31, 2025, the Company evaluated the business, market and climate impacts, and did not identify any material event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.
15.1 Items pledged as collateral
On December 31, 2025, property, plant and equipment items pledged as collateral, consisting mainly of the units of Ribas do Rio Pardo, Três Lagoas and Imperatriz are set forth below:

	Type of collateral	12/31/2025	12/31/2024
Land	Financial/Legal	25,562	24,427
Buildings	Financial	1,719,004	1,755,082
Machinery, equipment and facilities	Financial	19,437,703	20,442,189
Work in progress	Financial	339,063	427,998
Other	Financial	48,475	43,487
		21,569,807	22,693,183
15.2 Capitalized expenses
For the year ended December 31, 2025, the Company capitalized loan costs in the amount of R$274,731 (R$959,968 as of December 31, 2024). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 13.35% p.a. (11.17% p.a. as of December 31, 2024).

15.3 Asset Retirement Obligation (ARO)
On December 31, 2025, the Company has provisioned the amount of R$68,681 (R$65,327 as of December 31, 2024) arising asset retirement obligation of industrial landfills The corresponding liability is recorded under “Other liabilities,” segregated between current and non-current, according to the expected settlement date.

16 INTANGIBLE
16.1 Goodwill and intangible assets with indefinite useful lives

	12/31/2025	12/31/2024
Goodwill - Facepa (Tissue plant in Belém/PA)	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (Tissue plant in Mogi das Cruzes/SP)	170,859	170,859
Other (1)	5,097	5,097
	8,192,339	8,192,339
(1)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 28.4.
For the pulp cash-generating unit (“CGU”), the calculation of the value in use of non-financial assets is performed annually using the discounted cash flow method. In 2025 the Company used the strategic plan and the annual budget with projected increases to 2029 and the average rate in perpetuity of the cash generating units considering a nominal rate of 3.63% p.a. from this date, based on historical information for previous years, economic and financial projections from each specific market in which the Company has operations, and additionally include official information disclosed by independent institutions and government agencies.
The discount rate, after taxes, adopted by Management was 8.87% p.a., calculated based on the Weighted Average Cost of Capital (“WACC”).
The assumptions in the table set forth below were also adopted:

Net average pulp price – Foreign market (US$/t)	634.3
Net average pulp price – Internal market (US$/t)	681.4
Average exchange rate (R$/US$)	5.46
Discount rate (pos-tax)	8.87% p.a.
Discount rate (pre-tax)	12.30% p.a.
For the year ended December 31, 2025, the Company did not identify the need to record any impairment provision for intangible assets.
For the Paper Cash‑Generating Unit (“CGU”), the recoverability test of assets is performed annually based on the estimated fair value less costs of disposal, determined through the application of EV/EBITDA market multiples, considering comparable companies in the same industry and the specific characteristics of the Company’s operations. Based on the analyses performed by the Company, no adjustment to reduce the carrying amounts of the assets to their recoverable amount (impairment) was identified in 2025.
If the post-tax discount rate applied to the cash flow projections of both cash-generating units had been 1% higher than management’s estimates (9.87% instead of 8.87%), the Company still would not need to recognize an impairment provision.
The Company assessed possible changes in price and exchange rate assumptions and did not identify any scenarios that would cause the carrying amount of the cash-generating units to exceed their recoverable amount.

16.2 Intangible assets with limited useful lives

F-62

		12/31/2025	12/31/2024
Opening balance		5,709,964	6,557,009
Additions		82,492	161,779
Write-offs		(3,015)
Amortization		(1,011,088)	(1,008,824)
Closing balance		4,778,353	5,709,964
Represented by	Average annual rate %
Non-competition agreements			4,508
Port concessions	3.94	621,842	632,253
Supplier agreements	12.70	11,111	25,925
Port service contracts	4.26	491,094	520,459
Cultivars			20,391
Trademarks and patents	8.14	154,846	170,306
Customer portfolio	9.10	3,283,919	4,104,900
Software	25.45	206,635	201,476
Other	10.00	8,906	29,746
		4,778,353	5,709,964

Cost		12,617,166	12,540,497
Amortization		(7,838,813)	(6,830,533)
Closing balance		4,778,353	5,709,964
On December 31, 2025, the Company evaluated the business, market and climate impacts, and did not identify any material event that indicated the need to perform an impairment test and to record any impairment provision for intangibles assets with limited useful lives.

17 TRADE ACCOUNTS PAYABLE

	12/31/2025	12/31/2024
In local currency
Third party (1)	4,065,115	4,681,065
Related party (Note 11.1) (2)	681	1,457
In foreign currency
Third party	1,075,590	1,350,763
	5,141,386	6,033,285
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on December 31, 2025 was R$438,830 (R$555,063 at December 31, 2024).
(2)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

17.1 Long-term commitments
17.1.1 Long-term commitments - Take or Pay arrangements
The Company entered into long-term take-or-pay agreements with chemicals, transportation and natural gas suppliers. These agreements contain termination and supply interruption clauses in the event of defaults on certain essential obligations. Generally, the Company purchases the minimum amounts agreed under the agreements, and hence there is no liability recorded in the amount that is recognized each month. The total contractual obligations assumed on December 31, 2025 were R$25,236,794 (R$26,239,939 at December 31, 2024).
17.1.2 Exchange and acquisition of biological assets
In line with the Company’s strategy for forest expansion and optimization of wood supply for its operations in the State of Mato Grosso do Sul, the Company entered into exchange and purchase agreements for biological assets in August 2025. Under the terms of these agreements, the Company will receive specified volumes of biological assets between 2025 and 2027. In return, under the exchange agreement, the Company is expected to deliver equivalent volumes between 2028 and 2031.
On September 15, 2025, a payment of R$878,049 was made related to the exchange agreement. The remaining amounts payable total R$1,962,554, with R$819,970 due in 2026 and R$1,142,584 due in 2028, in accordance with the contractual schedule.

18 LOANS, FINANCING AND DEBENTURES
18.1 Breakdown by type

				Current		Non-current			Total
Type	Currency	Interest rate	Average annual interest rate - %	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
In foreign currency
Bonds	USD	Fixed	5.0%	815,478	3,229,641	42,405,964	49,166,804	43,221,442	52,396,445
Panda Bonds	CNY	Fixed	2.7%	6,785	4,224	2,039,941	1,016,331	2,046,726	1,020,555
Export credits (“export prepayments”)	USD	SOFR/Fixed	5.1%	923,820	6,236,806	16,901,305	16,283,736	17,825,125	22,520,542
Assets financing	USD	SOFR	2.9%	107,159	137,300	178,526	298,252	285,685	435,552
ECA - Export Credit Agency	USD	SOFR	5.7%	17,426	7,297	1,778,184	769,702	1,795,610	776,999
IFC - International Finance Corporation (1)	USD	SOFR	5.2%	(5,485)	(12,051)	5,182,737	5,858,208	5,177,252	5,846,157
Others				5,516	4,210		4,455	5,516	8,665
				1,870,699	9,607,427	68,486,657	73,397,488	70,357,356	83,004,915
In local currency
BNDES	BRL	UMBNDES	6.6%	5,794	157	468,025	157,555	473,819	157,712
BNDES	BRL	TJLP	8.6%	89,150	100,556	11,802	101,587	100,952	202,143
BNDES	BRL	TLP	13.5%	178,549	94,903	5,562,188	4,607,102	5,740,737	4,702,005
BNDES	BRL	SELIC	16.1%	282,017	243,223	514,605	704,825	796,622	948,048
BNDES	BRL	TR	4.0%	9,933	84	153,762	70,015	163,695	70,099
Assets financing	BRL	CDI	15.5%	18,799	18,427	38,214	56,956	57,013	75,383
NCE (“Export credit notes”)	BRL	CDI	16.2%	4,157	3,027	100,000	100,000	104,157	103,027
NCR (“Rural producer certificates”)	BRL	CDI	13.7%	369,572	312,652	5,000,000	2,000,000	5,369,572	2,312,652
ECO INVEST - Crédito Agroindustria	BRL	CDI	13.4%	7,094		327,263		334,357
Rural Product Note ("CPR")	BRL	CDI/IPCA	14.2%	41,894		1,954,437		1,996,331
Debentures	BRL	CDI/IPCA	14.1%	127,247	120,931	9,179,399	9,738,616	9,306,646	9,859,547
				1,134,206	893,960	23,309,695	17,536,656	24,443,901	18,430,616
				3,004,905	10,501,387	91,796,352	90,934,144	94,801,257	101,435,531

Interest on financing				1,525,436	1,541,312			1,525,436	1,541,312
Non-current funding				1,479,469	8,960,075	91,796,352	90,934,144	93,275,821	99,894,219
				3,004,905	10,501,387	91,796,352	90,934,144	94,801,257	101,435,531
(1) The balances shown as negative include fundraising costs

18.2 Breakdown by maturity - non-current

	2027	2028	2029	2030	2031	2032 onwards	Total
In foreign currency
Bonds		2,738,532	9,483,763	5,432,629	6,880,029	17,871,011	42,405,964
Panda Bonds	942,700	1,018,648		78,593			2,039,941
Export credits (“export prepayments”)	3,298,964	3,433,498	3,905,821	5,382,592	880,430		16,901,305
Assets financing	106,899	65,487	6,140				178,526
ECA - Export Credit Agency					684,513	1,093,671	1,778,184
IFC - International Finance Corporation	278,177	1,415,340	2,304,815	1,184,405			5,182,737
	4,626,740	8,671,505	15,700,539	12,078,219	8,444,972	18,964,682	68,486,657
In local currency
BNDES – TJLP	3,727	3,727	3,727	621			11,802
BNDES – TLP	159,985	157,152	142,987	377,906	477,203	4,246,955	5,562,188
BNDES – Fixed	10,100	10,100	10,100	10,100	10,100	417,525	468,025
BNDES – SELIC	39,390	39,390	39,390	39,390	39,390	317,655	514,605
BNDES – TR	11,068	11,068	11,068	11,068	11,068	98,422	153,762
Ecoinvest			73,617	73,617	73,617	106,412	327,263
Assets financing	19,113	19,033	68				38,214
NCE (“Export credit notes”)	25,000	25,000	25,000	25,000			100,000
NCR (“Rural producer certificates”)				2,000,000	3,000,000		5,000,000
Rural Product Note ("CPR")						1,954,437	1,954,437
Debentures				553,536	500,000	8,125,863	9,179,399
	268,383	265,470	305,957	3,091,238	4,111,378	15,267,269	23,309,695
	4,895,123	8,936,975	16,006,496	15,169,457	12,556,350	34,231,951	91,796,352
(1) The balances shown as negative correspond to fundraising costs, which are amortized on a straight-line basis.

18.3 Roll-forward of loans, financing and debentures

	12/31/2025	12/31/2024
Opening balance	101,435,531	77,172,692
Fundraising, net of issuance costs	23,871,760	15,692,905
Interest accrued	5,953,778	5,413,707
Monetary and exchange rate variation, net	(8,384,101)	17,728,324
Settlement of principal	(22,353,325)	(9,410,807)
Settlement of interest	(5,817,907)	(5,241,389)
Amortization of fundraising costs	101,803	80,099
Others (fair value adjustments to business combinations)	(6,282)
Closing balance	94,801,257	101,435,531
18.4 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	12/31/2025	12/31/2024
Bonds	411,818	269,220	142,598	168,450
Panda Bonds	6,183	566	5,617
Rural Product Note ("CPR")	65,177	1,358	63,819
Export credits (“export prepayments”)	180,466	108,854	71,612	63,080
Debentures	156,800	46,391	110,409	125,663
BNDES	97,685	56,662	41,023	25,777
ECA - Export Credit Agency	13,615	1,543	12,072
IFC - International Finance Corporation	81,956	24,770	57,186	78,719
Others	4,797	156	4,641	6,799
	1,018,497	509,520	508,977	468,488
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
On March 10, 2025, the Company raised, with several banks (a syndicated operation), an export prepayment ("PPE"), in the amount of US$1,200,000 (equivalent to R$6,951,600), at a floating rate based on the 3-month SOFR Term + 1.45% p.a, maturing in March 2031.
On April 24, 2025, the Company entered into a PPE with JP Morgan in the amount of US$250,000 (equivalent to R$1,418,488), at floating rate 6-month SOFR Term Loan + 1.75% p.a., maturity in April 2030.
On April 24, 2025, the Company also entered into a PPE with JP Morgan as a debt maturity renewal strategy, with an amount of US$151,000 (equivalent to R$856,552), with a floating rate 6-month SOFR Term Loan + 1.75% p.a., maturity in April 2030.
On July 3, 2025, the Company raised, with MUFG Bank, an export prepayment (“PPE”) in the amount of US$100,000 (equivalent to R$542,080), at a floating rate of 3-month Term SOFR + 1.5% p.a., maturing in July 2031.
18.6.2 Rural Credit Note ("NCR")
On May 23, 2025, the Company entered into a Rural Credit Note (“NCR”) agreement with Itaú Unibanco in the amount of R$3,000,000, indexed at a fixed rate of 13.54% p.a., maturity on January 31, 2031.
18.6.3 Eco Invest (“Ecoinvest”)
On June 27, 2025, the Company, through its joint operation Veracel, entered into an agro-industrial credit agreement under the Eco Invest Brasil program with Banco do Brasil, in the amount of R$331,278, bearing interest at 101% of the CDI rate, maturity on April 5, 2030.
18.6.4 Export Development Canada (“EDC”)
On July 21, 2025, the Company raised a loan with EDC in the amount of US$200,000 (equivalent to R$1,112,500), at a floating rate of Daily SOFR + 1.75% p.a., maturing in July 2032.

18.6.5 Rural Product Note ("CPR")
On September 15, 2025, the Company issued a Rural Product Note (“CPR”) totaling R$2,000,000. The CPR is composed of three parts: (i) an amount of R$293,255 at a cost of 96.50% of the CDI rate, with a total term of eight years and full amortization in September 2033; (ii) an amount of R$956,745 at a cost of IPCA + 7.0753% p.a., with a total term of ten years and full amortization in September 2035; and (iii) an amount of R$750,000 at a cost of IPCA + 7.0968% p.a., with a total term of twelve years and full amortization in September 2037.
18.6.6 Bonds 2036
On September 10, 2025, the Company, through its wholly owned subsidiary Suzano Netherlands B.V., issued a bond in the amount of US$1,000,000 (equivalent to R$5,412,300), at a fixed rate of 5.5% p.a., maturing in January 2036.
18.6.7 Panda Bonds
On October 21, 2025, the Company, through its wholly owned subsidiary Suzano International Finance B.V., issued two tranches of Panda Bonds in China. The first tranche amounted to CNY1,300,000 (equivalent to US$182,734 and R$983,986), bearing a fixed interest rate of 2.55% p.a. and maturing in October 2028. The second tranche amounted to CNY100,000 (equivalent to US$14,056 and R$75,691), bearing an interest rate of 2.90% and maturing in October 2030.

18.7 Significant transactions settled during the year
On January 14, 2025, the Company settled, as due, a bond with a 4.00% p.a cost, a market-based operation, in the amount of US$346,445 (equivalent to R$2,101,917, including principal and interest).
On March 10, 2025, the Company made an early partial settlement of an export prepayment with various banks (syndicated operation), totaling US$1,486,064 (equivalent to R$8,608,769, including principal and interest). The residual amount of the operation maintained its original maturity in March 2027 with a floating rate of SOFR + 1.4% p.a.
On March 24, 2025, the Company settled a Rural Producer Note (CPR) with Banco Safra, in the amount of R$221,942 (including principal and interest). The maturity of the CPR was in March 2025, with an interest rate of 100.00% of the CDI p.a.
On April 24, 2025, the Company early settled a PPE with JP Morgan, at a cost of 3-month Term SOFR + 1.93% p.a., in the total amount of US$153,869 (equivalent to R$873,023 including principal and interest).
On May 17, 2025, the Company settled, at maturity, an ACC with BNP Paribas, in the total amount of US$106,585 (equivalent to R$605,819 including principal and interest).
On May 21, 2025, the Company settled, at maturity, an ACC with BNP Paribas, in the total amount of US$37,123 (equivalent to R$210,942 including principal and interest).
On June 9, 2025, the Company settled, at maturity, an ACC with BNP Paribas, in the total amount of US$15,988 (equivalent to R$89,170 including principal and interest).
On September 11, 2025, through a Tender Offer, the Company early settled part of the outstanding balance of one of its bonds in the total amount of US$401,545 (equivalent to R$2,162,639 — principal and interest) as part of its debt rollover strategy. The bond’s remaining balance was settled on September 19, 2025, through a make-whole operation, in the amount of US$304,737 (equivalent to R$1,623,519 — principal and interest). The bond’s original maturity was in January 2027, with a fixed rate of 5.5% p.a.
On September 11, 2025, through a Tender Offer, the Company early settled part of the outstanding balance of another of its bonds in the total amount of US$233,807 (equivalent to R$1,259,239 — principal and interest) as part of its debt rollover strategy. The bond’s original maturity was in January 2026, with a fixed rate of 5.75% p.a.

On September 26, 2025, the Company carried out a full extraordinary amortization of the outstanding nominal value of the debentures from the 8th issuance, through the payment of a total amount of R$811,766 (principal and interest).
On October 14, 2025, the Company prepaid a PPE with a cost of 3-month Term SOFR + 1.41% p.a., contracted with Bank of China, in the total amount of US$47,350 (equivalent to R$260,342, including principal and interest).
On October 15, 2025, the Company prepaid, through a make-whole transaction, the remaining amount of the bond originally maturing in January 2026 and bearing an interest rate of 5.75% per annum. The transaction amounted to US$289,069 (equivalent to R$1,574,386, including principal and interest).
On November 13, 2025, the Company fully prepaid a PPE contracted with several banks (a syndicated transaction), in the total amount of US$51,850 (equivalent to R$273,873, including principal and interest). The original maturity was March 2027, with a floating interest rate of SOFR + 1.41% p.a.
On December 8, 2025, the Company fully settled the remaining balance of the PPE that had been partially prepaid on March 10, 2025, in the amount of US$81,124 (equivalent to R$440,091, including principal and interest). The facility bore a floating interest rate of SOFR + 1.41% p.a.

19 LEASES
19.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2023	3,380,298	184,813	127,432	1,498,228	5,860	5,196,631
Additions/updates	506,373	157,542	41,235		39,076	744,226
Depreciation (1)	(408,000)	(167,312)	(54,275)	(124,890)	(2,587)	(757,064)
Write-offs (2)	(3,102)					(3,102)
Balances at December 31, 2024	3,475,569	175,043	114,392	1,373,338	42,349	5,180,691
Additions/updates	618,637	212,173	135,659	10,765		977,234
Depreciation (1)	(441,499)	(200,883)	(58,630)	(122,833)	(1,622)	(825,467)
Write-offs (2)	(327)	(277)	(65)			(669)
Balances at December 31, 2025	3,652,380	186,056	191,356	1,261,270	40,727	5,331,789
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.

On December 31, 2025, the Company does not have commitments to lease agreements not yet in force.
19.2 Lease liabilities
The balance of lease payables on December 31, 2025, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.62%	September/2053	4,173,418
Machinery and equipment	11.65%	April/2035	312,782
Buildings	11.27%	February/2035	191,085
Ships and boats	11.25%	February/2039	2,231,092
Vehicles	11.10%	November/2028	21,513
			6,929,890
(i)For the determination of the discount rates, the market CDI rate obtained from the yield curve on B3’s official website was used, considering the term equivalent to the final maturity and the nature of the contracts.
(ii)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

The balances rolled-forward are set out below:

	12/31/2025	12/31/2024
Opening balance	6,972,915	6,243,782
Additions/updates	977,234	744,226
Write-offs	(669)	(3,102)
Payments	(1,447,973)	(1,325,398)
Accrual of financial charges (1)	733,342	700,283
Exchange rate variations	(304,959)	613,124
Closing balance	6,929,890	6,972,915

Current	857,810	872,228
Non-current	6,072,080	6,100,687
(1)On December 31, 2025, the amount of R$265,463 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$249,135 as of December 31, 2024).

The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
19.2.1 Amounts recognized in the statement of income for the year
The amounts recognized are set out below:

	12/31/2025	12/31/2024
Expenses relating to short-term assets	3,191	6,477
Expenses relating to low-value assets	56	4,083
	3,247	10,560

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
The Company’s Management believes that, based on the available information as of the date of these consolidated financial statements, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:
20.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					12/31/2025
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	407,964	353,926	215,553	2,127,725	3,105,168
Payments	(71,692)	(113,840)	(9,176)		(194,708)
Reversal	(51,228)	(99,936)	(55,513)	(32,368)	(239,045)
Additions	14,650	128,217	14,056		156,923
Monetary adjustment	40,069	27,991	20,491		88,551
Provision balance	339,763	296,358	185,411	2,095,357	2,916,889
Judicial deposits (3)	(31,579)	(62,334)	(21,238)		(115,151)
Provision balance at the end of the year	308,184	234,024	164,173	2,095,357	2,801,738
(1)Amounts arising from contingent liabilities of a tax nature totaling of R$1,962,549 and civil lawsuits in the amount of R$132,808, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
(3)The amounts presented refer exclusively to the judicial deposits that have a legal right to offset.

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

20.1.1 Tax and social security
On December 31, 2025, the Company has 56 (58 as of December 31, 2024) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

20.1.2 Labor
On December 31, 2025, the Company has 1,152 (1,178 as of December 31, 2024) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.
20.1.3 Civil, environment and real estate
On December 31, 2025, the Company has 73 (97 as at December 31, 2024) civil, environmental and real estate proceedings.
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

	12/31/2025	12/31/2024
Taxes and social security (1)	10,417,734	9,837,082
Labor	189,506	171,480
Civil and environmental (1) (2)	1,023,689	5,065,714
	11,630,929	15,074,276
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$R$2,076,296 (R$2,108,635 as of December 31, 2024), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 20.1.1 above.
(2)The Company is a defendant in a Public Civil Action (“ACP”) regarding compensation for damages caused to federal highways due to the transportation of timber exceeding the permitted weight. Based on a recent decision by the Superior Court of Justice (“STJ”), which established the thesis of civil liability without clear and objective liquidation criteria, as well as the change of the monetary correction index from IGPM/FGV to SELIC, the Company reassessed the exposure amount of this action to approximately R$352,442. This estimate made by management and supported by its external legal advisors, is based on scenarios with similarity to infraction notices suffered by other companies and assessed according to the quantification criteria applied by the Federal Public Ministry (“MPF”). Given the absence of clear and objective criteria for measuring such claims from the MPF in similar cases, management’s current estimate may vary to a higher or lower amount, subject to the final decision by the MPF/TRF1 regarding the Company's case.

20.2.1 Tax and social securities

For the year ended December 31, 2025, the Company had 631 (673 as of December 31, 2024) tax proceedings whose likelihood of loss is considered possible, in the total amount of R$10,417,734 (R$9,837,082 as of December 31, 2024) for which no provision was recorded.
The other tax and social security lawsuits involve various taxes, such as IRPJ, CSLL, PIS, COFINS, ICMS, ISS, IRRF. These disputes primarily arise from differing interpretations of the applicable tax regulations and the information provided in the ancillary obligations.
The most significant tax cases are outlined below:

(i)Income Tax Assessment - IRPJ/CSLL - Swaps of Industrial and Forestry Assets: In December 2012, the Company received a tax assessment for income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, the closing date of the transaction, when the Company executed an agreement with International Paper regarding a swap of industrial and forestry assets. On January 19, 2016, the Tax Federal Administrative Court (“CARF”) rejected, as per the casting vote of the CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and, given the impossibility of further appeals and the consequent closure of the case at the administrative level, decided to pursue the discussion in the Judiciary. The lawsuit was ruled in favor of the Company's interests and the National Treasury's appeal is currently awaiting judgment at the lower court. In December 2023, pursuant to article 25, § 9ºA, of Law No. 14,689/23, the Active Debt Certificates were rectified to definitively cancel the amounts related to the tax assessment penalty and its charges. According to the Company and its external legal advisors the probability of loss in this case is possible, except for the provisioning of the amount equivalent to the contingent liability assumed arising from the business combination. For the year ended December 31, 2025, the estimated amount of the possible exposure is R$1,861,899 (R$1,688,690 as of December 31, 2024).
(ii)Income tax assessment - IRPJ/CSLL: This refers to an administrative proceeding initiated in October 2023, resulting from tax assessments for IRPJ and CSLL issued against Suzano S.A., for the calendar year of 2019. The infractions alleged include: (i) nondeductible expenses; (ii) improper deduction of operating expenses; (iii) profits earned by the subsidiaries abroad; (iv) goodwill amortization; (v) lack of addition of bonus paid to directors to the CSLL calculation basis, and (vi) tax loss and negative CSLL basis. The Company filed an administrative objection, which was partially upheld. Currently, the Company filed a voluntary appeal, which was partially granted. The issuance of the decision is currently awaited. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025, the total amount of the possible exposure is R$1,008,823 (R$920,628 as of December 31, 2024).
(iii)Income Tax Assessment - IRPJ/CSLL - Disallowance of Depreciation, Amortization and Depletion Expenses – 2010 period: In December 2015, the Company received a tax assessment demanding the payment of IRPJ and CSLL. The assessment challenges the deductibility of depreciation, amortization and depletion expenses of 2010, which the Company had included in its income tax calculations. The Company filed an administrative appeal, which was partially upheld. This decision was subject to a voluntary appeal, filed by the Company in November 2017. The judgment was converted into a due diligence process, and currently, the Company is awaiting the completion of the due diligence. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$931,979 (R$875,466 as of December 31, 2024).
(iv)Tax Assessment - IRPJ/CSLL: On October 5, 2020, the Company was notified of a Tax Assessment issued by the Brazilian Internal Revenue Service ("RFB") claiming the payment of IRPJ and CSLL credits, resulting from the remeasurement of the profit of its subsidiary Suzano Trading Ltd in the years ended December 31, 2014, 2015 and 2016. Based on the legal advisors hired to present the defense, the Company classifies, the risk of loss as possible with reference to the Company and, with reference to the Officers, also possible but with a higher chance of winning (possible to remote). The Company presented the administrative defense and, currently, the judgment was converted into a diligence. The objection was judged partially upheld, and the company will file a voluntary appeal regarding the portion that was unfavorable. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. In the year ended December 31, 2025 the total amount of the possible exposure is R$663,188 (R$609,548 as of December 31, 2024).

(v)PIS/COFINS – Goods and Services – Period of 2009 to 2011: In December 2013, the Company was assessed by the RFB demanding the collection of PIS and COFINS credits disallowed for allegedly not being linked to its operational activities. In the first instance, the objection filed by the Company was dismissed. A voluntary appeal was filed and it was partially upheld in April 2016. From this decision, the Company filed a special appeal, and certain divergences were admitted for consideration by the Superior Chamber of Tax Appeals (“CSRF”). The National Treasury also filed a special appeal with the Superior Chamber. The CSRF denied the National Treasury’s appeal and partially granted the Company’s appeal. The issuance of the CSRF’s decision is currently awaited. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$213,286 (R$201,199 as of December 31, 2024).
(vi)Tax incentive - Agency for the Development of Northeastern Brazil (“ADENE”): In 2002, the Company applied for and was granted by the RFB the right to benefit from a reduction in the IRPJ and non-refundable additional taxes calculated on operating profit, for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), all located in the Aracruz unit, under the condition of making new investments in its units located in the area covered by ADENE. In 2004, the Company received a notice from the extrajudicial administrator of the extinct Superintendency for the Development of the Northeast (“SUDENE”), informing it that the right to enjoy the benefit previously granted was deemed unfounded and would be revoked. In 2005, a tax assessment was issued demanding alleged amounts relating to the tax incentive enjoyed up to that point. After administrative discussion, the tax assessment was partially upheld recognizing the Company's right to benefit from the tax incentive until 2003. The Company's management, advised by its legal advisors, believes that the decision to cancel the referred tax benefits is incorrect and should not prevail, whether concerning the benefits already enjoyed or those not yet enjoyed until their respective final terms. Currently, the contingency is being discussed in the judicial sphere. The Company is awaiting the judgment of the appeal filed against the unfavorable decision. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$159,012 (R$150,869 as of December 31, 2024).
(vii)Offsetting - IRRF - Period 2000: The Company filed a process to offset IRRF credits for the year ended December 31, 2000 against debts owed to the RFB. In April 2008, the Brazilian Federal Revenue Service partially recognized the credit in favor of the Company. The Company filed a Voluntary Appeal with CARF against this decision and the judgment was converted into a due diligence process. In the judgment rendered at the second administrative instance, the Company’s appeal was partially granted. We are currently awaiting the issuance of the decision. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025 the total amount of the possible exposure is R$130,895 (R$125,489 as of December 31, 2024).
(viii)IRPJ/CSLL - Partial Approval – 1997 Period: The Company filed a process to offset credits arising from tax losses for the year 1997 against debts owed to the RFB . In March 2009, the tax authorities approved only R$83,000, resulting in a difference of R$51,000. The Company is still awaiting the conclusion of the analysis of the credits under administrative review following a favorable decision by CARF in August 2019, which upheld the voluntary appeal filed by the Company. For the remaining portion of the credit, the Company filed a lawsuit to discuss the matter which is currently awaiting judgment in the second instance of its appeal, filed after an unfavorable ruling. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025, the total amount of the possible exposure is R$128,393 (R$122,319 as of December 31, 2024).

(ix)Tax Assessment - IRPJ/CSLL: Administrative proceeding demanding the collection of IRPJ and CSLL for the 2015 calendar year. The infractions alleged include (i) transfer pricing; and (ii) non-deductible expenses. The Company filed an objection in January 2020, which was partially upheld. Following this decision, the Company filed a voluntary appeal, and the judgment was converted into a due diligence process. The appeal is currently pending judgment. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025, the total amount of the possible exposure is R$121,327 (R$112,168 as of December 31, 2024).
(x)IRPJ/CSLL - Partial Approval – 2000 Period: In 2024, the Company submitted a request to offset credits arising from the negative balance calculated in the year 2000 against debts owed to the Brazilian Federal Revenue Service (“RFB”). The RFB fully disallowed the tax credit. After presenting the defense and the appropriate appeals, the process ended unfavorably for the Company at the administrative level. The Attorney General's Office of the National Treasury (“PGFN”) filed a tax execution to collect the amounts, at which time the Company filed the appropriate motions to stay the tax execution, which were partially upheld. The Company has filed an Appeal, which is awaiting judgment. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025, the estimated amount of exposure is R$105,556 (R$101,654 as of December 31, 2024).
(xi)ICMS – Credits – Period 05/2014 to 12/2014: The Company is a party to a tax enforcement action filed by the State of São Paulo for the collection of ICMS related to the period from May 2014 to December 2014. The assessment arises from the alleged failure to reverse ICMS credits linked to the replacement of Electric Energy Invoice Statements originally issued by the power utility, as well as the alleged lack of bookkeeping of the referred invoices related to the entry of electric energy into the facility. After the Company was served, a Surety Bond was submitted and an extension of time was requested for filing the appropriate defenses (appeals against tax enforcement). The Company is currently awaiting notification to file the defenses in the tax enforcement action. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible. For the year ended December 31, 2025, the estimated exposure amounts to R$118,867 (R$98,197 as of December 31, 2024).
20.2.2 Labor
On December 31, 2025, the Company was a defendant in 1,211 labor lawsuits, totaling R$189,506 (1,135 labor lawsuits, totaling R$171,480 as of December 31, 2024).
The Company also has several lawsuits in which employees’ unions in the states of Bahia, Espírito Santo, Maranhão, São Paulo and Mato Grosso do Sul are included.
20.2.3 Civil, environmental and real estate
On December 31, 2025, the Company was a defendant in approximately 222 civil, environmental and real estate lawsuits, totaling R$1,023,689 (201 lawsuits totaling R$5,065,714 as of December 31, 2024).
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
The most relevant civil cases are set forth below:

(i)The Company is involved in 3 Public Civil Actions (“ACPs”) filed by the Federal Public Prosecutor's Office (“MPF”) in which it requests (i) an injunction that the Company's trucks stop transporting wood on federal highways above the legal weight restrictions (ii) an increase in the fine for excess weight to be applied to Suzano and (iii) compensation for material damage caused to federal highways, the environment and the economic order and compensation for moral damage. One of the ACPs was judged partially well-founded and the Company filed an appeal to the competent court with a request to suspend the effects of the judgment, which is still pending assessment. The other two lawsuits were dismissed and an appeal is pending. In September 2021, both were suspended due to a decision by the STJ to evaluate the points of discussion in the form of a repetitive appeal. In December 2024, the STJ judged the repetitive appeals to allow the application of a double penalty (administrative and judicial), establishing a thesis authorizing the imposition of injunctive relief and civil liability. Appeals were filed over the past year, without any change to the challenged decision to date. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible.
(ii)The company sued a competitor in the central-western region over the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the incorporated subsidiary Fibria. The prohibition on the cultivation of this biological asset by the competitor was protected by an injunction, which was confirmed in a judgment in favor of the Company, with the Company initiating the liquidation of the judgment. However, at the appeal stage and in an extended trial, there was a ruling against the Company recognizing a supposed incidental nullity of the cultivar, a decision that is currently subject to a motion for clarification. It should be noted that, in parallel, there is also a lawsuit in the Federal Court in which the competitor filed an action to annul the registration of the cultivar, but, to date, there has been no decision in this process determining the nullity or restricting the Company's right. In the Company’s opinion, supported by the opinions of its external legal counsel, the likelihood of loss in the case is assessed as possible.
(iii)The company sued a competitor in the central-western region over the improper and unauthorized use of a variety of eucalyptus protected by intellectual property rights (cultivar) of the incorporated subsidiary Fibria. The prohibition on the cultivation of this biological asset by the competitor was protected by an injunction, which was confirmed in a judgment in favor of the Company, with the Company initiating the liquidation of the judgment. However, at the appeal stage and in an extended trial, there was a ruling against the Company recognizing a supposed incidental nullity of the cultivar. Declaratory Embargos were filed, resulting in the suspension of the action until the final judgment of the annulment lawsuit pending before the Federal Court. A Special Appeal was filed, which was not admitted, leading to the filing of an Interlocutory Appeal (Agravo) against the decision denying the Special Appeal. As mentioned, in parallel, there is a proceeding before the Federal Court in which the competitor filed an action seeking the annulment of the cultivar registration; however, to date, the case is still pending evidentiary production, and there is no decision declaring the registration null or restricting the Company’s rights. In the opinion of the Company’s external legal counsel, the likelihood of losing the case is possible.

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
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the year ended December 31, 2025 amounted R$24,287 (R$21,719 as of December 31, 2024) recognized under the cost of sales, selling and general and administrative expenses.
21.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured through actuarial calculations and recognized as personnel expenses in the income statement, as detailed below.
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
The main actuarial risks are: (i) lower interest rates; and (ii) higher than expected mortality.
21.2.3 Roll-forward of actuarial liability
The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	12/31/2025	12/31/2024
Opening balance	721,560	833,683
Interest on actuarial liabilities	77,348	73,853
Current service cost	1,939	1,997
Actuarial (gain) / loss – experience	(13,340)	(125)
Actuarial (gain) / loss – financial assumptions	6,026	(137,649)
Benefits paid directly by entity	(52,390)	(50,199)
Closing balance	741,143	721,560
21.2.4 Economic actuarial assumptions and biometric data

	12/31/2025	12/31/2024
Economic
Nominal discount rate – medical assistance and life insurance	11.02% p.a.	11.16% p.a.
Medical cost growth rate	6.86% p.a.	6.86% p.a.
Nominal inflation	3.50% p.a.	3.50% p.a.
Aging factor	0 to 24 years: 1.50% p.a.	0 to 24 years: 1.50% p.a.
	25 to 54 years: 2.50% p.a.	25 to 54 years: 2.50% p.a.
	55 to 79 years: 4.50% p.a.	55 to 79 years: 4.50% p.a.
	Above 80 years: 2.50% p.a.	Above 80 years: 2.50% p.a.
Biometric
Table of general mortality	AT-2000	AT-2000
Table of mortality of disabled persons	IAPB 57	IAPB 57
Turnover	1.00% p.a.	1.00% p.a.
Other
Retirement age	65 years	65 years
Family composition	Men 4 years + older	Men 4 years + older
	and 90% married	and 90% married
Permanency in the plan	100%	100%

21.2.5 Sensitivity analysis
The sensitivity analysis regarding the relevant assumptions of the plans show the impact on the liability balance:

Discount rate		Medical costs growth rate
+0.50%	711,035	+1.00%	807,480
21.2.6 Forecast amounts and average duration of payments of obligations
The nominal future benefit payments expected for the next 10 years, based on the obligation of the granted benefits, are presented below:

Payments	Medical assistance and life insurance
2026	56,551
2027	60,184
2028	63,864
2029	67,549
2030	71,203
2031 to 2035	406,811
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
The characteristics and measurement criteria of each plan are disclosed below:
22.1 Phantom shares plan
The number of phantom shares to be granted to each beneficiary is calculated based on a financial amount per beneficiary.
The beneficiary may only exercise the rights to the phantom shares once the vesting period has been completed, lasting up to 5 (five) years from the date of grant, in accordance with the characteristics of each plan.
The settlement of the phantom shares is in cash, and the amount will be calculated by multiplying the number of shares granted by the value of the share measured based on the average price of the last 90 (ninety) trading sessions, adjusted, when applicable, for the Company’s Total Shareholder Return ("TSR"), in accordance with the criteria established in each plan.
The TSR represents a market condition and its effects are incorporated into the fair value measurement of the phantom shares at the grant date.
Since phantom share plans are settled in cash, their fair values are measured at the end of each reporting period.
If beneficiaries leave the Company during the vesting period, they will lose the right to exercise the phantom shares.
The roll-forward arrangements are set out below:

Number of shares
Year of grant	Fair value on grant date	31/12/2024	Shares granted	Cancelled	Exercised (1)	31/12/2025	Available for completion	Year of vesting
								2026	2027	2028
2020	R$38.50	33,384	1,083		(34,467)
2021	R$62.25	874,480	28,375	(13,046)	(882,074)	7,735	7,735
2022	R$57.48	3,461,437	112,251	(109,908)	(2,983,596)	480,184	156,930	299,281	23,973
2023	R$48.84	3,052,179	98,965	(246,315)	(209,268)	2,695,561		2,439,228	256,333
2024	R$56.53	2,675,017	86,771	(207,385)	(95,013)	2,459,390			2,286,297	173,093
2025	R$60.53		3,684,754	(168,804)	(105,413)	3,410,537				3,410,537
Number of stock options		10,096,497	4,012,199	(745,458)	(4,309,831)	9,053,407	164,665	2,738,509	2,566,603	3,583,630

Book value		361,974	209,842	(17,843)	(221,651)	332,322
Book value of the previous year		268,489	196,956	(23,470)	(80,001)	361,974

(1)For the year ended December 31, 2025, the average price of the share options exercised, including exercises resulting from termination of employment, was R$56.57.

22.2 Restricted shares plan
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
If beneficiaries leave the Company before fulfilling the conditions for obtaining rights, they lose the right to exercise the restricted share option.

The position is set forth below:

Number of stock options
Year of grant	Fair value on grant date	31/12/2024	Shares granted	Exercised	31/12/2025	Year of vesting
						2026	2027	2028	2029	2030
2022	R$53.81	115,800	3,758	(119,558)
2023	R$51.41	383,568	12,448		396,016	277,249	118,767
2024	R$55.77	2,480,743	80,509	(348,417)	2,212,835	227,697	312,564		1,672,574
2025	R$61.39		467,265		467,265			230,773		236,492
Number of stock options		2,980,111	563,980	(467,975)	3,076,116	504,946	431,331	230,773	1,672,574	236,492

Book value		60,226	45,642	(25,126)	80,742
Book value of the previous year		26,744	81,276	(47,794)	60,226

23 LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	12/31/2025	12/31/2024
Business combinations
Facepa (1)	28,394	27,182
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (2)	66,446	93,308
	94,840	120,490

Current	17,719	21,166
Non-current	77,121	99,324
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

24 SHAREHOLDERS’ EQUITY
24.1 Share capital
On December 31, 2025, Suzano’s share capital was R$24,269,281 divided into 1,264,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$24,235,546. The breakdown of the share capital is as set out below:

	12/31/2025		12/31/2024
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	29.08	367,612,329	29.08
Controller	196,065,636	15.51	196,065,636	15.51
Managements and related persons	32,157,608	2.54	32,784,440	2.59
Alden Fundo de Investimento em Ações	27,154,744	2.15	26,154,744	2.07
	622,990,317	49.28	622,617,149	49.25
Treasury (Note 24.5)	28,208,827	2.23	24,875,787	1.97
Other shareholders	612,918,471	48.49	616,624,679	48.78
	1,264,117,615	100.00	1,264,117,615	100.00
For the year ended December 31, 2025, SUZB3 common shares ended the period quoted at R$51.45 and R$61.78 on December 31, 2024.
On December 10, 2025, the Board of Directors approved an increase in the Company's share capital in the amount of R$5,000,000, as described in note 1.2.2.
24.2 Dividends, interest on equity and reserve calculations
The Company´s bylaws establishes that the minimum annual dividend shall be the lower of:
(i)25% of the adjusted net income for the year pursuant to Article 202 of Brazilian Law No. 6,404/76; or
(ii)10% of the Company's consolidated operating cash generation (“GCO”) for the year.
On December 4, 2024, the Board of Directors approved the payment of interest on equity by the Company, in the total gross amount of R$2,500,000 allocated to the profit reserves.
In the year ended December 31, 2025, based on the criteria defined in the bylaws, mandatory minimum dividends were determined in accordance with item (ii) above, as set forth below:

12/31/2025
Accounting EBITDA	21,946,267
Adjustments to EBITDA (note 28.2)	(209,947)
Adjusted EBITDA	21,736,320
Capex Maintenance (Sustain)	(7,880,041)
GCO = Adjusted EBITDA - Capex Maintenance	13,856,279

Dividends (10%) - Art. 26, "c" of the Bylaws	1,385,628
Interim dividends (note 1.2.3)	1,380,000
Dividends to be distributed	5,628
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
(i)Legal: established based on 5% (five percent) of the net profit of each fiscal year, in accordance with Article 193 of Brazilian Law No. 6,404/76, and limited to 20% (twenty percent) of the share capital. In any year in which the balance of the legal reserve, combined with the amounts of capital reserves, exceeds 30% (thirty percent) of the share capital, the allocation of a portion of net income to the legal reserve will not be mandatory. The use of this reserve is restricted to offsetting losses and increasing share capital, aiming to ensure the integrity of the share capital. For the year ended December 31, 2025, the balance of this reserve was R$2,517,519 (R$1,847,109 as of December 31, 2024).
(ii)Capital increase: established based on up to 90% (ninety percent) of the remaining balance of net income for the year, limited to 80% (eighty percent) of the share capital, pursuant to the Company’s bylaws, after the allocation to the legal reserve and the minimum mandatory dividends. The purpose of this reserve is to ensure the Company maintains adequate operating conditions. For the year ended December 31, 2025, the Company allocated R$2,807,632 to the capital increase (Note 1.2.2), ending the year with a balance of R$10,128,485 (R$2,807,632 as of December 31, 2024).
(iii)Special statutory: established based on 10% (ten percent) of the remaining balance of net income for the year, with the purpose of ensuring the continuity of dividend distribution, up to the limit of 20% (twenty percent) of the share capital. For the year ended December 31, 2025, the balance of this reserve was R$2,972,996 (R$1,847,109 as of December 31, 2024).
(iv)Tax incentives: established under the terms of Article 195-A of Law No. 6,404/76, as amended by Law No. 11,638/07 and based on a proposal from the Company’s management bodies. The Company allocates the portion of net income arising from donations or government subsidies to investments, and this portion is excluded from the basis for calculating the mandatory minimum dividend. For the year ended December 31, 2025, the balance of this reserve was R$1,534,462 (R$1,319,908 as of December 31, 2024). This increase is due to the constitution of reserves related to the benefits of Exploration Profit (note 12.3) and Reinvestment. Exploration Profit, applicable to the manufacturing units located in the states of Espírito Santo, Maranhão, and Bahia (under Sudene’s approval), as well as the plant in Belém do Pará (under Sudam’s approval), contributed to a reserve of R$214,555 in the year ended December 31, 2025. Regarding the Reinvestment incentive, there was no use of this benefit during the year, which explains the maintenance of the reserve at R$14,574, related to the previous year. s for the investment subsidy tax incentive, in accordance with Law No. 14,789/2023, the Company taxed the results equivalent to these amounts, and no new reserve was constituted for this tax incentive in the current year. Only the maintenance of the reserve in the amount of R$291,937 was recorded, referring to the benefit from a period prior to 2024, under the rules in effect before Law No. 14,789/2023.
(v)Investment reserve: established in accordance with Article 196 of Law No. 6,404/76, as amended by Law No. 11,638/07, profit retention is carried out based on a capital budget. This practice aims to meet the needs of the Company’s investment plan, previously approved at the Annual General Meeting. For the year ended December 31, 2025, the Company allocated R$2,192,368 to capital increase (Note 1.2.2), ending the year with a balance of R$2,964,772 (R$5,157,140 as of December 31, 2024).
24.4 Accumulated other comprehensive income
These are changes that occur in shareholders' equity arising from transactions and other events that do not originate with shareholders and are disclosed net of tax effects, as set forth below:

	Conversion of debentures – 5th issuance	Actuarial loss	Effect of fair value measurement of financial assets	Effect of exchange rate changes on translation of foreign investments	Deemed cost	Total
Balances at December 31, 2023	(45,746)	(229,627)	1,298	8,396	1,803,975	1,538,296
Actuarial gain		90,931				90,931
Effect of fair value measurement of equity instruments through other comprehensive income			(364,231)			(364,231)
Effect of exchange rate changes on translation of foreign subsidiaries’ financial statements				163,185		163,185
Realization of deemed cost, net of income taxes (IRPJ and CSLL)					(79,385)	(79,385)
Balances at December 31, 2024	(45,746)	(138,696)	(362,933)	171,581	1,724,590	1,348,796
Actuarial gain		4,828				4,828
Effect of fair value measurement of equity instruments through other comprehensive income			(219,685)			(219,685)
Effect of exchange rate changes on translation of foreign subsidiaries’ financial statements				(129,061)		(129,061)
Realization of deemed cost, net of income taxes (IRPJ and CSLL)					(116,209)	(116,209)
Balances at December 31, 2025	(45,746)	(133,868)	(582,618)	42,520	1,608,381	888,669
24.5 Treasury shares
On December 31, 2025, the Company had 28,208,827 (24,875,787 as of December 31, 2024) of its own common shares held in treasury, with an average cost of R$53.57 per share, with a historical value of R$1,511,146 (R$1,339,197 as at December 31, 2024) and the market corresponding to R$1,451,344 (R$1,536,826 as at December 31, 2024).
On December 31, 2025, the Company granted 372,160 common shares at an average cost of R$53.66 per share, with a historical value of R$19,969 to comply with the restricted shares plan.

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2023	34,765,600	42.69	1,484,014	1,934,010
Exercised	(1,005,113)	47.55	(47,794)	(54,213)
Repurchase	51,115,300	54.91	2,806,764	2,806,764
Canceled	(60,000,000)	48.40	(2,903,787)	(3,238,200)
Balances at December 31, 2024	24,875,787	53.84	1,339,197	1,536,826
Exercised	(372,160)	53.66	(19,969)	(20,251)
Repurchase	3,705,200	51.80	191,918	191,918
Balances at December 31, 2025	28,208,827	53.57	1,511,146	1,451,344
24.6 Distribution of results

	Limit on share capital %	Distribution of results		Reserve balances
		12/31/2025	12/31/2024	12/31/2025	12/31/2024
Realization of deemed cost, net of taxes		(116,209)	(79,385)
Tax incentive reserve		214,554	321,671	1,534,462	1,319,908
Legal reserve	20.00%	670,410		2,517,519	1,847,109
Capital increase reserve	80.00%	10,128,485		10,128,485	2,807,632
Special statutory reserve	20.00%	1,125,887		2,972,996	1,847,109
Investments reserve			(7,315,184)	2,964,772	5,157,140
Capital reserve				80,742	60,226
Unclaimed dividends forfeited		(566)	(1,300)
Minimum mandatory dividends		1,385,628
		13,408,189	(7,074,198)	20,198,976	13,039,124

25 EARNINGS PER SHARE
25.1 Basic
The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

	12/31/2025	12/31/2024	12/31/2023
Net income (loss) for the year attributed to Controlling shareholders'	13,408,189	(7,074,198)	14,084,848
Weighted average number of shares in the year – in thousands	1,264,118	1,289,637	1,330,020
Weighted average treasury shares – in thousands	(27,416)	(24,836)	(32,827)
Weighted average number of outstanding shares – in thousands	1,236,702	1,264,801	1,297,193
Basic earnings per common share – R$	10.84189	(5.59313)	10.85794
25.2 Diluted
The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	12/31/2025	12/31/2024	12/31/2023
Net income (loss) for the year attributed to Controlling shareholders'	13,408,189	(7,074,198)	14,084,848
Weighted average number of outstanding shares – in thousands	1,236,702	1,264,801	1,297,193
Average number of potential shares (stock options) - in thousands	3,012		487
Weighted average number of shares (diluted) – in thousands	1,239,714	1,264,801	1,297,680
Diluted earnings per common share – R$	10.81555	(5.59313)	10.85387
As of December 31, 2024, the average number of dilutive potential ordinary shares (stock options) was 2,980 thousand. However, due to the net loss for the year, the Company did not include the dilution effect in the measurement.

26 NET FINANCIAL RESULT

	12/31/2025	12/31/2024	12/31/2023
Financial expenses
Interest on loans, financing and debentures (1)	(5,679,047)	(4,453,739)	(3,636,730)
Premium expenses on early settlements	(110,060)
Amortization of transaction costs	(101,926)	(80,099)	(67,353)
Interest expenses on lease liabilities (2)	(467,879)	(451,148)	(441,596)
Other	(524,843)	(556,917)	(513,483)
	(6,883,755)	(5,541,903)	(4,659,162)

Financial income
Cash and cash equivalents and marketable securities	1,584,056	1,598,111	1,668,408
Other	182,570	139,323	157,241
	1,766,626	1,737,434	1,825,649
Results from derivative financial instruments
Income	10,033,761	2,669,394	10,149,730
Expenses	(2,705,077)	(11,782,077)	(4,623,016)
	7,328,684	(9,112,683)	5,526,714
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	8,384,101	(17,728,324)	4,185,675
Leases	304,959	(613,124)	180,112
Other assets and liabilities (3)	(1,138,450)	2,456,455	(1,278,060)
	7,550,610	(15,884,993)	3,087,727
Net financial result	9,762,165	(28,802,145)	5,780,928
(1)Excludes R$274,731 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the year ended December 31, 2025 (R$959,968 as at December 31, 2024 and R$1,160,364 as at December 31,2023).
(2)On December 31, 2024, the balance of R$19 relating to transaction costs with loans and financing was recognized directly in the income statement.
(3)Includes R$265,463 referring to the reclassification to the biological assets item for the composition of the formation cost (R$249,135 as of December 31, 2024 and R$223,055 as of December 31, 2023).
(4)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.

27 NET SALES

	12/31/2025	12/31/2024	12/31/2023
Gross sales	60,463,610	57,017,142	47,601,020
Sales deductions
Returns and cancellations	(174,694)	(234,643)	(155,950)
Discounts and rebates	(7,863,333)	(6,936,630)	(5,526,032)
	52,425,583	49,845,869	41,919,038
Taxes on sales	(2,309,904)	(2,442,587)	(2,163,463)
Net sales	50,115,679	47,403,282	39,755,575

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
28.2 Information of operating segments

	12/31/2025
	Pulp	Paper	Total
Net sales	37,816,141	12,299,538	50,115,679
Domestic market (Brazil)	1,786,984	7,462,804	9,249,788
Foreign market	36,029,157	4,836,734	40,865,891
Asia	17,987,863	45,083	18,032,946
Europe	10,532,908	344,813	10,877,721
North America	6,901,189	3,321,114	10,222,303
South America and Central	588,451	1,069,113	1,657,564
Africa	18,746	56,611	75,357
Cost of sales	(25,321,167)	(8,568,337)	(33,889,504)

Adjusted EBITDA	18,891,646	2,844,674	21,736,320
Adjustments to EBITDA (*)			209,947
Depreciation, depletion and amortization			(11,297,258)
Financial result			9,762,165
Net income before taxes			20,411,174

F-88

	12/31/2024
	Pulp	Paper	Total
Net sales	37,593,462	9,809,820	47,403,282
Domestic market (Brazil)	2,295,258	7,278,586	9,573,844
Foreign market	35,298,204	2,531,234	37,829,438
Asia	15,760,800	24,767	15,785,567
Europe	11,895,394	355,784	12,251,178
North America	6,965,731	914,234	7,879,965
South America and Central	670,157	1,179,840	1,849,997
Africa	6,122	56,608	62,730
Cost of sales	(21,261,705)	(6,139,822)	(27,401,527)

Adjusted EBITDA	20,866,160	2,983,040	23,849,200
Adjustments to EBITDA (*)			1,065,887
Depreciation, depletion and amortization			(9,223,995)
Financial result			(28,802,145)
Net income before taxes			(13,111,053)

	12/31/2023
	Pulp	Paper	Total
Net sales	30,677,265	9,078,310	39,755,575
Domestic market (Brazil)	2,144,199	6,719,093	8,863,292
Foreign market	28,533,066	2,359,217	30,892,283
Asia	13,588,032	72,133	13,660,165
Europe	8,701,141	302,131	9,003,272
North America	5,682,010	476,429	6,158,439
South America and Central	558,601	1,437,181	1,995,782
Africa	3,282	71,343	74,625
Cost of sales	(19,694,674)	(5,382,001)	(25,076,675)

Adjusted EBITDA	15,194,660	3,078,310	18,272,970
Adjustments to EBITDA (*)			1,264,428
Depreciation, depletion and amortization			(7,321,110)
Financial result			5,780,928
Net income before taxes			17,997,216

F-89

	12/31/2025	12/31/2024	12/31/2023
(*) Adjustments to EBITDA
Fair Value - Biological Asset	1,516,458	1,431,530	1,989,831
Loss from associates and joint ventures (2) (3)	(409,212)	(13,845)	(19,379)
Impairment of subsidiaries (2)	(88,871)
Income from disposal and write-off of non-current assets	(386,396)	(169,284)	(232,143)
Provision/(reversals) for losses on ICMS credits (note 9.1)	(193,152)	(130,726)	(348,628)
Expenses on Asset Acquisition and Business Combinations	(82,426)	(34,065)	(25,171)
Write-off of wood inventory	(78,203)	(11,930)	(22,998)
Restructuring expenses	(59,725)	(1,205)	(8,974)
Others (1)	(8,526)	(4,588)	(68,110)
	209,947	1,065,887	1,264,428
(1) It includes items with specific, non-cash and exceptional adjustments, such as: i) effective loss of the development contract advance program; ii) fines and cancellation of contracts; iii) tax credits - exclusion of ICMS from the PIS and COFINS calculation basis; and iv) donations for catastrophes and pandemics.
(2) It includes the impact of the transaction with the associate Spinnova Plc involving the joint venture Woodspin Oy and the subsidiary Suzano Finland Oy (note 14.2).
(3) It includes the impact of the transaction with the associate Ensyn Corporation involving the joint venture F&E Technologies LLC and the subsidiary F&E Tecnologia do Brasil S.A. (note 14.2).

28.3 Net sales by product

	12/31/2025	12/31/2024	12/31/2023
Products
Market pulp (1)	37,816,141	37,593,462	30,677,265
Printing and writing paper (2)	8,260,804	8,072,722	7,567,320
Paperboard (3)	3,999,186	1,676,639	1,417,075
Other	39,548	60,459	93,915
	50,115,679	47,403,282	39,755,575
(1)Net sales of fluff pulp represent 0.7% of total net sales, and therefore were included in market pulp net sales. (0.7% as at December 31, 2024).
(2)Net sales of tissue represent 5.7% of total net sales, and therefore were included in printing and writing paper net sales. (5.8% as at December 31, 2024).
(3)The increase in paperboard revenue is substantially attributable to the operations of Suzano Packaging LLC, acquired on October 1, 2024.

With regard to the foreign market revenues of the pulp operating segment, China and the USA are the main countries in terms of net revenue, 39.30% and 13.80%, respectively, for the year ended December 31, 2025 (China and the USA represented 36.92% and 16.08%, respectively, on December 31, 2024 and 41.36% and 15.32%, respectively, on December 31, 2023).
With regard to the foreign market revenues of the paper operating segment, Argentina and USA, are the main countries in terms of net revenue, 5.79% and 67.53%, respectively, for the year ended December 31, 2025 (Argentina and USA represented 10.96% and 22.50% respectively, on December 31, 2024 and 23.68% and 19.49%, respectively, on December 31, 2023). The increase in revenues in the United States is primarily driven by the operations of Suzano Packaging LLC, acquired on October 1, 2024.
There is no other individual foreign country that represents more than 10% of net revenue in the foreign market for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

F-90

28.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	12/31/2025	12/31/2024
Pulp	7,897,051	7,897,051
Paper	290,191	290,191
	8,187,242	8,187,242
29 INCOME (EXPENSES) BY NATURE

	12/31/2025	12/31/2024	12/31/2023
Cost of sales (1)
Personnel expenses	(2,306,054)	(1,741,347)	(1,450,428)
Costs of raw materials, materials and services	(13,934,386)	(11,468,545)	(10,981,883)
Logistics cost	(6,194,178)	(5,186,872)	(4,341,369)
Depreciation, depletion and amortization	(10,210,462)	(8,135,016)	(6,718,474)
Other	(1,244,424)	(869,747)	(1,584,521)
	(33,889,504)	(27,401,527)	(25,076,675)
Selling expenses
Personnel expenses	(375,408)	(330,178)	(281,673)
Services	(244,206)	(247,585)	(173,494)
Logistics cost	(1,511,160)	(1,288,670)	(1,067,031)
Depreciation and amortization	(971,788)	(955,201)	(952,033)
Other (2)	(210,178)	(116,913)	(122,146)
	(3,312,740)	(2,938,547)	(2,596,377)
General and administrative expenses
Personnel expenses	(1,720,229)	(1,661,843)	(1,172,538)
Services	(595,948)	(503,086)	(406,001)
Depreciation and amortization	(129,135)	(143,600)	(118,771)
Other (3)	(344,842)	(311,315)	(225,918)
	(2,790,154)	(2,619,844)	(1,923,228)
Other operating (expenses) income, net
Results from sales of other products, net	44,225	80,005	83,017
Net result on disposal and write-off of non-current assets	(386,396)	(163,033)	(331,285)
Result on fair value adjustment of biological assets	1,516,458	1,431,530	1,989,831
Depreciation, amortization and other PPA realizations (4)	14,127	9,822	468,168
Provision for judicial liabilities	(153,988)	(148,952)	(167,563)
Other operating income (expenses), net	(99,486)	52,201	34,204
	934,940	1,261,573	2,076,372
(i)Includes R$680,209 related to maintenance downtime, costing (R$587,345 as at December 31, 2024 and R$650,592 as at December 31, 2023).
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

F-91

30 INSURANCE COVERAGE
The Company has insurance coverage for operational risks, with a maximum coverage of US$1,225,000 corresponding to R$6,740,440. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$20,000 corresponding to R$110,048 as of December 31, 2025.
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
The Company has a domestic transportation insurance policy with a maximum coverage of R$60,000 and international policy in the amount of US$75,000 corresponding to R$412,680, effective through May 2027, and renewable for an additional 18 months.
In addition to the coverages mentioned above, the Company maintains insurance for civil responsibility of Directors and Executives (“D&O”), product liability insurance, motor vehicle liability insurance, credit risk insurance for customers in the domestic and international markets, as well as life insurance and health insurance.
31 EVENTS AFTER THE REPORTING PERIOD
31.1 Credit facility arrangement
On 5 February 2026, the Company completed the arrangement of a new revolving credit facility through its subsidiary Suzano International Finance B.V., replacing the revolving credit facility in place since February 2022 and increasing the total amount available under revolving credit facilities from US$1,275,000 to US$1,775,000 (equivalent to R$9,766,760). The new facility aims to further strengthen the Company’s already robust liquidity position, providing greater cash flexibility over the coming years.
The total committed amount of US$1,775,000 is available until February 2031. The commitment fee, in the event the facility is not drawn, is 0.27% p.a. If drawn, the facility bears interest at SOFR plus 0.90% p.a.
31.2 Share buyback program
On February 10, 2026, the Board of Directors approved the new share buyback program, under which the Company may acquire up to a maximum of 40,000,000 (forty million) common shares of its own issuance, within a maximum period of 18 months.
The transactions will be carried out on B3, at market prices, at the Company’s discretion, taking into account the market price of its shares. The shares acquired may be held in treasury, canceled, and/or subsequently sold.

F-92